Form 20-F
period 2001-12-31
SCOR
filed 2002-05-14
CIK 1023027

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 1-14518

SCOR

(Exact name of registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	The Republic of France (Jurisdiction of incorporation or organization)

1, Avenue du Général de Gaulle, 92074 Paris-La Défense Cedex, France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	New York Stock Exchange

Ordinary Shares, no par value*	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report:

41,244,216 Ordinary Shares, including 273,950 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.

☒  Yes       ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17       ☒  Item 18

In this Annual Report on Form 20-F, the term the “Company” refers to SCOR and the terms “SCOR” and the “Group”, or “we”, “us” and “our” refer to the Company together with its consolidated subsidiaries.

On January 1, 1999, the euro was introduced as the common legal currency of the member states of the European Economic and Monetary Union, including France. SCOR has adopted the euro as the reporting currency in its consolidated financial statements and translated into euro all amounts previously stated in French francs at the fixed exchange rate for French francs to euro (6.55957 French francs = 1 euro). Although these statements depict the same trends as would have been shown had the Company presented them in French francs, the reader should be aware that they may not be directly comparable to the financial statements of other companies that have also been restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison between the Company’s financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could give a much different impression than a comparison between SCOR’s financial statements and those of another company as translated into euro.

As used herein, references to “EUR” is to euro and references to “dollars”, “USD” or “$” are to U.S. dollars. For your convenience, this annual report contains translations of certain euro amounts into dollars at the rate of USD 0.8877 per EUR 1.00, the noon buying rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on April 22, 2002. See “Item 3 – Selected Financial Data” for certain historical information regarding the Noon Buying Rate.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In addition, other written or oral statements, which constitute forward-looking statements, have been made and may in the future be made by or on behalf of SCOR.

In this annual report, such forward-looking statements include, without limitation, statements relating to:

1.	the implementation of strategic initiatives, including the update of information systems,

2.	changes in premium revenues,

3.	changes in the balance of lines and class of business, including the development of alternative risk transfer activities and of personal lines reinsurance,

4.	the development of revenues overall and within specific business areas,

5.	the development of expenses, including Property-Casualty expenses,

6.	the market risks associated with interest and exchange rates, and

7.	other statements relating to SCOR’s future business development and economic performance.

The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements.

Many factors may influence SCOR’s actual results and cause them to differ materially from expected results as described in forward-looking statements. Such factors include:

•	the frequency and severity of insured loss events, including natural and man-made catastrophes,

•	mortality and morbidity levels and trends,

•	persistency levels,

•	interest rate levels,

•	currency exchange rates, including the euro – U.S. dollar exchange rate,

•	increasing levels of competition in France, Europe, North America and other international reinsurance markets,

•	changes in laws and regulations,

•	general competitive factors, in each case on a global, national and/or regional basis.

SCOR disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Item 3.D – Risk Factors” for certain risks that may affect the Group’s results.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
A. SELECTED FINANCIAL DATA
B. CAPITALIZATION AND INDEBTEDNESS
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
D. RISK FACTORS
Item 4. Information on the Company
A. HISTORY AND DEVELOPMENT OF THE COMPANY
B. BUSINESS OVERVIEW
C. ORGANIZATIONAL STRUCTURE
D. PROPERTY, PLANTS AND EQUIPMENT
Item 5. Operating and Financial Review and Prospects
A. OPERATING RESULTS
B. LIQUIDITY AND CAPITAL RESOURCES
C. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES
D. TREND INFORMATION
E. CRITICAL ACCOUNTING POLICIES
Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
B. COMPENSATION
C. BOARD PRACTICES
D. EMPLOYEES
E. SHARE OWNERSHIP
Item 7. Major Shareholders and Related Party Transactions
A. MAJOR SHAREHOLDERS
B. RELATED PARTY TRANSACTIONS
C. INTERESTS OF EXPERTS AND COUNSEL
Item 8. Financial Information
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
B. SIGNIFICANT CHANGES
Item 9. The Offer and Listing
A. OFFER AND LISTING DETAILS
B. PLAN OF DISTRIBUTION
C. MARKETS
D. SELLING SHAREHOLDERS
E. DILUTION
F. EXPENSES OF THE ISSUE
Item 10. Additional Information
A. SHARE CAPITAL
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
C. MATERIAL CONTRACTS
D. EXCHANGE CONTROLS
E. TAXATION
F. DIVIDENDS AND PAYING AGENTS
G. STATEMENT BY EXPERTS
H. DOCUMENTS ON DISPLAY
I. SUBSIDIARY INFORMATION
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Default, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. [Reserved]
Item 16. [Reserved]
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
Consolidated Financial Statements and Schedules
EX-99.1: GLOSSARY OF SELECTED TERMS
EX-99.2: TRANSLATION OF SCOR'S STATUS

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

Currency Translations And Exchange Rates:

Since the euro did not exist prior to January 1, 1999, exchange rates between the euro and the U.S. dollar for the periods shown in the Group’s consolidated financial statements and in the other financial information discussed in this annual report cannot be presented. Our functional currency during those periods was the French franc. In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the high, low, average and period end Noon Buying Rates for the French franc per U.S. dollar for 1997 and 1998:

			Average	End of
Year Ended December 31,	High	Low	Rate(1)	Period

1997	6.35	5.19	5.85	6.02
1998	6.21	5.39	5.90	5.59

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

The following table sets forth, for the periods indicated, the high, low, average and end of period Noon Buying Rates, expressed in U.S. dollars per euro:

			Average	End of
Year Ended December 31,	High	Low	Rate(1)	Period

	Value of 1 euro in U.S. dollars
1999	1.18	1.00	1.06	1.01
2000	1.03	0.83	0.92	0.94
2001	0.95	0.83	0.89	0.89
November	0.90	0.88
December	0.90	0.88
2002 (through April 22)(2)	0.90	0.86	0.88	0.89
January	0.90	0.86
February	0.88	0.86
March	0.88	0.87
April (through April 22)(2)	0.89	0.88

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period, except for the month of April 2002 where April 22, 2002 has been used in place of the last day of the month.

(2)	The Noon Buying Rate on April 22, 2002 was USD 0.8877 per EUR 1.00.

SCOR prepares and publishes its financial statements in euro. Because a substantial portion of the Group’s revenues and expenses is denominated in dollars and other currencies, SCOR has a financial reporting translation exposure attributable to fluctuations in the value of these currencies against the euro.

See also “Item 5 – Operating and Financial Review and Prospects” for information regarding the effects of currency fluctuations on the Group’s results.

Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by holders of ADRs on conversion by the Depositary of dividends paid in euro on the Ordinary Shares represented by the ADSs.

Selected U.S. GAAP Consolidated Financial Data

The following selected financial data are derived from the consolidated financial statements of SCOR, which have been audited by Ernst & Young Audit, independent auditors, except for the financial statements of:

•	SCOR Italia, a wholly-owned subsidiary, which financial statements reflect total assets constituting 6% in 1998 and 5% in 1997, and total revenues constituting 4% in 1998 and 6% in 1997, of the related consolidated totals,

•	SCOR Deutschland, a 99%-owned subsidiary, for the years ended December 31, 1998 and prior, which financial statements reflect total assets constituting 6% in 1998 and 1997 and total revenues constituting 6% in 1998 and 8% in 1997, of the related consolidated totals; and

•	Commercial Risk Partners Limited, a 96%-ownded subsidiary, for the years ended December 31, 2000 and prior, which financial statements reflect total assets constituting 10% in 2000, 9% in 1999, 7% in 1998 and 5% in 1997, and total revenues constituting 20% in 2000, 15% in 1999, 11% in 1998 and 6% in 1997, of the related consolidated totals, which were in each case audited by other independent auditors.

The selected consolidated financial data should be read in conjunction with the Company’s Consolidated Financial Statements, related Notes and other financial information appearing elsewhere herein and in “Item 5 – Operating and Financial Review and Prospects.”

The Company has adopted the euro as the reporting currency in its consolidated financial statements and translated all French francs amounts at the fixed exchange rate for French francs to euro (6.55957 French francs = 1 euro). The dollar amounts presented in the table below have been translated solely for convenience at the Noon Buying Rate on April 22, 2002, which was USD 0.8877 per EUR 1.00.

SELECTED U.S. GAAP CONSOLIDATED FINANCIAL DATA(1)

	Year ended December 31,

						2001
	1997	1998	1999	2000	2001	Translated

	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)

	(millions, except per share amounts)
Income Statement data
Gross premiums written	2,334	2,425	2,760	3,355	4,429	3,932

Net premiums written	2,093	2,156	2,457	2,878	3,720	3,302

Net Premiums earned
Life (net of premiums ceded totaling 41, 59, 63, 109 and 101)	258	282	343	396	546	485
Property-casualty (net of premiums ceded totaling 208, 238, 235, 360 and 547)	1,788	1,846	2,019	2,281	3,107	2,758
Net investment income	242	250	236	287	347	308
Net realized gains on investments	74	149	143	413	10	9

Total revenues	2,362	2,527	2,741	3,377	4,010	3,560

Expenses
Life claims (net of reinsurance recoveries totaling 32, 33, 42, 63 and 90)	204	189	239	283	451	400
Property-casualty claims and loss adjustment expenses (net of reinsurance recoveries totaling 75, 180, 191, 381 and 1,051)	1,265	1,400	1,552	2,204	2,962	2,629
Pre-tax catastrophe losses and loss adjustment expenses, net of reinsurance(2)	19	55	134	–	215	191
Policy acquisition costs and commissions	496	547	552	661	848	753
Underwriting and administration expenses	123	132	142	162	209	186
Foreign exchange loss (gain), net	(1)	5	21	18	(8)	(7)
Amortization of goodwill	12	13	14	15	17	15
Other operating expenses (income), net	19	6	(4)	16	(1)	(1)

Total expenses	2,137	2,347	2,650	3,359	4,693	4,166

Income (loss) before taxes, minority interests and income from investments accounted for by the equity method	225	180	91	18	(683)	(606)
Income tax	(86)	(53)	(23)	57	273	242

Income (loss) before minority interests and income from investments accounted for by the equity method	139	127	68	75	(410)	(364)
Minority interest	(5)	(7)	(2)	(1)	(1)	(1)

Income (loss) before income from investments accounted for by the equity method	134	120	66	74	(411)	(365)
Income from investments accounted for by the equity method	10	25	23	3	4	4

Income (loss) before cumulative effect of change in accounting principles	144	145	89	77	(407)	(361)

Cumulative effect of change in accounting principles, net of income taxes	–	–	–	–	42	37

Net income (loss)	144	145	89	77	(365)	(324)

Net income per Ordinary Share, basic	5.20	4.08	2.70	2.44	(10.74)	(9.48)

Net income per Ordinary Share, diluted(3)	3.97	3.98	2.58	2.27	(9.40)	(8.30)

Balance sheet data (at end of year)
Total investments and cash	4,598	4,510	5,113	7,402	9,017	8,004
Total assets	7,651	7,793	9,385	12,776	16,933	15,031
Property-Casualty
Loss and LAE reserves, gross	3,723	3,942	4,774	5,575	8,365	7,426
Loss and LAE reserves, net	3,417	3,606	4,353	5,068	6,917	6,140
Unearned premium reserves, gross	767	729	919	1,226	1,665	1,478
Unearned premium reserves, net	644	638	812	1,097	1,411	1,253
Life
Reserve for future policy benefits, gross	702	708	824	2,468	2,601	2,309
Reserve for future policy benefits, net	635	650	761	1,798	1,953	1,734
Total liabilities	6,144	6,286	8,044	11,381	15,623	13,869
Shareholders’ equity	1,507	1,507	1,341	1,395	1,310	1,163
Book value per Ordinary Share	55	42	42	44	35	31
Number of Ordinary Shares outstanding at December 31 (in thousands)	35,823	34,357	34,629	34,794	41,244	41,244
Certain financial ratios and operating data
Property-Casualty
Loss ratio(4)	72%	79%	83%	96%	102%	102%
Expense ratio(5)	32%	32%	31%	29%	29%	29%
Combined ratio	104%	111%	114%	125%	132%	132%
Effect of catastrophe losses on Property-Casualty combined ratio	1%	3%	6%	–	7%	7%

(1)	Amounts have been restated from the prior reporting currency, French franc, to euro, using the fixed exchange rate of 6.55957 French francs = one euro.

(2)	A catastrophe is defined by the Company as an event involving multiple insured risks and causing pre-tax losses net of reinsurance of EUR 10 million or more.

(3)	Includes assumption of full conversion of the Company’s Convertible Bonds into Ordinary Shares. See Note 6 of Notes to Consolidated Financial Statements.

(4)	Loss ratios are calculated on the basis of aggregate losses and LAE expressed as a percentage of net premiums earned.

(5)	Expense ratios are calculated on the basis of underwriting expenses (including allocated non-commission expenses) expressed as a percentage of net premiums earned.

Dividends

The payment and amount of dividends on outstanding Ordinary Shares are subject to the recommendation of the Company’s Board of Directors and the approval by the Company’s shareholders at an ordinary general meeting. The Board of Directors also recommends, and the Company’s shareholders determine at the annual general meeting, the portion, if any, of the annual dividend that each shareholder will have the option to receive in Ordinary Shares. Since 1996, dividends have been paid entirely in cash. Future dividends will depend on the Company’s earnings, financial condition and other factors. See “Item 10.D – Exchange controls.”

Under French law and the Company’s statuts, net income in each fiscal year (after deduction for depreciation and reserves), as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to the shareholders of the Company as dividends, subject to other applicable requirements of French law and the Company’s statuts.

Dividends paid to holders of ADSs are converted from euro to U.S. dollars, subject to a charge by the Depositary for any expenses incurred by the Depositary in such conversion. See “Item 10.E – Taxation” for a summary of certain French and U.S. federal tax consequences to holders of ADSs and Ordinary Shares.

Dividends for each year are paid in the year following the approval of such dividend at the annual meeting of shareholders (generally held in April or May). The total dividends paid with and without the French avoir fiscal and before deduction of any French withholding tax for each of the five years ended December 31, are as follows:

			Dividend per
		Dividend per	Ordinary		Dividend per
	Ordinary	Ordinary	Share including	Dividend per	ADS including
	Shares	Share	Avoir Fiscal(1)	ADS(2)	Avoir Fiscal(1)(2)

	(Thousands)	(EUR)	(EUR)	(USD)	(USD)
1997	35,823	1.52	2.29	1.68	2.52
1998	34,357	1.70	2.55	1.76	2.64
1999	34,629	1.70	2.55	1.63	2.45
2000	34,794	1.70	2.55	1.52	2.28
2001(3)	41,244	0.30	0.45	0.27	0.40

(1)	Any payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made only following receipt by the French tax administration of a claim of such payment, and is generally not expected to be paid until after the close of the calendar year in which the respective dividends are paid. Certain holders of Ordinary Shares or ADSs will not be entitled to payments of avoir fiscal. See “Item 10.E – Taxation.”

(2)	Solely for convenience, the dividend per Ordinary Share amounts have been translated from the French francs or euro actually paid into U.S. dollars at the Noon Buying Rates. For convenience only, avoir fiscal amounts have been translated from the French francs or euro actually paid into U.S. dollars at the Noon Buying Rates. The Noon Buying Rate may differ from the rate that may be used by the Depositary to convert French francs or euro to dollars for purposes of making payments to holders of ADSs.

(3)	As approved by the April 18, 2002 ordinary and extraordinary shareholders’ meeting. Paid on May 2, 2002.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The reinsurance industry is cyclical, which may impact our results.

The Property and Casualty insurance and reinsurance industries are cyclical. Historically, reinsurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the reinsurer, including competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses, levels of industry surplus and utilization of underwriting capacity that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industries. As a result, the reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of underwriting capacity permitted favorable premium levels. We can be expected to experience the effects of such cyclicality and there can be no assurances that changes in premium rates, the frequency of severity of catastrophes or other loss events or other factors affecting the insurance or reinsurance industries generally will not have a material adverse effect on the Group’s results of operations in future periods.

We are exposed to losses from catastrophic events.

As with other reinsurers, our operating results and financial condition can be adversely affected by natural and man-made catastrophes that may give rise to claims under Property-Casualty and Life reinsurance coverages. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, explosions, severe winter weather, fires, conflagrations and terrorist acts, the incidence and severity of which are inherently unpredictable. Although catastrophes can cause losses in a variety of the Group’s business lines, most of the Group’s catastrophe-related claims in the past have related to underlying homeowners and commercial property coverages. Such exposure arises primarily in respect of earthquake risk in the U.S., Canada, Turkey, Japan, Australia, Latin America and Italy, as well as wind and other weather-related risks in Europe, Asia, Australia and the U.S.

We generally seek to manage our exposure to catastrophe losses through selective underwriting practices, including the monitoring of risk accumulations on a geographic basis, and through the purchase of catastrophe retrocessional reinsurance. There can be no assurance that such practices, including management of risk accumulations on a per location and geographic basis, or the reinsurance purchased by us, will be adequate to protect us against material catastrophe losses or that retrocessional reinsurance will continue to be available in the future at commercially reasonable rates. In particular, in 2001 the events of September 11th resulted in losses in our Property-Casualty business of EUR 215 million, net of reinsurance. See “Item 5 – Operating and Financial Review and Prospects”.

Although we attempt to limit our exposure to acceptable levels, it is possible that an actual catastrophic event or multiple catastrophic events could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

If our reserves prove to be inadequate it may adversely affect our results.

We are required to maintain reserves to cover our estimated ultimate liability for Property-Casualty losses and LAE (loss adjustment expenses) with respect to reported and unreported claims incurred as of the end of each accounting period (net of estimated related salvage and subrogation claims). For our Life business, we are required to maintain reserves for future policy benefits that take into account expected investment yields and mortality, morbidity, lapse rate and other assumptions. The inherent uncertainties of estimating reserves are increased for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the primary insurer and, ultimately, to the reinsurer, the primary insurer’s payment of that loss and subsequent indemnification by the reinsurer and by differing reserving practices among ceding companies.

We periodically review and update our methods for establishing reserves. To the extent our reserves prove to be insufficient to cover actual losses, loss adjustment expenses or future policy benefits after taking into account available retrocessional coverage, we would have to augment such reserves and incur a charge to earnings which could have a material adverse effect to our consolidated financial condition, results of operations and cash flows.

We are exposed to the impact of changes in foreign exchange rates and interest rates.

We publish our Consolidated Financial Statements in euro. Consequently, fluctuations in the exchange rates used to translate non-euro currencies into euro may impact our reported results of operations and cash flows from year to year.

Fluctuations in interest rates affect the returns available to us on fixed maturity investments, as well as the market values of, and corresponding levels of capital gains or losses on, the fixed maturity securities in our investment portfolio.

In addition, the level of interest or changes in interest rates might lead to unanticipated changes in the pattern of surrender and withdrawal of our annuity and other Life reinsurance products, including the fixed annuities of SCOR Life US Re. These would result in cash outflows that might require the sale of assets at a time when the investment portfolio is affected by increases in interest rates, resulting in realized losses.

We operate in a highly competitive industry.

The reinsurance business is highly competitive. Competition with respect to the types of reinsurance in which we are engaged is based on many factors, such as underwriting expertise, reputation and experience in the lines written, the jurisdictions in which the reinsurer is licensed or otherwise authorized to do business, premiums charged, as well as other terms and conditions of the reinsurance offered, services offered and speed of claims payment and perceived overall financial strength of the reinsurer. We compete for business in the French, European, United States and other international reinsurance markets with numerous international and domestic reinsurance companies, some of which have greater financial resources and higher ratings than we do.

Ratings are important to our business.

Our ratings are reviewed periodically and there can be no assurance that our ratings will be maintained in the future. Any significant reduction of our claims-paying ability rating could result in our operating companies being removed from the approved security list of some insurance or reinsurance brokers or of some insurance ceding companies and materially adversely affect their ability to write business through such brokers or for such ceding companies. In addition, any reduction in ratings could have the effect of increasing the cost of any new borrowings we make.

Item 4. Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General

SCOR, acting through its three treaty Property-Casualty, Life/ Accident & Health, and Specialty Property-Casualty operating divisions, its ten subsidiary companies and their twenty-two branches and representative offices, provides treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers. In 2001 the Group had net written premiums of EUR 3,720 million, which management believes makes it the largest reinsurer in France, one of the five largest European reinsurers and one of the world’s ten largest reinsurers, in each case based on management’s estimate of the 2001 net written premiums of other major international reinsurers and excluding intra-group business.

Background

SCOR is organized as a société anonyme, or stock company, under the laws of the Republic of France. The Company was established in 1970 at the direction of the French Government in order to create a French reinsurance company of international stature. The term of the Company expires on June 30, 2024. SCOR expanded rapidly on the world’s markets, building up a substantial international portfolio.

At the beginning of the 1980’s, the French state progressively reduced its interest in the Company’s capital (held via the Caisse Centrale de Réassurance), and was replaced by insurance companies operating in the French market. In 1989, SCOR and UAP Réassurances combined their Property-Casualty and Life reinsurance businesses as part of the restructuring of SCOR’s capital, which led to the listing of the Company on the Paris stock market. Compagnie UAP, which held 41% of SCOR’s capital, disposed of most of its interest in October 1996 via an international public offering timed to coincide with the listing of SCOR’s shares on the New York Stock Exchange.

SCOR’s Ordinary Shares have been listed on the Paris Bourse since 1989 and on the New York Stock Exchange in the form of American Depositary Shares evidenced by American Depositary Receipts, since October 11, 1996.

Recent Developments

On June 29, 2001, the Company’s extraordinary shareholders’ meeting approved the acquisition of SOREMA S.A., a French company and SOREMA N.A., a U.S. company, both reinsurance subsidiaries of GROUPAMA, France’s second-largest composite insurer. GROUPAMA became SCOR’s largest shareholder with an interest of 17%. SCOR expects this shareholding to become a long-term investment for GROUPAMA and to consolidate the shareholder base of SCOR as well as to reinforce the relations that exist between the two groups. On April 15, 2002, we announced the sale of Fulcrum Insurance Co., a subsidiary of SOREMA N.A..

On September 11, 2001, the most important worldwide terrorist attack occurred in the United States, destroying the World Trade Center (WTC). Following this tragedy, on September 21, 2001, there was the explosion of the AZF chemical plant in Toulouse, France. See “Item 5 – Operating and Financial Review and Prospects” for a discussion of the Group’s insured losses from the events of September 11th at the WTC and from the AZF explosion.

To benefit from the start of an anticipated upward trend in the reinsurance cycle, SCOR increased its underwriting capacity in Property-Casualty business through the establishment of Irish Reinsurance Partners Ltd. (IRP) in association with a group of private investors in December 2001.

To reduce the Group’s risk profile, in January 2002 we arranged the issuance of USD 150 million in “catastrophe bonds” providing protection to cover natural catastrophe claims for SCOR, via Atlas Re II, a special purpose vehicle.

On March 29, 2002, we agreed to sell, subject to customary regulatory approvals, our remaining 35% stake in COFACE for a price of EUR 62 per share, generating a profit before tax of approximately EUR 96 million, providing the Group with an additional EUR 290 million in liquidity, and releasing in terms of Risk Based Capital, an equivalent amount of EUR 180 million of shareholder’s equity which will be redeployed to our insurance activities.

In response to the shortage of terrorism insurance capacity available in the commercial market following the WTC attack in the U.S., on April 4, 2002, Special Risk Insurance and Reinsurance Luxembourg (S.R.I.R.), a special insurer for terror risks was founded by six major international insurance and reinsurance groups, including SCOR which has a 9.1% participation in this special insurer.

B. BUSINESS OVERVIEW

Strategy

In 2001, following a group-wide review process, we adopted a revised strategic plan, with the following key elements:

Our Business: Risk Assumption

While the businesses comprising the insurance value chain (distribution, administration, risk-taking and asset management) have traditionally been integrated, we expect that they will increasingly be carried out by specialists seeking to optimize costs and performance. In the face of this trend our strategy is clear: we will continue to focus on risk-taking activities. Our culture and experience is about understanding, pricing and managing risk, areas in which we believe we enjoy substantial competitive advantages. As an insurance risk-taking enterprise, our priorities are as follows:

      •   Organic growth and targeted acquisitions.

SCOR has for several years followed a strategy combining organic growth with carefully targeted acquisitions, including recent acquisitions of a Life reinsurer in the United States, a reinsurance company in France and the creation of Irish Reinsurance Partners in Dublin. We will continue to pursue this strategy, and will seek to acquire only those companies or portfolios that we believe are likely to enhance value for SCOR and its shareholders.

      •   A geographically balanced portfolio.

The markets of Europe, North America and Northeast Asia currently account for over 80% of the world’s insurance premium volumes, and we believe there is little likelihood of major changes in their relative importance in the coming years. The Group’s portfolio, which reflects this geographic spread, will continue to grow primarily in these markets.

Four emerging countries – Brazil, China, India and Russia – in our view represent major long-term opportunities, by virtue of their size, the importance of their “regional sphere of influence,” and their growth potential. SCOR is already a recognized player in each of these markets and will seek to strengthen its presence there in the future.

      •   A focus on higher margin market segments.

The cyclical shifts in industry loss experience and the increase in competition and concentration particularly affect traditional Property-Casualty lines of business. While maintaining activities in this segment of business, we are developing segments that we estimate are less sensitive to changes in industry conditions and require expertise and service. We will combine a strict selective approach to Property-Casualty treaty reinsurance, with the expansion of our Life/Accident & Health and “Specialty” Property-Casualty reinsurance activities.

Setting a course for sustainable development

The Group’s strategy has been established with a view to achieving sustainable development. We believe we can best achieve this by focusing on the following priorities:

      •   Maintain high standards of customer service.

Getting to know our customers thoroughly in order to identify and anticipate their needs is a key priority at SCOR. Through a broad array of programs and initiatives, we seek to support our clients, share our know-how and maintain high levels of customer satisfaction.

      •   Make optimum use of new technologies.

We rely extensively on new technologies to provide all units of the Group access to the same information concerning our customers and contracts, provided through OMEGA, our unified global information system for customer relations, underwriting, claims processing and accounting, determining estimates and recording transactions. We also continue to develop risks analysis tools, such as our natural risks simulation system.

We also use technology to strengthen our relations with customers in the field of underwriting, and provide access to our risk appraisal and rating expertise via the Internet, for both Property-Casualty and Life reinsurance.

We also make use of technology to automate the exchange and processing of reinsurance transactions. Working with two leading US brokers, we introduced a fully automated system at the end of 2000, designed to process reinsurance accounts transmitted in electronic format, and to standardize administrative procedures. At the beginning of 2001, SCOR also joined Inreon, an independent Internet-based reinsurance exchange that will enable insurers and brokers to place risks on line, further enhancing our e-commerce offers.

We now stand ready to deploy these automated procedures worldwide across our OMEGA platform.

      •   Capital allocation: a key management tool.

Despite the difficult conditions prevailing in 2001, SCOR deployed its Risk Adjusted Return On Capital (RAROC) tool during the year. RAROC, a model for capital allocation to measure the return on equity, is the product of four years of extensive research and testing, and is now a major strategic management tool.

      •   Maintain strong shareholder relations.

Since its Paris stock market flotation in 1989 and the listing of its ADRs on the New York Stock Exchange in 1996, SCOR has successfully built up a diversified and loyal shareowner base.

The number of shareowners has increased significantly in recent years, and includes a large proportion of individuals and many leading institutional investors. Approximately 66% are located in France, 20% in the rest of Europe, and 14% in the United States.

SCOR regularly informs shareowners and the financial community about its results and strategy. In 2001, members of the Group Executive Committee visited more than 250 institutional investors in 16 cities around the world, and received more than 400 analysts and investors at our head office in Paris.

      •   Maintain financial strength.

Having opted for a strategy of acting as a “risk carrier,” SCOR’s growth will necessarily require a substantial increase in equity over the years to come, which will only be possible with a return to improved profitability.

Our operating solvency ratio, long-term capital (shareholders’ equity and perpetual loans and long term loans more than 20 years) to net premium income, which was approximately 60% at December 31, 2001, has decreased from 80% in 2000, due to the growth of our net premium income. The Group can draw on nearly EUR 250 million in unused syndicated credit lines, nearly EUR 170 million in commercial paper programs and negotiable medium-term notes, and through a recent convertible bond issue we have the possibility of strengthening our shareholders’ equity in 2003.

      •   Create and maintain a spirit of enterprise and innovation.

The acquisition of Sorema brought a new influx of personnel to SCOR. After an assessment of their skills and expertise, they were quickly integrated into our organization.

The very broad range of expertise and wide cultural diversity of our human capital rank foremost among SCOR’s strengths. Underwriters, engineers, physicians, actuaries and lawyers from more than 45 countries daily combine their talents in the service of innovation and the satisfaction of our customers.

Our human resources management policy seeks to:

–	acknowledge and promote the spirit of enterprise and innovation throughout the Group,

–	empower staff, giving each employee an opportunity to find fulfillment in his or her work,

–	facilitate communication and teamwork, and

–	blend collective action with individual excellence.

INDUSTRY OVERVIEW

General

Reinsurance is an arrangement in which a company, the reinsurer, agrees to indemnify an insurance company, the ceding company, against all or a portion of the primary insurance risks underwritten by the ceding company under one or more insurance contracts. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks, catastrophe protection from large or multiple losses and assistance in maintaining acceptable financial ratios. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus. Reinsurance, however, does not discharge the ceding company from its liability to policyholders.

In general, primary property insurance protects an insured against financial loss arising out of the loss of property or its use caused by an insured peril. Primary casualty insurance protects an insured against financial loss arising out of its obligation to others for loss or damage to persons or property. Property and Casualty reinsurance protects the cedent against loss to the extent of the reinsurance coverage provided. Property reinsurance involves a high degree of volatility but losses are generally reported within a relatively short time period after the event. A greater degree of unpredictability is associated with casualty risks because there tend to be a greater lag in the reporting and payment of casualty claims, due to the nature of the risks and the greater potential for litigation. Life reinsurance generally provides coverage to primary insurers for Life insurance risks underwritten by them, including under individual and group ordinary life, annuity and retirement-related products. Generally, reinsurance of such risks provides cedents with coverage against mortality and morbidity risks, as well as investment related risks in the case of certain interest-sensitive life products.

The Property and Casualty insurance and reinsurance industries are cyclical. Historically, reinsurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the reinsurer, including price competition, frequency of occurrence of losses or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses, levels of industry surplus and utilization of underwriting capacity that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industries. As a result, the reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of underwriting capacity permitted favorable premium levels. Increases in the frequency and severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophe and other loss events could lend to declining premium rates in the global market. The reinsurance business is also competitive. Competition with respect to the types of reinsurance in which the Group is engaged is based on many factors, such as underwriting expertise, reputation and experience in the lines written, the jurisdictions in which the reinsurer is licensed or otherwise authorized to do business, premiums charged, as well as other terms and conditions of the reinsurance offered, services offered and speed of claims payment and perceived overall financial strength of the reinsurer.

Types of Reinsurance

Treaty and Facultative Reinsurance

The two basic types of reinsurance arrangements are treaty and facultative reinsurance. In treaty reinsurance, the ceding company is obligated to cede and the reinsurer is obligated to assume a specified portion of a type or category of risks insured by the ceding company. Treaty reinsurers, including the SCOR Group, do not separately evaluate each of the individual risks assumed under their treaties and, consequently, after a review of the ceding company’s underwriting practices, are largely dependent on the original risk underwriting decisions made by the ceding primary policy writers. Such dependence subjects reinsurers in general, including the Group, to the possibility that the ceding companies have not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded in connection therewith may not adequately compensate the reinsurer for the risk assumed. The reinsurer’s evaluation of the ceding company’s risk management and underwriting practices as well as claims settlement practices and procedures, therefore, will usually impact the pricing of the treaty.

In facultative reinsurance, the ceding company cedes and the reinsurer assumes all or part of the risk under a single insurance contract. Facultative reinsurance is negotiated separately for each insurance contract that is reinsured. Facultative reinsurance normally is purchased by ceding companies for individual risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual risks. Underwriting expenses and, in particular, personnel costs, are higher relative to premiums written on facultative business because each risk is individually underwritten and administered. The ability to separately evaluate each risk reinsured, however, increases the probability that the underwriter can price the contract to more accurately reflect the risks involved.

Proportional and Non-Proportional Reinsurance

Both treaty and facultative reinsurance can be written on a proportional, or pro rata, basis or a non-proportional, or excess of loss, basis. With respect to proportional or pro rata reinsurance, the reinsurer, in return for a predetermined portion or share of the insurance premium charged by the ceding company, indemnifies the ceding company against a predetermined portion of the losses and loss adjustment expenses (LAE) of the ceding company under the covered insurance contract or contracts. In the case of reinsurance written on a non-proportional, or excess of loss basis, the reinsurer indemnifies the ceding company against all or a specified portion of losses and LAE in excess of a specified amount, known as the ceding company’s retention or reinsurer’s attachment point, subject to a negotiated reinsurance contract limit.

Although the frequency of losses under a pro rata reinsurance contract is usually greater than on an excess of loss contract, generally the loss experience is more predictable and the terms and conditions of a pro rata contract can be structured to limit aggregate losses from the contract. A pro rata reinsurance contract therefore does not necessarily require that a reinsurance company assume greater risk exposure than on an excess of loss contract. The predictability of the loss experience may better enable underwriters to price such business accurately in light of the risk assumed, therefore reducing the volatility of results.

Excess of loss reinsurance is often written in layers. One or a group of reinsurers accepts the risk just above the ceding company’s retention up to a specified amount, at which point that reinsurer or another reinsurer or a group of reinsurers accepts the excess liability up to an additional specified amount or such liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company’s retention layer is said to write working layer or low layer excess of loss reinsurance. A loss that reaches just beyond the ceding company’s retention will create a loss for the lower layer reinsurer, but not for the reinsurers on the higher layers. Loss activity in lower layer reinsurance tends to be more predictable than that in higher layers due to a greater historical frequency, and therefore, like pro rata reinsurance, better enables underwriters and actuaries to more accurately price the underlying risks.

Premiums payable by the ceding company to a reinsurer for excess of loss reinsurance are not directly proportional to the premiums that the ceding company receives because the reinsurer does not assume a direct proportionate risk. In contrast, premiums that the ceding company pays to the reinsurer for pro rata reinsurance are proportional to the premiums that the ceding company receives, consistent with the proportional sharing of risk. In addition, in pro rata reinsurance the reinsurer generally pays the ceding company a ceding commission. The ceding commission is usually based on the ceding company’s cost of acquiring the business being reinsured (commissions, premium taxes, assessments and miscellaneous administrative expense) and also may include a profit factor for producing the business.

Retrocession

Reinsurers typically purchase reinsurance to cover their own risk exposure or to increase their capacity. Reinsurance of a reinsurer’s business is called a retrocession. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, protect against catastrophic losses, stabilize financial ratios and obtain additional underwriting capacity.

Broker vs. Direct Reinsurance

Reinsurance can be written through professional reinsurance brokers or directly from ceding companies. From a ceding company’s perspective, both the broker market and the direct market have advantages and disadvantages. A ceding company’s selection of one market over the other will be influenced by its perception of such advantages and disadvantages relative to the reinsurance coverage being placed. For example, broker coverages usually involve a number of participating reinsurers that have been assembled by a broker, each assuming a specified portion of the risk being reinsured. A ceding company may find it easier to arrange such coverage in a difficult underwriting environment where risk capacity is constrained and reinsurers are seeking to limit their risk exposure. In contrast, direct coverage usually are structured by ceding companies directly with one or a limited number of reinsurers. The relative amount of brokered and direct business written by the Group’s subsidiaries varies according to local market practice.

PRODUCTS AND MARKETS

General

Our operations are organized in three business segments: Property-Casualty treaty, Life/Accident & Health and Specialty Property-Casualty. Within each segment, we write various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our consolidated financial statements reflect the activities of each segment.

The following table sets forth our gross premiums written by segment and class of business:

	Year Ended December 31,

	1999		2000(1)		2001

	EUR	%	EUR	%	EUR	%

	(EUR, in millions)
By segment of business
Property-Casualty treaty	1,270	46	1,272	38	1,922	43
Life/Accident & Health	705	26	934	28	1,062	24
Specialty Property-Casualty	785	28	1,149	34	1,445	33

Total	2,760	100	3,355	100	4,429	100

By segment and class of business
Property-Casualty treaty
Property	477	38	529	41	796	42
Casualty	682	54	687	54	1,039	54
Marine, Space and Transportation	44	3	34	3	61	3
Construction	67	5	22	2	26	1

Total Property-Casualty Treaty	1,270	100	1,272	100	1,922	100

Life/Accident & Health
Annuity-based	116	16	153	16	121	11
Individual & group life	291	41	352	38	527	50
Accident	67	10	75	8	81	8
Disability	55	8	94	10	57	5
Health	149	21	204	22	229	22
Unemployment	5	1	6	1	12	1
Long-term care	22	3	50	5	35	3

Total Life/Accident & Health	705	100	934	100	1,062	100

Specialty Property-Casualty
Alternative Reinsurance	347	44	615	54	712	49
Credit, Surety & Political Risks	154	20	201	17	175	12
SCOR Business Solutions	284	36	333	29	558	39

Total Specialty Property-Casualty	785	100	1,149	100	1,445	100

(1)	Reallocated figures from Specialty Property-Casualty to Property-Casualty treaty of small risk facultatives for comparison purposes.

Property-Casualty treaty reinsurance

The Property-Casualty treaty segment includes the proportional (pro rata) and non-proportional (excess of loss and stop loss) treaty classes of property, casualty, marine, space and transportation and construction reinsurance.

Property. The Group’s proportional property treaty business provides reinsurance coverage for underlying insured property damage or business interruption losses resulting from fires or other perils in the homeowners, personal auto, industrial and general commercial property lines.

Non-proportional property treaty business covers the same lines and risks, but some specialized excess of loss covers provide primarily catastrophe loss protection to cedents.

Casualty. The Group’s casualty proportional and non-proportional treaty reinsurance includes auto liability and general third party liability coverage, as well as the liability components of both homeowners and general commercial coverage. Auto liability reinsurance covers bodily injury and third party property and other liability risks arising from both private passenger and commercial fleet auto coverage.

Marine, Space and Transportation. The Group’s marine, space and transportation treaty business relates primarily to ocean and inland marine risk, as well as a limited amount of commercial aviation and space coverage.

Construction. The Group’s construction treaty business, primarily written on a proportional basis, includes inherent defect insurance covers, also known as decennial insurance. As required by French law, decennial insurance covers the risk of major structural defects and collapse for ten years after completion of construction of a building.

For both insurers and reinsurers, 2001 proved to be an extremely difficult one in the Property-Casualty area due to a combination of four factors that severely reduced earnings: persistently negative trends in underwriting results on business written at the bottom of the cycle; very high losses on industrial risks, especially at year-end; the WTC catastrophe, unprecedented in the history of insurance; and the financial and stock market crisis, which not only hurt assets values but also entailed significant credit losses.

This accumulation of bad news, discussed in detail throughout this report, obscured what was surely the most important development for the future, namely the start of an upward trend in the reinsurance cycle. After five years of steady, sharp falls in insurance and reinsurance premium rates and deteriorating underwriting conditions, the recovery moderately took shape in 2001 but it is expected to prove sustainable owing to structural changes in our business.

Several reinsurers either withdrew from the market or very significantly reduced their activities, having suffered severe losses or because their business was not strategically vital to the groups they belong to. These moves are expected to help to correct excess supply of capacity and bring about sufficient concentration to guarantee normal competition and avoidance of past excesses.

Europe. Competition in the insurance sector remained fierce across the region, even though deteriorating underwriting results and poor financial markets performance dragged down profitability. A number of mutual insurers forged joint ventures, while the process of demutualization came to a temporary halt. The attraction of Eastern Europe remains undiminished.

Earnings were dragged down by a combination of repeated rate reductions on engineering risks since the mid 1990’s and an upsurge in accidents.

The issue of terrorism cover naturally dominated discussions at the end of 2001. In December 2001, France announced it was to set up a specialized pool drawing on the resources of insurers, reinsurers and the State, while comparable plans are under discussion in Germany and Italy.

The European Community continued to open up and harmonize its markets. On January 1, 2002, a single currency was adopted by a market of more than 330 million people. During 2002, issues expected to come up for debate will include pensions, motor insurance, EU enlargement and the creation of a European directive for reinsurers.

In a difficult environment, SCOR maintained in 2001 a policy of prudent underwriting, meaning that, as a composite reinsurer, we continued to write business in each of our customary classes, but we were careful to safeguard our underwriting results to the fullest possible extent by refusing to accept under-priced business.

North America. The year 2001 ought logically to have been the year of recovery for Property & Casualty insurance in the United States, coming after several years of under-pricing and heavy underwriting losses throughout the market. Several factors resulted in this not being the case. First were the terrorist attacks of September 11 and their awesome human and financial toll. The market’s underwriting results were also affected by the need to bolster provisions set aside in earlier years, particularly from 1997 to 1999, the low point of the previous cycle. At the same time, the American economy continued to drift into recession. These economic circumstances seriously impacted the accounts of American insurers in 2001 owing to falling interest rates, which have squeezed recurring financial income, and to accumulating losses on equity portfolios.

All these factors, combined with heavy natural catastrophe losses, particularly due to the tropical storm Allison, contributed to the worst ever year for Property & Casualty insurers and reinsurers in the United States.

SCOR was heavily affected by the events of September 11th. In the first place, SCOR US headquarters, located in the WTC, were fully destroyed. Thanks to the contingency plan introduced some years earlier, and to the existence of a sizable second site in Chicago, our IT system was back in operation just a few days after the catastrophe, and all vital data were recovered. The New York employees were relocated two weeks later at 199 Water Street in Manhattan, which is now the new headquarters of SCOR US.

Canada. There were few natural catastrophes in 2001, as in 2000. Motor insurance and professional property damage rates were nevertheless depressed throughout most of the year, although signs of improvement did begin to emerge in the last quarter. Poor underwriting results on this market, combined with falling investment income, depressed insurance results.

SCOR profited from this difficult background and continued to develop its business with an increase in total gross premiums written in 2001, the largest ever-annual increase in the subsidiary’s history.

Mexico, Caribbean and Central America. Coming after the series of natural catastrophes of recent years, reinsurance rates have risen significantly in Central America and the Caribbean. But the price of catastrophe cover substantially increased in the wake of September 11. The exclusions of terrorism and cyber risks now apply to most contracts. Rate changes on treaty business will not apply in Mexico until July 1, 2002, the contracts renewal date.

The Group has expanded in these regions on the strength of improved insurance and reinsurance rates, with increasing its cumulative natural catastrophe exposure. There was a particularly high contract renewal rate, testifying to the quality of our customer relationships.

South America. The political instability in several countries, the financial crisis in Argentina, and the failure of the Brazilian market to open up, leaving the reinsurance monopoly in that country intact, all conspired to make 2001 a disappointing year.

SCOR has had to scale back its ambitions in some of these markets.

Australasia. After a short-lived period return to growth, most countries in the region slipped back into recession in the second half of 2001. Reversing the trend of more than 10 years, the numbers of reinsurance companies in this region began to decline in 2001, bringing a welcome reduction in the supply of capacity from the beginning of 2001. The region was not spared by natural events, including a severe typhoon in Taiwan. In addition, a major industrial disaster occurred in South Korea.

Our premium income rose sharply in Australia, Japan and South Korea, thanks in particular to the beginnings of a rate recovery in these markets.

SCOR registered a positive result in Asia in 2001, and there are grounds for hope for a sustained improvement in its earnings in the coming years, given the new conditions now prevailing there.

Life/Accident & Health

Life/Accident & Health reinsurance includes life reinsurance products as well as the personal segments of Casualty reinsurance namely accident, disability, health, unemployment and long-term care.

Life. The Group’s Life business, written primarily on a proportional and non-proportional treaty basis, provides life reinsurance coverage with respect to individual and group life, reinsurance of annuity-based products, and longevity reinsurance, to primary life insurers and pension funds.

Accident, disability, health, unemployment and long-term care. The personal segments of this business are written primarily on a proportional treaty basis.

The same factors as in earlier years continue to govern Life insurance markets, namely aging populations, growth in savings products, rising health spending, and the emergence of demand for Life and A&H products for the very old.

The reinsurance market naturally follows broad insurance industry trends. But it also responds to specific demands and objectives.

There is a growing need, at present, for individual covers. Requests for covers exceeding EUR 20 million are commonplace in the United States and are no longer rare in Europe. These levels of cover call for:

•	know-how in the medical and financial analysis of individual applications. We have developed powerful tools for this purpose, and these have been reinforced by the integration of SCOR Life US Re, complementing our European know-how. Active commercialization of Sar@, the first electronic risk-selection system, has persuaded many insurers over the world of our expertise in this field.

•	the necessary capacity. This is clearly the area in which September 11 has made its biggest impact. Even if its impact in the Life business has been fairly limited for SCOR, it has led to a tightening of rating conditions and a collapse in capacity, in terms of both terrorism covers and risk accumulation.

There is little talk nowadays of a cycle in Life reinsurance. Yet it exists, albeit very faintly, and the influx of newcomers to the segment in recent years did create some pressure on prices, which is now coming to an end:

•	falling interest rates are progressively pushing up reinsurance rates, though less so than in Property and Casualty reinsurance, due to asset-liabilities matching and reduced returns on capital that inevitably accompany lower interest rates.

•	the fall in mortality rates may now have reached an inflection point, and the systematic expectations of continuing declines observed in recent years could now be coming to an end.

•	there are fewer and fewer specialized operators in this market, and knowledge is becoming costly and difficult to acquire. Insuring for longevity is a difficult art that calls for great caution.

•	almost all players suffered either from losses in the Argentine market or from difficulties surrounding the so-called “workers compensation carve out” programs or from both, and this is inciting them to greater caution.

•	the lack of high quality retrocessionnaires capable of supplying substantial capacity is driving up the price of certain covers.

Together, we believe these various factors should help to raise prices in the Life markets in coming years.

“Specialty” Property-Casualty reinsurance

“Specialty” Property-Casualty reinsurance includes alternative reinsurance, credit surety and political risks, and the large Property-Casualty facultative business operated by SCOR Business Solutions.

Alternative Reinsurance. The Group’s alternative reinsurance business is conducted primarily out of CRP, the Group’s Bermuda-based subsidiary. SCOR believes that this 96%-owned subsidiary has built a reputation for providing added value in terms of financial engineering and product development.

CRP operates on all sectors of alternative risk transfer but sets a strategy aimed at differentiating the Group from competition through our capacity to innovate, and at pursuing growth through the development of new risk analysis systems and a high level of customer service. Consequently, it focuses on three distinct products:

•	loss frequency driven by workers’ compensation, motor insurance and general liability in the U.S. market;

•	using insurance techniques to cover weather variations, primarily temperature-based derivatives;

•	developing single integrated risk transfer instruments to protect against combinations of fortuitous uncertainties with financial exposures.

Credit, Surety and Political Risks. SCOR’s credit, surety and political risks business is organized horizontally and conducted by fully dedicated teams based in Europe and in the U.S. Complementing the more traditional forms of reinsurance that meet the needs of its credit and surety insurance clients, SCOR is developing a new credit derivatives activity aimed at a different and much broader clientele.

Three insurers, all of them clients of SCOR, dominate the world’s traditional credit insurance. The Group provides proportional treaty covers as well as non-proportional reinsurance, covering peak and cumulative risks. In 1999, SCOR began developing credit derivative reinsurance methods, creating opportunities to gain customers in the banking and financial institutions sector, for which we offer credit risk covers aimed at optimizing their capital management. The credit department underwrites those risks with technical support from the investment management teams.

Europe is the most significant market for credit reinsurance. We believe there are growth prospects for credit reinsurance in Eastern Europe and for general export risk coverage. In addition, since 1999, we have observed demand for covers emerging in Asia, particularly in Japan and Korea, to which the Group is responding cautiously, in view of those countries’ current economic situation.

The surety bond market is, on the whole, mostly American, and due to increasing competition in this class of business which has pushed rates down, we have withdrawn from a very large number of contracts.

Political risk insurance is “catastrophic” in nature, in the sense that frequency is low, but the scale of events is very large when they do occur. SCOR’s approach is relatively similar to the one employed in natural catastrophe covers, combining geographical spread and balance over time.

SCOR Business Solutions. The Group’s large facultative business is written by specialized underwriting teams organized under SCOR Business Solutions. This structure was reorganized in 2000 around the activities of corporate buyers seeking global risk financing solutions that combine traditional risk covers and alternative financing. It shares risks with cedents for large, complex industrial or technical risks, such as automotive assembly lines, semiconductor manufacturing plants, oil and gas or chemical facilities, oil and gas exploration and production sites, energy facilities, or boiler and machinery installations.

Large facultative business is primarily written in property, as well as, to a lesser degree, in the liability, transportation, space and construction classes of business. Casualty facultative also encompasses commercial fleet auto coverage, workers compensation, fraud and commercial third party liabilities.

Space and transportation facultative coverage is written particularly in the areas of space and offshore risks, and requires the application of sophisticated, highly technical risk analysis and underwriting criteria. Offshore Business relates in the energy sector to offshore oil and gas exploration and operations, while the space business relates to satellite assembly, launch and coverage for commercial space programs.

Construction facultative coverage is typically provided against risk of loss due to physical damage caused during the construction period as well as, in certain cases, business interruption or other financial losses incurred as a result of completion delays for large and complex construction and industrial projects. The Group has acted or is acting as lead or principal reinsurer on several world scale infrastructure projects. For these leading projects, SCOR takes an active role in all phases of development, and works with cedents, brokers, insureds, risk managers and project sponsors in optimizing the combination of risk management techniques and insurance solutions.

Although the results of SCOR Business Solutions in 2001 were significantly impacted by heavy property damage loss experience, including the cost of WTC losses on September 11th, we will continue to consolidate the Group’s global position in the energy, major projects and space sectors, while strengthening its arrays of services in the other sectors of industry and services.

Distribution by geographic area

In 2001, SCOR generated approximately 38% of its gross premiums written in Europe, with significant market positions in France, Germany, Spain and Italy, and 50% of its gross premiums written in North America, including Bermuda and the Caribbean region.

The following is the distribution of the Group’s gross premiums written by geographic area:

Gross Premiums Written by Geographic Area(1)

	Year ended December 31,

	1999		2000		2001

	EUR	%	EUR	%	EUR	%

	(EUR figures in millions)
France	410	15%	479	14%	586	13%
Europe (Outside of France)	741	27%	751	23%	1,083	25%
North America	1,275	46%	1,720	51%	2,229	50%
Asia-Pacific and Other International	334	12%	405	12%	531	12%

Total	2,760	100%	3,355	100%	4,429	100%

(1)	Premiums are allocated by geographic area based on information received by the Group from its cedents concerning the primary location of the cedents’ underlying insured risks.

RATINGS

In 2002, following our January 15, 2002 press release concerning our 2001 results, A.M. Best Co. (“A.M. Best”), the Fitch International Bank Credit Analyst (“Fitch IBCA”) and Standard & Poor’s (“S&P”) lowered their respective Group ratings, which are currently as follows:

A.M. Best	Rating of the Group	A	Excellent
Fitch IBCA	Financial strength rating	AA-	Very Strong
	Long-term debt	A+	High credit quality
	Short-term debt	F1	High credit quality
S&P	Financial strength rating	A+	Strong
	Group’s commercial paper	A-1	Strong
	Group’s senior unsecured notes	A+	Strong

UNDERWRITING, RISK MANAGEMENT AND RETROCESSION

Underwriting

Consistent with its strategy of selective market and business segment development, the Group seeks to maintain a portfolio of business risks that is well diversified both geographically and by line and class of business. In addition, the Company has centrally established underwriting guidelines for its subsidiary companies to ensure the diversification and management of risk with respect to its business by line and class of business.

The Group’s underwriting is conducted through Property-Casualty treaty and facultative, and Life underwriting teams, with the support of technical departments such as actuarial, claims, legal, retrocession and accounting.

Both underwriting and support staff are located in the Group’s Paris headquarters as well as in local subsidiaries and branches, although some support functions, like retrocession, have been centralized at the head office level. While underwriting is carried out at decentralized (subsidiary or division) level, the Group’s overall exposure to particular risks and in particular geographic zones is centrally monitored from Paris.

Management believes that its diversified portfolio lessens the impact of local economic and insurance cycles and reduces some of the volatility that would be found in a more concentrated portfolio. In addition to diversification by geographic area and line and class of business, the Company has limited its general exposure to catastrophe risk.

The Group’s underwriting function consists of about 500 individuals, including 320 underwriters, equally split between facultative and Property-Casualty treaty and Life. The underwriting support functions include almost 200 additional persons, including more than 60 actuaries and pricing technicians.

Treaty underwriters in the Property-Casualty area handle relations with cedents and are specialized by geographic area. They manage client relationships, promote the Group’s image and determine the needs of the ceding companies in their sector of activity, after a careful review and assessment of their underwriting strategy and internal management procedures. They are also in a position, to give cedents, within the limits of their delegation, facultative support, in addition to their automatic treaty capacity.

Facultative underwriters within the Group’s Paris-based SCOR Business Solutions division, operate on a worldwide basis, assisted by local or regional specialists in the various offices of the Group. They provide clients – ceding companies and large corporations – with a wide range of services, risks analysis and specific or global coverage in the different business sectors they are involved in. In addition to their own technical expertise, they benefit from the support of practice leaders specialized in their line of business.

Life underwriting within the Group is under the worldwide responsibility of the SCOR Vie operating unit. Our Life clients are life or Accident and Health insurance companies worldwide. They are served by specialized Life underwriters familiar with the specific features of each of the markets in which they operate, including mortality tables, morbidity risks, disability and pension coverage, product development, financing and specific market coverage and policy conditions. Life underwriting consists of the consideration of many factors, including the type of risks to be covered, ceding company retention levels, product and pricing assumptions and the ceding company’s underwriting standards and financial strength.

Life underwriters worldwide are supported by the Life Underwriting Department (“LUD”), which coordinates underwriting activities at the group level and conducts underwriting audits in the operating units, and by the Technical and Development Department (“TDD”), responsible for pricing tools, reserving rules, product development and retrocession. These two Departments set in common the underwriting guidelines, which are approved by the Underwriting Innovation Committee, comprising SCOR Vie General Management, and the heads of underwriting units LUD and TDD. This Committee periodically reviews and updates the level of underwriting authority (there are four levels) delegated to each underwriter.

IRP was established in December 2001 to reinsure (as a retrocessionaire) some of SCOR’s non-Life reinsurance business on a share quota basis from 2002 forward: 25% in 2002, reduced to 16% for Cat Exposed treaties in the 3 following zones: U.S. (earthquakes and hurricanes), Japan (earthquakes) and Europe (storm risk). SCOR’s initial participation in IRP was established at 41.7%, and will be increased through the purchase of minority interests prior to May 2006. Taken into account the fact that SCOR actually controls this company, IRP is fully consolidated from fiscal year 2001.

Catastrophe Risk and Exposure Controls

Like other reinsurance companies, SCOR is exposed to multiple insured losses arising out of a single occurrence, whether a natural event such as a hurricane, flood or an earthquake, or another man-made catastrophe such as an explosion or fire at a major industrial facility. Any such catastrophic event could generate insured losses in one or many of SCOR’s lines of business.

The earthquakes, which occurred in January 2001 in El Salvador and in India, in February 2001 in Washington State, U.S., and in March 2001 in Japan, are examples of significant catastrophes. Their consequences for SCOR however, were limited due to either a relatively low involvement of the Group in the damaged regions or limited insured and reinsured losses.

In 2000, we experienced no major natural catastrophe losses except adverse run-off 1999 European storms.

1999 was radically different with a high number of major natural catastrophes, both earthquakes and windstorms: the European storms which occurred in December 1999, resulted in pre-tax catastrophe losses, net of retrocession, to the Group of EUR 95 million. Before these losses, the Group’s largest single catastrophe loss in recent years were the 1998 ice storms in Canada and the 1994 earthquake in Northridge, California, which produced pre-tax catastrophe losses, net of retrocession, to the Group of EUR 36 million and EUR 35 million, respectively. SCOR carefully evaluates its potential natural event and other risk accumulation for its entire property portfolio at the head office level, including exposures underwritten by its subsidiaries worldwide. Pursuant to overall guidelines and procedures established from the Paris headquarters, each subsidiary monitors its own accumulation for the relevant country or region, and the Risk Management Department based in Paris centrally consolidates the results for the Group.

SCOR employs various techniques, depending upon the region and peril, to assess and manage its accumulated exposure to property catastrophe losses in any one region of the world and quantifies that exposure in terms of its potential maximum loss. SCOR defines this as its anticipated maximum loss, taking into account contract limits, caused by a single catastrophe affecting a broad contiguous geographic area, such as that caused by a windstorm, a hurricane or an earthquake, occurring within a given return period. SCOR estimates that its current Group-wide potential maximum loss, before retrocessional reinsurance, with the most significant exposures relating to earthquake risks are located in Japan, Turkey, Peru and Canada and that its wind and other weather-related risks are concentrated in Europe and the U.S.

The following table summarizes the main Group identified catastrophe exposures by geographic area:

Range of Potential Catastrophe Exposure(1)	Subject countries as of November 30, 2001

(EUR, in millions)
100 to 200	Italy, Colombia, New Zealand, Greece, Chile, Mexico
200 to 300	United States, Australia, Canada, Taiwan
300 and over	Japan, Peru, Turkey, Europe (windstorm)

(1)	Calculated on a potential maximum loss basis for a given return period, for earthquake in all countries and except the windstorm in Europe.

Depending on the peril and region, the results are based on proprietary software or models provided by third party vendors.

For more than 15 years, SCOR has been using its own internally developed and regularly updated software program for evaluating earthquake potential maximum losses for 20 countries. The methods utilized for the simulation of the events and of their consequential damages have been upgraded into SERN (“Système d’Evaluation des Risques Naturels” or Natural Risks Evaluation System), an enhancement of existing models initiated in 1997 by SCOR and partners from prominent research institutes and recognized private IT companies. This software program is directly linked to our worldwide database and available to all of SCOR’s subsidiaries and operating units. As of October, 2001 SERN is operational for earthquake exposure in Australia, Canada, Chile, Colombia, Greece, Indonesia, Israel and Jordan, Italy, Japan, Mexico, New Zealand, Peru, Philippines, Portugal, Taiwan, the United States and Venezuela. SERN modeling development for Turkey is in progress and estimates of earthquake exposure and related potential maximum losses are obtained from SCOR’s older proprietary system. For countries such as Japan and the United States, SCOR’s analyses are compared with other calculations performed using programs developed by specialized independent consultants.

The potential accumulation due to hurricanes in the United States and typhoons in Japan are analyzed in a similar fashion, using third-party software and simulation tools.

European windstorm accumulation in the treaty portfolio is also assessed by SERN, which has been adapted to analyze windstorm events and is now operational in eight European countries, reproducing past events and simulating super-storms.

SCOR continues to refine its loss estimation methodologies internally with the assistance of outside consultants, geophysicists, meteorologists, statisticians and other specialists.

The following table sets forth certain data regarding the Group’s catastrophe loss experience in each of the three years, for a period ending December 31, 2001:

	Year Ended
	December 31,

	1999	2000	2001

	(EUR, in millions)
Number of catastrophes(1)	4	–	1
Incurred losses and LAE from catastrophes, gross	162	–	670	(2)
Incurred losses and LAE from catastrophes, net of reinsurance	134	–	215	(2)
Group loss ratio	83%	96%	102%
Group loss ratio excluding catastrophes	77%	96%	95%

(1)	A catastrophe is defined by SCOR as an event involving multiple insured risks causing pre-tax losses, net of reinsurance, of EUR 10 million or more.

(2)	World Trade Center.

Claims

Individual claims reported to the Group’s subsidiaries are initially monitored and managed by the claims departments at each subsidiary. In addition to managing reported claims and conferring with ceding companies on claim matters, the claims departments conduct periodic audits of specific claims and the overall claims procedures at the offices of ceding companies. Prior to accepting certain risks, the claims departments are often requested by underwriters to conduct claims audits of prospective ceding companies. SCOR attempts to evaluate the ceding company’s adjusting techniques, reserves adequacy, staff and whether it follows proper claims processing procedures. During such audits, the ceding company’s management is provided with a review and assessment of its claims operation and recommendations regarding procedures, processing and personnel.

In addition to the claims departments of each Group subsidiary, the Group has established two central Group Claims Departments; one located in Paris which is designed to centralize and strengthen the supervision and management of large claims arising from larger technical and industrial coverage, and a second, based in London responsible for longer-tail liability claims including those related to environmental and similar exposures.

Retrocessional Reinsurance

The Group retrocedes a portion of the risks it underwrites in order to control its exposures and losses, and pays premiums based upon the risks and exposures of its facultative and treaty acceptances subject to such retrocession reinsurance. Retrocession reinsurance is subject to collectibility in all cases where the original business accepted by the Group suffers from a loss. The Group remains primarily liable to the direct insurer on all risks reinsured although the retrocessionaire is liable to the extent of the reinsurance limits purchased. SCOR then monitors the financial condition of retrocessionaires on an ongoing basis. In recent years, the Group has not experienced any material difficulties in collecting recoverable amounts from its retrocessional reinsurers. SCOR reviews its retrocession arrangements periodically, to ensure that they fit closely to the development of its business.

Through its centralized Retrocession Department for Property-Casualty business and for Life business, the Group establishes annual underwriting and retrocession guidelines by class and line of business to make sure that the risks underwritten remain within the capacity available through retrocession purchases. The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposures to large property losses. The overall program set in place on an annual basis provides coverage for up to three major events within one occurrence year. A major event is likely to be a natural catastrophe such as an earthquake, a windstorm, a hurricane or a typhoon in a region where the Group has aggregate exposures stemming from the business written.

Had a major catastrophe occurred resulting in a loss equal to the Group’s natural perils potential maximum exposure, management estimates that the net loss before tax for SCOR, including the cost of reinstatement retrocession premium (excluding any reinstatement premium collected from ceding companies) would have been EUR 200 million.

In 2001, the Group suffered a net loss from the September 11, 2001 WTC attacks, of EUR 215 million after retrocession recovery and including the reinstatement retrocession premium.

In response to a volatile retrocession market and in order to both diversify its sources of retrocession capacity to financial markets and improve its quality, in March 2000, the Group purchased a USD 200 million multi-year reinsurance cover for specific natural catastrophe event exposure in specified geographic zones subject to a limit of USD 100 million per occurrence. The contract, provided by Atlas Reinsurance p.l.c., protects SCOR’s property and construction portfolio, for a period of three years, against the occurrence of an earthquake in the U.S. or in Japan, or a severe windstorm in Europe. Atlas Reinsurance p.l.c. issued three classes of notes for a total of USD 200 million with principal reduction contingent on the loss indemnification provided to SCOR.

Further, in January 2002, the Group purchased a USD 150 million multi-year reinsurance cover, to provide a second event cover, for the same exposure and subject to a limit of USD 100 million per occurrence. The contract, provided by Atlas Reinsurance II p.l.c., protects SCOR’s property and construction portfolio for a period of three years. Atlas Reinsurance II p.l.c. issued two classes of notes for a total of USD 150 million with principal reduction contingent on the parametric model designed by Risk Management Solutions (RMS) based on SCOR’s exposure.

RESERVES

Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss to the ceding company and the reinsurer and the ceding company’s payment of that loss and subsequent payments to the ceding company by the reinsurer. To recognize liabilities for unpaid losses, LAE and future policy benefits, insurers and reinsurers establish reserves, which are balance sheet liabilities representing estimates of future amounts needed to be paid in respect of reported and not yet reported claims and related expenses on losses that have already occurred.

The Group maintains reserves to cover its estimated ultimate liability for losses and LAE with respect to reported and not yet reported claims. Because reserves are estimates of ultimate losses and LAE, management monitors reserve adequacy over time, evaluating new information, as it becomes known and adjusting reserves, as necessary. Management considers many factors when setting reserves, including the following:

•	information from ceding companies,

•	historical trends, such as reserving patterns, loss payments, pending levels of unpaid claims and product mix,

•	internal methodologies that analyze the Group’s experience with similar cases,

•	current legal interpretations of coverage and liability, and

•	economic conditions.

Based on these considerations, management believes that adequate provision has been made for the Group’s Property-Casualty loss and LAE reserves, which totaled EUR 6,917 million (net of retrocession) as of December 31, 2001. Actual loss and LAE paid may deviate, perhaps substantially, from such reserves. To the extent reserves prove to be insufficient to cover actual losses and LAE after taking into account available retrocessional coverage, the Group would have to augment such reserves and incur a charge to earnings which could have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flows.

General

As part of the reserving process, insurers and reinsurers review historical data and anticipate the impact of various factors such as legislative enactments and judicial decisions that may tend to affect potential losses from casualty claims, changes in social and political attitudes that may increase exposure to losses, mortality and morbidity trends and trends in general economic conditions. This process assumes that past experience, adjusted for the effects of current developments, is an appropriate basis for anticipating future events. The reserving process implicitly recognizes the impact of inflation and other factors affecting losses by taking into account changes in historical claim patterns and perceived trends. There is no precise method, however, for subsequently evaluating the impact of any specific item on the adequacy of reserves, because the eventual deficiency or redundancy of reserves is affected by many factors.

The Group periodically reviews and updates its methods of determining estimates for incurred but not yet reported (IBNR) losses and establishing resulting reserves, and such adjustments are reflected in income currently. Estimation of loss reserves is a difficult process, however, especially in view of changes in the legal and tort environment that may impact the development of loss reserves. While the reserving process is difficult and subjective for the ceding companies, the inherent uncertainties of estimating such reserves are even greater for the reinsurer, due primarily to the longer time between the date of an occurrence and the reporting of any attendant claims to the reinsurer, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future.

Thus, actual losses, LAE and future policy benefits may deviate, perhaps substantially, from estimates of reserves reflected in the Group’s consolidated financial statements.

When a claim is reported to the ceding company, its claims personnel establishes a case reserve for the estimated amount of the ultimate settlement, if any, with respect to such claim. The estimate reflects the judgment of the ceding company’s claims personnel, based on its reserving practices. The ceding company reports the claim to the Group subsidiary from which it obtained the reinsurance, together with the ceding company’s suggested estimate of the claim’s cost. SCOR records the ceding company’s suggested reserve and may establish additional reserves based on review by the Group’s claims department and internal actuaries. Such additional reserves are based upon the consideration of many factors, including coverage, liability, severity and the Group’s assessment of the ceding company’s ability to evaluate and handle the claim.

In accordance with industry practice, the Group maintains IBNR reserves. IBNR reserves are actuarially determined and reflect:

1.	the ultimate loss amount which may have to be paid by the Group on claims for events and circumstances which have occurred but which have not yet been reported either to the ceding company or to the Group, and

2.	the expected change in the value of those claims, which have already been reported to the Group.

In its actuarial determination of IBNR reserves, the Group uses generally accepted actuarial reserving techniques that take into account quantitative loss experience data, together with, where appropriate, qualitative factors. IBNR reserves are also adjusted to reflect changes in the volume of business written, reinsurance contract terms and conditions, the mix of business and claims processing that can be expected to affect the Group’s liability for losses over time. With the exception of reserves associated with workers’ compensation and CRP finite reinsurance contracts that are discounted, the Group does not discount Property and Casualty reserves.

In the Life area, reserves for future policy benefits and claims are established based upon the Group’s best estimates of mortality, morbidity, persistency and investment income, with appropriate provision for adverse deviation. The liabilities for future policy benefits established by the Group with respect to individual risks or classes of business may be greater or less than those established by ceding companies due to the use of different mortality and other assumptions. Reserves for policy claims and benefits include both mortality and morbidity claims in the process of settlement and claims that have been incurred but not yet reported. Actual experience in a particular period may be worse than assumed experience and, consequently, may adversely affect the Group’s operating results for such period.

In addition to loss, LAE, future policy benefits and IBNR reserves, under French GAAP and pursuant to applicable French insurance regulations, and in the case of certain non-French subsidiaries, pursuant to applicable local regulations, SCOR is required to establish certain catastrophe equalization reserves for future catastrophes and other losses. These reserves are generally established by setting aside in each year a specified portion of underwriting gains, if any, for such year, subject to specified aggregate limits based on premium volumes in lines of business affected by catastrophes or other events. These reserves are not recorded as liabilities in the financial statements prepared in accordance with U.S. GAAP. The U.S. GAAP financial statements do, however, include an allocation of retained earnings to a “catastrophe reserve” recorded as an account in shareholders’ equity. Retained earnings allocated to the catastrophe reserve represent amounts expensed as catastrophe coverage premium expense under French GAAP but not under U.S. GAAP. Because such amounts have been expensed for French accounting purposes, these amounts are not distributable as dividends and consequently have been shown as an allocation of retained earnings in the U.S. GAAP financial statements.

Changes in Historical Reserves

The table below shows changes in historical loss reserves, on a French GAAP basis for the Group’s Property-Casualty operations for 1992 and subsequent years, net of retrocessional reinsurance. The Group’s reinsurance contracts are generally written on an underwriting year basis and the Group maintains its records on this same basis. As compared to loss development tables presented on an accident year basis by U.S. registrants, presentation on an underwriting year basis accelerates the timing of the presentation of loss reserve development by moving development of losses that actually occur in an accident year subsequent to the end of the applicable underwriting year back into such underwriting year. As discussed in the third paragraph below, the Company’s underwriting year loss development data is, as a result, not fully comparable with accident year data presented by U.S. registrants.

The top line of the table shows the initial estimated reserves for unpaid losses and LAE recorded at each year-end date, as well as the amount of such initial reserve net of amounts retroceded to reinsurers. The upper (paid) portion of the table presents the cumulative amounts paid through each subsequent year on those claims for which reserves were carried as of each specific year-end. The lower (liability re-estimated) portion shows the re-estimated amount of the previously recorded reserves, net of retrocession, based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the actual claims for which the initial reserves were carried. The cumulative redundancy/ deficiency line represents the cumulative change in estimates since the initial reserve was established. It is equal to the latest liability re-estimated amount less the initial reserve.

An underwriting year reinsurance contract reinsures losses incurred on underlying insurance policies that begin at any time during the reinsurance contract term. This means that, if both the underlying insurance contracts and the reinsurance contract have twelve-month terms, the reinsurance contract will cover underlying losses occurring over a twenty-four month period. For example, if an underwriting year reinsurance contract term was from January 1 to December 31, 2001, it would cover underlying policies with terms beginning on both January 1, 2001 and December 31, 2001. Losses incurred on underlying policies beginning on January 1, 2001 could occur as early as January 1, 2001 while losses incurred on underlying policies beginning on December 31, 2001 could occur as late as December 30, 2002. For purposes of the loss reserve development table, the Group has assigned all losses incurred under reinsurance contracts written in a particular year to that year, even though some of those losses may not have been incurred until twelve months after the end of the year.

Since losses have been so assigned, the “reserve re-estimated ‘x’ years later” set forth in the table includes all those losses incurred during the “x” years following the reference year, but related to an underwriting year prior to and including the reference year. As a result, the amounts on the line labeled “cumulative redundancy/(deficiency) before premium development” in the loss development tables are not a precise indication of the adequacy of the initial reserves that appear on the first and third lines of the tables.

This has been partially corrected by inclusion in the line labeled “premium development” of all the premiums attributable to the underwriting year that are earned in subsequent years. Such earned premiums are comprised primarily of amounts included in the unearned premium reserves at the end of a given reference year and which are progressively earned during the years following such reference year, but also include experience rated premiums received under certain reinsurance contracts written in such underwriting year. The Group does not specifically segregate experience rated premiums in its accounting systems, but management does not believe such amounts are material. This presentation permits a comparison of the reserves for claims and claims expenses as initially established with the re-estimated reserves for claims and claims expenses, which have been adjusted for the effect of claims and claims expenses incurred subsequent to the reference year-end. While the resulting adjusted cumulative redundancy/ deficiency is not a precise measurement and is not fully comparable to the amounts that would be determined using accident year data, management believes it to be a reasonable indication of the adequacy of the Group’s loss and loss adjustment expense reserves as recorded in its consolidated financial statements as of the referenced year ends.

Ten -Year Loss Development Table Presented Net of

Reinsurance with Supplemental Gross Data (French GAAP)(1)

	December 31,

	1992	1993	1994	1995	1996	1997	1998	1999		2000	2001

	(EUR, in millions)
Initial gross reserves for unpaid loss and LAE	2,131	2,374	2,311	2,463	3,062	3,479	4,050	4,904		5,696	8,468
Initial retroceded reserves	586	536	284	242	306	298	354	438		536	1,462

Initial net reserves(3)	1,545	1,838	2,027	2,221 (2)	2,756	3,181	3,696	4,466		5,160	7,006
Paid (cumulative)(4) as of:
One year later	367	376	450	520	723	874	1,040	1,399		1,792
Two years later	513	673	784	934	1,135	1,440	1,668	2,245
Three years later	706	881	1,074	1,191	1,405	1,778	1,934
Four years later	842	1,116	1,292	1,368	1,599	2,002
Five years later	1,018	1,291	1,431	1,505	1,720
Six years later	1,164	1,407	1,542	1,581
Seven years later	1,247	1,498	1,601
Eight years later	1,323	1,541
Nine years later	1,358
Reserves re-estimated as of:
One year later	1,667	2,040	2,215	2,482	3,173	3,453	4,148	5,108		5,983
Two years later	1,731	2,045	2,285	2,585	3,125	3,536	4,172	5,357
Three years later	1,731	2,134	2,387	2,554	3,115	3,573	4,185
Four years later	1,815	2,249	2,378	2,543	3,118	3,551
Five years later	1,941	2,285	2,367	2,527	3,077
Six years later	1,966	2,285	2,342	2,493
Seven years later	1,963	2,277	2,316
Eight years later	1,971	2,251
Nine years later	1,946
Cumulative redundancy/ (deficiency) before premium development	(401)	(413)	(289)	(272)	(321)	(370)	(489)	(891)		(823)
Percentage before premium development	(26)%	(22)%	(14)%	(12)%	(12)%	(12)%	(13)%	(20)%		(16)%
Premium development(5)	193	295	237	222	344	331	375	467		853

Cumulative redundancy/ (deficiency) after premium development	(208)	(118)	(52)	(50)	23	(39)	(114)	(424	) (6)	30
Percentage after premium development	(13)%	(6)%	(3)%	(2)%	1%	(1)%	(3)%	(9)%		1%
Gross re-estimated liability at December 31, 2001	2,553	2,741	2,680	2,783	3,435	3,908	4,646	6,034		6,637
Re-estimated retro ceded at December 31, 2001	607	490	364	290	358	357	461	677		654

Net re-estimated liability at December 31, 2001	1,946	2,251	2,316	2,493	3,077	3,551	4,185	5,357		5,983
Gross cumulative redundancy/ (deficiency) before premium development	(422)	(367)	(369)	(320)	(373)	(429)	(596)	(1,130)		(941)
Gross premium development	344	401	325	301	430	430	443	623		933

Gross redundancy/(deficiency) after premium development	(78)	34	(44)	(19)	57	1	(153)	(507	) (6)	(8)
Percentage	(4)%	1%	(2)%	(1)%	2%	0%	(4)%	(10)%		(0)%

(1)	The loss reserve development table is presented on an underwriting year basis, consistent with the reporting practices of the Company and its cedents, particularly in the European market. Accordingly, reserves re-estimated and the excess of re-estimated reserves over initial reserves include reserves for losses occurring up to twelve months subsequent to the original calendar year end.

(2)	Pursuant to changes in French insurance regulations adopted in 1995, the Company reclassified as loss and LAE reserves in that year certain amounts relating to the Group’s construction business previously held as unearned premium reserves (EUR 78 million) and certain amounts relating to the Group’s Accident and Health business previously held as future policy benefits (EUR 107 million). These reclassifications did not affect the Group’s earned premiums or results of operations for the year ended December 31, 1995. The amount of the reclassifications relating to prior years cannot be determined.

(3)	For 1993 and 1994, SCOR’s initial gross reserves for claims and claims expenses and initial retroceded reserves have been adjusted to include the historical amount of reserves of Commercial Risk Partners, which was not included in the scope of SCOR’s French GAAP consolidation during such years.

(4)	Cash commutation payments (i) received in 1993 of EUR 60 million and in 1994 of EUR 129 million and (ii) paid in 1994 of EUR 48 million have been excluded from the paid (cumulative) amounts presented. The Incoming portfolio losses from the business of the North American portfolio acquired in 1996 received in 1996 of EUR 260 million for the years concerned have been excluded from the paid (cumulative) amount presented.

(5)	Re-estimated gross claims reserves for a given underwriting year are reduced by the amount of any premiums earned subsequent to but related to that underwriting year, including experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

(6)	Mostly adverse development on December 1999 European Storms incurred by the whole market, and increase of reserves for US Casualty Risks.

Payout pattern

The payout pattern for the Group’s reinsurance claims varies from year to year, but the Group’s overall experience has been that approximately 50% of cumulative payments for an underwriting year occur by the end of year four, 70% by the end of year seven and 90% by the end of year fifteen.

Reconciliation of Reserves for Losses and LAE (French GAAP)

	Year ended December 31,

	1997	1998	1999	2000	2001

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	2,759	3,181	3,696	4,466	5,160
Effect of changes in foreign currency exchange rates	193	(138)	356	180	129
Effect of claims reserve portfolio transfer and other reclassifications	–	316	–	46	943	(1)
Incurred related to:
Current year	905	1,096	1,277	1,517	2,428
Prior years	416	272	452	642	824

Total incurred losses and LAE	1,321	1,368	1,729	2,159	3,252

Paid related to:
Current year	368	157	275	292	686
Prior years	724	874	1,040	1,399	1,792

Total paid losses and LAE	1,092	1,031	1,315	1,691	2,478

Reserves for losses and LAE at end of year – net	3,181	3,696	4,466	5,160	7,006

Reinsurance recoverable on unpaid losses	299	354	438	536	1,462

Reserves for losses and LAE at end of year – gross	3,480	4,050	4,904	5,696	8,468

(1)	SOREMA acquisition.

The following tables present nine-year loss development on a U.S. GAAP basis and a five-year reconciliation of beginning and ending reserve balances on a U.S. GAAP basis. The U.S. GAAP loss development data is presented on an underwriting year basis, while the reserve reconciliation data represents the Company’s allocation of incurred and paid losses and LAE between current and prior years on a calendar year basis. See also Note 15 of Notes to Consolidated Financial Statements.

Nine-Year Loss Development Table Presented Net of Reinsurance

with Supplemental Gross Data (U.S. GAAP)(1)

	December 31,

	1993	1994	1995	1996	1997	1998	1999		2000	2001

	(EUR, in millions)
Initial gross reserves for unpaid loss and LAE	2,891	2,760	2,600	3,361	3,723	3,942	4,774		5,575	8,365
Initial retroceded reserves	628	351	234	316	306	337	421		507	1,448

Initial net reserves(2)	2,263	2,409	2,366	3,045	3,417	3,605	4,353		5,068	6,917
Paid (cumulative)(3) as of:
One year later	275	354	420	654	874	1,040	1,399		1,792
Two years later	609	717	901	1,136	1,440	1,668	2,245
Three years later	838	1,054	1,188	1,405	1,778	1,934
Four years later	1,104	1,292	1,368	1,599	2,002
Five years later	1,293	1,431	1,505	1,720
Six years later	1,407	1,542	1,581
Seven years later	1,498	1,601
Eight years later	1,541
Reserves re-estimated as of:
One year later	2,462	2,595	2,630	3,458	3,690	4,057	4,996		5,892
Two years later	2,467	2,665	2,733	3,411	3,772	4,082	5,244
Three years later	2,556	2,767	2,702	3,401	3,810	4,095
Four years later	2,671	2,758	2,692	3,404	3,787
Five years later	2,706	2,748	2,675	3,363
Six years later	2,707	2,722	2,641
Seven years later	2,699	2,696
Eight years later	2,673
Cumulative redundancy/(deficiency) before premium development	(410)	(287)	(275)	(318)	(370)	(490)	(891)		(824)
Percentage before premium development	(18)%	(12)%	(12)%	(10)%	(11)%	(14)%	(20)%		(16)%
Premium development(4)	295	237	222	344	331	375	467		853

Cumulative redundancy/(deficiency) after premium development	(115)	(50)	(53)	26	(39)	(115)	(424	) (5)	29
Percentage after premium development	(5)%	(2)%	(2)%	1%	(1)%	(3)%	(10)%		1%
Gross re-estimated liability at December 31, 2001	3,254	3,128	2,926	3,735	4,279	4,537	5,903		6,516
Re-estimated receivable at December 31, 2001	581	432	285	372	492	442	659		624

Net re-estimated liability at December 31, 2001	2,673	2,696	2,641	3,363	3,787	4,095	5,244		5,892
Gross cumulative redundancy/ (deficiency) before premium development	(363)	(368)	(326)	(374)	(556)	(595)	(1,129)		(941)
Gross premium development	401	325	301	430	430	443	623		933

Gross redundancy/(deficiency) after premium development	38	(43)	(25)	56	(126)	(152)	(506	) (5)	(8)
Percentage	1%	(2)%	(1)%	2%	(3)%	(4)%	(11)%		(0)%

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re-estimated amounts are shown on an underwriting year basis, consistent with the reporting practices of the Company and its cedents, particularly in the European market.

(2)	The difference between French GAAP and U.S. GAAP initial net reserves are as follows:

•	included under French GAAP is an equalization reserve of EUR 67 million, EUR 85 million, EUR 89 million, EUR 63 million, EUR 76 million, EUR 50 million, EUR 42 million, EUR 29 million and EUR 24 million in 2001, 2000, 1999, 1998, 1997, 1996, 1995, 1994 and 1993, respectively, which is not recognized under U.S. GAAP.

•	under French GAAP, estimated paid losses, which represent that part of loss reserves which is expected to be paid within the next six months of EUR 0 million in 2001, 2000, 1999 and 1998, and EUR 308 million, EUR 331 million, EUR 191 million, and EUR 401 million in 1997, 1996, 1995, and 1994, respectively, are included in accruals and not in loss reserves, as they are under U.S. GAAP.

•	For 1994, SCOR’s initial reserves have been adjusted of EUR 86 million to include historical amounts for CRP, which were not included in the scope of SCOR’s French GAAP during such year.

•	Premiums accounted for as deposits in accordance with SFAS 113 under U.S. GAAP, are recognized as revenue and simultaneously recorded in reserves under French GAAP. This represents a difference in net reserves of EUR 32 million, EUR 7 million, EUR 24 million EUR 28 million, EUR (4) million and EUR (4) million, in 2001, 2000, 1999, 1998, 1997 and 1996, respectively, and none in 1995, 1994 and 1993.

•	under U.S. GAAP a provision is made for claim handling costs, which was not required under French GAAP until 1995. This U.S. GAAP provision amounted to EUR 1 million, EUR 8 million and EUR 7 million in 1997, 1994 and 1993, respectively, and none in 2001, 2000, 1999, 1998, 1996 and 1995.

(3)	Cash commutation payments (i) received in 1993 of EUR 60 million and in 1994 of EUR 129 million and (ii) paid in 1994 of EUR 48 million have been excluded from the paid (cumulative) amounts presented. Incoming portfolio losses from the business of the North American portfolio acquired in 1996 of EUR 260 million for the years concerned have been excluded from the paid (cumulative) amount presented.

(4)	Re-estimated gross claims reserves for a given underwriting year are reduced by the amount of any premiums earned subsequent to but related to that underwriting year, including experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

(5)	Mostly adverse development on December 1999 European Storms incurred by the whole market, and increase of reserves for US Casualty Risks

Reconciliation of Reserves for Losses and LAE (U.S. GAAP)

	Year ended December 31,

	1997	1998	1999	2000	2001

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	3,045	3,417	3,605	4,353	5,068
Effect of changes in foreign currency exchange rates	189	(157)	365	174	133
Effect of claims portfolio transfer and other reclassifications	–	–	–	46	1,071	(2)

Incurred related to:
Current year	1,261	1,386	1,590	1,716	3,076
Prior years	23	70	95	488	101

Total incurred losses and LAE(1)	1,284	1,456	1,685	2,204	3,177

Change in accounting principle					(62)
Paid related to:
Current year	301	214	246	303	738
Prior years	800	897	1,056	1,406	1,732

Total paid losses and LAE(1)	1,101	1,111	1,302	1,709	2,470

Reserves for losses and loss expenses at end of year – net	3,417	3,605	4,353	5,068	6,917
Reinsurance recoverable on unpaid losses	306	337	421	507	1,448

Reserves for losses and loss expenses at end of year – gross	3,723	3,942	4,774	5,575	8,365

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re-estimated amounts are shown on a calendar year basis.

(2)	SOREMA

Asbestos and environmental

The Group’s reserves for losses and LAE include an estimate of its ultimate liability for asbestos and environmental claims for which an ultimate value cannot be estimated using traditional reserving techniques and for which there are significant uncertainties in estimating the amount of the Group’s potential losses. SCOR and certain of its subsidiaries, of which principally SCOR US, have received and continue to receive notices of potential reinsurance claims from ceding insurance companies which have in turn received claims asserting environmental and asbestos losses under primary insurance policies, in part reinsured by Group companies. Such claims notices are frequently merely precautionary in nature and generally are unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in these notices, SCOR cannot quantify its potential exposure regarding the claims reported. In addition, significant uncertainties exist with respect to estimating the ultimate future amounts that may be needed for asbestos related and environmental pollution claims, especially in view of changes in the legal and tort environment that affect the development of claims reserves, and the uncertainties inherent in valuing asbestos-related and environmental pollution claims are not likely to be resolved in the near future. These inherent uncertainties of estimating claims reserves are exacerbated for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the direct insurer and, ultimately, to the reinsurer, and the direct insurer’s payment of that loss and subsequent indemnification by the reinsurer.

Management believes, however, that the Company and its subsidiaries have not underwritten significant amounts of business in those classes and with those insurers or reinsurers, whether directly in the U.S. market or through the London market, that are known to be exposed to asbestos and environmental-related claims. Accordingly, while there can be no assurances as to the ultimate exposure to the Group of these type of claims, management believes based on information currently available to it that the Group’s current known exposure to asbestos and environmental-related claims is not material to the Group’s financial position and results of operations. Case reserves have been established when sufficient information has been developed to indicate the involvement of a specific reinsurance contract. In addition, incurred but not reported reserves have been established to provide for additional exposure on both known and unasserted claims. These reserves are reviewed and updated continually. In establishing liabilities for asbestos and environmental claims, management considers facts currently known and the current legal and tort environment.

	Year ended December 31,

	Asbestos			Environmental

	1999	2000	2001	1999	2000	2001

	(EUR, in millions)
Gross claims reserves, including IBNR reserves	70	88	86	87	69	57
% of total loss and LAE reserves	1.5%	1.6%	1.0%	1.8%	1.2%	0.7%
Claims and LAE paid	7	12	13	10	11	15
% of the Group’s total net Property-Casualty claims and LAE paid	0.5%	0.7%	0.5%	0.8%	0.6%	0.6%

For that three year period the amounts paid in respect of claims and LAE reflect primarily the settlement of large claims and the commutation by the Company of several policies related to one block of pollution-related business covering prior years. More generally, SCOR has developed a policy of buying back its longstanding liabilities on asbestos and environmental exposures whenever the possibility exists to do so on a commercially reasonable basis, i.e., whenever SCOR determines, based on its assessment of the potential exposure of the Group based on actuarial techniques and market practices, that the terms of the final negotiated settlement are attractive in light of the possible development of future liabilities. Preference is given to selected treaties with regard to specific circumstances such as the maturity of claims, the level of claims information available, the status of cedents and market settlements. It is the intention of management, that this commutation policy be further pursued and developed in 2002 and in subsequent years. It is anticipated that the policy will affect settlement patterns to a limited degree in future years, although these changes in settlement patterns are not expected to have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

SCOR’s exposure to asbestos and environmental liabilities stems from its participation in both proportional and non-proportional treaties and in facultative contracts, which have generally been in run-off for many years.

Proportional treaties typically provide claims information on a global treaty basis, and as a result specific claims data is rarely available. With respect to non-proportional treaties and facultative contracts, normal market practice is to provide a specific proof of loss for each individual claim, making it possible to record total claims notified for such contracts. With respect to environmental exposures, most of SCOR’s identified claims stem from its U.S. subsidiary operations, with less significant amounts recorded by its European subsidiaries. When applicable, LAE are part of the claims submitted by cedents and as such are included in the figures above for both asbestos and environmental exposures. No additional litigation costs of any significance have been incurred in relation to such liabilities.

	Year ended December 31,

	Asbestos		Environmental

	2000	2001	2000	2001

Number of claims notifications with respect to non-proportional treaties and facultative contracts	6,795	7,124	9,330	9,228
Average cost per claim(1)	EUR 17,500	EUR 18,654	EUR 9,957	EUR 10,858

(1)	Not including claims that were settled at no cost, and claims of a precautionary nature not quantified in amount.

INVESTMENTS

General

SCOR’s overall investment strategy is to achieve satisfactory returns on managed assets with minimal exposure to risk. The investment strategy also reflects the structure of SCOR’s liability profile, and the duration of the assets of each subsidiary is generally established based upon the expected duration of liabilities. At December 31, 2001, the weighted average maturity of the Group’s fixed maturity portfolio was approximately 4.5 years. As a general practice, the Group does not invest in derivative securities for the purpose of managing the relative duration of its assets and liabilities. See “– Changes in Historical Reserves” for a discussion of the expected duration of the Group’s reinsurance liabilities, and the tabular summary of the Group’s fixed maturities by remaining contract maturity, set forth in Note 2 of Notes to Consolidated Financial Statements, for information concerning the duration of the Group’s assets. Similarly, assets are generally invested in currencies corresponding to those in which the related liabilities are denominated in order to minimize exposure to currency fluctuations. In addition, to a limited extent, the Group uses currency spot and forward contracts, as well as swap and other derivative contracts, to manage its foreign currency exposure.

SCOR’s investment policy is largely centralized. Investment guidelines are established annually and regularly reviewed and updated by the Investment Committee, subject to supervision by the Company’s Board of Directors. Regular meetings of the Investment Committee are held to review portfolio performance and monitor market and portfolio developments.

The Group’s portfolio consists primarily of unrated government and government-guaranteed bonds with medium term maturities. The remainder of the portfolio is divided among equity securities, real estate and liquid and short-term assets. The Company manages its investment portfolio to maximize income and generally does not manage such portfolio for the purpose of generating capital gains, but seeks to realize capital gains or losses when and as they become available as a result of its normal investing activities.

The following table summarizes net investment income of the SCOR Group’s portfolio for 1999, 2000 and 2001. See also Note 2 of Notes to Consolidated Financial Statements.

Consolidated Net Investment Income

	Year ended December 31,

	1999			2000			2001

			Realized			Realized			Realized
		Pre-tax	Gains		Pre-tax	Gains		Pre-tax	Gains
	Income	Yield(1)	(Losses)	Income	Yield(1)	(Losses)	Income	Yield(1)	(Losses)

	(EUR, in millions)
Fixed maturity securities	221	6.1%	72	300	6.5%	42	379	6.7%	69
Equity securities	7	1.6%	71	17	3.2%	238	26	4.7%	(66)
Trading equity securities	–			2			(56)
Short term and other(2)	63	4.0%	–	51	1.9%	133	92	3.6%	7
Less investment expense
Swap interest	(7)			(12)			(13)
Commercial paper expense	(4)			(4)			(3)
Administration expense	(16)			(28)			(13)
Other (including convertible debenture interest and discount)	(28)			(39)			(65)

Total	236			287			347

(1)	Pre-tax yield is calculated as investment income (including dividends in the case of equities) divided by the average of the beginning and end of year investment balances. Investment balances were at fair value, except for equities for which cost was used. To the extent applicable, investment balances were converted into euro from local currencies at year-end exchange rates.

(2)	Includes swap income of EUR 8 million in 1999, 13 million in 2000, and 10 million in 2001. Other swap-related net income is included in realized and unrealized capital gains (and losses).

Portfolios

The following table details the distribution by category of investment of SCOR Group’s insurance investment portfolio by net book value:

Consolidated Investment Position

	Net book value as of December 31,

	1999		2000		2001

	(EUR, in millions)
Fixed maturities available for sale, at fair value	3,772	74%	5,563	75%	5,582	62%
Equity securities, available for sale	630	12%	757	10%	646	7%
Equity securities, held for trading	–	–	200	3%	56	1%
Short-term investments	286	5%	301	4%	448	5%
Other long-term investments	242	5%	334	5%	358	4%
Cash and cash equivalents	183	4%	247	3%	1,927	21%

Total	5,113	100%	7,402	100%	9,017	100%

See Note 2 of Notes to Consolidated Financial Statements for a breakdown of amortized costs and estimated fair values of fixed maturity investments by major type of security, including fixed maturities held to maturity and available for sale as of December 31, 1999, 2000 and 2001.

The following table presents the Group’s fixed maturities by counter party credit quality as of December 31, 2001:

	As of December 31, 2001

		% of total net
Rating	Net book value	book value

	(EUR, in millions)
Guaranteed by the French or an European government or its agencies, or the European Union(1)	100	2%
AAA	3,538	63%
AA	678	12%
A	755	14%
BBB	262	5%
Below BBB	64	1%
Unrated	185	3%

Total	5,582	100%

(1)	Debt securities issued or guaranteed by the French government, by another European government or by the European Union, none of which are rated.

See Note 2 of Notes to Consolidated Financial Statements for a breakdown of fixed maturities included in the SCOR Group’s portfolio by remaining maturity as of December 31, 2001.

INFORMATION TECHNOLOGY

SCOR believes that the use of information technology has become an increasingly important factor in the reinsurance industry in recent years, and that computerized access to market and client-specific data will allow reinsurers to more efficiently and effectively underwrite and price risk, as well as reduce costs through automation of certain claims, administrative and accounting functions.

Making the most of new technologies is a primary objective at SCOR. Not only is the Group equipped with high-performance information systems, but also its technological expertise and capacity to innovate are permanently at work for its clients. Accessible on the Group’s Internet site, its range of “i-solutions” include Astre, an analysis and pricing tool for medium-size businesses, I-Fac for facultative offers in the United States and SAR@, the first site dedicated to sub-standard risk in Life insurance.

SCOR is also equipped to receive and process its reinsurance accounts via electronic transfer which has led to even greater efficiency in its relations with clients and considerable improvements in terms of administrative management. In addition, SCOR joined Inreon, an independent, internet-based reinsurance exchange for reinsurance products whose purpose is to create a collaborative environment for insurers, reinsurers and brokers

OMEGA

The Group’s information system known as OMEGA is designed to provide direct network links among SCOR and all of its subsidiaries, establish Group-wide access to current, consistent client and market-related data, standardize network operating environments, methodologies and terminology within the Group, and allow for more efficient underwriting, claims processing, accounting and other applications on a Group-wide basis. The OMEGA system includes both proprietary and non-proprietary software applications, and is designed to operate through a server-based system with centers in Paris, New York and Singapore, supporting the Group’s European, North and Central American and Asia-Pacific operations, respectively.

Development of the system began in 1995, involving all subsidiaries of the Group. In 1999, OMEGA was fully operational and is used throughout the Group for all client-related and marketing information, underwriting, claims processing, settlement, technical accounting and retrocession functions. Effective with the six months ended June 30, 1999 closing, the Group has performed its technical accounting on OMEGA.

The development and implementation of OMEGA has represented a total cost to the Group of approximately EUR 26 million for external software and hardware, through December 31, 1999. No significant additional development and implementation costs were incurred in 2001. This cost is shared by SCOR and its subsidiaries in proportion to their size and use of the system and amortized over a period of approximately five years.

SERN

SERN is the acronym for “Système d’Evaluation des Risques Naturels” or Natural Risks Evaluation System, a venture initiated by SCOR and certain prominent public and private organizations in 1997 to model the major natural risks, such as storms and earthquakes in the main countries of the world exposed to these types of risks.

SERN is designed to estimate a company’s earthquake and storm exposure, based on a detailed breakdown of its portfolio. It is a powerful software package, capable of simulating events and calculating resulting damages for business written (facultative and/or treaty), either individually or as a whole. SCOR believes that SERN, when compared with other models developed by third-party vendors, is distinguished by its capacity to analyze insurance and reinsurance contracts in detail.

This system is capable of reproducing past events and modeling future ones. Deployed in all of the Group’s subsidiaries and directly linked to OMEGA, it is already being used to analyze risk accumulations in contracts. It can also provide assistance in rating non-proportional treaties and in calculating reserves, and may be adapted to wider geographic areas and applied to other types of natural catastrophes, including hurricanes and floods.

The current scope of the software includes windstorm in eight countries of Europe and earthquake in 20 countries of the world. It will be further enhanced over the coming years to model other natural perils such as hurricanes in the U.S. typhoons in Asia and floods in several regions of the world.

Sar@

Sar@ is an internet site designed to provide Life insurance companies with pricing and information on substandard risks in Life and disability insurance. Using the potential of Internet, it is accessible worldwide 24 hours a day, in French, English, Spanish, Italian and German.

Sar@ offers a pricing module in a secured environment, with an extensive data base of 3,500 diseases, 1,500 professions, 350 sports, and more than 20 means of transport. With its real time updating, it is aimed at facilitating the pricing of risk exposures in 180 countries. The benefits covered by Sar@ include death, total and permanent disability and short-term disability, with medical expenses and long term care to be added.

REGULATION OF THE REINSURANCE INDUSTRY

The business of reinsurance is subject to regulation in most countries, although such regulation is subject to significant variation in different jurisdictions. While generally less highly regulated in most countries than primary insurers, in certain jurisdictions reinsurers are subject to licensing and supervision standards comparable to those governing direct insurers.

Management believes that the Company and its subsidiaries are in material compliance with all applicable laws and regulations pertaining to their business and operations.

C. ORGANIZATIONAL STRUCTURE

OPERATIONS

General

The Group’s reinsurance operations are conducted through the treaty Property-Casualty reinsurance, Life/ Accident & Health reinsurance, and large industrial risks operating divisions of SCOR, respectively known as Division SCOR Non-Vie, Division SCOR Vie and Division SCOR Business Solutions, as well as through ten European, North-American and Asian subsidiaries, each of which operates primarily in its regional market. SCOR and its operating divisions, SCOR U.S., and Commercial Risk Partners, Ltd. (“CRP”), accounted for more than 75% of the Group’s gross written premiums in 2001. The life, accident, disability, health, unemployment and long-term care operations of the Group are conducted mainly through Division SCOR Vie, which also provides support in these segments of reinsurance to Group subsidiaries, primarily SCOR Life U.S. Re, SCOR Deutschland and SCOR Italia. The following sets forth the Group’s primary reinsurance subsidiaries as of December 31, 2001, their respective country of incorporation, and between brackets, the main markets served by each entity:

The current Group structure has been developed to facilitate access to domestic markets through local subsidiaries and branch offices, to provide for clearly identified profit centers in each major primary reinsurance market, and to develop local management and underwriting expertise in order to better attract, service and maintain relationships with local cedents and better understand the unique nature of local risks.

The Group’s headquarters operations in Paris provide claims, actuarial, accounting, legal, administrative, systems, internal audit, investment, human resources and other support to the Group subsidiaries. The Group’s worldwide offices are connected through a backbone network and application, data and exchange systems, allowing local access to centralized risk analysis, underwriting or pricing databases, while at the same time allowing information on local market conditions to be shared among the Group’s offices worldwide. In addition, through regular exchanges of personnel between Group headquarters in Paris and its non-French subsidiaries and branch offices, the Group encourages professional development and training across its various geographic markets and business lines.

D. PROPERTY, PLANTS AND EQUIPMENT

The Group owns the Company’s executive offices, consisting of 35,000 square meters located in the business center of La Defense near Paris. The Group owns also properties in Hanover (Germany), Milan (Italy) and Singapore, where its subsidiaries in those locations have their head offices, and rents space for other subsidiaries. SCOR US’s headquarters, located at the WTC in New York, were destroyed in the attacks of September 11th and have since been relocated to other facilities in lower Manhattan. SCOR believes that the Group’s facilities are adequate for its present needs in all material respects. SCOR also holds other investment properties in connection with its reinsurance operations.

Item 5. Operating and Financial Review and Prospects

A. OPERATING RESULTS

Overview

The Group’s results of operations are affected by a variety of market and other conditions, including insurance and reinsurance industry conditions, exchange rate fluctuations relative to the euro and changes in interest rates and the general economic environment.

Industry Conditions

The year 2001 was a watershed year for our industry as a whole, affecting every aspect of the insurance markets: supply and demand, players, rating conditions, analysis of exposures. Technical conditions in the Property & Casualty (P&C) insurance markets deteriorated sharply between 1995 and 2000, due to a continuous, across-the-board decline in rates, from motor insurance to non-standard engineering risks. This was accompanied by the simultaneous widening – and deterioration – of cover terms, including reduced deductibles, caps, enlargement of the scope of guarantees and improper bases for insured values.

This situation could hardly fail to generate recurring technical losses. But it was compounded by a wave of major natural catastrophes, including the Lothar and Martin storms in Europe in 1999, hurricane Bart in Japan in 2000, as well as by major industrial disasters.

Until the end of 2000, net investment income may have obscured the scale of this structural deficit. However, the downturn in the business cycle in early 2001 made it impossible to continue to offset underwriting losses in this way. This new situation was aggravated by the stock market slide and loss of assets in the wake of September 11, highlighting the need for a return to prices and conditions more closely aligned with technical and economic realities in our various business lines.

Meanwhile, our industry also had to cope with the emergence of new exposures either as a result of proven new risks such as cyber-risks, directors and officers (D&O) liability, Employment Practice Liability (EPL), or as a result of potential, as yet unrealized, risks such as GMOs or cloning. At the same time, events such as the September 11 attacks and the AZF chemical plant disaster in Toulouse have emphasized the need to account for cumulative exposures between classes previously thought of as relatively uncorrelated, as well as the need for more accurate evaluation of a major catastrophic exposures.

Insurers, weakened by their underwriting losses and reduced equity portfolio valuations, and conscious of their new exposures, reacted in 2001 by raising their rates, modifying their covers and managing their exposures more rigorously. This was reflected notably in increased demand for reinsurance.

Exchange Rate Fluctuations

The following table sets forth the value of one euro in our subsidiaries’ main functional currencies, used in the preparation of the Consolidated Financial Statements for balance sheet items (year-end exchange rates) and income statement items (average yearly rates) not denominated in French francs.

	Value of one euro in each currency

	Year-end exchange rates			Average annual exchange rates
	as of December 31,			for the year ended December 31,

	1999	2000	2001	1999	2000	2001

U.S. Dollar	1.008	0.929	0.882	1.059	0.916	0.892
Canadian Dollar	1.493	1.402	1.413	1.576	1.363	1.386
British Pound	0.628	0.624	0.609	0.656	0.607	0.620
Singapore Dollar	1.684	1.608	1.636	1.795	1.582	1.604

Consolidated Results of Operations

We recorded net loss of EUR 365 million for the year ended December 31, 2001, compared to net income of EUR 77 million in 2000, and EUR 89 million in 1999. The following discussion addresses the principal components of our revenues, expenses and other components of net income in each of those years.

Premiums

The following table sets forth the Group’s premium revenues for the years ended December 31, 1999, 2000 and 2001:

	Year ended December 31,

	1999	2000(1)	2001

	(EUR, in millions)
Gross premiums written
Treaty Property-Casualty	1,270	1,272	1,922
Life/Accident & Health	705	934	1,062
Specialty Property-Casualty	785	1,149	1,445

Total	2,760	3,355	4,429

Net premiums written
Treaty Property-Casualty	1,185	1,116	1,737
Life/Accident & Health	582	770	896
Specialty Property-Casualty	690	992	1,087

Total	2,457	2,878	3,720

Net premiums earned
Treaty Property-Casualty	1,197	1,119	1,704
Life/Accident & Health	540	685	852
Specialty Property-Casualty	625	873	1,097

Total	2,362	2,677	3,653

(1)	Reallocated figures from Specialty Property-Casualty to Property-Casualty treaty of small risk facultatives for comparison purposes.

Gross premiums written by the Group increased 32% in 2001 to EUR 4,429 million, from EUR 3,355 million in 2000. Adjusted to account for the SCOR Life Re and Sorema acquisitions, and on a constant currency basis, the Group’s gross premium written increased 20% in 2001 from 2000. In 2001, 50% of the Group’s gross premiums written originated from North America, continuing the trend, first evidenced in 1998, that the U.S., Canada and Bermuda account for the largest portion of the Group’s gross written premiums. Europe represented 38% of gross written premiums in 2001, compared to 37% in 2000 and 42% in 1999.

The rise in total gross premiums written in 2001 illustrates the change in the Group’s segments of activity: treaty Property-Casualty, the largest segment of the Group, increased 51% in 2001 from 2000, Life/Accident & Health increased by 14% and Specialty Property-Casualty increased 26%. The important increase of premiums in Property-Casualty treaties can be explained mainly by an improvement of the pricing conditions and an increase of market shares. In Specialties, the Credit and Surety branch falls sharply due to international situation. ART is stable following a strong progression over the last five years. There is a notable increase of the pricing conditions for Large Corporate Accounts in 2001, following a strong decline observed during these last years. In 2001, the treaty Property-Casualty and the Specialty Property-Casualty segments each represented 43% and 33% of gross premiums written, compared to respectively 38% and 34% in 2000, and 46% and 28% in 1999. The proportion of Life/Accident & Health in the Group’s total gross premiums written decreased to 24% in 2001, compared to 28% in 2000 and 26% in 1999.

Net premiums written in 2001 were EUR 3,720 million, which represented an increase of 29% from 2000, lower than the increase in gross premiums written. 2000 net premiums increased 17% from 1999. Overall, the Group’s retention rate was 84% (90% for treaty Property-Casualty, 84% for Life/Accident & Health, and 75% for Specialty Property-Casualty reinsurance) in 2001, compared to 86% (88% for treaty Property-Casualty, 82% for Life/Accident & Health, and 86% for Specialty Property-Casualty reinsurance) in 2000, and to 89%

(93% for treaty Property-Casualty, 83% for Life/Accident & Health, and 88% for Specialty Property-Casualty reinsurance) in 1999. The lower retention rate for 2001 reflected both the increase in Property-Casualty and a decrease in Specialty.

Revenues

The Group’s consolidated total revenues increased 19% to EUR 4,010 million in 2001 compared to EUR 3,377 million in 2000, reflecting growth in net premiums earned of 36% and a significant decrease in realized gains on investment. The overall increase in net premiums earned consisted of an increase in the treaty Property-Casualty, Life/Accident & Health and Specialty Property-Casualty segments of 52%, 24%, and 25% respectively. Investment revenues were EUR 357 million in 2001, of which EUR 10 million represented net realized gains on investments, compared to investment revenues of EUR 700 million and net realized gains on investments of EUR 413 million in 2000. Capital gains for 2001 were lower due to the decrease in the financial markets and the partial sale in 2000 of our investments in COFACE, which brought our interest from 45% to 35% and in Euler, in which we reduced our ownership from 12% to 5%.

2000 consolidated revenues increased 23% from EUR 2,741 million in 1999, reflecting growth in net premiums earned and a significant rise in investment revenues.

Tracking the downward trend in rates over the course of the year, we progressively reduced the sensitivity of our bond portfolio. In light of persistently low returns on fixed-income instruments, and convinced that deflation posed no real threat to the European and American economies, we protected our portfolio against the risk of a rise in interest rates by taking our profits on the longer bonds. In the United States, this reduction in the sensitivity of the bond portfolio was accentuated by early repayment of mortgage-backed bonds. Our response to the volatile stock market in 2001 and deluge of bad news in the stock market environment was to favor defensive stocks in the retail and health sectors, to the detriment of telecom operators and media stocks. We also favored medium-sized corporations with strong balance sheets, believing them most likely to post decent growth rates.

Net investment income of EUR 347 million in 2001 represented an increase of 21% from 2000. 2000 net investment income of EUR 287 million increased 22% from 1999.

Gross investment income of EUR 441 million in 2001 increased 19% from 2000. This increase originated primarily from income from fixed maturities, principally due to the additional volume of fixed maturities contributed by SCOR Life US Re which was accounted for 12 months in 2001 against 6 months in 2000, and from interests on deposits from SCOR US, partially reduced by the fair value of Swiss Life shares accounted for as trading.

The gross investment expense in 2001 of EUR 94 million increased 13% from 2000. The increase is attributable to additional interest expense from step-up notes issued in mid-2000, and a loss on options on equities exercised during 2001. Gross investment expense in 2000 increased 51% from 1999, resulting from additional interest expense from step-up notes issued in 2000, and the full year of interest and amortization expense from notes and convertible bonds issued in 1999.

Net foreign exchange gain was EUR 8 million in 2001, compared with loss EUR 18 million in 2000. The net gain resulted from an exchange protection subscribed to protect the larger proportion of U.S. dollar-denominated transactions in 2001 and the further decrease of the euro against the U.S. dollar.

2000 net foreign exchange loss was EUR 18 million, compared with EUR 21 million in 1999. The net loss resulted from further decreases of the euro against the U.S. dollar and the larger proportion of U.S. dollar-denominated transactions in 2000.

Interest swap expense was EUR 13 million in 2001 and EUR 12 million in 2000. Interest swap income generated was EUR 10 million and EUR 13 million respectively in 2001 and 2000. Interest swap expense is offset by corresponding decreases in interest income arising from counter-swap cash flows and the reinvestment of funds borrowed under the Group’s commercial paper program, primarily in short-term instruments.

2000 interest swap expense was EUR 12 million, compared to EUR 7 million in 1999.

Expenses

In 2001, the Group’s consolidated total expenses increased 40% to EUR 4,693 million, compared to EUR 3,359 million in 2000. Losses increased 45% due to growth in the volume of premiums as well as risks underwritten, WTC catastrophe, loss net of reinsurance of EUR 215 million, very high losses on industrial risks and additional reserves made on US business for underwriting years 1998 and prior. The September 21, 2001 AZF explosions resulted in addition net losses of EUR 51 million. The Property-Casualty loss ratio rose to 104% in 2001, compared to 96% in 2000 and 83% in 1999.

Life claims increased 59% to EUR 451 million in 2001 compared to EUR 283 million in 2000 and to EUR 239 million in 1999, mainly as the result of the inclusion of SCOR Life US Re for the full year compared to 6 months in 2000.

Policy acquisition costs and commissions increased 28% to EUR 848 million in 2001, compared to EUR 661 million in 2000. This increase is consistent with the increase in premiums earned of 36% in 2001 compared to 2000. Underwriting and administration expenses increased 29% to EUR 209 million from EUR 162 million in 2000, also reflecting the increase in premiums earned for that year.

Amortization of goodwill in 2001 remained consistent compared to 2000 and 1999, and the slight increase relates to amortization of goodwill resulting from the acquisition of SCOR Life US Re.

Other operating income was EUR 1 million in 2001, compared to expenses of EUR 16 million in 2000. The level of other operating expenses in 2000 was due to an increase in defined benefit plan expense and an additional expense for potential tax liability. Other operating income was EUR 4 million in 1999 and consists of aggregated items that are not significant when taken individually.

Income taxes

In 2001 income taxes paid by French corporations were subject to a surcharge of 6% and to an additional surcharge of 3.3%, which resulted in a total rate of income tax on French corporations of 36.43%. In 2000, the additional surcharges were 10% and 3.3%, which resulted in a total rate of income tax of 37.76%. In 1999, the additional surcharge was 10%, which resulted in total rate of income tax of 40%. In 2001 the Group recorded a net income tax benefit of EUR 251 million compared to a benefit of EUR 57 million in 2000. The 2001 net income tax benefit resulted primarily from a tax benefit computed at statutory rate of EUR 219 million including deferred tax benefits resulting of tax loss carry forwards, compared to EUR 7 million in 2000. It also resulted from EUR 21 million of tax exempt revenues, resulting in tax loss carry forward that are greater than GAAP losses, and from EUR 11 million from the reduction in French corporate tax rates for 2002 and after. In 1999, the Group’s overall effective income tax rate was 25%, for an income tax expense of EUR 23 million.

Income from investments accounted for under the equity method

Income from investments accounted for under the equity method was EUR 4 million in 2001, EUR 3 million in 2000, and EUR 23 million in 1999. The significantly lower level of income in 2001 and 2000 compared to 1999 is due principally to the combined effect of the Group’s dilution in, and subsequent partial sale of, its interest in COFACE. It also results from a reduction of the net income due to the weakened position of the credit insurance sector.

Underwriting Results

Treaty Property-Casualty

In 2001, our treaty Property-Casualty segment showed both an increase in revenues and underwriting loss. During the year, we continued the systematic review of our U.S. portfolio begun in 1999.

For insurers and reinsurers, the year proved to be an extremely difficult one due to a combination of exceptional factors that squeezed earnings severely, persistently negative trends in underwriting results on business written at the bottom of the cycle, exceptional loss notifications following the WTC and the financial and stock market crises.

In 2001, continuing a strategy initiated in 1999, we focused on strengthening client relationships and widening the recognition of our technical skills in Western Europe and in the U.S. as well as in the emerging markets. We provided advice and transferred know-how, and helped to formulate methods for pricing and risk selection by segmentation, thereby taking part in the transformation of the products and services our clients are providing to their customers.

No major natural catastrophes occurred in 2001 and 2000, contrary to 1999 when European winter storms and, to a lesser extent, floods in the UK and Italy significantly impacted our treaty Property-Casualty underwriting results.

The following table sets forth premium, loss and expense data, and related ratios, for the Group’s treaty Property-Casualty segment for the years indicated:

	Year ended December 31,

	1999	2000(2)	2001

	(EUR, in millions)
Gross premiums written	1,270	1,272	1,922
Net premiums written	1,185	1,116	1,737

Net premiums earned	1,197	1,119	1,704
Net loss and LAE	1,073	1,176	1,693	(3)
Net commissions and expenses(1)	386	399	553
Underwriting profit (loss)	(262)	(455)	(542)

Loss ratio	90%	105%	99%
Expense ratio(1)	32%	35%	32%
Combined ratio	122%	140%	132%

(1)	Non-commission expenses are allocated by class of business pro rata according to gross written premiums for such class relative to total gross written premiums for the Group.

(2)	Reallocated figures from Specialty Property-Casualty to Property-Casualty treaty of small risk facultatives for comparison purposes.

(3)	Includes EUR 62 million profit effect of change in accounting principles: discounting workers’ compensation reserves of SCOR US.

Premium volumes increased in all markets and all classes by 51% in 2001 over 2000, as a result of the improvement in rating and underwriting conditions over the course of the year. This was consistent with our expectation of a cyclical upturn. The comparative analysis, excluding Sorema, which was consolidated beginning July 1st 2001, showed that the premiums volume in 2001 increased 36% over 2000. Retention levels for this class of business increased to 90% in 2001 from 88% in 2000.

Net premiums earned in 2001 increased 52% from 2000, reflecting the increase of premium volume discussed above, which principally affected the property class of business and long tail casualty business.

Loss and loss adjustment expenses increased 44% in 2001 from 2000 and 3% in 2000 from 1999. Although the loss ratio in 2001 decreased by 6 points to 99% (105% in 2000), its level remained particularly unsatisfactory. Together with the WTC tragedy, an unprecedented catastrophe in the history of insurance, our results were also affected by the need to reinforce our reserves on US treaties regarding prior accident years (from 1997 to 1999, the low point of the previous cycle). Furthermore, we faced an unexpected exceptional number of high loss declarations from cedents, especially at year-end.

Loss and loss adjustment expenses increased 3% in 2000 from 1999. This moderate increase resulted from an additional charge to our 2000 loss and loss adjustment expense relating to the 1999 European storms in the property class of business and the additional reserves on the U.S. portfolio, principally in the casualty class of business, offset in part by decreases in loss and LAE in other classes consistent with reductions in earned premiums. The loss ratio was 105% in 2000, significantly higher than 90% in 1999 reflecting the increase in loss and LAE noted above, and the decline in premiums in this segment. The Group discounted certain reserves for losses and loss adjustment expenses relating for the most part to workers’ compensation claims, over the estimated payment of the liabilities. The discount rate is based on risk-free rates of return on investments of similar duration, and the discount rate is locked in rate. At the end of 2001, SCOR US discounted workers’ compensation reserves, resulting in a EUR 62 million profit.

Commission and expenses increased 40% in 2001 from 2000, generally reflecting the increase in earned premiums of 52%. In 2000, commissions and expenses remained at a level consistent with 1999.

Life/Accident & Health

Life/Accident & Health premiums continued to expand in 2001 compared to 2000. This ongoing development, mainly registered in North America and Europe, stemmed mainly from major new term Life contracts, market share gains in the face of growing demand for individual life covers, and a sizable contraction of retrocession capacity.

The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Life/Accident & Health segment for the years indicated:

	Year ended December 31,

	1999	2000	2001

	(EUR, in millions)
Gross premiums written	705	934	1,062
Net premiums written	582	770	896

Net premiums earned	540	685	852
Net loss and LAE	389	516	687
Net commissions and expenses(1)	166	250	266
Underwriting profit (loss)	(15)	(81)	(101)

Loss ratio	72%	75%	81%
Expense ratio(1)	31%	36%	31%
Combined ratio	103%	113%	112%

(1)	Non-commission expenses are allocated by class of business pro rata according to gross written premiums for such class relative to total gross written premiums for the Group.

Gross premiums written in 2001 were EUR 1,062 million, a 14% increase over 2000. Much of the increase in premiums derived from the North America operations with a full year of activity of SCOR Life US Re (versus 6 months in 2000), partly offset by the cessation of the health business underwritten in the region, as well as from Europe where growth in saving products, health spending and the emergence of demand for provident product, for the very old exceeded a slight decline observed regarding “pure” Life contracts new inflows. The newly acquired operations of Sorema N.A., included in the second half of the year in the Scor’s Life/Accident & Health portfolio, had no significant influence on the overall 2001-premium progression. The premium growth of 32% in 2000 compared to 1999 mainly resulted from the first year inclusion of SCOR Life US Re’s operations.

Net premiums written increased 16% in 2001 from 2000, and 32% in 2000 from 1999, in the same proportion as gross premiums written. The retention rate in 2001 was 84% as compared to 82% for both 2000 and 1999.

Net premiums earned increased 24% in 2001 from 2000. This stronger increase registered in net earned premiums compared to net written premiums mainly reflected the full year activity of SCOR Life US Re. In 2000, net premiums earned increased 27% from 1999. The smaller increase in premiums earned than premiums written is due to the deferral, for certain Accident and Health contracts, of a portion of the premium to unearned premium reserves over the duration of the contract. The deferral is particularly noticeable in years of increased premiums such as 2000 and 1999.

The net loss ratio in 2001 was 81%, compared to 75% in 2000. This increase in loss ratio, representing a 6 point deterioration, came equally from our North American and European operations, both showing a less favorable loss experience, and each operation being hit by one major claim (WTC and a significant life insurance claim in Spain).

In 2001, the commissions and expenses ratio decreased by 7% from 2000. This important decrease resulted from, on the one hand, the increase of the net earned premium, and, on the other hand, the acquisition of new important contracts. In 2000, commissions and expenses increased 57% from 1999, especially in the annuity-based and individual and group Life classes of reinsurance, mainly as a result of the amortization in 2000 of the value of business acquired with SCOR Life US Re.

Specialty Property-Casualty

In 2001 the heavy loss experience resulting from the WTC and AZF disasters contributed to a significant portion of the Group’s Specialty Property-Casualty underwriting loss. The year also registered exceptionally high loss experience in the energy and space risks sectors.

Specialty Property-Casualty includes the lines of business of ART, credit, surety and political risks, and large Property-Casualty corporate risks, written on a facultative basis.

ART, principally conducted through CRP, generated EUR 712 million in Property-Casualty gross written premiums in 2001 and continued its expansion in alternative risk transfer mechanisms developed in complement or as an alternative to classic insurance or reinsurance products.

Credit, surety and political risks decreased by 13% in 2001 from 2000, as a result of both a reduction in our US surety book and the economic slowdown in the US, and the sluggish growth in Europe. Although loss experience was much higher than the earlier years, in the wake of a number of bankruptcies, Swissair and Enron noticeably, our credit portfolio suffered relatively little from the business failures recorded, and thus posted positive results.

The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Specialty Property-Casualty segment for the years indicated:

	Year ended December 31,

	1999	2000(2)	2001

	(EUR, in millions)
Gross premiums written	785	1,149	1,445
Net premiums written	690	992	1,087

Net premiums earned	625	873	1,097
Net loss and LAE	462	795	1,193
Net commissions and expenses(1)	152	174	239
Underwriting profit (loss)	11	(95)	(335)

Loss ratio	74%	91%	109%
Expense ratio(1)	24%	20%	22%
Combined ratio	98%	111%	131%

(1)	Non-commission expenses are allocated by class of business pro rata according to gross written premiums for such class relative to total gross written premiums for the Group.

(2)	Reallocated figures from Specialty Property-Casualty to Property-Casualty treaty of small risk facultatives for comparison purposes.

Gross premiums written in Specialty Property-Casualty increased 26% in 2001 from 2000. This growth was attributable to large Property-Casualty corporate risks business, for which premiums were EUR 558 million in 2001, compared to EUR 332 million in 2000, and to ART, for which premiums were EUR 712 million in 2001, compared to EUR 615 million in 2000.

Credit, surety and political risks premiums decreased 13% to EUR 175 million in 2001 from 2000.

Gross premiums written in Specialty Property-Casualty increased 46% in 2000 from 1999. This growth was primarily attributable to ART, for which gross premiums written were EUR 615 million in 2000, compared to EUR 347 million in 1999. The Group’s large corporate risks business also contributed to the segment’s rise in gross premiums written in 2000 from 1999.

Net premiums written in 2001 did not increase from 2000 in the same proportion as gross premiums written, because the retention ratio decreased to 75% in 2001 from 86% in 2000 and 88% in 1999. Retention, which was close to 100% for ART and approximately 92% for credit, surety and political reinsurance for both years, was reduced in large Property-Casualty corporate risks business in 2001 to 39%, compared to 55% in 2000 and 69% in 1999, as a result of increased retrocession costs.

Net premiums earned increased 25% in 2001 from 2000. Net premiums earned in 2000 increased 40% from 1999.

The loss ratio increased significantly, to 109% in 2001 compared to 91% in 2000. This 18-point increase as compared to 2000 resulted from substantial claims in the large corporate risks business. For this segment, the loss ratio following WTC and AZF claims rose to 161% compared to 91% in 2000. The ART loss ratio also increased to 98% in 2001, compared to 91% in 2000. On the other hand, credit, surety and political risks had improved results with a loss ratio decreasing to 71% from 80% in 2000. The Specialty Property-Casualty loss ratio increased in 2000 from 74% in 1999 as a result of substantial claims in the large corporate risks business.

Net commissions and expenses increased 41% in 2001, compared to 2000. Net commissions and expenses increased 11% in 2000 from 1999. For both years commissions and expenses increased, reflecting the increase in premiums in these periods, not in a similar proportion however because of the nature of the contracts in that segment of activity.

Changes in accounting standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. The accounting for changes in fair value (i.e. gains and losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it, or not. Some of our derivative instruments did not qualify for hedge accounting. The adoption of SFAS 133 from January 1, 2001, and the related transition adjustment resulted in a gain of EUR 2 million to net income before taxes. In June 2001, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 was applied in respect of the Sorema acquisition on July 1, 2001. These two standards will become fully effective for our company effective January 1, 2002.

During 2001, SCOR US adopted the practice of discounting tabular workers’ compensation claims for statutory and U.S. GAAP using an interest rate of 5%. The Company believes that discounting such claims is preferable since it more closely matches revenues and expenses, better reflects the economic reality of paying the fixed amounts over a long period of time and represents a method commonly used in the industry. The effect of the change in 2001 was to increase net income by EUR 62 million and EUR 41 million, before and after tax, respectively.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

In the insurance and reinsurance industries, liquidity generally relates to the ability of a company or a group to generate adequate amounts of cash from its normal operations, including from its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance or reinsurance contracts. Future catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements for the Property-Casualty operations of the Group.

The principal sources of funds for the Group’s reinsurance operations are premiums, net investment income and realized capital gains, while the major uses of these funds are to pay claims and related expenses, and other operating costs. The Group generates substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of the Group’s operations as evidenced by the growth in investments.

The Group’s liquidity requirements are met on both a short and long-term basis by funds provided by reinsurance premiums collected, investment income and collected retrocessional reinsurance receivable balances, and from the sale and maturity of investments. The Group also has access to the commercial paper, medium-term note and other credit facilities described below as additional sources of liquidity.

The Group’s balance of cash and cash equivalents was EUR 1,927 million at December 31, 2001, compared to EUR 247 million at December 31, 2000, and EUR 183 million at December 31, 1999. The consolidated statement of cash flows for the year ended December 31, 2001 includes SOREMA since July 1, 2001 and the consolidated statement of cash flows for the year ended December 31, 2000 includes SCOR Life US Re from July 1, 2000.

Net cash provided operations was EUR 9 million in 2001, compared to net cash used of EUR 216 million in 2000 and provided of EUR 106 million in 1999. In 2001, the components of operation cash-flows reflected the rise in Property-Casualty and specialty premiums offset by the increase in paid claims due to major losses occurred in 2001.

The increase in reserves, mainly for WTC, AZF catastrophes and very high losses on industrial risks and in Treaty reserves due to additional reserves made on US business for underwriting years 1998 and prior, reflects an increase in loss and LAE reserves, net, of EUR 772 million. The increase in Property-Casualty and Specialty premiums written was reflected through a change in accrued reinsurance balance, gross, of EUR 306 million.

In 2000, the components of cash flows from operations reflected the increase in Property-Casualty paid losses from 1999 partly offset by the rise in Property-Casualty premiums, as well as by the impact of realized gains on investments.

The increase in Property-Casualty reserves reflects an increase in loss and LAE reserves, gross, of EUR 558 million, resulting primarily from the high level of loss experience in 2000 as well as the strengthening of reserves on the U.S. portfolio. The increase in Property-Casualty premiums written also impacted the change in unearned premium reserves, gross, of EUR 209 million. In addition, reduction in Life reserves for future policy benefits included the effect of the cancellation of a treaty by SCOR Life US Re after July 1, 2000, and a reduction in funds held under reinsurance treaties of EUR 118 million reflected the disposal of business that was eventually retained by the previous owner. Both resulted in corresponding decreases in securities and short-term investments.

Net cash provided by investing activities was EUR 846 million in 2001, compared to EUR 163 million in 2000. In 2001, transactions in fixed maturities resulted in a net sale of EUR 1,261 million. The sales were made to raise liquidity for future payments for the World Trade Center claims. Transactions in equity securities resulted in a net sale of EUR 465 million. Investments in reinsurance companies resulted in a net purchase, representing the purchase of Sorema S.A..

In 2000, net sales of fixed maturity securities were EUR 193 million. Transactions in equity securities resulted in a net purchase of EUR 49 million. Proceeds from sales of investments in consolidated companies included the partial sale of our interest in COFACE. Investment in reinsurance companies represented net assets net of cash from the acquisition of SCOR US Life Re. Net cash used in investing activities was EUR 497 million in 1999. In 1999, the Group maintained its reinvestment policy on fixed maturity securities, which resulted in a net purchase of EUR 232 million, and invested in equities that resulted in a net purchase of EUR 318 million, consisting primarily of the additional 5% investment in Euler of EUR 47 million, 1% shareholding of Swiss Life of EUR 69 million, and other equities, including call options, in order to benefit from the performance of the equity markets.

Cash provided by the Group’s financing activities was EUR 742 million in 2001, compared to EUR 84 million in 2000. Proceeds from borrowings of EUR 774 million, net of repayments of EUR 491 million, represented principally the issuance in 2001 of commercial paper for future payments of WTC related claims. Additionally an amount of EUR 174 million was invested by minority shareholders of IRP. In 2000, proceeds from borrowings of EUR 526 million, net of repayments of EUR 369 million, represented principally the issuance in 2000 of EUR 100 million of subordinated debt, and amounts drawn on the notes payable and commercial paper program. Cash provided by the Group’s financing activities was EUR 267 million in 1999. Proceeds from borrowings of EUR 900 million, net of repayments of EUR 446 million, consisted primarily of the convertible bond issue of EUR 236 million, and the U.S. dollar and euro denominated subordinated debt programs in of EUR 147 million, and amounts drawn on the notes payable and commercial paper program.

At December 31, 2001, 2000 and 1999, investments totaling EUR 794 million, EUR 629 million and EUR 529 million, respectively, were pledged to guarantee certain technical reinsurance commitments.

At December 31, 2001, the Group had approximately EUR 640 million available in unused short and long-term credit lines, compared to EUR 671 million for 2000 and 1999. At December 31, 2001, EUR 381 million of this amount consisted of confirmed back-up credit lines related to the commercial paper program provided by several French and German banks at a commitment fee not higher than 1/16th of 1% and a drawing cost not higher than 3/16th of 1% over EURIBOR, subject to certain limited exceptions. At the same dates, EUR 250 million was represented by back-up credit facilities with several banks at commitment fees ranging from 1/10th to 5/32nd of 1% and a drawing costs of ranging 3/16th of 1% over EURIBOR.

SCOR’s commercial paper program is primarily used to manage inter-company cash and short term needs, including immediate needs for liquidity, such as in the case of a major catastrophic event. SCOR’s commercial paper program allows it to meet these liquidity needs without having to sell fixed-income securities. Commercial paper is issued in euro, carrying a fixed interest rate coupon. SCOR may decide, based upon market conditions and internal considerations, to enter into interest rate swap agreements to convert the fixed coupon to a floating rate.

It may also decide, depending on the Group’s inter-company needs, to sell or swap the proceeds in euro into another currency. Inasmuch as some or all of the proceeds of the commercial paper issued is reinvested, the outstanding amount of commercial paper issued has historically had little or no impact on the net investment income of the Company as interest expense is largely offset by an equivalent amount of interest income.

SCOR’s euro medium-term note program is primarily used to maintain a presence on the French medium-term note market and as an alternative to bank borrowings. Euro medium-term notes are issued with fixed or floating interest rates. Inasmuch as some or all of the proceeds of the notes are reinvested, the outstanding amount of notes has historically little or no impact on the net investment income of the Company as interest expense is largely offset by an equivalent amount of interest income.

C. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES

See “Item 4.B – Business overview – Information technology.”

D. TREND INFORMATION

See “Item 4.B – Business overview” and “Item 5.A – Operating results.”

E. CRITICAL ACCOUNTING POLICIES

SCOR’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to the recognition of premium income, the establishment of technical insurance reserves, the recording of deferred acquisition costs and the determination of the fair value of financial assets. In each case, the determination of these items is fundamental to our financial condition and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these matters necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, as the use of different assumptions or data could produce materially different results.

Technical Reserves.

Our insurance provisions, or technical reserves, represent estimates of future payouts that we will make in respect of our Property-Casualty and Life reinsurance claims, including expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts known to us at the time provisions are established, and are periodically adjusted to recognize the estimated ultimate cost of a claim.

As a reinsurance company, our reserve estimates are largely based on information received from our ceding companies, which are in turn dependent on information received from their underlying insureds, with the result that a significant amount of time can lapse between the assumption of risk on our part, and the ultimate payment of a claim on a covered loss event. In addition, we establish “IBNR” reserves in our Property-Casualty business to recognize the estimated cost of losses that have occurred but about which we do not yet have notice.

The establishment of our technical reserves is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs. Reserves are calculated on the basis of their ultimate cost undiscounted, except for workmen’s compensation, which are discounted in accordance with reinsurance industry practice. In our Life reinsurance business, the technical reserves for Life benefits that we establish are based on information received from our ceding companies, together with actuarial estimates concerning mortality and morbidity trends. We have assessed that, as far as the evaluation of our technical reserves was concerned, the World Trade Center tragedy was considered as one event only. See also Note 1.14 of Notes to Consolidated Financial Statements.

Premiums.

Management must make judgments about the ultimate premiums written by the Group. Due to lags in the reporting of premium data by our ceding company clients, our reported premiums written are based on reports received from ceding companies, supplemented by our own estimates of premiums written for which ceding company reports have not been received. Property-Casualty and Life premiums recorded in the year correspond to the estimated premiums anticipated at the time of writing the contract. This is regularly reviewed in the course of the year to adjust for possible modifications in premiums paid under the contract. An unearned premium reserve is calculated, either on a time apportioned contract-by-contract basis, or using a statistical method when this yields as a result close to that obtained via the contract-by-contract method. See also Note 1.7 of Notes to Consolidated Financial Statements.

Amortization of Deferred Policy Acquisition Costs.

We amortize our deferred policy acquisition costs (DAC) for Life business based on a percentage of our expected gross profits (EGPs) over the life of the policies. Our estimated EGPs are computed based on assumptions related to the underlying policies written, including the lives of the underlying policies, and, if applicable, growth rate of the assets supporting the liabilities. We amortize deferred policy acquisition costs by estimating the present value of the EGPs over the lives of the insurance policies and the calculate a percentage of the policy acquisition cost deferred as compared to the present value of the EGPs. That percentage is used to amortize the deferred policy acquisition cost such that amount amortized over the life of the policies results in a constant percentage of amortization when related to the actual and future gross profits.

Because of the EGPs are only estimates of the profits we expect to recognize from these policies, the EGPs are adjusted at each balance sheet date to take into consideration the actual gross profits to date and any changes in the remaining expected future gross profits. When EGPs are adjusted, we also adjust the amortization of the DAC amount, if applicable, either to maintain a constant amortization percentage over the entire life of the policies (FAS 97 products), or to take into account the absence of future profits (FAS 60). For 2001 we have not materially changed the weighted average expected life of the policies. The present value of future profits acquired in the context of the purchase of SCOR Life Re US is determined in a similar manner. See note 1.8 of the Financial statements.

In our Property-Casualty business, deferred acquisition costs represent the portion of commissions pertaining to contracts in force at year-end over the period for which premiums are not yet earned, and are written down over the residual duration of the contracts in question.

Fair Values.

Fair value determinations for financial assets are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating our positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management’s estimate of amounts that could be realized under normal market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including OTC derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair value.

Deferred Tax.

The deferred tax assets and liabilities on the consolidated balance sheets reflect timing differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. See Financial Statements “Note 7. Income Tax” for significant components of the Group’s deferred tax assets and liabilities.

SFAS 109 requires the establishment of a valuation allowance for deferred income tax benefits if, based on the weight of available evidence, it is more likely than not that some portion of all the deferred or all of the deferred tax assets will not be realized. Management believes, based on the Group’s historical record of generating taxable income and its expectations of future earnings, that the Group’s taxable income in future years will be sufficient to realize the deferred tax benefits, which are reflected on its consolidated balance sheet as of December 31, 2001. Management believes certain tax planning strategies exist, including its ability to alter the mix of its investment portfolio to taxable investments from tax-exempt investments, which could be implemented if necessary to ensure sufficient taxable income to realize fully its deferred income tax benefits.

As December 31, 2001, we have EUR 336 million of deferred tax assets related principally to domestic and US domiciled loss carry forwards that expire between 5 or 7 years (2006 – 2008), for which no valuation allowance has been recorded. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal forecasts. Based on these projections, we estimate that the loss carry forwards will be fully utilized prior the expiration of the loss carry forwards. Estimates of future earnings are based on an increase in reinsurance rates, and the absence of major catastrophes like those hitting us in 2001. Should the pretax book income and taxable income instead remain at 2001 levels due to an occurrence of other catastrophes, a valuation allowance would be required.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

In accordance with French law governing a société anonyme, the board of directors has for main mission to determine the orientations of the activity of the Company and to watch their application The Chairman and Chief Executive Officer has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company’s shareholders for certain decisions defined by law.

Board of Directors

Under French law, the Board of Directors prepares and presents the year-end accounts of the Company to the shareholders and convenes shareholders’ meetings. In addition, the Board of Directors reviews and monitors SCOR’s economic, financial and technical strategies. French law provides that the Board of Directors be composed of no fewer than three and no more than eighteen members. The actual number of directors must be within such limits and may be provided for in the statuts (By-laws) or determined by the shareholders at the annual general meeting of shareholders. The Board of Directors cannot increase the number of members of the Board.

The Company’s Board of Directors currently consists of fifteen members, including two employee directors. Each director must be a shareholder of the Company. Under French law a director, other than an employee director, may be an individual or a corporation, but the Chairman must be an individual. Currently, each of the Company’s directors is an individual. Each employee director is currently elected for a three-year term by the Company’s and its French subsidiaries’ employees and each voting director is elected for a six-year term, and there is no limitation, other than applicable age limits set out in the Company’s charter, on the number of terms that a director may serve. Non-employee directors are elected by the shareholders and serve until the expiration of their respective term, or until their resignation, death or removal, with or without cause, by the shareholders. Vacancies, which exist in the Board of Directors, may, under certain conditions, be filled by the Board of Directors, pending the next shareholders’ meeting.

Directors are required to comply with applicable law and SCOR’s statuts. Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of the Company’s statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.

The following table sets forth the names of the directors of SCOR, their current positions with SCOR and their principal business activities performed outside SCOR, the dates of their initial appointment as directors and the expiration dates of their term in office.

				Proposed
		Current position	Initially	Term
Name	Age	and business activities outside SCOR	appointed	to Expire

Jacques Blondeau(1)	57	Chairman and Chief Executive Officer	8/30/94	2002

Jean Baligand(2)	52	Vice Chairman and Director; Chairman of the Board of GROUPAMA	9/4/01	2006

Michèle Aronvald(5)	43	Director	8/30/01	2003

Jean-Antoine Chabannes(1)	63	Director; Chairman of the Board of Groupe Société Suisse France	11/18/96	2004

Allan Chapin, Esq.(2)(3)(4)	60	Director; Managing partner, Lazard Frères & Co. LLC (New York, U.S.A.)	5/12/97	2003

Georges Chodron de Courcel (3)	51	Director; Directeur Général Délégué of BNP-Paribas	5/9/94	2006

Jacques Giraud(1)	54	Director; “Directeur Général Délégué” of GROUPAMA	9/4/01	2002

John Harbour	56	Director; President and Chief Operating Officer of Industrielle Alliance (Canada)	11/18/96	2004

Daniel Havis	46	Director; Chairman and Chief Executive Officer of MATMUT Assurances	11/18/96	2002

Serge Osouf	58	Director; Directeur Général Délégué	11/18/96	2004

Patrick Peugeot(1)(4)	64	Director, Honorary Chairman; Chairman and Chief Executive Officer of La Mondiale	8/30/94	2006

Luc Rougé(5)	49	Director	6/30/94	2003

Jean Simonnet(1)(4)	65	Director; Chairman of the Board of MACIF	3/2/99	2002

Alain Tempelaere(2)	67	Director; Chairman of the Board of AREAS- CMA	5/12/97	2003

Francesco Torri	62	Director; Managing Director and Chief Executive Officer of Toro Assicurazioni SpA (Italy)	11/18/96	2004

(1)	Member of the Strategic Planning Committee.

(2)	Member of the Audit and Ethics Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Selection Committee.

(5)	Employee director.

Executive Officers

Under French law, the Chairman and Chief Executive Officer has full executive authority to manage the affairs of SCOR. The Chairman and Chief Executive Officer has broad powers to act on behalf of SCOR and to represent SCOR in dealings with third parties, subject only to those powers expressly reserved by law to the Board of Directors or the shareholders. The Chairman and Chief Executive Officer determines, and is responsible for the implementation of the goals, strategies and budgets of SCOR, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer.

Upon a proposal made by the Chairman and Chief Executive Officer, the Board of Directors may also appoint a Chief Operating Officer to assist the Chairman and Chief Executive Officer in managing the Company’s affairs.

The following table sets forth the names of the executive officers of SCOR, their current positions with SCOR and the first dates as of which they served as executive officers of SCOR.

			Executive Officer
Name	Age	Current Position	Since

Jacques Blondeau	57	Chairman and Chief Executive Officer	1994
Serge Osouf	58	President and Chief Operating Officer	1994
Pierre-Denis Champvillard	55	Group Executive Vice President	1994
François Reach	52	Group Executive Vice President	1994
Romain Durand	44	Chief Operating Officer, SCOR Vie	1997
Jerome Karter(1)	64	Vice Chairman SCOR US	1997

(1)	Jerome Karter, due to retire on June 30, 2002 was replaced by Jerome Faure, CEO of SCOR US, on January 1, 2002.

Business experience of SCOR’s executive officers:

Jacques Blondeau

After a career in the management of a large aluminium group in France, the US and Australia, Jacques Blondeau joined the General Management of SCOR in 1988 and became Chairman and Chief Executive Officer of the Group on September 1, 1994.

Serge Osouf

Serge Osouf joined SCOR in 1979 to head the Hong Kong office and in 1983, SCOR’s Canadian subsidiary. In 1987, he was appointed to the General Management of SCOR Réassurance in Paris and became General Manager. He was appointed President and Chief Operating Officer of the Group in 1994 and Director in 1996.

Pierre-Denis Champvillard

Pierre-Denis Champvillard joined SCOR in 1971 and was named Managing Director of SCOR activities in the United Kingdom in 1973 and in Hong Kong in 1983. In 1988 he was appointed Managing Director of SCOR Vie and since 1993 he has been concurrently Managing Director of SCOR Réassurance and responsible for the non-Life activities of the Group in Europe. He became a member of the Group Executive Committee in 1994.

François Reach

After a career at the Banque de France, François Reach joined SCOR in 1974 as Financial Analyst, and then became General Secretary and Manager of Investments and Treasury of the Group. In 1994 he was appointed Chairman of the financial division SCOR Gestion Financière and became a member of the Group Executive Committee in 1994.

Romain Durand

After a career in insurance, that included his appointment as General Manager of the Bâloise France Group, Romain Durand joined SCOR in January 1997. He was named Chief Operating Officer of SCOR Vie in April 1998 and became Member of the Group Executive Committee.

Jerome Karter

After a career in the management of several insurance groups in the US, Jerry Karter joined SCOR US in 1989 as Executive Vice President. In 1994 he was appointed President and Chief Executive Officer of

SCOR US and a member of the Group Executive Committee in 1997. Since July 2000 he has assumed the position of Vice Chairman of the SCOR US Board of Directors.

B. COMPENSATION

The aggregate amount of compensation of all directors and executive officers of SCOR as a group (19 persons) paid or accrued for services in all capacities for the year ended December 31, 2001 was approximately EUR 2,3 million, of which approximately 13% was in the form of performance-related bonuses paid to executive officers of SCOR. Such bonuses are calculated as a percentage of the Group’s net income which is fixed, in the case of the Chairman and Chief Executive Officer and the President and Chief Operating Officer, every two years by the Board of Directors and, in the case of the four Group Senior Vice Presidents, periodically, but no more often than annually, by the Chairman.

Aggregate compensation paid in respect of 2001 to members of the Group Executive Committee, is as follows:

Name	Fixed	Variable

	(EUR, in thousands)	(EUR, in thousands)
Jacques Blondeau(1)	482	20
Serge Osouf(1)	395	20
Pierre-Denis Champvillard	191	83
François Reach	154	71
Romain Durand	152	71
Jerome Karter	462	–

(1)	J. Blondeau and S. Osouf received in 2001 each a total amount of EUR 20,000 as director’s fees of SCOR.

As of December 31, 2001, 776,300 options to purchase an aggregate of 776,300 Shares were held by executive officers of the Company as a group (6 persons). Under French law, the Company cannot grant options to members of the Board of Directors other than those who are also officers or employees.

Stock options granted in 2001 and unexercised options or Ordinary Shares held by members of the Group Executive Committee as of December 31, 2001, are as follows:

	September 2001 plan			October 2001 plan

	Stock Options	Exercise	Expiration	Stock Options	Exercise	Expiration
Name	Granted	Price	Date	Granted	Price	Date

Jacques Blondeau	50,000	48.00	09/03/2011	200	34.00	10/02/2011
Serge Osouf	40,000	48.00	09/03/2011	200	34.00	10/02/2011
Pierre-Denis Champvillard	20,000	48.00	09/03/2011	200	34.00	10/02/2011
François Reach	17,000	48.00	09/03/2011	200	34.00	10/02/2011
Romain Durand	20,000	48.00	09/03/2011	200	34.00	10/02/2011
Jerome Karter	3,000	48.00	09/03/2011	200	34.00	10/02/2011

Members of the Group Executive Committee and other senior executives of the Group are entitled to the use of a vehicle for their professional transportation and a noncontributory defined benefit retirement plan with an accumulated benefit obligation and fair value of plan assets of EUR 6 million as of December 31, 2001. They do not receive directors’ fees in respect of their directorships of companies in which SCOR holds more than 20% of the capital. They do not receive any benefits in kind and are reimbursed for justified business expenses.

C. BOARD PRACTICES

Committees of the Board of Directors

Under French law, the Board of Directors is authorized to establish committees comprised of directors that report to the Board of Directors and prepare the decisions of the Board of Directors on specific issues. The committees have no power of decision.

The Board of Directors has appointed four committees from among its members. Within their respective areas, these committees prepare for the proceedings of the full Board of Directors, making proposals and recommendations, and expressing opinions. They may carry out or order the performance of all studies needed to inform the discussions of the Board of Directors.

•	The Strategic Committee, consisting of five members, considers all-important questions of general interest, new policies and company plans, and reviews projects in progress.

•	The Audit and Ethics Committee is made up of three non-executive outside Directors. It is responsible for ensuring the relevance, continuity and reliability of accounting methods used, and checking that the internal procedures for the collection and verification of data are adequate to ensure the quality of the information disclosed. It expresses its opinion on the validity of the procedures applied in accounting for significant transactions and reviews the financial condition of the Group. In addition, it enforces proper application of the Company’s code of conduct, whose implementation is the responsibility of the Corporate Secretary, who is also the Group’s Compliance Officer.

•	The Compensation Committee has two members and is responsible for making recommendations regarding the compensation packages for the Chairman and Chief Executive Officer and for the President and Chief Operating Officer, and regarding the granting of stock options.

•	The Nominations Committee comprises three members and is responsible for reviewing proposals regarding the membership, organization and procedures of the Board of Directors.

D. EMPLOYEES

As of December 31, 2001, the Group employed 1,345 people, including 686 at its headquarters facility in Paris, 405 in North America, 64 in the Asia-Pacific region, 166 in other European countries, and 24 in other regions. In addition to the provisions of the French labor code, SCOR’s employees in France are covered by various collective bargaining agreements relating to working conditions that are negotiated periodically with the employees’ representatives. SCOR believes that its relations with its employees are good.

The following is the distribution of the persons employed:

	As of December 31,

	1999	2000	2001

Number of employees	1,150	1,196	1,345
Breakdown by geographic location France	590	590	686
North America	314	369	405
Asia-Pacific region	62	57	64
Other European countries	168	162	166
Other regions	16	18	24
Breakdown by main category of activity
Property-Casualty reinsurance	424	402	464
Life reinsurance	143	194	184
Specialty	175	175	222
Management, Investment and other	408	425	475

E. SHARE OWNERSHIP

A total of 4,479,900 options were granted by the Board of Directors in 1992, 1994, 1995, 1996, 1997, 1998, 1999, 2000 and 2001 under plans adopted pursuant to such resolutions.

As of April 22, 2002, there were 3,065,228 options granted but not yet exercised under such plans.

The following table sets forth certain information relating to the various option plans:

		Options	Options	Exercise Price
	Date of Board of	Granted	Not Yet	per Share	Expiration
Option Plan	Directors’ Resolution	(Shares)	Exercised	(EUR)	Date

1992	09/28/1992	318,800	6,150	11.81	09/27/2002
1994	05/09/1994	429,000	64,958	17.38	05/08/2004
1995	05/15/1995	430,000	105,650	16.31	05/14/2005
1996	09/05/1996	480,000	321,370	28.97	09/04/2006
1997	09/04/1997	481,500	398,500	37.20	09/03/2007
1998	09/03/1998	498,000	432,000	56.25	09/02/2008
1999	09/02/1999	498,500	431,500	46.00	09/01/2009
2000	05/04/2000	111,600	103,400	48.00	05/03/2010
2000	08/31/2000	406,500	381,500	45.00	08/30/2010
2001	09/04/2001	560,000	556,000	48.00	09/03/2011
2001	10/03/2001	266,000	264,200	34.00	10/02/2011

As of April 22, 2002, SCOR’s employees held 0.48% of the SCOR’s ordinary shares collectively through the Company’s pension plans. The Company’s directors and members of its administrative, supervisory or management bodies held individually 0.6% or less of SCOR’s ordinary shares or options to subscribe thereto.

	Shares Held(1)	Weighted-Average	Weighted-Average
	and Options	Exercise Price	Expiration Date
Name	Not Yet Exercised	of the options	of the options

Jacques Blondeau	264,044	44.84	06/13/2009
Serge Osouf	217,477	40.26	09/25/2008
Pierre-Denis Champvillard	104,800	44.30	04/02/2009
François Reach	133,273	39.24	06/30/2008
Romain Durand	68,350	47.10	01/26/2010
Jerome Karter	60,300	40.56	05/13/2008

(1) Acquired through the exercise of stock options or by purchases on the market.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following sets forth entities or persons known to the Company to be the direct or indirect owners of 5% or more of the Company’s Ordinary Shares as of April 22, 2002:

			Percent	Voting
Title of Class	Identity of Person or Group	Number Owned	Owned	Rights

Ordinary Shares	GROUPAMA	7,145,454	17%	19%
Ordinary Shares	Templeton Global Investors, Inc	3,013,980	7%	8%
Ordinary Shares	Société Générale – Crédit du Nord	1,885,678	5%	5%

Each share carries one voting right. Treasury stocks are non-voting. There are neither special voting rights nor any shareholders’ agreement.

As of April 22, 2002, no other entity or person was known to the Company to be the direct or indirect owner of 5% or more of the Company’s Ordinary Shares. As of the same date, the officers and directors of the Company, as a group, owned 77,267 Ordinary Shares (0.19% of the Company’s issued and outstanding share capital).

See Note 6 of Notes to Consolidated Financial Statements for information regarding the Company’s convertible bonds.

Under the terms of the agreement to acquire SOREMA S.A. and SOREMA N.A. from GROUPAMA, approved by the shareholders’ extraordinary meeting of June 29, 2001, GROUPAMA received 6,370,370 new SCOR Ordinary Shares in the transaction. As a result GROUPAMA became SCOR’s largest shareholder with an interest of 17%.

B. RELATED PARTY TRANSACTIONS

Several directors of the Company are also officers or directors of companies with whom SCOR has arm’s length transactions in the regular course of business. Specifically, COFACE, Unistrat and Euler have entered and regularly enter into reinsurance transactions with SCOR on ordinary commercial terms.

As disclosed in “Item 4 – Information on the Company – Recent Development,” GROUPAMA became SCOR’s largest shareholder. The chairman of GROUPAMA and its Chief Operating Officer are directors of SCOR.

SCOR continues to enter into reinsurance transactions with GROUPAMA in the regular course of business.

As part of the transaction for the acquisition of SOREMA S.A. and SOREMA N.A., GROUPAMA has provided two guarantees. GROUPAMA may eventually indemnify SCOR for negative development as of material social and tax liabilities and liabilities in respect of technical reserves for the 2000 and previous underwriting years as assessed December 31, 2006.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Legal Proceedings

The Company and its subsidiaries are subject to litigation and arbitration proceedings as reinsurers, employers and taxpayers in the normal course of their businesses. While the ultimate outcome thereof cannot be predicted with certainty, management does not believe that any such proceedings will have a material adverse effect on the Group’s results of operations or financial position.

B. SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

The following tables set forth the highest and lowest sales price of the Ordinary Shares on the Paris Bourse, as reported by Euronext Paris, and the highest and lowest sales price of the ADSs, as reported on the NYSE composite tape, for time periods indicated:

			Average Monthly			Average Monthly
			Trading Volume	Price Per American		Trading Volume
	Price Per Ordinary Share			Depositary Share
			Shares			ADSs
	High	Low	(in thousands)	High	Low	(in thousands)

1997(1)	EUR 48.45	EUR 27.44	3,305	USD 52.13	USD 34.13	124
1998(1)	EUR 66.62	EUR 41.47	2,359	USD 73.00	USD 46.00	66
1999	EUR 58.90	EUR 41.55	2,145	USD 68.50	USD 42.94	110
2000	EUR 60.00	EUR 40.05	2,598	USD 53.63	USD 38.38	86
First Quarter	EUR 55.80	EUR 40.05	3,506	USD 53.63	USD 40.00	63
Second Quarter	EUR 51.80	EUR 42.02	3,155	USD 49.00	USD 38.38	70
Third Quarter	EUR 51.50	EUR 43.26	1,891	USD 45.50	USD 39.75	97
Fourth Quarter	EUR 60.00	EUR 47.42	1,838	USD 52.00	USD 42.63	115
2001	EUR 58.20	EUR 24,47	1,679	USD 53.75	USD 27,89	89
First Quarter	EUR 58.20	EUR 45.02	1,224	USD 53.75	USD 40.80	118
Second Quarter	EUR 53.90	EUR 47.00	1,765	USD 45.16	USD 41.95	110
Third Quarter	EUR 53.00	EUR 24.47	1,745	USD 46.50	USD 23.50	76
Fourth Quarter	EUR 41.40	EUR 30.20	1,981	USD 36.85	USD 27.89	50
October, 2001	EUR 41.35	EUR 30.20	2,142	USD 36.85	USD 27.89	84
November, 2001	EUR 41.40	EUR 34.20	2,483	USD 35.91	USD 32.10	30
December, 2001	EUR 40.25	EUR 34.80	1,317	USD 35.15	USD 31.45	34
2002	EUR 46.80	EUR 31.50	2,431	USD 40.80	USD 27.75	33
First Quarter	EUR 46.80	EUR 31.50	2,753	USD 40.80	USD 27.75	31
January, 2002	EUR 46.80	EUR 34.02	3,618	USD 40.80	USD 37.40	47
February, 2002	EUR 37.60	EUR 31.50	2,785	USD 32.70	USD 27.75	34
March, 2002	EUR 39.43	EUR 36.15	1,855	USD 34.00	USD 32.00	11
Second Quarter (through April 22, 2002)
April, 2002	EUR 38.88	EUR 35.87	1,098	USD 34.40	USD 32.00	31

(1)	Amounts restated from French francs to euro using the official fixed exchange rate of FRF 6.55957 for one euro.

On April 22, 2002, the last reported sale price of the Ordinary Shares on the Paris Bourse was EUR 38.88 and the last reported sale price of the ADSs on the NYSE was USD 34.40.

As of April 22, 2002, there were 41,246,516 Ordinary Shares outstanding, of which 122,884 or 0.3%, were in the form of ADSs.

On June 15, 1999, SCOR launched a EUR 233 million issue of convertible bonds redeemable in new or existing shares (“OCEANE”), represented by 4,025,000 bonds with a nominal value of EUR 58 each. The OCEANE bear interest at a rate of 1% per annum, payable annually on January 1, of each year, and are redeemable in full at maturity on January 1, 2005 at EUR 65.28 per bond. Early redemption in whole or in part is possible, at the option of the Company by:

1.	purchases on the market or public offers,

2.	at any time from January 1, 2003 until December 31, 2004, at an early redemption price equivalent to the yield to maturity if the product of the conversion ratio and the arithmetic means of the closing prices of the SCOR Ordinary Share over 20 consecutive trading days of the 40 consecutive trading days preceding the publication of a notice concerning such redemption, exceeds 120% of the early redemption price of each bond, and

3.	when less than 10% of the bond issue remains outstanding.

Bondholders may request conversion at any time from June 28, 1999. The Company may, at its option, deliver new shares and/or existing shares. As of April 22, 2002, all 4,025,000 OCEANE are outstanding.

The OCEANE and the shares to be issued upon conversion or delivered upon exchange have not been and will not be registered under the U.S. Securities Acts of 1933, as amended or the Securities Exchange Act of 1934, as amended, and subject to certain restrictions, may not be sold in the U.S.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The primary market for the Company’s Ordinary Shares is the Paris Bourse, the French integrated national dealing system through which all French listed securities are exchanged. The Company’s American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange (“NYSE”). Each ADS represents one Ordinary Share. The Ordinary Shares are also traded on the Frankfurt over-the-counter market (the Freiverkehrshandel).

The Company’s Ordinary Shares have been listed on the Paris Bourse since 1989. The Ordinary Shares are traded on the premier marché of the Paris Bourse.

The Company’s ADSs have been traded in the U.S. since October 11, 1996, the date of their listing on the New York Stock Exchange under the symbol “SCO”. The Company’s ADSs are issued and exchanged by The Bank of New York, as Depositary.

The Ordinary Shares are included in the SBF 120 and 250 Indexes, consisting of the 120 and 250 most actively traded French stocks, respectively. The Ordinary Shares are also in the Euronext Next 150, which comprises the 150 next largest stocks following the selection of the 100 most largest and most liquid stocks traded on Euronext. The Next 150 Index represents the large to mid capitalization segment of listed stocks at Euronext. The following indexes also include the Ordinary Shares: SBF Financial, Dow Jones STOXX, Dow Jones Euro STOXX, Bloomberg Europe, Bloomberg Europe Insurance and Bloomberg Europe Financial.

The Paris Bourse

Effective September 22, 2000, Euronext was formed from the merger of Paris Bourse SBF S.A., the Amsterdam Stock Exchange and the Brussels Exchange, and will see the introduction of Portugal Exchange in January 2002. Euronext operates three subsidiary holding companies, in each of the three member countries. Each subsidiary continues to hold an exchange license for the local capital market. Listed companies remain listed on their exchanges but all shares are traded on a single integrated trading platform and listing requirements have been harmonized. Trading is regulated with a single rulebook and the take-over rules continue to be imposed domestically. Euronext provides integrated trading, clearing and settlement on all three markets, and a central counter party, netting and clearing house for all executed trades via Clearnet.

Official trading of listed securities on the Paris Bourse is transacted through providers of investment services or prestataires de services d’investissements (investment companies and other financial institutions), and takes place continuously on each business day from 9:00 a.m. through 5:30 p.m., with a final fixing at 5:35 p.m. During a pre-opening session from 7:15 a.m. through 9:00 a.m. transactions are recorded but not executed. Any trade effected after the close of a stock-exchange session is recorded, on the next Paris Bourse trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris is a market enterprise (entreprise de marché) to which is entrusted the operation of regulated markets, including the admission of financial instruments. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris provides continuous trading by computer during trading hours for all listed securities.

Securities Listed on the Paris Bourse Are Traded on One of Five Markets

The securities of most large public companies, including the Ordinary Shares, are listed on the Premier Marché of Euronext Paris. The second marché is available for small- and medium-sized companies, the nouveau marché, for companies seeking development capital and the EDR market for European Depositary Receipts. Shares of certain other companies are traded on the marché libre-OTC, an unregulated over-the-counter type of market. In addition, shares listed on the Paris Bourse are placed in one of four categories depending on the volume of transactions. The Ordinary Shares are listed in the category known as Continu A, which includes the most actively traded shares (i.e., a minimum daily trading volume of EUR 38,112 or twenty trades).

Trading in the listed securities of an issuer may be reserved or suspended by Euronext Paris if changes in quoted prices exceed certain price limits defined by its regulations. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is the opening price, or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris. Euronext Paris may also reserve trading for a four-minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security.

Effective September 25, 2000, trades of equity securities listed on the premier marché of Euronext Paris are settled on the third trading day following the execution. All equity securities included in the SBF 120 index, or equity securities with a market capitalization of EUR 1,000 million or more or minimum daily trading volume of EUR 1 million, are eligible for a deferred settlement service (service de règlement différé SRD) in which the intermediary settles the trade with the seller in lieu of the investor. The investor may elect, for a fee, to decide on the determination date (date de liquidation), which is the fifth trading day prior to the end of the month either:

•	to settle the trade no later than on the last trading day of such month, or

•	upon payment of an additional fee, to extend to the determination date of the following month the option either to settle no later than the last trading day of such month or to postpone further the selection of a settlement date until the next determination date (a procedure known as a report). Such purchaser may decide to renew its option on each subsequent determination date upon payment of an additional fee.

The transfer of ownership of equity securities traded on the premier marché of Euronext Paris occurs at the time of registration of the securities in the appropriate shareholder’s account. The majority of transactions in equity securities on the Paris Bourse are settled on the premier marché of Euronext Paris. In accordance with French securities regulations, any sale of equity securities executed on the monthly settlement market during the month of a dividend payment date is deemed to occur after payment of the dividend, and the purchaser’s account is credited with an amount equal to the dividend paid and the seller’s account is debited in the same amount.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain material rights of holders of SCOR’s ordinary shares under the material provisions of our articles of association (“Statuts”) and French law. A copy of the Statuts, as amended on January 14, 2002, has been filed as an exhibit to this annual report on Form 20-F. As set forth in Article 3 of the Statuts, SCOR’s objects include the following:

•	insurance, reinsurance, cession or retrocession business of any nature in all classes and in all countries; transfer in any form of reinsurance contracts or liabilities of any French or foreign company, organization, entity or association; creation, acquisition, rental lease, installation and operation of any undertaking for the purpose of carrying on such business;

•	construction, rental, operation or purchase of any building;

•	acquisition and management of all securities and other equity rights by any means including but not limited to subscription for, transfer or acquisition of shares, bonds, interests in private companies or partnerships and other equity rights;

•	acquisition of equity investments or interests in any industrial, commercial, agricultural, financial, realty and personalty company or other undertaking, formation of any company, participation in any rights issues, mergers, break-ups and partial conveyances; and

•	administration, management, and control of any company or other undertaking, direct or indirect participation in all transactions carried out by such companies or undertakings by any means and including but not limited to direct or indirect participation in any company or equity investment.

Changes in Share Capital

The share capital of SCOR may be increased only with the approval of the shareholders at an extraordinary general meeting, following a recommendation of the Board of Directors. Increases in share capital may be effected either by the issuance of additional Ordinary Shares, by an increase in the nominal value of existing Ordinary Shares or by the creation of a new class of shares. Additional Ordinary Shares may be issued for cash, in satisfaction of indebtedness incurred by SCOR or for assets contributed in kind, upon the conversion, exchange or redemption of debt securities previously issued by SCOR or by capitalization of reserves, profits or share premium, or upon the exercise of share warrants or other similar securities comprising rights to subscribe for Ordinary Shares or of stock options. An increase in share capital effected by capitalization of reserves, profits or share premium requires a simple majority of the votes cast. French law permits different classes of shares to have different liquidation, voting and dividend rights. Pursuant to French law of February 19, 2001, any decision to increase the share capital require the shareholders, at an extraordinary shareholders meeting, to decide upon a capital increase reserved to employees, it being understood that such capital increase does not have to be voted. Share dividends may be distributed in lieu of payment of cash dividends, as described under “– Dividend and Liquidation Rights”.

The share capital of SCOR may be decreased only with the approval of the shareholders at an extraordinary general meeting. Share capital may be reduced either by decreasing the nominal value of the Ordinary Shares or by reducing the number of outstanding Ordinary Shares. The conditions under which the capital may be reduced will vary depending upon whether the reduction is attributable to losses incurred by SCOR. Under French company law all shareholders must be treated equally. If the reduction is not attributable to losses incurred by SCOR, each shareholder will be offered an opportunity to participate in such capital reduction and may decide whether or not to participate therein (unless the reduction is effected by cancellation of shares repurchased pursuant to a buy-back program). The number of outstanding Ordinary Shares may be reduced either by an exchange of Ordinary Shares or by the repurchase and cancellation by SCOR of Ordinary Shares.

If, as a consequence of losses, the net assets (capitaux propres) of the Company are reduced below one-half of the share capital of the Company, the Board of Directors must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders in order to decide whether the Company ought to be dissolved before its statutory term. If the dissolution is not declared, the share capital must, at the latest at the end of the second fiscal year following the fiscal year during which the losses were established, and subject to the legal provisions concerning the minimum capital of sociétés anonymes, be reduced by an amount at least equal to the losses which could not be charged against reserves, if during that period the net assets have not been restored up to an amount at least equal to one-half of the share capital.

Additional Ordinary Shares Issuances Authorized

Under French law, the shareholders can delegate to the Board of Directors, within certain limits of time defined by law, and within a maximum amount to be defined by the shareholders’ meeting, the power to issue new Ordinary Shares, bonds convertible, exchangeable or redeemable into Ordinary Shares or warrants to subscribe to Ordinary Shares.

Pursuant to a resolution approved by the Company’s shareholders during an extraordinary meeting held on April 19, 2001, the Board of Directors is authorized for a period of 26 months to issue with or without preferential subscription rights, in a single issuance or from time to time, shares or any security giving access at any time or at fixed date to Ordinary Shares. The maximum number of shares that may be issued may not exceed twenty million and the maximum aggregate principal amount of debt securities giving access to shares may not exceed EUR 1 billion.

Preferential Subscription Rights

Holders of Ordinary Shares have preferential rights to subscribe for additional Ordinary Shares issued by SCOR for cash on a pro rata basis. Shareholders may waive such preferential subscription rights at an extraordinary general meeting under certain circumstances. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of Ordinary Shares.

The shareholders’ meeting may also decide to withdraw the preferential rights of shareholders with respect to any issuance of new Ordinary Shares, of bonds convertible, exchangeable or redeemable into Ordinary Shares or of warrants to subscribe to Ordinary Shares. In such case, however, the Shareholders’ meeting has the power to grant to shareholders a non-transferable priority right to subscribe all or part of the issuance of Ordinary Shares, of bonds convertible, exchangeable or redeemable into Ordinary Shares or of warrants to subscribe to Ordinary Shares.

Attendance and Voting at Shareholders’ Meetings

In accordance with French law, there are two types of shareholders’ general meetings, ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as the election, replacement and removal of directors, the appointment of statutory auditors, the approval of the annual report prepared by the Board of Directors and of the annual accounts, the declaration of dividends and the issuance of bonds. The board of directors is required to convene an annual ordinary general meeting of shareholders, which must be held within six months of the end of SCOR’s fiscal year.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to SCOR’s statuts, modification of shareholders’ rights, approval of mergers, increases or decreases in share capital, the creation of a new class of capital stock and the authorization of the issuance of investment certificates or notes convertible or exchangeable into capital stock. In particular, shareholder approval will be required for any and all mergers in which the Company is not the surviving entity or in which the Company is the surviving entity but in connection with which the Company is issuing a portion of its share capital to the shareholders of the acquired entity.

Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, if the Board of Directors fails to call such a meeting, by SCOR’s statutory auditors, by its liquidators in case of bankruptcy in some instances, by shareholders owning the majority of the Company’s Ordinary Shares or voting rights after having launched a takeover bid or by an agent appointed by a court. The court may be requested to appoint an agent either by shareholder(s) holding at least 5% of SCOR’s share capital, or a duly authorized association of shareholders holding their Ordinary Shares in registered form for at least two years and holding together a certain percentage of the Company’s voting power (determined on the basis of a formula related to capitalization) or by any interested party in cases of urgency, including the Workers’ Council (Comité d’entreprise). The notice calling such meeting must state the matters to be considered at such meeting.

At least 15 days before the date set for any general meeting on first call, and at least six days before any second call, notice of the meeting must be sent by mail to holders of Ordinary Shares who have held such Ordinary Shares in registered form for at least one month prior to the date of the notice and for all other holders of Ordinary Shares notice of the meeting is given by publication in a journal authorized to publish legal announcements in the “département” in which SCOR is registered and in the Bulletin des annonces légales obligatoires (“BALO”), with prior notice given to the Commission des Opérations de Bourse (“COB”). At least 30 days prior to the date set for any ordinary or extraordinary general meeting, a preliminary written notice (avis de réunion), containing, among other things, the agenda for the meeting and a draft of the resolutions to be considered, must also be published in the BALO. Prior to such publication, a copy of the preliminary written notice must be sent to the COB. The COB also recommends that such preliminary written notice be published in a newspaper of French national circulation. One or several shareholder(s), the Workers’ council or a duly authorized association of shareholders holding their Ordinary Shares in registered form for at least two years and holding together a certain percentage of the Company’s voting power (determined on the basis of a formula related to capitalization) may, within 10 days after such publication, propose resolutions to be submitted for approval by the shareholders at the meeting.

Attendance and exercise of voting rights at ordinary general meetings and extraordinary general meetings of shareholders are subject to certain conditions. In accordance with French law and the Company’s statuts, in order to have the right to attend or be represented at a general meeting of shareholders and vote, a holder of Ordinary Shares held in registered form or, under certain conditions for holders who are not French residents, its intermediary, must have them registered in its name in a shareholder account maintained by or on behalf of SCOR within one day fixed by the Board of Directors. A holder of Ordinary Shares (or its intermediary, where applicable) held in bearer form must deposit with the Company, within one day fixed by the Board of Directors, a certificate (certificat d’immobilisation de titres au porteur) issued by an accredited financial intermediary (French broker, bank or authorized financial institution) evidencing the holding of the Ordinary Shares until the time fixed for the meeting.

All shareholders who have properly registered their Ordinary Shares or have duly deposited at the Company’s registered office a certificate of an accredited financial intermediary have the right to participate in general meetings, either in person, by proxy, or by mail, and to vote according to the number of Ordinary Shares they hold. Each Ordinary Share confers on the shareholder the right to one vote. Under French company law, Ordinary Shares held by entities controlled directly or indirectly by SCOR are not entitled to any voting rights. Proxies may be granted by a shareholder or, under certain conditions, by its intermediary, to his or her spouse, to another shareholder or to a legal representative, in the case of a corporation, or by sending a proxy in blank to the Company without nominating any representative. In the latter case, the chairman of the meeting of shareholders will vote the Ordinary Shares covered by such blank proxy in favor of all resolutions proposed by the Board of Directors and against all others.

The presence in person (including those voting by correspondence) or by proxy of shareholders holding not less than 25% (in the case of an ordinary general meeting or an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium) or one-third (in the case of any other extraordinary general meeting) of the Ordinary Shares entitled to vote is necessary for a quorum. If a quorum is not present at any meeting, then the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium and the presence in person (including those voting by correspondence) or by proxy of shareholders holding not less than 25% of the Ordinary Shares entitled to vote is necessary for a quorum in the case of any other extraordinary general meeting.

At an ordinary general meeting, a simple majority of the votes cast is required to pass a resolution. At an extraordinary general meeting, a two-thirds majority of the votes cast is required. However, a unanimous vote is required to increase liabilities of shareholders. Abstention by those present in person or by correspondence or represented by proxy is deemed a vote against the resolution submitted to a vote.

The rights of a holder of shares of a class of capital stock of SCOR, including the Ordinary Shares, can be amended only after an extraordinary general meeting of all shareholders of such class has taken place and the proposal to amend such rights has been approved by a two-thirds majority vote of shares of such class present in person (including those voting by correspondence) or represented by proxy. The Ordinary Shares constitute the Company’s only class of capital stock.

In addition to rights to certain information regarding SCOR, any shareholder may, during the two-week period preceding a shareholders’ meeting, submit to the Board of Directors written questions relating to the agenda for the meeting. The Board of Directors is required to respond to such questions during the meetings, subject to confidentiality concerns.

Dividend and Liquidation Rights

Net income in each fiscal year (after deduction for legal reserves), as increased or reduced, as the case may be, by any net income or loss of SCOR carried forward from prior years, is available for distribution to the shareholders of SCOR as dividends, subject to the requirements of French law and SCOR’s statuts. Dividends may also be distributed from reserves of the Company, subject to approval by the shareholders and certain limitations.

SCOR is required by law to establish and maintain a legal reserve at a level equal to 10% of the aggregate nominal value of its share capital and, if necessary to maintain such legal reserve, to make a minimum transfer of 5% of such net income each year to the legal reserve. The legal reserve is distributable only upon the liquidation of SCOR. SCOR’s statuts also provide that distributable profits of SCOR (after deduction of any amounts required to be allocated to the legal reserve) can be allocated to one or more special purpose reserves or distributed as dividends, as may be determined by the general meeting of shareholders.

The payment of dividends is fixed by the ordinary general meeting of shareholders at which the annual accounts are approved following recommendation of the Board of Directors. The determination of the portion, if any, of the annual dividend that each shareholder will have the option to receive in Ordinary Shares is also made at the ordinary general meeting of shareholders following a recommendation by the board of directors. Dividends are distributable to shareholders pro rata their respective holdings of Ordinary Shares. Dividends are payable to holders of Ordinary Shares outstanding on the date of the shareholder meeting approving the distribution of dividends or, in the case of interim dividends, on the date of the meeting of the Board of Directors approving the distribution of interim dividends. The actual dividend payment date is determined by the shareholders at the ordinary general meeting approving the declaration of the dividends or by the Board of Directors in the absence of such determination by the shareholders. The payment of the dividends must occur within nine months of the end of SCOR’s fiscal year. Dividends not claimed within five years of the date of payment revert to the French State. The statuts of the Company authorize the shareholders, in an ordinary general meeting to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or Ordinary Shares.

If net income (as shown on an interim income statement certified by SCOR’s statutory auditors) is sufficient, the Board of Directors has the authority, subject to French law and regulations, without the approval of shareholders, to distribute interim dividends.

In the event that SCOR is liquidated, the assets of SCOR remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of the

Ordinary Shares, then the surplus, if any, will be distributed pro rata among the holders of Ordinary Shares in proportion to the nominal value of their shareholdings and subject to any special rights granted to holders of priority shares, if any.

Repurchase of Ordinary Shares

Under French law, SCOR may not acquire its own shares, except:

1.	to reduce its share capital under specified circumstances with the approval of the shareholders at an extraordinary general meeting;

2.	to provide shares for distribution to employees under a profit-sharing or stock option plan after obtaining approval of the shareholders at an extraordinary general meeting; and

3.	for a specific purpose (including stabilization of the market of its shares) approved by the shareholders at an ordinary general meeting, such shareholders’ authorization being given for a period to be decided by the shareholders’ resolution and which may not exceed 18 months.

The amounts repurchased under (2) and (3) may not, in either case, result in SCOR holding more than 10% of its own shares. In the event that such repurchases result in the Company holding more than 10% of its issued shares, we are required to transfer any shares in excess of the 10% threshold within one year. French law requires that the Company cancel any shares in excess of this 10% limit that have not been transferred within the one-year period. Shares repurchased under (3) may be cancelled by an extraordinary general shareholders’ meeting, although no more than 10% of our registered capital may be cancelled in any 24-month period. When the Company holds its own shares, such shares are deemed to be outstanding under French law, but are not entitled to any dividend or voting rights and the Company may not exercise preferential subscription rights.

French law requires SCOR to prepare a prospectus (“note d’information” ), for which it would have to obtain a COB visa, prior to a shareholders meeting authorizing the repurchase of shares under (3) above. SCOR must notify the COB in advance and on a monthly basis of its trading program in its own shares. SCOR must also report all trading made in its own shares promptly to the COB and, on a monthly basis, to the Conseil des Marchés Financiers, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers (the “CMF”). The CMF makes this information publicly available.

When SCOR purchases its own shares, the shares must be fully paid. SCOR must hold repurchased shares in registered form. Repurchased shares are deemed to be outstanding under French law, but are not entitled to any dividends or voting rights, and SCOR may not exercise preferential subscription rights. The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. In the absence of such a decision, the rights attached to any shares held by SCOR must either be sold on the market before the end of the subscription period or distributed to other shareholders on a pro rata basis.

On April 19, 2001, SCOR’s shareholders approved a repurchase program for SCOR’s own shares as well as their possible cancellation. The shareholders’ approval of this program is a condition to the closing of the acquisition transaction. This authorization will be valid until the shareholders’ meeting approving the annual accounts for 2001 and is limited to a number of shares representing 10% of its share capital. On December 21, 2001, the ordinary general meeting modified the initial intervention price fixed during the meeting on April 19, 2001, carrying the maximum buying price for one share to Euro 100 from Euro 90, and the minimum selling price to Euro 40 from Euro 50.

Further to the above mentioned Meeting of December 21, 2001, the Company intends to use the repurchased shares, in order of preference, for:

•	the exchange of shares for bonds, outstanding or to be issued, convertible, exchangeable or redeemable in shares outstanding or to be issued, including but not limited to, pursuant to the EUR 233 million loan issued by the Company on June 28, 1999, represented by 4,025,000 bonds, convertible or exchangeable into new or outstanding shares,

•	the implementation of stock option plans,

•	the custody or transfer of the shares by any and all means, notably by exchange of securities,

•	the purchasing or selling of shares of the Company by any and all means, dependent on market conditions or in order to diversify the shareholder base,

•	the carrying out of acquisitions,

•	the cancellation of shares, up to the statutory limit, for the purpose of improving earnings per share, under the authorization currently in force granted by the Ordinary and Extraordinary Shareholders’ Meeting of April 19, 2001,

•	the price stabilization by systematic intervention during counter-trends.

The ordinary and extraordinary shareholders’ meeting held on April 19, 2001 authorized the Company to buy back shares representing 10% of its capital stock, or 3,479,629 shares as of April 19, 2001. At present, the Company’s intention is to complete its repurchase operations during the course of the year 2001 period up to the ceiling of 10%. With the shares already acquired, this represents a maximum number of 494,004 additional shares to be repurchased. However, the Company reserves the right to make full use of the approval granted by the shareholders’ meeting in the event it has used all or part of the shares already bought back for any of the above-mentioned purposes. The maximum amount that SCOR is liable to pay if shares are purchased at the maximum price to be approved at the shareholders’ meeting, EUR 100 per share, would be EUR 49 million.

As approved by the ordinary and extraordinary shareholders’ meeting held on April 19, 2001 and December 21, 2001, SCOR will be able to make share purchases up to the date of the shareholders’ meeting called to approve the Company’s 2001 accounts. The exact schedule for purchases and the number of shares acquired will depend on market conditions and any investment opportunities that may arise. The Company will finance purchases with cash and the sale of short-term and medium-term investments.

Form, Holding and Transfer of Ordinary Shares

Form of Shares. SCOR’s statuts provide that Ordinary Shares may be held in registered or bearer form.

Holding of Ordinary Shares. In accordance with French law concerning “dématérialisation” of securities, the ownership rights of holders of the Ordinary Shares are not represented by share certificates but by book entries. Equity securities, such as the Ordinary Shares, may be held in either bearer or registered form, and a holder of equity securities may change from one form of holding to the other.

The Company maintains a share account with Euroclear France in respect of all Ordinary Shares in registered form (the “Company Share Account”), which, in France, is administered by BNP Paribas (“BNP”) acting on behalf of the Company as its agent. Ordinary Shares held in registered form are inscribed in the name of each shareholder (either directly, or, at the shareholder’s request, through such shareholder’s accredited intermediary) in separate accounts (the “Shareholder Accounts”) maintained by BNP on behalf of the Company. Each Shareholder Account shows the name of the holder and such shareholder’s shareholdings and, in the case of Ordinary Shares inscribed through an accredited intermediary, shows that they are so held. BNP, as a matter of course, issues confirmations as to holdings of Ordinary Shares inscribed in the Shareholder Accounts to the persons in whose names the shareholdings are inscribed, but these confirmations do not constitute documents of title.

In the case of Shares held in bearer form, the Ordinary Shares are held on the Shareholder’s behalf by an accredited intermediary and are inscribed in an account maintained by such accredited intermediary with Euroclear France separately from the Company Share Account. Ordinary Shares held in this manner are referred to as being in bearer form. Each accredited intermediary maintains a record of Ordinary Shares held through it and will issue certificates of inscription in respect thereof.

Transfers of Ordinary Shares held in bearer form may only be effected through accredited intermediaries. SCOR’s statuts permit it to request Euroclear France at any time to provide it with the identity, address and citizenship of the holders of bearer shares.

The ordinary Shares held by non-French residents may be inscribed in an account, either maintained by an accredited intermediary or the Company, under the name of their intermediary, who can represent several holders.

Under a French statute dated May 15, 2001, shares may be registered in the name of intermediaries who act on behalf of one or more investors residing outside France. When shares are so held, we are entitled to request from such intermediaries the name of the investors and the number of shares held by such investors. Also, we may request any legal person who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time might be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years. A decree must be taken by the French government to implement certain provisions of this statute.

Requirements for Holdings Exceeding Certain Percentages. French law provides that any individual or entity, directly or indirectly, acting alone or in concert with others, that becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50%, 66 2/3% of the outstanding shares or the voting rights thereof of the Company, or whose holding decreases below any such percentage, must notify the Company, within fifteen calendar days of the date such threshold has been crossed, of the number of Ordinary Shares it holds and the voting rights attached thereto. Such individual or entity must also notify the CMF, within five Paris Bourse trading days of the date such threshold has been crossed. In the event of failure to comply with such notification requirement, the Ordinary Shares in excess of the relevant threshold will be deprived of voting rights for all shareholders meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements. In addition, any shareholder who fails to comply with the above requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s chairman, any shareholder or the COB, and may be subject to criminal penalties.

To permit shareholders to comply with these requirements, SCOR must publish in the BALO, within 15 calendar days after its annual meeting, information regarding the total number of votes available as of the date of its annual meeting. In addition, if the number of available votes changes by 5% or more between two ordinary meetings, SCOR must publish the revised number of available votes in the BALO within 15 calendar days of the change and notify the CMF.

French law also requires any individual or entity, acting alone or in concert with others, that acquires more than 10% or 20% of SCOR’s voting rights, to file a report with SCOR, the CMF and the COB, disclosing its intentions for the 12-month period following the acquisition. The acquirer must disclose first whether it is acting alone or in concert with other persons, and whether it intends to continue purchasing shares, acquire control, or seek nomination to SCOR’s Board of Directors. The acquirer must file the report within 15 calendar days of crossing either threshold. The CMF will publish the notice, and the acquirer must publish a press release stating its intention in a financial newspaper of French national circulation. A shareholder who fails to comply with these requirements will lose the voting rights attached to the shares exceeding the 10 or 20% threshold and will only regain them two years after complying with the notification requirements.

Regulations of the CMF generally require, subject to limited exemptions granted by the CMF, any individual or entity that acquires, alone or in concert with others, shares resulting in a holding of one-third or more of SCOR’s share capital or voting rights, to initiate a public tender offer for all remaining outstanding shares of SCOR.

In addition, Article 7 of the Company’s statuts provides that every shareholder (including a holder of ADSs) who, directly or indirectly, acting alone or in concert with others, becomes the owner of Ordinary Shares resulting in the clearing of a 2.5% threshold of the Company’s share capital shall be required to notify the Company of such fact by registered letter with return receipt requested within five Paris Bourse trading days of the date of the registration of the Ordinary Shares causing such shareholder acting alone or in concert with others to reach or exceed such percentage. In the event of failure to comply with such notification and only upon request of one or several shareholder(s) holding a percentage of at least 2.5% of the Company’s share capital of the Ordinary Shares in excess of the threshold will be deprived of voting rights for all shareholders meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements.

Transfer of Ordinary Shares. An owner of Ordinary Shares residing outside France may trade such shares on the Paris Bourse. Should such owner, or the broker or other agent through whom a sale is effected, require assistance in this connection, an accredited intermediary should be contacted.

Prior to any transfer of Ordinary Shares held in registered form on the Paris Bourse, such shares must be inscribed in an account maintained by an accredited intermediary. Dealings in Ordinary Shares are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. For dealing on the Paris Bourse, an impôt sur les opérations de bourse, or tax assessed on the price at which the securities were traded, is payable, at a rate of 0.3% on transactions from EUR 7,622.45 up to EUR 152,449 and at a rate of 0.15% thereafter, subject to a rebate of EUR 22.87 per transaction and to a maximum assessment of EUR 609.80 per transaction. Non-residents of France are not subject to this tax. In addition, a fee or commission is payable to the société de bourse, or French broker, accredited intermediary or other agent involved in the transaction (whether within or outside France). No registration duty is normally payable in France, unless a transfer instrument has been executed.

Trading by the Company in Ordinary Shares

Under Regulation N 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three general requirements for trades by a company in its own shares to be deemed valid:

•	These trades must be executed on our behalf by only one intermediary in each trading session, except during the issues period of any securities if the trades are made to ensure the success of the issuance,

•	Any block trades may not be made at a price above the current market price, and

•	Each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If a company’s shares, like our shares, are continuously quoted (cotation en continu), then a trade must meet three further requirements to be deemed valid:

•	The trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension or reservation of securities, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

•	The trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares, and

•	The trade must not account for more than 25% of the average total daily trading volume on Euronext Paris in the shares during a certain reference period immediately preceding the trade. In the case of shares eligible for the deferred settlement service, like our shares, this reference period is three days. This 25% limit does not apply to off-market block trades or to acquisitions made by an investment service provider on our behalf pursuant to a liquidity agreement meeting certain criteria.

However, there are two periods during which we are not permitted to trade in our own securities other than through an investment service provider acting on our behalf pursuant to a liquidity agreement meeting certain criteria: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

After making an initial purchase of our own share, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

Ownership of Shares by Non-French Persons

Under current French law, there is no limitation on the right of non-residents or non-French shareholders to own or to vote securities of a French company.

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable or preliminary authorization prior to acquiring a controlling interest in a French company. Under current French foreign direct investment regulations, a notice (déclaration administrative) must be filed, however, with the French Ministry of the Economy in connection with the acquisition of an interest in the Company by any person not residing in France or any group of non-French residents acting in concert or by any foreign controlled resident if such acquisition would result in (i) the acquisition of a controlling interest in the Company or (ii) the increase of a controlling interest in the Company unless such person not residing in France or group of non-French residents already controls more than two-thirds of the Company’s share capital or voting rights prior to such increase. Under existing administrative rulings, ownership of 20% or more of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

C. MATERIAL CONTRACTS

No material contract existed in 2001 outside the ordinary course of business, except for IRP purchase of minority interests, see “Item 4. Information on the Company – Underwriting”, and for GROUPAMA guarantees, see “Item 7. Major Shareholders and Related Party Transactions, B. Related Party Transactions.”

D. EXCHANGE CONTROLS

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

E. TAXATION

The following describes the principal United States federal income tax consequences and the principal French tax consequences of the ownership of Ordinary Shares or ADRs by a U.S. Holder (as defined below). This summary does not purport to address all potential tax consequences of the ownership of Ordinary Shares or ADRs, and does not apply to special classes of holders subject to special rules, including tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the capital of the Company, investors that hold Ordinary Shares or ADRs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the U.S. dollar.

This summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In addition, this summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations there under, published rulings and court decisions) and France as in effect on the date hereof, as well as on the Convention Between the United States of America and France for the Avoidance of Double Taxation and the Prevention of Fiscal

Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (the “Treaty”), all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

The discussion does not address any aspects of United States taxation other than federal income taxation or any aspects of French taxation other than income taxation, gift and inheritance taxation, transfer taxation, and wealth taxation. U.S. Holders (as defined below) are urged to consult their tax advisors regarding the United States federal, state and local and the French and other tax consequences of owning and disposing of Ordinary Shares and ADRs in their particular circumstances. In particular, U.S. Holders are urged to confirm their status as Eligible U.S. Holders (as defined below) with their advisors and to discuss with their advisors any possible consequences of their failure to qualify as Eligible U.S. Holders.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares or ADRs that is:

•	a citizen or resident of the United States,

•	a corporation organized under the laws of the United States or any State,

•	an estate the income of which is subject to United States federal income tax without regard to its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, holders of ADRs will be treated as the owners of the Ordinary Shares represented by such ADRs and exchanges of Ordinary Shares for ADRs, and ADRs for Ordinary Shares, will not be subject to United States federal income or French tax.

Taxation of Dividends

French Taxation. In France, dividends are paid out of after-tax income. A resident of France is entitled to an avoir fiscal or a tax credit, in respect of a dividend received from a French corporation, such as the Company, equal to 50% of the amount of the dividend for individuals, 50% for companies owning at least 5% of the Company and meeting the conditions to qualify under the French parent-subsidiary regime, and 15% for other shareholders. Dividends paid by French companies to non-residents of France generally are subject to French withholding tax at a 25% rate, and are not eligible for the benefit of the avoir fiscal. However, under the Treaty, avoir fiscal is allowed totally or partially to shareholders who are residents of the United States.

Under the Treaty, payments of dividends and avoir fiscal to Eligible U.S. Holders, as defined below, are subject to French withholding tax at the rate of 15%.

An “Eligible U.S. Holder” is a U.S. Holder whose ownership of Ordinary Shares or ADRs is not effectively connected with a permanent establishment in France and who is for purposes of the Treaty:

•	an individual or other non-corporate holder that is a resident of the United States for Treaty purposes (Eligible individual),

•	a United States corporation, other than a regulated investment company, that does not own, directly or indirectly, 10% or more of the capital of the Company (Eligible corporation), or

•	a United States corporation that is a regulated investment company if it does not own, directly or indirectly, 10% or more of the capital of the Company and less than 20% of its shares are owned by persons who are not citizens or residents of the United States (Eligible R.I.C.).

Payment of the avoir fiscal is made by the French Treasury not earlier than January 15 following the close of the calendar year in which the related dividends are paid, and only after receipt by the French tax administration of a claim for such payment in accordance with the procedures described below. However, there are certain limitations to the availability of the avoir fiscal under the Treaty.

•	The Eligible U.S. Holder must own less than 10% of the Company’s capital.

•	The Eligible U.S. Holder must be subject to U.S. federal income tax on both the dividends and the avoir fiscal.

•	A partnership or a trust (other than a pension trust, a real estate investment trust or a real estate mortgage investment conduit) is entitled to the avoir fiscal only to the extent that its partners, beneficiaries or grantors, as applicable, are themselves Eligible U.S. Holders (other than a regulated investment company) and are themselves subject to U.S. federal income tax on their respective shares of both the dividends and the avoir fiscal.

•	The Eligible U.S. Holder, where required by the French tax administration, must show that he or she is the beneficial owner of the Ordinary Shares or ADRs and that the holding of such Ordinary Shares or ADRs does not have as one of its principal purposes the purpose of allowing another person to take advantage of the grant of the avoir fiscal under the Treaty.

Under the Treaty, special rules apply to (i) any “Eligible Pension Fund”, which is a tax-exempt entity established in, and sponsored or established by a resident of, the United States, the exclusive purpose of which is to provide retirement or employee benefits and which does not own, directly or indirectly, 10% or more of the capital of the Company, (ii) any “Eligible Not-For-Profit Organization”, which is a tax-exempt entity organized in the United States, the use of whose assets is limited under U.S. federal or state laws, both currently and upon liquidation, to the accomplishment of the purposes that serve as the basis of its exemption from income taxation in the United States and which does not own, directly or indirectly, 10% or more of the capital of the Company, and (iii) any “Individual Holding Shares in a Retirement Plan”, meaning an individual who is a resident of the United States under the Treaty and who owns Ordinary Shares or ADRs through an individual retirement account (“IRA”), a Keogh plan or any similar arrangement under which the contributions or the accumulated earnings receive a favored tax treatment under U.S. federal income tax law. (“Eligible Pension Funds”, “Eligible Not-For-Profit Organizations” and “Individual Holding Shares in a Retirement Plan” are referred to collectively as “Eligible Tax-Exempt Holders”.)

Eligible Tax-Exempt Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the avoir fiscal (the “partial avoir fiscal”).

The following illustrates the consequences of a dividend of EUR 100 to different categories of U.S. Holder:

		Total	Partial		Withholding on
	Dividend	Avoir	Avoir	Refund of	payment to	Total net
	Amount	Fiscal	Fiscal	Précompte	U.S. Holders	payment

	(EUR)					(EUR)
Individuals,	100	50%	no	no	15%	127.5

Individuals, via an IRA owning less than 10% of the Company’s capital	100	no	17.65%	Yes, if it has been paid by the Company	15%	100 +Précompte (if any)

Corporation, other than R.I.C. owns less than 5% of the Company’s capital	100	15%	no	Partly, if it has been paid by the Company	15%	97.75

Corporation, other than R.I.C. owns more than 5% and less than 10% of the Company’s capital	100	50%	no	no	15%	127.5

Corporation, other than R.I.C. owns 10% or more of the Company’s capital	100	no	no	Yes, if it has been paid by the Company	5%	95 +Précompte (if any)

RIC, owns less than 10% of the Company’s capital and more than 20% of its shares are owned by non-U.S. citizens or residents	100	no	no	Yes, if it has been paid by the Company	15%	85 +Précompte (if any)
Or,
RIC, owns more than 10% of the Company’s capital

RIC, owns less than 10% of the Company’s capital and less than 20% of its shares are owned by non-U.S. citizens or residents	100	15%	no	Partly, if it has been paid by the Company	15%	97.75 +Précompte (if any)

Pension funds(1) owns less than 10% of the Company’s capital	100	0%	5.29%	Yes, if it has been paid by the Company	15%	89.5 +Précompte (if any)

(1)	sec.401(a) Qualified retirement plans, sec.403(b) Tax deferred annuity contracts, and sec.457 Deferred compensation contracts.

An Eligible Tax-Exempt Holder, where required by the French tax administration, must show that it is the beneficial owner of the Ordinary Shares or ADRs and that the holding of such Ordinary Shares or ADRs does not have as one of its principal purposes to allow another person to take advantage of the grant of the partial avoir fiscal under the Treaty.

Eligible Holders that do not benefit from a total avoir fiscal are also entitled to a refund of any précompte paid by the Company with respect to the dividends they receive, but such refund is reduced by the amount of the partial avoir fiscal to which they are entitled and further reduced by the 15% or 5% withholding tax on dividends.

Eligible Tax-Exempt Holders generally must follow the procedures set forth below, even though the existing French forms do not take into account the special tax treatment applicable to Eligible Tax-Exempt Holders with respect to the payment of the partial avoir fiscal and the refund of the précompte. Certain Eligible Tax-Exempt Holders may also be required to provide written evidence certified by the U.S. Internal Revenue Service of their status under U.S. federal income tax law. As a consequence, Eligible Tax-Exempt Holders are urged to contact their own tax advisors with respect to the procedures to be followed to obtain Treaty benefits.

To benefit from the reduced withholding tax rate of 15% or 5% immediately upon payment of a dividend and to receive the payment of the avoir fiscal less the 15% or 5% withholding tax on that amount, Eligible

U.S. Holders must complete and deliver to the French tax authorities either (i) the simplified certificate described below, or (ii) an application for refund on a French Treasury form RF 1A EU – No. 5052, entitled “Application for Refund,” before the date of payment of the dividends. A simplified certificate must state that the Eligible U.S. Holder is (i) a U.S. resident within the meaning of the Treaty, (ii) do not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected, (iii) own all the rights attached to the full ownership of the shares (including dividend rights), (iv) meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal, and (v) claim the reduced rate of withholding tax and payment of the avoir fiscal. If an Eligible U.S. Holder that is not an individual submits an “Application for Refund” form, the application must be accompanied by an affidavit attesting that the Eligible U.S. Holder is the owner of all the rights attached to the full ownership of the shares (including dividend rights), or if the Eligible U.S. Holder is not the owner of all such rights, providing certain information concerning other owners. The “Application for Refund” form, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and is also available from the U.S. Internal Revenue Service. An Eligible U.S. Holder who does not benefit from the reduced withholding tax rate of 15% or 5% immediately upon the payment of the dividend may claim a refund of the excess 10% or 20%, respectively, withholding tax and may claim payment of the avoir fiscal less a 15% or 5% withholding tax on that amount by filing a French Treasury Form RF 1A EU – No. 5052 with the French fiscal authorities by December 31 of the year following the calendar year in which the related dividend was received. The Depositary will arrange for the filing with the French fiscal authorities of all forms completed by U.S. Holders registered with the Depositary and returned to the Depositary in sufficient time so they may be filed with the French fiscal authorities by December 31 of the year following the calendar year in which the related dividend was received.

If an Eligible U.S. Holder sells Ordinary Shares in a trade executed on the monthly settlement market during a month during which a dividend payment date with respect to the Ordinary Shares occurs, generally the seller, rather than the purchaser, will be entitled to the avoir fiscal with respect to the dividend paid on such dividend payment date. See “Item 9.C – Markets” for a summary of certain information relating to trading of the Ordinary Shares on the monthly settlement market.

United States Federal Income Taxation. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders must include in gross income the gross amount of any dividend paid (before reduction for French withholding taxes) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADRs. The gross amount of any avoir fiscal also will be treated as dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the euro payment made, determined at the spot U.S. dollar/euro rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the Shares or ADRs and thereafter as capital gains.

Subject to certain limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against the U.S. Holder’s United States federal income tax liability. To the extent a refund of tax withheld is available to a U.S. Holder (for example, because the Holder does not establish before the date of payment that it is a resident of the United States under the Treaty), the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “– French Taxation”, above, for the procedures for obtaining a refund of tax withheld in excess of the 15%

or 5% treaty rates. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be “passive income” (or, in the case of certain holders, “financial services income”). Passive income or financial services income must be treated separately for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Distributions of additional Ordinary Shares to U.S. Holders with respect to their Ordinary Shares or ADRs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax.

Taxation of Capital Gains

French Taxation. Under the Treaty, no French tax is levied on any capital gain derived from the sale of Ordinary Shares or ADRs by a U.S. Holder who (i) is a resident of the United States under the Treaty, (ii) is entitled to Treaty benefits under the limitation on benefits provisions of Article 30 thereof, and (iii) does not have a permanent establishment in France to which the Ordinary Shares or ADRs are effectively connected or, in the case of an individual, who does not maintain a fixed base in France to which the Ordinary Shares or ADRs are effectively connected.

United States Federal Income Taxation. Subject to the PFIC rules discussed below, upon a sale or other disposition of Ordinary Shares or ADRs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such Ordinary Shares or ADRs. Generally, such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares or ADRs exceeds twelve months and will be gain or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to significant limitations. Long-term capital gain of a non-corporate U.S. Holder is generally subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

French Estate and Gift Taxes

Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts, a transfer of ADRs or Ordinary Shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax unless the donor or the transferor is domiciled in France at the time of making the gift or of his or her death, or the ADRs or Ordinary Shares were used in, or held for use in, the conduct of a business or profession through a permanent establishment or a fixed place of business based in France.

French Wealth Tax

The French wealth tax does not generally apply to the shares of U.S. Holders.

Additional United States Federal Income Tax Considerations

PFIC Rules. The Company believes that Ordinary Shares and ADRs should not be treated as stock of a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.

In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held ADRs or Ordinary Shares, either:

•	at least 75% of the gross income of the Company for the taxable year is passive income, or

•	at least 50% of the value (determined on the basis of a quarterly average) of the Company’s assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties, and rents, as well as certain other categories of income, but generally does not include income derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business. The Company believes that this exception applies to the income earned through the reinsurance businesses conducted by its subsidiaries. However, no regulatory guidelines have been issued interpreting this exception.

If the Company were treated as a PFIC, a U.S. Holder would be subject to special rules with respect to:

      a. any gain realized on the sale or other disposition of Ordinary Shares or ADRs, and

b.	any “excess distribution” by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Ordinary Shares or ADRs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Ordinary Shares or ADRs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares or ADRs).

Under these rules:

1.	the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADRs, beginning in the year the Company became a PFIC.

2.	the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income,

3.	the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and

4.	the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder elects to have the Company treated as a “qualified electing fund” or makes a “mark-to-market” election with respect to the Company. U.S. Holders should consult their tax advisors as to the availability and consequences of such elections.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this Annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at:

451 Fifth Street, NW Washington DC 20549, USA

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.

This document is also filed on the SEC document service internet site http://www.edgar-online.com

In addition, documents referred to above are available at SCOR’s headquarters, located:

1, Avenue du Général de Gaulle 92074 Paris-La Défense Cedex, France.

I. SUBSIDIARY INFORMATION

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

SCOR is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices that have an adverse effect on the fair value of financial instruments and derivative financial instruments. SCOR manages its market risks as well as risk exposure relating to non-financial assets, liabilities and transactions by defining centralized investment policy guidelines, using derivatives to protect its investment portfolio or rebalancing its existing asset and liability portfolio.

Market risk sensitive instruments are divided into two categories: instruments entered into for trading purposes and instruments entered into for non-trading purposes. SCOR’s financial instruments and derivative financial instruments are all classified as being held for purposes other than trading.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk arises from the possibility that changes in foreign currency exchange rates will impact the value of revenues, expenses, assets and liabilities denominated in foreign currencies. The Group’s financial position, results of operations and cash flows are directly dependent on the periodic monitoring and adjustment of the balance of assets and liabilities in each of its main operating currencies.

At December 31, 2001, 73.29% of consolidated net technical reserves were denominated in currencies other than those participating in the European Economic and Monetary Union, primarily the U.S. dollar (53.36% of net technical reserves), the Pound sterling (6.95%)and the Canadian dollar (3.27%).

The impact of fluctuations in exchange rates is mitigated to a large extent by the fact that the Group generally invests in assets denominated in the same currencies as its corresponding technical reserves, in order to ensure that its investments on the one hand and reinsurance liabilities on the other are matched on a currency-by-currency basis. The Group attempts to match its assets and liabilities on a currency-by-currency basis in each currency for which an organized financial or foreign exchange market is available, including the currencies noted above, primarily by investing in assets that are denominated in the currency of the Group’s corresponding reinsurance liabilities. Management adjusts open positions in specific currencies, generally on a quarterly basis, to manage any excess or deficit of assets compared to liabilities in a particular currency. Total currency exposure (other than with respect to the euro) is limited to the excess (or deficiency) of assets over liabilities in each currency.

Interest Rate Risk

SCOR has exposure to economic losses due to interest rate risk arising from changes in the level of interest rates. Generally, a sustained period of lower interest rates will reduce the investment income yield of the Group’s investment portfolio over time as higher yielding investments are called, mature or are sold and proceeds are reinvested at lower rates. However, on significant portions of the investment portfolio, declining interest rates will generally increase unrealized gains, as well as realized gains to the extent securities are sold. Conversely, rising interest rates should, over time, increase investment income but reduce the market value of certain of the investments in the Group’s investment portfolio. The diversity of the Group’s investment portfolio, developed as a result of the geographic spread of its reinsurance businesses and a corresponding strategy of matching, to the extent possible, investments and reinsurance liabilities by currency, tends to diminish the effect of movements in interest rates in any one market.

Equity Security Price Risk

SCOR has exposure to equity security price risk as a result of its investment in equity securities and equity derivatives, due to volatility. SCOR mitigates this risk by diversifying its equity portfolio and applying conservative investment guidelines.

SCOR prefers investments for long periods of time, and is not necessarily troubled by short term price volatility when economics and management remain excellent. A large part of SCOR’s investments in equity securities is concentrated in few companies. The two most important of them are COFACE, which is accounted for under the equity method and Swiss Life which is classified as trading equity securities.

Sensitivity Analysis

SCOR’s exchange rate sensitivity analysis assumes an instantaneous 10% change in the exchange rates of currencies other than the currencies irrevocably fixed against the euro, from their levels at December 31, 2001, with all other variables held constant. At December 31, 2001, appreciation of the euro against other currencies would result in a before-tax decrease in the market value of financial instruments of EUR 593 million. A depreciation at December 31, 2001 of the euro against other currencies would result in a before-tax increase in the market value of financial instruments of EUR 593 million.

The interest rate sensitivity analysis estimates the change in the market value of the Company’s interest-sensitive financial instruments that were held on December 31, 2001 due to instantaneous parallel changes in the year-end yield curve. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Accordingly, the analysis may not be indicative of, is not intended to provide and does not provide a precise forecast of the effect of changes of market interest rates on the Company’s income or stockholders’ equity. Furthermore, the computations do not contemplate any actions SCOR would undertake in response to changes in interest rates.

The interest rate sensitivity analysis assumes an instantaneous shift in market interest rates, with scenarios of interest rates increasing and decreasing 100 basis points (“bp”) from their levels at December 31, 2001, with all other variables held constant. A 100 bp increase in market interest rates would have resulted in a before-tax decrease in the value of SCOR’s financial instrument position of EUR 186 million at December 31, 2001. A 100 basis point decrease in market interest rates would have resulted in a before-tax increase in the value of SCOR’s financial instrument position of EUR 186 million at December 31, 2001.

Equity price risk was measured assuming an instantaneous 10% change in the most pertinent index for the most significant equity instruments held by the Group (“the Indexes”) from their levels at December 31, 2001, with all other variables held constant. The Indexes are primarily the Standard & Poor’s 500 Index for U.S. equity instruments, the Toronto Stock Exchange 300 Index for Canadian equity instruments, and the Bloomberg 500 Index for European equity instruments. The Company’s equity holdings were assumed to be positively correlated with those indexes. At December 31, 2001, a 10% decrease in the Indexes would have resulted in a EUR 67 million decrease in the market value of the Company’s equity investments. A 10% increase in the Indexes would have resulted in a before-tax increase of EUR 67 million in the market value of the Company’s equity investments at December 31, 2001.

The following table sets forth the estimated effect on the market value of the Group’s financial instruments available for sale at December 31, 2000 and 2001, assuming changes of 10% in foreign currency exchange rates and in the Indexes, and a change of 100 basis points in interest rates.

	December 31, 2000

		Currency Risk
			Interest Rate Risk	Equity Risk
		10% change in
		foreign currency	100 bp change in	10% change in
	Market Value	exchange rates	interest rate	Indexes

	(EUR, in millions)
Increase
Fixed maturities	5,563	448	(229)	–
Equity securities	757	16	–	85
Short-term investments	301	29	–	–
Cash and cash equivalents	247	23	–	–

Total	6,868	516	(229)	85

Decrease
Fixed maturities	5,563	(448)	229	–
Equity securities	757	(16)	–	(85)
Short-term investments	301	(29)	–	–
Cash and cash equivalents	247	(23)	–	–

Total	6,868	(516)	229	(85)

	December 31, 2001

		Currency Risk
				Interest Rate Risk	Equity Risk
		10% change in
		foreign currency		100 bp change in	10% change in
	Market Value	exchange rates		interest rate	Indexes

	(EUR, in millions)
Increase
Fixed maturities	5,582	426		(186)	–
Equity securities	646	20		–	67
Short-term investments	448	45		–	–
Cash and cash equivalents	1,927	103		–	–

Total	8,603	593		(186)	67

Decrease
Fixed maturities	5,582	(426)		186	–
Equity securities	646	(20)		–	(67)
Short-term investments	448	(45)		–	–
Cash and cash equivalents	1,927	(103)		–	–

Total	8,603	(593	)(1)	186	(67)

(1)	The effect of changes of currency exchange rates on investments will be offseted by the effect on technical reserves and debts expressed in USD.

The following table sets forth the estimated effect on the market value of the Group’s financial instruments entered into for trading purposes at December 31, 2000 and 2001, assuming changes of 10% in foreign currency exchange rates and in the Indexes, and a change of 100 basis points in interest rates.

	December 31, 2000

		Currency Risk
			Interest Rate Risk	Equity Risk
		10% change in
		foreign currency	100 bp change in	10% change in
	Market Value	exchange rates	interest rate	Indexes

	(EUR, in millions)
Increase
Equity securities	200	10	–	17
Decrease
Equity securities	200	(10)	–	(17)

	December 31, 2001

		Currency Risk
			Interest Rate Risk	Equity Risk
		10% change in
		foreign currency	100 bp change in	10% change in
	Market Value	exchange rates	interest rate	Indexes

	(EUR, in millions)
Increase
Equity securities	56	6	–	6
Decrease
Equity securities	56	(6)	–	(6)

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and financial statements schedules, together with the report of Ernst & Young thereon, are filed as part of this Annual Report:

Pages

Financial Statements
Report of Independent Auditors	F-1
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-2 – F-3
Consolidated Statements of Income for the Years Ended December 31, 2001, 2000 and 1999	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2001, 2000, and 1999	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2001, 2000, and 1999	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000, and 1999	F-7
Notes to Consolidated Financial Statements	F-8 – F-42
Schedules
Schedule I – Summary of Investments – Other than Investments in Related Parties	S-1
Schedule III – Supplementary Insurance Information	S-2
Schedule IV – Reinsurance	S-3
Schedule V – Valuation and Qualifying Accounts	S-4
Schedule VI – Supplemental Information Concerning Property-Casualty Insurance Operations	S-5

All other schedules have been omitted because they are not required under the applicable instructions.

Item 19. Exhibits

Pages

Glossary of Selected Terms	E-1 – E-6
Translation from French into English of SCOR’s Statuts or charter of the Company, as amended at the January 14, 2002 board of directors’ meeting	E-7 – E-12

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

     SCOR

We have audited the accompanying consolidated balance sheets of SCOR and subsidiaries, as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the Index at Item 18 of this Form 20-F. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We did not audit the financial statements of Commercial Risk Partners, Ltd. for the years ended December 31, 2000 and 1999, a 96%-owned subsidiary, which financial statements reflect total assets constituting 10% in 2000, and total revenues constituting 20% in 2000 and 15% in 1999, of the related consolidated totals. The consolidated financial statements of Commercial Risk Partners, Ltd. for the years ended December 31, 2000 and 1999 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Commercial Risk Partners, Ltd. in those years, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States and France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCOR and subsidiaries as of December 31, 2001 and 2000, and the results and comprehensive income of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As addressed in Note 1.14, during 2001 the Company adopted the practice of discounting certain workers’ compensation reserves.

ERNST & YOUNG AUDIT
Represented by Alain Vincent

Paris, France

March 6, 2002

SCOR

CONSOLIDATED BALANCE SHEETS

ASSETS

		As of December 31,

	Notes	2000	2001

		(EUR, in millions)
Investments
Fixed maturities, available for sale, at fair value (amortized cost: EUR 5,499 in 2000 and EUR 5,456 in 2001)	1, 2, 12	5,563	5,582
Equity securities, available for sale, at fair value (cost EUR 839 in 2000 and EUR 978 in 2001)	1, 2, 12	757	646
Trading equity securities, at fair value (cost: EUR 198 in 2000 and EUR 110 in 2001)	1, 2, 12	200	56
Short-term investments, at cost	1, 12	301	448
Other long-term investments	1	334	358

Total investments		7,155	7,090

Cash and cash equivalents	1, 12	247	1,927

Accrued interest income		132	111

Reinsurance balances receivable
Property-Casualty	1	585	845
Life	1	54	134

Total reinsurance balances receivable		639	979

Accrued premiums receivable, net of commissions
Property-Casualty	1, 3	906	1,210
Life	1, 3	200	197

Total accrued premiums receivable, net of commissions		1,106	1,407

Property-Casualty
Reinsurance recoverable on unpaid losses and LAE	1, 3	507	1,448
Prepaid reinsurance premium	1, 3	129	254

Total		636	1,702

Life
Reinsurance recoverable on reserves for future policy benefits	1, 3	670	648

Deferred policy acquisition costs, net		304	352
Credits for deposits with ceding companies	1	797	1,000
Deferred income tax benefits	1, 7	228	504
Derivative financial instruments	1, 13	–	21
Fixed assets, net	1	19	24
Intangible assets	1	128	114
Advances to and investments in affiliates	1, 5	260	233
Goodwill	1	206	285
Other assets		249	536

Total assets		12,776	16,933

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

		As of December 31,

	Notes	2000	2001

		(EUR, in millions)
Property-casualty
Losses and loss adjustment expenses reserves, gross	1, 16	5,575	8,365
Unearned premium reserves, gross	1	1,226	1,665

Total		6,801	10,030

Life
Reserve for future policy benefits	1, 15	2,468	2,601

Funds held under reinsurance treaties	1, 3	810	894

Reinsurance balances payable
Property-Casualty	1	120	436
Life	1	66	59

Total reinsurance balances payable		186	495

Convertible subordinated debentures	6, 12	241	247
Long term debt	6	258	263
Notes payable	6, 12, 13	57	57
Debt due within one year		11	8
Commercial paper	6, 12, 13	43	306
Derivative financial instruments	13	–	24
Accrued expenses		310	341
Deferred taxes	1, 7	182	167
Minority interest	14	14	190

Total liabilities		11,381	15,623

Commitments
Shareholders’ Equity
Common stock, 41,244,216 in 2001 and 34,793,846 shares in 2000 authorized and issued	1, 9	133	157
Additional paid-in capital		656	977
Catastrophe reserve, net of tax	11	12	11
Retained earnings		626	215
Accumulated other comprehensive income	1, 4	132	122
Treasury stock, at cost (3,630,417 shares in 2001 and 3,403,916 shares in 2000)		(164)	(172)

Total shareholders’ equity		1,395	1,310

Total liabilities and shareholders’ equity		12,776	16,933

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,

	Notes	1999	2000	2001

		(EUR, in millions)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 63 in 1999, EUR 109 in 2000 and EUR 102 in 2001	1, 3, 15	343	396	546
Property-Casualty premiums earned, net of premiums ceded totaling EUR 235 in 1999, and EUR 360 in 2000 and EUR 547 in 2001	1, 3, 15	2,019	2,281	3,107
Net investment income	1, 2, 15	236	287	347
Net realized gains on investments	1, 2, 15	143	413	10

Total revenues		2,741	3,377	4,010

Expenses
Life claims, net of reinsurance recoveries totaling, EUR 42 in 1999, EUR 63 in 2000 and EUR 90 in 2001	1, 3, 15	239	283	451
Property-Casualty claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 191 in 1999, EUR 381 in 2000 and EUR 1,051 in 2001	1, 3, 15	1,686	2,204	3,177
Policy acquisition costs and commissions	1, 15	552	661	848
Underwriting and administration expenses	1, 15	142	162	209
Foreign exchange loss (gain), net		21	18	(8)
Amortization of goodwill	1	14	15	17
Other operating expenses (income), net		(4)	16	(1)

Total expenses		2,650	3,359	4,693

Income (loss) before taxes, minority interests, income from investments accounted for by the equity method and change in accounting principle		91	18	(683)

Income tax	1, 7	(23)	57	273

Income (loss) before minority interests, income from investments accounted for by the equity method and change in accounting principle		68	75	(410)

Minority interests		(2)	(1)	(1)

Income (loss) before income from investments accounted for by the equity method and change in accounting principle	1, 5	66	74	(411)

Income from investments accounted for by the equity method		23	3	4

Income (loss) before change in accounting principle		89	77	(407)

Cumulative effect of change in accounting principle, net of tax EUR 22	1	–	–	42

Net income (loss)		89	77	(365)

		(EUR, except number of
		shares in thousands)
Basic earnings per share
Income (loss) before cumulative effect of change in accounting principle		2.70	2.44	(11.98)
Cumulative effect of change in accounting principle, net of tax		–	–	1.24

Basic earnings per share available to common stockholders	1, 9	2.70	2.44	(10.74)

Diluted earnings per share
Income (loss) before cumulative effect of change in accounting principle		2.58	2.27	(10.50)
Cumulative effect of change in accounting principle, net of tax		–	–	1.10

Diluted earnings per share available to common stockholders	1, 9	2.58	2.27	(9.40)

Weighted average number of shares outstanding, basic	1, 9	32,977	31,551	33,971

diluted	1,9	35,611	36,040	38,288

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended
		December 31,

	Notes	1999	2000	2001

		(EUR, in millions)
Net income		89	77	(365)

Other comprehensive income, net of tax
Foreign currency translation adjustment	1, 4	96	72	18
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	1, 4	(138)	89	15
Equity securities	1, 4	33	(55)	–
Investments accounted for by the equity method	1, 4	5	(5)	(18)
Less: reclassification adjustment for prior periods appreciation included in net income	1, 4	(65)	(48)	(25)

Other comprehensive income		(69)	53	(10)

Comprehensive income		20	130	(375)

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	As of December 31,

	1999	2000	2001

	(EUR, in millions)
Ordinary Shares
Balance at beginning of year	131	132	133
Issuance of Ordinary Shares – Sorema acquisition	–	–	24
Issuance of Ordinary Shares – exercise of stock options	1	1	–

Balance at end of year	132	133	157

Additional paid-in capital
Balance at beginning of year	650	654	656
Issuance of Ordinary Shares – Sorema acquisition	–	–	319
Issuance of Ordinary Shares – exercise of stock options	4	2	1

Balance at end of year	654	656	976

Accumulated other comprehensive income
Balance at beginning of period	148	79	132
Unrealized appreciation (depreciation) on investments, net of reclassification adjustment	(165)	(19)	(28)
Currency translation adjustments	96	72	18

Balance at end of period	79	132	122

Catastrophe reserve
Balance at beginning of year	66	68	12
Allocation during year	2	(56)	(1)

Balance at end of year	68	12	11

Retained earnings
Balance at beginning of year	518	550	626
Net income	89	77	(365)
Allocation to catastrophe reserve	(2)	56	1
Dividends	(55)	(53)	(53)
Others	–	(4)	6

Balance at end of year	550	626	215

Treasury stock
Balance at beginning of year	(6)	(142)	(164)
Purchase of treasury shares	(136)	(22)	(7)

Balance at end of year	(142)	(164)	(171)

Total Shareholders’ equity	1,341	1,395	1,310

Ordinary Shares
Balance at beginning of year	34,356,734	34,628,906	37,793,846
Exercise of stock options	272,172	164,940	80,000
Issuance of Ordinary Shares – Sorema acquisition	–	–	6,370,370

Balance at end of year	34,628,906	34,793,846	41,244,216

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	1999	2000	2001

	(EUR, in millions)
Cash flows from operating activities
Net income before minority interests	91	78	(364)
Adjustments to reconcile net income to net cash provided by operating activities
Change in reinsurance recoverable on unpaid losses	(45)	(64)	(745)
Change in prepaid insurance premiums	(5)	(7)	(60)
Change in losses and LAE reserves, gross	428	558	1,517
Change in Life reserves for future policy benefits	81	(138)	33
Change in unearned premium reserves, gross	100	209	128
Deferred policy acquisition costs	(25)	(34)	12
Realized investment gains and losses	(143)	(413)	48
Other amortization and change in other provisions	24	37	12
Change in deferred tax	(1)	(86)	(260)
Unrealized foreign exchange gains or losses	9	(1)	(1)
Affiliated income accounted for under equity method	(23)	(3)	(4)
Cash dividends received from affiliates accounted for under equity method	7	8	8
Changes in assets and liabilities
Premium and loss balances, net	(107)	(101)	328
Change in accrued reinsurance balance payable	(300)	(113)	(306)
Change in deposits with ceding companies	(83)	16	(108)
Change in funds held under reinsurance treaties	158	(154)	(28)
Change in sundry debtors and creditors	(59)	(9)	(200)
Other	(1)	1	(1)

Net cash provided by (used in) operating activities	106	(216)	9

Cash flows from investing activities
Sales, maturities or redemptions of fixed maturities available for sale	1,519	1,784	4,395
Sales of equity securities	1,593	2,999	2,367
Net sales (purchases) of short-term investments	117	51	(259)
Investments in fixed maturities available for sale	(1,506)	(1,591)	(3,134)
Investments in equity securities	(2,134)	(3,048)	(2,172)
Acquisitions of fixed assets	(54)	(109)	(59)
Disposals of fixed assets	7	17	55
Investment in consolidated affiliates	(86)	109	2
Investment in reinsurance companies	–	(99)	(342)
Long term loans	47	50	(7)

Net cash provided by (used in) investing activities	(497)	163	846

Cash flows from financing activities
Dividends paid	(56)	(54)	(53)
Repayment of borrowings	(446)	(369)	(491)
Proceeds from borrowings	900	526	774
Issuance of shares	5	3	345
Increase (decrease) on minority interests	–	–	174
Purchase of treasury stock	(136)	(22)	(7)

Net cash provided by (used in) financing activities	267	84	742

Effect of exchange rate changes on cash	98	25	(7)

Net increase (decrease) in cash and cash equivalents	(26)	56	1,590

Cash and cash equivalents at beginning of year	195	183	247
Effect of changes in exchange rates on cash beginning	13	8	6
Changes in consolidation scope	1	–	84

Cash and cash equivalents at end of year	183	247	1,927

See accompanying Notes to Consolidated Financial Statements

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.     The Company and Significant Accounting Policies

SCOR (the “Company”) is organized as a société anonyme, or stock company, under the laws of the Republic of France. SCOR and its subsidiaries (together, the “Group”) provide Property-Casualty and Life reinsurance. Property-Casualty operations include reinsuring to primary insurers of property, casualty, marine, space and transportation, construction and credit and surety risks. Life operations include providing a full range of Life and Health reinsurance products and related services to primary Life insurers throughout the world.

1.1.     Significant events

The year 2001 was unprecedented for the insurance and reinsurance industry in general, and for SCOR Group in particular. It notably witnessed a number of major industrial disasters, as well as a series of small and medium-sized losses toward year-end and some unexpected business failures and, of course, the September 11 tragedy. This high level of losses was compounded by both the morosity of financial markets and the weakness of the euro against the US dollar. The accumulation of all these adverse factors at year-end added up to a loss for the Group of € 365 million.

Therefore, together with the € 344 million capital increase carried out on July 31, 2001, a dividend of € 53 million and other changes, the Group’s shareholders’ equity has decreased by € 85 million to € 1,310 million compared to the end-2000.

Group premium income at end-2001 totaled € 4,429 million, up by 32% compared to 2000. Loss experience in 2001 was exceptionally high due to both the exceptional width of certain losses and the high frequency of small and medium-sized losses. An impressive series of high-profile losses, including the World Trade Center (WTC) tragedy, the explosion of the AZF chemical plant, and the collapse of Enron and Swissair, together with the development of less well-publicized losses dating back to 1998 and 1999, drove up the combined ratio to an exceptionally high 128.6%, compared with 123.6% for 2000. Without the impact of the WTC disaster (including claims and reinstatement premiums), the combined ratio would have been 122.4%.

Another key feature of 2001 was the heavy fall in the equity market and in the euro versus the US dollar exchange rate. Recurring investment income increased significantly thanks to the cash flow generated by the activity and to full-year consolidation of SCOR Life Re. The downturn in the equity market resulted in a sharp reduction in realized capital gains and the write down of certain equity holdings. Investment revenues were € 371 million in 2001, out of which € 10 million represented net realized gains on investments, as opposed to € 700 million and € 413 million in 2000 respectively.

In order to expand the Group’s underwriting capacity in 2002, SCOR and a pool of European and American investors formed Irish Reinsurance Partners (IRP) in the final days of 2001, with a capital of € 300 million. This vehicle, in which SCOR holds a 41.7% interest, is fully consolidated in the accounts of SCOR Group. After a three-year period, and no later than May 31, 2006, SCOR will buy the IRP shares owned by the minority interest.

In April 2002, with several international insurance and reinsurance groups, SCOR was involved in the establishment of a new company, in which SCOR holds 9.1%. This company, named Special Risk Insurance and Reinsurance Luxembourg S.A. (SRIR), will provide limited coverage for physical loss or damage to insured properties and has a total committed capital of EUR 500 million (of which only 25% was paid) consisting of subscribed and committed authorized capital. The company will operate independently of its founders with separate management and underwriting teams based in Luxembourg.

In the same time, SCOR had sold its entire stake in COFACE to NATEXIS-BANQUES POPULAIRES for a price of EUR 62 per share, subject to the relevant French and European regulatory approvals.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.2.     Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company and its domestic subsidiaries maintain their books in conformity with French generally accepted accounting principles, and its foreign subsidiaries in conformity with those of the countries of their domicile. The financial statements of those consolidated entities have been restated to conform to U.S. GAAP.

The accompanying financial statements include the accounts of SCOR and its majority-owned and controlled domestic and foreign subsidiaries. Investment in 20% to 50% owned affiliates are accounted for by the equity method except Irish Reinsurance Partners (IRP) a 41.7%-owned subsidiary that is fully consolidated due to the control that SCOR exercises. All significant intercompany transactions and balances have been eliminated.

Prior to January 1, 1999, SCOR prepared its consolidated financial statements in French francs. All financial information relating to periods prior to that date and contained in this Annual Report of Form 20-F, including Financial Statements and Exhibits are presented in euro, translated from French francs based on the fixed conversion rate of 6.55957 French franc for 1 euro, as established by the European Council on December 31, 1998. Rounding rules are in accordance with European regulations.

Effective January 1, 1999, the consolidated financial statements are prepared and presented in euro.

1.3.     Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related footnotes. Actual results could differ from these estimates.

1.4.     Foreign currency translation

The functional currency of each entity of the Group is the currency in which that entity primarily conducts its business. For most of the Group’s foreign subsidiaries the local currency is the functional currency. In accordance with Statement of Financial Accounting Standard No. 52 (“SFAS 52”), “Foreign Currency Translation”, financial statements of non-French subsidiaries are translated into euro equivalents (or French francs equivalents for periods prior to January 1, 1999) using the current rate of exchange existing at period-end for assets and liabilities, and the average yearly exchange rate for revenues and expenses. Related translation adjustments are reported as a separate component of shareholders’ equity.

Transactions denominated in currencies other than the entity’s functional currency are recorded into the functional currency using exchange rates in effect at the transaction date. Resulting gains or losses are included in the income statement.

1.5.     Marketable securities

The Group accounts for marketable securities in accordance with the requirements of Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities”. SFAS 115 requires that debt and marketable equity securities be classified in one of three categories: trading, available-for-sale, or held to maturity.

Under the provisions of SFAS 115, substantially all of the Group’s investments in fixed maturities qualify as securities “available for sale” and are recorded at fair value. Fixed maturities purchased with the intent and ability to hold to maturity are categorized as securities “held to maturity” and are carried at amortized cost.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity securities are carried at fair value. Short-term investments are carried at cost, which approximates fair value.

During the year ended December 31, 2000, the Group reclassified two of its equity security holdings from “available for sale” to “trading” as active buying and selling occurred during the year and the objective of these holdings is to generate profits on short-term difference in price. This transfer between categories was accounted for at fair value with the unrealized holding gain or loss at the date of transfer immediately recognized in earnings. For the year ended December 31, 2000, such transfer amounted to EUR 239 million, of which EUR 101 million was recognized as holding gain at the date of transfer. In 2001, one of these two investments was sold. All of the Group’s remaining investments in equity securities qualify as securities “available for sale”.

Realized gains and losses from sale of investments, determined on the specific identification method, and declines in value determined to be other than temporary, are included in net income. Unrealized gains and losses on equity securities and fixed maturities categorized as available-for-sale, are not reflected in earnings but are reported, net of the related tax effect, in other comprehensive income. Unrealized gains and losses on trading equity securities are recognized under net investment income to the statement of income.

1.6.     Cash and cash equivalents

The Group considers all highly liquid investments with an original maturity of three months or less, consisting essentially of short-term marketable securities and time deposits, as cash equivalents. Short-term marketable securities are valued at the lower of cost or market on an individual basis.

1.7.     Premiums earned

Premiums from short duration contracts are recognized as revenue evenly as insurance protection is provided. That part of premiums estimated to be billable at year-end but which has not been notified by ceding companies upon the closing date is estimated and booked as accrued premiums receivable. Unearned premium reserves represent the portion of premiums written that relates to the unexpired terms of contracts and policies in force. Such reserves are computed by pro rata methods based on statistical data or reports received from ceding companies. Premiums for long-duration contracts are recognized as revenue when due from policyholders. To the extent that the Company’s contracts permit a retrospective charge to the ceding company for additional premiums, such premiums are accrued as premiums receivable based on experience under the contract.

The Company calculates earned not yet issued and unearned premiums, in a manner whereby premiums are computed for their estimated ultimate amount.

The Company accounts for retrospective contracts in accordance with Financial Accounting Standards Board’s Emerging Issues Task Force No. 93-6 (“EITF 93-6”). EITF 93-6 requires that multi-year retrospectively-rated reinsurance contracts, in which past events create rights or obligations for the parties, be accounted as an asset or liability immediately, instead of at contract termination. Rights or obligations include, but are not limited to, return of an experience balance, additional or return premiums and/or reduction in coverage of future events.

1.8.     Deferred acquisition costs

Costs that vary with and are directly related to the acquisition of new business, principally commissions and brokerage expenses incurred at the time a contract is issued, are deferred when paid, to the extent recoverable.

We amortize our deferred policy acquisition costs (DAC) based on a percentage of our expected gross profits (EGPs) over the life of the policies. Our estimated EGPs are computed based on assumptions related to the

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

underlying policies written, including the lives of the underlying policies, and, if applicable, growth rate of the assets supporting the liabilities. We amortize deferred policy acquisition costs by estimating the present value of the EGPs over the lives of the insurance policies and the calculate a percentage of the policy acquisition cost deferred as compared to the present value of the EGPs. That percentage is used to amortize the deferred policy acquisition cost such that amount amortized over the life of the policies results in a constant percentage of amortization when related to the actual and future gross profits.

Because of the EGPs are only an estimate of the profits we expect to recognize from these policies, the EGPs are adjusted at each balance sheet date to take into consideration the actual gross profits to date and any changes in the remaining expected future gross profits. When EGPs are adjusted, we also adjust the amortization of the DAC amount, if applicable, either to maintain a constant amortization percentage over the entire life of the policies (FAS 97 products), or to take into account the absence of future profits (FAS 60). For 2001 we have not materially changed the weighted average expected life of the policies.

The present value of the future profits booked in respect of SCOR Life Re business acquired July 1, 2000, reduced from EUR 176 million to EUR 165 million at the end of December 2000, due to an interest of EUR 1 million and an amortization of deferred policy acquisition costs of EUR 12 million. In 2001, the present value of future profits decreased from EUR 165 million to EUR 150 million end of December 2001, resulting from an interest of EUR 7 million, a favorable exchange rate fluctuation for an amount of EUR 8 million, the creation of new business of EUR 2 million, and an additional EUR 32 million amortization of deferred policy acquisition costs.

In our Property-Casualty business, deferred acquisition costs represent the portion of commissions pertaining to contracts in force at year-end over the period for which premiums are not yet earned, and are written down over the residual duration of the contracts in question.

1.9.     Other long-term investments

Land, buildings and interest in unlisted real estate companies are carried at cost. Buildings are depreciated using the straight-line method over 30 to 50 years. Cost incurred in the acquisition of buildings is amortized over 5 years. Provision is made for losses when the market value of buildings held for sale in the short-term is lower than the purchase cost.

1.10.     Fixed assets

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets that generally range from 3 to 30 years. Computer software purchased or internally developed is depreciated over 12 to 60 months. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful lives of the improvements.

1.11.     Impairment or Disposal of Long-Lived Assets

The Group accounts for long-lived assets in accordance with the requirements of Statement of Financial Accounting Standards No.121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. SFAS 121 requires that long-lived assets and certain identifiable intangibles held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.12.     Goodwill

The excess of purchase price over net assets acquired in a consolidated company restated to fair value at the date of purchase, is recorded as goodwill and is amortized over a maximum period of 20 years. If facts and circumstances indicate that unamortized goodwill may be impaired, a review is made to determine what amount, if any, is not recoverable. During 2001, goodwill arisen from new acquisition has not been amortized (see Recent Accounting Developments).

1.13.     Uncollectible reinsurance balances

The Company establishes provisions for uncollectible reinsurance balances based on management’s assessment of the collectibility of the outstanding balances. Such provisions were EUR 12 million and EUR 5 million as of December 31, 2001 and December 31, 2000.

1.14.     Losses and loss expenses and Life future policy benefits

Reserves for losses and loss adjustment expenses include reserves for unpaid losses and loss expenses and for losses incurred but not reported (“IBNR”). This liability for unpaid claims is established by management based on information received from ceding companies corrected for estimated errors and omissions, as necessary, using management’s industry experience and judgment. The methods used to estimate the reserves are periodically reviewed to insure that the assumptions made continue to be appropriate and that any adjustments resulting there from are reflected in results of operations in the period in which they become known and are accounted for as changes in estimates.

The Group discounts certain reserves for losses and loss adjustment expenses relating for the most part to workers’ compensation claims, over the estimated payment period of the liabilities. The discount rate is based on risk-free rates of return for investments of similar duration, and the discount rate is a locked in rate. Loss and loss adjustment reserves discounted at December 31, 2001 and 2000 were discounted at rates ranging from 3.7% to 8.1% and the amount of those discounted reserves were EUR 1,069 million and EUR 712 million, at December 31, 2001, and 2000, respectively. During 2001, SCOR US adopted the practice of discounting tabular workers’ compensation claims for statutory and U.S. GAAP using an interest rate of 5%. The Company believes that discounting such claims is preferable since it more closely matches revenues and expenses, better reflects the economic reality of paying the fixed amounts over a long period of time and represents a method commonly used in the industry. The effect of the change in 2001 was to increase net income by EUR 62 million and EUR 41 million, before and after tax, respectively.

Management believes that the reserve for losses is adequate to cover the ultimate net cost incurred. However, the reserve is necessarily an estimate and the amount ultimately paid may be more or less than the estimate.

Estimated Life future policy benefits to be paid to or on behalf of ceding companies, less estimated future net premiums to be collected from ceding companies, are accrued when premium revenue is recognized. Future policy benefits under long term Life reinsurance contracts have been computed based upon expected investment yields, mortality, morbidity and withdrawal rates and other assumptions. These assumptions include for Life business a margin for adverse deviation and vary with the characteristics of the plan of reinsurance, year of issue, age of the insured and other appropriate factors. Mortality, morbidity and withdrawal assumptions are based on the Group’s experience as well as industry experience and standards.

1.15.     Stock-based compensation

SCOR accounts for its employee stock option plans in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and discloses in Note 10 pro forma net income and earnings per share as if the fair-value based method of accounting defined in Statement of

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock Based Compensation” were applied. SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement defines a fair-value based method of accounting for stock-option plans whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. It encourages all entities to adopt that method of accounting for all of their employee stock compensations plans, but also allows an entity to continue to measure compensations costs for those plans using the intrinsic value based method of accounting prescribed by APB 25.

1.16.     Accounting for income taxes

The Group accounts for income taxes in accordance with the requirements of Statement of Financial Accounting Standard No. 109 (“SFAS 109”) “Accounting for Income Taxes”. SFAS 109 provides for a liability approach under which deferred income taxes are calculated based upon enacted tax laws and rates, applicable in the various jurisdictions in which the Group operates, to the periods in which the tax becomes payable. Deferred tax assets and liabilities as of December 31, 2001 reflect in respect of French jurisdiction, a surcharge of 3% for 2002 and thereafter, and the other additional surcharge of 3.3% on income tax payable income applicable to years 2001 and after. Deferred tax assets and liabilities as of December 31, 2001 and 2000 reflected the 3% and 6% exceptional surcharge, respectively applicable to tax years 2002 and 2001.

Valuation allowances are recorded against deferred tax assets that are “more likely than not” to be not realizable in the future.

1.17.     Post retirement benefits

In accordance with the laws and practices in the countries where SCOR operates, subsidiaries contribute to various pension and retirement benefit plans covering substantially all employees.

In some countries, including France, contributions based on salaries, are paid to the government organizations, which are liable for the payments of benefits. The Group has no actuarial liability under such plans.

Where specific retirement plans or other commitments exist, which are the Group’s responsibility, the corresponding actuarial obligations are charged to income on the basis of rights acquired by employees, either by way of provisions or by contributions to independent organizations that pay the benefits.

The Group discloses pensions and other postretirement benefits in accordance with the requirements of Statement of Financial Accounting Standards No.132 (“SFAS 132”), “ Employers’ disclosures about Pensions and Other Postretirement Benefits”. SFAS 132 suggests combined formats for presentation of pension and other postretirement benefit disclosures, and does not change the measurement or the recognition of those plans.

1.18.     Earnings per share

The Group accounts for earnings per share in accordance with the requirements of Statement of Financial Accounting Standards No. 128 (“SFAS 128”), “Earnings Per Share”. SFAS 128 establishes standards for computing and presenting earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the effect of all potentially dilutive securities. SFAS 128 also requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation.

The reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation is disclosed in Note 9.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basic earnings per share are calculated using the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings per share is based on the additional assumed dilution of all dilutive potential Ordinary Shares outstanding which are issuable under stock option plans (using the treasury stock method), and on the additional assumption that the convertible bonds are converted into Ordinary Shares (using the if-converted method).

1.19.     Comprehensive income

The Group reports comprehensive income in accordance with the requirements of Statement of Financial Accounting Standards No. 130, (“SFAS 130”), “Reporting Comprehensive Income”. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

1.20.     Disclosures about segments of an enterprise

The Group discloses about segments and other related information in accordance with the requirements of Statement of Financial Accounting Standards No. 131, (“SFAS 131”), “Disclosures about Segments of an Enterprise and Related Information”.

The Group has organized its business into three major segments based on the type of reinsurance markets it targets. Responsibilities and reporting within the Group are established based on this structure: Property-Casualty treaty reinsurance, Life/Accident & Health reinsurance and Specialty Property-Casualty reinsurance. Other activities include investment revenue allocated to shareholders’ equity, amortization of goodwill and investments accounted for by the equity method. As disclosed in Note 15, for each activity SCOR reports earnings before income tax and minority interests, as used for management purposes.

1.21.     SOREMA

On July 1, 2001 SCOR Group took full control of two reinsurance subsidiaries of GROUPAMA, SOREMA S.A., a French company and SOREMA N.A., a U.S. company. This acquisition is in line with SCOR’s strategy and marks a new stage in its policy of growth and international expansion.

The SOREMA companies specialize in Property & Casualty reinsurance, mainly in Europe, North America and Asia. We intend to maintain unchanged these companies’ portfolio of reinsurance products and services. Management believes they are to strengthen our competitive stance without significantly altering the balance between our three core activities: Property & Casualty, Life, Accident & Health and Specialty reinsurance.

This acquisition also led to an increase of EUR 344 million in SCOR’s equity, divided into EUR 24 million in ordinary shares and EUR 320 million in additional paid-in capital. GROUPAMA received 6,370,370 SCOR shares issued for the purpose of this transaction. This increase in SCOR’s capital will help support the strong growth of its businesses. As part of this transaction, GROUPAMA agreed to cover its liabilities in respect of run-off of technical reserves for the 2000 and previous reinsurance years. The aforementioned agreement was settled in the form of a retrocession contract coupled with a general guarantee. At the end of December 2001, the sum of EUR 184 million was booked in the accounts of SCOR. This amount may be revised at the expiration of the guarantee period i.e. June 30, 2007.

Goodwill has been calculated on the basis of the financial statements drawn up at June 30, 2001. SOREMA operating results have been consolidated since July 1, 2001. Several adjustments have been made to evaluate at fair value assets and liabilities: technical reserves have been increased, deferred tax assets and deferred acquisition expenses have been written down, and restructuring charges have been booked. The goodwill after

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these restatements amounts to EUR 88 million, of which 17 millions allocated to licenses of SOREMA N.A. SOREMA S.A. was merged into SCOR following the Extraordinary Shareholders’ meeting of December 21, 2001.

Simplified balance sheets of SOREMA S.A. and SOREMA N.A. as of June 30, 2001 are presented below:

	Sorema S.A.	Sorema N.A.	TOTAL

	(EUR, in millions)
ASSETS
Investments and cash and cash equivalent	510	517	1,027
Property-casualty reinsurance balances receivable	48	151	199
Property-casualty accrued premiums receivable, net of commissions	218	19	237
Property-casualty reinsurance recoverable on unpaid losses and LAE	140	245	385
Fixed and other assets	119	127	246

Total assets	1,035	1,059	2,094

LIABILITIES AND SHAREHOLDERS’ EQUITY
Property-casualty underwriting reserves, gross	888	743	1,631
Funds held under reinsurance treaties	3	74	77
Property-casualty reinsurance balances payable	–	37	37
Financial debt	–	5	5
Accrued expenses	23	43	66
Total shareholders’ equity	121	157	278

Total liabilities and shareholders’ equity	1,035	1,059	2,094

1.22.     Reclassifications and Presentation

Certain reclassifications of the consolidated financial statements and related footnote amounts in the years ended December 31, 2000 and 1999 have been made to conform to the presentation in the year ended December 31, 2001.

1.23.     Recent Accounting Developments

Effective January 1, 2001, the Company adopted FASB Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS 133 and the related transition adjustment resulted in a gain of EUR 2 million reported in Cumulative effect of change in accounting principle (EUR 1 million net of taxes).

In September 2000, the FASB issued Statement No. 140 (“SFAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 140 replaces Statement No. 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement No. 125’s provisions without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2001. The Group is currently evaluating the effect of this statement and does not believe that its adoption will significantly affect the presentation of, or disclosures made in the financial statements.

In June 2001, the Financial Accounting Standards Board issued two Statement of Financial Accounting Standard (“SFAS”). SFAS No. 141 “Business Combinations” requires usage of the purchase method for all business combinations initiated after June 30, 2001, and prohibits the usage of the pooling of interests method

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of accounting for business combinations. SFAS No. 141 also specifies criteria that intangible assets acquired must meet to be recognized and reported separately from goodwill. SFAS No. 142 “Goodwill and Other Intangible Assets” changes the current accounting model that requires amortization of goodwill, supplemented by impairment tests, to an accounting model that is base solely upon impairment tests. The provisions of SFAS No. 142 related to accounting for goodwill and intangible assets will be generally effective at the beginning of 2002, except among other things, that goodwill and identifiable intangible assets with indefinite lives arising from combinations completed after June 30, 2001 are not amortized. The Group is currently evaluating the effect of this statement and does not believe that its adoption will significantly affect the presentation of, or disclosures made in the financial statements.

In October 2001, the FASB issued the statement of Accounting Standard No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement recognizes an impairment loss only if the carrying amount of a long-lived asset to be held and used is not recoverable from its undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset. It also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of. The accounting model for long-lived assets to be disposed of by sale is used for all long-lived assets, whether previously held and used or newly acquired. That accounting model retains the requirement of Statement 121 to measure a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation.

The Group is currently evaluating the effect of this statement and does not believe that its adoption will significantly affect the presentation of, or disclosures made in the financial statements.

Note 2.     Investments

The amortized cost and estimated fair value of fixed maturities as of December 31, 2001, by contractual maturity is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 1999

	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities available for sale
Debt securities issued or guaranteed by the French government or its agencies	441	9	(3)	447
Debt securities issued or guaranteed by the U.S. government or its agencies	1,243	–	(66)	1,177
Obligations of U.S. states and political subdivisions	70	–	(4)	66
Debt securities issued or guaranteed by the European Union	691	7	(11)	687
Debt securities issued or guaranteed by other national, state or local governments or their agencies	267	7	(5)	269
Corporate debt securities	917	4	(29)	892
Mortgage-backed securities	153	–	(4)	149
Other debt securities	85	–	–	85

Total fixed maturities available for sale	3,867	27	(122)	3,772

Equity securities available for sale	556	99	(25)	630

Total investments carried at fair value	4,423	126	(147)	4,402

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2000

	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities available for sale
Debt securities issued or guaranteed by the French government or its agencies	256	2	(2)	256
Debt securities issued or guaranteed by the U.S. government or its agencies	1,183	9	(16)	1,176
Obligations of U.S. states and political subdivisions	385	6	(1)	390
Debt securities issued or guaranteed by the European Union	660	9	(3)	666
Debt securities issued or guaranteed by other national, state or local governments or their agencies	283	11	(1)	293
Corporate debt securities	1,406	27	(20)	1,413
Mortgage-backed securities	1,294	43	–	1,337
Other debt securities	32	–	–	32

Total fixed maturities available for sale	5,499	107	(43)	5,563

Equity securities available for sale	839	25	(107)	757
Trading equity securities	198	5	(3)	200

Total equity securities	1,037	30	(110)	957

Total investments carried at fair value	6,536	137	(153)	6,520

	As of December 31, 2001

	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities available for sale
Debt securities issued or guaranteed by the French government or its agencies	251	2	(1)	252
Debt securities issued or guaranteed by the U.S. government or its agencies	934	10	(2)	942
Obligations of U.S. states and political subdivisions	275	5	(1)	279
Debt securities issued or guaranteed by the European Union	558	9	(1)	566
Debt securities issued or guaranteed by other national, state or local governments or their agencies	324	16	(1)	339
Corporate debt securities	1,694	45	(16)	1,723
Mortgage-backed securities	1,373	71	(6)	1,438
Other debt securities	44	–	(1)	43

Total fixed maturities available for sale	5,453	158	(29)	5,582

Equity securities available for sale	799	18	(171)	646
Trading equity securities	110	–	(54)	56

Total equity securities	909	18	(225)	702

Total investments carried at fair value	6,362	176	(254)	6,284

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2001

	Amortized	Estimated
	cost	fair value

	(EUR, in millions)
Available for sale
Due within one year or less	843	851
Due after one year through five years	2,651	2,727
Due after five years through ten years	1,645	1,687
Due after ten years	314	318

Total	5,453	5,582

For debt securities, for which is planned an early or a multiple terms reimbursement, the longest maturity is the one to be considered.

The Group’s net investment income, comprised primarily of interest and dividends, was derived from the following sources:

	Year ended December 31,

	1999	2000	2001

	(EUR, in millions)
Investment income
Fixed maturities	221	300	379
Equity securities, dividends	7	17	26
Trading equity securities, net unrealized gains (losses)	–	2	(56)
Short term investments and other(1)	63	51	92

Total investment income	291	370	441

Investment expense
Swap interest	7	12	13
Commercial paper	4	4	3
Administration expenses	16	28	13
Other (including convertible debentures interest and discount)	28	39	65

Total investment expense	55	83	94

Net investment income	236	287	347

(1)	Includes swap income of EUR 8 million in 1999, EUR 13 million in 2000 and EUR 10 million in 2001.

Net realized investments gains and losses of the Group were derived from the following sources:

	Year ended December 31,

	1999	2000	2001

	(EUR, in millions)
Net realized investment gains (losses)
Fixed maturities	72	42	69
Equity securities(1)(2)	71	238	(66)
Short term investments and other	–	133	7

Net realized investment gain	143	413	10

(1)	net realized gains on equity securities for 2000 include the gain on sale of shares of COFACE.

(2)	In 2000, the Group reclassified two of its equity security holdings from “available for sale” to “trading” and recognized a gain of EUR 101 million at the date of the transfer.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in net unrealized gains and losses on investments of the Company (including unrealized gains and losses on trading equity securities that are recognized to the income statement) are derived from the following sources:

	Year ended December 31,

	1999	2000	2001

	(EUR, in millions)
Increase (decrease) during period in difference between fair value and cost of investments in equity securities	29	(153)	(59)
Deferred income tax benefit (expense)	(12)	55	21

Increase (decrease) in net unrealized gains (losses) on equity securities	17	(98)	(38)

Increase (decrease) during period in difference between fair value and cost of investments in fixed maturities	(289)	115	39
Deferred income tax benefit (expense)	101	(31)	(11)

Increase (decrease) in net unrealized gains (losses) on fixed maturities	(188)	84	28
Minority interest	1	–	1

Total increase (decrease) in net unrealized gains (losses) on equity securities and fixed maturities	(170)	(14)	(9)

The followings present gross unrealized gains and losses and the related deferred taxes on equity securities and fixed maturities available for sale carried at fair value:

	Year ended December 31,

	1999	2000	2001

	(EUR, in millions)
Equity securities
Gross unrealized gains	99	30	17
Gross unrealized losses	(25)	(110)	(156)

Net unrealized gains (losses)	74	(80)	(153)

Fixed maturities, at fair value
Gross unrealized gains	27	107	153
Gross unrealized losses	(122)	(43)	(34)

Net unrealized gains (losses)	(95)	64	119

Total net unrealized gains (losses)	(21)	(16)	(20)

Policyholder-related amounts(1)	–	(41)	(57)
Deferred tax (liability) asset	(2)	21	32
Minority interest	–	(1)	(1)

Shareholders’ net unrealized appreciation (depreciation)	(23)	(37)	(46)

(1)	amortization of value of business acquired due to the revaluation to the fair value of available for sale securities in application of SFAS 115 (“shadow DAC”).

Note 3.     Reinsurance

The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposure to large losses. Although ceded reinsurance permits recovery of all or a portion of losses from the retrocessional reinsurer, it does not discharge the Group as the primary reinsurer.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Premiums written, premiums earned and loss and LAE incurred for the years ended December 31, 1999, 2000 and 2001 are as follows:

	Year ended December 31, 1999

	Premiums	Premiums	Loss and
	written	earned	LAE incurred

	(EUR, in millions)
Property-Casualty
Assumed	2,353	2,254	(1,877)
Ceded	(239)	(235)	191
Life
Assumed	406	406	(281)
Ceded	(63)	(63)	42

Net	2,457	2,362	(1,925)

	Year ended December 31, 2000

	Premiums	Premiums	Loss and
	written	earned	LAE incurred

	(EUR, in millions)
Property-Casualty
Assumed	2,850	2,641	(2,585)
Ceded	(368)	(360)	381
Life
Assumed	505	505	(346)
Ceded	(109)	(109)	63

Net	2,878	2,677	(2,487)

	Year ended December 31, 2001

	Premiums	Premiums	Loss and
	written	earned	LAE incurred

	(EUR, in millions)
Property-Casualty
Assumed	3,782	3,654	(4,228)
Ceded	(608)	(547)	1,051
Life
Assumed	647	647	(541)
Ceded	(101)	(101)	90

Net	3,720	3,653	(3,628)

For the years ended December 31, 2001, 2000 and 1999, the percentage of net premiums written to gross premiums written was 84.0%, 85.8% and 89.0% respectively.

Retrocessionaires of the Group are subject to initial review of financial condition before final acceptability is confirmed and to subsequent reviews on an annual basis. The Group, like most reinsurance companies, enters into retrocession arrangements for many of the same reasons primary insurers seek reinsurance, including increasing their premium writing and risk capacity without requiring additional capital and reducing the effect of individual or aggregate losses. Historically, the Group has retroceded risks to retrocessionaires on both a proportional and excess of loss basis. Under its 2001 retrocessional program, the capacity for Property treaties was for any one risk either EUR 10 million per cedent or EUR 60 million per territory all cedents combined as

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

defined by the Group’s accumulated liability for a risk. For the classes of motor liability, credit and bond, decennial, specific retrocession programs have been established. In 2001, the Group retention was EUR 20 million per risk for facultative Property and EUR 20 million per risk for facultative Casualty.

Paid losses, outstanding losses and IBNR recoverable from retrocessionaires, which are determined to be uncollectible, are charged to operations. No material amount was charged to operations for the years ended December 2001, 2000 and 1999.

The Group withholds funds from retrocessionaires in accordance with retrocessional agreements. Under the terms of the agreements, the Group pays interest on the principal amounts of deposits withheld. Related interest expense was EUR 61 million, EUR 25 million and EUR 11 million in 2001, 2000 and 1999.

Certain reinsurance contracts do not, despite their form, provide for the indemnification of the ceding company by the reinsurer against loss or liability. Such contracts primarily consist of non-proportional excess-of-loss treaties covering catastrophic events, which include profit and loss sharing clauses upon termination or cancellation. In these cases, the premium paid or received has been accounted for as a deposit rather than as premium expense or revenue in accordance with SFAS 113. Amounts recorded as deposits, and classified as other assets, under such contracts totaled EUR 18 million and EUR 32 million as of December 31, 2001 and 2000, respectively. Amounts received and recorded as funds held under reinsurance treaties under such contracts at such dates were EUR 174 million and EUR 221 million as of December 31, 2001 and 2000, respectively.

Note 4.     Comprehensive Income

Related tax effects allocated to each component of other comprehensive income for the years ended December 31, 1999, 2000 and 2001 are as follows:

	Year ended December 31, 1999

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	96	–	96
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	(202)	64	(138)
Equity securities	55	(22)	33
Investments accounted for by the equity method	9	(4)	5
Less: reclassification adjustment for prior periods appreciation included in net income	(109)	44	(65)

Other comprehensive income	(151)	82	(69)

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2000

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	72	–	72
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	124	(35)	89
Equity securities	(84)	29	(55)
Investments accounted for by the equity method	(10)	5	(5)
Less: reclassification adjustment for prior periods appreciation included in net income	(78)	30	(48)

Other comprehensive income	24	29	53

	Year ended December 31, 2001

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	18	–	18
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	19	(4)	15
Equity securities	–	–	–
Investments accounted for by the equity method	(28)	10	(18)
Less: reclassification adjustment for prior periods appreciation included in net income	(39)	14	(25)

Other comprehensive income	(30)	20	(10)

Net of tax balances of each classification within accumulated other comprehensive income as of December 31, 1999, 2000 and 2001 are as follows:

			Unrealized
		Unrealized	Appreciation	Accumulated
	Foreign Currency	Appreciation	(Depreciation) of	Other
	Translation	(Depreciation) of	Equity Method	Comprehensive
	Adjustment	Investments	Investments	Income

	(EUR, in millions)
Year ended December 31, 1999
Balance at beginning of Period	(10)	146	12	148
Current-period change	96	(170)	5	(69)
Balance at end of period	86	(24)	17	79
Year ended December 31, 2000
Current-period change	72	(14)	(5)	53
Balance at end of period	158	(38)	12	132
Year ended December 31, 2001
Current-period change	18	(10)	(18)	(10)
Balance at end of period	176	(47)	(7)	122

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.     Investments accounted for by the equity method

The Company’s other investments as of December 31, 2001 include its 35% interest in COFACE, a French company engaged in guaranteeing international export risks. The initial acquisition of 20%, which occurred in 1993, generated no significant excess of purchase price over the fair value of the net assets acquired and therefore no goodwill was recognized. The additional acquisition that occurred in 1998 generated goodwill of EUR 32 million. Investment in COFACE, accounted for by the equity method, was EUR 179 million and EUR 205 million as of December 31, 2001 and 2000, respectively.

Simplified consolidated balance sheets and income statements of COFACE are presented below:

	As of December 31,

	2000	2001

	(EUR, in millions)
ASSETS
Total investments	1,026	1,076
Property-Casualty insurance balances receivable	161	220
Property-Casualty accrued premiums receivable, net of commissions	18	35
Property-Casualty insurance recoverable on unpaid losses and LAE	288	316
Fixed and other assets	546	571

Total assets	2,039	2,218

LIABILITIES AND SHAREHOLDERS’ EQUITY
Property-Casualty losses and LAE reserves, gross	695	829
Funds held under reinsurance treaties	17	25
Property-Casualty Insurance balances payable	84	108
Financial debt	90	208
Accrued expenses	438	394
Minority interest	45	49
Total shareholders’ equity	670	606

Total liabilities and shareholders’ equity	2,039	2,218

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended
	December 31,

	2000	2001
CONSOLIDATED STATEMENT OF INCOME

	(EUR, in millions)
Revenues
Premiums earned	671	750
Profit (loss) from reinsurance operations	(28)	7
Other technical revenues	74	69
Net investment income	56	57

Total revenues	773	883

Expenses
Claims and loss adjustment expenses, net	377	564
Underwriting and administration expenses	262	292
Other operating income and expenses	11	4

Total expenses	650	860

Income before taxes, minority interests and income from investments accounted for by the equity method	123	23

Income tax	(47)	(5)
Minority interests	(5)	(7)
Income from investments accounted for by the equity method	3	3

Net Income	74	14

Certain adjustments to COFACE’s financial statements, prepared in accordance with French GAAP, have been made to present them in conformity with U.S. GAAP.

Dividends received from COFACE were EUR 8 million, EUR 8 million and EUR 7 million in 2001, 2000 and 1999, respectively. The Group’s share in COFACE’s shareholder’s equity represented EUR 42 million or 3.2% and EUR 68 million or 4.9% of SCOR’s consolidated shareholders’ equity as of December 31, 2001 and 2000, respectively.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.     Debt

Short-term and long-term debt, as well as designated interest rate swap agreements, consists of the following:

	As of December 31,

	2000		2001

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	(EUR, in millions)
Commercial paper – fixed rate	43	43	306	306
Bank and other short-term loans	11	11	8	8
Short-term portion of notes payable	–	–	–	–

Total short-term debt	54	54	314	314
Long term portion of notes payable – fixed rate	57	57	57	57
Convertible subordinated debentures – 1%	241	258	247	238
EUR 50 million perpetual subordinated debt – EURIBOR + 0.75%	50	50	50	50
USD 100 million 30-year subordinated debt – LIBOR + 0.80%	108	108	113	113
EUR 100 million 20-year subordinated debt – EURIBOR + 1.15%	100	100	100	100

Total long-term debt	556	573	567	558

Total obligations	610	627	881	872

Fair value of interest rate swap agreements			(1)	(1)

Total debt			880	871

The notional amount of swap agreements designated as fair value interest risk hedges outstanding as of December 31, 2001 was EUR 62 million. Fair value is based on the discounted amount of future cash flows using the Group’s current estimated borrowing rates for a similar liability. Considering that borrowings carry a variable rate of interest, face value approximates fair value. Fair value of convertible subordinated debt is based on quoted market price as of December 31, 2000 and 2001.

At December 31, 2001, the Group was party to a number of interest rate swap agreements to hedge several of its debt securities outstanding. The aggregate fair value of these swaps totaled 1 million euros. Prior to the adoption of SFAS 133 “Accounting for derivative instruments and hedging activities”, as amended on January 1, 2001, the fair value of these swap agreements was not recorded on the balance sheet. Upon adoption the fair value of these swap agreements is reported as an increase in Derivatives financial instruments assets by EUR 1 million and a corresponding decrease to debt on the balance sheet. The ineffective part of the hedges is recognized in the net income (see note 13).

Debt outstanding was denominated in the following currencies, stated at year-end exchange rates:

	As of
	December 31,

	2000	2001

	(EUR, in
	millions)
Euro	502	767
U.S. Dollar	108	113

Total debt	610	880

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt, presented by interest rate and reflecting any effect of interest rate swap agreements is as follows:

	As of December 31,

	2000	2001

	(EUR, in millions)
Below 4%	291	568
4 to 5.5%	55	11
5.5 to 6.5%	3	–
Variable rates based on LIBOR or Euribor	261	301

Total debt	610	880

Related interest expense for the year, was EUR 70 million, EUR 48 million and EUR 30 million, in 2001, 2000 and 1999, respectively.

On March 23, 1999, June 25, 1999 and July 6, 2000, SCOR issued subordinated debts programs for EUR 50 million, USD 100 million and EUR 100 million respectively. All consist of step-up notes under the following conditions:

Principal Amount	Term	Interest Rate		Interest Payment	Redeemable

EUR 50 million	Perpetual	From March, 1999 to	March 2014 and	Semi-annual	In whole and not in
		March, 2014: EURIBOR for six-month deposits + 0.75%	Thereafter: EURIBOR for six-month deposits + 1.75%		part, at the option of the Company on or about March 24, 2009, or on any interest payment date falling on or about each fifth anniversary thereafter

USD 100 million	2029	From June, 1999 to	From June, 2009 to	Quarterly	In whole or in part, at
		June, 2009: LIBOR for three months deposits in USD + 0.80%	June, 2029: LIBOR for three months deposits in USD + 1.80%		the option of the Company on or about June 25, 2009, or on any interest payment date falling thereafter

EUR 100 million	2020	From July, 2000 to July,	From July, 2010 to July,	Quarterly	In whole but not in
		2010: EURIBOR for three months deposits + 1.15%	2020: EURIBOR for three months deposits in USD + 2.15%		part, at the option of the Company on or about July 6, 2010, or on any interest payment date falling thereafter

On June 15, 1999, SCOR launched a EUR 233 million issue of convertible bonds redeemable in new or existing shares (“OCEANE”), represented by 4,025,000 bonds with a nominal value of EUR 58 each. The OCEANE bear interest at a rate of 1% per annum, payable annually on January 1, of each year, and are redeemable in full at maturity on January 1, 2005 at EUR 65.28 per bond. Early redemption in whole or in part is possible, at the option of the Company by:

(1)	purchases on the market or public offers,

(2)	at any time from January 1, 2003 until December 31, 2004, at an early redemption price equivalent to the yield to maturity if the product of the conversion ratio and the arithmetic means of the closing prices of the SCOR Ordinary Share over 20 consecutive trading days of the 40 consecutive trading days preceding the publication of a notice concerning such redemption, exceeds 120% of the early redemption price of each bond, and

(3)	when less than 10% of the bond issue remains outstanding.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bondholders may request conversion at any time from June 28, 1999. The Company may, at its option, deliver new shares and/or existing shares.

Repayments of long-term debt as of December 31, 2000 were scheduled as follows:

Year	Payment

(EUR, in millions)
2002	312
2003	47
2004	–
2005	247
2006	–
Thereafter	274

Total long-term debt	880

At December 31, 2001, the Group had approximately EUR 640 million available in unused short and long-term credit lines.

Note 7.     Income Tax

The provision for income tax consisted of the following components:

	Year ended December 31,

	1999	2000	2001

	(EUR, in millions)
Current tax expense (benefit)
French	2	39	1
Foreign	22	(10)	8

	24	29	9

Deferred tax expense (benefit)
French	6	(45)	(150)
Foreign	(7)	(41)	(110)

	(1)	(86)	(260)

Total provision for income taxes(1)	23	(57)	(251)

(1)	In 2001, included EUR 22 million reported in the cumulative effect of change in accounting principle

At December 31, 2001 tax profit resulting from loss carry forward of EUR 180 million represent the most significant portion of the net income tax benefit.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The deferred tax assets and liabilities on the consolidated balance sheets reflect timing differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,

	2000	2001

	(EUR, in millions)
Deferred tax liability
Deferred policy acquisition costs	61	80
Value of business acquired	56	–
Unrealized appreciation and timing differences on investments	–	5
Equalization reserves	31	24
Catastrophe reserves	7	6
Amortization of goodwill	10	11
Ceding commission acquisition Allstate	15	15
Other	2	26

Total deferred tax liability	182	167

Deferred tax asset
Unrealized depreciation and timing differences of investments	29	31
Retirement plan	2	1
Loss carryforward	45	291	(1)
Handling claims reserves	3	3
Loss reserves	78	88
Unearned premium	18	37
Cancellation of internal realized gains on sale of assets	7	7
Portfolio transfer adjustment	46	43
Other (including temporary differences)	–	2

Total deferred tax asset	228	503

Net deferred tax asset (liability)	46	336

(1)	These tax losses carried forward will expire: 8 in 2004, 8 in 2005, 176 in 2006, 88 in 2020 and 11 unlimitedly respectively.

SFAS 109 requires the establishment of a valuation allowance for deferred income tax benefits if, based on the weight of available evidence, it is more likely than not that some portion of all the deferred or all of the deferred tax assets will not be realized. Management believes, based on the Group’s historical record of generating taxable income and its expectations of future earnings, that the Group’s taxable income in future years will be sufficient to realize the deferred tax benefits, which are reflected on its consolidated balance sheet as of December 31, 2001.

As December 31, 2001, we have EUR 336 million of deferred tax assets related principally to domestic and US domiciled loss carry forwards, for which no valuation allowance has been recorded. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal forecasts. Based on these projections, we estimate that the loss carry forwards will be fully utilized prior the expiration of the loss carry forwards. Estimates of future earnings are based on an increase in reinsurance rates, and the absence of major catastrophes like those hitting us in 2001. Should the pretax book income and taxable income instead remain at 2001 levels due to an occurrence of other catastrophes, a valuation allowance would be required. In addition, management believes certain tax planning strategies exist, including its ability to alter the mix of its

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investment portfolio to taxable investments from tax-exempt investments, which could be implemented if necessary to ensure sufficient taxable income to realize fully its deferred income tax benefits.

A reconciliation of income tax expense computed by applying the French income tax rate of 36.43% in 2001, 37.73% in 2000 and 40% in 1999 to income from operations before income taxes is as follows:

	Year ended December 31,

	1999	2000	2001

	(EUR, in millions)
Computed tax expense at statutory rate	36	7	(226)
Losses carried forward	(7)	4	31
Tax exempt revenues and expenses	(13)	(13)	(22)
Changes from statutory tax rate	6	(44)	(11)
Goodwill and other consolidation adjustments	4	(14)	(23)
Others, net	(3)	3	–

Total provision for income taxes	23	(57)	(251)

As of December 31, 2001, the Company had an agreement with the French tax authorities regarding adjustments notified to the Group’s French reinsurance companies for tax years 1995 and 1994. Its consolidated financial statements include a provision corresponding to the estimated total ultimately due.

Note 8. Employee Benefits

Pension plans

The Group contributes to retirement plans for its personnel in accordance with the laws and customs of each country. Certain countries, including France, pay earnings-based insurance contributions to cover pension liabilities and have no obligation beyond such contributions. The amount charged to expense related to these plans was immaterial in 2001, 2000 and 1999.

In countries where company-sponsored employee retirement plans exist, primarily the United States, provision is made in the consolidated financial statements in respect of Group employees based on actuarial calculations. Some of the Group’s subsidiaries have qualified defined benefit pension plans. Benefits under such plans are based on an employee’s years of service and compensation.

Defined benefits retirement plan

In 1997, the Company established a defined benefit retirement plan for certain of its key employees. The plan is noncontributory and provides pension benefits for eligible employees computed on the basis of the average earnings during the five last years of service. The Company elected to accrue for the total amount of the unrecognized portion of net obligation in the year the plan was established.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the key components of the pension plan as of December 31, 2001:

	As of December 31,

	1999	2000	2001

	(EUR, in millions)
Funded Status
Projected benefit obligation	8.1	8.9	8.9
Accumulated benefit obligation	4.5	5.6	5.6
Plan assets at fair value	1.6	5.6	5.6
Service cost	0.0	1.1	0.0
Assumptions
Discount rate	3.0%	3.0%	3.0%
Rate of increase in compensation	3.5%	3.5%	3.5%
Expected rate of return on plan assets	3.0%	3.0%	3.0%

Savings plans

Substantially all employees of the French companies of the Group are eligible to participate in the corporate and statutory profit-sharing plans. Under these plans, the benefits to the employees, calculated based on the net profits for the period and not distributable to the employee for five years, may be contributed to a company savings plan. The Company matches partially the contribution to the savings plan, for a total of EUR 2 million in 2001 and EUR 1 million in 2000 and 1999.

Funds placed in the Company savings plan are invested in highly liquid short-term investments, debt or equity securities or in shares of SCOR, at the option of the employee. The Company savings plan is managed by a financial institution.

Assets held by the Company savings plan are as follows:

	As of December 31,

	1999	2000	2001

	(EUR, in millions)
Assets held in short-term investments and fixed maturities	7	7	7
Assets held in French stocks	2	2	3
Assets held in Ordinary Shares of SCOR	11	13	11

Note 9.     Share Capital and Earnings per Share

At December 31, 2001 and 2000, the number of outstanding shares equaled 41,244,216 and 34,793,846 respectively. At December 31, 2001 and 2000, SCOR held 3,630,417 and 3,403,916 of its own Ordinary Shares, as treasury stock.

During 2001, 2000 and 1999, and for the year ended December 31, 2000, 1999 and 1998, respectively, dividends totaling EUR 52 million, EUR 53 million and EUR 55 million, respectively were payable.

In accordance with French laws, dividends must be declared in euro and may only be declared on the parent company’s net income for the year and on the parent company’s retained earnings available for distribution calculated in accordance with French accounting principles. As of December 31, 2001, there was no amount available for distribution. A distribution of a dividend of € 0.30 per share drawn from the special long-term unrealized capital gains reserve will be submitted to the April 10, 2002 shareholders’ meeting. This purely accounting procedure will entail no additional advance income tax charge

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation for the years ended December 31, 1999, 2000 and 2001, respectively:

	Year ended December 31, 1999

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	89

Basic Earnings Per Share
Income available to Ordinary Shareholders	89	32,977	2.70

Effect of dilutive securities
Stock options	–	594
Convertible bonds	3	2,040

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	92	35,611	2.58

	Year ended December 31, 2000

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	77

Basic Earnings Per Share
Income available to Ordinary Shareholders	77	31,551	2.43

Effect of dilutive securities
Stock options	–	464
Convertible bonds	5	4,025

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	82	36,040	2.27

Options to purchase Ordinary Shares at EUR 56.25 per share were granted in 1999. 450,000 such options at December 31, 2000, and 493,000 at December 31, 1999 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2001

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income (loss)	(365)

Basic Earnings Per Share
Income (loss) available to Ordinary Shareholders	(365)	33,971	(10.74)

Effect of dilutive securities
Stock options	–	292
Convertible bonds	5	4,025

Diluted Earnings Per Share
Income (loss) available to Ordinary Shareholders + assumed conversions	(360)	38,288	(9.40)

Options to purchase Ordinary Shares at EUR 37.2, EUR 56.25, EUR 46.00, EUR 48.00, and EUR 45.00 per share were granted in 1997, in 1998, in 1999 in 2000 and in 2001. 2.074.950 such options at December 31, 2001 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

Note 10.     Stock Option Plans

SCOR issues to its employees options to purchase Ordinary Shares of the Company under a number of plans. In all cases, the exercise price of options granted reflects the market value of SCOR’s share at the grant date, resulting in no compensation expense being recorded.

Under the terms of the plans adopted until 1996, options vest at the rate of 30% at the end of each the first and the second year and 40% at the end of the third year of continued employment. Effective 1997, plans provide for cliff vesting on the fifth or the fourth anniversary of the grant date. 80,000 options in 2001, 164,940 options in 2000 and 272,172 options in 1999 were exercised at an aggregate price of EUR 2 million, EUR 3 million and EUR 5 million, respectively. At December 31, 2001, 498,128 options were exercisable.

The following table summarizes the changes in options on Ordinary Shares:

	1999	2000	2001

Outstanding at beginning of year	1,988,340	2,196,068	2,425,128
Options granted	498,500	518,100	826,000
Options exercised	(272,172)	(164,940)	(80,000)
Options forfeited	(18,600)	(124,100)	(105,900)

Outstanding at end of year	2,196,068	2,425,128	3,065,228

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stocks options issued to employees under the various stock options plans and still outstanding at December 31, 2001 are as follows:

	Options Outstanding				Options Exercisable

			Weighted-
			Average	Weighted-		Weighted-
	Number		Remaining	Average	Number	Average
Range of Exercise Prices	Outstanding		Contractual Life	Exercise Price	Exercisable	Exercise Price

(EUR)				(EUR)		(EUR)
11.81(1) to 17.38	176,758	(1)	2.9 years	16.55 (1)	176,758	16.55 (1)
28.97 to 37.20	984,070		6.4	33.65	321,370	28.97
45.00 to 46.00	813,000		8.1	45.53	–	–
48.00 to 56.25	1,091,400		8.4	51.27	–	–

11.81(1) to 56.25	3,065,228	(1)	7.4 years	32.48 (1)	498,128	27.78 (1)

(1)	Restated to reflect the 1994 four-for-one stock split

As discussed in Note 1, the Company has elected to follow APB 25 and related Interpretations in accounting for its employees stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company’s employee stock options is lower than the market price of the underlying stock on the date of grant, a compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value method was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for October 2001, September 2001, August 2000, May 2000, and 1999, respectively: risk-free interest rates of 4.01%, 4.45%, 5.32%, 5.29% and 4.47%; expected dividend yields of 5.00%, 3.54%, 3.78%, 3.54% and 3.54%; volatility factors of the expected market price of the Company’s Ordinary Shares of 0.412, 0.277, 0.422, 0.403 and 0.454; and a weighted-average expected life of the option of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is recognized to expense according to the options’ graded vesting schedule of 30% at the end of each the first and the second year and 40% at the end of the third year of continued employment, for plans prior to December 31, 1996. For plans established after that date, the estimated fair value of the options is recognized to expense over the vesting period of five or four years. An adjustment to eliminate compensation cost previously recognized for options that were subsequently forfeited is recognized when the forfeiture occurs. Had compensation expense for SCOR’s stock option plans been recognized in accordance with SFAS 123, SCOR’s net income, basic earnings per share and diluted earnings per share would have been EUR – 372 million or EUR – 10.94 and EUR – 9.58 per share, respectively, for the year ended December 31, 2001, EUR 71 million or EUR 2.26 and EUR 2.14 per share, respectively, for the year ended December 31,2000 and EUR 84 million or EUR 2.54 and EUR 2.45 per share, respectively, for the year ended December 31, 1999.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.     Catastrophe Reserve

Management has allocated a portion of SCOR Group’s consolidated retained earnings to a catastrophe reserve that is not available for dividend distribution. This reserve is intended to represent an allocation of funds for settlement of claims related to future catastrophic disasters.

Note 12.     Financial Instruments

Concentration of credit risk

Credit risk arises from the possible inability of counter parties to meet the terms of their contracts and from changes in security values, interest rates, and currency rates. In the event counter parties are unable to fulfill their contractual obligations, future losses due to defaults may exceed amounts currently being recognized in the balance sheet up to a maximum of the notional principal amounts of the instruments. Counter parties to the financial instruments are, in decreasing order of magnitude, foreign and domestic commercial banks, U.S. Government-chartered organizations, sovereigns and corporations. In selecting its counter parties, the Group carefully assesses their creditworthiness by evaluating credit exposure and referring to the ratings of widely accepted credit rating services. With certain counter parties, the Group receives cash and/or investment grade securities as collateral to mitigate its credit exposure.

At December 31, 2001, the Group did not have a material concentration of financial instruments in any single investee, industry or geographic location. Almost all of the Group’s investment in fixed maturities are investment grade securities.

The Group’s client base and the geographic diversity thereof limit the concentration of credit risk on amounts due from clients. At December 31, 2001, the Group had no significant concentrations of credit risk by geographic area.

Fair value of financial instruments

The following methods and assumptions were used by the Group to estimate the fair value disclosures for its assets and liabilities as of December 31, 2001 and 2000:

Fixed maturities and equity securities

Fair values are based on quoted market prices or dealer quotes. If quoted market prices are not available, fair value is estimated using quoted market prices for similar securities.

Cash and short-term investments

The purchase cost is a reasonable estimate of fair value.

Long-term debt

Fair value is based on the discounted amount of future cash flows using the Group’s current estimated borrowing rate for a similar liability. To the extent that borrowings carry a variable rate of interest, book value approximates fair value.

Commercial paper and note payable

The carrying value is a reasonable estimate of fair value due to the short-term variable rate nature of this liability. Furthermore, fair value of hedged commercial paper and note payable is based on the discounted amount of future cash flows.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest rate swaps

Fair value is based on the discounted amount of future cash flows using the appropriate market rate.

Forward rate agreement

Fair value is based on the difference between the exchange rate of the forward contract and the spot rate for a similar contract on the market.

The estimated fair values of the Group’s financial instruments are as follows:

	As of		As of
	December 31, 2000		December 31, 2001

	Carrying		Carrying
	amount	Fair value	amount	Fair value

	(EUR, in millions)
Assets
Fixed maturities at fair value	5,563	5,563	5,582	5,582
Held to maturity at amortized cost	–	–	–	–
Equity securities, available for sale	757	757	646	646
Trading equity securities	200	200	56	56
Short-term investments	301	301	448	448
Cash	247	247	1,927	1,927
Derivative instruments	–	–	21	21
Liabilities
Convertible subordinated debentures	241	258	247	238
Notes payable	57	57	57	57
Commercial paper	43	43	306	306
Derivative instruments	–	–	24	24

Note 13.     Derivative instruments

SCOR is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices that have an adverse effect on the fair value of financial instruments and derivative financial instruments. SCOR manages its market risks, as well as risk exposure relating to non-financial assets, liabilities and transactions by defining centralized investment policy guidelines, using derivatives to protect its investment portfolio or rebalancing its existing asset and liability portfolio.

The Group takes advantage of a variety of derivative instruments to reduce this exposure to market risk and in conjunction with its foreign currency asset/ liability management. Derivatives used by the Group include interest rate swaps, interest rate floors, indexed options, warrants, equity options, currency swaps, currency forward purchases and sales. Weather derivatives and credit derivatives, used or issued by the Group are not considered derivative instruments under the definition of SFAS 133.

Subsequent to the adoption of SFAS 133 “Accounting for derivative instruments and hedging activities”, the Group’s derivative instruments are accounted for on a fair value basis, and reported as investments, derivative assets or derivative liabilities. When certain conditions are met, a derivative may be specifically designated as a hedge and accounted for as fair value, cash flow or foreign currency hedge, for all or a specific portion of the identified hedged risk. The Group did not designate any cash flow hedge. The related transition adjustment resulted in a gain of EUR 2 million reported in Cumulative effect of change in accounting principle (EUR 1 million net of taxes).

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value Hedges:

SCOR actively draws on its fixed rates available lines of commercial paper and medium-term negotiable notes in order to maintain the adequate level of cash needed in its regular reinsurance and investing transactions. Most of the time amounts drawn significantly exceed those requirements and the bulk of available funds is then invested in short-term investments. Group’s fixed-rate commercial paper and notes payable are generally swapped to floating rates under terms that match those of the debt instruments. Existing spread in the debt pay fixed and the swap receive fixed results in a pay floating rate that is generally lower than EONIA (Euro Overnight Index Average) rates earned on the pool of available funds.

Several pay variable – receive fixed interest rate swaps were designated as fair value hedges to interest rate risk of fixed-rate notes payable and commercial paper debt. Conditions that allowed these designations are met therefore those hedged items are accounted for at fair value. The change of fair value in those derivatives together with the change in fair value of the hedged items are reported in the statement of income.

The loss of the hedges’ ineffectiveness of EUR 486,809 was recognized in net investment income in 2001.

Foreign Currency Hedges:

The Group attempts to match its assets and liabilities on a currency-by-currency basis in each currency for which an organized financial or foreign exchange market is available, primarily by investing in assets that are denominated in the currency of the Group’s corresponding reinsurance liabilities. Management adjusts open positions in specific currencies, generally on a quarterly basis, to manage any excess or deficit of assets compared to liabilities in a particular currency. Total currency exposure (other than with respect to the euro) is limited to the excess (or deficiency) of assets over liabilities in each currency.

The U.S. dollar represents the most significant portion of those reserves not denominated in currencies of the European Economic and Monetary Union. In addition, acquisitions the Group entered into in 2000 and 2001 were denominated in U.S. dollar. SCOR arranged two foreign exchange hedges in the first half of 2001. The first concerned the forward purchase of USD 315 million to cover excess book liabilities in this currency. The second involved a matching forward sale of US dollars for the same amount, in order to hedge the value of equity investments in that currency. The two hedging transactions were repeated on January 3, 2002 for a total of USD 450 million.

Those derivatives are carried at fair value and classified as derivative assets and derivative liabilities. The net gain included in the cumulative translation adjustment of the equity was EUR 18 million in 2001.

SCOR has also designated a non-derivative instrument as hedging the foreign currency exchange risk of certain of its subsidiaries. The net gain included in the cumulative translation adjustment of the equity was EUR 17 million in 2001.

Non-hedge instruments:

•	Derivatives used in conjunction with the Group’s investment strategy:

To a lesser extend, the Group uses indexed options as well as pay variable – receive variable structured on different maturities interest rate swaps to manage volatility on the bond portfolio.

The Group also uses a limited volume of warrants, equity options, equity index instruments in accordance with its selective equity investment policy to provide higher returns on selected equity lines. Sales of call options are used by the Group to mitigate the effect of possible decline in value of identified equities.

Those derivatives are carried at fair value and classified as investments or derivative on the balance sheets.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Other derivatives used by the Group:

The Group entered into specific interest rate floor agreements in conjunction with Property-Casualty or Life reinsurance transactions, in order to mitigate the effect of change in interest rates on the return of specific contracts. Those derivatives are carried at fair value and classified as derivative on the balance sheets. Some particular alternative reinsurance transactions were also based on indexed options.

Certain Life reinsurance annuity-based contracts underwritten by SCOR Life Re include specified market index return. Matching investments are structured on similar index put and call options that replicate the fluctuation of those indexes.

Other interest rate swaps use by the Group are carried at fair value and classified as derivative on the balance sheets for EUR 1 million in assets and EUR 6 million in liabilities.

Note 14.     Commitments

We enter into off-balance-sheet arrangements in the ordinary course of business both on our own behalf and on behalf of our customers. Off-balance-sheet arrangements we enter into for our own behalf generally consist of OTC and other derivative instruments, and are described in Note 13.

Off-balance-sheet arrangements we enter into for our clients consist of letter of credit (LOC) transactions where we provide LOC coverage for all or part of our reinsurance obligations to ceding companies, or where similar coverage is provided to us by our retrocessionaires. These transactions are entered into in the ordinary course to comply with ceding companies’ credit or regulatory requirements. We also pledge enter some securities as collateral in order to guarantee the payment of cedents’ reserves. The following table sets forth our off-balance-sheet engagements at December 31, 1999, 2000 and 2001:

	Year ended December 31,

	1999	2000	2001

	(EUR, in millions)
Commitments received
Unused credit lines	671	671	640
Endorsements and sureties	–	–	2
Letters of Credit	57	250	78

Total	728	921	720

Commitments given
Endorsements and sureties	–	5	2
Finance leases	34	33	5
Letters of Credit	634	1,012	1,459
Repos and equivalents	5	–	–
Collateralized securities	529	629	795
Other commitments	11	20	27

Total	1,213	1,699	2,288

We are not aware of factors relating to the foregoing off-balance-sheet arrangements that are reasonably likely to adversely affect liquidity trends or the availability of or requirements for capital resources. As of December 31, 2001, there were no material additional financial commitments required from Group companies in respect of such arrangements.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.     Lines of Business and Geographic Information

SCOR, acting through the Company’s three treaty Property-Casualty, Life/ Accident & Health, and Specialty Property-Casualty operating divisions, its ten subsidiary companies and their twenty-two branches and representative offices, provides treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers.

The Group organizes its operations around three segments that correspond to the market of reinsurance. Responsibilities and reporting within the Group is established based on this structure, and operating results of those segments are reviewed by the Group’s Executive Committee to make decisions about resources to be allocated to those segments and assess their performances.

In addition to the three operating segments, the Group includes under “Others” investment revenue allocated to shareholders’ equity, amortization of goodwill and investments accounted for by the equity method.

Property-Casualty treaty reinsurance

The Property-Casualty treaty segment includes the proportional (pro rata) and non-proportional (excess of loss and stop loss) treaty classes of property, casualty, marine, space and transportation, and construction. Property-Casualty also includes direct or allocated operating expenses and net income from Property-Casualty-related investing activities.

Life/Accident & Health

Life/Accident & Health reinsurance includes Life reinsurance products as well as the personal segments of casualty reinsurance that are accident, disability, health, unemployment and long-term care. Life/Accident & Health reinsurance is conducted mainly through Division SCOR Vie, which also provides support in this segment of reinsurance to Group subsidiaries, SCOR Life U.S. Re, SCOR Deutschland and SCOR Italy. Life/Accident & Health also includes direct or allocated operating expenses and net income from Life/Accident & Health-related investing activities.

“Specialty” Property-Casualty reinsurance

“Specialty” Property-Casualty reinsurance includes alternative reinsurance, credit surety and political risks, and large Property-Casualty facultative business. “Specialty” Property-Casualty reinsurance also includes direct or allocated operating expenses and net income from “Specialty” Property-Casualty reinsurance-related investing activities.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the activity split:

	Year ended December 31, 1999

	Treaty	Life/	Specialty
	Property-	Accident	Property-
	Casualty	& Health	Casualty	Others	Consolidated

	(EUR, in millions)
Net premiums written	1,185	582	690	–	2,457

Net premiums earned	1,197	540	625	–	2,362
Net investment income	91	42	45	58	236
Net realized gains on investments	57	20	28	38	143

Total revenues	1,345	602	698	96	2,741

Claim and claim expenses	1,074	389	462	–	1,925
Acquisition costs	309	129	114	–	552
Underwriting and administration expenses	71	35	36	–	142
Other income and expenses	–	–	–	31	31

Total expenses	1,454	553	612	31	2,650

Income accounted for by the equity method	–	–	–	23	23
Income before taxes and minority interests	(109)	49	86	88	114

Total assets as of December 31	6,669	1,137	1,579		9,385

	Year ended December 31, 2000

	Treaty	Life/	Specialty
	Property-	Accident	Property-
	Casualty	& Health	Casualty	Others	Consolidated

	(EUR, in millions)
Net premiums written	1,117	768	993	–	2,878

Net premiums earned	1,119	685	873	–	2,677
Net investment income	91	66	54	76	287
Net realized gains on investments	132	94	78	109	413

Total revenues	1,342	845	1,005	185	3,377

Claim and claim expenses	1,177	516	794	–	2,487
Acquisition costs	322	211	128	–	661
Underwriting and administration expenses	77	39	46	–	162
Other income and expenses	–	–	–	49	49

Total expenses	1,576	766	968	49	3,359

Income accounted for by the equity method	–	–	–	3	3
Income before taxes and minority interests	(234)	79	37	139	21

Total assets as of December 31	5,598	3,871	3,307		12,776

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2001

	Treaty	Life/	Specialty
	Property-	Accident	Property-
	Casualty	& Health	Casualty	Others	Consolidated

	(EUR, in millions)
Net premiums written	1,737	896	1,087	–	3,720

Net premiums earned	1,704	852	1,097	–	3,653
Net investment income	98	91	113	45	347
Net realized gains on investments	3	3	3	1	10

Total revenues	1,805	946	1,213	46	4,010

Claim and claim expenses	1,694	741 (1)	1,193	–	3,628
Acquisition costs	448	219	181	–	848
Underwriting and administration expenses	105	46	58	–	209
Other income and expenses	–	–	–	8	8

Total expenses	2,247	1,006	1,432	8	4,693

Income accounted for by the equity method	–	–	–	4	4
Income before taxes and minority interests	(442)	(60)	(219)	42	(679)

Total assets as of December 31	7,637	4,343	4,953		16,933

(1)	excluded a profit of EUR 62 million reported in cumulative effect of change in accounting principle (discount of workmen’s compensation reserves)

The following is a summary of the Group’s business by geographic area. Allocations by geographic area have been made based on the location of the related subsidiary.

			North
	France	Europe	America	Asia	Consolidated

	(EUR, in millions)
Year ended December 31, 1999
Revenues	983	413	1,257	88	2,741
Income before taxes	50	26	29	9	114
Identifiable assets as of December 31	4,737	1,514	2,854	280	9,385
Year ended December 31, 2000
Revenues	1,198	428	1,642	109	3,377
Income (loss) before taxes	124	13	(155)	38	20
Identifiable assets as of December 31	5,272	1,413	5,821	270	12,776
Year ended December 31, 2001
Revenues	1,131	515	2,170	194	4,010
Income (loss) before taxes	(369)	15	(284)	23	(615)
Identifiable assets as of December 31	7,394	1,800	7,346	393	16,933

(1)	included a loss of EUR 22 million reported in cumulative effect of change in accounting principle (discount of workmen’s compensation reserves)

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16.     Unpaid loss and loss adjustment expenses

The following provides the reconciliation of beginning and ending reserve balances for unpaid Property-Casualty losses and loss adjustment expenses (“LAE”) on a net of reinsurance basis to the amounts recorded in the balance sheet:

Reconciliation of Reserves for Losses and LAE

	Year ended December 31,

	1999	2000	2001

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	3,605	4,353	5,068
Effect of changes in foreign currency exchange rates	365	174	133
Effect of claims portfolio transfer and other reclassifications	–	46	1,071	(2)

Incurred related to:
Current year	1,590	1,716	3,076
Prior years	95	488	101

Total incurred losses and LAE(1)	1,685	2,204	3,177

Change in accounting principle			(62)
Paid related to:
Current year	246	303	738
Prior years	1,056	1,406	1,732

Total paid losses and LAE(1)	1,302	1,709	2,470

Reserves for losses and loss expenses at end of year – net	4,353	5,068	6,917
Reinsurance recoverable on unpaid losses	421	507	1,448

Reserves for losses and loss expenses at end of year – gross	4,774	5,575	8,365

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re-estimated amounts are shown on a calendar year basis.

(2)	SOREMA

Together with the World Trade Center tragedy, an unprecedented catastrophe in the history of insurance, the market results were also affected by the need to bolster reserves set aside in earlier year, leading us to reinforce our reserves on US treaties regarding prior accident years (from 1997 to 1999, the low point of the previous cycle). Furthermore, we had to face an unexpected exceptional number of high losses declarations from cedents, especially at year-end.

The Group’s reserves for losses and LAE include an estimate of its ultimate liability for asbestos and environmental claims for which an ultimate value cannot be estimated using traditional reserving techniques and for which there are significant uncertainties in estimating the amount of the Group’s potential losses. SCOR and certain of its subsidiaries, of which principally SCOR US, have received and continue to receive notices of potential reinsurance claims from ceding insurance companies which have in turn received claims asserting environmental and asbestos losses under primary insurance policies, in part reinsured by Group companies. Such claims notices are frequently merely precautionary in nature and generally are unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in these notices, SCOR cannot quantify its potential exposure regarding the claims reported. In addition, significant uncertainties exist with respect to estimating the ultimate future amounts that may be needed for asbestos related and environmental pollution claims, especially in view of changes in the legal and tort environment that affect the development of claims reserves, and the uncertainties inherent in

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

valuing asbestos-related and environmental pollution claims are not likely to be resolved in the near future. These inherent uncertainties of estimating claims reserves are exacerbated for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the direct insurer and, ultimately, to the reinsurer, and the direct insurer’s payment of that loss and subsequent indemnification by the reinsurer.

Management believes, however, that the Company and its subsidiaries have not underwritten significant amounts of business in those classes and with those insurers or reinsurers, whether directly in the U.S. market or through the London market, that are known to be exposed to asbestos and environmental-related claims. Accordingly, while there can be no assurances as to the ultimate exposure to the Group of these type of claims, management believes based on information currently available to it that the Group’s current known exposure to asbestos and environmental-related claims is not material to the Group’s financial position and results of operations. Case reserves have been established when sufficient information has been developed to indicate the involvement of a specific reinsurance contract. In addition, incurred but not reported reserves have been established to provide for additional exposure on both known and unasserted claims. These reserves are reviewed and updated continually. In establishing liabilities for asbestos and environmental claims, management considers facts currently known and the current legal and tort environment.

	Year ended December 31,

	Asbestos			Environmental

	1999	2000	2001	1999	2000	2001

	(EUR, in millions)
Gross claims reserves, including IBNR reserves	70	88	86	87	69	57
% of total loss and LAE reserves	1.5%	1.6%	1.0%	1.8%	1.2%	0.7%
Claims and LAE paid	7	12	13	10	11	15
% of the Group’s total net Property-Casualty claims and LAE paid	0.5%	0.7%	0.5%	0.8%	0.6%	0.6%

SCHEDULE I – SUMMARY OF INVESTMENTS OTHER THAN

INVESTMENTS IN RELATED PARTIES

December 31, 2001 (EUR, in millions)

Col. A	Col. B	Col. C	Col. D

			Amount at which
			shown in the
Type of Investment	Cost(1)	Value(2)	balance sheet

Fixed maturities:
Available for sale:
Debt securities issued or guaranteed by the French government or its agencies	251	252	252
Debt securities issued or guaranteed by the U.S. government or its agencies	934	942	942
Obligations of U.S. states and political subdivisions	275	279	279
Debt securities issued or guaranteed by the European Union	558	566	566
Debt securities issued or guaranteed by other national, state or local governments or their agencies	324	339	339
Corporate debt securities	1,694	1,723	1,723
Mortgage-backed securities	1,373	1,438	1,438
Other debt securities	44	43	43

Total fixed maturities available for sale	5,453	5,582	5,582

Held to maturity:	0	0	0

Total fixed maturities	5,453	5,582	5,582
Equity securities:
Available for sale:	799	646	646
Trading:	110	56	56

Total equity securities	909	702	702

Short-term investments	448		448
Other long-term investments	358		358
Cash and cash equivalents	1,927		1,927

Total investments	2,733		2,733

(1)	Acquisition cost

(2)	Fair value

SCHEDULE III – SUPPLEMENTARY INSURANCE INFORMATION

December 31, 2001, 2000 and 1999

(EUR, in millions)

Col. A	Col. B	Col. C	Col. D	Col. E

		Future Policy
		Benefits, Losses,		Other Policy
	Deferred Policy	Claims, and Loss	Unearned	Claims and
	Acquisition Costs	Expenses	Premiums	benefits Payable

December 31, 2001:
Life insurance and annuities	104	2,601	–	–
Property-casualty insurance	248	8,365	1,665	–

Total	352	10,966	1,665	–

December 31, 2000:
Life insurance and annuities	74	2,468	–	–
Property-casualty insurance	230	5,575	1,226	–

Total	304	8,043	1,226	–

December 31, 1999:
Life insurance and annuities	57	824	–	–
Property-casualty insurance	206	4,774	919	–

Total	263	5,598	919	–

Col. A	Col. F	Col. G	Col. H	Col. I	Col. J	Col. K

			Benefits,	Amortization
			Claims,	of Deferred
		Net	Losses, and	Policy	Other	Net
	Premium	Investment	Settlement	Acquisition	Operating	Premiums
	Revenue	Income	Expenses	Costs	Expenses	Written

Year ended December 31, 2001:
Life insurance and annuities	546	83	451	110	35	546
Property-casualty insurance	3,107	220	3,177	738	174	3,174

Total	3,653	303	3,628	848	209	3,720

Year ended December 31, 2000:
Life insurance and annuities	396	45	283	148	23	396
Property-casualty insurance	2,281	166	2,204	513	139	2,482

Total	2,677	211	2,487	661	162	2,878

Year ended December 31, 1999:
Life insurance and annuities	343	25	239	74	12	343
Property-casualty insurance	2,019	153	1,686	478	130	2,114

Total	2,362	178	1,925	552	142	2,457

This schedule has been prepared in a manner consistent with the classification of Balance Sheet and Income Statement that are reviewed by the Group’s Executive Committee. The corresponding information for the income statement is presented for Property-Casualty treaty, Life/ Accident & Health and Specialty Property-Casualty reinsurance segments in Note 15 to the consolidated financial statements.

SCHEDULE IV – REINSURANCE

December 31, 2001, 2000 and 1999

(EUR, in millions)

Col. A	Col. B	Col. C	Col. D	Col. E	Col. F

					% of
		Ceded to	Assumed		Amount
	Gross	Other	from Other	Net	Assumed
	Amount	Companies	Companies	Amount	to Net

Year Ended December 31, 2001:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	102	648	546	119%
Property-casualty insurance	–	547	3,654	3,107	118%

Total	–	649	4,302	3,653	118%

Year Ended December 31, 2000:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	109	505	396	128%
Property-casualty insurance	–	360	2,641	2,281	116%

Total	–	469	3,146	2,677	118%

Year Ended December 31, 1999:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	63	406	343	118%
Property-casualty insurance	–	235	2,254	2,019	112%

Total	–	298	2,660	2,362	113%

SCHEDULE V – VALUATION AND QUALIFYING ACCOUNTS

December 31, 2001, 2000 and 1999

(EUR, in millions)

Col. A	Col. B	Col. C			Col. D	Col. E

		Additions

	Balance at	1) – Charged	2) – Charged
	beginning of	to costs and	to other			Balance at
Description	year	expenses	accounts		Deductions	end of year

December 31, 2001:
Reserves deducted from assets to which they apply:
Investments	6					6
Reinsurance balance receivable	5		7			12
Advances to and investments in affiliates	17				(1)	16
Other assets		1	1			2

Total	28	1	8		(1)	36

Reserves not deducted from assets(1) :
Loss and loss adjustment expenses reserves, net	5,068	773	1,076	(2)		6,917
Unearned premium reserves, net	1,097	68	247	(3)		1,412
Reserve for future policy benefits, net	1,798	32	123	(4)		1,953

Total	7,963	873	1,446		–	10,282

December 31, 2000:
Reserves deducted from assets to which they apply:
Investments	2	4	–		–	6
Reinsurance balance receivable	6	–	–		1	5
Advances to and investments in affiliates	15	2	–		–	17

Total	23	6	–		1	28

Reserves not deducted from assets(1) :
Loss and loss adjustment expenses reserves, net	4,353	495	220	(2)	–	5,068
Unearned premium reserves, net	811	202	84	(3)	–	1,097
Reserve for future policy benefits, net	761	(138)	1,175	(4)	–	1,798

Total	5,925	559	1,479		–	7,963

December 31, 1999:
Reserves deducted from assets to which they apply:
Investments	2	–	–		–	2
Reinsurance balance receivable	6	–	–		–	6
Advances to and investments in affiliates	26	–	–		11	15

Total	34	–	–		11	23

Reserves not deducted from assets(1) :
Loss and loss adjustment expenses reserves, net	3,605	383	365	(2)	–	4,353
Unearned premium reserves, net	637	95	79	(3)	–	811
Reserve for future policy benefits, net	650	82	29	(4)	–	761

Total	4,892	560	473		–	5,925

(1)	Provisions to reserves and deductions from reserves presented as a net provision or a net deduction.

(2)	of which, translation adjustment of 124 in 2001, 174 in 2000 and 365 in 1999, reclassification of 46 in 2000 and increase of 952 due to the acquisition of Sorema N.A. and Sorema S.A. in 2001.

(3)	of which, translation adjustment of 36 in 2001, 52 in 2000 and 79 in 1999, reclassification of 32 in 2000 and increase of 211 from the acquisition of SOREMA N.A. and Sorema S.A. in 2001.

(4)	of which, translation adjustment of 56 in 2001, 5 in 2000 and 29 in 1999, and increases of 1,170 from the acquisition of Partner US Re in 2000 and 67 from the acquisition of Sorema N.A. and Sorema S.A. in 2001.

SCHEDULE VI – SUPPLEMENTAL INFORMATION CONCERNING

PROPERTY/ CASUALTY INSURANCE OPERATIONS

December 31, 2001, 2000 and 1999

(EUR, in millions)

Col. A	Col. B	Col. C	Col. D	Col. E

		Reserves for Unpaid	Discount if any,
	Deferred Policy	Claims, and Claim	Deducted in	Unearned
Affiliation with Registrant	Acquisition Costs	Adjustment Expenses	Column C	Premiums

Registrant and consolidated subsidiaries
2001	247	8,365	–	1,665
2000	230	5,575	–	1,226
1999	206	4,774	–	919

Col. A	Col. F	Col. G	Col. H		Col. I	Col. J	Col. K

			Claims and Claim Adjustment		Amortization
			Expenses Incurred Related to		of Deferred	Paid Claims
		Net			Policy	and Claim	Net
Affiliation with	Earned	Investment	(1)	(2)	Acquisition	Adjustment	Premiums
Registrant	Premiums	Income	Current Year	Prior Years	Costs	Expenses	Written

Registrant and consolidated subsidiaries
2001	3,107	220	3,076	167	738	2,470	3,174
2000	2,281	169	1,716	488	694	1,709	2,482
1999	2,019	153	1,590	95	478	1,302	2,114

For 2001, Claims and claim adjustment expenses incurred included a profit of EUR 62 million reported in cumulative effect of change in accounting principle (discount of workmen’s compensation reserves) and excluded the GROUPAMA’s guarantee to cover its technical reserves for the 2000 and previous years (EUR 128 million).

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOR
(Registrant)

By:	/s/ JACQUES BLONDEAU

Jacques Blondeau,
Chairman and Chief Executive Officer

Dated May 17, 2002

Exhibit Index

Pages

EXHIBIT 1
Glossary of selected terms	E-1 – E-6
EXHIBIT 2
Translation from French into English of SCOR’s Statuts or charter of the Company, as amended at the January 14, 2002 board of directors’ meeting	E-7 – E-12