Form 20-F
period 2002-12-31
SCOR
filed 2003-06-27
CIK 1023027

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 1-14518

SCOR

(Exact name of registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	The Republic of France (Jurisdiction of incorporation or organization)

1, Avenue du Général de Gaulle, 92074 Paris-La Défense Cedex, France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	New York Stock Exchange

Ordinary Shares, no par value*	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report:

136,544,845 Ordinary Shares, including 121,317 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share.

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

As used herein, references to “EUR” or “€” is to euro and references to “dollars”, “USD” or “$” are to U.S. dollars. For your convenience, this annual report contains translations of certain euro amounts into dollars at the rate of USD 1.1592 per EUR 1.00, the noon buying rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on June 25, 2003. See “Item 3 – Selected Financial Data” for certain historical information regarding the Noon Buying Rate.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, other written or oral statements, which constitute forward-looking statements, have been made and may in the future be made by or on behalf of SCOR.

In this annual report, such forward-looking statements include, without limitation, statements relating to:

1.	the implementation of the Group’s “Back on Track” plan described under “Item 4. – Information on the company”;

2.	the implementation of strategic initiatives, including the update of information systems;

3.	changes in premium revenues;

4.	changes in the balance of lines and class of business, including the development of alternative risk transfer activities and of personal lines reinsurance;

5.	the development of revenues overall and within specific business areas;

6.	the development of expenses, including Property-Casualty expenses;

7.	the direction of insurance and reinsurance rates and, the demand for reinsurance products and services;

8.	the market risks associated with interest and exchange rates and equity markets; and

9.	other statements relating to SCOR’s future business development and economic performance.

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

Many factors may influence SCOR’s actual results and cause them to differ materially from expected results as described in forward-looking statements. Such factors include:

•	the frequency and severity of insured loss events, including natural and man-made catastrophes, terrorist attacks and environmental and asbestos claims;

•	mortality and morbidity levels and trends;

•	the underwriting results of primary insurers;

•	the accuracy and overall quality of information provided to us by primary insurance companies with which we transact, particularly regarding their reserve levels;

•	the availability of and terms under which we are able to enter into retrocessional arrangements;

•	the state of the reinsurance brokerage market;

•	persistency levels;

•	interest rate levels;

•	currency exchange rates, including the euro – U.S. dollar exchange rate;

•	economic trends in general;

•	global debt and equity markets performance;

•	increasing levels of competition in France, Europe, North America and other international reinsurance markets;

•	ratings downgrades;

•	changes in laws, regulations and case law; and

•	general competitive factors, in each case on a global, national and/or regional basis.

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

Item 3. Key Information

A. SELECTED FINANCIAL DATA

Currency Translations And Exchange Rates:

Since the euro did not exist prior to January 1, 1999, exchange rates between the euro and the U.S. dollar for periods prior to January 1, 1999 cannot be presented. Our functional currency during those periods was the French franc. In order to show how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the high, low, average and period end Noon Buying Rates for the French franc per U.S. dollar for 1998:

			Average	End of
Year Ended December 31,	High	Low	Rate(1)	Period

1998	6.21	5.39	5.90	5.59

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

The following table sets forth, for the periods indicated, the high, low, average and end of period Noon Buying Rates, expressed in U.S. dollars per euro:

			Average	End of
Year Ended December 31,	High	Low	Rate(1)	Period

1999	1.18	1.00	1.06	1.01
2000	1.03	0.83	0.92	0.94
2001	0.95	0.83	0.89	0.89
2002	1.05	0.86	0.95	1.04
December	1.05	0.99
2003 (through June 25)(2)	1.19	1.04	1.10	1.16
January	1.09	1.04
February	1.09	1.07
March	1.11	1.05
April	1.12	1.06
May	1.19	1.12
June (through June 25)(2)	1.19	1.15

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period, except for the month of June 2003 where June 25, 2003 has been used in place of the last day of the month.

(2)	The Noon Buying Rate on June 25, 2003 was USD 1.1592 per EUR 1.00.

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

Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by holders of American Depositary Shares (ADSs) on conversion by the Depositary of dividends paid in euro on the Ordinary Shares underlying the ADSs.

Selected U.S. GAAP Consolidated Financial Data

The following selected financial data are derived from the consolidated financial statements of SCOR which have been audited by Ernst & Young, independent auditors, except for the financial statements of:

•	Commercial Risk Partners Limited, or CRP, a wholly-owned subsidiary, for the years ended December 31, 2000 and prior, which financial statements reflected total assets constituting 10% in 2000, 9% in 1999, 7% in 1998, and total revenues constituting 20% in 2000, 15% in 1999, 11% in 1998, of the related consolidated totals;

•	SCOR Deutschland, a wholly-owned subsidiary, for the year ended December 31, 1998, which financial statements reflected total assets constituting 6% in 1998 and total revenues constituting 6% in 1998, of the related consolidated totals; and

•	SCOR Italia, a wholly-owned subsidiary, for the year ended December 31, 1998, which financial statements reflected total assets constituting 6% in 1998, and total revenues constituting 4% in 1998, of the related consolidated totals;

which were in each case audited by other independent auditors.

The selected consolidated financial data should be read in conjunction with the Company’s consolidated financial statements, related Notes and other financial information included elsewhere in this annual report and in “Item 5 – Operating and Financial Review and Prospects.”

The dollar amounts presented in the table below have been translated solely for convenience at the Noon Buying Rate on June 25, 2003, which was USD 1.1592 per EUR 1.00.

SELECTED U.S. GAAP CONSOLIDATED FINANCIAL DATA

	As at and for the year ended December 31,

						2002
	1998(1)	1999	2000	2001	2002	Translated

	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)

	(millions, except per share amounts)
Income Statement
Gross premiums written	2,425	2,760	3,355	4,429	4,914	5,696

Net premiums written	2,156	2,457	2,878	3,720	4,358	5,052

Net premiums earned
Life (net of premiums ceded 59, 63, 109, 101 and 97)	282	343	396	546	578	670
Property-casualty (net of premiums ceded totaling 238, 235, 360, 547, 471)	1,846	2,019	2,281	3,107	3,575	4,144
Net investment income	250	236	287	347	381	442
Net realized gains (losses) on investment	149	143	413	10	(52)	(60)

Total revenues	2,527	2,741	3,377	4,010	4,482	5,196

Expense
Life claims (net of reinsurance recoveries totaling 33, 42, 63, 90 and 41)	189	239	283	451	459	532
Property-casualty claims and loss adjustment expenses (net of recoveries reinsurance totaling 180, 191, 381, 1,051 and 139)(3)	1,400	1,552	2,204	2,962	3,361	3,896
Pre-tax catastrophe losses and loss adjustment expenses, net of reinsurance(2)	55	134		215	94	109
Policy acquisition costs and commissions	547	552	661	848	909	1,054
Underwriting and administration expenses	132	142	162	209	208	241
Foreign exchange loss (gain), net	5	21	18	(8)	(61)	(71)
Amortization of goodwill	13	14	15	17	17	20
Other operating expenses (income), net	6	(4)	16	(1)	19	22

Total expenses	2,347	2,650	3,359	4,693	5,006	5,803

Income (loss) before taxes, minority interests and income investments accounted for by the equity method	180	91	18	(683)	(524)	(607)
Income tax(3)	(53)	(23)	57	273	(28)	(32)

Income (loss) before minority interests and income from investments accounted for by the equity method	127	68	75	(410)	(552)	(640)
Minority interest
Income (loss) before income from investments accounted for by the equity method	(7)	(2)	(1)	(1)	(13)	(15)

	120	66	74	(411)	(565)	(655)
Income from investments accounted for by the equity method	25	23	3	4	4	5

Income (loss) before cumulative effect of change in accounting	145	89	77	(407)	(561)	(650)

Cumulative effect of change in accounting principles, net of income taxes(3)				42

Net income (loss)	145	89	77	(365)	(561)	(650)

Net income per Ordinary Share, basic	4.08	2.70	2.44	(10.74)	(4.11)	(4.76)

Net income per Ordinary Share, diluted	3.98	2.58	2.27	(9.40)	(4.11)	(4.76)

Balance sheet data (at end of year)
Total investments and cash	4,510	5,113	7,402	9,017	9,011	10,446
Total assets	7,793	9,385	12,776	16,933	15,936	18,473
Total liabilities(4)	6,286	8,044	11,381	15,623	14,79l	17,146
Shareholder’s equity	1,507	1,341	1,395	1,310	1,145	1,327
Property-casualty
Loss and LAE reserves, gross	3,942	4,774	5,575	8,365	7,967	9,235
Loss and LAE reserves, net	3,606	4,353	5,068	6,917	6,900	7,998
Unearned premium reserves, gross	729	919	1,226	1,665	1,617	1,874
Unearned premium reserves, net	638	812	1,097	1,411	1,487	1,724
Life
Reserve for future policy benefits, gross	708	824	2,468	2,601	2,368	2,745
Reserve for future policy benefits, net	650	761	1,798	1,953	1,857	2,153
Book value per Ordinary Share	42	42	44	35	8	9
Number of Ordinary Share outstanding at
December 31 (in thousands)	34,357	34,629	34,794	41,244	136,545	136,545
Certain financial ratios and operating data

Property-casualty
Loss ratio(5)	79%	83%	96%	102%	97%	97%
Expense ratio(6)	32%	31%	29%	29%	27%	27%
Combined ratio(7)	111%	114%	125%	132%	124%	124%
Effect of catastrophe losses on Property-casualty ratio (8)	3%	6%		7%	3%	3%

(1)	Amounts have been restated from the prior reporting currency, French franc, to euro, using the fixed exchange rate of 6.55957 French francs = one euro.

(2)	A “catastrophe” is defined by the Company as an event involving multiple insured risks and causing pre-tax losses net of reinsurance of EUR 10 million or more.

(3)	The change in accounting principles due to the discount of reserves occurred for the first time in 2001. The effect of the change in 2001 was to increase net income by EUR 62 million before tax and EUR 41 million after tax. In 2002, the impact of the discount of reserves included in the Property-Casualty claims and loss adjustment expenses was to increase net income by EUR 17 million before tax and EUR 11 million after tax. You should read note 1.14 to our consolidated financial statements for additional information about changes in accounting principles relating to the discount of reserves.

(4)	Assumes of full conversion of the Company’s Convertible Bonds into Ordinary Shares. See Note 6 to the consolidated financial statements.

(5)	Loss ratios are calculated on the basis of aggregate losses and LAE expressed as a percentage of net premiums earned.

(6)	Expense ratios are calculated on the basis of underwriting and administration expenses expressed as a percentage of net premiums earned.

(7)	Combined ratios are calculated on the basis of underwriting and administration expenses and aggregate losses and LAE expressed as a percentage of net premiums earned.

(8)	The effect of catastrophe losses on Property-casualty ratios is calculated on the basis of pre-tax catastrophe losses and LAE net of reinsurance expressed as a percentage of Property-casualty net premiums earned.

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

Under French law and the Company’s statuts, or bylaws, net income in each fiscal year (after deduction for depreciation and reserves), as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to the shareholders of the Company as dividends, subject to other applicable requirements of French law and the Company’s statuts.

Dividends paid to holders of ADSs are converted from euro to U.S. dollars, subject to a charge by the Depositary for any expenses incurred by the Depositary in such conversion. See “Item 10.E – Taxation” for a description of the principal French and U.S. federal income tax consequences to holders of ADSs and Ordinary Shares.

Dividends for each year are paid in the year following the approval of such dividend at the annual meeting of shareholders (generally held in April or May). The aggregate annual dividends paid with and without the French avoir fiscal, or tax credit, and before deduction of any French withholding tax for each of the five years ended December 31, were as follows:

			Dividend per
		Dividend per	Ordinary		Dividend per
	Ordinary	Ordinary	Share including	Dividend per	ADS including
	Shares	Share	Avoir Fiscal(1)	ADS(2)	Avoir Fiscal(1)(2)

	(Thousands)	(EUR)	(EUR)	(USD)	(USD)
1998	34,357	1.70	2.55	1.76	2.64
1999	34,629	1.70	2.55	1.63	2.45
2000	34,794	1.70	2.55	1.52	2.28
2001	41,244	0.30	0.45	0.27	0.40
2002	136,545	0.00	0.00	0.00	0.00

(1)	Any payment equivalent to the French avoir fiscal, or tax credit, less applicable French withholding tax, will be made only following receipt by the French tax administration of a claim of such payment, and is generally not expected to be paid until after the close of the calendar year in which the respective dividends are paid. Certain holders of Ordinary Shares or ADSs will not be entitled to payments of avoir fiscal. See “Item 10.E – Taxation.”

(2)	Solely for convenience, the dividend per Ordinary Share and avoir fiscal amounts have been translated from the French francs or euro amounts actually paid into the corresponding U.S. dollar amounts at the Noon Buying Rates. The Noon Buying Rate may differ from the rate that may be used by the Depositary to convert French francs or euro to U.S. dollars for purposes of making payments to holders of ADSs.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The insurance and reinsurance sectors are cyclical, which may impact our results.

The Property and Casualty insurance and reinsurance sectors are cyclical. Historically, reinsurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the reinsurer, including, notably, competition, frequency or severity of catastrophic events, levels of capacity and general economic conditions. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses, levels of sector surplus and utilization of underwriting capacity that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industries. In addition, claims may be higher when economic conditions are unfavorable, particularly for products that provide reinsurance coverage for a risk that is related to the financial condition of the company that is being insured. As a result, the reinsurance business has been cyclical historically, characterized by periods of intense price competition due to excessive underwriting capacity often accompanied by favorable economic conditions and relatively low levels of claims, and periods when shortages of underwriting capacity, often in the context of adverse economic conditions and/or in the aftermath of catastrophic events, permit favorable premium levels. For example, certain reinsurance sectors in which the Group does business have, particularly since the terrorist events of September 11, 2001, been characterized by a reduction in subscription capacity on the part of reinsurance companies, in turn leading to increases in pricing and tightened reinsurance conditions. These improved market conditions have led to an increase in supply, including from new entrants in the reinsurance market, which may limit increases in premiums in the future.

We can be expected to experience the effects of such cyclicality and there can be no assurances that changes in premium rates, the performance of the global economy, the frequency and severity of catastrophes or other loss events or other factors affecting the insurance or reinsurance industries generally will not have a material adverse effect on the Group’s results of operations in future periods.

We are exposed to losses from catastrophic events.

As with other reinsurers, our operating results and financial condition can be adversely affected by natural and man-made catastrophes that may give rise to claims under Property-Casualty and Life reinsurance coverage. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, floods, hail, explosions, severe winter weather and fires, the frequency and severity of which are inherently unpredictable. Although catastrophes can cause losses in a variety of the Group’s business lines, most of the Group’s catastrophe-related claims in the past have related to underlying homeowners or commercial property coverage. Such risk exposure arises primarily in respect of earthquake risk in the United States, Canada, Turkey, Japan, Australia, Latin America and Italy, as well as weather-related risks in Europe, Asia, Australia and the United States.

We generally seek to manage our exposure to catastrophe losses through selective underwriting practices, including the monitoring of risk accumulations on a geographic basis, and through the purchase of catastrophe retrocessional reinsurance. There can be no assurance that such practices, including management of risk accumulations on a geographic basis, or the reinsurance purchased by us, will be adequate to protect us against material catastrophe losses or that retrocessional reinsurance will continue to be available in the future at commercially reasonable rates.

Although we attempt to limit our exposure to acceptable levels, it is possible that a single or multiple catastrophic events could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

We may be subject to losses due to our exposure to risks related to terrorist acts.

In the context of its business, SCOR may be exposed to claims arising from the consequences of terrorist acts. These risks (the potential significance of which can be illustrated by the September 11, 2001 attacks in the United States) can affect both individuals and property. These attacks resulted in the Group establishing a total amount of reserves, net of retrocession, of approximately USD 190 million, based on the assumption that the attack on the two towers of the World Trade Center was one single event, and not two events. See also “Item 8 – Financial Information – Legal Proceedings”.

After the events of September 11, 2001, we adopted measures designed to exclude or limit our exposure to risks related to terrorism in our reinsurance contracts (in particular in those countries and for the risks that are the most exposed to terrorism). Contracts entered into prior to the implementation of these measures, however, remain unchanged. In addition, it has not always been possible to implement these measures, particularly in our principal markets. For example, certain European countries do not permit excluding terrorist risks from insurance policies. Due to these regulatory constraints, SCOR has actively supported the creation of insurance and reinsurance pools that involve insurance and reinsurance companies as well as public authorities in order to spread the risks of terrorist activity among the members of these pools. SCOR participates in or reinsures pools created in France (GAREAT), in Germany (Extremus), in the United Kingdom and in Austria. Likewise, in the United States the relevant authorities in certain states have limited the possibility of excluding terrorist risks from insurance policies. In addition to the commitments described above, the Group does reinsure, from time to time, terrorist risks, usually limiting by event and by period the coverage that cedents receive for damage caused by terrorist acts. Likewise, we have made an investment in SRIR, a private Luxembourg company that specializes in reinsuring terrorist risks, in particular large corporate risks.

As a result, additional terrorist acts could cause us to make significant claims payments and, as a result, could have a significant effect on our operating income, our financial condition and our future profitability.

In addition, our portfolio includes investments in sectors, such as air travel and tourism, that could be among the most heavily affected by terrorist attacks or reactions to these attacks. The consequences of terrorist attacks on the value of our investments are unpredictable and could cause us to depreciate our valuations of these investments.

We could be subject to losses as a result of our exposure to environmental and asbestos related risks.

Like other reinsurance companies, SCOR is exposed to environmental and asbestos related risks, particularly in the United States. Since insurers are required under their contracts with us to notify us of any claims or potential claims that they are aware of, we receive notices from insurers of potential claims related to environmental and asbestos risks that are generally imprecise (sometimes, the primary insurer has not even evaluated the risk at the time it notifies us of the claim). Due to the imprecise nature of these claims, SCOR can only give a very approximate estimate of its potential exposure to environmental and asbestos claims that may or may not have been reported. In addition, due to the changing legal and regulatory environment and changes in tort law, in our evaluation, the final cost of our exposure to asbestos related and environmental claims appears to be increasing, but we are unable to determine to what degree. Diverse factors could increase our exposure to the consequences of asbestos related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. These uncertainties inherent to environmental and asbestos claims are unlikely to be resolved in the near future. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. In these circumstances, it is difficult for us to estimate the reserves that should be recorded for these risks and to guarantee that the amount reserved will be sufficient. As a result of these imprecisions and uncertainties, we cannot exclude the possibility that we could be required to pay significant claims in these areas and that these payments would have a material effect on our results and financial condition.

If our reserves prove to be inadequate, our results may be adversely affected.

We are required to maintain reserves to cover our estimated ultimate liability for Property-Casualty losses and loss adjustment expenses, or LAE, with respect to reported and unreported claims incurred as of the end of each accounting period (net of estimated related salvage and subrogation claims). For our Life business, we are required to maintain reserves for future policy benefits that take into account expected investment yields and mortality, morbidity, lapse rate and other assumptions. In our Non-Life business, our reserves and pricing for policies are also based on certain assumptions or on information provided by third parties, that, if found incorrect, could have an effect on our results. Likewise, reserving for risks related to reinsurance of credit derivatives is largely dependant on statistics provided by third parties and fluctuations in general market conditions. The inherent uncertainties of estimating reserves are increased for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the primary insurer and, ultimately, to the reinsurer, the primary insurer’s payment of that loss and subsequent indemnification by the reinsurer, as well as by differing reserving practices among ceding companies and changes in law, particularly in the United States.

We periodically review our methods for establishing reserves and their amounts. To the extent our reserves prove to be insufficient to cover actual losses, loss adjustment expenses or future policy benefits after taking into account available retrocessional coverage, we would have to increase such reserves and incur a charge to earnings which could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

Our reserves are established on the basis of information that we receive from insurance companies, particularly their own reserve levels. Even if we have the possibility of auditing certain companies that we do business with, and despite our frequent contacts with these companies, our reserve policy remains dependent on the risk evaluations of these companies, particularly for risks related to claims that may be made after long periods of time.

Ratings are important to our business.

Our ratings are reviewed periodically. Recently, several rating agencies have downgraded our ratings, particularly after we announced that we would be increasing our reserves in 2002. There can be no assurance that our ratings will be maintained in the future. Any significant downgrade in our ratings could result in us being removed or in our subsidiaries being removed from the approved list of some insurance or reinsurance brokers or of some insurance ceding companies and could materially adversely affect our ability to write business through such brokers or for such ceding companies. In addition, any downgrading could have the effect of increasing the cost of any new borrowings we make and would also make it more difficult for us to renew our existing contracts or to enter into new contracts.

In addition, an important part of our business and that of our subsidiaries (notably CRP) is conducted with American ceding companies. As a foreign reinsurance company in the United States, American regulations and market practice require that we obtain letters of credit from banks in order to conclude reinsurance contracts with American ceding companies. If we are unable to renew our existing letters of credit, our financial condition and results could be materially affected. Downgrading of our ratings has increased the cost of letters of credit and has sometimes made it more difficult for us to renew or obtain letters of credit and, as a result, to conclude or renew reinsurance contracts. For example, a downgrade of our S&P credit rating below BBB- would give the banks, with which we entered an agreement in late 2002 for €100 million in confirmed credit lines and €864 million in letters of credit, the right to suspend these facilities. For additional information, see “Item 5 – Operating Financial Review and Prospects – Off-Balance Sheet Transactions”. Thus, these downgradings can cause us to be required to give additional collateral, in particular to the banks that issue letters of credit. Any further downgrading would significantly restrict our ability to obtain letters of credit and would affect our operations. In these circumstances, we could be led to reduce our activities and our financial condition could be materially adversely affected.

Our results may be impacted by the inability of our reinsurers to meet their obligations.

We transfer a part of our exposure to certain risks to others through retrocession arrangements. Under these arrangements, other reinsurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. When we obtain retrocession, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our operating results. Although we conduct periodic reviews of the financial condition of our reinsurers, our reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. In addition, retrocession may prove inadequate to protect against losses or may become unavailable in the future or at commercially reasonable rates. Furthermore, since our reinsurers do business in the same sectors as we do, events that have an affect on those sectors could have an effect on all of the participants in those sectors.

We operate in a highly competitive industry.

The reinsurance business is highly competitive. Our position in the reinsurance market is based on many factors, such as underwriting expertise, reputation and experience in the lines written, the jurisdictions in which the reinsurer is licensed or otherwise authorized to do business, premiums charged, as well as other terms and conditions of the reinsurance offered, services offered and speed of claims payment and perceived overall financial strength of the reinsurer. We compete for business in the French, European, United States and other international reinsurance markets with numerous international and domestic reinsurance companies, some of which have a larger market share, greater financial resources and higher ratings from financial rating agencies than we do.

When the supply of reinsurance is greater than the demand from ceding companies, these competitors may be better positioned to enter into new contracts and to gain market share at our expense. If we do not reach or maintain a competitive level in these markets, our business, our financial condition and our results of operations could be seriously affected.

We are exposed to the impact of changes in interest rates and developments in the financial and equity markets.

Even though our diversified portfolio and our policy of matching investments and commitments, where possible, by currency tends to lower the effects of interest rate fluctuations in each market, these interest rate fluctuations could have consequences on our return from fixed maturity securities, as well as the market values of, and corresponding levels of capital gains or losses on, the fixed maturity securities in our investment portfolio.

In addition, the level of or changes in interest rates, as well as developments in the capital markets, could lead to unanticipated changes in the pattern of surrender and withdrawal of our annuity and other Life reinsurance products, including the fixed annuities of SCOR Life US Re. These would result in cash outflows that might require the sale of assets at a time when the investment portfolio is affected by increases in interest rates, resulting in losses.

We are exposed to risks on the fixed-income securities markets. The financial difficulties of certain issuers and the deterioration of their credit quality could make payment of their obligations uncertain and lead to lower market prices for their fixed-income securities, which would affect the value of our investment portfolio.

We are also exposed to equity price risk. We have recently sought to reduce our exposure by diversifying our equity portfolio and implementing a conservative investment policy. We may be led to depreciate our equity portfolio again, as we have recently done, as a result of depreciations connected to as yet unrealized losses. Such depreciation could affect our results and financial condition.

We are exposed to the risk of changes in foreign exchange rates.

We publish our consolidated financial statements in euro, but a significant part of our income and expenses, as well as our assets and liabilities, are denominated in currencies other than the euro, primarily U.S. dollars, Canadian dollars, British pounds and Singapore dollars.

For the year ended December 31, 2002, approximately 40% of our shareholders’ equity was denominated in currencies other than the euro, predominantly the U.S. dollar (30%). As a result, from year to year, adverse changes in the exchange rates used to translate foreign currencies into euros, such as the weakening of the U.S. dollar against the euro, may impact our reported results. We do not generally engage in hedging transactions to reduce our exposure to foreign translation risk. For additional information on the impact of foreign exchange movements on our financial statements for the year ended December 31, 2002, see “Item 5 – Operating and Financial Review and Prospects”.

Our American subsidiaries are facing financial difficulties.

The operations of our American subsidiaries deteriorated due principally to losses stemming from the underwriting years 1997, 1998 and 1999, the impact of the terrorist attacks of September 11 and the claims experience of the health insurance and credit markets. At the request of American insurance regulators, we were required to refinance our American subsidiaries in 2000 and 2001, through capital investments or by granting loans, for a total amount of approximately $200 million. The level of risk-based capital was still low through most of 2002. The operations of our American subsidiaries and in particular the level of their risk-based capital is still being monitored by insurance and reinsurance regulators in the United States. If the financial situation of our American subsidiaries does not improve, we could be led to reduce our activity in these markets, increase the financial assistance that we give to these subsidiaries or even cause the American insurance and reinsurance regulators to limit the right of our American subsidiaries to engage in the reinsurance business. Our American subsidiaries accounted for 34.5% of our gross premiums written as of December 31, 2002, and as a result developments in our American operations could have a material adverse effect on our results of operations, cash flow and financial situation.

A significant part of our business is conducted with a limited number of brokers.

As is the case with many reinsurance companies, an important part of our Non-Life business comes through reinsurance brokers. The non-life reinsurance brokerage market is dominated by a limited number of participants with whom we do business. If for any reason, one or more of these large brokers should decide not to continue doing business with us, our revenues would be affected, which could have significant consequences on our net income and our financial condition.

If the Group does not successfully implement its “Back on Track” plan or if this plan is not effective, its financial condition and business would be adversely affected.

In late 2002, our Board of Directors formulated a recovery plan and took several decisions with immediate effect, concerning new underwriting priorities, the resulting adjustments in allocation of capital and financial goals and constraints for 2003-2005. The full implementation and ultimate success of this recovery plan are based on a certain number of assumptions and factors that are not under our control. If economic conditions, our competitive position, our financial condition or our internal organization are not consistent with these assumptions or our objectives or if the measures envisaged by the recovery plan are insufficient, it is possible that our recovery plan would fail and that we would not achieve our objectives, including our return to profitability in 2003 and our high performance objectives for 2004 and 2005. In this case, our business and financial condition would deteriorate and new measures would need to be devised, without guarantee that these would be successful.

Item 4. Information on the company

A. BUSINESS OVERVIEW

General

SCOR provides treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers. In 2002, the Group had net written premiums of EUR 4,358 million, which management believes makes it the largest reinsurer in France, one of the five largest European reinsurers and one of the world’s ten largest reinsurers, in each case based on management’s estimate of the 2002 net written premiums of other major international reinsurers and excluding intra-group business.

Through December 31, 2001, our operations were organized in three business segments: Property-Casualty treaty, Life/Accident & Health and Specialty Property-Casualty. Beginning January 1, 2002, the former “Specialty” segment has been split into the following three segments: Alternative Reinsurance, Credit, Surety & Political Risks and Large Corporate Accounts, in order to better reflect our underlying operations. Segment disclosures for all prior periods have been restated accordingly. See Note 15 to the financial statements.

The Group seeks to achieve long-term sustainable growth by adhering to the following principles and making them its priorities:

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

We use technology to strengthen our relations with customers in the field of underwriting, and provide access to our risk appraisal and rating expertise via the Internet, for both Property-Casualty and Life reinsurance.

We also make use of technology to automate the exchange and processing of reinsurance transactions. Working with two leading US brokers, we introduced a fully automated system at the end of 2000, designed to process reinsurance accounts transmitted in electronic format, and to standardize administrative procedures.

SCOR has also developed modeling and simulation tools, such as SERN (“Système d’Evaluation des Risques Naturels” or Natural Risks Evaluation System) for evaluating the impact of natural catastrophes, or Risk-Adjusted Return on Capital (“RAROC”) for evaluating capital allocation and contract profitability. In addition, for non-reinsurance functions, software packages (among which the Peoplesoft solutions for human resources and finance) have been implemented across the Group.

Our enterprise portal gathers and classifies unstructured data, SCOR’s rules and procedures and information on products and markets.

•	Maintain strong shareholder relations.

Since its Paris stock market flotation in 1989 and the listing of its ADSs on the New York Stock Exchange in 1996, SCOR has successfully built up a diversified and loyal shareholder base.

The number of shareowners has increased significantly in recent years, and includes a large proportion of individuals and many leading institutional investors. Approximately 65% are located in France, 25% in the UK, 5% in the rest of Europe, and 5% in North America.

SCOR regularly informs shareowners and the financial community about its results and strategy. In 2002, members of the Group Executive Committee visited more than 340 institutional investors in 14 cities around the world, and received a further 200 analysts and investors in Paris and London.

•	Create and maintain a spirit of enterprise and innovation.

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

Strategy

In November 2002, faced with the need for substantial additions to reserves and as a result of losses realized on the disposal of impaired financial assets, the Company decided to proceed with a capital increase in order to restore the Group’s solvency.

On November 4, 2002, after eight years as Chairman and Chief Executive Officer of SCOR, Jacques Blondeau was replaced by Denis Kessler. The new Chairman and Chief Executive Officer made the capital increase part of the Group’s “Back on Track” plan.

The plan calls for SCOR to refocus on its core businesses and its most profitable areas of know-how, i.e., Property and Casualty treaty, Large Corporate Accounts facultatives, and Life and Accident reinsurance, at the expense of other businesses (credit derivatives, finite risk and Alternate Risk Transfer (ART)) which have been abandoned. The new underwriting plan gives priority to short tail insurance classes, as opposed to long tail classes most common in the area of casualty reinsurance.

In accordance with the plan, SCOR has shifted its underwriting focus back toward Europe and the Asia-Pacific region, while maintaining a substantial presence in many other markets, such as the United States, and while respecting the plan’s combined ratio and operating margin targets. SCOR has also focused on reducing its administrative and operating costs significantly, to align them with its new underwriting plan, and fully exploiting rate increases in all business classes.

In addition, the “Back on Track” plan called for reinforced controls across the Group, by reorganizing its internal business processes and markets, and by enhancing its rules of corporate governance. In particular, pursuant to the objectives of the plan, we strengthened internal controls through the creation of the position of chief reserving actuary, reinforced the internal audit function and created a department responsible for defining claims policy and administering major claims.

In the area of corporate governance, major recent initiatives include the promotion of a more international board of directors with wider expertise and a majority of non-executive directors, as well as the restructuring of board committees, including the creation of a new Risks Committee with responsibility to identify major technical and financial risks facing the Group.

Historical Background

The Company is organized as a société anonyme, or stock company, under the laws of the Republic of France. Its registered office is located at 1, Avenue du Général de Gaulle, 92074 Paris La Défense Cédex, France, phone number: (+33) 1 46 98 70 00.

The Company was established in 1970 at the direction of the French Government in order to create a French reinsurance company of international stature. The term of the Company expires on June 30, 2024.

At the beginning of the 1980s, the French state progressively reduced its interest in the Company’s capital (held via the Caisse Centrale de Réassurance), and was replaced by insurance companies operating in the French market. In 1989, SCOR and UAP Réassurances combined their Property-Casualty and Life reinsurance businesses as part of the restructuring of SCOR’s capital, which led to the listing of the Company on the Paris stock market. Compagnie UAP, which held 41% of SCOR’s capital, disposed of most of its interest in October 1996 via an international public offering timed to coincide with the listing of SCOR’s shares on the New York Stock Exchange.

On June 29, 2001, the Company’s extraordinary shareholders’ meeting approved the acquisition of SOREMA S.A., a French company and SOREMA N.A., a U.S. company, both reinsurance subsidiaries of GROUPAMA, France’s second-largest composite insurer. Following the Company’s capital increase in December 2002, GROUPAMA remained SCOR’s largest shareholder with an interest of approximately 19.2%. In May 2002, SCOR sold the renewal rights and certain other assets relating to its American business unit Fulcrum, acquired as part of its purchase of SOREMA. Fulcrum’s activities are centered on direct insurance underwriting, which did not fit with SCOR’s development strategy.

SCOR’s Ordinary Shares have been listed on the Paris Bourse since 1989 and on the New York Stock Exchange in the form of ADSs evidenced by American Depositary Receipts (ADRs), since October 11, 1996.

On December 27, 2002, SCOR completed a capital increase, in line with the “Back on Track” plan to strengthen the Group’s equity. The capital increase amounted to EUR 381 million, or 99 million new shares. In addition, the Company’s board of directors decided to cancel all the 3.7 million shares SCOR held as treasury stock, effective as of December 31, 2002.

Recent Developments

In light of the Group’s new policies under the “Back on Track” plan, SCOR’s Bermuda-based subsidiary, CRP, which specializes in ART business in the United States, was deemed to be no longer strategic as of January 2003, and has ceased writing business entirely.

During its 2003 renewals campaign, the Group strictly observed its new underwriting plan. The preparations for the planned reorganization of the Group began in December 2002, and the resulting measures were announced and implemented in the course of January and February 2003.

On March 28, 2003, SCOR signed a letter of intent for the disposal of its Bermudan subsidiary CRP, and discussions with the potential buyer under the letter of intent are continuing. There can be no assurance as to whether a sale to such buyer will be completed, or the timing or terms thereof. SCOR continues to evaluate its options with respect to CRP, including retaining CRP as a run-off operation.

On March 31, 2003, SCOR announced a net loss of EUR 455 million for 2002 under French GAAP, reflecting the impact of the stock market performance and additions to prior-year reserves. At the same date, SCOR announced changes to the composition of its board of directors in order to have a majority of non-executive directors, a greater diversity of expertise and a more international perspective. For additional information, see “Item 6 – Directors, Senior Management and Employees”.

On April 4, 2003, SCOR announced that it had offered to purchase an additional 6.67% of the share capital of IRP Holdings Limited, or IRP, an Irish based reinsurer incorporated at the end of 2001. Following the exercise of pre-emptive rights by certain other shareholders in IRP, the board of directors of IRP allocated 3.34% of the share capital of IRP to SCOR. The transfer is expected to take place on June 30. SCOR’s initial participation in IRP was 41.7% and had already been increased to 46.7% on March 20, 2003. If the purchase of additional 3.34% of the share of capital is effective, SCOR’s participation in IRP will be slightly in excess of 50%. For additional information on IRP, see “Item 9 – The Offer and Listing – Offer and Listing Details”.

On June 17, 2003, Standard & Poor’s (“S&P”) announced that it placed all its long-term ratings, including its ‘A’ counterparty credit and insurer financial strength ratings, on SCOR and its subsidiaries on CreditWatch with negative implications. If, upon resolution of the CreditWatch placement, S&P decides to lower the ratings on SCOR and its subsidiaries, S&P does not expect that they will be lowered by more than one or two notches. On June 18, 2003, the Fitch International Bank Credit Analyst (“Fitch IBCA”):

•	affirmed the Insurer Financial Strength (IFS) ratings of the Group at BBB and the long-term and short-term ratings of SCOR at BBB- and F3, respectively; and

•	announced that the IFS ratings of CRP’s subsidiaries remain on “rating watch – evolving”.

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

The Property and Casualty insurance and reinsurance industries are cyclical. Historically, reinsurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the reinsurer, including price competition, frequency of occurrence of losses or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses, levels of industry surplus and utilization of underwriting capacity that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industries. As a result, the reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of underwriting capacity permitted favorable premium levels. Increases in the frequency and severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophe and other loss events could lead to declining premium rates in the global market. The reinsurance business is also competitive. Competition with respect to the types of reinsurance in which the Group is engaged is based on many factors, such as underwriting expertise, reputation and experience in the lines written, the jurisdictions in which the reinsurer is licensed or otherwise authorized to do business, premiums charged, as well as other terms and conditions of the reinsurance offered, services offered and speed of claims payment and perceived overall financial strength of the reinsurer.

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

PRODUCTS AND MARKETS

General

Our operations are organized in the following five business segments: Property-Casualty Treaty, Life/ Accident & Health, Alternative Reinsurance, Credit, Surety & Political Risks and Large Corporate accounts. Within each segment, we write various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our consolidated financial statements reflect the activities of each segment.

The following table sets forth our gross premiums written by segment and class of business:

	Year Ended December 31,

	2000		2001		2002

	EUR	%	EUR	%	EUR	%

	(EUR, in millions)
By segment of business
Property-Casualty Treaty	1,272	38	1,922	43	2,176	44
Life/Accident Health	934	28	1,062	24	1,218	25
Alternative Reinsurance	615	18	712	16	467	10
Credit, Surety & Political Risks	201	6	175	4	123	3
Large Corporate Accounts	333	10	558	13	930	19

Total	3,355	100	4,429	100	4,914	100

By segment and class of business
Property-Casualty Treaty
Property	529	41	796	42	1,139	52
Casualty	687	54	1,039	54	920	42
Marine, Space and Transportation	34	3	61	3	77	4
Construction	22	2	26	1	40	2

Total Property-Casualty Treaty	1,272	100	1,922	100	2,176	100

Life/Accident & Health
Annuity-based	153	16	121	11	182	15
Individual & group life	352	38	527	50	493	40
Accident	75	8	81	8	100	8
Disability	94	10	57	5	56	5
Health	204	22	229	22	200	16
Unemployment	6	1	12	1	14	1
Long-term care	50	5	35	3	173	14

Total Life/Accident & Health	934	100	1,062	100	1,218	100

Property-Casualty Treaty

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

Life/Accident & Health

Life/Accident & Health reinsurance includes life reinsurance products, as well as personal casualty reinsurance, namely accident, disability, health, unemployment and long-term care.

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

On June 12, 2002, Investors Insurance Corporation, or IIC, a U.S. direct insurance company acquired by SCOR when it bought PartnerRe Life in August 2000, entered into an agreement for the distribution and management of annuity insurance products with Legacy Marketing Group. Legacy Marketing Group has a distribution network of 22,000 independent agents specialized in the development, distribution and administration of insurance products, with a particular focus on annuities. Insurance policies will be written by IIC, and will be reinsured by SCOR. This arrangement also includes an option for the purchase IIC by Legacy Marketing Group within a five-year period.

At the end of June 2002, SCOR announced the opening of a Life office in Brussels in order to take advantage of the development potential of the Life/Accident & Health reinsurance activity in Belgium and Luxembourg.

Alternative Reinsurance

The Group’s alternative reinsurance business was conducted primarily out of CRP, the Group’s Bermuda-based subsidiary. It focused on three distinct products:

•	loss frequency driven by workers’ compensation, motor insurance and general liability in the U.S. market;

•	using insurance techniques to cover weather variations, primarily temperature-based derivatives;

•	developing single integrated risk transfer instruments to protect against combinations of fortuitous uncertainties with financial exposures.

Reported incurred loss ratios on CRP’s prospective workers compensation portfolio for accident years 1999 and 2000 began to deteriorate during the first half of 2002 and this trend continued for the remainder of 2002. Consequently, a decision was made in the latter part of the year to withdraw from the underwriting of prospective casualty business. In January 2003, it was decided that the Group should sell CRP or transfer it to run-off status. On March 28, 2003, SCOR signed a letter of intent for the disposal of its Bermudan subsidiary CRP, and discussions with the potential buyer under the letter of intent are continuing. There can be no assurance as to whether a sale to such buyer will be completed, or the timing or terms thereof. SCOR continues to evaluate its options with respect to CRP, including retaining CRP as a run-off operation.

Credit, Surety and Political Risks

SCOR’s credit, surety and political risks business is organized horizontally and conducted by teams based in Europe and in the United States. Complementing the more traditional forms of reinsurance that meet the needs of its credit and surety insurance clients, SCOR developed new credit derivatives activity aimed at a different and much broader clientele.

In credit insurance contracts, the insurer covers risks of loss due to non-payment of debts, while in surety insurance contracts, the insurer acts as guarantor to pay (or make pay) a debt. Political risks insurance covers risks of loss as a result of measures taken by governments or governmental entities jeopardizing a sales contract or an obligation.

Large Corporate accounts (SCOR Business Solutions)

The Group’s large facultative business is written by specialized underwriting teams organized under SCOR Business Solutions. This structure was reorganized in 2000 around the activities of corporate buyers seeking global risk financing solutions that combine traditional risk covers and alternative financing. It shares risks with cedents for large, complex industrial or technical risks, such as automotive assembly lines, semiconductor manufacturing plants, oil and gas or chemical facilities, oil and gas exploration and production sites, energy facilities, and boiler and machinery installations.

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

Distribution by geographic area

In 2002, SCOR generated approximately 45% of its gross premiums written in Europe, with significant market positions in France, Germany, Spain and Italy, and 39% of its gross premiums written in North America, including Bermuda and the Caribbean region.

The following table shows the distribution of the Group’s gross premiums written by geographic area:

Gross Premiums Written by Geographic Area(1)

	Year ended December 31,

	2000		2001		2002

	EUR	%	EUR	%	EUR	%

	(EUR figures in millions)
France	479	14%	586	13%	840	17%
Europe (Outside of France)	751	23%	1,083	24%	1,377	28%
North America	1,720	51%	2,229	50%	1,934	39%
Asia-Pacific and Other International	405	12%	531	12%	763	16%

Total	3,355	100%	4,429	100%	4,914	100%

(1)	Premiums are allocated by geographic area based on information received by the Group from its cedents concerning the primary location of the cedents’ underlying insured risks.

RATINGS

Our current group ratings by A.M. Best Co. (“A.M. Best”), Fitch IBCA, and S&P are as follows:

A.M. Best	Financial Strength rating	A-	Excellent
(April 1, 2003)	Long-term debt	BBB	Adequate
	Short-term debt	AMB-2	Adequate
Fitch IBCA	Financial strength rating	BBB	Good
(December 31, 2002)	Long-term debt	BBB-	Good credit quality
	Short-term debt	F3	Fair credit quality
S&P	Financial strength rating	A-	Strong
(December 27, 2002)	Long-term debt	BBB	Capacity weakened
	Short-term debt	A-2	Satisfactory

On January 22, 2003, A.M. Best downgraded CRP to B++ (very good) from A-(Excellent). On January 23, 2003, S&P confirmed there was no rating change on CRP (A- with negative outlook). On January 28, 2003, Fitch placed CRP on “rating watch – evolving”.

On June 17, 2003, S&P announced that it placed all its long-term ratings, including its “A” counterparty credit and insurer financial strength ratings, on SCOR and its subsidiaries on CreditWatch with negative implications. If, upon resolution of the CreditWatch placement, S&P decides to lower the ratings on SCOR and its subsidiaries, S&P does not expect that they will be lowered by more than one or two notches. On June 18, 2003, Fitch IBCA:

•	affirmed the Insurer Financial Strength (IFS) ratings of the Group at BBB and the long-term and short-term ratings of SCOR at BBB- and F3, respectively; and

•	announced that the IFS ratings of CRP’s subsidiaries remain on “rating watch – evolving”.

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

Management believes that its diversified portfolio lessens the impact of local economic and insurance cycles and reduces some of the volatility that would be found in a more concentrated portfolio. In addition to diversification by geographic area and line and class of business, the Company has recently limited its general exposure to catastrophe risk.

The Group’s underwriting function consists of about 500 individuals, including 290 underwriters, split between our business segments: Property-Casualty treaty, Life/Accident & Health, Alternative Reinsurance, Credit, Surety & Political Risks and SCOR Business Solutions. The underwriting support functions include about 200 additional persons, including more than 75 actuaries and pricing technicians.

Facultative underwriters belong to the Group’s SCOR Business Solutions integrated division which operates on a worldwide basis, from 4 underwriting centers (in Paris, London, New York and Singapore) and with underwriting entities located in the Group’s subsidiaries and branches. This division is dedicated to large corporation business and is geared to provide its clients with solutions for the conventional and/or alternative transfer of their risks.

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

Property-Casualty treaty underwriters manage client relationships and offer reinsurance support after a careful review and assessment of the cedents’ underwriting policy, portfolio profile, exposures and management procedures. They are responsible for writing treaty business as well as small facultative risks in their respective territories within the limits of their delegated underwriting authority and the scope of underwriting guidelines approved by the Group General Management.

The underwriting teams are supported by a technical underwriting unit based in the Group head office. The technical underwriting unit is providing worldwide treaty and small facultative underwriting guidelines, the delegation of capacity, underwriting support to specific classes or individual risks when required, ceding company portfolio analyses and risk surveys.

The underwriting teams are also supported by a Group actuarial unit responsible for pricing and reserving methods and tools to be applied by the actuarial units based in the treaty operating units.

The Group audit department conducts frequent underwriting audits in the operating units.

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

During the summer of 2002, the catastrophic floods in Central Europe affecting the Czech Republic, Germany and Austria produced a pre-tax catastrophe loss for the Group, net of retrocession, of EUR 94 million. Typhoon Rusa in Korea in August 2002, the flooding in the south-east of France in September 2002 and the windstorm Jeannet in northern Europe in October 2002 did not have a material impact on SCOR.

The consequences of the earthquakes, which occurred in January 2001 in El Salvador and in India, in February 2001 in Washington State, U.S., and in March 2001 in Japan, were limited due to either a relatively low involvement of the Group in the damaged regions or limited overall insured and reinsured losses.

In 2000, we experienced no major natural catastrophe losses except adverse run-off 1999 European storms.

The European storms which occurred in December 1999 resulted in pre-tax catastrophe losses, net of retrocession, to the Group of EUR 95 million. Before these losses, the Group’s largest single catastrophe loss in recent years were the 1998 ice storms in Canada and the 1994 earthquake in Northridge, California, which produced pre-tax catastrophe losses, net of retrocession, to the Group of EUR 36 million and EUR 35 million, respectively. SCOR carefully evaluates its potential natural event and other risk accumulation for its entire property portfolio at the head office level, including exposures underwritten by its subsidiaries worldwide. Pursuant to overall guidelines and procedures established from the Paris headquarters, each subsidiary monitors its own accumulation for the relevant country or region, and the Risk Management Department based in Paris centrally consolidates the results for the Group.

SCOR employs various techniques, depending upon the region and peril, to assess and manage its accumulated exposure to property catastrophe losses in any one region of the world and quantifies that exposure in terms of its potential maximum loss. SCOR defines this as its anticipated maximum loss, taking into account contract limits, caused by a single catastrophe affecting a broad contiguous geographic area, such as that caused by a windstorm, a hurricane or an earthquake, occurring within a given return period. SCOR estimates that its current Group-wide potential maximum loss, before retrocessional reinsurance, with the most significant exposures relating to earthquake risks are located in Japan, Turkey, Peru and Canada and that its wind and other weather-related risks are concentrated in Europe and the United States.

The following table summarizes the main Group identified catastrophe exposures by geographic area:

Range of Potential Catastrophe Exposure(1)	Subject countries as of December 2002

(EUR, in millions)
100 to 200	Australia, Canada, Italy, Colombia, New Zealand, Greece, Chile, Mexico, Peru
200 to 300	Israel, United States, Taiwan, Turkey, Japan (windstorm)
300 and over	Japan, Europe (windstorm)

(1)	Calculated on a potential maximum loss basis for a given return period.

Depending on the peril and region, the results are based on proprietary software or models provided by third-party vendors.

For more than 15 years, SCOR has been using its own internally developed and regularly updated software program for evaluating earthquake potential maximum losses for 20 countries. The methods utilized for the simulation of the events and of their consequential damages have been upgraded into SERN (“Système d’Evaluation des Risques Naturels” or Natural Risks Evaluation System), an enhancement of existing models initiated in 1997 by SCOR and partners from prominent research institutes and recognized private IT companies. This software program is directly linked to our worldwide database and available to all of SCOR’s subsidiaries and operating units. As of December, 2002, SERN is operational for earthquake exposure in Australia, Canada, Chile, Colombia, Greece, Indonesia, Israel, Jordan, Italy, Japan, Mexico, New Zealand, Peru, Philippines, Portugal, Taiwan, the United States and Venezuela. SERN modeling development for Turkey is in progress and estimates of earthquake exposure and related potential maximum losses are obtained from SCOR’s older proprietary system. For countries such as Japan and the United States, SCOR’s analyses are compared with other calculations performed using programs developed by specialized independent consultants.

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

The following table sets forth certain data regarding the Group’s catastrophe loss experience in each of the three years ended December 31, 2002:

	Year Ended
	December 31,

	2000	2001		2002

	(EUR, in millions)
Number of catastrophes(1)	–	1		1
Incurred losses and LAE from catastrophes, gross	–	670	(2)	95	(3)
Incurred losses and LAE from catastrophes, net of reinsurance	–	215	(2)	94	(3)
Group loss ratio(4)	96%	102%		97%
Group loss ratio excluding catastrophes	96%	95%		94%

(1)	A catastrophe is defined by SCOR as an event involving multiple insured risks causing pre-tax losses, net of reinsurance, of EUR 10 million or more.

(2)	World Trade Center.

(3)	Catastrophic floods in Central Europe.

(4)	Loss ratios are calculated on the basis of underwriting and administrative expenses expressed as a percentage of premiums earned.

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

In addition, the Group has established a Group Major Claims Committee which is located in Paris and designed to centralize and strengthen the supervision of large claims at group level across SCOR’s underwriting units. Its objectives are to provide both a common group technical/ legal opinion on the nature of the claims and a common group estimation of the market loss and SCOR’s share.

Retrocessional Reinsurance

The Group retrocedes a portion of the risks it underwrites in order to control its exposures and losses, and pays premiums based upon the risks and exposures of its facultative and treaty acceptances, subject to such retrocession reinsurance. Retrocession reinsurance is subject to collectibility in all cases where the original business accepted by the Group suffers from a loss. The Group remains primarily liable to the direct insurer on all risks reinsured although the retrocessionaire is liable to SCOR to the extent of the reinsurance limits purchased. SCOR then monitors the financial condition of retrocessionaires on an ongoing basis. In recent years, the Group has not experienced any material difficulties in collecting recoverable amounts from its retrocessional reinsurers. SCOR reviews its retrocession arrangements periodically, to ensure that they fit closely to the development of its business.

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

In response to a volatile retrocession market and in order to both diversify its sources of retrocession capacity to financial markets and improve its quality, in March 2000, the Group purchased a USD 150 million multi-year reinsurance cover for specific natural catastrophe event exposure in specified geographic zones subject to a limit of USD 100 million per occurrence. The contract, provided by Atlas Reinsurance p.l.c., protects SCOR’s property and construction portfolio, for a period of three years, against the occurrence of an earthquake in the U.S. or in Japan, or a severe windstorm in Europe. Atlas Reinsurance p.l.c. issued three classes of notes for a total of USD 200 million with principal reduction contingent on the loss indemnification provided to SCOR. This cover will expire on March 31, 2003.

IRP was established in December 2001 to reinsure (as a retrocessionaire) some of SCOR’s non-Life reinsurance business on a quota share basis from 2002 forward: 25% in 2002, reduced to 16% for treaties in the 3 following zones: United States (earthquakes and hurricanes), Japan (earthquakes) and Europe (storm risk). SCOR’s initial participation in IRP was 41.7%, and was increased to 46.7% on March 20, 2003. On April 4, 2003, SCOR announced that it had offered to purchase an additional 6.67% of the share of IRP. SCOR’s participation in IRP is expected to be further increased through the purchase of minority interests prior to May 2006. For more information on IRP; see “Item 9A – The Offer and Listing – Offer and Listing Details”. IRP was fully consolidated from fiscal year 2001.

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

Based on these considerations, management believes that adequate provision has been made for the Group’s Property-Casualty loss and LAE reserves, which totaled €6,900 million (net of retrocession) as of December 31, 2002. Actual loss and LAE paid may deviate, perhaps significantly, from such reserves. To the extent reserves prove to be insufficient to cover actual losses and LAE after taking into account available retrocessional coverage, the Group would have to augment such reserves and incur a charge to earnings which could have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flows. The Group’s “Back on Track” plan bolstered reserves in the third-quarter 2002 accounts in response to rising losses on underwriting years prior to 2002. Reserves were notably strengthened in the following lines of business:

•	€154 million increase in reserves at SCOR U.S. These additional reserves cover all underwriting years, especially 1998 to 2001;

•	€141 million increase in reserves for Commercial Risk Partners. These additional reserves chiefly concern finite prospective worker’s compensation business written in 1999 and 2002. Underwriting was halted in January 2003;

•	€30 million increase in reserves for credit and bond activities, chiefly to cover reinsurance of credit derivatives risk. SCOR has ceased writing this business since November 2001;

•	€15 million addition to reserves for asbestos and pollution exposures in order to allow for developments in U.S. court awards.

Pursuant to the “Back on Track” plan, the Group has decided to put into run-off or to sell CRP. The financial consequences of this decision were a strengthening of technical reserves and an amortization of CRP’s goodwill.

The Group Chief Reserving Actuary conducted an appraisal of the Group’s technical reserves at the end of December 2002, based on reports by internal and outside actuaries. As a result, a further USD 74 million were added to reserves for underwriting years prior to 2002, including USD 54 million for CRP, relative to the state of technical reserves at the end of September 2002 which served as the benchmark for the outside actuaries’ valuation.

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

The Group periodically reviews and updates its methods of determining estimates for incurred but not yet reported (IBNR) losses and establishing resulting reserves, and such adjustments are currently reflected in income. Estimation of loss reserves is a difficult process, however, especially in view of changes in the legal and tort environment that may impact the development of loss reserves. While the reserving process is difficult and subjective for the ceding companies, the inherent uncertainties of estimating such reserves are even greater for the reinsurer, due primarily to the longer time between the date of an occurrence and the reporting of any attendant claims to the reinsurer, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future. Thus, actual losses, LAE and future policy benefits may deviate, perhaps significantly, from estimates of reserves reflected in the Group’s consolidated financial statements.

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

An underwriting year reinsurance contract reinsures losses incurred on underlying insurance policies that begin at any time during the reinsurance contract term. This means that, if both the underlying insurance contracts and the reinsurance contract have twelve-month terms, the reinsurance contract will cover underlying losses occurring over a twenty-four month period. For example, if an underwriting year reinsurance contract term was from January 1 to December 31, 2002, it would cover underlying policies with terms beginning on both January 1, 2002 and December 31, 2002. Losses incurred on underlying policies beginning on January 1, 2002 could occur as early as January 1, 2002 while losses incurred on underlying policies beginning on December 31, 2002 could occur as late as December 30, 2003. For purposes of the loss reserve development table, the Group has assigned all losses incurred under reinsurance contracts written in a particular year to that year, even though some of those losses may not have been incurred until twelve months after the end of the year.

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

Ten -Year Loss Development Table Presented Net of

Reinsurance with Supplemental Gross Data (French GAAP)(1)

	December 31,

	1993	1994	1995	1996	1997	1998	1999		2000	2001	2002

	(EUR, in millions)
Initial gross reserves for unpaid loss and LAE	2,374	2,311	2,463	3,062	3,479	4,050	4,904		5,696	8,468	8,055
Initial retroceded reserves	536	284	242	306	298	354	438		536	1,462	1,085

Initial net reserves(3)	1,838	2,027	2,221 (2)	2,756	3,181	3,696	4,466		5,160	7,006	6,970
Paid (cumulative)(4) as of:
One year later	376	450	520	723	874	1,040	1,399		1,807	2,514
Two years later	673	784	934	1,135	1,440	1,570	2,294		3,163
Three years later	881	1,074	1,191	1,405	1,778	1,946	3,046
Four years later	1,116	1,292	1,368	1,599	2,015	2,356
Five years later	1,291	1,431	1,505	1,731	2,306
Six years later	1,407	1,542	1,590	1,953
Seven years later	1,498	1,613	1,779
Eight years later	1,555	1,777
Nine years later	1,702
Reserves re-estimated as of:
One year later	2,040	2,215	2,482	3,173	3,453	4,148	5,108		6,029	8,127
Two years later	2,045	2,285	2,585	3,125	3,536	4,172	5,391		6,443
Three years later	2,134	2,387	2,554	3,115	3,573	4,208	5,559
Four years later	2,249	2,378	2,543	3,118	3,570	4,299
Five years later	2,285	2,367	2,527	3,093	3,651
Six years later	2,285	2,342	2,504	3,142
Seven years later	2,277	2,331	2,563
Eight years later	2,270	2,397
Nine years later	2,347
Cumulative redundancy/
(deficiency) before premium development	(432)	(304)	(283)	(337)	(389)	(512)	(925)		(869)	(1,121)
Percentage before premium development	(24)%	(15)%	(13)%	(12)%	(12)%	(14)%	(21)%		(17)%	(16)%
Premium development(5)	302	243	227	355	341	385	447		912	1,122

Cumulative redundancy/
(deficiency) after premium development	(130)	(61)	(56)	18	(48)	(127)	(478	) (6)	43	1
Percentage after premium development	(7)%	(3)%	(3)%	1%	(2)%	(3)%	(11)%		1%	0%
Gross re-estimated liability at December 3l, 2002	2,824	2,732	2,827	3,521	4,072	4,872	6,436		7,471	11,612
Re-estimated retro ceded at December 3l, 2002	554	401	323	428	502	664	1,045		1,442	3,485

Net re-estimated liability at December 31, 2002	2,270	2,331	2,504	3,093	3,570	4,208	5,391		6,029	8,127
Gross cumulative redundancy/(deficiency) before premium development	(450)	(421)	(364)	(459)	(593)	(822)	(1,532)		(1,775)	(3,144)
Gross premium development	414	339	310	448	445	465	658		1,024	1,281

Gross redundancy/(deficiency) after premium development	(36)	(82)	(54)	(11)	(148)	(357)	(874	) (6)	(751)	(1,863)
Percentage	(2)%	(4)%	(2)%	0%	(4)%	(9)%	(18)%		(13)%	(22)%

(1)	The loss reserve development table is presented on an underwriting year basis, consistent with the reporting practices of the Company and its cedents, particularly in the European market. Accordingly, reserves re-estimated and the excess of re-estimated reserves over initial reserves include reserves for losses occurring up to twelve months subsequent to the original calendar year end.

(2)	Pursuant to changes in French insurance regulations adopted in 1995, the Company reclassified as loss and LAE reserves in that year certain amounts relating to the Group’s construction business previously held as unearned premium reserves (EUR 78 million) and certain amounts relating to the Group’s Accident and Health business previously held as future policy benefits (EUR 107 million). These reclassifications did not affect the Group’s earned premiums or results of operations for the year ended December 31, 1995. The amount of the reclassifications relating to prior years cannot be determined.

(3)	For 1993 and 1994, SCOR’s initial gross reserves for claims and claims expenses and initial retroceded reserves have been adjusted to include the historical amount of reserves of CRP, which was not included in the scope of SCOR’ s French GAAP consolidation during such years.

(4)	Cash commutation payments (i) received in 1993 of EUR 60 million and in 1994 of EUR 129 million and (ii) paid in 1994 of EUR 48 million have been excluded from the paid (cumulative) amounts presented. The Incoming portfolio losses from the business of the North American portfolio acquired in 1996 received in 1996 of EUR 260 million for the years concerned have been excluded from the paid (cumulative) amount presented.

(5)	Re-estimated gross claims reserves for a given underwriting year are reduced by the amount of any premiums earned subsequent to but related to that underwriting year, including experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

(6)	Mostly adverse development on December 1999 European Storms incurred by the whole market, and increase of reserves for US Casualty Risks

Payout pattern

The payout pattern for the Group’s reinsurance claims varies from year to year, but the Group’s overall experience has been that approximately 50% of cumulative payments for an underwriting year occur by the end of year four, 70% by the end of year seven and 100% by the end of year fifteen.

Reconciliation of Reserves for Losses and LAE (French GAAP)

	Year ended December 31,

	1998	1999	2000	2001		2002

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	3,181	3,696	4,466	5,160		7,006
Effect of changes in foreign currency exchange rates	(138)	356	180	129		(683)
Effect of claims reserve portfolio transfer and other reclassifications	316	–	46	943	(1)	–
Incurred related to:
Current year	1,096	1,277	1,517	2,428		2,146
Prior years	272	452	642	824		1,120

Total incurred losses and LAE	1,368	1,729	2,159	3,252		3,266

Paid related to:
Current year	157	275	292	686		105
Prior years	874	1,040	1,399	1,792		2,514

Total paid losses and LAE	1,031	1,315	1,691	2,478		2,619

Reserves for losses and LAE at end of year – net	3,696	4,466	5,160	7,006		6,970

Reinsurance recoverable on unpaid losses	354	438	536	1,462		1,085

Reserves for losses and LAE at end of year – gross	4,050	4,904	5,696	8,468		8,055

(1)	SOREMA acquisition.

The following tables present nine-year loss development on a U.S. GAAP basis and a five-year reconciliation of beginning and ending reserve balances on a U.S. GAAP basis. The U.S. GAAP loss development data is presented on an underwriting year basis, while the reserve reconciliation data represents the Company’s allocation of incurred and paid losses and LAE between current and prior years on a calendar year basis. See also Note 16 to the consolidated financial statements.

Ten-Year Loss Development Table Presented Net of Reinsurance

with Supplemental Gross Data (U.S. GAAP)(1)

	December 31,

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

	(EUR, in millions)
Initial gross reserves for unpaid loss and LAE	2,891	2,760	2,600	3,361	3,723	3,942	4,774	5,575	8,365	7,967
Initial retroceded reserves	628	351	234	316	306	337	421	507	1,448	1,067

Initial net reserves(2)	2,263	2,409	2,366	3,045	3,417	3,605	4,353	5,068	6,917	6,900
Paid (cumulative)(3) as of:
One year later	275	354	420	654	874	1,040	1,399	1,807	2,514
Two years later	609	717	901	1,136	1,440	1,570	2,294	3,163
Three years later	838	1,054	1,188	1,405	1,778	1,946	3,046
Four years later	1,104	1,292	1,368	1,599	2,015	2,356
Five years later	1,293	1,431	1,505	1,731	2,306
Six years later	1,407	1,542	1,590	1,953
Seven years later	1,498	1,613	1,779
Eight years later	1,555	1,777
Nine years later	1,702
Reserves re-estimated as of:
One year later	2,462	2,595	2,630	3,458	3,690	4,057	4,996	5,938	8,030
Two years later	2,467	2,665	2,733	3,411	3,772	4,082	5,278	6,352
Three years later	2,556	2,767	2,702	3,401	3,810	4,117	5,446
Four years later	2,671	2,758	2,692	3,404	3,807	4,209
Five years later	2,706	2,748	2,675	3,379	3,887
Six years later	2,707	2,722	2,653	3,429
Seven years later	2,699	2,711	2,711
Eight years later	2,692	2,777
Nine years later	2,769
Cumulative redundancy/(deficiency) before premium development	(429)	(302)	(287)	(334)	(390)	(512)	(925)	(870)	(1,113)
Percentage before premium development	(19)%	(13)%	(12)%	(11)%	(11)%	(14)%	(21)%	(17)%	(16)%
Premium development(4)	302	243	227	355	341	385	447	912	1,122

Cumulative redundancy/(deficiency) after premium development	(127)	(59)	(60)	21	(49)		(478)	42	9
Percentage after premium development	(6)%	(2)%	(3)%	1%	(1)%	0%	(11)%	1%	0%
Gross re-estimated liability at December 3l, 2002	3,338	3,180	2,970	3,821	4,443	4,763	6,305	7,350	11,497
Re-estimated receivable at December 3l, 2002	646	469	317	442	636	646	1,027	1,412	3,467

Net re-estimated liability at December 31, 2002	2,692	2,711	2,653	3,379	3,807	4,117	5,278	5,938	8,030
Gross cumulative redundancy/(deficiency) before premium development	(447)	(420)	(370)	(460)	(720)	(821)	(1,531)	(1,775)	(3,132)
Gross premium development	414	339	310	448	445	465	658	1,024	1,281

Gross redundancy/(deficiency) after premium development	(33)	(81)	(60)	(12)	(275)	(356)	(873)	(751)	(1,851)
Percentage	(1)%	(3)%	(2)%	0%	(7)%	(9)%	(18)%	(13)%	(22)%

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserves re-estimated amounts are shown on an underwriting year basis, consistent with the reporting practices of the Company and its cedents, particularly in the European market.

(2)	The differences between French GAAP and U.S. GAAP initial reserves are as follows:

•	included under French GAAP is an equalization reserve of EUR 40 million, 66 million, 85 million, 89 million, 63 million, 76 million, 50 million, 42 million, 29 million, and 24 million in 2002, 2001, 2000, 1999,1998, 1997, 1996, 1995, 1994 and 1993, respectively, which is not recognized under U.S GAAP.

•	under French GAAP, estimated paid losses, which represent that part of loss reserves which is expected to be paid within the next six months of EUR 0 million in 2002, 2001, 2000, 1999 and 1998 and EUR 308 millions, EUR 331 million, EUR 191 million and EUR 401 million in 1997, 1996, 1995, 1994, respectively are included in accruals and not in technical reserves, as they are under U.S. GAAP.

•	For 1994, SCOR’s initial reserves have been adjusted of EUR 86 million to include historical amounts for CRP which were not included in the scope of SCOR’s French GAAP consolidation during such years.

•	Premiums accounted for as deposits in accordance with SFAS 113 under US GAAP, are recognized as revenue and simultaneously recorded in reserves under French GAAP. This represents a difference in net reserves of EUR 31 million, EUR 32 million, EUR 7 million, EUR 24 million, EUR 28 million and EUR (4) million, in 2002, 2001, 2000, 1999, 1998, 1997 and 1996, respectively.

•	under US GAAP a provision is made for claim handling costs, which is not required under French GAAP. This US GAAP provision amounted to EUR 1 million and EUR 8 million in 1997 and 1994, respectively, and none in 2002, 2001, 2000, 1999, 1998, 1996 and 1995.

(3)	Cash commutation payments (i) received in 1993 of EUR 60 million and in 1994 of EUR 129 million and (ii) paid in 1994 of EUR 48 million have been excluded from the paid (cumulative) amounts presented. The North American portfolio acquired in 1996 of EUR 260 million have been excluded from the paid (cumulative) amount presented for the years concerned.

(4)	Re-estimated gross claims reserves for a given underwriting year are reduced by the amount of any premiums earned subsequent to but related to that underwriting year, including experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

Reconciliation of Reserves for Losses and LAE (U.S. GAAP)

	Year ended December 31,

	1998	1999	2000	2001		2002

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	3,417	3,605	4,353	5,068		6,917
Effect of changes in foreign currency exchange rates	(157)	365	174	133		(738)
Effect of claims portfolio transfer and other reclassifications	–	–	46	1,071	(2)	73

Incurred related to:
Current year	1,386	1,590	1,716	3,076		2,802
Prior years	70	95	488	101		671

Total incurred losses and LAE(1)	1,456	1,685	2,204	3,177		3,473

Change in accounting principle				(62)		(17)
Paid related to:
Current year	214	246	303	738		450
Prior years	897	1,056	1,406	1,732		2,358

Total paid losses and LAE(1)	1,111	1,302	1,709	2,470		2,808

Reserves for losses and loss expenses at end of year – net	3,605	4,353	5,068	6,917		6,900
Reinsurance recoverable on unpaid losses	337	421	507	1,448		1,067

Reserves for losses and loss expenses at end of year – gross	3,942	4,774	5,575	8,365		7,967

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re-estimated amounts are shown on a calendar year basis.

(2)	SOREMA acquisition.

Asbestos and environmental

The Group’s reserves for losses and LAE include an estimate of its ultimate liability for asbestos and environmental claims for which an ultimate value cannot be estimated using traditional reserving techniques and for which there are significant uncertainties in estimating the amount of the Group’s potential losses.

SCOR and certain of its subsidiaries, of which principally SCOR Paris and SCOR U.S., have received and continue to receive notices of potential reinsurance claims from ceding insurance companies which have in turn received claims asserting environmental and asbestos losses under primary insurance policies, in part reinsured by Group companies. Such claims notices are frequently merely precautionary in nature and generally are unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in these notices, SCOR cannot quantify its potential exposure regarding the claims reported. In addition, due to the changing legal and regulatory environment and changes in tort law, in our evaluation, the final cost of our exposure to asbestos related and environmental claims appears to be increasing, but we are unable to determine to what degree. Diverse factors could increase our exposure to the consequences of asbestos related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. These uncertainties inherent to environmental and asbestos claims are unlikely to be resolved in the near future. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. In these circumstances, it is difficult for us to estimate the reserves that should be recorded for these risks and to guarantee that the amount reserved will be sufficient.

As a result of these imprecisions and uncertainties, we cannot exclude the possibility that we could be required to pay significant claims in these areas and these payments would have a material effect on our results and financial conditions. Case reserves have been established when sufficient information has been developed to indicate the involvement of a specific reinsurance contract. In addition, incurred but not reported reserves have been established to provide for additional exposure on both known and unasserted claims. These reserves are reviewed and updated continually. In establishing liabilities for asbestos and environmental claims, management considers facts currently known and the current legal and tort environment.

	Year ended December 31,

	Asbestos(1)			Environmental(1)

	2000	2001	2002(2)	2000	2001	2002(2)

	(EUR, in millions)
Gross claims reserves, including IBNR reserves	126	124	157	104	92	88
% of total loss and LAE reserves	2.3%	1.5%	2%	1.9%	1.1%	1.1%
Claims and LAE paid	13	15	7	12	17	71
% of the Group’s total net property-casualty claims and LAE paid	0.7%	0.6%	0.2%	0.7%	0.7%	2.5%

(1)	Asbestos and environmental (A&E) reserve data includes SCOR’s estimated A&E exposures in respect of its participation in the Anglo French Reinsurance Pool, for which A&E exposures for the years shown were as follows:

•	The 2000 reserves are respectively EUR 39 million and EUR 35.5 million for asbestos and environmental. The 2000 paid claims and LAE are respectively EUR 0.8 million and EUR 0.8 million for asbestos and environmental.

•	The 2001 reserves are respectively EUR 38 million and EUR 35 million for asbestos and environmental. The 2001 paid claims and LAE are respectively EUR 2.4 million and EUR 2.2 million for asbestos and environmental.

•	The 2002 reserves are respectively EUR 30 million and EUR 28 million for asbestos and environmental. The 2002 paid claims and LAE are respectively EUR 0.8 million and EUR 0.7 million for asbestos and environmental.

(2)	The foregoing table reflects the results of an internal actuarial study, completed in 2002, with respect to the group’s asbestos exposures. Amounts are presented on a gross basis, but since most of the business is 100% retroceded, the survival ratio (ratio of reserves to average annual paid losses) is calculated both on a gross and a net basis. The 2002 asbestos survival ratio was 14 years based on gross figures and 10 years based on net figures. Taking into account the fact that some contracts were atypical, some specific pollution contracts have been excluded to calculate the environmental survival ratio: € 25 million from the € 88 million of gross claims reserves and € 27 million from the average paid losses calculated for the years 2000 to 2002 (12 + 17 + 71 = 33 - 27 = 6).

                                                                                                            3

As a result, the 2002 environmental survival ratio was approximately 11 years on a gross basis.

For the three-year period ended December 31, 2002, the amounts paid in respect of claims and LAE reflect primarily the settlement of large claims and the commutation by the Company of several policies related to one block of pollution-related business covering prior years. In 2002, the significant increase in claims and

LAE paid is mainly due to the commutation of a contract with Environmental Impairment Liability (EIL) which amounted to EUR 68 million (average exchange rate – USD 64 million).

More generally, SCOR has developed a policy of buying back its longstanding liabilities on asbestos and environmental exposures whenever the possibility exists to do so on a commercially reasonable basis, i.e., whenever SCOR determines, based on its assessment of the potential exposure of the Group based on actuarial techniques and market practices, that the terms of the final negotiated settlement are attractive in light of the possible development of future liabilities. Preference is given to selected treaties with regard to specific circumstances such as the maturity of claims, the level of claims information available, the status of cedents and market settlements. It is the intention of management that this commutation policy be further pursued and developed in 2003 and in subsequent years. It is anticipated that the policy will affect settlement patterns to a limited degree in future years, although these changes in settlement patterns are not expected to have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

SCOR’s exposure to asbestos and environmental liabilities stems from its participation in both proportional and non-proportional treaties and in facultative contracts which have generally been in run-off for many years.

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

	Year Ended December 31, 2002

	Asbestos	Environmental

Number of claims notifications with respect to non-proportional treaties and facultative contracts	7,740	9,647
Average cost per claim(1)	EUR 14,285	EUR 7,677

(1)	Not including claims that were settled at no cost, and claims of a precautionary nature not quantified in amount.

INVESTMENTS

General

SCOR’s overall investment strategy is to achieve satisfactory returns on managed assets with minimal exposure to risk. The investment strategy also reflects the structure of SCOR’s liability profile, and the duration of the assets of each subsidiary is generally established based upon the expected duration of liabilities. At December 31, 2002, the weighted average maturity of the Group’s fixed maturity portfolio was approximately 3.9 years. As a general practice, the Group does not invest in derivative securities for the purpose of managing the relative duration of its assets and liabilities. See “– Changes in Historical Reserves” for a discussion of the expected duration of the Group’s reinsurance liabilities, and the tabular summary of the Group’s fixed maturities by remaining contract maturity, set forth in Note 2 to the consolidated financial statements, for information concerning the duration of the Group’s assets. Similarly, assets are generally invested in currencies corresponding to those in which the related liabilities are denominated in order to minimize exposure to currency fluctuations. In addition, to a limited extent, the Group uses currency spot and forward contracts, as well as swap and other derivative contracts, to manage its foreign currency exposure.

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

The following table summarizes net investment income of the SCOR Group’s portfolio for 2000, 2001 and 2002. See also Note 2 to the consolidated financial statements.

Consolidated Net Investment Income

	Year ended December 31,

	2000			2001			2002

			Realized			Realized			Realized
		Pre-tax	Gains		Pre-tax	Gains		Pre-tax	Gains
	Income	Yield(1)	(Losses)	Income	Yield(1)	(Losses)	Income	Yield(1)	(Losses)

	(EUR in millions)
Fixed maturity securities	300	6.5%	42	379	6.7%	69	332	5.6%	72
Equity securities	17	3.2%	238	26	4.7%	(66)	6	15.0%	(217)
Trading equity securities	2			(56)			53
Short term and other(2)	51	1.9%	133	92	3.6%	7	122	2.6%	93
Less investment expense
Swap interest	(12)			(13)			(17)
Commercial paper expense	(4)			(3)			(8)
Administration expense	(28)			(13)			(16)
Other (including convertible debenture interest and discount)	(39)			(65)			(91)

Total	287			347			381

(1)	Pre-tax yield is calculated as investment income (including dividends in the case of equities) divided by the average of the beginning and end of year investment balances. Investment balances were at fair value, except for equities for which cost was used. To the extent applicable, investment balances were converted into euro from local currencies at year-end exchange rates.

(2)	Includes swap income of EUR 13 million in 2000, and 10 million in 2001, and 10 million in 2002. Other swap-related net income is included in realized and unrealized capital gains (and losses).

Portfolios

The following table details the distribution by category of investment of SCOR Group’s insurance investment portfolio by net book value:

Consolidated Investment Position

	2000

			2001

	Net book value as of December 31,

					2002

	)
	(EUR in millions
Fixed maturities available for sale, at fair value	5,563	75%	5,582	62%	6,107	68%
Equity securities, available for sale	757	10%	646	7%	573	6%
Equity securities, held for trading	200	3%	56	1%	0	0%
Short-term investments	301	4%	448	5%	198	2%
Other long-term investments	334	5%	358	4%	345	4%
Cash and cash equivalents	247	3%	1,927	21%	1,788	20%

Total	7,402	100%	9,017	100%	9,011	100%

See Note 2 to the consolidated financial statements for a breakdown of amortized costs and estimated fair values of fixed maturity investments by major type of security, including fixed maturities held to maturity and available for sale as of December 31, 2000, 2001 and 2002.

The following table presents the Group’s fixed maturities by counter party credit quality as of December 31, 2002:

	As of December 31, 2002

		% of total net
Rating	Net book value	book value

	(EUR, in millions)
Guaranteed by the French or European government or its agencies, or the European Union(1)	145	2%
AAA	4,181	68%
AA	763	12%
A	641	11%
BBB	222	4%
Below BBB	33	1%
Unrated	122	2%

Total	6,107	100%

(1)	Debt securities issued or guaranteed by the French government, by another European government or by the European Union, none of which are rated.

See Note 2 to the consolidated financial statements for a breakdown of fixed maturities included in the Group’s portfolio by remaining maturity as of December 31, 2002.

INFORMATION TECHNOLOGY

All branches and subsidiaries of the SCOR Group use the same information systems both for reinsurance and non-reinsurance functions. In reinsurance, OMEGA was developed in-house, for a true consistency with business requirements: group wide relationship follow-up of clients and insured, worldwide on-line facultative clearance, technical profitability of contracts, quarterly closings based on ultimate result estimates. In 2002, SCOR focused on extending standard reporting facilities and on assistance for a better use of the product. As a result, a new system was implemented to handle individual life reinsurance.

SCOR has also developed modeling and simulation tools, such as SERN for evaluating impacts of natural catastrophes, or RAROC for capital allocation and contract profitability. In addition, for non-reinsurance functions, software packages, among which the Peoplesoft solutions for human resources and finance, have been implemented everywhere across the Group.

The enterprise portal gathers and classifies unstructured data, SCOR’s rules and procedures, information on products and markets.

Thanks to the use of one global system, SCOR can provide its services in essentially the same way worldwide. Moreover, administration processes are simplified and optimized. Also, in 2002, SCOR set up new systems moving toward a progressive paperless administration: standard electronic exchanges with United States insurers and brokers, imaging and sharing all documents in the large risks activity.

Security has strongly been improved: secondary worldwide area network, new anti-virus protections, intrusion tests, disaster recovery exercises, revision of backup procedures, creation of a second European production IT center four miles away from the head-office, for a quicker recovery in case of serious damage.

In 2002, SCOR completed its Information System 2005 study, for a strategic alignment between SCOR information system and business. The Information System department, after extensive dialogue with General Management and all operational subsidiaries and corporate functions, and extensive analysis has developed a four-year plan. This plan (“Information System 2005”) focuses on the areas of risk evaluation and control and management systems.

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

French companies that are involved exclusively in reinsurance operations are subject to a reporting regime and to the regulatory control of the French Commission for the Control of Insurance (Commission de Contrôle des Assurances, or C.C.A.) pursuant to law number 94-879 of August 8, 1994. This regime was significantly modified by law number 2001-420 of May 15, 2001 regarding new economic regulations (the N.R.E. law) which has set up a regime of pre-authorization that will also apply to companies involved in reinsurance activity prior to the time of implementation. Since the regulations implementing this law have not yet been published, this new regime is not yet in force. Under the new regime, reinsurance companies must submit a file to the C.C.A., which will grant and revoke authorizations under the new regime. In this role, and reinforced by the N.R.E. law, the C.C.A. will have the authority to perform onsite audits, to place reinsurance companies experiencing financial difficulties under special supervision and to sanction reinsurance companies for violating regulations. The N.R.E. law has increased the breadth of these sanctions and will allow the C.C.A. to revoke authorizations to conduct reinsurance business. The European Commission has announced that it is preparing a proposal for a directive concerning reinsurance and that it will publish this proposal during the first half of 2003. The Group’s activities in the United States, which account for 23% of the Group’s gross premiums written as of December 31, 2002, are conducted principally through its subsidiary, SCOR Reinsurance Company, a New York corporation. This company is authorized to conduct reinsurance activities throughout the United States, with the exception of Colorado. SCOR Reinsurance Company’s reinsurance business is for the most part regulated by the insurance related provisions of the laws of the states in which it is authorized to do business. The relevant state insurance authorities are responsible for the regulation of SCOR Reinsurance Company’s business. For SCOR Reinsurance Company, the most important of these authorities is the New York Insurance Department.

Management believes that the Company and its subsidiaries are in material compliance with all applicable laws and regulations pertaining to their business and operations.

B. ORGANIZATIONAL STRUCTURE

OPERATIONS

General

The Group’s reinsurance operations are conducted through the treaty Property-Casualty reinsurance, Life/Accident & Health reinsurance, and large industrial risks operating divisions of SCOR, respectively known as Division SCOR Non-Vie, Division SCOR Vie and Division SCOR Business Solutions, as well as through ten European, North-American and Asian subsidiaries, each of which operates primarily in its regional market. The life, accident, disability, health, unemployment and long-term care operations of the Group are conducted mainly through Division SCOR Vie, which also provides support in these segments of reinsurance to Group subsidiaries, primarily SCOR Life U.S. Re, SCOR Deutschland and SCOR Italia. SCOR and its operating divisions SCOR U.S. and Commercial Risk Partners, Ltd. (CRP), accounted for 74% of the Group’s gross written premiums in 2002. The Group’s Alternative Reinsurance segment was principally conducted through CRP. IRP reinsures (as a retrocessionaire) some of SCOR’s non-Life reinsurance business on a quota share basis. The following sets forth the Group’s primary reinsurance subsidiaries as of December 31, 2002, their respective country of incorporation, and between parentheses, the main markets served by each entity:

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

C. PROPERTY, PLANTS AND EQUIPMENT

The Group owns the Company’s executive offices, consisting of 35,000 square meters located in the business center of La Defense near Paris. The Group also owns properties in Hanover (Germany), Milan (Italy) and Singapore, where its local subsidiaries have their head offices, and rents space for other subsidiaries. SCOR U.S.’s headquarters, located at the WTC in New York, were destroyed in the attacks of September 11 and have since been relocated to other facilities in lower Manhattan. SCOR believes that the Group’s facilities are adequate for its present needs in all material respects. SCOR also holds other investment properties in connection with its reinsurance operations.

Item 5. Operating and Financial Review and Prospects

A. OPERATING RESULTS

Overview – Industry Conditions

In recent years, insurance and reinsurance companies have suffered a series of unprecedented setbacks both with respect to their assets and their liabilities. Leaving aside the direct economic cost of at least USD 40 billion to the world’s insurers and reinsurance, the September 11, 2001 terrorist attacks deeply affected the industry in terms of capacity and the cost of insurance covers. Other disasters, such as the explosion at the AZF chemical plant in Toulouse on September 21, 2001, and the floods in central Europe in the summer of 2002, have also had a serious impact on the industry. In addition, insurers under-estimated risks taken on in the late-1990s, which is demonstrated by the low prices at which risks were underwritten at the time. As a consequence, in 2002, many insurers were required to set aside additional reserves to cover prior-year writings.

At the same time, companies’ assets and surplus were adversely impacted by the stock market crisis in 2001 and 2002, as the world’s major stock markets lost between 40% and 60% of their value and interest rates continued to fall. Historically, financial and underwriting cycles have been asynchronous, with investment income offsetting technical losses, and vice versa. In recent years, however, insurance and reinsurance companies’ liabilities have increased significantly, but their assets have decreased simultaneously.

As a result of these developments, major insurance companies have revised their underwriting policies and developed measures to improve risk analysis and selection, and adjust rates. They have also refocused their investment portfolio in light of falling equity markets and interest rates.

Exchange Rate Fluctuations

The following table sets forth the value of one euro in our subsidiaries’ main functional currencies, used in the preparation of the Group’s consolidated financial statements for balance sheet items (year-end exchange rates) and income statement items (average yearly rates).

	Value of one euro in each currency

	Year-end exchange rates			Average annual exchange rates
	as of December 31,			for the year ended December 31,

	2000	2001	2002	2000	2001	2002

U.S. Dollar	0.929	0.882	1.042	0.916	0.892	0.950
Canadian Dollar	1.402	1.413	1.638	1.363	1.386	1.487
British Pound	0.624	0.609	0.650	0.607	0.620	0.629
Singapore Dollar	1.608	1.636	1.809	1.582	1.604	1.693

SCOR books all its operations in approximately 100 local currencies. All these currencies are then converted into euro. The fluctuation of the main transaction currencies of the Group in comparison to the euro has an important impact on income statement items and main balance sheet items. Moreover, when a currency is not matching (i.e there is a surplus in assets or liabilities in one currency), the variation of exchange rate from one period to another has a direct impact on the foreign exchange result.

Consolidated Results of Operations

We recorded a net loss of EUR 561 million for the year ended December 31, 2002, compared to a net loss of EUR 365 million in 2001, and net income of EUR 77 million in 2000. The following discussion addresses the principal components of our revenues, expenses and other components of net income in each of those years.

Premiums

The following table sets forth the Group’s premium revenues for the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Gross premiums written
Treaty Property-Casualty	1,272	1,922	2,176
Life/Accident & Health	934	1,062	1,218
Alternative Reinsurance	615	712	467
Credit, Surety & Political Risks	201	175	123
Large Corporate accounts	333	558	930

Total	3,355	4,429	4,914

Net premiums written
Treaty Property-Casualty	1,117	1,737	1,982
Life/ Accident & Health	768	896	1,045
Alternative Reinsurance	620	710	466
Credit, Surety & Political Risks	189	161	108
Large Corporate accounts	184	216	757

Total	2,878	3,720	4,358

Net premiums earned
Treaty Property-Casualty	1,119	1,704	2,016
Life/ Accident & Health	685	852	901
Alternative Reinsurance	562	671	524
Credit, Surety & Political Risks	126	163	153
Large Corporate accounts	185	263	559

Total	2,677	3,653	4,153

Our gross premiums written increased 11% from EUR 4,429 million in 2001 to EUR 4,914 million in 2002. In 2001, gross premiums increased 32% from 2000.

In 2002, 39% of our gross premiums written originated in North America, compared to 50% in 2001 and 51% in 2000. Europe represented 45% of gross premiums written in 2002, compared to 37% in 2001 and 36% in 2000, and Asia represented 7% of gross premiums written in 2002, compared to 4% for the same period in 2001 and 5% in 2000. The strong growth of Europe (where gross premiums written increased 33% when comparing 2001 and 2002) and Asia (where gross premiums written increased 86% when comparing the same periods) was due to our targeted efforts in these markets in order to achieve a more balanced business mix.

In 2002, the Treaty Property-Casualty segment represented 44% of our gross premiums written compared to 43% during 2001 and 38% in 2000. The share of Life, Accident & Health remained stable at 25% in 2002 compared to 24% in 2001 and 28% in 2000. The share of Alternative Reinsurance and Credit, Surety & Political Risks in our total gross premiums written decreased to 10% and 3%, respectively, in 2002, compared to 16% and 4%, respectively, in 2001 reflecting our decision to suspend credit derivatives reinsurance underwriting. The share of Alternative Reinsurance and Credit, Surety and Political Risks in our total gross premiums was 18% and 6%, respectively, in 2000. The SCOR Business Solutions segment increased to 19% compared to 13% in 2001, primarily due to further increases in rates, and compared to 10% in 2000.

The increase in total gross premiums written in 2002 compared to 2001 was due to the 13% increase in Treaty Property-Casualty, our largest segment, and to the 67% increase in Large Corporate Accounts, and was partially offset by the decrease in gross premiums written in Alternate Risk Transfer (ART) and the suspension of credit derivatives reinsurance underwriting, where the Company decided to reduce its risk exposure. The significant increase in premiums in the Treaty Property-Casualty and Large Corporate Accounts lines was mainly a result of improved pricing as well as an increase in the volume of premiums written, offset in part by changes in exchange rates. The rise in total gross premiums written in 2001 compared to 2000 reflects primarily the important increase of premiums in the Property-Casualty market as a result of improved pricing conditions and market share, as well as better pricing conditions in our Large Corporate Accounts segment.

Net premiums written in 2002 totaled EUR 4,358 million, an increase of 17% compared to EUR 3,720 million in 2001, reflecting the increase in gross premiums written and a higher retention rate than in 2001. Net premiums written in 2001 marked a 29% increase from 2000. Overall, our retention rate increased from 86% to 84% to 89% when comparing 2000, 2001 and 2002. The 5-points retention increase between 2001 and 2002 was due to the exceptional cost of retrocession in 2001 because of reinstatement premiums paid following the AZF and World Trade center losses. This increase was mainly due to significantly increased retention rates for Large Corporate accounts (from 55% to 39% to 81%, respectively), and increased retention rates for Life, Accident & Health (from 82% to 84% to 86%) offset by a decrease in the retention rate for Credit, Surety & Political Risks (from 94% to 92% to 88%) and a stability for Treaty Property-Casualty (from 88% to 90% to 91%) and Alternative Risks (100% respectively for 2002, 2001 and 2000).

Revenues

Our consolidated total revenues increased 12% to EUR 4,482 million in 2002, compared to EUR 4,010 million in 2001. This revenue growth reflected a 14% increase in net premiums earned, a 9% increase in net investment income and a significant net realized loss on investments.

2001 consolidated revenues increased 19% from EUR 3,377 million in 2000 to EUR 4,010 in 2001.

Net premiums earned

Net premiums earned represented 93% of our consolidated total revenues for 2002. The overall increase in net premiums earned resulted from increases in the Treaty Property-Casualty, Life, Accident & Health and Large Corporate accounts segments of 18%, 6% and 113% respectively, while Alternative Reinsurance and Credit, Surety & Political Risks net premiums earned were down 22% and 6% respectively.

Income from investments

Our income from investments decreased 8% from EUR 357 million in 2001 to EUR 329 million in 2002.

This decrease was due to a realized loss on investments of EUR 52 million (compared to a EUR 10 million gain for 2001), which decrease was partly offset by a net investment income increase from EUR 347 million to EUR 381 million when comparing 2001 and 2002.

The increase in our net investment income was mainly due to trading equity securities (Swiss Life) accounted at fair value in 2001 and released in 2002 when SCOR participated in the capital increase of Swiss Life. When excluding Swiss Life securities (EUR 53 million), our net investment income decreased 18% from EUR 400 million in 2001 to EUR 328 million in 2002, reflecting the 2002 worldwide slow-down of financial markets. These changes are also reflected by the increase in our provisions for portfolio depreciation and in our financial expenses.

Financial expenses (net of interest expenses on swaps) for 2002 amounted to EUR 72 million, a 21% increase compared to 2001. Financial expenses for 2002 included EUR 36.3 million of interest on outstanding debt securities we issued, a 14% increase over the EUR 31.9 million recorded in 2001. This significant increase reflects the increased amount of our short-term debt securities issued and outstanding during 2002, which carried a higher interest rate. At the end of May 2002, we issued 5-year senior notes for EUR 200 million to consolidate part of our short-term debt.

Swap interest, net of swap income, was EUR 6.5 million for 2002 and EUR 3 million for 2001.

Our realized loss on investments of EUR 52 million was due to the loss accounted for EUR 98 million when subscribing the capital increase of Swiss Life and to the capital loss on the sale of other equity securities due to the generally poor conditions in the financial markets, in accordance with our strategy of reducing our equity exposure. This was partially compensated by the capital gains realized of EUR 93 million resulting of the sale, in July 2002, of our entire 35.26% stake in Coface to Natexis-Banques Populaires for a price of EUR 62 per share.

Net investment income of EUR 347 million in 2001 represented an increase of 21% from 2000.

Gross investment income of EUR 441 million in 2001 increased 19% from 2000. This increase originated primarily from income from fixed maturities, principally due to the additional volume of fixed maturities contributed by SCOR Life US Re which was accounted for 12 months in 2001 against 6 months in 2000, and from interests on deposits from SCOR U.S., partially reduced by the fair value of Swiss Life shares accounted for as trading.

Financial expenses in 2001 of EUR 94 million increased 13% from 2000. The increase is attributable to additional interest expense from step-up notes issued in mid-2000, and a loss on options on equities exercised during 2001.

Interest swap expense was EUR 13 million in 2001 and EUR 12 million in 2000. Interest swap income generated was EUR 10 million and EUR 13 million in 2001 and 2000, respectively. Interest swap expense was offset by corresponding decreases in interest income arising from counter-swap cash flows and the reinvestment of funds borrowed under the Group’s commercial paper program, primarily in short-term instruments.

Expenses

In 2002, the Group’s consolidated total expenses increased 7% to EUR 5,006 million, compared to EUR 4,693 million in 2001.

Losses incurred increased 8%, while the growth in the volume of premiums was 14%, reflecting a slower loss increase and improved underwriting conditions in 2002.

Property-Casualty losses increased 9% reflecting a loss ratio of 97% compared to 102% in 2001 and 96% in 2000. In 2001, our losses incurred were strongly impacted by the World Trade Center tragedy for EUR 215 million.

Life claims increased 2% to EUR 459 million in 2002 compared to EUR 451 million in 2001 and to EUR 283 million in 2000, mainly as the result of the inclusion, in 2002 and 2001, of SCOR Life US Re for the full year compared to 6 months in 2000.

Policy acquisition costs and commissions increased 7% to EUR 909 million in 2002, compared to EUR 848 million in 2001. This increase is close to half of the increase in premiums earned of 14% in 2002 compared to 2001 mainly due to the development of the non-proportional business and Business Solutions which have lower commission rates. Underwriting and administration expenses decreased to EUR 208 million compared to EUR 209 million in 2001.

Foreign exchange movements accounted for EUR 61 million of expenses in 2002 compared to EUR 8 million in 2001 due to the revaluation of the Euro against the US Dollar of 6.5% (average annual exchange rate) between 2001 and 2002.

Amortization of goodwill in 2002 remained consistent compared to 2001.

Other operating expense was EUR 19 million in 2002, compared to income of EUR 1 million in 2001. The level of other operating expenses in 2002 was due to reclassification of amortization of intangible assets of SCOR Life Re.

In 2002, the ratio of underwriting and administration expenses to gross premiums written was 4.2%, compared to 4.7% in 2001.

In 2001, the Group’s consolidated total expenses increased 40% to EUR 4,693 million, compared to EUR 3,359 million in 2000. Losses increased 45% due to growth in the volume of premiums as well as risks underwritten, the World Trade Center catastrophe, losses net of reinsurance of EUR 215 million, very high losses on industrial risks and additional reserves made on U.S. business for underwriting years 1998 and prior. The September 21, 2001, AZF explosions resulted in additional net losses of EUR 51 million. The Property-Casualty loss ratio rose to 104% in 2001, compared to 96% in 2000.

Life claims increased 59% to EUR 451 million in 2001 compared to EUR 283 million in 2000, mainly as the result of the inclusion of SCOR Life US Re for the full year compared to 6 months in 2000.

Policy acquisition costs and commissions increased 28% to EUR 848 million in 2001, compared to EUR 661 million in 2000. This increase is consistent with the increase in premiums earned of 36% in 2001 compared to 2000. Underwriting and administration expenses increased 29% to EUR 209 million from EUR 162 million in 2000, also reflecting the increase in premiums earned for that year.

Amortization of goodwill in 2001 remained consistent compared to 2000, and the slight increase relates to amortization of goodwill resulting from the acquisition of SCOR Life US Re.

Other operating income was EUR 1 million in 2001, compared to expenses of EUR 16 million in 2000. The level of other operating expenses in 2000 was due to an increase in defined benefit plan expense and an additional expense for potential tax liability.

Income taxes

In 2002, income taxes paid by French corporations were subject to a statutory surcharge of 3% and to an additional statutory surcharge of 3.3%, which resulted in a total rate of income tax on French corporations of 35.43%.

In 2001, income taxes paid by French corporations were subject to a surcharge of 6% and to an additional surcharge of 3.3%, which resulted in a total rate of income tax on French corporations of 36.43%.

In 2000, the additional surcharges were 10% and 3.3%, which resulted in a total rate of income tax of 37.76%.

In 2002, the Group recorded a net income tax expense of EUR 28 million compared to a benefit of EUR 273 million in 2001. This included the impact of tax on discounting tabular workers’ compensation claims for EUR 22 million in 2001 (see “Changes in accounting standards” below).

The 2002 net income tax expense resulted primarily from a tax benefit computed at the statutory rate of EUR 37 million including deferred tax benefits resulting of tax loss carry forwards, compared to EUR 219 million in 2001. It also resulted from EUR 24 million of tax exempt revenues, resulting in tax loss carry forwards that are greater than GAAP losses, and from EUR 40 million from the reduction in French corporate tax rates for 2002 and after.

At December 31, 2002, the most significant changes of the net income tax benefit are a tax profit relating to loss carry forwards for EUR 131 million and an impairment loss of EUR 138 million based on assets tax recorded in accordance with SFAS 109 due to a net loss result of our U.S. subsidiary for two years in succession. See Note 7 (Income Tax) to the consolidated financial statements.

Minority interests

Minority interests expenses was EUR 13 million in 2002 compared to EUR 1 million in each of 2001 and 2000. This increase is due to the incorporation of IRP which started to subscribe business on January 1, 2002.

Income from investments accounted for under the equity method

Income from investments accounted for under the equity method totaled EUR 4 million, both in 2002 and in 2001 and EUR 3 million in 2000.

On March 29, 2002 we sold our 35.26% stake in Coface which is no longer consolidated in our accounts and the capital gain realized in this transaction was recorded for the first half of 2002. Coface’s contribution to our net income was EUR 1 million for 2002 and 2001.

Changes in accounting standards

During 2001, SCOR U.S. adopted the practice of discounting tabular workers’ compensation claims for statutory and U.S. GAAP using an interest rate of 5%. Management believes that discounting such claims is preferable since it more closely matches revenues and expenses, better reflects the economic reality of paying the fixed amounts over a long period of time and represents a method commonly used in the industry. The effect of the change in 2001 was to increase net income by EUR 62 million before tax, and EUR 41 million after tax. To be able to compare figures, the effect of this change in 2002 would have been EUR 17 million before tax and EUR 11 million after tax.

Underwriting Results

Treaty Property-Casualty

For 2002, our Treaty Property-Casualty segment showed an increase in revenues, which reflected the recovery of the worldwide reinsurance market, and an improved combined ratio. This segment includes our proportional and non-proportional treaty classes of property-casualty reinsurance (such as property and liability, etc.) with the exception of our alternative reinsurance and credit surety businesses, which are separated segments.

The following table sets forth premium, loss and expense data, and related ratios, for our Treaty Property-Casualty segment for the periods indicated:

	Year ended December 31,

	2000	2001		2002

	(EUR, in millions)
Gross premiums written	1,272	1,922		2,176
Net premiums written	1,117	1,737		1,982
Net premiums earned	1,119	1,704		2,016
Net loss and LAE	1,176	1,693	(2)	1,797	(2)
Net commissions and expenses(1)	399	553		590
Underwriting profit (loss)	(455)	(542)		(371)
Loss ratio	105%	99%		89%
Expense ratio(1)	35%	32%		29%
Combined ratio	140%	132%		118%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.

(2)	Includes EUR 62 million in 2001 and EUR 17 million in 2002 profit effect of change in accounting principles: discounting workers’ compensation reserves of SCOR U.S.

Gross premiums written increased by 13% in 2002 compared to 2001. This was a result of improved pricing and underwriting conditions and was consistent with our expectation of a cyclical upturn. Premium income trend is reflecting a strict approach to underwriting, focusing on profitable activities and restructuring the portfolio. During 2002, SCOR focused on short-to-medium tail business: Property accounted for 52% of the Treaty Property-Casualty segment in 2002, compared to 41% in 2001, Casualty accounted for 42% in 2002, compared to 54% in 2001.

Retention levels for our Treaty Property-Casualty business increased to 91% for 2002, compared to 90% for 2001.

Net premiums earned for 2002 increased 18% compared to 2001, reflecting the increase of premium volume, which mainly affected the property, transportation and construction businesses, as well as the increase in retention levels. The higher increase in net premium earned (18%) compared to net premium written (14%) is also reflecting the increase in short tail risks in the portfolio.

The combined ratio declined from 132% to 118% from 2001 to 2002, due to decreases in the loss ratios.

Loss and loss adjustment expenses increased 6% in 2002 compared to 2001, reflecting the increase in net premiums earned. The loss ratio decreased by 10 points, to 89% for 2002, from 99% for 2001, mainly due to a 29 point decrease of the Property branch.

In 2002, we were impacted by floods in Central Europe which produced a pre-tax loss net of retrocession of EUR 94 million. We also reinforced our reserves on the SCOR U.S. portfolio by EUR 154 million to cover underwriting years from 1998 to 2001 and added EUR 15 million to reserves for pollution in order to allow for adverse developments in U.S. jurisprudence.

Commissions and expenses increased 7% in 2002, reflecting the 13% increase in gross premiums written.

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

Loss and loss adjustment expenses increased 44% in 2001 from 2000. Although the loss ratio in 2001 decreased by 6 points to 99% (105% in 2000), its level remained particularly unsatisfactory. Together with the World Trade Center tragedy, an unprecedented catastrophe in the history of insurance, our results were also affected by the need to reinforce our reserves on U.S. treaties regarding prior accident years (from 1997 to 1999, the low point of the previous cycle). Furthermore, we faced an unexpected exceptional number of high loss declarations from cedents, especially at year-end.

We were affected by no major natural catastrophes in 2001.

Commissions and expenses increased 40% in 2001 from 2000, generally reflecting the increase in earned premiums of 52%.

Life/Accident & Health

The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Life/ Accident & Health segment for the years indicated:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Gross premiums written	934	1,062	1,218
Net premiums written	768	896	1,045
Net premiums earned	685	852	901
Net loss and LAE	516	687	663
Net commissions and expenses(1)	250	266	312
Underwriting profit (loss)	(81)	(101)	(74)
Loss ratio	75%	81%	73%
Expense ratio(1)	36%	31%	35%
Combined ratio	113%	112%	108%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.

Gross premiums written in 2002 were EUR 1,218 million, a 15% increase from 2001. Much of the increase in premiums derived from the new product Long Term Care developed in France and the continuing development of Provident products. In 2001, the newly acquired operations of Sorema N.A., included in the second half of the year in SCOR’s Life/Accident & Health portfolio, had no significant influence on the overall 2001-premium progression.

Gross premiums written in 2001 were 14% higher than in 2000 reflecting the first full-year contribution of SCOR Life US Re, partly offset by the cessation of the health business underwritten in North America, as well as growth in Europe with respect to savings products, health spending and the emergence of demand for Provident product.

Net premiums written increased 17% in 2002 from 2001, and 16% in 2001 from 2000, in the same proportion as gross premiums written. The retention rate in 2002 was 86% as compared to 84% for 2001 and 82% in 2000. In 2002, as in 2001, the retention rate increase was due to the underwriting of new large contracts with a high retention rate.

Net premiums earned increased 6% in 2002 from 2001. This lower increase registered in net earned premiums compared to net written premiums mainly reflected the development of Long Term Care and Provident products where unearned premium reserves increased significantly between 2001 and 2002.

Net premiums earned increased 24% in 2001 from 2000. This stronger increase registered in net earned premiums compared to net written premiums mainly reflected the full year activity of SCOR Life US Re.

The net loss ratio in 2002 was 73% compared to 81% in 2001 and 75% in 2000. The loss ratio decreased partly due to the halt in underwriting of U.S. Health business and the significant reduction of Health underwriting outside the United States and to the exceptional losses due to the World Trade Center tragedy.

In 2002, commissions and expenses increased 17% from 2001 in line with the increase in net premiums written. In 2001, the commissions and expenses ratio decreased by 7% from 2000. This decrease resulted from, on the one hand, the increase of net earned premium, and, on the other hand, the acquisition of new large contracts.

Alternative Reinsurance

The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Alternative Reinsurance segment, principally conducted through CRP, for the years indicated:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Gross premiums written	615	712	467
Net premiums written	620	710	466
Net premiums earned	562	671	524
Net loss and LAE	523	655	714
Net commissions and expenses(1)	63	92	61
Underwriting profit (loss)	(24)	(76)	(251)
Loss ratio	93%	98%	136%
Expense ratio(1)	12%	14%	12%
Combined ratio	105%	111%	148%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.

Gross premiums written in 2002 decreased by 34% to EUR 467 million compared to EUR 712 million in 2001, reflecting our strategy to stop underwriting of this class of business in January 2003, after reducing it since the first half of 2002.

The loss ratio increased to 136% in 2002 compared to 98% in 2001. In November 2002, we announced an increase in reserves for CRP of EUR 141 million, chiefly in respect of finite prospective worker’s compensation business written in 1999 and 2002. An additional allowance of USD 54 million was established at September 30, 2002 for underwriting years prior to 2002.

Net commissions and expenses decreased by 34% to EUR 61 million compared to EUR 92 million reflecting the decrease in premiums written of 34% and the new CRP organization which reduced management expenses by 26%.

Gross premiums written in 2001 increased by 16% to EUR 712 million compared to EUR 615 million in 2000, reflecting the growth in workers compensation’s premiums underwritten in the US. The 5 points loss ratio increase between 2000 and 2001 is due to the deterioration of US Casualty business.

Credit, Surety & Political Risks

The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Credit, Surety & Political Risks segment for the years indicated:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Gross premiums written	201	175	123
Net premiums written	189	161	108
Net premiums earned	126	163	153
Net loss and LAE	101	115	278
Net commissions and expenses(1)	47	52	39
Underwriting profit (loss)	(22)	(4)	(164)
Loss ratio	80%	71%	182%
Expense ratio(1)	37%	32%	25%
Combined ratio	116%	103%	208%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.

Our credit and surety business consists essentially of our surety business outside of the United States, as well as credit derivatives reinsurance, which consists of insuring commitments of financial institutions against the risk of default of their borrowers.

Credit, surety and political risks written premiums decreased by 30% to EUR 123 million in 2002, as a result of a reduction in our U.S. surety book, the economic slowdown in the United States, and the decision to stop underwriting in credit derivatives in November 2001. Although loss experience was much higher than the earlier years, in the wake of a number of bankruptcies, Swissair and Enron noticeably, our credit portfolio suffered relatively little from the business failures recorded, and thus posted positive results. In November 2002, EUR 30 million was added to the reserves to cover reinsurance for credit derivatives.

Gross premiums written decreased 13% in 2001 to EUR 175 million compared to EUR 201 million for 2000 due to the decision to stop underwriting in November 2001. The loss ratio decreased to 71% in 2001 compared to 80% in 2000, reflecting the important loss experience in US Credit and Surety business in 2000.

Large Corporate Account (SCOR Business Solutions)

The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Large Corporate Account segment for the years indicated:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Gross premiums written	333	558	930
Net premiums written	184	216	757
Net premiums earned	185	263	559
Net loss and LAE	170	423	462
Net commissions and expenses(1)	60	95	139
Underwriting profit (loss)	(45)	(255)	(42)
Loss ratio	92%	161%	83%
Expense ratio(1)	36%	36%	25%
Combined ratio	128%	197%	107%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.

Gross premiums written increased 67% in 2002 to EUR 930 million compared to EUR 558 million for 2001 and 67% in 2001 from 2000. SCOR’s Business Solutions Division profited from the very significant rate recovery seen in large-line risks in 2002. This recovery began in the property damage sector in the United States, in 2000, and was accelerated by the September 11, 2001 events, before spreading to all markets and classes.

Net premiums written in 2002 did not increase from 2001 in the same proportion as gross premiums written, because the retention rate increased to 81% in 2002 from 39% in 2001 and 55% in 2000 mainly due to the cancellation of certain proportional retrocession contracts. Moreover, in 2001 the cost of retrocession was exceptionally high because of reinstatement premiums paid for AZF and World Trade Center losses.

Net premiums earned increased in 2002 from 2001 in the same proportion as the net premiums written. Net premiums earned increased 42% in 2001 from 2000.

The loss ratio decreased significantly, to 83% in 2002 compared to 161% in 2001 and 92% in 2000. Loss experience on large corporate accounts, both major industrial and natural catastrophe losses, was exceptionally low in 2002. In energy and utilities, after a series of major disasters in 2000 and 2001, this sector experienced a recovery in 2002. In the new technologies sector, satellite launch activity was strong in 2002, with no failures in the first half of the year. The final quarter, however, brought a succession of setbacks with the ASTRA 1K (failure of the Proton launch vehicle) and Hot Bird 7/Stentor (with the failure of Ariane 5).

The 2001 loss ratio increased 18% as compared to 2000 due to claims in connection with the World Trade Center tragedy and the explosion at the AZF plant claims in the large corporate risks business.

Net commissions and expenses increased 46% in 2002 compared to an increase of 50% in 2001 mainly due to the increase in premiums.

The commission ratio (net commissions and expenses expressed as a percentage of earned premiums) decreased to 25% in 2002 compared to 36% in 2001, mainly due to the combination of an increase in market prices and a reduction in the premiums ceded. The commission ratio was stable between 2000 and 2001.

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

The Group’s balance of cash and cash equivalents was EUR 1,788 million at December 31, 2002, compared to EUR 1,927 million at December 31, 2001, and EUR 247 million at December 31, 2000.

The significant cash flow increase between 2000 and 2001 reflected the anticipation of a possible increase in claims payments following the AZF and World Trade Center catastrophes. The Group intends to place cash available at December 31, 2002 in bonds once long-term interest rates start rising.

The consolidated statement of cash flows for the year ended December 31, 2001 included SOREMA since July 1, 2001 and the consolidated statement of cash flows for the year ended December 31, 2000 included SCOR Life US Re from July 1, 2000.

Net cash provided by operations was EUR 269 million in 2002, compared to net cash provided of EUR 9 million in 2001 and net cash used of EUR 216 million in 2000.

In 2002, the technical provisions increase for claims (EUR 467 million) and unearned premiums (EUR 192 million) was a result of developments in our activities. In particular, the higher increase in losses and LAE reserves than in unearned premium reserves was due to the high loss ratios in Alternative Reinsurance and in Credit, Surety and Political Risks. We recently readjusted our reserves related to certain reinsurance contracts in the United States prior to 2001. Likewise, we readjusted our reserves, due particularly to an increase in claims related to certain credit derivatives reinsurance contracts largely caused by the worsening of the condition of certain debtors, to certain events related to the Program Business of SCOR U.S. and to the high claims rate of certain contracts covering workers compensation in the United States underwritten by our Bermudan subsidiary CRP.

Changes in assets and liabilities created a net use of cash of EUR 116 million in 2002. This is a result of a strong increase (EUR 525 million) in deposits with ceding companies (mainly due to Life deposits and a stronger need of guarantees from the cedent due to the downgrade of our ratings) and in receivable on sundry debtors and creditors, compensated by a decrease in accrued reinsurance balance payable (EUR 409 million) due to a decrease of our estimates taking into consideration the ceding accounts receipt.

In 2001, the components of operating cash-flows reflected the rise in Property-Casualty, Alternative Reinsurance and Large Corporate Accounts premiums offset by the increase in paid claims due to major losses occurred in 2001. The increase in reserves, mainly for the World Trade Center and AZF catastrophes and very high losses on industrial risks and in treaty reserves due to additional reserves made on U.S. business for underwriting years 1998 and prior, reflects an increase in loss and LAE reserves, net, of EUR 772 million. The increase in Property-Casualty and Alternative Reinsurance and Large Corporate Accounts premiums written was reflected through a change in accrued reinsurance balance, gross, of EUR 306 million.

Net cash used by investing activities was EUR 523 million in 2002, compared to cash provided of EUR 846 million in 2001. For 2002, transactions in fixed maturities resulted in a net purchase of EUR 1,227 million while transactions in equity securities resulted in a net sale of EUR 253 million. The sales of our shares of Coface led to an inflow, net of expenses, of EUR 275 million.

In 2001, transactions in fixed maturities resulted in a net sale of EUR 1,261 million. The sales were made to raise liquidity for future payments for the World Trade Center claims. Transactions in equity securities resulted in a net sale of EUR 465 million. Investments in reinsurance companies resulted in a net purchase, representing the purchase of Sorema SA.

Net cash provided in investing activities was EUR 163 million in 2000. Net sales of fixed maturity securities were EUR 193 million. Transactions in equity securities resulted in a net purchase of EUR 49 million. Proceeds from sales of investments in consolidated companies included the partial sale of our interest in COFACE. Investment in reinsurance companies represented assets net of cash from the acquisition of SCOR U.S. Life Re.

Cash provided by the Group’s financing activities was EUR 307 million in 2002, compared to EUR 742 million in 2001. The 2002 cash provided is mainly explained by the issuance of new shares due to the December 2002 company capital increase which resulted in an increase of our resources of EUR 363 million.

As part of its ongoing short and medium term debt management strategy, SCOR finalized in May 2002 the placement of a 5-year, 5.25% senior notes issue. The Group sold EUR200 million of notes, due on June 21, 2007, at a yield to maturity of 5.395%, i.e. with a spread of 45 basis points over Mid-swap. This offering lengthened the average duration of SCOR’s outstanding debt. The issue was used entirely to consolidate part of SCOR’s existing commercial paper program and did not alter the Group’s overall debt ratio.

In 2001, proceeds from borrowings of EUR 774 millions, net of repayments of EUR 491 million, represented principally the issuance in 2001 of commercial paper for future payments of World Trade Center related claims. Additionally, an amount of EUR 174 million was invested by minority shareholders of IRP.

Cash provided by the Group’s financing activities was EUR 84 million in 2000. Proceeds from borrowings of EUR 526 million, net of repayments of EUR 369 million, represented principally the issuance in 2000 of EUR 100 million of subordinated debt, and amounts drawn on the notes payable and commercial paper program.

At December 31, 2002, the Group had approximately EUR 100 million available in unused short and long-term credit lines, compared to EUR 640 million for 2001 and EUR 671 million for 2000. For additional information, see below under “– Off Balance Sheet Transactions”.

On April 17, 2002, SCOR announced the issuance of HORIZON, a USD 112 million index-linked securitization of liabilities (in excess of a USD 100 million retention) designed to lower its risk profile in Credit Reinsurance. This securitization is fully backed by Aaa-rated assets. This coverage is linked to Moody’s A and Baa ratings indices which comprise weighted credit risk populations rated between A1 and Baa3. The indices were picked for their match with the credit exposures SCOR is seeking to protect in terms of quality, geographic diversity and range of sectors.

At December 31, 2001, EUR 381 million of this amount consisted of confirmed back-up credit lines related to the commercial paper program provided by several French and German banks at a commitment fee not higher than 1/16th of 1% and a drawing cost not higher than 3/16th of 1% over EURIBOR, subject to certain limited exceptions. At the same dates, EUR 250 million was represented by back-up credit facilities with several banks at commitment fees ranging from 1/10th to 5/32nd of 1% and at drawing costs of 3/16th of 1% over EURIBOR.

Taking into consideration the company’s equity and guaranties given to the financial institutions, SCOR believes that its working capital is sufficient for its present requirements.

C. OFF-BALANCE SHEET TRANSACTIONS

We enter into off-balance-sheet arrangements in the ordinary course of business both on our own behalf and on behalf of our customers. Off-balance-sheet arrangements we enter into for our own behalf generally consist of OTC and other derivative instruments, and are described in Note 14 to the Consolidated Financial Statements.

Off-balance-sheet arrangements we enter into for our clients consist of letter of credit (LOC) transactions where we provide LOC coverage for all or part of our reinsurance obligations to ceding companies, or where similar coverage is provided to us by our retrocessionaires. These transactions are entered into in the ordinary course to comply with ceding companies’ credit or regulatory requirements. We also pledge some securities as collateral in order to guarantee the payment of cedents’ reserves. The following table sets forth our off-balance-sheet engagements at December 31, 2000, 2001 and 2002:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Commitments received
Unused credit lines	671	640	100
Endorsements and sureties	–	2	1
Finance leases	–	–	59
Letters of Credit	250	78	1,262
Other commitments	–	–	1

Total	921	720	1,423

Commitments given
Endorsements and sureties	5	2	1
Finance leases	33	5	120
Letters of Credit	1,012	1,459	1,085
Repos and equivalents	–	–	–
Collateralized securities	629	795	2,583
Other commitments	20	27	23

Total	1,699	2,288	3,812

We are not aware of factors relating to the foregoing off-balance-sheet arrangements that are reasonably likely to adversely affect liquidity trends or the availability of or requirements for capital resources. As of December 31, 2002, there were no material additional financial commitments required from Group companies in respect of such arrangements.

•	At the end of December 2002, SCOR Group had unused credit lines of EUR 100 million and letters of credit of EUR 1,262 million.

•	In December 2002, SCOR signed two agreements with a number of banks concerning EUR 100 million in confirmed credit lines and EUR 864 million (USD 900 million) in letters of credit. In addition to customary covenants, events of default, and other provisions, the agreements include the following provisions:

•	SCOR has pledged shares in its subsidiaries for a value of EUR 199 million in order to guarantee the commitment received from banks to provide EUR 100 million in short-term credit.

•	The commitment received from banks to provide EUR 864 million in letter of credit is covered by various guarantees given to the banks, that is:

•	available-for-sale shares pledged for a value of EUR 403 million (USD 420 million)

•	granting of a senior mortgage for EUR 97 million on the SCOR headquarters building

•	subsidiaries’ shares pledged for a value of EUR 774 million.

•	Under the terms of these contracts, SCOR is required to put up additional guarantees (French Government OAT bonds) to make good the shortfall if the value of the pledged shares of subsidiaries falls by more than 10%, or if a mortgaged building is sold. In addition, in the event of the sale of assets outside the ordinary management of its available-for-sale portfolio, or if exceptional gains are booked, SCOR is required to assign 10% of the resulting proceeds to the guarantee given to the banks under the EUR 100 million short-term facility, and 90% in respect of the letters of credit contract, in the form of pledged French Government OAT bonds.

The banks have reserved the right to suspend the right to draw on their credit lines if SCOR’s S&P credit rating falls below BBB-. At the same time, SCOR has pledged, under these two contracts, to disclose the following information to the banks:

•	disclosure of parent company financial statements (annual, half-yearly and quarterly) within the stipulated deadlines.

•	notification within 20 days of any changes in the company’s decision-making bodies or the Statutory Auditors.

•	notification without delay of major events and any claim on the company exceeding USD 50 million.

•	notification of any exceptional income or disposal made by SCOR or by a pledged subsidiary.

Moreover, a commitment of EUR 152 million was given by Natexis Bank, which is guaranteed in full by a trust fund listed under commitments given. Another EUR 114 million trust fund has been established to guarantee the new business underwritten by SCOR U.S.

For additional information on the financing agreements of SCOR described above, you should read Exhibit 4.

D. CONTRACTUAL OBLIGATIONS

The following table sets forth the schedule of repayments of SCOR’s long-term debt as of December 31, 2002:

Payment
Year	(EUR, in millions)

2003	43
2004	–
2005	247
2006	–
2007	224
Thereafter	256

Total long-term debt	770

For more information, see Note 6 to the financial statements.

E. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES

See “Item 4.B – Business overview – Information technology.”

F. TREND INFORMATION

See “Item 4.B – Business overview” and “Item 5.A – Operating results.”

G. CRITICAL ACCOUNTING POLICIES

SCOR’s consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to the recognition of premium income, the establishment of technical insurance reserves, the recording of deferred acquisition costs and the determination of the fair value of financial assets. In each case, the determination of these items is fundamental to our financial condition and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these matters necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, as the use of different assumptions or data could produce materially different results.

Technical Reserves.

Our insurance provisions, or technical reserves, represent estimates of future payouts that we will make in respect of our Property-Casualty and Life reinsurance claims, including expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts known to us at the time provisions are established, and are periodically adjusted to recognize the estimated ultimate cost of a claim. As a reinsurance company, our reserve estimates are largely based on information received from our ceding companies, which are in turn dependent on information received from their underlying insureds, with the result that a significant amount of time can lapse between the assumption of risk on our part, and the ultimate payment of a claim on a covered loss event. In addition, we establish “IBNR” reserves in our Property-Casualty business to recognize the estimated cost of losses that have occurred but about which we do not yet have notice. The establishment of our technical reserves is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs. Reserves are calculated on the basis of their ultimate cost undiscounted, except for workmen’s compensation, which are discounted in accordance with reinsurance industry practice. In our Life reinsurance business, the technical reserves for life benefits that we establish are based on information received from our ceding companies, together with actuarial estimates concerning mortality and morbidity trends. We have assessed that, as far as the evaluation of our technical reserves was concerned, the World Trade Center tragedy was considered as one event only. See also “Item 8 – Financial Information – Legal Proceedings” and Note 1.14 to the consolidated financial statements.

Premiums.

Management must make judgments about the ultimate premiums written by the Group. Due to lags in the reporting of premium data by our ceding company clients, our reported premiums written are based on reports received from ceding companies, supplemented by our own estimates of premiums written for which ceding company reports have not been received. Property-Casualty and Life premiums recorded in the year correspond to the estimated premiums anticipated at the time of writing the contract. This is regularly reviewed in the course of the year to adjust for possible modifications in premiums paid under the contract. An unearned premium reserve is calculated, either on a time apportioned contract-by-contract basis, or using a statistical method when this yields as a result close to that obtained via the contract-by-contract method. See also Note 1.7 to the consolidated financial statements.

Amortization of Deferred Policy Acquisition Costs.

We amortize our deferred policy acquisition costs (DAC) for life business based on a percentage of our expected gross profits (EGPs) over the life of the policies. Our estimated EGPs are computed based on assumptions related to the underlying policies written, including the lives of the underlying policies, and, if applicable, growth rate of the assets supporting the liabilities. We amortize deferred policy acquisition costs by estimating the present value of the EGPs over the lives of the insurance policies and then calculate a percentage of the policy acquisition cost deferred as compared to the present value of the EGPs. That percentage is used to amortize the deferred policy acquisition cost such that the amount amortized over the life of the policies results in a constant percentage of amortization when related to the actual and future gross profits.

Because the EGPs are only estimates of the profits we expect to recognize from these policies, the EGPs are adjusted at each balance sheet date to take into consideration the actual gross profits to date and any changes in the remaining expected future gross profits. When EGPs are adjusted, we also adjust the amortization of the DAC amount, if applicable, either to maintain a constant amortization percentage over the entire life of the policies (FAS 97 products), or to take into account the absence of future profits (FAS 60). For 2002, we have not materially changed the weighted average expected life of the policies. The present value of the future profits acquired in the context of the purchase of SCOR Life Re US is determined in a similar manner. See Note 1.8 to the consolidated financial statements.

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

Deferred Tax.

The deferred tax assets and liabilities on the consolidated balance sheets reflect timing differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. See Note 7 (Income Tax) to the consolidated financial statements for significant components of the Group’s deferred tax assets and liabilities.

SFAS 109 requires the establishment of a valuation allowance for deferred income tax benefits if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes, based on the Group’s historical record of generating taxable income and its expectations of future earnings, that the Group’s taxable income in future years will be sufficient to realize the deferred tax benefits, which are reflected on its consolidated balance sheet as of December 31, 2002. Management believes certain tax planning strategies exist, including its ability to alter the mix of its investment portfolio to taxable investments from tax-exempt investments, which could be implemented if necessary to ensure sufficient taxable income to realize fully its deferred income tax benefits.

At December 31, 2002, we had EUR 214 million of deferred tax assets related principally to domestic and United States domiciled loss carry forwards that expire between 5 or 7 years (2006 – 2008), for which no valuation allowance has been recorded. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal forecasts. Based on these projections, we estimate that the loss carry forwards will be fully utilized prior the expiration of the loss carry forwards. Estimates of future earnings are based on an increase in reinsurance rates, and the absence of major catastrophes like those experienced in 2002. Should the pretax book income and taxable income instead remain at 2002 levels due to an occurrence of other catastrophes, a valuation allowance would be required.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

In accordance with French law governing a société anonyme, the principal responsibility of the board of directors is to determine the guiding principles of the company’s business plan and strategy and to monitor their application. The Chairman and Chief Executive Officer has full executive authority to manage the affairs of the Company, subject to the prior authorization of the board of directors or of the Company’s shareholders for certain decisions as required by law.

Board of Directors

Under French law, the board of directors prepares and presents the year-end accounts of the Company to the shareholders and convenes shareholders’ meetings. In addition, the board of directors reviews and monitors SCOR’s economic, financial and technical strategies. French law provides that the board of directors be composed of no fewer than three and no more than eighteen members. The actual number of directors must be within such limits and may be provided for in the statuts, or bylaws, or determined by the shareholders at the annual general meeting of shareholders. The board of directors cannot increase the number of members of the board.

At December 31, 2002, the Company’s board of directors consisted of fifteen members, including two employee directors. At its meeting on March 31, 2003, SCOR’s board of directors decided to submit to the general shareholders’ meeting proposals regarding changes in the membership of the board, as recommended in January by Allan Chapin, a non-executive director. The Company’s shareholders’ meeting held on May 15, 2003, approved the proposals and adopted resolutions reducing the Company’s employee-elected directors from two to one, nominating two non-voting directors, and electing new directors. Under the Company’s statuts, each director must own at least one share in the Company throughout his entire term of office. Under French law a director, other than an employee director, may be an individual or a corporation, but the Chairman must be an individual. Currently, each of the Company’s directors is an individual. The employee director is currently elected for a three-year term by the Company’s and its French subsidiaries’ employees and each voting director is elected for a six-year term. Directors may not hold office after the age of 72 under the Company’s charter. A director reaching the age of 72 while in office has to retire at the expiry of the term of office, as determined at the general meeting of shareholders. Non-employee directors are elected by the shareholders and serve until the expiration of their respective term, or until their resignation, death or removal, with or without cause, by the shareholders. Vacancies, which exist in the Board of Directors, may, under certain conditions, be filled by the Board of Directors, pending the next shareholders’ meeting.

Directors are required to comply with applicable law and SCOR’s statuts. Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of the Company’s statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.

The following table sets forth the names of the directors of SCOR at December 31, 2002, their positions with SCOR and their principal business activities performed outside SCOR, the dates of their initial appointment as directors and the original expiration dates of their term in office.

				Proposed
		Position at SCOR at December 31, 2002,	Initially	term
Name	Age	and business activities outside SCOR	appointed	to expire

Denis Kessler(1)	51	Chairman and Chief Executive Officer; Director of BNP Paribas S.A. (France)	11/4/02	2008
Jean Baligand(2)	53	Vice Chairman and Director; President of the board of directors of the Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) (France)	9/4/01	2006
Michèle Aronvald	44	Employee-elected Director	8/30/01	2003
Jean-Antoine Chabannes(1)	64	Director; Chairman, Swiss Life (France)	11/18/96	2004
Allan Chapin, Esq.(2)(3)(4)	61	Director; Managing partner, Compass Partners International LLC (New York, U.S.A.)	5/12/97	2003
Georges Chodron de Courcel (3)	52	Director; Member of the Executive Committee, Senior and Executive Vice President, Corporate and Investment Banking, B.N.P. PARIBAS (France)	5/9/94	2006
Jacques Giraud(1)	55	Director; Executive Vice president, Caisse Centrale des Assurances Mutuelles Agricoles (C.C.A.M.A) (France)	9/4/01	2008
John Harbour	57	Director; retired; Member of the transition office of financial sector management, Government of Québec	11/18/96	2004
Daniel Havis	47	Director; Chairman and Chief Executive Officer, MATMUT (Mutuelle Assurance de Travailleurs Mutualistes) (France)	11/18/96	2008
Serge Osouf(5)	59	Director; Permanent Representative of SCOR at Coface S.A. (France)	11/18/96	2003
Patrick Peugeot(1)(4)	65	Director, Honorary Chairman; Chairman and Chief Executive Officer of La Mondiale (France)	8/30/94	2006
Luc Rougé	50	Employee-elected Director	6/30/94	2003
Jean Simonnet(1)(4)	66	Director; Chairman, La MACIF (France)	3/2/99	2008
Alain Tempelaere(2)	68	Director; Chairman, – Caisse Mutuelle d’Assurances et de prévoyance (AREAS-CMA) (France)	5/12/97	2003
Francesco Torri	63	Director; Managing Director and Chief Executive Officer of Toro Assicurazioni SpA (Italy)	11/18/96	2004

(1)	In replacement of Jacques Blondeau, with effect from November 4, 2002 – Member of the Strategic Committee.

(2)	Member of the Audit and Ethics Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Selection Committee.

(5)	Serge Osouf was replaced by Patrick Thourot, with effect from January 23, 2003.

The following table sets forth the current composition of the Company’s board of directors. In addition to the persons named below, an employee representative is expected to be appointed during 2003 as board member:

				Proposed
		Current position at SCOR	Initially	term
Name	Age	and business activities outside SCOR	appointed	to expire

Denis Kessler(1)	51	Chairman and Chief Executive Officer; Director of BNP Paribas S.A. (France)	11/4/02	2007
Jean Baligand(1)	53	Vice Chairman and Director; President of the board of directors of the Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) (France)	9/4/01	2009
Daniel Lebègue(1)(2)(3)	60	Director; Former Chief Executive, Caisse des Dépôts et Consignations	5/15/03	2009
André Lévy-Lang(1)(3)(4)	65	Director; Former Chairman, Paribas	5/15/03	2009
Claude Tendil(1)(2)	57	Director; Chairman and Chief Executive Officer, Generali France	5/15/03	2007
Jean-Claude Seys(1)	64	Director; Chairman and Chief Executive Officer, MAAF, Les Mutuelles du Mans, and COVEA	5/15/03	2009
Yvon Lamontagne(2)	63	Director; Non-executive director of several companies, including Hydro Quebec, etc., former Chairman, Boreal Assurance	5/15/03	2007
Carlo Acutis(2)	64	Director; Vice-Chairman, La Vittoria Assicurazioni, former Chairman of the Comité Européen des Assurances (European Federation of National Insurance Associations)	5/15/03	2009
Herbert Schimetscheck(2)	65	Director; Chairman of the Management Board, Uniqa International, and former Chairman of the Comité Européen des Assurances	5/15/03	2007
Daniel Havis(2)	47	Director; Chairman and Chief Executive Officer, MATMUT (Mutuelle Assurance de Travailleurs Mutualistes) (France)	11/18/96	2008
Jean Simonnet(2)	66	Director; Chairman, La MACIF (France)	3/2/99	2005
Allan Chapin, Esq.(4)	61	Director; Managing partner, Compass Partners International LLC (New York, U.S.A.)	5/12/97	2005
Daniel Valot(1)	58	Director; Chairman of the Management Board, Technip-Coflexip	5/15/03	2007
Antonio Borges(2)(3)	53	Director; Vice-Chairman and Managing Director, Goldman Sachs International	5/15/03	2007

(1)	Member of the Strategic Committee.

(2)	Member of the Risks Committee.

(3)	Member of the Accounts and Audit Committee.

(4)	Member of the Compensation and Nominations Committee.

In addition, two non-voting directors were elected for a two-year term:

–	Georges Chodron de Courcel, 53, Member of the Executive Committee, BNP-Paribas, who was also appointed as member of the Risks Committee and the Compensation and Nominations Committee.

–	Helman Le Pas de Secheval, 37, Chief Financial Officer, Groupama, who was also appointed as member of the Risks Committee and the Accounts and Audit Committee.

As recommended in the evaluation carried out in January 2003, the new board of directors comprises:

–	a majority of non-executive directors. The newly-elected board considers eleven of its fifteen members to be independent, namely Messrs. Acutis, Borges, Chapin, Havis, Lamontagne, Lebègue, Lévy-Lang, Schimetscheck, Simonnet, Tendil and Valot. This evaluation was based on the criteria laid down in the 2002 Bouton Report in France and the recommendations of the NYSE in the United States;

–	a greater diversity of expertise. In addition to experts drawn from the insurance and reinsurance sector, the newly-elected board of directors has more members representing the world of finance and industry,

–	a more international perspective, with directors from Italy, Portugal, Austria, Canada and the United States, and directors with extensive international experience.

Business experience of SCOR’s newly-elected board of directors:

Denis Kessler

After seven years in the insurance field, as Chairman of the Fédération Française des Sociétés d’Assurance (FFSA), then Managing Director and member of the Executive Committee of AXA, Denis Kessler worked for the MEDEF (French Business Confederation), where he was First Vice-Chairman from 1998 to 2002. He then joined SCOR as Chairman and Chief Executive Officer of the Group on November 4, 2002.

Jean Baligand

Jean Baligand’s main position over the last five years was as Chairman of the Board of directors of la Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA). Among other responsibilities, Mr. Baligand also serves as Chairman/ Member of the Supervisory Board of some Groupama branches and Director of the Caisse Centrale de Réassurance (CCR).

Daniel Lebègue

From 1988 to 2002, Daniel Lebègue was Chief Operating Officer of la Caisse des Dépôts et Consignations, Chairman of the Supervisory Board of CDC IXIS et Chairman of Eulia. He currently is Director of various industrial companies.

André Lévy-Lang

André Lévy-Lang was Chairman of the Management Board of Paribas from 1990 to 1999 and is now Director of various companies, notably Assurances Générales de France (AGF) and Schlumberger.

Jean-Claude Seys

Mr. Seys has worked mainly in the insurance field. He was appointed Chairman and Chief Executive Officer of MAAF in 1992, Chief Executive Officer of the Mutuelles du Mans (MMA) in 1998 and Chief Executive Officer of COVEA in 1999. Mr. Seys currently holds numerous non-executive positions in France and abroad, notably in companies like MMA, MAAF or OFIVALMO.

Yvon Lamontagne

Yvon Lamontagne served as Chairman and Chief of Management of Boreal Assurances (now AXA) before he retired in 1995. Mr. Lamontagne lives in Québec and holds various non-executive positions in local companies, notably in Canadian branches of insurance/ reinsurance companies (such as SCOR and AXA).

Carlo Acutis

The principal position of Carlo Acutis is as Vice Chairman of Vittoria Assicurazioni S.p.A. Most of his other responsibilities as Chairman or Member of the Board are based in Italy, where he lives. Moreover, he is active in the international insurance market, notably as member of the Comité Européen des Assurances (C.E.A – of which he was Chairman from 1962 to 1966) and member of the Board of the Geneva Association.

Herbert Schimetschek

From 1997 to 2000, Herbert Schimetschek was Chairman of the Conseil Européen des Assureurs, then until June 2000, Vice Chairman of the Austrian Insurance Companies Association and from 1999 to 2001, Chairman of the Management Board and Chief Executive Officer of UNIQA Versicherung S.a. He currently has numerous non-executive positions in insurance or bank companies in Austria, where he lives.

Daniel Havis

The principal position of Daniel Havis is as Chief Executive Officer of the Mutuelle Assurance de Travailleurs Mutualistes (MATMUT). Among other appointments, Mr. Havis is also Chairman of SMAC (Mutuelle Accidents Corporels) and certain OFIVALMO branches, and holds non-executive positions in finance or insurance companies.

Jean Simonnet

Over the last five years, Jean Simonnet has been Chairman of companies among which the MACIF (Société d’Assurance Mutuelle) and SMIP (Mutuelle Complémentaire Santé). He is currently Director of various insurance and real estate companies (such as IMA, OFIVALMO and MACIF).

Allan Chapin, Esq.

After being a partner at Sullivan & Cromwell, New York, for a number of years, since June 2002, Allan Chapin is a partner at Compass Partners International LLC, New York. He is also Director in the Pinault Printemps Redoute Group and at SCOR US and some of its subsidiaries.

Daniel Valot

From 1995 to 1999, Mr. Valot was Chief Operating Officer of Total Exploration Production, then worked for Technip, where he was appointed Chairman of the Management in December 2001. His other positions as Director are mainly held in the industry field, in France and abroad.

Antonio Borges

Mr. Borges is currently Vice Chairman and Managing Director of Goldman Sachs International in London. Among other positions, he is member of the Supervisory Board of CNP Assurances and member of the Fiscal Committee of two banks in Portugal.

Georges Chodron de Courcel

Mr. Chodron de Courcel is member of the Executive Committee of BNP Paribas in Paris and holds non-executive positions for the BNP Group in some of their foreign subsidiaries. Moreover, he has been appointed Director of significant groups such as Bouygues S.A, Alstom or Nexans S.A.

Helman Le Pas de Sécheval

From 1998 to 2001, Mr. Le Pas de Sécheval directed the financial information and operations department at the COB (Commission des Opérations Boursières), before being appointed Chief Financial officer of Groupama in October 2001. He holds various non-executive positions for GAN Insurance in France and abroad as well as for other financial companies.

The first meeting of the newly-elected board of directors was held on May 15, 2003.

Executive Officers

Under French law and the Company’s statuts and pursuant to a decision of the board of directors, the Chairman and Chief Executive Officer has full executive authority to manage the affairs of SCOR. The Chairman and Chief Executive Officer has broad powers to act on behalf of SCOR and to represent SCOR in dealings with third parties, subject only to those powers expressly reserved by law to the board of directors or the shareholders. The Chairman and Chief Executive Officer determines, and is responsible for the implementation of the goals, strategies and budgets of SCOR, which are reviewed and monitored by the Board of Directors. The board of directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer, as well as to appoint separate persons to hold the positions of Chairman and Chief Executive Officer. Upon a proposal made by the Chairman and Chief Executive Officer, the Board of Directors may also appoint a Chief Operating Officer to assist the Chairman and Chief Executive Officer in managing the Company’s affairs.

The following table sets forth the Company’s executive officers at December 31, 2002:

			Executive Officer
Name	Age	Current Position	Since

Denis Kessler	51	Chairman and Chief Executive Officer	2002
Serge Osouf	59	President and Chief Operating Officer	1994
Pierre-Denis Champvillard	56	Group Executive Vice President	1994
Romain Durand	45	Group Executive Operating Officer	1997
Jérôme Faure	45	Vice Chairman President and Chief Executive Officer SCOR U.S.	2002

Serge Osouf resigned and was replaced with Patrick Thourot on January 23, 2003.

On February 28, 2003, Chairman and Chief Executive Officer Denis Kessler presented a new organization of the Company and new members of the Executive Committee were nominated. The following table sets forth the Company’s current executive officers, their positions with SCOR and the first dates as of which they served as executive officers of SCOR.

			Executive Officer
Name	Age	Current Position	Since

Denis Kessler	51	Chairman and Chief Executive Officer	2002
Patrick Thourot	54	Chief Operating Officer	2003
Pierre-Denis Champvillard	56	Group Deputy Chief Operating Officer	1994
François Terren	50	Chief Financial Officer	2003
Jean-Luc Besson	57	Chief Reserving Actuary	2003
Jérôme Faure	45	Managing Director, Non-Life Treaties Division	2002
Romain Durand	45	Managing Director, Life Division	1997
Renaud de Pressigny	44	Managing Director, Business Solutions Division	2003

Arnaud Chneiweiss was appointed Secretary to the Executive Committee and the Board of Directors.

Business experience of SCOR’s executive officers:

Denis Kessler

See above under “Board of Directors”.

Patrick Thourot

Patrick Thourot worked for ten years with the French Ministry of Finance, before spending most of his career in insurance companies or confederations since 1983: FFSA, PFA IARD and AXA, where he was Executive Vice President of the Group, Group Technical Director and member of the Executive Committee. He was appointed Chief Operating Officer of SCOR Group in January 2003.

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

François Terren

François Terren was Vice President, Financing and Treasury at the Air Liquide Group from 1981 to 1991, and then Chief Administrative and Financial Officer, CORA Group. In 1993, he was named Assistant Chief Investment Officer of GAN, before going on to advise Morgan Stanley’s real estate investment funds in 1996. He joined the Taittinger Group in 1997 as Senior Vice President, Financial Affairs for the Compagnie Financière Taittinger, and as a member of the Executive Board and Chief Financial Officer of Société du Louvre. He was appointed Chief Financial Officer of SCOR on February 28, 2003.

Jean-Luc Besson

Jean-Luc Besson, an Actuary, joined the FFSA in 1985 and was since July 2001 Senior Vice President, Research, Statistics and Information Systems at the FFSA. He is a member of the Board of Directors, the Scientific Committee and the Admissions Jury of the French Institute of Actuaries and is a member of the International Actuarial Association. He teaches Property-Casualty insurance at the University of Paris Institute of Statistics (ISUP) and Property-Casualty actuarial science at the Conservatoire National des Arts et Métiers (CNAM). Mr. Besson was named Chief Reserving Actuary of SCOR Group on January 23, 2003.

Jérôme Faure

Jérôme Faure started his career as an engineer and quickly joined SCOR in 1988 as a property facultative underwriter in Paris. He then was appointed Chief Representative of SCOR in Tokyo in 1989 and Managing Director of SCOR UK in 1994, before joining SCOR U.S. in 1997, where he was named Chief Executive Officer in 2001. Effective February 28th, 2003, Jerome Faure became Managing Director of Non-Life Treaties Division.

Romain Durand

After a career in insurance, that included his appointment as General Manager of the Bâloise France Group, Romain Durand joined SCOR in January 1997. He was named Chief Operating Officer of SCOR Vie in April 1998 and became Member of the Group Executive Committee.

Renaud de Pressigny

Renaud de Pressigny has spent 17 years in the insurance brokerage industry, working with Diot, CECAR and Aon in Saudi Arabia, Paris and New York. He joined SCOR in January 2000 and was appointed Managing Director of Business Solutions Division, the Unit dedicated to large corporate accounts.

B. COMPENSATION

The aggregate amount of compensation of all directors and executive officers of SCOR as a group, paid or accrued for services in all capacities for the year ended December 31, 2002 was approximately EUR 2 million, of which approximately 10% was in the form of performance-related bonuses paid to executive officers of SCOR. Such bonuses are calculated as a percentage of the Group’s net income which is fixed, in the case of the Chairman and Chief Executive Officer and the Chief Operating Officer, every two years by the Board of directors and, in the case of the Managing Directors, periodically, but no more often than annually, by the Chairman.

Compensation paid in respect of 2002 to members of the Group Executive Committee, was as follows:

Name	Fixed		Variable

	(EUR, in thousands)		(EUR, in thousands)
Denis Kessler(1)	81	(2)	–
Jacques Blondeau	453	(3)	–
Serge Osouf(4)	428		–
Pierre-Denis Champvillard	195		40
François Reach(5)	150		35
Jerome Faure	327		86
Romain Durand	156		35

(1)	in replacement of Jacques Blondeau with effect from November 4, 2002.

(2)	Mr. Kessler’s fixed annual compensation is of EUR 505,000. His variable compensation depends on SCOR’s net consolidated results and on reaching some objectives, including capital increase, reorganization and corporate governance and can represent a maximal amount of EUR 500,000.

The board of directors of December 19, 2002 decided, to give Mr. Kessler variable compensation of EUR 150,000 for the 2002 period.

(3)	for the period from January 1, 2002 to November 4, 2002.

(4)	Mr. Osouf resigned on January 22, 2003 and was replaced by Patrick Thourot, with effect from January 23, 2003.

(5)	for the period from January 1, 2002 to December 17, 2002.

Members of the Group Executive Committee and other senior executives of the Group are entitled to the use of a vehicle for their professional transportation and a noncontributory defined benefit retirement plan with an accumulated benefit obligation and fair value of plan assets of EUR 6 million as of December 31, 2001. They do not receive directors’ fees in respect of their directorships of companies in which SCOR holds more than 20% of the capital. They are reimbursed for justified business expenses.

Dismissal payment and paid holidays in settlement are not included in the directors’ and officers’ compensation table above. They represented respectively EUR 1,822,516 for Jacques Blondeau and EUR 734,180 for François Reach.

As of December 31, 2002, 639,500 options to purchase an aggregate of 639,500 Shares were held by executive officers of the Company as a group (6 persons). Under French law, the Company cannot grant options to members of the board of directors other than those who are also officers or employees.

No stock subscription or purchase option were granted in 2002.

On February 28, 2003, the board of directors approved a plan for senior officers providing for a total of 986,000 options, granted without discount, at a price of EUR 4.16 per option. Options can be exercised all at once or separately but with a minimum of 100 shares each time, from February 28, 2007 to February 27, 2013. After February 27, 2013, not yet exercised options are null and void.

C. BOARD PRACTICES

Committees of the Board of Directors

Under French law, the board of directors is authorized to establish committees comprised of directors that report to the board of directors and prepare the decisions of the board of directors on specific issues. The committees have no power of decision. Within their respective areas, the committees prepare for the proceedings of the full board of directors, making proposals and recommendations, and expressing opinions. They may carry out or order the performance of all studies needed to inform the discussions of the board of directors.

As of December 31, 2002, the board of directors operated with four committees appointed from among its members:

•	The Strategic Committee, consisting of five members, is responsible for considering products and geographical development strategy, reviewing action plans and operational budgets, investment and financing policy, projects of structure changes, studying and approving financial statements and distribution policy.

•	The Audit and Ethics Committee, consisting of three non-executive outside directors, is responsible for ensuring the relevance, continuity and reliability of accounting methods used, and checking that the internal procedures for the collection and verification of data are adequate to ensure the quality of the information disclosed. It expresses its opinion on the validity of the procedures applied in accounting for significant transactions and reviews the financial condition of the Group. In addition, it enforces proper application of the company’s code of conduct, whose implementation is the responsibility of the Corporate Secretary, who is also the Group’s Compliance Officer.

•	The Compensation Committee, consisting of two members, is responsible for making recommendations regarding the compensation packages for SCOR directors and officers, for advising the Group Executive Committee on the main company’s directors’ compensation and be kept informed on SCOR Group global wage policy, for deciding, based on the Group Executive Committee’s proposals, on who should stock subscription and/ or purchase options be granted to and how many.

•	The Nominations Committee, consisting of three members, is responsible for reviewing proposals regarding the membership, organization and procedures of the board of directors and its committees.

On November 5, 2002, in light of new requirements and in response to criticism, the Company’s board of directors mandated a non-executive director, Allan Chapin, to assess the board’s modus operandi. Mr. Chapin reported to the board of directors on January 22, 2003, and the latter decided to propose a far-reaching reform, which were adopted at the general meeting of shareholders on May 15, 2003. The board of directors now operates with four committees:

•	The newly-created Risks Committee, whose responsibility is to identify major technical and financial risks facing the Group. In its meeting on May 15, 2003, the Company’s newly-elected board of directors appointed Carlo Acutis, Antonio Borges, Georges Chodron de Courcel, Daniel Havis, Yvon Lamontagne, Daniel Lebègue, Helman le Pas de Sécheval, Herbert Schimetschek, Jean Simonnet and Claude Tendil as members of the Risks Committee.

•	The Strategic Committee. Denis Kessler, Jean Baligand, Allan Chapin, Daniel Lebègue, André Lévy-Lang, Jean-Claude Seys, Claude Tendil and Daniel Valot were appointed members on May 15, 2003.

•	The Accounts and Audit Committee, consisting exclusively of non-executive directors, compared with two-thirds previously. The newly-appointed members are Antonio Borges, Daniel Lebègue, Helman le Pas de Sécheval and André Lévy-Lang.

•	The Compensation and Nominations Committee, resulting from the combination of the two previously-existing committees. At least two thirds of its members, including the Chairman, are non-

executive directors. Its responsibility is to express an opinion on the compensation and choice of key Group officers. The newly-appointed members are Allan Chapin, Georges Chodron de Courcel and André Lévy-Lang.

There is no service contract between SCOR and any director. There is no contract either between Denis Kessler and SCOR, but all terms and conditions of his employment are described in the minutes of the Board of Directors that took place on December 19, 2002. During that meeting, Georges Chodron de Courcel, speaking for the Compensation Committee, proposed that the Chairman and Chief Executive Officer’s compensation be set up as follows:

•	a fixed amount of € 500,000, split between Paris (€ 240,000) and New York ($265,000);

•	a variable amount that can go from € 0 to 500,000. The Committee decided that the main objective for 2002 was to achieve the capital increase. The work done in that occasion has been remarkable so the Committee proposes a package sum on € 150,000. As far as 2003 is concerned, the proposal is for the variable part to be of 2.75 to a thousand of SCOR’s net consolidated result (that is to say, for instance, € 275,000 € if the Group’s profit totals € 100 million) for 70% of this variable compensation; and for it to depend on quality objectives for the 30% left, these objectives being the Group’s restructuring, the consolidation of relationships with the shareholders and the improvement of corporate governance.

Contract termination or dismissal penalty would be equal to the last two years of fixed compensation, with a possible compensation of three years in case of profound change in the shareholding’s structure.

Denis Kessler will not receive any attendance fee in Paris.

The Board approved the Chairman and Chief Executive’s Officer’s compensation as proposed by the Compensation Committee.

D. EMPLOYEES

As of December 31, 2002, the Group employed 1,256 people, including 653 at its headquarters facility in Paris, 346 in North America, 70 in the Asia-Pacific region, 168 in other European countries, and 19 in other regions. In addition to the provisions of the French labor code, SCOR’s employees in France are covered by various collective bargaining agreements relating to working conditions that are negotiated periodically with the employees’ representatives. SCOR believes that its relations with its employees are good.

The following is the distribution of the persons employed:

	As of December 31,

	2000	2001	2002

Number of employees	1,196	1,345	1,256
Breakdown by geographic location
France	590	686	653
North America	369	405	346
Asia-Pacific region	57	64	70
Other European countries	162	166	168
Other regions	18	24	19
Breakdown by main category of activity
Property-Casualty reinsurance	402	464	432
Life reinsurance	194	184	213
Alternative reinsurance	37	43	38
Credit, Surety and Political Risks	16	13	14
SCOR Business Solutions – Large Corporate accounts	122	166	188
Management, Investment and other	425	475	371

E. SHARE OWNERSHIP

A total of 4,475,900 options were granted by the board of directors in 1992, 1994, 1995, 1996, 1997, 1998, 1999, 2000 and 2001 under plans adopted pursuant to such resolutions.

As of May 15, 2003, there were 2,889,220 options granted but not yet exercised under such plans. Taking into account the December 2002 capital increase, the number of options totaled 4,915,746.

The following table sets forth certain information relating to the various option plans as of December 31, 2002:

								Of which
								ten first
	Date of	Date of					Of which to	beneficiaries
	Board of Directors’	options		Expiration	Number of	Number of	the Group’s	employed by
Option Plan	Resolution	availability		date	beneficiaries	shares granted	executives	SCOR

1992	September 28	Expired		Expired	76	318,800	42,000	54,000
1994	May 9	May 9, 1995 (30%	)	May 8, 2004	104	429,000	59,000	64,000
		May 9, 1996 (30%	)
		May 9, 1997 (40%	)
1995	May 15	May 15, 1996 (30%	)	May 14,2005	99	430,000	82,000	68,000
		May 15, 1997 (30%	)
		May 15, 1998 (40%	)
1996	September 5	Sept. 5, 1997 (30%	)	Sept. 4, 2006	122	480,000	83,000	70,000
		Sept. 5, 1998 (30%	)
		Sept. 5, 1999 (40%	)
1997	September 4	September 4, 2002		Sept. 3, 2007	113	481,500	112,000	72,000
1998	September 3	September 4, 2003		Sept. 3, 2008	134	498,000	130,000	71,500
1999	September 2	September 3, 2004		Sept. 2, 2009	145	498,500	130,000	71,000
2000	May 4	May 5, 2004		May 3, 2010	1,116	111,600	600	1,000
2000	August 31	September 1, 2005		Aug. 30, 2010	137	406,500	110,000	63,000
2001	September 4	September 4, 2005		Sept. 3, 2011	162	560,000	150,000	77,000
2001	October 3	October 4, 2005		Oct. 2, 2011	1,330	262,000	1,200	2,000

TOTAL						4,475,900	899,800	613,500

Following the capital increase on December 31, 2002, the Company has adjusted the price of the shares covered by options granted and the number of shares under option, pursuant to Section L208-5 of the French July 24, 1966 Act and Article D174-8 of the March 23, 1967 Decree.

The price of shares under option, as set prior to this operation, has been reduced by an amount equal to the product of this price multiplied by the ratio between (a) the value of the preferential subscription right and (b) the value of the share prior to removal of this right, i.e.:

Previous offer price x value of preferential subscription right (average listed opening price during the subscription period)

Value of share after removal of preferential subscription right (average listed opening price during the subscription period)
+ value of preferential subscription right

Because the initial value of the option is supposed to remain constant, the new number of shares eligible for subscription is equal to the initial value of the option divided by the new offer price, i.e.:

Initial number of options x previous offer price

New offer price as defined below

These calculations have been performed individually and by-plan, and rounded up to the nearest unit.

The table below summarizes the status of option plans before and after the 2002 capital increase.

					After issuance of ordinary
	Before issuance of ordinary shares – public issue				shares – public issue

		Number of
		shares	Number of	Options		Options
		subscribed	rights cancelled	outstanding		outstanding
	Exercise price	at the end	at the end	at the end	Exercise price	at the end
Option Plan	(in EUR)	of 2002	of 2002	of the year	(in EUR)	of the year

1992	11.81	296,250	22,550	0	11.81	0
1994	17.38	342,242	40,800	45,958	10.22	78,165
1995	16.31	311,750	25,600	92,650	9.59	157,577
1996	28.97	140,288	33,500	306,212	17.04	520,781
1997	37.20	0	106,000	375,500	21.88	638,612
1998	56.25	0	82,000	416,000	33.08	707,501
1999	46.00	0	88,000	410,500	27.05	698,145
2000	48.00	0	12,500	99,100	28.23	169,461
2000	45.00	0	44,000	362,500	26.46	616,520
2001	48.00	0	26,000	534,000	28.23	908,190
2001	34.00	0	15,200	246,800	19.99	420,794

		1,090,530	496,150	2,889,220		4,915,746

The option plans for the years 1994 to 1997 are share subscription plans giving rise to an increase in capital. Starting with the 1998 plan, all plans provide for the purchase of existing shares.

There are no stock option plans providing for the purchase of or subscription to shares in Group subsidiaries.

As of May 15, 2003, SCOR’s employees held 0.45% of the SCOR’s ordinary shares collectively through the company’s pension plans. The company’s directors and members of its administrative, supervisory or management bodies held individually 0.03% or less of SCOR’s ordinary shares or options to subscribe thereto.

	Shares Held(1)	Weighted-Average	Weighted-Average
	and Options	Exercise Price	Expiration Date
Name	Not Yet Exercised	of the options	of the options

Denis Kessler	19,520	–	(no option )
Serge Osouf	254,975	40,26	09/25/2008
Pierre-Denis Champvillard	112,800	44,30	04/02/2009
Romain Durand	68,300	47,10	01/26/2010
Jerome Faure	38,300	46,29	09/15/2009

(1)	Acquired through the exercise of stock options or by purchases on the market.

On May 15, 2003, the board of directors authorized the establishment of an innovative stock option plan for the benefit of all Group employees (excluding senior executives) in France and elsewhere in the world. The formula provides for granting to all employees (excluding senior executives) on June 3, 2003, of the equivalent of one month’s salary in the form of stock options, augmented by the equivalent of an additional half-month’s salary in the form of stock options if the Company’s ROE (return on equity) in 2003 exceeds 10%, plus a further half-month’s salary in the form of stock options if ROE in 2004 exceeds 12%.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following sets forth entities or persons known to the Company to be the direct or indirect owners of 5% or more of the Company’s Ordinary Shares as of June 10, 2002:

			Percent	Voting
Title of Class	Identity of Person or Group	Number Owned	Owned	Rights

Ordinary Shares	Groupama/Gan Groupe	25,627,475	18.8%	18.8%
Ordinary Shares	Silchester	11,900,000	8.7%	8.7%
Ordinary Shares	Marathon AM	7,490,975	5.5%	5.5%

Each share carries one voting right. Treasury stocks are non-voting. There are neither special voting rights nor any shareholders’ agreement. See Note 6 to the consolidated financial statements for information regarding the Company’s convertible bonds.

There is no covenant or clause thereof stipulating preferential terms for the sale or purchase of shares eligible for trading – or for which application is pending – on a regulated market and representing 0.5% or more of the capital stock or voting rights of the Company issuing said shares of stock that has been notified to the Conseil des marchés financiers, the French stock exchange self-regulatory authority.

As of May 15, 2003, no other entity or person was known to the Company to be the direct or indirect owner of 5% or more of the Company’s Ordinary Shares. As of the same date, the officers and directors of the Company, as a group, owned 136,196 Ordinary Shares (0.01% of the Company’s issued and outstanding share capital).

Following the capital increase completed in December 2002, the share capital was raised to EUR 534,486,848.28 via the issuance of 99,024,888 new shares.

Finally, following cancellation of the 3,740,417 treasury shares held decided by the Board of Administrators on December 19, 2002, the capital stock of SCOR at December 31, 2002 was EUR 520,281,835.28 divided into 136,544,845 shares.

The total number of voting rights at December 31, 2002 was 136,544,845. The Company’s Ordinary Shares are listed in Paris and in New York (in the form of American Deposit Shares, each representing one Ordinary Share). At December 31, 2002, 121,317 Ordinary Shares were held in the form of ADSs. As of June 10, 2003, there were 136,544,845 Ordinary Shares outstanding, of which 179,307 were held in the form of ADSs.

B. RELATED PARTY TRANSACTIONS

Several directors of the Company are also officers or directors of companies with whom SCOR has arm’s length transactions in the regular course of business. Specifically, COFACE, Unistrat and Euler have entered and regularly enter into reinsurance transactions with SCOR on ordinary commercial terms.

As disclosed in “Item 4 – Information on the Company – Background,” GROUPAMA is SCOR’s largest shareholder. Mr. Baligand (chairman of GROUPAMA S.A) and Mr. Giraud (member of the supervisory board of GROUPAMA S.A) are both directors of SCOR.

SCOR continues to enter into reinsurance transactions with GROUPAMA in the regular course of business.

As part of the transaction for the acquisition of SOREMA S.A. and SOREMA N.A., GROUPAMA has provided two guarantees. GROUPAMA may eventually indemnify SCOR for negative developments as of material social and tax liabilities and liabilities in respect of technical reserves for the 2000 and previous underwriting years as assessed at December 31, 2006.

In July 2002, SCOR sold its ownership interest in Coface to Natexis Bank. This transaction provided an additional EUR 275 million in liquidity and a net consolidated increase after tax in Group shareholders’ equity of EUR 62 million (EUR 90 million before tax). The Group’s consolidated financial statements at December 31, 2002 include the impact of this sale of Coface.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Legal Proceedings

We are involved in several legal proceedings concerning past environmental claims. Taking into account the increases to provisions that were recorded in the third quarter of 2002 and based on information currently available to us, we believe that these provisions are sufficient to cover these matters.

On November 5, 2001, a suit was brought in a federal court in the United States against certain insurance and reinsurance companies including certain companies that are reinsured by our group. This action alleges that the terrorist attacks on the World Trade Center on September 11, 2001 constituted two distinct events under the terms of certain insurance contracts. In our calculations for our technical reserves, we have treated the World Trade Center tragedy as one event since the terrorist attack on September 11, 2001 was a single, coordinated event.

The Group was served with process on September 20, 2002 for a claim brought before the courts of the state of Oklahoma for an amount of approximately $17 million related to the reinsurance of two performance surety bonds. The Company believes that this claim is without merit.

Apart from those proceedings mentioned above, to our knowledge, there is no other arbitration or litigation that is likely to have, or that has had in the recent past, a material impact on our financial position and results.

B. SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

The following tables set forth the highest and lowest sales price of the Ordinary Shares on the Paris Bourse, as reported by Euronext Paris, and the highest and lowest sales price of the ADSs, as reported on the NYSE composite tape, for time periods indicated:

	Paris Bourse			New York Stock Exchange

			Average Monthly	Price Per American		Average Monthly
	Price Per Ordinary Share		Trading Volume	Depositary Share		Trading Volume

			Shares			ADSs
	High	Low	(in thousands)	High	Low	(in thousands)

1998	EUR 62.62	EUR 41.47	2,359	USD 73.00	USD 46.00	66
1999	EUR 58.90	EUR 41.55	2,145	USD 68.50	USD 42.94	110
2000	EUR 60.00	EUR 40.05	2,598	USD 53.63	USD 38.38	86
2001	EUR 58.20	EUR 24.47	1,679	USD 53.75	USD 27.89	89
First Quarter	EUR 58.20	EUR 45.02	1,224	USD 53.75	USD 40.80	118
Second Quarter	EUR 53.90	EUR 47.00	1,765	USD 45.16	USD 41.95	110
Third Quarter	EUR 53.00	EUR 24.47	1,745	USD 46.50	USD 23.50	76
Fourth Quarter	EUR 41.40	EUR 30.20	1,981	USD 36.85	USD 27.89	50
2002	EUR 46.80	EUR 31.50	5,138	USD 40.80	USD 5.28	77
First Quarter	EUR 46.80	EUR 31.50	2,753	USD 40.80	USD 27.75	31
Second Quarter	EUR 40.90	EUR 18.00	2,734	USD 36.95	USD 27.95	46
Third Quarter	EUR 31.00	EUR 6.50	3,721	USD 31.00	USD 7.05	72
Fourth Quarter	EUR 11.71	EUR 3.42	11,346	USD 11.52	USD 5.28	161
October 2002	EUR 11.71	EUR 6.66	6,088	USD 11.50	USD 6.82	161
November 2002	EUR 6.74	EUR 3.42	15,238	USD 9.95	USD 6.25	142
December 2002	EUR 6.47	EUR 4.90	12,712	USD 11.52	USD 5.28	180
2003	EUR 6.48	EUR 2.61	8,682	USD 7.80	USD 3.35	70
First Quarter	EUR 5.44	EUR 2.61	8,529	USD 5.75	USD 3.35	67
January 2003	EUR 5.44	EUR 4.01	9,664	USD 5.75	USD 4.30	89
February 2003	EUR 4.29	EUR 4.19	7,751	USD 4.90	USD 4.15	63
March 2003	EUR 4.31	EUR 2.61	8,171	USD 4.55	USD 3.35	48
Second Quarter	EUR 6.48	EUR 3.35	8,835	USD 7.80	USD 4.01	21
April 2003	EUR 5.23	EUR 3.35	6,493	USD 4.50	USD 4.01	21
May 2003	EUR 6.48	EUR 4.77	17,097	USD 7.30	USD 5.60	128
June 2003	EUR 6.43	EUR 5.92	2,916	USD 7.80	USD 7.10	73

Note: Following the capital increase of December 2002, all numbers related to the share price shown before December 2002 must be retreated by a correcting coefficient to adjust to new shares. This coefficient is 0,621545.

On June 10, 2003, the last reported sale price of the Ordinary Shares on the Paris Bourse was EUR 6.00 and the last reported sale price of the ADSs on the NYSE was USD 7.23.

As of June 10, 2003, there were 136,544,845 Ordinary Shares outstanding, of which 179,307 or 0.1%, were held in the form of ADSs.

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

IRP

General

In December 2001, SCOR created IRP and Irish Reinsurance Partners Limited (“Irish Reinsurance Partners”) in partnership with private investors. Irish Reinsurance Partners serves as the sole operating company of and is wholly-owned by IRP. From January 1, 2002, IRP has been principally used, through Irish Reinsurance Partners, to reinsure part of SCOR’s worldwide Property-Casualty and Specialty business. At the end of December 31, 2002, IRP’s net income amounted to €22.8 million with after tax income of €4.3 million.

SCOR contributed 41.70% of the €300 million initially invested in IRP. On March 20, 2003 SCOR acquired from certain of the original investors in IRP 4.98% of its outstanding share capital for a total consideration of €17.2 million. As a result, SCOR currently holds 46.68% of IRP’s outstanding share capital. On March 27, 2003 SCOR reached an agreement with certain other of the original investors in IRP to acquire their interest as well. In accordance with IRP’s memorandum and articles of association this agreement was notified to IRP and all shareholders at the time were given the opportunity to exercise their pre-emptive rights with respect to the IRP shares which were subject to the agreement mentioned above. Following completion of the relevant procedures, the board of IRP allocated 3.34% of IRP’s outstanding share capital currently held by the selling investors to SCOR for a total consideration of €12.5 million. This transfer is scheduled to be completed on June 30, 2003. Upon consummation of the transaction SCOR will own 50.02% of IRP’s outstanding share capital.

Mandatory Exchange

As contemplated at the creation of IRP, SCOR will offer to purchase the shares of IRP held by the other shareholders between January 1 and May 31, 2005. However, any of the other shareholders may elect to effect such exchange earlier than 2005 during the period between January 1 and May 1, 2004 subject to certain pricing conditions described below. Alternatively, any of the other shareholders may elect to postpone the exchange until the period between January 1 and May 31, 2006 but only if the average of (a) the ratio of the weighted average price of the SCOR shares from October 1, 2004 to December 31, 2004 to the net asset value per share of SCOR as at September 30, 2004, and (b) the ratio of the weighted average price of the SCOR shares from January 1, 2005 to March 31, 2005 to the net asset value per share of SCOR as at December 31, 2004, is less than one. Any reference to the net asset value of either SCOR or IRP in this section is to their net assets as calculated based on their respective financial statements prepared in accordance with U.S. GAAP.

For the purposes of this exchange, SCOR would pay for the IRP shares either with its own treasury shares, through newly issued SCOR shares (after approval by SCOR shareholders), in cash or through a combination of these options.

If SCOR were to exchange its own shares for shares of IRP, the exchange ratio would, in principle, be calculated based on the ratio between the net asset value per share of IRP at December 31 of the year immediately preceding the exchange and the net asset value per share of SCOR at the same time.

If the exchange were to be made in whole or in part in cash, the cash portion would, in principle, be calculated by multiplying the net asset value per share of IRP by the ratio of the weighted average market price of SCOR shares to the net asset value per shares of SCOR, when this ratio is greater than or equal to one. If the ratio were less than one, the calculation for purposes of an exchange taking place either in 2005 or 2006 would be made solely on the basis of the net asset value per share of IRP. However, in the event any shareholders elected to exchange their IRP shares in 2004 and the ratio were less than one, the calculation would be made on the basis of the net asset value per share of IRP times such ratio.

If some but not all shareholders of IRP participate in the exchange scheduled for 2005, SCOR will offer their shares to the remaining shareholders (including SCOR) on a pro rata basis and for cash at the same price as such shares were exchanged to SCOR. However, any shares not exchanged either in 2004 or 2005 will be mandatorily exchanged in 2006, as described above.

For illustrational purposes only, based on 2002 data with respect to IRP’s net asset value, as well as SCOR’s net asset value and share price, and assuming completion of the sale of IRP shares that is currently pending (see above), SCOR would have to offer to the rest of IRP’s shareholders approximately 17,000,000 SCOR shares, or approximately 11% of SCOR shares currently outstanding, under the exchange mechanism described above. The actual number of SCOR shares that SCOR may eventually have to offer to the other IRP shareholders may differ materially from such estimate as such number would depend on the future net asset value of IRP, as well as the future net asset value and share price of SCOR, which could fluctuate significantly and differ materially from their current values.

Exchange Upon Change of Control

An exchange of IRP shares may also be triggered in the event of a tender offer or exchange offer by a third party to purchase 100% of SCOR’s shares which results in such party owning at least 33.3% of SCOR’s shares, or in the case of a merger where SCOR is not the surviving entity, or if a third party becomes the owner of SCOR assets exceeding 33.3% of SCOR’s net asset value. This provision could discourage third parties from launching a bid to acquire or merge with SCOR, and/or could make successful completion of any such bids more difficult to achieve.

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

The Company’s Ordinary Shares have been listed on the Paris Bourse since 1989. The Ordinary Shares are traded on the premier marché, of the Paris Bourse.

The Company’s ADSs have been traded in the U.S. since October 11, 1996, the date of their listing on the NYSE under the symbol “SCO”. The Company’s ADSs are issued and exchanged by The Bank of New York, as Depositary.

The Ordinary Shares are included in the SBF 120 and 250 Indexes, consisting of the 120 and 250 most actively traded French stocks, respectively. The Ordinary Shares are also in the Euronext Top 150, which comprises the 150 next largest stocks following the selection of the 100 most largest and most liquid stocks traded on Euronext. The Top 150 Index represents the large to mid capitalization segment of listed stocks on Euronext. Bloomberg Euro Insurance Index also includes the Ordinary Shares.

The Paris Bourse

Effective September 22, 2000, Euronext was formed from the merger of Paris Bourse SBF S.A. (which changed its name to Euronext Paris), the Amsterdam Stock Exchange and the Brussels Exchange, and saw

the introduction of Portugal Exchange in January 2002. Euronext operates three subsidiary holding companies, in each of the three member countries. Each subsidiary continues to hold an exchange license for the local capital market. Listed companies remain listed on their exchanges but all shares are traded on a single integrated trading platform and listing requirements have been harmonized. Trading is regulated with a single rulebook and the take-over rules continue to be imposed domestically. Euronext provides integrated trading, clearing and settlement on all three markets, and a central counter party, netting and clearing house for all executed trades via Clearnet.

Official trading of listed securities on the Paris Bourse is transacted through providers of investment services or prestataires de services d’investissements (investment companies and other financial institutions), and takes place continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, with a closing auction at 5:30 p.m. During a pre-opening session from 7:15 a.m. through 9:00 a.m. transactions are recorded but not executed. Any trade effected after the close of a stock-exchange session is recorded, on the next Paris Bourse trading day, at the closing price for the relevant security at the end of the previous day’s session. Euronext Paris is a market enterprise (entreprise de marché) to which is entrusted the operation of regulated markets, including the admission of financial instruments. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris provides continuous trading by computer during trading hours for all listed securities.

Securities Listed on the Paris Bourse Are Traded on One of Five Markets

The securities of most large public companies, including the Ordinary Shares, are listed on the premier marché, of Euronext Paris. The second marché is available for small- and medium-sized companies, the nouveau marché, for companies seeking development capital, and the EDR market for European Depositary Receipts. Shares of certain other companies are traded on the marché libre-OTC, an unregulated over-the-counter type of market. In addition, shares listed on the Paris Bourse are placed in one of four categories depending on the volume of transactions. The Ordinary Shares are listed in the category known as Continu A, which includes the most actively traded shares (i.e., a minimum daily trading volume of EUR 38,112 or twenty trades).

Trading in the listed securities of an issuer may be reserved or suspended by Euronext Paris if changes in quoted prices exceed certain price limits defined by its regulations. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is usually the opening price, or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris. Further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. Euronext Paris may also reserve trading for a four-minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des marchés financiers and the Commission des opérations de bourse may also suspend trading.

Effective September 25, 2000, trades of equity securities listed on the premier marché, of Euronext Paris are settled on a cash-settlement basis on the third trading day following the execution. All equity securities included in the SBF 120 index, or equity securities with a market capitalization of EUR 1,000 million or more or minimum daily trading volume of EUR 1 million, are eligible for a deferred settlement service (service de règlement différé SRD) in which the intermediary settles the trade with the seller in lieu of the investor. The investor may elect, for a fee, to decide on the determination date (date de liquidation), which is the fifth trading day prior to the end of the month either:

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

The transfer of ownership of equity securities traded on the premier marché of Euronext Paris occurs at the time of registration of the securities in the appropriate shareholder’s account. The majority of transactions in equity securities on the Paris Bourse are settled on the premier marché, of Euronext Paris. In accordance with French securities regulations, any sale of equity securities executed on the monthly settlement market during the month of a dividend payment date is deemed to occur after payment of the dividend, and the purchaser’s account is credited with an amount equal to the dividend paid and the seller’s account is debited in the same amount. Prior to any transfer of securities held in registered form on the premier marché of Euronext Paris, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Trades of securities listed on the premier marché are cleared and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain material rights of holders of SCOR’s ordinary shares under the material provisions of our articles of association (“Statuts”) and French law. A copy of the Statuts, as amended in conformity with the May 15, 2003 board of directors’ meeting, has been filed as an exhibit to this annual report on Form 20-F.

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

Pursuant to a resolution approved by the Company’s shareholders during an extraordinary meeting held on November 5, 2002, the Board of Directors was authorized for a period of 26 months to issue with preferential subscription rights, in a single issuance or from time to time, shares or any security giving access at any time or at fixed date to Ordinary Shares. The maximum number of shares that may be issued may not exceed a hundred million and the maximum aggregate principal amount of debt securities giving access to shares may not exceed EUR 1 billion. The Board of Directors held on November 15, 2002 decided to increase the capital within the limits of this authorization.

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

Ordinary general meetings of shareholders are required for matters such as the election, replacement and removal of directors, the appointment of statutory auditors, the approval of the annual report prepared by the board of directors and of the annual accounts, the declaration of dividends and the issuance of bonds. The board of directors is required to convene an annual ordinary general meeting of shareholders, which must be held within six months of the end of SCOR’s fiscal year. This period may be extended by an order of the President of the French Commercial Court.

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

Special meetings of shareholders of a certain class of shares (such as shares with double voting rights or preferred shares without voting rights) are required for any modification of the rights associated with such class of shares. The resolution of the shareholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

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

French law requires SCOR to prepare a prospectus (“note d’information”), for which it would have to obtain a COB visa, prior to a shareholders meeting authorizing the repurchase of shares under (3) above. SCOR must notify the COB in advance and on a monthly basis of its trading program in its own shares. SCOR must also report all trading made in its own shares promptly to the COB and, on a monthly basis, to the Conseil des Marchés Financiers, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers (the “CMF”). The CMF makes this information publicly available.

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

On April 18, 2002, SCOR’s shareholders approved a repurchase program for SCOR’s own shares as well as their possible cancellation. The shareholders’ approval of this program is a condition to the closing of the acquisition transaction. This authorization will be valid until the shareholders’ meeting approving the annual accounts for 2002 and is limited to a number of shares representing 10% of its share capital. On April 18, 2002, the ordinary general meeting has fixed the intervention price of the maximum buying price for one share to Euro 70, and the minimum selling price to Euro 35.

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

The ordinary and extraordinary shareholders’ meeting held on April 18, 2002 authorized the Company to buy back or cancel shares representing 10% of its capital stock. In consideration of this authorization, the Board of Directors held on December 19, 2002 decided to cancel 3,740,417 shares representing the total of shares acquired by SCOR and an amount of EUR 174,238,285. In March 2003, SCOR decided to purchase 207,500 shares representing an amount of EUR 732,475 as of March 31, 2003.

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

The Ordinary Shares held by non-French residents are required to be inscribed in an account, either maintained by an accredited intermediary or the Company, under the name of their intermediary, who can represent several holders.

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

Regulations of the CMF generally require, subject to limited exemptions granted by the CMF, any individual or entity that acquires, alone or in concert with others, shares resulting in a holding of one-third or more of SCOR’s share capital or voting rights, to initiate a public tender offer for all remaining outstanding shares of SCOR (including, for these purposes, all securities convertible into or exchangeable for equity securities).

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

Prior to any transfer of Ordinary Shares held in registered form on the Paris Bourse, such shares must be inscribed in an account maintained by an accredited intermediary. Dealings in Ordinary Shares are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. For dealing on the Paris Bourse, an impôt sur les opérations de bourse, or tax assessed on the price at which the securities were traded, is payable, at a rate of 0.3% on transactions up to EUR 153,000 and at a rate of 0.15% thereafter the tax is subject to a rebate of EUR 23 per transaction (so that there is an exemption from the first EUR 7,673 of the transaction) and to a maximum assessment of EUR 610 per transaction. Non-residents of France are not subject to this tax.

A fee or commission is payable to the société de bourse, or French broker, accredited intermediary or other agent involved in the transaction (whether within or outside France).

No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

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

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable or preliminary authorization prior to acquiring a controlling interest in a French company, except under certain circumstances. Under current French foreign direct investment regulations, a notice (déclaration administrative) must be filed, however, with the French Ministry of the Economy in connection with the acquisition of an interest in the Company by any person not residing in France or any group of non-French residents acting in concert or by any foreign controlled resident if such acquisition would result in (i) the acquisition of a controlling interest in the Company or (ii) the increase of a controlling interest in the Company unless such person not residing in France or group of non-French residents already controls more than one-third of the Company’s share capital or voting rights prior to such increase. Ownership of 33 1/3% or more of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

C. MATERIAL CONTRACTS

No material contract existed in 2002 outside the ordinary course of business, except for IRP purchase of minority interests, see “Item 4. Information on the Company – Underwriting”. For our agreement with certain banks concerning certain credit lines and letters of credit, see “Item 5. Operating and Financial Review and Prospects – C. Off-balance sheet transactions,” and for GROUPAMA guarantees, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

E. TAXATION

The following describes the principal French and United States federal income tax consequences of the ownership of Ordinary Shares or ADSs by a U.S. Holder (as defined below). This summary does not purport to address all potential tax consequences of the ownership of Ordinary Shares or ADSs, and does not apply to special classes of holders subject to special rules, including tax-exempt entities, Life insurance companies, dealers in currencies or securities, traders in securities that elect a mark-to-market method of accounting, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the capital of the Company, investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the U.S. dollar.

This section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In addition, this section is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations there under, published rulings and court decisions) and France as in effect on the date hereof, as well as on the Convention Between the United States of America and France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (the “Treaty”), all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

The discussion does not address any aspects of United States taxation other than federal income taxation or any aspects of French taxation other than income taxation, gift and inheritance taxation, transfer taxation, and wealth taxation. U.S. Holders (as defined below) are urged to consult their tax advisors regarding the United States federal, state and local and the French and other tax consequences of owning and disposing of Ordinary Shares and ADSs in their particular circumstances. In particular, U.S. Holders are urged to confirm their status as Eligible U.S. Holders (as defined below) with their advisors and to discuss with their advisors any possible consequences of their failure to qualify as Eligible U.S. Holders.

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

In general, and taking into account the earlier assumptions, holders of ADRs evidencing ADSs will be treated as the owners of the Ordinary Shares represented by such ADSs and exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, will not be subject to United States federal income or French tax.

Taxation of Dividends

French Taxation. In France, dividends are paid out of after-tax income. A resident of France is entitled to an avoir fiscal or a tax credit, in respect of a dividend received from a French corporation, such as the Company, equal to (i) 50% of the amount of the dividend for individuals and companies owning at least 5% of the capital of the Company and meeting the conditions to qualify under the French parent-subsidiary regime, and (ii) 10% of the dividend paid for the other shareholders who use the avoir fiscal as of January 1, 2003. Dividends paid by French companies to non-residents of France generally are subject to French withholding tax at a 25% rate, and are not eligible for the benefit of the avoir fiscal. However, under the Treaty, avoir fiscal is allowed totally or partially to shareholders who are residents of the United States.

Under the Treaty, payments of dividends and avoir fiscal to Eligible U.S. Holders, as defined below, are subject to French withholding tax at the rate of 10%.

An “Eligible U.S. Holder” is a U.S. Holder whose ownership of Ordinary Shares or ADSs is not effectively connected with a permanent establishment in France and who is for purposes of the Treaty:

•	an individual or other non-corporate holder that is a resident of the United States for Treaty purposes,

•	a United States corporation, other than a regulated investment company, that does not own, directly or indirectly, 10% or more of the capital of the Company, or

•	a United States corporation that is a regulated investment company if it does not own, directly or indirectly, 10% or more of the capital of the Company and less than 20% of its shares are owned by persons who are not citizens or residents of the United States.

Payment of the avoir fiscal is made by the French Treasury not earlier than January 15 following the close of the calendar year in which the related dividends are paid, and only after receipt by the French tax administration of a claim for such payment in accordance with the procedures described below. However, avoir fiscal is payable to an Eligible U.S. Holder under the Treaty only if

•	the holder owns less than 10% of the Company’s capital,

•	the holder is subject to U.S. federal income tax on both the dividends and the avoir fiscal,

•	the holder, where required by the French tax administration, has shown that he or she is the beneficial owner of the Ordinary Shares or ADSs and that the holding of such Ordinary Shares or ADSs does not have as one of its principal purposes the purpose of allowing another person to take advantage of the grant of the avoir fiscal under the Treaty.

Moreover, a partnership or a trust (other than a pension trust, a real estate investment trust or a real estate mortgage investment conduit) is entitled to the avoir fiscal only to the extent that its partners, beneficiaries or grantors, as applicable, are themselves Eligible U.S. Holders (other than a regulated investment company) and are themselves subject to U.S. federal income tax on their respective shares of both the dividends and the avoir fiscal.

Under the Treaty, special rules apply to Eligible Tax-Exempt Holders. An Eligible Tax-Exempt Holder is any beneficial owner of Ordinary Shares or ADSs that is (i) a tax-exempt entity established in, and sponsored or established by a resident of, the United States, the exclusive purpose of which is to provide retirement or employee benefits and which does not own, directly or indirectly, 10% or more of the capital of the Company, (ii) a tax-exempt entity organized in the United States, the use of whose assets is limited under U.S. federal or state laws, both currently and upon liquidation, to the accomplishment of the purposes that serve as the basis of its exemption from income taxation in the United States and which does not own, directly or indirectly, 10% or more of the capital of the Company, or (iii) an individual who is a resident of the United States under the Treaty and who owns Ordinary Shares or ADSs through an individual retirement account (“IRA”), a Keogh plan or any similar arrangement under which the contributions or the accumulated earnings receive a favored tax treatment under U.S. federal income tax law. Eligible Tax-Exempt Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the avoir fiscal (the “partial avoir fiscal”).

The following illustrates the consequences of a dividend of EUR 100 to different categories of U.S. Holder:

		Total	Partial		Withholding on
	Dividend	Avoir	Avoir	Refund of	payment to	Total net
	Amount	Fiscal	Fiscal	Précompte	U.S. Holders	payment

	(EUR)					(EUR)
Individuals,	100	50%	no	no	15%	127.5

Individuals, via an IRA owning less than 10% of the Company’s capital	100	no	17.65	Yes, if it has been paid by the Company	15%	100 +Précompte (if any)

Corporation, other than R.I.C. owns less than 5% of the Company’s capital	100	10%	no	Partly, if it has been paid by the Company	15%	93.5

Corporation, other than R.I.C. owns more than 5% and less than 10% of the Company’s capital	100	50%	no	no	15%	127.5

Corporation, other than R.I.C. owns 10% or more of the Company’s capital	100	no	no	Yes, if it has been paid by the Company	5%	95 +Précompte (if any)

		Total	Partial		Withholding on
	Dividend	Avoir	Avoir	Refund of	payment to	Total net
	Amount	Fiscal	Fiscal	Précompte	U.S. Holders	payment

	(EUR)					(EUR)
RIC, owns less than 10% of the Company’s capital and more than 20% of its shares are owned by non-U.S. citizens or residents	100	no	no	Yes, if it has been paid by the Company	15%	85 +Précompte (if any)
Or,
RIC, owns more than 10% of the Company’s capital

RIC, owns less than 10% of the Company’s capital and less than 20% of its shares are owned by non-U.S. citizens or residents	100	10%	no	Partly, if it has been paid by the Company	15%	93.5 +Précompte (if any)

Pension funds(1) owns less than 10% of the Company’s capital	100	no	3.53	Yes, if it has been paid by the Company	15%	88 +Précompte (if any)

(1)	Section 401(a) Qualified retirement plans, Section 403(b) Tax deferred annuity contracts, and Section 457 Deferred compensation contracts. Section references are to the United States Internal Revenue Code of 1986, as amended.

An Eligible Tax-Exempt Holder, where required by the French tax administration, must show that it is the beneficial owner of the Ordinary Shares or ADSs and that the holding of such Ordinary Shares or ADSs does not have as one of its principal purposes to allow another person to take advantage of the grant of the partial avoir fiscal under the Treaty.

Eligible U.S. Holders that are not entitled to receive payments in respect of the avoir fiscal at the 50% rate (e.g., corporations and certain tax-exempt investors) will be entitled to receive an additional payment from the French tax authorities if the Company is liable for the précompte equalization tax in respect of a dividend distribution (e.g., paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution). Corporate holders receiving such dividends generally will be entitled to receive a payment equal to 80% of the précompte that the Company actually paid in cash in respect of dividends paid, less a 15% withholding tax. Pension funds and other tax-exempt U.S. holders generally will be entitled to receive 30/85 of this amount, less a 15% withholding tax. Such additional payment is considered an increase to the avoir fiscal, and will also not be made available until after the close of the calendar year in which the dividend is paid.

Eligible Tax-Exempt Holders generally must follow the procedures set forth below, even though the existing French forms do not take into account the special tax treatment applicable to Eligible Tax-Exempt Holders with respect to the payment of the partial avoir fiscal and the refund of the précompte. Certain Eligible Tax-Exempt Holders may also be required to provide written evidence certified by the United States Internal Revenue Service of their status under United States federal income tax law. Eligible Tax-Exempt Holders are urged to consult their own tax advisors with respect to the procedures to be followed to obtain Treaty benefits.

To benefit from the reduced withholding tax rate of 15% or 5% immediately upon payment of a dividend and to receive the payment of the avoir fiscal less the 15% or 5% withholding tax on that amount, Eligible U.S. Holders must complete and deliver to the French tax authorities either (i) the simplified certificate described below, or (ii) an application for refund on a French Treasury form RF 1A EU – No. 5052, entitled “Application for Refund,” before the date of payment of the dividends. A simplified certificate must state that the Eligible U.S. Holder (i) is a U.S. resident within the meaning of the Treaty, (ii) does not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected, (iii) owns all the rights attached to the full ownership of the shares (including dividend rights), (iv) meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal, and (v) claims the reduced rate of withholding tax and payment of the avoir fiscal. If an Eligible U.S. Holder that is not an individual submits an “Application for

Refund” form, the application must be accompanied by an affidavit attesting that the Eligible U.S. Holder is the owner of all the rights attached to the full ownership of the shares (including dividend rights), or if the Eligible U.S. Holder is not the owner of all such rights, providing certain information concerning other owners. The “Application for Refund” form, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and is also available from the United States Internal Revenue Service. An Eligible U.S. Holder who does not benefit from the reduced withholding tax rate of 15% or 5% immediately upon the payment of the dividend may claim a refund of the excess 10% or 20%, respectively, withholding tax and may claim payment of the avoir fiscal less a 15% or 5% withholding tax on that amount by filing a French Treasury Form RF 1A EU – No. 5052 with the French fiscal authorities by December 31 of the year following the calendar year in which the related dividend was received. The Depositary will arrange for the filing with the French fiscal authorities of all forms completed by U.S. Holders registered with the Depositary and returned to the Depositary in sufficient time so they may be filed with the French fiscal authorities by December 31 of the year following the calendar year in which the related dividend was received.

If an Eligible U.S. Holder sells Ordinary Shares or ADSs in a trade executed on the monthly settlement market during a month during which a dividend payment date with respect to the Ordinary Shares occurs, generally the seller, rather than the purchaser, will be entitled to the avoir fiscal with respect to the dividend paid on such dividend payment date. See “Item 9.C – Markets” for a summary of certain information relating to trading of the Ordinary Shares on the monthly settlement market.

United States Federal Income Taxation. Subject to the passive foreign investment company rules discussed below, the gross amount of any dividend paid (before reduction for French withholding taxes) to a U.S. holder by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. holder after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the Ordinary Shares or ADSs are held for more than 60 days during the 120 period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid with respect to the Ordinary Shares or ADSs will be qualified dividend income. The dividend is taxable to the U.S. holder when it is actually or constructively received by the U.S. Holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. The gross amount of any avoir fiscal also will be treated as dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the euro payment made, determined at the spot U.S. dollar/euro rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the Shares or ADSs and thereafter as capital gains.

Subject to certain limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against the U.S. Holder’s United States federal income tax liability. To the extent a refund of tax withheld is available to a U.S. Holder (for example, because the Holder does not establish before the date of payment that it is a resident of the United States under the Treaty), the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “– French Taxation,” above, for the procedures for obtaining a refund of tax withheld in excess of the 15% or 5% treaty rates. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be “passive income” (or, in the case of certain holders, “financial services income”). Passive income or financial services income must be treated separately for purposes of computing the foreign tax credit allowable to a U.S. Holder. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Distributions of additional Ordinary Shares to U.S. Holders with respect to their Ordinary Shares or ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax.

Taxation of Capital Gains

French Taxation. Under the Treaty, no French tax is levied on any capital gain derived from the sale of Ordinary Shares or ADSs by a U.S. Holder who (i) is a resident of the United States under the Treaty, (ii) is entitled to Treaty benefits under the limitation on benefits provisions of Article 30 thereof, and (iii) does not have a permanent establishment in France to which the Ordinary Shares or ADRs are effectively connected or, in the case of an individual, who does not maintain a fixed base in France to which the Ordinary Shares or ADSs are effectively connected.

United States Federal Income Taxation. Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of Ordinary Shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs. Generally, such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares or ADSs exceeds twelve months and will be gain or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to significant limitations.

Long-term capital gain of a non-corporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15%.

French Estate and Gift Taxes

Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts, a transfer of ADSs or Ordinary Shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax unless the donor or the decedent is domiciled in France at the time of making the gift or of his or her death, or the ADSs or Ordinary Shares were used in, or held for use in, the conduct of a business or profession through a permanent establishment or a fixed place of business based in France.

French Wealth Tax

The French wealth tax generally does not apply to a U.S. Holder with respect to Ordinary Shares or ADSs.

Passive Foreign Investment Company Rules

PFIC Rules. The Company believes that Ordinary Shares and ADSs should not be treated as stock of a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.

In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held ADSs or Ordinary Shares, either:

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

If the Company were treated as a PFIC, a U.S. Holder would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of Ordinary Shares or ADRs, and

•	any “excess distribution” by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Ordinary Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares or ADSs).

Under these rules:

•	the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, beginning in the year the Company became a PFIC.

•	the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder elects to have the Company treated as a “qualified electing fund”, or QEF. U.S. Holders should consult their tax advisors as to the availability and consequences of such election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions. If the Ordinary Shares or ADSs are shares in a PFIC and treated as marketable stock, a U.S. Holder may also make a mark-to-market election and will not be subject to the PFIC rules described above. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of the Ordinary Shares or ADSs at the end of the taxable year over the holder’s adjusted basis in the Ordinary Shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the Ordinary Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in the Ordinary Shares or ADSs will be adjusted to reflect any such income or loss amounts. In addition, notwithstanding any election made with regard to the Ordinary Shares or ADSs, dividends received from the Company will not constitute qualified dividend income to a U.S. Holder if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, U.S. Holders must include the gross amount of any such dividend paid by the Company out of its accumulated earnings and profits (as determined for United States federal income tax purposes) in their gross income, and it will be subject to tax at rates applicable to ordinary income. A U.S. Holder that owns Ordinary Shares or ADSs during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this Annual report on Form 20-F that have been filed with the Securities and Exchange Commission, or SEC, at the SEC’s public reference room located at:

451 Fifth Street, NW Washington DC 20549, USA

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.

This document is also filed on the SEC document service internet site at: http://www.edgar-online.com

In addition, documents referred to above are available at SCOR’s headquarters, located at:

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

At December 31, 2002, 76.1% of consolidated net technical reserves were denominated in currencies other than those participating in the European Economic and Monetary Union, primarily the U.S. dollar (58.66% of net technical reserves), the Pound sterling (4.46%) and the Canadian dollar (3.61%).

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

SCOR prefers investments for long periods of time, and is not necessarily troubled by short term price volatility when economics and management remain excellent. Equity securities accounted for only 8% of our investments at December 31, 2002.

Sensitivity Analysis

SCOR’s exchange rate sensitivity analysis assumes an instantaneous 10% change in the exchange rates of currencies other than the currencies irrevocably fixed against the euro, from their levels at December 31, 2002, with all other variables held constant. At December 31, 2002, appreciation of the euro against other currencies would result in a before-tax decrease in the market value of financial instruments of EUR 578 million. A depreciation at December 31, 2002 of the euro against other currencies would result in a before-tax increase in the market value of financial instruments of EUR 578 million.

The interest rate sensitivity analysis estimates the change in the market value of the Company’s interest-sensitive financial instruments that were held on December 31, 2002 due to instantaneous parallel changes in the year-end yield curve. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Accordingly, the analysis may not be indicative of, is not intended to provide and does not provide a precise forecast of the effect of changes of market interest rates on the Company’s income or stockholders’ equity. Furthermore, the computations do not contemplate any actions SCOR would undertake in response to changes in interest rates.

The interest rate sensitivity analysis assumes an instantaneous shift in market interest rates, with scenarios of interest rates increasing and decreasing 100 basis points (“bp”) from their levels at December 31, 2002, with all other variables held constant. A 100 bp increase in market interest rates would have resulted in a before-tax decrease in the value of SCOR’s financial instrument position of EUR 195 million at December 31, 2002. A 100 basis point decrease in market interest rates would have resulted in a before-tax increase in the value of SCOR’s financial instrument position of EUR 195 million at December 31, 2002.

Equity price risk was measured assuming an instantaneous 10% change in the most pertinent index for the most significant equity instruments held by the Group (“the Indexes”) from their levels at December 31, 2002, with all other variables held constant. The Indexes are primarily the Standard & Poor’s 500 Index for U.S. equity instruments, the Toronto Stock Exchange 300 Index for Canadian equity instruments, and the Bloomberg 500 Index for European equity instruments. The Company’s equity holdings were assumed to be positively correlated with those indexes. At December 31, 2002, a 10% decrease in the Indexes would have resulted in a EUR 26 million decrease in the market value of the Company’s equity investments. A 10% increase in the Indexes would have resulted in a before-tax increase of EUR 26 million in the market value of the Company’s equity investments at December 31, 2002.

The following table sets forth the estimated effect on the market value of the Group’s financial instruments available for sale at December 31, 2001 and 2002, assuming changes of 10% in foreign currency exchange rates and in the Indexes, and a change of 100 basis points in interest rates.

	December 31, 2001

		Currency Risk
				Interest Rate Risk	Equity Risk
		10% change in
		foreign currency		100 bp change in	10% change in
	Market Value	exchange rates		interest rate	Indexes

	(EUR, in millions)
Increase
Fixed maturities	5,582	426		(186)	–
Equity securities	646	20		–	67
Short-term investments	448	45		–	–
Cash and cash equivalents	1,927	103		–	–

Total	8,603	593		(186)	67

Decrease
Fixed maturities	5,582	(426)		186	–
Equity securities	646	(20)		–	(67)
Short-term investments	448	(45)		–	–
Cash and cash equivalents	1,927	(103)		–	–

Total	8,603	(593	)(1)	186	(67)

	December 31, 2002

		Currency Risk
				Interest Rate Risk	Equity Risk
		10% change in
		foreign currency		100 bp change in	10% change in
	Market Value	exchange rates		interest rate	Indexes

	(EUR, in millions)
Increase
Fixed maturities	6,107	413		(195)	–
Equity securities	573	6		–	26
Short-term investments	198	18		–	–
Cash and cash equivalents	1,788	140		–	–

Total	8,666	578		(195)	26

Decrease
Fixed maturities	6,107	(413)		195	–
Equity securities	573	(6)		–	(26)
Short-term investments	198	(18)		–	–
Cash and cash equivalents	1,788	(140)		–	–

Total	8,666	(578	)(1)	195	(26)

(1)	The effect of changes of currency exchange rates on investments will be offset by the effect on technical reserves and debts expressed in USD.

The following table sets forth the estimated effect on the market value of the Group’s financial instruments entered into for trading purposes at December 31, 2001 and 2002, assuming changes of 10% in foreign currency exchange rates and in the Indexes, and a change of 100 basis points in interest rates.

	December 31, 2001

		Currency Risk
			Interest Rate Risk	Equity Risk
		10% change in
		foreign currency	100 bp change in	10% change in
	Market Value	exchange rates	interest rate	Indexes

	(EUR, in millions)
Increase
Equity securities	56	6	–	6
Decrease
Equity securities	56	(6)	–	(6)

	December 31, 2002(2)

		Currency Risk
			Interest Rate Risk	Equity Risk
		10% change in
		foreign currency	100 bp change in	10% change in
	Market Value	exchange rates	interest rate	Indexes

	(EUR, in millions)
Increase
Equity securities	0	0	–	0
Decrease
Equity securities	0	0	–	0

(2)	Trading equity securities have been entirely sold during 2002.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) are designed to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. As of a date within 90 days of the filing date of this annual report (the “Evaluation Date”), an evaluation was performed under the supervision and with the participation of our management, including the Chairman and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation our management, including the chief executive officer and the chief financial officer, concluded that our disclosure controls and procedures were effective at the level of providing reasonable assurance, as of the Evaluation Date. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the Evaluation Date.

In designing and evaluating our disclosure controls and procedures, our management, including the chief executive officer and the chief financial officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and financial statements schedules, together with the report of Ernst & Young thereon, are filed as part of this Annual Report:

Pages

Financial Statements
Report of Independent Auditors	F-1
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-2 – F-3
Consolidated Statements of Income for the Years Ended December 31, 2002, 2001 and 2000	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2002, 2001, and 2000	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2002, 2001, and 2000	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001, and 2000	F-7
Notes to Consolidated Financial Statements	F-8 – F-46
Schedules
Schedule I – Summary of Investments – Other than Investments in Related Parties	S-1
Schedule III – Supplementary Insurance Information	S-2
Schedule IV – Reinsurance	S-3
Schedule V – Valuation and Qualifying Accounts	S-4
Schedule VI – Supplemental Information Concerning Property-Casualty Insurance Operations	S-5

All other schedules have been omitted because they are not required under the applicable instructions.

Item 19. Exhibits

Pages

Exhibit 1:
Translation from French into English of the Company’s Statuts, or bylaws, as amended in conformity with the May 15, 2003 board of directors’ meeting	E-1 – E-6
Exhibit 4:
Summary in the English language of (i) the EUR 100 million short-term credit line agreement, dated December 11, 2002, entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent, and (ii) the credit line agreement, dated December 26, 2002, entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank, relating to the issuance of letters of credit in an aggregate amount of up to USD 900 million.

Exhibit 8:
List of subsidiaries	E-7
Exhibit 12:*
Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-8

* furnished, not filed.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of SCOR

We have audited the accompanying consolidated balance sheets of SCOR and subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 18 of this Form 20-F. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We did not audit the financial statements of Commercial Risk Partners, Ltd. for the year ended December 31, 2000, a wholly-owned subsidiary, which financial statements reflected total assets constituting 10% in 2000, and total revenues constituting 20% in 2000, of the related consolidated totals. The consolidated financial statements of Commercial Risk Partners, Ltd. for the year ended December 31, 2000 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Commercial Risk Partners, Ltd. in this year, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States and France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the conversion of the financial statements of SCOR Italia Ri to accounting principles generally accepted in the United States). We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCOR and subsidiaries as of December 31, 2002 and 2001, and the results and comprehensive income of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1.14 to the consolidated financial statements, during 2001 the Company adopted the practice of discounting SCOR US Corporations’ tabular workers’ compensation reserves and also as discussed in Note 1.23, during 2002, the Company changed its method of accounting for goodwill.

ERNST & YOUNG
Represented by Alain Vincent

Paris, France

April 2, 2003

SCOR

CONSOLIDATED BALANCE SHEETS

ASSETS

		As of December 31,

	Notes	2001	2002

		(EUR, in millions)
Investments
Fixed maturities, available for sale, at fair value (amortized cost: EUR 5,456 in 2001 and EUR 5,771 in 2002)	1, 2, 12	5,582	6,107
Equity securities, available for sale, at fair value (cost EUR 978 in 2001 and EUR 619 in 2002)	1, 2, 12	646	573
Trading equity securities, at fair value (cost: EUR 110 in 2001 and none in 2002)	1, 2, 12	56	–
Short-term investments, at cost	1, 12	448	198
Other long-term investments	1	358	345

Total investments		7,090	7,223

Cash and cash equivalents	1, 12	1,927	1,788

Accrued interest income		111	109

Reinsurance balances receivable
Property-Casualty	1	845	797
Life	1	134	234

Total reinsurance balances receivable		979	1,031

Accrued premiums receivable, net of commissions
Property-Casualty	1, 3	1,210	875
Life	1, 3	197	214

Total accrued premiums receivable, net of commissions		1,407	1,089

Property-Casualty
Reinsurance recoverable on unpaid losses and LAE	1, 3	1,448	1,067
Prepaid reinsurance premium	1, 3	254	130

Total		1,702	1,197

Life
Reinsurance recoverable on reserves for future policy benefits	1, 3	648	511

Deferred policy acquisition costs, net		352	454
Credits for deposits with ceding companies	1	1,000	1,249
Deferred income tax benefits	1, 7	504	438
Derivative financial instruments	1, 13	21	21
Fixed assets, net	1	24	20
Intangible assets	1	114	62
Advances to and investments in affiliates	1, 5	233	57
Goodwill	1	285	260
Other assets		536	427

Total assets		16,933	15,936

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

		As of December 31,

	Notes	2001	2002

		(EUR, in millions)
Property-Casualty
Losses and loss adjustment expenses reserves, gross	1, 16	8,365	7,967
Unearned premium reserves, gross	1	1,665	1,617

Total		10,030	9,584

Life
Reserve for future policy benefits	1, 15	2,601	2,368

Funds held under reinsurance treaties	1, 3	894	683

Reinsurance balances payable
Property-Casualty	1	436	312
Life	1	59	220

Total reinsurance balances payable		495	532

Convertible subordinated debentures	6, 12	247	451
Long term debt	6	263	246
Notes payable	6, 12, 13	57	62
Debt due within one year		8	12
Commercial paper	6, 12, 13	306	–
Derivative financial instruments	13	24	26
Accrued expenses		341	416
Deferred taxes	1, 7	167	224
Minority interest	14	190	187

Total liabilities		15,623	14,791

Shareholders’ Equity
Common stock, 136,544,845 in 2002 and 41,244,216 shares in 2001 authorized and issued	1, 9	157	520
Additional paid-in capital		976	802
Catastrophe reserve, net of tax	11	11	6
Retained earnings		215	(355)
Accumulated other comprehensive income	1, 4	122	172
Treasury stock, at cost (none in 2002 and 3,630,417 shares in 2001)		(171)	–

Total shareholders’ equity		1,310	1,145

Total liabilities and shareholders’ equity		16,933	15,936

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF INCOME

		Year ended
		December 31,

	Notes	2000	2001	2002

		(EUR, in millions)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 109 in 2000, EUR 102 in 2001 and EUR 97 in 2002	1, 3, 15	396	546	578
Property-Casualty premiums earned, net of premiums ceded totaling EUR 360 in 2000, and EUR 547 in 2001 and EUR 471 in 2002	1, 3, 15	2,281	3,107	3,575
Net investment income	1, 2, 15	287	347	381
Net realized gains (losses) on investments	1, 2, 15	413	10	(52)

Total revenues		3,377	4,010	4,482

Expenses
Life claims, net of reinsurance recoveries totaling, EUR 63 in 2000, EUR 90 in 2001 and EUR 41 in 2002	1, 3, 15	283	451	459
Property-Casualty claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 381 in 2000, EUR 1,051 in 2001 and EUR 139 in 2002(1)	1, 3, 15	2,204	3,177	3,455
Policy acquisition costs and commissions	1, 15	661	848	909
Underwriting and administration expenses	1, 15	162	209	208
Foreign exchange loss (gain), net		18	(8)	(61)
Amortization of goodwill	1	15	17	17
Other operating expenses (income), net		16	(1)	19

Total expenses		3,359	4,693	5,006

Income (loss) before taxes, minority interests, income from investments accounted for by the equity method and change in accounting principle		18	(683)	(524)

Income tax(1)	1, 7	57	273	(28)

Income (loss) before minority interests, income from investments accounted for by the equity method and change in accounting principle		75	(410)	(552)

Minority interests		(1)	(1)	(13)

Income (loss) before income from investments accounted for by the equity method and change in accounting principle	1, 5	74	(411)	(565)

Income from investments accounted for by the equity method		3	4	4

Income (loss) before change in accounting principle		77	(407)	(561)

Cumulative effect of change in accounting principle, net of tax EUR 22 in 2001(1)	1	–	42	–

Net income (loss)		77	(365)	(561)

		(EUR, except number
		of shares in thousands)
Basic earnings per share
Income (loss) before cumulative effect of change in accounting principle		2.44	(11.98)	(4.11)
Cumulative effect of a change in accounting principle, net of tax		–	1.24	–

Basic earnings per share available to common stockholders	1, 9	2.44	(10.74)	(4.11)

Diluted earnings per share
Income (loss) before cumulative effect of change in accounting principle		2.27	(10.50)	(4.11)
Cumulative effect of a change in accounting principle, net of tax		–	1.10	–

Diluted earnings per share available to common stockholders	1, 9	2.27	(9.40)	(4.11)

Weighted average number of shares outstanding,
basic	1, 9	31,551	33,971	136,592

Diluted	1, 9	36,040	38,288	136,592

(1)	The change in accounting principles due to the discount of reserves occurred for the first time in 2001. The effect of the change in 2001 was to increase net income by EUR 62 million before tax and EUR 41 million after tax. In 2002, the impact of the discount of reserves included in the Property-Casualty claims and loss adjustment expenses was to increase net income by EUR 17 million before tax and EUR 11 million after tax. However, in order to better compare 2001 and 2002, the Property-casualty claims included pretax catastrophe losses analysis has been made on the basis of reserves undiscounted (i.e.: EUR 3,455 million + EUR 17 million = EUR 3,472 million).

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,

	Notes	2000	2001	2002

		(EUR, in millions)
Net income		77	(365)	(561)

Other comprehensive income, net of tax
Foreign currency translation adjustment	1, 4	72	18	(80)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	1, 4	89	15	74
Equity securities	1, 4	(55)	–	(10)
Investments accounted for by the equity method	1, 4	(5)	(18)	–
Less: reclassification adjustment for prior periods appreciation included in net income	1, 4	(48)	(25)	66

Other comprehensive income		53	(10)	50

Comprehensive income		130	(375)	(511)

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	As of December 31,

	2000	2001	2002

	(EUR, in millions)
Ordinary Shares
Balance at beginning of year	132	133	157
Issuance of Ordinary Shares – Sorema acquisition	–	24	–
Issuance of Ordinary Shares – Public issue	–	–	377
Issuance of Ordinary Shares – exercise of stock options	1	–	–
Cancellation of Ordinary Shares – Treasury stock	–	–	(14)

Balance at end of year	133	157	520

Additional paid-in capital
Balance at beginning of year	654	656	976
Issuance of Ordinary Shares – Sorema acquisition	–	319	–
Issuance of Ordinary Shares – Public issue	–	–	(14)
Issuance of Ordinary Shares – exercise of stock options	2	1
Cancellation of Ordinary Shares – Treasury stock	–	–	(160)

Balance at end of year	656	976	802

Accumulated other comprehensive income
Balance at beginning of period	79	132	122
Unrealized appreciation (depreciation) on investments	(19)	(28)	130
Currency translation adjustments	72	18	(80)

Balance at end of period	132	122	172

Catastrophe reserve
Balance at beginning of year	68	12	11
Allocation during year	(56)	(1)	(5)

Balance at end of year	12	11	6

Retained earnings
Balance at beginning of year	550	626	215
Net income	77	(365)	(561)
Allocation to catastrophe reserve	56	1	5
Dividends	(53)	(53)	(11)
Others	(4)	6	(3)

Balance at end of year	626	215	(355)

Treasury stock
Balance at beginning of year	(142)	(164)	(171)
Cancellation (Purchase) of treasury shares	(22)	(7)	171

Balance at end of year	(164)	(171)	0

Total Shareholders’ equity	1,395	1,310	1,145

Ordinary Shares
Balance at beginning of year	34,628,906	34,793,846	41,244,216
Exercise of stock options	164,940	80,000	16,158
Issuance of Ordinary Shares – Sorema acquisition	–	6,370,370	–
Issuance of Ordinary Shares – Public issue	–	–	99,024,888
Cancellation of treasury stocks	–	–	(3,740,417)

Balance at end of year	34,793,846	41,244,216	136,544,845

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Cash flows from operating activities
Net income before minority interests	78	(364)	(548)
Adjustments to reconcile net income to net cash provided by operating activities
Change in reinsurance recoverable on unpaid losses	(64)	(745)	255
Change in prepaid insurance premiums	(7)	(60)	12
Change in losses and LAE reserves, gross	558	1,517	467
Change in Life reserves for future policy benefits	(138)	33	99
Change in unearned premium reserves, gross	209	128	192
Deferred policy acquisition costs	(34)	12	(116)
Realized investment gains and losses	(413)	48	(3)
Other amortization and change in other provisions	37	12	73
Change in deferred tax	(86)	(260)	46
Unrealized foreign exchange gains or losses	(1)	(1)	(92)
Affiliated income accounted for under equity method	(3)	(4)	–
Cash dividends received from affiliates accounted for under equity method	8	8	–
Changes in assets and liabilities
Premium and loss balances, net	(101)	328	(47)
Change in accrued reinsurance balance payable	(113)	(306)	409
Change in deposits with ceding companies	16	(108)	(275)
Change in funds held under reinsurance treaties	(154)	(28)	(99)
Change in sundry debtors and creditors	(9)	(200)	(102)
Other	1	(1)	(2)

Net cash provided by (used in) operating activities	(216)	9	269

Cash flows from investing activities
Sales, maturities or redemptions of fixed maturities available for sale	1,784	4,395	8,649
Sales of equity securities	2,999	2,367	526
Net sales (purchases) of short-term investments	51	(259)	174
Investments in fixed maturities available for sale	(1,591)	(3,134)	(9,876)
Investments in equity securities	(3,048)	(2,172)	(273)
Acquisitions of fixed assets	(109)	(59)	–
Disposals of fixed assets	17	55	–
Investment in consolidated affiliates	109	2	(11)
Investment in reinsurance companies	(99)	(342)	275
Long term loans	50	(7)	13

Net cash provided by (used in) investing activities	163	846	(523)

Cash flows from financing activities
Dividends paid	(54)	(53)	(11)
Repayment of borrowings	(369)	(491)	(1,864)
Proceeds from borrowings	526	774	1,841
Issuance of shares	3	345	363
Increase (decrease) on minority interests	–	174	(19)
Purchase of treasury stock	(22)	(7)	(3)

Net cash provided by (used in) financing activities	84	742	307

Effect of exchange rate changes on cash	25	(7)	(57)

Net increase (decrease) in cash and cash equivalents	56	1,590	(4)

Cash and cash equivalents at beginning of year	183	247	1,927
Effect of changes in exchange rates on cash beginning	8	6	(135)
Changes in consolidation scope	–	84	–

Cash and cash equivalents at end of year	247	1,927	1,788

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

1.1.     Significant events

The year 2002 witnessed a serious rise in losses on the 1999 to 2001 underwriting years for the entire reinsurance industry, in the United States especially, together with a series of unexpected business failures that significantly impacted the credit reinsurance sector. This sharp increase in prior-year losses came after the major losses recorded in 2001, notably the September 11 tragedy.

In financial terms, two consecutive years of falling stock markets have necessitated allowances for long-lived impairment and the realization of losses on disposals of equity securities.

As a result of these accumulated factors, SCOR Group has published a sizable net loss, despite sharply rising reinsurance market rates, especially in P&C reinsurance and Large Corporate Accounts.

Group premium income totaled EUR 4,914 million at the end of 2002, up 11% relative to 2001.

In P&C reinsurance, the Group registered rate increased short-tail business (property damage) notably, where prices are more advantageous than in long-tail, low visibility sectors such as liability reinsurance. The result has been a significant reduction in the respective share of the latter relative to short-tail business. Short to medium-tail business now accounts for 46.9% of total P&C and Large Corporate Accounts, versus 42.5% in 2001.

Stronger-than-expected growth in life and accident business stems partly from new long-term care business, with a number of major new portfolio additions, and partly from financing contracts written in 2002.

In credit and surety reinsurance, the Group withdrew from writing credit derivatives business in 2002 in response to the economic slowdown and the rising risk of business failures, and also sharply cut back its involvement in US bond business.

There was a sharp reduction in Alternative Risk Transfer (ART) reinsurance activity due to poor prospects in this market. SCOR’s Commercial Risk Partners subsidiary, which specializes in this line of business, ceased writing all new business with effect from 2003.

The Group’s “Back on Track” plan bolstered reserves in the third-quarter 2002 accounts in response to rising losses on underwriting years prior to 2002. Reserves were notably strengthened in the following lines of business:

–	a EUR 154 million increase in reserves at SCOR U.S.. These additional reserves cover all underwriting years, especially 1998 to 2001;

–	a EUR 141 million increase in reserves for Commercial Risk Partners. These additional reserves chiefly concern finite prospective worker’s compensation business written in 1999 and 2002. Volumes fell significantly in the first half of 2002, and underwriting was halted definitively in January 2003;

–	a EUR 30 million increase in reserves for credit and bond activities, chiefly to cover reinsurance of credit derivatives risks. SCOR has ceased writing this business definitively since November 2001;

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

–	a EUR 15 million addition to reserves for pollution exposures in order to allow for developments in US court awards.

According to the “Back on Track” plan, the Group has decided to put on run off or to sell the Bermudian subsidiary Commercial Risk Partners. The financial consequences of this decision were a strengthening of technical reserves and an amortization of CRP’s goodwill.

The Group Chief Reserving Actuary conducted an appraisal of technical reserves at the end of December 2002, based on reports by internal and outside actuaries. As a result, a further USD 74 million were added to reserves for underwriting years prior to 2002, including USD 54 million for the Bermuda subsidiary, relative to the state of technical reserves at the end of September 2002 which served as the benchmark for the outside actuaries’ valuation. Moreover, technical results for the 2002 underwriting year were positive, as forecast by the Group.

Following these additions to technical reserves, especially in the United States, the net combined ratio for full-year 2002 worked out to 122%, compared with 127% in 2001, a year marked by an impressive series of losses (cf. the World Trade Center in particular).

Falling interest rates on bonds and the continuing equity bear market over the last two years have severely depressed aggregate investment revenues: these increase by 6.6% to EUR 417 million in 2002, compared with EUR 391 million the previous year.

Income from ordinary investing activities amounted to EUR 350 million, down 19% relative to 2001. Losses from disposals of equity securities, net of recoveries from allowances for long-lived impairment, amounted to EUR 232 million in 2002. These were partly offset by an EUR 93 million capital gain on the disposal of our COFACE stake.

Net allocations to provisions for goodwill amounted to EUR 18 million, related to a total write-off of goodwill on Commercial Risk Partners following the decision in January 2003 to dispose of this Bermudan subsidiary or transfer it to a run-off account.

As a result of the foregoing, the Group registered a net loss of EUR 561 million at the end of 2002.

To make good the loss recorded in 2002, preserve a sufficient level of solvency in 2003 and take full advantage of rising rates, SCOR carried out a EUR 381 million capital increase on November 20, 2002, via the issuance of 99 million new shares. The capital increase was fully-subscribed.

On March 28, 2003, SCOR signed a letter of intent for the disposal of its Bermudan subsidiary CRP, and discussions with the potential buyer under the letter of intent are continuing. There can be no assurance as to whether a sale to such buyer will be completed, or the terms thereof. SCOR continues to evaluate its options with respect to CRP, including retaining CRP as a run-off operation.

On June 17, 2003, Standard & Poor’s (“S&P”) announced that it placed all its long-term ratings, including its ‘A’ counterparty credit and insurer financial strength ratings, on SCOR and its subsidiaries on CreditWatch with negative implications. If, upon resolution of the CreditWatch placement, S&P decides to lower the ratings on SCOR and its subsidiaries, S&P does not expect that they will be lowered by more than one or two notches. On June 18, 2003, the Fitch International Bank Credit Analyst (“Fitch IBCA”):

•	affirmed the Insurer Financial Strength (IFS) ratings of the Group at BBB and the long-term and short-term ratings of SCOR at BBB- and F3, respectively; and

•	announced that the IFS ratings of CRP’s subsidiaries remain on “rating watch-evolving”.

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

The accompanying financial statements include the accounts of SCOR and its majority-owned and controlled domestic and foreign subsidiaries. Investment in 20% to 50% owned affiliates are accounted for by the equity method except Irish Reinsurance Partners (IRP) a 41.7%-owned subsidiary that is fully consolidated due to the control that SCOR exercises. All significant inter-company transactions and balances have been eliminated. During the first quarter of 2003, a 5% complementary part has been purchased to bring the ownership to 46.7%.

The consolidated financial statements are prepared and presented in euro.

1.3.     Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related footnotes. Actual results could differ from these estimates.

1.4.     Foreign currency translation

The functional currency of each entity of the Group is the currency in which that entity primarily conducts its business. For most of the Group’s foreign subsidiaries the local currency is the functional currency. In accordance with Statement of Financial Accounting Standard No. 52 (“SFAS 52”), “Foreign Currency Translation,” financial statements of non-French subsidiaries are translated into euro equivalents using the current rate of exchange existing at period-end for assets and liabilities, and the average yearly exchange rate for revenues and expenses. Related translation adjustments are reported as a separate component of shareholders’ equity.

Transactions denominated in currencies other than the entity’s functional currency are recorded into the functional currency using exchange rates in effect at the transaction date. Resulting gains or losses are included in the income statement.

1.5.     Marketable securities

The Group accounts for marketable securities in accordance with the requirements of Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities.” SFAS 115 requires that debt and marketable equity securities be classified in one of three categories: trading, available-for-sale, or held to maturity.

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The present value of the future profits booked in respect of SCOR Life Re business acquired July 1, 2000, reduced from EUR 176 million to EUR 165 million at the end of December 2000, after an interest of EUR 1 million and an amortization of deferred policy acquisition costs of EUR 12 million. In 2001, the present value of future profits decreased from EUR 165 million to EUR 150 million end of December 2001, resulting in an interest of EUR 7 million, a favorable exchange rate fluctuation for an amount of EUR 8 million, the creation of new business of EUR 2 million, and an additional EUR 32 million amortization of deferred policy acquisition costs. In 2002, the present value of future profits decreased from EUR 150 million to EUR 111 million end of December 2002, resulting in an interest of EUR 5 million, an unfavorable exchange rate fluctuation for an amount of EUR 23 million, and an additional EUR 21 million amortization of deferred policy acquisition costs.

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

1.11.     Impairment or Disposal of Long-Lived Assets

The Group accounts for long-lived assets in accordance with the requirements of Statement of Financial Accounting Standards No.121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS 121 requires that long-lived assets and certain identifiable intangibles held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable.

1.12.     Goodwill

The excess of purchase price over net assets acquired in a consolidated company restated to fair value at the date of purchase, is recorded as goodwill and is amortized over a maximum period of 20 years. Under the

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 142 application, if facts and circumstances indicate that unamortized goodwill may be impaired, a systematic tests of impairments are made to determine the exact value to show as a goodwill. If the goodwill is declared so high compared to its fair value, an impairment is recorded in the statement of income. During 2002, goodwill arisen from new acquisition has not been amortized (see Recent Accounting Developments) and the Commercial Risk Partners’goodwill is fully impaired.

1.13.     Uncollectible reinsurance balances

The Company establishes provisions for uncollectible reinsurance balances based on management’s assessment of the collectibility of the outstanding balances. Such provisions were EUR 8 million and EUR 12 million as of December 31, 2002 and December 31, 2001.

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

The Group discounts certain reserves for losses and loss adjustment expenses relating for the most part to workers’ compensation claims, over the estimated payment period of the liabilities. The discount rate is based on risk-free rates of return for investments of similar duration, and the discount rate is a locked in rate. Loss and loss adjustment reserves discounted at December 31, 2002 and 2001 were discounted at rates ranging from 3.7% to 8.1% and the amount of those discounted reserves were EUR 1,208 million and EUR 1,069 million, at December 31, 2002, and 2001, respectively. During 2001, SCOR US adopted the practice of discounting tabular workers’ compensation claims for statutory and U.S. GAAP using an interest rate of 5%. The Company believes that discounting such claims is preferable since it more closely matches revenues and expenses, better reflects the economic reality of paying the fixed amounts over a long period of time and represents a method commonly used in the industry. The effect of the change in 2001 was to increase net income by EUR 62 million before tax, and EUR 41 million after tax. To be able to compare figures, the effect of this change in 2002 would have been of EUR 17 million before tax and EUR 11 million after tax.

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

1.15.     Stock-based compensation

SCOR accounts for its employee stock option plans in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and discloses in Note 10 pro forma net income and earnings per share as if the fair-value based method of accounting defined in Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock Based Compensation” were

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

applied. SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement defines a fair-value based method of accounting for stock-option plans whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. It encourages all entities to adopt that method of accounting for all of their employee stock compensations plans, but also allows an entity to continue to measure compensations costs for those plans using the intrinsic value based method of accounting prescribed by APB 25.

1.16.     Accounting for income taxes

The Group accounts for income taxes in accordance with the requirements of Statement of Financial Accounting Standard No. 109 (“SFAS 109”) “Accounting for Income Taxes.” SFAS 109 provides for a liability approach under which deferred income taxes are calculated based upon enacted tax laws and rates, applicable in the various jurisdictions in which the Group operates, to the periods in which the tax becomes payable. Deferred tax assets and liabilities as of December 31, 2002 reflect in respect of French jurisdiction, a surcharge of 3% for 2002 and thereafter, and the other additional surcharge of 3,3% on income tax payable income applicable to years 2001 and after. Deferred tax assets and liabilities as of December 31, 2002 and 2001 reflected the 3% and 6% exceptional surcharge, respectively applicable to tax years 2003 and 2002.

Valuation allowances are recorded against deferred tax assets that are “more likely than not” to be not realizable in the future. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, SCOR used the same assumptions and projections utilized in internal forecasts Based on these projections, SCOR estimates that the loss carry forwards will be utilized prior the expiration of the loss carry forwards except for a part estimated to EUR 138 million recorded as an impairment loss during 2002 due to a net loss result of our US subsidiary for two years in succession.

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

The Group discloses pensions and other postretirement benefits in accordance with the requirements of Statement of Financial Accounting Standards No.132 (“SFAS 132”), “Employers’ disclosures about Pensions and Other Postretirement Benefits.” SFAS 132 suggests combined formats for presentation of pension and other postretirement benefit disclosures, and does not change the measurement or the recognition of those plans.

1.18.     Earnings per share

The Group accounts for earnings per share in accordance with the requirements of Statement of Financial Accounting Standards No. 128 (“SFAS 128”), “Earnings Per Share.” SFAS 128 establishes standards for computing and presenting earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the effect of all potentially dilutive securities. SFAS 128 also requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

1.20.     Disclosures about segments of an enterprise

The Group discloses about segments and other related information in accordance with the requirements of Statement of Financial Accounting Standards No. 131, (“SFAS 131”), “Disclosures about Segments of an Enterprise and Related Information.”

The Group has organized its business into five major segments based on the type of reinsurance markets it targets. Responsibilities and reporting within the Group are established based on this structure: Property-Casualty treaty reinsurance, Life/ Accident & Health reinsurance, Large Corporate Accounts reinsurance, credit, surety and political risks reinsurance and Alternative reinsurance. Other activities include investment revenue allocated to shareholders’ equity, amortization of goodwill and investments accounted for by the equity method. As disclosed in Note 15, for each activity SCOR reports earnings before income tax and minority interests, as used for management purposes.

1.21.     SOREMA

On July 1, 2001 SCOR Group took full control of two reinsurance subsidiaries of GROUPAMA, SOREMA S.A., a French company and SOREMA N.A., an U.S. company. This acquisition is in line with SCOR’s strategy and marks a new stage in its policy of growth and international expansion.

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

This acquisition also led to an increase of EUR 344 million in SCOR’s equity, divided into EUR 24 million in ordinary shares and EUR 319 million in additional paid-in capital. GROUPAMA received 6,370,370 SCOR shares issued for the purpose of this transaction. This increase in SCOR’s capital will help support the strong growth of its businesses. As part of this transaction, GROUPAMA agreed to cover its liabilities in respect of run-off of technical reserves for the 2000 and previous reinsurance years. The aforementioned agreement was settled in the form of a retrocession contract coupled with a general guarantee. At the end of December 2002, the sum of EUR 245 million was booked in the accounts of SCOR. This amount may be revised at the expiration of the guarantee period i.e., June 30, 2007.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill has been calculated on the basis of the financial statements drawn up at June 30, 2001. SOREMA operating results have been consolidated since July 1, 2001. Several adjustments have been made to evaluate at fair value assets and liabilities: technical reserves have been increased, deferred tax assets and deferred acquisition expenses have been written down, and restructuring charges have been booked. The goodwill after these restatements amounts was EUR 88 million, of which 17 millions allocated to licenses of SOREMA N.A at the end of December 2001. At the end of December 2002, an ultimate calculation including definitive operations related to SOREMA acquisition show a goodwill of EUR 97 million. SOREMA S.A. was merged into SCOR following the Extraordinary Shareholders’ meeting of December 21, 2001.

Simplified balance sheets of SOREMA S.A. and SOREMA N.A. as of June 30, 2001 are presented below:

	Sorema S.A.	Sorema N.A.	Total

	(EUR, in millions)
ASSETS
Investment and cash and cash equivalent	510	517	1,027
Property-casualty reinsurance balances receivable	48	151	199
Property-casualty accrued premiums receivable, net of commissions	218	19	237
Property-casualty reinsurance recoverable on unpaid losses and LAE	140	245	385
Fixed and other assets	119	127	246

Total assets	1,035	1,059	2,094

LIABILITIES AND SHAREHOLDERS’ EQUITY
Property-casualty underwriting reserves, gross	888	743	1,631
Funds held under reinsurance treaties	3	74	77
Property-casualty reinsurance balances payable	0	37	37
Financial debt	0	5	5
Accrued expenses	23	43	66
Total shareholders’ equity	121	157	278

Total liabilities and shareholders’ equity	1,035	1,059	2,094

1.22.     Reclassifications and Presentation

Certain reclassifications of the consolidated financial statements and related footnote amounts in the years ended December 31, 2001 and 2000 have been made to conform to the presentation in the year ended December 31, 2002.

1.23.     Recent Accounting Developments

Effective January 1, 2001, the Company adopted FASB Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS 133 and the related transition adjustment resulted in a gain of EUR 2 million reported in Cumulative effect of change in accounting principle (EUR 1 million net of taxes) at the end of December, 2001.

In June 2001, the Financial Accounting Standards Board issued two Statement of Financial Accounting Standard (“SFAS”). SFAS No. 141 “Business Combinations” requires usage of the purchase method for all business combinations initiated after June 30, 2001, and prohibits the usage of the pooling of interests method of accounting for business combinations. SFAS No. 141 also specifies criteria that intangible assets acquired must meet to be recognized and reported separately from goodwill. SFAS No. 142 “Goodwill and Other Intangible Assets” changes the current accounting model that requires amortization of goodwill, supplemented by impairment tests, to an accounting model that is based solely upon impairment tests. The

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provisions of SFAS No. 142 related to accounting for goodwill and intangible assets will be generally effective at the beginning of 2002, except among other things, that goodwill and identifiable intangible assets with indefinite lives arising from combinations completed after June 30, 2001 are not amortized.

The company has introduced systematic annual goodwill impairment testing, by application of the SFAS 142 standard, in order to ascertain the fair value of goodwill. These tests are based primarily on a battery of methods, notably the “super profit” and “discounted technical reserves” methods.

As applied to the financial statements at December 31, 2002, these tests call for goodwill recognized on the Bermuda subsidiary Commercial Risk Partners to be written off in full for EUR 18 million.

	2000	2001	2002

	(EUR, in millions except for
	earnings-per-share amounts)
Disclosure
Reported net income/(loss)	77	(365)	(561)
Add back: goodwill amortization	16	17	–

Adjusted net income/(loss)	93	(348)	(561)

Basic earnings-per-share
Reported net income	2.43	(10.74)	(4.11)
Add back: goodwill amortization	0.50	0.50	–

Adjusted net income	2.93	(10.24)	(4.11)

Diluted earnings-per-share
Reported net income	2.27	(9.40)	(4.11)
Add back: goodwill amortization	0.44	0.44	–

Adjusted net income	2.71	(8.96)	(4.11)

After being reviewed by SCOR, the application of FAS 142 had an impact described as follows:

In October 2001, the FASB issued the statement of Accounting Standard No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement recognizes an impairment loss only if the carrying amount of a long-lived asset to be held and used is not recoverable from its undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset. It also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of. The accounting model for long-lived assets to be disposed of by sale is used for all long-lived assets, whether previously held and used or newly acquired. That accounting model retains the requirement of Statement 121 to measure a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. The adoption of SFAS No. 144 did not have a material impact on the presentation of, or disclosures made in the financial statements.

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The adoption of SFAS No 146 did not have impact on the presentation made in the 2002 financial statements.

In November 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others”, an interpretation of SFAS Nos. 5, 57 and 107, and rescission of FIN No. 34, “Disclosure of Indirect Guarantees of

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Indebtedness of Others”. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes the adoption of such interpretation will not have a material impact on its results of operations, financial position or cash flows. The Company has standby letters of credit totaling approximately EUR 1,085 [S3]million as of December 31, 2002. (see note 14)

In December 2002, SFAS No. 148, “Accounting for Stock-based Compensation-Transition and Disclosure”, an amendment of FASB Statement No. 123, was issued and amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under that interpretation, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be effective for the Company’s 2003 financial statements.

Note 2.     Investments

The amortized cost and estimated fair value of fixed maturities as of December 31, 2002, by contractual maturity is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2000

	Amortized	Unrealized	Unrealized	Estimated
	Cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities available for sale
Debt securities issued or guaranteed by the French government or its agencies	256	2	(2)	256
Debt securities issued or guaranteed by the U.S. government or its agencies	1,183	9	(16)	1,176
Obligations of U.S. states and political subdivisions	385	6	(1)	390
Debt securities issued or guaranteed by the European Union	660	9	(3)	666
Debt securities issued or guaranteed by other national, state or local governments or their agencies	283	11	(1)	293
Corporate debt securities	1,406	27	(20)	1,413
Mortgage-backed securities	1,294	43	–	1,337
Other debt securities	32	–	–	32

Total fixed maturities available for sale	5,499	107	(43)	5,563

Equity securities available for sale	839	25	(107)	757
Trading equity securities	198	5	(3)	200

Total equity securities	1,037	30	(110)	957

Total investments carried at fair value	6,536	137	(153)	6,520

	As of December 31, 2001

	Amortized	Unrealized	Unrealized	Estimated
	Cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities available for sale
Debt securities issued or guaranteed by the French government or its agencies	251	2	(1)	252
Debt securities issued or guaranteed by the U.S. government or its agencies	934	10	(2)	942
Obligations of U.S. states and political subdivisions	275	5	(1)	279
Debt securities issued or guaranteed by the European Union	558	9	(1)	566
Debt securities issued or guaranteed by other national, state or local governments or their agencies	324	16	(1)	339
Corporate debt securities	1,694	45	(16)	1,723
Mortgage-backed securities	1,373	71	(6)	1,438
Other debt securities	44	0	(1)	43

Total fixed maturities available for sale	5,453	158	(29)	5,582

Equity securities available for sale	799	18	(171)	646
Trading equity securities	110	–	(54)	56

Total equity securities	909	18	(225)	702

Total investments carried at fair value	6,362	176	(254)	6,284

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2002

	Amortized	Unrealized	Unrealized	Estimated
	Cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities available for sale
Debt securities issued or guaranteed by the French government or its agencies	677	4	(1)	680
Debt securities issued or guaranteed by the U.S. government or its agencies	1,159	19	–	1,178
Obligations of U.S. states and political subdivisions	287	19	–	306
Debt securities issued or guaranteed by the European Union	772	24	(4)	792
Debt securities issued or guaranteed by other national, state or local governments or their agencies	320	18	–	338
Corporate debt securities	1,434	62	(4)	1,492
Mortgage-backed securities	1,182	91	(6)	1,268
Other debt securities	55	–	(1)	53

Total fixed maturities available for sale	5,886	237	(16)	6,107

Equity securities available for sale	619	9	(55)	573

Total investments carried at fair value	6,505	246	(71)	6,680

	As of December 31, 2002

	Amortized	Estimated
	cost	fair value

	(EUR, in millions)
Available for sale
Due within one year or less	1,124	1,141
Due after one year through five years	2,993	3,084
Due after five years through ten years	1,619	1,726
Due after ten years	150	156

Total	5,886	6,107

For debt securities for which is planned an early or a multiple terms reimbursement, the longest maturity is the one to be considered.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s net investment income, comprised primarily of interest and dividends, was derived from the following sources:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Investment income
Fixed maturities	300	379	332
Equity securities, dividends	17	26	6
Trading equity securities, net unrealized gains (losses)	2	(56)	53
Short-term investments and other(1)	51	92	122

Total investment income	370	441	513

Investment expense
Swap interest	12	13	17
Commercial paper	4	3	8
Administration expenses	28	13	16
Other (including convertible debentures interest and discount)	39	65	91

Total investment expense	83	94	132

Net investment income	287	347	381

(1)	Includes swap income of EUR 13 million in 2000, EUR 10 million in 2001 and EUR 10 million in 2002.

Net realized investments gains and losses of the Group were derived from the following sources:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Net realized investment gains (losses)
Fixed maturities	42	69	72
Equity securities(1)	137	(66)	(119)
Trading Equity securities	101	–	(98)
Short-term investments and other	133	7	93

Net realized investment gain	413	10	(52)

(1)	net realized gains on equity securities for 2002 include the gain on sale of shares of COFACE.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in net unrealized gains and losses on investments of the Company (including unrealized gains and losses on trading equity securities that are recognized to the income statement) are derived from the following sources:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Increase (decrease) during period in difference between fair value and cost of investments in equity securities	(153)	(59)	93
Deferred income tax benefit (expense)	55	21	(31)

Increase (decrease) in net unrealized gains (losses) on equity securities	(98)	(38)	62

Increase (decrease) during period in difference between fair value and cost of investments in fixed maturities	115	39	93
Deferred income tax benefit (expense)	(31)	(11)	(21)

Increase (decrease) in net unrealized gains (losses) on fixed maturities	84	28	72

Minority interest	–	1	(1)

Total increase (decrease) in net unrealized gains (losses) on equity securities and fixed maturities	(14)	(9)	133

The followings present gross unrealized gains and losses and the related deferred taxes on equity securities and fixed maturities available for sale carried at fair value:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Equity securities
Gross unrealized gains	30	17	9
Gross unrealized losses	(110)	(156)	(55)

Net unrealized gains (losses)	(80)	(139)	(46)

Fixed maturities, at fair value
Gross unrealized gains	107	153	238
Gross unrealized losses	(43)	(34)	(17)

Net unrealized gains (losses)	64	119	221

Total net unrealized gains (losses)	(16)	(20)	175

Policyholder-related amounts(1)	(41)	(57)	(66)
Deferred tax (liability) asset	21	32	(20)
Minority interest	(1)	(1)	(2)

Shareholders’ net unrealized appreciation (depreciation)	(37)	(46)	87

(1)	amortization of value of business acquired due to the revaluation to the fair value of available for sale securities in application of SFAS 115 (“shadow DAC”).

Note 3.     Reinsurance

The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposure to large losses. Although ceded reinsurance permits recovery of all or a portion of losses from the retrocessional reinsurer, it does not discharge the Group as the primary reinsurer.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Premiums written, premiums earned and loss and LAE incurred for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Year ended December 31, 2000

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Property-Casualty
Assumed	2,850	2,641	(2,585)
Ceded	(368)	(360)	381
Life
Assumed	505	505	(346)
Ceded	(109)	(109)	63

Net	2,878	2,677	(2,487)

	Year ended December 31, 2001

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Property-Casualty
Assumed	3,782	3,654	(4,228)
Ceded	(608)	(547)	1,051
Life
Assumed	647	647	(541)
Ceded	(101)	(101)	90

Net	3,720	3,653	(3,628)

	Year ended December 31, 2002

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Property-Casualty
Assumed	4,239	4,046	(3,611)
Ceded	(459)	(471)	139
Life
Assumed	675	675	(500)
Ceded	(97)	(97)	41

Net	4,358	4,153	3,931

For the years ended December 31, 2000, 2001 and 2002, the percentage of net premiums written to gross premiums written was 85.8%, 84.0% and 88.7% respectively.

Retrocessionaires of the Group are subject to initial review of financial condition before final acceptability is confirmed and to subsequent reviews on an annual basis. The Group, like most reinsurance companies, enters into retrocession arrangements for many of the same reasons primary insurers seek reinsurance, including increasing their premium writing and risk capacity without requiring additional capital and reducing the effect of individual or aggregate losses. Historically, the Group has retroceded risks to retrocessionaires on both a proportional and excess of loss basis. Under its 2002 retrocessional program, the capacity for Property treaties was for any one risk either EUR 10 million per cedent (up to EUR 20 million when no coinsurance on a given

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

book of businesses) or EUR 60 million per territory all cedents combined as defined by the Group’s accumulated liability for a risk. For the classes of motor liability, credit and bond, decennial, specific retrocession programs have been established. In 2002, the Group retention was EUR 25 million per risk for facultative Property and EUR 25 million per risk for facultative Casualty.

Paid losses, outstanding losses and IBNR recoverable from retrocessionaires, which are determined to be uncollectible, are charged to operations. No material amount was charged to operations for the years ended December 2002, 2001 and 2000.

The Group withholds funds from retrocessionaires in accordance with retrocessional agreements. Under the terms of the agreements, the Group pays interest on the principal amounts of deposits withheld. Related interest expense was EUR 59 million, EUR 61 million and EUR 25 million in 2002, 2001 and 2000.

Certain reinsurance contracts do not, despite their form, provide for the indemnification of the ceding company by the reinsurer against loss or liability. Such contracts primarily consist of non-proportional excess-of-loss treaties covering catastrophic events, which include profit and loss sharing clauses upon termination or cancellation. In these cases, the premium paid or received has been accounted for as a deposit rather than as premium expense or revenue in accordance with SFAS 113. Amounts recorded as deposits, and classified as other assets, under such contracts totaled EUR 10 million and EUR 18 million as of December 31, 2002 and 2001, respectively. Amounts received and recorded as funds held under reinsurance treaties under such contracts at such dates were EUR 175 million and EUR 174 million as of December 31, 2002 and 2001, respectively.

Note 4.	Comprehensive Income

Related tax effects allocated to each component of other comprehensive income for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Year ended December 31, 2000

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	72	–	72
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	124	(35)	89
Equity securities	(84)	29	(55)
Investments accounted for by the equity method	(10)	5	(5)
Less: reclassification adjustment for prior periods appreciation included in net income	(78)	30	(48)

Other comprehensive income	24	29	53

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2001

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	18	–	18
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	19	(4)	15
Equity securities	–	–	–
Investments accounted for by the equity method	(28)	10	(18)
Less: reclassification adjustment for prior periods appreciation included in net income	(39)	14	(25)

Other comprehensive income	(30)	20	(10)

	Year ended December 31, 2002

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	(80)	–	(80)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	98	(24)	74
Equity securities	(18)	7	(10)
Less: reclassification adjustment for prior periods appreciation included in net income	102	(36)	66

Other comprehensive income	102	(53)	50

Net of tax balances of each classification within accumulated other comprehensive income as of December 31, 2000, 2001 and 2002 are as follows:

			Unrealized
		Unrealized	Appreciation	Accumulated
	Foreign Currency	Appreciation	(Depreciation) of	Other
	Translation	(Depreciation) of	Equity Method	Comprehensive
	Adjustment	Investments	Investments	Income

	(EUR, in millions)
Year ended December 31, 2000
Balance at beginning of Period	75	(19)	23	79
Current-period change	72	(14)	(5)	53
Balance at end of period	147	(33)	18	132
Year ended December 31, 2001
Current-period change	18	(9)	(19)	(10)
Balance at end of period	165	(42)	(1)	122
Year ended December 31, 2002
Current-period change	(80)	129	1	50
Balance at end of period	85	87	0	172

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.	Investments accounted for by the equity method

In July 2002, SCOR sold its ownership interest in Coface to Natexis Bank. This transaction provides an additional EUR 275 million in liquidity and a realized gain after tax in Group shareholders’ equity of EUR 62 million (EUR 90 million before tax). The Group’s consolidated financial statements at the end of December 2002 include the impact of this sale of Coface.

Note 6.	Debt

Short-term and long-term debt, as well as designated interest rate swap agreements, consists of the following:

	As of December 31,

	2001		2002

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	(EUR, in millions)
Commercial paper – fixed rate	306	306	–	–
Bank and other short-term loans	8	8	12	12

Total short-term debt	314	314	12	12
Notes payable – fixed rate	57	57	62	62
Convertible subordinated debentures – 1%	247	238	451	437
EUR 50 million perpetual subordinated debt – EURIBOR + 0.75%	50	50	50	50
USD 100 million 30-year subordinated debt – LIBOR + 0.80%	113	113	96	96
EUR 100 million 20-year subordinated debt – EURIBOR + 1.15%	100	100	100	100

Total long-term debt	567	558	759	745

Total obligations	881	872	771	757

Fair value of interest rate swap agreements	(1)	(1)	(1)	(1)

Total debt	880	871	770	756

The notional amount of swap agreements designated as fair value interest risk hedges outstanding as of December 31, 2002 was EUR 36 million. Fair value is based on the discounted amount of future cash flows using the Group’s current estimated borrowing rates for a similar liability. Considering that borrowings carry a variable rate of interest, face value approximates fair value. Fair value of convertible subordinated debt is based on quoted market price as of December 31, 2001 and 2002.

At December 31, 2002, the Group was party to a number of interest rate swap agreements to hedge several of its debt securities outstanding. The aggregate fair value of these swaps totaled 1 million euros. Prior to the adoption of SFAS 133 “Accounting for derivative instruments and hedging activities”, as amended on January 1, 2001, the fair value of these swap agreements was not recorded on the balance sheet. Upon adoption the fair value of these swap agreements is reported as an increase in Derivatives financial instruments assets by EUR 1 million and a corresponding decrease to debt on the balance sheet. The ineffective part of the hedges is recognized in the net income (see note 13).

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt outstanding was denominated in the following currencies, stated at year-end exchange rates:

	As of
	December 31,

	2001	2002

	(EUR,
	in millions)
Euro	767	674
U.S. Dollar	113	96

	880	770

Debt, presented by interest rate and reflecting any effect of interest rate swap agreements is as follows:

	As of
	December 31,

	2001	2002

	(EUR,
	in millions)
Below 4%	568	308
4 to 5.5%	11	10
5.5 to 6.5%	–	204
Variable rates based on LIBOR or Euribor	301	248

Total debt	880	770

Related interest expense for the year, was EUR 89 million, EUR 70 million and EUR 48 million, in 2002, 2001 and 2000, respectively.

On March 23, 1999, June 25, 1999 and July 6, 2000, SCOR issued subordinated debts programs for EUR 50 million, USD 100 million and EUR 100 million respectively. All consist of step-up notes under the following conditions:

Principal Amount	Term	Interest Rate		Interest Payment	Redeemable

EUR 50 million	Perpetual	From March 1999 to March 2014: EURIBOR for six-month deposits + 0.75%	March 2014 and Thereafter: EURIBOR for six-month deposits + 1.75%	Semi-annual	In whole and not in part, at the option of the Company on or about March 24, 2009, or on any interest payment date falling on or about each fifth anniversary thereafter

USD 100 million	2029	From June 1999 to June 2009: LIBOR for three months deposits in USD + 0.80%	From June 2009 to June 2029: LIBOR for three months deposits in USD + 1.80%	Quarterly	In whole or in part, at the option of the Company on or about June 25, 2009, or on any interest payment date falling thereafter

EUR 100 million	2020	From July 2000 to July 2010: EURIBOR for three months deposits + 1.15%	From July 2010 to July 2020: EURIBOR for three months deposits in USD + 2.15%	Quarterly	In whole but not in part, at the option of the Company on or about July 6, 2010, or on any interest payment date falling thereafter

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On June 19, 2002, SCOR issued a unsubordinated debts for EUR 200 million. The notes are issued under the following conditions:

Principal Amount	Term	Interest Rate	Interest Payment	Redeemable

EUR 200 million	2007	From June 2002 to June 2007: Fix Rate 5.25%.	Annual	The notes will be redeemed at their principal amount on June 21, 2007.

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

(3)	when less than 10% of the bond issue remains outstanding.

Bondholders may request conversion at any time from June 28, 1999. The Company may, at its option, deliver new shares and/or existing shares.

Repayments of long-term debt as of December 31, 2002 were scheduled as follows:

Year	Payment

(EUR, in millions)
2003	43
2004	–
2005	247
2006	–
2007	224
Thereafter	256

Total long-term debt	770

At December 31, 2002, the Group had approximately EUR 100 million available in unused short and long-term credit lines.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Income Tax

The provision for income tax consisted of the following components:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Current tax expense (benefit)
French	39	1	(8)
Foreign	(10)	8	(11)

	29	9	(19)

Deferred tax expense (benefit)
French	(45)	(150)	(47)
Foreign	(41)	(110)	94

	(86)	(260)	47

Total provision for income taxes(1)	(57)	(251)	28

(1)	Included EUR 22 million and EUR 6 million in 2001 and 2002 respectively reported in the cumulative effect of change in accounting principle.

At December 31, 2002, the most significant changes of the net income tax benefit are a tax profit relating to loss carry forward for EUR 131 million and an impairment loss of EUR 138 million based on assets tax recorded in accordance to SFAS 109 due to a net loss result of our US subsidiary for two years in succession.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The deferred tax assets and liabilities on the consolidated balance sheets reflect timing differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of
	December 31,

	2001	2002

	(EUR,
	in millions)
Deferred tax liability
Deferred policy acquisition costs	80	91
Unrealized appreciation and timing differences on investments	5	13
Equalization reserves	24	14
Catastrophe reserves	6	4
Amortization of goodwill	11	11
Ceding commission acquisition Allstate	15	14
Other	26	77

Total deferred tax liability	167	224

Deferred tax asset
Unrealized depreciation and timing differences of investments	31	–
Retirement plan	1	1
Loss carryforward	291	324	(1)
Handling claims reserves	3	1
Loss reserves	88	75
Unearned premium	37	12
Cancellation of internal realized gains on sale of assets	7	5
Portfolio transfer adjustment	43	18
Other	3	2

Total deferred tax asset	504	438

Net deferred tax asset (liability)	337	214

(1)	These tax losses carried forward will expire: EUR 4 million in 2005, EUR 173 million in 2006, EUR 139 million in 2007, EUR 18 million in 2020, EUR 57 million in 2021, EUR 43 million in 2022 and EUR 22 million unlimitedly. An impairment from SCOR US for EUR 132 million has been recorded.

SFAS 109 requires the establishment of a valuation allowance for deferred income tax benefits if, based on the weight of available evidence, it is more likely than not that some portion of all the deferred or all of the deferred tax assets will not be realized. Management believes, based on the Group’s historical record of generating taxable income and its expectations of future earnings, that the Group’s taxable income in future years will be sufficient to realize the deferred tax benefits, which are reflected on its consolidated balance sheet as of December 31, 2002.

As December 31, 2002, we have EUR 214 million of deferred tax assets, net of impairment from SCOR US loss carry forwards, related principally to domestic and US domiciled loss carry forwards, for which no valuation allowance has been recorded. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal forecasts. Based on these projections, we estimate that the loss carry forwards will be utilized prior the expiration of the loss carry forwards except for a part estimated to EUR 138 million recorded as an impairment loss during 2002. Estimates of future earnings are based on an increase in reinsurance rates, and the absence of major catastrophes like those hitting us in 2002. Should the

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pretax book income and taxable income instead remain at 2002 levels due to an occurrence of other catastrophes, a valuation allowance would be required. In addition, management believes certain tax planning strategies exist, including its ability to alter the mix of its investment portfolio to taxable investments from tax-exempt investments, which could be implemented if necessary to ensure sufficient taxable income to realize fully its deferred income tax benefits.

A reconciliation of income tax expense computed by applying the French income tax rate of 35.43% in 2002, 36.43% in 2001 and 37.73% in 2000 to income from operations before income taxes is as follows:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Computed tax expense at statutory rate	7	(226)	(175)
Losses carried forward	4	31	136
Tax exempt revenues and expenses	(13)	(22)	24
Changes from statutory tax rate	(44)	(11)	40
Goodwill and other consolidation adjustments	(14)	(23)	–
Others, net	3	–	3

Total provision for income taxes(1)	(57)	(251)	28

(1)	Included EUR 22 million and EUR 6 million in 2001 and 2002 respectively reported in the cumulative effect of change in accounting principle

Note 8.	Employee Benefits

Pension plans

The Group contributes to retirement plans for its personnel in accordance with the laws and customs of each country. Certain countries, including France, pay earnings-based insurance contributions to cover pension liabilities and have no obligation beyond such contributions. The amount charged to expense related to these plans was immaterial in 2002, 2001 and 2000.

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the key components of the pension plan as of December 31, 2002:

	As of December 31,

	2000	2001	2002

	(EUR, in millions)
Funded Status
Projected benefit obligation	8.9	8.9	10.0
Accumulated benefit obligation	5.6	5.6	5.7
Plan assets at fair value	5.6	5.6	5.7
Service cost	1.1	0.0	0.0
Assumptions
Discount rate	3.0%	3.0%	2.75%
Rate of increase in compensation	3.5%	3.5%	2.0%
Expected rate of return on plan assets	3.0%	3.0%	2.0%

Savings plans

Substantially all employees of the French companies of the Group are eligible to participate in the corporate and statutory profit-sharing plans. Under these plans, the benefits to the employees, calculated based on the net profits for the period and not distributable to the employee for five years, may be contributed to a company savings plan. The Company matches partially the contribution to the savings plan, for a total of EUR 1 million in 2002, 2 million in 2001 and EUR 1 million in 2000.

Funds placed in the company savings plan are invested in highly liquid short-term investments, debt or equity securities or in shares of SCOR, at the option of the employee. The company savings plan is managed by a financial institution.

Assets held by the company savings plan are as follows:

	As of December 31,

	2000	2001(1)	2002

	(EUR, in millions)
Assets held in short-term investments and fixed maturities	7	11	10
Assets held in French stocks	2	2	2
Assets held in Ordinary Shares of SCOR	13	11	3

(1)	2001 information has been modified to take into account the SOREMA savings plan.

Note 9.	Share Capital and Earnings per Share

At December 31, 2002 and 2001, the number of outstanding shares equaled 136,544,845 and 41,244,216 respectively. At December 31, 2001 and 2000, SCOR held 3,630,417 and 3,403,916 of its own Ordinary Shares, as treasury stock and none at the end of 2002.

During 2002, 2001 and 2000, and for the year ended December 31, 2001, 2000 and 1999, respectively, dividends totaling EUR 11 million, EUR 52 million and EUR 53 million, respectively were payable.

In accordance with French laws, dividends must be declared in euro and may only be declared on the parent company’s net income for the year and on the parent company’s retained earnings available for distribution calculated in accordance with French accounting principles. As of December 31, 2002, there was no amount available for distribution.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation for the years ended December 31, 2000, 2001 and 2002, respectively:

	Year ended December 31, 2000

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	77
Basic Earnings Per Share
Income available to Ordinary Shareholders	77	31,551	2.44

Effect of dilutive securities
Stock options	–	464
Convertible bonds	5	4,025

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	82	36,040	2.27

Options to purchase Ordinary Shares at EUR 56.25 per share were granted in 1999. 450,000 such options at December 31, 2000, and 493,000 at December 31, 1999 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

	Year ended December 31, 2001

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	(365)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(365)	33,971	(10.74)

Effect of dilutive securities
Stock options	–	292
Convertible bonds	5	4,025

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(360)	38,288	(9.40)

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2002

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	(561)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(561)	136,592	(4.11)

Effect of dilutive securities
Stock options	–	–
Convertible bonds	–	–

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(561)	136,592	(4.11)

Any options to purchase Ordinary Shares options outstanding at December 31, 2002 included in the computation of diluted earnings per share because all options’ exercise prices were greater than the average market price of the Ordinary Shares.

Note 10.     Stock Option Plans

SCOR issues to its employees options to purchase Ordinary Shares of the Company under a number of plans. In all cases, the exercise price of options granted reflects the market value of SCOR’s share at the grant date, resulting in no compensation expense being recorded.

Under the terms of the plans adopted until 1996, options vest at the rate of 30% at the end of each the first and the second year and 40% at the end of the third year of continued employment. Effective 1997, plans provide for cliff vesting on the fifth or the fourth anniversary of the grant date. 16,158 options in 2002, 80,000 options in 2001 and 164,940 options in 2000 were exercised at an aggregate price of EUR 0.3 million, EUR 2 million and EUR 3 million, respectively. At December 31, 2002, 820,320 options were exercisable.

The following table summarizes the changes in options on Ordinary Shares:

	2000	2001	2002

Outstanding at beginning of year	2,196,068	2,425,128	3,065,228
Options granted	518,100	826,000	–
Options exercised	(164,940)	(80,000)	(16,158)
Options forfeited	(124,100)	(105,900)	(159,850)

Outstanding at end of year	2,425,128	3,065,228	2,889,220

Following the capital increase on December 31, 2002, the Company has adjusted the price of the shares covered by options granted and the number of shares under option, pursuant to Section L208-5 of the French July 24, 1966 Act and Article D174-8 of the March 23, 1967 Decree.

The price of shares under option, as set prior to this operation, has been reduced by an amount equal to the product of this price multiplied by the ratio between (a) the value of the preferential subscription right and (b) the value of the share prior to removal of this right, i.e.:

Previous offer price × value of preferential subscription right (average listed opening price during the subscription period)

Value of share after removal of preferential subscription right (average listed opening price during the subscription period) + value of preferential subscription right

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Because the initial value of the option is supposed to remain constant, the new number of shares eligible for subscription is equal to the initial value of the option divided by the new offer price, i.e.:

Initial number of options x previous offer price

New offer price as defined below

These calculations have been performed individually and by-plan, and rounded up to the nearest unit.

The table below summarizes the status of option plans before and after the 2002 capital increase.

There are no stock option plans providing for the purchase of or subscription to shares in Group subsidiaries.

	Before issuance of ordinary shares –		After issuance of ordinary shares –
	public issue		public issue

		Options		Options
		outstanding at		outstanding at
PLAN	Exercise price	the end of year	Exercise price	the end of year

	(in EUR)		(in EUR)
1992	11.81	0	11.81	0
1994	17.38	45,958	10.22	78,165
1995	16.31	92,650	9.59	157,577
1996	28.97	306,212	17.04	520,781
1997	37.20	375,500	21.88	638,612
1998	56.25	416,000	33.08	707,501
1999	46.00	410,500	27.05	698,145
2000	48.00	99,100	28.23	169,461
2000	45.00	362,500	26.46	616,520
2001	48.00	534,000	28.23	908,190
2001	34.00	246,800	19.99	420,794

		2,889,220		4,915,746

Stocks options issued to employees under the various stock options plans and still outstanding at December 31, 2002 are as follows:

	Options outstanding			Options exercisable

		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
Range of Exercise Prices	Outstanding	contractual life	exercise price	exercisable	exercise price

(EUR)			(EUR)		(EUR)
9.59 to 10.22	235,742	2.0 years	9.80	235,742	9.80
17.04 to 21.88	1,580,187	5.4 years	19.78	1,159,393	19.71
26.46 to 27.05	1,314,665	7.1 years	26.77	–	–
28.23 to 33.08	1,785,152	7.4 years	30.15	–	–
9.59 to 33.08	4,915,746	6.4 years	24.94	1,395,135	18.03

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

For purposes of pro forma disclosures, the estimated fair value of the options is recognized to expense according to the options’ graded vesting schedule of 30% at the end of each the first and the second year and 40% at the end of the third year of continued employment, for plans prior to December 31, 1996. For plans established after that date, the estimated fair value of the options is recognized to expense over the vesting period of five or four years. An adjustment to eliminate compensation cost previously recognized for options that were subsequently forfeited is recognized when the forfeiture occurs. Had compensation expense for SCOR’s stock option plans been recognized in accordance with SFAS 123, SCOR’s net income, basic earnings per share and diluted earnings per share would have been EUR -568 million or EUR -4.16 and EUR -4.16 per share, respectively, for the year ended December 31, 2002, EUR -372 million or EUR -10.94 and EUR -9.58 per share, respectively, for the year ended December 31, 2001 and EUR 71 million or EUR 2.26 and EUR 2.14 per share, respectively, for the year ended December 31, 2000.

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

At December 31, 2002, the Group did not have a material concentration of financial instruments in any single investee, industry or geographic location. Almost all of the Group’s investment in fixed maturities are investment grade securities.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s client base and the geographic diversity thereof limit the concentration of credit risk on amounts due from clients. At December 31, 2002, the Group had no significant concentrations of credit risk by geographic area.

Fair value of financial instruments

The following methods and assumptions were used by the Group to estimate the fair value disclosures for its assets and liabilities as of December 31, 2002 and 2001:

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair values of the Group’s financial instruments are as follows:

	As of		As of
	December 31, 2001		December 31, 2002

	Carrying		Carrying
	amount	Fair value	amount	Fair value

	(EUR, in millions)
Assets
Fixed maturities at fair value	5,582	5,582	6,107	6,107
Equity securities, available for sale	646	646	573	573
Trading equity securities	56	56	–	–
Short-term investments	448	448	198	198
Cash	1,927	1,927	1,788	1,788
Derivative instruments	21	21	21	21
Liabilities
Convertible subordinated debentures	247	238	451	437
Notes payable	57	57	62	62
Commercial paper	306	306	–	–
Derivative instruments	24	24	26	26

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

Subsequent to the adoption of SFAS 133 “Accounting for derivative instruments and hedging activities”, the Group’s derivative instruments are accounted for on a fair value basis, and reported as investments, derivative assets or derivative liabilities. When certain conditions are met, a derivative may be specifically designated as a hedge and accounted for as fair value, cash flow or foreign currency hedge, for all or a specific portion of the identified hedged risk. The Group did not designate any cash flow hedge. At the end of 2000, the related transition adjustment resulted in a gain of EUR 2 million reported in Cumulative effect of change in accounting principle (EUR 1 million net of taxes).

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The loss of the hedges’ ineffectiveness of EUR 664,585 was recognized in net investment income in 2002.

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

The U.S. dollar represents the most significant portion of those reserves not denominated in currencies of the European Economic and Monetary Union. In addition, acquisitions the Group entered into in 2000 and 2001 were denominated in U.S. dollar. SCOR arranged two foreign exchange hedges in the first half of 2001. The first concerned the forward purchase of USD 315 million to cover excess book liabilities in this currency. The second involved a matching forward sale of US dollars for the same amount, in order to hedge the value of equity investments in that currency. The two hedging transactions were repeated on January 3, 2002 for a total of USD 450 million and were stopped at the end of June 2002.

Those derivatives are carried at fair value and classified as derivative assets and derivative liabilities.

SCOR has also designated a non-derivative instrument as hedging the foreign currency exchange risk of certain of its subsidiaries. The net loss included in the cumulative translation adjustment of the equity was EUR 9 million in 2002.

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other interest rate swaps use by the Group are carried at fair value and classified as derivative on the balance sheets for EUR 2 million in assets and EUR 8 million in liabilities.

Note 14. Commitments

We enter into off-balance-sheet arrangements in the ordinary course of business both on our own behalf and on behalf of our customers. Off-balance-sheet arrangements we enter into for our own behalf generally consist of OTC and other derivative instruments, and are described in Note 13.

Off-balance-sheet arrangements we enter into for our clients consist of letter of credit (LOC) transactions where we provide LOC coverage for all or part of our reinsurance obligations to ceding companies, or where similar coverage is provided to us by our retrocessionaires. These transactions are entered into in the ordinary course to comply with ceding companies’ credit or regulatory requirements. We also pledge enter some securities as collateral in order to guarantee the payment of cedents’ reserves. The following table sets forth our off-balance-sheet engagements at December 31, 2000, 2001 and 2002:

	Year ended December 31,

	2000	2001	2002

	(EUR, in millions)
Commitments received
Unused credit lines	671	640	100
Endorsements and sureties	–	2	1
Finance leases	–	–	59
Letters of Credit	250	78	1,262
Other commitments	–	–	1

Total	921	720	1,423

Commitments given
Endorsements and sureties	5	2	1
Finance leases	33	5	120
Letters of Credit	1,012	1,459	1,085
Repos and equivalents	–	–	–
Collateralized securities	629	795	2,583
Other commitments	20	27	23

Total	1,699	2,288	3,812

We are not aware of factors relating to the foregoing off-balance-sheet arrangements that are reasonably likely to adversely affect liquidity trends or the availability of or requirements for capital resources. As of December 31, 2002, there were no material additional financial commitments required from Group companies in respect of such arrangements.

•	At the end of December 2002, SCOR Group received unused credit line for EUR 100 million and letters of credit for EUR 1,262 million.

•	In December 2002, SCOR signed two agreements with a number of banks concerning EUR 100 million in confirmed credit lines and EUR 864 million (USD 900 million) in letters of credit. In addition to customary covenants, events of default and other provisions, the agreements include the following provisions:

•	SCOR has pledged shares in its subsidiaries for a value of EUR 199 million in order to guarantee the commitment received from banks to provide EUR 100 million in short-term credit.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The commitment received from banks to provide EUR 864 million in letter of credit is covered by various guarantees given to the banks, that is:

•	available-for-sale shares pledged for a value of EUR 403 million (USD 420 million)

•	granting of a senior mortgage for EUR 97 million on the SCOR headquarters building

•	subsidiaries’ shares pledged for a value of EUR 774 million.

•	Under the terms of these contracts, SCOR is required to put up additional guarantees (French Government OAT bonds) to make good the shortfall if the value of the pledged shares of subsidiaries falls by more than 10%, or if a mortgaged building is sold. In addition, in the event of the sale of assets outside the ordinary management of its available-for-sale portfolio, or if exceptional gains are booked, SCOR is required to assign 10% of the resulting proceeds to the guarantee given to the banks under the EUR 100 million short-term facility, and 90% in respect of the letters of credit contract, in the form of pledged French Government OAT bonds.

At the same time, SCOR has pledged, under these two contracts, to disclose the following information to the banks:

•	the banks reserve the right to suspend the right to draw on their credit lines if SCOR’s S&P credit rating falls below BBB-.

•	disclosure of parent company financial statements (annual, half-yearly and quarterly) within the stipulated deadlines.

•	notification within 20 days of any changes in the company’s decision-making bodies or the Statutory Auditors.

•	notification without delay of major events and any claim on the company exceeding USD 50 million.

•	notification of any exceptional income or disposal made by SCOR or by a pledged subsidiary.

Moreover, a commitment of EUR 152 million was given by Natexis Bank, which is guaranteed in full by a trust fund listed under commitments given. Another EUR 114 million trust fund has been established to guarantee the new business underwritten by SCOR U.S.

For additional information on the financing agreements of SCOR described above, you should read Exhibit 4.

Note 15.     Lines of Business and Geographic Information

SCOR, acting through the Company’s five treaty Property-Casualty, Life/Accident & Health, Large Corporate Accounts, Credit, Surety and Political Risks and Alternative risks operating divisions, its ten subsidiary companies and their twenty-two branches and representative offices, provides treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers.

The Group organizes its operations around five segments that correspond to the market of reinsurance. Responsibilities and reporting within the Group is established based on this structure, and operating results of those segments are reviewed by the Group’s Executive Committee to make decisions about resources to be allocated to those segments and assess their performances.

In addition to the five operating segments, the Group includes under “Others” investment revenue allocated to shareholders’ equity, amortization of goodwill (except for 2002) and investments accounted for by the equity method.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Large corporate accounts reinsurance

Large corporate accounts reinsurance includes large facultative business for large, complex industrial or technical risks, such as automotive assembly lines, semiconductor manufacturing plants, oil and gas or chemical facilities, oil and gas exploration and production sites, energy facilities, or boiler and machinery installations. Large corporate accounts reinsurance also includes direct or allocated operating expenses and net income from Large corporate accounts reinsurance-related investing activities.

Credit, Surety and Political Risks

Credit, Surety and Political Risks includes the needs of its credit and surety insurance clients in providing treaty covers as well as non-proportional reinsurance, covering peak and cumulative risks. Credit, Surety and Political risks also include direct or allocated operating expenses and net income from Credit, Surety and Political risks-related investing activities.

Alternative risks (Commercial Risk Partners)

Alternative risks reinsurance concerns all sectors of alternative risk transfer and mainly loss frequency driven by workers’ compensation, motor insurance and general liability in the US market, weather variations covers, primarily temperature-based derivatives and protection against combinations of fortuitous uncertainties with financial exposures. Alternative risks also includes direct or allocated operating expenses and net income from Alternative risks-related investing activities.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the activity split:

	Year ended December 31, 2000

				Credit/
	Treaty	Life/	Large	Surety	Alternative
	Property-	Accident &	Corporate	Political	Risks
	Casualty	Health	Accounts	Risks	Transfer	Others	Consolidated

	(EUR, in millions)
Net premiums written	1,117	768	184	189	620		2,878

Net premiums earned	1,119	685	185	126	562		2,677
Net investment income	91	66	20	9	25	76	287
Net realized gains on investments	132	94	29	14	35	109	413

Total revenues	1,342	845	234	149	622	185	3,377

Claim and claim expenses	1,177	516	170	101	523		2,487
Acquisition costs	322	211	33	42	53		661
Underwriting and administration expenses	77	39	27	9	10		162
Other income and expenses	–	–	–	–	–	49	49

Total expenses	1,576	766	230	152	586	49	3,359

Income accounted for by the equity method	–	–	–	–	–	3	3
Income before taxes and minority interests	(234)	79	4	(3)	36	139	21

Total assets as of December 31	5,598	3,871	1,229	579	1,499		12,776

	Year ended December 31, 2001

				Credit/
	Treaty	Life/	Large	Surety	Alternative
	Property-	Accident &	Corporate	Political	Risks
	Casualty	Health	Accounts	Risks	Transfer	Others	Consolidated

	(EUR, in millions)
Net premiums written	1,737	896	216	161	710		3,720

Net premiums earned	1,704	852	263	163	671		3,653
Net investment income	98	91	23	12	78	45	347
Net realized gains on investments	3	3	1	–	2	1	10

Total revenues	1,805	946	287	175	751	46	4,010

Claim and claim expenses	1,694 (1)	741	423	115	655	–	3,628
Acquisition costs	448	219	58	47	76	–	848
Underwriting and administration expenses	105	46	37	5	16	–	209
Other income and expenses	–	–	–	–	–	8	8

Total expenses	2,247	1,006	518	167	747	8	4,693

Income accounted for by the equity method	–	–	–	–	–	4	4
Income before taxes and minority interests	(442)	(60)	(231)	8	4	42	(679)

Total assets as of December 31	7,637	4,343	2,205	718	2,030		16,933

(1)	excluded a profit of EUR 62 million reported in cumulative effect of change in accounting principle (discount of workmen’s compensation reserves)

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2002

				Credit/
	Treaty	Life/	Large	Surety	Alternative
	Property-	Accident &	Corporate	Political	Risks
	Casualty	Health	Accounts	Risks	Transfer	Others	Consolidated

	(EUR, in millions)
Net premiums written	1,982	1,045	757	108	466	–	4,358

Net premiums earned	2,016	901	559	153	524	–	4,153
Net investment income	111	119	46	13	73	19	381
Net realized gains on investments	(15)	(16)	(6)	(2)	(10)	(3)	(52)

Total revenues	2,112	1,004	599	164	587	16	4,482

Claim and claim expenses	1,814 (1)	663	462	278	714		3,931
Acquisition costs	493	245	86	35	50		909
Underwriting and administration expenses	97	66	53	4	11	(23)	208
Other income and expenses	–	–	–	–	–	(25)	(25)

Total expenses	2,404	974	601	317	775	(48)	5,023

Income accounted for by the equity method	–	–	–	–		4	4
Income before taxes and minority interests	(292)	30	(2)	(153)	(188)	68	(537)

Total assets as of December 31	6,424	4,099	2,795	714	1,904		15,936

(1)	excluded a profit of EUR 17 million corresponding to the discount of workmen’s compensation reserves.

The following is a summary of the Group’s business by geographic area. Allocations by geographic area have been made based on the location of the related subsidiary.

			North
	France	Europe	America	Asia	Consolidated

	(EUR, in millions)
Year ended December 31, 2000
Revenues	1,198	428	1,642	109	3,377
Income before taxes	124	13	(155)	38	20
Identifiable assets as of December 31	5,272	1,413	5,821	270	12,776
Year ended December 31, 2001
Revenues	1,131	515	2,170	194	4,010
Income before taxes	(369)	15	(284)	23	(615)
Identifiable assets as of December 31	7,394	1,800	7,346	393	16,933
Year ended December 31, 2002
Revenues	1,362	708	2,131	281	4,482
Income before taxes	(490)	65	(138)	43	(520)
Identifiable assets as of December 31	7,316	2,047	6,167	406	15,936

Note 16.     Unpaid loss and loss adjustment expenses

The following provides the reconciliation of beginning and ending reserve balances for unpaid Property-Casualty losses and loss adjustment expenses (“LAE”) on a net of reinsurance basis to the amounts recorded in the balance sheet:

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Reserves for Losses and LAE

	Year ended December 31,

	2000	2001		2002

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	4,353	5,068		6,917
Effect of changes in foreign currency exchange rates	174	133		(738)
Effect of claims portfolio transfer and other reclassifications	46	1,071	(2)	73

Incurred related to:
Current year	1,716	3,076		2,802
Prior years	488	101		671

Total incurred losses and LAE(1)	2,204	3,177		3,473

Change in accounting principle		(62)		(17)
Paid related to:
Current year	303	738		450
Prior years	1,406	1,732		2,358

Total paid losses and LAE(1)	1,709	2,470		2,808

Reserves for losses and loss expenses at end of year – net	5,068	6,917		6,900
Reinsurance recoverable on unpaid losses	507	1,448		1,067

Reserves for losses and loss expenses at end of year – gross	5,575	8,365		7,967

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re-estimated amounts are shown on a calendar year basis.

(2)	SOREMA

Together with the World Trade Center tragedy, an unprecedented catastrophe in the history of insurance, the market results were also affected by the need to bolster reserves set aside in 2001 year, leading us to reinforce our reserves on US treaties regarding prior accident years (from 1997 to 1999, the low point of the previous cycle). In 2002, to face loss incurred degradation on the underwriting years 2001 and prior, the group made, pursuant to the “Back on Track” plan, additional reserves in the third quarter 2002 as follows:

•	Additional reserve of EUR154 million for SCOR U.S., increasing its total reserves to EUR2.6 billion. These additional reserves apply to all the underwriting years, in particular 1998-2001, and to Program Business activities (in which underwriting was discontinued at end-2001).

•	Additional reserve of EUR141 million for Commercial Risk Partners. These additional reserves mainly relate to prospective finite risk contracts for Workers’ Compensation in 1999 and 2000. Finite risk for such contracts were cut back significantly in first-half 2002 and the Group has discontinued its underwriting activities in this business line.

•	Additional reserve of EUR30 million for the Credit and Surety business. These additional reserves relate to credit derivatives reinsurance, the underwriting of which was discontinued in November 2001.

•	Additional reserves of EUR15 million for exposure to asbestos and pollution risks, so as to reflect recent legal developments in the United States.

The Group’s reserves for losses and LAE include an estimate of its ultimate liability for asbestos and environmental claims for which an ultimate value cannot be estimated using traditional reserving techniques and for which there are significant uncertainties in estimating the amount of the Group’s potential losses. SCOR and certain of its subsidiaries, of which principally SCOR U.S., have received and continue to receive

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

notices of potential reinsurance claims from ceding insurance companies which have in turn received claims asserting environmental and asbestos losses under primary insurance policies, in part reinsured by Group companies. Such claims notices are frequently merely precautionary in nature and generally are unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in these notices, SCOR cannot quantify its potential exposure regarding the claims reported. In addition, significant uncertainties exist with respect to estimating the ultimate future amounts that may be needed for asbestos related and environmental pollution claims, especially in view of changes in the legal and tort environment that affect the development of claims reserves, and the uncertainties inherent in valuing asbestos-related and environmental pollution claims are not likely to be resolved in the near future. These inherent uncertainties of estimating claims reserves are exacerbated for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the direct insurer and, ultimately, to the reinsurer, and the direct insurer’s payment of that loss and subsequent indemnification by the reinsurer.

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

	Year ended December 31,

	Asbestos(1)			Environmental(1)

	2000	2001	2002(2)	2000	2001	2002(2)

	(EUR, in millions)
Gross claims reserves, including IBNR reserves	126	124	157	104	92	88
% of total loss and LAE reserves	2.3%	1.5%	2%	1.9%	1.1%	1.1%
Claims and LAE paid	13	15	7	12	17	71
% of the Group’s total net property-casualty claims and LAE paid	0.7%	0.6%	0.2%	0.7%	0.7%	2.5%

(1)	Asbestos and environmental (A&E) reserve data includes SCOR’s estimated A&E exposures in respect of its participation in the Anglo French Reinsurance Pool, for which A&E exposures for the years shown were as follows:

•	The 2000 reserves are respectively EUR 39 million and EUR 35.5 million for asbestos and environmental. The 2000 paid claims and LAE are respectively EUR 0.8 million and EUR 0.8 million for asbestos and environmental.

•	The 2001 reserves are respectively EUR 38 million and EUR 35 million for asbestos and environmental. The 2001 paid claims and LAE are respectively EUR 2.4 million and EUR 2.2 million for asbestos and environmental.

•	The 2002 reserves are respectively EUR 30 million and EUR 28 million for asbestos and environmental. The 2002 paid claims and LAE are respectively EUR 0.8 million and EUR 0.7 million for asbestos and environmental.

(2)	The foregoing table reflects the results of an internal actuarial study, completed in 2002, with respect to the group’s asbestos exposures. Amounts are presented on a gross basis, but since most of the business is 100% retroceded, the survival ratio (ratio of reserves to average annual paid losses) is calculated both on a gross and a net basis. The 2002 asbestos survival ratio was 14 years based on gross figures and 10 years based on net figures. Taking into account the fact that some contracts were atypical, some specific pollution contracts have been excluded to calculate the environmental survival ratio: € 25 million from the € 88 million of gross claims reserves and € 27 million from the average paid losses calculated for the years 2000 to 2002 (12 + 17 + 71 = 33 - 27 = 6).

                                                                                                             3

As a result, the 2002 environmental survival ratio was approximately 11 years on a gross basis.

SCHEDULE I – SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS

IN RELATED PARTIES

December 31, 2002 (EUR, in millions)

Col A	Col B	Col C	Col D

			Amount at which
	Acquisition	Fair	shown in the
Type of investment	cost	Value	balance sheet

Fixed maturities:
Available for sale:
Debt securities issued or guaranteed by the French government or its agencies	677	680	680
Debt securities issued or guaranteed by the U.S. government or its agencies	1,159	1,178	1,178
Obligations of U.S. states and political subdivisions	287	306	306
Debt securities issued or guaranteed by the European Union	772	792	792
Debt securities issued or guaranteed by other national, state or local governments or their agencies	320	338	338
Corporate debt securities	1,434	1,492	1,492
Mortgage-backed securities	1,182	1,268	1,268
Other debt securities	55	53	53

Total fixed maturities available for sale	5,886	6,107	6,107

Held to maturity:

Total fixed maturities	5,886	6,107	6,107

Equity securities:
Available for sale	619	573	573
Trading

Total equity securities	619	573	573

Short-term investments	198		198

Other long-term investments	345		345

Total investments	7,048		7,223

Cash and cash equivalents	1,788		1,788

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

December 31, 2002, 2001 and 2000

(EUR, in millions)

Col. A	Col. B	Col. C	Col. D	Col. E

		Future Policy
		Benefits, Losses,		Other Policy
	Deferred Policy	Claims, and Loss	Unearned	Claims and
	Acquisition Costs	Expenses	Premiums	Benefits Payable

December 31, 2002:
Life insurance and annuities	155	2,368	–	–
Property-casualty reinsurance	299	7,967	1,617	–
Total	454	10,335	1,617	–

December 31, 2001:
Life insurance and annuities	104	2,601	–	–
Property-casualty reinsurance	248	8,365	1,665	–
Total	352	10,966	1,665	–

December 31, 2000:
Life insurance and annuities	74	2,468	–	–
Property-casualty reinsurance	230	5,575	1,226	–
Total	304	8,043	1,226	–

Col. A	Col. F	Col. G	Col. H	Col. I	Col. J	Col. K

			Benefits,	Amortization
			Claims,	of Deferred
		Net	Losses, and	Policy	Other	Net
	Premium	Investment	Settlement	Acquisition	Operating	Premiums
	Revenue	Income	Expenses	Costs	Expenses	Written

Year ended December 31, 2002:
Life reinsurance and annuities	578	86	459	131	42	578
Property-casualty reinsurance	3,575	276	3,472	778	189	3,780
Total	4,153	362	3,931	909	231	4,358

Year ended December 31, 2001:
Life insurance and annuities	546	83	451	110	35	546
Property-casualty reinsurance	3,107	219	3,177	738	174	3,174
Total	3,653	302	3,628	848	209	3,720

Year ended December 31, 2000:
Life insurance and annuities	396	45	283	148	23	396
Property-casualty reinsurance	2,281	166	2,204	513	139	2,482
Total	2,677	211	2,487	661	162	2,878

This schedule has been prepared in a manner consistent with the classification of Balance Sheet and Income Statement that are reviewed by the Group’s Executive Committee. The corresponding information for the income statement is presented for Property-Casualty treaty, Life/Accident & Health and Specialty Property-Casualty reinsurance segments in Note 15 to the consolidated financial statements.

SCHEDULE IV – REINSURANCE

December 31, 2002, 2001 and 2000

(EUR, in millions)

Col. A	Col. B	Col. C	Col. D	Col. E	Col. F

					% of
		Ceded to	Assumed		Amount
	Gross	Other	from Other	Net	Assumed
	Amount	Companies	Companies	Amount	to Net

Year ended December 31, 2002:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	97	675	578	117%
Property-casualty reinsurance	–	471	4,046	3,575	113%

Total	–	568	4,721	4,153	114%

Year ended December 31, 2001:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	102	648	546	119%
Property-casualty reinsurance	–	547	3,654	3,107	118%

Total	–	649	4,302	3,653	118%

Year ended December 31, 2001:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	109	505	396	128%
Property-casualty reinsurance	–	360	2,641	2,281	116%

Total	–	469	3,146	2,677	118%

SCHEDULE V – VALUATION AND QUALIFYING ACCOUNTS

December 31, 2002, 2001 and 2000

(EUR, in millions)

Col. A	Col. B	Col. C			Col. D	Col. E

		Additions

	Balance at	1) – Charged
	beginning of	to costs and	2) – Charged			Balance at
Description	year	expenses	to other accounts		Deductions	end of year

December 31, 2002:
Reserves deducted from assets to which they apply:
Investments	6	25	1			32
Reinsurance balance receivable	12		(3)			9
Advances to and investments in affiliates	16					16
Other Assets	2		(1)			1

Total	36	25	(3)		–	58

Reserves not deducted from assets(1):
Loss and loss adjustment expenses reserves, net	6,917	721	(738	)(2)		6,900
Unearned premium reserves, net	1,412	204	(129	)(3)		1,487
Reserve for future policy benefits, net	1,953	99	(195	)(4)		1,857

Total	10,282	1,024	(1,062)		–	10,244

December 31, 2001:
Reserves deducted from assets to which they apply:
Investments	6					6
Reinsurance balance receivable	5		7			12
Advances to and investments in affiliates	17				(1)	16
Other Assets		1	1			2

Total	28	1	8		(1)	36

Reserves not deducted from assets(1):
Loss and loss adjustment expenses reserves, net	5,068	773	1,076	(2)		6,917
Unearned premium reserves, net	1,097	68	247	(3)		1,412
Reserve for future policy benefits, net	1,798	32	123	(4)		1,953

Total	7,963	873	1,446		–	10,282

December 31, 2000:
Reserves deducted from assets to which they apply:
Investments	2	4	–		–	6
Reinsurance balance receivable	6	–	–		(1)	5
Advances to and investments in affiliates	15	2	–		–	17

Total	23	6	–		(1)	28

Reserves not deducted from assets(1):
Loss and loss adjustment expenses reserves, net	4,353	495	220	(2)	–	5,068
Unearned premium reserves, net	811	202	84	(3)	–	1,097
Reserve for future policy benefits, net	761	(138)	1,175	(4)	–	1,798

Total	5,925	559	1,479		–	7,963

(1)	Provisions to reserves and deductions from reserves presented as a net provision or a net deduction.

(2)	of which, translation adjustment of EUR 738 million in 2002, EUR 124 million in 2001 and EUR 174 million in 2000, reclassification of EUR 46 million in 2000 and increase of EUR 952 million due to the acquisition of Sorema N.A. and Sorema S.A. in 2001.

(3)	of which, translation adjustment of EUR 129 million in 2002, EUR 36 million in 2001 and EUR 52 million in 2000, reclassification of EUR 32 million in 2000 and increase of EUR 211 million from the acquisition of Sorema N.A. and Sorema S.A. in 2001.

(4)	of which, translation adjustment of EUR 195 million in 2002, EUR 56 million in 2001 and EUR 5 million in 2000, and increases of EUR 1,170 million from the acquisition of Partner US Re in 2000 and EUR 67 million from the acquisition of Sorema N.A. and Sorema S.A. in 2001.

SCHEDULE VI – SUPLEMENTAL INFORMATION CONCERNING

PROPERTY/ CASUALTY INSURANCE OPERATIONS

December 31, 2002, 2001 and 2000

(EUR, in millions)

Col. A	Col. B	Col. C	Col. D	Col. E

		Reserves for Unpaid	Discount if any,
	Deferred Policy	Claims, and Claim	Deducted in	Unearned
Affiliation with Registrant	Acquisition Costs	Adjustment Expenses	Column C	Premiums

Registrant and consolidated subsidiaries
2002	299	7,967	–	1,617
2001	247	8,365	–	1,665
2000	230	5,575	–	1,226
1999	206	4,774	–	919

Col. A	Col. F	Col. G	Col. H		Col. I	Col. J	Col. K

			Claims and Claim Adjustment		Amortization
			Expenses Incurred Related to		of Deferred	Paid Claims
					Policy	and Claim	Net
Affiliation with	Earned	Net	(1)	(2)	Acquisition	Adjustment	Premiums
Registrant	Premiums	Investment	Current Year	Prior Years	Costs	Expenses	Written

Registrant and consolidated subsidiaries
2002	3,575	276	2,801	671	778	2,808	3,780
2001	3,107	220	3,076	167	738	2,470	3,174
2000	2,281	169	1,716	488	694	1,709	2,482
1999	2,019	153	1,590	95	478	1,302	2,114

For 2001 and 2002, Claims and claim adjustment expenses incurred included a profit of EUR 62 million and EUR 17 million respectively reported in cumulative effect of change in accounting principle (discount of workmen’s compensation reserves) and excluded the GROUPAMA’s guarantee to cover its technical reserves for the 2000 and previous years (EUR 128 million and EUR 73 respectively).

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOR
(Registrant)

By:	/s/ DENIS KESSLER

Denis Kessler,
Chairman and Chief Executive Officer

Dated: June 27, 2003

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

CERTIFICATION

I, Denis Kessler, certify that

1.	I have reviewed this annual report on Form 20-F of SCOR;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ DENIS KESSLER

Chairman – Chief Executive Officer

Date: June 27, 2003

CERTIFICATION

I, François Terren, certify that:

1.	I have reviewed this annual report on Form 20-F of SCOR;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ FRANÇOIS TERREN

Chief Financial Officer

Date: June 27, 2003

Appendix A

GLOSSARY OF SELECTED TERMS

Accounting year	The company’s fiscal year in which the accounts are recorded. Because of the time required to transmit information for a given period of cover, the ceding company’s accounting year may differ from that of the reinsurer. For reinsurers such as SCOR wishing to calculate their results more rapidly, estimates are made for the accounts of ceding companies for the last quarter or quarters not yet received at closing date.

Actuarial analyses; actuarial models	Evaluation of risks in order to attempt to assure that premiums and loss reserves adequately reflect expected future loss experience and claims payments; in evaluating risks, mathematical models are used to predict future loss experience and claims payments based on past loss ratios and loss development patterns and other relevant data and assumptions.

Accident year	The accounting year, in which loss events occur, regardless of when the losses are reported, booked or paid.

Additional reserves	Reserves set aside by the reinsurer over and above the amount indicated by the insurer. They are intended to cover claims incurred but not reported (IBNR), and underestimated claims (IBNER – incurred but not enough reserved).

Adverse development	Losses for which estimations of ultimate incurred losses and allocated LAE are proven inadequate. Increases in incurred losses as a result of adverse development are recognized in financial statements in the period of the change.

Alternative risk transfer, ART	A concept covering the financing of risks through programmes other than the traditional insurance, using a combination of capital markets, investment banking, and reinsurance.

Attachment point	The amount of losses above which excess of loss reinsurance becomes operative.

Bancassurance; Bank insurance	The sale, marketing and promotion of insurance products by banks. Initially appeared in Europe in the 1980’s, the term extended over the years to describe relationships between insurance companies and banks whereby the banks’ network of branches, contacts and/or marketing or client information are used to distribute Property-Casualty and personal insurance products manufactured and administrated by insurance companies.

Broker distribution	Reinsurance that is marketed and sold to ceding companies through reinsurance brokers.

Capacity	Maximum amount of insurance or reinsurance available to cover risks for a company or for an entire market. An insurer’s capacity generally depends on its share capital and reserves, and on its premium income.

Case reserves	Loss reserves established with respect to individual reported claims.

Casualty insurance	Insurance which is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting there from.

Catastrophe equalization reserves	Premium revenue deferred to future periods to provide against future catastrophes.

Ceded; cedent; ceding company	When a company reinsures its risk with another, it “cedes” business and is referred to as the “ceding company,” the “cedent” or the “reinsured”.

Class of business	A homogeneous category of insurance. Since 1985, French reinsurers have utilized a uniform presentation that distinguishes between life, fire, crop hail, credit and surety, other risks, third party liability, motor, marine and aviation classes. The last eight of these form the general class of Property-Casualty business. English-speaking markets generally distinguish between Casualty (liability insurance) and Property (damage to goods).

Combined ratio	A combination of the underwriting expense ratio and the loss and LAE ratio, determined in accordance with GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

Credit and surety insurance	Credit insurance provides cover against loss to a supplier caused by customer insolvency. Surety insurance is a commitment to a bondholder to substitute for his debtor in case of default by the latter.

Decennial insurance	Decennial insurance provides cover to building owners and construction companies against losses caused by structural defects in new buildings resulting from inherent defects in design, construction or the materials employed. In a number of countries, including France, such coverage is required as a matter of law. It is generally granted for a period of ten years after the completion of construction.

Deposit	Amount deposited to guarantee the reinsurer’s commitment vis-a-vis the ceding company. Cash deposits generally earn interest at a rate agreed at the time of writing the business. Income from securities deposited accrues to the reinsurer.

Direct distribution	Reinsurance that is marketed and sold directly to ceding companies without the assistance of brokers or other intermediaries.

Earned premiums	Amount of premium (calculated on a risk exposure or time apportion basis) corresponding to the expired portion of risk or time for which the reinsured policy(ies) was/were in effect.

Excess of loss reinsurance	A generic term describing reinsurance which indemnifies the reinsured against all or a specified portion of losses on underlying insurance contracts in excess of the ceding company’s retention. Also known as non-proportional reinsurance.

Expense ratio; underwriting expense ratio	Operating expenses as a percentage of net premiums earned.

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single contract. Each contract reinsured is separately negotiated.

Gross premiums written	Total premiums for insurance written and reinsurance assumed during a given period.

Group policy	A single insurance policy that provides cover against death, accident and sickness for several persons forming a homogeneous group, generally belonging to a single company or association.

Incurred but not reported reserves (“IBNR”)	Loss reserves for estimated losses and LAE, which have been incurred, but which have not yet been reported to the insurer or reinsurer.

Loss	Event that triggers insurance cover. An event or series of events arising from a particular cause which gives rise to an insured or reinsured loss. Depending on the wording of the reinsurance agreement, such “event” may also include continuous exposure to conditions giving rise to losses, which may be generated under certain forms of Casualty insurance coverage. For coverage purposes, particularly under Catastrophe Excess agreements, the definition of occurrence may be restricted or expanded to include claims within a certain period of time (e.g., 72 hours) as one occurrence.

Loss adjustment expenses (“LAE”)	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss experience	Ratio of total cost of claims for the year to total earned premiums.

Loss ratio; loss and LAE ratio	Losses and LAE incurred as a percentage of net premiums earned.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Loss reserves are established for losses and LAE, and consist of case reserves and IBNR reserves.

Low or working layer excess of loss reinsurance	Reinsurance that absorbs the losses immediately above the reinsured’s retention layer. A low layer excess of loss reinsurer will pay up to a certain monetary amount at which point a higher layer reinsurer or the ceding company will be liable for additional losses. Also known as working layer reinsurance.

Morbidity	The relative incidence of disability or sickness due to disease or physical impairment.

Mortality	The relative incidence of death of life insureds or annuitants.

Net premiums earned	The portion of net premiums written during or prior to a given period that is recognized for accounting purposes as income during such period.

Net premiums written	Gross premiums written for a given period less premiums ceded to retrocessionaires during such period.

Non-proportional reinsurance	Reinsurance contract written to protect the ceding company from all or part of claims in excess of a specified amount retained (priority). Also called Excess of Loss or Stop Loss reinsurance.

Probable maximum loss (“PML”)	The estimated anticipated maximum loss, taking into account ceding company and contract limits, caused by a single catastrophe affecting a broad contiguous geographic area, such as that caused by a hurricane or earthquake of such a magnitude that it is expected to recur once during a given return period, such as every 50, 100 or 200 years.

Primary insurer	An insurance company that issues insurance contracts to the public generally or to certain non-insurance entities.

Property insurance	Insurance that provides coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use.

Pro rata reinsurance	A generic term describing all forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. (Also known as proportional reinsurance, which includes quota share and surplus share reinsurance.)

Pure premium	Premium equal to the statistical estimate of the risk covered by the insurer.

Reinstatement	A provision in an excess of loss reinsurance contract, particularly catastrophe and clash covers, that provides for reinstatement of a limit which had been reduced by the occurrence of a loss or losses. The number of times that the limit can be reinstated varies, as does the cost of the reinstatement.

Reinstatement premiums	Additional premiums charged under certain excess of loss reinsurance contracts to restore coverage to original coverage amounts after a loss.

Reinsurance	The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured or ceding company, for part or all of the liability assumed by the reinsured under a contract or contracts of insurance which it has issued. However, the legal rights of the insured generally are not affected by the reinsurance transaction and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Retention; retention level	The amount or portion of risk which an insurer or reinsurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer or retrocessionaire. In proportional treaties, the retention may be a percentage of the original contract’s limit. In excess of loss business, the retention is a fixed monetary amount of loss, a loss ratio or a percentage of the loss.

Retrocession	A transaction whereby a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or part of the reinsurance it has assumed. Retrocession provides reinsurers with benefits similar to those which reinsurance provides to ceding companies. Retrocession does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.

Tail	The period of time that elapses between either the writing of the applicable insurance or reinsurance policy or the loss event (or the insurer’s or reinsurer’s knowledge of the loss event) and the payment in respect thereof. A “short-tail” product is one where ultimate losses are known comparatively quickly; ultimate losses under a “long-tail” product are sometimes not known for many years.

Treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a “treaty”) between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally written by the primary insurer or reinsured.

Underwriting	The insurer or reinsurer’s process of reviewing applications submitted for insurance or reinsurance coverage to determine whether to accept all or part of the coverage requested and determining the applicable rates, terms and conditions.

Underwriting capacity	The maximum amount that an insurance or reinsurance company can underwrite. The limit is generally determined by the company’s retained earnings and investment capital. Reinsurance serves to increase a company’s underwriting capacity by reducing its exposure from particular risks.

Underwriting cycle	Pattern in which property and casualty insurance and reinsurance premiums, profits and availability of coverage rise and fall over time.

Underwriting expenses	The aggregate of policy acquisition costs, including commissions, and that portion of administrative, general and other expenses attributable to underwriting activities.

Underwriting year	An underwriting year reinsurance contract reinsures losses incurred on underlying insurance policies that begin at any time during the reinsurance contract term. This means, for example, that, if both the underlying insurance contracts and the reinsurance contract have twelve-month terms, the reinsurance contract will cover underlying losses occurring over a twenty-four month period.

Unearned premium	The portion of a premium allocated to the unexpired portion of the contract term as of a certain date.

U.S. Generally Accepted Accounting Principles (“U.S. GAAP”)	United States accounting principles as set forth in opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting

Standards Board and/or their respective successors and which are applicable in the circumstances as of the date in question.

Working layer excess of loss	See “low or working layer excess of loss reinsurance”.

Written premiums	Premiums recorded in the accounts that the insurer transmits to the reinsurer. They are divided into two parts: earned premiums, which appear on the credit side of the operating statement; and unearned premiums, which appear as a reserve under liabilities in the balance sheet.

Exhibit Index

Pages

EXHIBIT 1
Translation from French into English of the Company’s Statuts, or bylaws, as amended, in conformity with the May 15, 2003 board of directors’ meeting	E-1–E-6
EXHIBIT 4
Summary in the English language of (i) the EUR 100 million short-term credit line agreement, dated December 11, 2002, entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent, and (ii) the credit line agreement, dated December 26, 2002, entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank, relating to the issuance of letters of credit in an aggregate amount of up to USD 900 million.

EXHIBIT 8
List of subsidiaries	E-7
EXHIBIT 12*
Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-8

*	furnished, not filed.