Form 20-F
period 2003-12-31
SCOR
filed 2004-06-30
CIK 1023027

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 1-14518

SCOR

(Exact name of registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	The Republic of France (Jurisdiction of incorporation or organization)

1, Avenue du Général de Gaulle, 92074 Paris-La Défense Cedex, France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	New York Stock Exchange

Ordinary Shares, no par value*	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report:

136,544,845 Ordinary Shares, including 1,884,444 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share.

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

As used herein, references to “EUR” or “€” are to euro and references to “dollars”, “USD” or “$” are to U.S. dollars. For your convenience, this annual report contains translations of certain euro amounts into dollars at the rate of USD 1.2092 per EUR 1.00, the noon buying rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on June 22, 2004. See “Item 3 – Selected Financial Data” for certain historical information regarding the Noon Buying Rate.

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

In this annual report, such forward-looking statements include, without limitation, statements relating to:

•	the implementation of the Group’s “Back on Track” plan described under “Item 4. – Information on the company”;

•	the implementation of strategic initiatives, including the update of information systems;

•	changes in premium revenues;

•	changes in the balance of lines and class of business;

•	the development of revenues overall and within specific business areas;

•	the development of expenses;

•	the direction of insurance and reinsurance rates and, the demand for reinsurance products and services;

•	the market risks associated with interest and exchange rates and equity markets; and

•	other statements relating to SCOR’s future business development and economic performance.

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

Item 3. Key Information

A. SELECTED FINANCIAL DATA

Currency Translations And Exchange Rates:

The following table sets forth, for the periods indicated, the high, low, average and end of period Noon Buying Rates, expressed in U.S. dollars per euro:

			Average	End of
Year Ended December 31,	High	Low	Rate(1)	Period

1999	1.18	1.00	1.06	1.01
2000	1.03	0.83	0.92	0.94
2001	0.95	0.83	0.89	0.89
2002	1.05	0.86	0.95	1.04
2003	1.26	1.04
December	1.26	1.20	1.14	1.26
2004 (through June 22)(2)	1.29	1.18	1.22	1.21
January	1.29	1.24
February	1.28	1.24
March	1.24	1.21
April	1.23	1.18
May	1.23	1.18
June (through June 22)(2)	1.23	1.20

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period, except for the month of June 2004 where June 22, 2004 has been used in place of the last day of the month.

(2)	The Noon Buying Rate on June 22, 2004 was USD 1.2092 per EUR 1.00.

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

Selected U.S. GAAP Consolidated Financial Data

The following selected financial data are derived from the consolidated financial statements of SCOR which have been audited by Ernst & Young, independent auditors, except for the financial statements of Commercial Risk Partners Limited, or CRP, a wholly-owned subsidiary, for the years ended December 31, 2000 and prior, which financial statements reflected total assets constituting 10% in 2000 and 9% in 1999, and total revenues constituting 20% in 2000 and 15% in 1999, of the related consolidated totals which were audited by other independent auditors.

The selected consolidated financial data should be read in conjunction with the Company’s consolidated financial statements, related Notes and other financial information included elsewhere in this annual report and in “Item 5 – Operating and Financial Review and Prospects.”

The dollar amounts presented in the table below have been translated solely for convenience at the Noon Buying Rate on June 22, 2004, which was USD 1.2092 per EUR 1.00.

SELECTED U.S. GAAP CONSOLIDATED FINANCIAL DATA

	As at and for the year ended December 31,

						2003
	1999	2000	2001	2002	2003	Translated

	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)

	(millions, except per share amounts)
Income Statement
Gross premiums written	2,760	3,355	4,429	4,914	3,306	3,998

Net premiums written	2,457	2,878	3,720	4,358	2,988	3,613

Net premiums earned
Life (net of premiums ceded 63, 109, 101, 97 and 195)	343	396	546	578	517	625
Property-casualty (net of premiums ceded totaling 235, 360, 547, 471 and 292)	2,019	2,281	3,107	3,575	2,807	3,394
Net investment income	236	287	347	381	321	388
Net realized gains (losses) on investment	143	413	10	(52)	116	140

Total revenues	2,741	3,377	4,010	4,482	3,761	4,548

Expense
Life claims (net of reinsurance recoveries totaling 42, 63, 90, 41 and 172)	239	283	451	459	421	509
Property-casualty claims and loss adjustment expenses (net of recoveries reinsurance totaling 191, 381, 1,051, 139 and 86)(2)	1,552	2,204	2,962	3,361	2,697	3,261
Pre-tax catastrophe losses and loss adjustment expenses, net of reinsurance(1)	134		215	94	72	87
Policy acquisition costs and commissions	552	661	848	909	742	897
Underwriting and administration expenses	142	162	209	208	165	199
Foreign exchange loss (gain), net	21	18	(8)	(61)	(99)	(120)
Amortization/ Impairment of goodwill	14	15	17	17	0	0
Other operating expenses (income), net	(4)	16	(1)	19	22	27

Total expenses	2,650	3,359	4,693	5,006	4,020	4,861

Income (loss) before taxes, minority interests and income investments accounted for by the equity method	91	18	(683)	(524)	(259)	(313)
Income tax(2)	(23)	57	273	(28)	(293)	(354)

Income (loss) before minority interests and income from investments accounted for by the equity method	68	75	(410)	(552)	(552)	(667)
Minority interest
Income (loss) before income from investments accounted for by the equity method	(2)	(1)	(1)	(13)	(26)	(31)

	66	74	(411)	(565)	(578)	(699)
Income from investments accounted for by the equity method	23	3	4	4	1	1

Income (loss) before cumulative effect of change in accounting	89	77	(407)	(561)	(577)	(698)

Cumulative effect of change in accounting principles, net of income taxes(2)			42

Net income (loss)	89	77	(365)	(561)	(577)	(698)

Net income per Ordinary Share, basic(3)	2.70	2.44	(10.74)	(4.11)	(4.23)	(5.11)

Net income per Ordinary Share, diluted(3)	2.58	2.27	(9.40)	(4.11)	(4.23)	(5.11)

Balance sheet data (at end of year)
Total investments and cash	5,113	7,402	9,017	9,011	8,040	9,722
Total assets	9,385	12,776	16,933	15,936	13,466	16,283
Total liabilities	8,044	11,381	15,623	14,79l	13,038	15,765
Shareholder’s equity	1,341	1,395	1,310	1,145	428	517
Property-casualty
Loss and LAE reserves, gross	4,774	5,575	8,365	7,967	7,003	8,468
Loss and LAE reserves, net	4,353	5,068	6,917	6,900	6,330	7,654
Unearned premium reserves, gross	919	1,226	1,665	1,617	1,124	1,359
Unearned premium reserves, net	812	1,097	1,411	1,487	1,048	1,267
Life
Reserve for future policy benefits, gross	824	2,468	2,601	2,368	2,562	3,098
Reserve for future policy benefits, net	761	1,798	1,953	1,857	2,161	2,613
Book value per Ordinary Share	42	44	35	8	3	4
Number of Ordinary Share outstanding at December 31 (in thousands)	34,629	34,794	41,244	140,285	136,545	136,545
Certain financial ratios and operating data
Property-casualty
Loss ratio(4)	83%	96%	102%	97%	99%	99%
Expense ratio(5)	31%	29%	29%	27%	32%	32%
Combined ratio(6)	114%	125%	132%	124%	131%	131%
Effect of catastrophe losses on Property-casualty ratio (7)	6%		7%	3%	3%	3%

(1)	A “catastrophe” is defined by the Company as an event involving multiple insured risks and causing pre-tax losses net of reinsurance of EUR 10 million or more.

(2)	The change in accounting principles due to the discount of reserves occurred in 2001. The effect of the change in 2001 was to increase Property Casualty net income by EUR 62 million before tax and EUR 41 million after tax, and in 2002 and 2003 if the accounting change was never made, the impact would have been to increase Property Casualty net income by EUR 17 million before tax and

EUR 11 million after tax, EUR 3 million before tax and EUR 2 million after tax, respectively. You should read note 1.14 to our consolidated financial statements for additional information about changes in accounting principles relating to the discount of reserves.

(3)	Excluding shares held by SCOR

(4)	Loss ratios are calculated on the basis of aggregate losses and LAE expressed as a percentage of net premiums earned.

(5)	Expense ratios are calculated on the basis of underwriting and administration expenses expressed as a percentage of net premiums earned.

(6)	Combined ratios are calculated on the basis of underwriting and administration expenses and aggregate losses and LAE expressed as a percentage of net premiums earned.

(7)	The effect of catastrophe losses on Property-casualty ratios is calculated on the basis of pre-tax catastrophe losses and LAE net of reinsurance expressed as a percentage of Property-casualty net premiums earned.

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

Dividends for each year are paid in the year following the approval of such dividend at the annual meeting of shareholders (generally held in April or May). The aggregate annual dividends paid with and without the French avoir fiscal, or tax credit, and before deduction of any French withholding tax for each of the five years ended December 31, were as follows:

			Dividend per
		Dividend per	Ordinary		Dividend per
	Ordinary	Ordinary	Share including	Dividend per	ADS including
	Shares	Share	Avoir Fiscal(1)	ADS(2)	Avoir Fiscal(1)(2)

	(Thousands)	(EUR)	(EUR)	(USD)	(USD)
1998	34,357	1.70	2.55	1.76	2.64
1999	34,629	1.70	2.55	1.63	2.45
2000	34,794	1.70	2.55	1.52	2.28
2001	41,244	0.30	0.45	0.27	0.40
2002	136,545	0.00	0.00	0.00	0.00
2003	136,545	0.00	0.00	0.00	0.00

(1)	Any payment equivalent to the French avoir fiscal, or tax credit, less applicable French withholding tax, will be made only following receipt by the French tax administration of a claim of such payment, and is generally not expected to be paid until after the close of the calendar year in which the respective dividends are paid. Certain holders of Ordinary Shares or ADSs will not be entitled to payments of avoir fiscal. See “Item 10.E – Taxation.”

(2)	Solely for convenience, the dividend per Ordinary Share and avoir fiscal amounts have been translated from the French francs or euro amounts actually paid into the corresponding U.S. dollar amounts at the Noon Buying Rates. The Noon Buying Rate may differ from the rate that may be used by the Depositary to convert French francs or euro to U.S. dollars for purposes of making payments to holders of ADSs.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The insurance and reinsurance sectors are cyclical, which may impact our results

The insurance and reinsurance sectors, particularly in the Non-Life area are cyclical. Historically, reinsurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the reinsurer, including, notably, competition, frequency or severity of catastrophic events, levels of capacity and general economic conditions. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses, levels of sector surplus and utilization of underwriting capacity that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industries. In addition, claims may be higher when economic conditions are unfavorable, particularly for products that provide reinsurance coverage for a risk that is related to the financial condition of the company that is being insured. As a result, the reinsurance business has been cyclical historically, characterized by periods of intense price competition due to excessive underwriting capacity and periods when shortages of underwriting capacity permit favorable premium levels. For example, certain reinsurance sectors in which the Group does business have, particularly since the terrorist attack of September 11, 2001, been characterized by a reduction in subscription capacity on the part of reinsurance companies, in turn leading to increases in pricing and tightened reinsurance conditions. These improved market conditions have led to an increase in supply, including from new entrants in the reinsurance market, which may limit increases in premiums in the future. We are unable to determine for how long this trend will continue.

We can be expected to experience the effects of such cyclicality and there can be no assurances that changes in premium rates, the frequency and severity of catastrophes or other loss events or other factors affecting the insurance or reinsurance industries generally will not have a material adverse effect on our results of operations in future periods.

We are exposed to losses from catastrophic events

Like other reinsurers, our operating results and financial condition have in the past been, and can be expected in the future to be, adversely affected by natural and man-made catastrophes, which may give rise to claims under the Property-Casualty and Life reinsurance coverage we provide. Catastrophes can be caused by a variety of events, including hurricanes, windstorms, earthquakes, hail, explosions, severe winter weather and fires. Although catastrophes can cause losses in several of the Group’s business lines, most of the Group’s catastrophe related claims in the past have related to homeowners or commercial property coverage. In the case of natural catastrophes, this risk exposure arises primarily in respect of earthquake risk in Turkey, Japan, and Italy, as well as weather-related risks in North America, Europe and Asia.

The frequency and severity of such events, particularly natural catastrophes, are by their nature unpredictable. The inherent unpredictability of these events makes forecasts and risk evaluations uncertain for any given year. As a result, our claims experience may vary significantly from one year to another, which can have a significant impact on our profitability and financial condition.

We generally seek to manage our exposure to catastrophe losses through selective underwriting practices, including the monitoring of risk accumulations on a geographic basis, and through the purchase of retrocessional catastrophe reinsurance. There can be no assurance, however, that these underwriting practices, including the management of risks on a geographical basis, or the purchase of retrocessional reinsurance, will be adequate to protect us against material catastrophe losses, or that retrocessional reinsurance will continue to be available in the future at commercially reasonable rates. Although we attempt to limit our exposure to acceptable levels, it is possible that a single or multiple catastrophic events could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

We may be subject to losses due to our exposure to risks related to terrorist acts

In the context of our business, we may be exposed to claims arising from the consequences of terrorist acts. These risks (the potential significance of which can be illustrated by the September 11, 2001 attack in the United States) can affect both individuals and property. The September 11, 2001 attack on the World Trade Center resulted in the Group establishing a total amount of reserves, net of retrocession, of approximately USD 190 million, based on the assumption that the attack on the two towers of the World Trade Center was one single occurrence and not two occurrences under the terms of the applicable coverage. In the event that, as a result of currently pending legal proceedings in the United States, it is determined that the attack constituted two occurrences, this could have a material adverse impact on our operating results and financial condition, depending on the final determination of losses. See “Item 8.A Consolidated Statements and Other Financial Information – Legal Proceedings” for a discussion of the pending World Trade Center litigation.

After the events of September 11, 2001, we adopted measures designed to exclude or limit our exposure to risks related to terrorism in our reinsurance contracts (in particular in those countries and for the risks that are the most exposed to terrorism). Contracts entered into prior to the implementation of these measures, however, remain unchanged. In addition, it has not always been possible to implement these measures, particularly in our principal markets. For example, certain European countries do not permit excluding terrorist risks from insurance policies. Due to these regulatory constraints, SCOR has actively supported the creation of insurance and reinsurance pools that involve insurance and reinsurance companies as well as public authorities in order to spread the risks of terrorist activity among the members of these pools. We participate in pools created in France (GAREAT), in Germany (Extremus), in the United Kingdom and in Austria. In the United States, although Congress passed the Terrorism Risk Insurance Act (TRIA) in November 2002, the US insurance market is nevertheless still subject to significant exposures in respect of terrorism-related losses. SCOR has decreased its exposure to the US market by significantly reducing the underwriting of large national insurers (also see “– Our results may be impacted by the inability of our reinsurers or other members of pools in which we participate to meet their obligations”). In addition to the commitments described above, the Group does reinsure, from time to time, terrorist risks, usually limiting by event and by period the coverage that ceding companies receive for damage caused by terrorist acts.

As a result, additional terrorist acts, whether in the U.S. or elsewhere could cause us to make significant claims payments and, as a result, could have a significant effect on our operating income, our financial condition and our future profitability.

We could be subject to losses as a result of our exposure to environmental and asbestos related risks

Like other reinsurance companies, we are exposed to environmental and asbestos related risks, particularly in the United States. Insurers are required under their contracts with us to notify us of any claims or potential claims that they are aware of. However, we often receive notices from insurers of potential claims related to environmental and asbestos risks that are imprecise, as the primary insurer may not have fully evaluated the risk at the time it notifies us of the claim. Due to the imprecise nature of these claims, we can, as with other reinsurers, only give a very approximate estimate of our potential exposure to environmental and asbestos claims that may or may not have been reported. We believe that our reserves as at December 2003 are sufficient to cover our estimated liabilities relating to environmental and asbestos claims. During the third quarter of 2003, these reserves were strengthened for an amount of EUR 9 million, primarily with respect to latent asbestos-related claims.

In addition, due to the changing legal environment and changes in tort law, the evaluation of the final cost of our exposure to asbestos related and environmental claims appears to be increasing, in uncertain proportions. Diverse factors could increase our exposure to the consequences of asbestos related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. These uncertainties inherent to environmental and asbestos claims are unlikely to be resolved in the near future. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. In these circumstances, it is difficult for us to estimate the reserves that should be recorded for these risks and to give any assurance that the amount reserved will be sufficient.

As a result of these imprecisions and uncertainties, we cannot exclude the possibility that we could be exposed to significant additional environmental and asbestos claims, which could have a material adverse effect on our results and financial condition.

If our reserves prove to be inadequate, our results may be adversely affected

We are required to maintain reserves to cover our estimated ultimate liability for Property-Casualty losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period (net of estimated related salvage and subrogation claims). Our reserves are established on the basis of information that we receive from insurance companies, particularly their own reserving levels. For our Life business, we are required to maintain reserves for future policy benefits that take into account expected investment yields and mortality, morbidity, lapse rate and other assumptions. In our Non-Life business, our reserves and policy pricing are also based on a number of assumptions and on information provided by third parties, which, if proven to be incorrect, could have an adverse effect on our results. Similarly, reserving for exposures related to the reinsurance of credit derivative risks is largely dependent on statistics provided by third parties and fluctuations in general market conditions. Even though we have the possibility of auditing some of the companies with which we do business, and despite our frequent contacts with these companies, our reserving policy remains dependent on the risk evaluations of these companies, particularly in respect of long-tail risks.

The inherent uncertainties in estimating reserves are compounded for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the primary insurer and ultimately to the reinsurer, the primary insurer’s payment of that loss and subsequent indemnification by the reinsurer, as well as by differing reserving practices among ceding companies and changes in jurisprudence, particularly in the United States.

Furthermore, we have significant exposures to a number of business lines in respect of which accurate reserving is known to be particularly difficult including workers compensation, liabilities insurance, credit derivative, and environmental and asbestos-related claims. Our reserves for these lines of business represent a significant portion of our technical reserves. In relation to such claims, it has in the past been necessary to revise our estimated potential loss exposure and, therefore, the related loss reserves. Changes in law, evolving judicial interpretations and theories as well as developments in class action litigation, particularly in the United States, add to the uncertainties inherent in claims of this nature.

We periodically review our methods for establishing reserves and their amounts. To the extent that our reserves prove to be insufficient, after taking into account available retrocessional coverage, we increase our reserves and incur a charge to earnings, which can have a material adverse effect on our consolidated financial condition, results of operations and cash flows. We strengthened our reserves on several occasions in 2002 and 2003 following internal and external actuarial reviews. The most recent such reserves strengthening occurred at September 30, 2003, when the Group increased its loss reserves by EUR 297 million, EUR 290 million of which was related to adverse trends in loss experience in the United States with respect to business underwritten by SCOR US and CRP over the period 1997-2001. These additional reserves mainly concern lines of business, which have now been put in run-off or sharply reduced, such as buffer layers, program business and workers compensation.

Although we have strengthened our Non-Life reserves to the current “best estimates” level (excluding latent claims and reserves for CRP claim management costs), on the basis of recent reviews made by external actuaries on those business lines considered to be the most sensitive and representing more than 74% of the Group’s technical reserves (excluding certain lines of business, notably short-tail property business and credit derivatives), we cannot guarantee that even this increased level of reserves will be sufficient to cover future losses. In particular, our experience has shown that these measures have not always proven to be sufficient. In addition, for latent claims, we decided to increase only progressively our technical reserves, when circumstances change, in order to improve our survival ratio (reserves divided by average payments in the course of the past three years) over the coming years.

Our results may be impacted by the inability of our reinsurers or other members of pools, in which we participate, to meet their obligations

We transfer a part of our exposure to certain risks to other reinsurers through retrocession arrangements. Under these arrangements, other reinsurers assume a portion of our losses and expenses associated with losses in exchange for a portion of policy premiums. When we obtain retrocession, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our operating results. Although we conduct periodic reviews of the financial condition of our reinsurers, our reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. In addition, retrocession may prove inadequate to protect against losses or may become unavailable in the future or unavailable at commercially reasonable rates. Furthermore, since our reinsurers do business in the same sector as we do, events that have an effect on the sector could have an effect on all of the participants in the reinsurance sector.

We participate in various pools of insurers and reinsurers in order to spread certain risks (in particular terrorist risks) among the members of the pool. In case of default of one of the members of a pool, we could be required to assume part of the liabilities and obligations of the member in default, which could affect our operating income.

We operate in a highly competitive industry

The reinsurance business is highly competitive. Our position in the reinsurance market is based on many factors, such as underwriting expertise, reputation and experience in the lines written, the jurisdictions in which the reinsurer is licensed or otherwise authorized to do business, premiums charged, as well as other terms and conditions of the reinsurance offered, services offered and speed of claims payment and perceived overall financial strength of the reinsurer. We compete for business in the French, European, United States, Asian and other international reinsurance markets with numerous international and domestic reinsurance companies, some of which have a larger market share, greater financial resources and higher ratings from financial ratings agencies than we do.

When the supply of reinsurance is greater than the demand from ceding companies, these competitors may be better positioned to enter into new contracts and to gain market share at our expense. If we do not reach or maintain a competitive level in our markets, our business, our financial condition and our results of operations could be seriously affected.

Given that all of our relevant competitors hold higher ratings, our current ratings have in the past and may continue to significantly hinder our competitive position (See “– Ratings are important to our business”).

We are exposed to the impact of changes in interest rates and developments in the financial and equity markets

Interest rate fluctuations could have consequences on our return from fixed maturity securities, as well as the market values of, and corresponding levels of capital gains or losses, on the fixed maturity securities in our investment portfolio.

In addition, the level of or changes in, interest rates, as well as developments in the capital markets, could lead to unanticipated changes in the pattern of surrender and withdrawal of our annuity and other Life reinsurance products, including the fixed annuities of SCOR Life US Re. These would result in cash outflows that might require the sale of assets at a time when the investment portfolio is negatively affected by increases in interest rates, resulting in losses.

We are also exposed to risks in the fixed-income securities markets since the financial difficulties of certain issuers and the deterioration of their credit quality could make payment of their obligations uncertain and lead to lower market prices for their fixed-income securities, which would affect the value of our investment portfolio.

We are also exposed to equity price risk. While equity investments accounted for only 5% of our investments as at December 31, 2003 (by market value), we may need to record impairments to our equity portfolio as a result of negative developments in the stock markets. Such depreciation could affect our results and financial condition.

Ratings are important to our business

Our ratings are reviewed periodically. Over the course of 2003, our credit ratings from all the major rating agencies were revised downwards on several occasions and put on watch, particularly after we announced we would be increasing our reserves and announced the amount of our loss for the third quarter of 2003. Given that our main competitors hold higher ratings, our current ratings may significantly hinder our competitive position and there can be no assurance that such ratings will be increased or maintained in the future. Such rating downgrades have made it more difficult to renew our existing contracts (a significant part of which were up for renewal during the fourth quarter or in particular on January 1, 2004) or to enter into new contracts and, in addition, have led or could lead to the cancellation of current business and/ or an increase of contracted financing costs, including the letters of credit mentioned below. Our ratings profile since July 2003 has contributed to a reduction in our earned premiums in 2004. There can be no assurance that such a decrease of the premiums volume could be entirely offset by an improvement of our underwriting result or by a reduction of our management expenses.

The maintaining of our rating at its current level during the course of 2004 could as well have a significant impact on our financial situation. If the rating agencies decided not to upgrade our rating, we might not be able to renew a portion of our existing contracts during 2004 (for those being renewed during the year) or on January 1, 2005 (for those being renewed at that time), notably for Life reinsurance business. In that case, the Group’s written premiums for 2004 and 2005 could decrease.

Life reinsurance business is particularly sensitive to the way our ceding companies perceive our financial strength as well as to our credit ratings. In many countries, including the U.S., our clients follow our ratings closely. In the context of the incorporation of the Group’s life reinsurance activities into a new entity called SCOR VIE, we are endeavoring to obtain a stand-alone “A” range rating in order to encourage the development of this business. If we do not obtain such a rating, this could impact our existing Life business, including both new business and renewals of existing business at SCOR VIE.

In addition, given that some of our reinsurance treaties contain termination clauses triggered by ratings, there is a risk that our reserves would be reduced as a result of such termination by our clients, which in turn would be likely to significantly reduce our future financial margins and to require us to depreciate some or all of our DAC (see also “Our shareholders’ equity is highly sensitive to the value of our intangible assets”).

In addition, an important part of our business is conducted with U.S. ceding companies for whom state insurance regulations and market practice require that we obtain letters of credit from banks in order to maintain reinsurance contracts. If we are unable to honor our financial commitments under our outstanding credit facilities or if we suffer any further ratings downgrade, our financial situation and results could be significantly affected. Downgrading of our ratings has increased the cost of such letters of credit and has sometimes made it more difficult for us to renew or obtain letters of credit and, as a result, to conclude or renew reinsurance contracts. Moreover, any further downgrading would significantly restrict our ability to obtain such letters of credit and would affect our operations. In these circumstances, we could be required to reduce our business with U.S. ceding companies and our financial condition could be adversely affected.

A significant portion of our treaties contains provisions relating to financial strength, which could have an adverse effect on our financial condition.

A significant portion of our reinsurance treaties, in particular in our Life reinsurance business, contains triggers relating to financial strength which entitle our cedents to terminate the relevant treaty upon the occurrence of specified events of default, which events include a ratings downgrade, our net assets falling below a specified threshold or our carrying out a reduction in share capital. Any such events could allow some of our cedents to terminate their contractual undertakings, which would have a material adverse effect on our financial condition. In addition, our main credit facilities, in particular those which were renewed in the third and fourth quarters of

2003, contain financial undertakings and provisions with respect to minimum ratings and net consolidated assets, the breach of which could constitute an event of default and cause a suspension in the use of these credit facilities and prevent us from obtaining new credit facilities, either of which would have a material adverse effect on our business.

SCOR faces a number of significant liquidity requirements in the short to medium-term

The main sources of revenue from SCOR’s reinsurance operations are premiums, revenues from investing activities, and realized capital gains. The bulk of these funds are used to pay out claims and related expenses, together with other operating costs. Our operations generate substantial cash flows due to the fact that most premiums are received prior to the date at which claims must be paid out. Historically, these positive operating cash flows, together with the portion of the investment portfolio held directly in cash or highly liquid securities, have allowed us to meet the cash demands entailed by our operating activities.

However, a number of significant liquidity requirement arise in the short to medium term, as described below:

•	In 1999, SCOR issued approximately EUR 233 million in so-called “OCEANE” bonds (convertible or exchangeable for new or existing shares of stock). These convertible bonds are repayable on January 1, 2005 at a price of EUR 65.28 per bond, representing a total amount payable (including redemption premium) of EUR 263 million. Because SCOR’s share price is currently significantly lower than the redemption value of its OCEANE bonds, it will probably be necessary to repay the bonds in cash at their maturity date.

•	In 2002, SCOR issued EUR 200 million in unsubordinated notes repayable on June 21, 2007.

•	Pursuant to agreements entered into connection with the formation of IRP Holdings Limited (IRP Holdings), IRP’s minority shareholder has agreed on exit rights exercisable during certain defined periods. The agreements permit the minority shareholder to exit IRP during the first half of 2005 and in any event require an exit no later than May 31, 2006. SCOR may acquire the shares held by the minority shareholder either with existing or newly-issued SCOR shares or with cash. SCOR may, depending on conditions at the time of the exit, decide to pay for all or part of these shares in cash. For more information on IRP, see “Item 9.A The Offer and Listing – IRP”, and for a description of the pending litigations initiated by the minority shareholder of IRP, see “Item 8.A Consolidated Statements and Other Financial Information – Litigation”.

Despite the level of cash generated by its ordinary activities, SCOR may be required to seek full or partial external financing in order to meet some or all of the foregoing payments.

The extent of any recourse to external financing will depend in the first place on the Group’s available cash. In that respect, a significant portion of SCOR’s assets are collateralized for the purpose of guaranteeing either letters of credit obtained from banks for the purpose of writing reinsurance contracts with ceding companies, or payment of loss claims made by ceding companies. These liabilities amounted to EUR 3,226 million at December 31, 2003 and accordingly restrict our capacity to manage our cash by means of asset disposals. The proportion of assets against which we are obliged to grant collateral is expected to rise in the short term as a result of the recent ratings downgrades and the terms of loan covenants negotiated in the last quarter of 2003. Moreover, the cash available in Group subsidiaries may not be transferable to the company, subject to local regulations and because of these subsidiaries’ own cash requirements. Finally, our decision to withdraw from a significant number of business lines has significantly reduced our premium income, which may further affect our cash-flow.

Moreover, access to additional outside financing on top of the recent EUR 751 million capital increase also depends on a range of other factors, among them general economic conditions, market conditions, and investor perceptions of the company’s sector of activity and financial condition. In addition, SCOR’s ability to raise new financings depends on clauses in outstanding finance contracts. SCOR cannot guarantee that it will be in a position to obtain additional financing, or to do so on acceptable terms. If SCOR were unable to do so, the pursuit of its business development strategy and its financial condition would be materially adversely affected.

We are exposed to the risk of changes in foreign exchange rates

We publish our consolidated financial statements in euros, but a significant part of our income and expenses, as well as our assets and liabilities, are denominated in currencies other than the euro.

In particular, the shareholders’ equity of a large majority of the SCOR Group entities is stated in a currency other than the euro. As a result, from year to year, changes in the exchange rates used to translate foreign currencies into euros, such as the weakening of the U.S. dollar against the euro in recent years, may impact our consolidated net equity. As of December 31, 2003, the decline of the dollar against the euro resulted in a negative exchange rate adjustment in the Group’s equity of EUR 136 million. In order to counter the effects of this exchange rate adjustment, we have entered into hedging arrangements in the fourth quarter of 2003, which resulted in an unrealized foreign exchange gain of EUR 37 million which was recorded in the Group’s shareholders’ equity. A significant portion of our shareholders’ equity is denominated in US dollars and any noticeable change in exchange rates could have a negative impact on its level.

In addition, the variation of the U.S. dollar against the euro could have a significant impact on the Group’s results due to significant technical undertakings denominated in dollars (and not covered by corresponding dollar-denominated assets) related to the deterioration of the U.S. business retroceded by SCOR US to SCOR. Nevertheless, at December 31, 2003, the decline in the U.S. dollar against the euro resulted in an exchange rate income of EUR 98 million.

Our Non-Life subsidiaries in the United States are facing financial difficulties and certain of our American subsidiaries are subject to a regulatory review by U.S. insurance regulators.

The operations of our Non-Life subsidiaries in the U.S. have deteriorated principally as a result of losses stemming from the underwriting years 1997 to 2001, the impact of the terrorist attack of September 11, 2001 and the claims experience of the health insurance and credit markets. Based on U.S. risk-based capital requirements, we recapitalized our U.S. subsidiaries in 2000, 2001 and 2002, through capital investments or by the issuance of surplus notes, for a total amount of approximately USD 400 million. In early 2004, SCOR made a capital contribution in an amount of USD 207 million to SCOR US. The level of risk-based capital of our U.S. subsidiaries was slightly below acceptable levels for regulators at the end of 2003. The operations of our U.S. subsidiaries and in particular the level of their risk-based capital, is still being monitored by insurance regulators in the U.S.

SCOR’s U.S. reinsurance and insurance subsidiaries are required to file financial reports in the states in which they are licensed or authorized, prepared in accordance with the accounting principles and methods prescribed by the New York State Insurance Department (NYID) and other state regulators. On February 25, 2004, SCOR Reinsurance Company (SCOR Re) notified the NYID that it had incorrectly accounted for a loss portfolio transfer reinsurance treaty signed in 2000 with three reinsurers unaffiliated to the Group in its 2000, 2001 and 2002 financial statements. The application by SCOR Re of the correct accounting principles and methods during this period would have had no material impact on SCOR’s US GAAP consolidated financial condition. The NYID is currently reviewing this matter and has not advised SCOR Re as to its conclusion.

We face risks from changes in government regulations and certain litigation matters.

We are subject to detailed, comprehensive regulation and supervision in all the countries in which we do business. Changes in existing laws and regulations may affect the way in which we conduct our business and the products we may offer. Moreover, we are involved in legal and arbitration proceedings in certain European, and other (including U.S.) jurisdictions. In particular, we are subject to proceedings initiated by the minority shareholder of IRP Holdings. See “Item 8.A Consolidated Statements and Other Financial Information – Litigation”. An adverse outcome of this proceeding could have a material adverse affect on our liquidity, financial condition and results of operations.

A significant part of our business is conducted with a limited number of brokers

As is the case with many reinsurance companies, an important part of our Non-Life business comes through reinsurance brokers. The Non-Life reinsurance brokerage market is dominated by a limited number of participants with whom we do business.

As a result of our recent rating downgrades, several large brokers had decided to suspend us from the list of reinsurers that they propose to their clients. Nevertheless, certain clients could request of these brokers to maintain their commercial relationship with us, which several of them have done. The completion of the capital increase at the beginning of 2004 allowed SCOR to be put back on the lists of reinsurers put forward by the brokers to their clients. However, any decision taken by some brokers to stop all business with us would affect our volume of written premiums, which could significantly impact our operating result as well as our financial situation.

If we do not successfully implement our recovery plan or if such plan is not effective, our financial condition and business would be adversely affected

Our Board of Directors formulated a recovery plan entitled “Back on Track” in November 2002 and took several effective decisions concerning new underwriting priorities, the resulting adjustments in allocation of capital and financial goals and constraints for 2003-2005. Additional measures were adopted with respect to the initial strategy of our recovery plan, namely relating to the run-off of CRP in January 2003 and the implementation of a strategy for certain of the SCOR US operations.

The implementation and the success of this recovery plan are based on a certain number of assumptions and factors that are not under our control. If economic conditions, our competitive position, our rating level, our financial condition or our internal organization are not consistent with these assumptions or our objectives, or if the measures envisaged by the recovery plan are insufficient, it is possible that our recovery plan would fail and that we would not achieve our objectives, including our return to profitability in 2004. In this case, our business and financial condition could deteriorate and new measures would need to be devised.

The successful implementation of our recovery plan also greatly depends on our ability to properly manage the run-off of certain of our lines of business in the United States, including those of CRP and SCOR US.

In January 2003, we put CRP operations in run-off. In addition, we have determined to withdraw from certain lines of our business at SCOR US operations. We are currently studying the possible options regarding the future management of such operations, but have not yet finalized our analysis. The costs and liabilities associated with these run-off businesses and other contingent liabilities could cause the Group to take additional charges that could be material to the Group’s results of operations.

In addition, a significant part of our strategy regarding the run-off of certain of our operations in the United States includes the commutation of the risks held by our American subsidiaries (including CRP). There can be no assurance that any such commutation could be made on attractive terms for the Group.

Our shareholders’ equity is highly sensitive to the value of our intangible assets.

A significant portion of our assets is comprised of intangible assets, the value of which is to a large extent dependent on our future operating performance. The valuation of intangible assets also requires us to make subjective and complex judgments about matters that are inherently uncertain. If there is a change in the assumptions supporting our intangible assets, we may be required to write them down in whole or in part, thereby further reducing our capital base.

The amount of goodwill we carry in our consolidated accounts may be impacted by business and market conditions. In particular, we currently carry an amount of EUR 202 million in goodwill primarily related to our United States operations, as a result of the acquisition of Partner Re Life in 2002, Sorema North America in 2001 and Allstate Re in 1996.

According to FAS 142, the Group performs the required annual assessment of goodwill during the fourth quarter (annual closing); however, this norm requires for an additional test to be performed during the year in the occurrence of some events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Thanks to the Group’s successful capital increase completed in January 2004, which restored the Group’s positive financial situation and convinced the insurance brokers, at the end of 2003, to place the Group back on the list of reinsurers that their clients should use, the Group has managed to maintain its various ratings to an appropriate level to support a significant portion of the Group’s business. Should any adverse significant change occur during 2004, the Group would need to perform an impairment assessment of its goodwill before the regular fourth quarter assessment. If the goodwill is determined to be impaired, the amount of the goodwill’s write off will impact the Group’s results.

Other assets we carry are subject to review. For example, as of December 31, 2003 we had a total of EUR 17 million in deferred tax assets and EUR 56 million in deferred tax liabilities compared to a total of EUR 438 million in deferred tax assets and EUR 224 million in deferred tax liabilities at December 31, 2002. The calculation of deferred tax assets and liabilities is based on applicable tax legislation and accounting standards and the future recoverability of these deferred tax assets depend on the performance of each entity. At each annual financial statement closing, we are required to assess the need for a valuation allowance of our deferred tax assets. Because we have experienced three consecutive annual losses, the criteria are more severe and future taxable income cannot be used. As a result at December 31, 2003, we had to write down all of the deferred tax assets related to SCOR US and SCOR Paris, resulting in a charge of EUR 385 million.

The costs of acquiring new business, including commissions and underwriting expenses, are deferred and amortized as deferred acquisition costs, or DAC. In general, DAC are amortized in proportion to the profits expected to be generated over the life of the underlying contracts. The assumptions we make with respect to the recoverability of DAC are therefore affected by such factors as operating performance, market conditions and persistency of underlying life policies. If the assumptions on which recoverability of DAC is based prove to be incorrect, it could become necessary to accelerate its amortization, which could have a material adverse impact on our financial condition and results of operations.

Item 4. Information on the company

A. BUSINESS OVERVIEW

General

SCOR is a French société anonyme with its registered office at 1, avenue du Général de Gaulle, 92074 Paris-La Défense Cedex, France, phone number : 33.(0)1.46.98.70.00

SCOR provides treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers. In 2003, the Group had net written premiums of EUR 2,988 million, which management believes makes it the largest French reinsurer, one of the five largest European reinsurers and one of the world’s ten largest reinsurers, in each case based on management’s estimate of the 2003 net written premiums of other major international reinsurers and excluding intra-group business.

SCOR operates in 19 countries through its subsidiaries, branches and representative offices.

Recent Developments

In June 2003, the SCOR Group acquired a 6.67% stake in IRP Holdings, thus increasing its ownership interest in IRP Holdings from 46.68% as of March 31, 2003 to 53.35% as of June 30, 2003.

In accordance with the shareholders agreement dated December 28, 2001 entered into upon the creation of IRP Holdings, the exit of IRP’s minority shareholder will be completed by May 31, 2005. However, under certain circumstances, the minority shareholder may elect to delay the exit for one year. SCOR may acquire the shares held by the minority shareholder either with existing or newly-issued SCOR shares or with cash.

For more information on IRP, see “Item 9.A The Offer and Listing – IRP” and “Item 8.A Consolidated Statements and Other Financial Information – Legal Proceedings”.

INDUSTRY OVERVIEW

Principles

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

Reinsurance provides three essential functions, as well as a number of additional services to customers.

•	First, reinsurance helps to stabilize direct insurers’ earnings when unusual and major events occur, by assuming the high layers of these risks or relieving them of accumulated individual exposures.

•	Reinsurance allows insurers to increase the maximum amount they can insure for a given loss or category of losses-by enabling them to underwrite a greater number of risks, or larger risks, without unduly over-burdening their administrative expenses or their need to cover their solvency margin, and hence their capital base.

•	Reinsurance makes substantial quantities of liquidity available to insurers in the event of major loss events, which enables the latter to manage their assets more predictably and thus more profitably.

In addition, reinsurers also:

•	help ceding companies define their reinsurance needs and devise the most effective reinsurance plan;

•	supply a wide array of support services, particularly in terms of technical training, organization, accounting and information technology;

•	provide expertise in certain highly specialized areas such as the analysis of complex risks and risk pricing;

•	enable ceding companies to build up their business even if they are undercapitalized, particularly in order to launch new products requiring heavy investment.

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

PRODUCTS AND MARKETS

General

Our operations are organized in the following four business segments: Non Life, Life/ Accident & Health, Alternative Reinsurance and Credit, Surety & Political Risks. Non Life is further organized into two sub-segments: Property-Casualty Treaty and Large Corporate Accounts written on a facultative basis (SCOR Business Solutions or SBS). Within each segment, we write various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our consolidated financial statements reflect the activities of each segment.

The following table sets forth our gross premiums written by segment and class of business:

	Year Ended December 31,

	2001		2002		2003

	EUR	%	EUR	%	EUR	%

	(EUR, in millions)
By segment of business
Non Life	2,480	56	3,106	63	2,259	68
Life/Accident Health	1,062	24	1,218	25	983	30
Alternative Reinsurance	712	16	467	10	(1)
Credit, Surety & Political Risks	175	4	123	3	65	2

Total	4,429	100	4,914	100	3,306	100

By segment and class of business
Property-Casualty Treaty
Property	796	41	1,139	52	972	58
Casualty	1,039	55	920	42	609	36
Marine, Space and Transportation	61	3	77	4	63	4
Construction	26	1	40	2	46	2

Total Property-Casualty Treaty	1,922	100	2,176	100	1,690	100

Large Corporate Accounts (SBS)
Property	266	48	437	47	329	58
Casualty	181	32	278	30	85	15
Marine, Space and Transportation	38	7	79	8	36	6
Construction	73	13	136	15	119	21

Total Large Corporate Accounts	558	100	930	100	569	100

Total Non Life	2,480		3,106		2,259
Life/Accident & Health
Annuity-based	121	11	182	15	198	18
Individual & group life	527	50	493	40	384	46
Accident	81	8	100	8	132	12
Disability	57	5	56	5	50	4
Health	229	22	200	16	105	9
Unemployment	12	1	14	1	28	3
Long-term care	35	3	173	14	86	8

Total Life/Accident & Health	1,062	100	1,218	100	983	100

Non Life

The Non Life segment is divided into two operational sub–segments: Property Casualty Treaty and Large Corporate Accounts.

The Property-Casualty Treaty sub-segment includes the proportional (pro rata) and non-proportional (excess of loss and stop loss) treaty classes of property, marine, space and transportation, and construction reinsurance.

Property. The Group’s proportional property treaty business provides reinsurance coverage for underlying insured property damage or business interruption losses resulting from fire or other perils in the homeowners, personal auto, industrial and general commercial property lines.

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

Construction. The Group’s construction treaty business, primarily written on a proportional basis, includes inherent defect insurance covers, also known as decennial insurance. As required by French law, decennial insurance covers major structural defects and collapse for ten years after completion of construction of a building.

The second sub-segment of the Non Life segment is Large Corporate Accounts (which we refer to as SCOR Business Solutions or SBS). The Group’s large facultative business is written by specialized underwriting teams organized under SCOR Business Solutions. This structure was reorganized in 2000 around the activities of corporate buyers seeking global risk financing solutions that combine traditional risk covers and alternative financing. It shares risks with cedents for large, complex industrial or technical risks, such as automotive assembly lines, semiconductor manufacturing plants, oil and gas or chemical facilities, oil and gas exploration and production sites, energy facilities, and boiler and machinery installations.

Large facultative business is primarily written in property, as well as, to a lesser degree, in the liability, transportation, space and construction classes of business. Casualty facultative also encompasses commercial fleet auto coverage, workers compensation, fraud and commercial third party liabilities.

Space and transportation facultative coverage is written particularly in the areas of space and offshore risks, and requires the application of sophisticated, highly technical risk analysis and underwriting criteria. Offshore business relates to offshore oil and gas exploration and operations, while space business relates to satellite assembly, launch and coverage for commercial space programs.

Construction facultative coverage is typically provided against risk of loss due to physical damage caused during the construction period as well as, in certain cases, business interruption or other financial losses incurred as a result of completion delays for large and complex construction and industrial projects. The Group has acted or is acting as lead or principal reinsurer on several world scale infrastructure projects. For these leading projects, SCOR takes an active role in all phases of the development, and works with cedents, brokers, insureds, risk managers and project sponsors in optimizing the combination of risk management techniques and insurance solutions.

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

Alternative Risk Transfer (ART)

The Group’s alternative reinsurance business was conducted primarily out of CRP, the Group’s Bermuda-based subsidiary. It focused on three distinct products:

•	workers’ compensation, motor insurance and general liability claims in the U.S. market;

•	using alternative insurance techniques primarily temperature-based derivatives;

•	developing single integrated risk transfer instruments to protect against combinations of fortuitous uncertainties with financial exposures.

Reported incurred loss ratios on CRP’s prospective workers compensation portfolio for accident years 1999 and 2000 began to deteriorate during the first half of 2002 and this trend continued for the remainder of 2002. Consequently, a decision was made in the latter part of 2002 to cease underwriting. In January 2003, the Group decided to transfer CRP to run-off status and in April 2003, explored the sale of CRP. In June 2003, SCOR began the process of commuting CRP’s portfolio and had completed commutations by December 31, 2003 on about 60% of the portfolio, compared to year-end 2002, and is still seeking further commutations.

Credit, Surety and Political Risks

SCOR’s credit, surety and political risks business is conducted by teams based primarily in Europe and to a lesser extent in the United States. In credit insurance contracts, the insurer covers risks of loss due to non-payment of debts, while in surety insurance contracts, the insurer acts as guarantor to pay (or make pay) a debt. Political risks insurance covers risks of loss as a result of measures taken by governments or governmental entities jeopardizing a sales contract or an obligation.

Distribution by geographic area

In 2003, SCOR generated approximately 58% of its gross premiums written in Europe, with significant market positions in France, Germany, Spain and Italy, 25% of its gross premiums written in North America, including Bermuda and the Caribbean region and 17% of its gross premiums written in Asia.

The following table shows the distribution of the Group’s gross premiums written by geographic area:

Gross Premiums Written by Geographic Area(1)

	Year ended December 31,

	2001		2002		2003

	EUR	%	EUR	%	EUR	%

	(EUR figures in millions)
France	586	13%	840	17%	720	22%
Europe (Outside of France)	1,083	24%	1,377	28%	1,205	36%
Total Europe	1,669	37%	2,217	45%	1,925	58%
North America	2,229	51%	1,934	39%	822	25%
Asia-Pacific and Other International	531	12%	763	16%	559	17%

Total	4,429	100%	4,914	100%	3,306	100%

(1)	Premiums are allocated by geographic area based on information received by the Group from its cedents concerning the primary location of the cedents’ underlying insured risks.

RATINGS

Our current Group ratings by A.M. Best Co. (“A.M. Best”), Fitch Ratings, and S&P are as follows:

A.M. Best	Financial Strength rating	B++	Very Good
(January 4, 2004)	Long-term debt	bb+	Speculative
	Short-term debt	AMB-2	Adequate
S&P	Financial strength rating	BBB+	Good
(December 2, 2003)	Long-term debt	BBB+	Adequate
	Short-term debt	A-2	Satisfactory
Fitch Ratings	Financial strength rating	BB+	Moderately weak
(January 12, 2004)	Long-term debt	BB	Speculative
	Short-term debt	B	Speculative

On January 4, 2004, A.M. Best changed the implications of the under review status of the B++ (Very Good) financial strength rating of SCOR and its core subsidiaries from developing to stable.

On December 2, 2003, Standard & Poor’s Ratings Services raised its long-term counterparty credit and insurer financial strength ratings on SCOR and subsidiaries to “BBB+” from “BBB-”. In addition, Standard & Poor’s raised its short-term counterparty credit and commercial paper ratings on SCOR to “A-2” from “A-3”. All ratings were removed from CreditWatch, where they had been placed originally on June 17, 2003. The outlook on all Group entities is currently stable.

On January 12, 2004, Fitch Ratings affirmed the rating of SCOR Group’s Insurer Financial Strength (IFS) at “BB+” and the long-term and short-term ratings of SCOR at “BB” and “B”, respectively, removing them from Fitch’s Rating Watch Negative. The outlooks for these ratings are currently stable. Since January 2004, the Fitch rating has been unsolicited.

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

Both underwriting and support staffs are located in the Group’s Paris headquarters as well as in local subsidiaries and branches, although some support functions, like retrocession, have been centralized at the head office level. While underwriting is carried out at decentralized (subsidiary or division) level, the Group’s overall exposure to particular risks and in particular geographic zones is centrally monitored from Paris.

Facultative underwriters belong to the Group’s SCOR Business Solutions integrated division, which operates on a worldwide basis, from four underwriting centers (in Paris, London, New York and Singapore) and with underwriting entities located in the Group’s subsidiaries and branches. This division is dedicated to large corporation business and is geared to provide its clients with solutions for the conventional and/or alternative transfer of their risks.

Life underwriting within the Group is under the worldwide responsibility of SCOR VIE. Our Life clients are life or accident and health insurance companies worldwide. They are served by specialized Life underwriters familiar with the specific features of each of the markets in which they operate, including mortality tables, morbidity risks, disability and pension coverage, product development, financing and specific market coverage and policy conditions. Life underwriting consists of the consideration of many factors, including the type of risks to be covered, ceding company retention levels, product and pricing assumptions and the ceding company’s underwriting standards and financial strength.

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

Catastrophe Risk and Exposure Controls

Like other reinsurance companies, SCOR is exposed to multiple insured losses arising out of a single occurrence, whether a natural event such as a hurricane, flood or an earthquake, or another man-made catastrophe such as an explosion or fire at a major industrial facility or an act of terrorism. Any such catastrophic event could generate insured losses in one or many of SCOR’s lines of business.

In 2003, SCOR experienced no major natural catastrophe losses, the largest one being the storms in the midwest of the U.S. for a net cost of EUR 30 million.

During the summer of 2002, the catastrophic floods in Central Europe affecting the Czech Republic, Germany and Austria produced a pre-tax catastrophe loss for the Group, net of retrocession, of EUR 95 million. Typhoon Rusa in Korea in August 2002, the flooding in the south-east of France in September 2002 and the windstorm Jeannet in northern Europe in October 2002 did not have a material impact on SCOR.

The consequences of the earthquakes, which occurred in January 2001 in El Salvador and in India, in February 2001 in the state of Washington, U.S., and in March 2001 in Japan, were limited due to either a relatively low involvement of the Group in the damaged regions or limited overall insured and reinsured losses.

SCOR carefully evaluates its potential natural event and other risk accumulation for its entire property portfolio at the head office level, including exposures underwritten by its subsidiaries worldwide. Pursuant to overall guidelines and procedures established from the Paris headquarters, each subsidiary monitors its own accumulation for the relevant country or region, and the Accumulation Department based in Paris centrally consolidates the results for the Group.

SCOR employs various techniques, depending upon the region and peril, to assess and manage its accumulated exposure to property natural catastrophe losses in any one region of the world and quantifies that exposure in terms of its potential maximum loss. SCOR defines this as its anticipated maximum loss, taking into account contract limits, caused by a single catastrophe affecting a broad contiguous geographic area, such as that caused by a windstorm, a hurricane or an earthquake, occurring within a given return period. SCOR estimates that its current Group-wide potential maximum loss from natural catastrophe events, before retrocessional reinsurance, with the most significant exposures relating to earthquake risks are located in Japan, Italy, Israel and Turkey and that its wind and other weather-related risks are concentrated in Europe and Japan.

The following table summarizes the main Group identified natural catastrophe exposures by geographic area:

Range of Potential Catastrophe Exposure(1)	Subject countries as of December 2003

(EUR, in millions)
100 to 200	Canada, Colombia, Greece, Peru, United States
200 to 300	Chile, Israel, Italy, Mexico, Portugal, Taiwan, Turkey
300 and over	Japan, Europe

(1)	Calculated on a potential maximum loss basis for a given return period before reinsurance.

The results are based on proprietary software.

For more than 15 years, SCOR has been using its own internally developed and regularly updated software program for evaluating earthquake potential maximum losses for 20 countries. The methods utilized for the simulation of the events and of their consequential damages have been upgraded into SERN (“Système d’Evaluation des Risques Naturels” or Natural Risks Evaluation System), an enhancement of existing models initiated in 1997 by SCOR and partners from prominent research institutes and recognized private IT companies. This software program is directly linked to our worldwide database and available to all of SCOR’s subsidiaries and operating units. As of December-end 2003, SERN is operational for earthquake exposure in Australia, Algeria, Canada, Chile, Colombia, Greece, Indonesia, Israel, Jordan, Italy, Japan, Mexico, New Zealand, Peru, Philippines, Portugal, Taiwan, the United States and Venezuela. SERN modeling development for Turkey is in progress and estimates of earthquake exposure and related potential maximum losses are obtained from SCOR’s older proprietary system. For countries such as Japan and the United States, SCOR’s analyses are compared with other calculations performed using programs developed by specialized independent consultants.

The potential accumulation due to hurricanes in the United States is analyzed in a similar fashion, using third-party software and simulation tools. The potential accumulation due to typhoons in Japan is analyzed using maximum liability for non proportional treaties and scenario based on Mireille (major typhoon in Japan in 1991)

for prorata treaties. European windstorm accumulation in the treaty portfolio is also assessed by SERN, which has been adapted to analyze windstorm events and is now operational in eight European countries, reproducing past events. SCOR continues to refine its loss estimation methodologies internally with the assistance of outside consultants.

The following table sets forth certain data regarding the Group’s catastrophe loss experience in each of the three years ended December 31, 2003:

	Year Ended
	December 31,

	2001		2002		2003

	(EUR, in millions)
Number of catastrophes(1)	1		1		4
Incurred losses and LAE from catastrophes, gross	670	(2)	95	(3)	78	(4)
Incurred losses and LAE from catastrophes, net of retrocession	215	(2)	94	(3)	72	(4)
Group loss ratio(5)	102%		97%		99%
Group loss ratio excluding catastrophes	95%		94%		96%

(1)	A catastrophe is defined by SCOR as an event involving multiple insured risks causing pre-tax losses, net of reinsurance, of EUR 10 million or more.

(2)	World Trade Center.

(3)	Catastrophic floods in Central Europe.

(4)	Floods in Italy and Southwestern France, storms in the midwest (USA) and typhoon Maemi in South Korea.

(5)	Loss incurred prior to discount on workers compensation reserves on North American operations expressed as a percentage of premiums earned.

Claims

SCOR’s Group Claims Division, created in April 2003, has the mission to implement a general claims handling policy for the Group and to put in place worldwide control and reporting procedures.

The claims handling function is performed by the Group Claims Division supported by the subsidiaries claims departments, which initially process and monitor individual reported claims. In addition to managing claims, periodic audits are conducted on specific claims and lines of business; procedures and claims processing are reviewed at the offices of ceding companies with the aim to evaluate adjusting techniques, reserves valuation and adequacy, quality of the staff. Technical and legal assistance is provided to underwriters before and after accepting certain risks. Following these audit and assistance missions, when needed, recommendations are given to underwriters, claims adjusters and management.

The Group Large Claims Committee chaired by the Group General Manager reviews on a monthly basis all large claims, including litigation claims and asbestos and environmental claims. Its main objectives are to review the consolidated impact of such claims and to strengthen the monitoring of large claims management across the lines of business and countries.

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

Had a major catastrophe occurred resulting in a loss equal to the Group’s natural perils potential maximum exposure in 2003, management estimates that the net loss before tax for SCOR in 2003, including the cost of reinstatement retrocession premium (excluding any reinstatement premium collected from ceding companies) would have been EUR 200 million.

IRP was established in December 2001 to reinsure (as a retrocessionaire) certain of SCOR’s non-Life reinsurance business on a quota share basis from 2002 forward. The retrocession rate in 2003 was 25%. SCOR’s initial ownership interest in IRP was 41.68%, and was increased to 53.35% in 2003. IRP was fully consolidated from fiscal year 2001.

In January 2002, the Group purchased a USD 150 million multi-year reinsurance cover, to provide coverage against the occurrence of an earthquake in the U.S or in Japan, or a severe windstorm in Europe, subject to a limit of USD 100 million per occurrence. The contract, provided by Atlas Reinsurance II p.l.c., protects SCOR’s property and construction portfolio for a period of three years. Atlas Reinsurance II p.l.c. issued two classes of notes for a total of USD 150 million with principal reduction contingent on the parametric model designed by Risk Management Solutions (RMS) based on SCOR’s exposure. This cover will expire on December 31, 2004.

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

Based on these considerations, management believes that adequate provision has been made for the Group’s Non-Life loss and LAE reserves, which totaled EUR 6,330 million (net of retrocession) as of December 31, 2003. Actual loss and LAE paid may deviate, perhaps significantly, from such reserves. To the extent reserves prove to be insufficient to cover actual losses and LAE after taking into account available retrocessional coverage, the Group would have to augment such reserves and incur a charge to earnings which could have a material adverse effect on the Group’s consolidated financial condition, results of operations and cash flows.

The Group Chief Reserving Actuary conducted an appraisal of the technical reserves as at December 31, 2003, based on reports by internal and external actuaries. As a result, and considering the strengthening of reserves recorded during the third quarter of 2003, losses reserves at December 31, 2003 were confirmed and adjusted only in order to take into account developments in the fourth quarter.

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

When a claim is reported to the ceding company, its claims personnel establishes a case reserve for the estimated amount of the ultimate settlement, if any, with respect to such claim. The estimate reflects the judgment of the ceding company’s claims personnel, based on its reserving practices. The ceding company reports the claim to the Group entity from which it obtained the reinsurance, together with the ceding company’s suggested estimate of the claim’s cost. SCOR records the ceding company’s suggested reserve and may establish additional reserves based on review by the Group’s claims department and internal actuaries. Such additional reserves are based upon the consideration of many factors, including coverage, liability, severity and the Group’s assessment of the ceding company’s ability to evaluate and handle the claim.

In accordance with industry practice, the Group maintains IBNR reserves. IBNR reserves are actuarially determined and reflect the ultimate loss amount which may have to be paid by the Group on claims for events and circumstances which have occurred but which have not yet been reported either to the ceding company or to the Group, and the expected change in the value of those claims, which have already been reported to the Group.

In its actuarial determination of IBNR reserves, the Group uses generally accepted actuarial reserving techniques that take into account quantitative loss experience data, together with, where appropriate, qualitative factors. IBNR reserves are also adjusted to reflect changes in the volume of business written, reinsurance contract terms and conditions, the mix of business and claims processing that can be expected to affect the Group’s liability for losses over time. With the exception of reserves associated with workers’ compensation and CRP finite reinsurance contracts that are discounted, the Group does not discount Non-Life reserves.

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

Changes in Historical Reserves

The table below shows changes in historical loss reserves, on a U.S. GAAP basis for the Group’s Property-Casualty operations for 1994 and subsequent years, net of retrocessional reinsurance. The Group’s reinsurance contracts are generally written on an underwriting year basis and the Group maintains its records on this same basis. As compared to loss development tables presented on an accident year basis by U.S. registrants, presentation on an underwriting year basis accelerates the timing of the presentation of loss reserve development by moving development of losses that actually occur in an accident year subsequent to the end of the applicable underwriting year back into such underwriting year. As discussed in the third paragraph below, the Company’s underwriting year loss development data is, as a result, not fully comparable with accident year data presented by U.S. registrants.

The top line of the table shows the initial estimated reserves for unpaid losses and LAE recorded at each year-end date, as well as the amount of such initial reserve net of amounts retroceded to reinsurers. The upper (paid) portion of the table presents the cumulative amounts paid through each subsequent year on those claims for which reserves were carried as of each specific year-end. The lower (liability re-estimated) portion shows the re-estimated amount of the previously recorded reserves, net of retrocession, based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the actual claims for which the initial reserves were carried. The cumulative redundancy/deficiency line represents the cumulative change in estimates since the initial reserve was established. It is equal to the latest liability re-estimated amount less the initial reserve.

An underwriting year reinsurance contract reinsures losses incurred on underlying insurance policies that begin at any time during the reinsurance contract term. This means that, if both the underlying insurance contracts and the reinsurance contract have twelve-month terms, the reinsurance contract will cover underlying losses occurring over a twenty-four month period. For example, if an underwriting year reinsurance contract term was from January 1 to December 31, 2003, it would cover underlying policies with terms beginning on both January 1, 2003 and December 31, 2003. Losses incurred on underlying policies beginning on January 1, 2002 could occur as early as January 1, 2003 while losses incurred on underlying policies beginning on December 31, 2003 could occur as late as December 30, 2004. For purposes of the loss reserve development table, the Group has assigned all losses incurred under reinsurance contracts written in a particular year to that year, even though some of those losses may not have been incurred until twelve months after the end of the year.

Since losses have been so assigned, the “reserve re-estimated ‘x’ years later” set forth in the table includes all those losses incurred during the “x” years following the reference year, but related to an underwriting year prior to and including the reference year. As a result, the amounts on the line labeled “cumulative redundancy/(deficiency) before premium development” in the loss development tables are not a precise indication of the adequacy of the initial reserves that appear on the first and third lines of the tables

This has been partially corrected by inclusion in the line labeled “premium development” of all the premiums attributable to the underwriting year and which are earned in subsequent years. Such earned premiums are comprised primarily of amounts included in the unearned premium reserves at the end of a given reference year and which are progressively earned during the years following such reference year, but also include experience rated premiums received under certain reinsurance contracts written in such underwriting year. The Group does not specifically segregate experience rated premiums in its accounting systems, but management does not believe such amounts are material. This presentation permits a comparison of the reserves for claims and claims expenses as initially established with the re-estimated reserves for claims and claims expenses, which have been adjusted for the effect of claims and claims expenses incurred subsequent to the reference year-end. While the resulting adjusted cumulative redundancy/deficiency is not a precise measurement and is not fully comparable to the amounts that would be determined using accident year data, management believes it to be a reasonable indication of the adequacy of the Group’s loss and loss adjustment expense reserves as recorded in its consolidated financial statements as of the referenced year ends.

The following tables present ten-year loss development on a U.S. GAAP basis and a three-year reconciliation of beginning and ending reserve balances on a U.S. GAAP basis. The U.S. GAAP loss development data is presented on an underwriting year basis, while the reserve reconciliation data represents the Company’s allocation of incurred and paid losses and LAE between current and prior years on a calendar year basis. See also Note 16 to the consolidated financial statements.

Ten-Year Loss Development Table Presented Net of

Reinsurance with Supplemental Gross Data (U.S. GAAP)(1)

	December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(EUR, in millions)
Initial gross reserves for unpaid loss and LAE	2,760	2,600	3,361	3,723	3,942	4,774	5,575	8,365	7,967	7,003
Initial retroceded reserves	351	234	316	306	337	421	507	1,448	1,068	673

Initial net reserves(2)	2,409	2,366	3,045	3,417	3,605	4,353	5,068	6,917	6,899	6,330
Paid (cumulative)(3) as of:
One year later	354	420	654	874	1,040	1,399	1,807	2,514	2,627
Two years later	717	901	1,136	1,440	1,570	2,294	3,163	3,614
Three years later	1,054	1,188	1,405	1,778	1,946	3,046	4,390
Four years later	1,292	1,368	1,599	2,015	2,356	3,606
Five years later	1,431	1,505	1,731	2,306	2,626
Six years later	1,542	1,590	1,953	2,488
Seven years later	1,613	1,779	2,073
Eight years later	1,777	1,871
Nine years later	1,853
Reserves re-estimated as of:
One year later	2,595	2,630	3,458	3,690	4,057	4,996	5,938	8,030	8,112
Two years later	2,665	2,733	3,411	3,772	4,082	5,278	6,352	8,699
Three years later	2,767	2,702	3,401	3,810	4,117	5,446	7,385
Four years later	2,758	2,692	3,404	3,807	4,209	5,952
Five years later	2,748	2,675	3,379	3,887	4,479
Six years later	2,722	2,653	3,429	4,002
Seven years later	2,711	2,711	3,522
Eight years later	2,777	2,792
Nine years later	2,834
Cumulative redundancy/ (deficiency) before premium development	(425)	(426)	(477)	(585)	(874)	(1,599)	(2,317)	(1,782)	(1,213)
Percentage before premium development	(18)%	(18)%	(16)%	(17)%	(24)%	(37)%	(46)%	(26)%	(18)%
Premium development(4)	244	228	359	343	390	491	938	1,214	639

Cumulative redundancy/ (deficiency) after premium development	(181)	(198)	(118)	(242)	(484)	(1,108)	(1,379)	(568)	(574)
Percentage after premium development	(8)%	(8)%	(4)%	(7)%	(13)%	(25)%	(27)%	(8)%	(8)%
Gross re-estimated liability at December 31, 2002	2,877	2,992	3,719	4,325	5,282	7,162	8,634	12,755	10,713
Reinsurance recoverables at December 31, 2002	43	200	197	323	803	1,210	1,249	4,056	2,601

Net re-estimated liability at December 31, 2002	2,834	2,792	3,522	4,002	4,479	5,952	7,385	8,699	8,112
Gross cumulative redundancy/ (deficiency) before premium development	(117)	(392)	(358)	(602)	(1,340)	(2,388)	(3,059)	(4,390)	(2,746)
Gross premium development	340	311	454	449	474	684	1,077	1,402	854

Gross redundancy/ (deficiency) after premium development	223	(81)	96	(153)	(866)	(1,704)	(1,982)	(2,988)	(1,892)
Percentage	8%	(3)%	3%	(4)%	(22)%	(36)%	(35)%	(36)%	(24)%

(1)	Paid (cumulative) amounts and reserves re-estimated amounts are shown on an underwriting year basis, consistent with the reporting practices of the Company and its cedents, particularly in the European market.

(2)	For 1994, SCOR’s initial reserves have been adjusted by EUR 86 million to include historical amounts for CRP.

(3)	Cash commutation payments (i) received in 1993 of EUR 60 million and in 1994 of EUR 129 million and (ii) paid in 1994 of EUR 48 million have been excluded from the paid (cumulative) amounts presented. The North American portfolio acquired in 1996 of EUR 260 million has been excluded from the paid (cumulative) amount presented for the years concerned.

(4)	Re-estimated gross claims reserves for a given underwriting year are reduced by the amount of any premiums earned subsequent to but related to that underwriting year, including experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

Reconciliation of Reserves for Losses and LAE (U.S. GAAP)

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	5,068	6,917	6,899
Effect of changes in foreign currency exchange rates	133	(738)	(657)
Effect of claims portfolio transfer and other reclassifications	1,071	73	35

Incurred related to:
Current year	3,076	2,785	1,596
Prior years	101	671	1,173

Total incurred losses and LAE	3,177	3,456	2,769

Change in accounting principle	(62)	–	–
Paid related to:
Current year	738	450	68
Prior years	1,732	2,358	2,648

Total paid losses and LAE)	2,470	2,808	2,716

Reserves for losses and loss expenses at end of year – net	6,917	6,900	6,330
Reinsurance recoverable on unpaid losses	1,448	1,067	673

Reserves for losses and loss expenses at end of year – gross	8,365	7,967	7,003

Asbestos and environmental

The Group’s reserves for losses and LAE include an estimate of its ultimate liability for asbestos and environmental claims for which an ultimate value cannot be estimated using traditional reserving techniques and for which there are significant uncertainties in estimating the amount of the Group’s potential losses. SCOR and certain of its subsidiaries, of which principally SCOR Paris and SCOR U.S., have received and continue to receive notices of potential reinsurance claims from ceding insurance companies which have in turn received claims asserting environmental and asbestos losses under primary insurance policies, in part reinsured by Group companies. Such claims notices are frequently merely precautionary in nature and generally are unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in these notices, SCOR cannot fully quantify its total potential exposure regarding the claims reported. In addition, due to the changing legal and regulatory environment and changes in tort law, in our evaluation, the final cost of our exposure to asbestos related and environmental claims appears to be increasing, but we are unable to determine to what degree. Diverse factors could increase our exposure to the consequences of asbestos related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. These uncertainties inherent to environmental and asbestos claims are unlikely to be resolved in the near future. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. In these circumstances, it is difficult for us to estimate the reserves that should be recorded for these risks and to guarantee that the amount reserved will be sufficient.

As a result of these imprecisions and uncertainties, we cannot exclude the possibility that we could be required to pay significant additional claims in these areas and these payments would have a material effect on our results and financial conditions. Case reserves have been established when sufficient information has been developed to indicate the involvement of a specific reinsurance contract. In addition, incurred but not reported reserves have been established to provide for additional exposure on both known and unasserted claims. These reserves are reviewed and updated continually. In establishing liabilities for asbestos and environmental claims, management considers facts currently known and the current legal and tort environment. The Group may be required to increase the reserves in future periods if evidence becomes available indicating that the latent claims will develop above the recorded amounts.

	Year ended December 31,

	Asbestos(1)			Environmental(1)

	2001	2002	2003	2001	2002	2003

	(EUR, in millions)
Gross claims reserves, including IBNR reserves	124	157	109	92	88	59
% of total loss and LAE reserves	1.5%	2%	1.3%	1.1%	1.1%	0.7%
Claims and LAE paid	15	7	15	17	71	13
% of the Group’s total net property-casualty claims and LAE paid	0.6%	0.2%	0.5%	0.7%	2.5%	0.4%

(1)	Asbestos and environmental (A&E) reserve data includes SCOR’s estimated A&E exposures in respect of its participation in the Anglo French Reinsurance Pool, for which A&E exposures for the years shown were as follows:

•	2001 reserves are EUR 38 million and EUR 35 million for asbestos and environmental, respectively. 2001 paid claims and LAE are EUR 2.4 million and EUR 2.2 million for asbestos and environmental, respectively.

•	2002 reserves are EUR 30 million and EUR 28 million for asbestos and environmental, respectively. 2002 paid claims and LAE are EUR 0.8 million and EUR 0.7 million for asbestos and environmental, respectively.

•	2003 reserves are EUR 19 million and EUR 18 million for asbestos and environmental, respectively. 2003 paid claims and LAE are EUR 0.6 million and EUR 0.9 million for asbestos and environmental, respectively.

(2)	The significant change in the EUR/USD exchange rate from 2002 to 2003 of 17% resulted in a decrease of gross claims reserves.

SCOR’s exposure to environmental risks has significantly decreased over the past two years due to the settlement of large claims and the commutation by the Company of several policies related to one block of pollution-related business covering prior years.

More generally, SCOR has developed a policy of buying back its longstanding liabilities on asbestos and environmental exposures whenever the possibility exists to do so on a commercially reasonable basis, i.e., whenever SCOR determines, based on its assessment of the potential exposure of the Group based on actuarial techniques and market practices, that the terms of the final negotiated settlement are attractive in light of the possible development of future liabilities. Preference is given to selected treaties with regard to specific circumstances such as the maturity of claims, the level of claims information available, the status of cedents and market settlements. It is the intention of management that this commutation policy be further pursued and developed in 2004 and in subsequent years. It is anticipated that the policy will affect settlement patterns to a limited degree in future years, although these changes in settlement patterns are not expected to have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

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

	Year Ended December 31, 2003

	Asbestos	Environmental

Number of claims notifications with respect to non-proportional treaties and facultative contracts	7,389	6,962
Average cost per claim(1)	EUR 9,819	EUR 2,726

(1)	Not including claims that were settled at no cost, and claims of a precautionary nature not quantified in amount.

INVESTMENTS

General

SCOR’s overall investment strategy is to achieve satisfactory returns on managed assets with minimal exposure to risk. This investment strategy also reflects the structure of SCOR’s liability profile, and the duration of the assets of each subsidiary is generally established based upon the expected duration of liabilities. At December 31, 2003, the weighted average duration of the Group’s fixed maturity portfolio was approximately 6.2 years. As a general practice, the Group does not invest in derivative securities for the purpose of managing the relative duration of its assets and liabilities. See “– Changes in Historical Reserves” for a discussion of the expected duration of the Group’s reinsurance liabilities, and the tabular summary of the Group’s fixed maturities by remaining contract maturity, set forth in Note 2 to the consolidated financial statements, for information concerning the duration of the Group’s assets. Similarly, assets are generally invested in currencies corresponding to those in which the related liabilities are denominated in order to minimize exposure to currency fluctuations. In addition, to a limited extent, the Group uses currency spot and forward contracts, as well as swap and other derivative contracts, to manage its foreign currency exposure.

SCOR’s investment policy is largely centralized. Investment guidelines are established annually and regularly reviewed and updated by the Investment Committee, subject to supervision by the Company’s board of directors. Regular meetings of the Investment Committee are held to review portfolio performance and monitor market and portfolio developments.

The Group’s portfolio consists primarily of government and government-guaranteed bonds with medium term maturities. The remainder of the portfolio is divided among equity securities, real estate and liquid and short-term assets. The Company manages its investment portfolio to maximize income and generally does not manage such portfolio for the purpose of generating capital gains, but seeks to realize capital gains or losses when and as they become available as a result of its normal investing activities.

The following table summarizes net investment income of the SCOR Group’s portfolio for 2001, 2002 and 2003. See also Note 2 to the consolidated financial statements.

Consolidated Net Investment Income

	Year ended December 31,

	2001			2002			2003

			Realized			Realized			Realized
		Pre-tax	Gains		Pre-tax	Gains		Pre-tax	Gains
	Income	Yield(1)	(Losses)	Income	Yield(1)	(Losses)	Income	Yield(1)	(Losses)

	(EUR in millions)
Fixed maturity securities	379	6.7%	69	332	5.6%	72	283	4.8%	93
Equity securities	26	4.7%	(66)	6	4.0%	(217)	3	1.1%	13
Trading equity securities	(56)			53			9
Short term and other(2)	92	3.6%	7	122	2.6%	93	137	4.7%	10
Less investment expense
Swap interest	(13)			(17)			(8)
Commercial paper expense	(3)			(8)			—
Administration expense	(13)			(16)			(29)
Other (including convertible debenture interest and discount)	(65)			(91)			(74)

Total	347			381			321		116

(1)	Pre-tax yield is calculated as investment income (including dividends in the case of equities) divided by the average of the beginning and end of year investment balances. Investment balances were at fair value, except for equities for which cost was used. To the extent applicable, investment balances were converted into euro from local currencies at year-end exchange rates.

(2)	Includes swap income of EUR 13 million in 2000, and 10 million in 2001, and 10 million in 2002. Other swap-related net income is included in realized and unrealized capital gains (and losses).

Portfolios

The following table details the distribution by category of investment of SCOR Group’s insurance investment portfolio by net book value:

Consolidated Investment Position

	Net book value as of December 31,

	2001		2002		2003

	(EUR in millions)
Fixed maturities available for sale, at fair value	5,582	62%	6,107	68%	5,698	70%
Equity securities, available for sale	646	7%	573	6%	269	3%
Equity securities, held for trading	56	1%	0	0%	34	0%
Short-term investments	448	5%	198	2%	0	0%
Other long-term investments	358	4%	345	4%	295	4%
Cash and cash equivalents	1,927	21%	1,788	20%	1,824	22%

Total	9,017	100%	9,011	100%	8,120	100%

See Note 2 to the consolidated financial statements for a breakdown of amortized costs and estimated fair values of fixed maturity investments by major type of security, including fixed maturities held to maturity and available for sale as of December 31, 2001, 2002 and 2003.

The following table presents the Group’s fixed maturities by counterparty credit quality as of December 31, 2003:

	As of December 31, 2003

		% of total net
Rating	Net book value	book value

	(EUR, in millions)
Guaranteed by the French or European government or its agencies, or the European Union(1)	123	2.16%
AAA	4,214	73.96%
AA	435	7.63%
A	533	9.35%
BBB	280	4.91%
Below BBB	1	0.02%
Unrated	112	1.97%

Total	5,698	100.00%

(1)	Debt securities issued or guaranteed by the French government, by another European government or by the European Union, none of which are rated.

See Note 2 to the consolidated financial statements for a breakdown of fixed maturities included in the Group’s portfolio by remaining maturity as of December 31, 2003.

INFORMATION TECHNOLOGY

All branches and subsidiaries of the SCOR Group use the same information systems both for reinsurance and non-reinsurance functions. In reinsurance, the OMEGA system was developed in-house and was designed to allow for Group- wide relationship follow-up of clients and insureds, worldwide on-line facultative clearance, analysis of the technical profitability of contracts, and quarterly closings based on ultimate result estimates. SCOR has also developed modeling and simulation tools for evaluating impacts of natural catastrophes or for capital allocation and contract profitability. In addition, for non-reinsurance functions, software packages, among which the PeopleSoft solutions for human resources and finance, are now used throughout the Group.

Thanks to the use of one global system, SCOR can provide its services in essentially the same way worldwide. Moreover, administration processes have been simplified and optimized. The imaging system launched in Europe last year has been extended to Asia and North America in 2003, allowing our SBS division to share and work on the same documents worldwide. Paperless administration is also reinforced by our continued efforts in developing standard electronic exchanges with our business partners worldwide.

Security improvement is a permanent concern. In 2003, Internet security has been enhanced and audited, and Disaster Recovery procedures have been tested. In addition, In 2002, SCOR completed its Information System 2005 study, concerning the strategic alignment between SCOR’s information system and its businesses.

REGULATION OF THE REINSURANCE INDUSTRY

French corporations exclusively engaged in reinsurance business are subject to reporting requirements and are controlled by the French Insurance Control Commission (Commission de Contrôle des Assurances or C.C.A.) in application of the French August 8, 1994 Act (Law no. 94-879). This regime has been modified significantly by the May 15, 2001 “New Economic Regulation” Act (Law no. 2001-420), which institutes a system of prior authorization. This regime applies equally to companies already engaged in the reinsurance business at the time of entry into force. However, pending publication of the enabling decrees, this new regime has not come into effect.

Under the new regime, reinsurance companies will be required to file an application with the C.C.A., which will have authority to issue and revoke operating licenses. Within the framework of its supervisory mission, which has been enhanced by the “New Economic Regulation” Act, the C.C.A. will in particular have the power to conduct onsite inspections, to place reinsurers whose solvency is impaired under special surveillance, and to impose sanctions on reinsurers found to be in breach of the regulations applicable to them. The “New Economic Regulation” Act has broadened the range of sanctions, which now include revocation of a company’s license to engage in reinsurance operations.

There is no European regulatory framework, at present, harmonizing the supervision of reinsurance. The European Commission has been working closely with the member states of the European Union since 2001 on a draft directive aimed at instituting solvency ratios and mutual recognition of reinsurance companies in the EU member states. It is expected that this draft directive will be adopted in 2005.

In the United States, the Group’s reinsurance and insurance subsidiaries are regulated primarily by the insurance regulators in the State in which they are domiciled, but they are also subject to regulation in each State in which they are licensed or authorized. SCOR Reinsurance Company, the Group’s principal Non-Life subsidiary in the United States, is domiciled in New York State and SCOR Life U.S. Re Insurance Company, the principal Life subsidiary in the United States, is domiciled in Texas.

The other subsidiaries in the United States are domiciled in Arizona, Delaware, Texas and Vermont, and one subsidiary is also commercially domiciled in California.

B. ORGANIZATIONAL STRUCTURE

OPERATIONS

General

The Group’s reinsurance operations are conducted through the treaty Property-Casualty reinsurance, Life/ Accident & Health reinsurance, and large industrial risks operating divisions of SCOR, respectively known as Division SCOR Non-Vie, SCOR Vie and Division SCOR Business Solutions, as well as through ten European, North-American and Asian subsidiaries, each of which operates primarily in its regional market. The life, accident, disability, health, unemployment and long-term care operations of the Group are conducted mainly through SCOR Vie, which was made a subsidiary on December 1, 2003. SCOR Vie operates mainly through its branches in Italy and Germany as well as through SCOR Life U.S. Re, which also provides support in these segments of reinsurance to Group subsidiaries. SCOR, SCOR Vie and SCOR U.S. accounted for 69% of the Group’s gross written premiums in 2003. IRP reinsures (as a retrocessionaire) some of SCOR’s non-Life reinsurance business on a quota share basis. The following sets forth the Group’s primary reinsurance subsidiaries as of December 31, 2003, their respective country of incorporation, and between parentheses, the main markets served by each entity and SCOR’s ownership percentage:

SCOR – Mother company (France and worldwide)

–	SCOR VIE (France – 100%)

–	SCOR Life US Re, United States (United States – 100%)

–	SCOR US, United States (United States, mexice, the Caribbean and Central America – 100%)

–	SCOR Canada, Canada (Canada – 100%)

–	Commercial Risk Partners, Bermuda (100%)

–	SCOR Italia, Italy (Italy – 100%)

–	SCOR Asia Pacific, Singapore (North-east Asia, South-east Asia and Australasia – 100%)

–	SCOR Deutschland, Germany (Germany and Austria – 100%)

–	Irish Reinsurance Partners, Ireland (53%)

–	SCOR UK, United Kingdom (United Kingdom, Ireland and Iceland – 100%)

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

C. PROPERTY, PLANTS AND EQUIPMENT

In 2003, SCOR sold the Group’s headquarters, consisting of 30,000 square meters of offices located in the business district of Paris La Defense. The Group remains a tenant of these headquarters offices and also rents space separate from its head-office for the purpose of safeguarding its data handling capability in case of emergency. The Group also owns properties in Hanover (Germany), Milan (Italy) and Singapore, where its local subsidiaries have their head offices, and rents space for other subsidiaries. SCOR U.S.’s headquarters, located at the WTC in New York, were destroyed in the attacks of September 11, 2001 and have since been relocated to other facilities in lower Manhattan. SCOR believes that the Group’s facilities are adequate for its present needs in all material respects. SCOR also holds other investment properties in connection with its reinsurance operations.

Item 5. Operating and Financial Review and Prospects

A. OPERATING RESULTS

Overview

In recent years, SCOR, along with many other insurance and reinsurance companies suffered a series of unprecedented setbacks both with respect to their assets and their liabilities. Leaving aside the direct economic cost of at least USD 40 billion to the world’s insurers and reinsurance, the September 11, 2001 terrorist attacks deeply affected the industry in terms of capacity and the cost of insurance covers. Other disasters, such as the explosion at the AZF chemical plant in Toulouse on September 21, 2001, and the floods in central Europe in the summer of 2002, have also had a serious impact on the industry. In addition, insurers under-estimated risks taken on in the late-1990s, which is demonstrated by the low prices at which risks were underwritten at the time. As a consequence, in 2002, many insurers were required to set aside additional reserves to cover prior-year writings.

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

The unprecedented loss that hit the industry over the past three years led to pricing adjustments that were needed and expected by reinsurers. Although rates did not reach the level of 2002, the reinsurance market continued to harden in 2003. This was true for the Property-Casualty business overall, and more particularly for some Casualty lines like general liability and workers’ compensation in the U.S. which, due to persistent poor developments over recent years, were first in need of pricing reevaluations. Rates, terms and conditions of the Property Casualty lines also showed significant improvements in the European and Asian markets.

The Life and Accident and Health developments were also in line with expectations for the majority of the European markets. In France, the consolidation of the insurance industry continued in 2003, offering reinsurance opportunities to respond to new needs of new operational structures. In the United States, after two difficult years due to weakened financial markets, life insurance showed first signs of recovery following slight improvements in companies’ investment yields and balance sheets.

Exchange Rate Fluctuations

The following table sets forth the value of one euro in our subsidiaries’ main functional currencies, used in the preparation of the Group’s consolidated financial statements for balance sheet items (year-end exchange rates) and income statement items (average yearly rates).

	Value of one euro in each currency

	Year-end exchange rates			Average annual exchange rates
	as of December 31,			for the year ended December 31,

	2001	2002	2003	2001	2002	2003

U.S. Dollar	0.882	1.042	1.263	0.892	0.950	1.141
Canadian Dollar	1.413	1.638	1.623	1.386	1.487	1.587
British Pound	0.609	0.650	0.705	0.620	0.629	0.693
Singapore Dollar	1.636	1.809	2.145	1.604	1.693	1.986

SCOR books its operations in approximately 100 local currencies. All these currencies are then converted into euro. The fluctuation of the main transaction currencies of the Group in comparison to the euro has an important impact on income statement items and main balance sheet items. In particular, when a currency is not matching (i.e. there is a surplus in assets or liabilities in one currency), the variation of exchange rate from one period to another has a direct impact on the foreign exchange result.

Consolidated Results of Operations

We recorded a net loss of EUR 577 million for the year ended December 31, 2003 compared to a net loss of EUR 561 million in 2002 and a net loss of EUR 365 million in 2001. The following discussion addresses the principal components of our revenues, expenses and other components of our net losses in each of those years.

Premiums

The following table sets forth the Group’s premium revenues for the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Gross premiums written
Treaty Property-Casualty	1,922	2,176	1,690
Large Corporate accounts	558	930	569

Total Non-life	2,480	3,106	2,259
Life/ Accident & Health	1,062	1,218	983
Alternative Reinsurance	712	467	(1)
Credit, Surety & Political Risks	175	123	65

Total	4,429	4,914	3,306

Net premiums written
Treaty Property-Casualty	1,737	1,982	1,580
Large Corporate accounts	216	757	461

Total Non-life	1,953	2,739	2,041
Life/ Accident & Health	896	1,045	885
Alternative Reinsurance	710	466	(1)
Credit, Surety & Political Risks	161	108	63

Total	3,720	4,358	2,988

Net premiums earned
Treaty Property-Casualty	1,704	2,016	1,670
Large Corporate accounts	263	559	504

Total Non-life	1,967	2,575	2,174
Life/ Accident & Health	852	901	869
Alternative Reinsurance	671	524	159
Credit, Surety & Political Risks	163	153	122

Total	3,653	4,153	3,324

Gross premiums written decreased by 33% in 2003 from EUR 4,914 million in 2002 to EUR 3,306 million in 2003. In 2002, gross premiums increased by 11% from EUR 4,429 million in 2001 to EUR 4,914 million in 2002.

The one-third reduction in the volume of gross written premiums in 2003 compared to 2002 resulted from the combination of the following three constraining factors: the implementation of the “Back on Track” plan; the negative impact of the fluctuations in exchange rates; and the lowering of the Group’s financial strength ratings.

Implementation of the “Back on Track” plan: by implementing this 2002 restructuring plan effective for 2003 renewals, SCOR took several steps to optimize its business portfolios. In particular:

•	The Group determined to exit a number of unprofitable lines of business in the U.S., as well as to discontinue writing alternative risk transfer and credit derivatives business, and to focus on property and casualty treaty business, Large Corporate Accounts facultatives business and Life and Accident & Health reinsurance. Furthermore, reinsurance assumed was more oriented toward short tail business coverage. Excluding such exited business lines, our gross premium written in 2002, gross written premiums would have decreased by 18% in 2003 compared to 2002.

•	From a geographical point of view, SCOR decided to focus on two key regions, Europe and Asia Pacific and to reduce exposure to North America business. As a consequence, the share of premiums originating from Europe increased to 58% in 2003 from 45% in 2002 and 37% in 2001. The share of Asia Pacific decreased to 4% in 2003 from 7% in 2002 and 4% in 2001. On the other hand, the weight of the North America declined to 25% in 2003 compared to 39% in 2002 and 50% in 2001.

Fluctuations in exchange rates. The fluctuations in exchanges rates used to translate foreign currencies into Euro, and particularly the depreciation of the US dollar against the Euro by 17% have had an adverse impact of 7% on the development of premium income year over year. On a constant exchange rate basis, the Group’ gross written premiums decreased by 23% in 2003 compared to 2002.

Lowering of the Group’ financial strength rating. Finally, the successive downgrading of SCOR’s financial strength ratings, despite an improvement to BBB+ from Standard & Poors’ on December 2, 2003, affected SCOR’s business development during 2003.

The increase in total gross premiums written in 2002 compared to 2001 was due to a 13% increase in gross premium written in Treaty Property-Casualty, our largest segment, and to a 67% increase in gross premium written in Large Corporate Accounts. This increase was partially offset by a decrease in gross premiums written in Alternate Risk Transfer (ART) and the suspension of credit derivatives reinsurance underwriting, where the Company decided to reduce its risk exposure. The significant increase in premiums in the Treaty Property-Casualty and Large Corporate Accounts lines was mainly due to improved pricing as a result of the events of September 11, 2001 as well as an increase in the volume of premiums written, offset in part by changes in exchange rates. In 2003, the Non–Life segment (which does not include Alternative Reinsurance and Credit and Surety) represented 66% of our overall gross premiums written, compared to 63% in 2002 and 56% in 2001. Within the Non-Life segment, Treaty Property-Casualty accounted for 49% of overall gross premiums written in 2003, compared to 44% in 2002 and 43% in 2001, while Large Corporate Accounts represented 17% in 2003, compared to 19% in 2002 and 13% in 2001. Life and Accident & Health represented 32% of overall gross premiums written in 2003, compared to 25% in 2002 and 24% in 2001. Alternative Reinsurance decreased from 16% in 2001 to 10% in 2002 and 0% in 2003 following the Group’s decision to commute businesses underwritten by CRP. Credit, Surety and Political Risks’ share was reduced to 2% compared to 3% in 2002 and 4% in 2001 following the steps taken to exit the credit derivatives market.

Net premiums written decreased by 31% in 2003, from EUR 4,358 million in 2002 to EUR 2,988 million in 2003, reflecting the decrease in gross premiums written. During 2002, net premiums written increased by 17%, from EUR 3,720 million in 2001 to EUR 4,358 million in 2002, reflecting the increase in gross premiums written and a higher retention rate than in 2001.

In 2003, our overall retention level was 90%, compared to 89% in 2002 and 84% in 2001. The increase to 90% in 2003 from 89% in 2002 is due to an increase in our Life Accident & Health retention level from 86% in 2002 to 90% in 2003 and by an increase in our Non-Life retention rate from 88% in 2002 to 90% in 2003. The 5-points retention increase between 2001 and 2002 was due to the exceptional cost of retrocession in 2001 because of reinstatement premiums paid following the AZF and World Trade Center losses. This increase was mainly due to significantly increased retention levels for Large Corporate accounts (from 39% to 81%) and increased retention levels for Life Accident & Health (from 84% to 86%) offset by a decrease in the retention level for Credit, Surety & Political Risks (from 92% to 88%) and a stability for Treaty Property-Casualty (from 90% to 91%) and Alternative Risks (100% for each of 2001 and 2002).

Revenues

Our consolidated total revenues decreased by 16% to EUR 3,761 million in 2003 compared to EUR 4,482 million in 2002, reflecting a 20% decrease in net premiums earned, a 16% decrease in net investment income, offset by a significant net realized gain on investments.

In 2002, our consolidated total revenues increased by 12%, from EUR 4,010 million in 2001 to EUR 4,482 million in 2002.

Net premiums earned

Net premiums earned decreased by 20% in 2003 from EUR 4,153 million in 2002 to EUR 3,324 million in 2003. Net premiums earned represented 86% of our consolidated total revenues in 2003 compared to 93% in 2002. The overall decrease in net premiums earned resulted from decreases of 17% in Treaty Property-Casualty, 4% in Large Corporate Accounts, 10% in Life-Accident & Health, 70% in Alternative Reinsurance and 20% in Credit, Surety & Political Risks. The 20% decrease in net premiums earned was due to a 30% decrease in gross written premiums in 2003 offset in part by underwritings in Alternative Reinsurance and Non Life businesses in 2002 and prior years, for which premiums were earned in 2003.

In 2002, net premiums earned represented 93% of our consolidated total revenues. The overall increase in net premiums earned resulted from increases in the Treaty Property-Casualty, Life-Accident &Health and Large Corporate Accounts segments of 18%, 6% and 113%, respectively, while Alternative Reinsurance and Credit, Surety & Political Risks net premiums earned were down 22% and 6%, respectively.

Net Income from investments

Our net income from investments increased by 33% in 2003 from EUR 329 million in 2002 to EUR 437 million in 2003 due to a net realized gain on investments of EUR 116 million in 2003 compared to a net loss of EUR 52 million in 2002, partially offset by decreased net investment income of EUR 321 million in 2003 compared to EUR 381 million in 2002.

Realized capital gains on investment in 2003 amounted EUR 116 million and resulted from the capital gain of EUR 93 million from the sale of fixed securities, EUR 13 million from the sale of equity securities and EUR 10 million from the sale of real estate.

The realized capital gain on the sale of SCOR’s head office that took place in December 2003 for EUR 69 million is not included in the realized capital gain recorded in 2003. Under FASB 13, 66 and 98, because SCOR has a continuing involvement in the property, the sale and leaseback transaction has not been treated as a sale. Therefore the sale is not currently recognized and the asset remains on SCOR’s books. In addition, the sale proceeds are considered as financing and part of SCOR’s debt as of December 31, 2003. Under the financing method, lease payments (EUR 10.3 million per year over 9 years) will reduce the debt over the lease and property will be amortized. The transaction will be recognized as a sale at the end of the lease at the latest. Our net investment income decreased in 2003 to EUR 321 million in 2003 compared to 381 million in 2002 due to lower interest rates in 2003. The main portion of net investment income is derived from fixed-income securities, which accounted for EUR 283 million of our net investment income in 2003 compared to EUR 332 million in 2002.

Financial expenses (net of interest expenses on swaps) amounted to EUR 70 million in 2003, reflecting a 2% decrease compared to 2002. In 2003, financial expenses included EUR 34.7 million of interest on outstanding debt securities we issued, a 4% decrease over the EUR 36.3 million recorded in 2002 mainly due to a decrease in the Eurolibor and US Libor rates and a significant reduction of our short-term debt securities due to the issuance of EUR 200 million 5-year senior notes in May 2002.

In 2002, our income from investments increased to EUR 329 million compared to EUR 357 million in 2001 due to a realized loss on investments of EUR 52 million in 2002 compared to a realized gain of EUR 10 million in 2001, only partially offset by increased net investment income of EUR 381 million in 2002 compared to EUR 347 million in 2001.

Our realized loss on investments of EUR 52 million in 2002 was due to a loss of EUR 98 million resulting from the subscription to the capital increase of Swiss Life and to further capital losses in an amount of EUR 57 million on the sale of certain other equity securities in accordance with our strategy of reducing our equity exposure due to the generally weak financial markets, partially offset by capital gains of EUR 93 million realized on the sale in July 2002 of our 35.26% stake in Coface to Natexis-Banques Populaires for a price of EUR 62 per share.

The increase in our net investment income in 2002 was mainly due to trading equity securities (Swiss Life). When excluding Swiss Life securities (EUR 53 million), our net investment income decreased 18% from EUR 400 million in 2001 to EUR 328 million in 2002, reflecting the 2002 worldwide slow-down of financial markets. These changes are also reflected by the increase in our provisions for portfolio depreciation and in our financial expenses.

Financial expenses in 2002 included EUR 36.3 million of interest on outstanding debt securities we issued, a 14% increase over the EUR 31.9 million recorded in 2001. This significant increase reflects the increased amount of our short-term debt securities issued and outstanding during 2002, which carried a higher interest rate. At the end of May 2002, we issued 5-year senior notes for EUR 200 million to consolidate part of our short-term debt.

Swap interest, net of swap income, was EUR 5.3 million for 2003, EUR 6.5 million for 2002 and EUR 3 million for 2001.

Expenses

In 2003, the Group’s consolidated total expenses decreased by 20% to EUR 4,020 million, compared to EUR 5,006 million in 2002, or five percentage points more than total revenues. In 2002, the Group’s consolidated total expenses increased by 7% to EUR 5,006 million, compared to EUR 4,693 million in 2001.

Total claims decreased by 18% in 2003, notwithstanding the reserve increases noted below, while the volume of premiums decreased by 20%. In 2002, total claims increased by 8%, while the growth in the volume of premiums was 14%, reflecting a slower loss increase and improved underwriting conditions in 2002.

Property-Casualty claims decreased by 20% in 2003, resulting in a loss ratio of 99% in 2003 compared to 97% in 2002, as premium volumes also declined. Losses were impacted in 2003 and 2002 by the US treaty reserve strengthening in an amount of EUR 272 million and EUR 340 million, respectively. In 2002, Property-Casualty claims increased by 9%, with a loss ratio of 97% in 2002 compared to 102% in 2001.

Life claims decreased by 8% to EUR 421 million in 2003 compared to EUR 459 million in 2002. This decrease was 3 percentage points lower than the reduction in Life earned premiums in 2003. In 2002, Life claims increased by 2% to EUR 459 million in 2002 compared to EUR 451 million in 2001.

Policy acquisition costs and commissions decreased by 18% to EUR 742 million in 2003, compared to EUR 909 million in 2002. This decrease is in line with the decrease of 20% in earned premiums. Underwriting and administration expenses decreased by 21% in 2003 to EUR 165 million compared to EUR 208 million in 2002. In 2002, policy acquisition costs and commissions increased by 7% to EUR 909 million in 2002, compared to EUR 848 million in 2001, representing only approximately one half of the 14% increase in premiums earned, mainly due to the development of the non-proportional business and SCOR Business Solutions, which have lower commission rates. Underwriting and administration expenses decreased to EUR 208 million in 2002 compared to EUR 209 million in 2001.

Foreign exchange gain increased by 62% to EUR 99 million in 2003 compared to a gain of EUR 61 million in 2002 due to the strengthening of the Euro against the US Dollar of 16.8% between 2002 and 2003, based on average annual exchange rates. In 2002, foreign exchange movements accounted for EUR 61 million of expenses compared to EUR 8 million in 2001 due to a corresponding revaluation of the Euro against the US Dollar of 6.5% between 2001 and 2002.

No impairment of goodwill in 2003 had been made compared to an impairment of EUR 17 million made in 2002 with respect to CRP. Amortization of goodwill in 2002 was consistent with 2001.

Other operating expenses were EUR 22 million in 2003 compared to expenses of EUR 19 million in 2002 and an income of EUR 1 million in 2001. The level of other operating expenses in 2003 and 2002 was due to reclassification of the amortization of intangible assets of SCOR Life Re.

In 2003, the ratio of underwriting and administration expenses to gross premiums written was 4.8%, compared to 4.2% in 2002 and 4.7% in 2001.

Income taxes

In 2003 and 2002, income taxes paid by French corporations were subject to a statutory surcharge of 3% and to an additional statutory surcharge of 3.3%, which resulted in a total rate of income tax on French corporations of 35.43%.

In 2003, French tax law changed and thus authorizing unlimited carry forward of tax losses compared to 5 years previously.

In 2001, income taxes paid by French corporations were subject to a surcharge of 6% and to an additional surcharge of 3.3%, which resulted in a total rate of income tax on French corporations of 36.43%.

In 2003, the Group recorded a net income tax expense of EUR 293 million compared to EUR 28 million in 2002 and a benefit of EUR 273 million in 2001.

At December 31, 2003, the most significant factor affecting net income tax expense was a tax loss resulting from an additional impairment of EUR 385 million of deferred tax assets in accordance with SFAS 109 due to a net loss of SCOR U.S. and SCOR on a consolidated basis for three consecutive years. At December 31, 2002, the most significant factors affecting net income tax benefit were a tax profit relating to loss carry forwards for EUR 131 million and an impairment loss of EUR 138 million based on deferred tax assets recorded in accordance with SFAS 109 due to a net loss result of SCOR U.S. and SCOR on a consolidated basis for two consecutive years. See Note 7 (Income Tax) to the consolidated financial statements.

The 2003 net income tax expense was due to a tax loss computed at the statutory rate of EUR (299) million, including write off of deferred tax assets resulting from tax loss carry forwards. This net income tax expense was also due to certain tax-exempt expenses (EUR (9) million) and the reduction in French Corporate tax rates for 2003 (EUR 4 million). The 2002 net income tax expense resulted primarily from a tax benefit computed at the statutory rate of EUR 37 million including deferred tax benefits resulting of tax loss carry forwards, compared to EUR 219 million in 2001. This net income tax expense was also due to certain tax exempt revenues (EUR 24 million), resulting in tax loss carry forwards that are greater than GAAP losses, and from the reduction in French corporate tax rates for 2002 (EUR 40 million).

Minority interests

Minority interests expenses were EUR 26 million in 2003 compared to 13 million in 2002 and to EUR 1 million in 2001. This increase was due to the incorporation of IRP, which started to subscribe business on January 1, 2002, and the increase in SCOR’s stake in IRP to 53.35% as of December 31, 2003.

Income from investments accounted for under the equity method

Income from investments accounted for under the equity method totaled EUR 1 million in 2003 and EUR 4 million in both 2002 and in 2001.

On March 29, 2002 we sold our 35.26% stake in Coface, which is no longer included in our accounts, and the capital gain realized in this transaction was recorded in the first half of 2002. Coface’s contribution to our net income was EUR 1 million in both 2002 and 2001.

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

Underwriting Results

Non-Life

The Non Life segment is divided into two operational sub-segments: Property Casualty Treaty (including the proportional and non-proportional treaty classes of property, marine, space and transportation, and construction reinsurance) and Large Corporate Accounts or SCOR Business Solutions (including the Group’s large faculative business).

The following table sets forth premium, loss and expense data, and related ratios, for our Non-Life segment for the periods indicated:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Gross premiums written	2,481	3,106	2,259
Net premiums written	1,953	2,738	2,042
Net premiums earned	1,966	2,575	2,175
Net loss and LAE	2,117	2,259	2,042
Net commissions and expenses(1)	646	730	584
Underwriting profit (loss)	(797)	(414)	(451)
Loss ratio	108%	88%	94%
Expense ratio(1)	33%	28%	27%
Combined ratio	141%	116%	121%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.

Gross premiums written decreased by 27% in 2003 compared to 2002. This decrease reflected the implementation of the Back on Track plan announced in November 2002, that resulted in the Group’s underwriters taking significant actions in 2003 to cancel unprofitable or non-core businesses and, when necessary, adjusting pricing or improving terms and conditions in order to achieve targeted profitability.

In 2003, the premium rates and renewal terms and conditions remained, as a whole, in line with expectations and SCOR continued to focus on profitable activities, particularly on short-to-medium tail business. As a consequence, the Property Treaty premiums in 2003 increased by 7 percentage points to 44%, while Casualty Treaty business and Large Corporate Accounts decreased by 3 and 5 percentage points to respectively represent 31% and 25% of the Non-Life segment.

The retention level of the Non-Life segment increased by 2 percentage points to 90% in 2003. Net premium earned showed a 16% decrease in 2003 compared to 2002, reflecting premiums earned in 2003 from 2002, while gross and net written premiums decreased by 27% and 25%, respectively.

The combined ratio of the Non-Life segment was 121% in 2003 compared to 116% in 2002. The loss ratio remained quite unsatisfactory mainly due to a further increase in loss reserves regarding our North American casualty operations for accident years 1997 to 2001. The increase in our loss reserves, based on a comprehensive review of our claims reserves at best estimate in September 2003, amounted to EUR 233 million and contributed 11 percentage points to our Non-Life loss ratio of 94% in 2003. The amount of claims related to natural catastrophes represented a net charge of EUR 72 million in 2003 (storms in the Midwest (USA) for EUR 31 million, typhoon Maemi (South Korea) for EUR 18 million, floods in Italy for EUR 12 million and floods in the Southwestern France for EUR 11 million) compared to a net charge of EUR 94 million in 2002 (floods in Central Europe).

Gross premiums written increased by 25% in 2002 compared to 2001 due to improved pricing and underwriting conditions, and reflecting a strict underwriting approach and a focus on short-to-medium tail business lines particularly on the Large Corporate Accounts side. Property and Casualty business accounted for 70% of the

Non-Life segment in 2002 compared to 77% in 2001, while Large Corporate Accounts accounted for 30% in 2002 compared to 23% in 2001.

Net premiums earned in 2002 increased by 31% compared to 2001, reflecting the increase of premium volume in property, transportation and construction businesses, as well as higher retention levels on short tail risks, particularly on the facultative side.

The Non-Life combined ratio improved from 141% in 2001 to 116% in 2002 mostly due to a significant improvement of both loss and expense ratios.

The Non-Life loss ratio decreased by 20 percentage points from 108% in 2001 to 88% in 2002. This significant improvement was due to a better loss experience regarding property business, offset in part by the occurrence of the floods in Central Europe resulting in a net charge of EUR 94 million, and to the strengthening of EUR 154 million for the SCOR US’ reserves to adjust our liabilities regarding accident years between 1997 and 2001. We also added EUR 15 million to our environmental reserves in order to reflect adverse developments in U.S. case law. The loss ratio of the Large Corporate Accounts improved from 161% in 2001 to 83% in 2002. In 2001, the claims in connection with the World Trade Center tragedy and the explosion at the AZF plant particularly affected our large corporate risks business, while in 2002, both major industrial and natural catastrophe losses were comparatively low.

Non-Life commissions and expenses ratio decreased from 33% in 2001 to 28% in 2002, reflecting the continuing positive effects of the hardening of the reinsurance market.

Life/Accident & Health

The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Life/Accident & Health segment for the years indicated:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Gross premiums written	1,062	1,218	983
Net premiums written	896	1,045	885
Net premiums earned	852	901	869
Net loss and LAE	687	663	653
Net commissions and expenses(1)	266	312	315
Underwriting profit (loss)	(101)	(74)	(100)
Loss ratio	81%	73%	75%
Expense ratio(1)	31%	35%	36%
Combined ratio	112%	108%	112%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.

The Life and Accident & Health gross written premiums decreased by 19% in 2003 compared to 2002. This reduction, which impacted the Accident & Heath segment resulted from a significant withdrawal from the French medical welfare business initiated by the Group in the last quarter of 2002.

In 2003, net premiums written decreased by 16% compared to 2002. As a result, the retention level for 2003 decreased to 80% from 86% in 2002. This 6 percentage points decrease in the overall retention level of the Life and Accident & Health segment was principally due to the withdrawal from the French medical welfare business on which we had a strong retention level in 2002. The 4% decrease in net earned premium in 2003 compared to 2002 was less pronounced than the decrease in net written premiums in the same period, due to the writing of a contract in the last quarter of 2002 that generated strong retained earned premiums in 2003.

In the Life and Accident & Health activity, results are more reliable at the operating result level, since the technical performance may vary from one year to another according to the termination or renewal of certain important contracts under different terms and conditions. This was particularly true for SCOR in 2003, a year where the global Life and Accident & Health’ activity showed a weaker technical result but a higher investment related income.

Gross premiums written in 2002 were EUR 1,218 million, a 15% increase from 2001. Much of the increase in premiums derived from the new product Long Term Care developed in France and the continuing development of Provident products.

Net premiums written increased by 17% in 2002 from 2001, reflecting the proportionate increase in gross premiums written. The retention rate level in 2002 was 86% compared to 84% in 2001. In 2002, as in 2001, the retention rate level increase was due to the underwriting of new large contracts with a high retention rate.

Net premiums earned increased by 6% in 2002 from 2001. This lower increase registered in net earned premiums compared to net written premiums mainly reflected the development of Long Term Care and Provident products where unearned premium reserves increased significantly between 2001 and 2002.

The net loss ratio in 2002 was 73% compared to 81% in 2001. This decrease was partly due to the cessation in underwriting of U.S. Health business and the significant reduction of Health underwriting outside the United States, and to the exceptional losses in 2001 due to the World Trade Center tragedy.

In 2002, commissions and expenses increased 17% from 2001 in line with the increase in net premiums written.

Alternative Reinsurance

The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Alternative Reinsurance segment, conducted through CRP, for the years indicated:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Gross premiums written	712	467	(1)
Net premiums written	710	466	(1)
Net premiums earned	671	524	159
Net loss and LAE	655	714	339
Net commissions and expenses(1)	92	61	(4)
Underwriting profit (loss)	(76)	(251)	(176)
Loss ratio	98%	136%	213%
Expense ratio(1)	14%	12%	(2)%
Combined ratio	111%	148%	211%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.

Commercial Risk Partners, the ART Bermuda-based subsidiary of SCOR ceased writing business in January 2003. During the same quarter, SCOR began Commercial Risk Partners’ sales negotiations and started commutation negotiations with its largest ceding companies. By year-end, the sale of CRP was no longer pursued, but SCOR had succeeded in commuting approximately 60% of its alternative risk transfer portfolio.

Due to the termination of activity, there were no gross premiums written in 2003. Net premiums earned from the run-off operations was EUR 159 million in 2003, compared to EUR 524 million in 2002, reflecting the run-off status of CRP.

Losses and LAE in 2003 was EUR 339 million, which primarily reflected the ongoing deterioration of our worker’s compensation contracts underwritten in accident years 1999 and 2000. This incurred loss amount included, as from September 2003, reserves strengthening of EUR 49 million.

Gross premiums written in 2002 decreased by 34% to EUR 467 million compared to EUR 712 million in 2001, reflecting our strategy to stop underwriting of this class of business in January 2003 after reducing it since the first half of 2002.

The loss ratio increased to 136% in 2002 compared to 98% in 2001. In November 2002, we announced an increase in reserves for CRP of EUR 141 million, chiefly in respect of finite prospective worker’s compensation business written in 1999 and 2000. An additional allowance of USD 54 million had previously been established at September 30, 2002 for underwriting years prior to 2002.

Net commissions and expenses decreased by 34% to EUR 61 million in 2002 compared to EUR 92 million in 2001 reflecting the decrease in premiums written of 34% and the impact of the reduction in business on the CRP organization which reduced management expenses by 26%.

Credit, Surety & Political Risks

The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Credit, Surety & Political Risks segment for the years indicated:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Gross premiums written	175	123	65
Net premiums written	161	108	63
Net premiums earned	163	153	122
Net loss and LAE	115	278	157
Net commissions and expenses(1)	52	39	33
Underwriting profit (loss)	(4)	(164)	(68)
Loss ratio	71%	182%	129%
Expense ratio(1)	32%	25%	27%
Combined ratio	103%	208%	156%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.

Our credit and surety business consists primarily of our surety business outside of the United States, which consists of insuring commitments of financial institutions against the risk of default of their borrowers. The Group stopped the underwriting of credit derivatives business in November 2001.

In both 2003 and 2002, the Group significantly reduced its Credit and Surety gross premium income. Gross written premiums were reduced by 47% in 2003 and by 30% in 2002. These reductions mainly reflected share reductions in existing portfolios as well as the continuing impact of the reduction of the Group’ surety book in the United States.

At the earned premium level, there was a less pronounced decrease of 20% in 2003 compared to 2002 due to the continuing spread out of the credit derivatives premiums.

On December 1, 2003, SCOR removed its credit derivative exposures by entering into an agreement with Goldman Sachs to hedge the Group entirely against all credit events that occur on or subsequent to that date, representing a maximum loss amount of USD 2.5 billion. The overall cost for SCOR, including a related commutation transaction that took place at the beginning of the fourth quarter of 2003, amounted to EUR 45 million.

Credit, surety and political risks written premiums decreased by 30% to EUR 123 million in 2002 compared to EUR 175 million in 2001, as a result of a reduction in our U.S. surety book, the economic slowdown in the United States, and the decision to stop underwriting in credit derivatives in November 2001. Although loss experience was much higher than the earlier years, in the wake of a number of bankruptcies, in particular Swissair and Enron, our credit portfolio suffered relatively little from the business failures recorded, and thus posted positive results. In November 2002, EUR 30 million was added to the reserves to cover reinsurance for credit derivatives.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources (see also section “C. Off Balance-Sheet Transactions”)

The following table sets forth the Group’s summarized cash flows statements:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Net cash flows provided by (used in) operating activities	9	269	(101)

Net cash flows provided by (used in) investing activities	846	(523)	273

Net cash flows provided by (used in) financing activities	742	307	(38)

Effect of exchange rate changes on cash	(7)	(57)	21
Cash and cash equivalents at beginning of year	247	1,927	1,788
Effect of changes in exchange rates on cash beginning	6	(135)	(195)
Changes in consolidation scope	84	–	–

Cash and cash equivalents at end of year	1,927	1,788	1,824

In the insurance and reinsurance industries, liquidity generally relates to the ability of a company or a group to generate adequate amounts of cash from its normal operations, including from its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance or reinsurance contracts. Future catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements for the Group.

The principal sources of funds for the Group’s reinsurance operations are premiums, net investment income and realized capital gains, while the major uses of these funds are to pay claims and related expenses, and other operating costs. The Group generates substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of the Group’s operations.

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

The Group’s balance of cash and cash equivalents was EUR 1,824 million at December 31,2003 compared to EUR 1,788 million at December 31, 2002 and EUR 1,927 million at December 31, 2001.

Net cash used by operations was EUR 101 million in 2003 compared to a net cash provided of EUR 269 million in 2002, and EUR 9 million in 2001.

In 2003, the non-life technical provisions decrease for claims (EUR (199) million) and unearned premiums (EUR (375) million) was a result of the decrease in our activities in accordance with the “Back on Track” plan which we started during the fourth quarter of 2002. In 2003, we increased our reserves related to certain reinsurance contracts in the United States prior to 2002 by EUR 272 million and commuted business underwritten by our Bermudan subsidiary CRP. Excluding EUR 799 million of cash used in connection with CRP’s activities, primarily commutation transactions, our operating cash flow would have been net cash provided of EUR 698 million, or an increase of EUR 429 million compared to 2002.

In 2002, the technical provisions increase for claims (EUR 467 million) and unearned premiums (EUR 192 million) was a result of developments in our activities. In particular, the higher increase in losses and LAE reserves than in unearned premium reserves was due to the high loss ratios in Alternative Reinsurance and in Credit, Surety and Political Risks. We readjusted our reserves related to certain reinsurance contracts in the United States prior to 2001. Likewise, we readjusted our reserves, due particularly to an increase in claims related to certain credit derivatives reinsurance contracts largely caused by the worsening of the condition of certain debtors, to certain events related to the Program Business of SCOR U.S. and to the high claims rate of certain contracts covering workers compensation in the United States underwritten by our Bermudan subsidiary CRP.

Changes in assets and liabilities created net cash provided of EUR 140 million in 2003 compared to net cash used of EUR 116 million in 2002. This cash provided in 2003 was mainly due to the combined effect of the 30% reduction in premiums and a decrease of the claims payments.

In 2002, changes in assets and liabilities created net cash used of EUR 116 million. This was due to a strong increase (EUR 525 million) in deposits with ceding companies (mainly due to Life deposits and a stronger need of guarantees from the cedent due to the downgrade of our ratings) and in receivable on sundry debtors and creditors, compensated by a decrease in accrued reinsurance balance payable (EUR 409 million) due to a decrease of our estimates taking into consideration the ceding accounts receipt.

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

Net cash provided by investing activities was EUR 273 million in 2003 compared to cash used of EUR 523 million in 2002. For 2003, our investing activities consisted of a net sale of fixed maturities for EUR 33 million, short-term investments for EUR 169 million and a sale of real estate for EUR 46 million.

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

Net cash used by the Group’s financing activities was EUR 38 million in 2003, compared to net cash provided of EUR 307 million in 2002. This was due primarily to a net proceed of long-term borrowings of EUR 194 million and our acquisition of minority interests in our company IRP for EUR 40 million.

Cash provided by the Group’s financing activities was EUR 307 million in 2002, compared to EUR 742 million in 2001. The 2002 cash provided is mainly explained by the issuance of new shares due to the December 2002 company capital increase, which resulted in an increase of our resources of EUR 363 million.

As part of its ongoing short and medium term debt management strategy, SCOR finalized the placement of a 5-year, 5.25% senior notes issue in May 2002. The Group sold EUR 200 million of notes, due on June 21, 2007, at a yield to maturity of 5.395%, i.e. with a spread of 45 basis points over Mid-swap. This offering lengthened the average duration of SCOR’s outstanding debt. The issue was used entirely to consolidate part of SCOR’s existing commercial paper program and did not alter the Group’s overall debt ratio.

In 2001, proceeds from borrowings of EUR 774 millions, net of repayments of EUR 491 million, represented principally the issuance in 2001 of commercial paper for future payments of World Trade Center related claims. Additionally, an amount of EUR 174 million was invested by minority shareholders of IRP.

On April 17, 2002, SCOR issued USD 112 million index-linked securitization of liabilities designed to lower its risk profile in Credit Reinsurance. This securitization is fully backed by Aaa-rated assets. This coverage is linked to Moody’s A and Baa ratings indices, which comprise weighted credit risk populations rated between A1 and Baa3. The indices were picked for their match with the credit exposures SCOR is seeking to protect in terms of quality, geographic diversity and range of sectors.

At December 31, 2003, the Group had approximately EUR 50 million available in unused short and long-term credit lines, compared to EUR 100 million for 2002 and EUR 640 million for 2001. For additional information, see below under “– Off Balance Sheet Transaction”. EUR 381 million of this amount consisted of confirmed back-up credit lines related to the commercial paper program provided by several French and German banks at a commitment fee not higher than 1/16th of 1% and a drawing cost not higher than 3/16th of 1% over EURIBOR, subject to certain limited exceptions. At the same dates, EUR 250 million was represented by back-up credit facilities with several banks at commitment fees ranging from 1/10th to 5/32nd of 1% and at drawing costs of 3/16th of 1% over EURIBOR.

Taking into consideration the company’s equity and guaranties given to the financial institutions, SCOR believes that its working capital is sufficient for its present requirements.

The extraordinary shareholders’ meeting held on December 1, 2003 authorized the Board of Directors to increase the share capital. Pursuant to this authorization, 682,724,225 shares were issued at a subscription price of EUR 1.10. Since this operation was completed on January 7, 2004, the 2003 cash flow from financing activities does not reflect this capital increase.

C. OFF-BALANCE SHEET TRANSACTIONS

We enter into off-balance-sheet arrangements in the ordinary course of business both on our own behalf and on behalf of our customers. Off-balance-sheet arrangements we enter into for our own behalf generally consist of OTC and other derivative instruments, and are described in Note 13 to the Consolidated Financial Statements.

Off-balance-sheet arrangements we enter into for our clients consist of letter of credit (LOC) transactions where we provide LOC coverage for all or part of our reinsurance obligations to ceding companies, or where similar coverage is provided to us by our retrocessionaires. These transactions are entered into in the ordinary course to comply with ceding companies’ credit or regulatory requirements. We also pledge some securities as collateral in order to guarantee the payment of cedents’ reserves. The following table sets forth our off-balance-sheet engagements at December 31, 2001, 2002 and 2003:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Commitments received
Unused credit lines	640	100	50
Endorsements and sureties	2	1	68
Finance leases	–	59	60
Letters of Credit	78	1,262	1,285
Other commitments	–	1	–

Total	720	1,423	1,463

Commitments given
Endorsements and sureties	2	1	90
Finance leases	5	120	102
Letters of Credit	1,459	1,085	594
Repos and equivalents	–	–	–
Collateralized securities	795	2,584	3,226
Other commitments	27	23	139

Total	2,288	3,813	4,151

We are not aware of factors relating to the foregoing off-balance-sheet arrangements that are reasonably likely to adversely affect liquidity trends or the availability of or requirements for capital resources. As of December 31, 2003, there were no material additional financial commitments required from Group companies in respect of such arrangements.

At the end of December 2003, SCOR Group had access to bank facilities, which included a credit line of EUR 50 million and letters of credit of EUR 1,285 million.

In December 2003, SCOR entered into amended bank facilities as follows:

EUR 50 million short term credit line

On November 5, 2003, the Board of Directors of SCOR authorized the extension and amendment of a contract signed on December 11, 2002 concerning the opening of a EUR 100 million short-term credit line between SCOR and a syndicate of banks. Pursuant to a December 8, 2003 amendment, the global commitment under the short-term credit line was reduced to EUR 50 million and one bank left the syndicate. The credit line was terminated by SCOR on February 24, 2004.

SCOR Credit Line

On November 5, 2003, the Board of Directors of SCOR authorized the signature of an amendment extending and modifying the terms of the credit agreement between SCOR and a banking syndicate entered into on December 26, 2002, relating to the issuance of letters of credit in an aggregate amount of up to USD 900 million. This amendment was signed on November 13, 2003 with the same banking syndicate as in the December 26, 2002 agreement, excluding one bank, for an amended aggregate amount of up to USD 842 million. This maximum amount was subsequently reduced to USD 822 million in December 2003, and was further reduced to USD 732 million (EUR 581 million) in April 2004.

In addition to covenants, events of default, and other provisions, the credit facility is guaranteed by collateral given to the banking syndicate in the form of French Government OAT Bonds for an aggregate amount equal to 105% of the amounts drawn and outstanding.

In addition, SCOR VIE has granted an indemnity bond (caution personnelle, solidaire et indivisible) to guarantee all sums due in respect of the letters of credit issued in respect of Life business. This guarantee is entirely released.

SCOR VIE Credit Line

On November 14, 2003, in the context of the contribution of the Life business of SCOR to SCOR VIE, SCOR VIE entered into a EUR 110 million-credit facility agreement with a banking syndicate, utilizable by the issuance of letters of credit.

As in the case of the SCOR credit facility, this credit facility is guaranteed by collateral given to the banking syndicate in the form of French Government OAT Bonds for an aggregate amount equal to 105% of the amounts drawn and outstanding.

In addition, SCOR has granted an indemnity bond (caution personnelle, solidaire et indivisible) to guarantee all sums due in respect of the SCOR VIE credit agreement.

D. CONTRACTUAL OBLIGATIONS

The following table sets forth the schedule of repayments of SCOR’s long-term debt as of December 31, 2003:

Year	Payment

(EUR, in millions)
2004	14
2005	257
2006	–
2007	224
2008	–
Thereafter	240

Total long-term debt	735 (1)

(1)	Excluding EUR 150 million related to the sale of the SCOR building.

Payment due by period

		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

Long term debt	735	14	257	224	240
Capital lease	–	–	–	–	–
Operating lease	–	–	–	–	–
Purchase	–	–	–	–	–
Other long term liabilities	–	–	–	–	–

Total	735	24	247	224	240

For more information, see Note 6 to the financial statements. See “Item 3.D. Key Information – Risk Factors – SCOR faces a number of significant liquidity requirements in the short to medium-term.”

E. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES

See “Item 4.B Business overview Information technology.”

F. TREND INFORMATION

See “Item 4.B Business overview” and “Item 5.A Operating results.”

G. CRITICAL ACCOUNTING POLICIES

SCOR’s consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to the recognition of premium income, the establishment of technical insurance reserves, the recording of deferred acquisition costs, goodwill, deferred taxes and the determination of the fair value of financial assets. In each case, the determination of these items is fundamental to our financial condition and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these matters necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, as the use of different assumptions or data could produce materially different results.

Technical Reserves.

Our insurance provisions, or technical reserves, represent estimates of future payouts that we will make in respect of our Property-Casualty and Life reinsurance claims, including expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts known to us at the time provisions are established, and are periodically adjusted to recognize the estimated ultimate cost of a claim. As a reinsurance company, our reserve estimates are largely based on information received from our ceding companies, which are in turn dependent on information received from their underlying insured, with the result that a significant amount of time can lapse between the assumption of risk on our part, and the ultimate payment of a claim on a covered loss event. In addition, we establish “IBNR” reserves in our Property-Casualty business to recognize the estimated cost of losses that have occurred but about which we do not yet have notice. The establishment of our technical reserves is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs. Reserves are calculated on the basis of their ultimate cost undiscounted, except for workmen’s compensation which is discounted. In our Life reinsurance business, the technical reserves for life benefits that we establish are based on information received from our ceding companies, together with actuarial estimates concerning mortality and morbidity trends. We have assessed that, as far as the evaluation of our technical reserves was concerned, the World Trade Center tragedy was considered as one event only. See also “Item 3.D. Key Information – Risk Factors – We may be subject to losses due to our exposure to risks related to terrorist acts.”, “Item 8 – Financial Information – Legal Proceedings” and Note 1.14 to the consolidated financial statements.

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

Because the EGPs are only estimates of the profits we expect to recognize from these policies, the EGPs are adjusted at each balance sheet date to take into consideration the actual gross profits to date and any changes in the remaining expected future gross profits. When EGPs are adjusted, we also adjust the amortization of the DAC amount, if applicable, either to maintain a constant amortization percentage over the entire life of the policies (FAS 97 products), or to take into account the absence of future profits (FAS 60). For 2003, we have not materially changed the weighted average expected life of the policies. The present value of the future profits acquired in the context of the purchase of SCOR Life Re US is determined in a similar manner. See Note 1.8 to the consolidated financial statements.

In our Property-Casualty business, deferred acquisition costs represent the portion of commissions pertaining to contracts in force at year-end over the period for which premiums are not yet earned, and are written down over the residual duration of the contracts in question.

Fair Values.

Fair value determinations for financial assets are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable, fair value is based on either internal valuation models or management’s estimate of amounts that could be realized under normal market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including OTC derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair value.

Deferred Tax.

The deferred tax assets and liabilities on the consolidated balance sheets reflect timing differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. See Note 7 (Income Tax) to the consolidated financial statements for significant components of the Group’s deferred tax assets and liabilities.

SFAS 109 requires the establishment of a valuation allowance for deferred income tax benefits if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2003, for the third year, the Group has shown high losses arising mainly from SCOR and SCOR US companies. Therefore, according to SFAS 109, this situation does not allow the Group to maintain the deferred tax benefits (mainly due to deficits carried forward) previously reflected in its balance sheet. Accordingly, on December 31, 2003, the Group had booked an additional impairment on SCOR and SCOR US deferred taxes of EUR 385 million, after an impairment of EUR 138 million in 2002.

Goodwill.

The excess of purchase price over the fair value of the net assets acquired of a company restated to fair value at the date of purchase, is recorded as goodwill. Under FASB 142 (“Goodwill and other intangible assets”), goodwill is not amortized but is subject to an assessment for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. If the goodwill is higher than its fair value, an impairment is recorded in the statement of income. During 2002, Commercial Risk Partners’ goodwill, which is included in the Alternative Risk Transfer segment, was determined to be fully impaired.

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

Board of Directors

Under French law, the board of directors prepares and presents the year-end accounts of the Company to the shareholders and convenes shareholders’ meetings. In addition, the board of directors reviews and monitors SCOR’s economic, financial and technical strategies. French law provides that the board of directors be composed of no fewer than three and no more than eighteen members. The actual number of directors must be within such limits and may be provided for in the statuts, or articles of association, or determined by the shareholders at the annual general meeting of shareholders. The board of directors cannot increase the number of members of the board.

At December 31, 2002, the Company’s Board of Directors consisted of fifteen members, including two employee directors. At its meeting on March 31, 2003, SCOR’s board of directors decided to submit to the general shareholders’ meeting proposals regarding changes in the membership of the board, as recommended in January by Allan Chapin, a non-executive director. The Company’s shareholders’ meeting held on May 15, 2003, approved the proposals and adopted resolutions reducing the Company’s employee-elected directors from two to one, nominating two non-voting directors, and electing new directors. Under the Company’s statuts, each director must own at least one share in the Company throughout his entire term of office. Under French law a director, other than an employee director, may be an individual or a corporation, but the Chairman must be an individual. Currently, each of the Company’s directors is an individual. The employee director is currently elected for a three-year term by the Company’s and its French subsidiaries’ employees and each voting director is elected for a six-year term. Directors may not hold office after the age of 72 under the Company’s statuts. A director reaching the age of 72 while in office has to retire at the expiry of the term of office, as determined at the general meeting of shareholders. Non-employee directors are elected by the shareholders and serve until the expiration of their respective term, or until their resignation, death or removal, with or without cause, by the shareholders. Vacancies, which exist in the Board of Directors, may, under certain conditions, be filled by the Board of Directors, pending the next shareholders’ meeting.

Directors are required to comply with applicable law and SCOR’s statuts. Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of the Company’s statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.

The following table sets forth the Directors of the Company, currently and as at December 31, 2003 (unless otherwise indicated) as appointed by the combined Shareholders’ meeting of May 15, 2003, their positions with SCOR and their principal business activities performed outside SCOR, the dates of their initial appointment as directors and the original expiration dates of their term in office.

				Proposed
		Current position at SCOR	Initially	term
Name	Age	and business activities outside SCOR	appointed	to expire

Denis Kessler(1)	51	Chairman and Chief Executive Officer; Director of BNP Paribas S.A. (France)	11/4/02	2007
Carlo Acutis(5)	64	Director; Vice-Chairman, La Vittoria Assicurazioni (Italy)	5/15/03	2009
Michèle Aronvald	44	Employee – elected Director	8/30/01	2006
Jean Baligand(2)	54	Chairman of the board of Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) (France)	9/4/01	2009
Antonio Borges(3)(5)	54	Director; Vice-Chairman, Goldman Sachs International, Investment Banker Dean of INSEAD	5/15/03	2007
Allan Chapin, Esq. (2)(4)	62	Director; Partner, Compass Advisers LLP (New York, U.S.A.)	5/12/97	2005
Daniel Havis(5)	48	Director; Chairman and Chief Executive Officer, MATMUT (Mutuelle Assurance de Travailleurs Mutualistes) (France)	11/18/96	2005
Yvon Lamontagne(5)	64	Director; Non-executive director of several companies, including Hydro Quebec, etc., former Chairman, Boreal Assurance	5/15/03	2007
Daniel Lebègue(2)(3)(5)	61	Director; Former Chief Executive, Caisse des Dépôts et Consignations	5/15/03	2009
André Lévy-Lang(2)(3)(4)	66	Director; Teacher at the Paris University of Dauphine, former Chairman of the Management Board, Paribas	5/15/03	2009
Herbert Schimetschek(5)	66	Director; Chairman of the Management Board and Chief Executive Officer Austria Versicherungsverein auf Gegenseitigkeit (holding) (Austria)	5/15/03	2007
Jean-Claude Seys(2)	65	Director; Chief Operating Officer, COVEA (France)	5/15/03	2009
Jean Simonnet(5)	67	Director; Chairman, La MACIF and subsidiaries of La MACIF (France)	3/2/99	2005
Claude Tendil(2)(5)	58	Director; Chairman and Chief Executive Officer, Generali (France) and Chairman, Group Europ Assistance	5/15/03	2007
Daniel Valot(2)	59	Director; Chairman and Chief Executive Officer, Technip-(France)	5/15/03	2007

(1)	Chairman of the Strategic Committee

(2)	Member of the Strategic Committee

(3)	Member of the Accounting and Audit Committee

(4)	Member of the Compensation and Nominations Committee

(5)	Member of the Risks Committee

In addition, two non-voting directors were elected for a two-year term:

–	Georges Chodron de Courcel, 54, President and Chief Operating Officer, BNP-Paribas, who was also appointed as member of the Compensation and Nominations Committee and the Risks Committee.

–	Helman Le Pas de Secheval, 38, Group Chief Financial Officer, Groupama, who was also appointed as member of the Accounting and Audit Committee and the Risks Committee.

As recommended in the evaluation carried out in January 2003, the new board of directors comprises:

–	a majority of non-executive directors. The newly elected board considers eleven of its fifteen members to be independent, namely Messrs. Acutis, Borges, Chapin, Havis, Lamontagne, Lebègue, Lévy-Lang, Schimetschek, Simonnet, Tendil and Valot. This evaluation was based on the criteria laid down in the 2002 Bouton Report in France and the recommendations of the NYSE in the United States;

–	a greater diversity of expertise. In addition to experts drawn from the insurance and reinsurance sector, the newly-elected board of directors has more members representing the world of finance and industry;

–	a more international perspective, with directors from Italy, Portugal, Austria, Canada and the United States, and directors with extensive international experience.

The following sets forth the business experience of SCOR’s newly elected board of directors:

Denis Kessler

After seven years in the insurance field, as Chairman of the Fédération Française des Sociétés d’Assurance (FFSA), then Managing Director and member of the Executive Committee of AXA, Denis Kessler worked for the MEDEF (French Business Confederation), where he was First Vice-Chairman from 1998 to 2002 while continuing to serve as Chairman of the FFSA. He then joined SCOR as Chairman and Chief Executive Officer of the Group on November 4, 2002.

Carlo Acutis

The principal position of Carlo Acutis is as Vice Chairman of Vittoria Assicurazioni S.p.A. Most of his other responsibilities as Chairman or Member of the Board are based in Italy, where he lives. Moreover, he is active in the international insurance market, notably as member of the Comité Européen des Assurances and member of the Board of the Geneva Association.

Michèle Aronvald

Michèle Aronvald has been employed with SCOR for twenty-five years in the Finance Department. Mrs. Aronvald has served as an employee-elected director on SCOR’s Board of Directors since 2001.

Jean Baligand

Jean Baligand’s main position over the last five years was Chairman of the Board of directors of la Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA). Among other responsibilities, Mr. Baligand also serves as Chairman/Member of the Supervisory Board of some Groupama branches and Director of the Caisse Centrale de Réassurance (CCR).

Antonio Borges

Antonio Borges is currently Vice Chairman of Goldman Sachs International in London. Among other positions, he is member of the Supervisory Board of CNP Assurances and member of the Fiscal Committee of two banks in Portugal.

Allan Chapin, Esq.

After being a partner at Sullivan & Cromwell and Lazard Frères, New York, for a number of years, Allan Chapin has been a partner at Compass Partners International LLP, New York since June 2002. He is also a Director of Interbrew of the Pinault Printemps Redoute Group and of SCOR Reinsurance Company and certain of its subsidiaries.

Daniel Havis

The principal position of Daniel Havis is as Chairman and Chief Executive Officer of the Mutuelle Assurance de Travailleurs Mutualistes (MATMUT). Among other appointments, Mr. Havis is also Chairman of SMAC (Mutuelle Accidents Corporels) and certain OFIVALMO branches, and holds non-executive positions in finance or insurance companies.

Yvon Lamontagne

Yvon Lamontagne served as President and Chief Executive Officer of Boreal Assurances (now AXA) before he retired in 1995. Mr. Lamontagne lives in Montréal and holds various non-executive positions and is director of local companies, notably in Canadian branches of insurance/reinsurance companies (such as SCOR and AXA). He also serves as Director of Hydro-Québec and Gaz Métro.

Daniel Lebègue

From 1988 to 2002, Daniel Lebègue was Chief Operating Officer of la Caisse des Dépôts et Consignations, Chairman of the Supervisory Board of CDC IXIS and Chairman of Eulia. He currently is Director of various industrial companies. He has also been named Chairman of the French Institute of Directors (IFA) in France.

André Lévy-Lang

André Lévy-Lang was Chairman of the Management Board of Paribas from 1990 to 1999 and is now Director of various companies, notably Assurances Générales de France (AGF) and Schlumberger. He currently teaches at the Paris University of Dauphine.

Herbert Schimetschek

From 1997 to 2000, Herbert Schimetschek was President of the Conseil Européen des Assureurs; until June 2000 he was Vice President Chairman of the Austrian Insurance Association, before also multiple President of the Association. He retired as Chairman of the Management Board and Chief Executive Officer of UNIQA Versicherungen AG (the holding company of UNIQA Group Austria) in the end of 2001. He currently has numerous non-executive positions in insurance or bank companies in Austria, where he lives, and also abroad. He is President of the Federal Reserve Bank of Austria “Österreichische Nationalbank”. He still is (since 1970) Chairman of the Management Board and CEO of the now non-operational Mutual “Austria Versicherungsverein auf gegenseitigkeit”, a major shareholder of UNIQA Versicherungen AG.

Jean-Claude Seys

Jean-Claude Seys has worked mainly in the insurance field. He was appointed Chairman and Chief Executive Officer of MAAF in 1992, Chief Executive Officer of the Mutuelles du Mans (MMA) in 1998 and Chief Executive Officer of COVEA since June 2003. Mr. Seys currently holds numerous non-executive positions in France and abroad, notably in companies like MMA, MAAF or OFIVALMO.

Jean Simonnet

Joined MACIF in 1963, becoming Chief Administrative Officer in 1982. Named Chief Executive Officer in 1987, Jean Simonnet was elected Chairman of MACIF in 1997.

Claude Tendil

Claude Tendil started his career at UAP in 1972 and worked since 1989 for AXA, where he became Vice Chairman of the Management Board in 2001. He currently is Chairman and CEO of Groupe Generali in France (since April 2002) and Chairman of Groupe Europ Assistance since April 2003. Claude Tendil also holds numerous non-executive positions as a director of French insurance companies.

Daniel Valot

From 1995 to 1999, Daniel Valot was Chief Operating Officer of Total Exploration Production, then worked for Technip, where he was appointed Chairman and Chief Executive Officer in September 1999. His other positions as Director are mainly held in the industry field, in France and abroad.

Georges Chodron de Courcel

Georges Chodron de Courcel is Chief Operating Officer of BNP Paribas in Paris and holds non-executive positions for the BNP Group in some of their foreign subsidiaries. Moreover, he has been appointed Director of significant groups such as Bouygues S.A, Alstom, Lagardére, Nexans S.A. and Sagem.

Helman Le Pas de Sécheval

From 1998 to 2001, Helman le Pas de Sécheval directed the corporate finance department of the COB (Commission des opérations de bourse, now Autorité des Marchés Financiers or AMF), before being joining Groupama as Group Chief Financial Officer in November 2001. He holds various non-executive positions as a representative of Groupama in France and abroad.

The first meeting of the newly elected board of directors was held on May 15, 2003.

In connection with the Crédit Lyonnais/ Executive Life matter, Jean-Claude Seys was sentenced in January 2004 in U.S. federal court to five years of probation, during which time he will be barred from entering the United States, and was ordered to pay a USD 250,000 criminal fine. Insurance regulatory authorities in the United States have been informed of the foregoing.

Executive Officers

Under French law and the Company’s statuts and pursuant to a decision of the board of directors, the Chairman and Chief Executive Officer has full executive authority to manage the affairs of SCOR. The Chairman and Chief Executive Officer has authority to act on behalf of SCOR and to represent SCOR in dealings with third parties, subject only to those powers expressly reserved by law to the board of directors or the shareholders. The Chairman and Chief Executive Officer determines, and is responsible for the implementation of the goals, strategies and budgets of SCOR, which are reviewed and monitored by the Board of Directors. The board of directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer, as well as to appoint separate persons to hold the positions of Chairman and Chief Executive Officer. Upon a proposal made by the Chairman and Chief Executive Officer, the Board of Directors may also appoint a Chief Operating Officer to assist the Chairman and Chief Executive Officer in managing the Company’s affairs.

The following table sets forth the Company’s executive officers at December 31, 2003, their positions with SCOR and the first dates as of which they served as executive officers of SCOR.

			Executive Officer
Name	Age	Current Position	Since

Denis Kessler	51	Chairman and Chief Executive Officer	2002
Patrick Thourot	54	Chief Operating Officer	2003
Pierre-Denis Champvillard(1)	56	Group Deputy Chief Operating Officer	1994
François Terren(2)	50	Chief Financial Officer	2003
Jean-Luc Besson	57	Chief Reserving Actuary	2003
Jérôme Faure(3)	45	Managing Director, Non-Life Treaties	2002
Romain Durand	45	Managing Director, Life Division	1997
Renaud de Pressigny(4)	44	Managing Director, Business Solutions Division	2003

(1)	Pierre-Denis Champvillard retired on July 1st, 2003 and was replaced by Jérôme Faure.

(2)	François Terren left the company on April 14, 2004. He was replaced by Marcel Kahn.

(3)	Jérôme Faure ceased to be a member of the Executive Committee on November 19, 2003 and left SCOR Group on December 31, 2003. Henry Klécan replaced Jérôme Faure as President and Chief Executive of SCOR US and remains President and Chief Executive of SCOR Canada.

(4)	Renaud de Pressigny left the company on May 1, 2004. He was replaced by Victor Peignet who was previously Deputy Managing Director of SCOR Business Solutions.

Arnaud Chneiweiss serves as Secretary to the Executive Committee and the Board of Directors.

Business experience of SCOR’s executive officers:

Denis Kessler

See above under “Board of Directors”.

Patrick Thourot

Patrick Thourot worked for ten years with the French Ministry of Finance, before spending most of his career in insurance companies or confederations since 1983: FFSA, PFA IARD and AXA, where he was Executive Vice President of the Group, Group Technical Director and member of the Executive Committee. He then served as Chief Executive Officer of Zürich France before being appointed Chief Operating Officer of SCOR Group in January 2003. Patrick Thourot teaches on a part-time basis at Paris University of Dauphine and at the Ecole Nationale des Assurances.

Pierre-Denis Champvillard

Pierre-Denis Champvillard joined SCOR in 1971 and was named Managing Director of SCOR activities in the United Kingdom in 1973 and in Hong Kong in 1983. In 1988 he was appointed Managing Director of SCOR Vie and since 1993 he has been concurrently Managing Director of SCOR Réassurance and responsible for the non-Life activities of the Group in Europe. He became a member of the Group Executive Committee in 1994 and retired from SCOR on July 1, 2003.

François Terren

François Terren was Vice President, Financing and Treasury at the Air Liquide Group from 1981 to 1991, and then Chief Administrative and Financial Officer, CORA Group. In 1993, he was named Assistant Chief Investment Officer of GAN, before going on to advise Morgan Stanley’s real estate investment funds in 1996. He joined the Taittinger Group in 1997 as Senior Vice President, Financial Affairs for the Compagnie Financière Taittinger, and as a member of the Executive Board and Chief Financial Officer of Société du Louvre. He was appointed Chief Financial Officer of SCOR on February 28, 2003 and left SCOR on April 14, 2004.

Marcel Kahn

Marcel Kahn, 47, actuary, chartered accountant and MBA from the ESSEC business school, spent several years as an external auditor and chartered accountant before joining the AXA group in 1988 as Group Controller. From 1991 to 2001, he was successively Chief Financial Officer (CFO) of AXA France, International Director for Europe, the Axa Group’s Director for Strategy and Development, Deputy Managing Director of AXIVA (Life insurance), and Director of Procurement for AXA France. In 2001, he was appointed Chief Financial Officer of PartnerRe Global and Managing Director for PartnerRe France. Marcel Kahn has been appointed Chief Financial Officer of the SCOR Group and member of the Group Executive Committee.

He replaces François Terren who has left the Group.

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

Jérôme Faure

Jérôme Faure started his career as an engineer and quickly joined SCOR in 1988 as a property facultative underwriter in Paris. He then was appointed Chief Representative of SCOR in Tokyo in 1989 and Managing Director of SCOR UK in 1994, before joining SCOR U.S. in 1997, where he was named Chief Executive Officer in 2001. Effective February 28th, 2003, Jérôme Faure became Managing Director of Non-Life Treaties Division. Mr. Faure left SCOR Group on December 31, 2003 and was replaced as President and Chief executive of SCOR US by Henry Klécan.

Romain Durand

Romain Durand is a graduate of HEC business school (Ecole des Hautes Etudes Commerciales) and Sciences Po (Political Sciences faculty in Paris). He began his career in insurance in 1983, at GMF-Vie, joined Norwich Union Life in 1986 and then was appointed Chairman of Baloise Group France. Romain Durand joined SCOR in January 1997 and became a member of the Group Executive Committee. He was named Chief Operating Officer of the SCOR Life Division in April 1998 and is currently Chief Executive Officer and Director of SCOR VIE.

Victor Peignet

Victor Peignet, 46, is an engineer who graduated from the Ecole Nationale Supérieure des Techniques Avancées (ENSTA) and joined the SCOR Group in 1984 as an underwriter in the Technical Risks Department. He then successively held the posts of Manager of the Offshore/ Transportation Department and Manager of the Energy Sector. Deputy Managing Director of SCOR’s Large Corporate Accounts Division (SCOR Business Solutions) since January 2000, Victor Peignet was appointed Managing Director of SCOR Business Solutions and became a member of the Group Executive Committee on April 1, 2004.

Renaud de Pressigny

Renaud de Pressigny has spent 17 years in the insurance brokerage industry, working with Diot, CECAR and Aon in Saudi Arabia, Paris and New York. He joined SCOR in January 2000 and was appointed Managing Director of Business Solutions Division, the business unit dedicated to large corporate accounts. Mr. de Pressigny left SCOR on May 1, 2004.

B. COMPENSATION

•	Directors’ attendance fees

The Ordinary General Meeting of Shareholders on April 18, 2002 increased the annual amount payable in attendance fees to EUR 600,000 with effect from fiscal 2002. At its May 15, 2003 meeting, the Board of Directors decided to allocate these fees among the directors, split equally between an equivalent fixed portion and a variable portion (each one amounting to EUR 20,000) depending on the attendance of each director. The non-voting directors receive a share of the attendance fees according to the same procedure. Besides, an amount of EUR 1,700 is paid for each attendance at one of the Board Committees. However, no attendance fee is paid to the Chairman and Chief Executive Officer or to the Chief Operating Officer. These fees are paid at the end of each quarter.

Attendance fees for 2003 were paid as listed below (Mssrs. Chabannes, Giraud, Harbour, Peugeot, Rougé, Tempelaere and Torri left the Board in May/June 2003):

(In euro)
Mr. Carlo Acutis	20,100
Mrs. Michèle Aronvald(1)	41,700
Mr. Jean Baligand	41,700
Mr. Antonio Borges	23,925
Mr. Jean-Antoine Chabannes	8,100
Mr. Allan Chapin	35,419
Mr. Georges Chodron de Courcel	46,800
Mr. Jacques Giraud	8,100
Mr. John Harbour	6,075
Mr. Daniel Havis	40,000
Mr. Yvon Lamontagne	23,288
Mr. Helman le Pas de Sécheval	31,900
Mr. Daniel Lebègue	38,700
Mr. André Lévy Lang	35,300
Mr. Patrick Peugeot	8,100
Mr. Luc Rougé(1)	8,100
Mr. Herbert Schimetschek	20,100
Mr. Jean-Claude Seys	28,500
Mr. Jean Simonnet	40,000
Mr. Alain Tempelaere	9,800
Mr. Claude Tendil	25,100
Mr. Francesco Torri	2,250
Mr. Daniel Valot	35,300

(1) Employee-elected Director

Besides, some Directors of SCOR attend or attended the Board of Directors of some of the Group’s subsidiaries and received consequently some attendance fees for 2003 as follows:

SCOR US:

Mr. Chapin: 23,000 USD

Mr. Lebègue: 12,600 USD
Mr. Lévy-Lang: 4,725 USD

SCOR Canada:

Mr. Lamontagne: 35,000 CAD

2003 Compensation for Members of the Executive Committee

The aggregate amount of compensation of all members of SCOR’s Executive Committee present in the Company on December 31, 2003, for the year ended December 31, 2003 (fixed compensation for 2003 and variable compensation relating to 2003 paid during the first-half of 2004) amounted to EUR 2,202,429. The compensation terms of the directors and executive officers are similar to what was applied to their predecessors.

There is no employment contract between Mr. Kessler and SCOR. The terms and conditions of his appointment are described in the minutes to the December 19, 2002 meeting of the Board of Directors. The Compensation and Nominations committee decided that the compensation of the Chairman and Chief Executive be made up as follows:

•	a fixed sum of EUR 500,000,

•	a variable portion for a maximum amount of EUR 500,000; 70% of which consists of a portion of 2.75 per thousand consolidated net result for SCOR, the other 30% being linked to the achievement of objectives decided for each year.

In addition, SCOR meets part of the cost of Denis Kessler’s rent for his apartment, for an amount of EUR 58,124 for 2003.

As for the Chief Operating Officer, there is no employment contract between Mr. Thourot and SCOR. His compensation was decided by the Board of Directors of January 22, 2003, as follows:

•	a fixed amount of EUR 410,000,

•	a variable portion for a maximum amount of EUR 410,000; 70% of which consists of a portion of 1.50 per thousand consolidated net result for SCOR, the other 30% being linked to the achievement of objectives decided for each year.

		Compensation

						Variable paid in
	Period	Fixed in	Fixed in	Variable paid in	Total paid in	2004 relating to	Total paid in
		€	USD	2003 in €	2003 in €	2003 in €	2002 in €

Mr. Denis Kessler(1)	From 01/01/03 to 12/31/03	500,000	–	150,000	650,000	150,000	81,464
Mr. Patrick Thourot	From 01/27/03 to 12/31/03	383,261	–	–	383,261	123,000	–
Mr. Serge Osouf(2)	From 01/01/03 to 01/22/03	189,041	15,000	–	200,917	–	428,000

(1)	Denis Kessler joined SCOR on November 4, 2002.

(2)	Mr. Osouf’s term of office ended on January 22, 2003 before his retirement on November 1, 2003.

The Compensation and Nominations committee decides of the variable compensation attributed to the other members of the Executive Committee on proposal of the Chairman. The variable portion of the compensation presented in the following table depends on one hand on the achievement of individual objectives and on the other hand on the achievement of the Group’s results objectives (ROE: Return On Equity).

			Variable
	Fixed	Fixed	compensation	Total
	compensation	compensation	relating to 2003	compensation
	in €	in USD	paid in 2004	in €

Mr. François Terren(1)	235,667	–	–	235,667
Mr. Jean-Luc Besson(2)	118,136	–	27,600	145,736
Mr. Romain Durand	180,000	–	54,000	234,000
Mr. Renaud de Pressigny	135,000	–	–	135,000
Mr. Jérôme Faure(3)	27,400	338,944	–	295,765
Mr. Pierre-Denis Champvillard(4)	97,500	–	–	97,500

(1)	François Terren joined SCOR on February 27, 2003, as Chief Financial Officer and left the Group on April 14, 2004.

(2)	Jean-Luc Besson joined SCOR on February 17, 2003 as Chief Reserving Actuary.

(3)	Jérôme Faure resigned on December 31, 2003 and was replaced as Chairman of SCOR US by Henry Klecan, who is also Chairman of SCOR Canada. Severance payment (no notice given and paid holidays) amounts to EUR 151,756.

(4)	Pierre-Denis Champvillard retired on July 1, 2003.

Like all Group senior executives, members of the Group Executive Committee are entitled to a guaranteed capped pension plan conditioned by a 10-year length of service in the Group, based on their average compensation over the last five years at SCOR. They also benefit from the use of a vehicle for professional transportation.

The members of the Executive Committee do not receive directors’ fees in respect of their directorships of companies in which SCOR holds more than 20% of the capital. They are reimbursed for justified business expenses.

C. BOARD PRACTICES

Board Committees

At its meeting on May 15, 2003, the Board of Directors of SCOR set up four advisory committees to prepare the Board’s proceedings and make recommendations to it on specific subjects.

•	The Strategic Committee is comprised of Denis Kessler, Chairman, Jean Baligand, Allan Chapin*, Daniel Lebègue*, André Lévy-Lang*, Jean-Claude Seys, Claude Tendil*, and Daniel Valot*.

         Its mission is to scrutinize the Group’s development strategies and to decide on major Group acquisition and disposal plans.

         The Strategic Committee met once in 2003, and in particular reviewed the terms of the transfer of the Life & Accident reinsurance business to SCOR VIE.

•	The Accounts and Audit Committee is comprised of Daniel Lebègue*, Chairman, André Lévy-Lang*, Antonio Borges*, and Helman le Pas de Sécheval**.

         Its mission is to scrutinize the fairness of the Group’s financial statements, compliance with internal procedures, together with the controls and inspections carried out by the statutory auditors and by the internal audit division.

         In the course of its four meetings in 2003, the Accounts and Audit Committee discussed the following subjects: the 2002 annual financial statements, the 2003 quarterly and half-year financial statements; monitoring of audits decided by the Board of Directors; review of the internal audit plan; the budget for external auditors’ fees; missions entrusted to the Group auditors; review of replies to calls for tender concerning disposal of the credit derivatives portfolio; framing of Audit Committee standing rules.

•	The Compensation and Nominations Committee is comprised of Allan Chapin*, Chairman, André Lévy-Lang*, and Georges Chodron de Courcel**.

         Its missions are to make recommendations on the compensation of Group directors and officers and of senior executives, pension plans and stock options, and to make proposals regarding the membership, organization and workings of the Board of Directors and its committees.

         This Committee met three times in 2003 and notably discussed the following points: opinion on the terms of departure of Mr. Serge Osouf; review of the compensation of Mr. Patrick Thourot; opinion on the introduction of stock option plans for all Group employees and for senior managers.

*	Independent director

**	Non-voting director

•	The Risks Committee is comprised of Carlo Acutis*, Antonio Borges*, Daniel Havis*, Yvon Lamontagne*, Daniel Lebègue*, Herbert Schimetschek*, Jean Simonnet*, Claude Tendil*, Georges Chodron de Courcel**, and Helman le Pas de Sécheval**.

         Its mission is to identify the major risks to which the Group is exposed on both the assets and liabilities sides, and to ensure that means are in place to monitor and manage these risks; it scrutinizes the main technical and financial risks to which the Group is exposed. The committee did not meet in 2003.

Accounts and Audit Committee

The Accounts and Audit Committee has established standing rules that emphasize two essential missions:

•	accounting missions, notably comprising scrutiny of periodic financial documents, review of the appropriateness of choices and proper application of accounting methods, review of the accounting treatment of all significant transactions, review of off-balance sheet liabilities, management of the selection and remuneration of the statutory auditors, control of all accounting and financial disclosure documents prior to their release to the public;

•	ethical and internal control missions. The Accounts and Audit Committee has a duty to ensure that internal procedures for the gathering and verification of data guarantee the quality and reliability of SCOR’s financial statements. Further, it is the duty of the Accounts and Audit Committee to review related-party transactions, to analyze and reply to employees’ questions with respect to internal control, preparation of the financial statements, and the treatment of accounting entries.

D. EMPLOYEES

As of December 31, 2003, the Group employed 1,162 people, including 639 at its headquarters facility in Paris, 287 in North America, 58 in the Asia-Pacific region, 159 in other European countries, and 19 in other regions. In addition to the provisions of the French labor code, SCOR’s employees in France are covered by various collective bargaining agreements relating to working conditions that are negotiated periodically with the employees’ representatives. SCOR believes that its relations with its employees are good.

The following is the distribution of the persons employed:

	As of December 31,

	2001	2002	2003

Number of employees	1,345	1,256	1,162
Breakdown by geographic location
France	686	653	639
North America	405	346	287
Asia-Pacific region	64	70	58
Other European countries	166	168	159
Other regions	24	19	19
Breakdown by main category of activity
Property-Casualty reinsurance	464	432	351
Life reinsurance	184	213	227
Alternative reinsurance	43	38	11
Credit, Surety and Political Risks	13	14	13
SCOR Business Solutions – Large Corporate accounts	166	188	163
Management, Investment and other	475	371	397

E. SHARE OWNERSHIP

A total of 4,475,900 options were granted by the board of directors in 1992, 1994, 1995, 1996, 1997, 1998, 1999, 2000 and 2001 under plans adopted pursuant to such resolutions, readjusted to a total of 15,924,979 after the capital increase of January 7, 2004.

Based on the number of shares after the capital increase, at January 7, 2004, unexercised share subscription options at December 31, 2003, if exercised, would lead to the creation of 7,639,565 shares representing approximately 0.93% of the capital.

The following table sets forth certain information relating to the various option plans as of December 31, 2003:

								Of which
		Date of						ten first
		Board of					Of which to	beneficiaries
		Directors’	Date of options		Number of	Number of	the Group’s	employed
Option Plan		Resolution	availability	Expiration date	beneficiaries	shares granted	executives	by SCOR

1992		September 28	Expired	Expired	76	318,800	42,000	54,000
1994		May 9	May 9, 1995 (30%) May 9, 1996 (30%) May 9, 1997 (40%)	May 8, 2004	104	429,000	59,000	64,000
1995		May 15	May 15, 1996 (30%) May 15, 1997 (30%) May 15, 1998 (40%)	May 14, 2005	99	430,000	82,000	68,000
1996		September 5	Sept. 5, 1997 (30%) Sept. 5, 1998 (30%)	Sept. 4, 2006	122	480,000	83,000	70,000
			Sept. 5, 1999 (40%)
1997		September 4	September 4, 2002	Sept. 3, 2007	113	481,500	112,000	72,000
1998		September 3	September 4, 2003	Sept. 3, 2008	134	498,000	130,000	71,500
1999		September 2	September 3, 2004	Sept. 2, 2009	145	498,500	130,000	71,000
2000		May 4	May 5, 2004	May 3, 2010	1,116	111,600	600	1,000
2000		August 31	September 1, 2005	Aug. 30, 2010	137	406,500	110,000	63,000
2001		September 4	September 4, 2005	Sept. 3, 2011	162	560,000	150,000	77,000
2001		October 3	October 4, 2005	Oct. 2, 2011	1,330	262,000	1,200	2,000

TOTAL						4,475,900	899,800	613,500

Readjusted total after the capital increase, at December 31, 2002						7,615,337	1,530,928	1,043,814
2003		February 28	February 28, 2007	Feb. 27, 2013	65	986,000	450,000	170,000
2003	(1)	June 3	June 3, 2007	June 2, 2013	1,161	–	–	–
			Without any condition			1,556,877	288,750	122,100
			With condition of 12% on ROE on year 2004			778,439	144,375	61,050

TOTAL at December 31, 2003						10,936,653	2,414,053	1,396,964

Readjusted total after the capital increase, at December 31, 2003						15,924,979	3,515,129	2,034,134

(1)	Some of the options granted in June 2003 depended on the profitability of the Group’s shareholders’ equity to be superior to 10% for 2003. This condition being unrealized, these options have been cancelled (to be confirmed by the validation of the accounts by the General Assembly of May 15, 2004).

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

Initial number of options × previous offer price

New offer price as defined below

These calculations have been performed individually and by-plan, and rounded up to the nearest unit. The same calculations have been applied after the capital increase of January 7, 2004.

The table below summarizes the status of the various option plans:

					Situation after the capital
Situation at December 31, 2003					increase of January 7, 2004

		Options	Number of	Options
		outstanding	rights cancelled	outstanding at
	Exercise price	at the end of	at the end of	the end of	Exercise price	Options
Option Plan	(in EUR)	2002	2003	2003	(in EUR)	outstanding

1994	10.22	78,165	9	78,156	7.02	113,809
1995	9.59	157,577	4,782	152,795	6.59	222,498
1996	17.04	520,781	10,256	510,525	11.70	743,406
1997	21.88	638,612	18,765	619,847	15.03	902,587
1998	33.08	707,501	34,934	672,567	22.72	979,358
1999	27.05	698,145	45,130	653,015	18.58	950,886
2000	28.23	169,461	26,505	142,956	19.39	208,164
2000	26.46	616,520	47,675	568,845	18.17	828,330
2001	28.23	908,190	63,009	845,181	19.39	1,230,713
2001	19.99	420,794	73,656	347,138	13.73	505,946
	Options distributed in 2003
2003	4.16	986,000	30,000	956,000	2.86	1,392,042
2003	5.74	3,113,754	184,867	2,928,887	3.94	4,265,223

Total		9,015,500	539,588	8,475,912		12,342,962

The option plans for the years 1994 to 1997 are share subscription plans giving rise to an increase in capital. Starting with the 1998 plan, all plans provide for the purchase of existing shares.

There are no stock option plans providing for the purchase of or subscription to shares in Group subsidiaries.

Following the authorization decided by the Shareholders’ meeting on April 18 2002, the Board of Directors approved, on February 28, 2003, a plan for senior officers providing for a total of 986,000 options (1,435,725 options after the capital increase of January 7, 2004), granted without discount, at a price of EUR 4.16 per option (EUR 2.86 after capital increase). Options can be exercised all at once or separately but with a minimum of 100 shares each time, from February 28, 2007 to February 27, 2013. After February 27, 2013, not yet exercised options are null and void.

SCOR’s Board of Directors decided on June 3, 2003, in accordance with the delegation received from the extraordinary shareholders’ meeting of May 15, 2003, to set up two new stock subscription plans for (i) all the employees of the SCOR Group and (ii) two officers, namely Mr. Denis Kessler (Chairman and CEO of SCOR) and Mr. Patrick Thourot (Vice-President of SCOR) and certain senior executives of the Group. In both plans, the stock subscription price amounts to EUR 5.74 per share (EUR 3.94 after capital increase of January 7, 2003). The 3,113,754 options (4,534,061 after the capital increase of January 7, 2004) may be exercised on one or several occasions between June 3, 2007 and June 2, 2013, included.

Options are granted to officers and senior executives according to the following procedure: an unconditional first amount corresponding to half of the total grant, a second amount corresponding to a quarter of the total grant subject to Group consolidated net income for the 2003 fiscal year greater than 10% compared to the average Group consolidated net equity (such average being deemed to be net equity at the opening of the fiscal year plus net equity at the end of the fiscal year divided by two), and a third amount corresponding to a quarter of the total grant subject to the Group consolidated net income for the 2004 fiscal year greater than 12% compared to the average Group consolidated net equity (such average being deemed to be net equity at the opening of the fiscal year plus net equity at the end of the fiscal year divided by two).

Taking into account the loss recorded for 2003, the quarter of subscription options granted to the directors and officers were cancelled.

The table below shows the subscription plans for members of the Executive Committee, as at January 7, 2004, taking into account the capital increase:

	Exercised	Options to			Potential volume
	options	be exercised		Price	of transaction	Exercise date

				(euros)	(euros)
Kessler Denis	Nil	364,019	POS(1) 02/28/2003	2.86	1,041,094	–
	Nil	240,254	POS 06/03/2003	3.94	946,599	–

TOTAL		604,273

Thourot Patrick	Nil	72,804	POS 02/28/2003	2.86	208,219	–
	Nil	90,096	POS 06/03/2003	3.94	354,978	–

TOTAL		162,900

Durand Romain	Nil	19,809	POS 09/04/1997	15.03	297,729	–
	Nil	29,713	POA(2) 09/03/1998	22.72	675,079	–
	Nil	32,188	POA 09/02/1999	18.58	598,053	–
	Nil	249	POA 05/04/2000	19.39	4,828	–
	Nil	37,140	POA 08/31/2000	18.17	674,834	–
	Nil	49,520	POA 09/04/2001	19.39	960,193	–
	Nil	497	POA 10/03/2001	13.73	6,824	–
	Nil	43,683	POS 02/28/2003	2.86	124,933	–
	Nil	60,065	POS 06/03/2003	3.94	236,654	–

TOTAL		272,864

Besson Jean-Luc	Nil	43,683	POS 02/28/2003	2.86	124,933	–
	Nil	60,065	POS 06/03/2003	3.94	236,654	–

TOTAL		57,500

Terren François	Nil	43,683	POS 02/28/2003	2.86	124,933	–
	Nil	48,051	POS 06/03/2003	3.94	189,321	–

TOTAL		91,734

De Pressigny Renaud	Nil	249	POA 05/04/2000	19.39	4,828	–
	Nil	19,808	POA 08/31/2000	18.17	359,911	–
	Nil	22,824	POA 09/04/2001	19.39	442,557	–
	Nil	497	POA 10/03/2001	13.73	6,824	–
	Nil	43,863	POS 02/28/2003	2.86	125,448	–
	Nil	60,065	POS 06/03/2003	3.94	236,654	–

TOTAL		147,306

GRAND TOTAL		1,382,823			7,982,083

(1)	Share options subscription plans.

(2)	Share options purchase plan

Taking into account the loss recorded in 2003, the subscription options of the June 2003 option plan, subject to a ROE superior to 10%, were cancelled.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following sets forth entities or persons known to the Company to be the direct or indirect owners of 5% or more of the Company’s Ordinary Shares as of March 17, 2004:

			Percent	Voting
Title of Class	Identity of Person or Group	Number Owned	Owned	Rights

Ordinary Shares	Groupama/Gan Groupe	155,260,343	19.0%	19.0%
Ordinary Shares	Silchester	70,375,992	8.6%	8.6%
Ordinary Shares	Marathon AM	58,297,987	7.1%	7.1%

Two surveys of all shares outstanding carried out by the Company in 2003, aimed at identifying the owners of bearer shares, revealed the existence of more than 34,000 shareholders.

To the best of the Company’s knowledge, no other shareholder or group of shareholders holds more than 5% of SCOR’s share capital.

There are no shareholder’s agreements or agreement to act in concert. There have been no transactions between senior managers, directors or officers, and shareholders holding more than 2.5% of the share capital (or of the company controlling them) and the Company on terms other than market terms.

Groupama is the largest shareholder of SCOR. Mr. Baligand (Chairman of Groupama S.A.) is a director of SCOR and Mr. Le Pas de Sécheval (Chief Financial Officer of Groupama S.A) is a non-voting Director on the Board of Directors. SCOR has business links with Groupama, since it conducts reinsurance transactions with it.

Groupama has provided two guarantees within the framework of the acquisition of Sorema S.A. and Sorema N.A., under which Groupama will indemnify SCOR in case of adverse developments concerning substantial employee or tax liabilities or in connection with technical reserves for 2000 and prior underwriting years, as such will be valuated at December 31, 2006.

There is no covenant or clause thereof stipulating preferential terms for the sale or purchase of shares eligible for trading, or for which application is pending, on a regulated stock market and representing 0.5% or more of the share capital or voting rights of the Company issuing said shares that has been notified to the “Conseil des Marchés Financiers”.

At December 31, 2003, SCOR held 489,500 of its own shares.

To the best of the Company’s knowledge, the total number of shares held by all members of SCOR’s administrative, management and supervisory bodies is 0.05%.

The total number of voting rights at January 1, 2004 was 136,055,345. It increased to 818,779,570 following the capital increase completed on January 7, 2004.

B. RELATED PARTY TRANSACTIONS

Several directors of the Company are also officers or directors of companies with whom SCOR has arm’s length transactions in the regular course of business. Specifically, COFACE and Euler have entered and regularly enter into reinsurance transactions with SCOR on ordinary commercial terms.

SCOR continues to enter into reinsurance transactions with GROUPAMA in the regular course of business.

As part of the transaction for the acquisition of SOREMA S.A. and SOREMA N.A., GROUPAMA in May 2001, has provided two guarantees for a period of six years, pursuant to which it may be required to indemnify SCOR for negative developments concerning material social and tax liabilities and liabilities in respect of technical reserves for the 2000 and previous underwriting years as assessed at December 31, 2006. As of December 31, 2003, the amount of such obligations was estimated by SCOR at EUR 240 million.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Legal Proceedings

We are involved in several legal proceedings concerning past environmental claims. Based on information currently available to us, we believe that the provisions we have booked as of today are sufficient to cover these matters.

In addition, we are involved in the following litigation matters:

In March, 2003, General Security Insurance Company (GSIC), a former subsidiary of SCOR, and General Security National Insurance Company (GSNIC), a US subsidiary of SCOR, initiated a declaratory judgment action in Missouri State court seeking a decision concerning whether an USD 5 million excess insurance policy issued to Pinnacle Realty Management Company (Pinnacle) provided coverage for punitive damages. In response, Pinnacle initiated litigation in a State court in Washington State, asking that court to compel coverage. Pinnacle, which incurred a judgment in a Missouri State court of USD 18 million in damages (USD 16 million of which were punitive damages) in connection with the death of a child, is asking for coverage of the punitive damages, as well as additional treble damages and fees. The Missouri State court has held that the policy insuring Pinnacle does not cover punitive damages. Shortly thereafter, Pinnacle obtained a contrary interim ruling from a Washington State court. Both Pinnacle on the one hand and GSIC and GSNIC on the other hand, have appealed the decisions of the Missouri and Washington courts, respectively. The briefs for the appeals are currently being prepared. In the interim, we have learned that the underlying case has been settled for USD 5 million or less.

In December, 2002, a petition was filed by Dock Resins Corporation and Landec Corporation before a US Federal District Court in New Jersey against SCOR’s subsidiary Sorema North America Reinsurance Company (now General Security National Insurance Company or GSNIC) for an alleged bad faith denial of coverage by GSNIC concerning business interruption suffered by the plaintiffs. GSNIC filed a cross claim for fraud before the Federal District Court of New Jersey. This cross claim protects GSNIC’s right to recover the costs incurred in litigating the case in the event the court determines that the plaintiffs perpetrated a fraud. The plaintiffs claim an unspecified amount of damages in excess of policy limits for the contents and business interruption coverage, which are capped under the insurance policy at an aggregate total of USD 15 million. The policy has been retroceded at 70% outside of the SCOR Group. The settlement conference having failed, the pre-trial investigation is being conducted in preparation for trial. Plaintiff continues to demand excess of policy limits in settlement.

In September, 2002, SCOR Reinsurance Company (SCOR Re) was served with a complaint for breach of contract in a US District Court in Oklahoma by the National American Insurance Company (NAICO) with respect to sums they allege are due to them for reinsurance for two underlying surety bonds. The plaintiff demands a minimum amount of USD 6.3 million in damages. SCOR Re’s motion to dismiss filed Oklahoma District Court was denied. SCOR Re’s appeal of that decision was granted by a US Court of Appeals and the matter is now proceeding in arbitration, which is currently at the initial stage of selecting the arbitration panel.

Beginning in October 2001, various lawsuits have been brought and counterclaims made in US Federal Court in New York concerning the question of whether the terrorist attack on the World Trade Center on September 11, 2001 constitutes one or two occurrences under the terms of the applicable property insurance coverage. While SCOR is not a party to such lawsuits, a company that provided a part of the property insurance coverage on the World Trade Center program as a fronting company for SCOR is a party.

In our calculations for our technical reserves, we have treated the World Trade Center tragedy as one occurrence for purposes of the underlying insurance coverage since the terrorist attack on September 11, 2001 was a single, coordinated occurrence.

The first phase of the trial has been completed. In that phase, nine of the twelve insurers involved in that phase were found to be bound by the definition of the term occurrence that as a matter of law has been found to mean that the attack on the World Trade Center constituted one occurrence. The fronting company did not participate in that first phase, but will participate in a second phase of the trial that is expected to commence in October 2004.

In this second phase, it will be decided whether the attack on the World Trade Center constitutes one or two occurrences under coverages issued by the remaining insurers. SCOR’s fronting company has instituted an arbitration proceeding against the Company in order to clarify the extent of the Company’s obligations under the reinsurance contract entered into with such ceding company. SCOR’s reinsurance exposure will be ultimately resolved only after the World Trade Center litigation is completed, a separate damages appraisal process is completed and any appeals are resolved.

The Group is also involved or soon will be involved in various arbitration proceedings relating to the subscription of business, currently in run off, mainly concerning bonds. The global amount of these claims is estimated at USD 21 million.

SCOR is involved as the reinsurer of CAIXA in connection with a life insurance policy in the amount of approximately EUR 4.5 million. The beneficiary of the policy was killed in 1992. In June 2001, a Spanish court ordered CAIXA to pay approximately EUR 16 million under the policy, which amount included accumulated interest since 1992 as well as punitive damages. Following this decision, SCOR booked a provision of EUR 17.7 million in its accounts for the 2001 fiscal year. In May 2002, the Barcelona Court of Appeals found in favor of CAIXA. The representatives of the deceased have now appealed the case to the Spanish Supreme Court. The provision was maintained at December 31, 2003.

In December 2003, the minority shareholders of IRP Holdings, Highfields Capitals filed a petition with the High Court of Dublin seeking injunctive relief, including: (i) a declaration that, as a result of SCOR’s actions, the affairs of IRP Holdings have been conducted in a way that is oppressive and/or in disregard of Highfields’ interests; (ii) an order directing or declaring the termination of the quota share agreements between Irish Reinsurance Partners, as retrocessionaire, and SCOR, from such date as the Court may direct; (iii) an injunction that certain existing arrangements between SCOR and IRP Holdings under the quota share agreement, pursuant to which SCOR currently withholds certain funds of IRP Holdings, be terminated and such funds be returned to IRP Holdings; and (iv) an order for the reduction of IRP Holdings’ capital and the corresponding return of capital to the shareholders of IRP Holdings. The minority shareholder also applied for the dissolution of IRP Holdings on equitable grounds. In March 2004, the minority shareholder filed a related complaint against SCOR in the U.S. District Court for the District of Massachusetts. The complaint alleges fraud and related state law claims in connection with the minority shareholder’s investment in IRP and seeks unspecified compensatory and exemplary damages as well as interest and costs.

Other than the proceedings mentioned above, to our knowledge, there are no other litigation matters that are likely to have a material impact on the Group’s financial position, activities or results of operations.

Administrative proceeding

The Commission des Opérations de Bourse (now the Autorité des Marchés Financiers, or AMF) initiated an administrative proceeding at the end of the year 2002 with respect to the financial information and the market in the Company’s shares and all derivatives as of December 31, 2001. The AMF concluded in January 2004 that there would be no legal proceeding against SCOR and has advised the Group to take into account the volatility of the reinsurance activity in the future in order to communicate on its results on a more cautious basis.

B. SIGNIFICANT CHANGES

None.

Item 9.	The Offer and Listing

A.	OFFER AND LISTING DETAILS

The following tables set forth the highest and lowest sales price of the Ordinary Shares on the Paris Bourse, as reported by Euronext Paris, and the highest and lowest sales price of the ADSs, as reported on the NYSE composite tape, for time periods indicated:

	Paris Bourse			New York Stock Exchange

			Average Monthly	Price Per American		Average Monthly
	Price Per Ordinary Share		Trading Volume	Depositary Share		Trading Volume

			Shares			ADSs
	High	Low	(in thousands)	High	Low	(in thousands)

1998	EUR 62.62	EUR 41.47	2,359	USD 73.00	USD 46.00	66
1999	EUR 58.90	EUR 41.55	2,145	USD 68.50	USD 42.94	110
2000	EUR 60.00	EUR 40.05	2,598	USD 53.63	USD 38.38	86
2001	EUR 58.20	EUR 24.47	1,679	USD 53.75	USD 27.89	89
2002	EUR 46.80	EUR 3.42	43,246	USD 40.80	USD 5.28	632
First Quarter	EUR 46.80	EUR 31.50	2,753	USD 40.80	USD 27.75	31
Second Quarter	EUR 40.90	EUR 18.00	2,734	USD 36.95	USD 27.95	46
Third Quarter	EUR 31.00	EUR 6.50	3,721	USD 31.00	USD 7.05	72
Fourth Quarter	EUR 11.71	EUR 3.42	34,038	USD 11.52	USD 5.28	483
2003	EUR 6.48	EUR 1.14	313,568,011	USD 7.80	USD 1.62	15,934,021
First Quarter	EUR 5.44	EUR 2.61	25,587,345	USD 5.75	USD 3.35	200,482
Second Quarter	EUR 6.48	EUR 3.35	43,907,560	USD 7.80	USD 4.00	451,077
Third Quarter	EUR 5.65	EUR 4.39	53,016,958	USD 6.30	USD 5.07	583,577
July 2003	EUR 5.00	EUR 4.39	13,899,852	USD 5.70	USD 5.07	108,792
August 2003	EUR 5.44	EUR 4.51	18,614,106	USD 6.00	USD 5.18	228,592
September 2003	EUR 5.65	EUR 4.89	20,503,000	USD 6.30	USD 5.36	246,193
Fourth Quarter	EUR 5.55	EUR 1.14	191,056,148	USD 6.50	USD 1.62	14,698,885
October 2003	EUR 5.55	EUR 4.97	11,399,522	USD 6.50	USD 5.85	87,890
November 2003	EUR 5.48	EUR 3.16	48,851,686	USD 6.26	USD 3.72	551,094
December 2003	EUR 1.71	EUR 1.14	130,804,940	USD 4.11	USD 1.62	14,059,901
2004	EUR 1.80	EUR 1.20	672,606,238	USD 2.37	USD 1.52	103,708,999
First Quarter	EUR 1.80	EUR 1.20	672,606,238	USD 2.37	USD 1.52	103,708,999
January 2004	EUR 1.74	EUR 1.20	309,490,923	USD 2.24	USD 1.52	48,682,102
February 2004	EUR 1.80	EUR 1.47	217,995,421	USD 2.37	USD 1.87	37,362,797
March 2004	EUR 1.72	EUR 1.31	145,119,894	USD 2.11	USD 1.62	17,664,100

Note: Following the capital increase of December 2002, all numbers related to the share price shown before December 2002 must be retreated by a correcting coefficient to adjust to new shares. This coefficient is 0,621545.

Note: Following the capital increase of December 2003, all numbers related to the share price shown before December 2003 must be retreated by a correcting coefficient to adjust to new shares. This coefficient is 0,45046. For quotations and volumes before December 2002 (First capital increase), the applicable coefficient is: 0,293495 (i.e. 0,45046*0,621545)

On March 31, 2004, the last reported sale price of the Ordinary Shares on the Paris Bourse was EUR 1,43 and the last reported sale price of the ADSs on the NYSE was USD 1.77.

As of March 31, 2004, there were 819,269,070 Ordinary Shares outstanding, of which 31,831,619 or 3.9%, were held in the form of ADSs.

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

IRP

General

In December 2001, SCOR, in partnership with other investors, created IRP and Irish Reinsurance Partners Limited (“Irish Reinsurance Partners”) in partnership with private investors. Irish Reinsurance Partners serves as the sole operating company of and is wholly owned by IRP. From January 1, 2002, IRP has been principally used, through Irish Reinsurance Partners, to reinsure part of SCOR’s worldwide Non-Life business. At the end of December 31, 2003, IRP’s net income amounted to EUR 56 million with tax income of EUR 8 million.

SCOR contributed 41.70% of the EUR 300 million initially invested in IRP. On March 20, 2003 SCOR acquired from certain of the original investors in IRP 4.98% of its outstanding share capital for a total consideration of EUR 17.2 million, thereby increasing its participation to 46.68% of IRP’s outstanding share capital. In June 2003, the SCOR Group acquired an additional 6.67% stake in IRP Holdings, previously held by certain other original investors, thus increasing its ownership in IRP Holdings from 46.68% (as of March 31, 2003) to 53.35% (as of June 30, 2003).

In a shareholders’ agreement, dated December 28, 2001, entered into upon the creation of IRP Holdings, SCOR committed to purchase from the minority shareholders IRP Holdings shares not yet held by SCOR. This purchase must in principle take place after December 28, 2004, but may in certain cases be delayed until after December 28, 2005.

Mandatory Exchange

As contemplated at the creation of IRP, the exit of IRP’s minority shareholder will be completed by May 31, 2005. However, the minority shareholder may elect to postpone its exit until the first half of 2006 if the simple average of (a) the ratio of the weighted average price of the SCOR shares from October 1, 2004 to December 31, 2004 to the net asset value per share of SCOR as at September 30, 2004, and (b) the ratio of the weighted average price of the SCOR shares from January 1, 2005 to March 31, 2005 to the net asset value per share of SCOR as at December 31, 2004, is less than one. Any reference to the net asset value of either SCOR or IRP in this section is to their net assets as calculated based on their respective financial statements prepared in accordance with U.S. GAAP.

For the purposes of these agreed exit arrangements, SCOR would acquire the IRP shares either in exchange for its own treasury shares, or newly issued SCOR shares (after approval by SCOR shareholders) or in cash or through a combination of these options.

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

For illustrational purposes only, based on 2003 data with respect to IRP’s net asset value, as well as SCOR’s net asset value and share price, SCOR would have to offer IRP’s minority shareholders approximately 41,000,000 SCOR shares, or approximately 5% of SCOR’s currently outstanding share capital, under the exchange mechanism described above. The actual number of SCOR shares that SCOR may eventually have to offer to the other IRP shareholders may differ materially from such estimate as such number would depend on the future net asset value of IRP, as well as the future net asset value and share price of SCOR, which could fluctuate significantly and differ materially from their current values.

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

The remaining minority shareholder in IRP, Highfields Capital, has initiated litigation against SCOR in Ireland and in the United States. See “Item 8.A. Consolidated Statements and Other Financial Information – Litigation”. This litigation affects the terms and conditions of Highfields’ exit from IRP.

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

The Ordinary Shares are included in the SBF 120, 250 and 80 Indexes, consisting of the 120 and 250 most actively traded French stocks and the 80 stocks from the SBF 120 not included in the CAC 40 Index, respectively. The Ordinary Shares are also in:

•	The Euronext Top 150, which comprises the 150 next largest stocks following the selection of the 100 largest and most liquid stocks traded on Euronext. The Top 150 Index represents the large to mid capitalization segment of listed stocks on Euronext. Bloomberg Euro Insurance Index also includes the Ordinary Shares.

•	The Euronext Paris Financials Index, which comprises stocks included in the SBF 250 index and classified as members of the Financials Economic Group as per FTSE classification.

•	The Euronext NextPrime Index, which comprises eligible stocks listed on the NextPrime segment of the Euronext market.

The Paris Bourse

Effective September 22, 2000, Euronext was formed from the merger of Paris Bourse SBF S.A. (which changed its name to Euronext Paris), the Amsterdam Stock Exchange and the Brussels Exchange, and saw the introduction of Portugal Exchange in January 2002. Euronext operates four subsidiary holding companies, in each of the four member countries. Each subsidiary continues to hold an exchange license for the local capital market. Listed companies remain listed on their original exchange but all shares are traded on a single integrated trading platform and listing requirements have been harmonized. Trading is regulated with a single rulebook and the take-over rules continue to be imposed domestically. Euronext provides integrated trading, clearing and settlement on all four markets, and a central counter party, netting and clearing house for all executed trades via Clearnet.

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

Trading in the listed securities of an issuer may be reserved or suspended by Euronext Paris if changes in quoted prices exceed certain price limits defined by its regulations. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is usually the opening price, or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris. Further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. Euronext Paris may also reserve trading for a four-minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des marches financiers and the Commission des operations de bourse may also suspend trading.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain material rights of holders of SCOR’s ordinary shares under the material provisions of our articles of association (“Statuts”) and French law. A copy of the Statuts, as of May 18, 2004, has been filed as an exhibit to this annual report on Form 20-F.

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

The extraordinary shareholders’ meeting held on December 1, 2003 authorized the Board of Directors to increase the share capital according to the following procedure:

–	through the issuance of securities giving access to the share capital with preservation of preferential subscription rights or by incorporation of reserves, profits or share premiums. The maximum total number of shares that may be issued for this purpose amounts to 800 million, whereas the total principal amount of debt securities that may be issued by the Company shall not exceed an upper limit of EUR 700 million.

–	through the issuance of securities giving access to the capital without preservation of preferential subscription rights. In this case the limits described in the previous paragraph are 150 million shares and EUR 350 million, respectively.

Pursuant to this authorization, the Board of Directors, at its meeting of December 1, 2003, decided to carry out a share capital increase with preservation of preferential subscription rights and subdelegated such authority to its Chairman. Pursuant to such authorization, Mr. Kessler decided on the same day to issue 682,724,225 shares at a subscription price of EUR 1.10. This share capital increase was completed on January 7, 2004 in an amount of EUR 682,724,225 with a share premium of EUR 68,272,422.50.

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

Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, if the Board of Directors fails to call such a meeting, by SCOR’s statutory auditors, by its liquidators in case of bankruptcy in some instances, by shareholders owning the majority of the Company’s Ordinary Shares or voting rights after having launched a takeover bid or by an agent appointed by a court. The court may be requested to appoint an agent either by shareholder(s) holding at least 5% of SCOR’s share capital, or a duly authorized association of shareholders holding their Ordinary Shares in registered form for at least two years and holding together a certain percentage of the Company’s voting power (determined on the basis of a formula related to capitalization) or by any interested party in cases of urgency, including the Workers’ Council (Comité d’entreprise). The notice calling such meeting must state the agenda for such meeting.

At least 15 days before the date set for any general meeting on first call, and at least six days before any second call, notice of the meeting must be sent by mail to holders of Ordinary Shares who have held such Ordinary Shares in registered form for at least one month prior to the date of the notice and for all other holders of Ordinary Shares notice of the meeting is given by publication in a journal authorized to publish legal announcements in the “département” in which SCOR is registered and in the Bulletin des annonces légales obligatoires (“BALO”), with prior notice given to the Autorité des Marchés Financiers (“AMF”) resulting from the merger of the Commission des opérations de bourse, the Conseil des marches financiers and the Conseil de discipline de la gestion financière. At least 30 days prior to the date set for any ordinary or extraordinary general meeting, a preliminary written notice (avis de réunion), containing, among other things, the agenda for the meeting and a draft of the resolutions to be considered, must also be published in the BALO. Prior to such publication, a copy of the preliminary written notice must be sent to the AMF. The AMF also recommends that such preliminary written notice be published in a newspaper of French national circulation. One or several shareholder(s), the Workers’ council or a duly authorized association of shareholders holding their Ordinary Shares in registered form for at least two years and holding together a certain percentage of the Company’s voting power (determined on the basis of a formula related to capitalization) may, within 10 days after such publication, propose resolutions to be submitted for approval by the shareholders at the meeting.

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

French law requires SCOR to prepare a prospectus (“note d’information”), for which it would have to obtain a AMF visa, prior to a shareholders meeting authorizing the repurchase of shares under (3) above. SCOR must notify the AMF in advance and on a monthly basis of its trading program in its own shares. SCOR must also report all trading made in its own shares promptly to the AMF and, the AMF makes this information publicly available.

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

On May 15, 2003, SCOR’s shareholders approved a repurchase program for SCOR’s own shares as well as their possible cancellation. The shareholders’ approval of this program was a condition to the closing of the acquisition transaction. This authorization was valid until the May 18, 2004 shareholders’ meeting that approved the annual financial statements for 2003 and was limited to a number of shares representing 10% of its share capital. On May 15, 2003, the ordinary general meeting had fixed the intervention price of the maximum buying price for one share to Euro 15, and the minimum selling price to Euro 4.

The Company intends to use the repurchased shares, in order of preference, for:

•	sales or purchases of the Company’s shares by any means, depending on market conditions or with a view to diversify the Company’s shareholder base,

•	the holding or the transfer of the shares by any means, in particular by exchange of shares,

•	the stabilization of the share price by making sales and purchases against the share price trend,

•	the implementation of stock option plans,

•	the pursuit of external growth transactions,

•	the cancellation of shares, within the limits set forth by law and subject to authorization by an extraordinary shareholders’ meeting, in order to improve earnings per share.

The ordinary and extraordinary shareholders’ meeting held on May 15, 2003 authorized the Company to buy back or cancel shares representing 10% of its capital stock. In consideration of this authorization, SCOR decided to purchase in 2003 a total of 489,500 shares representing an amount of EUR 2,235,641.

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

Under a French statute dated May 15, 2001, shares may be registered in the name of intermediaries who act on behalf of one or more investors residing outside France. These intermediaries, acting on behalf of shareholders living outside of France, are obliged to spontaneously declare their capacity as intermediaries as soon as the account is opened ; they also have to provide, if required by SCOR, the identity of the actual shareholder(s). Also, SCOR may request any legal person who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time might be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

Requirements for Holdings Exceeding Certain Percentages. French law provides that any individual or entity, directly or indirectly, acting alone or in concert with others, that becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50%, 66 2/3% of the outstanding shares or the voting rights thereof of the Company, or whose holding decreases below any such percentage, must notify the Company, within 5 calendar days of the date such threshold has been crossed, of the number of Ordinary Shares it holds and the voting rights attached thereto. Such individual or entity must also notify the AMF, within five Paris Bourse trading days of the date such threshold has been crossed. In the event of failure to comply with such notification requirement, the Ordinary Shares in excess of the relevant threshold will be deprived of voting rights for all shareholders meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements. In addition, any shareholder who fails to comply with the above requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s chairman, any shareholder or the AMF, and may be subject to criminal penalties.

To permit shareholders to comply with these requirements, SCOR must publish in the BALO, within 15 calendar days after its annual meeting, information regarding the total number of votes available as of the date of its annual meeting. In addition, if the number of available votes changes by 5% or more between two ordinary meetings, SCOR must publish the revised number of available votes in the BALO within 15 calendar days of the change and notify the AMF.

French law also requires any individual or entity, acting alone or in concert with others, that acquires more than 10% or 20% of SCOR’s voting rights, to file a report with SCOR, the AMF, disclosing its intentions for the 12-month period following the acquisition. The acquirer must disclose first whether it is acting alone or in concert with other persons, and whether it intends to continue purchasing shares, acquire control, or seek nomination to SCOR’s Board of Directors. The acquirer must file the report within 10 calendar days of crossing either threshold. The AMF will publish the notice, and the acquirer must publish a press release stating its intention in a financial newspaper of French national circulation. A shareholder who fails to comply with these requirements will lose the voting rights attached to the shares exceeding the 10 or 20% threshold and will only regain them two years after complying with the notification requirements.

Regulations of the AMF generally require, subject to limited exemptions granted by the AMF, any individual or entity that acquires, alone or in concert with others, shares resulting in a holding of one-third or more of SCOR’s share capital or voting rights, to initiate a public tender offer for all remaining outstanding shares of SCOR (including, for these purposes, all securities convertible into or exchangeable for equity securities).

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

Prior to any transfer of Ordinary Shares held in registered form on the Paris Bourse, such shares must be inscribed in an account maintained by an accredited intermediary. Dealings in Ordinary Shares are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. For dealing on the Paris Bourse, a tax on stock exchange transactions, or tax assessed on the price at which the securities were traded, is payable, at a rate of 0.3% on transactions up to EUR 153,000 and at a rate of 0.15% thereafter. The tax is subject to a rebate of EUR 23 per transaction (so that there is an exemption from the first EUR 7,667 of the transaction) and to a maximum assessment of EUR 610 per transaction. Non-residents of France are not subject to this tax.

A fee or commission is payable to the société de bourse, or French broker, accredited intermediary or other agent involved in the transaction (whether within or outside France).

No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Trading by the Company in Ordinary Shares

Under Regulation No 90-04 of the AMF, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three general requirements for trades by a company in its own shares to be deemed valid:

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

After making an initial purchase of our own share, we must file monthly reports with the AMF that contain specified information about subsequent transactions. The AMF makes this information publicly available.

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

C. MATERIAL CONTRACTS

No material contract existed in 2002 outside the ordinary course of business, except for IRP purchase of minority interests, see “Item 4. Information on the Company – Underwriting”. For our agreement with certain banks concerning certain credit lines and letters of credit, see “Item 5. Operating and Financial Review and Prospects – C. Off Balance Sheet transactions.” and for GROUPAMA guarantees, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares or ADRs that is:

•	a citizen or resident of the United States,

•	a corporation organized under the laws of the United States or any State or other entity treated as a United States domestic corporation for United States federal income tax purposes.

•	an estate the income of which is subject to United States federal income tax without regard to its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, holders of ADRs evidencing ADSs will be treated as the owners of the Ordinary Shares represented by such ADSs and exchanges of Ordinary Shares for ADRs, and ADRs for Ordinary Shares, will not be subject to United States federal income or French tax.

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

To benefit from the reduced withholding tax rate of 15% or 5% immediately upon payment of a dividend and to receive the payment of the avoir fiscal less the 15% or 5% withholding tax on that amount, Eligible U.S. Holders must complete and deliver to the French tax authorities either (i) the simplified certificate described below, or (ii) an application for refund on a French Treasury form RF 1A EU – No. 5052, entitled “Application for Refund,” before the date of payment of the dividends. A simplified certificate must state that the Eligible U.S. Holder (i) is a U.S. resident within the meaning of the Treaty, (ii) does not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected, (iii) owns all the rights attached to the full ownership of the shares (including dividend rights), (iv) meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal, and (v) claims the reduced rate of withholding tax and payment of the avoir fiscal. If an Eligible U.S. Holder that is not an individual submits an “Application for Refund” form, the application must be accompanied by an affidavit attesting that the Eligible U.S. Holder is the owner of all the rights attached to the full ownership of the shares (including dividend rights), or if the Eligible U.S. Holder is not the owner of all such rights, providing certain information concerning other owners. The “Application for Refund” form, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and is also available from the United States Internal Revenue Service. An Eligible U.S. Holder who does not benefit from the reduced withholding tax rate of 15% or 5% immediately upon the payment of the dividend may claim a refund of the excess 10% or 20%, respectively, withholding tax and may claim payment of the avoir fiscal less a 15% or 5% withholding tax on that amount by filing a French Treasury Form RF 1A EU-No. 5052 with the French fiscal authorities by December 31 of the year following the calendar year in which the related dividend was received. The Depositary will arrange for the filing with the French fiscal authorities of all forms completed by U.S. Holders registered with the Depositary and returned to the Depositary in sufficient time so they may be filed with the French fiscal authorities by December 31 of the year following the calendar year in which the related dividend was received.

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

The 2004 Finance Act passed in France tends to abolish incrementally the avoir fiscal. French resident individuals will continue to benefit from the avoir fiscal in respect of 2004 dividend distributions. However, dividends paid to French resident individuals as from January 1, 2005 would no longer carry an avoir fiscal. With respect to individuals, the avoir fiscal is replaced by a tax allowance of 50% applicable to amounts distributed pursuant to a decision by the responsible body of the distributing company. In addition, the shareholder benefits from a tax credit equal to 50% of the distributed amounts, before the application of the relevant tax allowance described above, subject to a threshold of EUR 115 or EUR 230, according to the familial situation of the taxpayer. This tax credit is deducted from the personal income tax due with respect to the year over the course of which such amounts were received and may be refunded, as the case may be. The elimination of the avoir fiscal and the benefit of the tax credit are solely with respect to distributions paid out as from January 1, 2005. With respect to legal entities subject to corporation tax, the possibility of offsetting the avoir fiscal against the tax to which such entities are liable, is eliminated with respect to tax credits which can be utilized as from January 1, 2005. Added to this, subject to certain exceptions, an exceptional levy of 25% will apply to amounts distributed in 2005.

Note that the 2004 French Finance Act does not clarify the situation of non-resident recipients. However, it would appear that two situations will emerge, i.e:

1.	Individuals that are U.S. residents under the Treaty will remain entitled to the avoir fiscal in respect to dividends paid to them in 2004, even if in practice, the avoir fiscal is transferred not before the 15th January 2005. Dividends paid to these individuals after January 1, 2005 would no longer carry an avoir fiscal. Note further that such individuals should benefit from the tax credit equal to 50% of the distributed amounts subject to a threshold of EUR 115 or EUR 230 according to the familial situation of the taxpayer, and as the case may be, a refund of such tax credit, subject to guidance to be issued by the French tax authorities.

2.	Other non-residents such as U.S. companies, pension trusts, any other organizations established in the United States whose purpose is to administer or provide retirement or employee benefits, not-for-profit organizations established in the United States should no longer be entitled to the avoir fiscal in respect of dividends distributed from January 1, 2004.

United States Federal Income Taxation. Subject to the passive foreign investment company rules discussed below, the gross amount of any dividend paid (before reduction for French withholding taxes) to a U.S. holder by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the Ordinary Shares or ADSs are held for more than 60 days during the 120 period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid with respect to the Ordinary Shares or ADSs will be qualified dividend income provided the holding period requirement is met.

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

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the Shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of tax withheld is available to a U.S. Holder (for example, because the Holder does not establish before the date of payment that it is a resident of the United States under the Treaty), the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “–French Taxation,” above, for the procedures for obtaining a refund of tax withheld in excess of the 15% or 5% treaty rates. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be “passive income” or “financial services income” which is treated separately for purposes of computing the foreign tax credit allowable to a U.S. Holder.

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

United States Federal Income Taxation. Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of Ordinary Shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs. The deductibility of capital losses is subject to significant limitations. Long-term capital gain of a non-corporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

In addition, documents referred to above are available at SCOR’s registered office, located at:

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

At December 31, 2003, 69.3% of consolidated net technical reserves were denominated in currencies other than those participating in the European Economic and Monetary Union, primarily the U.S. dollar (51.8%) of net technical reserves, the Pound sterling (5.0%) and the Canadian dollar (3.3%).

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

SCOR prefers investments for long periods of time, and is not necessarily troubled by short-term price volatility when economics and management remain excellent. Equity securities accounted for only 5% of our investments at December 31, 2003.

Sensitivity Analysis

SCOR’s exchange rate sensitivity analysis assumes an instantaneous 10% change in the exchange rates of currencies other than the currencies irrevocably fixed against the euro, from their levels at December 31, 2003, with all other variables held constant. At December 31, 2003, appreciation of the euro against other currencies would result in a before-tax decrease in the market value of financial instruments of EUR 467 million. A depreciation at December 31, 2003 of the euro against other currencies would result in a before-tax increase in the market value of financial instruments of EUR 467 million.

The interest rate sensitivity analysis estimates the change in the market value of the Company’s interest-sensitive financial instruments that were held on December 31, 2003 due to instantaneous parallel changes in the year-end yield curve. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Accordingly, the analysis may not be indicative of, is not intended to provide and does not provide a precise forecast of the effect of changes of market interest rates on the Company’s income or stockholders’ equity. Furthermore, the computations do not contemplate any actions SCOR would undertake in response to changes in interest rates.

The interest rate sensitivity analysis assumes an instantaneous shift in market interest rates, with scenarios of interest rates increasing and decreasing 100 basis points (“bp”) from their levels at December 31, 2003, with all other variables held constant. A 100 bp increase in market interest rates would have resulted in a before-tax decrease in the value of SCOR’s financial instrument position of EUR 237 million at December 31, 2003. A 100 basis point decrease in market interest rates would have resulted in a before-tax increase in the value of SCOR’s financial instrument position of EUR 237 million at December 31, 2003.

Equity price risk was measured assuming an instantaneous 10% change in the most pertinent index for the most significant equity instruments held by the Group (“the Indexes”) from their levels at December 31, 2003, with all other variables held constant. The Indexes are primarily the Standard & Poor’s 500 Index for U.S. equity instruments, the Toronto Stock Exchange 300 Index for Canadian equity instruments, and the Bloomberg 500 Index for European equity instruments. The Company’s equity holdings were assumed to be positively correlated with those indexes. At December 31, 2003, a 10% decrease in the Indexes would have resulted in a EUR 32 million decrease in the market value of the Company’s equity investments. A 10% increase in the Indexes would have resulted in a before-tax increase of EUR 32 million in the market value of the Company’s equity investments at December 31, 2003.

The following table sets forth the estimated effect on the market value of the Group’s financial instruments available for sale and for trading at December 31, 2002 and 2003, assuming changes of 10% in foreign currency exchange rates and in the Indexes, and a change of 100 basis points in interest rates.

	December 31, 2002

		Currency Risk
				Interest Rate Risk	Equity Risk
		10% change in
		foreign currency		100 bp change in	10% change in
	Market Value	exchange rates		interest rate	Indexes

	(EUR, in millions)
Increase
Fixed maturities	6,107	413		(195)	–
Equity securities	573	6		–	26
Trading equity securities(2)	–	–		–	–
Short-term investments	198	18		–	–
Cash and cash equivalents	1,788	140		–	–

Total	8,666	578		(195)	26

Decrease
Fixed maturities	6,107	(413)		195	–
Equity securities	573	(6)		–	(26)
Trading equity securities(2)	–	–		–	–
Short-term investments	198	(18)		–	–
Cash and cash equivalents	1,788	(140)		–	–

Total	8,666	(578	)(1)	195	(26)

(2)	Trading equity securities have been entirely sold during 2002.

	December 31, 2003

		Currency Risk
				Interest Rate Risk	Equity Risk
		10% change in
		foreign currency		100 bp change in	10% change in
	Market Value	exchange rates		interest rate	Indexes

	(EUR, in millions)
Increase
Fixed maturities	5,698	359		(237)
Equity securities	269	8			27
Trading equity securities	34	3			5
Short-term investments	–	–
Cash and cash equivalents	1,824	97

Total	7,825	467	(1)	(237)	32

Decrease
Fixed maturities	5,698	(359)		237
Equity securities	269	(8)			(27)
Trading equity securities	34	(3)			(5)
Short-term investments	–	–
Cash and cash equivalents	1,824	(97)

Total	7,825	(467	)(1)	237	(32)

(1)	The effect of changes of currency exchange rates on investments will be offset by the effect on technical reserves and debts expressed in USD.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and procedures

An evaluation was performed under the supervision and with the participation of our management, including the Chairman and Chief Executive Officer and the Chief Financial Officer, of the effectiveness, as of the end of the period covered by this report, of the design and operation of our disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 is recorded, summarized and reported within specified time periods. Based on this evaluation, our Chairman and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective in all material respects. There were no significant changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Pursuant to the French Financial Security Act of August 1, 2003 (loi de sécurité financière), the Chairman of our board of directors is now required to deliver a special report to the annual shareholders’ meeting regarding the board’s governance practices, the status of the internal control procedures implemented by SCOR and the restrictions that the board has placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of SCOR’s internal controls, the organization of those employees responsible for internal controls and the internal control procedures that SCOR currently has in place.

The report for 2003 describes the functioning of SCOR’s internal control system, which is structured as a three-level organization, with a first level of control exercised by the Paris-based operating units and subsidiaries, a second level of control by the different reinsurance sectors, the Investment Division and the corporate staff divisions, and a third level of control exercised by the Internal Audit Division. The Internal Audit Division directly reports to the Chairman and Chief Executive Officer and the Group’s Accounts and Audit Committee.

The report further describes SCOR’s action plan for 2004, mainly aimed at further improvement of internal control systems and implementation of testing programs primarily dedicated to the Paris based entities and designed to allow regular appraisals of the appropriateness and effectiveness of internal control procedures.

Item 16.

A. Audit Committee Financial Expert

Our Supervisory board has concluded that one of our audit committee members, Mr. Helman Le Pas de Sécheval, qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F.

From 1998 to 2001, Mr. Le Pas de Sécheval directed the financial information and operations department at the COB (Commission des Opérations de Bourse, now AMF: Autorité des Marchés Financiers), before being appointed Group Chief Financial officer of Groupama in November 2001. He holds various non-executive positions for GAN Insurance in France and abroad as well as for other financial companies.

B. Code of Business and Ethics and Corporate Governance

Code of Business Conduct and Ethics

SCOR has put in place since 1996, a Code of Ethics circulated to all members of personnel. This Code sets out the fundamental values and principles of the Group and provides guidance in the resolution of potential legal and ethical issues facing employees. In particular, it deals with questions of business confidentiality, use of privileged information, financial disclosure, relations with our customers and competitors, and conflicts of interest. A copy of our Code of Ethics is available on our website at www.scor.com

C. Principal Accountant Fees and Services

The following auditors are presented in decreasing order according to the global amount of fees paid to them by the Group. All amounts are in euros.

Ernst & Young	2003	2002

Audit Fees	4,035,302	2,877,464
Audit-Related Fees(1)	1,096,473	27,852
Tax Fees(2)	142,641	1,051,918
All Other Fees(3)	0	286,155

Total	5,274,416	4,243,389

Mazard & Guérard	2003	2002

Audit Fees	390,800	279,000
Audit-Related Fees(1)	65,000	0
Tax Fees(2)	0	0
All Other Fees(3)	0	156,750

Total	455,800	435,750

(1)	Audit-Related Fees are fees generally related to due diligence investigations, audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, review of prospectuses issued by us, and to other assignments relating to internal accounting functions and procedures.

(2)	Tax Fees are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee tax services.

(3)	All Other Fees mainly relate to treasury control reviews and process improvement and advice.

Audit Committee Pre-Approval Policies and Procedures

SCOR’s Accounts and Audit Committee organizes the procedure for selecting the independent auditors and provides a recommendation to the board of directors regarding their appointment and their terms of compensation. The Accounts and Audit Committee also monitors compliance with principles and rules relating to auditor independence.

In addition, all audit and non-audit services provided by independent auditors must be pre-approved by SCOR’s Accounts and Audit Committee. In 2003, the Audit Committee pre-approved all the services provided by SCOR’s external auditors [on a case-by-case basis]. In March 2004, our Board of Directors ratified a pre-approval policy recommended by the Accounts and Audit Committee pursuant to which audit engagements will be deemed approved if the payment for each individual service is less than EUR 20,000 and the total payment for all services provided in connection with the engagements is less than EUR 150,000.

During 2002 and 2003, no services were provided by the independent auditors pursuant to the de minimis exception to the pre-approval requirement by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements and financial statements schedules, together with the report of Ernst & Young thereon, are filed as part of this Annual Report:

Pages

Financial Statements
Report of Independent Auditors	F-1
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-2 – F-3
Consolidated Statements of Income for the Years Ended December 31, 2003, 2002 and 2001	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2003, 2002, and 2001	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2003, 2002, and 2001	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002, and 2001	F-7
Notes to Consolidated Financial Statements	F-8 – F-47
Schedules
Schedule I – Summary of Investments – Other than Investments in Related Parties	S-1
Schedule III – Supplementary Insurance Information	S-2
Schedule IV – Reinsurance	S-3
Schedule V – Valuation and Qualifying Accounts	S-4
Schedule VI – Supplemental Information Concerning Property-Casualty Insurance Operations	S-5

All other schedules have been omitted because they are not required under the applicable instructions.

Item 19.	Exhibits

Exhibit 1:
Translation from French into English of the Company’s Statuts, or bylaws, as last amended on May 18, 2004	E-1 – E-7
Exhibit 4:
Summary in the English language of (i) the credit line agreement, dated December 26, 2002, as amended on November 13, 2003 entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank, relating to the issuance of letters of credit in an aggregate amount up to USD 900 million and (ii) the credit line agreement, dated November 14, 2003, entered into by and among SCOR VIE, a syndicate of banks and BNP Paribas as agent and as Issuing Bank, relating to the insurance of letters of credit in an aggregate amount up to USD 110 million.
E-8 – E-14
Exhibit 8:
List of subsidiaries	E-15
Exhibit 12.1:
Certifications of Chief Executive Officer	E-16
Exhibit 12.2:
Certifications of Chief Financial Officer	E-17
Exhibit 12.3:
Certifications of Chief Executive Officer	E-18
Exhibit 12.4:
Certifications of Chief Financial Officer	E-19

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of SCOR and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statements schedules listed in the Index at Item 18. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCOR and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1.14 to the consolidated financial statements, during 2001 the Company adopted the practice of discounting SCOR US subsidiaries tabular workers’ compensation reserves and also as discussed in Note 1.23, during 2002, the Company changed its method of accounting for goodwill.

ERNST & YOUNG
Represented by Alain Vincent

Paris, France

June 29, 2004

SCOR

CONSOLIDATED BALANCE SHEETS

ASSETS

		As of December 31,

	Notes	2002	2003

		(EUR, in millions)
Investments
Fixed maturities, available for sale, at fair value (amortized cost: EUR 5,886 in 2002 and EUR 5,628 in 2003)	1,2,12	6,107	5,698
Equity securities, available for sale, at fair value (cost EUR 619 in 2002 and EUR 307 in 2003)	1,2,12	573	269
Trading equity securities, at fair value (cost: none in 2002 and EUR 26 in 2003)	1,2,12	–	34
Short-term investments, at cost	1,12	198	–
Other long-term investments	1,2	345	295

Total investments		7,223	6,296

Cash and cash equivalents	1,12	1,788	1,824

Accrued interest income		109	103

Reinsurance balances receivable
Property-Casualty	1	797	681
Life	1	234	68

Total reinsurance balances receivable		1,031	749

Accrued premiums receivable, net of commissions
Property-Casualty	1,3	875	575
Life	1,3	214	185

Total accrued premiums receivable, net of commissions		1,089	760

Property-Casualty
Reinsurance recoverable on unpaid losses and LAE	1,3	1,067	673
Prepaid reinsurance premium	1,3	130	76

Total		1,197	749

Life
Reinsurance recoverable on reserves for future policy benefits	1,3	511	401

Deferred policy acquisition costs, net		454	483
Credits for deposits with ceding companies	1	1,249	1,202
Deferred income tax benefits	1,7	438	17
Derivative financial instruments	1,13	21	79
Fixed assets, net	1	20	13
Intangible assets	1	62	56
Advances to and investments in affiliates	1,5	57	51
Goodwill	1	260	239
Other assets		427	444

Total assets		15,936	13,466

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

		As of December 31,

	Notes	2002	2003

		(EUR, in millions)
Property-Casualty
Losses and loss adjustment expenses reserves, gross	1,16	7,967	7,003
Unearned premium reserves, gross	1	1,617	1,124

Total		9,584	8,127

Life
Reserve for future policy benefits	1,15	2,368	2,562

Funds held under reinsurance treaties	1,3	683	529

Reinsurance balances payable
Property-Casualty	1	312	232
Life	1	220	38

Total reinsurance balances payable		532	270

Convertible subordinated debentures	6,12	251	257
Long term debt	6	446	579
Notes payable	6,12,13	62	36
Debt due within one year		12	14
Commercial paper	6,12,13	–	–
Derivative financial instruments	13	26	9
Other liabilities		416	427
Deferred taxes	1,7	224	56
Minority interest	14	187	172

Total liabilities		14,791	13,038

Contingencies	17	–	–
Shareholders’ Equity
Common stock, 136,544,845 shares in 2002 and 2003 authorized and issued	1,9	520	136
Additional paid-in capital		802	1,186
Catastrophe reserve, net of tax	11	6	–
Retained earnings		(355)	(931)
Accumulated other comprehensive income	1,4	172	39
Treasury stock, at cost (none in 2002 and 489,500 shares in 2003)		–	(2)

Total shareholders’ equity		1,145	428

Total liabilities and shareholders’ equity		15,936	13,466

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,

	Notes	2001	2002	2003

		(EUR, in millions)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 102 in 2001, EUR 97 in 2002 and EUR 195 in 2003	1,3,15	546	578	517
Property-Casualty premiums earned, net of premiums ceded totaling EUR 547 in 2001, and EUR 471 in 2002 and EUR 292 in 2003	1,3,15	3,107	3,575	2,807
Net investment income	1,2,15	347	381	321
Net realized gains (losses) on investments	1,2,15	10	(52)	116

Total revenues		4,010	4,482	3,761

Expenses
Life claims, net of reinsurance recoveries totaling, EUR 90 in 2001, EUR 41 in 2002 and EUR 172 in 2003	1,3,15	451	459	421
Property-Casualty claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 1,051 in 2001, EUR 139 in 2002 and EUR 79 in 2003	1,3,15	3,177	3,455	2,769
Policy acquisition costs and commissions	1,15	848	909	742
Underwriting and administration expenses	1,15	209	208	165
Foreign exchange loss (gain), net		(8)	(61)	(99)
Amortization/impairment of goodwill	1	17	17	–
Other operating expenses (income), net		(1)	19	22

Total expenses		4,693	5,006	4,020

Income (loss) before taxes, minority interests, income from investments accounted for by the equity method and change in accounting principle		(683)	(524)	(259)

Income tax	1,7	273	(28)	(293)

Income (loss) before minority interests, income from investments accounted for by the equity method and change in accounting principle		(410)	(552)	(552)

Minority interests		(1)	(13)	(26)

Income (loss) before income from investments accounted for by the equity method and change in accounting principle	1,5	(411)	(565)	(578)

Income from investments accounted for by the equity method		4	4	1

Income (loss) before change in accounting principle		(407)	(561)	(577)

Cumulative effect of change in accounting principle, net of tax EUR 22 in 2001(1)	1	42	–	–

Net income (loss)		(365)	(561)	(577)

		(EUR, except number of
		shares in thousands)
Basic earnings per share
Income (loss) before cumulative effect of change in accounting principle		(11.98)	(4.11)	(4.23)
Cumulative effect of a change in accounting principle, net of tax		1.24	–	–

Basic earnings per share available to common stockholders	1,9	(10.74)	(4.11)	(4.23)

Diluted earnings per share
Income (loss) before cumulative effect of change in accounting principle		(10.50)	(4.11)	(4.23)
Cumulative effect of a change in accounting principle, net of tax		1.10	–	–

Diluted earnings per share available to common stockholders	1,9	(9.40)	(4.11)	(4.23)

Weighted average number of shares outstanding,
basic	1,9	33,971	136,592	136,300

diluted	1,9	38,288	136,592	136,300

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,

	Notes	2001	2002	2003

		(EUR, in millions)
Net income (loss)		(365)	(561)	(577)

Other comprehensive income, net of tax
Foreign currency translation adjustment	1, 4	18	(80)	(61)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	1, 4	15	74	(53)
Equity securities	1, 4	–	(10)	22
Investments accounted for by the equity method	1, 4	(18)	–
Less: reclassification adjustment for prior periods appreciation included in net income	1, 4	(25)	66	(41)

Other comprehensive income		(10)	50	(133)

Comprehensive income		(375)	(511)	(710)

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	As of December 31,

	2001	2002	2003

	(EUR, in millions)
Ordinary Shares
Balance at beginning of year	133	157	520
Issuance of Ordinary Shares – Sorema acquisition	24	–
Issuance of Ordinary Shares – Public issue	–	377	–
Change in Ordinary Shares Value – from 3,85€ per share to 1€ per share	–	–	(384)
Cancellation of Ordinary Shares – Treasury stock	–	(14)

Balance at end of year	157	520	136

Additional paid-in capital
Balance at beginning of year	656	976	802
Issuance of Ordinary Shares – Sorema acquisition	319	–	–
Issuance of Ordinary Shares – Public issue	–	(14)	–
Issuance of Ordinary Shares – exercise of stock options	1	–	–
Change in Ordinary Shares Value – from 3,85€ per share to 1€ per share	–	–	384
Cancellation of Ordinary Shares – Treasury stock	–	(160)

Balance at end of year	976	802	1,186

Accumulated other comprehensive income
Balance at beginning of period	132	122	172
Unrealized appreciation (depreciation) on investments, net of reclassification adjustment	(28)	130	(72)
Currency translation adjustments	18	(80)	(61)

Balance at end of period	122	172	39

Catastrophe reserve
Balance at beginning of year	12	11	6
Allocation during year	(1)	(5)	(6)

Balance at end of year	11	6	–

Retained earnings
Balance at beginning of year	626	215	(355)
Net income	(365)	(561)	(577)
Allocation to catastrophe reserve	1	5	6
Dividends	(53)	(11)	–
Others	6	(3)	(5)

Balance at end of year	215	(355)	(931)

Treasury stock
Balance at beginning of year	(164)	(171)	–
Cancellation (Purchase) of treasury shares	(7)	171	(2)

Balance at end of year	(171)	0	(2)

Total Shareholders’ equity	1,310	1,145	428

Ordinary Shares
Balance at beginning of year	34,793,846	41,244,216	136,544,845
Exercise of stock options	80,000	16,158	–
Issuance of Ordinary Shares – Sorema acquisition	6,370,370	–	–
Issuance of Ordinary Shares – Public issue	–	99,024,888
Treasury stocks(1)	–	(3,740,417)	(489,500)

Balance at end of year	41,244,216	136,544,845	136,055,345

(1)	Effectively cancelled for 2002

For more information on the Group’s share capital evolution, see Note 9. Share Capital and Earnings per Share.

See accompanying Notes to Consolidated Financial Statements

SCOR

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Cash flows from operating activities
Net income before minority interests	(364)	(548)	(551)
Adjustments to reconcile net income to net cash provided by operating activities
Change in reinsurance recoverable on unpaid losses	(745)	255	287
Change in prepaid insurance premiums	(60)	12	40
Change in losses and LAE reserves, gross	1,517	467	(199)
Change in Life reserves for future policy benefits	33	99	533
Change in unearned premium reserves, gross	128	192	(375)
Deferred policy acquisition costs	12	(116)	(66)
Realized investment gains and losses	48	(3)	(122)
Other amortization and change in other provisions	12	73	56
Change in deferred tax	(260)	46	258
Unrealized foreign exchange gains or losses	(1)	(92)	(102)
Affiliated income accounted for under equity method	(4)	–	–
Cash dividends received from affiliates accounted for under equity method	8	–	–
Changes in assets and liabilities
Premium and loss balances, net	328	(47)	(35)
Change in accrued reinsurance balance payable	(306)	409	232
Change in deposits with ceding companies	(108)	(275)	13
Change in funds held under reinsurance treaties	(28)	(99)	(53)
Change in sundry debtors and creditors	(200)	(102)	(7)
Other	(1)	(2)	(10)

Net cash provided by (used in) operating activities	9	269	(101)

Cash flows from investing activities
Sales, maturities or redemptions of fixed maturities available for sale	4,395	8,649	6,145
Sales of equity securities	2,367	526	159
Net sales (purchases) of short-term investments	(259)	174	169
Investments in fixed maturities available for sale	(3,134)	(9,876)	(6,112)
Investments in equity securities	(2,172)	(273)	(165)
Acquisitions of fixed assets	(59)	–	–
Disposals of fixed assets	55	–	46
Investment in consolidated affiliates	2	(11)	5
Investment in reinsurance companies	(342)	275	–
Long term loans	(7)	13	26

Net cash provided by (used in) investing activities	846	(523)	273

Cash flows from financing activities
Dividends paid	(53)	(11)	–
Repayment of borrowings	(491)	(1,864)	(111)
Proceeds from borrowings	774	1,841	194
Issuance of shares	345	363	(3)
Increase (decrease) on minority interests	174	(19)	(40)
Purchase of treasury stock	(7)	(3)	(2)

Net cash provided by (used in) financing activities	742	307	(38)

Effect of exchange rate changes on cash	(7)	(57)	21

Net increase (decrease) in cash and cash equivalents	1,590	(4)	231

Cash and cash equivalents at beginning of year	247	1,927	1,788
Effect of changes in exchange rates on cash beginning	6	(135)	(195)
Changes in consolidation scope	84	–	–

Cash and cash equivalents at end of year	1,927	1,788	1,824

See accompanying Notes to Consolidated Financial Statements

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	The Company and Significant Accounting Policies

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

1.1.     Significant and subsequent events

The year 2003 was strongly impacted by the ongoing increasing losses related to business written from 1997 to 2001, especially in the United States, whereas the business written during 2002 and 2003 still show profits all over the world

The total withdrawal from certain lines of business in the United States (program business and buffers layers) and in Bermudas (workers’ compensation), the constructive handling of these activities on run off notably through commutations and the complete exit from credit derivative exposure, will allow to reduce significantly the potential loss inherent to these contracts.

These ongoing losses led to successive downgrading of SCOR’s financial strength rating during 2003. Despite an improvement of the rating to BBB+ (Standard & Poor’s) on December 2, 2003, business in the fourth quarter of 2003, but especially the business renewals on January 1, 2004, were significantly impacted by these rating.

As far as finance is concerned, the realization of capital gains on bonds thanks to decreasing rates, the profit generated by the sale of the SCOR building and a very favorable exchange rate, contribute to reduce the year’s loss.

In order to maintain and reinforce the Group’s financial strength, a EUR 751 million capital increase has been launched on December 9, 2003 and finalized on January 7, 2004. The proceeds of the offering will be used to strengthen the Group’s shareholders’ equity, to support existing credit facilities and to improve the Group’s operational and financial flexibility. The proceeds of this offering, net of charges, amounted to EUR 708 million.

The Company’s shareholders’ meeting held on May 18, 2004, approved the 2003 French GAAP annual financial statements and decided to give authorization to issue shares and debt securities. Based on this authorization to the Board, SCOR launched on June 24, 2004, an offering of bonds convertible and/or exchangeable into new or existing shares of SCOR due January 1, 2010 of nominal value EUR 2.00 each, for an aggregate principal amount of EUR 180,000,000 and with a 4.125% coupon. The offering size may be increased to EUR 200,000,000 maximum in the event that the over-allotment option granted to the Joint Lead-Managers and Joint Bookrunners is exercised in full.

This public offering of securities is being made exclusively to residents of France who are physically present in France and therefore not in the United States or in any other jurisdiction.

The proceeds of the offering are excepted to permit the Company to improve the structure of its existing indebtedness by extending its maturity, in particular by prioritizing the refinancing of its outstanding convertible OCEANE bonds due January 1, 2005.

1.2.     Basis of presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP. The Company and its domestic subsidiaries maintain their books in conformity with French generally accepted accounting principles, and its foreign subsidiaries in conformity with those of the countries of their domicile. The financial statements of those consolidated entities have been adjusted to conform to U.S. GAAP.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The accompanying financial statements include the accounts of SCOR and its majority-owned and controlled domestic and foreign subsidiaries. Investment in 20% to 50% owned affiliates are accounted for by the equity method.

Unistrat is the only company within the Group to be accounted for by the equity method. As of December 31, 2003, Unistrat’s book value and consolidated net income represented EUR 14 million and EUR 1.15 million, respectively.

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

The functional currency of each entity of the Group is the currency in which that entity primarily conducts its business. For most of the Group’s foreign subsidiaries the local currency is the functional currency. In accordance with Statement of Financial Accounting Standard No. 52 (“SFAS 52”), “Foreign Currency Translation,” financial statements of subsidiaries whose functional currency is not euro are translated into euro equivalents using the current rate of exchange existing at period-end for assets and liabilities, and the average yearly exchange rate for revenues and expenses. Related translation adjustments are reported as a separate component of shareholders’ equity.

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.6.	Cash and cash equivalents

The Group considers all highly liquid investments with an original maturity of three months or less, consisting essentially of short-term marketable securities and time deposits, as cash equivalents. Short-term marketable securities are valued at the lower of cost or market on an individual basis.

1.7.	Premiums earned

Premiums from short duration contracts are recognized as revenue evenly as insurance protection is provided. That part of premiums estimated to be billable but which has not been notified by ceding companies upon the financial statement date is estimated and booked as accrued premiums receivable. Unearned premium reserves represent the portion of premiums written that relates to the unexpired terms of contracts and policies in force. Such reserves are computed by pro rata methods based on statistical data or reports received from ceding companies. Premiums for long-duration contracts are recognized as revenue when due from policyholders. To the extent that the Company’s contracts permit a retrospective charge to the ceding company for additional premiums, such premiums are accrued as premiums receivable based on experience under the contract.

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

For FASB 60 policies, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. The deferred policy acquisition costs (DAC) relating to the life reinsurance business accounted for under FASB 97 are amortized based on a percentage of our expected gross profits (EGPs) over the life of the underlying policies. Our estimated EGPs are computed based on assumptions related to the underlying policies written, including the lives of the underlying policies, and, if applicable, growth rate of the assets supporting the liabilities. We amortize deferred policy acquisition costs by estimating the present value of the EGPs over the lives of the insurance policies and the calculate a percentage of the policy acquisition cost deferred as compared to the present value of the EGPs. That percentage is used to amortize the deferred policy acquisition cost such that amount amortized over the life of the policies results in a constant percentage of amortization when related to the actual and future gross profits.

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

The present value of the future profits (PVFP) booked in respect of SCOR Life Re business acquired July 1, 2000, decreased in 2001 from EUR 165 million to EUR 150 million end of December 2001, resulting in an interest of EUR 7 million, a favorable exchange rate fluctuation for an amount of EUR 8 million, the creation of

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

new business of EUR 2 million, and an additional EUR 32 million amortization of PVFP. In 2002, the present value of future profits decreased from EUR 150 million to EUR 111 million end of December 2002, resulting in an interest of EUR 5 million, a unfavorable exchange rate fluctuation for an amount of EUR 23 million, and an additional EUR 21 million amortization of PVFP. In 2003, the present value of future profits decreased from EUR 111 million to EUR 80 million end of December 2003, resulting in an interest of EUR 4 million, a unfavorable exchange rate fluctuation for an amount of EUR 19 million, and an additional EUR 16 million amortization of PVFP.

In our property-casualty business, deferred acquisition costs represent the portion of commissions pertaining to contracts in force at year-end over the period for which premiums are not yet earned, and are written down over the residual duration of the contracts in question.

Premium deficiency reserves are established for the amount of the anticipated losses, loss adjustment expenses, commissions and other acquisition costs and maintenance costs that have not previously been expensed in excess of the recorded unearned premium reserve and future installment premiums on existing policies.

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

1.11	Impairment or Disposal of Long-Lived Assets

The Group accounts for long-lived assets in accordance with the requirements of Statement of Financial Accounting Standards No. 144 ( “SFAS 144”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS 144 requires that long-lived assets and certain identifiable intangibles held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable.

1.12.	Goodwill

The excess of purchase price over the fair value of the net assets acquired of a company restated to fair value at the date of purchase, is recorded as goodwill. Under FASB 142 (“Goodwill and other intangible assets”), goodwill is not amortized but is subject to an assessment for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. If the goodwill is higher than its fair value, an impairment is recorded in the statement of income. During 2002, Commercial Risk Partners’ goodwill, which is included in the Alternative Risk Transfer segment, was determined to be fully impaired.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.13.	Uncollectible reinsurance balances

The Company establishes provisions for uncollectible reinsurance balances based on management’s assessment of the collectibility of the outstanding balances. Such provisions were EUR 9 million and EUR 8 million as of December 31, 2003 and December 31, 2002.

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

The Group discounts certain reserves for losses and loss adjustment expenses relating for the most part to workers’ compensation claims, over the estimated payment period of the liabilities. The discount rate is based on risk-free rates of return for investments of similar duration, and the discount rate is a locked in rate unless there are indications that the assets supporting the liabilities are returning a significantly lower rate. Loss and loss adjustment reserves discounted at December 31, 2003 and 2002 were discounted at rates ranging from 3.7% to 8.1% and the amount of those discounted reserves were EUR 449 million and EUR 1,208 million, at December 31, 2003, and 2002, respectively. During 2001, SCOR US adopted the practice of discounting tabular workers’ compensation claims for statutory and U.S. GAAP using an interest rate of 5%. The Company believes that discounting such claims is preferable since it more closely matches revenues and expenses, better reflects the economic reality of paying the fixed amounts over a long period of time. The impact of the discount on SCOR US technical reserves as at December 31, 2003 amounts to EUR 59.5 million, compared to EUR 68.7 million as at December 31, 2002.

Likewise, the impact of the discount on CRP’s technical reserves as at December 31, 2003 amounts to EUR 44 million, compared to EUR 140 million as at December 31, 2002. This decrease is mostly due to the commutations that occurred during 2003.

Management believes that the reserve for losses is adequate to cover the ultimate net cost incurred. However, the reserve is necessarily an estimate and the amount ultimately paid may be more or less than the estimate.

The Group has to place significant reliance on the information obtained from its cedants to develop assumptions to estimate its ultimate liability. The subsequent development of these liabilities might not conform to the assumptions inherent in their determination. As a result, the amounts ultimately settled could vary significantly from the estimates included in the accompanying consolidated financial statements.

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

SCOR accounts for its employee stock option plans in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and discloses in Note 10 pro forma net

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income and earnings per share as if the fair-value based method of accounting defined in Statement of Financial Accounting Standards No. 123 (“SFAS 123”) and amended by Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock Based Compensation” were applied. SFAS 123 and SFAS 148 establish financial accounting and reporting standards for stock-based employee compensation plans. The Statement defines a fair-value based method of accounting for stock-option plans whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. It encourages all entities to adopt that method of accounting for all of their employee stock compensations plans, but also allows an entity to continue to measure compensations costs for those plans using the intrinsic value based method of accounting prescribed by APB 25.

1.16.	Accounting for income taxes

The Group accounts for income taxes in accordance with the requirements of Statement of Financial Accounting Standard No. 109 (“SFAS 109”) “Accounting for Income Taxes.” SFAS 109 provides for a liability approach under which deferred income taxes are calculated based upon enacted tax laws and rates, applicable in the various jurisdictions in which the Group operates, to the periods in which the tax becomes payable. Deferred tax assets and liabilities as of December 31, 2003 and 2002 reflect in respect of French jurisdiction, a surcharge of 3% for 2003 and 2002. Deferred tax assets and liabilities as of December 31, 2003 and 2002 reflected the 3% and 6% exceptional surcharge, respectively applicable to tax years 2004 and 2003. Under SFAS 109, valuation allowances are recorded against deferred tax assets that are “more likely than not” to be not realizable in the future. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, SCOR used the same assumptions and projections utilized in internal forecasts. Since the company has experienced 3 consecutive years of tax loss, these estimates can no longer be used in assessment of the recoverability of the deferred tax assets. Nevertheless SFAS 109 requires that valuation allowances be recorded if the company has experienced 3 consecutive years of tax loss. Therefore, SCOR recorded an additional impairment of EUR 385 million in 2003 after EUR 138 million recorded as an impairment during 2002.

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

The Group discloses pensions and other postretirement benefits in accordance with the requirements of Statement of Financial Accounting Standards No. 132 (“SFAS 132”), “ Employers’ disclosures about Pensions and Other Postretirement Benefits.” SFAS 132 suggests combined formats for presentation of pension and other postretirement benefit disclosures, and does not change the measurement or the recognition of those plans.

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The Group has organized its business into five major segments based on the type of reinsurance markets it targets. Responsibilities and reporting within the Group are established based on this structure: Property-Casualty treaty reinsurance, Life/Accident & Health reinsurance, Large Corporate Accounts reinsurance, credit, surety and political risks reinsurance and Alternative reinsurance. Other activities include investment revenue allocated to shareholders’ equity, amortization of goodwill and investments accounted for by the equity method. As disclosed in Note 15, for each activity SCOR reports earnings before income tax and minority interests, as used for management purposes.

1.21.	SOREMA

On July 1, 2001 SCOR Group took full control of two reinsurance subsidiaries of GROUPAMA, SOREMA S.A., a French company and SOREMA N.A., an U.S. company

The SOREMA companies specialize in Property & Casualty reinsurance, mainly in Europe, North America and Asia. We intend to maintain unchanged these companies’ portfolio of reinsurance products and services. Management believes they are to strengthen our competitive stance without significantly altering the balance between our three core activities: Property & Casualty, Life, Accident & Health and Specialty reinsurance.

As part of this transaction, GROUPAMA agreed to cover its liabilities in respect of run-off of technical reserves for the 2000 and previous reinsurance years. The aforementioned agreement was settled in the form of a retrocession contract coupled with a general guarantee. At the end of December 2003, the sum of EUR 240 million was booked in the accounts of SCOR as a receivable from GROUPAMA related to the guaranty provided. This amount may be revised at the expiration of the guarantee period i.e. June 30, 2007.

Goodwill has been calculated on the basis of the financial statements drawn up at June 30, 2001. SOREMA operating results have been consolidated since July 1, 2001. Several adjustments have been made to evaluate at

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value assets and liabilities: technical reserves have been increased, deferred tax assets and deferred acquisition expenses have been written down, and restructuring charges have been booked. The goodwill after these adjustments amounts was EUR 88 million, of which 17 millions allocated to licenses of SOREMA N.A at the end of December 2001. At the end of December 2002, an ultimate calculation including definitive operations related to SOREMA acquisition show a goodwill of EUR 97 million. SOREMA S.A. was merged into SCOR following the Extraordinary Shareholders’ meeting of December 21, 2001.

Simplified balance sheets of SOREMA S.A. and SOREMA N.A. as of June 30, 2001 are presented below:

	Soreama S.A.	Sorema N.A.	Total

	(EUR, in millions)
ASSETS
Investments and cash and cash equivalent	510	517	1,027
Property-casualty reinsurance balances receivable	48	151	199
Property-casualty accrued premiums receivable, net of commissions	218	19	237
Property-casualty reinsurance recoverable on unpaid losses and LAE	140	245	385
Fixed and other assets	119	127	246

Total assets	1,035	1,059	2,094

LIABILITIES AND SHAREHOLDERS’ EQUITY
Property-casualty underwriting reserves, gross	888	743	1,631
Funds held under reinsurance treaties	3	74	77
Property-casualty reinsurance balances payable	0	37	37
Financial debt	0	5	5
Accrued expenses	23	43	66
Total shareholders’ equity	121	157	278

Total liabilities and shareholders’ equity	1,035	1,059	2,094

1.22.	Reclassifications and Presentation

Certain reclassifications of the consolidated financial statements and related footnote amounts in the years ended December 31, 2002 and 2001 have been made to conform to the presentation in the year ended December 31, 2003.

1.23.	Recent Accounting Developments

SFAS No. 142 “Goodwill and Other Intangible Assets” changes the current accounting model that requires amortization of goodwill, supplemented by impairment tests, to an accounting model that is base solely upon impairment tests. The provisions of SFAS No. 142 related to accounting for goodwill and intangible assets was generally effective at the beginning of 2002, except among other things, that goodwill and identifiable intangible assets with indefinite lives arising from combinations completed after June 30, 2001 are not amortized.

The company has introduced systematic annual goodwill impairment testing, by application of the SFAS 142 standard, in order to ascertain the fair value of goodwill. These tests are based primarily on a battery of methods, notably the “super profit” and “discounted technical reserves” methods.

As applied to the financial statements at December 31, 2002, these tests call for goodwill recognized in the reporting unit that contents the Bermuda subsidiary Commercial Risk Partners to be written off in full for EUR 17 million.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

After being reviewed by SCOR, the application of FAS 142 had an impact described as follows :

	2001	2002	2003

	(EUR, in millions except for
	earnings-per-share amounts)
Disclosure
Reported net income/(loss)	(365)	(561)	(577)
Add back: goodwill amortization	17	–	–

Adjusted net income/(loss)	(348)	(561)	(577)

Basic earnings-per-share
Reported net income	(10.74)	(4.11)	(4.23)
Add back: goodwill amortization	0.50	–	–

Adjusted net income	(10.24)	(4.11)	(4.23)

Diluted earnings-per-share
Reported net income	(9.40)	(4.11)	(4.23)
Add back: goodwill amortization	0.44	–	–

Adjusted net income	(8.96)	(4.11)	(4.23)

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The adoption of SFAS No 146 did not have impact on the presentation made in the 2003 financial statements.

In November 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others”, an interpretation of SFAS Nos. 5, 57 and 107, and rescission of FIN No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation were applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material impact on the Company’s results of operations, financial position or cash flows.

In December 2002, SFAS No. 148, “Accounting for Stock-based Compensation-Transition and Disclosure”, an amendment of FASB Statement No. 123, was issued and amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 were effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under that interpretation, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

held, certain disclosures are required. The measurement principles of this interpretation will be effective for the Company’s 2004 financial statements. The company has not yet determined the impact of this standard.

SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. This standard did not have a material impact on the financial condition or results of operations of SCOR.

SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For SCOR, FAS 150 will only be effective for 2004 interim financial statements. The company has not yet determined the impact of this standard.

In July 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-1, “Accounting For and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1). This statement is effective as of January 1, 2004, and will require SCOR to recognize a liability for guaranteed minimum death benefits and other living benefits related to its variable annuity and variable life contracts and to modify certain disclosures and financial statement presentations for these products. The company has not yet determined the impact of this standard. In April 2003, the FASB released FAS 133 Implementation Issue B36 (“DIG Issue B36”), “Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposure That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments”. The FASB has clarified that an instrument that incorporates credit risk exposures that are either unrelated or only partially related to the creditworthiness of the instrument’s obligor has an embedded derivative that is not considered “clearly and closely related” to the economic characteristics and risks of the host contract. The company has not yet determined the impact of this standard.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2.     Investments

The amortized cost and estimated fair value of fixed maturities as of December 31, 2003, by contractual maturity is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2002

	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities available for sale
Debt securities issued or guaranteed by the French government or its agencies	677	4	(1)	680
Debt securities issued or guaranteed by the U.S. government or its agencies	1,159	19	–	1,178
Obligations of U.S. states and political subdivisions	287	19	–	306
Debt securities issued or guaranteed by the European Union	772	24	(4)	792
Debt securities issued or guaranteed by other national, state or local governments or their agencies	320	18	–	338
Corporate debt securities	1,434	62	(4)	1,492
Mortgage-backed securities	1,182	91	(6)	1,268
Other debt securities	55	–	(1)	53

Total fixed maturities available for sale	5,886	237	(16)	6,107

Equity securities, available for sale	619	9	(55)	573

Total investments carried at fair value	6,505	246	(71)	6,680

	As of December 31, 2003

	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities available for sale
Debt securities issued or guaranteed by the French government or its agencies	1,211	4	(14)	1,201
Debt securities issued or guaranteed by the U.S. government or its agencies	1,213	7	(5)	1,215
Obligations of U.S. states and political subdivisions	152	5		157
Debt securities issued or guaranteed by the European Union	645	8	(10)	643
Debt securities issued or guaranteed by other national, state or local governments or their agencies	309	14		323
Corporate debt securities	1,191	30	(3)	1,218
Mortgage-backed securities	873	44	(7)	910
Other debt securities	34		(3)	31

Total fixed maturities available for sale	5,628	112	(42)	5,698

Equity securities
Equity securities, available for sale	281	10	(22)	269
Trading securities	26	8		34

Total equity securities	307	18	(22)	303

Total investments carried at fair value	5,935	130	(64)	6,001

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2003

	Amortized	Estimated
	cost	fair value

	(EUR, in millions)
Available for sale
Due within one year or less	525	522
Due after one year through five years	2,378	2,408
Due after five years through ten years	1,851	1,876
Due after ten years	873	891

Total	5,628	5,698

Actual maturities could differ from the contractual maturities because the borrows may have the right to call or prepay obligations.

The following table sets forth the split of the Other Long Term Investments as of December 31:

	Year ended
	December 31,

	2002	2003

	(EUR, in millions)
Lands	93	48
Buildings	251	247
Furnitures and equipments	1	–

Total	345	295

The 2003 figure for “Buildings” includes the SCOR building in Paris, sold under a sale-leaseback agreement accounted for using the financing method in December 2003 for an amount of EUR 149 million. The SCOR home office building in Paris, with a carrying value of EUR 81 million in 2003 and EUR 80 million in 2002, is included in the buildings caption.

The Group’s net investment income, comprised primarily of interest and dividends, was derived from the following sources:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Investment income
Fixed maturities	379	332	283
Equity securities, dividends	26	6	3
Trading equity securities, net gains (losses)	(56)	53	9
Short term investments and other(1)	92	122	137

Total investment income	441	513	432

Investment expense
Swap interest	13	17	8
Commercial paper	3	8	0
Administration expenses	13	16	29
Other (including convertible debentures interest and discount)	65	91	74

Total investment expense	94	132	111

Net investment income	347	381	321

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Includes swap income of EUR 10 million in 2001, EUR 10 million in 2002 and EUR 3 million in 2003.

Net realized investments gains and losses of the Group were derived from the following sources:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Net realized investment gains (losses)
Fixed maturities	69	72	93
Equity securities(1)	(66)	(119)	13
Trading Equity securities	–	(98)	–
Short term investments and other	7	93	10

Net realized investment gain (losses)	10	(52)	116

(1)	net realized gains on equity securities for 2002 include the gain on sale of shares of COFACE.

The Group has concluded an agreement in late December 2003 to sell its corporate headquarters to an institutional investor for approximately EUR 150 million. With this transaction, SCOR has realized a significant capital gain (EUR 69 million) given the book value of the building. SCOR has entered into a long-term lease agreement with the purchaser and will thereby become a tenant of the building at La Defense. SCOR will also be allowed to sublet certain parts of the premises.

Under FASB 13, 66 and 98, because SCOR has a continuing involvement in the property, the sale leaseback transaction has not been treated as a sale. Therefore the sale is not currently recognized and the asset remains on SCOR’s books. In addition, the sale proceeds are considered as financing and part of SCOR’s debt as of December 31, 2003. Under the financing method, lease payments (EUR 10.3 million per year over 9 years) will reduce the debt over the lease and property will be amortized. Sale will be recognized at the end of the lease at the latest.

The changes in net unrealized gains and losses on investments of the Company (including unrealized gains and losses on trading equity securities that are recognized to the income statement) are derived from the following sources:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Increase (decrease) during period in difference between fair value and cost of investments in equity securities	(59)	93	42
Deferred income tax benefit (expense)	21	(31)	(13)

Increase (decrease) in net unrealized gains (losses) on equity securities	(38)	62	29

Increase (decrease) during period in difference between fair value and cost of investments in fixed maturities	39	93	(110)
Deferred income tax benefit (expense)	(11)	(21)	24

Increase (decrease) in net unrealized gains (losses) on fixed maturities	28	72	(86)
Minority interest	1	(1)	0

Total increase (decrease) in net unrealized gains (losses) on equity securities and fixed maturities	(9)	133	(57)

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the gross unrealized losses and cost on insurance investment securities, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Unrealized Losses

	Less than 12 months		More than 12 months		Total

		Unrealized		Unrealized		Unrealized
	@ fair value	losses	@ fair value	losses	@ fair value	losses

	(EUR, in millions)
Bonds(1)	1,904	(41)	43	(1)	1,947	(42)
Equity securities	9	(2)	131	(20)	140	(22)

Total	1,913	(43)	174	(21)	2,087	(64)

(1)	Primarily relates to the “All other corporate” category

Unrealized gains/losses are the difference between the fair and the cost value of investments. A depreciation is recorded regarding invested lines for which unrealized losses are deemed to be other than temporary.

SCOR recorded impairment losses net of taxes of approximately EUR 22 million in 2003. The determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgment of SCOR’s management and a continual review of investments.

The followings present gross unrealized gains and losses and the related deferred taxes on equity securities and fixed maturities available for sale carried at fair value:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Equity securities
Gross unrealized gains	17	9	10
Gross unrealized losses	(156)	(55)	(22)

Net unrealized gains (losses)	(139)	(46)	(12)

Fixed maturities, at fair value
Gross unrealized gains	153	238	112
Gross unrealized losses	(34)	(17)	(42)
Net unrealized gains (losses)	119	221	70

Total net unrealized gains (losses)	(20)	175	58

Policyholder-related amounts(1)	(57)	(66)	(64)
Deferred tax (liability) asset	32	(20)	(25)
Minority interest	(1)	(2)	0

Shareholders’ net unrealized appreciation (depreciation)	(46)	87	(31)

(1)	amortization of value of business acquired due to the revaluation to the fair value of available for sale securities in application of SFAS 115 (“shadow DAC”).

Note 3.	Reinsurance

The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposure to large losses. Although ceded reinsurance permits recovery of all or a portion of losses from the retrocessional reinsurer, it does not discharge the Group as the primary reinsurer.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Premiums written, premiums earned and loss and LAE incurred for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31, 2001

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Non-Life
Assumed	3,782	3,654	(4,228)
Ceded	(608)	(547)	1,051
Life
Assumed	647	647	(541)
Ceded	(101)	(101)	90

Net	3,720	3,653	(3,628)

	Year ended December 31, 2002

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Non-Life
Assumed	4,239	4,046	(3,611)
Ceded	(460)	(471)	139
Life
Assumed	675	675	(500)
Ceded	(97)	(97)	41

Net	4,357	4,153	(3,931)

	Year ended December 31, 2003

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Non-Life
Assumed	2,724	3,099	(2,837)
Ceded	(252)	(292)	68
Life
Assumed	582	583	(509)
Ceded	(66)	(66)	88

Net	2,988	3,324	(3,190)

For the years ended December 31, 2001, 2002 and 2003, the percentage of net premiums written to gross premiums written was 84.0%, 88.7% and 90% respectively.

Retrocessionaires of the Group are subject to initial review of financial condition before final acceptability is confirmed and to subsequent reviews on an annual basis. The Group, like most reinsurance companies, enters into retrocession arrangements for many of the same reasons primary insurers seek reinsurance, including increasing their premium writing and risk capacity without requiring additional capital and reducing the effect of individual or aggregate losses. Historically, the Group has retroceded risks to retrocessionaires on both a proportional and excess of loss basis. Under its 2003 retrocessional program, the capacity for Property treaties was for any one risk either EUR 10 million per cedent (up to EUR 20 million when no coinsurance on a given book of businesses) or

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EUR 60 million per territory all cedents combined as defined by the Group’s accumulated liability for a risk. For the classes of motor liability, credit and bond, decennial, specific retrocession programs have been established. In 2003, the Group retention was EUR 25 million per risk for facultative Property and EUR 25 million per risk for facultative Casualty.

Paid losses, outstanding losses and IBNR recoverable from retrocessionaires, which are determined to be uncollectible, are charged to operations. No material amount was charged to operations for the years ended December 2003, 2002 and 2001.

The Group withholds funds from retrocessionaires in accordance with retrocessional agreements. Under the terms of the agreements, the Group pays interest on the principal amounts of deposits withheld. Related interest expense was EUR 32 million, EUR 59 million and EUR 61 million in 2003, 2002 and 2001.

Certain reinsurance contracts do not, despite their form, provide for the indemnification of the ceding company by the reinsurer against loss or liability. Such contracts primarily consist of non-proportional excess-of-loss treaties covering catastrophic events, which include profit and loss sharing clauses upon termination or cancellation. In these cases, the premium paid or received has been accounted for as a deposit rather than as premium expense or revenue in accordance with SFAS 113. Amounts recorded as deposits, and classified as other assets, under such contracts totaled none and EUR 10 million as of December 31, 2003 and 2002, respectively. Amounts received and recorded as funds held under reinsurance treaties under such contracts at such dates were EUR 105 million and EUR 175 million as of December 31, 2003 and 2002, respectively.

As of December 31, 2003 and based on the Group’s ceded premiums, there were no Non-Life Property Casualty retrocessionaires whose the share did exceed 20% of the total retrocession.

Note 4.	Comprehensive Income

Related tax effects allocated to each component of other comprehensive income for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31, 2001

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	18	–	18
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	19	(4)	15
Equity securities	–	–	–
Investments accounted for by the equity method	(28)	10	(18)
Less: reclassification adjustment for prior periods appreciation included in net income	(39)	14	(25)

Other comprehensive income	(30)	20	(10)

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2002

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	(80)	–	(80)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	98	(24)	74
Equity securities	(18)	7	(10)
Less: reclassification adjustment for prior periods appreciation included in net income	102	(36)	66

Other comprehensive income	102	(53)	50

	Year ended December 31, 2003

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	(61)	–	(61)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	(59)	6	(53)
Equity securities	34	(12)	22
Less: reclassification adjustment for prior periods appreciation included in net income	(63)	22	(41)

Other comprehensive income	(149)	16	(133)

Net of tax balances of each classification within accumulated other comprehensive income as of December 31, 2001, 2002 and 2003 are as follows:

			Unrealized
		Unrealized	Appreciation	Accumulated
	Foreign Currency	Appreciation	(Depreciation) of	Other
	Translation	(Depreciation) of	Equity Method	Comprehensive
	Adjustment	Investments	Investments	Income

	(EUR, in millions)
Year ended December 31, 2001
Balance at beginning of Period	147	(33)	18	132
Current-period change	18	(9)	(19)	(10)
Balance at end of period	165	(42)	(1)	122
Year ended December 31, 2002
Current-period change	(80)	129	1	50
Balance at end of period	85	87	0	172
Year ended December 31, 2003
Current-period change	(61)	(72)	–	(133)
Balance at end of period	24	15	–	39

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.	Investments accounted for by the equity method

At the end of June 2002, SCOR sold its ownership interest in Coface to NATEXIS. This transaction provides an additional EUR 275 million in liquidity and a net consolidated increase after tax in Group shareholders’ equity of EUR 62 million (EUR 90 million before tax).

Note 6.	Debt

Short-term and long-term debt, as well as designated interest rate swap agreements, consists of the following:

	As of December 31,

	2002		2003

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	(EUR, in millions)
Commercial paper – fixed rate	–	–	–	–
Bank and other short-term loans	12	12	14	14

Total short-term debt	12	12	14	14
Notes payable – fixed rate	62	62	36	36
Convertible subordinated debentures – 1%	251	237	257	252
EUR 200 million debentures – 5.25%	200	200	200	210
EUR 50 million perpetual subordinated debt – EURIBOR + 0.75%	50	50	50	50
USD 100 million 30-year subordinated debt – LIBOR + 0.80%	96	96	79	79
EUR 100 million 20-year subordinated debt – EURIBOR + 1.15%	100	100	100	100
Other long-term debt(1)	–	–	150	150

Total long-term debt	759	745	872	877

Total obligations	771	757	886	891

Fair value of interest rate swap agreements	(1)	(1)	(1)	(1)

Total debt	770	756	885	890

(1)	This relates to SCOR headquarters. For further details, see Note 2.

The notional amount of swap agreements designated as fair value interest risk hedges outstanding as of December 31, 2003 was EUR 10 million. Fair value is based on the discounted amount of future cash flows. Considering that borrowings carry a variable rate of interest, face value approximates fair value. Fair value of convertible subordinated debt is based on quoted market price as of December 31, 2002 and 2003.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2003, the Group was party to a number of interest rate swap agreements to hedge several of its debt securities outstanding. The aggregate fair value of these swaps totaled 1 million euros. The ineffective part of the hedges is recognized in the net income (see note 13).

Debt outstanding was denominated in the following currencies, stated at year-end exchange rates:

	As of
	December 31,

	2002	2003

	(EUR,
	in millions)
Euro	674	656
U.S. Dollar	96	79

Total debt	770	735

Debt, presented by interest rate and reflecting any effect of interest rate swap agreements is as follows:

	As of
	December 31,

	2002	2003

	(EUR,
	in millions)
Below 4%	308	260
4 to 5.5%	10	35
5.5 to 6.5%	204	207
Variable rates based on LIBOR or Euribor	248	233

Total debt	770	735

Related interest expense for the year, was EUR 79 million, EUR 89 million and EUR 70 million, in 2003, 2002 and 2001, respectively.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On March 23, 1999, June 25, 1999 and July 6, 2000, SCOR issued subordinated debts programs for EUR 50 million, USD 100 million and EUR 100 million respectively. All consist of step-up notes under the following conditions:

Principal Amount	Term	Interest Rate		Interest Payment	Redeemable

EUR 50 million	Perpetual	From March, 1999 to March, 2014: EURIBOR for six-month deposits + 0.75%	March 2014 and Thereafter: EURIBOR for six-month deposits + 1.75%	Semi-annual	In whole and not in part, at the option of the Company on or about March 24, 2009, or on any interest payment date falling on or about each fifth anniversary thereafter
USD 100 million	2029	From June, 1999 to June, 2009: LIBOR for three months deposits in USD + 0.80%	From June, 2009 to June, 2029: LIBOR for three months deposits in USD + 1.80%	Quarterly	In whole or in part, at the option of the Company on or about June 25, 2009, or on any interest payment date falling thereafter
EUR 100 million	2020	From July, 2000 to j July, 2010: EURIBOR for three months deposits + 1.15%	From July, 2010 to July, 2020: EURIBOR for three months deposits in USD + 2.15%	Quarterly	In whole but not in part, at the option of the Company on or about July 6, 2010, or on any interest payment date falling thereafter

On June 19, 2002, SCOR issued a unsubordinated debts for EUR 200 million. The notes are issued under the following conditions:

Principal Amount	Term	Interest Rate	Interest Payment	Redeemable

EUR 200 million	2007	From June, 2002 to June, 2007: Fix Rate 5,25%.	Annual	The notes will be redeemed at their principal amount on June 21, 2007.

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Repayments of long-term debt as of December 31, 2003 were scheduled as follows:

Year	Payment

(EUR, in millions)
2004	14
2005	257
2006	–
2007	224
2008	–
Thereafter	240

Total long-term debt	735 (1)

(1)	Excluding EUR 150 million related to the sale of the SCOR building. See Note 2.

At December 31, 2003, the Group had approximately EUR 50 million available in unused short and long-term credit lines.

Note 7.	Income Tax

The provision for income tax consisted of the following components:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Current tax expense (benefit)
French	1	(8)	1
Foreign	8	(11)	32

	9	(19)	33

Deferred tax expense (benefit)
French	(150)	(47)	171
Foreign	(110)	94	89

	(260)	47	260

Total provision for income taxes	(251)	28	293

At December 31, 2003, the most significant change of the net income tax expense is a tax loss resulting of an additional impairment of EUR 385 million based on assets tax recorded in accordance to SFAS 109 due to a net loss result of SCOR US and SCOR for three consecutive years.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The deferred tax assets and liabilities on the consolidated balance sheets reflect timing differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of
	December 31,

	2002		2003

	(EUR,
	in millions)
Deferred tax liability
Deferred policy acquisition costs	91		88
Unrealized appreciation and timing differences on investments	13		5
Equalization reserves	14		16
Catastrophe reserves	4		–
Amortization of goodwill	11		–
Ceding commission acquisition Allstate	14		17
Financial instruments	–		11
Loss carryforward	–		1
Temporary differences and other	77		50

Total deferred tax liability	224		188

Deferred tax asset
Unrealized depreciation and timing differences of investments	–		1
Retirement plan	1		1
Loss carryforward	456	(1)	539
Handling claims reserves	1		–
Loss reserves	75		66
Unearned premium	12		4
Cancellation of internal realized gains on sale of assets	5		5
Portfolio transfer adjustment	18		–
Realized gain (loss) on real estate	–		24
Temporary differences and other	2		–

Total deferred tax asset	438		640
Valuation allowance	(132)		(491)

Net deferred tax asset (liability)	214		(39)

(1)	In 2002, impairments from SCOR US for EUR 68 million and EUR 70 million for SCOR Paris have been recorded.

In the table presented above, deferred tax assets and liabilities are presented by nature, whereas they are presented on the balance sheet, tax-entity (or group) by tax-entity (or group).

As December 31, 2002, we had EUR 214 million of net deferred tax assets, net of impairment from SCOR US loss carry forwards, related principally to domestic and US domiciled loss carry forwards, for which no valuation allowance has been recorded. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal forecasts. Based on these projections, we estimate that the loss carry forwards will be utilized prior the expiration of the loss carry forwards except for a part estimated to EUR 138 million recorded as an impairment loss during 2002. Estimates of future earnings are based on an increase in reinsurance rates, and the absence of major catastrophes like those hitting us in 2002. Should the pretax book income and taxable income instead

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

remain at 2002 levels due to an occurrence of other catastrophes, a valuation allowance would be required. In addition, management believes certain tax planning strategies exist, including its ability to alter the mix of its investment portfolio to taxable investments from tax-exempt investments, which could be implemented if necessary to ensure sufficient taxable income to realize fully its deferred income tax benefits.

At December 31, 2003, we had EUR 39 million of deferred tax liability.

A reconciliation of income tax expense computed by applying the French income tax rate of 35.43% in 2003, 35.43% in 2002 and 36.43% in 2001 to income from operations before income taxes is as follows:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Computed tax expense at statutory rate	(226)	(175)	(66)
Losses carried forward	31	136	366
Tax exempt revenues and expenses	(22)	24	(9)
Changes from statutory tax rate	(11)	40	4
Goodwill and other consolidation adjustments	(23)	–	–
Others, net	–	3	–

Total provision for income taxes	(251)	28	293

Note 8.	Employee Benefits

Item 20.	Pension plans

The Group contributes to retirement plans for its personnel in accordance with laws and practices of each country.

In countries where company-sponsored employee retirement plans exist, primarily the United States, provision is made in the consolidated financial statements in respect of Group employees based on actuarial calculations. In 1997 the Company established a defined benefit retirement plan for certain of its key employees. The plan is noncontributory and provides pension benefits for eligible employees. The plan is funded with contributions to an insurance company.

The following table sets forth the key components of the pension plans as of December 31, 2002 and 2003:

	2003	2002

	in K€
Projected Benefit Obligation at end of year	40,306	41,390
Fair value of Plan Assets at end of year	15,863	14,810
Funded status	(24,443)	(26,580)

Unrecognized elements (actuarial gains/losses, prior service cost)	5,761	6,864

Net amount recognized: (accrued)/prepaid	(18,681)	(19,716)

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002

	in K€
Net periodic pension cost
Service cost	2,087	2,303
Interest cost	2,240	2,375
Expected return on plan assets	(1,195)	(1,533)
Amortization of unrecognized elements	248	20
Impact of curtailment/settlement	19	176

Net periodic pension cost	3,399	3,340

Assumptions
Discount rate	5.24%	5.37%
Expected return on plan assets	7.58%	8.07%

Item 21.	Savings plans

Substantially all employees of the French companies of the Group are eligible to participate in the corporate and statutory profit-sharing plans. Under these plans, the benefits to the employees, calculated based on the net profits for the period and not distributable to the employee for five years, may be contributed to a company savings plan. The Company matches partially the contribution to the savings plan, for a total of none in 2003, 1 million in 2002 and EUR 2 million in 2001.

Funds placed in the company savings plan are invested in highly liquid short-term investments, debt or equity securities or in shares of SCOR, at the option of the employee. The company savings plan is managed by a financial institution.

Assets held by the company savings plan are as follows:

	As of December 31,

	2001	2002	2003

	(EUR, in millions)
Assets held in short-term investments and fixed maturities	11	10	9
Assets held in French stocks	2	2	3
Assets held in Ordinary Shares of SCOR	11	3	1

Note 9.	Share Capital and Earnings per Share

SCOR launched a capital increase on December 9, 2003 for an amount of EUR 751 million, corresponding to the issuance of 682 million of new shares. This operation, which was successful, was finalized on January 7, 2004 and will be recorded in 2004’s accounts. The proceeds of this offering, net of charges, amounted to EUR 708 million.

At December 31, 2003, the number of outstanding shares equaled 136,544,845 of which 489,500 were held by SCOR as treasury stock. At December 31, 2002, the number of outstanding shares equaled 136,544, 845 of which none was held by SCOR as treasury stock. At December 31, 2001, the number of outstanding shares equaled 41,244,216 of which 3,630,417 were held by SCOR as treasury stock.

During 2002 and 2001, and for the year ended December 31, 2001 and 2000, respectively, dividends totaling EUR 11 million and EUR 52 million , respectively were payable.

In accordance with French laws, dividends must be declared in euro and may only be declared on the parent company’s net income for the year and on the parent company’s retained earnings available for distribution calculated in accordance with French accounting principles. As of December 31, 2001, there was no amount

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available for distribution. A distribution of a dividend of EUR 0.30 per share drawn from the special long-term unrealized capital gains reserve was approved by the April 10, 2002 shareholders’ meeting. This purely accounting procedure will entail no additional advance income tax charge. As of December 31, 2002 and 2003, no distribution was done because there was no amount available for distribution.

The following is the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation for the years ended December 31, 2001, 2002 and 2003, respectively:

	Year ended December 31, 2001

	Income	Shares(1)	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	(365)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(365)	33,971	(10.74)

Effect of dilutive securities
Stock options	–	292
Convertible bonds	5	4,025

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(360)	38,288	(9.40)

(1)	Weighted average number of shares outstanding excluding treasury stocks

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

	Year ended December 31, 2002

	Income	Shares(1)	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	(561)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(561)	136,592	(4.11)

Effect of dilutive securities
Stock options	–	–
Convertible bonds	–	–

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(561)	136,592	(4.11)

(1)	Weighted average number of shares outstanding excluding treasury stocks

Any options to purchase Ordinary Shares options outstanding at December 31, 2002 included in the computation of diluted earnings per share because all options’ exercise prices were greater than the average market price of the Ordinary Shares.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2002

	Income	Shares(1)	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	(577)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(577)	136,300	(4.23)

Effect of dilutive securities
Stock options	–	–	–
Convertible bonds	–	–	–

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(577)	136,300	(4.23)

(1)	Weighted average number of shares outstanding excluding treasury stocks

Any options to purchase Ordinary Shares options outstanding at December 31, 2003 included in the computation of diluted earnings per share because all options’ exercise prices were greater than the average market price of the Ordinary Shares.

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

The following table summarizes the changes in options on Ordinary Shares:

	2001	2002	2003

Outstanding at beginning of year	2,425,128	3,065,228	4,915,746
Options granted	826,000	–	3,884,887
Options exercised	(80,000)	(16,158)	–
Options forfeited	(105,900)	(159,850)	(324,721)

Outstanding at end of year	3,065,228	2,889,220 (1)	8,475,912

(1)	Following the capital increase on December 31, 2002, the Company has adjusted the number of shares eligible to subscription to 4,915,746.

Following the capital increase on January 7, 2004, the Company has adjusted the price of the shares covered by options granted and the number of shares under option, pursuant to Section L208-5 of the French July 24, 1966 Act and Article D174-8 of the March 23, 1967 Decree.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The price of shares under option, as set prior to this operation, has been reduced by an amount equal to the product of this price multiplied by the ratio between a) the value of the preferential subscription right and b) the value of the share prior to removal of this right, i.e.:

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

Initial number of options x previous offer price

New offer price as defined below

These calculations have been performed individually and by-plan, and rounded up to the nearest unit.

The table below summarizes the status of option plans before and after the 2004 capital increase.

There are no stock option plans providing for the purchase of or subscription to shares in Group subsidiaries.

	Before issuance of ordinary shares –		After issuance of ordinary shares –
	public issue		public issue

		Options		Options
		outstanding at		outstanding at
PLAN	Exercise price	the end of year	Exercise price	the end of year

	(in EUR)		(in EUR)
1994	10.22	78,156	7.02	113,809
1995	9.59	152,795	6.59	222,498
1996	17.04	510,525	11.70	743,406
1997	21.88	619,847	15.03	902.587
1998	33.08	672,567	22.72	979.358
1999	27.05	653,015	18.58	950,886
2000	28.23	142,956	19.39	208,164
2000	26.46	568,845	18.17	828,330
2001	28.23	845,181	19.39	1,230,713
2001	19.99	347,138	13,73	505,946
2003	4.16	956,000	2.86	1,392,042
2003	5.74	2,928,887	3.94	4,265,223

		8,475,912		12,342,962

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stocks options issued to employees under the various stock options plans and still outstanding at December 31, 2003 are as follows:

	Options outstanding			Options exercisable

		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
Range of Exercise Prices	Outstanding	contractual life	exercise price	exercisable	exercise price

(EUR)			(EUR)		(EUR)
4.16 to 5.74	3,884,887	9.4 years	5.35	–	–
9.59 to 10.22	230.951	1.0 year	9.80	230,951	9.80
17.04 to 21.88	1,477,510	4.3 years	19.76	1,802,939	19.69
26.46 to 27.05	1,221,860	6.1 years	26.78	–	–
28.23 to 33.08	1,660,704	6.3 years	30.19	–	–
4.16 to 33.08	8,475,912	7.2 years	13.49	2,033,890	18.02

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

For purposes of pro forma disclosures, the estimated fair value of the options is recognized to expense according to the options’ graded vesting schedule of 30% at the end of each the first and the second year and 40% at the end of the third year of continued employment, for plans prior to December 31, 1996. For plans established after that date, the estimated fair value of the options is recognized to expense over the vesting period of five or four years. An adjustment to eliminate compensation cost previously recognized for options that were subsequently forfeited is recognized when the forfeiture occurs. Had compensation expense for SCOR’s stock option plans been recognized in accordance with SFAS 123, SCOR’s net income, basic earnings per share and diluted earnings per share would have been EUR - 568 million or EUR - 4.16 and EUR - 4.16 per share, respectively, for the year ended December 31, 2002, EUR - 372 million or EUR - 10.94 and EUR - 9.58 per share, respectively, for the year ended December 31, 2001 and EUR 71 million or EUR 2.26 and EUR 2.14 per share, respectively, for the year ended December 31, 2000.

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

Item 22. Concentration of credit risk

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

At December 31, 2003, the Group did not have a material concentration of financial instruments in any single investee, industry or geographic location. Almost all of the Group’s investment in fixed maturities are investment grade securities.

The Group’s client base and the geographic diversity thereof limit the concentration of credit risk on amounts due from clients. At December 31, 2003, the Group had no significant concentrations of credit risk by geographic area.

Item 23. Fair value of financial instruments

The following methods and assumptions were used by the Group to estimate the fair value disclosures for its assets and liabilities as of December 31, 2003 and 2002:

Item 24. Fixed maturities and equity securities

Fair values are based on quoted market prices or dealer quotes. If quoted market prices are not available, fair value is estimated using quoted market prices for similar securities.

Item 25. Cash and short-term investments

The purchase cost is a reasonable estimate of fair value.

Item 26. Long-term debt

Fair value is based on the discounted amount of future cash flows using the Group’s current estimated borrowing rate for a similar liability. To the extent that borrowings carry a variable rate of interest, book value approximates fair value.

Item 27. Commercial paper and note payable

The carrying value is a reasonable estimate of fair value due to the short-term variable rate nature of this liability. Furthermore, fair value of hedged commercial paper and note payable is based on the discounted amount of future cash flows.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Item 28. Interest rate swaps

Fair value is based on the discounted amount of future cash flows using the appropriate market rate.

Item 29. Forward rate agreement

Fair value is based on the difference between the exchange rate of the forward contract and the spot rate for a similar contract on the market.

The estimated fair values of the Group’s financial instruments are as follows:

	As of		As of
	December 31, 2002		December 31, 2003

	Carrying		Carrying
	amount	Fair value	amount	Fair value

	(EUR, in millions)
Assets
Fixed maturities at fair value	6,107	6,107	5,698	5,698
Equity securities, available for sale	573	573	269	269
Trading equity securities	–	–	34	34
Short-term investments	198	198	–	–
Cash	1,788	1,788	1,824	1,824
Derivative instruments	21	21	78	78
Liabilities
Convertible subordinated debentures	251	237	257	252
Debentures	200	200	200	210
Notes payable	62	62	36	36
Commercial paper	–	–	–	–
Derivative instruments	26	26	9	9

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

The Group takes advantage of a variety of derivative instruments to reduce this exposure to market risk and in conjunction with its foreign currency asset/liability management. Derivatives used by the Group include interest rate swaps, interest rate floors, indexed options, warrants, equity options, currency swaps, currency forward purchases and sales. Weather derivatives and credit derivatives, used or issued by the Group are not considered derivative instruments under the definition of SFAS 133.

Subsequent to the adoption of SFAS 133 “Accounting for derivative instruments and hedging activities”, the Group’s derivative instruments are accounted for on a fair value basis, and reported as investments, derivative assets or derivative liabilities. When certain conditions are met, a derivative may be specifically designated as a hedge and accounted for as fair value, cash flow or foreign currency hedge, for all or a specific portion of the identified hedged risk. The Group did not designate any cash flow hedge. As of December 31, 2001, the related transition adjustment resulted in a gain of EUR 2 million reported in Cumulative effect of change in accounting principle (EUR 1 million net of taxes).

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2003, the Group has not recorded any material income related to derivatives, except for the credit derivative agreement with Goldman Sachs and the forward sale of USD 400 million.

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

The loss of the hedges’ ineffectiveness of EUR 514,010 was recognized in net investment income in 2003.

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

The U.S. dollar represents the most significant portion of those reserves not denominated in currencies of the European Economic and Monetary Union. In addition, acquisitions the Group entered into 2001 were denominated in U.S. dollar. SCOR arranged two foreign exchange hedges in the first half of 2001. The first concerned the forward purchase of USD 315 million to cover excess book liabilities in this currency. The second involved a matching forward sale of US dollars for the same amount, in order to hedge the value of equity investments in that currency. The two hedging transactions were repeated on January 3, 2002 for a total of USD 450 million and were stopped at the end of June 2002.

In order to protect the subsidiaries’ net asset denominated in US dollars as well as the Group’s shareholders’ equity, a new foreign-exchange currency hedge has been set up in September 2003, through a forward sale of US dollars 400 million (corresponding to the value of the equity investments denominated in this currency) against euros. This operation allowed to reduce the unrealized exchange loss shown under the item “currency translation adjustment” in the Group’s shareholders’ equity for an amount of EUR 37 million.

Those derivatives are carried at fair value and classified as derivative assets and derivative liabilities.

SCOR has also designated a non-derivative instrument as hedging the foreign currency exchange risk of certain of its subsidiaries. The net loss included in the cumulative translation adjustment of the equity was EUR 34 million in 2003.

Credit Derivative Hedges:

On December 1, 2003, SCOR completed its exit of credit derivative exposure by entering into an agreement with Goldman Sachs to hedge the Group entirely against all credit events, representing a maximum loss amount of

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

USD 2.5 billion, that occur on or subsequent to that date. The related derivative instrument is shown at its fair value at year-end on the balance sheet for EUR 39 million.

Non-hedge instruments:

•	Derivatives used in conjunction with the Group’s investment strategy:

To a lesser extent, the Group uses indexed options as well as pay variable – receive variable structured on different maturities interest rate swaps to manage volatility on the bond portfolio. The Group also uses a limited volume of warrants, equity options, equity index instruments in accordance with its selective equity investment policy to provide higher returns on selected equity lines. Sales of call options are used by the Group to mitigate the effect of possible decline in value of identified equities. Those derivatives are carried at fair value and classified as investments or derivative on the balance sheets.

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

Other interest rate swaps use by the Group are carried at fair value and classified as derivative on the balance sheets for EUR 2 million in assets and EUR 9 million in liabilities.

Note 14.     Commitments

We enter into off-balance-sheet arrangements in the ordinary course of business both on our own behalf and on behalf of our customers.

Off-balance-sheet arrangements we enter into for our clients consist of letter of credit (LOC) transactions where we provide LOC coverage for all or part of our reinsurance obligations to ceding companies, or where similar coverage is provided to us by our retrocessionaires. These transactions are entered into in the ordinary course to comply with ceding companies’ credit or regulatory requirements. We also pledge enter some securities as collateral in order to guarantee the payment of cedents’ reserves. The following table sets forth our off-balance-sheet engagements at December 31, 2001, 2002 and 2003:

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Commitments received
Unused credit lines	640	100	50
Endorsements and sureties	2	1	68
Finance leases	–	59	60
Letters of Credit	78	1,262	1,285
Other commitments	–	1	–

Total	720	1,423	1,463

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31,

	2001	2002	2003

	(EUR, in millions)
Commitments given
Endorsements and sureties	2	1	90
Finance leases	5	120	102
Letters of Credit	1,459	1,085	594
Repos and equivalents	–	–	–
Collateralized securities	795	2,583	3,226
Other commitments	27	23	139

Total	2,288	3,812	4,151

We are not aware of factors relating to the foregoing off-balance-sheet arrangements that are reasonably likely to adversely affect liquidity trends or the availability of or requirements for capital resources. As of December 31, 2003, there were no material additional financial commitments required from Group companies in respect of such arrangements.

At the end of December 2003, SCOR Group received unused credit line for EUR 50 million and letters of credit for EUR 1,285 millions.

In December 2003, SCOR signed an agreement with a number of banks concerning EUR 50 million in confirmed credit lines and EUR 676 million in letters of credit. Details of the agreement are provided below:

SCOR has pledged shares in its subsidiaries for a value of EUR 50 million in order to guarantee the commitment received from banks to provide short-term credit.

The commitments received from banks to provide EUR 676 million in letter of credit is covered by two contracts with by the banks: Contract with a banking trust for an amount of EUR 581 millions (USD 732 million) covered by various guarantees:

–	available-for-sale shares pledged for a value of EUR 514 million

–	buildings pledged for a value of EUR 30 million

–	subsidiaries’ shares pledged for a value of EUR 1,189 million.

Contract with Natexis for an amount of EUR 95 million (USD 120 million) specifically concerning our commitments on the September 11 tragedy, and which is guaranteed in full by a trust fund (other guarantees given).

As far as the contract with the banking trust is concerned, on March 31, 2004 at the latest, the cumulated amount of the OAT guarantees was to be equal to 105% of the outstanding credit. Since this limit was reached, the banks gave a release of buildings and subsidiaries collateralized securities, except for the collateralization of SCOR VIE’s securities that have authority to guarantee SCOR Vie’s credit.

On November 14, 2003, in the context of the transfer of the Life business of SCOR to SCOR VIE, SCOR VIE entered into a EUR 110 million-credit facility agreement with a banking syndicate, utilizable by the issuance of letters of credit. This agreement took effect on December 1, 2003, the date at which the transfer of the SCOR Life business to SCOR VIE took effect. This amount was subsequently reduced to EUR 87 million on December 31, 2003.

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At the same time, SCOR has pledged to disclose the following information to the banks:

–	on any disposal of assets by SCOR or by a pledged subsidiary for an amount superior to EUR 30 million and on the realization of any exceptional product, including a capital increase. Cash received from the sale of the SCOR building was pledged in 2004;

–	on the Company’s financial statements (annual, half-yearly, quarterly) within the prescribed time and of any information about its financial situation;

–	communication within 20 days on any change of the social bodies’ members and concerning the auditors;

–	notification without any delay of any major event, of any claim for an amount superior to USD 50 million and of any legal proceeding for an amount superior to USD 50 million per claim.

Note 15.     Lines of Business and Geographic Information

SCOR Group acting through the Company’s four Non-Life (treaty Property-Casualty + Large Corporate Accounts), Life/Accident & Health, Credit, Surety and Political Risks and Alternative risks operating divisions, its ten subsidiary companies and their twenty-two branches and representative offices, provides treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers.

Since 2003, the Group reorganizes its operations around four segments that correspond to the market of reinsurance. Responsibilities and reporting within the Group is established based on this structure, and operating results of those segments are reviewed by the Group’s Executive Committee to make decisions about resources to be allocated to those segments and assess their performances. To correspond to Group organization, the two previous segments, treaty Property-Casualty and Large Corporate Accounts have been put together.

In addition to the four operating segments, the Group includes under “Others” investment revenue allocated to shareholders’ equity, amortization of goodwill and investments accounted for by the equity method.

Due to the way in which the Group is organized, its operations are presented herewith by business segment:

Non-Life (Property-Casualty treaty and Large corporate accounts reinsurance)

Property-Casualty treaty: The Property-Casualty treaty segment includes the proportional (pro rata) and non-proportional (excess of loss and stop loss) treaty classes of property, casualty, marine, space and transportation, and construction. Property-Casualty also includes direct or allocated operating expenses and net income from Property-Casualty-related investing activities.

Large corporate accounts: Large corporate accounts reinsurance includes large facultative business for large, complex industrial or technical risks, such as automotive assembly lines, semiconductor manufacturing plants, oil and gas or chemical facilities, oil and gas exploration and production sites, energy facilities, or boiler and machinery installations. Large corporate accounts reinsurance also includes direct or allocated operating expenses and net income from Large corporate accounts reinsurance-related investing activities.

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit, Surety and Political Risks

Credit, Surety and Political Risks includes the needs of its credit and surety insurance clients in providing treaty covers as well as non-proportional reinsurance, covering peak and cumulative risks. Credit, Surety and Political risks also includes direct or allocated operating expenses and net income from Credit, Surety and Political risks-related investing activities.

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

The following is a summary of the activity split:

	Year ended December 31, 2001

	Non Life
	(Property-
	Casualty		Credit/
	& Large	Life/	Surety	Alternative
	Corporate	Accident &	Political	risks
	Accounts)	Health	Risks	transfer	Others	Consolidated

	(EUR, in millions)
Net premiums written	1,953	896	161	710		3,720

Net premiums earned	1,967	852	163	671		3,653
Net investment income	121	91	12	78	45	347
Net realized gains on investments	4	3	–	2	1	10

Total revenues	2,092	946	175	751	46	4,010

Claim and claim expenses	2,117 (1)	741	115	655	–	3,628
Acquisition costs	506	219	47	76	–	848
Underwriting and administration expenses	142	46	5	16	–	209
Other income and expenses	–	–	–	–	8	8

Total expenses	2,765	1,006	167	747	8	4,693

Income accounted for by the equity method	–	–	–	–	4	4
Income before taxes and minority interests	(673)	(60)	8	4	42	(679)

Total assets as of December 31	9,842	4,343	718	2,030		16,933

(1)	excluded a profit of EUR 64 million reported in cumulative effect of change in accounting principle (discount of workmen’s compensation reserves)

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2002

	Non Life
	(Property-
	Casualty		Credit/
	& Large	Life/	Surety	Alternative
	Corporate	Accident &	Political	risks
	Accounts)	Health	Risks	transfer	Others	Consolidated

	(EUR, in millions)
Net premiums written	2,739	1,045	108	466		4,358

Net premiums earned	2,575	901	153	524		4,153
Net investment income	157	119	13	73	19	381
Net realized gains on investments	(21)	(16)	(2)	(10)	(3)	(52)

Total revenues	2,711	1,004	164	587	16	4,482

Claim and claim expenses	2,276	663	278	714	–	3,931
Acquisition costs	579	245	35	50	–	909
Underwriting and administration expenses	150	66	4	11	(23)	208
Other income and expenses	–	–	–	–	(25)	(25)

Total expenses	3,005	974	317	775	(48)	5,023

Income accounted for by the equity method	–	–	–	–	4	4
Income before taxes and minority interests	(294)	30	(153)	(188)	68	(537)

Total assets as of December 31	9,219	4,099	714	1,904		15,936

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2003

	Non Life
	(Property-
	Casualty		Credit/
	& Large	Life/	Surety	Alternative
	Corporate	Accident &	Political	risks
	Accounts)	Health	Risks	transfer	Others	Consolidated

	(EUR, in millions)
Net premiums written	2,041	885	63	(1)	–	2,988

Net premiums earned	2,174	869	122	159	–	3,324
Net investment income	209	54	11	54	(7)	321
Net realized gains on investments	75	20	4	20	(3)	116

Total revenues	2,458	943	137	233	(10)	3,761

Claim and claim expenses	2,042	653	157	338	–	3,190
Acquisition costs	469	252	30	(9)	–	742
Underwriting and administration expenses	114	63	3	6	(21)	165
Other income and expenses	–	–	–	–	(77)	(77)

Total expenses	2,625	968	190	335	(98)	4,020

Income accounted for by the equity method					1	1
Income before taxes and minority interests	(167)	(25)	(53)	(102)	89	(258)

Total assets as of December 31	8,177	4,362	482	445	–	13,466

The following is a summary of the Group’s business by geographic area. Allocations by geographic area have been made based on the location of the related subsidiary.

			North
	France	Europe	America	Asia	Consolidated

	(EUR, in millions)
Year ended December 31, 2001
Revenues	1,131	515	2,170	194	4,010
Income before taxes	(369)	15	(284)	23	(615)
Identifiable assets as of December 31	7,394	1,800	7,346	393	16,933
Year ended December 31, 2002
Revenues	1,362	708	2,131	281	4,482
Income before taxes	(490)	65	(138)	43	(520)
Identifiable assets as of December 31	7,316	2,047	6,167	406	15,936
Year ended December 31, 2003
Revenues	1,607	713	1,217	223	3,761
Income before taxes	(179)	112	(249)	58	(258)
Identifiable assets as of December 31	6,836	1,742	4,519	369	13,466

Note 16.     Unpaid loss and loss adjustment expenses

The Group has to place significant reliance on the information obtained from its cedants to develop assumptions to estimate its ultimate liability. The subsequent development of these liabilities might not conform to the

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumptions inherent in their determination. As a result, the amounts ultimately settled could vary significantly from the estimates included in the accompanying consolidated financial statements.

The adverse development on prior year losses does not reflect the additional premium that is required under the reinsurance contracts as a result of those additional losses. Such additional premium is recognized in net income in the same period as the additional losses and is reported as premiums earned.

The following provides the reconciliation of beginning and ending reserve balances for unpaid Property-Casualty losses and loss adjustment expenses (“LAE”) on a net of reinsurance basis to the amounts recorded in the balance sheet:

Reconciliation of Reserves for Losses and LAE

	Year ended December 31,

	2001		2002	2003

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	5,068		6,917	6,899
Effect of changes in foreign currency exchange rates	133		(738)	(657)
Effect of claims portfolio transfer and other reclassifications	1,071	(2)	73	35

Incurred related to:
Current year	3,076		2,785	1,596
Prior years	101		671	1,173

Total incurred losses and LAE(1)	3,177		3,456	2,769

Change in accounting principle	(62)		–	–
Paid related to:
Current year	738		450	68
Prior years	1,732		2,358	2,648

Total paid losses and LAE(1)	2,470		2,808	2,716

Reserves for losses and loss expenses at end of year – net	6,917		6,900	6,330
Reinsurance recoverable on unpaid losses	1,448		1,067	673

Reserves for losses and loss expenses at end of year – gross	8,365		7,967	7,003

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re-estimated amounts are shown on a calendar year basis.

(2)	SOREMA acquisition

Together with the World Trade Center tragedy, an unprecedented catastrophe in the history of insurance, the market results were also affected by the need to bolster reserves set aside in 2001 year, leading us to reinforce our reserves on US treaties regarding prior accident years (from 1997 to 1999, the low point of the previous cycle). SCOR’s booked reserves on the World Trade Center tragedy are based on the assumption of a single event. To face loss incurred degradation on the underwriting years 2001 and prior, the group had, on “Back on Track” plan, made additional reserves:

The primary reason for such reserves strengthening is as follows:

For 2001 and prior reserves in 2002:

•	Additional reserve of EUR 154 million for SCOR US, increasing its total reserves to EUR 2.6 billion. These additional reserves apply to all the underwriting years, in particular 1998-2001, and to Program Business activities (in which underwriting was discontinued at end-2001).

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Additional reserve of EUR 141 million for Commercial Risk Partners. These additional reserves mainly relate to prospective finite risk contracts for Workers’ Compensation in 1999 and 2000. Finite risk for such contracts were cut back significantly in first-half 2002 and the Group has discontinued its underwriting activities in this business line.

•	Additional reserve of EUR 30 million for the Credit and Surety business, These additional reserves relate to credit derivatives reinsurance, the underwriting of which was discontinued in November 2001.

•	Additional reserves of EUR 15 million for exposure to asbestos and pollution risks, so as to reflect recent legal developments in the USA.

For 2002 and prior reserves in 2003:

•	Additional reserve of EUR 227 million applied to all the underwriting years, in particular 1998-2001, and to Program Business activities (in which underwriting was discontinued at end-2001).

•	Additional reserve of EUR 45 million on Commercial Risk Partner relating mainly to prospective finite risk contracts for Workers’ Compensation in 1999 and 2000

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

SCOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31,

	Asbestos(1)			Environmental(1)

	2001	2002	2003	2001	2002	2003

	(EUR, in millions)
Gross Non-Life claims reserves, including IBNR reserves	124	157	109	92	88	59
% of total loss and LAE reserves	1.3%	1.6%	1.3%	0.9%	0.9%	0.7%
Non-Life claims and LAE paid	15	7	15	17	71	13
% of the Group’s total net property-casualty claims and LAE paid	0.6%	0.2%	0.5%	0.6%	2.2%	0.4%

(1)	Asbestos and environmental (A&E) reserve data includes SCOR’s estimated A&E exposures in respect of its participation in the Anglo French Reinsurance Pool, for which A&E exposures for the years shown were as follows:

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

     The 2003 reserves are respectively EUR 19 million and EUR 18 million for asbestos and environmental. The 2003 paid claims and LAE are respectively EUR 0.6 million and EUR 0.9 million for asbestos and environmental.

Note 17.     Contingencies

In December 2003, the minority shareholders of IRP Holdings, Highfields Capital filed a petition with the High Court of Dublin seeking injunctive relief, including: (i) a declaration that, as a result of SCOR’s actions, the affairs of IRP Holdings have been conducted in a way that is oppressive and/or in disregard of Highfields’ interests; (ii) an order directing or declaring the termination of the quota share agreements between Irish Reinsurance Partners, as retrocessionnaires, and SCOR, from such date as the Court may direct; (iii) an injunction that certain existing arrangements between SCOR and IRP Holdings under the quota share agreement, pursuant to which SCOR currently withholds certain funds of IRP Holdings, be terminated and such funds be returned to IRP Holdings; and (iv) an order for the reduction of IRP Holdings’ capital and the corresponding return of capital to the shareholders of IRP Holdings. The minority shareholder also applied for the dissolution of IRP Holdings on equitable grounds. In March 2004, the minority shareholder filed a related complaint against SCOR in the U.S. District Court for the District of Massachusetts. The complaint alleges fraud and related state law claims in connection with the minority shareholder’s investment in IRP and seeks unspecified compensatory and exemplary damages as well as interest and costs. SCOR has not yet been able to determine, how and if the lawsuit will impact SCOR.

SCHEDULE I – SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS

IN RELATED PARTIES

December 31, 2003 (EUR, in millions)

Col A	Col B	Col C	Col D

			Amount at which
	Acquisition	Fair	shown in the
Type of investment	cost	Value	balance sheet

Fixed maturities:
Available for sale:
Debt securities issued or guaranteed by the French government or its agencies	1,211	1,201	1,201
Debt securities issued or guaranteed by the U.S. government or its agencies	1,213	1,215	1,215
Obligations of U.S. states and political subdivisions	152	157	157
Debt securities issued or guaranteed by the European Union	645	643	643
Debt securities issued or guaranteed by other national, state or local governments or their agencies	309	323	323
Corporate debt securities	1,191	1,218	1,218
Mortgage-backed securities	873	910	910
Other debt securities	34	31	31

Total fixed maturities available for sale	5,628	5,698	5,698

Held to maturity:	–	–	–

Total fixed maturities	5,628	5,698	5,698

Equity securities:
Available for sale	281	269	269
Trading	26	34	34

Total equity securities	307	303	303

Short-term investments	–		–

Other long-term investments	295		295

Total investments	6,230		6,296

Cash and cash equivalents	1,824		1,824

SCHEDULE III – SUPPLEMENTARY INSURANCE INFORMATION

December 31, 2003, 2002 and 2001

(EUR, in millions)

Col. A	Col. B	Col. C	Col. D	Col. E

		Future Policy
		Benefits, Losses,		Other Policy
	Deferred Policy	Claims, and Loss	Unearned	Claims and
	Acquisition Costs	Expenses	Premiums	benefits Payable

December 31, 2003:
Life insurance and annuities	246	2,562	–	–
Property-casualty reinsurance	237	7,003	1,124	–
Total	483	9,565	1,124	–

December 31, 2002:
Life insurance and annuities	155	2,368	–	–
Property-casualty reinsurance	299	7,967	1,617	–
Total	454	10,335	1,617	–

December 31, 2001:
Life insurance and annuities	104	2,601	–	–
Property-casualty reinsurance	248	8,365	1,665	–
Total	352	10,966	1,665	–

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

SCHEDULE IV – REINSURANCE

December 31, 2003, 2002 and 2001

(EUR, in millions)

Col. A	Col. B	Col. C	Col. D	Col. E	Col. F

					% of
		Ceded to	Assumed		Amount
	Gross	Other	from Other	Net	Assumed to
	Amount	Companies	Companies	Amount	Net

Year Ended December 31, 2003:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	66	582	516	138%
Property-casualty insurance	–	252	2,724	2,472	110%

Total	–	318	3,306	2,988	115%

Year Ended December 31, 2002:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	97	675	578	117%
Property-casualty insurance	–	471	4,046	3,575	113%

Total	–	568	4,721	4,153	114%

Year Ended December 31, 2001:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	102	648	546	119%
Property-casualty insurance	–	547	3,654	3,107	118%

Total	–	649	4,302	3,653	118%

SCHEDULE V – VALUATION AND QUALIFYING ACCOUNTS

December 31, 2003, 2002 and 2001

Col. A	Col. B	Col. C			Col. D	Col. E

		Additions

	Balance at	1) – Charged
	beginning of	to costs and	2) – Charged			Balance at
Description	year	expenses	to other accounts		Deductions	end of year

December 31, 2003:
Reserves deducted from assets to which they apply:
Investments	32	3				35
Reinsurance balance receivable	9		(1)			8
Advances to and investments in affiliates	16					16
Other assets	1					1

Total	58	3	(1)		–	60

Reserves not deducted from assets(1):
Loss and loss adjustment expenses reserves, net	6,900	89	(658	)(2)		6,331
Unearned premium reserves, net	1,487	(335)	(104	)(3)		1,048
Reserve for future policy benefits, net	1,857	534	(230	)(4)		2,161

Total	10,244	288	(992)		–	9,540

December 31, 2002:
Reserves deducted from assets to which they apply:
Investments	6	25	1			32
Reinsurance balance receivable	12		(3)			9
Advances to and investments in affiliates	16					16
Other assets	2		(1)			1

Total	36	25	(3)		–	58

Reserves not deducted from assets(1):
Loss and loss adjustment expenses reserves, net	6,917	721	(738	)(2)		6,900
Unearned premium reserves, net	1,412	204	(129	)(3)		1,487
Reserve for future policy benefits, net	1,953	99	(195	)(4)		1,857

Total	10,282	1,024	(1,062)		–	10,244

December 31, 2001:
Reserves deducted from assets to which they apply:
Investments	6				–	6
Reinsurance balance receivable	5		7			12
Advances to and investments in affiliates	17				(1)	16

Other assets		1	1			2
Total	28	1	8		(1)	36

Reserves not deducted from assets(1):
Loss and loss adjustment expenses reserves, net	5,068	773	1,076	(2)	–	6,917
Unearned premium reserves, net	1,097	68	247	(3)	–	1,412
Reserve for future policy benefits, net	1,798	32	123	(4)	–	1,953

Total	7,963	873	1,446		–	10,282

(1)	Provisions to reserves and deductions from reserves presented as a net provision or a net deduction.

(2)	of which, translation adjustment of EUR 657 million in 2003, EUR 738 million in 2002, EUR 124 million in 2001 and increases of EUR 952 million due to the acquisition of Sorema N.A. and Sorema S.A. in 2001.

(3)	of which, translation adjustment of EUR 104 million in 2003, EUR 129 million in 2002, EUR 36 million in 2001 and increases of EUR 211 million from the acquisition of SOREMA N.A. and Sorema S.A. in 2001.

(4)	of which, translation adjustment of EUR 230 million in 2003, EUR 195 million in 2002, EUR 56 millions in 2001 and increases of EUR 67 million from the acquisition of Sorema N.A. and Sorema S.A. in 2001.

SCHEDULE VI – SUPPLEMENTAL INFORMATION CONCERNING

PROPERTY/ CASUALTY INSURANCE OPERATIONS

(I)     DECEMBER 31, 2003, 2001 AND 2000

(EUR, in millions )

Col. A	Col. B	Col. C	Col. D	Col. E

		Reserves for Unpaid	Discount if any,
	Deferred Policy	Claims, and Claim	Deducted in	Unearned
Affiliation with Registrant	Acquisition Costs	Adjustment Expenses	Column C	Premiums

Registrant and consolidated subsidiaries
2003	237	7,003	104	1,124
2002	299	7,967	210	1,617
2001	247	8,365	190	1,665

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

Denis Kessler,
Chairman and Chief Executive Officer

Dated 29 June, 2004

Appendix Index

Pages

Appendix 1
Glossary of selected terms	A-1–6

Appendix 1

GLOSSARY OF SELECTED TERMS

Accounting year	The company’s fiscal year in which the accounts are recorded. Because of the time required to transmit information for a given period of cover, the ceding company’s accounting year may differ from that of the reinsurer. For reinsurers such as SCOR wishing to calculate their results more rapidly, estimates are made for the accounts of ceding companies for the last quarter or quarters not yet received at closing date.

Actuarial analyses; actuarial models	Evaluation of risks in order to attempt to assure that premiums and loss reserves adequately reflect expected future loss experience and claims payments; in evaluating risks, mathematical models are used to predict future loss experience and claims payments based on past loss ratios and loss development patterns and other relevant data and assumptions.

Accident year	The accounting year, in which loss events occur, regardless of when the losses are reported, booked or paid.

Additional reserves	Reserves set aside by the reinsurer over and above the amount indicated by the insurer. They are intended to cover claims incurred but not reported (IBNR), and underestimated claims (IBNER – incurred but not enough reserved).

Adverse development	Losses for which estimations of ultimate incurred losses and allocated LAE are proven inadequate. Increases in incurred losses as a result of adverse development are recognized in financial statements in the period of the change.

Alternative risk transfer, ART	A concept covering the financing of risks through programmes other than the traditional insurance, using a combination of capital markets, investment banking, and reinsurance.

Attachment point	The amount of losses above which excess of loss reinsurance becomes operative.

Bancassurance; Bank insurance	The sale, marketing and promotion of insurance products by banks. Initially appeared in Europe in the 1980’s, the term extended over the years to describe relationships between insurance companies and banks whereby the banks’ network of branches, contacts and/or marketing or client information are used to distribute Property-Casualty and personal insurance products manufactured and administrated by insurance companies.

Broker distribution	Reinsurance that is marketed and sold to ceding companies through reinsurance brokers.

Capacity	Maximum amount of insurance or reinsurance available to cover risks for a company or for an entire market. An insurer’s capacity generally depends on its share capital and reserves, and on its premium income.

Case reserves	Loss reserves established with respect to individual reported claims.

Casualty insurance	Insurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting there from.

Catastrophe equalization reserves	Premium revenue deferred to future periods to provide against future catastrophes.

Ceded; cedent; ceding company	When a company reinsures its risk with another, it “cedes” business and is referred to as the “ceding company,” the “cedent” or the “reinsured”.

Class of business	A homogeneous category of insurance. Since 1985, French reinsurers have utilized a uniform presentation that distinguishes between life, fire, crop hail, credit and surety, other risks, third party liability, motor, marine and aviation classes. The last eight of these form the general class of Property-Casualty business. English-speaking markets generally distinguish between Casualty (liability insurance) and Property (damage to goods).

Combined ratio	A combination of the underwriting expense ratio and the loss and LAE ratio, determined in accordance with GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

Credit and surety insurance	Credit insurance provides cover against loss to a supplier caused by customer insolvency. Surety insurance is a commitment to a bondholder to substitute for his debtor in case of default by the latter.

Decennial insurance	Decennial insurance provides cover to building owners and construction companies against losses caused by structural defects in new buildings resulting from inherent defects in design, construction or the materials employed. In a number of countries, including France, such coverage is required as a matter of law. It is generally granted for a period of ten years after the completion of construction.

Deposit	Amount deposited to guarantee the reinsurer’s commitment vis-à-vis the ceding company. Cash deposits generally earn interest at a rate agreed at the time of writing the business. Income from securities deposited accrues to the reinsurer.

Direct distribution	Reinsurance that is marketed and sold directly to ceding companies without the assistance of brokers or other intermediaries.

Earned premiums	Amount of premium (calculated on a risk exposure or time apportion basis) corresponding to the expired portion of risk or time for which the reinsured policy(ies) was/were in effect.

Excess of loss reinsurance	A generic term describing reinsurance which indemnifies the reinsured against all or a specified portion of losses on underlying insurance contracts in excess of the ceding company’s retention. Also known as non-proportional reinsurance.

Expense ratio; underwriting expense ratio	Operating expenses as a percentage of net premiums earned.

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single contract. Each contract reinsured is separately negotiated.

Gross premiums written	Total premiums for insurance written and reinsurance assumed during a given period.

Group policy	A single insurance policy that provides cover against death, accident and sickness for several persons forming a homogeneous group, generally belonging to a single company or association.

Incurred but not reported reserves (“IBNR”)	Loss reserves for estimated losses and LAE, which have been incurred, but which have not yet been reported to the insurer or reinsurer.

Loss	Event that triggers insurance cover. An event or series of events arising from a particular cause which gives rise to an insured or reinsured loss. Depending on the wording of the reinsurance agreement, such “event” may also include continuous exposure to conditions giving rise to losses, which may be generated under certain forms of Casualty insurance coverage. For coverage purposes, particularly under Catastrophe Excess agreements, the definition of occurrence may be restricted or expanded to include claims within a certain period of time (e.g., 72 hours) as one occurrence.

Loss adjustment expenses (“LAE”)	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss experience	Ratio of total cost of claims for the year to total earned premiums.

Loss ratio; loss and LAE ratio	Losses and LAE incurred as a percentage of net premiums earned.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Loss reserves are established for losses and LAE, and consist of case reserves and IBNR reserves.

Low or working layer excess of loss reinsurance	Reinsurance that absorbs the losses immediately above the reinsured’s retention layer. A low layer excess of loss reinsurer will pay up to a certain monetary amount at which point a higher layer reinsurer or the ceding company will be liable for additional losses. Also known as working layer reinsurance.

Morbidity	The relative incidence of disability or sickness due to disease or physical impairment.

Mortality	The relative incidence of death of life insureds or annuitants.

Net premiums earned	The portion of net premiums written during or prior to a given period that is recognized for accounting purposes as income during such period.

Net premiums written	Gross premiums written for a given period less premiums ceded to retrocessionaires during such period.

Non-proportional reinsurance	Reinsurance contract written to protect the ceding company from all or part of claims in excess of a specified amount retained (priority). Also called Excess of Loss or Stop Loss reinsurance.

Probable maximum loss (“PML”)	The estimated anticipated maximum loss, taking into account ceding company and contract limits, caused by a single catastrophe affecting a broad contiguous geographic area, such as that caused by a hurricane or earthquake of such a magnitude that it is expected to recur once during a given return period, such as every 50, 100 or 200 years.

Primary insurer	An insurance company that issues insurance contracts to the public generally or to certain non-insurance entities.

Property insurance	Insurance that provides coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use.

Pro rata reinsurance	A generic term describing all forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. (Also known as proportional reinsurance, which includes quota share and surplus share reinsurance.)

Pure premium	Premium equal to the statistical estimate of the risk covered by the insurer.

Reinstatement	A provision in an excess of loss reinsurance contract, particularly catastrophe and clash covers, that provides for reinstatement of a limit which had been reduced by the occurrence of a loss or losses. The number of times that the limit can be reinstated varies, as does the cost of the reinstatement.

Reinstatement premiums	Additional premiums charged under certain excess of loss reinsurance contracts to restore coverage to original coverage amounts after a loss.

Reinsurance	The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured or ceding company, for part or all of the liability assumed by the reinsured under a contract or contracts of insurance which it has issued. However, the legal rights of the insured generally are not affected by the reinsurance transaction and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Retention; retention level	The amount or portion of risk which an insurer or reinsurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer or retrocessionaire. In proportional treaties, the retention may be a percentage of the original contract’s limit. In excess of loss business, the retention is a fixed monetary amount of loss, a loss ratio or a percentage of the loss.

Retrocession	A transaction whereby a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or part of the reinsurance it has assumed. Retrocession provides reinsurers with benefits similar to those which reinsurance provides to ceding companies. Retrocession does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.

Survival ratio	Measure developed by A.M. Best to measure the number of years it would take an insurance company to exhaust both its asbestos and environmental reserves for losses and loss expenses. This ratio is calculated by dividing the amount of the company’s reserve by the amount claims paid annually in the course of the past three years.

Tail	The period of time that elapses between either the writing of the applicable insurance or reinsurance policy or the loss event (or the insurer’s or reinsurer’s knowledge of the loss event) and the payment in respect thereof. A “short-tail” product is one where ultimate losses are known comparatively quickly; ultimate losses under a “long-tail” product are sometimes not known for many years.

Treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a “treaty”) between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally written by the primary insurer or reinsured.

Underwriting	The insurer or reinsurer’s process of reviewing applications submitted for insurance or reinsurance coverage to determine whether to accept all or part of the coverage requested and determining the applicable rates, terms and conditions.

Underwriting capacity	The maximum amount that an insurance or reinsurance company can underwrite. The limit is generally determined by the company’s retained earnings and investment capital. Reinsurance serves to increase a company’s underwriting capacity by reducing its exposure from particular risks.

Underwriting cycle	Pattern in which property and casualty insurance and reinsurance premiums, profits and availability of coverage rise and fall over time.

Underwriting expenses	The aggregate of policy acquisition costs, including commissions, and that portion of administrative, general and other expenses attributable to underwriting activities.

Underwriting year	An underwriting year reinsurance contract reinsures losses incurred on underlying insurance policies that begin at any time during the reinsurance contract term. This means, for example, that, if both the underlying insurance contracts and the reinsurance contract have twelve-month terms, the reinsurance contract will cover underlying losses occurring over a twenty-four month period.

Unearned premium	The portion of a premium allocated to the unexpired portion of the contract term as of a certain date.

U.S. Generally Accepted Accounting Principles (“U.S. GAAP”)	United States accounting principles as set forth in opinions of the Accounting Principles Board of the American Institute of Certified Public

Accountants and/or in statements of the Financial Accounting Standards Board and/or their respective successors and which are applicable in the circumstances as of the date in question.

Working layer excess of loss	See “low or working layer excess of loss reinsurance”.

Written premiums	Premiums recorded in the accounts that the insurer transmits to the reinsurer. They are divided into two parts: earned premiums, which appear on the credit side of the operating statement; and unearned premiums, which appear as a reserve under liabilities in the balance sheet.

Exhibit Index

Pages

Exhibit 1:
Translation from French into English of the Company’s Statuts, or bylaws, as last amended on May 18, 2004.	E-1 – E-7

Exhibit 4:
Summary in the English language of (i) the credit line agreement, dated December 26, 2002, as amended on November 13, 2003 entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank, relating to the issuance of letters of credit in an aggregate amount up to USD 900 million and (ii) the credit line agreement, dated November 14, 2003, entered into by and among SCOR VIE, a syndicate of banks and BNP Paribas as agent and as Issuing Bank, relating to the insurance of letters of credit in an aggregate amount up to USD 110 million.	E-8 – E-14

Exhibit 8:
List of subsidiaries	E-15

Exhibit 12.1:
Certifications of Chief Executive Officer	E-16

Exhibit 12.2:
Certifications of Chief Financial Officer	E-17

Exhibit 12.3:
Certifications of Chief Executive Officer	E-18

Exhibit 12.4:
Certifications of Chief Financial Officer	E-19