Form 20-F/A
period 2003-12-31
SCOR
filed 2004-10-20
CIK 1023027

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐  Item 17       ☒  Item 18

This Annual Report on Form 20-F/A dated October 20, 2004 is being filed by SCOR to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on June 30, 2004. We have amended “Item 9. The Offer and Listing – A. Offer and Listing Details – IRP – Mandatory Exchange” to include expanded disclosure of the IRP exchange mechanism and correct certain computational errors.

“Item 9. Exhibits” includes the certifications of the principal executive officer and principal financial officer of SCOR. Other than the foregoing items and conforming changes related thereto, and the correction of certain typographical errors, no part of the Annual Report on Form 20-F filed on June 30, 2004 is being amended, and the filing of this Annual Report on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 30, 2004.

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

PRODUCTS AND MARKETS

General

Our operations are organized in the following four business segments: Non Life, Life/Accident & Health, Alternative Reinsurance and Credit, Surety & Political Risks. Non Life is further organized into two sub-segments: Property-Casualty Treaty and Large Corporate Accounts written on a facultative basis (SCOR Business Solutions or SBS). Within each segment, we write various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our consolidated financial statements reflect the activities of each segment.

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

SCOR – Mother company (France and worldwide)

–	SCOR VIE (France – 100%)

–	SCOR Life US Re, United States (United States – 100%)

–	SCOR US, United States (United States, Mexico, the Caribbean and Central America – 100%)

–	SCOR Canada, Canada (Canada – 100%)

–	Commercial Risk Partners, Bermuda (100%)

–	SCOR Italia, Italy (Italy – 100%)

–	SCOR Asia Pacific, Singapore (North-east Asia, South-east Asia and Australasia – 100%)

–	SCOR Deutschland, Germany (Germany and Austria – 100%)

–	Irish Reinsurance Partners, Ireland (53%)

–	SCOR UK, United Kingdom (United Kingdom, Ireland and Iceland – 100%)

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

SCOR Credit Line

On November 5, 2003, the Board of Directors of SCOR authorized the signature of an amendment extending and modifying the terms of the credit agreement between SCOR and a banking syndicate entered into on December 26, 2002, relating to the issuance of letters of credit in an aggregate amount of up to USD 900 million. This amendment was signed on November 13, 2003 with the same banking syndicate as in the December 26, 2002 agreement, excluding one bank, for an amended aggregate amount of up to USD 842 million. This maximum amount was subsequently reduced to USD 822 million in December 2003, and was further reduced to USD 582 million in April 2004.

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

     For the purposes of these agreed exit arrangements, SCOR would acquire the IRP shares either in exchange for its own treasury shares, or newly issued SCOR shares (after approval by SCOR shareholders) or in cash or through a combination of these options, as determined in SCOR’s discretion.

     Should SCOR decide to exchange SCOR shares for shares of IRP, the exchange ratio would be calculated by dividing the net asset value per IRP share on December 31 preceding the date of the exchange and the net asset value per SCOR share (calculated according to U.S. GAAP) on the same date, if during the relevant reference period the ratio of the weighted average price of SCOR shares to the net asset value per share of SCOR is equal to or greater than one. If the ratio is less than one, the exchange ratio would be calculated by dividing the net asset value per IRP share on December 31 preceding the date of the exchange by the weighted average of the SCOR share price on the day prior to the date of the exchange.

     If the exchange were to be made in whole or in part in cash, the cash portion would be calculated by multiplying the net asset value per share of IRP by the ratio of the weighted average market price of SCOR shares to the net asset value per share of SCOR, when this ratio is greater than or equal to one. If the ratio were less than one, the calculation for purposes of an exchange taking place either in 2005 or 2006 would be made solely on the basis of the net asset value per share of IRP.

     For illustrational purposes only, based on 2003 data with respect to IRP’s net asset value, as well as SCOR’s net asset value and share price (and with adjustments to give full effect to the rights offering launched by SCOR in December 2003 and completed in January 2004), SCOR would have to offer IRP’s minority shareholders approximately 156,200,000 SCOR shares, or approximately 16% of SCOR’s currently outstanding share capital, under the exchange mechanism. (This reflects among other things that during the relevant reference period the weighted average price of SCOR shares to the net asset value per share of SCOR was equal to or greater than one.) The actual number of SCOR shares that SCOR may eventually have to offer to the other IRP shareholders may differ materially from such estimates as such number would depend on the future net asset value of IRP, as well as the future net asset value and share price of SCOR, which could fluctuate significantly and differ materially from their current values.

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

C. MATERIAL CONTRACTS

No material contract existed in 2003 outside the ordinary course of business, except for IRP purchase of minority interests, see “Item 4. Information on the Company – Underwriting”. For our agreement with certain banks concerning certain credit lines and letters of credit, see “Item 5. Operating and Financial Review and Prospects – C. Off Balance Sheet transactions.” and for GROUPAMA guarantees, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

In addition, all audit and non-audit services provided by independent auditors must be pre-approved by SCOR’s Accounts and Audit Committee. In 2003, the Audit Committee pre-approved all the services provided by SCOR’s external auditors on a case-by-case basis. In March 2004, our Board of Directors ratified a pre-approval policy recommended by the Accounts and Audit Committee pursuant to which audit engagements will be deemed approved if the payment for each individual service is less than EUR 20,000 and the total payment for all services provided in connection with the engagements is less than EUR 150,000.

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

The proceeds of the offering are expected to permit the Company to improve the structure of its existing indebtedness by extending its maturity, in particular by prioritizing the refinancing of its outstanding convertible OCEANE bonds due January 1, 2005.

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

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOR
(Registrant)

By:	/s/ DENIS KESSLER

Denis Kessler,
Chairman and Chief Executive Officer

Dated October 20, 2004

Appendix Index

Pages

Appendix 1
Glossary of selected terms	A-1–A-6

Appendix 1

GLOSSARY OF SELECTED TERMS

Accounting year	The company’s fiscal year in which the accounts are recorded. Because of the time required to transmit information for a given period of cover, the ceding company’s accounting year may differ from that of the reinsurer. For reinsurers such as SCOR wishing to calculate their results more rapidly, estimates are made for the accounts of ceding companies for the last quarter or quarters not yet received at closing date.

Actuarial analyses; actuarial models	Evaluation of risks in order to attempt to assure that premiums and loss reserves adequately reflect expected future loss experience and claims payments; in evaluating risks, mathematical models are used to predict future loss experience and claims payments based on past loss ratios and loss development patterns and other relevant data and assumptions.

Accident year	The accounting year, in which loss events occur, regardless of when the losses are reported, booked or paid.

Additional reserves	Reserves set aside by the reinsurer over and above the amount indicated by the insurer. They are intended to cover claims incurred but not reported (IBNR), and underestimated claims (IBNER – incurred but not enough reserved).

Adverse development	Losses for which estimations of ultimate incurred losses and allocated LAE are proven inadequate. Increases in incurred losses as a result of adverse development are recognized in financial statements in the period of the change.

Alternative risk transfer, ART	A concept covering the financing of risks through programmes other than the traditional insurance, using a combination of capital markets, investment banking, and reinsurance.

Attachment point	The amount of losses above which excess of loss reinsurance becomes operative.

Bancassurance; Bank insurance	The sale, marketing and promotion of insurance products by banks. Initially appeared in Europe in the 1980’s, the term extended over the years to describe relationships between insurance companies and banks whereby the banks’ network of branches, contacts and/or marketing or client information are used to distribute Property-Casualty and personal insurance products manufactured and administrated by insurance companies.

Broker distribution	Reinsurance that is marketed and sold to ceding companies through reinsurance brokers.

Capacity	Maximum amount of insurance or reinsurance available to cover risks for a company or for an entire market. An insurer’s capacity generally depends on its share capital and reserves, and on its premium income.

Case reserves	Loss reserves established with respect to individual reported claims.

Casualty insurance	Insurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting there from.

Catastrophe equalization reserves	Premium revenue deferred to future periods to provide against future catastrophes.

Ceded; cedent; ceding company	When a company reinsures its risk with another, it “cedes” business and is referred to as the “ceding company,” the “cedent” or the “reinsured”.

Class of business	A homogeneous category of insurance. Since 1985, French reinsurers have utilized a uniform presentation that distinguishes between life, fire, crop hail, credit and surety, other risks, third party liability, motor, marine and aviation classes. The last eight of these form the general class of Property-Casualty business. English-speaking markets generally distinguish between Casualty (liability insurance) and Property (damage to goods).

Combined ratio	A combination of the underwriting expense ratio and the loss and LAE ratio, determined in accordance with GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

Credit and surety insurance	Credit insurance provides cover against loss to a supplier caused by customer insolvency. Surety insurance is a commitment to a bondholder to substitute for his debtor in case of default by the latter.

Decennial insurance	Decennial insurance provides cover to building owners and construction companies against losses caused by structural defects in new buildings resulting from inherent defects in design, construction or the materials employed. In a number of countries, including France, such coverage is required as a matter of law. It is generally granted for a period of ten years after the completion of construction.

Deposit	Amount deposited to guarantee the reinsurer’s commitment vis-à-vis the ceding company. Cash deposits generally earn interest at a rate agreed at the time of writing the business. Income from securities deposited accrues to the reinsurer.

Direct distribution	Reinsurance that is marketed and sold directly to ceding companies without the assistance of brokers or other intermediaries.

Earned premiums	Amount of premium (calculated on a risk exposure or time apportion basis) corresponding to the expired portion of risk or time for which the reinsured policy(ies) was/were in effect.

Excess of loss reinsurance	A generic term describing reinsurance which indemnifies the reinsured against all or a specified portion of losses on underlying insurance contracts in excess of the ceding company’s retention. Also known as non-proportional reinsurance.

Expense ratio; underwriting expense ratio	Operating expenses as a percentage of net premiums earned.

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single contract. Each contract reinsured is separately negotiated.

Gross premiums written	Total premiums for insurance written and reinsurance assumed during a given period.

Group policy	A single insurance policy that provides cover against death, accident and sickness for several persons forming a homogeneous group, generally belonging to a single company or association.

Incurred but not reported reserves (“IBNR”)	Loss reserves for estimated losses and LAE, which have been incurred, but which have not yet been reported to the insurer or reinsurer.

Loss	Event that triggers insurance cover. An event or series of events arising from a particular cause which gives rise to an insured or reinsured loss. Depending on the wording of the reinsurance agreement, such “event” may also include continuous exposure to conditions giving rise to losses, which may be generated under certain forms of Casualty insurance coverage. For coverage purposes, particularly under Catastrophe Excess agreements, the definition of occurrence may be restricted or expanded to include claims within a certain period of time (e.g., 72 hours) as one occurrence.

Loss adjustment expenses (“LAE”)	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss experience	Ratio of total cost of claims for the year to total earned premiums.

Loss ratio; loss and LAE ratio	Losses and LAE incurred as a percentage of net premiums earned.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Loss reserves are established for losses and LAE, and consist of case reserves and IBNR reserves.

Low or working layer excess of loss reinsurance	Reinsurance that absorbs the losses immediately above the reinsured’s retention layer. A low layer excess of loss reinsurer will pay up to a certain monetary amount at which point a higher layer reinsurer or the ceding company will be liable for additional losses. Also known as working layer reinsurance.

Morbidity	The relative incidence of disability or sickness due to disease or physical impairment.

Mortality	The relative incidence of death of life insureds or annuitants.

Net premiums earned	The portion of net premiums written during or prior to a given period that is recognized for accounting purposes as income during such period.

Net premiums written	Gross premiums written for a given period less premiums ceded to retrocessionaires during such period.

Non-proportional reinsurance	Reinsurance contract written to protect the ceding company from all or part of claims in excess of a specified amount retained (priority). Also called Excess of Loss or Stop Loss reinsurance.

Probable maximum loss (“PML”)	The estimated anticipated maximum loss, taking into account ceding company and contract limits, caused by a single catastrophe affecting a broad contiguous geographic area, such as that caused by a hurricane or earthquake of such a magnitude that it is expected to recur once during a given return period, such as every 50, 100 or 200 years.

Primary insurer	An insurance company that issues insurance contracts to the public generally or to certain non-insurance entities.

Property insurance	Insurance that provides coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use.

Pro rata reinsurance	A generic term describing all forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. (Also known as proportional reinsurance, which includes quota share and surplus share reinsurance.)

Pure premium	Premium equal to the statistical estimate of the risk covered by the insurer.

Reinstatement	A provision in an excess of loss reinsurance contract, particularly catastrophe and clash covers, that provides for reinstatement of a limit which had been reduced by the occurrence of a loss or losses. The number of times that the limit can be reinstated varies, as does the cost of the reinstatement.

Reinstatement premiums	Additional premiums charged under certain excess of loss reinsurance contracts to restore coverage to original coverage amounts after a loss.

Reinsurance	The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured or ceding company, for part or all of the liability assumed by the reinsured under a contract or contracts of insurance which it has issued. However, the legal rights of the insured generally are not affected by the reinsurance transaction and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Retention; retention level	The amount or portion of risk which an insurer or reinsurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer or retrocessionaire. In proportional treaties, the retention may be a percentage of the original contract’s limit. In excess of loss business, the retention is a fixed monetary amount of loss, a loss ratio or a percentage of the loss.

Retrocession	A transaction whereby a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or part of the reinsurance it has assumed. Retrocession provides reinsurers with benefits similar to those which reinsurance provides to ceding companies. Retrocession does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.

Survival ratio	Measure developed by A.M. Best to measure the number of years it would take an insurance company to exhaust both its asbestos and environmental reserves for losses and loss expenses. This ratio is calculated by dividing the amount of the company’s reserve by the amount claims paid annually in the course of the past three years.

Tail	The period of time that elapses between either the writing of the applicable insurance or reinsurance policy or the loss event (or the insurer’s or reinsurer’s knowledge of the loss event) and the payment in respect thereof. A “short-tail” product is one where ultimate losses are known comparatively quickly; ultimate losses under a “long-tail” product are sometimes not known for many years.

Treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a “treaty”) between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally written by the primary insurer or reinsured.

Underwriting	The insurer or reinsurer’s process of reviewing applications submitted for insurance or reinsurance coverage to determine whether to accept all or part of the coverage requested and determining the applicable rates, terms and conditions.

Underwriting capacity	The maximum amount that an insurance or reinsurance company can underwrite. The limit is generally determined by the company’s retained earnings and investment capital. Reinsurance serves to increase a company’s underwriting capacity by reducing its exposure from particular risks.

Underwriting cycle	Pattern in which property and casualty insurance and reinsurance premiums, profits and availability of coverage rise and fall over time.

Underwriting expenses	The aggregate of policy acquisition costs, including commissions, and that portion of administrative, general and other expenses attributable to underwriting activities.

Underwriting year	An underwriting year reinsurance contract reinsures losses incurred on underlying insurance policies that begin at any time during the reinsurance contract term. This means, for example, that, if both the underlying insurance contracts and the reinsurance contract have twelve-month terms, the reinsurance contract will cover underlying losses occurring over a twenty-four month period.

Unearned premium	The portion of a premium allocated to the unexpired portion of the contract term as of a certain date.

U.S. Generally Accepted Accounting Principles (“U.S. GAAP”)	United States accounting principles as set forth in opinions of the Accounting Principles Board of the American Institute of Certified Public

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