Form 20-F
period 2004-12-31
SCOR
filed 2005-04-29
CIK 1023027

As filed with the Securities and Exchange Commission on April 29, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 001-14518
SCOR
(Exact name of registrant as specified in its charter)

N/A	The Republic of France

(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

1, Avenue du Général de Gaulle, 92800 Puteaux, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	New York Stock Exchange, Inc.

Ordinary Shares, no par value *	New York Stock Exchange, Inc.

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report:

819,269,070 Ordinary Shares, including 29,615,519 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share.

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
☐  ITEM 17      ☒  ITEM 18

EXPLANATORY NOTE
The U.S. GAAP consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for the years ended December 31, 2003 and 2002 and the consolidated balance sheet as of December 31, 2003, including the applicable notes thereto, contained in Item 18 – Financial Statements of this Annual Report on Form 20-F have been restated from those financial statements previously presented. In addition, the financial information as of December 31, 2002 and as of and for the years ended December 31, 2001 and 2000 contained in Item 3.A – Selected Financial Data has also been restated. SCOR has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the restatements that ended prior to December 31, 2004. For this reason, those prior Annual Reports and the consolidated financial statements, auditors’ reports and related financial information for the affected years contained in such reports should no longer be relied upon. For a description of the restatements, see “Item 5 Management’s Discussion and Analysis of Financial Condition and Results of Operation – Restatement” and Note 2. “Restatement” contained in the notes to the audited U.S. GAAP consolidated financial statements included herein.
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
The information contained in this Annual Report, as well as oral statements that may be made by SCOR or by its officers, directors or employees acting on behalf of SCOR related to such information contain statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements including, without limitation, statements relating to:

•	the implementation of the “Moving Forward” plan described under “Item 4. – Information on the Company”;

•	the implementation of strategic initiatives, including the update of information systems;

•	changes in premium revenues;

•	changes in the balance of lines and class of business;

•	the development of revenues overall and within specific business areas;

•	the development of expenses;

•	the direction of insurance and reinsurance rates and the demand for reinsurance products and services;

•	the market risks associated with interest and exchange rates and equity markets; and

•	other statements relating to SCOR’s future business development and economic performance.
The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan” “may”, “will”, “should” and similar expressions identify certain of these forward-looking statements although the absence of such words does not necessarily mean that a statement is not forward-looking. Readers are cautioned not to place undue reliance on forward-looking statements because actual events and results may differ materially from the results implied or expected by such forward-looking statements.
Many factors may influence SCOR’s actual results and cause them to differ materially from the implied or expected results as described in such forward-looking statements, including, without limitation:

•	cyclical trends in the insurance and reinsurance sectors;

•	the outcome of U.S. legal proceedings after the conclusion of all appeals and the allocation of liability, amount of damages and amount of indemnification ultimately allocated to SCOR and its affiliates related to the World Trade Center litigation at the conclusion of such proceedings;

•	the frequency and severity of insured loss events, including natural and man made catastrophes, terrorist attacks and environmental and asbestos claims, as well as mortality and morbidity levels and trends and persistency levels;

•	the underwriting results of primary insurers and the accuracy and overall quality of information provided to SCOR by primary insurance companies with which SCOR transacts business, particularly regarding their reserve levels;

•	the availability of and terms under which SCOR is able to enter into retrocessional arrangements;

•	the state of the reinsurance brokerage market and the ability of reinsurers and members of pools in which SCOR participates to meet their obligations;

•	increasing levels of competition in France, Europe, North America and other international reinsurance markets;

•	interest rate levels;

•	the performance of global debt and equity markets;

•	ratings downgrades;

•	SCOR’s financial strength;

•	SCOR’s ability to meet its liquidity requirements;

•	currency exchange rates, including the euro – U.S. dollar exchange rate;

•	economic trends in general;

•	the outcome of regulatory review by U.S. insurance regulators;

•	changes in laws, regulations and case law;

•	political, regulatory and industry initiatives;

•	SCOR’s ability to maintain its relationships with, and be recommended by, brokers;

•	SCOR’s ability to implement its “Moving Forward” strategic plan and the run-off of certain of its U.S. business lines, including CRP and SCOR U.S.;

•	the value of SCOR’s intangible assets;

•	the ability of SCOR to improve its internal control over financial reporting and resolve material weaknesses in its internal control over financial reporting;

•	the impact of SCOR’s conversion to International Financial Reporting Standards;

•	the impact of operational risks, including human or systems failures;

•	the risks identified in “Item 3.D – Risk Factors” of this Annual Report on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) and SCOR’s other filings with the SEC; and

•	other matters not yet known to SCOR or not currently considered material by SCOR.
All forward-looking statements attributable to SCOR, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. SCOR disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless it is required by law. See “Item 3.D. – Risk Factors” for certain risks that may affect the Group’s results.
In this Annual Report on Form 20-F, the term the “Company” refers to SCOR and the terms “SCOR”, the “Group”, the “SCOR Group”, “we”, “us” and “our” refer to the Company together with its consolidated subsidiaries.

As used herein, references to “EUR” or “€” are to euro and references to “dollars”, “USD” or “$” are to U.S. dollars. For your convenience, this Annual Report contains translations of certain euro amounts into dollar amounts at the rate of USD 1.35 per EUR 1.00, the noon buying rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004, the date of SCOR’s most recent balance sheet included in this Annual Report. You should not assume, however, that euros could have been exchanged into dollars at any particular rate or at all. See “Item 3.A. – Selected Financial Data” for certain historical information regarding the Noon Buying Rate.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. SELECTED FINANCIAL DATA
Currency Translations And Exchange Rates:
The following table sets forth, for the periods indicated, information with respect to the high, low, average and end of period Noon Buying Rates, expressed in U.S. dollars per euro.

			Average	End of
Year Ended December 31,	High	Low	Rate(1)	Period(2)

2000	1.03	0.83	0.92	0.94
2001	0.95	0.83	0.89	0.89
2002	1.05	0.86	0.95	1.04
2003	1.26	1.04	1.14	1.26
2004	1.36	1.18	1.25	1.35
October 2004	1.28	1.23
November 2004	1.33	1.27
December 2004	1.36	1.32
2005 (through April 22)	1.35	1.28
January 2005	1.35	1.30
February 2005	1.33	1.28
March 2005	1.35	1.29
April (through April 22)	1.31	1.28

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(2)	The end of period Noon Buying Rate is the Noon Buying Rate on the last business day of the relevant period.
The Noon Buying Rate on April 22, 2005 was USD 1.31 per EUR 1.00.
SCOR prepares and publishes its financial statements in euros. Because a significant part of the Group’s revenues and expenses, as well as its assets and liabilities, are denominated in dollars and other currencies, fluctuations in the exchange rates used to translate these currencies into euros may have a significant impact on SCOR’s reported results of operations and net equity from year to year. Fluctuations in the exchange rate between the euro and the dollar will also affect the dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the Depositary of dividends paid in euro on the Ordinary Shares underlying the ADSs and may affect the dollar trading prices of the ADSs on the New York Stock Exchange. See “Item 3.D. – Risk Factors – We are exposed to the risk of changes in foreign exchange rates” and “Item 3.D. – Risk Factors – The trading price of SCOR’s ADSs and dividends paid on SCOR’s ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars.” See also “Item 5. – Operating and Financial Review and Prospects” for information regarding the effects of currency fluctuations on the Group’s results.

Selected U.S. GAAP Consolidated Financial Data
The following selected financial data as of December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 are derived from the consolidated financial statements of SCOR, as restated, included in this Annual Report, which have been audited by Ernst & Young, our independent auditors. The following selected financial data as of December 31, 2002, 2001 and 2000 and for each of the years ended December 31, 2001 and 2000 are derived from the unaudited consolidated financial statements of SCOR, as restated, not included in this Annual Report.
The consolidated financial statements of SCOR presented below have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. SCOR also publishes consolidated financial statements, not included herein, prepared in accordance with French Generally Accepted Accounting Principles, or French GAAP, which differ in certain respects from U.S. GAAP. See “Item 3.D. Risk Factors – Our French GAAP results may differ significantly from our U.S. GAAP results.”
The unaudited euro amounts presented in the table below as at and for the year ended December 31, 2004 have been translated into dollars solely for your convenience at the Noon Buying Rate of USD 1.35 per EUR 1.00 on December 31, 2004, the date of SCOR’s most recent balance sheet included in this Annual Report. These translations should not be construed as representations that the euro amounts could actually have been converted into dollars at these rates or at all.
The selected consolidated financial data should be read in conjunction with “Item 3.D. – Risk Factors,” “Item 5. – Operating and Financial Review and Prospects” and SCOR’s consolidated financial statements and related notes and other financial information included elsewhere in this Annual Report.
Restatement
In the course of implementing International Financial Reporting Standards, or IFRS, which the Group will be required to follow in France as of January 1, 2005 for purposes of satisfying French regulatory requirements, the Group identified a number of errors in its financial statements for 2003 and 2002 that had been prepared in accordance with U.S. GAAP, including the 2002 opening balance sheet. As a result, the Group determined that it was necessary to restate its previously issued U.S. GAAP consolidated financial statements.
The restatement principally relates to:

•	consolidation: capital leases and mutual funds;

•	accounting for taxation: deferred taxes on the “reserve de capitalisation” and valuation allowance;

•	accounting for foreign currency: foreign currency transaction and financial statement, translation of goodwill and impact of currency fluctuations on available for sale debt securities held in currencies other than the functional currency;

•	accounting for post-retirement benefits; and

•	accounting for other issues: impairment of securities, derivative contracts, several minor unadjusted difference items for the periods concerned and costs incurred in connection with the creation of the SCOR Vie subsidiary.
Certain reclassifications have been made to balances previously reported to conform to the current presentation.
The Company has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the restatements that ended prior to December 31, 2004. For this reason, those prior Annual Reports and the consolidated financial statements, auditors’ reports and related financial information for the affected years contained in such reports should no longer be relied upon.
The selected financial information presented below has been restated for all periods presented, to reflect the correction of such errors.
For a description of the restatements, see “Item 5 Management’s Discussion and Analysis of Financial Condition and Results of Operation – Restatement” and Note 2. “Restatement” contained in the notes to the audited U.S. GAAP consolidated financial statements included elsewhere herein.

SELECTED U.S. GAAP CONSOLIDATED FINANCIAL DATA

	As at and for the year ended December 31,

	2000	2001	2002	2003	2004	2004

	(Restated)	(Restated)				(Translated)
	(unaudited)	(unaudited)	(Restated)	(Restated)		(unaudited)
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(millions, except share and per share amounts)
Income statement
Operating revenues	2,964	4,000	4,520	3,650	2,509	3,387
Total revenues	3,377	4,010	4,562	3,767	2,551	3,444
Income (loss) before cumulative effect of change in accounting	78	(434)	(493)	(512)	243	328
Cumulative effect of change in accounting principles, net of income taxes(1),(2)	–	42	–	–	4	5
Net income (loss)	78	(392)	(493)	(512)	247	333
Net income (loss) per Ordinary Share, basic	2.48	(11.54)	(13.03)	(3.76)	0.31	0.42
Net income (loss) per Ordinary Share, diluted	2.31	(11.54)	(13.03)	(3.76)	0.30	0.41
Balance sheet data (as at end of year)
Total assets	12,776	16,917	16,002	13,605	13,439	18,143
Shareholders’ equity	1,371	1,267	1,078	356	1,211	1,635
Convertible debentures, long-term debt and capital leases	499	510	902	1,039	961	1,297
Dividend declared per Ordinary Share	1.70	0.30	–	–	–	–
Number of Ordinary Shares, in thousands	34,794	41,244	136,545	136,545	819,269

(1)	A change in accounting principles due to the discount of reserves occurred in 2001. The effect of the change in 2001 was to increase the Property Casualty net income by EUR 62 million before tax and EUR 41 million after tax. If the accounting change was never made, the impact in 2002, 2003 and 2004 would have been to increase Property Casualty net income by EUR 17 million before tax and EUR 11 million after tax, EUR 3 million before tax and EUR 2 million after tax and EUR 12 million before tax and EUR 8 million after tax, respectively.

(2)	In 2004, the Group adopted Statement of Position, “Accounting and Reporting by Insurance Enterprise for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts.” See Note 3.23 to the consolidated financial statements included in Item 18 – Financial Statements.
Dividends
The payment and amount of dividends on outstanding Ordinary Shares are subject to the recommendation of the Company’s Board of Directors and the approval by the Company’s shareholders at an annual general meeting. The Board of Directors also recommends, and the Company’s shareholders determine at the annual general meeting, the portion, if any, of any annual dividend that each shareholder will have the option to receive in Ordinary Shares. Historically, from 1996 through 2001, dividends were paid entirely in cash. Future dividends will depend on the Company’s earnings, financial condition, capital requirements, exchange rate and interest rate fluctuations and other factors. The Company has not paid any dividends since 2001. A dividend of EUR 0.03 per Ordinary Share has been proposed to be approved by the shareholders at the next annual meeting to be held in 2005.
Under French law and the Company’s statuts, or charter and by-laws, the Company’s net income in each fiscal year (after deduction for depreciation and reserves), as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to the shareholders of the Company as dividends, subject to other applicable requirements of French law and the Company’s statuts.

Historically, any cash dividends paid by the Company have generally been paid solely in euros. Dividends paid to holders of ADSs are converted from euros to U.S. dollars, subject to a charge by the Depositary for any expenses incurred by the Depositary in such conversion. Fluctuations in the exchange rate between euros and dollars and expenses of the Depositary will affect the dollar amounts actually received by holders of ADSs upon conversion by the Depositary of such cash dividends. See “Item 3.D. – Risk Factors – We are exposed to the risk of changes in foreign exchange rates” and “Item 3.D. – Risk Factors – The trading price of SCOR’s ADSs and dividends paid on SCOR’s ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars.” See “Item 10.E. – Taxation” for a description of the principal French and U.S. federal income tax consequences regarding the taxation of dividends for holders of ADSs and Ordinary Shares.
Dividends for each year are paid in the year following the approval of such dividend at the annual meeting of shareholders, which is generally held in April or May. The aggregate annual dividends paid for each of the five years ended December 31, 2004 were as follows:

	Number of		Dividend per
	Ordinary	Dividend per	Ordinary		Dividend per
	Shares	Ordinary	Share including	Dividend per	ADS including
	outstanding	Share	Avoir Fiscal(1)	ADS(2)	Avoir Fiscal(1)(2)

	(Thousands)	(EUR)	(EUR)	(USD)	(USD)
2000	34,794	1.70	2.55	1.52	2.28
2001	41,244	0.30	0.45	0.27	0.40
2002	136,545	0.00	0.00	0.00	0.00
2003	136,545	0.00	0.00	0.00	0.00
2004	819,269	(*)	(*)	(*)	(*)

(1)	Avoir Fiscal for individuals and corporations which own at least 5% of the Company’s share capital at a rate of 50%. The dividend per Ordinary Share including Avoir Fiscal for other corporations was EUR 2.13 and EUR 0.35 in 2000 and 2001, respectively, and the dividend per ADS including Avoir Fiscal for other corporations was USD 1.90 and USD 0.31 in 2000 and 2001, respectively. The Avoir Fiscal was repealed and therefore will not be applicable with respect to dividends distributed in the future. See “Item 10.E. – Taxation.”

(2)	Solely for your convenience, the dividend per Ordinary Share and avoir fiscal have been translated from the euro amounts actually paid into the corresponding U.S. dollar amounts at the Noon Buying Rates. The Noon Buying Rate may differ from the rate that may be used by the Depositary to convert euros to U.S. dollars for purposes of making payments to holders of ADSs.

(*)	The Company’s board of directors has approved a EUR 0.03 dividend per Ordinary Share that will be proposed to the shareholders meeting to be held in May 2005.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
You should carefully consider the risks described below in conjunction with the other information and the consolidated financial statements of SCOR and the related notes thereto included elsewhere in this Annual Report before making an investment decision with respect to the Ordinary Shares or ADSs.
The insurance and reinsurance sectors are cyclical, which may impact our results.
The insurance and reinsurance sectors, particularly in the Non Life area are cyclical. Historically, reinsurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the reinsurer, including, notably, competition, frequency or severity of catastrophic events, levels of capacity and general economic conditions. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses, levels of sector surplus and utilization of underwriting capacity that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industries. As the performance of financial markets and reinsurers improves and reinsurance capacity increases, however, ceding companies are more inclined to ask for price reductions in the most profitable lines of business and underwriting quality tends to decline. At the same time, claims may be higher when economic conditions are unfavorable, particularly for products that provide reinsurance coverage for a risk that is related to the financial condition of the company that is being insured. As a result, the reinsurance business has been cyclical historically, characterized by periods of intense price competition due to excessive underwriting capacity and periods when shortages of underwriting capacity permit favorable premium levels.
For example, certain reinsurance sectors in which the Group does business have, particularly since the terrorist attack of September 11, 2001, been characterized by a reduction in subscription capacity on the part of reinsurance companies, in turn leading to increases in pricing and tightened reinsurance conditions. Over the past four years, these capacity shortages have continued due to increasing cost of claims and to multiple catastrophic events from 2001 to 2004, including floods in Northern Europe and France, an earthquake in Japan, typhoons in Asia and hurricanes and tornadoes in the U.S. and the Caribbean, and reduced investment income from financial markets, which has allowed us to maintain premium rates. The reinsurance market nonetheless remains cyclical and there have been some signs of a downturn, including retention increases by insurers and increases in the trend towards non proportional treaties, thus reducing the prospects of premium income, while potentially increasing volatility.
We may experience the effects of such cyclicality and there can be no assurances that changes in premium rates, the frequency and severity of catastrophes or other loss events or other factors affecting the insurance or reinsurance industries will not have a material adverse effect on our revenues, net income, results of operations and financial condition in future periods.
We are exposed to losses from catastrophic events.
Like other reinsurers, our operating results and financial condition have in the past been, and can be expected in the future to be, adversely affected by natural and man-made catastrophes, which may give rise to claims under the Property-Casualty and Life reinsurance coverage we provide. Catastrophes can be caused by a variety of events, including hurricanes, windstorms, earthquakes, hail, explosions, severe winter weather and fires. In 2004, SCOR, like most other reinsurers, was affected by the unusually high frequency of events, including four hurricanes in the United States and the Caribbean and a number of typhoons in Asia. Although catastrophes may cause losses in several of the Group’s business lines, most of the Group’s catastrophe-related claims in the past have related to homeowners or commercial property coverage. SCOR’s most significant exposure to catastrophe events relates to earthquake risks primarily in Japan, Italy, Israel, Taiwan, Chile, Turkey and Portugal and wind and other weather-related risks concentrated primarily in North America, Europe and Asia.
The frequency and severity of such events, particularly natural catastrophes, are by their nature unpredictable. The inherent unpredictability of these events makes forecasts and risk evaluations uncertain for any given year. As a result, our claims experience may vary significantly from one year to another. In addition, depending on the frequency and nature of the losses, the speed with which claims are made and the terms of the policies affected, we may be required to make large claims payments upon short notice. We may be forced to fund these obligations by liquidating investments unexpectedly and in unfavorable market conditions, or raising funds at unfavorable costs. These factors could have a significant impact on our financial condition, profitability and results of operations and the comparability over time of our results.
We have sought to manage our exposure to catastrophic losses through selective underwriting practices, including the monitoring of risk accumulations on a geographic basis, and through the purchase of retrocessional catastrophe reinsurance. There can be no assurance, however, that these underwriting practices, including the management of risks on a geographical basis, or the purchase of retrocessional reinsurance, will be sufficient to protect us against material catastrophic losses, or that retrocessional reinsurance will continue to be available in the future at commercially reasonable rates. Although we attempt to limit our exposure to acceptable levels, it is possible that a single or multiple catastrophic events could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.
We may be subject to losses due to our exposure to risks related to terrorist acts.
In the context of our business, we may be exposed to claims arising from the consequences of terrorist acts. These risks, the potential significance of which can be illustrated by the September 11, 2001 attack in the United States, can affect both individuals and property. The September 11, 2001 attack on the World Trade Center resulted in the Group establishing reserves on the basis that the attack on the two towers of the World Trade Center was one single occurrence and not two occurrences under the term of the applicable coverage. On December 6, 2004, a jury determined that the attacks on the World Trade Center were two distinct occurrences and therefore that our ceding company, which provided insurance on the World Trade Center, was liable for two events on the basis of its policy wording. As a result, we have increased our reserves based on the actual replacement value established by the ceding company’s claims adjusters. The gross amount of reserves has accordingly been increased from USD 355 million as of December 31, 2003 to USD 422 million as of December 31, 2004, and net of retrocession from USD 167.5 million to USD 193.5 million. The jury verdict that the attack on the World Trade Center constituted two occurrences and not one occurrence under the terms of the ceding company’s insurance policy is expected to be appealed and we have issued two letters of credit in the amount of USD 145.3 million as security required by the ceding company to guarantee our willingness and capacity to pay the ceding company if the jury verdict is not reversed by the U.S. Court of Appeals for the Second Circuit, or if an appraisal process to be conducted under court supervision in 2005 were to lead to an increased amount of liabilities to be paid in the future. See “Item 8.A. – Consolidated Statements and Other Financial Information – Legal Proceedings” for a discussion of the pending World Trade Center litigation.
After the events of September 11, 2001, we adopted measures designed to exclude or limit our exposure to risks related to terrorism in our reinsurance contracts, in particular in those countries and for the risks that are the most exposed to terrorism. Contracts entered into prior to the implementation of these measures, however, remain unchanged. In addition, it has not always been possible to implement these measures, particularly in our principal markets. For example, certain European countries do not permit excluding terrorist risks from insurance policies. Due to these regulatory constraints, we have actively supported the creation of insurance and reinsurance pools that involve insurance and reinsurance companies as well as public authorities in order to spread the risks of terrorist activity among the members of these pools. We participate in pools created in France (GAREAT), in Germany (Extremus), in the United Kingdom and in Austria. Although the U.S. Congress passed the Terrorism Risk Insurance Act (“TRIA”) in November 2002, which established a federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and required that coverage for terrorist acts be offered by insurers, the U.S. insurance market is still subject to significant exposures in respect of terrorism-related losses and the TRIA may not be renewed at the end of 2005. SCOR has reduced its exposure to the U.S. market by declining to underwrite large national insurers. See “Item 3.D. – Risk Factors – Our results may be impacted by the inability of our reinsurers (retrocessionaires) or other members of pools in which we participate to meet their obligations and the availability of retrocessional reinsurance on commercially acceptable terms.” In addition to the commitments described above, the Group does reinsure, from time to time, terrorist risks, usually limiting by event and by period the coverage that ceding companies receive for damage caused by terrorist acts.
As a result, additional terrorist acts, whether in the U.S. or elsewhere, could cause us to make significant claims payments and, as a result, could have a significant effect on our operating income, results of operations, financial condition and future profitability.
We could be subject to losses as a result of our exposure to environmental and asbestos-related risks.
Like other reinsurance companies, we are exposed to environmental and asbestos-related risks, particularly in the United States. Insurers are required under their contracts with us to notify us of any claims or potential claims that they are aware of. However, we often receive notices from insurers of potential claims related to environmental and asbestos risks that are imprecise, as the primary insurer may not have fully evaluated the risk at the time it notifies us of the claim. Due to the imprecise nature of these claims, the uncertainty surrounding the extent of coverage under insurance policies and whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability, we can, like other reinsurers, only give a very approximate estimate of our potential exposure to environmental and asbestos claims that may or may not have been reported. In 2004, we decreased the level of our reserves by EUR 16 million. We believe that our reserves as at December 31, 2004 are sufficient to cover our estimated liabilities relating to environmental and asbestos claims and we estimate correspond to approximately nine years of payments and seven years if the commutations previously made are taken into account.
Nonetheless, due to the changing legal and regulatory environment, including changes in tort law, the evaluation of the final cost of our exposure to asbestos-related and environmental claims may be increasing in uncertain proportions. Diverse factors could increase our exposure to the consequences of asbestos-related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. These uncertainties inherent to environmental and asbestos claims are unlikely to be resolved in the near future. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. In these circumstances, it is difficult to estimate the reserves that should be recorded for these risks and to give any assurance that the amount reserved will be sufficient. We therefore rely on market assessments of survival ratios for reserves although data currently available relate to old underwriting years in the U.S. market to which we are not considerably exposed.
As a result of these imprecisions and uncertainties, we cannot exclude the possibility that we could be exposed to significant additional environmental and asbestos claims, which could have a material adverse effect on our operating income, results of operations, financial condition and future profitability.
If our reserves prove to be inadequate, our net income, results of operations and financial condition may be adversely affected.
We are required to maintain reserves to cover our estimated ultimate liability for Property-Casualty losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period, net of estimated related salvage and subrogation claims. Our reserves are established on the basis of information that we receive from insurance companies, particularly their own reserving levels. For our Life business, we are required to maintain reserves for future policy benefits that take into account expected investment yields and mortality, morbidity, lapse rate and other assumptions. In our Non Life business, our reserves and policy pricing are based on a number of assumptions and on information provided by third parties, which, if proven to be incorrect, could have an adverse effect on our results of operations. Even though we are entitled to audit the companies with which we do business, and despite our frequent contacts with these companies, our reserving policy remains dependent on the risk evaluations of these companies. The inherent uncertainties in estimating reserves are compounded for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the primary insurer and ultimately to the reinsurer, the primary insurer’s payment of that loss and subsequent indemnification by the reinsurer, as well as by differing reserving practices among ceding companies and changes in jurisprudence, particularly in the United States.
Furthermore, we have significant exposures to a number of business lines in respect of which accurate reserving is known to be particularly difficult because of the “long-tail” nature of these businesses, including workers compensation, liability insurance, and environmental and asbestos-related claims. Our reserves for these lines of business represent a significant portion of our technical reserves, although the proportion has been decreasing as we have increased the proportion of our Property business relative to our Casualty and liability business. In relation to such claims, it has in the past been necessary to revise our estimated potential loss exposure and, therefore, the related loss reserves. Changes in law, evolving judicial interpretations and theories as well as developments in class action litigation, particularly in the United States, add to the uncertainties inherent in claims of this nature.
We periodically review the methods for establishing reserves and their amounts. To the extent that our reserves prove to be insufficient, after taking into account available retrocessional coverage, we increase our reserves and incur a charge to earnings, which can have a material adverse effect on our consolidated net income and financial condition. We strengthened our reserves on several occasions in 2002 and 2003 following internal and external actuarial reviews. The most recent such reserves strengthening occurred at September 30, 2003, when the Group increased its loss reserves by EUR 297 million, EUR 290 million of which was related to adverse trends in loss experience in the United States with respect to business underwritten by SCOR U.S. and CRP over the period 1997-2001. These additional reserves mainly concern lines of business, which have now been put in run-off or sharply reduced, such as buffer layers, program business and workers compensation.
Although we believe our Non Life technical reserves were adequate as of the end of 2004, we cannot guarantee that our level of reserves will be sufficient to cover future losses. In particular, our market experience has shown that these measures have not always proven to be sufficient. To the extent we are required to further increase our reserves in the future, our net income, results of operations and financial condition could be materially adversely affected. In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risk we assume.
Our results may be impacted by the inability of our reinsurers (retrocessionaires) or members of pools in which we participate to meet their obligations and the availability of retrocessional reinsurance on commercially acceptable terms.
We transfer a part of our exposure to certain risks to other reinsurers through retrocession arrangements. Under these arrangements, other reinsurers assume a portion of our losses and expenses associated with losses in exchange for a portion of policy premiums. When we obtain retrocession, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our operating results and financial condition. We also assume credit risk by writing business on a funds withheld basis. Under such arrangements the cedant retains the premium they would otherwise pay to the reinsurer to cover future loss payments. Although we conduct periodic reviews of the financial condition of our reinsurers, our reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. Furthermore, since our reinsurers do business in the same sectors as we do, events that have an adverse effect on the sector could have the same effect on all of the participants in the reinsurance sector. In addition, retrocession may prove inadequate to protect against losses or may become unavailable in the future or unavailable at commercially acceptable rates.
We participate in various pools of insurers and reinsurers in order to spread certain risks, in particular terrorism risks, among the members of the pool. In case of default of one of the members of a pool, we could be required to assume part of the liabilities and obligations of the member in default, which could affect our net income, results of operations and financial condition.
We operate in a highly competitive industry.
The reinsurance business is highly competitive. Our position in the reinsurance market is based on many factors, such as perceived financial strength of the reinsurer and ratings assigned by independent ratings agencies, underwriting expertise, reputation and experience in the lines written, the jurisdictions in which the reinsurer is licensed or otherwise authorized to do business, premiums charged, as well as other terms and conditions of the reinsurance offered, services offered and speed of claims payment. We compete for business in the French, European, United States, Asian and other international reinsurance markets with numerous international and domestic reinsurance companies, some of which have a larger market share, greater financial resources and higher ratings from financial ratings agencies than we do.
When the supply of reinsurance is greater than the demand from ceding companies, our competitors, some of whom hold higher ratings than us, may be better positioned to enter into new contracts and to gain market share at our expense. In addition, our current ratings have significantly hindered our competitive position, and may in the future continue to do so. In 2004, our lower ratings were responsible for losses of business. Although a change in the outlook and an upgrade from one rating agency before the end of the 2004-2005 renewal period has improved our competitive position, if we do not improve our credit ratings to an A level our business, our financial condition and our results of operations could be seriously affected. See “– Ratings are important to our business.”
We are exposed to the impact of changes in interest rates and developments in the debt and equity markets.
Investment returns are an important part of our overall profitability and changes in interest rates and fluctuations in the debt and equity markets could have a material adverse impact on our profitability, cash flows, results of operations and financial condition. Interest rate fluctuations could have consequences on our return from fixed-maturity securities, as well as the market values of, and corresponding levels of capital gains or losses on the fixed-maturity securities in our investment portfolio. Interest rates and the debt and equity markets are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.
During periods of declining interest rates, our annuity and other life reinsurance products, including the fixed annuities of SCOR Life U.S. Re, may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, our investment earnings may be lower because the interest earnings on our fixed-maturity investments likely will have declined in parallel with market interest rates. In addition, our fixed-maturity investments are more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as a result of the decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio. Conversely, an increase in interest rates, as well as developments in the capital markets, could also lead to unanticipated changes in the pattern of surrender and withdrawal of our annuity and other Life reinsurance products, including the fixed annuities of SCOR Life U.S. Re. These would result in cash outflows that might require the sale of assets at a time when the investment portfolio is negatively affected by increases in interest rates, resulting in losses.
We are also exposed to credit risks in the debt securities markets since the financial difficulties of certain issuers and the deterioration of their credit quality could make payment of their obligations uncertain and lead to lower market prices for their fixed-maturity securities, which would affect the value of our investment portfolio.
We are exposed to equity price risk. While equity investments accounted for only approximately 8.3% of our investments as at December 31, 2004 by market value, we may need to record impairments to our equity portfolio as a result of negative developments in the stock markets. Such depreciation could affect our operating results and financial condition.
Ratings are important to our business.
Our ratings are reviewed periodically. Over the course of 2003, our ratings from all the major rating agencies were revised downwards on several occasions and put on watch, particularly after we announced we would be increasing our reserves and announced the amount of our loss for the third quarter of 2003. Although one rating agency improved the outlook of our rating in 2004 before the end of the 2004/ 2005 renewal period, our principal competitors currently hold higher ratings than us, which has significantly hindered our competitive position, and there can be no assurance that such ratings will be improved or maintained in the future.
Our Life reinsurance business and large facultative and direct underwriting businesses are particularly sensitive to the way our clients and ceding companies perceive our financial strength as well as to our ratings. Our ratings levels in 2003 and 2004 have made it difficult for us to renew policies and treaties with existing clients and to sign new clients, notably in our Life reinsurance, large facultative and direct underwriting segments. Moreover, such ratings have induced some ceding companies to reduce our shares on some treaties and contracts in 2004. In addition, given that some of our reinsurance treaties contain termination clauses triggered by ratings, there is a risk that our reserves would be reduced as a result of such termination by our clients, which in turn would be likely to significantly reduce our future financial margins and to require us to depreciate some or all of our deferred acquisition costs. See also “– Our shareholders’ equity is sensitive to the value of our intangible assets”

and “Item 4. Information on the Company – Ratings.” We cannot assure you that we will be able to improve our underwriting results, decrease management expenses or improve our ratings in 2005, or that any such improvements will be sufficient to compensate for such decreases in premium volumes.
The timing of any changes to our credit ratings is also very important to our business since our Life, large facultative and “business solutions” contracts and treaties with ceding companies are renewed at various times throughout the year. Our contracts and treaties are generally renewed in Japan and Korea each April, in the U.S. each January and July and in Europe, Canada and the rest of the world each January. If our credit ratings do not improve prior to the renewal periods described above, our premium income for 2005 and 2006 could be negatively impacted as we could continue to lose contracts, treaties and premiums to our competitors with higher credit ratings.
In addition, a part of our business is conducted with U.S. ceding companies for whom state insurance regulations and market practice require that we obtain letters of credit from banks in order to maintain reinsurance contracts. If we are unable to honor our financial commitments under our outstanding credit facilities or if we suffer any further ratings downgrade, our financial situation and results could be significantly affected. Despite our improved condition in 2004 our current credit ratings levels have made it more costly for us to obtain such letters of credit and have sometimes made it more difficult for us to renew or obtain letters of credit and, as a result, to conclude or renew reinsurance contracts. Any further downgrading in our credit ratings levels, however, would significantly restrict our ability to obtain such letters of credit and would affect our operations. In these circumstances, we could be required to reduce our business with U.S. ceding companies and our business, operating results and financial condition could be adversely affected.
A significant portion of our treaties contain provisions relating to financial strength, which could have an adverse effect on our financial condition.
A significant portion of our reinsurance treaties, in particular in our Life reinsurance business, contain triggers relating to financial strength which entitle our cedents to terminate the relevant treaty upon the occurrence of specified events of default, including a ratings downgrade, our net assets falling below specified thresholds or our carrying out a reduction in share capital. Any such events could allow some of our cedents to terminate their contractual undertakings, which would have a material adverse effect on our financial condition. In addition, our main credit facilities, in particular those which were renewed in the third and fourth quarters of 2003, contain financial undertakings and provisions with respect to minimum ratings and net consolidated assets, the breach of which could constitute an event of default and cause a suspension in the use of these credit facilities and prevent us from obtaining new credit facilities, either of which would have a material adverse effect on our business, operating results and financial condition.
We face a number of significant liquidity requirements in the short to medium-term.
The main sources of revenue from our reinsurance operations are premiums, revenues from investing activities, and realized capital gains. The bulk of these funds are used to pay out claims and related expenses, together with other operating costs. Our operations generate cash flows due to the fact that most premiums are received prior to the date at which claims must be paid out. Historically, these positive operating cash flows, together with the portion of the investment portfolio held directly in cash or highly liquid securities, have allowed us to meet the cash demands entailed by our operating activities.

•	In June 2004, we issued EUR 200 million of OCEANEs, consisting of 100 million bonds having a nominal value of EUR 2 each, which are bonds convertible or exchangeable for new or existing shares. The OCEANEs bonds will be fully redeemed in 2010. We used the proceeds from the OCEANEs bond issuance, together with available cash, to repay our 1999 OCEANEs bonds that matured on January 1, 2005 for an aggregate amount of approximately EUR 263 million, including repayment premium and reimbursement value of previously repurchased bonds.

•	In 2002, we issued EUR 200 million of unsubordinated notes repayable on June 21, 2007.

•	Pursuant to agreements dated December 28, 2001 entered into in connection with the formation of IRP Holdings Limited, or IRP Holdings, IRP Holdings’ minority shareholders have an agreed set of exit rights exercisable during certain defined periods. The agreements permit the minority shareholders to exit IRP Holdings during the first half of 2005 and in any event require an exit no later than May 31, 2006. SCOR may acquire the shares held by the minority shareholders either with existing or newly-issued SCOR shares, with cash, or with a combination of shares and cash. SCOR may, depending on conditions at the time of the exit, decide to acquire all or part of these shares in 2005. For more information on IRP Holdings, see “Item 9.A. The Offer and Listing – IRP”, and for a description of the pending litigations initiated by minority shareholders of IRP Holdings, see “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings”.
Despite the level of cash generated by SCOR’s ordinary activities, we may be required to seek full or partial external debt or equity financing in order to meet some or all of the foregoing payments. The amount of any required external financing will depend in the first place on the Group’s available cash. Our decision to withdraw from some business lines has significantly reduced our premium income, which may further affect our cash flow. In addition, a significant portion of our assets are collateralized for the purpose of guaranteeing either letters of credit obtained from banks for the purpose of writing reinsurance contracts with ceding companies, or payment of loss claims made by ceding companies. These liabilities amounted to approximately EUR 1.9 billion at December 31, 2004 and accordingly restrict our capacity to increase cash by means of asset disposals. Furthermore, cash available in Group subsidiaries may not be transferable to the Company, subject to local regulations and because of these subsidiaries’ own cash requirements.
Moreover, access to additional outside financing also depends on a range of other factors, many of which are beyond our control, including general economic conditions, market conditions, investor perceptions of our industry sector of activity and our financial condition. In addition, our ability to raise new financings depends on clauses in our outstanding finance contracts and on our credit ratings. We cannot guarantee that we will be in a position to obtain additional financing, or to do so on commercially acceptable terms. If we were unable to do so, the pursuit of our business development strategy and our financial condition would be materially adversely affected.
We are exposed to the risk of changes in foreign exchange rates.
We publish our consolidated financial statements in euros, but a significant part of our income and expenses, as well as our assets and liabilities, are denominated in currencies other than the euro. Consequently, fluctuations in the exchange rates used to translate these currencies into euros may have a significant impact on SCOR’s reported results of operations and net equity from year to year. Fluctuations in exchange rates can have consequences on our results of operations and net equity because of the conversion of income, expenses, assets and liabilities in foreign currencies.
In addition, the shareholders’ equity of a large majority of our Group entities is stated in a currency other than the euro, specifically U.S. dollars. As a result, changes in the exchange rates used to translate foreign currencies into euros, and in particular the weakening of the U.S. dollar against the euro in recent years have had and may in the future have a negative impact on our consolidated net equity. These fluctuations are currently not covered by any hedging transactions by the Group. The strengthening of the euro against other currencies resulted in a gain of EUR 37 million in the year ended December 31, 2004. During the year ended December 31, 2004, the strengthening of the euro against other currencies resulted in a negative exchange rate adjustment in the Group’s equity of EUR 101 million.
Our Non Life subsidiaries in the United States are facing financial difficulties and certain of our American subsidiaries are subject to a regulatory review by U.S. insurance regulators.
The operations of our Non Life subsidiaries in the U.S. have deteriorated principally as a result of losses stemming from the underwriting years 1997 to 2001, the impact of the terrorist attack of September 11, 2001 and the claims experience of the health insurance and credit markets. Based on U.S. risk-based capital requirements, we recapitalized our U.S. subsidiaries in 2003, 2004 and early 2005 through capital investments or by the issuance of surplus notes, for a total amount of approximately USD 402 million. As a result of these capital increases and the reduction of premiums booked in 2004, the level of assets and risk-based capital of our U.S. subsidiaries were in compliance with U.S. regulatory requirements as of December 31, 2004.
Our U.S. reinsurance and insurance subsidiaries are required to file financial reports in the states in which they are licensed or authorized, prepared in accordance with the accounting principles and methods prescribed by the New York State Insurance Department, or NYID, and other state regulators. On February 25, 2004, SCOR Reinsurance Company, or SCOR Re, notified the NYID that it had incorrectly accounted for a loss portfolio transfer reinsurance treaty signed in 2000 with three reinsurers unaffiliated with the Group in its 2000, 2001 and 2002 financial statements. We believe that the application by SCOR Re of the correct accounting principles and methods during this period would have had no material impact on our consolidated financial condition. The NYID is currently reviewing this matter and has not advised SCOR Re as to its conclusion.
We face risks from changes in government regulations and legal proceedings and developments.
We are subject to detailed, comprehensive regulation and supervision in all the countries in which we do business. Changes in existing laws and regulations may affect the way in which we conduct our business and the products we may offer or the amount of reserves to be posted, including on claims already declared. Regulatory agencies have broad administrative power over many aspects of the reinsurance industry and we cannot predict the timing or form of any future regulatory initiatives. Furthermore, government regulators are concerned primarily with the protection of policyholders rather than shareholders or creditors. For example, there are regulations about to be made applicable to French reinsurers that dictate investment portfolio contents and solvency ratios. There are also regulatory initiatives to reconcile the regulations applicable to insurance companies to reinsurance companies. We believe these regulations will become more robust over time. These new regulations and statutes may over time restrict our ability to write reinsurance business. Moreover, we are involved in legal and arbitration proceedings in certain European, and other jurisdictions, including in the United States. In particular, we are subject to proceedings initiated by the minority shareholder of IRP Holdings in Dublin, Ireland and Boston, Massachusetts. See “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings”. Negative changes in laws or regulations or an adverse outcome of these proceedings could have a material adverse affect on our business, liquidity, financial condition and results of operations.
The reinsurance industry is also affected by political, judicial, social and other legal developments, which have at times in the past resulted in new or expanded theories of liability. For example, we could be subject to developments that impose additional coverage obligations on us beyond our underwriting intent, or to increases in the number or size of claims to which we are subject. These political, judicial, social and other legal developments may not become apparent until some time after their occurrence. We cannot predict the future impact of changing political, judicial, social and other legal developments on our operations and any changes could have a material adverse effect on our financial condition, results of operations or cash flows.
Political, legal, regulatory and industry initiatives relating to the insurance industry, including investigations into contingent commission arrangements and certain finite risk or non-traditional insurance products could adversely affect our business and industry.
Recently, the insurance industry has experienced substantial volatility as a result of current litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed and the accounting treatment for finite reinsurance or other non-traditional or loss mitigation insurance and reinsurance products. At this time, we are unable to predict the potential effects, if any, that these investigations may have upon the insurance and reinsurance markets and industry business practices or what, if any, changes may be made to laws and regulations regarding the industry and financial reporting. Any of the foregoing could adversely affect our business.
In addition, governmental authorities in both the U.S. and worldwide are increasingly examining the potential risks posed by the reinsurance industry as a whole, and to commercial and financial systems in general. While we do not believe these inquiries have identified meaningful new risks posed by the reinsurance industry to the financial system or to policyholders, and we cannot predict the exact nature, timing or scope of possible governmental initiatives, we believe it is likely there will be increased regulation in our industry in the future.
A significant part of our business is conducted with a limited number of brokers.
As is the case with many reinsurance companies, an important part of our Non Life business is transacted through reinsurance brokers. The Non Life reinsurance brokerage market is dominated by a limited number of brokers with whom we do business. As a result, our ability to obtain underwriting premiums is heavily dependant on being recommended by these brokers to their clients. After having been suspended by several large brokers from their list of recommended reinsurers in late 2003 due to our credit ratings downgrades, we have been readmitted to the list of recommended reinsurers by such reinsurance and insurance brokers for the 2004 underwriting year. If, however, our brokers were to suspend us from the list of reinsurers that they propose to their clients in the future or we are otherwise unable to maintain relationships with the limited number of brokers with whom we do business, the volume of our written premiums could decline, which could significantly impact our operating results as well as our financial condition.
If we do not successfully implement our “Moving Forward” strategic plan, we will not achieve our objectives and our business and future profitability and financial condition would be adversely affected.
Our Board of Directors adopted a new strategic plan entitled “Moving Forward” and we have begun to implement this plan with the Property and Casualty treaties renewals for 2005. This plan marks the end of our recovery action and serves as a business plan for the management of the business throughout the business cycle, taking into account three hypothetical capital base levels according to the business requirements during the different times in the business cycle. The implementation and success of our strategic plan are based on a number of assumptions and factors that are not under our control, including current and projected general economic conditions, our competitive position, our ratings levels and our financial condition. If these factors prevent us from implementing our strategic plan or if our assumptions prove incorrect or the plan is not effectively implemented, we will not achieve our objectives and our business and future profitability and financial condition would adversely be affected.
Our business and future profitability and financial condition could be adversely affected by the run-off of certain of our lines of business in the United States, including those of CRP and SCOR U.S.
In January 2003, we put CRP’s operations in run-off and according to the “Back on Track” plan we launched in 2002, we have determined to withdraw from certain other lines of business at our SCOR U.S. operations. We have organized these operations as “run off” and have put management in place to implement the commutation of these businesses. The costs and liabilities associated with these run-off businesses and other contingent liabilities could cause the Group to take additional charges that could be material to the Group’s results of operations.
A significant part of our strategy regarding the run-off of certain of our operations in the United States includes the commutation of the risks held by our Bermudian subsidiary, CRP, and some of the risks subscribed in the U.S. by SCOR U.S. The outstanding reserve levels have been substantially reduced and from December 31, 2002 to December 31, 2004, dropped by approximately 80% over the period. However, there cannot be any assurance that the remaining commutation will be achieved on attractive terms.
Our shareholders’ equity is sensitive to the value of our intangible assets.
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

The amount of goodwill we carry in our consolidated accounts may also be impacted by business and market conditions. As of December 31, 2004, we carried EUR 209 million of goodwill as a result of acquisitions, primarily of South Barrington in 1996 and Sorema S.A. and Sorema N.A. in 2001.
According to the FAS 142, the Group performs the required annual assessment of goodwill in its annual closing in the fourth quarter; however, this assessment normally requires an additional test to be performed during the year upon the occurrence of certain events or circumstances. Should any adverse significant change occur in the future, the Group would need to perform an impairment assessment of its goodwill before the regular fourth quarter assessment. If the goodwill is determined to be impaired, the amount of the goodwill’s write off will impact the Group’s results.
Other assets we carry are subject to review. For example, as of December 31, 2004 we had a total of EUR 313 million in deferred tax assets, net of valuation allowance, and EUR 236 million in deferred tax liabilities compared to a total of EUR 188 million in deferred tax assets, net of valuation allowance, and EUR 228 million in deferred tax liabilities at December 31, 2003. The calculation of deferred tax assets and liabilities is based on applicable tax legislation and accounting standards and the future recoverability of these deferred tax assets depends on the performance of each entity. At each annual financial statement closing, we are required to assess the need for a valuation allowance of our deferred tax assets. As a result, at December 31, 2003, we had to write down all of the deferred tax assets related to SCOR and SCOR U.S., resulting in a charge of EUR 353 million. Due to improvements in our profitability in 2004 and actions we have taken to sustain profitability in the future, we have reassesed the realizability of deferred tax assets with respect to French net operating losses based upon projections for future taxable income, including tax planning strategies.
The costs of acquiring new business in Life, including commissions and underwriting expenses, are deferred and amortized as deferred acquisition costs, or DAC. In general, DAC is amortized in proportion to the profits expected to be generated over the life of the underlying business. The assumptions we make with respect to the recoverability of DAC are therefore affected by such factors as operating performance, market conditions and persistency of underlying life policies. If the assumptions on which recoverability of DAC is based prove to be incorrect, it could become necessary to accelerate its amortization, which could have a material adverse impact on our financial condition and results of operations.

We have restated our U.S. GAAP financial statements and identified material weaknesses in our internal controls, and the identification of any material weaknesses or significant deficiencies in the future could affect our ability to ensure timely and reliable financial reports.
In connection with the implementation of International Financial Reporting Standards, or IFRS, as required by the EU, SCOR identified a number of errors in its U.S. GAAP financial statements. As a result, the Group has determined that it was necessary to restate its previously issued U.S. GAAP consolidated financial statements. In addition, in connection with their audit of our 2004 fiscal year financial statements, our auditors, Ernst & Young, notified us that they had identified two reportable conditions under standards established by the American Institute of Certified Public Accountants involving control and its operation, that they consider to be material weaknesses, and that other potential material weaknesses were being investigated. The first material weakness identified related to an error in the accounting for leases that were originated during the fiscal year ended December 31, 2002 and that were not properly accounted for as capital leases under U.S. GAAP. The second material weakness identified related to the accounting for derivatives at December 31, 2003. In Ernst & Young’s view, both errors were attributable to inadequate controls over the U.S. GAAP financial statements closing process. For additional information regarding the restatement and these material weaknesses, see “Item 15. Controls and Procedures” and note 2 to our U.S. GAAP consolidated financial statements included elsewhere herein.
While we are planning to take actions to address these material weaknesses, including contracting with or hiring additional persons knowledgeable in U.S. GAAP, these measures may not be sufficient to address the issues identified by us or to ensure that our internal controls are effective. If we are unable to contract with or hire and retain additional accounting personnel knowledgeable in U.S. GAAP or otherwise correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could materially and adversely impact our business, financial condition and the market value of our securities.

Our internal control over financial reporting may not be effective and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.
We are evaluating our internal control over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder, which we refer to as Section 404. We are currently performing the system and process evaluation and testing required, and any necessary remediation, in an effort to comply with the management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to SCOR for its Annual Report on Form 20-F for the year ended December 31, 2006. In the course of our ongoing Section 404 evaluation, we have identified areas of internal control over financial reporting that may need improvement, and plan to design enhanced processes and controls to address these and any other issues that might be identified through this review. In addition, as described in the previous risk factor, SCOR has identified a number of errors in its U.S. GAAP financial statements and determined that it was necessary to restate its previously issued U.S. GAAP consolidated financial statements and our auditors, Ernst & Young, notified us that they had identified two reportable conditions under standards established by the American Institute of Certified Public Accountings involving control and its operation, that they consider to be material weaknesses, and that other potential material weaknesses were being investigated.
We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results.
Our French GAAP results may differ significantly from our U.S. GAAP results.
The consolidated financial statements of SCOR included herein have been prepared in accordance with U.S. GAAP. In addition, SCOR, like other French companies, publishes its primary consolidated financial statements, not included herein, prepared in accordance with French GAAP. There are significant differences between French GAAP and U.S. GAAP which lead to different results under the two systems of accounting. Currently, the most significant differences between SCOR’s French GAAP results and U.S. GAAP results arise due to the (i) manner in which currencies are converted (i.e. French GAAP uses the exchange rate at the close of the applicable day and U.S. GAAP uses an average of the exchange rate for such day), (ii) the treatment of goodwill (i.e., French GAAP requires amortization of goodwill and U.S. GAAP uses a depreciation test) and (iii) difference in valuation of deferred tax assets. As described below, starting January 1, 2005, SCOR will prepare its primary financial statements under International Financial Reporting Standards, or IFRS, and no longer under French GAAP. There are also differences between IFRS and U.S. GAAP and we cannot predict with any certainty the extent to which SCOR’s IFRS and U.S. GAAP results will differ in future years.
The transition of our primary financial statements from French GAAP to IFRS may affect our operating results.
The Council of the European Union, or EU, adopted a regulation requiring listed companies in its member states, such as SCOR, to prepare consolidated financial statements in accordance with IFRS, which was previously known as International Accounting Standards. This new regulation took effect on January 1, 2005. Accordingly, the basis on which we prepare our primary financial statements and report our operating results will be changed for the year ended December 31, 2005. The impact of adopting IFRS is difficult to predict; however, it could have an impact on our level of reported assets, liabilities, shareholders’ equity, earnings, expenses and income.
Operational risks, including human or systems failures, are inherent in our business.
Operational risk is inherent in our business. Operational risk and losses can result from business interruption, misconduct or fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, poor vendor performance or external events.
We believe our modeling, underwriting and information technology and application systems are critical to our business. Moreover, our proprietary technology and applications have been an important part of our underwriting process and our ability to compete successfully. We have also licensed certain systems and data from third parties. We cannot be certain that we will have access to these, or comparable, service providers, or that our technology or applications will continue to operate as intended. Our information technology is subject to the risk of breakdowns and outages, disruptions due to viruses, attacks by hackers and theft of data. A major defect or failure in our information technology and application systems could result in management distraction, harm to our reputation, increased expense or financial loss. We believe appropriate controls and mitigation actions are in place to prevent significant risk of defect in our information technology and application systems, but if such controls and actions are not effective, the adverse effect on our business could be significant.
It may not be possible for shareholders to effect service of legal process, enforce judgments of courts outside of France or bring actions based on securities laws of jurisdictions other than France against SCOR or members of its Board of Directors and executive officers.
SCOR and a majority of the members of its Board of Directors and executive officers are residents of France and other countries other than the United States. In addition, the assets of SCOR and the members of its Board of Directors and executive officers are located in whole or in substantial part outside of the United States. As a result, it may not be possible for you to effect service of legal process within the United States upon most of our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, judgments of U.S. courts, including those predicated on the civil liability provisions of the U.S. federal securities laws, may not be enforceable in French courts. As a result, our shareholders who obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment.
The trading price of SCOR’s ADSs and dividends paid on SCOR’s ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars.
Fluctuations in the exchange rate for converting euros into U.S. dollars may affect the value of SCOR’s ADSs. Specifically, as the relative value of the euro against the U.S. dollar declines, each of the following values will also decline:

•	the U.S. dollar equivalent of the euro trading prices of SCOR Ordinary Shares on Euronext, which may consequently cause the trading price of SCOR’s ADSs in the United States to also decline;

•	the U.S. dollar equivalent of the proceeds that a holder of SCOR’s ADSs would receive upon the sale in France of any SCOR Ordinary Share withdrawn from the Depositary; and

•	the U.S. dollar equivalent of cash dividends paid in euros on the SCOR Ordinary Shares represented by SCOR’s ADSs.
The holders of SCOR’s ADSs may not be able to exercise their voting rights due to delays in notification to and by the Depositary.
The Depositary for SCOR’s ADSs may not receive voting materials for SCOR Ordinary Shares represented by SCOR’s ADSs in time to ensure that holders of SCOR’s ADSs can instruct the Depositary to vote their shares. In addition, the Depositary’s liability to holders of SCOR’s ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the deposit agreement governing the SCOR ADSs. As a result, holders of SCOR’s ADSs may not be able to exercise their right to vote and may not have any recourse against the Depositary or SCOR if their shares are not voted as they have requested.
SCOR’s ADS and Ordinary Shares price could be volatile and could drop unexpectedly and you may not be able to sell your ADSs or Ordinary Shares at or above the price you paid.
The price at which SCOR’s ADSs and Ordinary Shares will trade may be influenced by a large number of factors, some of which will be specific to us and our operations and some of which will be related to the insurance industry and equity markets generally. As a result of these factors, you may not be able to resell your ADSs or Ordinary Shares at or above the prices which you paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of SCOR’s ADSs or Ordinary Shares:

•	a downgrade or rumored downgrade of SCOR’s credit or financial strength ratings, including placement on credit watch;

•	potential litigation involving SCOR or the insurance industry generally;

•	changes in financial estimates and recommendations by securities research analysts;

•	fluctuations in foreign exchange rates and interest rates;

•	the performance of other companies in the insurance sector;

•	regulatory and legal developments in the principal markets in which SCOR operates;

•	international political and economic conditions, including the effects of terrorism attacks, military operations and other developments stemming from such events and the uncertainty related to these developments;

•	investor perception of SCOR, including actual or anticipated variations in its revenues or operating results;

•	announcements by SCOR of acquisitions, disposals or financings or speculation about such acquisitions, disposals or financings;

•	changes in SCOR’s dividend policy, which could result from changes in its cash flow and capital position;

•	sales of blocks of SCOR’s shares by shareholders; and

•	general economic and market conditions.
Item 4. Information on the Company
A. BUSINESS OVERVIEW
General
SCOR is a French société anonyme with its registered office at 1, avenue du Général de Gaulle, 92800 Puteaux, France. SCOR’s telephone number is: +33.(0)1.46.98.70.00 and its internet address is http://www.scor.com. Information contained on SCOR’s website is not part of this Annual Report. SCOR’s Articles of Association are registered with the Nanterre under registry number B562033357.
SCOR provides treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers. In 2004, the Group had net written premiums of EUR 2,126 million, which management believes make it one of the 15 largest European reinsurers, based on management’s estimate of the 2004 net premiums written by major international reinsurers and excluding intra-group business. SCOR operates in 19 countries through its subsidiaries, branches and representative offices and provides services in more than 100 countries.

Strategy
At the end of 2002, SCOR had reassessed its strategy and launched the “Back on Track” strategic plan. Since the end of 2002, when it implemented its “Back on Track” plan, SCOR has shifted its underwriting towards:

•	“short-tail” business, which allows a clearer view of prospective business and which does not carry the same level of risk for future results and the inherent difficulties in calculating necessary reserves that are associated with “long tail” business as a result of the long term nature of the litigation and inflation of claims; and

•	non-proportional business, where SCOR underwriters and actuaries are better able to establish prices that are less susceptible to the adverse effects of the ceding companies’ underwriting and pricing.
The “Back on Track” plan had met its four major objectives in 2004, including:

•	strengthening the Group’s reserves;

•	replenishing the Group’s capital base through two capital increases;

•	right-sizing the Group by reducing premium underwriting and implementing the Group’s new underwriting policy focused on “short tail”, non-proportional treaties and large business underwriting in Non Life, either primary or through large facultatives, when capacity and pricing are adequate; and

•	restructuring the Group, particularly by putting in place a new board of directors, new management and new procedures.
Consistent with the “Back on Track” plan, SCOR’s gross written premiums declined approximately 32% in the year ended December 31, 2004 primarily due to the implementation of the “Back on Track” plan, which imposed more rigorous underwriting standards, as well as SCOR’s lower financial strength ratings. In addition, SCOR furthered the geographic rebalancing of its Non Life business by reducing the percentage of Non Life premium income in the U.S. from approximately 37% in the year ended December 31, 2002 to approximately 16% in the year ended December 31, 2003 and approximately 9% in the year ended December 31, 2004, while increasing the percentage of Non Life premium income in Europe from approximately 42% in the year ended December 31, 2002 to approximately 53% in the year ended December 31, 2003 and approximately 60% in the year ended December 31, 2004.
In the second half of 2004, the Board of Directors adopted a new strategic plan for 2005 through 2007, entitled “Moving Forward”. The “Moving Forward” plan is a business model designed to achieve SCOR’s objectives through a profitability-focused underwriting plan and an optimal allocation of the capital base throughout the different stages of the business cycle. As part of the “Moving Forward” plan, SCOR has also reassessed its capital allocation plan along the Group’s lines of business and by market. The plan seeks to maintain SCOR’s client base in Europe, Asia, North America, and emerging countries, and regain shares in treaties where premium rates, terms and conditions meet the Group’s return on equity requisites. On the basis of this modeling of underwriting policy for 2005 through 2007, the Group’s objective is to maintain profitability and ensure solvency.
History of SCOR
SCOR was founded in 1970 at the initiative of the French government with the objective of creating a reinsurance company of international stature. SCOR expanded rapidly on the world’s markets, building up a substantial international portfolio. SCOR’s current statuts provide for a term that expires on June 30, 2024, unless the shareholders elect to shorten or extend the Company’s term by extraordinary resolution.
At the beginning of the 1980s, the French State progressively wound down its interest in the Company’s capital, held through the Caisse Centrale de Réassurance, and was replaced by insurance companies operating in the French market.
In 1989, SCOR and UAP Reassurances combined their Property-Casualty and Life reinsurance businesses as part of a restructuring of SCOR’s capital, and listed the Company on the Paris stock market. Compagnie UAP, which held 41% of the capital, disposed of its shareholding in October 1996 via an international public offering timed to coincide with the listing of SCOR’s shares on the New York Stock Exchange.
In July 1996, SCOR acquired the reinsurance portfolio of the American insurer Allstate Insurance Company, doubling the share of its U.S. business as a proportion of total Group revenues.
While maintaining an active local presence on the major markets and building up new units in fast-growing emerging countries, SCOR has continued in the following years to streamline its structure and rationalize its organization.
In 1999, SCOR purchased Western General Insurance’s 35% stake in CRP, thus raising its interest in this subsidiary to 100%.
In 2000, SCOR acquired PartnerRe Life in the United States, thus providing it with a platform to expand its Life, Accident and Health reinsurance business in the U.S.
In 2001, SCOR acquired Sorema S.A. and Sorema N.A. in order to increase its market share and take advantage of the cyclical upturn in Property & Casualty reinsurance. That same year, SCOR and a group of private investors formed a reinsurance company in Dublin, named Irish Reinsurance Partners, with a paid up capital of EUR 300 million to strengthen the Group’s overall capital base and increase its subscription capacity to take advantage of the upturn in the reinsurance cycle.
In 2002, SCOR entered into a cooperation agreement in the Life business with the Legacy Marketing Group of California for the distribution and management of annuity products. It also opened a Life office in Brussels in order to take full advantage of the growth potential in the Life reinsurance market in Belgium and Luxembourg.
Recent Developments
IRP
Pursuant to agreements dated December 28, 2001 entered into in connection with the formation of IRP Holdings Limited, or IRP Holdings, IRP Holdings’ minority shareholders have an agreed set of exit rights exercisable during certain defined periods. The agreements permit the minority shareholders to exit IRP Holdings during the first half of 2005 and in any event require an exit no later than May 31, 2006. SCOR may acquire the shares held by the minority shareholders either with existing or newly-issued SCOR shares, with cash, or with a combination of shares and cash. SCOR may, depending on conditions at the time of the exit, decide to acquire all or part of these shares in 2005. For more information on IRP Holdings, see “Item 9.A. The Offer and Listing – IRP”, and for a description of the pending litigations initiated by the minority shareholders of IRP Holdings, see “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings”.
Renewals
The January 1, 2005 renewal period involved approximately 80% of SCOR’s 2004 Property & Casualty treaty portfolio, approximately 20% of SCOR’s 2004 Large Corporate Accounts portfolio and approximately 95% of SCOR’s 2004 Credit & Surety portfolio. Gross premiums written on Property & Casualty treaties during the January 1, 2005 renewal period were approximately EUR 802 million. SCOR increased its quota share on existing treaties and regained several lead underwriting positions in European Property & Casualty treaties, gaining or regaining 40 clients, as opposed to losing 27 clients in the prior renewal year, 14 of which SCOR decided to relinquish, 7 of which left following a decision made by the cedants due to SCOR’s ratings and 6 of which left following mergers between cedants. In the United States, SCOR has maintained its commercial presence while pursuing a selective underwriting policy despite its current ratings. SCOR has continued to reposition itself with small and medium-sized regional cedants. In Mexico and the Caribbean, SCOR has benefited from a rate increase in high-layer natural catastrophe lines in the zones recently affected by hurricanes. In Canada, SCOR has initiated relationships with several clients and has increased its share on several existing treaties. In Asia, SCOR regained quota share on its treaties in Malaysia, Indonesia, China and Singapore and gained new clients in Malaysia, Taiwan and Hong Kong.

Renewals in the Large Corporate Accounts business are carried out throughout the year. However, of the 20% of SCOR’s Large Corporate Accounts portfolio up for renewal during the January 1, 2005 renewal period, 77% of business was renewed. The trends in this sector to lower premiums and adverse exchange rate fluctuations have weighed on the value of premiums where the accounting currency is often U.S. dollars. SCOR has initiated relationships with four new clients and has increased its quota share on several existing treaties in the Credit & Surety sector.
World Trade Center Litigation
The September 11, 2001 attack on the World Trade Center resulted in the Group establishing reserves on the basis that the attack on the two towers of the World Trade Center was one single occurrence and not two occurrences under the terms of the applicable insurance coverage. On December 6, 2004, a jury determined that the attacks on the World Trade Center were two distinct occurrences and therefore that our ceding company, which provided insurance on the World Trade Center, was liable for two events on the basis of its policy wording. As a result, we have increased our reserves based on the actual replacement value established by the ceding company’s claims adjusters. The gross amount of reserves has accordingly been increased from USD 355 million as of December 31, 2003 to USD 422 million as of December 31, 2004, and net of retrocession from USD 167.5 million to USD 193.5 million. The jury verdict that the attack on the World Trade Center constituted two occurrences and not one occurrence under the terms of the ceding company’s insurance policy is expected to be appealed and we have issued two letters of credit in the amount of USD 145.3 million as security required by the ceding company to guarantee our willingness and capacity to pay the ceding company if the jury verdict is not reversed by the U.S. Court of Appeals for the Second Circuit, or if an appraisal process to be conducted under court supervision in 2005 were to lead to an increased amount of liabilities to be paid in the future. See “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings” for a discussion of the pending World Trade Center litigation.
Claims
The storm damage of January 8 to 9, 2005 in Northern Europe is currently being assessed and could reach a relatively large sum exceeding the initial estimates made after it had occurred.
Furthermore, decisions made by the operator of Roissy airport to perform more significant reconstruction work on terminal 2 E than that declared by the client and his insurers when the claim was launched will result in a reassessment of the gross cost, the impact of which for SCOR should be significantly reduced by the involvement of retrocessionaires. The impact on the Group’s accounts should be marginal.
Commutations
There were two commutations for USD 26.9 million of reserves in the Bermudan subsidiary of SCOR (CRP) since January 1, 2005, for which the discounted reserves have now been reduced to EUR 216 millions, down by 32% compared to the level as of December 31, 2003. Moreover, several negotiations started in 2004 have recently been achieved.
On February 7, 2005, SCOR and its U.S. and Bermudan subsidiaries, SCOR U.S. and Commercial Risk Companies (CRP) signed a large commutation agreement for the SCOR Group which will reduce the overall reserves of SCOR U.S. (and CRP but to a lesser extent) by approximately USD 300 million and will be accounted for in the first quarter of 2005.
These transactions reduce the Group’s risk exposure and the volatility of reserves, especially for segments exposed to claims inflation.
“Run off” management in the United States
SCOR U.S. has set up a “run off” department, which is managed separately from the Company’s normal underwriting business. This department administers all claims, accounting and actuarial activities relating to market segments in which SCOR U.S. is no longer writing new business.

Retrocession
The SCOR Group continues to pursue a conservative retrocession policy based on acquiring capacity tailored to requirements and uses. SCOR has selected market models to assess its exposure and reinsurance policy in terms of catastrophic risks. The result is a program better adapted to the requirements of the Group and its customers, and a sharp reduction in retrocession expenses. SCOR continues to retain the same level of risks for catastrophic risks and individual events as in the past.
OCEANEs Issuance and Repayment
In July 2004, we issued EUR 200 million of OCEANEs, consisting of 100 million bonds having a nominal value of EUR 2 each, which are bonds convertible or exchangeable for new or existing shares. The OCEANEs bonds will be fully redeemed in 2010. We used the proceeds from the OCEANEs bond issuance, together with available cash, to repay our OCEANEs bonds originally issued in June 1999.
On January 3, 2005, SCOR repaid its OCEANEs bonds originally issued in June 1999 in the original principal amount of approximately EUR 233 million, at a price of EUR 65.28 per bond, for an aggregate amount of EUR 263 million, including repayment premium and reimbursement value of previously repurchased bonds. In 2004, we had previously repurchased 577,258 OCEANEs bonds, the reimbursement value of which corresponds to EUR 37.7 million.

INDUSTRY OVERVIEW
Principles
Reinsurance is an arrangement in which a company, the reinsurer, agrees to indemnify an insurance company, the ceding company, against all or a portion of the primary insurance risks underwritten by the ceding company under one or more insurance contracts. Reinsurance business is similar to the insurance business. The main differences stem from a greater complexity due to a wider diversity of activities and from a more international practice. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus. Reinsurance, however, does not discharge the ceding company from its liability to policyholders. Reinsurers themselves may feel the need to transfer some of the risks concerned to other reinsurers, in a procedure known as retrocession.
Reinsurance provides three essential functions:

•	First, reinsurance helps to stabilize direct insurers’ earnings when unusual and major events occur, by assuming the high layers of these risks or relieving them of accumulated individual exposures.

•	Reinsurance allows insurers to increase the maximum amount they can insure for a given loss or category of losses, by enabling them to underwrite a greater number of risks, or larger risks, without burdening their need to cover their solvency margin, and hence their capital base.

•	Reinsurance makes substantial quantities of liquidity available to insurers in the event of major loss events.
In addition, reinsurers also:

•	help ceding companies define their reinsurance needs and devise the most effective reinsurance program, to better plan for their capital adequacy and solvency margins;

•	supply a wide array of support services, particularly in terms of technical training, organization, accounting and information technology;

•	provide expertise in certain highly specialized areas such as the analysis of complex risks and risk pricing;

•	enable ceding companies to build up their business even if they are undercapitalized, particularly in order to launch new products requiring heavy investment.
Types of Reinsurance
Treaty and Facultative Reinsurance
The two basic types of reinsurance arrangements are treaty and facultative reinsurance. In treaty reinsurance, the ceding company is contractually bound to cede and the reinsurer is bound to assume a specified portion of a type or category of risks insured by the ceding company. Treaty reinsurers, including SCOR, do not separately evaluate each of the individual risks assumed under their treaties and, consequently, after a review of the ceding company’s underwriting practices, are dependent on the original risk underwriting decisions made by the ceding company’s primary policy writers. Such dependence subjects reinsurers in general, including SCOR, to the possibility that the ceding companies have not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded in connection therewith may not adequately compensate the reinsurer for the risk assumed. The reinsurer’s evaluation of the ceding company’s risk management and underwriting practices, as well as claims settlement practices and procedures, therefore, will usually impact the pricing of the treaty.
In facultative reinsurance, the ceding company cedes and the reinsurer assumes all or part of the risk assumed by a particular specified insurance policy. Facultative reinsurance is negotiated separately for each insurance contract that is reinsured. Facultative reinsurance normally is purchased by ceding companies for individual risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual risks. Underwriting expenses and, in particular, personnel costs, are higher relative to premiums written on facultative business because each risk is individually underwritten and administered. The ability to separately evaluate each risk reinsured, however, increases the probability that the underwriter can price the contract more accurately to reflect the risks involved.
Proportional and Non-Proportional Reinsurance
Both treaty and facultative reinsurance can be written on a proportional, or pro rata, basis or a non-proportional, or excess of loss or stop loss, basis. With respect to proportional, or pro rata, reinsurance, the reinsurer, in return for a predetermined portion or share of the insurance premium charged by the ceding company, indemnifies the ceding company against a predetermined portion of the losses and loss adjustment expenses, or LAE, of the ceding company under the covered insurance contract or contracts. In the case of reinsurance written on a non-proportional, or excess of loss or stop loss, basis, the reinsurer indemnifies the ceding company against all or a specified portion of losses and LAE, on a claim by claim basis or with respect to a line of business, in excess of a specified amount, known as the ceding company’s retention or reinsurer’s attachment point, and up to a negotiated reinsurance contract limit.
Although the frequency of losses under a pro rata reinsurance contract is usually greater than on an excess of loss contract, generally the loss experience is more predictable and the terms and conditions of a pro rata contract can be structured to limit aggregate losses from the contract. A pro rata reinsurance contract therefore does not necessarily require that a reinsurance company assume greater risk exposure than on an excess of loss contract. In addition, the predictability of the loss experience may better enable underwriters and actuaries to price such business accurately in light of the risk assumed, therefore reducing the volatility of results.
Excess of loss reinsurance is often written in layers. One or a group of reinsurers accepts the risk just above the ceding company’s retention up to a specified amount, at which point another reinsurer or a group of reinsurers accepts the excess liability up to a higher specified amount or such liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company’s retention layer is said to write working layer or low layer excess of loss reinsurance. A loss that reaches just beyond the ceding company’s retention will create a loss for the lower layer reinsurer, but not for the reinsurers on the higher layers. Loss activity in lower layer reinsurance tends to be more predictable than that in higher layers due to a greater historical frequency, and therefore, like pro rata reinsurance, better enables underwriters and actuaries to more accurately price the underlying risks.
Premiums payable by the ceding company to a reinsurer for excess of loss reinsurance are not directly proportional to the premiums that the ceding company receives because the reinsurer does not assume a direct proportionate risk. In contrast, premiums that the ceding company pays to the reinsurer for pro rata reinsurance are proportional to the premiums that the ceding company receives, consistent with the proportional sharing of risk. In addition, in pro rata reinsurance the reinsurer generally pays the ceding company a ceding commission. The ceding commission is usually based on the ceding company’s cost of acquiring the business being reinsured, including commissions, premium taxes, assessments and miscellaneous administrative expense, and also may include a profit factor for producing the business.
Retrocession
Reinsurers typically purchase reinsurance to cover their own risk exposure or to increase their capacity. Reinsurance of a reinsurer’s business is called a retrocession. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, protect against catastrophic losses and obtain additional underwriting capacity.
Broker vs. Direct Reinsurance
Reinsurance can be written through professional reinsurance brokers or directly from ceding companies. From a ceding company’s perspective, both the broker market and the direct market have advantages and disadvantages. A ceding company’s selection of one market over the other will be influenced by its perception of such advantages and disadvantages relative to the reinsurance coverage being placed. For example, broker coverages usually involve a number of participating reinsurers that have been assembled by a broker, each assuming a specified portion of the risk being reinsured. A ceding company may find it easier to arrange such coverage in a difficult underwriting environment where risk capacity is constrained and reinsurers are seeking to limit their risk exposure. In contrast, direct coverage is usually structured by ceding companies directly with one or a limited number of reinsurers. The relative amount of brokered and direct business written by the Group’s subsidiaries varies according to local market practice.
Cyclicality
The insurance and reinsurance sectors, particularly in the Non Life area, are cyclical and are characterized by periods of intense price competition due to excessive underwriting capacity and periods when shortages of underwriting capacity permit favorable premium levels. The movement in reinsurance premiums is closely linked to the yearly renewal of treaties and contracts in specialty lines. If the claims experience and the financial results of reinsurers is favorable in a given year, ceding companies will be inclined to ask for price reductions in the most profitable lines of business. At the same time, new entrants to the reinsurance market may seek to take advantage of the profitable situation of the business, thus increasing the capacity and exerting pressure on premium rates. This situation of downward trends may be offset by natural catastrophes or large claims affecting certain lines of business or certain countries. After three years of strong premium rate increases, the reinsurance industry has been experiencing a plateau in most lines of business in 2004, except general liability, and a moderate decrease in the reinsurance market is expected in 2005, notwithstanding the effects of a number of large and costly natural catastrophes in the second half of 2004 which may reduce the downward trend of the cycle in some countries.

PRODUCTS AND MARKETS
General
Our operations are organized into the following two business segments: Non Life and Life/ Accident & Health. Non Life is further organized into four sub-segments: Property-Casualty Treaty; Facultatives and Large Corporate Accounts written on a facultative basis by SCOR Business Solutions, or SBS; Credit, Surety & Political Risks; and Alternative Reinsurance. The Non Life and Life segments discussed below differ from the Non Life and Life/Accident & Health segments contained in our financial statements included elsewhere herein because on a statutory basis the Accident and Health reinsurance business are classified in the Non Life category. Within each segment, we write various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our consolidated financial statements reflect the activities of each segment.
Credit, Surety and Political Risks relates to reinsurance treaties, either proportional or non-proportional, with companies specialized in credit insurance, such as COFACE, Euler-Hermès and NCM. In 2004, SCOR merged its Credit, Surety and Political Risks business into its Non Life segment in its financial statements since it was a relatively small treaty business and, accordingly, its Credit, Surety and Political Risks business is no longer treated as a separate business segment in its financial statements. The presentation and discussion contained herein have been revised to reflect such reclassification for prior years.
SCOR’s Alternative Reinsurance Treaty business, or ART, has been limited to underwriting within its Bermudan subsidiary, Commercial Risk Partners, which has been in run-off since January 2003. Therefore, in 2004, SCOR merged its ART business into its Non Life business segment in its financial statements since SCOR is no longer active in this business. The presentation and discussion contained herein have been revised to reflect such reclassification for prior years.
The following table sets forth our gross premiums written by segment and class of business:

	Year ended December 31,

	2002		2003		2004

	(Restated)		(Restated)

	EUR	%	EUR	%	EUR	%

	(EUR, in millions, except percentages)
By segment of business
Non Life	3,696	75	2,323	70	1,365	61%
Life/ Accident & Health	1,218	25	983	30	880	39%

Total	4,914	100	3,306	100	2,245	100%

By class of business
Non Life
Property-Casualty Treaty
Property	1,139	52	972	58	608	57
Casualty	920	42	609	36	326	31
Marine, Aviation and Transportation	77	4	63	4	19	2
Construction	40	2	46	2	111	10

Total Property-Casualty Treaty	2,176	100	1,690	100	1,064	100

	Year ended December 31,

	2002		2003		2004

	(Restated)		(Restated)

	EUR	%	EUR	%	EUR	%

	(EUR, in millions, except percentages)
Facultatives and Large Corporate
Accounts (SBS)
Property	437	47	329	58	161	62
Casualty	278	30	85	15	30	11
Marine, Aviation and Transportation	79	8	36	6	41	16
Construction	136	15	119	21	29	11

Total Facultatives and Large Corporate Accounts	930	100	569	100	261	100

Credit, Surety & Political Risks	123		65		38
Alternative Reinsurance	467		(1)		2

Total Non Life	3,696		2,323		1,365

Life/ Accident & Health
Annuity-based	182	15	198	18	33	4
Individual & group life	493	40	384	46	511	58
Accident	100	8	132	12	97	11
Disability	56	5	50	4	39	5
Health	200	16	105	9	74	8
Unemployment	14	1	28	3	28	3
Long-term care	173	14	86	8	98	11

Total Life/ Accident & Health	1,218	100	983	100	880	100

Non Life
The Non Life segment is divided into four operational sub–segments:

•	Property-Casualty Treaty;

•	Facultatives and Large Corporate Accounts.

•	Credit, Surety & Political Risks; and

•	Alternative Reinsurance.
Property-Casualty Treaty
The Property-Casualty Treaty sub-segment includes: the proportional and non-proportional treaty classes of property; casualty; marine, aviation and transportation; and construction reinsurance.
Property. The Group’s proportional and non-proportional property treaty business provides reinsurance coverage for underlying insured property damage or business interruption losses resulting from fire or other perils in the homeowners, personal auto, industrial and general commercial property lines. In addition, SCOR’s specialized excess of loss coverage also provides catastrophe loss protection to cedents.
Casualty. The Group’s proportional and non-proportional casualty treaty reinsurance business includes auto liability and general third party liability coverage, as well as the liability components of both homeowners and general commercial coverage. Auto liability reinsurance covers bodily injury and third party property and other liability risks arising from both private passenger and commercial fleet auto coverage.
Marine, Aviation and Transportation. The Group’s marine, aviation and transportation treaty business relates primarily to ocean and inland marine risk, as well as a limited amount of commercial aviation coverage.
Construction. The Group’s construction treaty business, primarily written on a proportional basis, includes inherent defect insurance coverage, also known as decennial insurance. As required by French and Spanish law, decennial insurance covers major structural defects and collapse for ten years after completion of construction of a building.
Facultatives and Large Corporate Accounts
The second sub-segment of the Non Life segment is Facultatives and Large Corporate Accounts, which we refer to as SCOR Business Solutions, or SBS. SBS consists of six industrial sectors: energy & utilities, new technologies, including a unit dedicated to space risks, finance & services, industry, contracting & major projects and large facultatives in three geographic areas: Europe, Asia Pacific and North America. SBS consists mostly of facultative business, which is written by specialized underwriting teams. It was reorganized in 2000 to cover the activities of corporate buyers seeking global risk financing solutions that combine traditional risk coverage and alternative financing. It shares risks on a proportional or non-proportional basis with cedents for large, complex industrial or technical risks, such as automotive assembly lines, semiconductor manufacturing plants, oil and gas or chemical facilities, oil and gas exploration and production sites, energy facilities, and boiler and machinery installations.
The Group’s large facultative business is primarily written in property, as well as, to a lesser degree, in the liability, transportation, space and construction classes of business. SBS also writes casualty facultative business, which encompasses commercial fleet auto coverage, workers compensation, fraud and commercial third party liabilities.
Space and transportation facultative coverage is written particularly in the areas of space and offshore risks, and requires the application of sophisticated, highly technical risk analysis and underwriting criteria. Offshore business relates to offshore oil and gas exploration and operations, while space business relates to satellite assembly, launch and coverage for commercial space programs.
Construction facultative coverage is typically provided against risk of loss due to physical property damage caused during the construction period as well as, in certain cases, business interruption or other financial losses incurred as a result of completion delays for large and complex construction and industrial projects. The Group has acted or is acting as lead or principal reinsurer on several world scale infrastructure projects. For these leading projects, SCOR takes an active role in all phases of the development, and works with cedents, brokers, insureds, risk managers and project sponsors in optimizing the combination of risk management techniques and insurance solutions.
Industrial clients are particularly sensitive to the ratings of the reinsurers who are covering their risks. See “Item 3.D. – Risk Factors – Ratings are important to our business.”
Credit, Surety & Political Risks
SCOR’s Credit, Surety and Political Risks business is conducted by teams based primarily in Europe and to a lesser extent in the United States. In credit insurance contracts, the insurer covers risks of loss due to non-payment of debts, while in surety insurance contracts, the insurer acts as guarantor to pay, or make pay, a debt. Political risks insurance covers risks of loss as a result of measures taken by governments or governmental entities jeopardizing a sales contract or an obligation.
Alternative Reinsurance
SCOR’s ART business has been limited to underwriting within its Bermudan subsidiary, Commercial Risk Partners, and has been in run-off since January 2003.
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
Accident, disability, health, unemployment and long-term care. The segments of this business are written primarily on a proportional treaty basis.
Distribution by geographic area
In 2004, SCOR generated approximately 60% of its gross premiums written in Europe, with significant market positions in France, Germany, Spain and Italy, 19% of its gross premiums written in North America, including Bermuda and the Caribbean region and 21% of its gross premiums written in Asia and the rest of the world.
As part of its strategic reassessment in 2002, the Group has pursued and is continuing to pursue the reorientation of its Non Life business portfolio by geographic zone, particularly by a deliberate reduction of underwriting in the United States. The strategic reorientation pursued since September 2002 has allowed the Group to write better quality business. As a result of its efforts, SCOR reduced the percentage of Non Life premium income in the U.S. from approximately 37% in the year ended December 31, 2002 to approximately 16% in the year ended December 31, 2003 and approximately 9% in the year ended December 31, 2004, while increasing the percentage of Non Life premium income in Europe from approximately 42% in the year ended December 31, 2002 to approximately 53% in the year ended December 31, 2003 and approximately 60% in the year ended December 31, 2004. In connection with its Asian operations, SCOR has submitted a file for converting its representation bureau in Beijing into a subsidiary and on April 16, 2004 obtained a license for its Seoul bureau to be converted into a branch.
The following table shows the distribution of the Group’s gross Life and Non Life premiums written by geographic area:
Gross Premiums Written by Geographic Area(1)

	Year ended December 31,

	2002		2003		2004

	(Restated)		(Restated)

	EUR	%	EUR	%	EUR	%

	(EUR figures in millions)
Total Europe	2,217	45%	1,925	58%	1,355	60%
France	840	17%	720	22%	480	21%
Europe (Outside of France)	1,377	28%	1,205	36%	875	39%
North America	1,934	39%	822	25%	430	19%
Asia-Pacific and Other International	763	16%	559	17%	460	21%

Total	4,914	100%	3,306	100%	2,245	100%

(1)	Premiums are allocated by geographic area based on information received by the Group from its cedents concerning the primary location of the cedents’ underlying insured risks.

RATINGS
Ratings are important to all reinsurance companies, including SCOR, as ceding companies will seek reinsurance from institutions with a higher quality financial standing. Our Life reinsurance business and large facultative and direct underwriting areas are particularly sensitive to the way our clients and ceding companies perceive our financial strength as well as to our credit ratings. See “Item 3.D. – Risk Factors – Ratings are important to our business.”
Our current solicited Group ratings by Standard & Poor’s, A.M. Best Co. (“A.M. Best”) and Moody’s are as follows:

	Insurer Financial Strength	Senior Debt	Subordinated Debt

Standard & Poors November 9, 2004	BBB+ (positive outlook)	BBB+ (positive outlook)	BBB- (positive outlook)
AM Best December 1st, 2004	B++ (positive outlook)	bbb (positive outlook)	bbb- (positive outlook)
Moody’s December 7, 2004	Baa2 (positive outlook)	Baa3 (positive outlook)	Ba2 (positive outlook)
In November 2004, Standard & Poor’s Rating Services revised its outlook on SCOR and guaranteed subsidiaries rating to positive from stable. At the same time, SCOR’s “BBB+” ratings for insurer financial strength and senior debt were affirmed.
In December 2004, A.M. Best affirmed the financial strength rating of B++ (Very Good) of SCOR (Paris) and its core subsidiaries and assigned an issuer credit rating of “bbb+” to these companies. The rating on SCOR’s commercial paper program has been affirmed. The outlook for all these ratings has been changed to positive from stable.
In December 2004, Moody’s Investors Service announced that it had upgraded SCOR’s Insurance Financial Strength Rating to Baa2 from Baa3, Senior Debt Rating to Baa3 from Ba2, and Subordinated Debt Rating to Ba2 from Ba3. These ratings all have a positive outlook.

UNDERWRITING, RISK MANAGEMENT AND RETROCESSION
Underwriting
Consistent with its strategy of selective market and business segment development, the Group seeks to maintain a portfolio of business risks that is strategically diversified both geographically and by line and class of business. Consistent with the “Moving Forward” plan, SCOR has sought to reduce its exposure to the U.S. market by declining to underwrite large national insurers. SCOR furthered the geographic rebalancing of its business in 2004 by reducing the percentage of Non Life premium income in the U.S. from approximately 37% in the year ended December 31, 2002 to approximately 16% in the year ended December 31, 2003 and approximately 9% in the year ended December 31, 2004, while increasing the percentage of Non Life premium income in Europe from approximately 42% in the year ended December 31, 2002 to approximately 53% in the year ended December 31, 2003 and approximately 60% in the year ended December 31, 2004. In addition, the Company has centrally established underwriting guidelines for its subsidiary companies to ensure the diversification and management of risk with respect to its business by line and class of business.
The Group’s underwriting is conducted through Property-Casualty Treaty and Facultative and Large Corporate Accounts underwriting teams in its Non Life segment and through its Life underwriting team, with the support of technical departments such as actuarial, claims, legal, retrocession and accounting.
Underwriting, actuarial, accounting and other support staff are located in the Group’s Paris headquarters as well as in local subsidiaries and branches. While underwriting is carried out at decentralized subsidiary or division level, the Group’s overall exposure to particular risks and in particular geographic zones is centrally monitored from Paris.
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
The underwriting teams are supported by a technical underwriting unit based in the Group head office. The technical underwriting unit provides worldwide treaty and small facultative underwriting guidelines, the delegation of capacity, underwriting support to specific classes or individual risks when required, ceding company portfolio analyses and risk surveys.
The underwriting teams are also supported by a Group actuarial unit responsible for pricing and reserving methods and tools to be applied by the actuarial units based in the treaty operating units. The Group audit department conducts frequent underwriting audits in the operating units.
Most facultative underwriters belong to the Group’s SCOR Business Solutions integrated division, which operates on a worldwide basis, from four underwriting centers in Paris, London, New York and Singapore and with underwriting entities located in certain of the Group’s subsidiaries and branches. This division is dedicated to large corporate business and is geared to provide its clients with solutions for conventional risks. Small Property and Casualty facultative underwriting is handled by the Property-Casualty Treaty underwriting team.
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
Life underwriters worldwide are supported by the Life Underwriting Department, or LUD, which coordinates underwriting activities at the Group level and conducts underwriting audits in the operating units, and by the Technical and Development Department, or TDD, responsible for pricing tools, reserving rules, product development and retrocession. These two departments set the underwriting guidelines, which are approved by the Underwriting Innovation Committee, comprising SCOR Vie General Management, and the heads of underwriting units LUD and TDD. This Committee periodically reviews and updates the four levels of underwriting authority delegated to each underwriter.
Catastrophe Risk and Exposure Controls
Like other reinsurance companies, SCOR is exposed to multiple insured losses arising out of a single occurrence, whether a natural event such as a hurricane, windstorm, flood, hail or severe winter weather storm or an earthquake, or a man-made catastrophe such as an explosion or fire at a major industrial facility or an act of terrorism. Any such catastrophic event could generate insured losses in one or many of SCOR’s lines of business.
In 2004, SCOR, like most other reinsurers, was adversely affected by the unusually high frequency of natural catastrophes around the world, including four hurricanes in the United States and the Caribbean and a number of typhoons in Asia. Hurricanes Ivan, Charley, Frances and Jeanne produced an estimated aggregate pre-tax catastrophic loss for the Group, gross of retrocession, of EUR 34 million by the year end. Similarly, Typhoon Songda produced an estimated pre-tax catastrophic loss for the Group, gross of retrocession, of EUR 30 million, while Typhoons Rananim and Chaba, as well as the tsunami in December 2004 had an estimated aggregate pretax catastrophic loss for the Group, gross of retrocession, of approximately EUR 12 million. The aggregate catastrophic loss for these events for the year ended December 31, 2004 is estimated by the Group, before tax and retrocession, at EUR 76 million.
In 2003, SCOR experienced no major natural catastrophic losses, the largest one being the storms in the Midwest of the U.S. for a cost of approximately EUR 20 million as of December 31, 2004, net of retrocession, down from the EUR 30 million reported in 2003.
During the summer of 2002, the catastrophic floods in Central Europe affecting the Czech Republic, Germany and Austria produced a pre-tax catastrophe loss for the Group, net of retrocession, of EUR 95 million for 2002. These events did not produce additional loss for the Group in 2004. Typhoon Rusa in Korea in August 2002, the flooding in the southeast of France in September 2002 and the windstorm Jeannet in Northern Europe in October 2002 did not have any new material impact on SCOR in the year ended December 31, 2004.
SCOR carefully evaluates its potential natural event and other risk accumulation for its entire property business at the head office level, including exposures underwritten by its subsidiaries worldwide. Pursuant to overall guidelines and procedures established from the Paris headquarters, each subsidiary monitors its own accumulation for the relevant country or region, and the Accumulation Department based in Paris centrally consolidates the results for the Group.
SCOR employs various techniques, depending upon the region and peril, to assess and manage its accumulated exposure to property natural catastrophe losses in any one region of the world and quantifies that exposure in terms of its potential maximum loss. SCOR defines this as its anticipated maximum loss, taking into account contract limits, caused by a single catastrophe affecting a broad contiguous geographic area, such as that caused by a windstorm, a hurricane or an earthquake, occurring within a given return period. SCOR estimates that its current Group-wide potential maximum loss from natural catastrophe events, before retrocessional reinsurance, is related primarily to earthquake risks in Japan, Italy, Taiwan, Chile, Israel, Turkey and Portugal and wind and other weather-related risks concentrated primarily in North America, Europe and Asia.
The following table summarizes the main projected natural catastrophe exposures of the Group by geographic area:

Range of Potential Catastrophe Exposure(1)	Subject countries as of December 2004

(EUR, in millions)
100 to 200	Canada, Colombia, Greece, Peru, United States, Mexico
200 to 300	Chile, Israel, Italy, Portugal, Taiwan, Turkey
300 and over	Japan, Europe

(1)	Calculated on a potential maximum loss basis for a given return period before retrocession.

For more than 15 years, SCOR has been using its own internally-developed and regularly updated software program for evaluating earthquake potential maximum losses for 20 countries. SCOR currently utilizes SERN for the simulation of events and of their consequential damages. SERN (“Système d’Evaluation des Risques Naturels” or Natural Risks Evaluation System) is an enhancement of existing models initiated in 1997 by SCOR and partners from prominent research institutes and recognized private IT companies. This software program is linked directly to our worldwide database and available to all of SCOR’s subsidiaries and operating units. As of December 31, 2004, SERN was operational for earthquake exposure in Australia, Algeria, Canada, Chile, Colombia, Greece, Indonesia, Israel, Jordan, Italy, Japan, Mexico, New Zealand, Peru, Philippines, Portugal, Taiwan, Turkey, the United States and Venezuela. For countries such as Japan and the United States, SCOR’s analyses are compared with other calculations performed using programs developed by specialized independent consultants.
The potential accumulation for hurricanes in the United States is analyzed in a similar fashion, using third-party software and simulation tools. The potential accumulation for typhoons in Japan is analyzed using maximum liability for non-proportional treaties and scenarios based on Mireille, a major typhoon in Japan in 1991, for pro rata treaties. European windstorm accumulation in the treaty portfolio is also assessed by SERN, which has been adapted to analyze windstorm events and is now operational in eight European countries, reproducing past events. SCOR continues to refine its loss estimation methodologies internally with the assistance of outside consultants.
The following table sets forth certain data regarding the Group’s catastrophe loss experience in each of the three years ended December 31, 2004:

	Year ended December 31,

	2002		2003		2004

	(EUR, in millions)
Number of catastrophes(1)	1		4		2
Incurred losses and LAE from catastrophes, gross	95	(2)	78	(3)	40	(4)
Incurred losses and LAE from catastrophes, net of retrocession	94	(2)	72	(3)	40	(4)
Group loss ratio(5)	97%		99%		69%
Group loss ratio excluding catastrophes	94%		96%		67%

(1)	A catastrophe is defined by SCOR as an event involving multiple insured risks causing pre-tax losses, net of retrocession, of EUR 10 million or more.

(2)	Catastrophic floods in Central Europe.

(3)	Floods in Italy and Southwestern France, storms in the Midwestern United States and Typhoon Maemi in South Korea.

(4)	Typhoon Sondga plus Hurricane Ivan.

(5)	Loss incurred prior to discount on workers compensation reserves on North American operations expressed as a percentage of premiums earned.
As previously reported, incurred losses and LAE from catastrophes were EUR 670 million on a gross basis and EUR 215 million net of retrocession for the year ended December 31, 2001. Such amounts reflected the impact of the September 11 attack on the World Trade Center.
Claims
SCOR’s Group Claims Division, created in April 2003, is tasked with implementing the general claims handling policy for the Group, implementing worldwide control and reporting procedures and managing commutation of claim portfolios.
The claims handling function is performed by the subsidiary Claims Departments, which initially process and monitor reported claims. The Group Claims Division supports and controls their general activity and takes over the direct management of large, litigious, serial and latent claims. Additionally, periodic audits are conducted on specific claims and lines of business and claims processing and procedures are examined at the ceding companies’ offices with the aim of evaluating their claims adjusting process, valuation of reserves and overall performance. Technical and legal assistance is provided to underwriters before and after accepting certain risks. When needed, recommendations are given to underwriters, local claims adjusters and management.

The main objectives of the Group Large Claims Committee, chaired by the Group Chief Operating Officer, are to review the consolidated impact of large and strategic claims and to monitor the management of such claims across lines of business and countries. It reviews on a monthly basis all reported new large and strategic claims and follows the development of all such claims.
Retrocessional Reinsurance
The Group retrocedes a portion of the risks it underwrites in order to control its exposures and losses, and pays premiums based upon the risks and exposures of its facultative and treaty acceptance, subject to such retrocession reinsurance. The Group generally limits retrocession to catastrophe and property large risks. Retrocession reinsurance is subject to collectibility in all cases where the original business accepted by the Group suffers from a loss. The Group remains primarily liable to the direct insurer on all risks reinsured although the retrocessionaire is liable to the Group to the extent of the reinsurance limits purchased. The Group then monitors the financial condition of retrocessionaires on an ongoing basis. In recent years, the Group has not experienced any material difficulties in collecting recoverable amounts from its retrocessional reinsurers. The Group reviews its retrocession arrangements periodically, to ensure that they fit closely to the development of its business.
Retrocession procedures are centralized in the retrocession department of the non life sector. The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposures to large property losses. In particular, the Group has implemented an overall program set in place on an annual basis that provides partial coverage for up to three major catastrophic events within one occurrence year. A major event is likely to be a natural catastrophe such as an earthquake, a windstorm, a hurricane or a typhoon in a region where the Group has major aggregate exposures stemming from the business written.
IRP Holdings was established in December 2001 to reinsure (as a retrocessionaire) certain of SCOR’s Non Life reinsurance business on a quota share basis from 2002 forward. The purpose of the vehicle was to expand capacity in order to underwrite business at a time when premium levels were considered to be attractive. The retrocession rate in 2004 was 25%. The relevant quota share agreements were terminated with effect from January 1, 2005, and IRP Holdings’ minority shareholders must exit IRP not later than May 31, 2006. SCOR’s initial ownership interest in IRP Holdings was 41.70%, and increased to 53.35% as of June 30, 2003. IRP Holdings has been fully consolidated with SCOR since fiscal year 2001. For more information on IRP Holdings, see “Item 9.A. The Offer and Listing – IRP” and “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings.”
On December 28, 2001, the Group purchased a USD 150 million multi-year reinsurance cover, to provide coverage against the occurrence of an earthquake in California or in Japan, or a severe windstorm in Northern Europe, subject to a limit of USD 100 million per occurrence. The contract, provided by Atlas Reinsurance II p.l.c., a public limited company incorporated under the laws of Ireland, protected SCOR’s property and construction business for a period of three years from January 1, 2002 to December 31, 2004. Atlas Reinsurance II p.l.c. issued two classes of notes for a total of USD 150 million with principal reduction contingent on the parametric model designed by Risk Management Solutions (RMS) based on SCOR’s exposure. This coverage expired on December 31, 2004, and the notes were redeemed pursuant to the agreement on the scheduled redemption date on January 7, 2005. Atlas II is in the course of being liquidated.

RESERVES
Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss to the ceding company and the reinsurer and the ceding company’s payment of that loss and subsequent payments to the ceding company by the reinsurer. To recognize liabilities for unpaid losses, LAE and future policy benefits, insurers and reinsurers establish reserves, which are balance sheet liabilities representing estimates of future amounts needed to be paid in respect of not yet reported (IBNYR) and not enough reserved (IBNER) claims that are incurred but not yet reported, which are referred to as IBNR, and related expenses.
The Group maintains reserves to cover its estimated ultimate liability for losses and LAE with respect to reported and not yet reported claims. Because reserves are estimates of ultimate losses and LAE, management monitors reserve adequacy over time, evaluating new information as it becomes known and adjusting reserves, as necessary. Management considers many factors when setting reserves, including the following:

•	information from ceding companies;

•	historical trends, such as reserving patterns, loss payments, pending levels of unpaid claims and product mix;

•	internal methodologies that analyze the Group’s experience with similar cases;

•	current legal interpretations of coverage and liability; and

•	economic conditions.
Based on these considerations, management believes that adequate provision has been made for the Group’s Life and Non Life loss and LAE reserves as of December 31, 2004. In the Life business the reserves totaled EUR 2,635 million (net of retrocession) as of December 31, 2004 and the Non Life loss and LAE reserves totaled EUR 5,583 million as of December 31, 2004. Actual loss and LAE paid may deviate, perhaps significantly, from such reserves. To the extent reserves prove to be insufficient to cover actual losses and LAE after taking into account available retrocessional coverage, the Group would have to augment such reserves and incur a charge to earnings which could have a material adverse effect on the Group’s consolidated financial condition and results of operations. See “Item 3.D. – Risk Factors – If our reserves prove to be inadequate, our net income, results of operations and financial condition may be adversely affected.”
The Group Chief Risk Officer conducted an appraisal of the technical reserves as at December 31, 2004, based on reports by internal and external actuaries.
General
Non Life business
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
The Group periodically reviews and updates its methods of determining the IBNR reserves. Estimation of loss reserves is a difficult process, however, especially in view of changes in the legal and tort environment that may impact the development of loss reserves. While the reserving process is difficult and subjective for ceding companies, the inherent uncertainties of estimating such reserves are even greater for reinsurers, due primarily to the longer time between the date of an occurrence and the reporting of any attendant claims to the reinsurer, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future. Thus, actual losses, LAE and future policy benefits may deviate, perhaps significantly, from estimates of reserves reflected in the Group’s consolidated financial statements.
When a claim is reported to the ceding company, its claims personnel establish a case reserve for the estimated amount of the ultimate settlement, if any, with respect to such claim. The estimate reflects the judgment of the ceding company’s claims personnel, based on its reserving practices. The ceding company reports the claim to the Group entity from which it obtained the reinsurance, together with the ceding company’s suggested estimate of the claim’s cost. The Group records the ceding company’s suggested reserve and may establish additional reserves based on review by the Group’s claims department and internal actuaries. Such additional reserves are based upon the consideration of many factors, including coverage, liability, severity and the Group’s assessment of the ceding company’s ability to evaluate and handle the claim.
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
In its actuarial determination of IBNR reserves, the Group uses generally accepted actuarial reserving techniques that take into account quantitative loss experience data, together with, where appropriate, qualitative factors. IBNR reserves are also adjusted to reflect changes in the volume of business written, reinsurance contract terms and conditions, the mix of business and claims processing that can be expected to affect the Group’s liability for losses over time. The Group does not discount Non Life reserves, except for most of CRP’s reserves and certain reserves associated with workers’ compensation that are discounted pursuant to applicable U.S. and Bermudian regulation.
Life business
In the Life area, reserves for future policy benefits and claims are established based upon the Group’s best estimates of mortality, morbidity, persistency and investment income, with provision for adverse deviation. The liabilities for future policy benefits established by the Group with respect to individual risks or classes of business may be greater or less than those established by ceding companies due to the use of different mortality and other assumptions. Reserves for policy claims and benefits include both mortality and morbidity claims in the process of settlement and claims that have been incurred but not yet reported. Actual experience in a particular period may be worse than assumed experience and, consequently, may adversely affect the Group’s operating results for such period.
Catastrophe Equalization Reserves
In addition to loss, LAE, future policy benefits and IBNR reserves, under French GAAP and pursuant to applicable French insurance regulations, and in the case of certain non-French subsidiaries pursuant to applicable local regulations, SCOR is required to establish certain equalization reserves for future catastrophes and other losses. These reserves are generally established by setting aside in each year a specified portion of underwriting gains, if any, for such year, subject to specified aggregate limits based on premium volumes in lines of business affected by catastrophes or other events. These reserves are not recorded as liabilities in the financial statements prepared in accordance with U.S. GAAP. The U.S. GAAP financial statements do, however, include an allocation of retained earnings to a “catastrophe reserve” recorded as an account in shareholders’ equity. Retained earnings allocated to the catastrophe reserve represent amounts expensed as catastrophe coverage premium expense under French GAAP but not under U.S. GAAP. Because such amounts have been expensed for French accounting purposes, these amounts are not distributable as dividends and consequently have been shown as an allocation of retained earnings in the U.S. GAAP financial statements.

Changes in Historical Reserves
The table below shows changes in historical loss reserves, on a U.S. GAAP basis, for the Group’s Property-Casualty operations for 1995 and subsequent years, net of retrocessional reinsurance. The Group’s reinsurance contracts are generally written on an underwriting year basis and the Group maintains its records on this same basis. As compared to loss development tables presented on an accident year basis by U.S. registrants, presentation on an underwriting year basis accelerates the timing of the presentation of loss reserve development by moving development of losses that actually occur in an accident year subsequent to the end of the applicable underwriting year back into such underwriting year. As discussed in the third paragraph below, the Company’s underwriting year loss development data is, as a result, not fully comparable with accident year data presented by U.S. registrants.
The top line of the table shows the initial estimated gross reserves for unpaid losses and LAE recorded at each year-end date, as well as the amount of such initial reserve. The upper (paid) portion of the table presents the cumulative amounts paid through each subsequent year on those claims for which reserves were carried as of each specific year-end. The lower (liability re-estimated) portion shows the re-estimated amount of the previously recorded reserves, net of retrocession, based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the actual claims for which the initial reserves were created. The cumulative redundancy/deficiency line represents the cumulative change in estimates since the initial reserve was established. It is equal to the latest liability re-estimated amount less the initial reserve.
An underwriting year reinsurance contract reinsures losses incurred on underlying insurance policies that begin at any time during the reinsurance contract term. This means that, if both the underlying insurance contracts and the reinsurance contract have twelve-month terms, the reinsurance contract will cover underlying losses occurring over a twenty-four month period. For example, if an underwriting year reinsurance contract term was from January 1 to December 31, 2004, it would cover underlying policies with terms beginning on both January 1, 2004 and December 31, 2004. Losses incurred on underlying policies beginning on January 1, 2004 could occur as early as January 1, 2004 while losses incurred on underlying policies beginning on December 31, 2004 could occur as late as December 30, 2005.
For purposes of the loss reserve development table, the Group has assigned all losses incurred under reinsurance contracts written in a particular year to that year, even though some of those losses may not have been incurred until twelve months after the end of the year. Since losses have been so assigned, the “reserve re-estimated ‘x’ years later” set forth in the table includes all those losses incurred during the “x” years following the reference year, but related to an underwriting year prior to and including the reference year. As a result, the amounts on the line labeled “cumulative redundancy/ (deficiency) before premium development” in the loss development tables are not a precise indication of the adequacy of the initial reserves that appear on the first and third lines of the tables.
This has been partially corrected by inclusion in the line labeled “premium development” of all the premiums attributable to the underwriting year and which are earned in subsequent years. Such earned premiums are comprised primarily of amounts included in the unearned premium reserves at the end of a given reference year and which are progressively earned during the years following such reference year, but also include experience rated premiums received under certain reinsurance contracts written in such underwriting year. The Group does not specifically segregate experience rated premiums in its accounting systems, but management does not believe such amounts are material. This presentation permits a comparison of the reserves for claims and claims expenses as initially established with the re-estimated reserves for claims and claims expenses, which have been adjusted for the effect of claims and claims expenses incurred subsequent to the reference year-end. While the resulting adjusted cumulative redundancy/deficiency is not a precise measurement and is not fully comparable to the amounts that would be determined using accident year data, management believes it to be a reasonable indication of the adequacy of the Group’s loss and LAE reserves as recorded in its consolidated financial statements as of the referenced year ends.
The following tables present ten-year loss development on a U.S. GAAP basis and a three-year reconciliation of beginning and ending reserve balances on a U.S. GAAP basis. The U.S. GAAP loss development data is presented on an underwriting year basis, while the reserve reconciliation data represents the Company’s allocation of incurred and paid losses and LAE between current and prior years on a calendar year basis. See also Note 18 to the consolidated financial statements.
Ten-Year Loss Development Table Presented Net of
Reinsurance with Supplemental Gross Data (U.S. GAAP)(1)

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Initial gross reserves for unpaid loss and LAE	2,760	2,600	3,361	3,723	3,942	4,774	5,575	8,365	7,966	7,004	6,119
Initial retroceded reserves	351	234	316	306	337	421	507	1,448	1,033	673	536

Initial net reserves	2,409	2,366	3,045	3,417	3,605	4,353	5,068	6,917	6,933	6,331	5,583
Paid (Cumulative) as of:(2)
One year later	354	420	654	874	1,040	1,399	1,807	2,514	2,627	1,426
Two years later	717	901	1,136	1,440	1,570	2,294	3,163	3,614	3,736
Three years later	1,054	1,188	1,405	1,778	1,946	3,046	4,390	3,575
Four years later	1,292	1,368	1,599	2,015	2,356	3,606	5,027
Five years later	1,431	1,505	1,731	2,306	2,626	4,028
Six years later	1,542	1,590	1,953	2,488	2,874
Seven years later	1,613	1,779	2,073	2,646
Eight years later	1,777	1,871	2,176
Nine years later	1,853	1,948
Ten years later	1,923
Eleven years later
Reserve re-estimated as of:(3)
One year later	2,595	2,630	3,458	3,690	4,057	4,996	5,938	8,030	8,344	6,466
Two years later	2,665	2,733	3,411	3,772	4,082	5,278	6,358	8,699	7,984
Three years later	2,767	2,702	3,401	3,810	4,117	5,446	7,385	8,794
Four years later	2,758	2,692	3,404	3,807	4,209	5,952	7,412
Five years later	2,748	2,675	3,379	3,887	4,479	5,962
Six years later	2,722	2,653	3,429	4,002	4,454
Seven years later	2,711	2,711	3,522	3,990
Eight years later	2,777	2,792	3,507
Nine years later	2,834	2,780
Ten years later	2,823
Eleven years later
Cumulative redundancy/(deficiency) before premium development	(414)	(414)	(462)	(573)	(849)	(1,609)	(2,344)	(1,877)	(1,052)	(136)
% before premium development	(17)%	(18)%	(15)%	(17)%	(24)%	(37)%	(46)%	(27)%	(15)%	(2)%
Premium development	245	229	361	343	390	487	942	1,215	676	339
Cumulative redundancy/(deficiency) after premiums development	(169)	(185)	(101)	(230)	(459)	(1,122)	(1,402)	(662)	(376)	203
Percentage	(7)%	(8)%	(3)%	(7)%	(13)%	(26)%	(28)%	(10)%	(5)%	3%
Gross re-estimated liability at December 31, 2004	3,328	3,134	4,020	4,700	5,181	7,113	8,639	12,841	9,702	7,532
Re-estimated receivable at December 31, 2004	505	354	513	710	727	1,151	1,227	4,047	1,718	1,066

Net re-estimated liability at December 31, 2004	2,823	2,780	3,507	3,990	4,454	5,962	7,412	8,794	7,984	6,466
Gross cumulative redundancy/(deficiency) before premium development	(568)	(534)	(659)	(977)	(1,239)	(2,339)	(3,064)	(4,476)	(1,736)	(529)
Gross premium adjustments	288	281	332	366	360	459	784	1,154	735	495
Gross Cumulative redundancy/(deficiency) after premiums development	(280)	(253)	(327)	(611)	(879)	(1,880)	(2,280)	(3,322)	(1,001)	(34)
Percentage	- 10.15%	- 9.74%	- 9.74%	- 16.41%	- 22.31%	- 39.38%	- 40.90%	- 39.71%	-13%	- 0.49%

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserves re-estimated amounts are shown on an underwriting year basis, consistent with the reporting practices of the Company and its cedents, particularly in the European market.

(2)	Cash commutation payments (i) received in 1993 of EUR 60 million and in 1994 of EUR 129 million and (ii) paid in 1994 of EUR 48 million have been excluded from the paid (cumulative) amounts presented.

The EUR 260 million North American portfolio acquired in 1996 has been excluded from the paid (cumulative) amount presented for the years concerned.

(3)	Re-estimated gross claims reserves for a given underwriting year are reduced by the amount of any premiums earned subsequent, but related, to that underwriting year, including experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
Reconciliation of Reserves for Losses and LAE (U.S. GAAP)

	Year ended December 31,

	2002	2003	2004

	(Restated)	(Restated)
	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	6,917	6,933	6,331
Effect of changes in foreign currency exchange rates	(745)	(656)	(203)
Effect of claims portfolio transfer and other reclassifications	107	31	9

Incurred related to:
Current year	2,802	1,661	1,002
Prior years	660	1,078	174

Total incurred losses and LAE(1)	3,462	2,739	1,176

Paid related to:
Current year	450	316	116
Prior years	2,358	2,400	1,614

Total paid losses and LAE(1)	2,808	2,716	1,730

Reserves for losses and loss expenses at end of year – net	6,933	6,331	5,583
Reinsurance recoverable on unpaid losses	1,033	673	536

Reserves for losses and loss expenses at end of year – gross	7,966	7,004	6,119

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re-estimated amounts are shown on a calendar year basis.
Asbestos and environmental
The Group’s reserves for losses and LAE include an estimate of its ultimate liability for asbestos and environmental claims for which an ultimate value cannot be estimated using traditional reserving techniques and for which there are significant uncertainties in estimating the amount of the Group’s potential losses. SCOR and its subsidiaries have received and continue to receive notices of potential reinsurance claims from ceding insurance companies which have in turn received claims asserting environmental and asbestos losses under primary insurance policies, in part reinsured by Group companies. Such claims notices are frequently merely precautionary in nature and generally are unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Due to the imprecise nature of these claims, the uncertainty surrounding the extent of coverage under insurance policies and whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability, we can, like other reinsurers, only give a very approximate estimate of our potential exposures to environmental and asbestos claims that may or may not have been reported. Nonetheless, due to the changing legal and regulatory environment, including changes in tort law, the final cost of our exposure to asbestos-related and environmental claims may be increasing in undefined proportions. Diverse factors could increase our exposure to the consequences of asbestos-related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. These uncertainties inherent to environmental and asbestos claims are unlikely to be resolved in the near future, despite several aborted regulatory attempts in the U.S. for containing the overall costs related to asbestos. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. In these circumstances, it is difficult for us to estimate the reserves that should be recorded for these risks and to guarantee that the amount reserved will be sufficient.
Case reserves have been established when sufficient information has been developed to indicate the involvement of a specific reinsurance contract. In addition, incurred but not reported reserves have been established to provide for additional exposure on both known and unasserted claims. These reserves are reviewed and updated continually. In establishing liabilities for asbestos and environmental claims, management considers facts currently known and the current legal and tort environment. The Group may be required to increase the reserves in future periods if evidence becomes available to support that the latent claims will develop above the recorded amounts. As a result of all these uncertainties, it cannot be excluded that the final settlement of these claims may have a material effect on the Group’s results of operations and financial condition.
See “Item 3.D. – Risk Factors – We could be subject to losses as a result of our exposure to environmental and asbestos-related risks”.
The following table shows information related to the Group’s asbestos and environmental gross claims reserves and LAE paid:

	Year ended December 31,

	Asbestos(1)			Environmental(1)

	2002	2003	2004	2002	2003	2004

	(EUR, in millions)
Gross Non Life claims reserves, including IBNR reserves	157	109	98	88	59	54
% of total loss and LAE reserves	2%	1.5%	1.6%	1.1%	0.8%	0.9%
Non Life claims and LAE paid	7	15	15	71	13	5
% of the Group’s total net property-casualty claims and LAE paid	0.3%	0.6%	0.9%	2.5%	0.5%	0.3%

(1)	Asbestos and environmental (A&E) reserve data includes SCOR’s estimated A&E exposures in respect of its participation in the Anglo French Reinsurance Pool, for which A&E exposures for the years shown were as follows:

•	The 2002 reserves were EUR 30 million and EUR 28 million for asbestos and environmental, respectively. The 2002 paid claims and LAE were EUR 0.8 million and EUR 0.7 million for asbestos and environmental, respectively.

•	The 2003 reserves were EUR 19 million and EUR 18 million for asbestos and environmental, respectively. The 2003 paid claims and LAE were EUR 0.6 million and EUR 0.9 million for asbestos and environmental, respectively.

•	The 2004 reserves were EUR 18 million and EUR 16 million for asbestos and environmental, respectively. The 2004 paid claims and LAE were EUR 0.3 million and EUR 0.3 million for asbestos and environmental, respectively.
More generally, SCOR has developed a policy of buying back its longstanding liabilities on asbestos and environmental exposures whenever the possibility exists to do so on a commercially reasonable basis, whenever SCOR determines, based on its assessment of the potential exposure of the Group based on actuarial techniques and market practices, that the terms of the final negotiated settlement are attractive in light of the possible development of future liabilities. Preference is given to selected treaties with regard to specific circumstances such as the maturity of claims, the level of claims information available, the status of cedents and market settlements. SCOR’s exposure to asbestos was reduced in 2004 by EUR 9.3 million compared to 2003, due to commutations. Environmental exposure also decreased by EUR 2.5 million over the same period for the same reason. It is the intention of management that this commutation policy be further pursued and developed in 2005 and in subsequent years. It is anticipated that the policy will affect settlement patterns to a limited degree in future years. Although the changes in settlement patterns may improve predictability and reduce potential volatility in the reserves, they may also have an adverse effect on the Group’s cash flows linked to these reserves.
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

	Year ended December 31, 2004

	Asbestos	Environmental

Number of claims notifications with respect to non-proportional treaties and facultative contracts	7,725	7,116
Average cost per claim(1)	EUR 13,298	EUR 4,556

(1)	Not including claims that were settled at no cost, and claims of a precautionary nature not quantified in amount.

INVESTMENTS
General
SCOR’s overall investment strategy is to achieve satisfactory returns on managed assets with minimal exposure to risk. This investment strategy also reflects the structure of SCOR’s liability profile, and the duration of the assets of each subsidiary is generally established based upon the expected duration of liabilities. At December 31, 2004, the weighted average duration of the Group’s fixed maturity portfolio was approximately 6.2 years. See “Changes in Historical Reserves” for a discussion of the expected duration of the Group’s reinsurance liabilities, and the tabular summary of the Group’s fixed maturities by remaining contract maturity, set forth in Note 4 to the consolidated financial statements, for information concerning the duration of the Group’s assets. As a general practice, the Group does not invest in derivative securities for the purpose of managing the relative duration of its assets and liabilities. Similarly, assets are generally invested in currencies corresponding to those in which the related liabilities are denominated in order to minimize exposure to currency fluctuations. The Group does use currency spot and forward contracts, as well as swap and other derivative contracts, to a limited extent, to manage its foreign currency exposure.
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
The following table summarizes net investment income of the SCOR Group’s portfolio for 2002, 2003 and 2004. See also Note 4 to the consolidated financial statements.
Consolidated Net Investment Income

	Year ended December 31,

	2002			2003			2004

	(Restated)			(Restated)
			Realized			Realized			Realized
		Pre-tax	Gains		Pre-tax	Gains		Pre-tax	Gains
	Income	Yield(1)	(Losses)	Income	Yield(1)	(Losses)	Income	Yield(1)	(Losses)

	(EUR in millions)
Fixed maturity securities	318	5.6%	72	265	4.8%	93	244	4.4%	27
Equity securities	6	4.0%	(123)	3	1.1%	14	6	1.4%	17
Trading equity securities	39		—	47			3	—	—
Short term and other(2)	105	2.6%	93	100	4.7%	10	112	4.4%	(2)
Less investment expense
Swap interest	(17)			(8)			(7)
Administration expense	(16)			(29)			(33)
Other	(68)			(52)			(43)

Total	367			326			282

(1)	Pre-tax yield is calculated as investment income (including dividends in the case of equities) divided by the average of the beginning and end of year investment balances. Investment balances were at fair value, except for equities for which cost was used. To the applicable, investment balances were converted into euro from local currencies at year-end exchange rates.

(2)	Includes swap income of EUR 10 million in 2002, EUR 3 million in 2003 and EUR 8 million in 2004. Other swap-related net income is included in realized and unrealized capital gains (and losses).

Portfolios
The following table details the distribution by category of investment of the Group’s insurance investment portfolio by net carrying value:
Consolidated Investment Position

	Net carrying		value as of De		cember 31,

	2002		2003

					2004

	(Restated)		(Restate	d
	(EUR in millions)
Fixed maturities available for sale, at fair value	5,805	63%	5,130	64%	5,272	63%
Equity securities, available for sale	440	5%	109	1%	265	3%
Trading Investments	433	5%	740	9%	778	9%
Short term investments	198	2%	—	—	—	—
Other long-term investments	434	5%	316	4%	322	4%
Cash and cash equivalents	1,788	20%	1,824	22%	1,798	21%

Total	9,098	100%	8,119	100%	8,435	100%

See Note 4 to the consolidated financial statements for a breakdown of amortized costs and estimated fair values of fixed maturity investments by major type of security, including fixed maturities held to maturity and available for sale as of December 31, 2002, 2003 and 2004.
The following table presents the Group’s fixed maturities by counterparty credit quality, including fixed-maturities classified as trading, as of December 31, 2004:

	As of December 31, 2004

		% of total net
Rating	Net carrying value	book value

	(EUR, in millions)
Guaranteed by the French or European government or its agencies, or the European Union(1)	273	5%
AAA	4,040	70%
AA	396	7%
A	608	10%
BBB	347	6%
Below BBB	4	0%
Unrated	125	2%

Total	5,793	100%

(1)	Debt securities issued or guaranteed by the French government, by another European government or by the European Union, none of which are rated.
See Note 4 to the consolidated financial statements for a breakdown of fixed maturities included in the Group’s portfolio by remaining maturity as of December 31, 2004.

INFORMATION TECHNOLOGY
SCOR has a uniform global Information System used in all locations worldwide, with the exception of CRP.
Its core reinsurance back-office system is a custom application, called Omega. Omega is designed to allow for Group-wide relationship, follow up with clients and insureds, worldwide online facultative clearance, analysis of the technical profitability of contracts, and quarterly closing based on ultimate result estimates.
In addition to the reinsurance administration system, SCOR has implemented the PeopleSoft software package solutions for human resources and finance. SCOR is promoting a paperless environment. Internally, imaging solutions have been implemented worldwide for document sharing within the Group. With business partners, SCOR is able to receive and process automatically electronic reinsurance accounts, formatted in the ACORD standard, without any re-keying. New exchanges have been launched in 2004 with large international brokers.
The SCOR technical environment is based on an international secured network. Corporate technical standards have been implemented in all locations, either on personal computers or servers. The Group has implemented an ambitious security plan, with a strong focus on internet and disaster recovery in 2004.
The Group has defined a strategic plan called the “IS2005 strategy”, which sets out the evolutions of the information system based on the SCOR business strategy. The IS2005 strategy is the first component of the Group’s information system governance, which is now largely set up, and provides scorecards and a standard way to evaluate value created by systems.
Most of SCOR’s efforts in 2004 have been dedicated to front-office applications for an improved risk selection, anticipation and reactivity on markets and products. A management system has also been developed to provide decision makers with information on business lines and market development. From the underwriting plan, an accounting forecast is built, and comparative analyses are performed through standard adequate reports. Finally, a strong emphasis is put on the reinforcement of risk control where important projects are underway, integrating SCOR standard pricing models, profitability rules, and catastrophe simulation facilities information.
The portal has been designated as the central repository for sharing all information, internal or collected from outside sources.
REGULATION OF THE REINSURANCE INDUSTRY
French corporations exclusively engaged in the reinsurance business are subject to reporting requirements and are controlled by the French Insurance Control Commission (Commission de Contrôle des Assurances, des Mutuelles et des Institutions de Prévoyance or C.C.A.M.I.P.) in application of the French Law dated August 8, 1994 (Law no. 94-679). This regime has been modified significantly by the May 15, 2001 “New Economic Regulation” Act (Law no. 2001-420), which institutes a system of prior authorization. This regime applies equally to companies already engaged in the reinsurance business at the time of entry into force. However, pending publication of the enabling decrees, this new regime has not come into effect.
Under the new regime, reinsurance companies will be required to file an application with the C.C.A.M.I.P., which will have authority to issue and revoke operating licenses. Within the framework of its supervisory mission, which has been enhanced by the “New Economic Regulation” Act, the C.C.A.M.I.P. will in particular have the power to conduct onsite inspections, to place reinsurers whose solvency is impaired or is liable to be impaired under special surveillance, and to impose sanctions on reinsurers found to be in breach of the regulations applicable to them. The “New Economic Regulation” Act has broadened the range of sanctions, which now include revocation of a company’s license to engage in reinsurance operations.
There is no European regulatory framework, at present, harmonizing the supervision of reinsurance across Europe. The European Commission has been working closely with the member states of the European Union since 2001 on a draft directive aimed at instituting solvency ratios and mutual recognition of reinsurance companies in the EU member states. It is expected that this directive will be adopted in 2005.
In the United States, the Group’s reinsurance and insurance subsidiaries are regulated primarily by the insurance regulators in the State in which they are domiciled, but they are also subject to regulation in each State in which they are licensed or authorized. SCOR Reinsurance Company, the Group’s principal Non Life subsidiary in the United States, is domiciled in New York State and SCOR Life U.S. Re Insurance Company, the principal Life subsidiary in the United States, is domiciled in Texas. The Group’s other subsidiaries in the United States are domiciled in Arizona, Delaware, Texas and Vermont, and one subsidiary is also commercially domiciled in California.
Solvency margin
In the reinsurance industry, the solvency margin is defined as the ratio between 100% of shareholders’ equity to net premiums, and serves to indicate the amount of capital base required to write reinsurance contracts.
The book solvency margin is defined as the ratio to book shareholders’ equity, while the economic solvency margin also comprises certain components of long-term borrowing that qualify for inclusion in equity.
Even though there is no regulatory solvency margin defined in the reinsurance sector in the European Union, (except in the United Kingdom), European reinsurers consider economic solvency margins of between 40% and 50% of net written premium appropriate. This ratio is between 80% and 100% for American reinsurers. In light of the loss accounted for in 2003, the Group’s solvency margin has been reduced. But, following the completion of the capital increase in January 2004 and the reduction of the gross premiums written in 2004, the Group’s solvency margin improved in 2004.
B. ORGANIZATIONAL STRUCTURE
OPERATIONS
General
The Group’s Non Life reinsurance operations are conducted primarily through the Property-Casualty Treaty reinsurance, Facultatives and Large Corporate Accounts operating divisions of SCOR, respectively known as Division SCOR Non-Vie and Division SCOR Business Solutions, as well as through ten European, North American and Asian subsidiaries, each of which operates primarily in its regional market. The life, accident, disability, health, unemployment and long-term care operations of the Group are conducted mainly through SCOR Vie, which was made a subsidiary on December 1, 2003. SCOR Vie operates mainly through its branches in Italy, Germany and Canada as well as through SCOR Life Re U.S. Commercial Risk Partners (CRP) Bermuda is an ART specialized subsidiary which has been placed in run-off since January 2003. The following sets forth the Group’s primary reinsurance subsidiaries as of December 31, 2004, their respective country of incorporation, and between parentheses, the main markets served by each entity:

(1)	SCOR has currently submitted a file for converting its representation bureau in Beijing into a subsidiary, and obtained on April 16, 2004, a licence for its Seoul Bureau to be converted into a branch. The Honk Kong office is linked to the Singapore office.

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
The Group’s headquarters in Paris provides underwriting policy and risk accumulation direction and control claims, actuarial, accounting, legal, administrative, systems, internal audit, investment, human resources and other support to the Group’s subsidiaries. The Group’s worldwide offices are connected through a backbone network and application, data and exchange systems, allowing local access to centralized risk analysis, underwriting or pricing databases, while at the same time allowing information on local market conditions to be shared among the Group’s offices worldwide. In addition, through regular exchanges of personnel between Group headquarters in Paris and its non-French subsidiaries and branch offices, the Group encourages professional development and training across its various geographic markets and business lines.
C. PROPERTY, PLANTS AND EQUIPMENT
In 2003, SCOR sold the Group’s headquarters, consisting of 30,000 square meters of offices located in the business district of Paris La Défense. The Group remains a tenant of these offices. Under U.S. GAAP, SCOR is still considered for financial reporting purposes as the owner of the building.
The Group also rents space separate from its home office for the purpose of safeguarding its data handling capability in case of emergency. The Group also owns properties in Hanover (Germany), Milan (Italy) and Singapore, where its local subsidiaries have their home offices, and rents space for other subsidiaries. SCOR U.S.’s headquarters, located at the World Trade Center in New York, were destroyed in the attack of September 11, 2001 and have since been relocated to other facilities in Lower Manhattan. SCOR believes that the Group’s facilities are adequate for its present needs in all material respects. SCOR also holds other investment properties in connection with its reinsurance operations.
Item 5. Operating and Financial Review and Prospects
A. OPERATING RESULTS
You should read the following discussion together with the consolidated financial statements of SCOR and the notes thereto included elsewhere in this annual report. The consolidated financial statements of SCOR included herein and the financial information discussed below have been prepared in accordance with U.S. GAAP. SCOR also publishes consolidated financial statements, not included herein, prepared in accordance with French GAAP, which differ in certain respects from U.S. GAAP.
Restatement
In the course of implementing International Financial Reporting Standards, or IFRS, which the Group will be required to follow in France as of January 1, 2005 for purposes of satisfying French regulatory requirements, the Group identified a number of errors in its financial statements for 2003 and 2002 that had been prepared in accordance with U.S. GAAP, including the 2002 opening balance sheet. As a result, the Group determined that it was necessary to restate its previously issued U.S. GAAP consolidated financial statements.
The restatement principally relates to:

•	consolidation: capital leases and mutual fund;

•	accounting for taxation: deferred taxes on the “reserve de capitalisation” and valuation allowance;

•	accounting for foreign currency: foreign currency transaction and financial statement, translation of goodwill and impact of currency fluctuations on available for sale debt securities held in currencies other than the functional currency;

•	accounting for post-retirement benefits; and

•	accounting for other issues: impairment of securities, derivative contracts, several minor unadjusted difference items for the periods concerned and costs incurred in connection with the creation of the SCOR Vie subsidiary.
The impacts of the restatements on net loss and shareholders’ equity are detailed in the following table (“summary table”). All items are present net of tax.

	In millions of Euros

		Shareholders’		Shareholders’
	Net loss	equity	Net loss	equity
	2002	2002	2003	2003

Previously Reported	(561)	1,145	(577)	428
Consolidation	45	–	12	–
Capital lease	–	–	(1)	–
Consolidation of mutual funds	45	–	13	–
Taxation	(7)	(29)	28	(1)
Deferred taxes on “Réserve de capitalisation”	(7)	(29)	(11)	(40)
Valuation allowance	–	–	39	39
Foreign Currency	56	(9)	14	(57)
Foreign exchange	–	–	(24)	(37)
Goodwill	–	(9)	–	(20)
Available for sale securities	–	–	14	–
Foreign currency transactions	56	–	24	–
Employee Benefits	(2)	(9)	(4)	(13)
Other Adjustments	(24)	(20)	15	(1)
Other Than Temporary Impairments of Investments	(3)	–	1	–
Horizon	(7)	–	(8)	1
Creation of SCOR Vie subsidiary	–	–	(3)	–
Miscellaneous adjustments	(14)	(20)	25	(2)

Total Impact Due to Restatements	68	(67)	65	(72)

Restated	(493)	1,078	(512)	356

	2002	2003

Basic earnings per share:
As previously reported	(4.11)	(4.23)
Total impact due to restatements*	(8.92)	0.47

Basic earnings per share, as restated	(13.03)	(3.76)

Diluted earnings per share:
As previously reported	(4.11)	(4.23)
Total impact due to restatements	(8.92)	0.47

Diluted earnings per share, as restated	(13.03)	(3.76)

* Including impact of changes to the calculation of the weighted average number of shares.
Consolidation
Accounting for capital leases
In connection with its review of certain leases related to office buildings, the Group determined that two leases should have been accounted for as capital leases rather than operating leases. Accordingly, the Group restated its prior year U.S. GAAP consolidated financial statements to record these assets in its U.S. GAAP consolidated balance sheet, with an approximately equal increase in its debt in respect of capital leases. The effects on the U.S. GAAP consolidated statements of operations was relatively minor as the additional depreciation expense for the capital lease properties was substantially offset by the reduction in rental expense. There was no net significant effect on the U.S. GAAP consolidated statements of cash flows.
This restatement has the following effects on the U.S. GAAP consolidated balance sheets:
Increasing other long term investments under capital leases by:

January 1, 2002	–
December 31, 2002	EUR 90 million
December 31, 2003	EUR 101 million
Increasing other long term debt in respect of capital leases by:

January 1, 2002	–
December 31, 2002	EUR 90 million
December 31, 2003	EUR 101 million
The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table above.
Consolidation of mutual funds
The Group has determined that six wholly-owned mutual funds known as Organismes de Placement Collectif en Valeurs Mobilières or “OPCVMs” that the Group previously reported as available for sale investments under FAS 115 (“Accounting for Certain Investments in Debt and Equity Securities”), should have been consolidated in the past, because the Group has economic control of these funds.
To correct these errors, the Company consolidated the six mutual funds and classified the related investment portfolio as trading (i.e. carried at fair value with changes in fair value reported through earnings) in the restated financials statements. The impact on opening equity is a reclassification between other comprehensive income and retained earnings (see summary table above).
Accounting for deferred taxes
Deferred taxes on the “réserve de capitalisation”
French insurance companies are required by law to establish a “réserve de capitalisation”, which is equal to the cumulative amount of realized gains and losses on investment securities. Each time a gain is realized, which is taxable, an equivalent amount is deducted and credited to this reserve so that the net amount taxed is zero. Similarly, realized losses are offset by a reduction in this reserve so that there is no net loss for tax purposes. Accordingly, this deferral of taxable income creates a temporary difference and gives rise to a deferred tax liability. Insurance companies would generally expect over time that their net investment gains realized would be positive, and thus the “réserve de capitalisation” would never reverse until liquidation of the company. This reserve is not established for U.S. GAAP, so there is a future taxable book-tax difference for this amount. Under Statement of Financial Accounting Standard (“FAS”) No. 109 “Accounting for Income Taxes”, because this difference does not meet the definition of a permanent difference and does not fall into exemptions allowed by FAS 109, a deferred tax liability related to this reserve should have been recorded in the consolidated financial statements.
The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table above.
Valuation allowance
In 2003, the Company recognized a full valuation allowance against its deferred tax assets due to a cumulative loss position. The Company has determined that the calculation of that tax valuation allowance did not include a tax planning strategy that is available to the Company to recapture some of the deferred tax assets. That strategy involves the sale of certain real estate assets owned by the Company. Accordingly the valuation allowance has been restated to reflect the tax strategy that is available to the Company. The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table above.
Reduced rate items
There exist certain tax asset temporary differences that due to the nature of the items were determined by the Company to be unlikely to be recovered. Previously, the Company did not recognize either the deferred tax asset or the corresponding valuation allowance. As a result the Group restated its prior year U.S. GAAP consolidated financial statements to record these deferred tax assets and valuation allowances.
The effect of recording these deferred tax assets and related valuation allowances in the U.S. GAAP consolidated balance sheets in prior periods is be as follows:
Increasing deferred tax assets by

January 1, 2002	–
December 31, 2002	EUR 40 million
December 31, 2003	EUR 130 million
Increasing valuation allowance by

January 1, 2002	–
December 31, 2002	EUR 40 million
December 31, 2003	EUR 130 million
Net effects on the statements of operations:
Increase/(decrease) in income tax expense and increased/(reduced) net loss of

Year ended December 31, 2002	–
Year ended December 31, 2003	–
This previous error does not effect either the net loss or shareholders’ equity and, accordingly, has not been included in the summary table above.
Accounting for translation of foreign currency transactions and foreign currency financial statements
Foreign exchange
The Company discovered an error in its 2003 financial statements related to the accounting for a forward sale of USD 400 million initiated in September 2003. As at December 31, 2003, the mark-to-market adjustment for this derivative carried at fair value in the balance sheet had been accounted for twice: once as a gain through income with a related tax effect, and again through the 2003 foreign currency translation adjustment without a related tax effect in a separate component of U.S. GAAP shareholders’ equity, for an amount of EUR 37 million gross of tax. The Company has determined that there was a hedging relationship and therefore the amount recorded in income should be reversed. At the same time, the tax effect on the equity was booked.
The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table above.
Goodwill
The Company has determined that it should have accounted for goodwill related to a certain block of its US Non Life operations as US dollar-denominated and converted it into EUR at each closing, instead of considering it as a Euro-denominated asset.
The effects on U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table above.

Impact of currency fluctuations on available for sale debt securities held in currencies other than the functional currency
The Group determined that Emerging Issues Task Force (EITF) Issue No. 96-15 “Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities” was not properly applied in its previously issued consolidated U.S. GAAP financial statements. EITF 96-15 requires the entire change in the fair value of foreign-currency denominated available-for-sale debt securities to be reported in accumulated other comprehensive income. The Group previously included the portion of the change in fair value related to currency fluctuations in its statement of operations. Accordingly, the Group has restated its prior U.S. GAAP consolidated financial statements.
The effects of the restatement on the prior years’ U.S. GAAP consolidated financial statements are as follows:
Increase (decrease) in accumulated other comprehensive income:

January 1, 2002	–
December 31, 2002	–
December 31, 2003	EUR (14) million
Increase (decrease) in retained earnings:

January 1, 2002	–
December 31, 2002	–
December 31, 2003	EUR 14 million
Increase (decrease) in other comprehensive income: unrealized depreciation on investments net

Year ended December 31, 2002	–
Year ended December 31, 2003	EUR (14) million
Increase (decrease) in foreign exchange gain, net:

Year ended December 31, 2002	–
Year ended December 31, 2003	EUR 14 million
Accounting for transactions in foreign currencies
The Group determined that certain of its subsidiaries did not properly apply FAS 52 “Foreign Currency Translation” for the conversion their foreign currency transactions into the subsidiaries’ functional currency. FAS 52 requires that, at each balance sheet date, recorded balances that are denominated in a currency other than the functional currency of the entity be translated to the functional currency using the exchange rate at the time of the transaction. FAS 52 also requires that any adjustments resulting from this procedure be made to income currently. In prior years, the amounts relating to the revaluation of foreign currency balances of certain subsidiaries were recorded as a component of other comprehensive income rather than being included in the statement of operations. Accordingly, the Group has restated its prior U.S. GAAP consolidated financial statements.
The effects of the restatement on the prior years’ U.S. GAAP consolidated financial statements are as follows:
Increase (decrease) in accumulated other comprehensive income:

January 1, 2002	EUR 5 million
December 31, 2002	EUR (51) million
December 31, 2003	EUR (75) million

Increase (decrease) in retained earnings:

January 1, 2002	EUR (5) million
December 31, 2002	EUR 51 million
December 31, 2003	EUR 75 million
Increase (decrease) in other comprehensive income:

Year ended December 31, 2002	EUR (56) million
Year ended December 31, 2003	EUR (24) million
Increase in foreign exchange gain, net:

Year ended December 31, 2002	EUR 56 million
Year ended December 31, 2003	EUR 24 million
The total effects on U.S. GAAP consolidated net loss and stockholders’ equity are given in the summary table above.
Accounting for employee post retirement benefits
In connection with its review of pension and retirement plans the Group determined that certain defined benefit plans primarily related to its non-U.S. entities had not been consistently accounted for in accordance with FAS 87, “Employers’ Accounting for Pensions”, FAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, FAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, or APB 12, “Omnibus Opinion – 1967”, as applicable. Several small plans had either not been included for purposes of U.S. GAAP accounting and disclosure or not properly valued in accordance with U.S. rules.
Accordingly, the Group restated its prior year U.S. GAAP consolidated financial statements to record additional liabilities related to employee benefits on the balance sheet as well as the related charge in each period concerned.
The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table above.
Other adjustments
Other than temporary impairments of investments
U.S. GAAP requires that securities accounted for in accordance with FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, be evaluated for impairment whenever the fair value of a security is less than its amortized cost basis. Whenever a decline in the fair value of a security below its amortized cost basis is deemed other than temporary (which is not the same as permanent impairment), the security is deemed to be impaired and it is written down to its fair value with the amount of the write-down included in earnings.
In prior years, the Group determined its impairment on debt and equity securities for U.S. GAAP consistent with the determination made for French GAAP. Under French GAAP, impairments are generally recognized when the book value of an investment is in excess of its estimated recovery value, which could include factors such as strategic value and longer-term value, and thus may be a less restrictive and longer-term concept than that used under U.S. GAAP.
The Group restated its prior U.S. GAAP consolidated financial statements for such securities to record additional impairment losses on equity securities available for sale.
The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table above.

Horizon special purpose vehicle
Horizon is an entity that was set up in 2002 as a mean to pass some of the Group’s exposure to its past credit reinsurance activities to the capital markets. Horizon issued credit-linked notes and entered into two swaps with a bank, with the Group entering into mirroring swaps with the same bank that passed along certain credit risks ultimately to the credit-linked noteholders.
Since inception, the Group has consolidated Horizon. When evaluating Horizon as part of their adoption of FIN 46(R), “Consolidation of Variable Entities, an interpretation of ARB No. 51”, the Group determined that two types of accounting errors were made in the past when consolidating Horizon into SCOR’s consolidated financial statements.

•	The derivative contracts between the Group and the bank were not carried at fair value in the consolidated financial statements with fluctuations in fair value recognized in earnings.

•	Remeasurement of foreign currency-denominated credit linked notes and investments in bonds (both denominated in Euros) had not been done into Horizon’s U.S. dollar functional currency, with foreign currency transaction gains and losses reported in earnings.
The effects on the U.S. GAAP consolidated net loss and total shareholders’ equity are given in the summary table above.
Costs incurred in connection with the creation of the SCOR Vie subsidiary
The life company SCOR Vie was incorporated in 2003. Costs associated with its incorporation and initial expenses totaling EUR 3 million were recorded directly as a reduction of equity rather than being expensed as required under U.S. GAAP. This does not have any effect on ending total U.S. GAAP consolidated shareholders’ equity at December 31, 2004 or 2003, nor does it have any effect on U.S. GAAP consolidated cash flows. However, restatement of the year 2003 for this item increases the net loss by EUR 3 million. The net effect on income tax expense is 0 as a valuation allowance was immediately recorded on the related deferred tax asset.
The effects on the U.S. GAAP consolidated net income and shareholders’ equity are given in the summary table above.
Miscellaneous adjustments
Upon determining that a restatement of prior period U.S. GAAP consolidated financial statements was necessary, the Group also decided to record certain unadjusted differences previously considered immaterial by the Group.
The effects on the U.S. GAAP consolidated net loss and shareholders equity are given in the summary table above.
Reclassifications
Certain reclassifications have been made to balances previously reported to conform to the current presentation.
The Company has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the restatements that ended prior to December 31, 2004. For this reason, those prior Annual Reports and the consolidated financial statements, auditors’ reports and related financial information for the affected years contained in such reports should no longer be relied upon.
Overview
In recent years, SCOR, along with many other insurance and reinsurance companies suffered a series of unprecedented setbacks both with respect to their assets and their liabilities. Leaving aside the direct economic cost of at least USD 40 billion to the world’s insurers and reinsurers, the September 11, 2001 terrorist attacks deeply affected the industry in terms of capacity and the cost of insurance coverage. Other disasters, such as the floods in central Europe in the summer of 2002 and typhoons in Asia and hurricanes and tornadoes in the US and the Caribbean in 2004, have also had a serious impact on the industry. In addition, insurers under-estimated risks taken on in the late-1990s, which is demonstrated by the low prices at which risks were underwritten at the time. As a consequence, in 2002, many insurers were required to set aside additional reserves to cover prior-year writings.
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
The unprecedented loss that hit the industry over prior years led to pricing adjustments that were needed and expected by reinsurers. Although Non Life rates did not reach the level of 2002, they remained hard in 2003 and 2004. This was true for the business overall, and more particularly for some Casualty lines which, due to persistent poor developments over recent years, were first in need of pricing reevaluations. The Life and Accident and Health markets continued to develop, offering reinsurance opportunities to respond to new needs of new operational structures.
As the performance of financial markets and reinsurers improves and reinsurance capacity increases, however, ceding companies are more inclined to ask for price reductions in the most profitable lines of business and underwriting quality tends to decline. After three years of strong premium rate increases, the reinsurance industry has been experiencing a plateau in most lines of business in 2004, except general liability, and a moderate decrease in the reinsurance market is expected in 2005, notwithstanding the effect of a number of large catastrophes in the second half of 2004 which may reduce the downward trend in some countries. See “Item 3.D. Risk Factors – The insurance and reinsurance sectors are cyclical, which may impact our results.”
Exchange Rate Fluctuations
The following table sets forth the value of one euro in our subsidiaries’ main functional currencies, used in the preparation of the Group’s consolidated financial statements for balance sheet items (year-end exchange rates) and income statement items (average yearly rates) as published by Natexis bank at each month end.

	Value of one euro in each currency

	Year-end exchange rates			Average annual exchange rates for
	as of December 31,			the year ended December 31,

	2002	2003	2004	2002	2003	2004

U.S. Dollar	1.042	1.263	1.3604	0.950	1.141	1.244
Canadian Dollar	1.638	1.623	1.648	1.487	1.587	1.619
British Pound	0.650	0.705	0.709	0.629	0.693	0.679
Singapore Dollar	1.809	2.145	2.228	1.693	1.986	2.010
SCOR books its operations in approximately 100 local currencies. All these currencies are then converted into euro. The fluctuation of the main transaction currencies of the Group in comparison to the euro has an important impact on income statement items and balance sheet items. In particular, when a currency is not matched (i.e. there is a surplus in assets or liabilities in one currency), the variation of exchange rate from one period to another has a direct impact on the foreign exchange result. See “Item 3.D. Risk Factors — We are exposed to the risk of changes in foreign exchange rates.”
Business Segments
Our operations are organized into the following two business segments: Non Life and Life/ Accident & Health. Non Life is further organized into four sub-segments: Property-Casualty Treaty; Large Corporate Accounts written on a facultative basis by SCOR Business Solutions; Credit, Surety & Political Risks; and Alternative

Reinsurance. The Non Life and Life segments discussed below differ from the Non Life and Life/ Accident & Health segments contained in our financial statements included elsewhere herein because on a statutory basis the Accident and Health reinsurance business are classified in the Non Life category. Within each segment, we write various classes of business. Responsibilities and reporting within the Group are established based on this structure and our reported financial segments reflect the activities of each segment.
Credit, Surety and Political Risks relates to reinsurance treaties, either proportional or non-proportional, with companies specialized in credit insurance, such as COFACE, Euler-Hermès and NCM. In 2004, SCOR merged its Credit, Surety and Political Risks business into a sub segment of its Non Life segment in its financial statements since it was a relatively small treaty business and, accordingly, its Credit, Surety and Political Risks business is no longer treated as a separate business segment in its financial statements. The presentation contained herein has been revised for prior years to reflect such reclassification.
SCOR’s Alternative Reinsurance Treaty business has been limited to underwriting within its Bermudan subsidiary, Commercial Risk Partners, which has been in run-off since January 2003. Therefore, in 2004, SCOR merged its ART business into a sub segment of its Non Life segment in its financial statements since SCOR is no longer active in this business. The presentation contained herein has been revised for prior years to reflect such reclassification.
Consolidated Results of Operations
We recorded a net profit of EUR 247 million for the year ended December 31, 2004 compared to a net loss of EUR 512 million in 2003 and a net loss of EUR 493 million in 2002. The following discussion addresses the principal components of our revenues, expenses and results of operations in each of those years.
Premiums
Gross premiums written
The following table sets forth the Group’s gross premiums written for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,

	2002	2003	2004

	(Restated)	(Restated)
	(EUR, in millions)
Gross premiums written
Non-life
Treaty Property-Casualty	2,176	1,690	1,064
Credit, Surety & Political Risks	123	65	38
Large Corporate accounts	930	569	261

Alternative Reinsurance	467	(1)	2

Total Non-life	3,696	2,323	1,365
Life/Accident & Health	1,218	983	880

Total	4,914	3,306	2,245

Gross premiums written decreased by 32% in 2004 from EUR 3,306 million in 2003 to EUR 2,245 million in 2004. In 2003, gross premiums decreased by 33% from EUR 4,914 million in 2002 to EUR 3,306 million in 2003. The one-third reduction in the volume of gross written premiums in each of 2004 and 2003 resulted primarily from the combination of the following two constraining factors: the implementation of the “Back on Track” plan, the lowering of the Group’s financial strength ratings and, in 2003, the negative impact of the fluctuations in exchange rates.
In 2004, the Non–Life segment represented 61% of our overall gross premiums written, compared to 70% in 2003 and 75% in 2002. Within the Non Life segment, Property-Casualty Treaty accounted for 78% of overall gross premiums written in 2004, compared to 73% in 2003 and 59% in 2002, while Large Corporate accounts represented 19% of overall gross premiums written in 2004, compared to 24% in 2003 and 25% in 2002. Credit, Surety and Political Risks’ share represented 3% of Non Life overall gross premiums written in 2004, 2003 and 2002, while Alternative Reinsurance decreased from 13% of Non Life overall gross premiums written in 2002 to 0% in 2003 and 2004 following the Group’s decision to cease business underwritten by CRP.
Life and Accident & Health represented 39% of overall gross premiums written in 2004, compared to 30% in 2003 and 25% in 2002.
Conclusion of the “Back on Track” plan and implementation of the “Moving Forward” plan. SCOR’s “Back on Track” plan was implemented in 2002 and was effective for both 2004 and 2003 renewals. Pursuant to the “Back on Track” plan, SCOR has shifted its underwriting towards:

•	“short-tail” business, which allows a clearer view of prospective business and which does not carry the same level of risk for future results and the inherent difficulties in calculating necessary reserves that are associated with “long-tail” business as a result of the long term nature of the litigation and inflation of claims; and

•	non-proportional business, where SCOR underwriters and actuaries are better able to establish prices that are less susceptible to the adverse effects of the ceding companies’ underwriting and pricing.
This restructuring plan refocused underwriting activities on profitable businesses such as Life & Accident reinsurance, Large Corporate Accounts and Property & Casualty reinsurance. The plan also refocused on profitable regions. The “Back on Track” plan included the exit of a number of unprofitable lines of business in the U.S. as well as the discontinuation of alternative risk transfer and credit derivatives underwriting.
In 2004, the plan had met its four major objectives, including:

•	strengthening the Group’s reserves;

•	replenishing the Group’s capital base through two capital increases;

•	right-sizing the Group by reducing premium underwriting and implementing the Group’s new underwriting policy, focusing on “short tail”, non-proportional treaties and large business underwriting in Non Life, either primary or through large facultatives, when capacity and pricing are adequate; and

•	restructuring the Group, particularly by putting in place a new board of directors, new management and new procedures.
In the second half of 2004, the board of directors adopted a new strategic plan for 2005 through 2007, entitled “Moving Forward”. The “Moving Forward” plan is a business model designed to achieve SCOR’s objectives through a profitability-focused underwriting plan and an optimal allocation of the capital base throughout the different stages of the business cycle. As part of the “Moving Forward” plan, SCOR has also reassessed its capital allocation plan along the Group’s lines of business and by market. The plan seeks to maintain SCOR’s client base in Europe, Asia, North America and emerging countries and regaining shares in treaties where premium rates, terms and conditions meet the Group’s return on equity requisites.
Impact of changes in the Group’ financial strength rating. The downgrading of SCOR’s financial strength ratings in 2003 affected SCOR’s business development during 2004 and 2003. In 2003, Standard & Poors’ downgraded SCOR’s financial strength rating from A- to BBB+. On November 6, 2003, A.M. Best Co. changed the under review status of SCOR’s financial strength rating of B++ (Very Good) to negative from developing and on December 1, 2004 A.M. Best Co. affirmed the financial strength rating of B++ (Very Good) of SCOR (Paris) and its core subsidiaries. On November 19, 2003, Fitch Ratings downgraded SCOR Group’s major reinsurance entities’ Insurer Financial Strength (IFS) rating to BB+ from BBB.
In November 2004, Standard & Poor’s Rating Services revised its outlook on SCOR and guaranteed subsidiaries rating to positive from stable. At the same time, SCOR’s BBB+ ratings for insurer financial strength and senior debt were affirmed. In December 2004, A.M. Best affirmed the financial strength rating of B++ (Very Good) of SCOR (Paris) and its core subsidiaries and assigned an issuer credit rating of bbb+ to these companies. The rating on SCOR’s commercial paper program has been affirmed. The outlook for all these ratings has been changed to positive from stable. In December 2004, Moody’s Investors Service announced that it had upgraded SCOR’s Insurance Financial Strength Rating to Baa2 from Baa3, Senior Debt Rating to Baa3 from Ba2 and Subordinated Debt Rating to Ba2 from Ba3. These ratings all have a positive outlook.
Fluctuations in exchange rates. In 2003, the fluctuations in exchanges rates used to translate foreign currencies into Euro, and particularly the depreciation of the US dollar against the EUR by 17% have had an adverse impact of 7% on the development of premium income year over year. On a constant exchange rate basis, the Group’s gross written premiums decreased by 23% in 2003 compared to 2002. In 2004, the fluctuation of exchanges rates was limited, with the Group’s gross written premiums decreasing by 31% in 2004 compared to 2003 on a constant exchange rate basis as compared to 32% at current exchanges rates.
Net premiums written
The following table sets forth the Group’s net premiums written for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,

	2002	2003	2004

	(Restated)	(Restated)
	(EUR, in millions)
Net premiums written
Non life
Treaty Property-Casualty	1,982	1,580	1,014
Credit, Surety & Political Risks	108	63	38
Large Corporate accounts	757	461	227

Alternative Reinsurance	466	(1)	3

Total Non life	3,313	2,103	1,282
Life/Accident & Health	1,045	885	844

Total	4,358	2,988	2,126

Net premiums written constitute gross premiums written during the financial year, net of retrocession, including unearned premiums. Net premiums written decreased by 29% in 2004 from EUR 2,988 million in 2003 to EUR 2,126 million in 2004, reflecting primarily the decrease in gross premiums written, partially offset by an increase in our retention level. During 2003, net premiums written decreased by 31% from EUR 4,358 million in 2002 to EUR 2,988 million in 2003, reflecting the decrease in gross premiums written.
The premiums retroceded decreased 63% in 2004 and 43% in 2003 from EUR 557 million in 2002 to EUR 318 million in 2003 and EUR 118 million in 2004 due to lower costs for retrocession agreements and the lower need for retrocession contracts as a result of the decrease in gross written premiums. Our overall retention level was 95% in 2004, compared to 90% in 2003 and 89% in 2002. Our retention level for premiums is computed as net premiums divided by gross premiums.
Revenues
Our consolidated total revenues decreased by 32% to EUR 2,551 million in 2004 compared to EUR 3,767 million in 2003 due primarily to a 34% decrease in net premiums earned and, to a lesser extent, a 13% decrease in net investment income and a 64% decrease in net realized gain on investments.
In 2003, our consolidated total revenues decreased by 17% from EUR 4,562 million in 2002 to EUR 3,767 million in 2003 due primarily to a 20% decrease in net premiums earned and to a 11% decrease in net investment income, which was partially offset by a significant increase in net realized gain on investments of EUR 117 million in 2003 compared to EUR 42 million in 2002.

Net premiums earned
The following table sets forth the Group’s net premiums earned for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,

	2002	2003	2004

	(Restated)	(Restated)
	(EUR, in millions)
Net premiums earned
Non life
Treaty Property-Casualty	2,016	1,670	1,120
Credit, Surety & Political Risks	153	122	51
Large Corporate accounts	559	504	253
Alternative Reinsurance	524	159	3

Total Non life	3,252	2,455	1,427

Life/Accident & Health	901	869	800

Total	4,153	3,324	2,227

Net premiums earned decreased by 33% in 2004 from EUR 3,324 million in 2003 to EUR 2,227 million in 2004 and represented 90% of our consolidated total revenues in 2004 compared to 89% in 2003. The overall decrease in net premiums earned resulted primarily from decreases of 33% in Treaty Property-Casualty, 50% in Large Corporate Accounts, 58% in Credit, Surety & Political Risks, 98% in Alternative Reinsurance and 8% in Life-Accident & Health. The decreases in net premiums earned were due to a 32% decrease in gross written premiums in 2004 and a 33% decrease in gross written premiums in 2003.
Net premiums earned decreased by 20% in 2003 from EUR 4,153 million in 2002 to EUR 3,324 million in 2003 and represented 88% of our consolidated total revenues in 2003 compared to 93% in 2002. The overall decrease in net premiums earned resulted primarily from decreases of 17% in Treaty Property-Casualty, 10% in Large Corporate Accounts, 20% in Credit, Surety & Political Risks, 70% in Alternative Reinsurance and 4% in Life-Accident & Health. The decreases in net premiums earned were primarily due to a 33% decrease in gross written premiums in 2003.
Net Income from investments
Net income from investment is comprised of investment income, investment expenses and realized capital gains and losses.
Investment income decreased from EUR 415 million in 2003 to EUR 365 million in 2004 primarily due to a decrease in revenue from fixed-maturity securities from EUR 265 million in 2003 to EUR 244 million in 2004 and from trading equity securities from EUR 47 million in 2003 to EUR 3 million in 2004. Approximately 79% of invested assets were invested in fixed-maturity securities in 2004, compared to approximately 82% in 2003. Invested assets increased by 5% from EUR 6,295 million in 2003 to EUR 6,637 million in 2004. Investment income decreased by 11% in 2003 from EUR 468 million in 2002 to EUR 415 million in 2003 due to a decrease in revenue from fixed-maturity securities from EUR 318 million in 2002 to EUR 265 million in 2003, which was partially offset by an increase in revenue from trading in equity securities from EUR 39 million in 2002 to EUR 47 million in 2003.
Investment expenses, mainly comprised of financial expenses, decreased from EUR 89 million in 2003 to EUR 83 million in 2004.
Investment expenses decreased from EUR 101 million in 2002 to EUR 89 million in 2003 mainly due to the decrease in financial charges on commercial paper.
Realized capital gains on investments decreased from EUR 117 million in 2003 to EUR 42 million in 2004 primarily due to the sale of fixed-maturity securities at lower prices due to higher interest rates in 2004. In 2004, realized capital gains on investment amounted to EUR 42 million and consisted of EUR 27 million from the sale of fixed-maturity securities, EUR 17 million from the sale of equity securities and a loss of EUR 2 million on short term investments.
Realized capital gains on investments increased from EUR 42 million in 2002 to EUR 117 million in 2003 primarily due to increases in the sale of equity securities and increases in trading equity securities, which were EUR (123) million and EUR 14 million in 2002 and 2003, respectively, as a result of higher equity markets in 2003. In 2003, realized capital gains on investment amounted to EUR 117 million and consisted of EUR 93 million from the sale of fixed-maturity securities, EUR 14 million from the sale of equity securities and EUR 10 million from the sale of real estate.
The realized capital gain on the sale of SCOR head office that took place in December 2003 for EUR 69 million is not included in the realized capital gain recorded in the fiscal years 2003 and 2004. Under FASB 13, 66 and 98, because SCOR has a continuing involvement in the property, the sale-leaseback transaction has not been treated as a sale. Therefore the sale is not currently recognized and the asset remains on SCOR’s books. In addition, the sale proceeds are considered as financing and part of SCOR’s debt as of December 31, 2003 and 2004. Under the financing method, lease payments (EUR 10,3 million per year over 9 years) will reduce the debt over the lease and property will be amortized. Sale will be recognized at the end of the lease at the latest.
Expenses
In 2004, the Group’s consolidated total expenses decreased by 41% to EUR 2,356 million, compared to EUR 3,967 million in 2003, or 9% more than the reduction in total revenues. In 2003, the Group’s consolidated total expenses decreased by 21% to EUR 3,967 million, compared to EUR 4,995 million in 2002, or 4% more than the reduction in total revenues.
Total incurred claims decreased by 49% in 2004, while the volume of premiums earned decreased by 33% primarily due to increases in reserves in 2003. Total incurred claims decreased by 19% in 2003, notwithstanding the reserve increases noted below, while the volume of premiums decreased by 20%.
Non-life claims decreased by 57% in 2004 to EUR 1,176 million, resulting in a loss ratio of 69% in 2004 (98% in 2003), compared to a decline in non-life earned premium volumes of 39%. This decrease resulted from a combination of a better loss ratio in 2004 and the impact of EUR 272 million re-reserving in 2003 on US Treaties. Losses were impacted in 2004 by hurricanes in the US and Caribbean, typhoons in Asia and additional World Trade Center reserves, all of which amounted to EUR 96 million, net of retrocession, in 2004.
Non Life claims decreased by 21% in 2003, resulting in a loss ratio of 98% in 2003 compared to 97% in 2002, as premium volumes also declined. Losses were also impacted in 2003 by the US portfolio reserve strengthening in an amount equal to EUR 272 million and storms in the Midwest of America, typhoon Maemi in South Korea and floods in Italy and in the Southwestern France for a total of EUR 72 million, net of retrocession.
Life claims increased by 7% to EUR 451 million in 2004 compared to EUR 421 million in 2003 primarily due to a 2% increase in Life premiums earned in 2004. Life claims decreased by 8% to EUR 421 million in 2003 compared to EUR 459 million in 2002. This decrease was 3 percentage points lower than the reduction in Life earned premiums in 2003.
Policy acquisition costs and commissions decreased by 23% to EUR 568 million in 2004, compared to EUR 742 million in 2003. This decrease is 10 percentage points less than the reduction in earned premiums primarily due to the relative increase in the percentage of Proportional business in Treaty which had higher average commission rates in 2004 than in 2003. Underwriting and administration expenses decreased by 15% in 2004 to EUR 135 million compared to EUR 160 million in 2003 mainly due to a reduction of salary expenses.
Policy acquisition costs and commissions decreased by 18% to EUR 742 million in 2003, compared to EUR 909 million in 2002. This decrease is in line with the decrease of 20% in earned premiums. Underwriting and administration expenses decreased by 22% in 2003 to EUR 160 million compared to EUR 204 million in 2002.
Foreign exchange gain of EUR 37 million in 2004 compared to a gain of EUR 147 million in 2003 was primarily due to better matching by the Company of the currencies of assets and liabilities denominated in foreign currency. As a result, the depreciation of the dollar against the EUR did not have as a large of a positive effect on the Company in 2004 compared to prior years. Foreign exchange gain increased by 34% to EUR 147 million in 2003 compared to a gain of EUR 110 million in 2002 primarily due to the strengthening of the EUR against the US Dollar of 16.8% between 2002 and 2003, based on average annual exchange rates as reported by Natexis bank at each end of month.
No impairment of goodwill occurred in 2004 and 2003. In 2002, an impairment of EUR 17 million was made with respect to CRP, which had been fully depreciated by year end 2002.
Interest expenses were EUR 49 million in 2004 compared to EUR 33 million in 2003 and EUR 34 million in 2002. In 2004, the increase in interest expenses from EUR 34 million in 2003 to EUR 49 million in 2004 was primarily due to the issuance of OCEANEs bonds in July 2004 which contributed EUR 3 million, and to the total lease payments of the SCOR head office, which amounted EUR 10.3 million in 2004. On January 1, 2005, SCOR reimbursed its OCEANEs bonds issued in June 1999 with the proceeds from the 2004 OCEANEs bond issuance, together with available cash.
In 2003, interest expenses was EUR 33 million, a 4% decrease over the EUR 34 million recorded in 2002, mainly due to a decrease in the Eurolibor and U.S. Libor rates and a significant reduction of our short-term debt securities due to the issuance of EUR 200 million 5-year senior notes in May 2002.
Other operating expenses were EUR 14 million in 2004 compared to other operating expenses of EUR 19 million in 2003 and EUR 20 million in 2002. Other operating expenses were comprised mainly of provisions for risks and charges, depreciation on bad debt and amortization of fixed assets.
In 2004, the ratio of underwriting and administration expenses to gross premiums written was 6 % compared to 4.8% in 2003 and 4.1% in 2002. This increase is due to the reduction of the gross premiums income of 32% when underwriting and administration expenses decreased of 16% in 2004.
Income taxes
The total rate of income tax on French corporations applied on taxable income in 2004, 2003 and 2002 was 35.43%. The total rate of income tax on French corporations to be applied on taxable income is scheduled to decrease to 34.93% in 2005 and 34.43% in 2006. In 2003, French tax law changed and thus authorizing unlimited carry forward of tax losses compared to 5 years previously.
In 2004, the Group recorded a net income tax gain of EUR 73 million compared to an income tax loss equal to EUR 287 million in 2003 and EUR 51 million in 2002.
The 2004 net income tax benefit consisted of tax benefit computed at the statutory rate equal to EUR 49 million, net of the change in valuation allowance on deferred tax assets resulting from tax loss carry forwards. The 2004 net income tax benefit was partially offset by certain tax-exempt expenses equal to EUR 14 million, the reduction in French corporate tax rates for 2004, which amounted to EUR 12 million, and by an increase in the tax on capitalisation reserve and other items amounting to EUR 2 million.
In 2004, the Company recorded a EUR 133 million reduction to the valuation allowance on French net operating losses, mainly due to improvements in the profitability in 2004 and actions taken by management to sustain profitability in the future.
At December 31, 2003, the most significant factor affecting net income tax expense was a tax loss resulting from an additional valuation allowance on deferred tax assets in accordance with SFAS 109 due to a net loss of SCOR U.S. and SCOR on a consolidated basis for three consecutive years. The net impact of this additional valuation allowance on income tax is EUR 353 million. The 2003 net income tax expense consisted of a tax loss computed at the statutory rate equal to EUR 282 million, including the write off of deferred tax assets resulting from tax loss carry forwards. This net income tax loss was also due to certain tax-exempt expenses (EUR 9 million), the reduction in French Corporate tax rates for 2003 (EUR (4) million), and on a tax on a capitalisation reserve and other items for EUR 10 million.

Minority interests
Minority interests were EUR 24 million in 2004 compared to 26 million in 2003 and EUR 13 million in 2002. The increase in 2003 was due to increased earnings at IRP and the increase in SCOR’s stake in IRP to 53.35% as of December 31, 2003. The decrease in 2004 is due to the decrease of IRP business.
Income from investments accounted for under the equity method
Income from investments accounted for under the equity method totaled EUR (1) million in 2004, 1 million in 2003 and EUR 4 million in 2002.
On June 1, 2004 we sold our 50% stake in Unistrat, which was the only remaining company accounted for under the equity method and thus is no longer included in our accounts. The result of this transaction was recorded in the first half of 2004. On March 29, 2002, we sold our 35.26% stake in Coface, which is no longer included in our accounts, and the capital gain realized in this transaction was recorded in the first half of 2002. Coface’s contribution to our net income was EUR 1 million in 2002.
Changes in accounting standards
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” SOP 03-1 provides a conceptual framework that facilitates the determination of the proper accounting for various life and annuity products. SOP 03-1 requires (1) the classification and valuation of certain nontraditional long-duration contract liabilities, (2) the reporting and measurement of separate account assets and liabilities as general account assets and liabilities when specified criteria are not met, and (3) the capitalization of sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing sales inducements accrued or credited if such criteria are not met.
SOP 03-1 was effective for financial statements for fiscal years beginning after December 15, 2003 and was adopted by the Group on January 1, 2004. The adoption resulted in a one-time cumulative accounting gain of approximately EUR 5 million before taxes, or EUR 4 million after taxes, reported as a “Cumulative effect of accounting change, net of taxes” in the results of operations for the year ended December 31, 2004. This gain reflects the impact of reducing reserves for future policy benefits for certain annuity contracts in the U.S., offset by additional reserves for certain annuitization benefits and net of the related impact on amortization of PVFP.
Underwriting Results
Non Life
The Non Life segment is divided into four operational sub-segments: Property-Casualty Treaty, including the proportional and non-proportional treaty classes of property; casualty; marine; aviation and transportation; and construction reinsurance; Facultatives and Large Corporate Accounts, or SCOR Business Solutions, including the Group’s large facultatives business; Credit, Surety and Political Risks; and Alternative Reinsurance (ART).

The following table sets forth premium, loss and expense data, and related ratios, for our Non Life segment for the periods indicated:

	Year ended December 31,

	2002	2003	2004

	(Restated)	(Restated)
	(EUR, in millions)
Gross premiums written	3,696	2,323	1,365
Net premiums written	3,313	2,103	1,282
Net premiums earned	3,252	2,455	1,427
Net loss and LAE	3,258	2,507	999
Net commissions and expenses(1)	830	613	461
Underwriting (loss)	(834)	(673)	(17)
Loss ratio	100%	102%	70%
Expense ratio(1)	26%	25%	32%
Combined ratio	126%	127%	102%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.
Gross Non-life premiums written decreased by 41% in 2004 compared to 2003 and by 37% in 2003 compared to 2002. This decrease reflected the implementation of the Back on Track plan announced in November 2002 and completed in 2004, that aimed to apply a strict and selective underwriting policy to return to profitability and resulted in the Group’s underwriters taking significant actions in 2003 to cancel unprofitable or non-core businesses and, when necessary, adjusting pricing or improving terms and conditions. In 2004 and 2003, favorable premium rates and renewal terms and conditions remained on the whole in line with expectations and SCOR continued to focus on profitable activities, particularly on short to medium tail business.
In 2004, Property-Casualty Treaty gross premiums decreased 37%, Large Corporate Accounts gross premiums decreased 54% and Credit, Surety and Political Risks gross premiums decreased 42%. The Property Casualty business, Large Corporate Accounts and Credit and Surety businesses represented 78%, 19% and 3% of the Non-Life segment, respectively, in 2004 compared to 73%, 24% and 3%, respectively, in 2003. Net premium earned showed a 42% decrease in 2004 compared to 2003, reflecting premiums earned in 2004 from 2003, while gross and net written premiums decreased by 41% and 39%, respectively.
In 2003, the percentage of Property Treaty premiums increased by 7 points to 44%, while Casualty Treaty business and Large Corporate Accounts decreased by 3 points and 5 points, respectively, to represent 31 % and 25 % of the Non Life segment, respectively. Net premium earned showed a 16% decrease in 2003 compared to 2002, reflecting premiums earned in 2003 from 2002, while gross and net written premiums decreased by 27% and 25%, respectively.
The retention level of the Non Life segment increased by 3 percentage points to 94% in 2004 and by 3 percentage points to 91% in 2003. The 2004 combined ratio of the Non Life segment was 102% compared 127% in 2003. This improvement, that represented a decrease of 32 points of the loss ratio in 2004 compared to 2003, was primarily due to significant re-reserving in 2003 and 2002. The combined ratio of the Non Life segment was 127% in 2003 compared to 126% in 2002.
Our credit and surety business consists primarily of our surety business outside of the United States, including insuring commitments of financial institutions against the risk of default of their borrowers. The Group stopped the underwriting of its credit derivatives business in November 2001.
In 2004, 2003 and 2002, the Group significantly reduced its Credit, Surety & Political Risk gross premium income. Credit, Surety & Political Risk gross written premiums were reduced by 42% in 2004, 47% in 2003 and by 30% in 2002. These reductions mainly reflected share reductions in existing portfolios as well as the continuing impact of the reduction of the Group’s surety business in the United States. Credit, Surety & Political Risk earned premiums decreased 58% in 2004 compared to 2003 and 20% in 2003 compared to 2002 due to the continuing spread out of the credit derivatives premiums. On December 1, 2003, SCOR removed its credit derivative exposures by entering into an agreement with Goldman Sachs to hedge the Group entirely against all credit events that occur on or subsequent to that date, representing a maximum loss amount of USD 2.5 billion. The overall cost for SCOR, including a related commutation transaction that took place at the beginning of the fourth quarter of 2003, amounted to EUR 45 million.
Commercial Risk Partners, the ART Bermuda-based subsidiary of SCOR, ceased writing business in January 2003. During the first quarter of 2003, SCOR began Commercial Risk Partners’ sales negotiations and started commutation negotiations with its largest ceding companies. By year-end, the sale of CRP was no longer pursued, but SCOR had succeeded in commuting approximately 60% of its alternative risk transfer portfolio. Due to the termination of activity, Commercial Risk Partners had no gross premiums written in 2003 and 2004. Commercial Risk Partners’ net premiums earned from the run-off operations was EUR 0 million in 2004 compared to EUR 159 million in 2003 and EUR 524 million in 2002, reflecting its run-off status.
The loss ratio decreased to 70% despite the fact that the claims related to natural catastrophes represented a net cost of EUR 76 million in 2004 for the Non Life segment compared to EUR 72 million in 2003. Following a second phase verdict returned on December 6, 2004 by a New-York jury regarding the WTC tower losses, SCOR decided to book an additional, net of retrocession, reserve of EUR 20 million in the fourth quarter of 2004. In 2004, SCOR, like most other reinsurers, was affected by the unusually high frequency of events, including four hurricanes in the United States and Caribbean and a number of typhoons in Asia. The decrease of the reserves in 2004 reflects the evolution of the exchange rate, particularly the weakening of the US Dollar, which accounted for approximately EUR 350 million, a large commutation in July 2004, which accounted for approximately EUR 70 million, and the run-off of ART, which accounted for approximately EUR 102 million.
In 2003, the increase in our loss reserves, based on a comprehensive review of our claims reserves at best estimate in September 2003, amounted to EUR 233 million and contributed 11 percentage points to our Non Life loss ratio of 102% in 2003. The amount of claims related to natural catastrophes represented a net charge of EUR 72 million in 2003, including EUR 31 million for storms in the Midwest of America, EUR 31 million, EUR 18 million for typhoon Maemi in South Korea, EUR 12 million for floods in Italy and EUR 11 million for floods in Southwest France, compared to a net charge of EUR 94 million in 2002 for floods in Central Europe.
Non Life commissions and expenses ratio increased from 25% in 2003 to 32% in 2004 primarily due to the increase in the percentage of proportional treaties, which have higher commission rates, to SCOR’s total business mix as a result of a 54% decrease in Large Corporate account premiums in 2004.
Life/ Accident & Health
The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Life/ Accident & Health segment for the years indicated:

	Year ended December 31,

	2002	2003	2004

	(Restated)	(Restated)
	(EUR, in millions)
Gross premiums written	1,218	983	880
Net premiums written	1,045	885	844
Net premiums earned	901	869	800
Net loss and LAE	663	653	627
Net commissions and expenses(1)	312	319	266
Underwriting (loss)	(74)	(104)	(93)
Loss ratio	73%	75%	78%
Expense ratio(1)	35%	37%	33%
Combined ratio	108%	112%	111%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.

The Life and Accident & Health gross written premiums decreased by 11% in 2004 compared to 2003 mainly from the Accident & Health segment in which Accident and Medical Care decreased.
In 2003, the gross written premiums decreased by 19% compared to 2002. This reduction, which impacted the Accident & Heath segment resulted primarily from a significant withdrawal from the French medical welfare business initiated by the Group in the last quarter of 2002.
In 2004, net premiums written decreased by 5% compared to 2003. As a result, the retention level for 2004 increased to 96% from 90% in 2003. This 6% percentage point increase in the overall retention level of this segment was principally due to an increase of the retention on the Life/ Death class of business.
In 2003, net premiums written decreased by 16% compared to 2002. As a result, the retention level for 2003 increased to 90% from 86% in 2002. This 4 percentage points increase in the overall retention level of the Life and Accident & Health segment was principally due to the withdrawal from the French medical welfare business on which we had a low retention level in 2002.
The 8% decrease in net premiums earned in 2004 compared to 2003 was more pronounced than the decrease in net written premiums in the same period due to the acquisition of the premiums on Long Term Care contracts, which have a larger acquisition period. The 4% decrease in net earned premium in 2003 compared to 2002 was less pronounced than the decrease in net written premiums in the same period, due to the writing of a contract in the last quarter of 2002 that generated strong retained earned premiums in 2003.
In 2004, commissions and expenses decreased by 17% from 2003 due to new regulation SOP 03 01 which accelerated the amortization of the value of business acquired on the SCOR Life Re portfolio, when net premiums earned decreased 8%.
In 2003, commissions and expenses were relatively stable, increasing 2% from 2002 to 2003.
In 2004, loss and LAE decreased by 4% compared to 2003, 4 points less than premiums earned due to run-off of prior years. In 2003, loss and LAE decreased by 2% compared to 2002 in line with the decrease of premiums earned.
B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resources
The following table sets forth the Group’s summarized cash flows statements:

	Year ended December 31,

	2002	2003	2004

	(Restated)	(Restated)
	(EUR, in millions)
Net cash flows provided by (used in) operating activities	264	(98)	(229)

Net cash flows provided by (used in) investing activities	(614)	258	(450)

Net cash flows provided by financing activities	395	50	846

Effect of exchange rate changes on cash	(49)	21	(135)
Cash and cash equivalents at beginning of year	1,927	1,788	1,824
Effect of changes in exchange rates on cash beginning	(135)	(195)	(58)

Cash and cash equivalents at end of year	1,788	1,824	1,798

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

The principal sources of funds for the Group’s reinsurance operations are premiums, net investment income and realized capital gains, while the major uses of these funds are to pay claims and related expenses, and other operating costs. The Group generates cash flow from operations as a result of most premiums being received in advance of the time when claim payments are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of the Group’s operations. Despite the level of cash generated by SCOR’s ordinary activities, we may be required to seek full or partial external debt or equity financing in order to meet some or all of SCOR’s obligations. See “Item 3.D. – Risk Factors – We face a number of significant liquidity requirements in the short to medium-term.”
The Group’s liquidity requirements are met on both a short and long-term basis by funds provided by reinsurance premiums collected, investment income and collected retrocessional reinsurance receivable balances, and from the sale and maturity of investments. The Group also has access to the financial markets, commercial paper, medium-term note and other credit facilities described below as additional sources of liquidity.
In the reinsurance business, operating cash flow is primarily provided by premiums written and cash is primarily used by the subsequent payment of claims. In an increasing or stable business environment, premiums received are ordinarily higher than the claims paid on prior years and the current year and generate a positive operating cash-flow. In a decreasing business environment, premiums received decrease while at the same time claims paid relating to prior years ordinarily increases, generating, as a consequence, a negative operating cash-flow.
The Group’s balance of cash and cash equivalents was EUR 1,798 million at December 31, 2004 compared to EUR 1,824 million at December 31, 2003 and EUR 1,788 million at December 31, 2002.
Net cash used by operations was EUR 229 million in 2004 compared to EUR 98 million in 2003 and net cash provided of EUR 264 million in 2002. The significant increase in cash flow used in operating activities in 2004 was primarily due to the combination of the reduction of premiums written and the payment of claims on run-off portfolio.
In 2004, the non-life technical provisions decrease for claims (EUR (662) million) and unearned premiums (EUR (167) million) was a result of the decrease in our activities in accordance with the “Back on Track” plan which was completed at the end of the 2004 financial year. The decrease of reserves in 2004 is primarily due to the impact of exchange rate fluctuations, principally the weakening of the US Dollar, which accounted for approximately EUR 350 million, a large commutation in July 2004, which accounted for approximately EUR 70 million and the run-off of our Bermudan subsidiary CRP, which accounted for approximately EUR 102 million.
In 2003, the non-life technical provisions decrease for claims (EUR (230) million) and unearned premiums (EUR (375) million) was a result of the decrease in our activities in accordance with the “Back on Track” plan which we started during the fourth quarter of 2002. In 2003, net cash used in operating activities was primarily due to an increase in our reserves related to certain reinsurance contracts in the United States prior to 2002 by EUR 272 million and the commutation of business underwritten by our Bermudan subsidiary CRP.
In 2002, the operating cash-flow provided is due to the developments in our activities. As a consequence, the technical provisions increased for claims (EUR 501 million) and unearned premiums (EUR 192 million). In particular, the higher increase in losses and LAE reserves than in unearned premium reserves was due to the high loss ratios in Alternative Reinsurance and in Credit, Surety and Political Risks. We readjusted our reserves related to certain reinsurance contracts in the United States prior to 2001. Likewise, we readjusted our reserves, due particularly to an increase in claims related to certain credit derivatives reinsurance contracts largely caused by the worsening of the condition of certain debtors, to certain events related to the Program Business of SCOR U.S. and to the high claims rate of certain contracts covering workers compensation in the United States underwritten by our Bermudan subsidiary CRP.
Changes in assets and liabilities resulted in net cash used of EUR 72 million in 2004 compared to net cash provided of EUR 125 million in 2003. This cash used in 2004 was mainly due to an increase of the cash deposits of EUR 266 million partly compensated by a decrease of the balance receivable of EUR (205) million due to the 29% reduction in premiums.

Changes in assets and liabilities created net cash provided of EUR 140 million in 2003 compared to net cash used of EUR 116 million in 2002. This cash provided in 2003 was mainly due the decrease of the balance recoverable of EUR (232) million due to the 31% reduction in premiums.
In 2002, changes in assets and liabilities created net cash used of EUR 116 million. This was due to a strong increase (EUR 275 million) in deposits with ceding companies (mainly due to Life deposits and a stronger need of guarantees from the cedent due to the downgrade of our ratings) and in receivable on sundry debtors and creditors (EUR 102 million), compensated by a decrease in accrued reinsurance balance payable (EUR 409 million) due to a decrease of our estimates taking into consideration the ceding accounts receipt.
Net cash used by investing activities was EUR 450 million in 2004 compared to cash provided by investing activities of EUR 258 million in 2003 and net cash used in investing activities of EUR 614 million in 2002. For 2004, our investing activities consisted primarily of a net purchase of fixed maturity securities amounting to EUR 257 million and equity securities amounting to EUR 189 million.
For 2003, our investing activities consisted of a net sale of fixed maturity securities amounting to EUR 33 million and short-term investments amounting to EUR 169 million.
For 2002, our investing activities consisted of a net purchase of fixed maturity securities amounting to EUR 1,227 million and a net sale of equity securities amounting to EUR 253 million and short-term investments amounting to EUR 174 million and a net sale of reinsurance companies (COFACE) amounting to EUR 275 million.
Net cash provided by the Group’s financing activities was EUR 846 million in 2004 compared to EUR 50 million in 2003 and EUR 395 million in 2002. Net cash provided by financing activities in 2004 was primarily due to the issuance of 682,724,225 shares at a subscription price of EUR 1.10 on January 7, 2004, resulting in a capital increase of EUR 708 million, and the issuance of a new OCEANEs bond issuance on July 2, 2004 for EUR 200 million.
Net cash provided by financing activities in 2003 was due primarily to a proceed of long-term borrowings of EUR 209 million, and was partially offset by repayments of borrowings for EUR 114 million and our acquisition of minority interests in IRP for EUR 40 million.
Net cash provided by financing activities in 2002 was due primarily to the issuance of new shares in the Company’s December 2002 capital increase, which contributed EUR 363 million. As part of its short and medium term debt management strategy, SCOR finalized the placement of a 5-year, 5.25% senior notes issue in June 2002 for a total amount of EUR 200 million. This offering lengthened the average duration of SCOR’s outstanding debt. Following the lower of SCOR’s ratings in 2003, the interest was increased to 7.75%.
The issue was used entirely to consolidate part of SCOR’s existing commercial paper program and did not alter the Group’s overall debt ratio.
On April 17, 2002, SCOR issued USD 112 million index-linked securitization of liabilities designed to lower its risk profile in Credit Reinsurance. This securitization was fully backed by Aaa rated assets. The coverage was linked to Moody’s A and Baa ratings indices, which comprise weighted credit risk populations rated between A1 and Baa3. The indices were picked for their match with the credit exposures SCOR is seeking to protect in terms of quality, geographic diversity and range of sectors.
At December 31, 2004, the Group had approximately EUR 44 million available in unused short and long-term credit lines, compared to approximately EUR 50 million at December 31, 2003 and approximately EUR 100 million at December 31, 2002. For additional information, see below under “– Off Balance Sheet Transaction”. As of December 31, 2004, SCOR believes that its working capital is sufficient for its present requirements.

During the year ended December 31, 2004, the Group had a credit line of EUR 50 million EUR 44 million of which was outstanding on December 31, 2004 and had letters of credit outstanding with a face amount of EUR 867 million on December 31, 2004, as follows:
EUR 50 million short term credit line
On November 5, 2003, the Board of Directors of the Company authorized the extension and amendment of a contract signed on December 11, 2002 concerning the opening of a EUR 100 million short-term credit line between SCOR and a syndicate of banks. Pursuant to a December 8, 2003 amendment, the global commitment under the short-term credit line was reduced to EUR 50 million and one bank left the syndicate. The credit line was terminated by SCOR on February 24, 2004. Interest on amounts outstanding under the credit line accrued at a rate equal to EURIBOR plus a margin of 1% to 1.5%, depending on SCOR’s credit rating. The facility agreement provided for payment of an annual commitment fee of 0.75%, a fronting fee of 0.20% and a contract extension fee of 0.20% of the EUR 50 million credit line provided.
SCOR stand-by letters of credit facility
On December 26, 2002, SCOR entered into a facility agreement with a banking syndicate relating to the issuance of letters of credit in favor of third party beneficiaries designated by SCOR. The purpose of this facility agreement is to secure SCOR’s obligations with respect to ceding companies. The initial maximum commitment of the participating banks amounted to USD 900 million. The facility agreement was amended on November 13, 2003 for an amended aggregate amount of up to USD 842 million. This maximum amount was subsequently reduced by a series of partial cancellations by SCOR, the most recent occurring in November 2004, to USD 115 million. In addition to other customary covenants, the facility agreement requires SCOR to notify the participating banks in the event of any sale by SCOR of substantial assets exceeding EUR 50 million, or any sale by SCOR’s significant subsidiaries of assets exceeding EUR 75 million, and of the occurrence of any damages or litigation involving an amount higher than EUR 50 million. The facility contains a negative pledge with a basket of EUR 250 million for security interests and EUR 125 million for guarantees. Any disposal of SCOR’s controlling interest in SCOR Vie requires the consent of a majority of the participating banks. Events of default include (i) the failure by SCOR to pay amounts due under the facility; (ii) a breach of representation or the failure by SCOR to comply with its other obligations under the agreement; (iii) a default or acceleration of payment obligations under the SCOR Vie stand-by letters of credit facility described below; (iv) an event of default in relation to any financial debt of more than EUR 50 million of the Company or any company of the Group or the Company or any company of the Group fails to pay when due any other debt exceeding EUR 50 million; (v) the occurrence of any insolvency event or proceeding, or any other similar event or proceeding, with respect to the Company or any company of the Group; (vi) the occurrence of a material adverse event (as defined in the facility agreement) or an event which the majority of the syndicate (67%) deems to be a material adverse event; (vii) a decrease of SCOR’s consolidated net worth below EUR 1 billion; (viii) the auditors of the Company or a company of the Group refusing to certify statutory financial statements, or certifying only with significant reservations; and (ix) attachments on assets with value in excess of EUR 30 million. The outstanding amount of the letters of credit is collateralized by French Government OAT Bonds in an amount equal to 105% of such outstanding amount. The facility agreement provides for a number of fees, including a utilization fee of 0.15% per year, a contract extension fee of 0.045% and a fronting fee of 0.10%, each based on the outstanding amount of the letters of credit, and a non-utilization fee of 0.06% per year, based on the non-used portion of the facility. The facility agreement expires on December 31, 2005. It shall automatically be renewed for an additional period of twelve months unless SCOR or the banking syndicate delivers a termination notice to the other party no later than 3 months prior to the maturity date.
SCOR Vie stand-by letters of credit facility
On November 14, 2003, in the context of the contribution of the Life business of SCOR to SCOR Vie, SCOR Vie entered into a stand-by letter of credit facility agreement with the banking syndicate referred to above. The purpose of this facility agreement is also to secure SCOR Vie’s obligations with respect to ceding companies. The initial amount of the facility was USD 110 million and was subsequently reduced by amendment to

USD 85 million. As in the case of the SCOR credit facility, this credit facility requires the payment of similar banking fees and provides for similar covenants and events of default. The outstanding amount of the letters of credit is also secured by collateral given to the banking syndicate in the form of French Government OAT Bonds for an aggregate amount equal to 105% of such amount.
Stand-by letter of credit facility
On October 11, 2004, the Company and SCOR Vie each entered into a separate stand-by letters of credit facility with Deutsche Bank AG in amounts up to an aggregate of USD 200 million. The letters of credit facilities were issued to secure their respective reinsurance activities and related contracts and expire on December 31, 2005 unless earlier terminated as a result of an event of default. Interest on amounts drawn under the letters of credit accrues at the prime rate. An annual commitment fee of 0.05% of the undrawn portion of the facility is due to the bank. The facility agreements include the same type of events of default as those provided in the above stand-by letters of credit facilities. The collateral securing the amounts drawn and outstanding is comprised of U.S. Treasury bills with a percentage of overcollateralization depending on the term of such notes.
C. OFF-BALANCE SHEET TRANSACTIONS
We enter into off-balance-sheet arrangements in the ordinary course of business both on our own behalf and on behalf of our customers. Off-balance-sheet arrangements we enter into for our own behalf generally consist of OTC and other derivative instruments, and are described in Note 13 to the Consolidated Financial Statements.
Off-balance-sheet arrangements we enter into for our clients consist of letter of credit (LOC) transactions where we provide LOC coverage for all or part of our reinsurance obligations to ceding companies, or where similar coverage is provided to us by our retrocessionaires. These transactions are entered into in the ordinary course to comply with ceding companies’ credit or regulatory requirements. We also pledge some securities as collateral in order to guarantee the payment of cedants’ reserves. The following table sets forth our off-balance-sheet engagements at December 31, 2002, 2003 and 2004:

	Year ended December 31,

	2002	2003	2004

	(EUR, in millions)
Commitments received
Unused credit lines	100	50	44
Endorsements and sureties	1	68	47
Letters of Credit	1,262	1,285	867
Other commitments	1	–	13

Total	1,364	1,403	971

Commitments given
Endorsements and sureties	1	90	47
Leases	28	17	10
Letters of Credit	1,085	594	656
Collateralized securities	2,583	3,226	1,885
Other commitments	23	139	99

Total	3,720	4,066	2,698

As of December 31, 2004, SCOR was not aware of factors relating to the foregoing off-balance-sheet arrangements that are reasonably likely to adversely affect liquidity trends or the availability of or requirements for capital resources. As of December 31, 2004, there were no material additional financial commitments required from Group companies in respect of such arrangements.

Guarantees
In connection with a leasing arrangement accounted for as a capital lease by the Company related to a building, the Company guaranteed the lessor against realized losses that may be incurred on the ultimate sale of the building. Under the terms of the lease, if the Company, as lessee, does not elect to exercise the bargain purchase option contained within the lease agreement, and the building is sold at a realized loss, the Group is obligated to fund this guarantee. In doing so, the Group would be required to pay the lessor to the extent that the residual value exceeds the sale price of the building. The maximum potential amount of future payments the Group could be required to fund under the guarantee is contractually limited to EUR 18 million. The guarantee expires in 2012. As of December 31, 2004, the Group has not been required to make any payments under this guarantee.
In connection with the sale of the Group’s interest in an insurance entity, the Group guaranteed the purchasers against adverse developments related to insurance and reinsurance contracts written by the entity. There is no expiration date for this guarantee. The Group believes that there is no maximum potential loss from this guarantee. As of December 31, 2004, there has been no material adverse development in the reserves concerned. Accordingly, the Group has not been required to make any payments under this guarantee as of December 31, 2004.
Pursuant to agreements dated December 28, 2001 entered into in connection with the formation of IRP Holdings, the minority shareholders of IRP Holdings have an agreed set of exit rights exercisable during the first half of 2005 and in any event require an exit no later than May 31, 2006. SCOR may acquire the shares held by the minority shareholders either with existing or newly-issued SCOR shares, with cash, or with a combination of shares and cash. SCOR may, depending on conditions at the time of the exit, decide to acquire all or part of these shares in 2005.
D. CONTRACTUAL OBLIGATIONS
The following table sets forth the schedule of repayments of SCOR’s debt as of December 31, 2004.

Year	Payment

	(EUR, in millions)
2005	266
2006	78
2007	232
2008	16
2009	205
Thereafter	295

Total long-term debt	1,092	(1)

(1)	Excluding EUR 147 million related to the sale of the SCOR building.

	Payment due by period

		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

Long term debt	995	262	300	211	222
Capital lease	97	4	10	10	73
Operating lease	–	–	–	–	–
Purchase	–	–	–	–	–
Other long term liabilities	–	–	–	–	–

Total(1)	1,092	266	310	221	295

(1)	Excluding EUR 147 million related to the sale of the SCOR building.
For more information, see Note 9 to the financial statements. See “Item 3.D. Key Information – Risk Factors – SCOR faces a number of significant liquidity requirements in the short to medium-term.”

E. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES
See “Item 4.B. Business overview — Information Technology.”
F. TREND INFORMATION
See “Item 4.B. Business overview” and “Item 5.A. Operating results.”
G. CRITICAL ACCOUNTING POLICIES
SCOR’s consolidated financial statements included in this annual report have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to the recognition of premium income, the establishment of technical insurance reserves, the recording of deferred acquisition costs, goodwill, deferred taxes and the determination of the fair value of financial assets. In each case, the determination of these items is fundamental to our financial condition and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these matters necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, as the use of different assumptions or data could produce materially different results.
Technical Reserves.
Our insurance provisions, or technical reserves, represent estimates of future payouts that we will make in respect of our Property-Casualty and Life reinsurance claims, including expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts known to us at the time provisions are established, and are periodically adjusted to recognize the estimated ultimate cost of a claim. As a reinsurance company, our reserve estimates are largely based on information received from our ceding companies, which are in turn dependent on information received from their underlying insured, with the result that a significant amount of time can lapse between the assumption of risk on our part, and the ultimate payment of a claim on a covered loss event. In addition, we establish “IBNR” reserves in our Property-Casualty business to recognize the estimated cost of losses that have occurred but about which we do not yet have notice. The establishment of our technical reserves is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs. Reserves are calculated on the basis of their ultimate cost undiscounted, except for workmen’s compensation which is discounted. In our Life reinsurance business, the technical reserves for life benefits that we establish are based on information received from our ceding companies, together with actuarial estimates concerning mortality and morbidity trends. See also Note 3.16 to the consolidated financial statements.
Premiums.
Management must make judgments about the ultimate premiums written by the Group. Due to lags in the reporting of premium data by our ceding company clients, our reported premiums written are based on reports received from ceding companies, supplemented by our own estimates of premiums written for which ceding company reports have not been received. Property-Casualty and Life premiums recorded in the year correspond to the estimated premiums anticipated at the time of writing the contract. This is regularly reviewed in the course of the year to adjust for possible modifications in premiums paid under the contract. An unearned premium reserve is calculated, either on a time apportioned contract-by-contract basis, or using a statistical method when this yields as a result close to that obtained via the contract-by-contract method. See also Note 3.9 to the consolidated financial statements.
Amortization of Deferred Policy Acquisition Costs.
We amortize our deferred policy acquisition costs (DAC) for life business based on a percentage of our expected gross profits (EGPs) over the life of the policies. Our estimated EGPs are computed based on assumptions related to the underlying policies written, including the lives of the underlying policies, and, if applicable, growth rate of the assets supporting the liabilities. We amortize deferred policy acquisition costs by estimating the present value of the EGP’s over the lives of the insurance policies and then calculate a percentage of the policy acquisition cost deferred as compared to the present value of the EGPs. That percentage is used to amortize the deferred policy acquisition cost such that the amount amortized over the life of the policies results in a constant percentage of amortization when related to the actual and future gross profits.
Because the EGPs are only estimates of the profits we expect to recognize from these policies, the EGPs are adjusted at each balance sheet date to take into consideration the actual gross profits to date and any changes in the remaining expected future gross profits. When EGPs are adjusted, we also adjust the amortization of the DAC amount, if applicable, to maintain a constant amortization percentage over the entire life of the policies, or to take into account the absence of future profits. For 2004, we have not materially changed the weighted average expected life of the policies. The present value of the future profits acquired in the context of the purchase of SCOR Life Re US is determined in a similar manner. See Note 3.10 to the consolidated financial statements.
In our Property-Casualty business, deferred acquisition costs represent the portion of commissions pertaining to contracts in force at year-end over the period for which premiums are not yet earned, and are written down over the residual duration of the contacts in question.
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
Goodwill.
The excess of purchase price over the fair value of the net assets acquired of a company restated to fair value at the date of purchase, is recorded as goodwill. Under FASB 142 (“Goodwill and other intangible assets”), goodwill is not amortized but is subject to an assessment for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. If the goodwill is higher than its fair value, an impairment is recorded in the statement of income. During 2002, Commercial Risk Partners’ goodwill, which is included in the Alternative Risk Transfer sub-segment, was determined to be fully impaired.
Deferred Tax.
The deferred tax assets and liabilities on the consolidated balance sheets reflect timing differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. See Note 10 (Income Tax) to the consolidated financial statements for significant components of the Group’s deferred tax assets and liabilities.
SFAS 109 requires the establishment of a valuation allowance for deferred income tax benefits if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
In assessing the realizability of deferred tax assets, including French net operating losses, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
In accordance with French law governing a société anonyme, the principal responsibility of our Board of Directors is to determine the guiding principles of the Company’s business plan and strategy and to monitor their application. The Chairman and Chief Executive Officer has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company’s shareholders for certain decisions as required by law.
Board of Directors
Under French law, our Board of Directors prepares and presents the year-end accounts of the Company to the shareholders and convenes shareholders’ meetings. In addition, the Board of Directors reviews and monitors SCOR’s economic, financial and technical strategies. French law provides that our Board of Directors be composed of no fewer than three and no more than eighteen members. The actual number of directors must be within such limits and may be provided for in the statuts or determined by the shareholders at the annual general meeting of shareholders. The Board of Directors cannot increase the number of members of the board.
On December 31, 2004, the Company’s Board of Directors consisted of fifteen voting members, including one elected representative of the personnel of SCOR in France, known as the employee director. Under the Company’s statuts, each director must own at least one share in the Company throughout his entire term of office. Under French law, a director, other than an employee director, may be an individual or a corporation, but the Chairman must be an individual. Currently, each of the Company’s directors is an individual. The employee director is currently elected for a three-year term by the Company’s and its French subsidiaries’ employees and each voting director is elected for a six-year term. Directors may not hold office after the age of 72 under the Company’s statuts. A director reaching the age of 72 while in office has to retire at the expiry of the term of his or her office, as determined at the annual general meeting of shareholders. Non-employee directors are elected by the shareholders and serve until the expiration of their respective term, or until their resignation, death or removal, with or without cause, by the shareholders. Vacancies, which exist in the Board of Directors, may, under certain conditions, be filled by the Board of Directors, pending the next shareholders’ meeting.
Directors are required to comply with applicable law and SCOR’s statuts. Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of a company’s statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.

The following table sets forth the directors of the Company, currently and as at December 31, 2004, unless otherwise indicated, as appointed by the combined shareholders’ meeting of May 15, 2003, their ages as of December 31, 2004 and positions with SCOR and their principal business activities performed outside SCOR, the dates of their initial appointment as directors and the expiration dates of their term in office.

		Current principal position at SCOR	Initially	Expiration
Name	Age	and principal business activities outside SCOR	appointed	of term

Denis Kessler(1)	52	Chairman and Chief Executive Officer; Member of the Board of Directors of BNP Paribas SA; BOLLORE Investissement SA; and DASSAULT Aviation	11/4/02	2007
Carlo Acutis(2)	66	Director; Vice-Chairman, La Vittoria Assicurazioni SpA (Italy)	5/15/03	2009
Michèle Aronvald	46	Employee – elected Director	8/30/01	2006
Antonio Borges(2)(3)	55	Director; Vice-Chairman, Goldman Sachs International, Investment Banker	5/15/03	2007
Allan Chapin, Esq.(1)(4)	63	Director; Partner, Compass Advisers LLP (New York, U.S.A.)	5/12/97	2005
Daniel Havis(2)	49	Director; Chairman and Chief Executive Officer, MATMUT (Mutuelle Assurance de Travailleurs Mutualistes) (France)	11/18/96	2005
Yvon Lamontagne(2)	64	Director; Director of Hydro Québec (Montréal)	5/15/03	2007
Daniel Lebègue(1)(2)(3)	61	Director; Président of the French Institute of Directors (Institut Français des Administrateurs – IFA)	5/15/03	2009
Helman Le Pas de Sécheval(1)(2)(3)(5)	38	Director; Group Chief Financial Officer, GROUPAMA S.A.	11/3/04	2009
André Lévy-Lang(1)(3)(4)	67	Director; Associate Professor at the Paris University of Dauphine; former Chairman of the Management Board, Paribas	5/15/03	2009
Herbert Schimetschek(2)	66	Director; Chairman of the Management Board and Chief Executive Officer, Austria Versicherungsverein auf Gegenseitigkeit (holding) (Austria)	5/15/03	2007
Jean-Claude Seys(1)	66	Director; Chairman and Chief Executive Officer, MAAF Assurance S.A.; Chairman and Chief Executive Officer, MMA	5/15/03	2009
Jean Simonnet(2)	68	Director; Chairman, MACIF and subsidiaries of MACIF (France)	3/2/99	2005
Claude Tendil(1)(2)	59	Director; Chairman and Chief Executive Officer, Generali (France) and Chairman, Europ Assistance Group	5/15/03	2007
Daniel Valot(1)	60	Director; Chairman and Chief Executive Officer, Technip	5/15/03	2007

(1)	Member of the Strategic Committee.

(2)	Member of the Risks Committee.

(3)	Member of the Accounting and Audit Committee.

(4)	Member of the Compensation and Nominations Committee.

(5)	Appointed as a member of the Board of Directors in replacement of Jean Baligand and as a member of the Strategic Committee on November 3, 2004. He is also a member of the Risks Committee and a non-voting member of the Accounting and Audit Committee.

Jean Baligand resigned from the Board of Directors and Strategic Committee on August 18, 2004.
In addition, the following two non-voting directors were elected for a two-year term commencing on May 15, 2003:

•	Georges Chodron de Courcel, 54, Chief Operating Officer, BNP-Paribas, who was also appointed as member of the Compensation and Nominations Committee and the Risks Committee.

•	Helman Le Pas de Sécheval, 38, Group Chief Financial Officer, Groupama was a non-voting director until November 3, 2004. However, due to his appointment as a member of the Board of Directors in replacement of Jean Baligand, Helman Le Pas de Sécheval resigned as a non-voting director on November 3, 2004 and has not been replaced.
As recommended in an evaluation carried out in January 2003, the Board of Directors now comprises:

•	A majority of non-executive directors. The board considers eleven of its fifteen members to be independent, namely Messrs. Acutis, Borges, Chapin, Havis, Lamontagne, Lebègue, Lévy-Lang, Schimetschek, Simonnet, Tendil and Valot. This evaluation was based on the criteria laid down in the 2002 Bouton Report in France;

•	A greater diversity of expertise. In addition to experts drawn from the insurance and reinsurance sectors, the Board of Directors has more members representing the world of finance and industry;

•	A more international perspective, with directors from Italy, Portugal, Austria, Canada and the United States, and directors with extensive international experience.
The age limit for directors is 72. The average age of SCOR’s directors is currently 58.
In 2004, the Board of Directors met six times, on February 25, March 31, May 18, June 21, August 25, and November 3.
The following sets forth the business experience of the voting and non-voting members of SCOR’s Board of Directors:
Denis Kessler
After seven years in the insurance field as Chairman of the Fédération Française des Sociétés d’Assurance (FFSA), and subsequently Senior Executive Vice President and member of the Executive Committee of AXA, Denis Kessler worked for the MEDEF (French Business Confederation), where he was First Executive Vice-Chairman from 1999 to 2002 while continuing to serve as Chairman of the FFSA. He then joined SCOR as Chairman and Chief Executive Officer of the Group on November 4, 2002 and serves on the boards of numerous SCOR subsidiaries. Denis Kessler is also a director of BNP Paribas SA, Bolloré Investissement SA, Dassault Aviation, AMVESCAP Plc (UK), Dexia SA (Bruxelles), COGEDIM S.A.S., General Security National Insurance Company, Investors Insurance Corporation and Investors Marketing Group. Mr. Kessler is a graduate of HEC business school (Ecole des Hautes Etudes Commerciales) and holds a PhD in economics and an advanced degree in social sciences.
Carlo Acutis
The principal position of Carlo Acutis is as Vice Chairman of Vittoria Assicurazioni S.p.A. He also serves on the boards of directors for a number of companies, including Yura International Holdings, B.V., Banca Passadore S.p.A., Ergo Italia S.p.A., Inbco B.V and Vittoria Capital N.V.
Michèle Aronvald
Michèle Aronvald has been employed with SCOR for twenty-five years in the Finance Department. Mrs. Aronvald has served as an employee-elected director on SCOR’s Board of Directors since 2001.

Antonio Borges
Antonio Borges is currently Vice Chairman of Goldman Sachs International in London. Among other positions, he is a member of the Supervisory Board of CNP Assurances and a member of the Fiscal Committee of Banco Santander de Negocios Portugal. He also serves on the boards of directors for Jérónimo Martins, SONEAcom, Caixa Seguros and Heidrick & Struggles. Mr. Borges previously served as Dean of the INSEAD business school.
Allan Chapin, Esq.
After being a partner at Sullivan & Cromwell and Lazard Frères, New York, for a number of years, Allan Chapin has been a partner at Compass Partners International LLP, New York, since June 2002. He also serves on the boards of directors for Pinault Printemps Redoute Group, InBev (Belgium), SCOR Reinsurance Company and certain of its subsidiaries, the General Security National Insurance Company and the French-American Foundation.
Daniel Havis
The principal position of Daniel Havis is as Chairman and Chief Executive Officer of the Mutuelle Assurance de Travailleurs Mutualistes (MATMUT). Among other appointments, Mr. Havis is also Chairman of SMAC (Mutuelle Accidents Corporels) and PMA. He holds non-executive positions in certain OFIVALMO (Omnium Financier de Valeurs Mobilières) entities, in finance companies, including OFIVALMO Gestion and OFIVM and insurance companies, including IMA (Inter Mutuelle Assistance).
Yvon Lamontagne
Yvon Lamontagne served as Chairman and Chief of Management of Boreal Assurances (now AXA). Mr. Lamontagne lives in Québec and holds various non-executive positions in local companies, notably in Canadian branches of insurance/ reinsurance companies, including SCOR and AXA. He also serves as Director of Hydro-Québec.
Daniel Lebègue
From 1988 to 2002, Daniel Lebègue was Chief Operating Officer of la Caisse des Dépôts et Consignations, Chairman of the Supervisory Board of CDC IXIS and Chairman of Eulia. He currently serves on the boards of directors for various companies, including Alcatel, Technip, SCOR Vie and Crédit Agricole S.A. He has also been named Chairman of, among others, the French Institute of Directors (IFA), the Political Science Institute of Lyon, the Confederation of European Associations of Directors and Eurofi.
Helman Le Pas de Sécheval
From 1998 to 2001, Helman Le Pas de Sécheval directed the financial information and operations department at the COB (Commission des opérations de bourse, now Autorité des Marchés Financiers, or AMF), before being appointed Group Chief Financial Officer of Groupama in November 2001. He holds various non-executive positions for GAN Insurance in France and abroad as well as for other financial companies, including as Chairman of Compagnie Financière Parisienne and Banque Finama.
André Lévy-Lang
André Lévy-Lang was Chairman of the Management Board of Paribas from 1990 to 1999 and is now Director of various companies, notably Assurances Générales de France (AGF), Schlumberger (U.S.) and Dexia (Bruxelles). He is currently an associate professor emeritus at the Paris University of Dauphine.
Herbert Schimetschek
From 1997 to 2000, Herbert Schimetschek was Chairman of the Conseil Européen des Assureurs, then until June 2000, Vice Chairman of the Austrian Insurance Companies Association and from 1999 to 2001, Chairman of the Management Board and Chief Operating Officer of UNIQA Versicherung S.A. He currently has numerous non-

executive positions in insurance and bank companies in Austria, including the Austrian Central Bank, Bank Gutmann S.A. and Ludwig Boltzmann Gesellschaft.
Jean-Claude Seys
Jean-Claude Seys has worked mainly in the banking and insurance field. He was appointed Chairman and Chief Executive Officer of MAAF Assurance S.A. in 1992, Chief Executive Officer of MaaF-MMA in 1998 and Chief Executive Officer of COVEA in June 2003. Mr. Seys currently holds numerous non-executive positions in France and abroad, including OFIVALMO, DAS, Azur-GMF and Eurapco.
In connection with the Crédit Lyonnais/ Executive Life matter, Jean-Claude Seys was sentenced in January 2004 in U.S. federal court to five years of probation, during which time he is barred from entering the United States. Insurance regulatory authorities in the United States have been informed of the foregoing.
Jean Simonnet
Over the last five years, Jean Simonnet has been Chairman of a number of companies, including MACIF (Société d’Assurance Mutuelle), SOCRAM (Société de Crédit) and SMIP (Mutuelle Complémentaire Santé), OFIMA MIDCAP (SICAV d’OFIVALMO). He is currently a director of or represents MACIF on the Board of various insurance and real estate companies, including IMA, OFIVALMO, MACIF (Mutuelle Assistance des Commerçants et Industriels de France), Foncière de Lutèce, FORINTER and Mutavie S.A.
Claude Tendil
Claude Tendil started his career at UAP in 1972, worked for the Drouot group from 1980 and for AXA from 1989 to 2002, where he became Vice Chairman of the Management Board in 2001. He has been Chairman and CEO of Generali group in France since April 2002 and Chairman of the Europ Assistance group since April 2003. He also serves as chairman or director of La Fédération Continentale Europ Assistance Holding and Unibail.
Daniel Valot
From 1995 to 1999, Daniel Valot was Chief Operating Officer of Total Exploration Production, then worked for Technip, where he was appointed Chairman and Chief Executive Officer in July 2003. His other director positions are mainly in the industrial field in France and abroad, including Compagnie Générale de Géophysique, the French Oil Institute (Institut Français du Pétrole) and SCOR Vie.
Georges Chodron de Courcel
Georges Chodron de Courcel is Chief Operating Officer of BNP Paribas in Paris and holds non-executive positions for the BNP Paribas Group in some of their foreign subsidiaries. He is a director of Bouygues, Alstom, Nexans, BNP Paribas (Suisse) and the Société Foncière Financière et de Participations (FFP) since April 14, 2005. He has been appointed Chairman of Erbé S.A. and is a member of the supervisory board of Lagardère and Sagem. He is president of BNP Paribas Emergis SAS, Compagnie d’Investissement de Paris SAS and Financière BNP Paribas SAS. He is a non-voting director of SCOR Vie.
Executive Officers
Under French law and the Company’s statuts and pursuant to a decision of the Board of Directors, the Chairman and Chief Executive Officer has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company’s shareholders for certain decisions as required by law. The Chairman and Chief Executive Officer has authority to act on behalf of SCOR and to represent SCOR in dealings with third parties, subject only to those powers expressly reserved by law to the Board of Directors or the shareholders. The Chairman and Chief Executive Officer determines, and is responsible for the implementation of the goals, strategies and budgets of SCOR, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time and with or without cause, the Chairman and Chief Executive Officer, as well as to appoint separate persons to hold the positions of

Chairman and Chief Executive Officer. Upon a proposal made by the Chairman and Chief Executive Officer, the Board of Directors may also appoint a Chief Operating Officer to assist the Chairman and Chief Executive Officer in managing the Company’s affairs.
The following table sets forth the Company’s executive officers who comprise the Executive Committee at December 31, 2004 and as of the date hereof, their ages as of December 31, 2004, their positions with SCOR and the first dates as of which they served as executive officers of SCOR.

			Executive
Name	Age	Current Position	Officer Since

Denis Kessler	52	Chairman and Chief Executive Officer	2002
Patrick Thourot	56	Chief Operating Officer	2003
Marcel Kahn	48	Chief Financial Officer	2004
Jean-Luc Besson	58	Chief Risk Officer	2003
Yvan Besnard	50	Director for Non Life Treaties, Europe	2004
Romain Durand	47	Chief Executive Officer and Director of SCOR VIE	1997
Victor Peignet	47	Managing Director, Business Solutions	2004
Henry Klecan Jr.	53	Division President & CEO of SCOR U.S. and SCOR Canada	2003
Arnaud Chneiweiss served as Secretary to the Executive Committee and the Board of Directors until September 10, 2004 and Emmanuelle Rousseau has served in such position since that date.
The following sets forth the business experience of SCOR’s executive officers:
Denis Kessler
See above under “– Board of Directors”.
Patrick Thourot
Patrick Thourot is a graduate of the Ecole Nationale d’Administration and worked for ten years with the French Ministry of Finance, before spending most of his career in insurance companies or professional organizations since 1983, including COFACE, FFSA, PFA IARD and AXA, where he was Executive Vice President of the Group, Group Technical Director and a member of the Executive Committee. He then served as Chief Executive Officer of Zürich France before being appointed Chief Operating Officer of the Company in January 2003. Patrick Thourot serves as Chairman of Eurofinimo, Finimofrance and Fergascor as well as a number of SCOR entities. He also serves as director of Asefa (Spain) and as vice president of the supervisory board of Mutre.
Marcel Kahn
Marcel Kahn, actuary, chartered accountant and MBA from the ESSEC business school, spent several years as an external auditor and chartered accountant before joining the Axa group in 1988 as Group Controller. From 1991 to 2001, he was successively Chief Financial Officer (CFO) of Axa France, International Director for Europe, the Axa Group’s Director for Strategy and Development, Deputy Managing Director of Axiva (Life insurance), and Director of Procurement for Axa France. In 2001, he was appointed Chief Financial Officer of PartnerRe Global and Managing Director for PartnerRe France. In 2004, Marcel Kahn was appointed Chief Financial Officer of the SCOR Group and a member of the Group Executive Committee. He currently serves as Chairman of several SCOR subsidiaries.
Jean-Luc Besson
Jean-Luc Besson, an actuary holding a PhD in mathematics, joined the FFSA in 1985 and was since July 2001 Senior Vice President, Research, Statistics and Information Systems at the FFSA. He is the head of the French Institute of Actuaries and is a member of the International Actuarial Association. Mr. Besson was appointed as

Chief Reserving Actuary of SCOR Group in January, 2003 and was appointed as Chief Risk Officer of the SCOR Group on July 1, 2004.
Yvan Besnard
Yvan Besnard graduated from the ESSEC Business School, CHEA (Centre des Hautes Etudes de l’Assurance) and holds the DECS (Diplôme d’Etudes Comptables Supérieures, an advanced accounting degree). He joined the AGF Group in 1978 as Financial Controller of AGF Re, then became Manager of the Technical and Marketing Department of the Health Insurance Division. He joined SCOR Group in 1991 as Head of Management Analysis. In 1993, he became Financial Controller of SCOR Réassurance. In 1995 he joined SCOR UK, where he was appointed Managing Director in 1997. In July 2000, he was appointed Head of Development for the SCOR Group. He has been since 2003 Chief Internal Auditor for the Group. Yvan Besnard was named, in July 2004, Director for Non Life Treaties for Europe. He also serves as a director for a number of SCOR entities and serves as SCOR’s permanent representative on the boards of Assuratome, Tricast SA and Assurpol.
Romain Durand
Romain Durand is a graduate of HEC business school (Ecole des Hautes Etudes Commerciales) and Sciences Po (Political Sciences faculty in Paris). Romain Durand joined SCOR in January 1997, after spending several years in the international insurance industry, and became a member of the Group Executive Committee. He was named Chief Operating Officer of the SCOR Life Division in April 1998 and is currently Chief Executive Officer and Director of SCOR Vie. He currently serves as Chairman of Solareh SA and as a director of SGF, Investors Insurance Corporation and several SCOR entities.
Victor Peignet
Victor Peignet, marine and offshore engineer, joined SCOR’s Facultative Department in 1984 from the offshore contracting industry. He has 15 years of underwriting and managing experience in Energy and Marine insurance with SCOR. He has been the head of the Corporate Business Division of the Group, SCOR Business Solutions, since its formation in 2000 and as Executive Vice President and Managing Director since April 2004. He is a director of SCOR UK Co., SCOR Channel Ltd and Arisis Ltd.
Henry Klecan Jr.
Henry Klecan Jr., holds a B.A. in philosophy from Sir George Williams University and a law degree from University of Montreal. He is a member of the Quebec Law Society and has been active in the insurance industry for over 20 years in various senior executive positions. Until 1989, Henry Klecan Jr. held executive positions in Canada’s leading specialty lines insurance companies and insurance brokerage operations. From 1989 to 1998 he was Senior Vice President and co-founder of London Guarantee Insurance Company. From 1999 to 2000 he was Senior Vice President of Citadel Assurance Company. Henry Klecan Jr. has been President and Chief Executive Officer of SCOR Canada since July 2000 and was appointed President and Chief Executive Officer of SCOR U.S. on November 18, 2003.
B. COMPENSATION
Directors’ attendance fees
The Ordinary General Meeting of Shareholders on May 18, 2002 increased the aggregate annual amount payable to members of the Board of Directors for attendance fees to EUR 600,000 with effect from fiscal 2002. At its May 15, 2003 meeting, the Board of Directors decided to allocate these fees among the directors, split equally between an equivalent fixed portion and a variable portion depending on the attendance of each director of meetings (the fixed portion amounting to EUR 20,000 and the variable portion amounting to EUR 1,700 for each meeting attended). The non-voting directors receive a share of the attendance fees according to the same procedure. In addition, an amount of EUR 1,700 is paid for each attendance at a meeting of a board committee. However, no attendance fee is paid to the Chairman and Chief Executive Officer or to the Chief Operating Officer. These fees are paid at the end of each quarter. The amount of compensation paid, and benefits in kind granted to, all of SCOR’s voting and non-voting directors during and for the year ended December 31, 2004 is set forth below.
The Company paid an aggregate of EUR 8,285 to the French government for pension benefits on behalf of its employee director, Michele Aronvald. No other amounts were paid for pension, retirement or similar benefits for the Company’s directors in 2004.
Attendance fees for 2004 were paid as listed below (In euro):

Mr. Carlo Acutis(1)	20,100
Mrs. Michèle Aronvald(2)	28,500
Mr. Jean Baligand(3)	15,800
Mr. Antonio Borges(4)	27,750
Mr. Allan Chapin(5)	26,475
Mr. Georges Chodron de Courcel	31,900
Mr. Daniel Havis	28,500
Mr. Yvon Lamontagne(6)	21,375
Mr. Daniel Lebègue	43,800
Mr. Helman le Pas de Sécheval(7)	35,300
Mr. André Lévy Lang	47,200
Mr. Herbert Schimetschek(8)	17,550
Mr. Jean-Claude Seys	31,900
Mr. Jean Simonnet	26,800
Mr. Claude Tendil	30,200
Mr. Daniel Valot	28,500

(1)	The amount allocated to Carlo Acutis was initially EUR 26,800 which takes into account an initial tax of 25% (i.e., EUR 6,700) pursuant to articles 117 bis, 119 bis 2 and 187 of the French Tax Code.

(2)	Employee-elected Director

(3)	Jean Baligand resigned on August 18, 2004.

(4)	The amount allocated to Antonio Borges was initially EUR 37,000 which takes into account an initial tax of 25% (i.e., EUR 9,250) pursuant to articles 117 bis, 119 bis 2 and 187 of the French Tax Code.

(5)	The amount allocated to Allan Chapin was initially EUR 35,300 which takes into account an initial tax of 25% (i.e., EUR 8,825) pursuant to articles 117 bis, 119 bis 2 and 187 of the French Tax Code.

(6)	The amount allocated to Yvon Lamontagne was initially EUR 28,500 which takes into account an initial tax of 25% (i.e., EUR 7,125) pursuant to articles 117 bis, 119 bis 2 and 187 of the French Tax Code.

(7)	Helman Le Pas de Sécheval was elected to replace Jean Baligand on November 3, 2004.

(8)	The amount allocated to Herbert Schimetschek was initially EUR 23,400 which takes into account an initial tax of 25% (i.e., EUR 5,580) pursuant to articles 117 bis, 119 bis 2 and 187 of the French Tax Code.
In addition, some directors of SCOR attend or attended meetings of the boards of directors of some of the Group’s subsidiaries and consequently received related attendance fees for 2004 as follows:
SCOR U.S.:
Mr. Chapin: 27,000 USD
Mr. Lebègue: 14,700 USD
SCOR Canada:
Mr. Lamontagne: 40,000 CAD

2004 Compensation for Members of the Executive Committee
The aggregate amount of compensation of all members of SCOR’s Executive Committee (8 persons) during and for the year ended December 31, 2004 amounted to EUR 2,830,367 including fixed compensation for 2004 and variable compensation relating to 2003 paid during the first-half of 2004.
There is no employment contract between Mr. Kessler and SCOR. The terms and conditions of his appointment are described in the minutes of the meeting of the Board of Directors held on December 19, 2002. The Compensation and Nominations Committee decided that the compensation of the Chairman and Chief Executive Officer be made up as follows:

•	a fixed sum of EUR 500,000,

•	a variable portion for a maximum amount of EUR 500,000; including a portion of 2.75 per thousand of the consolidated net result for SCOR, up to EUR 350,000, and an amount up to EUR 150,000 determined by the Board of Directors being linked to the achievement of objectives decided for each year.
In addition, SCOR paid part of the cost of Denis Kessler’s rent for his apartment through September 30, 2004 totalling EUR 39,617 for 2004. Mr. Kessler is entitled to two years severance in the event of his termination and three years severance in the event of a material change in the shareholder structure of the Group.
There is no employment contract between Mr. Thourot and SCOR. The terms and conditions of his appointment are described in the minutes of the meetings of Directors held on January 22, 2003, as follows:

•	a fixed amount of EUR 410,000,

•	a variable portion for a maximum amount of EUR 410,000, including a portion of 1.50 per thousand of the consolidated net result for SCOR, up to EUR 287,000, and an amount up to EUR 123,000 determined by the Board of Directors being linked to the achievement of objectives decided for each year by the Chairman and Chief Executive Officer.
In addition, in the event Mr. Kessler resigns as CEO for any reason, Mr. Thourot is required to resign as Chief Operating Officer upon the appointment of a new Chief Executive Officer. Mr. Thourot is entitled to two years compensation in the event the Company terminates his mandate, subject to certain conditions and to three years compensation if Mr. Thourot resigns from his position, subject to certain conditions.
The following table sets forth 2004 and 2003 compensation information for Messrs. Kessler, Thourot and Osouf.

	Fixed compensation	Variable compensation	Total compensation	Total compensation
	for 2004 in EUR	for 2004 in EUR	for 2004 in EUR	paid in 2003 in EUR

Mr. Denis Kessler	500,000	150,000	650,000	650,000
Mr. Patrick Thourot	410,000	123,000	533,000	383,000	(1)
Mr. Serge Osouf(2)	–	–	–	200,917

(1)	M. Thourot joined the Group on January 27, 2003

(2)	Serge Osouf’s term of office ended on January 22, 2003 before his retirement on November 1, 2003.

The Compensation and Nominations Committee determines the variable compensation attributed to the other members of the Executive Committee on proposal of the Chairman. The variable portion of the compensation presented in the following table depends, on one hand, on the achievement of individual objectives and, on the other hand, on the achievement of the Group’s results objectives which are based on return on equity.

	Fixed compensation	Variable compensation	Total compensation
	for 2004 in EUR	for 2004 in EUR	for 2004 in EUR

Mr. Marcel Kahn(1)	195,152	–	195,152
Mr. Jean-Luc Besson	209,000	50,460	259,460
Mr. Romain Durand	255,000	79,635	334,635
Mr. Victor Peignet(2)	203,000	109,078	312,078
Mr. Henry Klecan Jr.(3)(4)	226,743	25,481	252,224
Mr. Yvan Besnard(5)	157,000	11,700	168,700
Mr. François Terren(6)	80,110	–	80,110
Mr. Renaud de Pressigny(7)	45,000	–	45,000

(1)	Marcel Kahn joined SCOR on April 14, 2004 as Chief Financial Officer

(2)	Victor Peignet was appointed on April 1, 2004 as Managing Director, Business Solution Division

(3)	Henry Klecan Jr. has been appointed on January 1, 2004 as Chairman & Chief Executive Officer of SCOR U.S., he is also Chairman & Chief Executive Officer of SCOR Canada.

(4)	Change rate at 31.12.04 1 EUR = 1.3604 USD/1.6483 CAD

(5)	Yvan Besnard has been appointed on July 2, 2004 as Director for Non Life Treaties, Europe

(6)	François Terren left the Company on April 14, 2004

(7)	Renaud de Pressigny left the Company on May 1, 2004
Like all Group senior executives, members of the Group Executive Committee are entitled to a guaranteed capped pension plan conditioned on a 10-year length of service in the Group, the payment of which is based on their average compensation over the last five years at SCOR. They also benefit from the use of a vehicle for professional transportation. The aggregate amounts set aside or accrued by the Group to provide pension, retirement or similar benefits for senior executives in 2004 was EUR 267,881.
The members of the Executive Committee do not receive directors’ fees in respect of their directorships of companies in which SCOR holds more than 20% of the capital. They are, however, reimbursed for justified business expenses.
C. BOARD PRACTICES
Board Committees
At its meeting on May 15, 2003, the Board of Directors of SCOR set up four advisory committees to prepare the Board’s proceedings and make recommendations to it on specific subjects.

•	The Strategic Committee is comprised of Denis Kessler, Chairman; Allan Chapin(1); Daniel Lebègue(1); Helman Le Pas de Sécheval(2); André Lévy-Lang(1); Jean-Claude Seys; Claude Tendil(1); and Daniel Valot(1).
         Its mission is to scrutinize the Group’s development strategies and to make recommendations on major Group acquisition and disposal plans.
         In the course of its three meetings in 2004, the Strategic Committee has in particular reviewed the three year strategic plan of the Group called the “Moving Forward” plan adopted in August 2004.

(1)	Independent director.

(2)	Appointed as member of Strategic Committee on November 3, 2004 in replacement of Jean Baligand who resigned on August 18, 2004.

•	The Accounts and Audit Committee is comprised of Daniel Lebègue(1), Chairman; André Lévy-Lang(1); Antonio Borges(1); and Helman le Pas de Sécheval(3)

Its mission is to scrutinize the fairness of the Group’s financial statements and compliance with internal procedures, and the controls and inspections carried out by the statutory auditors and by the internal audit division.
         The Accounts and Audit Committee met eight times in 2004 and discussed the following matters:

–	Analysis of the audited accounts for 2003 and non-audited quarterly accounts for the first three quarters of 2004;

–	Refinancing of the OCEANEs bond issuance described in “Item 9.A. – The Offer and Listing Details”;

–	Preparation of the transition to the IFRS rules;

–	Relations with rating agencies;

–	Remuneration of the statutory auditors and analysis of their missions;

–	Setting up and monitoring of procedures to fight against fraud and money laundering;

–	Internal control procedures and introduction within the group of management letters;

–	Analysis of SCOR procedures in relation to the Sarbanes-Oxley Act;

–	Procedures for provisional accounts;
         The Accounts and Audit Committee has established standing rules that emphasize two essential missions:

–	accounting missions, notably comprising scrutiny of periodic financial documents, review of the appropriateness of choices and proper application of accounting methods, review of the accounting treatment of all significant transactions, review of off-balance sheet liabilities, management of the selection, remuneration, independence and scope of the engagement of the statutory auditors, control of all accounting and financial disclosure documents and related press releases prior to their release to the public; and

–	ethical and internal control missions. The Accounts and Audit Committee has a duty to ensure that internal procedures for the gathering and verification of data guarantee the quality and reliability of SCOR’s financial statements. Further, it is the duty of the Accounts and Audit Committee to review related-party transactions, to analyze and reply to employees’ questions with respect to internal controls, preparation of the financial statements, and the treatment of accounting entries.
         The rules of the Accounts and Audit Committee were approved by the Accounts and Audit Committee on March 18, 2005.

•	The Compensation and Nominations Committee is comprised of Allan Chapin(1), Chairman; André Lévy-Lang(1); and Georges Chodron de Courcel(2).
         Its missions are to make recommendations on the compensation of Group directors and officers and of senior executives, pension plans and stock options, and to make proposals regarding the membership and organization of the Board of Directors and its committees.

(1)	Independent director

(2)	Non-voting director

(3)	Non-voting member of the Accounts and Audit Committee.

         The Compensation and Nominations Committee met three times in 2004 and has made recommendations on the implementation of a stock award plan, a stock options plan and on the bonus to be allocated to the senior executives of SCOR.

•	The Risks Committee is comprised of Carlo Acutis(1); Antonio Borges(1); Daniel Havis(1); Yvon Lamontagne(1); Daniel Lebègue(1); Herbert Schimetschek(1); Jean Simonnet(1); Claude Tendil(1); Georges Chodron de Courcel(2); and Helman le Pas de Sécheval(1).
         Its mission is to identify the major risks to which the Group is exposed on both the assets and liabilities sides, and to ensure that means are in place to monitor and manage these risks. It scrutinizes the main technical and financial risks to which the Group is exposed. The Risks Committee did not meet in 2004 because all of the matters it would have acted upon were acted upon by the full board or the Audit and Accounts Committee. As a result, on March 23, 2005, the board determined to disband the Risks Committee going forward.
D. EMPLOYEES
As of December 31, 2004, the Group employed 1,038 people, including 605 at its headquarters in Paris, 227 in North America, 50 in the Asia-Pacific region, 136 in other European countries, and 20 in other regions. In addition to the provisions of the French labor code, SCOR’s employees in France are covered by various collective bargaining agreements relating to working conditions that are negotiated periodically with the employees’ representatives. SCOR considers its employee relations to be good.
The number of employees overall decreased by 10.7% from 1,162 as of December 31, 2003 to 1,038 as of December 31, 2004. The primary decrease took place in North America and in the Property-Casualty Reinsurance and the Business Solutions areas.
The following table sets forth the distribution of employee at the dates indicated:

	As of December 31,

	2002	2003	2004

Number of employees	1,256	1,162	1,038
Breakdown by geographic location
France	653	639	605
Asia-Pacific region	70	58	50
Other European countries	168	159	136
North America	346	287	227
Other regions	19	19	20

	1,256	1,162	1,038
Breakdown by main category of activity
Property-Casualty reinsurance	620	514	391
Life reinsurance	213	227	192
Credit, Surety & Political Risks	14	13	7
Commercial Risk Partners	38	11	7
Management, Investment and other	371	397	441

	1,256	1,162	1,038

E. SHARE OWNERSHIP
Shares Held by Directors and Executive Officers
The following table indicates the number of Ordinary Shares held by each director of the Company as of December 31, 2004, representing approximately 0.05% of SCOR’s outstanding capital stock on such date:

Directors
Mr. Carlo Acutis	60,000
Mrs. Michèle Aronvald	948
Mr. Antonio Borges	1
Mr. Allan Chapin	1,000
Mr. Daniel Havis	7,602
Mr. Denis Kessler	132,420
Mr. Yvon Lamontagne	4,460
Mr. Helman le Pas de Sécheval	500
Mr. Daniel Lebègue	100
Mr. André Lévy Lang	150,000
Mr. Herbert Schimetschek	6
Mr. Jean-Claude Seys	14,600
Mr. Jean Simonnet	2,736
Mr. Claude Tendil	1,506
Mr. Daniel Valot	100

Total	375,979

Non-Voting Directors
Mr. Georges Chodron de Courcel	17,837

Total	17,837

Stock Option Plans
The total number of share options outstanding as of December 31, 2004 was 17,055,698.
As of December 31, 2004, unexercised share subscription options, if exercised, would lead to the creation of 12,682,726 shares, representing approximately 1.97% of the capital of the Company.
The following table sets forth certain information relating to the various option plans as of December 31, 2004:

								Number
								granted to
						Total	Number	ten first
		Date of Board	Date options			Number	granted to	beneficiaries
		of Directors’	become		Number of	of shares	the Group’s	employed
OPTION PLAN		Resolution	exercisable	Expiration date	beneficiaries	granted	executives	by SCOR

1992		September 28	Expired	Expired	76	318,800	42,000	54,000
1994		May 9	Expired	Expired	104	429,000	59,000	64,000
1995		May 15	May 15, 1996 (30%) May 15, 1997 (30%) May 15, 1998 (40%)	May 14, 2005	99	430,000	82,000	68,000
1996		September 5	Sept. 5, 1997 (30%) Sept. 5, 1998 (30%) Sept. 5, 1999 (40%)	Sept. 4, 2006	122	480,000	83,000	70,000
1997		September 4	September 4, 2002	Sept. 3, 2007	113	481,500	112,000	72,000
1998		September 3	September 4, 2003	Sept. 3, 2008	134	498,000	130,000	71,500
1999		September 2	September 3, 2004	Sept. 2, 2009	145	498,500	130,000	71,000
2000		May 4	May 5, 2004	May 3, 2010	1,116	111,600	600	1,000
2000		August 31	September 1, 2005	Aug. 30, 2010	137	406,500	110,000	63,000
2001		September 4	September 4, 2005	Sept. 3, 2011	162	560,000	150,000	77,000
2001		October 3	October 4, 2005	Oct. 2, 2011	1,330	262,000	1,200	2,000

TOTAL						4,475,900	899,800	613,500

Readjusted total after the capital increase, at December 31, 2002						7,615,337	1,530,928	1,043,814
2003		February 28	February 28, 2007	Feb. 27, 2013	65	986,000	450,000	170,000
2003	(1)	June 3	June 3, 2007	June 2, 2013	1,161	–	–	–
2003			Without any condition			1,556,877	288,750	122,100
2003			With condition of 12% ROE 2004			778,439	144,375	61,050
Readjusted total after the capital increase, at December 31, 2003						15,924,979	3,515,129	2,034,134

2004		August 25	August 26, 2008	Aug. 25, 2014	171	5,990,000	1,335,000	920,000

TOTAL at December 31, 2004						21,914,979	4,250,129	2,954,134

(1)	Some of the options granted in June 2003 depended on the Group’s profitability being more than 10% and 12% greater than the Group’s average shareholders’ equity for 2003 and 2004 respectively. These conditions were unrealized so the options were cancelled. For 2003, it was confirmed by the validation of the accounts at the May 15, 2004 Shareholders Meeting.
Following the capital increase on December 31, 2002, the Company has adjusted the price of the shares issuable upon the exercise of options granted and the number of shares issuable upon the exercise of options, pursuant to article L. 225-81 of the French Commercial Code.
The exercise price of shares issuable upon the exercise of options, as set prior to this capital increase, has been reduced by an amount equal to the product of this price multiplied by the ratio between (a) the value of the preferential subscription right and (b) the value of the share prior to removal of this right, i.e.:

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

Initial number of options × previous offer price

New offer price as defined below
These calculations have been performed individually and by plan, and rounded up to the nearest share. The same calculations have been applied after the capital increase of January 7, 2004.
The table below summarizes the status of the various option plans:

Status at December 31, 2004

	Exercise Price	Options outstanding	Number of	Options
	after readjusting for	after the capital	options cancelled	outstanding at		Options
	capital increases	increase of	at the end of	the end of		granted in
Option Plan	(in EUR)	January 7, 2004	2004	2004		2004

1995	6.59	222,498	29,716	192,782		0
1996	11.7	743,406	39,621	703,785		0
1997	15.03	902,587	37,144	865,443		0
1998	22.72	979,358	42,098	937,260		0
1999	18.58	950,886	47,051	903,835		0
2000	19.39	208,164	20,916	187,248		0
2000	18.17	828,330	66,861	761,469		0
2001	19.39	1,230,713	92,865	1,137,848		0
2001	13.73	505,946	60,634	445,312		0
2003	2.86	1,392,042	116,489	1,275,553		0
2003	3.94	4,265,223	610,060	3,655,163		0
2004	1.14	0	0	5,990,000	(1)	5,990,000

Total		12,229,153	1,163,455	17,055,698		5,990,000

(1)	granted in December 2004
The option plans for the years 1994 to 1997 are share subscription plans giving rise to an increase in capital. Starting with the 1998 plan, all plans provide for the purchase of existing shares.
There are no stock option plans providing for the purchase of or subscription to shares in Group subsidiaries.
Following the authorization decided by the Shareholders’ meeting on April 18 2002, the Board of Directors approved, on February 28, 2003, a plan for senior officers providing for a total of 986,000 options (1,435,725 options after the capital increase of January 7, 2004), granted without discount, at a price of EUR 4.16 per option (EUR 2.86 after capital increase). Options can be exercised all at once or separately but with a minimum of 100 shares each time, from February 28, 2007 to February 27, 2013. After February 27, 2013, any unexercised options are cancelled, null and void.
SCOR’s Board of Directors decided on June 3, 2003, in accordance with the delegation received from the extraordinary shareholders’ meeting of May 15, 2003, to set up two new stock subscription plans for (i) all the employees of the SCOR Group and (ii) two officers, namely Mr. Denis Kessler (Chairman and CEO of SCOR) and Mr. Patrick Thourot (Vice-President of SCOR) and certain senior executives of the Group. In both plans, the stock subscription price amounts to EUR 5.74 per share (EUR 3.94 after capital increase of January 7, 2004). The 3,113,754 options (4,534,061 after the capital increase of January 7, 2004) may be exercised on one or several occasions between June 3, 2007 and June 2, 2013.
Options are granted to officers and senior executives and may be exercised according to the following procedure: (i) 50% without condition; (ii) 25% at such time as the Group consolidated net income for the 2003 fiscal year is greater than 10% of the average Group consolidated net equity (such average being deemed to be net equity at the opening of the fiscal year plus net equity at the end of the fiscal year divided by two); and (iii) 25% at such time as the Group consolidated net income for the 2004 fiscal year is greater than 12% of the average Group consolidated net equity (such average being deemed to be net equity at the opening of the fiscal year plus net equity at the end of the fiscal year divided by two).
Taking into account the loss recorded for 2003, 25% of subscription options granted to the directors and officers in 2003 were cancelled.
SCOR’s Board of Directors approved on August 25, 2004, a new subscription plan for certain senior and middle managers, proposing a total of 5,990,000 options. The stock subscription price amounts to EUR 1.14 per share. The options may be exercised on one or several occasions (with a minimum of 1000 shares per exercise) from August 26, 2008 through August 25, 2014. After August 25, 2014, any unexercised options are cancelled, null and void.
The table below shows the outstanding options for members of the Executive Committee, as at December 31, 2004:

					Potential Volume
	Options	Options to		Price	of transaction
	exercised	be exercised	Option Plan	(in EUR)	(in EUR)	Exercise Date

Denis Kessler	0	364,019	02/28/2003	2.86	1,041,094	02/28/2007 - 02/28/2013
	0	240,254	06/03/2003	3.94	946,601	06/03/2007 - 06/03/2013
	0	375,000	08/25/2004	1.14	427,500	08/26/2008 - 08/25/2014

TOTAL		979,273

Patrick Thourot	0	72,804	02/28/2003	2.86	208,219	02/28/2007 - 02/28/2013
	0	90,096	06/03/2003	3.94	354,978	06/03/2007 - 06/03/2013
	0	180,000	08/25/2004	1.14	205,200	08/26/2008 - 08/25/2014

TOTAL		342,900

Romain Durand	0	19,809	09/04/1997	15.03	297,729	09/04/2002 - 09/03/2007
	0	29,713	09/03/1998	22.72	675,079	09/04/2003 - 09/03/2008
	0	32,188	09/02/1999	18.58	598,053	09/03/2004 - 09/02/2009
	0	249	05/04/2000	19.39	4,828	05/05/2004 - 05/03/2010
	0	37,140	08/31/2000	18.17	674,834	09/01/2005 - 08/30/2010
	0	49,520	09/04/2001	19.39	960,193	09/04/2005 - 09/03/2011
	0	497	10/03/2001	13.73	6,824	10/04/2005 - 10/02/2011
	0	43,683	02/28/2003	2.86	124,933	02/28/2007 - 02/28/2013
	0	60,065	06/03/2003	3.94	236,656	06/03/2007 - 06/03/2013
	0	180,000	08/25/2004	1.14	205,200	08/26/2008 - 08/25/2014

TOTAL		452,864

Jean-Luc Besson	0	43,683	02/28/2003	2.86	124,933	02/28/2007 - 02/28/2013
	0	60,065	06/03/2003	3.94	236,656	06/03/2007 - 06/03/2013
	0	120,000	08/25/2004	1.14	136,800	08/26/2008 - 08/25/2014

TOTAL		223,748

Marcel Kahn	0	120,000	08/25/2004	1.14	136,800	08/26/2008 - 08/25/2014

TOTAL		120,000

					Potential Volume
	Options	Options to		Price	of transaction
	exercised	be exercised	Option Plan	(in EUR)	(in EUR)	Exercise Date

						09/05/1997 (30%) - 09/04/2006
						09/05/1998 (30%) - 09/04/2006
Victor Peignet	0	9,905	09/05/1996	11.7	115,889	09/05/1999 (40%) - 09/04/2006
	0	12,381	09/04/1997	15.03	186,086	09/04/2002 - 09/03/2007
	0	9,905	09/03/1998	22.72	225,042	09/04/2003 - 09/03/2008
	0	12,381	09/02/1999	18.58	230,039	09/03/2004 - 09/02/2009
	0	249	05/04/2000	19.39	4,828	05/05/2004 - 05/03/2010
	0	14,857	08/31/2000	18.17	269,952	09/01/2005 - 08/30/2010
	0	19,809	09/04/2001	19.39	384,097	09/04/2005 - 09/03/2011
	0	497	10/03/2001	13.73	6,824	10/04/2005 - 10/02/2011
	0	26,21	02/28/2003	2.86	74,961	02/28/2007 - 02/28/2013
	0	56,059	06/03/2003	3.94	220,872	06/03/2007 - 06/03/2013
	0	120,000	08/25/2004	1.14	136,800	08/26/2008 - 08/25/2014

TOTAL		282,253

Henry Klecan	0	14,857	09/04/2001	19.39	288,077	09/04/2005 - 09/03/2011
	0	497	10/03/2001	13.73	6,824	10/04/2005 - 10/02/2011
	0	11,649	02/28/2003	2.86	33,316	02/28/2007 - 02/28/2013
	0	32,034	06/03/2003	3.94	126,214	06/03/2007 - 06/03/2013
	0	120,000	08/25/2004	1.14	136,800	08/26/2008 - 08/25/2014

TOTAL		179,037

Yvan Besnard	0	17,334	09/04/1997	15.03	260,530	09/04/2002 - 09/03/2007
	0	17,334	09/03/1998	22.72	393,828	09/04/2003 - 09/03/2008
	0	17,334	09/02/1999	18.58	322,066	09/03/2004 - 09/02/2009
	0	249	05/04/2000	19.39	4,828	05/05/2004 - 05/03/2010
	0	14,857	08/31/2000	18.17	269,952	09/01/2005 - 08/30/2010
	0	17,334	09/04/2001	19.39	336,106	09/04/2005 - 09/03/2011
	0	497	10/03/2001	13.73	6,824	10/04/2005 - 10/02/2011
	0	26,210	02/28/2003	2.86	74,961	02/28/2007 - 02/28/2013
	0	28,831	06/03/2003	3.94	113,594	06/03/2007 - 06/03/2013
	0	120,000	08/25/2004	1.14	136,800	08/26/2008 - 08/25/2014

TOTAL		259,980

GRAND TOTAL		2,840,055			11,969,220

Other Stock Compensation
On August 24, 2004, the Board of Directors approved a stock compensation plan applicable to all employees of the Group. This plan was implemented following the authorization of the May 18, 2004 shareholders’ meeting and a subsequent proposal of the Compensation and Nominations Committee. The Group decided to grant shares for no consideration to all employees of the Group. On January 10, 2005, a distribution of 4,397,008 shares was made to all employees. A subsequent distribution of 2,418,404 shares will be made to certain employees on November 10, 2005, provided certain eligibility conditions are met. Of the shares distributed to the employees, the following represent the shares issued to directors and executive officers (which represents 50% of the total shares they are entitled to under this plan):

Denis Kessler	187,500
Patrick Thourot	90,000
Romain Durand	90,000
Jean-Luc Besson	75,000
Marcel Kahn	75,000
Victor Peignet	75,000
Henry Klecan	65,576
Yvan Besnard	51,842
Total	709,918

Item 7. Major Shareholders and Related Party Transactions
A. MAJOR SHAREHOLDERS
The following sets forth entities or persons known to the Company to be the direct or indirect holders of 5% or more of the Company’s Ordinary Shares as of February 28, 2005, employees of SCOR and SCOR as of the dates written:

	December 31, 2002			December 31, 2003(1)				December 31, 2004				February 28, 2005

			% of				% of				% of				% of
	Number	% of	voting	Number		% of	voting	Number		% of	voting	Number		% of	voting
	of shares	capital	rights(2)	of shares		capital	rights(2)	of shares		capital	rights(2)	of shares		capital	rights(2)

Groupama/ Gan Groupe(3)	26,255,453	19.23%	19.23%	25,656,535		18.79%	18.86%	155,260,343	(4)	18.95%	19.17%	155,260,343	(4)	18.95%	19.05%
Silchester(5)	11,900,000	8.72%	8.72%	11,729,332		8.59%	8.62%	70,375,992		8.59%	8.69%	70,375,992		8.59%	8.64%
Marathon AM(5)	7,490,975	5.49%	5.49%	9,145,757		6.70%	6.72%	58,549,828		7.15%	7.23%	58,549,828		7.15%	7.18%
Groupe MAAF-MMA(6)	6,707,235	4.91%	4.91%	6,707,235		4.91%	4.93%	31,505,874		3.85%	3.89%	31,505,874		3.85%	3.87%
MACIF(7)	3,966,628	2.91%	2.91%	3,966,628		2.91%	2.92%	26,941,535	(8)	3.29%	3.33%	26,941,535	(8)	3.29%	3.31%
Generali(9)	2,104,260	1.54%	1.54%	2,365,660		1.73%	1.74%	15,100,507		1.84%	1.86%	15,100,507		1.84%	1.85%
MATMUT(10)	2,749,210	2.01%	2.01%	2,750,000		2.01%	2.02%	14,250,000		1.74%	1.76%	14,250,000		1.74%	1.75%
Employees	608,702	0.45%	0.45%	861,220	(11)	0.63%	0.63%	1,278,720	(12)	0.16%	0.16%	2,749,380	(13)	0.34%	0.34%
Owned by SCOR	–	–	–	489,500		0.36%	–	9,298,085		1.13%	–	4,342,480		0.53%	–
Others	74,762,382	54.75%	54.75%	72,872,978		53.37%	53.56%	436,708,186		53.30%	53.92%	440,193,131		53.73%	54.02%

Total	136,544,845	100%	100%	136,544,845		100%	100%	819,269,070		100%	100%	819,269,070		100%	100%

(1)	Information is as of the closest date to December 31, 2003 as possible.

(2)	The percentage of voting rights is determined on the basis of the number of shares outstanding after deducting the number of shares owned by the Company.

(3)	Source: Groupama.

(4)	This figure includes 139,439,070 shares owned directly by Groupama S.A. and 15,821,273 shares owned by subsidiairies and “Caisses-Regionales” of Groupama.

(5)	Source: Silchester, Marathon – These companies are shareholders through mutual funds.

(6)	Source: MAAF-MMA.

(7)	Source: MACIF.

(8)	This figure includes 26,908,937 shares owned directly and 32,598 shares owned through funds managed by MACIF Gestion.

(9)	Source: Generali.

(10)	Source: MATMUT.

(11)	This figure includes 295,220 shares owned directly and 566,000 shares owned through a company-sponsored mutual fund.

(12)	This figure includes 295,220 shares owned directly and 983,500 shares owned through a company-sponsored mutual fund.

(13)	This figure includes 1,765,880 shares owned directly and 983,500 shares owned through a company-sponsored mutual fund.
On or about January 7, 2004 as a result of a share capital increase, the Groupama/ Gan Groupe acquired more than 20% of the voting and other capital rights of the Company. In that same month, Groupama/ Gan Groupe sold a sufficient number of SCOR shares so that its ownership fell below the 20% threshold. As of December 31, 2004, Groupama/ Gan Groupe held approximately 18.95% of the Company’s share capital. To the Company’s knowledge, other than the transactions referred to above, no other material changes in the Company’s share ownership percentages took place during the year ended December 31, 2004.
A survey of all shares outstanding carried out by the Company in January 2004, aimed at identifying the owners of bearer shares, revealed the existence of more than 41,000 shareholders. In February 2005, a survey aimed at identifying the owners of bearer shares, revealed the existence of more than 37,000 shareholders. The Company estimates that as of February 28, 2005, a total of 34,586,938 Ordinary Shares, including 29,716,745 shares underlying the ADSs, or 4.22%, were held in the U.S. by approximately 10,000 holders. Since certain of SCOR’s ADSs and Ordinary Shares are held by brokers or other nominees, the number of ADSs and Ordinary Shares held of record and the number of record holders may not be representative of the location of where the beneficial holders are resident.

To the Company’s knowledge, no other shareholder or group of shareholders holds more than 5% of SCOR’s share capital other than those reflected above.
To the Company’s knowledge, there are no shareholder agreements or other agreements among our shareholders pursuant to which they act in concert. To the Company’s knowledge, there have been no transactions between senior managers, directors or officers, and shareholders holding more than 2.5% of the share capital (or of the company controlling them) and the Company on terms than other than market terms.
Groupama is the largest shareholder of SCOR. Mr. Baligand (Chairman of Groupama S.A. until April 26, 2004) was a director of SCOR until August 18, 2004. Mr. Baligand has been replaced in this position by Mr. Le Pas de Sécheval (Chief Financial Officer of Groupama S.A) on November 3, 2004, subject to approval of the shareholders at the annual meeting to be held in May 2005. SCOR has business relationships with Groupama, since it conducts reinsurance transactions with it.
All Ordinary Shares have the same voting rights. There is no covenant or clause thereof stipulating preferential terms for the sale or purchase of shares eligible for trading, or for which application is pending, on a regulated stock market and representing 0.5% or more of the share capital or voting rights of the Company that has been notified to the Autorité des Marchés Financiers.
At December 31, 2004, SCOR held 9,298,085 of its own shares.
The total number of voting rights at January 1, 2004 was 136,055,345, and at December 31, 2004 was 809,970,985.
To the Company’s knowledge, except as disclosed above, the Company is not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and the Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.
B. RELATED PARTY TRANSACTIONS
Several directors of the Company are also officers or directors of companies with whom SCOR has arm’s length transactions in the regular course of business. In particular, SCOR enters into reinsurance transactions with Groupama in the regular course of business.
The following material transactions have been executed with related parties since January 1, 2004:

•	As part of the transaction for the acquisition of Sorema S.A. and Sorema N.A. in May 2001, Groupama, as the seller of both companies provided two guarantees for a period of six years, pursuant to which it may be required to indemnify SCOR for negative developments concerning material social security and tax liabilities and liabilities in respect of technical reserves for the 2000 and previous subscription years as assessed at December 31, 2006. As of December 31, 2004, the amount of such obligations was estimated by SCOR at EUR 233,500,000. This amount may be adjusted at the end of the guaranty period which expires on June 30, 2007. Mr. Baligand, a former director of the Company, is an affiliate of Groupama, and Mr. Le Pas de Sécheval, the Chief Financial Officer of Groupama S.A., is currently a director of the Company.

•	In December 2002, SCOR entered into a credit agreement with a banking syndicate led by BNP Paribas providing for a credit facility of USD 900 million. The maximum amount of the credit line was successively reduced to: (i) USD 842 million under Amendment No. 2; (ii) USD 822 million following the Company’s contribution of its personal reinsurance activities to SCOR Vie; (iii) USD 732 million following the final discharge of the letters of credit relating to the reinsurance activities contributed; (iv) USD 582 million and finally to USD 292 million following partial waivers of the credit executed by SCOR and delivered to BNP Paribas in its capacity as issuing bank, under correspondence dated March 29, 2004 and September 8, 2004, respectively.
         On August 25, 2004, an Amendment No. 3 to the credit agreement was authorized by the Company’s Board of Directors in order to (i) eliminate some provisions that had become irrelevant following the discharge of pledges SCOR had made on certain of its subsidiaries on March 31, 2004 under the agreement; and (ii) to modify the obligations with respect to purchases of shares and capital reductions in order to specify an exception for the capital reduction and share buyback plan approved at the May 18, 2004 shareholders’ meeting.
         In addition, in November 2004 the Board of Directors authorized Amendment No. 4 to the credit agreement which extended the maturity date of the credit agreement to December 31, 2005 and reduced the credit lien to USD 115 million effective January 1, 2005. Amendment No. 4 also provided for the following lender fees payable under the credit agreement: (i) a use commission of 0.15% per year as of November 1, 2004, reduced from 0.30% per year under the original agreement; (ii) a non-use commission of 0.06% per year as of January 1, 2005, reduced from of 0.20% for the previous year, calculated on the basis of the amount of credit not used and not cancelled and payable quarterly, commencing with the quarterly payment due as of the execution date of Amendment No. 4 calculated on the basis of the average rate determined and prorated from the previously applicable rate of 0.20% per year and the new 0.06% per year rate applicable from and after the execution date; (iii) an extension commission of 0.045%, reduced from of 0.20%, calculated on the basis of the new USD 115 million amount of the credit facility as of January 1, 2005 and payable on January 3, 2005; (iv) an issuance commission of USD 400 for every issuance of a letter of credit; (v) a fronting commission payable to BNP Paribas of 0.10%, reduced from of 0.24%, calculated on the basis of the outstanding amount payable quarterly; and (vi) a commission for establishing Amendment No. 4 due to BNP Paribas of 0.04% of the new USD 115 million amount of the credit facility as of January 1, 2005 payable on January 3, 2005.
         In addition to the changes in the financial terms, Amendment No. 4 also: (i) expanded the real and personal sureties that SCOR may grant under the terms of the credit agreement; (ii) cancelled the requirement that SCOR obtain prior approval from the banking syndicate to dispose of assets, other than the equity interests held in SCOR Vie; (iii) raised the cross-default threshold to EUR 50 million; and (iv) substituted the concept of “Principal Subsidiaries” in lieu of the notion of consolidated “Member of the SCOR Group”.
         Amendment No. 4 included a partial and definitive reduction of the amount of the credit facility by SCOR in the amount of USD 177 million. As a result of this amendment, the total amount of credit available under the facility is USD 115 million as of January 1, 2005. The participating banks and their respective commitment amounts are as follows: BNP Paribas (USD 37.95 million, or 33%); CALYON (USD 26.45 million, or 23%); Natexis Banques Populaires (USD 19.55 million, or 17%); CIC (USD 17.25 million, or 15%); Ixis Corporate & Investment Bank (USD 8.05 million, or 7%); and CRCAM (USD 5.75 million, or 5%).
         Mr. Kessler, the Chairman and Chief Executive Officer and a director of the Company, also serves on the Board of Directors of BNP Paribas and Mr. Chodron de Courcel, a non-voting director of the Company, is the Chief Operating Officer of BNP-Paribas.

•	In June 2004, SCOR entered into an agreement in favor of BNP Paribas, Goldman Sachs International and HSBC CCF in connection with the placement of subscriptions for OCEANEs bonds. The agreement provided for a placement fee, a success fee and guaranty fee aggregating EUR 4,175,000. Mr. Kessler, the Chairman and Chief Executive Officer and a director of the Company, also serves on the Board of Directors of BNP Paribas; Mr. Chodron de Courcel, a non-voting director of the Company, is the Chief Operating Officer of BNP-Paribas; and Mr. Borges, a director of the Company, is Vice Chairman and a Director of Goldman Sachs International.

•	In June 2004, the Company’s Board of Directors approved a loan in favor of its subsidiary, SCOR Auber, in the amount of EUR 23,570,000, the proceeds of which were used to fund the acquisition by SCOR Auber of a logistics platform. Interest on the loan was calculated at market rates and the loan was conditioned on the understanding that EUR 10 million would be used to fund additional share capital following a capital increase. Mr. Thourot, COO of the Company, also serves on the board of SCOR Auber.

•	In August 2004, the Company authorized the renewal of a number of guaranty letters granted in favor of the following of its subsidiaries:

–	SCOR Reinsurance Co. Ltd (US);

–	General Security Indemnity Co. of Arizona;

–	General Security National Insurance Co.;

–	Investors Insurance Corp.;

–	SCOR Life Insurance Company (ex. Republic-Vanguard Life Insurance Co.);

–	SCOR Asia-Pacific Pte Ltd;

–	SCOR Canada Reinsurance Co.;

–	SCOR Channel;

–	SCOR Deutschland;

–	SCOR Financial Services Ltd;

–	SCOR Italia Riassicurazioni SpA;

–	SCOR Life U.S. Re Insurance Co.;

–	SCOR Reinsurance Co. (Asia) Ltd;

–	SCOR U.K. Co. Ltd; and

–	SCOR VIE.
         Messrs. Kessler, Chapin, Lamontagne, Lebègue and Thourot, directors and/or executive officers of SCOR, are affiliates of these subsidiaries.

•	On February 7, 2005, SCOR and its U.S. and Bermudian subsidiaries, SCOR U.S. and CRP, signed a large commutation agreement for the SCOR Group which will reduce the overall reserves of SCOR U.S. and, to a lesser extent, CRP, by approximately USD 300 million and will be accounted for in the first quarter of 2005.

•	In connection with SCOR’s last capital increase in January 2004, and in order to comply with certain preemptive subscription rights, on December 1, 2003 the Board of Directors authorized execution of a global guarantee contract between SCOR and BNP Paribas, Goldman Sachs and HSBC-CCF. Under this contract, BNP Paribas undertook to subscribe, directly or through affiliates, for 100% of any shares remaining unsubscribed at the close of the subscription, up to a maximum of 399,434,466 shares, at the issue price of the new shares (i.e., EUR 1.10 per share). The guarantee contract was ultimately not executed as the capital increase was fully subscribed. Mr. Kessler, the Chairman and Chief Executive Officer and a director of the Company, also serves on the Board of Directors of BNP Paribas; Mr. Chodron de Courcel, a non-voting director of the Company, is the Chief Operating Officer of BNP Paribas; and Mr. Borges, a director of the Company, is Vice Chairman and a Director of Goldman Sachs International.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

Item 8. Financial Information
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Legal Proceedings
We are involved in several legal proceedings concerning past environmental claims. Based on information currently available to us, we believe that the provisions we have reserved as of the date hereof are sufficient to cover these matters.
In addition, we are involved in the following litigation matters:
      In the United States:

•	In March 2003, General Security Insurance Company, or GSIC, a former subsidiary of SCOR, and General Security National Insurance Company, or GSNIC, a U.S. subsidiary of SCOR, initiated a declaratory judgment action in Missouri State court seeking a decision concerning whether a USD 5 million excess insurance policy issued to Pinnacle Realty Management Company, or Pinnacle, provided coverage for punitive damages. In response, Pinnacle initiated litigation in a Washington State court, asking that court to compel coverage. Pinnacle, which incurred a judgment in a Missouri State court of USD 18 million in damages, USD 16 million of which were punitive damages, in connection with the death of a child, sought coverage of the punitive damages, as well as additional treble damages and fees. The matter was fully and finally settled in November 2004 for an aggregate payment to Pinnacle of USD 2 million by GSIC and GSNIC.

•	In December 2002, a petition was filed by Dock Resins Corporation and Landec Corporation before a U.S. Federal District Court in New Jersey against SCOR’s subsidiary, Sorema North America Reinsurance Company, now known as GSNIC, for an alleged bad faith denial of coverage by GSNIC concerning business interruption suffered by the plaintiffs. GSNIC filed a cross claim for fraud and misrepresentation seeking to void the policy and preserve GSNIC’s right to recover the costs incurred in litigating the case. The plaintiffs claim an unspecified amount of damages in excess of policy limits for the contents and business interruption coverage, which are capped under the insurance policy at an aggregate total of USD 15 million. SCOR retroceded 80% of the policy outside of the SCOR Group. GSNIC has paid the undisputed portions of the claim. Efforts at settlement have failed as the plaintiff continues to demand in excess of policy limits in settlement. The parties are currently engaged in discovery. No date for trial has been set.

•	In September 2002, SCOR Reinsurance Company, or SCOR Re, was served with a complaint for breach of contract in a U.S. District Court in Oklahoma by the National American Insurance Company, or NAICO, with respect to sums NAICO alleges are due to them for reinsurance for two underlying surety bonds. The plaintiff demands a minimum amount of USD 6.3 million in damages. SCOR Re’s motion to dismiss, filed in Oklahoma District Court was denied. SCOR Re’s appeal of that decision was granted by a U.S. Court of Appeals and the matter is now proceeding in arbitration, with the hearing scheduled for the first week of June 2005 in Dallas, Texas.

•	Beginning in October 2001, various lawsuits have been brought, and counterclaims made, in U.S. Federal Court in New York concerning the question of whether the terrorist attack on the World Trade Center (WTC) on September 11, 2001 constitutes one or two occurrences under the terms of the applicable property insurance coverage. While SCOR is not a party to such lawsuits, a company that provided a part of the property insurance coverage on the WTC as a fronting company for SCOR is a party.

The first phase of the trial has been completed. In that phase, nine of the twelve insurers involved in that phase were found to be bound by the definition of the term occurrence that as a matter of law has been found to mean that the attack on the World Trade Center constituted one occurrence. The fronting company did not participate in that first phase, but has participated in a second phase of the trial which has been completed. The New York jury in the trial regarding the insurance coverage of the WTC rendered a verdict on December 6, 2004 that the attack on the WTC on September 11, 2001 constitutes two occurrences under the property insurance policies issued by Allianz Global Risks U.S. Insurance Company and the eight other insurers of the WTC that were parties to this trial. SCOR, a reinsurer of Allianz, considers the jury verdict to be contrary to the terms of the insurance coverage in force and to the intent of the parties. SCOR will fully support Allianz’s efforts to overturn the verdict. The jury verdict did not determine the amount of indemnification due from the insurers. A separate appraisal procedure is underway to determine the amount of indemnification due from the insurers resulting from the destruction of the WTC.

Allianz has instituted an arbitration proceeding against the Company in order to clarify the extent of the Company’s obligations under the reinsurance contract entered into with it. The arbitration proceeding has been stayed by the arbitration panel pending the happening of certain events relating to the second phase of the trial. Further to the completion of the second phase of the trial and at this stage, the arbitration proceeding has not been reactivated. Upon request of Allianz which asked the Company to post a new security further to the verdict of the second phase of the trial, the Company issued a letter of credit to the benefit of Allianz amounting to USD 145,320,000 on December 27, 2004, to guarantee its willingness and capacity to pay the ceding company if the jury verdict is not reversed by the U.S. Court of Appeals for the Second Circuit or if an appraisal process to be conducted under court supervision in 2005 were to lead to an increased amount of liabilities to be paid in the future.

In our original calculations for our technical reserves, we treated the WTC tragedy as one occurrence for purposes of the underlying insurance coverage because the terrorist attack on September 11, 2001 was a single, coordinated occurrence. As a result of the jury verdict described above, we have increased the reserves based on the actual replacement value established by the ceding Company’s claims adjustment. See “Item 3.D. – Risk Factors – We may be subject to losses due to our exposure to risks related to terrorist acts.”

•	The Group is also involved in various arbitration proceedings relating to the subscription of business, currently in run off, primarily relating to coverage for certain bond losses. The total amount of these claims is estimated at approximately USD 10.3 million.
      In Europe:

•	SCOR Vie, as the reinsurer of a European insurance company, is involved in a lawsuit in connection with a life insurance policy in the amount of approximately EUR 4.5 million. The beneficiary of the policy was killed in 1992. In June 2001, a Spanish court ordered the ceding company to pay approximately EUR 16 million under the policy, which amount included accumulated interest since 1992 as well as damages. Following this decision, SCOR Vie booked a technical provision of EUR 17.7 million in its accounts for the 2001 fiscal year. In May 2002, the Barcelona Court of Appeals found in favor of the ceding company. The representatives of the deceased have now appealed the case to the Spanish Supreme Court. The provision was maintained at December 31, 2004.

•	In December 2003, the minority shareholders of IRP Holdings, certain funds of Highfields Capital filed a petition with the High Court of Dublin seeking injunctive relief, including: (i) a declaration that, as a result of SCOR’s actions, the affairs of IRP Holdings have been conducted in a way that is oppressive and/or in disregard of Highfields’ interests; (ii) an order directing or declaring the termination of the quota share agreements between Irish Reinsurance Partners, as retrocessionaire, and SCOR, from such date as the Court may direct; (iii) an injunction that certain existing arrangements between SCOR and IRP Holdings under the quota share agreement, pursuant to which SCOR currently withholds certain funds of IRP Holdings, be terminated and such funds be returned to IRP Holdings; and (iv) an order for the reduction of IRP Holdings’ capital and the corresponding return of capital to the shareholders of IRP Holdings. The minority shareholder also applied for the dissolution of IRP Holdings on equitable grounds. In March 2004, the minority shareholder filed a related complaint against SCOR in the U.S. District Court for the District of Massachusetts. The complaint alleges fraud and related state law claims in connection with the minority shareholder’s investment in IRP and seeks unspecified compensatory and exemplary damages as well as interest and costs.

The Company is also involved in various other legal proceedings from time to time in the ordinary course of its business. However, other than the proceedings mentioned above, to our knowledge, there are no other litigation matters that are likely to have a material adverse impact on the Group.
Administrative proceeding

•	The Autorité des Marchés Financiers, or AMF, initiated an administrative proceeding on October 21, 2004 in connection with the financial information and trading activity in the Company’s shares that occurred in connection with its OCEANEs bond issuance in 2004. The Company has no additional information on this matter at this time.
B. SIGNIFICANT CHANGES
Except as disclosed elsewhere in this Annual Report, there have been no significant changes in the Group’s business since December 31, 2004, the date of the annual financial statements included in this Annual Report.

Item 9. The Offer and Listing
A. OFFER AND LISTING DETAILS
The following tables set forth the highest and lowest sales price and the average monthly trading volume of the Ordinary Shares on the Premier Marché until February 21, 2005 and on Eurolist from such date, as reported by Euronext Paris, and the highest and lowest sales price and the average monthly trading volume of the ADSs, as reported on the NYSE composite tape, for time periods indicated:

	Euronext			New York Stock Exchange

			Average Monthly	Price Per American		Average Monthly
	Price Per Ordinary Share		Trading Volume	Depositary Share		Trading Volume

	High	Low	Shares	High	Low	ADSs

2000	EUR 60.00	EUR 40.05	2,598,000	USD 53.63	USD 38.38	86,000
2001	EUR 58.20	EUR 24.47	1,679,000	USD 53.75	USD 27.89	89,000
2002	EUR 46.80	EUR 3.42	10,812,000	USD 40.80	USD 5.28	158,000
2003	EUR 6.48	EUR 1.14	26,130,668	USD 7.80	USD 1.62	1,327,835
First Quarter	EUR 5.44	EUR 2.61	8,529,115	USD 5.75	USD 3.35	66,827
Second Quarter	EUR 6.48	EUR 3.35	14,635,853	USD 7.80	USD 4.00	150,359
Third Quarter	EUR 5.65	EUR 4.39	17,672,319	USD 6.30	USD 5.07	194,526
Fourth Quarter	EUR 5.55	EUR 1.14	63,685,383	USD 6.50	USD 1.62	4,899,628
2004	EUR 1.80	EUR 1.00	119,620,704	USD 2.37	USD 1.23	12,707,650
First Quarter	EUR 1.80	EUR 1.20	224,202,079	USD 2.37	USD 1.52	34,569,666
Second Quarter	EUR 1.53	EUR 1.15	76,870,659	USD 1.91	USD 1.34	6,029,833
Third Quarter	EUR 1.39	EUR 1.00	88,322,260	USD 1.69	USD 1.23	4,088,767
Fourth Quarter	EUR 1.53	EUR 1.19	89,087,816	USD 2.11	USD 1.46	6,142,333
October 2004	EUR 1.30	EUR 1.19	40,935,858	USD 1.58	USD 1.46	2,274,300
November 2004	EUR 1.48	EUR 1.21	121,426,933	USD 1.90	USD 1.54	8,086,400
December 2004	EUR 1.53	EUR 1.36	104,900,657	USD 2.11	USD 1.80	8,066,300
2005	EUR 1.70	EUR 1.38	77,690,765	USD 2.29	USD 1.83	5,010,133
First Quarter	EUR 1.70	EUR 1.38	77,690,765	USD 2.29	USD 1.83	5,010,133
January 2005	EUR 1.58	EUR 1.38	75,708,878	USD 2.07	USD 1.83	3,709,000
February 2005	EUR 1.64	EUR 1.50	72,874,922	USD 2.20	USD 1.83	5,574,200
March 2005	EUR 1.70	EUR 1.52	84,488,496	USD 2.29	USD 1.83	5,747,200

Note: Following the capital increase of December 2002, all numbers related to the share price shown before December 2002 must be retreated by a correcting coefficient to adjust to new shares. This coefficient is 0.621545.
Note: Following the capital increase of December 2003, all numbers related to the share price shown before December 2003 must be retreated by a correcting coefficient to adjust to new shares. This coefficient is 0.45046. For quotations and volumes before December 2002 (First capital increase), the applicable coefficient is: 0.293495 (i.e. 0.45046 × 0.621545)
Note: The average monthly trading volume for each period includes the average of the monthly trading volume for each month in the period
On April 20, 2005, the last reported sale price of the Ordinary Shares on Euronext was EUR 1.59 and the last reported sale price of the ADSs on the NYSE was USD 2.03.
As of April 20, 2005, there were 819,269,070 Ordinary Shares outstanding, of which 30,116,745 or 3.68%, were held in the form of ADSs, each representing one Ordinary Share.
Euronext Paris is the most active trading market for the SCOR Ordinary Shares. The average monthly trading volume on Euronext was 119.6 million shares from January 2004 to December 2004 and 77.7 million shares from January 2005 to March 2005.
OCEANEs Issuance and Repayment
On January 3, 2005, SCOR repaid its OCEANEs bonds originally issued in June 1999 in the original principal amount of approximately EUR 233 million, at a price of EUR 65.28 per bond, for an aggregate amount of EUR 263 million, including repayment premium and reimbursement value of previously repurchased bonds. In 2004, we had previously repurchased 577,258 OCEANEs bonds, the reimbursement value of which corresponds to EUR 37.7 million. In July 2004, we issued EUR 200 million of OCEANEs bonds, consisting of 100 million bonds having a nominal value of EUR 2 each, which are bonds convertible or exchangeable for new or existing shares. The OCEANEs bonds will be fully redeemed in 2010. We used the proceeds from the OCEANEs bond issuance, together with available cash, to repay our OCEANEs bonds originally issued in June 1999.
The OCEANEs bonds bear interest at a rate of 4.125% per annum, payable in arrears on January 1, of each year, and are redeemable in full at maturity on January 1, 2010 at EUR 2 per bond. Early redemption in whole or in part is possible, at the sole option of the Company as follows:

•	at any time by means of repurchases on the market or over-the-counter or by public tender offer for all or a portion of the bonds;

•	at any time from January 1, 2008 to December 31, 2009, for all bonds outstanding, subject to a minimum notice period of at least 30 calendar days as follows:

•	by redemption at par, plus interest accrued from the last interest payment date preceding the early redemption date until the date set for redemption if the product of (i) the applicable conversion/exchange ratio and (ii) the average opening price of the Company’s shares on Euronext Paris calculated over a period of 20 consecutive trading days during which the shares are listed on such stock exchange, as selected by the Company from among the 40 consecutive trading days preceding the date of publication of a notice relating to such early redemption, exceeds 130% of the principal amount of the bonds;

•	at any time for all bonds outstanding, if less than 10% of the bonds issued remain outstanding, by redemption at par, plus interest accrued from the last interest payment date preceding the early redemption date until the date set for redemption.
Bondholders may request that each bond be converted into and/or exchanged for one ordinary share of SCOR at any time from July 2, 2004 until the seventh day preceding their normal or early redemption date. The Company may, at its option, deliver new shares and/or existing shares. As of April 10, 2005, all 100 million OCEANEs bonds are outstanding.
The OCEANEs bonds and the shares to be issued upon conversion or delivered upon exchange have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the U.S. except pursuant to an exemption from registration. That means that holders of the OCEANEs bonds and the underlying shares will not be able to transfer these securities readily and must be prepared to hold them indefinitely.
The following table sets forth the highest and lowest sales price and trading volume of the OCEANEs bonds issued in 2004 on Euronext Paris, as reported by Euronext Paris, for the periods indicated.

		Volume of
Year	Month	transactions	High	Low

			(EUR)	(EUR)
2004	July	93,365	2.12	2.05
	August	1,055,067	2.1	2.03
	September	675,868	2.17	2.1
	October	16,090	2.17	2.12
	November	653,151	2.23	2.05
	December	16,120	2.3	2.15
2005	January	592,469	2.32	2.13
	February	567,257	2.36	2.16
	March	123,599	2.25	2.35

Source Euronext

IRP
General
In December 2001, SCOR, in partnership with other investors, created IRP Holdings Limited, or IRP Holdings, and Irish Reinsurance Partners Limited, or Irish Reinsurance Partners. Irish Reinsurance Partners serves as the sole operating company of, and is wholly owned by, IRP Holdings. From January 1, 2002, IRP Holdings has been principally used, through Irish Reinsurance Partners, to reinsure part of SCOR’s worldwide Non Life business. This reinsurance agreement was not renewed in 2005. During the year ended December 31, 2004, IRP Holdings’ net income amounted to EUR 50.1 million after tax, or EUR 57.4 million before tax.
SCOR contributed 41.70% of the EUR 300 million initially invested in IRP Holdings. On March 20, 2003, SCOR acquired from certain of the original investors in IRP Holdings, 4.98% of its outstanding share capital for a total consideration of EUR 17.2 million, thereby increasing its participation to 46.68% of IRP Holdings’ outstanding share capital. In June 2003, SCOR acquired an additional 6.67% stake in IRP Holdings, previously held by certain other original investors, thus increasing its ownership in IRP Holdings from 46.68% as of March 31, 2003 to 53.35% as of June 30, 2003.
In a shareholders’ agreement, dated December 28, 2001, entered into upon the creation of IRP Holdings, SCOR committed to acquire from the minority shareholders of IRP Holdings, shares not yet held by SCOR. As of the date hereof, the only remaining minority shareholders are Highfields Capital Ltd, Highfields Capital I LP, Highfields Capital II LP and Highfields Capital SPC.
Mandatory Exchange
As contemplated at the time IRP Holdings was formed, it is intended that the minority shareholders will be bought out no later than May 31, 2005. The minority shareholders, however, may elect to postpone the date on which their IRP Holdings shares are acquired until May 31, 2006 if the simple average of (a) the ratio between the weighted average trading price of SCOR shares between October 1, 2004 and December 31, 2004 and the net asset value per share of SCOR as of September 30, 2004 and (b) the ratio between the weighted average trading price for SCOR shares between January 1, 2005 and March 31, 2005 and the net asset value per share of SCOR as of December 31, 2004 is less than 1. Any reference to NAV or net asset value of SCOR or IRP Holdings in this section means net asset value as calculated on the basis of their respective financial statements prepared in accordance with U.S. GAAP.
In connection with such buy-out agreements, SCOR will acquire the IRP Holdings shares either by exchange for SCOR shares that it holds in its treasury, or with newly issued shares, after approval by SCOR shareholders, or for cash, or by combining these various options, in SCOR’s sole discretion.
The exchange formula under the Shareholders’ Agreement is determined by the average of (i) the weighted average trading price of SCOR shares for the period from October 1 to December 31, 2004, inclusive, over the net asset value of SCOR per share as of September 30, 2004 and (ii) the weighted average trading price of SCOR shares for the period from January 1 to March 31, 2005, inclusive, over the net asset value of SCOR per share as of December 31, 2004.
If such average should be less than 1, the consideration in SCOR shares will be determined on the basis of an exchange ratio corresponding to the ratio of (a) the net asset value per share of IRP Holdings as of December 31, 2004, determined on the basis of IRP Holdings’ consolidated financial statements prepared in accordance with U.S. GAAP (the “Net Asset Value per IRP Share”) over (b) the weighted average trading price of SCOR shares on the trading day preceding the date on which the transaction is completed.
In such case, if SCOR should decide to complete the transaction in cash, the amount thereof will be determined by the product of (a) the Net Asset Value per IRP Share over (b) the number of shares of IRP Holdings owned by the minority shareholders.
If such average is greater than 1, the consideration in SCOR shares will be determined on the basis of an exchange ratio corresponding to the ratio of (a) the Net Asset Value per IRP Share over (b) the Net Asset Value for SCOR per share as of December 31, 2004, determined on the basis of SCOR’s consolidated financial statements prepared in accordance with U.S. GAAP.
In such case, if SCOR should decide to complete the transaction in cash, the amount thereof will be determined by the product of (a) the Net Asset Value per IRP Share multiplied by the applicable average as hereinabove set forth and (b) the number of shares of IRP Holdings owned by the minority shareholders.
Exchange Upon Change of Control
An exchange of IRP Holdings shares may also be triggered in the event of a tender offer or exchange offer by a third party to purchase 100% of SCOR’s shares which results in such party owning at least 33.3% of SCOR’s shares, or in the case of a merger where SCOR is not the surviving entity, or if a third party becomes the owner of SCOR assets exceeding 33.3% of SCOR’s net asset value. This provision could discourage third parties from launching a bid to acquire or merge with SCOR, and/or could make successful completion of any such bids more difficult to achieve.
While the purchase price of minority interests is subject to a number of variables and has not yet been determined, such amount could be significant and could result in the issuance of a significant number of SCOR’s Ordinary Shares, including to IRP Holdings.
Funds of Highfields Capital have initiated litigation against SCOR in Ireland and in the United States. See “Item 8.A. – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings.” This litigation affects the terms and conditions of the exit of the funds of Highfields Capital from IRP Holdings.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
The primary market for the Company’s Ordinary Shares is Euronext Paris, the French integrated national dealing system through which all French listed securities are exchanged. The Company’s ADSs are listed on the NYSE. Each ADS represents one Ordinary Share. The Ordinary Shares are also traded on the Frankfurt over-the-counter market (the Freiverkehrshandel).
The Company’s Ordinary Shares have been listed on the Paris Bourse and then on the premier marché of Euronext Paris under the symbol “SCO” since 1989. The premier marché of Euronext Paris has been replaced by Euronext Paris’ Eurolist since February 21, 2005 and the Ordinary Shares are accordingly traded on the Eurolist by Euronext.
The Company’s ADSs have been traded in the U.S. since October 11, 1996, the date of their listing on the NYSE under the symbol “SCO”. The Company’s ADSs are issued and exchanged by The Bank of New York, as Depositary.
Following the reorganization of Euronext indices on January 3, 2005, the Ordinary Shares are now included in the following indices: SBF 80, SBF 120, SBF 250, CAC MID 100, CAC MID & SMALL 190, EURONEXT PARIS FINANCIERES, EURONEXT PARIS ASSURANCE, EURONEXT NEXT 150 and EURONEXT PRIME. In the United States, the Ordinary Shares are included in the DOW JONES EUROPE STOXX 600, the DOW JONES EURO STOXX INDEX, the DOW JONES EUROPE INSURANCE INDEX, the DOW JONES EURO STOXX INSURANCE INDEX, the DOW JONES EUROPE STOXX SMALL CAP INDEX, and the DOW JONES EURO STOXX SMALL CAP INDEX.
The SBF 120 and 250 consist of the 120 most actively traded French stocks and the 250 largest stocks by capitalization. The CAC MID 100 index comprises the 100 next largest capitalizations after the 60 biggest stocks. Last, the CAC MID & SMALL 190 index combines the CAC MID 100 and some other less intensively traded stocks.

The Paris Market
Effective September 22, 2000, Euronext was formed from the merger of Paris Bourse SBF S.A. (which changed its name to Euronext Paris), the Amsterdam Stock Exchange and the Brussels Exchange, and the Portugal Exchange was included in Euronext in January 2002. Euronext operates four subsidiary holding companies in each of the four member countries. Each subsidiary continues to hold an exchange license for the local capital market. Listed companies remain listed on their original exchange but all shares are traded on a single integrated trading platform and listing requirements have been harmonized. Trading is regulated with a single rulebook and the take-over rules continue to be imposed domestically. Euronext provides integrated trading, clearing and settlement on all four markets, and a central counter party, netting and clearing house for all executed trades via Clearnet.
Official trading of listed securities on Euronext Paris is transacted through providers of investment services or prestataires de services d’investissements (investment companies and other financial institutions). The trading of SCOR Ordinary Shares takes place continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, with a closing auction at 5:30 p.m. During a pre-opening session from 7:15 a.m. through 9:00 a.m. transactions are recorded but not executed. Any trade effected after the close of a stock-exchange session is recorded, on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session.
Euronext Paris is a market enterprise (entreprise de marché) to which is entrusted the operation of regulated markets, including the admission of financial instruments. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris provides continuous trading by computer during trading hours for all listed securities.
Reform of the Regulated Market of Euronext
On February 21, 2005, Euronext replaced its three regulated markets (premier marché, second marché and nouveau marché) by a single list called Eurolist. Companies on this regulated market are classified by alphabetical order and by market capitalization.
Previously, the securities of most large public companies, including the SCOR Ordinary Shares, were listed on the premier marché of Euronext Paris. The second marché was available for small- and medium-sized companies, the nouveau marché for companies seeking development capital, and the EDR market for European Depositary Receipts. Shares of certain other companies are traded on the marché libre-OTC, an unregulated over-the-counter type of market. In addition, shares listed on Eurolist are placed in one of three categories depending on the volume of transactions. The Ordinary Shares are listed in the category known as Continu, or continuous trading, which includes the most actively traded shares.
Trading in the listed securities of an issuer may be reserved or suspended by Euronext Paris if changes in quoted prices exceed certain price limits defined by its regulations. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is usually the opening price, or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris to take into account available information. Further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. Euronext Paris may also reserve trading for a four-minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Autorité des Marchés Financiers, or AMF, may ask Euronext to suspend trading.

Trades of equity securities listed on Eurolist by Euronext are settled on a cash-settlement basis on the third trading day following the execution. All equity securities with a market capitalization of EUR 1,000 million or more or minimum daily trading volume of EUR 1 million, are eligible for a deferred settlement service (service de règlement différé SRD) in which the intermediary settles the trade with the seller in lieu of the investor. The investor may elect, for a fee, to decide on the determination date (date de liquidation), which is the fifth trading day prior to the end of the month either:

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
The transfer of ownership of equity securities traded on Eurolist of Euronext Paris occurs at the time of registration of the securities in the appropriate shareholder’s account.
In accordance with French securities regulations, any sale of equity securities executed on the deferred settlement service during the month of a dividend payment date is deemed to occur after payment of the dividend, and the purchaser’s account is credited with an amount equal to the dividend paid and the seller’s account is debited in the same amount. Prior to any transfer of securities held in registered form on Eurolist, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency.
Trades of securities listed on Eurolist are cleared and settled through Euroclear France S.A. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.
The Company currently has no plans to list its securities for trading in any other markets.
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.

Item 10. Additional Information
A. SHARE CAPITAL
Not applicable.
B. BYLAWS
For SCOR’s registry and number, please see “Item 4. Information on the Company – Business Overview.”
For a complete discussion of directors’ power under French law and SCOR’s bylaws, or statuts, please see “Item 6.A. – Directors and Senior Management – Board of Directors.”
The following summarizes certain material rights of holders of SCOR’s ordinary shares under the material provisions of its statuts and French law. A translation of the statuts, as of May 18, 2004, has been filed as an exhibit to this Annual Report.
As set forth in Article 3 of the statuts, SCOR’s corporate purpose includes the following:

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
Changes in Share Capital
SCOR’s share capital currently comprises a single class of shares.
The share capital of SCOR may be increased only with the approval of the shareholders at an extraordinary general meeting, following a recommendation of the Board of Directors. Increases in share capital may be effected either by the issuance of additional Ordinary Shares, by the issuance of preferred shares, or by an increase in the nominal value of existing Ordinary Shares. Shares of SCOR may be issued for cash, in satisfaction of indebtedness incurred by SCOR or by the exercise of a right attached to a security giving access to the capital.
An increase in share capital effected by capitalization of reserves, profits or share premium requires a simple majority of the votes cast.
French law permits different classes of shares to have different liquidation, voting and dividend rights.
Any decision to increase the share capital, with the exception of an issuance of shares in consideration for a contribution in kind or resulting from a prior issue of securities giving access to shares, requires the shareholders, at an extraordinary shareholders meeting, to decide upon a capital increase reserved to employees, it being understood that such capital increase does not have to be approved.
Moreover, if the shares held by the employees of SCOR and its affiliated companies through a company sponsored mutual fund represent less than 3% of its capital, an extraordinary general meeting must be conveyed every three years to vote a capital increase reserved to employees. As of December 31, 2004, employees of SCOR and its affiliated companies held as a group 0.19% of its capital.
Share dividends may be distributed in lieu of payment of cash dividends, as described under “– Dividend and Liquidation Rights”.
The share capital of SCOR may be decreased only with the approval of the shareholders at an extraordinary general meeting.
Share capital may be reduced either by decreasing the nominal value of the Ordinary Shares or by reducing the number of outstanding Ordinary Shares. The conditions under which the capital may be reduced will vary depending upon whether the reduction is attributable to losses incurred by SCOR. Under French company law all shareholders of SCOR must be treated equally.
If the reduction is not attributable to losses incurred by SCOR, each shareholder of SCOR will be offered an opportunity to participate in such capital reduction and may decide whether or not to participate therein (unless the reduction is effected by cancellation of shares repurchased pursuant to a buy-back program).
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
Additional Ordinary Shares Issuances Authorized
Under French law, shareholders can delegate to the Board of Directors, within certain limits of time defined by law, and within a maximum amount to be defined by the shareholders’ meeting, the power to issue Ordinary Shares, other classes of shares, including preferred shares, securities convertible, exchangeable, redeemable into or otherwise giving access to Ordinary Shares or preferred shares.
Then, the Board of Directors itself can delegate the power to decide the increase of share capital to the Chief Executive Officer (directeur général) or, with the agreement of the CEO, to one or several deputy Chief Executive Officers (directeur général délégué).
Pursuant to the authorization of the extraordinary shareholders’ meeting held on December 1, 2003, the Board of Directors decided the same day to carry out a share capital increase with preservation of preferential subscription rights and subdelegated such authority to its Chairman. Pursuant to such authorization, Mr. Kessler decided to issue 682,724,225 shares at a subscription price of EUR 1.10. This share capital increase was completed on January 7, 2004 in an amount of EUR 682,724,225 with a share premium of EUR 68,272,422.50.
Moreover, the extraordinary shareholders’ meeting held on May 18, 2004 authorized the Board of Directors to increase the share capital according to the following procedure:

•	through the issuance of securities giving access to the share capital with preservation of preferential subscription rights or by incorporation of reserves, profits or share premiums. The maximum total number of shares that may be issued for this purpose amounts to six hundred million, whereas the total principal amount of debt securities that may be issued by the Company shall not exceed an upper limit of EUR four hundred million.

•	through the issuance of securities giving access to the capital without preservation of preferential subscription rights. In this case the limits described in the previous paragraph are two hundred million shares and EUR two hundred million, respectively.

Pursuant to the authorization of the extraordinary shareholders’ meeting held on May 18, 2004, the Board of Directors decided on June 21, 2004 to issue bonds convertible and/or exchangeable into new or existing shares of SCOR, or OCEANEs, subdelegating the power to bring this decision into play to its chairman. Pursuant to such authorization, Mr. Kessler decided on June 23 and 24, 2004 to issue 100 million OCEANEs due January 1, 2010 of EUR 2.00 nominal value each, for an aggregate principal amount of EUR 200,000,000 and with a 4.125% coupon. See “Item 9.A. – OCEANEs Issuance.”
Preferential Subscription Rights
Holders of Ordinary Shares have preferential rights to subscribe for additional shares issued by SCOR for cash on a pro rata basis.
Shareholders may waive on an individual basis such preferential subscription rights.
The shareholders’ meeting may also decide to withdraw the preferential rights of shareholders with respect to any issuance of shares, or securities giving access, through conversion, exchange or otherwise, to the capital of SCOR. In such case, however, the Shareholders’ meeting has the power to grant to shareholders a non-transferable priority right to subscribe all or part of the issuance of shares, or of securities giving access, through conversion, exchange or otherwise, to the capital of SCOR.
Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares.
Attendance and Voting at Shareholders’ Meetings
In accordance with French law, there are two types of shareholders’ general meetings, ordinary and extraordinary.
Ordinary general meetings of shareholders are required for matters such as the election, replacement and removal of directors, the appointment of statutory auditors, the approval of the annual report prepared by the Board of Directors and of the annual accounts and the declaration of dividends. The Board of Directors is required to convene an annual ordinary general meeting of shareholders, which must be held within six months of the end of SCOR’s fiscal year. This period may be extended by an order of the President of the competent French Commercial Court. The fiscal year of SCOR begins on the first day of January of each calendar year and ends on the last day of December of that year.
Extraordinary general meetings of shareholders are required for approval of matters such as amendments to SCOR’s statuts, modification of shareholders’ rights, approval of mergers, increases or decreases in share capital, the creation of a new class of shares and the authorization of the issuance of securities giving access, by conversion, exchange or otherwise, to the capital. In particular, shareholder approval will be required for any and all mergers in which the Company is not the surviving entity or in which the Company is the surviving entity but in connection with which the company is issuing a portion of its share capital to the shareholders of the acquired entity.
Special meetings of shareholders of a certain class of shares (such as shares with double voting rights or preferred shares) are required for any modification of the rights associated with such class of shares. The resolution of the shareholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.
Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, if the Board of Directors fails to call such a meeting, by SCOR’s statutory auditors, by its liquidators in case of bankruptcy, by shareholders owning the majority of the Company’s Ordinary Shares or voting rights after having launched a takeover bid or by an agent appointed by a court.
The court may be requested to appoint an agent either by shareholder(s) holding at least 5% of SCOR’s share capital, or a duly authorized association of shareholders holding their Ordinary Shares in registered form for at least two years and holding together a certain percentage of the Company’s voting power (computed on the basis of a formula related to capitalization which on the basis of the Company’s outstanding share capital as of

December 31, 2004, would represent 1% of SCOR’s voting power) or by any interested party, including the Workers’ Council (Comité d’entreprise) in cases of urgency. The notice calling such meeting must state the agenda for such meeting.
At least 15 days before the date set for any general meeting on first call, and at least six days before any second call, notice of the meeting must be sent by mail to holders of Ordinary Shares who have held such Ordinary Shares in registered form for at least one month prior to the date of the notice.
Such notice can be given by e-mail to holders of Ordinary Shares in registered form who have accepted in writing this method of convocation.
For all other holders of Ordinary Shares notice of the meeting is given by publication in a journal authorized to publish legal announcements in the “département” in which SCOR is registered and in the Bulletin des annonces légales obligatoires, or BALO, with prior notice given to the AMF.
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
One or several shareholder(s), holding at least 5% of the Company’s share capital, the Workers’ council or a duly authorized association of shareholders holding their Ordinary Shares in registered form for at least two years and holding together a certain percentage of the Company’s voting power (computed on the basis of a formula related to capitalization which on the basis of the Company’s outstanding share capital as of December 31, 2004, would represent 1% of SCOR’s voting power) may, within 10 days after such publication, propose resolutions to be submitted for approval by the shareholders at the meeting.
Attendance and exercise of voting rights at ordinary general meetings and extraordinary general meetings of shareholders are subject to certain conditions. In accordance with French law and the Company’s statuts, in order to have the right to attend or be represented at a general meeting of shareholders and vote, a holder of Ordinary Shares held in registered form or, under certain conditions for holders who are not French residents, its intermediary, must have them registered in its name in a shareholder account maintained by or on behalf of SCOR within a number of days (that cannot exceed 5 days) before the meeting fixed by the Board of Directors.
A holder of Ordinary Shares (or its intermediary, where applicable) held in bearer form must deposit with the Company, within a number of days (that cannot exceed 5 days) before the meeting fixed by the Board of Directors, a certificate (certificat d’immobilisation de titres au porteur) issued by an accredited financial intermediary (French broker, bank or authorized financial institution) evidencing the holding of the Ordinary Shares until the time fixed for the meeting.
All shareholders who have properly registered their Ordinary Shares or have duly deposited at the Company’s registered office a certificate of an accredited financial intermediary have the right to participate in general meetings, either in person, by proxy, or by mail, and to vote according to the number of Ordinary Shares they hold.
Each Ordinary Share confers on the shareholder the right to one vote. There is no provision in the statuts for double or multiple voting rights for SCOR shareholders. Under French company law, Ordinary Shares held by entities controlled directly or indirectly by SCOR are not entitled to any voting rights.
Proxies may be granted by a shareholder or, under certain conditions, by its intermediary, to his or her spouse, to another shareholder, or by sending a proxy in blank to the Company without nominating any representative. In the latter case, the chairman of the meeting of shareholders will vote the Ordinary Shares covered by such blank proxy in favor of all resolutions proposed or approved by the Board of Directors and against all others.
The presence in person (including those voting by correspondence) or by proxy of shareholders holding not less than one fourth (in the case of an ordinary general meeting or an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium) or one-third (in the case of any other extraordinary general meeting) of the Ordinary Shares entitled to vote is necessary for a quorum. If a quorum is not present at any meeting, then the meeting is adjourned. On a second call, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium and the presence in person (including those voting by correspondence) or by proxy of shareholders holding not less than one fourth of the Ordinary Shares entitled to vote is necessary for a quorum in the case of any other extraordinary general meeting.
At an ordinary general meeting, a simple majority of the votes cast is required to pass a resolution. At an extraordinary general meeting, a two-thirds majority of the votes cast is required, except for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium, in which situation, a simple majority is sufficient.
However, a unanimous vote is required to increase liabilities of shareholders.
Abstention by those present in person or by correspondence or represented by proxy is deemed a vote against the resolution submitted to a vote.
The rights of a holder of shares of a class of capital stock of SCOR, including the Ordinary Shares, can be amended only after an extraordinary general meeting of all shareholders of such class has taken place and the proposal to amend such rights has been approved by a two-thirds majority vote of shares of such class present in person (including those voting by correspondence) or represented by proxy. As of December 31, 2004, the Ordinary Shares constitute the Company’s only class of capital stock.
In addition to rights to certain information regarding SCOR, any shareholder may, between the convocation of the meeting and the date of the meeting, submit to the Board of Directors written questions relating to the agenda for the meeting. The Board of Directors is required to respond to such questions during the meetings, subject to confidentiality concerns.
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
SCOR is required by law to establish and maintain a legal reserve at a level equal to 10% of the aggregate nominal value of its share capital and, if necessary to maintain such legal reserve, to make a minimum transfer of 5% of its net income each year to the legal reserve. The legal reserve is distributable only upon the liquidation of SCOR. SCOR’s statuts also provide that profits available for distribution of SCOR (after deduction of any amounts required to be allocated to the legal reserve) can be allocated to one or more optional reserves or distributed as dividends, as may be determined by the general meeting of shareholders.
The payment of dividends is fixed by the ordinary general meeting of shareholders at which the annual accounts are approved following recommendation of the Board of Directors. Dividends are distributable to shareholders pro rata their respective holdings of Ordinary Shares. Dividends are payable to holders of Ordinary Shares outstanding on the date of the shareholder meeting approving the distribution of dividends or, in the case of interim dividends, on the date of the meeting of the Board of Directors approving the distribution of interim dividends. The actual dividend payment date and the modalities of such payment are determined by the shareholders at the ordinary general meeting approving the declaration of the dividends or by the Board of Directors in the absence of such determination by the shareholders. The payment of the dividends must occur within nine months of the end of SCOR’s fiscal year. Dividends not claimed within five years of the date of payment revert to the French State. According to the statuts of the Company, shareholders may decide in an ordinary general meeting to give each shareholder the option of receiving all or part of a dividend or interim dividend in the form of Ordinary Shares. The determination of the portion, if any, of the annual dividend that each shareholder will have the option to receive in Ordinary Shares is also made at the ordinary general meeting of shareholders following a recommendation by the Board of Directors.
If SCOR has distributable profits (as shown on an interim balance sheet certified by SCOR’s statutory auditors), the Board of Directors has the authority, subject to French law and regulations, without the approval of shareholders, to distribute interim dividends.
In the event that SCOR is liquidated, the assets of SCOR remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of the Ordinary Shares, then the surplus, if any, will be distributed pro rata among the holders of Ordinary Shares in proportion to the nominal value of their shareholdings and subject to any special rights granted to holders of preferred shares, if any.
Repurchase of Ordinary Shares
Under French law, SCOR may not acquire its own shares, except:

1.	to reduce its share capital if this reduction is not motivated by losses with the approval of the shareholders at an extraordinary general meeting;

2.	to provide shares for distribution to employees under a profit-sharing or stock option plan after obtaining approval of the shareholders at an extraordinary general meeting; and

3.	for a specific purpose approved by the shareholders at an ordinary general meeting, such shareholders’ authorization being given for a period to be decided by the shareholders’ resolution and which may not exceed 18 months. The Board of Directors may delegate to the CEO (directeur général), or with the approval of the CEO, to one or several deputy CEO (directeur général délégué) powers to carry on such buy-back program.
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
If it intends to purchase its own shares, SCOR also has to comply with French regulation on trading by an issuer in its securities outlined in the paragraph entitled “Trading by the company in its own shares” below.
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
On May 18, 2004, SCOR’s shareholders approved a repurchase program for SCOR’s own shares as well as their possible cancellation. The shareholders have fixed the intervention price of the maximum buying price for one share to EUR 2.50, and the minimum selling price to EUR 1.10. The ordinary and extraordinary shareholders’ meeting held on May 18, 2004 authorized the Company to buy back or cancel shares representing 10% of its capital stock. Share repurchases must not have the effect of reducing the equity capital to a lesser amount than the sum of the capital and non-distributable reserves. Therefore, when the authorization was given on May 18, 2004, given the level of reserves and the number of shares already owned by the Company, it was limited to a number of shares representing 3.5% of SCOR’s share capital. Pursuant to this authorization, SCOR purchased back in 2004 a net total of 8,808,585 shares for an aggregate amount of EUR 10,396,590.79 and at an average price of EUR 1.18 per share.

Subject to applicable regulation, the Company intends to use the repurchased shares, in order of preference, for:

•	sales or purchases of the Company’s shares by any means, depending on market conditions or with a view to diversify the Company’s shareholder base;

•	the holding or the transfer of the shares by any means, in particular by exchange of shares;

•	the stabilization of the share price by making sales and purchases against the share price trend;

•	the implementation of stock option plans;

•	the distribution of shares to employees of the Group;

•	the pursuit of external growth transactions;

•	the cancellation of shares, within the limits set forth by law and subject to authorization by an extraordinary shareholders’ meeting, in order to improve earnings per share; and

•	the repurchase, by means of exchange, of IRP Holdings shares held by shareholders other than SCOR.
The Board of Directors intends to submit a proposal for the shareholders to approve at the next annual meeting of shareholders relating to a stock repurchase program for the 2005 fiscal year. The purpose of the 2005 program would be to, among others, enhance liquidity, acquire shares to be used in connection with distributions of shares to employees and directors and acquire shares to be used to finance acquisitions.
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
In the case of Shares held in bearer form, the Ordinary Shares can be held on the Shareholder’s behalf by an accredited intermediary and are inscribed in an account maintained by such accredited intermediary with Euroclear France separately from the Company Share Account. Ordinary Shares held in this manner are referred to as being in bearer form. Each accredited intermediary maintains a record of Ordinary Shares held through it and will issue certificates of inscription in respect thereof. Transfers of Ordinary Shares held in bearer form may only be effected through accredited intermediaries.
SCOR’s statuts permit it to request Euroclear France at any time to provide it with the identity, address and citizenship of the holders of Ordinary Shares.
The Ordinary Shares held by non-French residents can be inscribed in an account, either maintained by an accredited intermediary or the Company, under the name of their intermediary, who can represent several holders. These intermediaries, acting on behalf of shareholders living outside of France, are obliged to spontaneously declare their capacity as intermediaries as soon as the account is opened . They have to provide, if required by SCOR, the identity of the actual shareholder(s). Also, SCOR may request any legal person who holds more than

2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time might be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.
Requirements for Holdings Exceeding Certain Percentages. French law provides that any individual or entity, directly or indirectly, acting alone or in concert with others, that becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50%, 66 2/3% of the outstanding shares or the voting rights thereof of the Company, or whose holding decreases below any such percentage, must notify the Company, within five trading days of the date such threshold has been crossed, of the number of Ordinary Shares it holds and the voting rights attached thereto. Such individual or entity must also notify the AMF, within five trading days of the date such threshold has been crossed. In the event of failure to comply with such notification requirement, the Ordinary Shares in excess of the relevant threshold will be deprived of voting rights for all shareholders meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements. In addition, any shareholder who fails to comply with the above requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s chairman, any shareholder or the AMF, and may be subject to criminal penalties. The notifications referred to in this paragraph are also given, within the same timeframe, when the equity participation falls below the thresholds indicated above.
To permit shareholders to comply with these requirements, SCOR must publish in the BALO, within 15 calendar days after its annual meeting, information regarding the total number of votes available as of the date of its annual meeting. In addition, if the number of available votes changes by 5% or more since the previous ordinary shareholders’ meeting, SCOR must publish the revised number of available votes in the BALO within 15 calendar days of the change and notify the AMF.
French law also requires any individual or entity, acting alone or in concert with others, that acquires more than 10% or 20% of SCOR’s voting rights, to file a report with SCOR and the AMF, disclosing its intentions for the 12-month period following the acquisition. The acquirer must disclose first whether it is acting alone or in concert with other persons, and whether it intends to continue purchasing shares, acquire control, or seek nomination to SCOR’s Board of Directors. The acquirer must file the report within 10 calendar days of crossing either threshold. The AMF will publish the notice, and the acquirer must publish a press release stating its intention in a financial newspaper of French national circulation. A shareholder who fails to comply with these requirements will lose the voting rights attached to the shares exceeding the 10 or 20% threshold and will only regain them two years after complying with the notification requirements.
Regulations of the AMF generally require, subject to limited exemptions granted by the AMF, any individual or entity that acquires, alone or in concert with others, shares resulting in a holding of one-third or more of SCOR’s share capital or voting rights, to initiate a public tender offer for all remaining outstanding shares of SCOR (including, for these purposes, all securities convertible into or exchangeable for or otherwise giving access to equity securities).
In addition, Article 7 of the Company’s statuts provides that every shareholder, including a holder of ADSs, who, directly or indirectly, acting alone or in concert with others, becomes the owner of Ordinary Shares resulting in crossing, upwards or downwards, a 2.5% threshold of the Company’s share capital shall be required to notify the Company of such fact by registered letter with return receipt requested within five working days of the date of such crossing. In the event of failure to comply with such notification and only upon request of one or several shareholder(s) holding a percentage of at least 2.5% of the Company’s share capital of the Ordinary Shares in excess of the threshold will be deprived of voting rights for all shareholders meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements.
Transfer of Ordinary Shares. An owner of Ordinary Shares residing outside France may trade such shares on Euronext. Should such owner, or the broker or other agent through whom a sale is effected, require assistance in this connection, an accredited intermediary should be contacted.
Prior to any transfer of Ordinary Shares held in registered form on Euronext, such shares must be inscribed in an account maintained by an accredited intermediary. Dealings in Ordinary Shares are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. For dealing on Euronext, a tax on stock exchange transactions, or tax assessed on the price at which the securities were traded, is payable, at a rate of 0.3% on transactions up to EUR 153,000 and at a rate of 0.15% thereafter. The tax is subject to a rebate of EUR 23 per transaction and to a maximum assessment of EUR 610 per transaction. Non-residents of France are not subject to this tax.
A fee or commission is payable to the société de bourse, or French broker, accredited intermediary or other agent involved in the transaction (whether within or outside France).
No registration duty is normally payable in France, unless a transfer instrument has been executed in France.
Trading by the Company in Ordinary Shares
Under the general regulation of the AMF and the European Regulation EC 2273/2003, as amended, we may trade in our own ordinary shares in “buy-back” programs or to stabilize the trading of our ordinary shares.
To be valid, a buy back program must aim at reducing the capital of an issuer or to meet obligations arising from any of the following:

•	debt financial instruments exchangeable into equity instruments

•	employee share option programs or other allocations of shares to employees of the issuer or of an affiliate company

•	implementation in connection with “market practice” recognized by the AMF. As of the date of filing of this Annual Report, the AMF has recognized two market practices: (i) the buy back of shares in order to exchange them or use them as a means of payment in the framework of internal growth transactions and (ii) the buy back of shares in the framework of liquidity agreements.
Moreover, any trade executed in the framework of a buy back program is valid if it meets the following three requirements:

•	The issuer must not, when executing trades under a buy-back program, purchase shares at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;

•	When SCOR carries out the purchase of own shares through derivative financial instruments, the exercise price of those derivative financial instruments shall not be above the higher of the price of the last independent trade and the highest current independent bid;

•	SCOR must not purchase more than 25% of the average daily trading volume of the shares in any one day on the regulated market on which the purchase is carried out.
There are two periods during which SCOR is not permitted to trade in its own securities: (i) during the period where the issuer has decided to delay the public disclosure of inside information and (ii) during the period of fifteen days preceding the publication of consolidated annual accounts, quarterly or semestrial accounts.
French law requires SCOR to prepare a prospectus (“note d’information”), for which it would have to obtain an AMF visa, prior to a shareholders meeting authorizing the repurchase of or after the decision of the Board of Directors to effectively launch the share repurchase program. SCOR must declare to the AMF every share repurchase no later than 7 trading days after such transactions. SCOR must also file with the AMF on a monthly basis all share repurchase transactions made during the 24 month period preceding such filing.
Last, SCOR may trade on its own shares to stabilize the market. However, this trading can be carried out only for a limited time period after a securities offering. Detailed information should then be disclosed to the market. Such trading shall not in any circumstances be executed above the price of the offering.

Ownership of Shares by Non-French Persons
Under current French law, there is no limitation on the right of non-residents or non-French shareholders to own or to vote securities of a French company.
A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable or preliminary authorization prior to acquiring a controlling interest in a French company, except under special circumstances.
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
C. MATERIAL CONTRACTS
The Group was not a party to any material contract during the two years immediately preceding publication of this document outside the ordinary course of business, except the following:

•	Our credit agreements with certain banks concerning credit lines and letters of credit described in “Item 5. B. – Operating and Financial Review and Prospects – Liquidity and Capital Resources”.
D. EXCHANGE CONTROLS
Exchange Controls
Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries. The accredited intermediary must declare the transfer of any funds exceeding EUR 12,500 to the Bank of France for statistical purposes.
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
The discussion does not address any aspects of United States taxation other than federal income taxation or any aspects of French taxation other than income taxation, gift and inheritance taxation, transfer taxation, and wealth taxation. U.S. Holders (as defined below) are urged to consult their tax advisors regarding the United States federal, state and local, French and other tax consequences of owning and disposing of Ordinary Shares and ADSs in their particular circumstances. In particular, U.S. Holders are urged to confirm their status as Eligible U.S. Holders (as defined below) with their advisors and to discuss with their advisors any possible consequences of their failure to qualify as Eligible U.S. Holders.
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares or ADRs that is:

•	a citizen or resident of the United States;

•	a corporation organized under the laws of the United States or any State or other entity treated as a United States domestic corporation for United States federal income tax purposes;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
In general, and taking into account the earlier assumptions, holders of ADRs evidencing ADSs will be treated as the owners of the Ordinary Shares represented by such ADSs and exchanges of Ordinary Shares for ADRs, and ADRs for Ordinary Shares, will not be subject to United States federal income or French tax.
Taxation of Dividends
French Taxation. In France, dividends are paid out of after-tax income. Under French tax law, dividends paid by French companies to non-residents of France are generally subject to French withholding tax at a 25% rate and are not eligible for the benefit of the French tax credit (called the avoir fiscal) equal to (i) 50% of the amount of the dividend for individuals and corporations owning at least 5% of the Company’s capital and (ii) 10% for other shareholders.
However, under the Treaty, dividends paid by a French corporation, such as the Company, to shareholders who are U.S. residents under the Treaty are generally subject to French withholding tax at a 15% or 5% rate (a) and are eligible for a refund of the avoir fiscal (b). As explained below, the 2004 French Finance Act abolished the avoir fiscal with respect to dividends distributed to corporations on or after January 1, 2004 and to individuals on or after January 1, 2005.
(a)  Withholding tax
Under the Treaty, payments of dividends to Eligible U.S. Holders, as defined below, are subject to French withholding tax at the rate of 15% or 5%.
An “Eligible U.S. Holder” is a U.S. Holder whose ownership of Ordinary Shares or ADSs is not effectively connected with a permanent establishment in France and who is for purposes of the Treaty:

•	an individual or other non-corporate holder that is a resident of the United States for Treaty purposes;

•	a United States corporation, other than a regulated investment company, that does not own, directly or indirectly, 10% or more of the capital of the Company; or

•	a United States corporation that is a regulated investment company if it does not own, directly or indirectly, 10% or more of the capital of the Company and less than 20% of its shares are owned by persons who are not citizens or residents of the United States.

To benefit from the reduced withholding tax rate of 15% or 5% immediately upon payment of a dividend on or after January 1, 2005, Eligible U.S. Holders must complete and deliver to the French tax authorities an application on a French Treasury form RF 1A EU – No. 5052 before the date of payment of the dividends. If an Eligible U.S. Holder that is not an individual submits a French Treasury form RF 1A EU – No. 5052, the application must be accompanied by an affidavit attesting that the Eligible U.S. Holder is the owner of all the rights attached to the full ownership of the shares (including dividend rights), or if the Eligible U.S. Holder is not the owner of all such rights, providing certain information concerning other owners. The French Treasury form RF IA EU – No. 5052, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and is also available from the United States internal Revenue Service or from the Centre des Impôts des Non Residents, 9 rue d’Uzès, 75094 Paris Cedex 02, France. An Eligible U.S. Holder who does not benefit from the reduced withholding tax rate of 15% or 5% immediately upon the payment of the dividend may claim a refund of the excess 10% or 20%, respectively, withholding tax by filing a French Treasury form RF 1A.EU – No. 5052 with the French tax authorities by December 31 of the year following the calendar year in which the related dividend was received. The Depositary will arrange for the filing with the French tax authorities of all forms completed by U.S. Holders registered with the Depositary and returned to the Depositary in sufficient time so they may he filed with the French tax authorities by December 31 of the year following the calendar year in which the related dividend was received.
(b)  Avoir fiscal
Under the Treaty, dividends paid by a French corporation, such as the Company, to shareholders who are U.S. residents under the Treaty are generally eligible for a refund of the avoir fiscal. However, the 2004 French Finance Act abolished the avoir fiscal with respect to dividends distributed to corporations on or after January 1, 2004 and to individuals on or after January 1, 2005.
With respect to French resident individuals, the avoir fiscal is replaced, for dividends paid on or after January 1, 2005, by a tax allowance of 50% applicable to amounts distributed. In addition, the shareholder benefits from a tax credit equal to 50% of the distributed amounts, subject however to a maximum credit amount of EUR 115 or EUR 230 according to the familial situation of the taxpayer. With respect to French legal entities subject to corporation tax, the possibility of offsetting the avoir fiscal against the tax for which such entities are liable, is eliminated with respect to tax credits which can be utilized on or after January 1, 2005. Subject to certain exceptions, an additional exceptional levy of 25% may apply to amounts distributed in 2005 by French corporations. Such levy is applicable where dividends are paid out of profits which were not fully taxed in France or which were earned more than five years prior to distribution.
The 2004 French Finance Act does not clarify the situation of nonresident recipients entitled to the avoir fiscal under a bilateral treaty concluded with France, such as the Treaty.
Individuals who are U.S. residents under the Treaty remain entitled to the avoir fiscal in respect to dividends paid to them in 2004. However, dividends paid to them on or after January 1, 2005 would no longer carry an avoir fiscal, and the latter should not be replaced by the above-mentioned tax allowance of 50% applicable to French resident individuals unless the French tax authorities issue guidance providing the contrary. However, nonresident individuals should benefit from (i) the tax credit equal to 50% of the distributed amounts, subject however to a maximum credit amount of EUR 115 or EUR 230 according to the familial situation of the taxpayer, and, as the case may be (ii) a refund of such tax credit, subject to guidance to be issued by the French tax authorities. Other U.S. residents, such as corporations, pension trusts and not-for-profit organizations, should no longer benefit from a refund of the avoir fiscal on or after January 1, 2005 with respect to dividends distributed on or after January 1, 2004.
Due to the recent changes in the French dividend distribution legislation and to the presently uncertain French treatment of nonresident dividend recipients, U.S. Holders are urged to consult their tax advisors with respect to the tax consequences of the above-mentioned new rules on their own situation.
United States Federal Income Taxation. Subject to the passive foreign investment company rules discussed below, the gross amount of any dividend paid (before reduction for French withholding taxes) to a U.S. Holder by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. Holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the Ordinary Shares or ADSs are held for more than 60 days during the 121 period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid with respect to the Ordinary Shares or ADSs will be qualified dividend income provided the holding period requirement is met.
The dividend is taxable to the U.S. Holder when it is actually or constructively received by the U.S. Holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. The gross amount of any avoir fiscal also will be treated as dividend income. With respect to the tax credit and the tax allowance beginning on January 1, 2005, it is possible (no formal guidance has been issued) that (i) the gross amount of the 50% tax credit and of the 50% tax allowance discussed above will not be treated as dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations with respect to dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the euro payment made, determined at the spot U.S. dollar/euro rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the Shares or ADSs and thereafter as capital gain.
Subject to certain limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of tax withheld is available to a U.S. Holder (for example, because the Holder does not establish before the date of payment that it is a resident of the United States under the Treaty), the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “– French Taxation,” above, for the procedures for obtaining a refund of tax withheld in excess of the 15% or 5% treaty rates. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be “passive income or “financial services income” which is treated separately for purposes of computing the foreign tax credit allowable to a U.S. Holder.
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
United States Federal Income Taxation. Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of Ordinary Shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs. Such gain will generally be capital gain if the U.S. Holder holds the Ordinary Shares or ADSs as a capital asset. The deductibility of capital losses is subject to significant limitations. Long-term capital gain of a non-corporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
French Estate and Gift Taxes
Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts dated November 24, 1978, a transfer of ADSs or Ordinary Shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax unless the donor or the decedent is domiciled in France at the time of making the gift or of his or her death, or the ADSs or Ordinary Shares were used in, or held for use in, the conduct of a business or profession through a permanent establishment or a fixed place of business based in France.
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
If the Company were treated as a PFIC, a U.S. Holder would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of Ordinary Shares or ADRs, and

•	any “excess distribution” by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder with respect to the Ordinary Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder with respect to the Ordinary Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares or ADSs).
Under these rules:

•	the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, beginning in the year the Company became a PFIC.

•	the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax would be imposed with respect to the tax attributable to each such year.

The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder elects to have the Company treated as a “qualified electing fund”, or QEF. However, a U.S. Holder may make a QEF election only if the PFIC agrees to annually furnish certain tax information to the U.S. Holder. The Company has not determined whether it will prepare or provide such information. U.S. Holders should consult their tax advisors as to the availability and consequences of such election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.
Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for Ordinary Shares or ADSs of a PFIC to elect out of the distribution rules described above. If a U.S. Holder makes a mark-to-market election for Ordinary Shares or ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares or ADSs as of the close of the taxable year over the U.S. Holder’s adjusted basis in such Ordinary Shares or ADSs. A U.S. Holder may deduct the excess, if any, of the U.S. Holder’s adjusted basis in the Ordinary Shares or ADSs over the fair market value of the Ordinary Shares or ADSs as of the close of the taxable year only to the extent of any net mark-to-market gains on such Ordinary Shares or ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the U.S. Holder’s Ordinary Shares or ADSs are treated as ordinary income. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the U.S. Holder’s Ordinary Shares or ADSs, as well as to any loss realized on the actual sale or other disposition of the U.S. Holder’s Ordinary Shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for the U.S. Holder’s Ordinary Shares or ADSs. A U.S. Holder’s basis in its Ordinary Shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by the Company.
The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on the Nasdaq Stock Market, or an exchange or market that the U.S. Secretary of the Treasury determines to have rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Under the U.S. Treasury Regulations, the Company’s Ordinary Shares or ADSs would generally be considered regularly traded if the Ordinary Shares or ADSs are traded in more than de minimis quantities on at least 15 days during each calendar quarter of the relevant calendar year. You should consult your tax advisor as to whether a mark-to-market election is available or advisable for your particular circumstances.
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
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as they apply to foreign private issuers, and file reports and other information with the SEC. As a foreign private issuer, we are exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and rules relating to short swing profit and liability.
Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the public reference facilities of the SEC located at:
450 Fifth Street, N.W.,
Washington, D.C. 20549, United States.
You may obtain more information concerning the operation of the public reference section of the SEC by calling the SEC at 1-800-SEC-0330.
In addition, the reports and other information we file with the SEC are also available for reading and copying at the offices of the NYSE, 11 Wall Street, New York, New York 10005, United States.
We also maintain an Internet site at http://www.scor.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into or a part of this Annual Report.
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
At December 31, 2004, 64% of consolidated net technical reserves were denominated in currencies other than those participating in the European Economic and Monetary Union, primarily the U.S. dollar (48% of net technical reserves), the Pound sterling (4.4% of net technical reserves) and the Canadian dollar (3.1% of net technical reserves).
The impact of fluctuations in exchange rates is mitigated to a large extent by the fact that the Group generally invest in assets denominated in the same currencies as its corresponding technical reserves, in order to ensure that its investments on the one hand and reinsurance liabilities on the other are matched on a currency-by-currency basis. The Group attempts to match its assets and liabilities on a currency-by-currency basis in each currency for which an organized financial or foreign exchange market is available, including the currencies noted above, primarily by investing in assets that are denominated in the currency of the Group’s corresponding reinsurance liabilities. Management adjusts open positions in specific currencies, generally on a quarterly basis, to manage any excess or deficit of assets compared to liabilities in a particular currency. Total currency exposure, other than with respect to the euro, is limited to the excess (or deficiency) of assets over liabilities in each currency.
Interest rate risk
SCOR has exposure to economic losses due to interest rate risk arising from changes in the level of interest rates. Generally, a sustained period of lower interest rates will reduce the investment income yield of the Group’s investment portfolio over time as higher yielding investments are called, mature or are sold and proceeds are reinvested at lower rates. However, on significant portions of the investment portfolio, declining interest rates will generally increase unrealized gains, as well as realized gains to the extent securities are sold. Conversely, rising interest rates should, over time, increase investment income but reduce the market value of certain of the investments in the Group’s investment portfolio. The diversity of the Group’s investment portfolio, developed as a result of the geographic spread of its reinsurance businesses and a corresponding strategy of matching, to the extent possible, investments and reinsurance liabilities by currency, tends to diminish the effect of movements in interest rates in any one market. See “Item 3.D. – Risk Factors – We are exposed to the impact of changes in interest rates and developments in the debt and equity markets.”
Equity security price risk
SCOR has exposure to equity security price risk as a result of its investment in equity securities and equity derivatives, due to volatility. SCOR mitigates this risk by diversifying its equity portfolio and applying conservative investment guidelines.
SCOR prefers investments for long periods of time, and is not necessarily troubled by short-term price volatility when economics and management remain excellent. Equity securities accounted for only 8.3% of our investments at December 31, 2004. See “Item 3.D. – Risk Factors – We are exposed to the impact of changes in interest rates and developments in the debt and equity markets.”

Sensitivity analysis
SCOR’s exchange rate sensitivity analysis assumes an instantaneous 10% change in the exchange rates of currencies other than the currencies irrevocably fixed against the euro, from their levels at December 31, 2004, with all other variables held constant. At December 31, 2004, appreciation of the euro against other currencies would result in a before-tax decrease in the market value of financial instruments of EUR 570 million. A depreciation at December 31, 2004 of the euro against other currencies would result in a before-tax increase in the market value of financial instruments of EUR 570 million.
The interest rate sensitivity analysis estimates the change in the market value of the Group’s interest-sensitive financial instruments that were held on December 31, 2004 due to instantaneous parallel changes in the year-end yield curve. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Accordingly, the analysis may not be indicative of, is not intended to provide and does not provide a precise forecast of the effect of changes of market interest rates on the Company’s income or stockholders’ equity. Furthermore, the computations do not contemplate any actions SCOR would undertake in response to changes in interest rates.
The interest rate sensitivity analysis assumes an instantaneous shift in market interest rates, with scenarios of interest rates increasing and decreasing 100 basis points from their levels at December 31, 2004, with all other variables held constant. A 100 basis point increase in market interest rates would have resulted in a before-tax decrease in the value of SCOR’s financial instrument position of EUR 226 million at December 31, 2004. A 100 basis point decrease in market interest rates would have resulted in a before-tax increase in the value of SCOR’s financial instrument position of EUR 226 million at December 31, 2004.
Equity price risk was measured assuming an instantaneous 10% change in the most pertinent index for the most significant equity instruments held by the Group (“the Indexes”) from their levels at December 31, 2004, with all other variables held constant. The Indexes are primarily the Standard & Poor’s 500 Index for U.S. equity instruments, the S&P Toronto Stock Exchange Composite Index for Canadian equity instruments, and the FTSEurofirst 300 Index for European equity instruments. The Group’s equity holdings were assumed to be positively correlated with those indexes. At December 31, 2004, a 10% decrease in the Indexes would have resulted in a EUR 52 million decrease in the market value of the Group’s equity investments. A 10% increase in the Indexes would have resulted in a before-tax increase of EUR 52 million in the market value of the Group’s equity investments at December 31, 2004.

The following tables set forth the estimated effect on the market value of the Group’s financial instruments available for sale and for trading at December 31, 2003 and 2004, assuming changes of 10% in foreign currency:

	December 31, 2004

		Currency Risk		Interest Rate Risk
					Equity Risk
		10% change in		100 basis point
		foreign currency		change in	10% change in
	Market Value	exchange rates		interest rate	Indexes

	(EUR, in millions)
Increase
Fixed maturities	5,272	439		(210)
Equity securities	265	10			26
Trading equity securities	778	8		(16)	26
Cash and cash equivalents	1,798	113

Total	8,113	570	(1)	(226)	52

Decrease
Fixed maturities	5,272	(439)		210
Equity securities	265	(10)			(26)
Trading equity securities	778	(8)		16	(26)
Cash and cash equivalents	1,798	(113)

Total	8,113	(570	)(1)	226	(52)

	December 31, 2003

		Currency Risk		Interest Rate Risk
					Equity Risk
		10% change in		100 basis point
		foreign currency		change in	10% change in
	Market Value	exchange rates		interest rate	Indexes

	(EUR, in millions)
Increase
Fixed maturities	5,130	416		(216)
Equity securities	109	6			11
Trading equity securities	740	6		(21)	19
Cash and cash equivalents	1,824	139

Total	7,803	567	(1)	(237)	30

Decrease
Fixed maturities	5,130	(416)		216
Equity securities	109	(6)			(11)
Trading equity securities	740	(6)		21	(19)
Cash and cash equivalents	1,824	(139)

Total	7,803	(567	)(1)	237	(30)

(1)	The effect of changes of currency exchange rates on investments was offset by the effect on technical reserves and debts expressed in USD.
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Overview
SCOR is aware of the importance of maintaining controls and procedures and is working towards improving its controls and procedures. Beginning with the fiscal year ending December 31, 2006, Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for SCOR, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. In addition, pursuant to article L.225-37 of the French Commercial Code, the Chairman of our board of directors is now required to deliver a special report in connection with the annual shareholders’ meeting regarding the board’s governance practices and the status of the Group’s internal control procedures. In general, this report is required to describe the objectives of our internal controls, the organization of those employees responsible for internal controls and the internal control procedures that we currently have in place, including internal controls designed for purposes of preparing the Group’s financial information.
In connection with the required Section 404 evaluation described above and the internal control assessment under French law, we are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with such requirements. Our initial efforts to address internal control assessment under French and U.S. law began in 2003 when the Company established a “roadmap” of its risks and the system of control that was needed with respect thereto. This project was extended to all of the companies within the Group in 2004 and a key focus of our efforts throughout 2005 will be to implement standardized internal control procedures applicable to the Company and all of its subsidiaries and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness. The actual testing of the effectiveness of the internal control procedures is intended to be undertaken throughout 2006. The results will be made part of a technique for internal control of risks. This evaluation is expected to underlie the internal control report of management and auditor attestation requirements of Section 404.
In the course of our ongoing evaluation, our independent auditors, Ernst & Young, have identified material weaknesses described below and we have identified areas of internal controls that may need improvement, and plan to design enhanced processes and controls to address these and any other issues that might be identified through this review. As we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance or our independent auditors are not able to certify as to the effectiveness of our internal control over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, such as the U.S. Securities and Exchange Commission, or SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such actions could negatively affect our results.

Controls and Procedures
In the course of implementing International Financial Reporting Standards, or IFRS, which the Group is required to follow in France as of July 1, 2005 for purposes of satisfying French regulatory requirements, the Group identified a number of errors in its previously issued U.S. GAAP financial statements. As a result, the Group has determined that it was necessary to restate its previously issued U.S. GAAP consolidated financial statements. In addition, in connection with their audit of our 2004 fiscal year financial statements, in March 2005, our auditors, Ernst & Young, notified us that they had identified two reportable conditions under standards established by the American Institute of Certified Public Accountants involving control and its operation, that they consider to be material weaknesses, and that other potential material weaknesses were being investigated. The first material weakness identified related to an error in the accounting for leases that were originated during the fiscal year ended December 31, 2002 and that were not properly accounted for as capital leases under U.S. GAAP. The second material weakness identified related to the accounting for derivatives at December 31, 2003. In Ernst & Young’s view, both errors were attributable to inadequate controls over the U.S. GAAP financial statements closing process.
The material weaknesses and deficiencies identified above did not relate to fraud or require any change to SCOR’s French GAAP accounts. Over the past year, SCOR has been assessing and strengthening its internal controls in the context of its Section 404 review. In addition to the procedures discussed above that we implemented based on our own evaluation for purposes of complying with Section 404 and French law, we plan to take the following measures in order to address these material weaknesses and deficiencies in our U.S. GAAP financial statements:

•	contract with or hire additional accounting personnel knowledgeable in U.S. GAAP and train current accounting staff on the application of U.S. GAAP accounting pronouncements;

•	reinforce existing control over the reporting process of subsidiaries;

•	improve standardized reconciliation templates to assist in the reconciliation process between French GAAP, IFRS and U.S. GAAP; and

•	require the review and approval by certain officers for transactions that have an impact on SCOR’s financial position or consolidated results above specified levels.
An evaluation was performed under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2004, the end of the period covered by this report, of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Based on this evaluation, and as a result of the foregoing material weaknesses and errors that were identified, our Chairman and Chief Executive Officer and our Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were not effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC. Except as described above, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
Item 16.
A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has concluded that one of the members of our Accounts and Audit Committee, Mr. Helman Le Pas de Sécheval, qualifies as an “audit committee financial expert” as defined in Item 16A (b) and (c) of the requirements of Form 20-F of the SEC. Helman Le Pas de Sécheval is a non-voting member of our Accounts and Audit Committee. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the Board of Directors in the absence of such designation.
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
B. CODE OF ETHICS
Scor has put in place since 1996 a code of ethical obligations that applies to all of its employees, including its principal executive officer, principal financial officer and principal accounting officer or controller (the “Code”). The Code sets out the fundamental values and principles of the Group and provides guidance in the resolution of potential legal and ethical issues facing employees. In particular, it deals with questions of business confidentiality, use of privileged information, financial disclosure, relations with SCOR’s customers and competitors, and conflicts of interest. Because our Code was put in place in 1996, it was not originally designed to comply with the requirements of a “code of ethics” as required by SEC guidelines; however, we will be reviewing the Code and intend to update it as necessary in order to make it fully consistent with the guidance issued by the SEC and the Sarbanes-Oxley Act of 2002. A copy of our Code is available on the Company’s website at www.scor.com.
C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate audit fees; audit-related fees; tax fees; and all other fees (other than audit fees, audit-related fees and tax fees) billed for products and services provided by our principal accountant for each of the 2004 and 2003 financial years. All amounts are in euros.

Ernst & Young	2004	2003

Audit Fees	3,591,759	4,035,302
Audit-Related Fees(1)	383,173	1,096,473
Tax Fees(2)	515,618	142,641
All Other Fees(3)	43,715	0

Total	4,534,265	5,274,416

(1)	Audit-Related Fees are fees generally related to due diligence investigations, audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, review of prospectuses issued by us, and to other assignments relating to internal control functions and procedures.

(2)	Tax Fees are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee tax services.

(3)	All Other Fees mainly relate to internal control and process reviews.
Audit Committee Pre-Approval Policies and Procedures
SCOR’s Accounts and Audit Committee organizes the procedure for selecting the independent auditors and provides a recommendation to the Board of Directors regarding their appointment and their terms of compensation. The Accounts and Audit Committee also monitors compliance with principles and rules relating to auditor independence.
In addition, all audit and non-audit services provided by independent auditors must be pre-approved by SCOR’s Accounts and Audit Committee. In 2004, the Audit Committee pre-approved all the services provided by SCOR’s external auditors on a case-by-case basis. In March 2004, our Board of Directors ratified a pre-approval policy recommended by the Accounts and Audit Committee pursuant to which audit engagements will be deemed approved if the payment for each individual service is less than EUR 20,000 and the total payment for all services provided in connection with the engagements is less than EUR 150,000.

During 2003 and 2004, no services were provided by the independent auditors pursuant to the de minimis exception to the pre-approval requirement by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
D. EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES
Not applicable.
E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Ordinary Shares
In 2004 SCOR undertook a stock repurchase program that was submitted to its shareholders for approval at an annual meeting held on May 18, 2004. The purpose of this program was to acquire shares to be used in connection with distributions of shares to employees of the Company.
In addition, SCOR entered into a share dealing agreement with EXANE, dated December 8, 2004. The purpose of this agreement was to authorize EXANE to execute transactions on SCOR’s behalf from time to time in the public market with respect to its shares. All share repurchases made in December 2004, when the agreement became effective, were made by EXANE. The only sale of SCOR shares, made on December 29, 2004 (sale of 50,000 shares at a price of EUR 1.39 per share) was also made under the share dealing agreement.

			(c) Total number of	(d) Maximum number
			shares purchased as	of shares that may yet
		(b) Average price	part of publicly	be purchased under
	(a) Total number of	paid per share	announced plans or	the plans or
	shares purchased	EUR	programs	programs(1)(2)(3)

January 1 to January 31, 2004	—	—	—	12,702,163
February 1 to February 29, 2004	—	—	—	12,702,163
March 1 to March 31, 2004	—	—	—	12,702,163
April 1 to April 30, 2004	—	—	—	12,702,163
May 3 to May 31, 2004	3,435,705	1.212	3,435,705	0	(4)
June 1 to June 30, 2004	3,331,274	1.186	3,331,274	25,424,499	(5)
July 1 to July 31, 2004	—	—	—	25,424,499
August 2 to August 31, 2004	1,400,000	1.078	1,400,000	24,024,499	(5)
September 1 to September 30, 2004	—	—	—	24,024,499
October 1 to October 29, 2004	150,000	1.2	150,000	23,874,499	(5)
November 1 to November 30, 2004	—	—	—	23,874,499
December 1 to December 31, 2004	541,606	1.378	541,606	23,382,893	(5)(6)

(1)	2003 Share Repurchase Plan. In May 2003, the shareholders of the Company authorized, as further limited by French law relating to the level of reserves and shares held by the Company at the time, the purchase of up to 12,702,163 shares. As of January 1, 2004, the Company had not made any repurchases under this plan therefore all 12,702,163 shares remained available for repurchase. The repurchase plan was authorized until the 2004 annual meeting of shareholders, which was held on May 18, 2004 and, to the extent shares remained available for purchase as of such time, the authorization expired with respect to those shares. The 2003 Share Repurchase Plan was publicly announced on April 28, 2003 and was subject only to approval of the shareholders at the 2003 annual meeting, which approval was obtained.

(2)	2004 Share Repurchase Plan. In May 2004, the shareholders of the Company authorized, as further limited by French law relating to the level of reserves and shares held by the Company at the time, the purchase of up to 28,755,773 shares. The repurchase plan is authorized until the 2005 annual meeting of shareholders, which is scheduled to be held on May 31, 2005 and, to the extent shares remain available for purchase as of the next annual meeting of shareholders, the authorization will expire with respect to those shares. The 2004 Share Repurchase Plan was publicly announced on April 28, 2004 and was subject only to approval of the shareholders at the 2004 annual meeting, which approval was obtained

(3)	Under the 2003 and 2004 Share Repurchase Plans, all of the shares were authorized to be purchased, from time to time, in open market transactions or privately negotiated transactions. Repurchases are made under these program from time to time prior to their expiration, based on the Company’s evaluation of market conditions and other factors. The Company has used and plans to continue to use existing cash to fund any authorized repurchases. All of the shares repurchased during the months identified above were purchased in open market transactions through this program.

(4)	The repurchases were made under the 2003 Share Repurchase Plan. The remaining 9,266,458 shares that would have remained available for purchase are now expired under the terms of the shareholders’ authorization given at the May 2004 annual meeting. However, as of the 2004 annual shareholder meeting, the 2004 Share Repurchase Plan was authorized with respect to the 28,755,773 shares referenced in footnote (2) above.

(5)	These repurchases were made under the 2004 Share Repurchase Plan.

(6)	While the Company repurchased an aggregate of 541,606 shares during this month, it also sold an aggregate of 50,000 shares. Therefore, the maximum number of shares available for purchase under the 2004 Share Repurchase Plan reflects the net change.
The Board of Directors intends to submit a proposal for the shareholders to approve at the next annual meeting of shareholders relating to a stock repurchase program for the 2005 fiscal year. The purpose of the 2005 repurchase program would be to, among others, enhance liquidity, acquire shares to be used in connection with distributions of shares to employees, and directors, and to finance potential acquisitions.
OCEANEs
The Company also purchased in 2004 OCEANEs bonds issued in 1999, as indicated below:

		Average price
	Total number of	paid per bond
	bonds purchased	EUR

January 1 to January 31, 2004	—	—
February 1 to February 29, 2004	—	—
March 1 to March 31, 2004	255,814	64.17
April 1 to April 30, 2004	81,673	64.43
May 3 to May 31, 2004	164,459	64.65
June 1 to June 30, 2004	905	64.75
July 1 to July 31, 2004	—	—
August 2 to August 31, 2004	—	—
September 1 to September 30, 2004	52,447	65.40
October 1 to October 29, 2004	—	—
November 1 to November 30, 2004	14,260	65.68
December 1 to December 31, 2004	7,700	65.72

PART III

Item 17.	Financial Statements
Not applicable.

Item 18.	Financial Statements
The following financial statements and financial statements schedules, together with the report of Ernst & Young thereon, are filed as part of this Annual Report:

Pages

Financial Statements
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-2 – F-3
Consolidated Statements of Operations for the Years Ended December 31, 2004, 2003 and 2002	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2004, 2003, and 2002	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2004, 2003, and 2002	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003, and 2002	F-8
Notes to Consolidated Financial Statements	F-9 – F-61
Schedules
Schedule I – Summary of Investments – Other than Investments in Related Parties	S-1
Schedule III – Supplementary Insurance Information	S-2
Schedule IV – Reinsurance	S-3
Schedule V – Valuation and Qualifying Accounts	S-4
Schedule VI – Supplemental Information Concerning Property-Casualty Insurance Operations	S-5
All other schedules have been omitted because they are not required under the applicable instructions.

Item 19.	Exhibits
The following documents are filed as exhibits to this annual report:

Exhibit Number	Description
1.1	Translation from French into English of the Company’s Statutes, or by-laws, as last amended on May 18, 2004 (Incorporated by reference to Exhibit 1 to the Company’s Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on October 20, 2004 (File No. 001 14518) (the “2003 20-F”))(1)
2.1	Form of Deposit Agreement dated as of October 8, 1996, as amended and restated as of December 1, 2003, among the Company, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (Incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 of the Company, as filed with the Securities and Exchange Commission on February 19, 2004 (File No. 333-112953)) (1)

4.1	Summary in the English language of (i) the credit line agreement, dated December 26, 2002, as amended on November 13, 2003 entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank, relating to the issuance of letters of credit in an aggregate amount up to USD 900 million and (ii) the credit line agreement, dated November 14, 2003, entered into by and among SCOR VIE, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank, relating to the insurance of letters of credit in an aggregate amount up to USD 11 million (Incorporated by reference to Exhibit 4 to the 2003 20-F)(1)
4.2	Summary in the English language of Amendment No. 1 to the credit line agreement, dated November 14, 2003, entered into by and among SCOR VIE, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank)
4.3	Summary in the English language of Amendment No. 2 to the credit line agreement, dated December 26, 2002, as amended on November 13, 2003 entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank
4.4	Summary in the English language of Amendment No. 3 to the credit line agreement, dated December 26, 2002, as amended on November 13, 2003 entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank
4.5	Summary in the English language of Amendment No. 4 to the credit line agreement, dated December 26, 2002, as amended on November 13, 2003 entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank
4.6	Stand-By Letter of Credit Facility, dated October 11, 2004, entered into by SCOR VIE and Deutsche Bank AG, Paris Branch
4.7	Stand-By Letter of Credit Facility, dated October 11, 2004, entered into by SCOR and Deutsche Bank AG, Paris Branch
8	Subsidiaries (Incorporated by reference to Exhibit 8 to the 2003 20-F)(1)
12.1	Certification of chief executive officer pursuant to 17 CFR 240.13a-14(a), promulgated under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of chief financial officer pursuant to 17 CFR 240.13a-14(a), promulgated under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of chief executive officer furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), promulgated under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of chief financial officer furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), promulgated under Section 906 of the Sarbanes-Oxley Act of 2002
15	Consent of Ernst & Young relating to incorporation by reference of auditor’s report

(1)	Incorporated by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SCOR

By:	/s/ Denis Kessler

Name: Denis Kessler
Title: Chairman and Chief Executive Officer
Dated: April 29, 2005

Report of Independent Registered Public Accounting Firm
We have audited the accompanying consolidated balance sheets of SCOR as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCOR at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
As discussed in Note 3.23 to the consolidated financial statements, in 2004 the Company changed its method of accounting for certain life and annuity contracts.
As discussed in Note 2 to the consolidated financial statements, the Company has restated its financial statements for the years ended December 31, 2003 and 2002 from those previously issued.

ERNST & YOUNG
Represented by Alain Vincent
Paris, France
April 29, 2005

SCOR
CONSOLIDATED BALANCE SHEETS

	As of December 31,

	Notes	2003	2004

		(restated)
		(EUR, in millions)
ASSETS
Investments
Fixed maturities, available for sale, at fair value (amortized cost: EUR 5,060 in 2003 and EUR 5,207 in 2004)	3,4,14	5,130	5,272
Equity securities, available for sale, at fair value (cost EUR 98 in 2003 and EUR 220 in 2004)	3,4,14	109	265
Trading investments, at fair value	3,4,14	740	778
Other long-term investments	3,4	316	322

Total investments		6,295	6,637

Cash and cash equivalents	3,14	1,824	1,798

Accrued interest income		103	184

Reinsurance balances receivable
Property-Casualty	3	681	282
Life	3	68	42

Total reinsurance balances receivable		749	324

Accrued premiums receivable, net of commissions
Property-Casualty	3,5	575	588
Life	3,5	185	218

Total accrued premiums receivable, net of commissions		760	806

Property-Casualty
Reinsurance recoverable on unpaid losses and LAE	3,5	673	536
Prepaid reinsurance premium	3,5	76	40

Total Property-Casualty		749	576

Life
Reinsurance recoverable on reserves for future policy benefits	3,5	401	331

Deferred policy acquisition costs, net	3	483	518
Credits for deposits with ceding companies	3	1,254	1,387
Deferred income tax assets	3,10	56	189
Derivative financial instruments	3,15	104	29
Fixed assets, net	3	94	86
Intangible assets	3	56	9
Advances to and investments in affiliates	3,4	51	39
Goodwill	3	219	209
Other assets		407	317

Total assets		13,605	13,439

See accompanying Notes to Consolidated Financial Statements

SCOR
CONSOLIDATED BALANCE SHEETS

	As of December 31,

	Notes	2003	2004

	(restated)
		(EUR, in millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Property-Casualty
Losses and loss adjustment expenses reserves	3,18	7,004	6,119
Unearned premium reserves	3	1,124	978

Total		8,128	7,097

Life
Reserve for future policy benefits	3,17	2,562	2,677

Funds held under reinsurance treaties	3,5	529	427

Reinsurance balances payable
Property-Casualty	3	232	78
Life	3	38	93

Total reinsurance balances payable		270	171

Convertible subordinated debentures	9,14	257	200
Other long term debt including obligations under capital leases	9	782	761
Notes payable	9,14,15	36	34
Debt due within one year		14	244
Derivative financial instruments	15	11	6
Other liabilities		392	317
Deferred income tax liabilities	3,10	96	112
Minority interest	16	172	183

Total liabilities		13,249	12,229

Contingencies	19
Shareholders’ Equity
Common stock, 136,544,845 shares in 2003 and 819,269,070 in 2004 authorized and issued	3,12	136	645
Additional paid-in capital		1,195	1,398
Retained deficit		(916)	(669)
Accumulated other comprehensive loss	3,8	(57)	(151)
Treasury stock, at cost (489,500 shares in 2003 and 9,298,085 in 2004)		(2)	(12)

Total shareholders’ equity		356	1,211

Total liabilities and shareholders’ equity		13,605	13,439

See accompanying Notes to Consolidated Financial Statements

SCOR
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,

	Notes	2002	2003	2004

		(restated)	(restated)
		(EUR, in millions)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 97 in 2002, EUR 66 in 2003 and EUR 20 in 2004	3,5,17	578	517	524
Property-Casualty premiums earned, net of premiums ceded totaling EUR 471 in 2002, EUR 292 in 2003 and EUR 165 in 2004	3,5,17	3,575	2,807	1,703
Net investment income	3,4,17	367	326	282
Net realized gains on investments	3,4,17	42	117	42

Total revenues		4,562	3,767	2,551

Expenses
Life claims, net of reinsurance recoveries totaling EUR 41 in 2002, EUR 88 in 2003 and EUR 3 in 2004	3,5,17	459	421	451
Property-Casualty claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 134 in 2002, EUR 99 in 2003 and EUR 65 in 2004	3,5,17	3,462	2,739	1,176
Policy acquisition costs and commissions	3,17	909	742	568
Underwriting and administration expenses	3,17	204	160	135
Foreign exchange gain, net		(110)	(147)	(37)
Impairment of goodwill	3	17	–	–
Interest expense		34	33	49
Other operating expenses, net		20	19	14

Total expenses		4,995	3,967	2,356

Income (loss) before income taxes, minority interests, income (loss) from investments accounted for by the equity method and cumulative effect of change in accounting principle		(433)	(200)	195

Income tax (expense) benefit	3,10	(51)	(287)	73

Income (loss) before minority interests, income (loss) from investments accounted for by the equity method and cumulative effect of change in accounting principle		(484)	(487)	268

Minority interests		(13)	(26)	(24)

Income (loss) before income (loss) from investments accounted for by the equity method and cumulative effect of change in accounting principle	3,4	(497)	(513)	244

Income (loss) from investments accounted for by the equity method		4	1	(1)

Income (loss) before cumulative effect of change in accounting principle		(493)	(512)	243

Cumulative effect of change in accounting principle, net of tax	3	–	–	4

Net income (loss)		(493)	(512)	247

		(EUR, except number of
		shares in thousands)
Basic earnings per share
Income (loss) before cumulative effect of change in accounting principle		(13.03)	(3.76)	0.30
Cumulative effect of a change in accounting principle, net of tax		–	–	0.01

Basic earnings per share available to common stockholders	3,12	(13.03)	(3.76)	0.31

Diluted earnings per share
Income (loss) before cumulative effect of change in accounting principle		(13.03)	(3.76)	0.29
Cumulative effect of a change in accounting principle, net of tax		–	–	0.01

Diluted earnings per share available to common stockholders	3,12	(13.03)	(3.76)	0.30

Weighted average number of shares outstanding, in thousands
basic	3,12	37,830	136,300	803,152

diluted	3,12	37,830	136,300	857,189

See accompanying Notes to Consolidated Financial Statements

SCOR
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,

	Notes	2002	2003	2004

		(restated)	(restated)
		(EUR, in millions)
Net income (loss)		(493)	(512)	247

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	3,8	(144)	(127)	(101)
Minimum Pension Liability Adjustment	3.8	(2)	1	(1)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	3,8	75	(45)	14
Equity securities	3,8	(48)	5	3
Less: reclassification adjustment for (appreciation) depreciation included in net income (loss)	3,8	67	(41)	(9)

Other comprehensive loss		(52)	(207)	(94)

Comprehensive income (loss)		(545)	(719)	153

See accompanying Notes to Consolidated Financial Statements

SCOR
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	As of December 31,

	2002	2003	2004

	(restated)	(restated)
	(EUR, in millions)
Ordinary Shares
Balance at beginning of year	157	520	136
Issuance of Ordinary Shares – Public issue	377	–	683
Change in Ordinary Shares Par Value(1)	–	(384)	(174)
Cancellation of Ordinary Shares	(14)	–	–

Balance at end of year	520	136	645

Additional paid-in capital
Balance at beginning of year	976	811	1,195
Issuance of Ordinary Shares – Public issue	(14)	–	68
Other	9		(39)
Change in Ordinary Shares Value	–	384	174
Cancellation of Ordinary Shares	(160)	–	–

Balance at end of year	811	1,195	1,398

Accumulated other comprehensive income
Balance at beginning of period	202	150	(57)
Unrealized appreciation (depreciation) on investments, net of reclassification adjustment)	94	(81)	8
Currency translation adjustments	(144)	(127)	(101)
Minimum pension liability adjustment	(2)	1	(1)

Balance at end of period	150	(57)	(151)

Catastrophe reserve
Balance at beginning of year	11	6	–
Allocation during year	(5)	(6)	–

Balance at end of year	6	–	–

Retained earnings (deficit)
Balance at beginning of year	92	(410)	(916)
Net (loss) income	(493)	(512)	247
Allocation to catastrophe reserve	5	6	–
Dividends	(11)	–	–
Others	(3)	0	–

Balance at end of year	(410)	(916)	(669)

Treasury stock
Balance at beginning of year	(171)	–	(2)
Cancellation (Purchase) of treasury shares	171	(2)	(10)

Balance at end of year	0	(2)	(12)

Total Shareholders’ equity	1,078	356	1,211

Ordinary Shares
Balance at beginning of year	41,244,216	136,544,845	136,544,845
Exercise of stock options	16,158	–	–
Issuance of Ordinary Shares	99,024,888	–	682,724,225
Cancellation of Ordinary Shares Treasury stock	(3,740,417)	–	–

Balance at end of year	136,544,845	136,544,845	819,269,070

(1)	In 2003 the Company reduced the per value of the ordinary share from EUR 3.85 per share to EUR 1 per share. In 2004 the Company reduced the per value of the ordinary share from EUR 1 per share to EUR 0.79 per share.

SCOR
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY – (Continued)

January 1,
2002

Impact of restatement on opening equity
Accumulated other comprehensive income as previously reported	122
Impact of restatement:
Consolidation of mutual funds	70
Other than temporary impairment of investments	2
Other	8

Accumulated other comprehensive income – restated	202

Retained earnings, as previously reported	215
Impact of restatement:
Consolidation of mutual funds	(70)
Other than temporary impairment of investments	(2)
Employee benefits	(7)
Deferred taxes on “Réserve de capitalisation”	(22)
Other	(22)

Retained earnings – restated	92

See accompanying Notes to Consolidated Financial Statements

SCOR
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2002	2003	2004

	(restated)	(restated)
	(EUR, in millions)
Cash flows from operating activities
Net income (loss) before minority interests	(480)	(486)	271
Adjustments to reconcile net income (loss) before minority interest to net cash provided by (used in) operating activities
Change in reinsurance recoverable on unpaid losses	255	287	111
Change in prepaid insurance premiums	12	40	66
Change in losses and LAE reserves, gross	501	(230)	(662)
Change in Life reserves for future policy benefits	99	533	336
Change in unearned premium reserves, gross	192	(375)	(167)
Deferred policy acquisition costs	(116)	(66)	(23)
Net realized gains on investments	(42)	(117)	(42)
Other amortization and change in other provisions	74	60	56
Change in deferred tax	76	233	(116)
Unrealized foreign exchange gains or losses	(92)	(102)	13
Premium and loss balances, net	(47)	(35)	312
Change in reinsurance balances payable	409	232	(107)
Change in deposits with ceding companies	(275)	13	(194)
Change in funds held under reinsurance treaties	(99)	(53)	(72)
Change in sundry debtors and creditors	(102)	(7)	30
Other	(101)	(25)	(41)

Net cash provided by (used in) operating activities	264	(98)	(229)

Cash flows from investing activities
Sales, maturities or redemptions of fixed maturities available for sale	8,649	6,145	2,788
Sales of equity securities	526	159	575
Net sales (purchases) of short-term investments	174	169	–
Investments in fixed maturities available for sale	(9,876)	(6,112)	(3,045)
Investments in equity securities	(273)	(165)	(778)
Acquisitions of fixed assets, including capital lease	(91)	(15)	(4)
Disposals of fixed assets	–	46	–
Investment in consolidated affiliates	(11)	5	14
Investment in reinsurance companies	275	–	(3)
Long term loans	13	26	3

Net cash provided by (used in) investing activities	(614)	258	(450)

Cash flows from financing activities
Dividends paid	(11)	–	–
Repayment of borrowings	(1,867)	(114)	(39)
Proceeds from borrowings, including capital lease	1,932	209	200
Issuance of shares	363	(3)	708
Decrease on minority interests	(19)	(40)	(13)
Purchase of treasury stock	(3)	(2)	(10)

Net cash provided by financing activities	395	50	846

Effect of exchange rate changes on cash	(49)	21	(135)

Net increase (decrease) in cash and cash equivalents	(4)	231	32

Cash and cash equivalents at beginning of year	1,927	1,788	1,824
Effect of changes in exchange rates on beginning cash	(135)	(195)	(58)
Cash and cash equivalents at end of year	1,788	1,824	1,798

See accompanying Notes to Consolidated Financial Statements

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Business overview
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
Note 2. Restatement
In the course of implementing International Financial Reporting Standards, or IFRS, which the Group will be required to follow in France as of January 1, 2005 for purposes of satisfying French regulatory requirements, the Group identified a number of errors in its financial statements for 2003 and 2002 that had been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the 2002 opening balance sheet. As a result, the Group determined that it was necessary to restate its previously issued U.S. GAAP consolidated financial statements.
The restatement principally relates to:

(i)	consolidation: capital leases and mutual fund;

(ii)	accounting for taxation: deferred taxes on the “reserve de capitalisation” and valuation allowance;

(iii)	accounting for foreign currency: foreign currency transaction and financial statement, translation of goodwill and impact of currency fluctuations on available for sale debt securities held in currencies other than the functional currency;

(iv)	accounting for post-retirement benefits; and

(v)	accounting for other issues: impairment of securities, derivative contracts, several minor unadjusted difference items for the periods concerned and costs incurred in connection with the creation of the SCOR Vie subsidiary.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The impacts of the restatements on net loss and shareholders’ equity are detailed in the following table (“summary table”). All items are present net of tax.

	In millions of Euros

		Shareholders’		Shareholders’
	Net loss	equity	Net loss	equity
	2002	2002	2003	2003

Previously Reported	(561)	1,145	(577)	428
Consolidation	45	–	12	–
Capital lease (2.1.1)	–	–	(1)	–
Consolidation of mutual funds (2.1.2)	45	–	13	–
Taxation	(7)	(29)	28	(1)
Deferred taxes on “Réserve de capitalisation” (2.2.1)	(7)	(29)	(11)	(40)
Valuation allowance (2.2.2)	–	–	39	39
Foreign Currency	56	(9)	14	(57)
Foreign exchange (2.3.1)	–	–	(24)	(37)
Goodwill (2.3.2)	–	(9)	–	(20)
Available for sale securities (2.3.3)	–	–	14	–
Foreign currency transactions (2.3.4)	56	–	24	–
Employee Benefits (2.4)	(2)	(9)	(4)	(13)
Other Adjustments	(24)	(20)	15	(1)
Other Than Temporary Impairments of Investments (2.5.1)	(3)	–	1	–
Horizon (2.5.2)	(7)	–	(8)	1
Creation of SCOR Vie subsidiary (2.5.3)	–	–	(3)	–
Miscellaneous adjustments (2.5.4)	(14)	(20)	25	(2)

Total Impact Due to Restatements	68	(67)	65	(72)

Restated	(493)	1,078	(512)	356

	2002	2003

Basic earnings per share:
As previously reported	(4.11)	(4.23)
Total impact due to restatements*	(8.92)	0.47

Basic earnings per share, as restated	(13.03)	(3.76)

Diluted earnings per share:
As previously reported	(4.11)	(4.23)
Total impact due to restatements	(8.92)	0.47

Diluted earnings per share, as restated	(13.03)	(3.76)

* Including impact of changes to the calculation of the weighted average number of shares.
Consolidation

2.1.1	Accounting for capital leases
In connection with its review of certain leases related to office buildings, the Group determined that two leases should have been accounted for as capital leases rather than operating leases. Accordingly, the Group restated its prior year U.S. GAAP consolidated financial statements to record these assets in its U.S. GAAP consolidated balance sheet, with an approximately equal increase in its debt in respect of capital leases. The effects on the

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
U.S. GAAP consolidated statements of operations was relatively minor as the additional depreciation expense for the capital lease properties was substantially offset by the reduction in rental expense. There was no net significant effect on the U.S. GAAP consolidated statements of cash flows.
This restatement has the following effects on the U.S. GAAP consolidated balance sheets:
Increasing other long term investments under capital leases by:

January 1, 2002	–
December 31, 2002	EUR 90 million
December 31, 2003	EUR 101 million
Increasing other long term debt in respect of capital leases by:

January 1, 2002	–
December 31, 2002	EUR 90 million
December 31, 2003	EUR 101 million
The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table above.
2.1.2 Consolidation of mutual funds
The Group has determined that six wholly-owned mutual funds known as Organismes de Placement Collectif en Valeurs Mobilières or “OPCVMs” that the Group previously reported as available for sale investments under FAS 115 (“Accounting for Certain Investments in Debt and Equity Securities”), should have been consolidated in the past, because the Group has economic control of these funds.
To correct these errors, the Company consolidated the six mutual funds and classified the related investment portfolio as trading (i.e. carried at fair value with changes in fair value reported through earnings) in the restated financials statements. The impact on opening equity is a reclassification between other comprehensive income and retained earnings (see summary table).
2.2 Accounting for deferred taxes
2.2.1 Deferred taxes on the “réserve de capitalisation”
French insurance companies are required by law to establish a “réserve de capitalisation”, which is equal to the cumulative amount of realized gains and losses on investment securities. Each time a gain is realized, which is taxable, an equivalent amount is deducted and credited to this reserve so that the net amount taxed is zero. Similarly, realized losses are offset by a reduction in this reserve so that there is no net loss for tax purposes. Accordingly, this deferral of taxable income creates a temporary difference and gives rise to a deferred tax liability. Insurance companies would generally expect over time that their net investment gains realized would be positive, and thus the “réserve de capitalisation” would never reverse until liquidation of the company. This reserve is not established for U.S. GAAP, so there is a future taxable book-tax difference for this amount. Under Statement of Financial Accounting Standard (“FAS”) No. 109 “Accounting for Income Taxes”, because this difference does not meet the definition of a permanent difference and does not fall into exemptions allowed by FAS 109, a deferred tax liability related to this reserve should have been recorded in the consolidated financial statements.
The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table above.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
2.2.2 Valuation allowance
In 2003, the Company recognized a full valuation allowance against its deferred tax assets due to a cumulative loss position. The Company has determined that the calculation of that tax valuation allowance did not include a tax planning strategy that is available to the Company to recapture some of the deferred tax assets. That strategy involves the sale of certain real estate assets owned by the Company. Accordingly the valuation allowance has been restated to reflect the tax strategy that is available to the Company. The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table.
2.2.3 Reduced rate items
There exist certain tax asset temporary differences that due to the nature of the items were determined by the Company to be unlikely to be recovered. Previously, the Company did not recognize either the deferred tax asset or the corresponding valuation allowance. As a result the Group restated its prior year U.S. GAAP consolidated financial statements to record these deferred tax assets and valuation allowances.
The effect of recording these deferred tax assets and related valuation allowances in the U.S. GAAP consolidated balance sheets in prior periods is as follows:
Increasing deferred tax assets by

January 1, 2002	–
December 31, 2002	EUR 40 million
December 31, 2003	EUR 130 million
Increasing valuation allowance by

January 1, 2002	–
December 31, 2002	EUR 40 million
December 31, 2003	EUR 130 million
Net effects on the statements of operations:
Increase/(decrease) in income tax expense and increased/(reduced) net loss of

Year ended December 31, 2002	–
Year ended December 31, 2003	–
This previous error does not effect either the net loss or shareholders’ equity and, accordingly, has not been included in the summary table.

2.3.	Accounting for translation of foreign currency transactions and foreign currency financial statements
2.3.1 Foreign exchange
The Company discovered an error in its 2003 financial statements related to the accounting for a forward sale of USD 400 million initiated in September 2003. As at December 31, 2003, the mark-to-market adjustment for this derivative carried at fair value in the balance sheet had been accounted for twice: once as a gain through income with a related tax effect, and again through the 2003 foreign currency translation adjustment without a related tax effect in a separate component of U.S. GAAP shareholders’ equity, for an amount of EUR 37 million gross of tax. The Company has determined that there was a hedging relationship and therefore the amount recorded in income should be reversed. At the same time, the tax effect on the equity was booked.
The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
2.3.2 Goodwill
The Company has determined that it should have accounted for goodwill related to a certain block of its U.S. Non Life operations as USD-denominated and converted it into EUR at each closing, instead of considering it as a Euro-denominated asset.
The effects on U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table.
2.3.3 Impact of currency fluctuations on available for sale debt securities held in currencies other than the functional currency
The Group determined that Emerging Issues Task Force (EITF) Issue No. 96-15 “Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities” was not properly applied in its previously issued consolidated U.S. GAAP financial statements. EITF 96-15 requires the entire change in the fair value of foreign-currency denominated available-for-sale debt securities to be reported in accumulated other comprehensive income. The Group previously included the portion of the change in fair value related to currency fluctuations in its statement of operations. Accordingly, the Group has restated its prior U.S. GAAP consolidated financial statements.
The effects of the restatement on the prior years’ U.S. GAAP consolidated financial statements are as follows:
Increase (decrease) in accumulated other comprehensive income:

January 1, 2002	–
December 31, 2002	–
December 31, 2003	EUR (14) million
Increase (decrease) in retained earnings:

January 1, 2002	–
December 31, 2002	–
December 31, 2003	EUR 14 million
Increase (decrease) in other comprehensive income: unrealized depreciation on investments net

Year ended December 31, 2002	–
Year ended December 31, 2003	EUR (14) million
Increase (decrease) in foreign exchange gain, net:

Year ended December 31, 2002	–
Year ended December 31, 2003	EUR 14 million
2.3.4 Accounting for transactions in foreign currencies
The Group determined that certain of its subsidiaries did not properly apply FAS 52 “Foreign Currency Translation” for the conversion their foreign currency transactions into the subsidiaries’ functional currency. FAS 52 requires that, at each balance sheet date, recorded balances that are denominated in a currency other than the functional currency of the entity be translated to the functional currency using the exchange rate at the time of the transaction. FAS 52 also requires that any adjustments resulting from this procedure be made to income currently. In prior years, the amounts relating to the revaluation of foreign currency balances of certain subsidiaries were recorded as a component of other comprehensive income rather than being included in the statement of operations. Accordingly, the Group has restated its prior U.S. GAAP consolidated financial statements.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The effects of the restatement on the prior years’ U.S. GAAP consolidated financial statements are as follows:
Increase (decrease) in accumulated other comprehensive income:

January 1, 2002	EUR 5 million
December 31, 2002	EUR (51) million
December 31, 2003	EUR (75) million
Increase (decrease) in retained earnings:

January 1, 2002	EUR (5) million
December 31, 2002	EUR 51 million
December 31, 2003	EUR 75 million
Increase (decrease) in other comprehensive income:

Year ended December 31, 2002	EUR (56) million
Year ended December 31, 2003	EUR (24) million
Increase in foreign exchange gain, net:

Year ended December 31, 2002	EUR 56 million
Year ended December 31, 2003	EUR 24 million
The total effects on U.S. GAAP consolidated net loss and stockholders’ equity are given in the summary table.
2.4. Accounting for employee post retirement benefits
In connection with its review of pension and retirement plans the Group determined that certain defined benefit plans primarily related to its non-U.S. entities had not been consistently accounted for in accordance with FAS 87, “Employers’ Accounting for Pensions”, FAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, FAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, or APB 12, “Omnibus Opinion – 1967”, as applicable. Several small plans had either not been included for purposes of U.S. GAAP accounting and disclosure or not properly valued in accordance with U.S. rules.
Accordingly, the Group restated its prior year U.S. GAAP consolidated financial statements to record additional liabilities related to employee benefits on the balance sheet as well as the related charge in each period concerned.
The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table.
2.5. Other adjustments
2.5.1 Other than temporary impairments of investments
U.S. GAAP requires that securities accounted for in accordance with FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, be evaluated for impairment whenever the fair value of a security is less than its amortized cost basis. Whenever a decline in the fair value of a security below its amortized cost basis is deemed other than temporary (which is not the same as permanent impairment), the security is deemed to be impaired and it is written down to its fair value with the amount of the write-down included in earnings.
In prior years, the Group determined its impairment on debt and equity securities for U.S. GAAP consistent with the determination made for French GAAP. Under French GAAP, impairments are generally recognized when the book value of an investment is in excess of its estimated recovery value, which could include factors such as strategic value and longer-term value, and thus may be a less restrictive and longer-term concept than that used under U.S. GAAP.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The Group restated its prior U.S. GAAP consolidated financial statements for such securities to record additional impairment losses on equity securities available for sale.
The effects on the U.S. GAAP consolidated net loss and shareholders’ equity are given in the summary table.
2.5.2 Horizon special purpose vehicle
Horizon is an entity that was set up in 2002 as a mean to pass some of the Group’s exposure to its past credit reinsurance activities to the capital markets. Horizon issued credit-linked notes and entered into two swaps with a bank, with the Group entering into mirroring swaps with the same bank that passed along certain credit risks ultimately to the credit-linked noteholders.
Since inception, the Group has consolidated Horizon. When evaluating Horizon as part of their adoption of FIN 46(R), “Consolidation of Variable Entities, an interpretation of ARB No. 51”, the Group determined that two types of accounting errors were made in the past when consolidating Horizon into SCOR’s consolidated financial statements.

•	The derivative contracts between the Group and the bank were not carried at fair value in the consolidated financial statements with fluctuations in fair value recognized in earnings.

•	Remeasurement of foreign currency-denominated credit linked notes and investments in bonds (both denominated in Euros) had not been done into Horizon’s U.S. dollar functional currency, with foreign currency transaction gains and losses reported in earnings.
The effects on the U.S. GAAP consolidated net loss and total shareholders’ equity are given in the summary table.
2.5.3 Costs incurred in connection with the creation of the SCOR Vie subsidiary
The life company SCOR Vie was incorporated in 2003. Costs associated with its incorporation and initial expenses totaling EUR 3 million were recorded directly as a reduction of equity rather than being expensed as required under U.S. GAAP. This does not have any effect on ending total U.S. GAAP consolidated shareholders’ equity at December 31, 2004 or 2003, nor does it have any effect on U.S. GAAP consolidated cash flows. However, restatement of the year 2003 for this item increases the net loss by EUR 3 million. The net effect on income tax expense is 0 as a valuation allowance was immediately recorded on the related deferred tax asset.
The effects on the U.S. GAAP consolidated net income and shareholders’ equity are given in the summary table.
2.5.4 Miscellaneous adjustments
Upon determining that a restatement of prior period U.S. GAAP consolidated financial statements was necessary, the Group also decided to record certain unadjusted differences previously considered immaterial by the Group.
The effects on the U.S. GAAP consolidated net loss and shareholders equity are given in the summary table.
2.5.5 Reclassifications
Certain reclassifications have been made to balances previously reported to conform to the current presentation.
The Company has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the restatements that ended prior to December 31, 2004. For this reason, those prior Annual Reports and the consolidated financial statements, auditors’ reports and related financial information for the affected years contained in such reports should no longer be relied upon.
Various amounts and disclosures in the Notes to consolidated Financial Statements have been restated to reflect the restatement adjustments described above.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Note 3. Summary of Significant Accounting Policies
3.1. Basis of presentation
The consolidated financial statements include the accounts of the Group and its majority-owned and controlled domestic and foreign subsidiaries as well as variable interest entities in which the Group is considered the primary beneficiary, and those partnerships and joint ventures in which the Group has a majority financial interest. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
3.2 Principles of consolidation
The Group and its domestic subsidiaries maintain their books in conformity with French generally accepted accounting principles, and its foreign subsidiaries in conformity with those of the countries of their domicile. The financial statements of those consolidated entities have been adjusted to conform with U.S. GAAP.
Investment in 20% to 50% owned affiliates are accounted for by the equity method. The consolidated financial statements are prepared and presented in euro.
3.3. Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.
3.4. Foreign currency translation
The functional currency of each entity of the Group is the currency in which that entity primarily conducts its business. For most of the Group’s foreign subsidiaries the local currency is the functional currency. In accordance with FAS 52, “Foreign Currency Translation,” financial statements of subsidiaries whose functional currency is not euro are translated into euro equivalents using the current rate of exchange existing at period-end for assets and liabilities, and the average yearly exchange rate for revenues and expenses. Related translation adjustments are reported as a separate component of shareholders’ equity.
Transactions denominated in currencies other than the entity’s functional currency are translated into the functional currency using exchange rates in effect at the transaction date. Resulting gains or losses are included in the statement of operations, except for amounts relating to available for sale debt securities which are recorded in other comprehensive income, as foreign currency translation adjustment in the amount, net of tax, of EUR (39) million and EUR (14) million for the year ended December 31, 2004 and December 31, 2003.
3.5. Investments
FAS 115 requires that debt and marketable equity securities be classified in one of three categories: trading, available-for-sale, or held to maturity.
The Group accounts for its investments in fixed-maturity and marketable equity securities in accordance with FAS 115. Management determines the appropriate classification of securities at the time of purchase.
Trading securities are held to meet short term investment objectives. These securities are recorded on a trade date basis and are carried at fair value. Movements in unrealized gains and losses are reported in net investment income currently.
Securities that are held to meet long term investment objectives are accounted for as available-for-sale. Available-for-sale securities are recorded on a trade date basis and are carried at fair value. Unrealized gains and losses from

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
valuing these securities are reported in shareholders’ equity, net of any related deferred income taxes as well as the effect on deferred policy acquisition costs, present value of future profits and future policy benefits that would result from the realization of unrealized gains and losses. The cost of equity securities is written down to fair value when a decline in value is considered to be other than temporary. The factors considered in making such a determination are described in 3.6.
“Short-term investments” consists of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are carried at amortized cost, which approximates fair value.
Realized gains and losses from sale of investments, determined on the specific identification method and declines in value of securities below cost or amortized cost determined to be other than temporary, are included in earnings.
For mortgage-backed securities and any other holdings for which there is prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any necessary adjustments to the amortization of premium or discount as a result of the change in effective yields and maturities are recognized prospectively in the Group’s income statement.
Other invested assets consist primarily of investments by the Group’s insurance operations in joint ventures and partnerships, and other investments not classified elsewhere herein. Joint ventures and partnerships are carried at equity or cost depending on the equity ownership position. Other investments are carried at cost or fair value depending upon the nature of the underlying assets.
The significant accounting polices relating to other long term investments are described in 3.11.
3.6 Other than temporary impairments in investments
The Group’s process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question, (v) our intent and ability to hold the investment for a sufficient period of time for the value to recover, and (vi) for asset backed securities, the estimated cash flows. When the analysis of the above factors results in a conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value with the resulting change reported in income.
3.7 Derivatives
The Group recognizes all derivatives in the consolidated balance sheet at fair value. The financial statement recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction.
On the date the derivative contract is entered into, the Group designates the derivative as: (i) a hedge of the subsequent changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge); (ii) a hedge of a forecasted transaction, or the variability of cash flows to be received or paid related to a recognized asset to liability (“cash flow” hedge); or (iii) a hedge of a net investment in a foreign operation. Fair value and cash flow hedges may involve foreign currencies (“foreign currency hedges”). The Group did not designate any derivative as cash flow hedges. See Note 15 for a discussion of the Group’s hedging activities.
The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a fair value hedge is reported in current period earnings, along with the offsetting loss or gain on the hedged item attributable to the hedged risk.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The gain or loss in the fair value of a derivative that is designated, qualifies, and is highly effective as a hedge of a net investment in a foreign operation is reported in the foreign currency translation adjustments account within other comprehensive income.
Changes in the fair value of derivatives used for other than hedging activities are reported in current earnings.
The Group documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet, or specific firm commitments or forecasted transactions. The Group also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transaction are highly effective in offsetting changes in fair values or cash flows of hedged items.
In addition to hedging activities, the Group also uses derivative instruments with respect to investment operations, which include, among other things, writing option contracts, and purchasing investments with embedded derivatives, such as equity linked notes and convertible bonds. All changes in the market value of these derivatives are recorded in earnings.
3.8. Cash and cash equivalents
Cash and cash equivalents include cash on hand, short term marketable securities and time deposits with banks with original maturities of three months or less.
3.9. Premiums earned
Premiums from short duration contracts are recognized as revenue evenly as insurance protection is provided. That part of premiums estimated to be billable but which has not been notified by ceding companies upon the financial statement date is estimated and booked as accrued premiums receivable. Unearned premium reserves represent the portion of premiums written that relates to the unexpired terms of contracts and policies in force. Such reserves are computed by pro rata methods based on statistical data or reports received from ceding companies. Premiums for long-duration contracts are recognized as revenue when due from policyholders. To the extent that the Group’s contracts permit a retrospective charge to the ceding Group for additional premiums, such premiums are accrued as premiums receivable based on experience under the contract.
The Group calculates earned not yet issued and unearned premiums, in a manner whereby premiums are computed for their estimated ultimate amount.
The Group accounts for retrospective contracts in accordance with Financial Accounting Standards Board’s Emerging Issues Task Force No. 93-6 (“EITF 93-6”). EITF 93-6 requires that multi-year retrospectively-rated reinsurance contracts, in which past events create rights or obligations for the parties, be accounted as an asset or liability immediately, instead of at contract termination. Rights or obligations include, but are not limited to, return of an experience balance, additional or return premiums and/or reduction in coverage of future events.
3.10. Deferred policy acquisition costs
Life reinsurance deferred policy acquisition costs
Costs that vary with and are directly related to the acquisition of new business, principally commissions and brokerage expenses incurred at the time a contract is issued, are deferred when paid, to the extent recoverable. For policies accounted for in accordance with FAS 60, “Accounting and Reporting by Insurance Enterprises”, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. The deferred policy acquisition costs relating to the life reinsurance business accounted for under FAS 97,

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
“Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” are amortized based on a percentage of our expected gross profits (“EGPs”) over the life of the underlying policies. Estimated EGPs are computed based on assumptions related to the underlying policies written, including the lives of the underlying policies, and, if applicable, growth rate of the assets supporting the liabilities. We amortize deferred policy acquisition costs by estimating the present value of the EGPs over the lives of the insurance policies and calculate a percentage of the policy acquisition cost deferred as compared to the present value of the EGPs. That percentage is used to amortize the deferred policy acquisition costs such that the amount amortized over the life of the policies results in a constant percentage of amortization when related to the actual and future gross profits.
Because the EGPs are only an estimate of the profits we expect to recognize from these policies, the EGPs are adjusted at each balance sheet date to take into consideration the actual gross profits to date and any changes in the remaining expected future gross profits. When EGPs are adjusted, the cumulative amortization is adjusted for the revised EGPs in the period the revision was determined to be necessary.
Non life reinsurance deferred policy acquisition costs
Acquisition costs, principally representing commissions, brokerage expenses, and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts.
Premium deficiency reserves
Premium deficiency reserves are established for the amount of the anticipated losses, loss adjustment expenses, commissions and other acquisition costs and maintenance costs that have not previously been expensed in excess of the recorded unearned premium reserve and future installment premiums on existing policies.
Present value of future profits (PVFP)
As a result of certain acquisitions and the application of purchase accounting, the Group reports a financial asset representing the present value of future profits (PVFP) embedded in acquired insurance, annuity and investment-type contracts. PVFP is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. The Group amortizes PVFP over the effective life of the acquired contracts. Amounts relating to PVFP are included in intangible assets.
3.11. Other long-term investments
Other long term investments consist of buildings and interests in unlisted real estate companies. Real estate which the Group has the intent to hold for the production of income is carried at depreciated cost less any write-downs to fair value for impairment losses and is reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. Buildings are depreciated using the straight-line method over 30 to 50 years with depreciation expense included in “Net investment income.”
Real estate held for disposal is carried at the lower of depreciated cost or fair value less estimated selling costs and is not further depreciated once classified as such.
An impairment loss is recognized when the carrying value of the investment real estate exceeds the estimated undiscounted future cash flows (excluding interest charges) from the investment. At that time, the carrying value of the investment real estate is written down to fair value. Decreases in the carrying value of investment real estate and impairments are recorded in “Realized investment gains (losses), net.”

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
3.12. Fixed assets
Property, furniture and equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to 30 years. Computer software purchased is depreciated over 12 to 60 months. Furniture and equipment held under capital leases and leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the related lease term.
3.13. Impairment or disposal of long-lived assets
The Group accounts for long-lived assets in accordance with the requirements of FAS 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” FAS 144 requires that long-lived assets and certain identifiable intangibles held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable. No impairment charges were recorded in 2002, 2003 and 2004.
3.14. Goodwill
The excess of purchase price over the fair value of the net assets acquired of a company at the date of purchase, is recorded as goodwill. Under FAS 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but is subject to an assessment for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. During 2002, Commercial Risk Partners’ goodwill, which is included in the Non Life segment, was determined to be fully impaired resulting in an impairment loss of EUR 17 million. Goodwill related to foreign companies is recorded as an asset in the functional currency of the subsidiary.
3.15. Uncollectible reinsurance balances
The Group establishes provisions for uncollectible reinsurance balances based on management’s assessment of the collectibility of the outstanding balances. Such provisions were EUR 11 million and EUR 9 million as of December 31, 2004 and December 31, 2003.
3.16. Losses and loss expenses and Life future policy benefits
Reserves for losses and loss adjustment expenses include reserves for unpaid losses and loss expenses and for losses incurred but not reported (“IBNR”). This liability for unpaid claims is established by management based on information received from ceding companies corrected for estimated errors and omissions, as necessary, using management’s industry experience and judgment. The methods used to estimate the reserves are periodically reviewed to insure that the assumptions made continue to be appropriate and any adjustments resulting therefrom are reported in income in the period in which they become known and are accounted for as changes in estimates.
The Group discounts certain reserves for losses and loss adjustment expenses relating for the most part to workers’ compensation claims, over the estimated payment period of the liabilities. The discount rate is based on risk-free rates of return for investments of similar duration, and the discount rate is a locked in rate unless there are indications that the assets supporting the liabilities are returning a significantly lower rate. Loss and loss adjustment reserves were discounted at rates ranging from 3.7% to 8.1% at December 31, 2004 and 2003, and the amount of those discounted reserves were EUR 357 million and EUR 449 million, at December 31, 2004, and 2003, respectively. The impact of the discount on reserves as at December 31, 2004 amounts to EUR 92 million, compared to EUR 104 million as at December 31, 2003. The decrease is mostly due to commutations that have occurred in 2004.
Management believes that the reserve for losses is adequate to cover the ultimate net cost incurred. However, the reserve is necessarily an estimate and the amount ultimately paid may be more or less than the estimate.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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
3.17. Stock-based compensation
The Group accounts for its employee stock option plans in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and discloses below pro forma net income loss and earnings per share as if the fair-value based method of accounting defined in FAS 123, “Accounting for Stock Based Compensation” were applied. FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement defines a fair-value based method of accounting for stock-option plans whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. It encourages all entities to adopt that method of accounting for all of their employee stock compensations plans, but also allows an entity to continue to measure compensations costs for those plans using the intrinsic value based method of accounting prescribed by APB 25.
The Company has elected to follow APB 25 and related Interpretations in accounting for its employees stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company’s employee stock options is lower than the market price of the underlying stock on the date of grant, a compensation expense is recognized.
Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value method was estimated at the date of grant using a binomial option pricing model with the following weighted average assumptions for August 2004, June 2003, and February 2003 respectively: risk-free interest rates of 4.20%, 3.77%, and 4.10%; expected dividend yields of 2.50%, 2.39%, and 2.84%; volatility factors of the expected market price of the Company’s Ordinary Shares of 0.396, 0.446, and 0.430; and a weighted-average expected life of the option of 10 years. The dividend yield is based on consensus estimates of dividends per share until 2005 and thereafter assumes a dividend growth rate proportional to the increase in the 10 year Interbank swap yield. The fair value of options granted during the year was EUR 0.5 per share.
For purposes of pro forma disclosures, the estimated fair value of the options is recognized to expense over the vesting period of five or four years for plans established after December 31, 1996. An adjustment to eliminate compensation cost previously recognized for options that were subsequently forfeited is recognized when the forfeiture occurs. Had compensation expense for the Company’s stock option plans been recognized in

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
accordance with FAS 123, the Company’s net income loss, basic earnings per share and diluted earnings per share would have been as follows:

	31/12/02	31/12/03	31/12/04

Net Income (loss) as reported	(493)	(512)	247
Total compensation determined under the intrinsic value method	–	–	3
Less: Total employee stock option compensation expense determined under the fair value based method for all awards	(7)	(5)	(8)

Pro forma Net Income (loss) – basic	(500)	(517)	242

Interest on convertible bonds	–	–	6

Pro Forma Net Income (loss) – diluted	(500)	(517)	248

Earnings Per Share(a):
Basic earnings per share – As reported	(13.03)	(3.76)	0.31
Basic earnings per share – Pro forma	(13.22)	(3.79)	0.30
Diluted earnings per share – As reported	(13.03)	(3.76)	0.30
Diluted earnings per share – Pro forma	(13.22)	(3.79)	0.29

(a)	The weighted average number of shares used to calculate basic EPS (expressed in thousands) were 37,830, 136,300 and 803,152 for 2002, 2003, and 2004, respectively. The weighted average number of shares used to calculate diluted EPS (expressed in thousands) were 37,830, 136,300 and 857,189 for 2002, 2003, and 2004, respectively. The effects of applying FAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income in future years.
3.18. Accounting for income taxes
The Group accounts for income taxes in accordance with the requirements of FAS 109 “Accounting for Income Taxes.” FAS 109 provides for a liability approach under which deferred income taxes are calculated based upon enacted tax laws and rates, applicable in the various jurisdictions in which the Group operates, to the periods in which the tax becomes payable. Under FAS 109, valuation allowances are recorded against deferred tax assets that are “more likely than not” to be not realizable in the future. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, the Group used the same assumptions and projections utilized in internal forecasts.
3.19. Post retirement benefits
Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group maintains both defined benefit and defined contribution plans. A defined benefit pension plan is a plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity.
The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the projected benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The projected benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected remaining career when the cumulative unrecognized actuarial gains or losses, for each individual plan, exceed 10% of the higher of the projected benefit obligation or the fair value of plan assets at beginning of year.
For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.
3.20. Earnings per share
The Group accounts for earnings per share in accordance with the requirements of FAS 128, “Earnings Per Share.” FAS 128 establishes standards for computing and presenting earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings per share include the effect of all potentially dilutive securities. FAS 128 also requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation.
The reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation is disclosed in Note 12.
Basic earnings per share are calculated using the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings per share are based on the additional assumed dilution of all dilutive potential Ordinary Shares outstanding which are issuable under stock option plans and restricted reward stock plan (using the treasury stock method), and on the additional assumption that the convertible bonds are converted into Ordinary Shares (using the if-converted method).
3.21. Segment Information
In accordance with FAS 131, “Disclosures about Segments of an Enterprise and Related Information”, as a result of changes in its organization and internal-management reporting structure, the Group changed its reporting segments and restated previously reported segment information to present its segment disclosures on a basis consistent with the new organization and internal management reporting structure.
The Group now has two reportable segments: Non Life and Life/ Accident and Health. Segment information is disclosed in Note 17.
3.22. Credit risk concentration
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

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
At December 31, 2004, the Group did not have a material concentration of financial instruments in any single investee, industry or geographic location. Almost all of the Group’s investment in fixed maturities are investment grade securities.
The Group’s client base and the geographic diversity thereof limit the concentration of credit risk on amounts due from clients. At December 31, 2004, the Group had no significant concentrations of credit risk by geographic area.
3.23. Recent accounting developments
In December 2003, the FASB issued FIN No. 46(R), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” (“FIN 46(R)”) which revised the original FIN 46 issued in January 2003. FIN 46(R) addresses whether certain types of entities, referred to as variable interest entities (“VIEs”), should be consolidated in financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if, as the primary beneficiary, it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns. On January 1, 2004, the Group adopted FIN 46(R) for all special purpose entities (“SPEs”) and for relationships with all VIEs that began on or after February 1, 2003. On December 31, 2004, the Group implemented FIN 46(R) for relationships with potential VIEs that are not SPEs and for all VIEs created before February 1, 2003. The transition to FIN No. 46(R) did not result in the Group consolidating any new entities or deconsolidating any existing entities.
In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” SOP 03-1 provides a conceptual framework that facilitates the determination of the proper accounting for various life and annuity products. SOP 03-1 requires (1) the classification and valuation of certain nontraditional long-duration contract liabilities (2) the reporting and measurement of separate account assets and liabilities as general account assets and liabilities when specified criteria are not met, and (3) the capitalization of sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing sales inducements accrued or credited if such criteria are not met.
SOP 03-1 was effective for financial statements for fiscal years beginning after December 15, 2003 and was adopted by the Group on January 1, 2004. The adoption resulted in a one-time cumulative accounting gain of approximately EUR 5 million before taxes or EUR 4 million after taxes, reported as a “Cumulative effect of accounting change, net of taxes” in the results of operations for the year ended December 31, 2004. This gain reflects the impact of reducing reserves for future policy benefits for certain annuity contracts in the U.S., offset by additional reserves for certain annuitization benefits and net of the related impact on amortization of deferred policy acquisition costs and present value of future profit.
In December 2004, the FASB issued FAS 123R, “Share Based Payment” which replaces FAS 123 “Accounting for Stock-Based Compensation.” FAS 123R requires all entities to apply the fair value based measurement method in accounting for share-based payment transactions with employees, such as stock options, by measuring the award at fair value and expensing the amount over the period during which an employee is required to provide service in exchange for the award (the vesting period). The Group currently uses APB 25 to record its share based compensation expense. FAS 123R was initially effective as of the beginning of the first interim or annual period beginning after June 15, 2005. The Group is currently evaluating the impact of this Standard and will adopt FAS 123R at the latest for its 2006 reporting.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
In March 2004, the EITF of the FASB reached a final consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This Issue establishes impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also requires income to be accrued on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF 03-1-1, which defers the effective date of a substantial portion of EITF 03-1, from the third quarter of 2004, as originally required by the EITF, until such time as FASB issues further implementation guidance, which is expected sometime in 2005. The Group will continue to monitor developments concerning this Issue and is currently unable to estimate the potential effects of implementing EITF 03-1 on the Group’s consolidated financial position or results of operations.
In December 2003, the FASB issued SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (SFAS 132-R), which retains the disclosure requirements contained in SFAS 132 and requires additional disclosure in financial statements about the assets, obligations, cash flows, and net periodic benefit cost of domestic defined benefit pension plans and other domestic defined benefit postretirement plans for periods ending after December 15, 2003, except for the disclosure of expected future benefit payments, which must be disclosed for fiscal years ending after June 15, 2004. The new disclosure requirements for foreign retirement plans apply to fiscal years ending after June 15, 2004. However, the Group elected to adopt SFAS 132-R for its foreign plans as of December 31, 2003. Certain disclosures required by this Statement were effective for interim periods beginning after December 15, 2003. The new annual disclosures are included in Note 11 to the Consolidated Financial Statements.
In April 2003, the FASB issued Statement No. 133 Implementation Issue No. B36, “Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments.” Implementation Issue No. B36 indicates that a modified coinsurance arrangement (“modco”), in which funds are withheld by the ceding insurer and a return on those withheld funds is paid based on the ceding Group’s return on certain of its investments, generally contains an embedded derivative feature that is not clearly and closely related to the host contract and should be bifurcated in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Effective January 1, 2004, the Group adopted the guidance prospectively for existing contracts and all future transactions. As permitted by SFAS No. 133, all contracts entered into prior to January 1, 1999, were grandfathered and are exempt from the provisions of SFAS No. 133 that relate to embedded derivatives. The application of Implementation Issue No. B36 had no impact on the consolidated financial position or results of operations of the Group.
In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity.” SFAS No. 150 generally applies to instruments that are mandatorily redeemable, that represent obligations that will be settled with a variable number of Group shares, or that represent an obligation to purchase a fixed number of Group shares. For instruments within its scope, the statement requires classification as a liability with initial measurement at fair value. Subsequent measurement depends upon the certainty of the terms of the settlement (such as amount and timing) and whether the obligation will be settled by a transfer of assets or by issuance of a fixed or variable number of equity shares. The Group adopted FAS No. 150, as of January 1, 2004 and the adoption did not have a material effect on the Group’s consolidated financial position or results of operations.
In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 expands existing accounting guidance and disclosure requirements for certain guarantees and requires the recognition of a liability for the fair value of certain types of guarantees issued or modified after December 31, 2002. The January 1, 2003 adoption of the Interpretation’s guidance did not have a material effect on the Group’s financial position.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Note 4. Investments
The amortized cost gross unrealized gains, gross unrealized losses and estimated fair value of investments in fixed maturities, and equity securities available-for-sale are shown below.

	As of December 31, 2003

	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities available for sale
Debt securities issued or guaranteed by the French government or its agencies	1,035	2	(7)	1,030
Debt securities issued or guaranteed by the U.S. government or its agencies	1,213	13	(8)	1,218
Obligations of U.S. states and political subdivisions	152	5	–	157
Debt securities issued or guaranteed by the European Union	415	2	(5)	412
Debt securities issued or guaranteed by other national, state or local governments or their agencies	309	14	–	323
Corporate debt securities	1,076	23	(7)	1,092
Mortgage-backed securities	853	42	(4)	891
Other debt securities	7	–	–	7

Total fixed maturities available for sale	5,060	101	(31)	5,130

Equity securities available for sale
Equity securities, available for sale	98	11	–	109

	As of December 31, 2004

	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities
Debt securities issued or guaranteed by the French government or its agencies	766	10	–	776
Debt securities issued or guaranteed by the U.S. government or its agencies	1,396	3	(17)	1,382
Obligations of U.S. states and political subdivisions	119	4	–	123
Debt securities issued or guaranteed by the European Union	452	4	(3)	453
Debt securities issued or guaranteed by other national, state or local governments or their agencies	299	15	–	314
Corporate debt securities	1,295	21	(4)	1,312
Mortgage-backed securities	836	36	(4)	868
Other debt securities	44	–	–	44

Total fixed maturities available for sale	5,207	93	(28)	5,272

Equity securities available for sale
Equity securities, available for sale	220	45	–	265

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Contractual maturities of investments in fixed maturities available-for-sale securities are presented below:

	As of December 31, 2004

	Amortized	Estimated
	cost	fair value

	(EUR, in millions)
Available for sale
Due within one year or less	464	465
Due after one year through five years	2,783	2,699
Due after five years through ten years	926	955
Due after ten years	1,034	1,153

Total	5,207	5,272

Actual maturities could differ from the contractual maturities because the borrowers may have the right to call or prepay obligations.
The Group’s net investment income, comprised primarily of interest and dividends, was derived from the following sources:

	Year ended December 31

	2002	2003	2004

	(EUR, in millions)
Investment income
Fixed maturities	318	265	244
Equity securities, dividends	6	3	6
Trading securities	39	47	3
Short term investments and other(1)	105	100	112

Total investment income	468	415	365

Investment expense
Swap interest	17	8	7
Administration expenses	16	29	33
Other	68	52	43

Total investment expense	101	89	83

Net investment income	367	326	282

(1)	Includes swap income of EUR 10 million in 2002, EUR 3 million in 2003 and EUR 8 million in 2004.
Net realized investments gains and losses of the Group were derived from the following sources:

	Year ended December 31,

	2002	2003	2004

	(EUR, in millions)
Net realized investment gains (losses)
Fixed maturities	72	93	27
Equity securities(1)	(123)	14	17
Short term investments and other	93	10	(2)

Net realized investment gain	42	117	42

(1)	net realized gains on equity securities for 2002 include the gain on sale of shares of COFACE.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The changes in net unrealized gains and losses on the available for sale investments of the Group are derived from the following sources:

Year ended
December 31,
2004

(EUR, in millions)
Increase (decrease) during period in difference between fair value and cost of investments in equity securities	34
Deferred income tax benefit (expense)	(11)

Increase (decrease) in net unrealized gains (losses) on equity securities	23

Increase (decrease) during period in difference between fair value and cost of investments in fixed maturities	(5)
Deferred income tax benefit (expense)	2

Increase (decrease) in net unrealized gains (losses) on fixed maturities	(3)
Minority interest	1

Total increase (decrease) in net unrealized gains (losses) on equity securities and fixed maturities	21

The following table summarizes the gross unrealized losses and fair value of investment securities classified as available for sale, aggregated by major investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004. The fair value as presented on the balance sheet is net of all writedowns for other than temporary impairments.

	Unrealized Losses at December 31, 2003

			More than
	Less than 12 months		12 months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	Losses	value	Losses	value	Losses

Fixed maturities available for sale
Debt securities issued or guaranteed by the French Government or its agencies	488	(7)	–	–	488	(7)
Debt securities issued or guaranteed by the U.S. government or its agencies	546	(8)	–	–	546	(8)
Obligations of U.S. states and political subdivisions	–	–	–	–	–	–
Debt securities issued or guaranteed by the European Union	266	(5)	14	–	280	(5)
Debt securities issued or guaranteed by other national, state or local governments or their agencies	–	–	–	–	–	–
Corporate debt securities	301	(7)	11	–	312	(7)
Mortgage-backed securities	199	(4)	14	–	213	(4)
Other debt securities	–	–	–	–	–	–

Total fixed maturities available for sale	1,800	(31)	39	–	1,839	(31)

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Unrealized Losses at December 31, 2004

			More than
	Less than 12 months		12 months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	Losses	value	Losses	value	Losses

Fixed maturities available for sale
Debt securities issued or guaranteed by the French Government or its agencies	–	–	–	–	–	–
Debt securities issued or guaranteed by the U.S. government or its agencies	864	(10)	347	(7)	1,211	(17)
Obligations of U.S. states and political subdivisions	–	–	–	–	–	–
Debt securities issued or guaranteed by the European Union	–	–	158	(3)	158	(3)
Debt securities issued or guaranteed by other national, state or local governments or their agencies	–	–	–	–	–	–
Corporate debt securities	163	(3)	119	(1)	282	(4)
Mortgage-backed securities	97	(1)	87	(3)	184	(4)
Other debt securities	–	–	–	–	–	–

Total fixed maturities available for sale	1,124	(14)	711	(14)	1,835	(28)

U.S. Treasury Obligations. The unrealized losses on the Group’s investments in U.S. Treasury obligations and direct obligations of U.S. government agencies were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Group, has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Group does not consider these investments to be other-than-temporarily impaired at December 31, 2004.
Debt Securities Issued or Guaranteed by the European Union
The unrealized losses on the Group’s investments in Debt Securities Issued or Guaranteed by the European Union were caused by interest rate increases. Because the Group has the ability and intent to hold these investments until a recovery of fair value, the Group does not consider these investments to be other-than-temporarily impaired at December 31, 2004.
Mortgage-Backed Securities. The unrealized losses on the Group’s investment in federal agency mortgage-backed securities were caused by interest rate increases. The Group purchased these investments at a discount relative to their face amount, and the contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at price less than the amortized cost of the Group’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Group has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Group does not consider these investments to be other-than-temporarily impaired at December 31, 2004.
Corporate Debt Securities. The unrealized losses on the Group’s investment in corporate debt securities were caused by interest rate increases and declines in credit quality on certain securities. Although certain securities experienced declines in credit quality, the securities are still investment grade and therefore the Group believes it is probable that they will collect all amounts due according to the contractual terms of the investment. Because Group has the ability and intent to hold these securities until a recovery of fair value and because the credit

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
quality has not deteriorated significantly, the Group does not consider the investment in Corporate Debt Securities to be other-than-temporarily impaired at December 31, 2004.

	Year ended December 31,

	2002	2003	2004

	(EUR, in millions)
Equity securities, available for sale
Gross unrealized gains	9	11	45
Gross unrealized losses	(10)	–	–

Net unrealized gains	(1)	11	45

Fixed maturities, available for sale
Gross unrealized gains	231	101	93
Gross unrealized losses	(17)	(31)	(28)

Net unrealized gains	214	70	65

Total net unrealized gains (losses)	213	81	110

Policyholder-related amounts(1)	(66)	(37)	(40)
Deferred tax liability	(7)	(2)	(14)
Minority interest	(2)	(4)	0

Shareholders’ net unrealized appreciation	138	38	56

(1)	amortization of deferred policy acquisition costs and PVFP due to the revaluation to the fair value of available for sale securities in application of SFAS 115 (“shadow DAC”).
In 2004, 2003 and 2002, the Group recognized EUR 11 million, EUR 5 million, and EUR 50 million in other than temporary impairments respectively.
The following table sets forth the split of the Other Long Term Investments as of December 31:

	Year ended
	December 31,

	2003	2004

	(restated)
	(EUR, in millions)
Lands	48	53
Buildings	268	264
Furnitures and equipments	–	5

Total	316	322

Note 5. Reinsurance
The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposure to large losses. Although ceded reinsurance permits recovery of all or a portion of losses from the retrocessional reinsurer, it does not discharge the Group as the primary reinsurer.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Premiums written, premiums earned and loss and LAE incurred for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31, 2002

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Non Life
Assumed	4,240	4,046	(3,596)
Ceded	(460)	(471)	134
Life
Assumed	675	675	(500)
Ceded	(97)	(97)	41

Net	4,358	4,153	(3,921)

	Year ended December 31, 2003

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Non Life
Assumed	2,723	3,099	(2,838)
Ceded	(252)	(292)	99
Life
Assumed	583	583	(509)
Ceded	(66)	(66)	88

Net	2,988	3,324	(3,160)

	Year ended December 31, 2004

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Non Life
Assumed	1,700	1,868	(1,241)
Ceded	(98)	(165)	65
Life
Assumed	544	544	(454)
Ceded	(20)	(20)	3

Net	2,126	2,227	(1,627)

For the years ended December 31, 2002, 2003 and 2004, the percentage of net premiums written to gross premiums written was 88.7%, 90% and 95% respectively.
Retrocessionaires of the Group are subject to initial review of financial condition before final acceptability is confirmed and to subsequent reviews on an annual basis. The Group, like most reinsurance companies, enters into retrocession arrangements for many of the same reasons primary insurers seek reinsurance, including increasing their premium writing and risk capacity without requiring additional capital and reducing the effect of individual or aggregate losses. Historically, the Group has retroceded risks to retrocessionaires on both a proportional and excess of loss basis. Under its 2004 retrocessional program, the capacity for Property treaties was for any one risk either EUR 20 million per cedent or EUR 80 million per territory all cedents combined as defined by the Group’s accumulated liability for a risk. For the classes of motor liability, credit and bond, decennial, specific retrocession

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
programs have been established. In 2004, the Group retention was EUR 25 million per risk for facultative Property and EUR 25 million per risk for facultative Casualty.
Paid losses, outstanding losses and IBNR recoverable from retrocessionaires, which are determined to be uncollectible, are charged to operations. No material amount was charged to operations for the years ended December 2004, 2003 and 2002.
The Group withholds funds from retrocessionaires in accordance with retrocessional agreements. Under the terms of the agreements, the Group pays interest on the principal amounts of deposits withheld. Related interest expense was EUR 26 million, EUR 32 million and EUR 59 million in 2004, 2003 and 2002.
Certain reinsurance contracts do not, despite their form, provide for the indemnification of the ceding company by SCOR against loss or liability. Such contracts primarily consist of non-proportional excess-of-loss treaties covering catastrophic events, which include profit and loss sharing clauses upon termination or cancellation. In these cases, the premium received has been accounted for as a deposit in accordance with Statement of Position 98-7 “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk” rather than as premium revenue in accordance with FAS 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”. There were no amounts recorded as deposits and classified as other assets, under such contracts as of December 31, 2004 and 2003.
As of December 31, 2004 and based on the Group’s ceded premiums, there were no Non Life Property Casualty retrocessionaires whose share exceeded 20% of the total retrocession.
In connection with an acquisition made by the Group in 2001, the seller agreed to cover its liabilities in respect of run-off of technical reserves for the 2000 and previous reinsurance years through reinsurance agreements. The aforementioned agreement was settled in the form of a retrocession contract coupled with a general guarantee. At December 31, 2004 and 2003, the consolidated balance sheets included EUR 234 million and EUR 240 million, respectively related to the guaranty provided.
Note 6. Deferred Acquisition Cost and Present Value of Future Profits
The increase in life reinsurance deferred acquisition costs was EUR 32 million, EUR 77 million, and EUR 51 million for the years ended December 31, 2004, 2003, and 2002, respectively.
The increase (decrease) in non-life reinsurance deferred acquisition costs was EUR 3 million, EUR (48) million, and EUR 51 million for the years ended December 31, 2004, 2003, and 2002, respectively.
The movement in the PVFP for the years 2002, 2003 and 2004 is as follows:
The present value of future profits decreased from EUR 80 million at December 31, 2003 to EUR 37 million end of December 2004, from the net effect of the following: interest of EUR 2 million, an unfavorable exchange rate fluctuation in the amount of EUR 5 million, EUR 8 million amortization of PVFP, and a decrease of EUR 32 million resulting from the adoption of SOP 03-1 by SCOR Life Re on January 1, 2004.
In 2003, the present value of future profits decreased from EUR 111 million to EUR 80 million end of December 2003, from the net effect of the following: interest of EUR 4 million, an unfavorable exchange rate fluctuation in the amount of EUR 19 million, and a EUR 16 million amortization of PVFP.
In 2002, the present value of future profits decreased from EUR 150 million to EUR 111 million end of December 2002, from the net effect of the following: interest of EUR 5 million, a unfavorable exchange rate fluctuation in the amount of EUR 23 million, and a EUR 21 million amortization of PVFP.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Note 7. Fixed Assets
Fixed assets include primarily the Group headquarters. This building had a net book value of EUR 81 million and EUR 76 million at December 31, 2003 and December 31, 2004, respectively.
In late December 2003 the Group concluded an agreement to sell its corporate headquarters to an institutional investor for approximately EUR 150 million. The Company entered into a long-term lease agreement with the purchaser and is now a tenant of the building at La Defense. The Company is allowed to sublet certain parts of the premises.
Because SCOR has a continuing involvement in the property, the sale leaseback transaction was not treated as a sale in 2003. No gain has been recognized on the sale in either 2003 or 2004 and the headquarters remain in the Group’s fixed assets. The sales proceeds have been considered as financing proceeds and are included as part of the Group’s debt. Under the financing method, lease payments (EUR 10.3 million per year over 9 years) will be recorded as interest and principal payments and will reduce the debt over the lease. The building will continue to be depreciated. Once the conditions of continuing involvement are lifted, the gain on the sale will be recognized over the remaining lease term.
Note 8. Comprehensive Income
Related tax effects allocated to each component of other comprehensive income (loss) for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31, 2002

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	(144)	–	(144)
Minimum pension liability adjustment	(3)	1	(2)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	95	(20)	75
Equity securities	(75)	27	(48)
Less: reclassification adjustment for depreciation (appreciation) included in net loss	103	(36)	67

Other comprehensive loss	(24)	(28)	(52)

	Year ended December 31, 2003

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	(122)	(5)	(127)
Minimum pension liability adjustment	1	–	1
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	(50)	5	(45)
Equity securities	9	(4)	5
Less: reclassification adjustment for depreciation (appreciation) included in net loss	(63)	22	(41)

Other comprehensive loss	(225)	18	(207)

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year ended December 31, 2004

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	(123)	22	(101)
Minimum pension liability adjustment	(1)	–	(1)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	16	(2)	14
Equity securities	3	0	3
Less: reclassification adjustment for depreciation (appreciation) included in net income	(14)	5	(9)

Other comprehensive loss	(119)	25	(94)

Net of tax balances of each classification within accumulated other comprehensive income (loss) as of December 31, 2002, 2003 and 2004 are as follows:

			Unrealized
			Appreciation
	Foreign	Unrealized	(Depreciation)	Minimum	Accumulated
	Currency	Appreciation	Pertaining to	Pension	Other
	Translation	(Depreciation)	Equity Method	Liability	Comprehensive
	Adjustment	of Investments	Investments	Adjustment	Income (Loss)

	(EUR, in millions)
Year ended December 31, 2002 (Restated)
Balance at beginning of Period	174	30	–	(2)	202
Current-period change	(144)	94	–	(2)	(52)

Balance at end of period	30	124	–	(4)	150

Year ended December 31, 2003 (Restated)
Current-period change	(127)	(81)	–	1	(207)

Balance at end of period	(97)	43	–	(3)	(57)

Year ended December 31, 2004
Current-period change	(101)	8	–	(1)	(94)

Balance at end of period	(198)	51	–	(4)	(151)

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Note 9. Debt
Short-term and long-term debt consists of the following:

	As of December 31,

	2003		2004

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	(EUR, in millions)
Bank, short-term loans, and debt due within one year	14	14	244	284

Total short-term debt	14	14	244	284
Notes payable – fixed rate	36	36	34	34
Convertible subordinated debentures – 1%	257	252	–	–
Convertible subordinated debentures – 4.125%	–	–	200	224
EUR 200 million debentures – 7.75%	200	210	199	220
EUR 50 million perpetual subordinated debt – EURIBOR + 0.75%	50	50	50	50
USD 100 million 30-year subordinated debt – LIBOR + 0.80%	79	79	74	74
EUR 100 million 20-year subordinated debt – EURIBOR + 1.15%	100	100	100	100
Horizon	102	102	94	94
Capital Lease	101	101	97	97
Lease Back SCOR Building – Note 7	150	150	147	147

Total long-term debt	1,039	1,044	961	1,006

Total debt	1,089	1,094	1,239	1,324

Debt outstanding was denominated in the following currencies, stated at year-end exchange rates:

	As of
	December 31,

	2003	2004

	(EUR, in millions)
Euro	949	1,111
U.S. Dollar	140	129

Total debt	1,089	1,239

Debt, presented by interest rate and reflecting any effect of interest rate swap agreements is as follows:

	As of
	December 31,

	2003	2004

	(EUR, in millions)
Below 4%	260	227
4 to 5.5%	48	253
5.5 to 6.5%(1)	251	244
6.5 to 7.75%	209	208
Variable rates based on LIBOR or Euribor	321	307

Total debt	1,089	1,239

(1)	Including capital lease obligations of EUR 101 million and EUR 97 million in 2003 and 2004, respectively as well as debt relating to the SCOR building of EUR 150 million and EUR 147 million in 2003 and 2004, respectively.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Related interest expense for the year, was EUR 49 million, EUR 33 million and EUR 34 million, in 2004, 2003 and 2002, respectively.
On March 23, 1999, June 25, 1999 and July 6, 2000, the Company issued subordinated debts programs for EUR 50 million, USD 100 million and EUR 100 million respectively. All consist of step-up notes under the following conditions:

Principal Amount	Term	Interest Rate		Interest Payment	Redeemable

EUR 50 million	Perpetual	From March, 1999 to March, 2014: EURIBOR for six-month deposits + 0.75%	March 2014 and Thereafter: EURIBOR for six-month deposits + 1.75%	Semi-annual	In whole and not in part, at the option of the Company on or about March 24, 2009, or on any interest payment date falling on or about each fifth anniversary thereafter
USD 100 million	2029	From June, 1999 to June, 2009: LIBOR for three months deposits in USD + 0.80%	From June, 2009 to June, 2029: LIBOR for three months deposits in USD + 1.80%	Quarterly	In whole or in part, at the option of the Company on or about June 25, 2009, or on any interest payment date falling thereafter
EUR 100 million	2020	From July, 2000 to July, 2010: EURIBOR for three months deposits + 1.15%	From July, 2010 to July, 2020: EURIBOR for three months deposits in USD + 2.15%	Quarterly	In whole but not in part, at the option of the Company on or about July 6, 2010, or on any interest payment date falling thereafter
On June 15, 1999 the Group launched a EUR 233 million issue of convertible bonds redeemable in new or existing shares (“OCEANEs”), represented by 4,025,000 bonds with a nominal value of EUR 58 each. The OCEANEs bear interest at a rate of 1% per annum, payable annually on January 1, of each year, and are redeemable in full at maturity on January 1, 2005 at EUR 65.28 per bond. Early redemption in whole or in part is possible, at the option of the Group by:

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
Bondholders may request conversion at any time from June 28, 1999 at the rate of one bond per one Ordinary Share. The Company may, at its option, deliver new shares and/or existing shares.
Scor purchased on the market 577,258 OCEANEs, which represented an aggregate reimbursement value of EUR 37.7 million. The OCEANEs were repaid in cash on or about the date of maturity (January 1, 2005).

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
On June 19, 2002, SCOR issued a unsubordinated debts for EUR 200 million. The notes are issued under the following conditions:

Principal Amount	Term	Interest Rate	Interest Payment	Redeemable

EUR 200 million	2007	From June, 2002 to June, 2007: Fix Rate 5,25% and complementary 2.5%	Annual	The notes will be redeemed at their principal amount on June 21, 2007.
On July 2, 2004 the Company launched a EUR 200 million issue of convertible bonds redeemable in new or existing shares (“OCEANEs”). The OCEANEs bear interest at a rate of 4.125% per annum, payable annually on January 1, of each year, and are redeemable in full at maturity on January 1, 2010 at EUR 2.00 per bond. Early redemption in whole or in part is possible, at the sole option of the Company as follows:

(1)	at any time by means of repurchases on the market or over-the-counter or by public tender offer for all or a portion of the bonds;

(2)	at any time from January 1, 2008 to December 31, 2009, for all bonds outstanding, subject to a minimum notice period of at least 30 calendar days as follows:

•	by redemption at par, plus interest accrued from the last interest payment date preceding the early redemption date until the date set for redemption if the product of (i) the applicable conversion/exchange ratio and (ii) the average opening price of the Company’s shares on Euronext Paris calculated over a period of 20 consecutive trading days during which the shares are listed on such stock exchange, as selected by the Company from among the 40 consecutive trading days preceding the date of publication of a notice relating to such early redemption, exceeds 130% of the principal amount of the bonds;

(3)	at any time for all bonds outstanding, if less than 10% of the bonds issued remain outstanding, by redemption at par, plus interest accrued from the last interest payment date preceding the early redemption date until the date set for redemption.
Bondholders may request that each bond be converted into and/or exchanged for one ordinary share of SCOR at any time from July 2, 2004 until the seventh day preceding their normal or early redemption date. The Company may, at its option, deliver new shares and/or existing shares.
Repayments of debt as of December 31, 2004 were scheduled as follows:

Year	Debt	Capital Lease	Total

	(EUR, in millions)
2005	262	4	266
2006	73	5	78
2007	227	5	232
2008	11	5	16
2009	200	5	205
Thereafter	222	73	295

Total debt(1)	995	97	1,092

(1)	Excluding EUR 147 million related to the sale of the SCOR building. See Note 2.
At December 31, 2004, the Group had approximately EUR 44 million available in unused short and long-term credit lines.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Note 10. Income Tax
The provision for income tax consisted of the following components:

	Year ended December 31,

	2002	2003	2004

	(EUR, in millions)
Current tax expense (benefit)
French	(8)	2	12
Foreign	(11)	32	31

	(19)	34	43

Deferred tax expense (benefit)
French	(24)	147	(110)
Foreign	94	106	(6)

	70	253	(116)

Total provision for income taxes	51	287	(73)

In 2002, the Group established a valuation allowance on their deferred tax assets with a net impact increasing income tax of EUR 132 million. At December 31, 2003, the Group recorded a net additional valuation allowance with a EUR 353 million net impact on income tax. The Group did not recorded any addition to the valuation allowance in 2004.
The valuation allowance of EUR 525 million as December 31, 2004 relates to deferred tax assets of the US and French operations totalling EUR 235 million and EUR 290 million, respectively. The valuation allowance of EUR 290 million relating to the French operations is comprised of EUR 132 million and EUR 158 million for net operating losses and net capital losses, respectively.
In 2004, the Company recorded a EUR 133 million reduction to the valuation allowance on the French net operating losses mainly due to improvements in the profitability in 2004 and actions taken by management to sustain profitability in the future. The French net operating losses have no expiration date. In assessing the realizability of deferred tax assets, including the French net operating losses, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income including tax planning strategies over the periods during which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004 and 2003.
The deferred tax assets generated by net capital losses are fully provided. In 2004, the deferred tax asset and the valuation allowance related to the net capital losses were both increased by EUR 28 million.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The deferred tax assets and liabilities on the consolidated balance sheets reflect timing differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of
	December 31,

	2003	2004

	(EUR,
	in millions)
Deferred tax liability
Deferred policy acquisition costs	88	139
Unrealized appreciation and timing differences on investments	5	8
Equalization reserves	16	25
Ceding commission acquisition Allstate	17	17
Financial instruments	11	–
Capitalisation reserve	40	42
Other temporary differences	51	5

Total deferred tax liability	228	236

Deferred tax asset
Unrealized depreciation and timing differences of investments	1	–
Retirement plan	6	–
Loss carryforward	669	725
Loss reserves	66	50
Unearned premium	4	2
Cancellation of internal realized gains on sale of assets	5	9
Realized gain (loss) on real estate	24	26
Other temporary differences	–	26

Total deferred tax asset	775	838
Valuation allowance	(587)	(525)

Net deferred tax asset (liability)	(40)	77

In the table presented above, deferred tax assets and liabilities are classified by nature, whereas they are presented on the balance sheet, by tax-entity (or group).
The Group has total deferred tax assets relating to net capital losses and net operating losses available for carry forward of EUR 725 million of which EUR 217 million relates to the US operations expiring from 2019 to 2024 (and have a full valuation allowance) and EUR 508 million relate to the French operations, of which EUR 350 million relate to net operating losses and have no expiration date.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
A reconciliation of income tax expense computed by applying the French income tax rate of 35.43% in 2004, 35.43% in 2003 and 35.43% in 2002 to income (loss) before income taxes, minority interests, income (loss) from investments accounted for by the equity method and cumulative effect of change in accounting principle, is as follows:

	Year ended December 31,

	2002	2003	2004

	(EUR, in millions)
Computed tax expense (benefit) at statutory rate	(154)	(71)	69
Net impact of the valuation allowance on deferred tax assets	132	353	(118)
Tax exempt revenues and expenses	24	(9)	(14)
Changes from statutory tax rate	40	4	(12)
Capitalization reserve	7	11	2
Others, net	2	(1)	–

Total income tax (benefit) expense	51	287	(73)

Note 11. Employee Benefits
Pension plans and other long-term employee benefits
In accordance with the laws and practices of each country in which it operates, the Group participates in employee benefit plans providing retirement pensions.
In the United States, SCOR U.S. sponsors a qualified defined benefit pension plan covering substantially all employees of this company and its subsidiaries. Benefits under this plan are based on an employee’s years of service and compensation. The plan is funded and the company’s funding policy is to contribute annual amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). SCOR U.S. also sponsors a supplemental retirement plan, an unfunded nonqualified plan established in 1989, which covers a select group of management employees. General Security National Insurance Company (GSNIC), a US subsidiary of SCOR, sponsors a qualified defined benefit pension plan. This plan is funded and closed to new entrants. As of December 31, 2004, the plan did not have any active participants.
In France, the Company provides indemnities which are payable upon retirement of the employees and are due only if the employee is on the Company payroll when he or she retires. Such indemnities are based on accrued service and final salary. The Company also provides additional leave at the end of the career of the employees who retire between age 60 and age 62. In 1997, the Company established a defined benefit retirement plan for a select group of management employees. The plan is noncontributory and provides pension benefits to eligible employees who are on the Company payroll when they retire. This plan is partially funded with an insurance company.
In Germany, the Company sponsors a defined benefit pension plan for Senior Executives. This plan has been funded since 2004.
In Italy, according to local regulations, the Company accrues indemnities for all employees (Trattemento di Fine Rapporto) until they leave the company (retirement, lay-off or termination of contract). This indemnity is increased each year based on each employee’s service and an inflation factor.
In Spain and Korea, the Companies provide retirement indemnities.
The Group uses a December 31 measurement date for all of its plans.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The following table sets forth the plan benefit obligation, fair value of plan assets, and funded status for all plans on an aggregate basis at December 31, 2004, 2003 and 2002:

	2002	2003	2004

	(EUR, in millions)
Change in Projected in Benefit Obligation
Projected Benefit Obligation at Beginning of Year	55	60	62
Service Cost	4	4	4
Interest Cost	3	3	3
Actuarial (Gain) Loss	5	3	(10)
Benefit Payments	(2)	(3)	(2)
Settlement			(4)
Currency Changes	(5)	(5)	(3)

Projected Benefit Obligation at End of Year	60	62	50

Change in Fair Value of Plan Assets
Fair Value of Assets at Beginning of Year	22	17	20

Actual Return on Plan Assets	(1)	2	1
Benefit Payments	(2)	(3)	(2)
Employer Contributions	1	6	4
Currency Changes	(3)	(2)	(1)

Fair Value of Plan Assets at End of Year	17	20	22

Projected Benefit Obligation in Excess of Fair Value of Plan Assets	(43)	(42)	(28)
Unrecognized Net Actuarial Loss (Gain)	7	8	(3)

Net Accrued Benefit Cost at End of Year	(36)	(34)	(31)

The projected benefit obligation decreased at December 31, 2004 due to changes in actuarial assumptions on French defined benefit plans. SCOR implemented changes in turnover and rate of compensation increase assumptions in order to reflect experience and strategy adjustments.
Amounts recognized in the consolidated balance sheets consist of:

	2002	2003	2004

Accrued Benefit Liability	(41)	(38)	(36)
Accumulated Other Comprehensive Income (before tax)	5	4	5

Net Amount Recognized	(36)	(34)	(31)

The accumulated benefit obligation for all defined benefit pension plans was EUR 45 million, EUR 52 million, and EUR 52 million at December 31, 2004, 2003, and 2002, respectively.
For all defined benefit pension plans, the accumulated benefit obligation was in excess of plan assets at December 31, 2004, 2003, and 2002.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts recognized in the income statement are as follows:

	2002	2003	2004

	(EUR, in millions)
Service Cost	4	4	4
Interest Cost	3	3	3
Expected Return on Plan Assets	(1)	(1)	(1)
Impact of curtailment/ settlement	–	–	(4)

Net periodic benefit cost	6	6	2

	2002	2003	2004

Additional information
Increase (decrease) in minimum liability before tax included in other comprehensive income excluding tax	3	(1)	1
Principal actuarial assumptions were as follows:
Weighted-average assumptions used to determine benefit obligations at December 31

	2002	2003	2004

Discount rate	5.8%	5.4%	5.2%
	Graded	Graded	Graded
Rate of compensation increase	from 7.5% to 3.5%	from 7.5% to 3.5%	from 7.5% to 2.0%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31

	2002	2003	2004

Discount rate	6.2%	5.8%	5.4%
Expected long-term return on plan assets	8.5%	8.0%	7.6%
	Graded	Graded	Graded
Rate of compensation increase	from 7.5% to 3.5%	from 7.5% to 3.5%	from 7.5% to 3.5%
The expected rate of return for the pension and post-retirement plans represents the average rate of return expected to be earned on plan assets over the period the benefits included in the benefit obligation are paid. In developing the expected rate of return, the Group considers long-term compound annualized returns of historical market date for each asset category as well as historical actual returns on the Group’s plan assets. Using this reference information, the Group develops forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for the plan based on the target asset allocation contained in the plan’s Investment Policy Statement. The Group has developed guidelines for asset allocations in its pension and postretirement plans, as follows:

	SCOR U.S.	OTHER COUNTRIES

Asset Category
Equity securities	60% +/- 5%	–
Debt securities	40% +/- 5%	100%
Other	5% +/- 5%	–
Total	100%	100%

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
For SCOR U.S. the asset allocation should be no more than 60% invested in equities with the balance of portfolio in bonds. Bond holding should average to approximately AA and with no maturity exceeding 10 years. The assets are reallocated, as needed, to meet the above target allocations. The investment policy is reviewed periodically, under the advisement of the Pension Committee, to determine if the policy should be changed. In other countries, the assets are 100% invested in debt securities through insurance contracts.
The Group’s pension plan weighted-average asset allocation at December 31, 2004, and 2003, by asset category was as follows:

	Plan Assets at
	December 31

	2003	2004

Asset Category
Equity securities	41%	38%
Debt securities	52%	52%
Other	7%	10%
Total	100%	100%
SCOR U.S. expects to contribute EUR 3 million to its qualified pension plans.
Benefit payments, which reflect expected future service, are expected to be paid as follows during the next fiscal year in order to meet IRS minimum funding requirements:

2004

(EUR, in millions)
2005	1
2006	5
2007	2
2008	3
2009	2
Years 2010-2014	21
Other long-term employee benefits
In France, the Group pays gratifications to employees at anniversaries of employment including service rendered by the employee to prior employers in the same industry. The liability recognized in the balance sheet in respect of long service awards is the present value of the projected benefit obligation at the balance sheet date. The liability was EUR 5 million at December 31, 2004, and EUR 4 million at December 31, 2003, and 2002.
Savings plans
Substantially all employees of the French companies of the Group are eligible to participate in the corporate and statutory profit-sharing plans. Under these plans, amounts paid to employees based on the Group’s net profit may be contributed to the Company’s savings plan by the employees. The Company partially matches the contributions to the savings plan, for a total of EUR 0.4 million in 2004, EUR 0.2 million in 2003, and EUR 0.7 million in 2002.
Funds placed in the Company’s savings plan are invested in highly liquid short-term investments, debt or equity securities or in shares of SCOR, at the option of the employee. The Company’s savings plan is managed by a financial institution.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Assets held by the company savings plan were as follows:

	As of December 31

	2002	2003	2004

Assets held in short-term investments and fixed maturities	10	9	8
Assets held in French stocks	2	3	2
Assets held in Ordinary Shares of SCOR	3	1	2

Total	15	13	12

Substantially all employees of the U.S. subsidiaries of the Group may participate in a defined contribution plan commonly named “401(k)” in the United States. Under this plan, the employer matches dollar for dollar the contribution of the employee up to a certain percentage of eligible compensation. Employer contributions under the plan were EUR 0.4 million in 2004 and EUR 0.5 million for both 2003 and 2002.
Note 12. Share Capital and Earnings per Share
SCOR launched a capital increase on December 9, 2003 for an amount of EUR 751 million, corresponding to the issuance of 683 million of new shares. This operation, which was successful, was finalized on January 7, 2004 and was recorded in the 2004 accounts. The proceeds of this offering, net of charges, amounted to EUR 708 million.
At December 31, 2004, the number of outstanding shares equaled 819,269,070 of which 9,298,085 were held by SCOR as treasury stock. At December 31, 2003, the number of outstanding shares equaled 136,544,845 of which 489,500 were held by SCOR as treasury stock. At December 31, 2002, the number of outstanding shares equaled 136,544,845 of which none was held by SCOR as treasury stock.
In accordance with French laws, dividends must be declared in euro and may only be declared on the parent company’s net income for the year and on the parent company’s retained earnings available for distribution calculated in accordance with French accounting principles. A distribution of a dividend of EUR 0.30 per share drawn from the special long-term unrealized capital gains reserve was approved by the April 10, 2002 shareholders’ meeting. As of December 31, 2004, approximately EUR 24 million is available for distribution
The following is the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation for the years ended December 31, 2002, 2003 and 2004, respectively:

	Year ended December 31, 2002

	Income	Shares(1)	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	(493)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(493)	37,830	(13.03)
Effect of dilutive securities
Stock options	–	–
Convertible bonds	–	–

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(493)	37,830	(13.03)

(1)	Weighted average number of shares outstanding excluding treasury stocks

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year ended December 31, 2003

	Income	Shares(1)	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	(512)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(512)	136,300	(3.76)
Effect of dilutive securities
Stock options	–	–
Convertible bonds	–	–

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(512)	136,300	(3.76)

(1)	Weighted average number of shares outstanding excluding treasury stocks

	Year ended December 31, 2004

	Income	Shares(1)	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	247

Basic Earnings Per Share
Income available to Ordinary Shareholders	247	803,152	0.31
Effect of dilutive securities
Stock options	–	300	–
Convertible bonds	6	53,737	0.01

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	253	857,189	0.30

(1)	Weighted average number of shares outstanding excluding treasury stocks
Note 13. Stock Option and Stock Award Plans
SCOR issues to its employees options to purchase Ordinary Shares of the Company under a number of plans. Generally, the exercise price of options granted reflects the market value of SCOR’s share at the grant date, resulting in no material compensation expense being recorded in years ended December 31, 2002, 2003 or 2004.
Under the terms of the plans adopted until 1996, options vest at the rate of 30% at the end of each of the first and the second year and 40% at the end of the third year of continued employment. Effective 1997, plans provide for cliff vesting on the fifth or the fourth anniversary of the grant date. 16,158 options were exercised in 2002 at an aggregate price of EUR 0.3 million. At December 31, 2004, 3,790,353 options were exercisable.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The following table summarizes the changes in options on Ordinary Shares:

	2002	2003	2004

Outstanding at beginning of year	3,065,228	4,915,746	12,342,962 (2)
Options granted	–	4,099,754	5,990,000
Options exercised	(16,158)	–	–
Options expired	–	–	(113,809)

Options forfeited	(159,850)	(539,588)	(1,163,455)

Outstanding at end of year	2,889,220 (1)	8,475,912	17,055,698

(1)	Following the capital increase on December 31, 2002, the Company has adjusted the number of shares eligible to subscription to 4,915,746.

(2)	Following the capital increase on January 7, 2004, the Company has adjusted the number of shares eligible to subscription to 12,342,962.
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
There are no stock option plans providing for the purchase of or subscription to shares in Group subsidiaries.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Before issuance of ordinary shares –		After issuance of ordinary shares –
	public issue		public issue

		Options		Options
		outstanding at		outstanding at
PLAN	Exercise price	the end of 2003	Exercise price	the end of 2003

	(in EUR)		(in EUR)
1994	10.22	78,156	7.02	113,809
1995	9.59	152,795	6.59	222,498
1996	17.04	510,525	11.70	743,406
1997	21.88	619,847	15.03	902,587
1998	33.08	672,567	22.72	979,358
1999	27.05	653,015	18.58	950,886
2000	28.23	142,956	19.39	208,164
2000	26.46	568,845	18.17	828,330
2001	28.23	845,181	19.39	1,230,713
2001	19.99	347,138	13.73	505,946
2003	4.16	956,000	2.86	1,392,042
2003	5.74	2,928,887	3.94	4,265,223

		8,475,912		12,342,962

SCOR’s Board of Directors approved on August 25, 2004, a new subscription plan for certain senior and middle managers, proposing a total of 5,990,000 options. The stock subscription price amounts to EUR 1.14 per share.
Stocks options issued to employees under the various stock options plans and still outstanding at December 31, 2004 are as follows:

	Options outstanding			Options exercisable

		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
Range of Exercise Prices	Outstanding	contractual life	exercise price	exercisable	exercise price

(EUR)			(EUR)		(EUR)
1.14 to 3.94	10,920,716	9.1 years	2.28	–	–
6.59 to 11.70	896,567	1.4 year	10.60	896,567	10.60
13.73 to 15.03	1,310,755	4.1 years	14.59	865,443	15.03
18.17 to 22.72	3,927,660	5.2 years	19.76	2,028,343	20.57

1.14 to 22.72	17,055,698	7.4 years	7.69	3,790,353	16.95
As of December 31, 2004, unexercised share subscription options, if exercised, would lead to the creation of 12,682,726 shares, representing approximately 1.97% of the capital. The maximum term of options granted during 2004 was 10 years.
STOCK AWARD PLANS
The Group granted shares at no cost to their employees during the year 2004 (the plan did not exist in 2003, so no comparative information is available). The only requirement to receive shares is for the employee to be on the Company payroll when the awards become vested.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The following table sets forth information relating to the stock award plans:

		Number of shares	Fair value of shares
Grant date	Vesting date	granted	at the grant date

September 22, 2004	January 10, 2005	1,962,555	EUR 1.20
December 7, 2004	January 10, 2005	2,434,453	EUR 1.41
December 7, 2004	November 10, 2005	2,418,404	EUR 1.41
Under the intrinsic value method, compensation cost is measured as the difference between the fair market value of the shares over the price, if any, at grant date. As the shares are granted to employees at no charge, the compensation cost is based on the total shares granted, multiplied by the fair market value of the shares at grant date. The forfeitures are not taken into account but are adjusted for the period of forfeiture. The compensation expense is charged over the period the employees are required to work to qualify for the award. The 2004 compensation expense amounted to EUR 5 million before tax. The same compensation cost would have been recognized if the Group had adopted the fair value approach of FAS 123.
Note 14. Financial Instruments
The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and therefore, they may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
14.1. Fixed maturities, equity securities and trading investments
Fair values are based on quoted market prices or dealer quotes. If quoted market prices are not available, fair value is estimated using quoted market prices for securities with similar characteristics
14.2. Cash and cash equivalents
The purchase cost is a reasonable estimate of fair value.
14.3 Long-term debt
The fair value of long term and short term debt is based on the discounted amount of future cash flows using the Group’s current estimated borrowing rate for a similar liability. To the extent that borrowings carry a variable rate of interest, the book value approximates fair value.
14.4. Note payable
The carrying value is a reasonable estimate of fair value due to the short-term variable rate nature of this liability. Furthermore, fair value of note payable is based on the discounted amount of future cash flows.
14.5. Convertible subordinated debentures and debentures
The fair value is based on quoted market prices.
14.6. Derivative Instruments
The fair value of interest rate swaps is based on the discounted amount of future cash flows using the appropriate market rate. The fair value of forward rate agreements is based on the difference between the exchange rate of the forward contract and the spot rate for a similar contract on the market.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The carrying value and estimated fair value of financial instruments are presented below (EUR in millions):

	As of		As of
	December 31, 2003		December 31, 2004

	Carrying		Carrying
	amount	Fair value	amount	Fair value

	(EUR, in millions)
Assets
Fixed maturities at fair value	5,130	5,130	5,272	5,272
Equity securities, available for sale	109	109	265	265
Trading investments	740	740	778	778
Cash and cash equivalents	1,824	1,824	1,798	1,798
Derivative instruments	104	104	29	29
Liabilities
Convertible subordinated debentures	257	252	200	244
Other long term debt including obligations under capital leases	782	792	761	782
Notes payable	36	36	34	34
Derivative instruments	11	11	6	6
Note 15. Derivative instruments
The Group is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices that have an adverse effect on the fair value of financial instruments and derivative financial instruments. The Group manages its market risks, as well as risk exposure relating to non-financial assets, liabilities and transactions by defining centralized investment policy guidelines, using derivatives to protect its investment portfolio or rebalancing its existing asset and liability portfolio.
The Group takes advantage of a variety of derivative instruments to reduce this exposure to market risk and in conjunction with its foreign currency asset/ liability management. Derivatives used by the Group include interest rate swaps, interest rate floors, indexed options, warrants, equity options, currency swaps, currency forward purchases and sales. Weather derivatives and credit derivatives, used or issued by the Group, other than the credit derivatives used as a hedge as discussed below, are not considered derivative instruments under the definition of SFAS 133.
Fair value hedges:
The Group did not designate any fair value hedges during 2004. However, in 2003, the Group actively drew on its fixed rates available lines of commercial paper and medium-term negotiable notes in order to maintain the adequate level of cash needed in its regular reinsurance and investing transactions. Most of the time amounts drawn significantly exceed those requirements and the bulk of available funds was then invested in short-term investments. The Group’s fixed-rate notes payable are generally swapped to floating rates under terms that match those of the debt instruments.
Several pay variable – receive fixed interest rate swaps were designated as fair value hedges of interest rate risk of fixed-rate notes payable. Conditions that allowed these designations are met therefore those hedged items are accounted for at fair value. The change of fair value in those derivatives together with the change in fair value of the hedged items are reported in the statement of operations.
A loss from the hedges’ ineffectiveness of EUR 0.5 million was recognized in net investment income in 2003 and EUR 0 in 2004.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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
The U.S. dollar represents the most significant portion of those reserves not denominated in currencies of the European Economic and Monetary Union. In order to protect the subsidiaries’ net asset denominated in US dollars as well as the Group’s shareholders’ equity, a new foreign-exchange currency hedge was set up in September 2003, through a forward sale of USD 400 million (corresponding to the value of the equity investments denominated in this currency) against euros. This operation reduced the unrealized exchange loss shown under the item “currency translation adjustment” in the Group’s shareholders’ equity for an amount of EUR 37 million in 2003. This contract was unwound in 2004 resulting in a positive impact of EUR 29 million before tax on the “currency translation adjustment” in the Group’s shareholders’ equity.
The Group has also designated a non-derivative instrument as hedging the foreign currency exchange risk of certain of its subsidiaries. The net gain included in the cumulative translation adjustment of the equity was EUR 25 million and EUR 34 million in 2004 and 2003, respectively.
Credit derivative hedges:
On December 1, 2003, the Group completed its exit of credit derivative exposure by entering into an agreement to hedge the Group against the same credit events, covered by the underlying contracts, up to a maximum loss of USD 2.5 billion, that occur on or subsequent to that date. The related derivative asset is reported at its fair value on the balance sheet for EUR 0 million and EUR 39 million as of December 31, 2004 and 2003, respectively.
Non-hedge instruments:
Derivatives used in conjunction with the Group’s investment strategy: To a lesser extent, the Group uses indexed options as well as pay variable – receive variable (structured on different maturities and/or interest rates) swaps to manage volatility on the bond portfolio. The Group also uses a limited volume of warrants, equity options, equity index instruments in accordance with its selective equity investment policy to provide higher returns on selected equity lines. Sales of call options are used by the Group to mitigate the effect of possible decline in value of identified equities. Those derivatives are carried at fair value with change in fair value reported in income and are classified as investments or derivative on the balance sheets.
Other derivatives used by the Group:
The Group entered into specific interest rate floor agreements in conjunction with Property-Casualty or Life reinsurance transactions, in order to mitigate the effect of change in interest rates on the return of specific contracts. Those derivatives are carried at fair value with change in fair value reported in income and are classified as derivative on the balance sheets. Some reinsurance transactions were also based on indexed options. Certain Life reinsurance annuity-based contracts underwritten by SCOR Life Re include specified market index return (EUR 27 million fair value as of December 31, 2004). Matching investments are structured on similar index put and call options that replicate the fluctuation of those indexes. Other interest rate swaps use by the Group are carried at fair value with change in fair value reported in income and are classified as derivative on the balance sheets for EUR 1 million in assets at December 31, 2004 and EUR 2 million in assets and EUR 9 million in liabilities at December 31, 2003.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Note 16. Commitments and Guarantees
The Group enters into off-balance-sheet arrangements in the ordinary course of business.
Off-balance-sheet arrangements entered into on behalf of clients include letter of credit (LOC) transactions where the Company or its subsidiaries provide LOC coverage for all or part of reinsurance obligations to ceding companies, or where similar coverage is provided to the Company or its subsidiaries by retrocessionaires. These transactions are entered into in the ordinary course of business to comply with ceding companies’ credit or regulatory requirements. The Company and its subsidiaries also pledge securities as collateral in order to guarantee the payment of cedents’ reserves. The following table sets forth the off-balance-sheet commitments at December 31, 2002, 2003 and 2004:

	Year ended December 31,

	2002	2003	2004

	(EUR, in millions)
Commitments received
Unused credit lines	100	50	44
Endorsements and sureties	1	68	47
Letters of Credit	1,262	1,285	867
Other commitments	1	–	13

Total	1,364	1,403	971

Commitments given
Endorsements and sureties	1	90	47
Leases	28	17	10
Letters of Credit	1,085	594	656
Pledged securities	2,583	3,226	1,885
Other commitments	23	139	99

Total	3,720	4,066	2,698

We are not aware of factors relating to the foregoing off-balance-sheet arrangements that are reasonably likely to adversely affect liquidity trends or the availability of or requirements for capital resources. As of December 31, 2004, there were no material additional financial commitments required from Group companies in respect of such arrangements.
At December 31, 2004, the Group had approximately EUR 44 million available in unused short and long-term credit lines, compared to approximately EUR 50 million at December 31, 2003 and approximately EUR 100 million at December 31, 2002. For additional information, see below under “– Off Balance Sheet Transaction”. As of December 31, 2004, SCOR believes that its working capital is sufficient for its present requirements.
During the year ended December 31, 2004, the Group had a credit line of EUR 50 million, EUR 44 million of which was outstanding on December 31, 2004 and had letters of credit outstanding with a face amount of EUR 867 million on December 31, 2004, as follows:
EUR 50 million short term credit line
On November 5, 2003, the Board of Directors of the Company authorized the extension and amendment of a contract signed on December 11, 2002 concerning the opening of a EUR 100 million short-term credit line between SCOR and a syndicate of banks. Pursuant to a December 8, 2003 amendment, the global commitment under the short-term credit line was reduced to EUR 50 million and one bank left the syndicate. The credit line was terminated by SCOR on February 24, 2004. Interest on amounts outstanding under the credit line accrued at

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
a rate equal to EURIBOR plus a margin of 1% to 1.5%, depending on SCOR’s credit rating. The facility agreement provided for payment of an annual commitment fee of 0.75%, a fronting fee of 0.20% and a contract extension fee of 0.20% of the EUR 50 million credit line provided.
SCOR stand-by letters of credit facility
On December 26, 2002, SCOR entered into a facility agreement with a banking syndicate relating to the issuance of letters of credit in favor of third party beneficiaries designated by SCOR. The purpose of this facility agreement is to secure SCOR’s obligations with respect to ceding companies. The initial maximum commitment of the participating banks amounted to USD 900 million. The facility agreement was amended on November 13, 2003 for an amended aggregate amount of up to USD 842 million. This maximum amount was subsequently reduced by a series of partial cancellations by SCOR, the most recent occurring in November 2004, to USD 115 million. In addition to other customary covenants, the facility agreement requires SCOR to notify the participating banks in the event of any sale by SCOR of substantial assets exceeding EUR 50 million, or any sale by SCOR’s significant subsidiaries of assets exceeding EUR 75 million, and of the occurrence of any damages or litigation involving an amount higher than EUR 50 million. The facility contains a negative pledge with a basket of EUR 250 million for security interests and EUR 125 million for guarantees. Any disposal of SCOR’s controlling interest in SCOR Vie requires the consent of a majority of the participating banks. Events of default include (i) the failure by SCOR to pay amounts due under the facility; (ii) a breach of representation or the failure by SCOR to comply with its other obligations under the agreement; (iii) a default or acceleration of payment obligations under the SCOR Vie stand-by letters of credit facility described below; (iv) an event of default in relation to any financial debt of more than EUR 50 million of the Company or any company of the Group or the Company or any company of the Group fails to pay when due any other debt exceeding EUR 50 million; (v) the occurrence of any insolvency event or proceeding, or any other similar event or proceeding, with respect to the Company or any company of the Group; (vi) the occurrence of a material adverse event (as defined in the facility agreement) or an event which the majority of the syndicate (67%) deems to be a material adverse event; (vii) a decrease of SCOR’s consolidated net worth below EUR 1 billion; (viii) the auditors of the Company or a company of the Group refusing to certify statutory financial statements, or certifying only with significant reservations; and (ix) attachments on assets with value in excess of EUR 30 million. The outstanding amount of the letters of credit is collateralized by French Government OAT Bonds in an amount equal to 105% of such outstanding amount. The facility agreement provides for a number of fees, including a utilization fee of 0.15% per year, a contract extension fee of 0.045% and a fronting fee of 0.10%, each based on the outstanding amount of the letters of credit, and a non-utilization fee of 0.06% per year, based on the non-used portion of the facility. The facility agreement expires on December 31, 2005. It shall automatically be renewed for an additional period of twelve months unless SCOR or the banking syndicate delivers a termination notice to the other party no later than 3 months prior to the maturity date.
SCOR Vie stand-by letters of credit facility
On November 14, 2003, in the context of the contribution of the Life business of SCOR to SCOR Vie, SCOR Vie entered into a stand-by letter of credit facility agreement with the banking syndicate referred to above. The purpose of this facility agreement is also to secure SCOR Vie’s obligations with respect to ceding companies. The initial amount of the facility was USD 110 million and was subsequently reduced by amendment to USD 85 million. As in the case of the SCOR credit facility, this credit facility requires the payment of similar banking fees and provides for similar covenants and events of default. The outstanding amount of the letters of credit is also secured by collateral given to the banking syndicate in the form of French Government OAT Bonds for an aggregate amount equal to 105% of such amount.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Stand-by letter of credit facility
On October 11, 2004, the Company and SCOR Vie each entered into a separate stand-by letters of credit facility with Deutsche Bank AG in amounts up to an aggregate of USD 200 million. The letters of credit facilities were issued to secure their respective reinsurance activities and related contracts and expire on December 31, 2005 unless earlier terminated as a result of an event of default. Interest on amounts drawn under the letters of credit accrues at the prime rate. An annual commitment fee of 0.05% of the undrawn portion of the facility is due to the bank. The facility agreements include the same type of events of default as those provided in the above stand-by letters of credit facilities. The collateral securing the amounts drawn and outstanding is comprised of U.S. Treasury bills with a percentage of overcollateralization depending on the term of such notes.
Guarantees
In connection with a leasing arrangement accounted for as a capital lease by the Company related to a building, the Company guaranteed the lessor against realized losses that may be incurred on the ultimate sale of the building. Under the terms of the lease, if the Group (as lessee) does not elect to exercise the bargain purchase option contained within the lease agreement, and the building is sold at a realized loss, the Group is obligated to fund this guarantee. In doing so, the Group would be required to pay the lessor to the extent that the residual value exceeds the sale price of the building. The maximum potential amount of future payments the Group could be required to fund under the guarantee is contractually limited to EUR 18 million. The guarantee expires in 2012. As of December 31, 2004, the Group has not been required to make any payments under this guarantee.
In connection with the sale of the Group’s interest in an insurance entity, the Group guaranteed the purchasers against adverse developments related to insurance and reinsurance contracts written by the entity. There is no expiration date for this guarantee. The Group believes that there is no maximum potential loss from this guarantee. As of December 31, 2004, there has been no material adverse development in the reserves concerned. Accordingly, Group has not been required to make any payments under this guarantee as of December 31, 2004.
Pursuant to agreements dated December 28, 2001 entered into in connection with the formation of IRP Holdings, the minority shareholders of IRP Holdings has an agreed set of exit rights exercisable during certain defined periods.
As contemplated at the time IRP Holdings was formed, it is intended that the minority shareholders will be bought out no later than May 31, 2005. The minority shareholders, however, may elect to postpone the date on which their IRP Holdings shares are acquired until May 31, 2006 if the simple average of (a) the ratio between the weighted average trading price of SCOR shares between October 1, 2004 and December 31, 2004 and the net asset value per share of SCOR as of September 30, 2004 and (b) the ratio between the weighted average trading price for SCOR shares between January 1, 2005 and March 31, 2005 and the net asset value per share of SCOR as of December 31, 2004 is less than 1. Any reference to NAV or net asset value of SCOR or IRP Holdings in this section means net asset value as calculated on the basis of their respective financial statements prepared in accordance with U.S. GAAP.
In connection with such buy-out agreements, SCOR will acquire the IRP Holdings shares either by exchange for SCOR shares that it holds in its treasury, or with newly issued shares, after approval by SCOR shareholders, or for cash, or by combining these various options, in SCOR’s sole discretion.
The exchange formula under the Shareholders’ Agreement is determined by the average of (i) the weighted average trading price of SCOR shares for the period from October 1 to December 31, 2004, inclusive, over the net asset value of SCOR per share as of September 30, 2004 and (ii) the weighted average trading price of SCOR shares for the period from January 1 to March 31, 2005, inclusive, over the net asset value of SCOR per share as of December 31, 2004.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
If such average should be less than 1, the consideration in SCOR shares will be determined on the basis of an exchange ratio corresponding to the ratio of (a) the net asset value per share of IRP Holdings as of December 31, 2004, determined on the basis of IRP Holdings’ consolidated financial statements prepared in accordance with U.S. GAAP (the “Net Asset Value per IRP Share”) over (b) the weighted average trading price of SCOR shares on the trading day preceding the date on which the transaction is completed.
In such case, if SCOR should decide to complete the transaction in cash, the amount thereof will be determined by the product of (a) the Net Asset Value per IRP Share over (b) the number of shares of IRP Holdings owned by the minority shareholders.
If such average is greater than 1, the consideration in SCOR shares will be determined on the basis of an exchange ratio corresponding to the ratio of (a) the Net Asset Value per IRP Share over (b) the Net Asset Value for SCOR per share as of December 31, 2004, determined on the basis of SCOR’s consolidated financial statements prepared in accordance with U.S. GAAP.
In such case, if SCOR should decide to complete the transaction in cash, the amount thereof will be determined by the product of (a) the Net Asset Value per IRP Share multiplied by the applicable average as hereinabove set forth and (b) the number of shares of IRP Holdings owned by the minority shareholders.
Exchange Upon Change of Control
An exchange of IRP Holdings shares may also be triggered in the event of a tender offer or exchange offer by a third party to purchase 100% of SCOR’s shares which results in such party owning at least 33.3% of SCOR’s shares, or in the case of a merger where SCOR is not the surviving entity, or if a third party becomes the owner of SCOR assets exceeding 33.3% of SCOR’s net asset value. This provision could discourage third parties from launching a bid to acquire or merge with SCOR, and/or could make successful completion of any such bids more difficult to achieve.
While the purchase price of minority interests is subject to a number of variables and has not yet been determined, such amount could be significant and could result in the issuance of a significant number of SCOR’s Ordinary Shares, including to IRP Holdings.
Note 17. Lines of Business and Geographic Information
SCOR Group acting through the Company’s Non Life (treaty Property-Casualty and Large Corporate Accounts); Life/ Accident & Health; Credit, Surety and Political Risks; and Alternative risks operating divisions, its ten subsidiary companies and their twenty-two branches and representative offices, provides treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers.
SCOR’s operations are organized into the following two business segments: Non Life and Life/ Accident & Health. Non Life is further organized into four sub-segments: Property-Casualty Treaty; Facultatives and Large Corporate Accounts written on a facultative basis by SCOR Business Solutions, or SBS; Credit, Surety & Political Risks; and Alternative Reinsurance. Within each segment, SCOR writes various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our reported financial segments reflect the activities of each segment.
The Group has two reportable segments; Non Life and Life. In addition to the two reportable segments, the Group includes under “Others” investment revenue allocated to shareholders’ equity, and investments accounted for by the equity method.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The two reportable segments are comprised of the following:
Non Life:

–	Property-Casualty treaty: The Property-Casualty treaty segment includes the proportional (pro rata) and non-proportional (excess of loss and stop loss) treaty classes of property, casualty, marine, space and transportation, and construction. Property-Casualty also includes direct or allocated operating expenses and net income from Property-Casualty-related investing activities.

–	Large corporate accounts: Large corporate accounts reinsurance includes large facultative business for large, complex industrial or technical risks, such as automotive assembly lines, semiconductor manufacturing plants, oil and gas or chemical facilities, oil and gas exploration and production sites, energy facilities, or boiler and machinery installations. Large corporate accounts reinsurance also includes direct or allocated operating expenses and net income from Large corporate accounts reinsurance-related investing activities.
– Credit, Surety and Political Risks
Credit, Surety and Political Risks includes the needs of its credit and surety insurance clients in providing treaty covers as well as non-proportional reinsurance, covering peak and cumulative risks. Credit, Surety and Political risks also includes direct or allocated operating expenses and net income from Credit, Surety and Political risks-related investing activities.
Credit, Surety and Political Risks relates to reinsurance treaties, either proportional or non-proportional, with companies specialized in credit insurance, such as COFACE, Euler-Hermes and NCM. In 2004, SCOR merged its Credit, Surety and Political Risks business into a sub segment of its Non Life segment in its financial statements since it was a relatively small treaty business and, accordingly, its Credit, Surety and Political Risks business is no longer treaties as a separate business segment in its financial segments. The presentation and discussion contained herein have been revised to reflect such reclassification for prior years.
– Alternative risks (Commercial Risk Partners)
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
SCOR’s Alternative Reinsurance Treaty business, or ART, has been limited to underwriting within its Bermudan subsidiary, Commercial Risk Partners, which has been in run-off since January 2003. Therefore, in 2004, SCOR merged its ART business into a sub segment of its Non Life business segment in its financial statements since SCOR is no longer active in this business. The presentation and discussion contained herein have been revised to reflect such reclassification for prior years.
Life/ Accident & Health:
Life/ Accident & Health reinsurance includes Life reinsurance products as well as the personal segments of casualty reinsurance that are accident, disability, health, unemployment and long-term care. Life/ Accident & Health reinsurance is conducted mainly through Division SCOR Vie, which also provides support in this segment of reinsurance to Group subsidiaries, SCOR Life U.S. Re, SCOR Deutschland and SCOR Italy. Life/ Accident & Health also includes direct or allocated operating expenses and net income from Life/ Accident & Health-related investing activities.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The Non Life and Life/ Accident & Health segments differ from the Non Life and Life segment shown on the balance sheet because on a statutory basis, the Accident and Health reinsurance business are classified in Non-Life category.
The following is a summary of the two reportable segments:

	Year ended December 31, 2002

	Non Life	Life	Others	Consolidated

	(EUR, in millions)
Net premiums written	3,313	1,045	–	4,358

Net premiums earned	3,252	901	–	4,153
Net investment income	228	120	19	367
Net realized gains on investments	62	(17)	(3)	42

Total revenues	3,542	1,004	16	4,562

Claim and claim expenses	3,258	663	–	3,921
Acquisition costs	664	245	–	909
Underwriting and administration expenses	167	67	(30)	204
Interest expense	34	–	–	34
Other income and expenses	–	–	(73)	(73)

Total expenses	4,123	975	(103)	4,995

Income accounted for by the equity method	—	—	4	4

Income before taxes and minority interests	(581)	29	123	(429)

Total assets as of December 31	13,112	2,890	–	16,002

	Year ended December 31, 2003

	Non Life	Life	Others	Consolidated

	(EUR, in millions)
Net premiums written	2,103	885	–	2,988

Net premiums earned	2,455	869	–	3,324
Net investment income	279	54	(7)	326
Net realized gains on investments	101	20	(4)	117

Total revenues	2,835	943	(11)	3,767

Claim and claim expenses	2,507	653	–	3,160
Acquisition costs	490	252	–	742
Underwriting and administration expenses	123	67	(30)	160
Interest expense	33	–	–	33
Other income and expenses	–	–	(128)	(128)

Total expenses	3,153	972	(158)	3,967

Income accounted for by the equity method	—	—	1	1

Income before taxes and minority interests	(318)	(29)	148	(199)

Total assets as of December 31	10,443	3,162	–	13,605

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year ended December 31, 2004

	Non Life	Life	Others	Consolidated

	(EUR, in millions)
Net premiums written	1,282	844	–	2,126

Net premiums earned	1,427	800	–	2,227
Net investment income	141	102	39	282
Net realized gains on investments	13	22	7	42

Total revenues	1,581	924	46	2,551

Claim and claim expenses	999	628	–	1,627
Acquisition costs	349	219	–	568
Underwriting and administration expenses	112	47	(24)	135
Interest expense	49	–	–	49
Other income and expenses	0	0	(23)	(23)

Total expenses	1,509	894	(47)	2,356

Income accounted for by the equity method	–	–	(1)	(1)
Income before taxes, minority interests and cumulative effect of change in accounting principle	72	30	92	194

Total assets as of December 31	9,966	3,473	–	13,439

In addition to the life/Accident and health segment, the cumulative effect of change in accounting principle, net of tax, in connection with the implementation of the SOP03-1 was EUR 4 million in 2002.
The following is a summary of the Group’s business by geographic area. Allocations by geographic area have been made based on the location of the related subsidiary.

			North
	France	Europe	America	Asia	Consolidated

	(EUR, in millions)
Year ended December 31, 2002
Revenues	1,443	708	2,131	280	4,562
Income before taxes and minority interests	(399)	65	(138)	43	(429)
Identifiable assets as of December 31	7,382	2,047	6,167	406	16,002
Year ended December 31, 2003
Revenues	1,615	713	1,217	222	3,767
Income before taxes and minority interests	(120)	112	(249)	58	(199)
Identifiable assets as of December 31	6,975	1,742	4,519	369	13,605
Year ended December 31, 2004
Revenues	1,386	417	582	166	2,551
Income before taxes, minority interests and cumulative effect of change in accounting principle	115	108	(42)	13	194
Identifiable assets as of December 31	8,474	1,254	3,379	332	13,439
Note 18. Unpaid loss and loss adjustment expenses
The Group has to place significant reliance on the information obtained from its cedants to develop assumptions to estimate its ultimate liability. The subsequent development of these liabilities might not conform to the assumptions inherent in their determination. As a result, the amounts ultimately settled could vary significantly from the estimates included in the accompanying consolidated financial statements.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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
The following provides the reconciliation of beginning and ending reserve balances for unpaid Property-Casualty losses and loss adjustment expenses (“LAE”) on a net of reinsurance basis to the amounts recorded in the balance sheet:
Reconciliation of Reserves for Losses and LAE

	Year ended December 31,

	2002	2003	2004

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	6,917	6,933	6,331
Effect of changes in foreign currency exchange rates	(745)	(656)	(203)
Effect of claims portfolio transfer and other reclassifications	107	31	9

Incurred related to:
Current year	2,802	1,661	1,002
Prior years	660	1,078	174

Total incurred losses and LAE(1)	3,462	2,739	1,176

Paid related to:
Current year	450	316	116
Prior years	2,358	2,400	1,614

Total paid losses and LAE(1)	2,808	2,716	1,730

Reserves for losses and loss expenses at end of year – net	6,933	6,331	5,583
Reinsurance recoverable on unpaid losses	1,033	673	536

Reserves for losses and loss expenses at end of year – gross	7,966	7,004	6,119

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re- estimated amounts are shown on a calendar year basis.
The primary reasons for changes in the prior year reserve amounts for each respective year are as follows:
For 2001 and prior reserves in 2002:

•	Additional reserve of EUR 154 million for SCOR US, increasing its total reserves to EUR 2.6 billion. These additional reserves apply to all the underwriting years, in particular 1998-2001, and to Program Business activities (in which underwriting was ceased at end-2001).

•	Additional reserve of EUR 141 million for Commercial Risk Partners. These additional reserves mainly relate to prospective finite risk contracts for Workers’ Compensation in 1999 and 2000. Finite risk for such contracts were cut back significantly in first-half 2002 and the Group has ceased its underwriting activities in this business line.

•	Additional reserve of EUR 35 million for the World Trade Center tragedy of 9/11.

•	Additional reserve of EUR 30 million for the Credit and Surety business, These additional reserves relate to credit derivatives reinsurance, the underwriting of which was ceased in November 2001.

•	Additional reserves of EUR 15 million for exposure to asbestos and pollution risks, so as to reflect recent legal developments in the USA.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
For 2002 and prior reserves in 2003:

•	Additional reserve of EUR 227 million applied to all the underwriting years, in particular 1998-2001, and to Program Business activities (in which underwriting was ceased at end-2001).

•	Additional reserve of EUR 45 million on Commercial Risk Partner relating mainly to prospective finite risk contracts for Workers’ Compensation in 1999 and 2000
For 2003 and prior reserves in 2004:

•	The additional reserves relate mainly to SCOR US, CRP, and also EUR 20 million for the World Trade Center tragedy of 9/11
The Group’s reserves for losses and LAE include an estimate of its ultimate liability for asbestos and environmental claims for which an ultimate value cannot be estimated using traditional reserving techniques and for which there are significant uncertainties in estimating the amount of the Group’s potential losses. The Company, of which principally SCOR Paris and SCOR U.S., have received and continue to receive notices of potential reinsurance claims from ceding insurance companies which have in turn received claims asserting environmental and asbestos losses under primary insurance policies, in part reinsured by Group companies. Such claims notices are frequently merely precautionary in nature and generally are unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in these notices, SCOR cannot quantify its potential exposure regarding the claims reported. In addition, due to the changing legal and regulatory environment and changes in tort law, in our evaluation, the final cost of our exposure to asbestos related and environmental claims appears to be increasing, but we are unable to determine to what degree. Diverse factors could increase our exposure to the consequences of asbestos related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. These uncertainties inherent to environmental and asbestos claims are unlikely to be resolved in the near future. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. In these circumstances, it is difficult for us to estimate the reserves that should be recorded for these risks and to guarantee that the amount reserved will be sufficient.
As a result of these imprecision and uncertainties, we cannot exclude the possibility that we could be required to pay significant claims in these areas and these payments would have a material effect on our results and financial conditions. Case reserves have been established when sufficient information has been developed to indicate the involvement of a specific reinsurance contract. In addition, incurred but not reported reserves have been established to provide for additional exposure on both known and unasserted claims. These reserves are reviewed and updated continually. In establishing liabilities for asbestos and environmental claims, management considers facts currently known and the current legal and tort environment.

	Year ended December 31,

	Asbestos(1)			Environmental(1)

	2002	2003	2004	2002	2003	2004

	(EUR, in millions)
Gross Non Life claims reserves, including IBNR reserves	157	109	98	88	59	54
% of total loss and LAE reserves	2%	1.5%	1.6%	1.1%	0.8%	0.9%
Non Life claims and LAE paid	7	15	15	71	13	5
% of the Group’s total net property-casualty claims and LAE paid	0.3%	0.6%	0.9%	2.5%	0.5%	0.3%

(1)	Asbestos and environmental (A&E) reserve data includes SCOR’s estimated A&E exposures in respect of its participation in the Anglo French Reinsurance Pool, for which A&E exposures for the years shown were as follows:

•	The 2002 reserves are respectively EUR 30 million and EUR 28 million for asbestos and environmental. The 2002 paid claims and LAE are respectively EUR 0.8 million and EUR 0.7 million for asbestos and environmental, respectively.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	The 2003 reserves are respectively EUR 19 million and EUR 18 million for asbestos and environmental. The 2003 paid claims and LAE are respectively EUR 0.6 million and EUR 0.9 million for asbestos and environmental, respectively.

•	The 2004 reserves are respectively EUR 18 million and EUR 16 million for asbestos and environmental. The 2004 paid claims and LAE are respectively EUR 0.3 million and EUR 0.3 million for asbestos and environmental, respectively.
Note 19. Related Party Transactions
Several directors of the Company are also officers or directors of companies with whom SCOR has arm’s length transactions in the regular course of business.
The following material transactions have been executed with related parties since January 1, 2004:

•	As part of the transaction for the acquisition of Sorema S.A. and Sorema N.A. in May 2001, Groupama, as the seller of both companies provided two guarantees for a period of six years, pursuant to which it may be required to indemnify SCOR for negative developments concerning material social and tax liabilities and liabilities in respect of technical reserves for the 2000 and previous underwriting years as assessed at June 30, 2007. As of December 31, 2004 and 2003, the consolidated balance sheets included EUR 234 million and EUR 240 million, respectively, related to the guaranty provided.

•	In December 2002, SCOR entered into a credit agreement with a banking syndicate led by BNP Paribas providing for a credit facility of USD 900 million. As a result of a number of amendments executed by the parties in 2004, the most recent occurring in November 2004, the borrowing capacity under the credit facility has been reduced to USD 115 million and certain letters of credit and related parent guarantees were not renewed and have expired. The credit agreement, as amended, provides for payment of a number of fees including: a utilization fee of .15% per year calculated on the basis of outstanding amounts loaned, payable monthly; a non-utilization fee of .06% per year calculated on the basis of non-utilized and non-cancelled borrowings, payable quarterly; an extension of time fee of .045% calculated on the basis of the new borrowing capacity, payable in January 2005; a fronting fee payable to the lead bank of .10% calculated on the basis of outstanding amounts loaned, payable quarterly; and a fee for the implementation of the latest amendment payable to the lead bank of .04% calculated on the basis of the new borrowing capacity. A director of the Company, also serves on the Board of Directors of the lead bank.

•	In June 2004, SCOR entered into an agreement with several banks in connection with the placement of subscriptions for the OCEANEs bonds. The agreement provided for a placement fee, a success fee and guaranty fee aggregating EUR 4,175,000. Two directors of the Company, are affiliated with two of the banks.

•	In connection with SCOR’s last capital increase, and in order to comply with certain preemptive subscription rights, on December 1, 2003 the Board of Directors authorized execution of a global guarantee contract between SCOR and BNP Paribas, Goldman Sachs and HSBC-CCF. Under this contract, BNP Paribas undertook to subscribe (directly or through affiliates) 100% of any shares remaining unsubscribed at the close of the subscription, up to a maximum of 399,434,466 shares, at the issue price of the new shares (i.e., EUR 1.10 per share). The guarantee contract was ultimately not executed as the capital increase was fully subscribed. Messrs. Kessler and Chodron de Courcel, directors of the Company, are affiliates of BNP Paribas.
Note 20. Contingencies
In December 2003, the minority shareholders of IRP Holdings, Highfields Capital filed a petition with the High Court of Dublin seeking injunctive relief, including: (i) a declaration that, as a result of The Group’s actions, the affairs of IRP Holdings have been conducted in a way that is oppressive and/or in disregard of Highfields’ interests; (ii) an order directing or declaring the termination of the quota share agreements between Irish

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Reinsurance Partners, as retrocessionnaires, and The Group, from such date as the Court may direct; (iii) an injunction that certain existing arrangements between The Group and IRP Holdings under the quota share agreement, pursuant to which the Group currently withholds certain funds of IRP Holdings, be terminated and such funds be returned to IRP Holdings; and (iv) an order for the reduction of IRP Holdings’ capital and the corresponding return of capital to the shareholders of IRP Holdings. The minority shareholder also applied for the dissolution of IRP Holdings on equitable grounds. In March 2004, the minority shareholder filed a related complaint against the Group in the U.S. District Court for the District of Massachusetts. The complaint alleges fraud and related state law claims in connection with the minority shareholder’s investment in IRP and seeks unspecified compensatory and exemplary damages as well as interest and costs. The Group has not yet been able to determine, how and if the lawsuit will impact the Group.
Note 21. Subsequent Events
On February 7, 2005, SCOR and its U.S. and Bermudan subsidiaries, SCOR U.S. and Commercial Risk Companies (CRP) signed a large commutation agreement for the SCOR Group which will reduce the overall reserves of SCOR U.S. (and CRP but to a lesser extent) by approximately USD 300 million and will be accounted for in the first quarter of 2005.
The issue of Notes convertible and exchangeable into new or existing shares (called OCEANEs Notes) made on 28 June 1999 in the original principal amount of EUR 233 million and maturing on 1 January 2005, was repaid on January 3, 2005, at a price of EUR 65.28 per Note, or an aggregate amount of EUR 263 million (repayment premium included), including 577,258 OCEANEs Notes that were purchased by the Company in 2004, representing a reimbursement value of EUR 37.7 million.
The French tax authorities began an audit in early 2005 of the tax returns filed for the fiscal years ended December 31, 2002 and 2003. This audit is still in process.

SCHEDULE I – SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS
IN RELATED PARTIES
December 31, 2004

Col A	Col B	Col C	Col D

			Amount at which
		Fair	shown in the
Type of investment	Cost	Value	balance sheet

	(EUR, in millions)
Fixed maturities:
Available for sale:
Debt securities issued or guaranteed by the French government or its agencies	766	776	776
Debt securities issued or guaranteed by the U.S. government or its agencies	1,396	1,382	1,382
Obligations of U.S. states and political subdivisions	119	123	123
Debt securities issued or guaranteed by the European Union	452	453	453
Debt securities issued or guaranteed by other national, state or local governments or their agencies	299	314	314
Corporate debt securities	1,295	1,312	1,312
Mortgage-backed securities	836	868	868
Other debt securities	44	44	44

Total fixed maturities available for sale	5,207	5,272	5,272

Trading	520	521	521

Total fixed maturities	5,727	5,793	5,793

Equity securities:
Available for sale	288	265	265
Trading	264	257	257

Total equity securities	552	522	522

Other long-term investments	322		322

Total investments	6,601		6,637

Cash and cash equivalents	1,798		1,798

SCHEDULE III – SUPPLEMENTARY INSURANCE INFORMATION
December 31, 2004, 2003 and 2002

Col. A	Col. B	Col. C	Col. D	Col. E

		Future Policy
		Benefits, Losses,		Other Policy
	Deferred Policy	Claims, and Loss	Unearned	Claims and
	Acquisition Costs	Expenses	Premiums	benefits Payable

	(EUR, in millions)
December 31, 2004:
Life	264	2,677	–	–
Non Life	254	6,119	978	–
Total	518	8,796	978	–

December 31, 2003: restated
Life	232	2,562	–	–
Non Life	251	7,004	1,124	–
Total	483	9,566	1,124	–

December 31, 2002: restated
Life	155	2,368	–	–
Non Life	299	7,966	1,617	–
Total	454	10,334	1,617	–

The corresponding information for the income statement is presented for Non life and Life reinsurance segments in Note 17 to the consolidated financial statements.

SCHEDULE IV – REINSURANCE
December 31, 2004, 2003 and 2002

Col. A	Col. B	Col. C	Col. D	Col. E	Col. F

					% of
		Ceded to	Assumed		Amount
	Gross	Other	from Other	Net	Assumed to

	(EUR, in millions)
Year Ended December 31, 2004:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	20	544	524	104%
Property-casualty insurance	–	165	1,868	1,703	110%

Total	–	185	2,412	2,227	108%

Year Ended December 31, 2003: restated
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	66	583	517	113%
Property-casualty insurance	–	292	3,099	2,807	110%

Total	–	358	3,682	3,324	111%

Year Ended December 31, 2002: restated
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	97	675	578	117%
Property-casualty insurance	–	471	4,046	3,575	113%

Total	–	568	4,721	4,153	114%

SCHEDULE V – VALUATION AND QUALIFYING ACCOUNTS
December 31, 2004, 2003 and 2002

Col. A	Col. B	Col. C		Col. D	Col. E

		Additions

	Balance at	1) – Charged	2) – Charged
	beginning of	to costs and	to other		Balance at
Description	year	expenses	accounts	Deductions	end of year

	(EUR, in millions)
December 31, 2004:
Reserves deducted from assets to which they apply:
Investments	35	1			36
Reinsurance balance receivable	8	3			11
Advances to and investments in affiliates	16	1			17
Other assets	1		1		0

Total	60	5	(1)	0	65

December 31, 2003: restated
Reserves deducted from assets to which they apply:
Investments	32	3			35
Reinsurance balance receivable	9		(1)		8
Advances to and investments in affiliates	16				16
Other assets	1				1

Total	58	3	(1)	0	60

December 31, 2002: restated
Reserves deducted from assets to which they apply:
Investments	6	25	1		32
Reinsurance balance receivable	12		(3)		9
Advances to and investments in affiliates	16				16
Other assets	2		(1)		1

Total	36	25	(3)	0	58

SCHEDULE VI – SUPPLEMENTAL INFORMATION CONCERNING
PROPERTY/ CASUALTY INSURANCE OPERATIONS
(I) DECEMBER 31, 2004, 2003 and 2002

Col. A	Col. B	Col. C	Col. D	Col. E

		Reserves for Unpaid	Discount if any,
	Deferred Policy	Claims, and Claim	Deducted in	Unearned
Affiliation with Registrant	Acquisition Costs	Adjustment Expenses	Column C	Premiums

	(EUR, in millions)
Registrant and consolidated subsidiaries
2004	254	6,119	92	978
2003	251	7,004	104	1,124
(restated)
2002	299	7,966	210	1,617
(restated)