Form 20-F/A
period 2004-12-31
SCOR
filed 2006-01-27
CIK 1023027

As filed with the Securities and Exchange Commission on January 27, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F/A Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 001-14518

SCOR (Exact name of registrant as specified in its charter)
N/A	The Republic of France
(Translation of registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

_______________ 1, Avenue du Général de Gaulle, 92800 Puteaux, France (Address of principal executive offices) _______________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares (as evidenced	New York Stock Exchange, Inc.
by American Depositary Receipts), each
representing one Ordinary Share
Ordinary Shares, no par value *	New York Stock Exchange, Inc.

* Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

________________

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report:

819,269,070 Ordinary Shares, including 29,615,519 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share.

________________

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

☐  ITEM 17      ☒  ITEM 18

EXPLANATORY NOTE

SCOR is filing this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which was originally filed with the Securities and Exchange Commission on April 29, 2005, to amend Items 4 (Information on the Company) and 5 (Operating and Financial Review and Prospects), each of which is amended by replacing such Item in its entirety.

In addition, in connection with the filing of this amended Form 20-F and pursuant to the rules of the Securities and Exchange Commission, the Company is including with this amended Form 20-F certain currently dated certifications.

This Form 20-F/A consists of a cover page, this explanatory note, Item 4 (Information on the Company), Item 5 (Operating and Financial Review and Prospects), a signature page, and the principal executive and principal financial officer certifications required to be filed as exhibits hereto.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above.

The filing of this amended Form 20-F shall not be deemed an admission that the original filing, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

Recent Developments

IRP

Pursuant to agreements dated December 28, 2001 entered into in connection with the formation of IRP Holdings Limited, or IRP Holdings, IRP Holdings’ minority shareholders have an agreed set of exit rights exercisable during certain defined periods. The agreements permit the minority shareholders to exit IRP Holdings during the first half of 2005 and in any event require an exit no later than May 31, 2006. SCOR may acquire the shares held by the minority shareholders either with existing or newly-issued SCOR shares, with cash, or with a combination of shares and cash. SCOR may, depending on conditions at the time of the exit, decide to acquire all or part of these shares in 2005. For more information on IRP Holdings, see “Item 9.A. The Offer and Listing — IRP”, and for a description of the pending litigations initiated by the minority shareholders of IRP Holdings, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings”.

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

World Trade Center Litigation

The September 11, 2001 attack on the World Trade Center resulted in the Group establishing reserves on the basis that the attack on the two towers of the World Trade Center was one single occurrence and not two occurrences under the terms of the applicable insurance coverage. On December 6, 2004, a jury determined that the attack on the World Trade Center constituted two distinct occurrences and therefore that our ceding company, which provided insurance on the World Trade Center, was liable for two events on the basis of its policy wording. The jury verdict did not determine the amount of indemnification due from insurers. A separate court-supervised appraisal procedure is underway to determine the amount of indemnification due from the insurers resulting from the destruction of the World Trade Center. Pending the final determination of the appraisal process, we felt that it would be prudent to increase our reserves based on the actual replacement value established by the ceding company's claims adjusters. The gross amount of reserves has accordingly been increased from USD 355 million as of December 31, 2003 to USD 422 million as of December 31, 2004, and net of retrocession from USD 167.5 million to USD 193.5 million. The jury verdict that the attack on the World Trade Center constituted two occurrences and not one occurrence under the terms of the ceding company's insurance policy is expected to be appealed and we have issued two letters of credit in the aggregate amount of USD 145.3 million as security required by the ceding company to guarantee our capacity to pay the ceding company if the jury verdict is not reversed by the U.S. Court of Appeals for the Second Circuit, or if an appraisal process to be conducted under court supervision in 2005 and possibly 2006 were to lead to an increased amount of liabilities to be paid in the future. See "Item 8.A. Consolidated Statements and Other Financial Information - Legal Proceedings" for a discussion of the pending World Trade Center litigation.

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

PRODUCTS AND MARKETS

General

Our operations are organized into the following two business segments: Non Life and Life/Accident & Health. Non Life is further organized into four sub-segments: Property-Casualty Treaty; Facultatives and Large Corporate Accounts written on a facultative basis by SCOR Business Solutions, or SBS; Credit, Surety & Political Risks; and Alternative Reinsurance. The Non Life and Life segments discussed below differ from the Non Life and Life/Accident & Health segments contained in our financial statements included elsewhere herein because on a statutory basis the Accident and Health reinsurance business are classified in the Non Life category. Within each segment, we write various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our consolidated financial statements reflect the activities of each segment.

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

The following table sets forth our gross premiums written by segment and class of business:

	Year ended December 31,
	2002		2003		2004
	(Restated)		(Restated)
	EUR	%	EUR	%	EUR	%
	(EUR, in millions, except percentages)
By segment of business
Non Life	3,696	75	2,323	70	1,365	61%
Life/Accident & Health	1,218	25	983	30	880	39%
Total	4,914	100	3,306	100	2,245	100%
By class of business
Non Life
Property-Casualty Treaty
Property	1,139	52	972	58	608	57
Casualty	920	42	609	36	326	31
Marine, Aviation and Transportation	77	4	63	4	19	2
Construction	40	2	46	2	111	10
Total Property-Casualty Treaty	2,176	100	1,690	100	1,064	100
Facultatives and Large Corporate
Accounts (SBS)
Property	437	47	329	58	161	62
Casualty	278	30	85	15	30	11
Marine, Aviation and Transportation	79	8	36	6	41	16
Construction	136	15	119	21	29	11
Total Facultatives and Large Corporate Accounts	930	100	569	100	261	100
Credit, Surety & Political Risks	123		65		38
Alternative Reinsurance	467		(1)		2
Total Non Life	3,696		2,323		1,365

Life/Accident & Health
Annuity-based	182	15	198	18	33	4
Individual & group life	493	40	384	46	511	58
Accident	100	8	132	12	97	11
Disability	56	5	50	4	39	5
Health	200	16	105	9	74	8
Unemployment	14	1	28	3	28	3
Long-term care	173	14	86	8	98	11
Total Life/Accident & Health	1,218	100	983	100	880	100

Non Life

The Non Life segment is divided into four operational sub—segments:

•	Property-Casualty Treaty;

•	Facultatives and Large Corporate Accounts.

•	Credit, Surety & Political Risks; and

•	Alternative Reinsurance.

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

Industrial clients are particularly sensitive to the ratings of the reinsurers who are covering their risks. See “Item 3.D. — Risk Factors — Ratings are important to our business.”

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

__________

(1)	Premiums are allocated by geographic area based on information received by the Group from its cedents concerning the primary location of the cedents’ underlying insured risks.

RATINGS

Ratings are important to all reinsurance companies, including SCOR, as ceding companies will seek reinsurance from institutions with a higher quality financial standing. Our Life reinsurance business and large facultative and direct underwriting areas are particularly sensitive to the way our clients and ceding companies perceive our financial strength as well as to our credit ratings. See “Item 3.D. — Risk Factors — Ratings are important to our business.”

Our current solicited Group ratings by Standard & Poor’s, A.M. Best Co. (“A.M. Best”) and Moody’s are as follows:

	Insurer Financial Strength	Senior Debt	Subordinated Debt
Standard & Poors	BBB+	BBB+	BBB—
November 9, 2004	(positive outlook)	(positive outlook)	(positive outlook)

AM Best	B++	bbb	bbb—
December 1st, 2004	(positive outlook)	(positive outlook)	(positive outlook)

Moody’s	Baa2	Baa3	Ba2
December 7, 2004	(positive outlook)	(positive outlook)	(positive outlook)

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

__________

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

The following table sets forth certain data regarding the Group’s catastrophe loss experience in each of the three years ended December 31, 2004:

	Year ended December 31,
	2002	2003	2004
	(EUR, in millions)
Number of catastrophes(1)	1	4	2
Incurred losses and LAE from catastrophes, gross	95(2)	78(3)	40(4)
Incurred losses and LAE from catastrophes, net of retrocession	94(2)	72(3)	40(4)
Group loss ratio(5)	97%	99%	69%
Group loss ratio excluding catastrophes	94%	96%	67%

__________

(1)	A catastrophe is defined by SCOR as an event involving multiple insured risks causing pre-tax losses, net of retrocession, of EUR 10 million or more.

(2)	Catastrophic floods in Central Europe.

(3)	Floods in Italy and Southwestern France, storms in the Midwestern United States and Typhoon Maemi in South Korea.

(4)	Typhoon Sondga plus Hurricane Ivan.

(5)	Loss incurred prior to discount on workers compensation reserves on North American operations expressed as a percentage of premiums earned.

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

IRP Holdings was established in December 2001 to reinsure (as a retrocessionaire) certain of SCOR’s Non Life reinsurance business on a quota share basis from 2002 forward. The purpose of the vehicle was to expand capacity in order to underwrite business at a time when premium levels were considered to be attractive. The retrocession rate in 2004 was 25%. The relevant quota share agreements were terminated with effect from January 1, 2005, and IRP Holdings’ minority shareholders must exit IRP not later than May 31, 2006. SCOR’s initial ownership interest in IRP Holdings was 41.70%, and increased to 53.35% as of June 30, 2003. IRP Holdings has been fully consolidated with SCOR since fiscal year 2001. For more information on IRP Holdings, see “Item 9.A. The Offer and Listing — IRP” and “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

Based on these considerations, management believes that adequate provision has been made for the Group’s Life and Non Life loss and LAE reserves as of December 31, 2004. In the Life business the reserves totaled EUR 2,635 million (net of retrocession) as of December 31, 2004 and the Non Life loss and LAE reserves totaled EUR 5,583 million as of December 31, 2004. Actual loss and LAE paid may deviate, perhaps significantly, from such reserves. To the extent reserves prove to be insufficient to cover actual losses and LAE after taking into account available retrocessional coverage, the Group would have to augment such reserves and incur a charge to earnings which could have a material adverse effect on the Group’s consolidated financial condition and results of operations. See “Item 3.D. — Risk Factors — If our reserves prove to be inadequate, our net income, results of operations and financial condition may be adversely affected.”

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

Ten-Year Loss Development Table Presented Net of

Reinsurance with Supplemental Gross Data (U.S. GAAP)(1)

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Initial gross reserves for unpaid loss and LAE	2,760	2,600	3,361	3,723	3,942	4,774	5,575	8,365	7,966	7,004	6,119
Initial retroceded reserves	351	234	316	306	337	421	507	1,448	1,033	673	536
Initial net reserves	2,409	2,366	3,045	3,417	3,605	4,353	5,068	6,917	6,933	6,331	5,583
Paid (Cumulative) as of: (2)
One year later	354	420	654	874	1,040	1,399	1,807	2,514	2,627	1,426
Two years later	717	901	1,136	1,440	1,570	2,294	3,163	3,614	3,736
Three years later	1,054	1,188	1,405	1,778	1,946	3,046	4,390	3,575
Four years later	1,292	1,368	1,599	2,015	2,356	3,606	5,027
Five years later	1,431	1,505	1,731	2,306	2,626	4,028
Six years later	1,542	1,590	1,953	2,488	2,874
Seven years later	1,613	1,779	2,073	2,646
Eight years later	1,777	1,871	2,176

Nine years later	1,853	1,948
Ten years later	1,923
Eleven years later Reserve re-estimated as of:(3) One year later	2,595	2,630	3,458	3,690	4,057	4,996	5,938	8,030	8,344	6,466
Two years later	2,665	2,733	3,411	3,772	4,082	5,278	6,358	8,699	7,984
Three years later	2,767	2,702	3,401	3,810	4,117	5,446	7,385	8,794
Four years later	2,758	2,692	3,404	3,807	4,209	5,952	7,412
Five years later	2,748	2,675	3,379	3,887	4,479	5,962
Six years later	2,722	2,653	3,429	4,002	4,454
Seven years later	2,711	2,711	3,522	3,990
Eight years later	2,777	2,792	3,507
Nine years later	2,834	2,780
Ten years later	2,823
Eleven years later Cumulative redundancy/(deficiency) before premium development	(414)	(414)	(462)	(573)	(849)	(1,609)	(2,344)	(1,877)	(1,052)	(136)
% before premium development	(17)%	(18)%	(15)%	(17)%	(24)%	(37)%	(46)%	(27)%	(15)%	(2)%
Premium development	245	229	361	343	390	487	942	1,215	676	339
Cumulative redundancy/(deficiency) after premiums development	(169)	(185)	(101)	(230)	(459)	(1,122)	(1,402)	(662)	(376)	203
Percentage	(7)%	(8)%	(3)%	(7)%	(13)%	(26)%	(28)%	(10)%	(5)%	3%
Gross re-estimated liability at December 31, 2004	3,328	3,134	4,020	4,700	5,181	7,113	8,639	12,841	9,702	7,532
Re-estimated receivable at December 31, 2004	505	354	513	710	727	1,151	1,227	4,047	1,718	1,066
Net re-estimated liability at December 31, 2004	2,823	2,780	3,507	3,990	4,454	5,962	7,412	8,794	7,984	6,466
Gross cumulative redundancy/(deficiency) before premium development	(568)	(534)	(659)	(977)	(1,239)	(2,339)	(3,064)	(4,476)	(1,736)	(529)
Gross premium adjustments	288	281	332	366	360	459	784	1,154	735	495
Gross Cumulative redundancy/(deficiency) after premiums development	(280)	(253)	(327)	(611)	(879)	(1,880)	(2,280)	(3,322)	(1,001)	(34)
Percentage	-10.15%	-9.74%	-9.74%	-16.41%	-22.31%	-39.38%	-40.90%	-39.71%	-13%	-0.49%

__________

(1)

Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserves re- estimated amounts are shown on an underwriting year basis, consistent with the reporting practices of the Company and its cedents, particularly in the European market.

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

Reconciliation of Reserves for Losses and LAE (U.S. GAAP)

	Year ended December 31,
	2002	2003	2004
	(Restated)	(Restated)
	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	6,917	6,933	6,331
Effect of changes in foreign currency exchange rates	(745)	(656)	(203)
Effect of claims portfolio transfer and other reclassifications	107	31	9
Incurred related to:
Current year	2,802	1,661	1,002
Prior years	660	1,078	174
Total incurred losses and LAE(1)	3,462	2,739	1,176
Paid related to:
Current year	450	316	116
Prior years	2,358	2,400	1,614
Total paid losses and LAE(1)	2,808	2,716	1,730

Reserves for losses and loss expenses at end of year —net	6,933	6,331	5,583
Reinsurance recoverable on unpaid losses	1,033	673	536

Reserves for losses and loss expenses at end of year —gross	7,966	7,004	6,119

__________

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re- estimated amounts are shown on a calendar year basis.

Commutations

In 2003, CRP’s reserves were reduced on the balance sheet by approximately EUR 577 million, due to two significant commutations. These commutations in 2003 reduced the Group results of operations for the year ended December 31, 2003 by approximately EUR 26 million, before taxes.

In 2004, the reduction in reserves on the balance sheet due to significant commutations amounted to approximately EUR 26 million at CRP, and approximately EUR 60 million at SCOR U.S. The commutations in 2004 did not have a material effect on the Group results of operations for the year ended December 31, 2004.

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

See “Item 3.D. — Risk Factors — We could be subject to losses as a result of our exposure to environmental and asbestos-related risks”.

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

__________

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

__________

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

Consolidated Net Investment Income

	Year ended December 31,
	2002			2003			2004
	(Restated)			(Restated)			(Restated)
	Income	Pre-tax Yield(1)	Realized Gains (Losses)	Income	Pre-tax Yield(1)	Realized Gains (Losses)	Income	Pre-tax Yield(1)	Realized Gains (Losses)
	(EUR in millions)

Fixed maturity securities	318	5.6%	72	265	4.8%	93	244	4.4%	27
Equity securities	6	4.0%	(123)	3	1.1%	14	6	1.4%	17
Trading equity securities	39		—	47			3	—	—
Short term and other (2)	105	2.6%	93	100	4.7%	10	112	4.4%	(2)
Less investment expense
Swap interest	(17)			(8)			(7)
Administration expense	(16)			(29)			(33)
Other	(68)			(52)			(43)
Total	367			326			282

__________

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

Portfolios

The following table details the distribution by category of investment of the Group’s insurance investment portfolio by net carrying value:

Consolidated Investment Position

	Net carrying value as of December 31,
	2002		2003		2004
	(Restated)		(Restated)
	(EUR in millions)
Fixed maturities available for sale, at fair value	5,805	63%	5,130	64%	5,272	63%
Equity securities, available for sale	440	5%	109	1%	265	3%
Trading Investments	433	5%	740	9%	778	9%
Short term investments	198	2%	—	—	—	—
Other long-term investments	434	5%	316	4%	322	4%
Cash and cash equivalents	1,788	20%	1,824	22%	1,798	21%
Total	9,098	100%	8,119	100%	8,435	100%

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

The following table presents the Group’s fixed maturities by counterparty credit quality, including fixed-maturities classified as trading, as of December 31, 2004:

	As of December 31, 2004
Rating	Net carrying value	% of total net book value
	(EUR, in millions)

Guaranteed by the French or European government or its agencies, or the European Union(1)	273	5%
AAA	4,040	70%
AA	396	7%
A	608	10%
BBB	347	6%
Below BBB	4	0%
Unrated	125	2%
Total	5,793	100%

__________

(1)	Debt securities issued or guaranteed by the French government, by another European government or by the European Union, none of which are rated.

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

(ORGANIZATIONAL STRUCTURE CHART)

__________

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

	In millions of Euros
	Net loss 2002	Shareholders’ equity 2002	Net loss 2003	Shareholders’ equity 2003
Previously Reported	(561)	1,145	(577)	428
Consolidation	45	—	12	—
Capital lease	—	—	(1)	—
Consolidation of mutual funds	45	—	13	—
Taxation	(7)	(29)	28	(1)

Deferred taxes on “Réserve de capitalisation”	(7)	(29)	(11)	(40)
Valuation allowance	—	—	39	39
Foreign Currency	56	(9)	14	(57)
Foreign exchange	—	—	(24)	(37)

Goodwill	—	(9)	—	(20)
Available for sale securities	—	—	14	—
Foreign currency transactions	56	—	24	—
Employee Benefits	(2)	(9)	(4)	(13)
Other Adjustments	(24)	(20)	15	(1)
Other Than Temporary Impairments of Investments	(3)	—	1	—
Horizon	(7)	—	(8)	1
Creation of SCOR Vie subsidiary	—	—	(3)	—
Miscellaneous adjustments	(14)	(20)	25	(2)
Total Impact Due to Restatements	68	(67)	65	(72)
Restated	(493)	1,078	(512)	356

	2002	2003
Basic earnings per share:
As previously reported	(4.11)	(4.23)
Total impact due to restatements*	(8.92)	0.47
Basic earnings per share, as restated	(13.03)	(3.76)
Diluted earnings per share:
As previously reported	(4.11)	(4.23)
Total impact due to restatements	(8.92)	0.47
Diluted earnings per share, as restated	(13.03)	(3.76)

__________

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

This restatement has the following effects on the U.S. GAAP consolidated balance sheets:

Increasing other long term investments under capital leases by:

January 1, 2002	—
December 31, 2002	EUR 90 million
December 31, 2003	EUR 101 million

Increasing other long term debt in respect of capital leases by:

January 1, 2002	—
December 31, 2002	EUR 90 million
December 31, 2003	EUR 101 million

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

The effect of recording these deferred tax assets and related valuation allowances in the U.S. GAAP consolidated balance sheets in prior periods is be as follows:

Increasing deferred tax assets by

January 1, 2002	—
December 31, 2002	EUR 40 million
December 31, 2003	EUR 130 million

Increasing valuation allowance by

January 1, 2002	—
December 31, 2002	EUR 40 million
December 31, 2003	EUR 130 million

Net effects on the statements of operations:

Increase/(decrease) in income tax expense and increased/(reduced) net loss of

Year ended December 31, 2002	—
Year ended December 31, 2003	—

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

The effects of the restatement on the prior years’ U.S. GAAP consolidated financial statements are as follows:

Increase (decrease) in accumulated other comprehensive income:

January 1, 2002	—
December 31, 2002	—
December 31, 2003	EUR (14) million

Increase (decrease) in retained earnings:

January 1, 2002	—
December 31, 2002	—
December 31, 2003	EUR 14 million

Increase (decrease) in other comprehensive income: unrealized depreciation on investments net

Year ended December 31, 2002	—
Year ended December 31, 2003	EUR (14) million

Increase (decrease) in foreign exchange gain, net:

Year ended December 31, 2002	—
Year ended December 31, 2003	EUR 14 million

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

Accounting for employee post retirement benefits

In connection with its review of pension and retirement plans the Group determined that certain defined benefit plans primarily related to its non-U.S. entities had not been consistently accounted for in accordance with FAS 87, “Employers’ Accounting for Pensions”, FAS

88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, FAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, or APB 12, “Omnibus Opinion — 1967”, as applicable. Several small plans had either not been included for purposes of U.S. GAAP accounting and disclosure or not properly valued in accordance with U.S. rules.

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

As the performance of financial markets and reinsurers improves and reinsurance capacity increases, however, ceding companies are more inclined to ask for price reductions in the most profitable lines of business and underwriting quality tends to decline. After three years of strong premium rate increases, the reinsurance industry has been experiencing a plateau in most lines of business in 2004, except general liability, and a moderate decrease in the reinsurance market is expected in 2005, notwithstanding the effect of a number of large catastrophes in the second half of 2004 which may reduce the downward trend in some countries. See “Item 3.D. Risk Factors — The insurance and reinsurance sectors are cyclical, which may impact our results.”

Exchange Rate Fluctuations

The following table sets forth the value of one euro in our subsidiaries’ main functional currencies, used in the preparation of the Group’s consolidated financial statements for balance sheet items (year-end exchange rates) and income statement items (average yearly rates) as published by Natexis bank at each month end.

	Value of one euro in each currency
	Year-end exchange rates as of December 31,			Average annual exchange rates for the year ended December 31,
	2002	2003	2004	2002	2003	2004
U.S. Dollar	1.042	1.263	1.3604	0.950	1.141	1.244
Canadian Dollar	1.638	1.623	1.648	1.487	1.587	1.619
British Pound	0.650	0.705	0.709	0.629	0.693	0.679
Singapore Dollar	1.809	2.145	2.228	1.693	1.986	2.010

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

Business Segments

Our operations are organized into the following two business segments: Non Life and Life/Accident & Health. Non Life is further organized into four sub-segments: Property-Casualty Treaty; Large Corporate Accounts written on a facultative basis by SCOR Business Solutions; Credit, Surety & Political Risks; and Alternative Reinsurance. The Non Life and Life segments discussed below differ from the Non Life and Life/Accident & Health segments contained in our financial statements included elsewhere herein because on a statutory basis the Accident and Health reinsurance business are classified in the Non Life category. Within each segment, we write various classes of business. Responsibilities and reporting within the Group are established based on this structure and our reported financial segments reflect the activities of each segment.

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

In 2004, the Non—Life segment represented 61% of our overall gross premiums written, compared to 70% in 2003 and 75% in 2002. Within the Non Life segment, Property-Casualty Treaty accounted for 78% of overall gross premiums written in 2004, compared to 73% in 2003 and 59% in 2002, while Large Corporate accounts represented 19% of overall gross premiums written in 2004, compared to 24% in 2003 and 25% in 2002. Credit, Surety and Political Risks’ share represented 3% of Non Life overall gross premiums written in 2004, 2003 and 2002, while Alternative Reinsurance decreased from 13% of Non Life overall gross premiums written in 2002 to 0% in 2003 and 2004 following the Group’s decision to cease business underwritten by CRP.

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

__________

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

__________

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

In 2004, net premiums written decreased by 5% compared to 2003. As a result, the retention level for 2004 increased to 96% from 90% in 2003. This 6% percentage point increase in the overall retention level of this segment was principally due to an increase of the retention on the Life/Death class of business.

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

During the period from the 2000 to 2003 balance sheet years, newly obtained experience data for the industry in general and SCOR revealed medical cost inflation in the United States significantly exceeding original projections. Indeed, the actual medical consumer price index exceeded SCOR's original projection of 7% per annum and turned out to be 14%. This effect was progressive and was recognized accordingly across these balance sheet years.

This increase happened after a few years of relatively low increases in medical costs due to the introduction of the Health Management Organizations (HMO). In the late 1990s, the effectiveness of HMOs diminished and medical expenses increased dramatically. This development was not expected by the non life insurance industry. This caused SCOR and other members of the industry to reevaluate the impact of medical costs on all of the reserves for U.S. Casualty lines of business, particularly those relating to U.S. workers compensation for underwriting years 1997, 1998, 1999 and 2000. The increase in reserves on the balance sheet at SCOR U.S. over the period totaled approximately EUR 929 million comprising an increase of EUR 206 million, 201 million, 197 million and 325 million in 2000, 2001, 2002 and 2003, respectively. These increases in reserves were reflected in Property-Casualty claims in the consolidated statement of operations for the corresponding year. No change in actuarial methods was made. SCOR also revised the reserves corresponding to CRP's business in 2000 to 2003. The net technical result of these operations corresponded respectively to a loss of EUR 14 million in 2000, a loss of EUR 60 million in 2001, a loss of EUR 240 million in 2002 and a loss of EUR 170 million in 2003. These increases in reserves were reflected in Property-Casualty claims in the consolidated statement of operations for the corresponding year. No change in actuarial methods was made.

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

The principal sources of funds for the Group’s reinsurance operations are premiums, net investment income and realized capital gains, while the major uses of these funds are to pay claims and related expenses, and other operating costs. The Group generates cash flow from operations as a result of most premiums being received in advance of the time when claim payments are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of the Group’s operations. Despite the level of cash generated by SCOR’s ordinary activities, we may be required to seek full or partial external debt or equity financing in order to meet some or all of SCOR’s obligations. See “Item 3.D. — Risk Factors — We face a number of significant liquidity requirements in the short to medium-term.”

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

Our operating cash outflows include claim settlements. Since cash inflow from premiums is received in advance of cash outflow required to settle claims we accumulate funds that we invest. SCOR's asset/liability management strategy entails minimizing asset risk, since SCOR's core business activity, reinsurance, can expose SCOR to significant uncertainty regarding the expected timing of its liabilities. In addition, changes in SCOR's underwriting strategy and the run-off of certain business segments have impacted the composition of SCOR's liabilities. Consequently, SCOR has historically maintained a conservative investment policy. In general, SCOR invests in liquid, high-grade securities, with a majority (63%, 64% and 63% for each of 2002, 2003 and 2004, respectively) of its investments in fixed maturities, and a significant portion of its investments in cash and cash equivalents (20%, 22% and 21% for each of 2002, 2003 and 2004, respectively) in order to maintain sufficient liquidity to meet its expected liabilities together with a reasonably possible deviation from these expected liabilities. As a result, liquidation of fixed maturity securities should not be necessary in the ordinary course of business. As a general practice, the Group does not invest in derivative securities for the purpose of managing the relative duration of its assets and liabilities. Similarly, assets are generally invested in currencies corresponding to those in which the related liabilities are denominated in order to minimize exposure to currency fluctuations. The Group does use currency spot and forward contracts, as well as swap and other derivative contracts, to a limited extent, to manage its foreign currency exposure.

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

At December 31, 2004, the Group had approximately EUR 44 million available in unused short and long-term credit lines, compared to approximately EUR 50 million at December 31, 2003 and approximately EUR 100 million at December 31, 2002. For additional information, see below under “— Off Balance Sheet Transaction”. As of December 31, 2004, SCOR believes that its working capital is sufficient for its present requirements.

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

	Year ended December 31,
	2002	2003	2004
	(EUR, in millions)
Commitments received
Unused credit lines	100	50	44
Endorsements and sureties	1	68	47
Letters of Credit	1,262	1,285	867
Other commitments	1	—	13
Total	1,364	1,403	971
Commitments given
Endorsements and sureties	1	90	47
Leases	28	17	10
Letters of Credit	1,085	594	656
Collateralized securities	2,583	3,226	1,885
Other commitments	23	139	99
Total	3,720	4,066	2,698

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

D. CONTRACTUAL OBLIGATIONS

The following table sets forth the schedule of repayments of SCOR’s debt as of December 31, 2004.

Year	Payment
(EUR, in millions)
2005	266
2006	78
2007	232
2008	16
2009	205
Thereafter	295
Total long-term debt	1,092 (1)

__________

(1)	Excluding EUR 147 million related to the sale of the SCOR building.

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt (principal)	995	262	300	211	222
Long term debt (interest)(1)	218	30	68	23	97
Losses and loss adjustment expenses(2)	6,119	1,782	1,726	1,047	1,564
Future policy benefits(2)	2,677	705	182	182	1,608
Capital lease	97	4	10	10	73
Operating lease	—	—	—	—	—
Purchase	—	—	—	—	—
Other long term liabilities	—	—	—	—	—
Total(3)	10,106	2,783	2,286	1,473	3,564

__________

(1) Some of SCOR's long term debt bears interest at floating rates and is denominated in U.S. dollars. The calculation of interest payments on long term debt is based on interest rates and exchange rates as of December 31, 2004.

(2) Given that loss reserves and future policy benefits are estimates, the payment of these estimates are generally not fixed as to amount or timing. The projected amounts included in the table are estimates based on past experience and our judgment. The projected settlement of loss reserves and future policy benefits will differ, perhaps significantly, from future payments. Deviations from these estimates are normal and are to be expected. These estimates can not be extrapolated to future underwriting years payment patterns as underwriting policy has changed and the commutation policy pursued by SCOR in the past might significantly change in the future. Additionally, estimated losses as of the financial statement date do not take into account the impact of estimated losses from future business. For further information regarding the uncertainty associated with loss reserves and future policy benefits see "Reserves" on page 17 and "Critical Accounting Policies" on page 50.

(3) Excluding EUR 147 million related to the sale of the SCOR building.

For more information, see Note 9 to the financial statements. See “Item 3.D. Key Information — Risk Factors — SCOR faces a number of significant liquidity requirements in the short to medium-term.”

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

Reserve Segmentation:

SCOR's overall Property and Casualty business portfolio is divided into more than one hundred different reserving segments. Every contract is assigned to a reserving segment which is defined homogenously using, among other parameters, the applicable line of business and geographical areas of underwriting.

Once a year, in light of year end actuarial studies and in order to improve the assessment of reserves estimates, modifications of criteria used to segment the portfolio can be proposed to the Group Actuarial department which then decides whether or not to implement any modifications to the portfolio segmentation criteria. During the course of the year, any new contract is allocated to the existing pre-defined segmentation.

Actuarial methods:

Reserves are actuarially determined by reserving segment, using methods consistent with industry practices and taking into account various assumptions and factors such as internal analyses, loss and exposure information provided by the ceding companies, historic loss development and trend experience, which is viewed as indicative of future loss development and trends, as well as court decisions, changes in legislation, social, economic and demographic trends, inflation and other factors affecting claim costs. SCOR's actuaries do not determine a range of loss reserve estimates. Instead, SCOR's actuaries determine point estimates for each reserving segment which are then aggregated to determine the total loss reserve estimate. SCOR's management examines and challenges the actuarial determinations although the actuaries are responsible for the reserve estimates. No adjustments were made by management to the actuarially determined loss reserve estimates as of December 31, 2004.

The methods commonly used by us include, but are not limited to, the "Chain Ladder" technique, the Bornhuetter-Ferguson method (which takes into account exogenous information in the a priori loss ratio used), and the loss ratio method. The method used depends heavily on the characteristics of the reserving segments. The classical loss development factor methods are usually used for underwriting years where the information available is considered sufficiently reliable. For recent underwriting years, exogenous information such as underwriting information and pricing elements are taken into account and the Bornhuetter-Ferguson and loss ratio methods are used. Catastrophe claims are evaluated by using commercial catastrophe modeling systems.

Assumptions:

In order to properly apply those actuarial techniques, a thorough knowledge of the portfolio is needed to analyze and interpret any trends. For example, changes in legislation or changes in the underwriting policies of cedents or SCOR could result in a balance sheet or underwriting effect.

From a mathematical standpoint, the assumptions to be verified for the "Chain Ladder" method are the independence of the underwriting years and similar loss development factors of a given development year. If one of these assumptions is not able to be verified, then the model can be altered. With respect to the Bornhuetter-Ferguson and loss ratio methods, the a priori expected loss ratio used reflects the projected loss ratio from the prior year adjusted for loss trends and the impact of rate changes.

Long tail:

For long tail reserving segments such as medical malpractice, motor liability and workers compensation (other than asbestos and environmental claims described below), classic reserving methods are not always directly applicable due to the long-term characteristics of these types of claims. For example, for bodily injury losses, the assessment of the ultimate cost needs to take into account the stabilization of the victim’s state of health and may also take into account a court decision, which option leads to a long duration between the occurrence of a loss and its settlement. Assumptions must also be made regarding the timing of the cash flows, contributing further to the inherent uncertainty in estimating reserves for these lines of business. Therefore, in order to complete the analysis for such reserves, additional studies are performed, taking into account various factors, such as loss and exposure information provided by the ceding companies, historic loss development and trends, medical costs, jury verdicts, regulatory environment, inflation and other factors affecting claims costs. In some cases, a more detailed analysis on a contract-by-contract basis is performed.

Asbestos and Environmental Claims:

Due to the Group's limited activities in these types of risks, SCOR's exposure to these losses is limited.

Due to the characteristics of asbestos and environmental claims, which include:

•	a loss which does not manifest itself until some considerable time after exposure (latency period); and
•	large volumes of unanticipated claims or claims with their scope significantly misjudged when underwritten,

other reserving techniques than the ones previously mentioned are used.

SCOR has four different methods which it can use to assess the appropriate level of reserves for asbestos and environmental claims. Depending on the historical data available for each book, SCOR applies one or more of these methods.

The first method used is the survival ratio technique, defined as the ratio of loss reserves (including IBNR) over the average of calendar paid losses over the last three years. This ratio is commonly used in the industry and by SCOR. It represents the number of future calendar years, taking into account assumptions regarding average annual claims payment that the held reserves could fund.

The survival ratio technique is very sensitive to a company's litigation settlement philosophy and commutation activity. The three other actuarial methods used to compute reserve estimates are an “S-curves” approach, a frequency-severity method using the Manville pattern and the market share approach. It is important to note that none of these methods can be considered to be perfect. In some cases, the results of these four methods can vary significantly.

Range and Process:

SCOR believes that due to the variability and unpredictability of the many factors that impact reserve estimates such as inconsistent and unforeseeable court decisions, judicial interpretations that have broadened coverage, increases in medical costs and related liabilities, and the increasing frequency of catastrophe losses, one cannot reasonably expect the reserves to fall within any particular narrow range. This is particularly the case for the long-tail lines of business.

For latent claims, which represent the most uncertain exposures, industry experience indicates that the upper end of the range cannot be quantified.

On specific reserving segments, SCOR actuaries conduct stress test scenarios using assumed evolution of some parameters and/or deviation of Ultimate Loss Ratios. For example, a deviation of 5% of workers compensation and non proportional casualty's Ultimate Loss Ratios (underwriting years 1994 to 2004), would increase by around USD 100 million the amount of IBNRs for those two segments.

Each quarter, actuaries within SCOR's local business units conduct analyses of reserves. These analyses undergo a review by local management, the SCOR Group actuarial department and the head of SCOR's “global property and casualty” division. As part of this review the methodologies and the underlying assumptions are challenged. Studies of independent actuaries, where conducted, are also taken into consideration. Based on these reviews the appropriate level of reserves is determined.

SCOR sets its claim reserves for assumed reinsurance operations based upon information received from the ceding companies, utilizing different methodologies used for its non-life and life businesses.

Non-Life

SCOR's policy is to ensure that all claims are promptly and adequately reserved. An adequate reserve is a reserve that is sufficient to cover SCOR’s entire estimated ultimate share of a loss and the expenses generated by such a loss. In accordance with this policy, the claims handling procedures at SCOR are designed (i) to ensure that reserves are adequately recorded, and (ii) that the appropriate control mechanisms are in place to allow proper monitoring of the process.

Claims are handled promptly. Upon receipt of a claim, all related documents are directed to and handled by the technical staff who verifies that the claim submission conforms to the terms and conditions of the contract, as already recorded in SCOR’s IT system (called Omega). Any issues regarding coverage are then discussed and resolved with the underwriter and, when necessary, with SCOR's legal department and outside counsel. In addition, in each business unit dedicated staff are in charge of overseeing the claims activity. All claims in litigation are reported to, and monitored by, the Group Claims Division based in Paris.

If additional claim information is needed, the claims examiner will contact the ceding company or broker. The booking of reserves is performed promptly even if additional information from the ceding company is being requested. If the examiner’s evaluation of the claim reveals that the actual loss value is greater than the claim notice, the examiner will book an Additional Case Reserve (ACR). In cases where SCOR has knowledge of a loss (whether from the cedant, market information or media reports) but with no amount yet reported by the cedant, substitution reserves (SR) are booked by SCOR to reflect a level of reserve consistent with the exposure analysis. Substitution reserves are replaced by information reported by the cedant as soon as it is available. Both ACR and SR are dynamically adjusted as new information is obtained. SCOR's policy is to actively seek claims’ information in order to ensure that the reserve figure booked is as adequate as possible.

Before each quarterly closing, SCOR's technical accounting department also analyzes the backlog of claims and ensures that any material claims detected in the backlog are booked.

Claims with reserves in excess of a defined threshold are subject to committee review and a detailed written description of the claim is circulated to the management, underwriters and actuaries. Claims’ transactions are monitored regularly to verify that claim reserve and payments are accurate and that any deviation is immediately detected and corrected. A report of all claims posted on an accounting data basis is produced periodically in order to detect and analyse the most significant claims and check their reliability.

On a regular basis, SCOR conducts claims’ audits at the insurance companies’ premises. Such audits (i) permit an in-depth analysis of the quality of the claims’ work by the insurance companies and, as a consequence, they allow an appraisal of the reliability of reported case reserves and (ii) permit the early detection of loss trends, legislation, jurisprudence or social inflation that could have an impact on reserves.

Lastly, the Group Claims Division performs internal audits of claims operations in order to verify that the group claims’ guidelines and group settlement and reserve policy are complied with.

Life

With respect to the life reinsurance business, reserves for future policy benefits are generally based on the ceding companies' information which is usually set forth in the reinsurance treaty between the cedent and SCOR. Occasionally, specific audits can be performed on the ceding company's books and records.

SCOR's reserves for future policy benefits are based on cedents' reserves, adjusted for US GAAP when appropriate, or are directly calculated when individual data is available.

Reserves for future policy benefits include pending claims, benefits to be paid under the contract and Additional Technical Reserves.

These Additional Technical Reserves are calculated to take into account :

•	a reserve component that SCOR has identified as an item missing in the information received from the cedent; or
•	a Loss Recognition Reserve, when SCOR's actuarial analysis of the reinsured risks reveals that overall losses are expected until termination of the contracts.

For the interest sensitive line of business, the benefit reserve is the account value which is considered a deposit.

The process described above is highly automated and controlled. SCOR's underwriting system automatically calculates estimates for premiums, commissions and losses based on the underwriting conditions of each treaty which assists in mitigating the potential impact of backlogs, missing and/or late accounts.

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

Methodology

SCOR determines its estimates of assumed premiums with different methodologies for its non-life and life businesses and for proportional and non-proportional contracts.

Non-Life

The estimated ultimate premium for a given contract and a given underwriting year (also called Estimated Gross Premium Income, or EGPI) is the starting point for SCOR's premium recognition process. The determination of this EGPI depends upon the nature of the particular products comprising the non-life business.

For proportional non-life reinsurance contracts, the ultimate premium is specified by the cedent in its proposal. In the case of a proposal to renew an existing contract, the SCOR underwriter assigned to review the particular proposal verifies the validity of the information provided in the proposal against existing statistics and actual accounts recorded during the previous underwriting year in respect of the cedent's existing contract or contracts with SCOR. The ultimate premium is revised on a regular basis according to data received and recorded during the life of the contract, including information furnished by the cedent and experience. Specific internal reports are also available for these verifications and controls, including pattern models. The recorded estimated premium is the difference between the latest revised ultimate premium (prorated for the contract risk period) and the actual partial premium received and recorded from the cedent company to date.

For the non-proportional business, the ultimate premium is equal to the subject premium provided by the cedent multiplied by the quoted premium rate. Non-proportional treaties usually include a minimum premium equal to approximately 80% of the EGPI. Prior to any acceptance, the SCOR actuarial department provides a quotation to allow the underwriter to evaluate the rate proposed by cedent. Similarly to the proportional business, the estimated subject premium for non-proportional business is revised regularly according to information received during the life of the contract and specific internal reports are available for these verifications and controls, including pattern models. The recording of estimates follows the premium installment schedules set forth in the signed contract.

Lastly, for the facultative business, the ultimate premium is provided by the cedent in its proposal, which is approved by SCOR underwriters. This estimated premium is immediately recorded and will be revised according to the installment schedule sent by the cedent, or if there is any change on the coverage provided for the business. Again, specific internal reports are available for these verifications and controls, including patterns models.

Life

For life treaties, estimated premium income is determined for each cedents’ accounting years and premium is recognized when due from cedents and policyholders. As long as all premium information has not been received from cedents, the estimates can be reviewed.

Life premium estimates are calculated on a treaty-by-treaty basis by SCOR's administration department, and the premium estimates are then validated by SCOR's underwriters for a sampling of treaties. A treaty is "sampled" if the estimated premium volume is greater than EUR 150,000, or if the expected technical result is greater than plus or minus EUR 100,000, or if related technical reserves are greater than EUR 450,000. These "sampled" treaties generally represent more than 90% of the life contracts portfolio.

"Non-sampled" treaties are estimated on a bulk basis by geographical segments and by the nature of the business (proportional or non-proportional). Premium estimates are generally based upon the cedents’ premium information which are then validated by SCOR's underwriters.

Estimates are reviewed each time a new information is received from the ceding companies or from industry sources.

The estimates recorded by SCOR are the difference between the total estimated premium income and the actual premium actually sent in reinsurance accounts by ceding companies to date.

Different calculation methods are used depending on the type of business. For renewed or cancelled proportional treaties, estimates are calculated based upon statistical trends which are then completed using specific underwriting information. For new proportional treaties, the estimated gross premium income is either provided by SCOR's underwriters and/or calculated by actuaries based on the quotation files. Lastly, for non-proportional treaties, estimated gross premium income results from the estimated subject premium (provided by SCOR's underwriters based upon the cedents' information) on which SCOR applies the quoted premium rate.

Accounting

The assumed premium estimates for SCOR's non-life and life businesses are booked as assets on SCOR's consolidated balance sheet net of the estimates of the corresponding commissions payable by SCOR. As of December 31, 2004, the assumed premium estimates for SCOR's non-life and life businesses amounted to EUR 1,271 million.

In cases where SCOR has over-estimated the assumed premium, this over-estimation would generally be largely offset by a corresponding over-estimation of commissions and losses payable by SCOR. If the non-life estimated premium as of end of balance sheet year 2004 for the 2004 and 2003 underwriting years were over estimated by 5%, non-life underwriting premium revenues would be overstated by EUR 23 million, and after adjustments for related expenses, the net effect would be to overstate underwriting income before income taxes by EUR 1.7 million, and by EUR 1.2 million after income taxes.

SCOR's management considers that the booking of provisions for depreciation of assumed premium estimates is not necessary for the following reason. In cases where SCOR identifies a counter-party risk on one of its cedents, the risk appreciation by SCOR will be performed on the net financial position (including reserves, deposits, current account and estimates) of the cedent vis-à-vis SCOR and thus it is rare that SCOR be in a net debit position because loss reserves largely exceed premium estimates and premiums receivable. As long as premium is not due, claims are neither due. In case of a recoverability issue the uncollectible premium would be offset by unpaid claims.

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

Item 19. Exhibits

The following documents are filed as exhibits to this Amendment No. 1:

Exhibit Number	Description
12.1	Certification of chief executive officer pursuant to 17 CFR 240.13a-14(a), promulgated under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of chief financial officer pursuant to 17 CFR 240.13a-14(a), promulgated under Section 302 of the Sarbanes-Oxley Act of 2002
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

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to this annual report on its behalf.

SCOR

By: /s/ Denis Kessler

Name:	Denis Kessler
Title:	Chairman and Chief Executive Officer

Dated: January 27, 2006

