Form 20-F
period 2005-12-31
SCOR
filed 2006-06-29
CIK 1023027

As filed with the Securities and Exchange Commission on June 29, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 001-14518
SCOR
(Exact name of registrant as specified in its charter)

N/A	The Republic of France

(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

1, Avenue du Général de Gaulle, 92800 Puteaux, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	New York Stock Exchange, Inc.

Ordinary Shares, no par value *	New York Stock Exchange, Inc.

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report:

968,769,070 Ordinary Shares, including 25,340,999 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒  Yes      ☐   No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐  Yes      ☒   No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒  Yes      ☐   No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)
☒  Large accelerated filer      ☐  Accelerated filer      ☐   Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow.
☐  ITEM 17      ☒   ITEM 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes      ☒   No

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
The information contained in this Annual Report, as well as oral statements that may be made by SCOR or by its officers, directors or employees acting on behalf of SCOR related to such information contain statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements including, without limitation, statements relating to:

•	the implementation of the “SCOR Moving Forward” plan described under “Item 4. – Information on the Company”;

•	the implementation of strategic initiatives, including the update of information systems;

•	changes in premium revenues;

•	changes in the balance of lines and classes of business;

•	the development of revenues overall and within specific business areas;

•	the development of expenses;

•	the direction of insurance and reinsurance rates and the demand for reinsurance products and services;

•	the market risks associated with interest and exchange rates and equity markets; and

•	other statements relating to SCOR’s future business development and economic performance.
The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “may”, “will”, “should” and similar expressions identify certain of these forward-looking statements although the absence of such words does not necessarily mean that a statement is not forward-looking. Readers are cautioned not to place undue reliance on forward-looking statements because actual events and results may differ materially from the results implied or expected by such forward-looking statements.
Many factors may influence SCOR’s actual results and cause them to differ materially from the implied or expected results as described in such forward-looking statements, including, without limitation:

•	cyclical trends in the insurance and reinsurance sectors;

•	the outcome of U.S. legal proceedings after the conclusion of all appeals and the allocation of liability, amount of damages and amount of indemnification ultimately allocated to SCOR and its affiliates related to the World Trade Center litigation at the conclusion of such proceedings;

•	the frequency and severity of insured loss events, including natural and man made catastrophes, terrorist attacks and environmental and asbestos claims, as well as mortality and morbidity levels and trends and persistency levels;

•	the underwriting results of primary insurers and the accuracy and overall quality of information provided to SCOR by primary insurance companies with which SCOR transacts business, particularly regarding their reserve levels;

•	the availability of and terms under which SCOR is able to enter into retrocessional arrangements;

•	the ability of reinsurers and members of pools in which SCOR participates to meet their obligations;

•	increasing levels of competition in France, Europe, North America and other international reinsurance markets;

•	interest rate levels;

•	the performance of global debt and equity markets;

•	ratings downgrades;

•	SCOR’s financial strength;

•	SCOR’s ability to meet its liquidity requirements;

•	currency exchange rates, including the euro – U.S. dollar exchange rate;

•	economic trends in general;

•	changes in laws, regulations and case law;

•	political, regulatory and industry initiatives;

•	the run-off of certain of its U.S. business lines, including CRP and SCOR U.S.;

•	the value of SCOR’s intangible assets;

•	the ability of SCOR to improve its internal control over financial reporting and resolve material weaknesses in its internal control over financial reporting;

•	the impact of operational risks, including human or systems failures;

•	the risks identified in “Item 3.D – Risk Factors” of this Annual Report on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) and SCOR’s other filings with, or documents furnished to, the SEC; and

•	other matters not yet known to SCOR or not currently considered material by SCOR.
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
As used herein, references to “EUR” or “€ ” are to euro and references to “dollars”, “USD” or “$” are to U.S. dollars. For your convenience, this Annual Report contains translations of certain euro amounts into dollar amounts at the rate of USD 1.18 per EUR 1.00, the noon buying rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005, the date of SCOR’s most recent balance sheet included in this Annual Report. You should not assume, however, that euros could have been exchanged into dollars at any particular rate or at all. See “Item 3.A. – Selected Financial Data” for certain historical information regarding the Noon Buying Rate.

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

			Average	End of
Year Ended December 31,	High	Low	Rate(1)	Period(2)

2001	0.95	0.83	0.89	0.89
2002	1.05	0.86	0.95	1.04
2003	1.26	1.04	1.14	1.26
2004	1.36	1.18	1.25	1.35
2005	1.35	1.17	1.24	1.18
2006 (through June 23)	1.30	1.19	1.23	1.25
January 2006	1.23	1.20	1.21	1.22
February 2006	1.21	1.19	1.19	1.19
March 2006	1.22	1.19	1.20	1.21
April 2006	1.26	1.21	1.23	1.26
May 2006	1.29	1.26	1.28	1.28
June 2006 (through June 23, 2006)	1.30	1.25	1.27	1.25

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(2)	The end of period Noon Buying Rate is the Noon Buying Rate on the last business day of the relevant period.
The Noon Buying Rate on June 23, 2006 was USD 1.25 per EUR 1.00.
SCOR prepares and publishes its financial statements in euros. Because a significant part of the Group’s revenues and expenses, as well as its assets and liabilities, are denominated in dollars and other currencies, fluctuations in the exchange rates used to translate these currencies into euros may have a significant impact on SCOR’s reported results of operations and net equity from year to year. Fluctuations in the exchange rate between the euro and the dollar will also affect the dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the Depositary of dividends paid in euro on the Ordinary Shares underlying the ADSs and may affect the dollar trading prices of the ADSs on the New York Stock Exchange. See “Item 3.D. Risk Factors – We are exposed to the risk on foreign exchange rates” and “Item 3.D. Risk Factors – The trading price of SCOR’s ADSs and dividends paid on SCOR’s ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars.” See also “Item 5.A. Operating Results – Exchange Rate Fluctuations” for information regarding the effects of currency fluctuations on the Group’s results and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Selected U.S. GAAP Consolidated Financial Data
The following selected consolidated financial data are derived from the consolidated financial statements of SCOR.
The consolidated financial data of SCOR presented below have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. SCOR also publishes consolidated financial statements, not included herein, prepared in accordance with International Financial Reporting Standards as adopted by the European Union, or IFRS-EU, which differ in certain respects from U.S. GAAP.
The euro amounts presented in the table below as at and for the year ended December 31, 2005 have been translated into dollars solely for your convenience at the Noon Buying Rate of USD 1.18 per EUR 1.00 on December 31, 2005, the date of SCOR’s most recent balance sheet included in this Annual Report. These translations should not be construed as representations that the euro amounts could actually have been converted into dollars at these rates or at all.
The selected consolidated financial data should be read in conjunction with “Item 3.D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and SCOR’s consolidated financial statements and related notes and other financial information included elsewhere in this Annual Report.

SELECTED U.S. GAAP CONSOLIDATED FINANCIAL DATA

	As of and for the years ended December 31,

	2001	2002	2003	2004	2005	2005

						(Translated)
						(unaudited)
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(USD)
	(millions, except share and per share amounts)
Income statement
Operating revenues	4,000	4,520	3,650	2,509	2,387	2,823
Total revenues	4,010	4,562	3,767	2,551	2,486	2,940
Income (loss) before cumulative effect of change in accounting	(434)	(493)	(512)	243	165	195
Cumulative effect of change in accounting principles, net of income taxes(1),(2)	42	–	–	4	–	–
Net income (loss)	(392)	(493)	(512)	247	165	195
Net income (loss) per Ordinary Share, basic	(11.54)	(13.03)	(3.76)	0.31	0.18	0.21
Net income (loss) per Ordinary Share, diluted	(11.54)	(13.03)	(3.76)	0.30	0.17	0.20
Balance sheet data (as at end of year)
Total assets	16,917	16,002	13,605	13,400	13,829	16,354
Shareholders’ equity	1,267	1,078	356	1,211	1,702	2,013
Convertible debentures, long-term debt and capital leases	510	902	1,039	961	955	1,129
Dividend declared per Ordinary Share	0.30	–	–	–	0.03	0.04
Number of Ordinary Shares, in thousands	41,244	136,545	136,545	819,269	968,769	–

(1)	A change in accounting principles due to the discount of reserves occurred in 2001. The effect of the change in 2001 was to increase the Property Casualty net income by EUR 62 million before tax and EUR 41 million after tax. If the accounting change was never made, the impact in 2002, 2003, 2004 and 2005 would have been to increase Property Casualty net income by EUR 17 million before tax and EUR 11 million after tax, EUR 3 million before tax and EUR 2 million after tax, EUR 12 million before tax and EUR 8 million after tax, and EUR 9 million before tax and EUR 6 million after tax, respectively.

(2)	In 2004, the Group adopted Statement of Position, “Accounting and Reporting by Insurance Enterprise for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”. See Note 3.9 to the consolidated financial statements included in “Item 18. Financial Statements”.
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
The insurance and reinsurance sectors, particularly in the Non Life area are cyclical. Historically, reinsurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the reinsurer, including, notably, competition, frequency or severity of catastrophic events, levels of capacity and general economic conditions. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses, levels of sector surplus and utilization of underwriting capacity that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industries. As the performance of financial markets and reinsurers improves and reinsurance capacity increases, however, ceding companies are more inclined to ask for price reductions in the most profitable lines of business and underwriting quality tends to decline. At the same time, claims may be higher when economic conditions are unfavorable, particularly for products that provide reinsurance coverage for a risk that is related to the financial condition of the company that is being insured. As a result, the reinsurance business has been cyclical historically, characterized by periods of intense price competition due to significant underwriting capacity and periods when shortages of underwriting capacity permit favorable premium levels.
We may therefore experience the effects of such cyclicality and there can be no assurances that changes in premium rates, the frequency and severity of catastrophes or other loss events or other factors affecting the insurance or reinsurance industries will not have a material effect on our revenues, net income, results of operations and financial condition in future periods.
We are exposed to losses from catastrophic events.
Like all reinsurers, our operating results and financial condition have in the past been, and can be expected in the future to be, adversely affected by natural and man-made catastrophes, which may give rise to claims under the Property-Casualty and Life reinsurance coverage we provide. Catastrophes can be caused by a variety of events, including hurricanes, windstorms, earthquakes, hail, severe winter weather conditions, fires and explosions.
In 2004 and 2005, SCOR, like most other reinsurers, although to a lesser degree because of its underwriting policy, was affected by the unusually high frequency of natural catastrophes, particularly the major hurricanes in the United States, Mexico and the Caribbean in 2004 and 2005 and numerous typhoons in Japan in 2004. The Group’s most significant exposure to natural catastrophes mainly relates to earthquake risks, particularly in Japan, Taiwan, Canada, Portugal, Israel, Chile, Italy and Turkey, and storms and other weather-related phenomena in Europe, Asia and, to a lesser extent, in the United States.
The frequency and severity of such events, particularly natural catastrophes, are by their nature unpredictable. The inherent unpredictability of these events makes forecasts and risk evaluations uncertain for any given year. As a result, our claims experience may vary significantly from one year to another, which can have a large impact on our profitability and financial situation. In addition, depending on the frequency and nature of the losses, the speed with which claims are made and the terms of the policies affected, we may be required to make large claims payments. We may be forced to fund these obligations by liquidating investments in unfavorable market conditions, or raising funds at unfavorable costs. These factors could have a significant impact on our financial condition.
We have managed our exposure to catastrophic losses through selective underwriting practices, particularly by limiting our exposure to certain events which are now frequent in the Gulf of Mexico, by monitoring risk accumulations on a geographic basis, and by retroceding a portion of those risks to other reinsurers (retrocessionaires) selectively chosen based on their solid financial solvency margin. There can be no assurance, however, that these underwriting practices, including the management of risks on a geographical basis, or retrocessions, will be sufficient to protect us against material catastrophic losses, or that retrocession will continue to be available in the future at commercially reasonable rates. Although we attempt to limit our exposure to acceptable levels, it is possible that multiple catastrophic events could have a material adverse effect on our assets, results of operations and financial position. To obtain a better understanding of our possible exposure, we strengthened the modeling of our exposure to natural catastrophes by adopting the Eqecat model in 2005.
We may be subject to losses due to our exposure to risks related to terrorist acts.
In the context of our business, we may be exposed to claims arising from the consequences of terrorist acts. These risks, the potential significance of which can be illustrated by the September 11, 2001 attack in the United States, can affect both individuals and property. The September 11, 2001 attack on the World Trade Center (WTC) initially resulted in the Group establishing reserves as a reinsurer on the basis that such attack was one single occurrence and not two occurrences under the terms of the applicable insurance coverage issued to the lessors of the WTC and others. On December 6, 2004, a jury determined that the attack on the WTC made SCOR’s ceding company liable for two distinct occurrences on the basis of the policy wording it had issued. However, the jury verdict did not determine the amount of indemnification due from the insurers. A separate court-supervised appraisal procedure is underway in order to determine the amount of indemnification due by the insurers resulting from the destruction of the WTC towers. Pending the final determination of the appraisal process, which is expected in late 2006 or early 2007, the Group felt that it would be prudent to increase its reserves based on the replacement value estimated by the experts appointed by insurers including our ceding company. The gross amount of reserves was accordingly increased from USD 355 million as of December 31, 2003 to USD 422 million as of December 31, 2004, and net of retrocession from USD 167.5 million to USD 193.5 million. Those amounts did not change significantly in 2005. The jury verdict that the attack on the WTC constituted two occurrences and not one single occurrence under the terms of our ceding company’s insurance policy has been appealed in the U.S. Court of Appeals for the Second Circuit and a decision is expected in 2006. See “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings” for a discussion of the pending World Trade Center litigation.
After the events of September 11, 2001, we adopted underwriting rules designed to exclude or limit our exposure to risks related to terrorism in our reinsurance contracts, in particular in those countries and for the risks that are the most exposed to terrorism. Contracts entered into prior to the implementation of these measures, however, remain unchanged until their expiry date or renewal. In addition, it has not always been possible to implement these measures, particularly in our principal markets. For example, certain European countries do not permit excluding terrorist risks from insurance policies. Due to these regulatory constraints, we have actively supported the creation of insurance and reinsurance pools that involve insurance and reinsurance companies as well as public authorities in order to spread the risks of terrorist activity among the members of these pools. We participate in pools created in certain countries such as France (GAREAT), Germany (Extremus) and the Netherlands (NHT), which allows us to have limited and known commitments. Although the U.S. Congress passed the Terrorism Risk Insurance Act (“TRIA”) in November 2002 and extended it in 2005, which established a federal assistance program, initially through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and required that coverage for terrorist acts be offered by insurers, the U.S. insurance market is still subject to significant exposures in respect of terrorism-related losses. SCOR has significantly reduced its exposure to the U.S. market by declining to underwrite reinsurance agreements with large national insurers. In addition to the commitments described above, the Group does reinsure, from time to time, terrorist risks, usually limiting by event and by period as well as geographically the coverage that ceding companies receive for damage caused by terrorist acts.
As a result, additional terrorist acts, whether in the U.S. or elsewhere, could cause us significant claims payments and, as a result, could have a significant effect on our operating income, results of operations, financial condition and future profitability.
We could be subject to losses as a result of our exposure to environmental and asbestos-related risks.
Like other reinsurance companies, we are exposed to environmental and asbestos-related risks, particularly in the United States. Insurers are required under their contracts with us to notify us of any claims or potential claims that they are aware of. However, we often receive notices from insurers of potential claims related to environmental and asbestos risks that are not precise enough, as the primary insurer may not have fully evaluated the risk at the time it notifies us of the claim. Due to the imprecise nature of these claims, the uncertainty surrounding the extent of coverage under insurance policies and whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability, we can, like other reinsurers, only give a very approximate estimate of our potential exposure to environmental and asbestos claims that may or may not have been reported. In 2005, we increased the level of reserves for asbestos-related risks by EUR 13 million and reduced our reserves for environmental risks by EUR 15 million following commutations of old contracts issued in Europe. We believe our reserves at December 31, 2005, are sufficient to cover our estimated liabilities relating to environmental and asbestos claims and correspond to approximately eleven years of payments.

Nonetheless, due to the changing legal and regulatory environment, including changes in tort law, the evaluation of the final cost of our exposure to asbestos-related and environmental claims may be increasing in uncertain proportions. Diverse factors could increase our exposure to the consequences of asbestos-related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. Evaluation of these risks is all the more difficult as claims related to asbestos and environmental pollution are often subject to payments over long periods of time. In these circumstances, it is difficult to estimate the reserves that should be recorded for these risks. We therefore rely on market assessments of survival ratios for reserves although data currently available relate to old underwriting years in the U.S. market to which we are not significantly exposed.
As a result of these imprecisions and uncertainties, we cannot exclude the possibility that we could be exposed to significant additional environmental and asbestos claims, which could have an adverse effect on our operating income, results of operations, financial condition and future profitability.
If our reserves prove to be inadequate, our net income, results of operations and financial condition may be adversely affected.
We are required to maintain reserves to cover our estimated ultimate liability for Property-Casualty losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period, net of estimated related salvage and subrogation claims. Our reserves are established both on the basis of information that we receive from insurance companies, particularly their own reserving levels, as well as on the basis of our knowledge of the risks, the studies we conduct and the trends we observe on a regular basis. For our Life business, we are required to maintain reserves for future policy benefits that take into account expected investment yields and mortality, morbidity, lapse rate and other assumptions. In our Non Life business, our reserves and policy pricing are based on a number of assumptions and on information provided by third parties, which, if proven to be incorrect, could have an adverse effect on our results of operations. Even though we are entitled to audit the companies with which we do business, and despite our frequent contacts with these companies, our reserving policy remains dependent on the risk evaluations of these companies.
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
Furthermore, we have significant exposures to a number of business lines in respect of which accurate reserving is known to be particularly difficult because of the “long-tail” nature of these businesses, including workers compensation, liability insurance, and environmental and asbestos-related claims. Our reserves for these lines of business represent a significant portion of our technical reserves, although the proportion has been decreasing as we have increased in our subscriptions the proportion of our Property business relative to our Casualty and liability business. In relation to such claims, it has in the past been necessary to revise our estimated potential loss exposure and, therefore, the related loss reserves. Changes in law, evolving judicial interpretations and theories as well as developments in class action litigation, particularly in the United States, add to the uncertainties inherent to claims of this nature.
We annually review the methods for establishing reserves and the amount of our reserves and perform, if necessary, audits of our portfolios. To the extent that our reserves prove to be insufficient, after taking into account available retrocessional coverage, we increase our reserves and incur a charge to earnings, which can have a material adverse effect on our consolidated net income and financial condition. We strengthened our reserves on several occasions in 2002 and 2003 following internal and external actuarial reviews. The most recent reserves strengthening occurred at September 30, 2003, when the Group increased its loss reserves by EUR 297 million, EUR 290 million of which was related to adverse trends in loss experience in the United States with respect to business underwritten by SCOR U.S. and CRP over the period 1997-2001. These additional reserves mainly concern lines of business which have now been put in run-off, such as buffer layers and program business, or which have been significantly reduced such as workers compensation. If we are required to increase our reserves in the future, it could materially affect our results and our financial position.
In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risk we assume. To reduce this risk, we conduct risk audits and regularly visit our ceding companies, and carry out portfolio audits of our business.
Our results may be affected by the inability of our reinsurers (retrocessionaires) or members of pools in which we participate to meet their obligations and the availability of retrocessional reinsurance on commercially acceptable terms.
We transfer a part of our exposure to certain risks to other reinsurers through retrocession arrangements. Under these arrangements, other reinsurers assume a portion of our losses and expenses associated with losses in exchange for a portion of policy premiums. When we obtain retrocession, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our operating results and financial condition. We also assume risk by writing business on a funds withheld basis. Thus, the inability of our reinsurers (retrocessionaires) to meet their financial commitments could negatively affect our operating result and our financial position. We conduct periodic reviews of the financial condition of our reinsurers. Our reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. For accounts receivable for which a probable loss is expected we book an allowance in our accounts. Furthermore, since our reinsurers do business in the same sectors as we do, events that have an adverse effect on the sector could have the same effect on all of the participants in the reinsurance sector.
To reduce these risks, we maintain a prudent policy for the selection of our retrocessionnaires. Moreover, a portion of the accounts receivable due from our retrocessionaires is guaranteed by letters of credit or deposits of our retrocessionnaires.
We participate in various pools of insurers and reinsurers in order to spread certain risks, in particular terrorism risks, among the members of the pool. In case of total default of one of the members of a pool, we could be required to assume part of the liabilities and obligations of the member in default, which could affect our financial condition.
We operate in a highly competitive industry.
The reinsurance business is highly competitive. Our position in the reinsurance market is based on many factors, such as perceived financial strength of the reinsurer by ratings agencies, underwriting expertise, reputation and experience in the lines written, the jurisdictions in which the reinsurer is licensed or otherwise authorized to do business, premiums charged, as well as other terms and conditions of the reinsurance offered, services offered and speed of claims payment. We compete for business in the French, European, United States, Asian and other international reinsurance markets with numerous international and domestic reinsurance companies, some of which have a larger market share, greater financial resources and higher ratings from financial ratings agencies than we do.
When the supply of reinsurance is greater than the demand from ceding companies, our competitors, some of whom hold higher ratings than us, may be better positioned to enter into new contracts and to gain market share at our expense. From 2003 to mid-2005, our rating had a significant impact on our competitive position. When S&P upgraded our rating on August 1, 2005, it improved our competitive position in our principal markets. However, the fact that we have not obtained an A rating from the AM Best rating agency is currently adversely affecting our operations and our competitive position in the United States, primarily in Life Reinsurance, although we cannot quantify the impact. See “Item 3.D. Risk factors – Ratings are important to our business”.

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
During periods of declining interest rates, our annuity and other life insurance products, including the fixed annuities of SCOR Life U.S. Re, may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, our investment earnings may be lower because the interest earnings on our fixed-maturity investments likely will have declined in parallel with market interest rates.
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
Conversely, an increase in interest rates, as well as developments in the capital markets, could also lead to unanticipated changes in the pattern of surrender and withdrawal of our fixed annuity and other Life reinsurance products, including the fixed annuities of SCOR Life U.S. Re. These would result in cash outflows that might require the sale of assets at a time when the investment portfolio is negatively affected by increases in interest rates, resulting in losses.
We are also exposed to credit risks in the debt securities markets since the financial difficulties of certain issuers and the deterioration of their credit quality could make payment of their obligations uncertain and lead to lower market prices for their fixed-maturity securities, which would affect the value of our investment portfolio.
Interest rate risk is managed within the Group primarily at two levels. At the level of each entity, we take into account the asset-liabilities matching policy and the rules of congruence, and local regulatory, accounting and tax constraints. At the central level, we conduct operations to consolidate all portfolios in order to identify the overall risk and return level.
Accordingly, the Group has analytic tools that guide both its strategic allocation and local distribution of assets.
The sensitivity to changes in interest rates is analyzed on a monthly basis. The Group analyzes the impact of a major change in interest rates on all the portfolios and at the global level. In such a case, the Group identifies the unrealized capital loss that would result from a rise in interest rates and then decides whether a hedging policy should be implemented. We measure the instantaneous unrealized loss due to a uniform increase of 100 basis points in rates or in the case of a distortion of the structures by interest rate terms. The primary risk measurement used is sensitivity or duration. An analysis of the impact on the portfolio may lead to decisions for reallocation or hedging.
Interest rate risk is monitored continuously by the Group. Because of our primarily medium-term investment activity that is tied to the duration of liabilities, portfolio rotation is moderate. Thus, average duration at the Group level is relatively stable, which allows for rapid risk assessment.
For maturities and interest rates on financial assets and liabilities, and for an analysis of interest rate sensitivity, see Note 4 to the consolidated financial statements included in “Item 18. Financial Statements” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

We face risks related to our equity-based investments.
We are exposed to equity price risk. Stocks of publicly traded companies represented approximately 9% of our investments as of December 31, 2005. The stock markets posted overall gains in 2005, generating capital gains on our equity investments. Conversely, a general and sustained decline in the equity markets would result in a depreciation of our equity portfolio. Such depreciation could affect our operating results and financial condition.
Stock investments represent both traditional and strategic assets for the Group. The goal is to develop and manage a quality and diversified portfolio of stocks that will appreciate over the medium term (generally greater than 2 years). We also seek stocks that offer high dividend pay-outs. Thus, the valuation methods we use are mainly based on fundamental criteria.
Our exposure to the stock market results both from direct stock purchases and from purchases of shares in mutual funds.
Because stocks are more volatile than bonds, this asset class is continually tracked. All stock positions (directly held or held in mutual funds) are aggregated and valued on a daily basis. This approach allows us to monitor changes in the portfolio and to identify the investments with higher than average volatility as soon as possible through use of alert signals. It also facilitates portfolio arbitrage or reallocation decisions.
The stock risk is controlled and measured. It is controlled at the level of the Group’s exposure, which is decided by management and regularly reviewed by the Investment Committee (generally once a month). It is also controlled by defining maximum exposures by stock or by mutual fund, which is reviewed on a regular basis (the exposure in large – cap stocks will generally be greater than exposure in mid-cap stocks). The control ratios on mutual funds are also reviewed regularly.
To measure the risk, a “stock” beta of 1 is generally used. This assumption consists of considering that the whole portfolio varies homogeneously and with the same magnitude as the stock market, which is true on average. Therefore, the Group has a daily measurement of the change in the unrealized value of the stock portfolio for an instantaneous change of plus or minus 10% in the stock market.
Ratings are important to our business.
Our ratings are reviewed periodically. Over the course of 2003, our ratings from all the major rating agencies were revised downwards on several occasions and put on watch, particularly after we announced we would be increasing our reserves and announced the amount of our loss for the third quarter of 2003. Although S&P raised our rating from BBB+ to A- on August 1, 2005, we have not yet received an A rating from AM Best, which affects our competitiveness, primarily in the United States.
Our Life reinsurance business and large facultative and direct underwriting businesses are particularly sensitive to the way our clients and ceding companies perceive our financial strength as well as to our ratings. Our rating in 2004 made it difficult to renew certain contracts and certain treaties with existing clients and to obtain new clients, particularly in the Life and large Facultatives business and in our direct underwriting segments. In addition, these ratings also led to a reduction by certain ceding companies of their shares in treaties or contracts in 2004. Finally, some of our reinsurance treaties contain termination clauses triggered by ratings.
The timing of any changes to our credit ratings is also very important to our business since contracts or treaties in our Life and large Facultives businesses are renewed at various times throughout the year. In the United States, our contracts and treaties are generally renewed on January 1 and July 1. If our rating from AM Best does not improve before these renewal dates, it could have an adverse effect on our revenues in 2006 and 2007.
In addition, a part of our business is conducted with U.S. ceding companies for whom state insurance regulations and market practice require that we obtain letters of credit from banks in order to maintain reinsurance contracts. If we are unable to honor our financial commitments under our outstanding credit facilities or if we suffer any ratings downgrade, our financial situation and results could be significantly affected.

A significant portion of our treaties contain provisions relating to financial strength, which could have an adverse effect on our financial condition.
Some of our reinsurance treaties, in particular in the Scandinavian countries, the United Kingdom and the United States, contain triggers relating to financial strength which entitle our cedents to terminate the relevant treaty upon the occurrence of specified events of default, including a ratings downgrade, our net assets falling below specified thresholds or our carrying out a reduction in share capital. Any such events could allow some of our cedents to terminate their contractual undertakings, which would have a material adverse, but unquantifiable effect on our financial condition.
In addition, our main credit facilities contain financial undertakings and provisions with respect to our financial position, the breach of which could constitute an event of default and cause a suspension in the use of these credit facilities and prevent us from obtaining new credit facilities, which could, in certain circumstances, have an adverse effect on our financial condition.
We face a number of significant liquidity requirements in the short to medium-term.
The main sources of revenue from our reinsurance operations are premiums, revenues from investing activities, and realized capital gains. The bulk of these funds are used to pay out claims and related expenses, together with other operating costs. Our operations generate cash flows due to the fact that most premiums are received prior to the date at which claims must be paid out. Historically, these positive operating cash flows, together with the portion of the investment portfolio held directly in cash or highly liquid securities, have always allowed us to meet the cash demands entailed by our operating activities.

•	In 2002, we issued EUR 200 million of unsubordinated notes repayable on June 21, 2007.

•	In June 2004, we issued EUR 200 million of OCEANE bonds at par value, which are bonds convertible or exchangeable for new or existing shares. The OCEANE bonds will be fully redeemed in 2010. We used the proceeds from the OCEANE bond issuance, together with available cash, to repay our 1999 OCEANE bonds that matured on January 1, 2005 for an aggregate amount of approximately EUR 235 million.
Despite the level of cash generated by SCOR’s ordinary activities, we may be required to seek full or partial external debt or equity financing in order to meet some or all of the foregoing payments. The amount of any required external financing will depend in the first place on the Group’s available cash. Our decision to withdraw from some business lines has significantly reduced our premium income, which may further affect our cash flow. In addition, a significant portion of our assets in life reinsurance are collateralized for the purpose of guaranteeing either letters of credit obtained from banks for the purpose of writing reinsurance contracts with ceding companies, or payment of loss claims made by ceding companies. These liabilities amount to EUR 2,080 million and restrict our capacity to increase cash by means of asset disposals. The credit agreements were renewed in 2005. Furthermore, cash available in Group subsidiaries may not be transferable to the Company, subject to local regulations and because of these subsidiaries’ own cash requirements.
Moreover, access to additional outside financing depends on a range of other factors, many of which are beyond our control, including general economic conditions, market conditions, investor perceptions of our industry sector of activity and our financial condition. In addition, our ability to raise new financings depends on clauses in our outstanding finance contracts and on our credit ratings. We cannot guarantee that we will be in a position to obtain additional financing, or to do so on commercially acceptable terms. If we were unable to do so, the pursuit of our business development strategy and our financial condition would be materially adversely affected.
We are exposed to the risk on foreign exchange rates.
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
For the year ended December 31, 2005, the Group’s foreign exchange loss was EUR 81 million, compared with a gain of EUR 37 million for the year ended December 31, 2004.
In addition, the shareholders’ equity of some entities of our Group is stated in a currency other than the euro, specifically U.S. dollars. As a result, changes in the exchange rates used to translate foreign currencies into euros, and in particular the movements of the U.S. dollar against the euro in recent years have had and may in the future have a negative impact on our consolidated net equity. However, during 2005, the appreciation of the dollar generated a positive translation adjustment of EUR 110 million in the Group’s equity. These changes in the value of the equity of our subsidiaries are not currently hedged by the Group.
For the consolidated net position of assets and liabilities by currency, and for an analysis of sensitivity to exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
Our Non Life subsidiaries in the United States have been facing financial difficulties.
The operations of our Non Life subsidiaries in the U.S. include on-going business and businesses in run-off. Such businesses in run-off have deteriorated, principally because of increases in claims for the underwriting years 1997 to 2001, the impact of the terrorist attack of September 11, 2001 and the claims experience of the workers’ compensation and credit surety business lines. Based on U.S. risk-based capital requirements, we recapitalized our U.S. subsidiaries in 2003, 2004 and 2005 through share capital increases, for a total amount of approximately USD 402 million or through granting loans.
As a result of these share capital increases, active management of businesses in run-off, a reduction in the volume of premiums underwritten in 2005 and careful cost management, the level of assets and solvency margin of our U.S. subsidiaries were substantially larger than U.S. regulatory requirements as of December 31, 2005.
Our U.S. reinsurance and insurance subsidiaries are required to file financial reports in the states in which they are licensed or authorized, prepared in accordance with the accounting principles and methods prescribed by the New York State Insurance Department, or NYID, and other state regulators where their headquarters are located.
We face risks due to changes in government regulations and legal proceedings and developments.
As of this date, we are subject to detailed, comprehensive regulation and supervision by insurance and reinsurance authorities in all the countries in which we do business. Changes in existing laws and regulations may affect the way in which we conduct our business and the products we may offer or the amount of reserves to be posted, including on claims already declared. Regulatory agencies controlling insurance and reinsurance activities have broad administrative power over many aspects of the reinsurance industry and we cannot predict the timing or form of any future regulatory initiatives. Furthermore, government regulators are concerned primarily with the protection of policyholders rather than shareholders or creditors. The diverse regulations governing our industry would be reduced after the transposition of Directive 2005/68/EC of November 16, 2005 (the “Directive”) which confers control of a European Community reinsurance company exclusively to the regulatory authority in the country in which the company is headquartered. Moreover, under this Directive, a regulation governing technical reserves, solvency margins and guarantee funds would apply to European reinsurers as of December 10, 2007 or, if national lawmakers use the option granted by the Directive to provide an additional 12-month period to allow reinsurers already established to comply with new prudential requirements, as of December 10, 2008. The Directive defines the minimum conditions common to all member States of the European Community, and gives national legislators the option to set more stringent requirements. The national provisions adopted for the transposition of this Directive, as well as other legislative or regulatory changes, could increase the harmonization of regulations governing reinsurers with the regulations governing insurers. These new regulations and statutes may over time restrict our ability to write new contracts or treaties. Moreover, we are involved in legal and arbitration proceedings in certain jurisdictions, particularly in Europe and the United States. See “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings”. Negative changes in laws or regulations or an adverse outcome of these proceedings could have a material adverse affect on our business, cash position, financial condition and results of operations.
The reinsurance industry is also affected by political, judicial, social and other legal developments, which have at times in the past resulted in new or expanded theories of liability. For example, we could be subject to new regulations that impose additional coverage obligations on us beyond our underwriting intent, or to increases in the number or size of claims to which we are subject. We cannot predict the future impact of changing political, judicial, legal or social developments on our operations and any changes could have a material adverse effect on our financial condition, results of operations or cash position.
Political, legal, regulatory and industry initiatives relating to the insurance industry, including investigations into contingent commission arrangements and certain finite risk or non-traditional insurance products could adversely affect our business and industry.
Recently, the insurance industry has experienced substantial volatility as a result of current litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed, the accounting treatment for finite reinsurance or other non-traditional or loss mitigation insurance and reinsurance products. At this time, it is not possible to predict the potential effects, if any, that these investigations may have upon the insurance and reinsurance markets and industry business practices or what, if any, changes may be made to laws and regulations regarding the industry and financial reporting. Any of the foregoing could adversely affect the reinsurance sector.
In addition, public authorities in both the U.S. and worldwide are carefully examining the potential risks posed by the reinsurance industry as a whole, and their consequences on commercial and financial systems in general. While these inquiries have not identified meaningful new risks that the reinsurance industry poses to the financial system or to policyholders, and while the exact nature, timing or scope of possible public initiatives cannot be predicted, it is likely there could be increased regulation of the reinsurance business in the future.
Our business and future profitability and financial condition could be adversely affected by the run-off of certain of our lines of business in the United States and in Bermuda.
In January 2003, we put CRP’s operations in run-off and according to the “Back on Track” plan we launched in 2002, we have determined to withdraw from certain other lines of business at our SCOR U.S. operations. We have organized these operations as “run off” and have put management in place to implement the management and commutation of these businesses. The costs and liabilities associated with these run-off businesses and other contingent liabilities could cause the Group to take additional charges that could be material to the Group’s results of operations.
A significant part of our strategy regarding the run-off of certain of our operations in the United States includes the commutation of the risks held by our Bermudian subsidiary, CRP, and some of the risks subscribed in the U.S. by SCOR U.S. The outstanding reserve levels have been substantially reduced and from December 31, 2002 to December 31, 2005, dropped by approximately 55% over the period. However, there cannot be any assurance that the remaining commutations will be achieved within a foreseeable time, as this depends largely on the cooperation of the ceding companies.
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

The amount of goodwill we carry in our consolidated accounts may also be impacted by business and market conditions. As of December 31, 2005, we carried EUR 228 million of goodwill as a result of acquisitions, primarily of South Barrington in 1996 and Sorema S.A. and Sorema N.A. in 2001.
In order to evaluate any potential impairment of goodwill, an impairment test of goodwill is performed every year according to FAS 142 on the same date and more frequently if an unfavorable event occurs between two annual tests. Impairment is recognized when the net book value is greater than the fair value. The result of the test performed justifies the goodwill recognized in our accounts.
As of December 31, 2005, we had a total amount of EUR 158 million in net deferred tax assets, net of valuation allowance. The recognition of deferred tax assets is based on the applicable tax legislation and accounting methods and also depends on the expected performance of each unit, which determines the recoverability of these deferred tax assets in the future. At each annual financial statement closing, we are required to assess the need for a valuation allowance on our deferred tax assets. Because of the losses suffered, we were required in 2003 to provide a 100% valuation allowance on all deferred tax assets of SCOR U.S. In 2005, SCOR U.S. recorded a loss, however, a 100% valuation allowance was applied for the deferred tax assets arising as a result of the current year net operating loss. The recoverability test also led us to fully depreciate the deffered tax assets of our Bermudian subsidiary, CRP. As regards the French companies of the Group, the recoverability test led us to a booking of a valuation allowance of EUR 132 million at year end 2004, and, reflecting the expected improvement in future performance, the booking of a valuation allowance of EUR 21 million at year end 2005. No valuation allowance has been recorded on the deferred taxes of the other companies of the Group. Nevertheless, the occurrence of other events could lead to the loss of other deferred tax assets, such as changes in tax legislation or accounting methods, operational earnings lower than currently projected or losses continuing over a longer period than originally planned. All of these developments or each of them separately could have a significant negative impact on our financial position and our results of operation.
Acquisition costs, including commissions and underwriting costs, are recognized as assets up to a maximum of the profitability of the contracts. They are amortized on the basis of the residual term of the contracts in Non-Life, and on the basis of the recognition of future margins for Life contracts. As a result, the assumptions considered concerning the recoverable nature of the deferred acquisition costs are affected by factors such as operating results and market conditions. If the assumptions for recoverability of deferred acquisition costs are incorrect, it would then be necessary to accelerate amortization, which could have a substantial negative effect on our financial position.
We have identified material weaknesses in our internal controls, and these material weaknesses or the identification of any material weaknesses or significant deficiencies in our internal controls in the future could affect our ability to ensure timely and reliable financial reports and could have a significant and adverse effect on our business and reputation.
In connection with the filing of our 2004 20-F, we restated our U.S. GAAP financial statements as a result of a number of errors that we identified. In addition, in connection with their audit of our 2004 fiscal year financial statements, our auditors, Ernst & Young, notified us that they had identified two material weaknesses in our controls over U.S. GAAP financial reporting. Our failure to significantly improve our U.S. GAAP financial statement closing process led our auditors to determine, in connection with their audit of our 2005 fiscal year financial statements, that the material weakness with respect to their audit of the 2004 fiscal year continues to exist, and accordingly notified us that they had identified matters involving internal control and its operation that they consider to be a material weakness under standards established by the United States Public Company Accounting Oversight Board. See “Item 15. Controls and Procedures”. While we intend to take certain actions to address the identified material weaknesses, these measures may not be sufficient to address the issues identified or to ensure that our internal controls are effective. If any material weaknesses in our internal control are identified in the future, unless we are able to correct such deficiencies in a timely manner, our ability to record, process, summarize and report financial information within the time periods specified in the rules and forms of the SEC will be adversely affected which could, in turn, materially and adversely impact our business, financial condition and the market value of our securities.

In addition, the management certification and auditor attestation requirements of Section 404 of the US Sarbanes-Oxley Act of 2002 will initially apply to SCOR for its Annual Report on Form 20-F for the year ended December 31, 2006. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results.
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
We believe our modeling, underwriting and information technology and application systems are fundamental to our business. Moreover, our proprietary technology and applications have been an important part of our underwriting process and our ability to compete successfully. We have also licensed certain systems and data from third parties. We cannot be certain that we will have access to these, or comparable, service providers, or that our technology or applications will continue to operate as intended. Our information technology is subject to the risk of breakdowns and outages, disruptions due to viruses, attacks by hackers and theft of data. A major defect or failure in our information technology and application systems could result in management distraction, harm to our reputation, increased expense or financial loss. The potential impact of these risks is considered from a qualitative and not a quantitative standpoint. We believe appropriate controls and mitigation actions are in place to prevent significant risk of defect in our information technology and application systems, or are in the process of being formalized and implemented. If this turned out not to be the case, the adverse effect on our business could be significant.
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
Item 4. Information on the Company
A. HISTORY AND DEVELOPMENT OF THE COMPANY
General
The Company is a French société anonyme with its corporate headquarters at 1, avenue du Général de Gaulle, 92800 Puteaux, France. SCOR’s telephone number is: +33.(0)1.46.98.70.00 and its internet address is

http://www.scor.com. Information contained on SCOR’s website is not part of this Annual Report. The Company is registered with the Nanterre registry of commerce and companies under number B562033357.
SCOR provides treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers. In 2005, the Group had net written premiums of EUR 2,121 million, which management believes make it one of the 15 largest European reinsurers, based on management’s estimate of the 2005 net premiums written by major international reinsurers and excluding intra-group business. SCOR operates in 19 countries through its subsidiaries, branches and representative offices and provides services in more than 100 countries.
Strategy
At the end of 2002, SCOR had reassessed its strategy and launched the “Back on Track” strategic plan. Since the end of 2002, when it implemented its “Back on Track” plan, SCOR has shifted its underwriting towards:

•	“short-tail” business, which allows a clearer view of prospective business and which does not carry the same level of risk for future results and the inherent difficulties in calculating necessary reserves that are associated with “long tail” business as a result of the long term nature of the litigation and inflation of claims; and

•	non-proportional business, where SCOR underwriters and actuaries are able to establish prices that are less susceptible to the adverse effects of the ceding companies’ underwriting and pricing.
The “Back on Track” plan had met its four major objectives by the end of 2004, including:

•	strengthening the Group’s reserves;

•	replenishing the Group’s capital base through two capital increases;

•	right-sizing the Group by reducing premium underwriting and implementing the Group’s new underwriting policy focused on “short tail”, non-proportional treaties and large business underwriting in Non Life, either primary or through large facultatives, when capacity and pricing are adequate; and

•	restructuring the Group, particularly by putting in place a new board of directors, new management and new procedures.
In the second half of 2004, the Board of Directors adopted a new strategic plan for 2005 through 2007, entitled “SCOR Moving Forward”. The “SCOR Moving Forward” plan is a business model designed to achieve SCOR’s objectives through a profitability-focused underwriting plan and an optimal allocation of the capital base throughout the different stages of the business cycle. The plan seeks to maintain SCOR’s client base in Europe, Asia, North America, and emerging countries, and regain shares in treaties where premium rates, terms and conditions meet the Group’s return on equity requisites.
As part of the “SCOR Moving Forward” plan, SCOR has reassessed its capital allocation plan along the Group’s lines of business and by market. Under this plan, the Group is attempting to anticipate and manage its activity based on the various phases of the premium rate cycle in reinsurance. On the basis of this modeling of the underwriting policy in 2005/2007, the Group’s objective is to reach a trend in profitability that corresponds to 6 basis points above the risk free rate.
Consistent with the “Back on Track” plan, SCOR’s gross written premiums declined approximately 32% in the year ended December 31, 2004 primarily due to the decrease of premiums in the Non-Life line of business in the United States and Large Corporate Accounts line of business, as a consequence of the implementation of the “Back on Track” plan, which imposed more rigorous underwriting standards, as well as SCOR’s lower financial strength ratings in 2004. In addition, SCOR furthered the geographic rebalancing of its Non-Life business by reducing the percentage of Non-Life premium income in the U.S. Revenues for the year ended December 31, 2005 were EUR 2,258 million, nearly unchanged from revenues of EUR 2,245 million for the year ended December 31, 2004 due to the maintenance of underwriting rules in a weak market and renewal of the Non-Life treaties in January and April 2005 being affected by a financial rating of BBB+ (S&P) and B++ (AM Best), which were relatively unfavorable compared with our principal competitors.

History of SCOR
SCOR was founded in 1970 at the initiative of the French government with the objective of creating a reinsurance company of international stature. SCOR expanded rapidly on the world’s markets, building up a substantial international portfolio. SCOR’s current statuts, or bylaws, provide for a term that expires on June 30, 2024, unless the shareholders elect to shorten or extend the Company’s term by extraordinary resolution.
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
Recent Developments
Since the closure of the 2005 Accounts, SCOR has renewed insurance contracts and treaties on approximately 80% of its Treaty portfolio in Non-Life and Credit & Surety Reinsurance, and on 30% of its Large Corporate Accounts business.
The renewal of treaties and facultatives up for renewal on January 1 took place in a market that is still very competitive, but stable or slightly rising. SCOR has successfully pursued its strategy of regaining co-reinsurance shares on treaties with traditional cedants, and regaining business with clients who had broken off commercial relations with SCOR over the past two years, for reasons linked to Standard & Poor’s rating of the Group. The upgrade of this rating has enabled SCOR to renew relations with 120 cedant insurance companies and to regain many lead underwriting positions.
Moreover, SCOR has benefited from EUR 61 million in premiums underwritten when it acquired the underwriting of the European company ALEA, the underwriting rights of which the Company bought at the end of 2005. This acquisition enables SCOR to anticipate a sustainable premium income, as well as access to new clients, particularly in Central and Northern Europe.
With regard to major claims, SCOR is aware of only one serious loss since the beginning of 2006: fire in a propylene plant in Texas (U.S.), for an estimated cost of USD 20 million.

The Group is nevertheless very closely following the development of claims registered with regard to the major climatic events that took place in the second half of 2005. SCOR is in particular following the demands for compensation on a case by case basis. At this stage, and incorporating adjustments relating to exchange rates, the amounts declared have increased only slightly (around EUR 5 million), which could suggest that the gross cost of these claims is stabilizing.
The Group is actively pursuing its commutations policy, notably in the United States and as part of the run-off of its Bermudan subsidiary, CRP. No significant new commutations were carried out during the first two months of 2006.
The Group has conducted an in-depth review of its retrocession cover plan, notably in order to face the very significant increase in retrocession prices and the development of cedants’ capacity requirements in natural catastrophe cover. The Group has in particular improved its coverage of storms in Europe, along with facultatives in the United States, taking into account catastrophe simulation models and the way in which these have developed since the serious events of 2005. This improvement of the retrocession cover plan should lead to a substantial increase in retrocession costs.
Finally, SCOR has acquired the EQECAT cost simulation model for natural catastrophes. This market model replaces the SERN model which SCOR has developed independently until now.
SCOR is implementing a number of major Group organization and structural projects.

•	In connection with Project New SCOR announced in June 2005, SCOR has transferred its Non-Life reinsurance activities in Europe, comprising Treaty underwriting and management business, Large Corporate Accounts, Credit & Surety and Construction reinsurance, to a wholly-owned subsidiary of SCOR registered in France called SCOR Global P&C (formerly Société Putéolienne de Participations). Such transfer was approved by the shareholders’ meeting held on May 16, 2006 and is effective as of January 1, 2006.

•	This reorganization represents an important step in the strategy of SCOR and has been carried out with a view to simplifying the legal structure of the Group by streamlining the Group into two subsidiaries dedicated to Life and Non-Life business, respectively. SCOR SA will remain the holding company and owner of the US, Canadian and Asian Non-Life subsidiaries (although these entities will report to SCOR Global P&C for their operational activity). SCOR SA will benefit from the retrocession of its Life and Non-Life reinsurance subsidiaries, and will be responsible for the allocation of capital and resources within the Group, based on the underwriting needs and the determined capacities of each entity.

•	The Group is continuing its efforts to improve the control of its business.

•	The Chief Risk Officer has developed and updated the underwriting rules and allocated the capacity defined as part of the recently instituted “Catastrophe Committee”, in accordance with the annual underwriting policy.

•	The Group is continuing to conform its internal procedures to the provisions of the new Rating Agency requirements for Enterprise Risk Management, as well as the new obligations following the application in France and Europe of the Directive 2005/68/EC of the European Parliament and of the Council of 16 November 2005 on reinsurance (OJ L 323, 12.9.2005, p. 1) on Reinsurance Monitoring.

•	In order to meet the restrictions resulting from this Directive, as well as from the European Union Commission’s “Solvency II” project, SCOR has acquired one of the best solvency modeling tools on the market (Dynamic Financial Analysis).

•	The annual underwriting plan is now monitored in the quarterly reporting structures, which should enable the Group to improve the underwriting control management charts over the next few months.

•	The Group is implementing the “Matrix” pricing project, which constitutes a major element in the unification and monitoring of the underwriting, risk selection and pricing policy.

•	The Group has decided to invest in the upgrade of the accounting tool used to consolidate its accounts, and has begun a project to this effect.

•	Finally, in view of the development of structures in Europe, SCOR is developing an electronic document management system for all of its Non-Life business.
In the context of the second phase of Project New SCOR, SCOR is currently working on the possible creation of three Societas Europaea at the level of SCOR, SCOR Vie (both by way of conversion) and SCOR Global P&C (by way of merger pursuant to which SCOR Global P&C would absorb SCOR Deutschland and SCOR Italia). After the effectiveness of the merger, SCOR Global P&C SE will carry out its business in Germany and in Italy via branch offices which are in the process of being created.
All of these operations are in line with the “Moving Forward” plan, which sets out the restructuring of the Group until 2007, with a view to achieving a controlled increase in premium income, substantially improving technical results and profitability (i.e. creating value for the shareholder) and restructuring the capital base, with the aim of enabling SCOR to achieve an “A” level of solvency.
Lastly, Christian Mounis, Deputy Chief Executive Officer of SCOR Vie, was appointed to the SCOR Executive Committee in March 2006. Christian Mounis, 52, a graduate of France’s ESSEC business school, joined SCOR in 1977 as a treaty underwriter. He opened the SCOR Tokyo office in 1983, before running SCOR’s Regional Operations in Asia from 1989 to 1995. Christian Mounis has been Deputy Chief Executive Officer of the Group’s Life business since 1998.

B. BUSINESS OVERVIEW
INDUSTRY OVERVIEW
Principles
Reinsurance is an arrangement in which a company, the reinsurer, agrees to indemnify an insurance company, the ceding company, against all or a portion of the primary insurance risks underwritten by the ceding company under one or more insurance contracts. Reinsurance business is similar to the insurance business. The main differences stem from a greater complexity due to a wider diversity of activities and from a more international practice. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital. Reinsurance, however, does not discharge the ceding company from its liability to policyholders. Reinsurers themselves may feel the need to transfer some of the risks concerned to other reinsurers, in a procedure known as retrocession.
Functions
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

In facultative reinsurance, the ceding company cedes and the reinsurer assumes all or part of the risk assumed by a particular specified insurance policy. Facultative reinsurance is negotiated separately for each insurance contract that is reinsured. Facultative reinsurance is normally purchased by ceding companies for individual risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual risks. Underwriting expenses and, in particular, personnel costs, are higher relative to premiums written on facultative business because each risk is individually underwritten and administered. The ability to separately evaluate each risk reinsured, however, increases the probability that the underwriter can price the contract more accurately to reflect the risks involved.
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

Broker vs. Direct Reinsurance
Reinsurance can be written through professional reinsurance brokers or directly from ceding companies. From a ceding company’s perspective, both the broker market and the direct market have advantages and disadvantages. A ceding company’s selection of one market over the other will be influenced by its perception of such advantages and disadvantages relative to the reinsurance coverage being placed. For example, broker coverages usually involve a number of participating reinsurers that have been assembled by a broker, each assuming a specified portion of the risk being reinsured. A ceding company may find it easier to arrange such coverage in a difficult underwriting environment where risk capacity is constrained and reinsurers are seeking to limit their risk exposure. In contrast, direct coverage is usually structured by ceding companies directly with one or a limited number of reinsurers. The relative amount of brokered and direct business written by the Group’s subsidiaries varies according to local market practices.
Cyclicality
The insurance and reinsurance sectors, particularly in the Non-Life area, are cyclical and are characterized by periods of intense price competition due to excessive underwriting capacity and periods when shortages of underwriting capacity permit favorable premium levels. The movement in reinsurance premiums is closely linked to the yearly renewal of treaties and contracts in specialty lines. If the claims experience and the financial results of reinsurers is favorable in a given year, ceding companies will be inclined to ask for price reductions in the most profitable lines of business. At the same time, new entrants to the reinsurance market may seek to take advantage of the profitable situation of the business, thus increasing the capacity and exerting pressure on premium rates. This situation of downward trends may be offset by natural catastrophes or large claims affecting certain lines of business or certain countries. After three years of strong premium rate increases, and a year of price stabilization in 2005, the reinsurance industry saw the first signs of a downturn in the market in most of the business lines, with the exception of general liability. The high number and substantial cost of the natural disasters that occurred in the second half of 2005 will probably slow, or even reverse, this downward trend in most markets.

PRODUCTS AND MARKETS
General
Our operations are organized into the following two business segments: the Property-Casualty segment and the Life/ Accident & Health segment. Property-Casualty is further organized into two sub-segments: Property & Casualty and Large Corporate Accounts’ contracts underwritten on a facultative basis. For additional information on the contribution to SCOR Global P&C made by certain reinsurance casualty segments of SCOR in France and outside France, see “Item 4.A. History and Development of the Company – Recent Developments” and “Item 4.C. Organizational Structure”. Within each segment, we write various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our consolidated financial statements reflect the activities of each segment.
The Credit, Surety and Political Risks sector covers proportional or non-proportional reinsurance treaties with companies specialized in credit and surety insurance. SCOR has integrated its Credit, Surety and Political Risks business into its Property-Casualty segment since it was a relatively small treaty business and, accordingly, its Credit, Surety and Political Risks business is no longer treated as a separate business segment in its financial statements.
The Property-Casualty and Life/Accident & Health segments differ from the Non-Life and Life segments included in the financial statements because, on a statutory basis, the Accident & Health reinsurance business is classified as Property-Casualty.
The following table sets forth our gross premiums written by segment and class of business:

	Year ended December 31,

	2003		2004		2005

	EUR	%	EUR	%	EUR	%

	(EUR, in millions, except percentages)
By segment of business
Property-Casualty	2,323	70	1,365	61	1,383	61
Life/Accident & Health	983	30	880	39	875	39

Total	3,306	100	2,245	100	2,258	100

By class of business
Property-Casualty
Property-Casualty Treaty
Property	972	58	608	57	549	55
Casualty	609	36	326	31	272	27
Marine, Aviation and Transportation	63	4	19	2	31	3
Construction	46	2	111	10	144	15

Total Property-Casualty Treaty	1,690	100	1,064	100	996	100

Facultatives and Large Corporate
Accounts (SBS)
Property	329	58	161	62	185	55
Casualty	85	15	30	11	35	11
Marine, Aviation and Transportation	36	6	41	16	60	18
Construction	119	21	29	11	55	16

Total Facultatives and Large Corporate Accounts	569	100	261	100	335	100
Credit, Surety & Political Risks	65		38		52
Alternative Reinsurance	(1)		2		0

Total Property-Casualty	2,323		1,365		1,383

	Year ended December 31,

	2003		2004		2005

	EUR	%	EUR	%	EUR	%

	(EUR, in millions, except percentages)
Life/Accident & Health
Annuity-based	198	18	33	4	81	9
Individual & group life	384	46	511	58	462	53
Accident	132	12	97	11	82	9
Disability	50	4	39	5	94	11
Health	105	9	74	8	42	5
Unemployment	28	3	28	3	13	1
Long-term care	86	8	98	11	101	12

Total Life/Accident & Health	983	100	880	100	875	100

Property-Casualty
The Property-Casualty segment is divided into two operational sub-segments:

•	Property & Casualty Treaty; and

•	Facultatives and Large Corporate Accounts.
Property & Casualty Treaties
The Property & Casualty sub-segment includes damages to property and personal injuries; marine, aviation and transportation; and construction.
Property. These proportional and non-proportional treaties of the Group cover damages to the underlying assets or operating losses caused by fire or other events in the housing, automobile, industrial and commercial premises, product lines and the damages caused by third parties under third-party liability coverage.
Casualty. The Group’s casualty treaties, both proportional and non-proportional, cover personal injuries as the result of accidents or those caused by third parties. Accordingly, they include treaties covering auto liability and general third-party liability. Auto liability reinsurance covers bodily injuries and other risks arising from both private driver and passenger and commercial fleet auto coverage.
Marine, Aviation and Transportation. The Group’s marine, aviation and transportation treaty business relates primarily to shipping and onshore transport risks, as well as a limited number of aeronautics and aviation policies.
Construction. The Group’s construction treaty business, primarily written on a proportional basis, includes inherent defect insurance coverage, also known as ten-year insurance. As required by French and Spanish law, ten-year insurance covers major structural defects and collapse for ten years after completion of construction of a building.
Credit, Surety & Political Risks are managed by teams based in Europe. In credit insurance, the insurer covers the risks of losses due to non-payment of trade accounts receivable, while surety insurance is a contract under which a guarantor undertakes with regard to a beneficiary to perform the commitment of, to ensure payment by or to pay the debt of the secured debtor. Political risk insurance covers the risk of losses due to measures taken by a government or similar entity that endangers the existence of a sales contract or commitment made by a public or private citizen of the country in which the covered operations are performed.
Facultatives and Large Corporate Accounts
The second sub-segment of the Property-Casualty segment is Facultatives and Large Corporate Accounts, which is also known as SCOR Business Solutions, or SBS. In addition to Facultative Services to ceding companies, SBS is structured around four industrial business sectors: Energy & Utilities, New Technologies (including space risks), Finances & Services and Industry, Construction & Major Projects; it also includes the Ten-Year Liability business. SBS consists primarily of facultative business, which is underwritten by specialized teams and was reorganized in 2000 to cover the activities of corporate buyers seeking global risk financing solutions that combine traditional risk coverage and other alternative financing solutions. The risks shared with the ceding companies are large-scale industrially or technically complex risks, such as semiconductor plants, chemical facilities, oil and gas exploration and production sites, energy production facilities, and boiler and machinery installations.
The Large Corporate Accounts policies are primarily underwritten in property, as well as, to a lesser degree, in third-party liability, transportation and offshore, space and construction.
Underwriting facultatives in the space and offshore sectors requires the application of sophisticated underwriting criteria and risk analysis. Offshore business relates to offshore oil and gas exploration and operations, while space business relates to satellite assembly, launch and coverage for commercial space programs.
Construction facultative coverage is typically provided against risk of loss due to physical property damage caused during the construction period as well as, in certain cases, business interruption or other financial losses incurred as a result of completion delays for large and complex construction and industrial projects. The Group has acted or is acting as lead or principal reinsurer on several world scale infrastructure projects. For these leading projects, SCOR takes an active role in all phases of the development, and works with ceding companies, brokers, insureds, risk managers and project sponsors in optimizing the combination of risk management techniques and insurance solutions.
Industrial clients are particularly sensitive to the ratings of the reinsurers that cover their risks.
Life/Accident & Health
Life/Accident & Health segment includes life insurance products, as well as casualty such as accidents, disability, health, unemployment and the risk of long-term care.
Life. The Group’s Life business, written primarily in the form of proportional and non-proportional treaties, includes individual or group Life reinsurance, reinsurance for annuity-based products, and longevity reinsurance, to primary life insurers and pension funds.
Accident, disability, health, unemployment and long-term care. This business is primarily covered by proportional treaties.
Competitive position of our Life and non life businesses.
The SCOR Group is the 12th largest reinsurer in the world according to the Association of French Reinsurers (ARF), based on gross premium income in 2004.
The business of SCOR VIE gives the SCOR Group the rank of seventh in Life Reinsurance in the world in gross premiums in 2004, based on the most recent classification published by Standard & Poor’s.
The top six reinsurers in the world in Life and the principal competitors of SCOR VIE are the following: Swiss Re, Munich Re, RGA, Hannover Re, Employers Re/GE Insurance Solutions and General Re/Berkshire Hathaway Re.
In the Standard & Poor’s 2004 rankings based on gross premiums, SCOR VIE is ahead of Revios, XL Re and Transamerica Re.
In the French market, according to the Argus de l’Assurance’s rankings published in October 2005 for 2004 based on gross premiums, SCOR VIE is the leading reinsurer in volume of gross premiums, ahead of the following (in descending order): Mut Ré, Hannover Re, Munich Re, General Re, Prevoyance Re, CCR, Partner Re, Swiss Re, GE Frankona Re, XL Re Life and Revios.
As reported in the same Argus de l’Assurance article, SCOR VIE is also the leading operator in the French market in reinsuring long-term care risk, which gives the SCOR Group a major competitive advantage in the world markets for the development of this complex product. In fact, France, along with the United States and Japan, is one of the world’s three major markets for private long-term care insurance.
For the Non-Life business, the figures from the 2004 rankings published by the ARF (Association des Réassureurs Français) place SCOR 12th in the rankings of the top twenty Non-Life reinsurers for 2004.
Data published at the end of the renewals of January 1, 2006 by SCOR’s main competitors included in this classification, and which operate similarly to SCOR with “non-Bermudan” business models, i.e. Munich Re, Swiss Re and Hannover Re, positioned SCOR as follows:

•	the European component in its portfolio is the most intense;

•	the North American component is the lowest;

•	the proportion of P&C premiums is the highest and, in contrast, the proportion of Third-Party Liability premiums is the lowest;

•	the proportion of Special Risk premium is relatively high, which reflects SCOR’s leadership in the Ten-Year Liability business;

•	the proportion of Credit-Surety premiums is in line with the competition.
Distribution by geographic area
As part of its strategic refocus in 2002, the Group continues to re-balance its Non-Life business portfolio by geographic region, particularly with a deliberate reduction of underwriting in the United States. The strategic reorientation pursued since September 2002 has allowed the Group to underwrite better quality policies and treaties. As a result of its efforts, SCOR has reduced the percentage of its Non-Life premium income in the United States from 42% in 2002 to approximately 10% in 2005.
In 2005, SCOR generated approximately 59% of its gross premiums written in Europe, with significant market positions in France, Germany, Spain and Italy, 20% of its gross premiums written in North America, including Bermuda and the Caribbean region and 21% of its gross premiums written in Asia and in the rest of the world.
The following table shows the breakdown by gross volume of Life and Non-Life premiums written by geographic area (1) based on the country in which the ceding company operates:

	Year ended December 31,

	2003		2004		2005

	EUR	%	EUR	%	EUR	%

	(EUR figures in millions)
Total Europe	1,925	58%	1,355	60%	1,341	59%
France	720	22%	480	21%	521	23%
Europe (Outside of France)	1,205	36%	875	39%	820	36%
North America	822	25%	430	19%	440	20%
Asia-Pacific and Other International	559	17%	460	21%	477	21%

Total	3,306	100%	2,245	100%	2,258	100%

(1)	Premiums are allocated by geographic area based on information received by the Group from its cedents concerning the primary location of the cedents’ underlying insured risks.

RATINGS
Ratings are important to all reinsurance companies, including SCOR, as ceding companies will seek reinsurance from institutions with a higher quality financial standing. Our Life reinsurance business and facultative and large corporate accounts and direct underwriting areas are particularly sensitive to the way our clients and ceding companies perceive our financial strength as well as to our credit ratings. See “Item 3.D. Risk Factors – Ratings are important to our business”.
Our current solicited Group ratings by Standard & Poor’s, A.M. Best Co. (“A.M. Best”) and Moody’s are as follows:

	Insurer Financial Strength	Senior Debt	Subordinated Debt

Standard & Poor’s August 1, 2005	A- (stable outlook)	A-	BBB
A.M. Best November 8, 2005	B++ (positive outlook)	bbb (positive outlook)	bbb- (positive outlook)
Moody’s October 7, 2005	Baa1 (positive outlook)	Baa1 (positive outlook)	Baa3 (positive outlook)
On August 1, 2005, the ratings agency S&P raised SCOR’s financial solvency rating from BBB+ to A-. The rating for senior debt was also raised from BBB+ to A- and subordinated debt from BBB- to BBB. The outlook for the rating is stable.
On November 8, 2005, A.M. Best confirmed the financial solvency of SCOR (Paris) and its principal subsidiaries to “B++” (Very Good). The outlook for the rating is positive.
On October 7, 2005, Moody’s Investors Service announced that it had upgraded SCOR’s Insurance Financial Strength Rating from Baa2 to Baa1, its Senior Debt from Baa3 to Baa1, and its Subordinated Debt from Ba2 to Baa3. The outlook for these ratings is positive.

UNDERWRITING, RISK MANAGEMENT AND RETROCESSION
Underwriting
Consistent with its strategy of selective market and business segment development, the Group seeks to maintain a portfolio of business risks that is strategically diversified both geographically and by line and class of business. Consistent with the “SCOR Moving Forward” plan, SCOR has sought to reduce its exposure to the U.S. market by declining to underwrite large national insurers. SCOR furthered the geographic rebalancing of its business in 2005 by reducing the percentage of Property-Casualty premium income in the U.S. from 15% in 2003 to 10% in 2005. In addition, the Company has centrally established underwriting guidelines for its subsidiary companies to ensure the diversification and management of risk with respect to its business by line and class of business.
The Group’s underwriting is conducted through Property-Casualty Treaty and Facultative and Large Corporate Accounts underwriting teams in its Property-Casualty segment and through its Life/ Accident & Health underwriting team, with the support of technical departments such as actuarial, claims, legal, retrocession and accounting.
Underwriting, actuarial, accounting and other support staff are located in the Group’s Paris headquarters as well as in local subsidiaries and branches. While underwriting is carried out at decentralized subsidiary or division level, the Group’s overall exposure to particular risks and in particular geographic zones is centrally monitored from Paris. The underwriting policy and rules are validated every year by the Chief Risk Officer (CRO).
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
Most facultative underwriters belong to the Business Solutions departments centralized in the Global P&C division, which operates worldwide from five sites (Paris, London, Toronto, New York and Singapore) and with underwriting entities located in certain of the Group’s subsidiaries and branches. This division is dedicated to large corporate business and is geared to provide its clients with solutions for coverage of conventional risks. Small Property and Casualty facultative underwriting is handled by the Property-Casualty Treaty underwriting team.
The underwriting of Life/Accident & Health business within the Group is under the worldwide responsibility of SCOR VIE. The clients are life or accident and health insurance companies worldwide. They are served by specialized treaty underwriters familiar with the specific features of each of the markets in which they operate, including mortality tables, morbidity risks, disability and pension coverage, product development, financing and specific market coverage and policy conditions. Life treaty underwriting consists of the consideration of many factors, including the type of risks to be covered, ceding company retention levels, product and pricing assumptions and the ceding company’s underwriting standards and financial strength.
Life treaty underwriters worldwide are supported by the Life Treaty Underwriting Department, or LUD, which coordinates treaty underwriting activities at the Group level and conducts audits in the operating units, and by the Technical and Development Department, or TDD, responsible for pricing, reserving, product development, life underwriting (medical and non medical) and retrocession. These two departments set the underwriting guidelines, which are approved by the Business Underwriting Committee, comprising SCOR VIE General Management, and the heads of underwriting units LUD and TDD. This Committee periodically reviews and updates the four levels of underwriting authority delegated to each treaty underwriter.
Catastrophe Risk and Exposure Controls
Like other reinsurance companies, SCOR is exposed to multiple insured losses arising out of a single occurrence, whether a natural event such as a hurricane, a flood or an earthquake, or a man-made catastrophe such as an explosion or fire at a major industrial facility or an act of terrorism. Any such catastrophic event could generate insured losses in one or many of SCOR’s lines of business.
In 2005, like most other reinsurers, SCOR was affected by the abnormally high frequency of natural disasters throughout the world, particularly a storm in Europe, five hurricanes in the United States and Mexico, and a number of large claims for natural occurrences that were smaller in scope. Hurricanes Katrina, Rita and Wilma generated a total claims expense estimated before taxes and retrocession of EUR 177.6 million at the end of 2005. The storms Erwin/ Gudrun generated a total claims expense estimated before taxes and retrocession of EUR 21.5 million, while hurricanes Stan and Emily, the floods in Europe and the Mumbai flood in India generated a total claims expense estimated before taxes and retrocession of EUR 40 million.
In 2004, SCOR, like most other reinsurers, was adversely affected by the unusually high frequency of natural catastrophes around the world, including four hurricanes in the United States and the Caribbean and a number of typhoons in Asia. Hurricanes Ivan, Charley, Frances and Jeanne generated a total claims expense estimated before taxes and retrocession at EUR 45 million at the end of 2005, compared with EUR 34 million reported at the end of 2004. Typhoon Songda in Japan generated a claims expense estimated before taxes and retrocession of EUR 49 million at December 31, 2005, compared with an estimate of EUR 30 million at December 31, 2004. Typhoons Rananim, Chaba and the tsunami in December 2004 had an impact of approximately EUR 6 million on SCOR’s total claims expense at December 31, 2005, compared with an estimate of EUR 12 million reported at December 31, 2004.
In 2003, SCOR experienced no major natural catastrophic losses, the largest one being the storms in the Midwest of the U.S. for a net cost of approximately EUR 20 million as of December 31, 2004, which remained unchanged at the end of 2005.
For all its property business, SCOR prudently evaluates the accumulations generated by potential natural events and other risks. This evaluation includes the risks underwritten by corporate headquarters and by its subsidiaries in France and elsewhere. Pursuant to the rules and procedures established by General Management in Paris, each subsidiary monitors the structure of its portfolio for each region or country and the Group Risk Management department based in Paris consolidates this data for the Group.
Depending on the region of the world and the risk in question, SCOR uses a variety of techniques to evaluate and manage its total exposure at the occurrence of natural disasters that result in property damage in every region of the world. SCOR quantifies this exposure in terms of a maximum commitment. SCOR defines this maximum commitment, taking into account policy limits, as its potential maximum loss caused by a single catastrophe affecting a large contiguous geographic area, such as a storm, hurricane or earthquake, and occurring within a given return period. SCOR estimates that the Group’s current maximum risks for catastrophes, before retrocession, come from earthquakes in Japan, Italy, Israel, Turkey, Taiwan, Chile, and Portugal and other weather-related risks concentrated primarily in Europe, Asia and North and Central America.
The following table summarizes the main projected natural catastrophe exposures of the Group by geographic area:

Range of Potential Catastrophe Exposure(1)	Subject countries as of December 2005

(EUR, in millions)
100 to 200	Canada, United States, Mexico, Israel, Italy, Turkey
200 to 300	Chile, Portugal, Taiwan
300 and over	Japan, Europe

(1)	Calculated on a potential maximum loss basis for a given return period before retrocession.

The results are based on proprietary software.
For more than 15 years, SCOR has been using its own internally-developed and regularly updated software program for evaluating earthquake potential maximum losses for 20 countries. SCOR currently utilizes SERN for the simulation of events and of their consequential damages. SERN (“Système d’Evaluation des Risques Naturels” or Natural Risks Evaluation System) is an enhancement of existing models initiated in 1997 by SCOR and partners from prominent research institutes and recognized private IT companies. This software program is linked directly to our worldwide database and available to all of SCOR’s subsidiaries and operating units. As of December 31, 2005, SERN can provide results for earthquake exposure in Australia, Algeria, Canada, Chile, Colombia, Greece, Indonesia, Israel, Jordan, Italy, Japan, Mexico, New Zealand, Peru, the Philippines, Portugal, Taiwan, Turkey, the United States and Venezuela. For countries such as Japan and the United States, SCOR’s analyses are compared with other calculations performed using programs developed by specialized independent consultants.
In a similar manner as with SERN, the potential accumulations for hurricanes in the United States and in a growing number of countries are analyzed using external simulation tools; the principal tool used is World Cat Entreprise (WCE) developed by Eqecat. The potential accumulation due to typhoons in Japan is analyzed by combining (a) the arithmetic sum of the commitments for non-proportional treaties and (b) a scenario based on Mireille, a major typhoon in Japan in 1991, for proportional treaties. The accumulations due to storms in Europe, the principal European earthquakes and the earthquake in Japan for the treaty portfolio are now evaluated using software and outside simulation tools, primarily WCE. If necessary, SCOR periodically completes these analyses with outside studies covering either specific exposures or complete portfolios.
The following table sets forth certain data regarding the Group’s catastrophe loss experience in each of the three years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2003		2004		2005

	(EUR, in millions)
Number of catastrophes(1)	4		2		5
Incurred losses and LAE from catastrophes, gross	78	(2)	40	(3)	215	(4)
Incurred losses and LAE from catastrophes, net of Retrocession	72	(2)	40	(3)	168	(4)
Group loss ratio(5)	99%		69%		74%
Group loss ratio excluding catastrophes	96%		67%		60%

(1)	A catastrophe is defined by SCOR as an event involving multiple insured risks causing pre-tax losses, net of retrocession, of EUR 10 million or more.

(2)	Floods in Italy and Southwestern France, storms in the Midwestern United States and Typhoon Maemi in South Korea.

(3)	Typhoon Sondga plus Hurricane Ivan.

(4)	Hurricanes Katrina, Wilma, Rita, storm Gudrun and floods in Eastern Europe.

(5)	Loss incurred prior to discount on workers compensation reserves on North American operations expressed as a percentage of premiums earned.
Claims
SCOR’s Group Claims Division, created in April 2003, is tasked with implementing the general claims handling policy for the Group, implementing worldwide control and reporting procedures and managing commutation of claim portfolios.
The claims handling function is performed by the subsidiaries Claims Departments, which initially process and monitor reported claims. The Group Claims Division supports and controls their general activity and takes over the direct management of large, litigious, serial and latent claims. Additionally, periodic audits are conducted on specific claims and lines of business and claims processing and procedures are examined at the ceding companies’ offices with the aim of evaluating their claims adjusting process, valuation of reserves and overall performance. Technical and legal assistance is provided to underwriters before and after accepting certain risks.

When needed, recommendations are given to underwriters, local claims adjusters and management of the subsidiaries and branches.
The main objectives of the Group Large Claims Committee, chaired by the Chief Operating Officer (Directeur Général Délégué), are to review the consolidated impact of large and strategic claims and to monitor the management of such claims across lines of business and countries. It reviews on a monthly basis all reported new large claims and follows the development of all such claims.
Retrocessional Reinsurance
The Group retrocedes a portion of the risks it underwrites in order to control its exposures and losses, and pays premiums based upon the risks and exposures of its facultative and treaty acceptance, subject to such retrocession reinsurance. The Group generally limits retrocession to catastrophe and property large risks. Retrocession reinsurance is subject to collectibility in all cases where the original business accepted by the Group suffers from a loss. The Group remains primarily liable to the direct insurer on all risks reinsured although the retrocessionnaire is liable to the Group to the extent of the reinsurance limits purchased. The Group then monitors the financial condition of retrocessionaires on an ongoing basis. In recent years, the Group has not experienced any material difficulties in collecting recoverable amounts from its retrocessional reinsurers. The Group reviews its retrocession arrangements periodically, to ensure that they fit closely to the development of its business.
Retrocession procedures are centralized in the retrocession department of the Property-Casualty sector. The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposures to large property losses. In particular, the Group has implemented an overall program set in place on an annual basis that provides partial coverage for up to three major catastrophic events within one occurrence year. A major event is likely to be a natural catastrophe such as an earthquake, a windstorm, a hurricane or a typhoon in a region where the Group has major aggregate exposures stemming from the business written.
IRP Holdings Limited was established in December 2001 to reinsure (as a retrocessionnaire) certain of SCOR’s Property-Casualty business on a quota share basis from 2002 forward. The purpose of the vehicle was to expand capacity in order to underwrite business at a time when premium levels were considered to be attractive. The retrocession rate in 2004 was 25% under the quota share treaties among Irish Reinsurance Partners Limited, SCOR and certain SCOR Group subsidiaries.
These quota share treaties were terminated, effective December 31, 2004. All the liabilities, rights and obligations of Irish Reinsurance Partners Limited under the quota share treaties were transferred to SCOR in October 2005.
These substitutions were made under novation contracts dated October 17, 2005 and October 26, 2005.
SCOR acquired the minority interests of IRP Holdings Limited for EUR 183.1 million, corresponding to the share of the Highfields Funds in the equity of IRP Holdings Limited at December 31, 2004 established under U.S. accounting rules. See “Item 9.A. Offer and Listing Details – IRP”.

RESERVES
Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss to the ceding company and the reinsurer and the ceding company’s payment of that loss and subsequent payments to the ceding company by the reinsurer. To recognize liabilities for unpaid losses, and future policy benefits, insurers and reinsurers establish reserves, which are balance sheet liabilities representing estimates of future amounts needed to be paid for known or unknown claims, as well as the related expenses.
The Group maintains reserves to cover its estimated ultimate liability for losses and LAE with respect to reported and not yet reported claims. Because reserves are estimates of ultimate losses and LAE, management monitors reserve adequacy over time evaluating new information as it becomes known and adjusting reserves, as necessary. Management considers many factors when setting reserves, including the following:

•	information from ceding companies;

•	historical trends, such as reserving patterns, loss payments, pending levels of unpaid claims and product mix;

•	internal methodologies that analyze the Group’s experience with similar cases;

•	current legal interpretations of coverage and liability; and

•	economic conditions.
Based on these considerations, management believes that adequate provision has been made for the Group’s Life and Non-Life loss and LAE reserves. Liabilities on contracts net of retrocession were EUR 5,873 million for Non-Life and EUR 2,344 million for Life at December 31, 2005.
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
The Group periodically reviews and updates its methods of determining the incurred but not reported (“IBNR”) reserves. Estimation of loss reserves is a difficult process, however, especially in view of changes in the legal and tort environment that may affect the development of loss reserves. While the reserving process is difficult and subjective for ceding companies, the inherent uncertainties of estimating such reserves are even greater for reinsurers, due primarily to the longer time between the date of an occurrence and the reporting of any attendant claims to the reinsurer, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future. Thus, actual losses, LAE and future policy benefits may deviate, perhaps significantly, from estimates of reserves reflected in the Group’s consolidated financial statements.
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
In its actuarial determination of its reserves, the Group uses generally accepted actuarial reserving techniques that take into account quantitative loss experience data, together with, where appropriate, qualitative factors. The reserves are also adjusted to reflect changes in the volume of business written, reinsurance contract terms and conditions, the mix of business and claims processing that can be expected to affect the Group’s liability for losses over time. The Group does not discount Non-Life reserves, except for most of CRP’s reserves and certain reserves associated with workers’ compensation that are discounted pursuant to applicable U.S. and Bermudian regulation.
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
Changes in Historical Reserves
The table below shows changes in historical loss reserves, on a U.S. GAAP basis, for the Group’s Non-Life operations for 1995 and subsequent years, net of retrocessional reinsurance. The Group’s reinsurance contracts are generally written on an underwriting year basis and the Group maintains its records on this same basis. As compared to loss development tables presented on an accident year basis by U.S. registrants, presentation on an underwriting year basis accelerates the timing of the presentation of loss reserve development by moving development of losses that actually occur in an accident year subsequent to the end of the applicable underwriting year back into such underwriting year. As discussed in the third paragraph below, the Company’s underwriting year loss development data is, as a result, not fully comparable with accident year data presented by U.S. registrants.
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
An underwriting year reinsurance contract reinsures losses incurred on underlying insurance policies that begin at any time during the reinsurance contract term. This means that, if both the underlying insurance contracts and the reinsurance contract have twelve-month terms, the reinsurance contract will cover underlying losses occurring over a twenty-four month period. For example, if an underwriting year reinsurance contract term was from January 1 to December 31, 2005, it would cover underlying policies with terms beginning on both January 1, 2005 and December 31, 2005. Losses incurred on underlying policies beginning on January 1, 2005 could occur as early as January 1, 2005 while losses incurred on underlying policies beginning on December 31, 2005 could occur as late as December 30, 2006.
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

The following tables present ten-year loss development on a U.S. GAAP basis and a three-year reconciliation of beginning and ending reserve balances on a U.S. GAAP basis. The U.S. GAAP loss development data is presented on an underwriting year basis, while the reserve reconciliation data represents the Company’s allocation of incurred and paid losses and LAE between current and prior years on a calendar year basis. See also Note 18 to the consolidated financial statements included in “Item 18. Financial Statements”.
Ten-Year Loss Development Table Presented Net of
Reinsurance with Supplemental Gross Data (U.S. GAAP)(1)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Initial gross reserves for unpaid loss (4) and LAE	2,600	3,361	3,723	3,942	4,774	5,575	8,365	7,966	7,004	6,119	6,030
Initial retroceded reserves	234	316	306	337	421	507	1,448	1,033	673	536	566

Initial net reserves	2,366	3,045	3,417	3,605	4,353	5,068	6,917	6,933	6,331	5,583	5,464
Paid (Cumulative) as of:(2)
One year later	420	654	874	1,040	1,399	1,807	2,514	2,627	1,426	896
Two years later	901	1,136	1,440	1,570	2,294	3,163	3,614	3,736	2,119
Three years later	1,188	1,405	1,778	1,946	3,046	4,390	3,575	4,557
Four years later	1,368	1,599	2,015	2,356	3,606	5,027	6,309
Five years later	1,505	1,731	2,306	2,626	4,028	5,536
Six years later	1,590	1,953	2,488	2,874	3,474
Seven years later	1,779	2,073	2,646	2,069
Eight years later	1,871	2,176	2,790
Nine years later	1,948	2,274
Ten years later	2,023
Eleven years later
Reserve re-estimated as of:(3)
One year later	2,630	3,458	3,690	4,057	4,996	5,938	8,030	8,344	6,466	5,916
Two years later	2,733	3,411	3,772	4,082	5,278	6,358	8,699	7,984	6,756
Three years later	2,702	3,401	3,810	4,117	5,446	7,385	8,794	8,404
Four years later	2,692	3,404	3,807	4,209	5,952	7,412	9,104
Five years later	2,675	3,379	3,887	4,479	5,962	7,530
Six years later	2,653	3,429	4,002	4,454	6,032
Seven years later	2,711	3,522	3,990	4,522
Eight years later	2,792	3,507	4,070
Nine years later	2,780	3,448
Ten years later	2,571
Eleven years later
Cumulative redundancy/ (deficiency) before premium development	(205)	(403)	(652)	(917)	(1,679)	(2,462)	(2,187)	(1,471)	(426)	(333)
% before premium development	(9)%	(13)%	(19)%	(25)%	(39)%	(49)%	(32)%	(21)%	(7)%	(6)%
Premium development	231	363	344	395	476	957	1,238	701	358	337
Cumulative redundancy/(deficiency) after premiums development	26	(40)	(308)	(522)	(1,203)	(1,505)	(949)	(770)	(68)	4
Percentage	1%	(1)%	(9)%	(14)%	(28)%	(30)%	(14)%	(11)%	(1)%	–
Gross re-estimated liability at December 31, 2005	3,057	3,945	4,761	5,239	7,213	8,774	11,240	10,162	7,513	6,604
Re-estimated receivable at December 31, 2005	486	497	691	717	1,181	1,244	2,136	1,758	757	688

Net re-estimated liability at December 31, 2005	2,571	3,448	4,070	4,522	6,032	7,530	9,104	8,404	6,756	5,916
Gross cumulative redundancy/(deficiency) before premium development	(457)	(585)	(1,038)	(1,297)	(2,439)	(3,199)	(2,875)	(2,196)	(510)	(485)
Gross premium adjustments	283	412	368	365	467	805	1,168	770	522	401
Gross Cumulative redundancy/(deficiency) after premiums development	(174)	(173)	(670)	(932)	(1,972)	(2,394)	(1,707)	(1,426)	12	(84)
Percentage	-6.71%	-5.15%	-18.00%	-23.66%	-41.30%	-42.95%	-20.41	-18.00%	0.17%	-1.37%

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserves re- estimated amounts are shown on an underwriting year basis, consistent with the reporting practices of the Company and its cedents, particularly in the European market.

(2)	Cash commutation payments (i) received in 1993 of EUR 60 million and in 1994 of EUR 129 million and (ii) paid in 1994 of EUR 48 million have been excluded from the paid (cumulative) amounts presented. The EUR 260 million North American portfolio acquired in 1996 has been excluded from the paid (cumulative) amount presented for the years concerned.

(3)	Re-estimated gross claims reserves for a given underwriting year are reduced by the amount of any premiums earned subsequent, but related, to that underwriting year, including experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

(4)	Gross underwriting reserves for 2003, 2004 and 2005 differ by EUR 302 million, EUR 351 million and EUR 409 million, respectively, from the amounts presented on the financial statements due to the exclusion in this table of the reserves for increasing risks.
Reconciliation of Reserves for Losses and LAE (U.S. GAAP)

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	6,933	6,633	5,934
Effect of changes in foreign currency exchange rates	(656)	(203)	359
Effect of claims portfolio transfer and other reclassifications	333	58	3

Incurred related to:
Current year	1,661	1,002	1,134
Prior years	1,078	174	34

Total incurred losses and LAE(1)	2,739	1,176	1,168

Paid related to:
Current year	316	116	695
Prior years	2,400	1,614	896

Total paid losses and LAE(1)	2,716	1,730	1,591

Reserves for losses and loss expenses at end of year – net	6,633	5,934	5,873
Reinsurance recoverable on unpaid losses	673	536	566

Reserves for losses and loss expenses at end of year – gross	7,306	6,470	6,439

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re-estimated amounts are shown on a calendar year basis.
Commutations
In 2005, the Group has pursued an active commutation policy for its portfolio, the main objective being the reduction of volatility of claims reserves and to allow the freeing up of share capital. This policy will be continued in 2006, by focusing efforts on the run-off activities and business exposed to Asbestos and Pollution risks.
Commutations on Non Life business occurred in the portfolios of SCOR U.S., CRP and European business.
Total commutations realized by SCOR U.S. during 2005 permitted a reduction in gross reserves of EUR 264 million. These commutations have contributed to the global decrease in reserves at SCOR U.S. of 10% to EUR 1,461 million.
Regarding CRP, the commutations realized for a total amount of EUR 50 million, as well as the normal payment of claims, have permitted a reduction in the amount of reserves to EUR 210 million.
In 2005, commutations in Europe totaled EUR 25 million, reducing exposure to asbestos and environmental risks.
Commutations of Life business came to a total of EUR 265 million in 2005.

The commutations in 2005 did not have a material effect on the Group results of operations for the year ended December 31, 2005, except one commutation relating primarily to SCOR U.S. that increased the Group’s results of operations, before tax, by USD 13 million.
In 2004, the reduction in reserves on the balance sheet due to significant commutations amounted to approximately EUR 26 million at CRP, and approximately EUR 60 million at SCOR U.S. The commutations in 2004 did not have a material effect on the Group results of operations for the year ended December 31, 2004. In 2003, CRP’s reserves were reduced on the balance sheet by approximately EUR 577 million, due to two significant commutations. These commutations in 2003 reduced the Group’s results of operations for the year ended December 31, 2003 by approximately EUR 26 million, before taxes.
Asbestos and environmental
The Group’s reserves for losses and LAE include an estimate of its ultimate liability for asbestos and environmental claims for which an ultimate value cannot be estimated using traditional reserving techniques and for which there are significant uncertainties in estimating the amount of the Group’s potential losses. SCOR and its subsidiaries have received and continue to receive notices of potential reinsurance claims from ceding insurance companies which have in turn received claims asserting environmental and asbestos losses under primary insurance policies, in part reinsured by Group companies. Such claims notices are frequently merely precautionary in nature and generally are unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Due to the imprecise nature of these claims, the uncertainty surrounding the extent of coverage under insurance policies and whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability, we can, like other reinsurers, only give a very approximate estimate of our potential exposures to environmental and asbestos claims that may or may not have been reported. Nonetheless, due to the changing legal and regulatory environment, including changes in tort law, the final cost of our exposure to asbestos-related and environmental claims may be increasing in undefined proportions. Diverse factors could increase our exposure to the consequences of asbestos-related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. These uncertainties inherent to environmental and asbestos claims are unlikely to be resolved in the near future, despite several aborted regulatory attempts in the U.S. for containing the overall costs related to asbestos. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. In these circumstances, it is difficult for us to precisely estimate the reserves that should be recorded for these risks and to guarantee that the amount reserved will be sufficient.
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
See “Item 3.D. Risk Factors – We could be subject to losses as a result of our exposure to environmental and asbestos-related risks”.

The following table shows information related to the Group’s asbestos and environmental gross claims reserves and LAE paid:

	Year ended December 31,

	Asbestos(1)			Environmental(1)

	2003	2004	2005	2003	2004	2005

	(EUR, in millions)
Gross Non Life claims reserves, including IBNR reserves	109	98	111	59	54	39
% of total loss and LAE reserves	1.5%	1.6%	1.7%	0.8%	0.9%	0.6%
Non Life claims and LAE paid	15	15	12	13	5	7
% of the Group’s total net Non Life claims and LAE paid	0.6%	0.9%	0.7%	0.5%	0.3%	0.4%

(1)	Asbestos and environmental (A&E) reserve data includes SCOR’s estimated A&E exposures in respect of its participation in the Anglo French Reinsurance Pool, for which A&E exposures for the years shown were as follows:

•	The 2003 reserves were EUR 19 million and EUR 18 million for asbestos and environmental, respectively. The 2003 paid claims and LAE were EUR 0.6 million and EUR 0.9 million for asbestos and environmental, respectively.

•	The 2004 reserves were EUR 18 million and EUR 16 million for asbestos and environmental, respectively. The 2004 paid claims and LAE were EUR 0.3 million and EUR 0.3 million for asbestos and environmental, respectively.

•	The 2005 reserves were EUR 15 million and EUR 8 million for asbestos and environmental, respectively. The 2005 paid claims were EUR 1.7 million and EUR 1 million for asbestos and environmental, respectively.
The exposure to environmental risks has dropped significantly in the last three years because of agreements on major claims and the commutations executed by the Group on several policies related to pollution claims covering earlier years.
As a result, in 2005, SCOR’s exposure to asbestos and environmental risks fell by EUR 11 million from the previous year because of the commutations carried out.
More generally, SCOR has developed a policy of buying back its longstanding liabilities on asbestos and environmental exposures whenever the possibility exists to do so on a commercially reasonable basis, whenever SCOR determines, based on its assessment of the potential exposure of the Group based on actuarial techniques and market practices, that the terms of the final negotiated settlement are attractive in light of the possible development of future liabilities. Preference is given to selected treaties with regard to specific circumstances such as the maturity of claims, the level of claims information available, the status of cedents and market settlements. It is the intention of management that this commutation policy be further pursued and developed in 2006 and in subsequent years. It is anticipated that the policy will affect settlement patterns to a limited degree in future years. These changes in settlement patterns may improve predictability and reduce potential volatility in the reserves.
SCOR’s exposure to asbestos and environmental liabilities stems from its participation in both proportional and non-proportional treaties and in facultative contracts which have generally been in run-off for many years.
Proportional treaties typically provide claims information on a global treaty basis, and as a result specific claims data is rarely available. With respect to non-proportional treaties and facultative contracts, normal market practice is to provide a specific proof of loss for each individual claim, making it possible to record total claims notified for such contracts. With respect to environmental exposures, most of SCOR’s identified claims stem from its U.S. subsidiary operations, with less significant amounts recorded by its European subsidiaries. The claims costs are invoiced by the ceding companies at the same time as the claims themselves. No significant cost for litigation was incurred under these commitments.

	Year ended December 31, 2005

	Asbestos	Environmental

Number of claims notifications with respect to non-proportional treaties and facultative contracts	7,961	7,219
Average cost per claim(1)	EUR 14,689	EUR 4,338

(1)	Not including claims that were settled at no cost, and claims of a precautionary nature not quantified in amount.

INVESTMENTS
General
In the year ended December 31, 2004 the Group’s total investments, including cash, rose from EUR 8,119 million to EUR 8,435 million.
The portion invested in trading equities increased from EUR 740 million to EUR 778 million at the end of 2004. At the same time, the portion invested in bonds rose about EUR 142 million. The duration of the bond portfolio generally declined over the year from 4.2% to 3.9%. With respect to the quality of credit, the bond portfolio continued to be heavily invested in AAA bonds (about 70%), i.e. in securities issued or secured by governments or in blue chip securities.
The portion invested in real estate remained stable at about 4% of the assets on the basis of amortized cost.
The currency allocation remained stable over the year, with about 50% invested in USD, and 36% invested in euros.
In the year ended December 31, 2005 the Group’s total investments, including cash, decreased from EUR 8,435 million to EUR 8,324 million.
As in the previous year, the portion invested in stocks was increased to 11.4% of the assets, compared with 5.7% at the beginning of the year. Most of the stock investments were in European large market capitalization.
At the same time, the portion invested in bonds dropped to about 64.8% of total assets (EUR 398 million including trading and available for sale investments. The duration of the bond portfolio also declined slightly over the year from 3.9% to 3.8%. In terms of credit quality, most of the bond portfolio continued to be invested in AAA bonds (for approximately 71%), primarily securities issued or secured by governments or in securities of very high-quality issuers.
The portion invested in real estate remained stable at approximately 4% of assets on the basis of amortized cost.
The portion invested in U.S dollar denominated assets rose slightly to 52% and the portion invested in euro denominated assets dropped slightly to 33%.
In the first quarter of 2006, the policy to increase the portion invested in stocks continued.
The following table summarizes net investment income of the SCOR Group’s portfolio for 2003, 2004 and 2005. See also Note 4 to the consolidated financial statements included in “Item 18. Financial Statements”.
Consolidated Net Investment Income

	Year ended December 31,

	2003			2004			2005

			Realized			Realized			Realized
		Pre-tax	Gains		Pre-tax	Gains		Pre-tax	Gains
	Income	Yield(1)	(Losses)	Income	Yield(1)	(Losses)	Income	Yield(1)	(Losses)

	(EUR in millions)
Fixed maturity securities	265	4.8%	93	244	4.4%	27	221	4.2%	48
Equity securities	3	1.1%	14	6	1.4%	17	7	1.4%	45
Trading equity securities	47			3	–	–	49
Short term and other(2)	100	4.7%	10	112	4.4%	(2)	95	3.2%	6
Less investment expense
Swap interest	(8)			(7)			(5)
Administration expense	(29)			(33)			(33)
Other	(52)			(43)			(33)

Total	326		117	282		42	301		99

(1)	Pre-tax yield is calculated as investment income (including dividends in the case of equities) divided by the average of the beginning and end of year investment balances. Investment balances were at fair value, except for equities for which cost was used. Investment balances were converted into euro from local currencies at year-end exchange rates.

(2)	Includes swap income of EUR 3 million in 2003, EUR 8 million in 2004 and EUR 2 million in 2005. Other swap-related net income is included in realized and unrealized capital gains (and losses).
Portfolios
The following table details the distribution by category of investment of the Group’s insurance investment portfolio by net carrying value:
Consolidated Investment Position

	2003

			2004

	Net carrying value as of December 31,

					2005

	)
	(EUR in millions
Fixed maturities available for sale, at fair value	5,130	64%	5,272	63%	5,237	63%
Equity securities, available for sale	109	1%	265	3%	769	9%
Trading Investments	740	9%	778	9%	335	4%
Short term investments	–	–	–	–	–	–
Other long-term investments	316	4%	322	4%	317	4%
Cash and cash equivalents	1,824	22%	1,798	21%	1,666	20%

Total	8,119	100%	8,435	100%	8,324	100%

See Note 4 to the consolidated financial statements included in “Item 18. Financial Statements” for a breakdown of amortized costs and estimated fair values of fixed maturity investments by major type of security, including fixed maturities held to maturity and available for sale as of December 31, 2003, 2004 and 2005.
The following table presents the Group’s fixed maturities by counterparty credit quality, including fixed-maturities classified as trading, as of December 31, 2005:

	As of December 31, 2005

	Net carrying	% of total net
Rating	value	book value

	(EUR, in millions)
AAA	3,824	71%
AA	573	11%
A	621	11%
BBB	310	6%
Below BBB	22	0%
Unrated	45	1%

Total	5,395	100%

See Note 4 to the consolidated financial statements for a breakdown of fixed maturities included in the Group’s portfolio by remaining maturity as of December 31, 2005.

INFORMATION TECHNOLOGY
SCOR has a uniform global Information System used in all locations worldwide, with the exception of CRP.
Its core reinsurance back-office system is a custom application, called Omega. Omega is designed to allow for Group-wide relationship, follow up with clients and insureds, worldwide online facultative clearance, claims monitoring analysis of the technical profitability of contracts, and quarterly closing based on ultimate result estimates.
In addition to the reinsurance administration system, SCOR has implemented the PeopleSoft software package solutions for human resources and finance. SCOR is promoting a paperless environment. Internally, imaging solutions have been implemented worldwide for document sharing within the Group. With its clients, SCOR is able to process automatically electronic reinsurance accounts, formatted in the ACORD standard, without any re-keying. New electronic exchanges have been put in place in 2005 with large international brokers.
The SCOR technical environment is based on an international secured network. Corporate technical standards have been implemented in all locations, either on personal computers or servers. The Group has implemented an ambitious security plan, with a strong focus on strengthening physical and logic access controls, protection against unauthorized access, and restarts in the event of a disaster.
The Group is in the process of defining a strategic plan called the “IS2008 strategy”, which sets out the evolutions of the information system based on the SCOR business strategy. The IS2008 strategy is the first component of the Group’s information system governance, which is now largely set up, and provides scorecards and a standard way to evaluate value created by systems.
Most of SCOR’s efforts in 2005 have been dedicated to front-office applications for an improved risk selection, anticipation and reactivity on markets and products. The management system has thus been expanded to strengthen information on business lines and market development. From the underwriting plan, an accounting forecast is built, and comparative analyses are performed through standard adequate reports. A new P&C underwriting and rating system, which includes price modeling, profitability criteria, and claims simulation capacity, was implemented in 2005, demonstrating the emphasis SCOR places on enhancing risk control.
The portal has been designated as the central repository for sharing all information, whether internal or collected from outside sources.
INSURANCE AND RISK COVERAGE (EXCLUDING REINSURANCE ACTIVITY)
SCOR, both at the level of the parent company and the subsidiaries, operates a financial business. Therefore, it is not dependent, as industrial companies may be, on a manufacturing tool, and generates few physical risks for its immediate environment.
Some of SCOR’s major assets include its IT network and its communication tools, which are regularly updated to reflect technological progress.
In these fields, emergency solutions have been organized off-site such as system duplication and data backup, to allow business continuity in the event of a major incident. Catastrophic scenarios that could affect SCOR’s entire working tool are being studied and will lead to the revision of the business continuity plan.
The properties and other assets of SCOR and its subsidiaries are covered locally for replacement value through property and fire damage and comprehensive IT risk policies. The levels of self-insurance depend on the risks insured and are generally less than EUR 15,000 in deductibles per claim.
Liability risks are covered at Group level in amounts considered to be sufficient.
Third-party liability risks related to the operation of the company due to employees and properties are insured for EUR 15 million. Professional liability risks are insured for EUR 20 million above a self-insurance charge of EUR 2 million. The Group is covered against the civil liability of its officers and directors. In addition, it has EUR 10 million in fraud coverage. All of these insurance policies are with first-tier insurers.

The management of the Group’s property and liability insurance is subject to a validation procedure during which a steering committee composed of specialist employees is asked to issue an opinion every six months. Assessment of the strategies pursued is performed by the Chief Risk Officer (CRO).
REGULATION OF THE REINSURANCE INDUSTRY
The Company is a French société anonyme governed by French legislation on corporations, subject to specific provisions applicable to it as a company engaged in reinsurance. Since Law No 94-679 of August 8, 1994, reinsurance companies in France are subject to State control under the conditions defined in Book III of the French Insurance Code.
The terms and scope of this control were considerably reinforced by Law No. 2001-420 of May 15, 2001. For example, the law introduced the following provisions:

•	the institution of a prior authorization procedure for French companies whose exclusive business is reinsurance, prior to being permitted to engage in this business. However, as the application texts were not adopted, this procedure has not yet come into effect;

•	the possibility for the French Insurance regulator (A.C.A.M.) to send warnings when a company violates applicable legislative or regulatory provisions;

•	the introduction of new sanctions to be imposed by the A.C.A.M. on reinsurance companies for violations of applicable legislative or regulatory provisions; and

•	the possibility of withdrawing approvals in the event of prolonged inactivity, failure to maintain a balance between the company’s financial situation and its business or, if the general interest requires, substantial modification in the company’s stock ownership or governing bodies.
There is no European regulatory framework, at present, harmonizing the supervision of reinsurance across Europe. On November 16, 2005, directive number 2005/68/EC was adopted by the European Parliament and the European Council which established, for reinsurance companies located within the European Community, a unique approval regime granted by the supervisory authority of the State in which the company has its corporate headquarters, recognized in all Member States, as well as financial supervision exercised by such authority. Furthermore, this directive establishes the regulations related to the solvency of reinsurance companies located within the European Community, thereby aiming to harmonize the inspections to which such companies are subject. The provisions of the directive should be transposed into national law by the Member States no later than December 10, 2007. Within this same time frame, established reinsurers must comply with the provisions of the directive related to the operation of their activities. However, at the time of the transposition of the directive into national law, the legislators of the various Member States may grant such companies an additional period of 12 months (i.e. until December 10, 2008) in order to comply with certain provisions of the directive, in particular those related to technical reserves, solvency ratios and loss reserve fund requirements.
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
Solvency margin
In the reinsurance industry, the solvency margin is defined as the ratio between shareholders’ equity to net premiums, and serves to indicate the amount of capital base required to write reinsurance contracts.
The book solvency margin is defined as the ratio to book shareholders’ equity, while the economic solvency margin also comprises certain components of long-term borrowing that qualify for inclusion in equity.

Even though there is, at present, no regulatory solvency margin defined in the reinsurance sector in the European Union (except in the United Kingdom), European reinsurers consider economic solvency margins of between 40% and 50% of net written premium appropriate. This ratio is between 80% and 100% for American reinsurers. In light of the loss accounted for in 2003, the Group’s solvency margin has been reduced. But, following the completion of the capital increases in 2002, 2004 and 2005 and the reduction of the gross premium written in 2005, the solvency margin very clearly improved in 2004 and 2005.

C.	ORGANIZATIONAL STRUCTURE
OPERATIONS
General
As of December 31, 2005, the Group’s Non-Life reinsurance operations are conducted primarily through the Property-Casualty Treaty reinsurance, Facultatives and Large Corporate Accounts operating divisions of SCOR, which are all part of the Global P&C sector, as well as through ten European, North American and Asian subsidiaries, each of which operates primarily in its regional market. The life, accident, disability, health, unemployment and long-term care operations of the Group are conducted mainly through SCOR VIE, a wholly-owned SCOR subsidiary, since December 1, 2003. SCOR VIE operates mainly through its branches in Italy, Germany and Canada as well as through SCOR Life Re U.S. The subsidiary Commercial Risk Partners (CRP) Bermuda is an ART specialized subsidiary which has been placed in run-off since January 2003. The following sets forth the Group’s reinsurance subsidiaries as of December 31, 2005, their respective country of incorporation, and the main markets served by each entity:
The current existing Group structure had been developed to facilitate access to domestic markets through local subsidiaries and branch offices, to provide for clearly identified profit centers in each major primary reinsurance market, and to develop local management and underwriting expertise in order to better attract, service and maintain relationships with local cedents and better understand the unique nature of local risks.
In connection with the Project New SCOR announced in June 2005, SCOR has transferred its Non-Life reinsurance activities in Europe, comprising Treaty underwriting and management, Large Corporate Accounts, Credit & Surety and Construction reinsurance, to a wholly-owned subsidiary of SCOR registered in France called SCOR Global P&C (formerly Société Putéolienne de Participations). Such transfer was approved by the shareholders’ meeting held on May 16, 2006 and is effective as of January 1, 2006.

This reorganization represents an important step in the strategy of SCOR and has been carried out with a view to simplifying the legal structure of the Group by streamlining the Group into two subsidiaries dedicated to Life and Non-Life business, respectively. SCOR SA will remain the holding company and owner of the US, Canadian and Asian Non-Life subsidiaries (although these entities will report to SCOR Global P&C for their operational activity). SCOR SA will benefit from the retrocession of its Life and Non-Life reinsurance subsidiaries, and will be responsible for the allocation of capital and resources within the Group, based on the underwriting needs and the determined capacities of each entity.
The Group’s headquarters in Paris determines underwriting policy and monitors risk accumulation, controls claims and provides actuarial, accounting, legal, administrative, systems, internal audit, investment and human resources support to subsidiaries. The Group’s worldwide offices are connected through a backbone network and application, data and exchange systems, allowing local access to centralized risk analysis, underwriting or pricing databases, while at the same time allowing information on local market conditions to be shared among the Group’s offices worldwide. In addition, through regular exchanges of personnel between Group headquarters in Paris and its non-French subsidiaries and branch offices, the Group encourages professional development and training across its various geographic markets and business lines.
SCOR wholly owns its operating subsidiaries (excluding the shares held by members of the Board as required pursuant to French law and our by-laws). SCOR also makes loans to its subsidiaries. Lastly, whenever necessary, SCOR acts as retrocessionnaire vis-à-vis its subsidiaries.

D.	PROPERTY, PLANTS AND EQUIPMENT
On December 29, 2003, SCOR sold the Group’s headquarters, consisting of more than 30,000 square meters of offices located at 1, avenue du Général de Gaulle, 92074 Paris La Défense, to the German investment fund KanAm for EUR 149,500,000. On the same date, SCOR and KanAm entered into a nine-year lease agreement for this same building for an annual rent equal to EUR 11 million per year. Under this lease and in addition to customary guarantees, KanAm asked for financial guarantees based both on SCOR’s financial rating and the term of the lease. For more information on these guarantees, see Note 16 to the consolidated financial statements included in “Item 18. Financial Statements”.
Under U.S. GAAP, SCOR is still considered for financial reporting purposes as the owner of the building. The Group also rents space separate from its home office for the purpose of safeguarding its data handling capability in case of emergency. The Group also owns offices in Hanover (Germany), Milan (Italy), and Singapore, which it leases to third parties as part of its investment management business and in which its local subsidiaries have their corporate headquarters. The Group leases office space for its other business locations. SCOR believes that the Group’s office space is adequate for its present needs. SCOR also holds property investments as part of its asset management related to its reinsurance operations.

Item 4A.	Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	OPERATING RESULTS
You should read the following discussion together with the consolidated financial statements of SCOR and the notes thereto included elsewhere in this annual report. The consolidated financial statements of SCOR included herein and the financial information discussed below have been prepared in accordance with U.S. GAAP. SCOR also publishes consolidated financial statements, not included herein, prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.
Overview
In 2005 and 2004, like most other reinsurers, SCOR was affected by the abnormally high frequency of natural disasters throughout the world, and particularly, in 2005, due to a storm in Europe, five hurricanes in the United

States and Mexico, and a number of large claims for natural occurrences that were smaller in scope. Hurricanes Katrina, Rita and Wilma generated a total claims expense estimated before taxes and retrocessions, of EUR 177.6 million at the end of 2005. The storms Erwin/Gudrun generated a total claims expense estimated before taxes and retrocession of EUR 21.5 million, while hurricanes Stan and Emily, the floods in Europe and the Mumbai flood in India generated a total claims expense estimated before taxes and retrocession of EUR 40 million.
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
The unprecedented loss that hit the industry over prior years led to pricing adjustments that were needed and expected by reinsurers. Although Property-Casualty rates did not reach the level of 2002, they remained hard in 2003, 2004, and, to a lesser extent, 2005. This was true for the business overall, and more particularly for some Casualty lines which, due to persistent poor developments over recent years, were first in need of pricing reevaluations. The Life/ Accident and Health markets continued to develop, offering reinsurance opportunities to respond to new needs of new operational structures.
As the performance of financial markets and reinsurers improves and reinsurance capacity increases, however, ceding companies are more inclined to ask for price reductions in the most profitable lines of business and underwriting quality tends to decline. After three years of strong premium rate increases, the reinsurance industry has been experiencing a plateau in most lines of business in 2005, except general liability, and a moderate decrease in the reinsurance market in 2005. See “Item 3.D. Risk Factors – The insurance and reinsurance sectors are cyclical, which may impact our results”.
Exchange Rate Fluctuations
The following table sets forth the value of one euro in our subsidiaries’ main functional currencies, used in the preparation of the Group’s consolidated financial statements for balance sheet items (year-end exchange rates) and income statement items (average yearly rates) as published by Natexis bank at each month end.

	Value of one euro in each currency

	Year-end exchange rates			Average annual exchange rates for
	as of December 31,			the year ended December 31,

	2003	2004	2005	2003	2004	2005

U.S. Dollar	1.263	1.3604	1.182	1.141	1.244	1.240
Canadian Dollar	1.623	1.648	1.380	1.587	1.619	1.502
British Pound	0.705	0.709	0.688	0.693	0.679	0.682
Singapore Dollar	2.145	2.228	1.968	1.986	2.010	2.061
SCOR books its operations in approximately 100 local currencies. All these currencies are then converted into euro. The fluctuation of the main transaction currencies of the Group in comparison to the euro has an important impact on income statement items and balance sheet items. In particular, when a currency is not matched (i.e. there is a surplus in assets or liabilities in one currency), the variation of exchange rate from one period to another has a direct impact on the foreign exchange result. See “Item 3.D. Risk Factors – We are exposed to the risk on foreign exchange rates”.

Business Segments
Our operations are organized into the following two business segments: the Property-Casualty segment and the Life/Accident & Health segment. Property-Casualty segment is further organized into two sub-segments: Property & Casualty Treaty and Large Corporate Accounts’ treaties underwritten on a facultative basis. Within each segment, we write various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our consolidated financial statements reflect the activities of each segment.
Credit, Surety and Political Risks relates to reinsurance treaties, either proportional or non-proportional, with companies specialized in credit insurance.
In 2004, SCOR merged its Credit, Surety and Political Risks business into a sub segment of its Non-Life segment in its financial statements since it was a relatively small treaty business and, accordingly, its Credit, Surety and Political Risks business is no longer treated as a separate business segment in its financial statements. The presentation contained herein has been revised for prior years to reflect such reclassification.
SCOR’s Alternative Reinsurance Treaty business has been limited to underwriting within its Bermudan subsidiary, Commercial Risk Partners, which has been in run-off since January 2003. Therefore, in 2004, SCOR merged its ART business into a sub segment of its Property-Casualty segment in its financial statements since SCOR is no longer active in this business. The presentation contained herein has been revised for prior years to reflect such reclassification.
Consolidated Results of Operations
We recorded a net profit of EUR 165 million for the year ended December 31, 2005 compared to a net profit of EUR 247 million in 2004 and a net loss of EUR 512 million in 2003. The following discussion addresses the principal components of our revenues, expenses and results of operations in each of those years.
Premiums
Gross premiums written
The following table sets forth the Group’s gross premiums written for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Gross premiums written
Property-Casualty
Treaty Property-Casualty	1,690	1,064	996
Credit, Surety & Political Risks	65	38	52
Large Corporate accounts	569	261	335

Alternative Reinsurance	(1)	2	0

Total Property-Casualty	2,323	1,365	1,383
Life/Accident & Health	983	880	875

Total	3,306	2,245	2,258

Gross premiums written increased by 1% in 2005 from EUR 2,245 million in 2004 to EUR 2,258 million in 2005. In 2004, gross premiums decreased by 32% from EUR 3,306 million in 2003 to EUR 2,245 million in 2004. The one-third reduction in the volume of gross written premiums in each of 2004 and 2003 resulted primarily from the combination of the following constraining factors: the implementation of the “Back on Track” plan, the lowering of the Group’s financial strength ratings and, in 2003, the negative impact of the fluctuations in exchange rates.

In 2005, the Property-Casualty segment represented 61% of our overall gross premiums written, compared to 61% in 2004 and 70% in 2003. Within the Property-Casualty segment, Property-Casualty Treaty accounted for 72% of overall gross premiums written in 2005, compared to 78% in 2004 and 73% in 2003, while Large Corporate Accounts represented 24% of overall gross premiums written in 2005, compared to 19% in 2004 and 24% in 2003. Credit, Surety and Political Risks’ share represented 4%, 3% and 3% of Property-Casualty overall gross premiums written in 2005, 2004 and 2003, respectively, while Alternative Reinsurance still represented 0% of Property-Casualty overall gross premiums written in 2003, 2004 and 2005 following the Group’s decision to cease business underwritten by CRP.
Life/Accident & Health represented 39% of overall gross premiums written in 2005, compared to 39% in 2004 and 30% in 2003.
Conclusion of the “Back on Track” plan and implementation of the “SCOR Moving Forward” plan. SCOR’s “Back on Track” plan was implemented in 2002 and was effective for both 2004 and 2003 renewals. Pursuant to the “Back on Track” plan, SCOR has shifted its underwriting towards:

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
This restructuring plan refocused underwriting activities on profitable businesses such as Life/Accident & Health, Large Corporate Accounts and Property & Casualty Treaty. The plan also refocused on profitable regions. The “Back on Track” plan included the exit of a number of unprofitable lines of business in the U.S. as well as the discontinuation of alternative risk transfer and credit derivatives underwriting.
In 2004, the plan had met its four major objectives, including:

•	strengthening the Group’s reserves;

•	replenishing the Group’s capital base through two capital increases;

•	right-sizing the Group by reducing premium underwriting and implementing the Group’s new underwriting policy, focusing on “short tail”, non-proportional treaties and large business underwriting in Property-Casualty, either primary or through large facultatives, when capacity and pricing are adequate; and

•	restructuring the Group, particularly by putting in place a new board of directors, new management and new procedures.
In the second half of 2004, the Board of Directors adopted a new strategic plan for 2005 through 2007, entitled “SCOR Moving Forward”. The “SCOR Moving Forward” plan is a business model designed to achieve SCOR’s objectives through a profitability-focused underwriting plan and an optimal allocation of the capital base throughout the different stages of the business cycle. The plan seeks to maintain SCOR’s client base in Europe, Asia, North America, and emerging countries, and regain shares in treaties where premium rates, terms and conditions meet the Group’s return on equity requisites. On the basis of this modeling of underwriting policy for 2005 through 2007, the Group’s objective is to maintain profitability and ensure solvency.
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
On August 1, 2005, the ratings agency S&P raised SCOR’s financial solvency rating from BBB+ to A-. The rating for the Group’s senior debt was also raised from BBB+ to A- and subordinated debt from BBB- to BBB. The outlook for the rating is stable.
On November 8, 2005, A.M. Best confirmed the financial solvency of SCOR (Paris) and its principal subsidiaries to “B++” (Very Good). The outlook for the rating is positive.
On October 7, 2005, Moody’s Investors Service announced that it had upgraded SCOR’s Insurance Financial Strength Rating from Baa2 to Baa1, its Senior Debt from Baa3 to Baa1, and Subordinated Debt from Ba2 to Baa3. The outlook for these ratings is positive.
Fluctuations in exchange rates. In 2004, the fluctuation of exchanges rates was limited, with the Group’s gross written premiums decreasing by 31% in 2004 compared to 2003 on a constant exchange rate basis as compared to 32% at current exchanges rates. In 2005 the Group’s gross written premiums increased 1% at both current and constant exchange rates.
Net premiums written
The following table sets forth the Group’s net premiums written for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Net premiums written
Property-Casualty
Treaty Property-Casualty	1,580	1,014	942
Credit, Surety & Political Risks	63	38	51
Large Corporate accounts	461	227	287

Alternative Reinsurance	(1)	3	0

Total Property-Casualty	2,103	1,282	1,280
Life/Accident & Health	885	844	841

Total	2,988	2,126	2,121

Net premiums written constitute gross premiums written during the financial year, net of retrocession, including unearned premiums. Net premiums written remain steady from EUR 2,126 million in 2004 to EUR 2,121 million in 2005, reflecting primarily the slight increase in gross premiums written of 1%. During 2004, net premiums written decreased by 29% from EUR 2,988 million in 2003 to EUR 2,126 million in 2004, reflecting the decrease in gross premiums written.
The premiums retroceded increased by 16% in 2005 and 63% in 2004 from EUR 318 million in 2003 to EUR 118 million in 2004 and EUR 137 million in 2005 due to the increase of the worldwide reinsurance rates and reflected the slight decrease of the overall retention level from 95% in 2004 to 94% in 2005 compared to 90% in 2003. Our retention level for premiums is computed as net premiums divided by gross premiums.

Revenues
Our consolidated total revenues decreased by 3% to EUR 2,486 million in 2005 compared to EUR 2,551 million in 2004 due primarily to a 6% decrease in net premiums earned and, to a lesser extent, a 7% increase in net investment income and a 136% increase in net realized gain on investments.
In 2004, our consolidated total revenues decreased by 32% from EUR 3,767 million in 2003 to EUR 2,551 million in 2004 due primarily to a 34% decrease in net premiums earned and, to a lesser extent, a 13% decrease in net investment income and a 64% decrease in net realized gain on investments.
Net premiums earned
The following table sets forth the Group’s net premiums earned for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Net premiums earned
Property-Casualty
Treaty Property-Casualty	1,670	1,120	937
Credit, Surety & Political Risks	122	51	51
Large Corporate accounts	504	253	240
Alternative Reinsurance	159	3	0

Total Property-Casualty	2,455	1,427	1.227

Life/Accident & Health	869	800	859

Total	3,324	2,227	2,086

Net premiums earned decreased by 6% in 2005 from EUR 2,227 million in 2004 to EUR 2,086 million in 2005 and represented 84% of our consolidated total revenues in 2005 compared to 90% in 2004. The overall decrease in net premiums earned resulted primarily from decreases of 16% in Treaty Property-Casualty, 5% in Large Corporate Accounts, no change in Credit, Surety & Political Risks, no premiums earned in Alternative Reinsurance and an increase of 7% in Life/ Accident & Health. The decreases in net premiums earned were due to a 1% increase in gross written premiums in 2005 and a 32% decrease in gross written premiums in 2004.
Net premiums earned decreased by 33% in 2004 from EUR 3,324 million in 2003 to EUR 2,227 million in 2004 and represented 90% of our consolidated total revenues in 2004 compared to 89% in 2003. The overall decrease in net premiums earned resulted primarily from decreases of 33% in Treaty Property-Casualty, 50% in Large Corporate Accounts, 58% in Credit, Surety & Political Risks, 98% in Alternative Reinsurance and 8% in Life/ Accident & Health. The decreases in net premiums earned were due to a 32% decrease in gross written premiums in 2004 and a 33% decrease in gross written premiums in 2003.
Net Income from investments
Net income from investment is comprised of investment income, investment expenses and realized capital gains and losses.
Investment income increased from EUR 365 million in 2004 to EUR 372 million in 2005 primarily due to a decrease in revenue from fixed-maturity securities from EUR 244 million in 2004 to EUR 221 million in 2005, an increase in revenue from equity securities from EUR 6 million in 2004 to EUR 7 million in 2005 and from trading equity securities from EUR 3 million in 2004 to EUR 49 million in 2005 and a decrease in short term investments from EUR 112 million in 2004 to EUR 95 million in 2005. Approximately 79% of invested assets were invested in fixed-maturity securities in 2005, compared to approximately 79% in 2004. Invested assets increased by 1% from EUR 6,637 million in 2004 to EUR 6,658 million in 2005.

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
Investment expenses, mainly comprised of financial expenses, decreased from EUR 83 million in 2004 to EUR 71 million in 2005, mainly as a result of a decrease in other financial expenses.
Investment expenses decreased from EUR 89 million in 2003 to EUR 83 million in 2004.
Realized capital gains on investments increased from EUR 42 million in 2004 to EUR 99 million in 2005 primarily due to the sale of fixed and equity securities. In 2005, realized capital gains on investments amounted to EUR 99 million and consisted of EUR 48 million from the sale of fixed-maturity securities, EUR 45 million from the sale of equity securities and EUR 6 million on short term investments.
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
Expenses
In 2005, the Group’s consolidated total expenses increased by 2% to EUR 2,393 million, compared to EUR 2,356 million in 2004, or four points more than the reduction in total revenues. In 2004, the Group’s consolidated total expenses decreased by 41% to EUR 2,356 million, compared to EUR 3,976 million in 2003, or 9% more than the reduction in total revenues.
Total incurred claims decreased by 3% in 2005, while the volume of premiums earned decreased by 6% primarily due the commutations made on both Non-Life and Life business. Total incurred claims decreased by 49% in 2004, notwithstanding the reserve increases noted below, while the volume of earned premiums decreased by 33%.
Non-Life claims decreased by 1% in 2005 to EUR 1,168 million, resulting in a loss ratio of 75% in 2005 (69% in 2004), compared to a decline in Non-Life earned premium volumes of 8%. This 1% decrease resulted from commutations made on the U.S. and European business for EUR 339 million and from the increase in natural catastrophes, including hurricane Katrina in the US, which amounted to EUR 168 million.
Non-Life claims decreased by 57% in 2004 to EUR 1,176 million, resulting in a loss ratio of 69% in 2004 (98% in 2003), compared to a decline in Non-Life earned premium volumes of 39%. This decrease resulted from a combination of a better loss ratio in 2004 and the impact of EUR 272 million re-reserving in 2003 on U.S. Treaties. Losses were impacted in 2004 by hurricanes in the U.S. and Caribbean, typhoons in Asia and additional World Trade Center reserves, all of which amounted to EUR 96 million, net of retrocession, in 2004.
Life claims decreased by 8% to EUR 414 million in 2005 compared to EUR 451 million in 2004 primarily due to the commutations made on Life business for EUR 265 million. Life claims increased by 7% to EUR 451 million in 2004 compared to EUR 421 million in 2003 primarily due to a 2% increase in Life premiums earned in 2004.
Policy acquisition costs and commissions decreased by 8% to EUR 521 million in 2005, compared to EUR 568 million in 2004. This decrease is 2 percentage points more than the reduction in earned premiums. Underwriting and administration expenses increased by 4% in 2005 to EUR 141 million compared to EUR 135 million in 2004.
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
Foreign exchange loss amounted to EUR 81 million in 2005 compared to a gain of EUR 37 million in 2004.
Foreign exchange gain of EUR 37 million in 2004 compared to a gain of EUR 147 million in 2003 was primarily due to better matching by the Company of the currencies of assets and liabilities denominated in foreign currency. As a result, the depreciation of the U.S. dollar against the euro did not have as large of a positive effect on the Company in 2004 compared to prior years.
Following the purchase of the minority interests of IRP, goodwill of EUR 3 million has been totally impaired in 2005. No impairment of goodwill occurred in 2004 and 2003.
Interest expenses were EUR 48 million in 2005 compared to EUR 49 million in 2004 and EUR 33 million in 2003. On January 1, 2005, SCOR reimbursed its OCEANE bonds issued in June 1999 with the proceeds from the 2004 OCEANE bond issuance, together with available cash.
Other operating expenses were EUR 17 million in 2005 compared to EUR 14 million in 2004 and EUR 19 million in 2003. Other operating expenses were comprised mainly of provisions for risks and charges, depreciation on bad debt and amortization of fixed assets.
In 2005, the ratio of underwriting and administration expenses to gross premiums written was 6%, compared to 6% in 2004 and 4.8% in 2003.
Income taxes
The total rate of income tax on French corporations applied on taxable income in 2005 was 34.93% compared to 35.43% applied in 2004 and 2003. The total rate of income tax on French corporations to be applied on taxable income decreased to 34.93% in 2005 and is scheduled to be decreased to 34.43% in 2006. In 2003, French tax law changed to authorize unlimited carry forward of tax losses compared to 5 years previously.
In 2005, the Group recorded a net income tax benefit of EUR 72 million compared to an income tax benefit equal to EUR 73 million in 2004 and an income tax expense of EUR 287 million in 2003.
The 2005 net income tax benefit consisted of tax benefit computed at the statutory rate equal to EUR 71 million, net of the change in valuation allowance on deferred tax assets resulting from tax loss carry forwards. The 2005 net income tax was partially offset by certain tax-exempt expenses equal to EUR 4 million and in the reduction in French corporate tax rates for 2005, which amounted to EUR 5 million.
The 2004 net income tax benefit consisted of tax benefit computed at the statutory rate equal to EUR 49 million, net of the change in valuation allowance on deferred tax assets resulting from tax loss carry forwards. The 2004 net income tax benefit was partially offset by certain tax-exempt benefits equal to EUR 14 million, the reduction in French corporate tax rates for 2004, which amounted to EUR 12 million, and by an increase in the tax on capitalization reserve and other items amounting to EUR 2 million.
In 2004 and 2005, respectively, the Company recorded a EUR 133 million and EUR 111 million reduction to the valuation allowance on French net operating losses, mainly due to improvements in the profitability and actions taken by management to sustain profitability in the future.
At December 31, 2003, the most significant factor affecting net income tax expense was a tax loss resulting from an additional valuation allowance on deferred tax assets in accordance with SFAS 109 due to a net loss of SCOR U.S. and SCOR on a consolidated basis for three consecutive years. The net impact of this additional valuation allowance on income tax is EUR 353 million. The 2003 net income tax expense consisted of a tax loss computed at the statutory rate equal to EUR 282 million, including the write off of deferred tax assets resulting from tax loss carry forwards. This net income tax loss was also due to certain tax-exempt expenses (EUR 9 million), the reduction in French Corporate tax rates for 2003 (EUR (4) million), and on a tax on a capitalization reserve and other items for EUR 10 million.

Minority interests
There were no minority interests in 2005 compared to EUR 24 million in 2004 and EUR 26 million in 2003. The decrease in 2005 was due to the purchase of the remaining minority interests of IRP Holdings Limited business. The decrease in 2004 is due to the decrease of IRP business.
Income from investments accounted for under the equity method
Income from investments accounted for under the equity method were nil in 2005, compared to EUR (1) million in 2004 and 1 million in 2003.
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
SOP 03-1 was effective for financial statements for fiscal years beginning after December 15, 2003 and was adopted by the Group on January 1, 2004. The adoption resulted in a one-time cumulative accounting gain of approximately EUR 5 million before taxes, or EUR 4 million after taxes, reported as a “Cumulative effect of change in accounting principle, net of taxes” in the results of operations for the year ended December 31, 2004. This gain reflects the impact of reducing reserves for future policy benefits for certain annuity contracts in the U.S., offset by additional reserves for certain annuitization benefits and net of the related impact on amortization of PVFP.
Underwriting Results
Property-Casualty
The Property-Casualty segment is divided into four operational sub-segments: Property-Casualty Treaty, including the proportional and non-proportional treaty classes of property, casualty, marine, aviation and transportation, and construction reinsurance; Facultatives and Large Corporate Accounts, or SCOR Business Solutions, including the Group’s large facultatives business; Credit, Surety and Political Risks; and Alternative Reinsurance (ART).

The following table sets forth premium, loss and expense data, and related ratios, for our Property-Casualty segment for the periods indicated:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Gross premiums written	2,323	1,365	1,383
Net premiums written	2,103	1,282	1,280
Net premiums earned	2,455	1,427	1,227
Net loss and LAE	2,507	999	916
Net commissions and expenses(1)	613	461	393
Underwriting (loss)	(673)	(17)	(82)
Loss ratio	102%	70%	75%
Expense ratio(1)	25%	32%	32%
Combined ratio	127%	102%	107%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.
Gross Property-Casualty premiums written increased by 1% in 2005 compared to 2004 and decreased by 41% in 2004 compared to 2003. This slight increase in 2005 reflected a reverse trend and the first steps of the “moving forward” action plan. In 2004 and 2003, favorable premium rates and renewal terms and conditions remained on the whole in line with expectations and SCOR continued to focus on profitable activities, particularly on short to medium tail business.
In 2005, Property-Casualty Treaty gross premiums decreased by 6%, Large Corporate Accounts gross premiums increased by 28% and Credit, Surety and Political Risks gross premiums increased 37%. The Property Casualty business, Large Corporate Accounts and Credit and Surety businesses represented 72%, 24% and 4% of the Property-Casualty segment, respectively, in 2005 compared to 78%, 19% and 3%, respectively, in 2004. Net premium earned showed a 14% decrease in 2005 compared to 2004, reflecting the impact of the diminution of unearned premium brought forward after two consecutive years of reduced activity. Gross written premiums showed a slight 1% increase compared to 2004 while net written premium remained stable.
In 2004, Property-Casualty Treaty gross premiums decreased 37%, Large Corporate Accounts gross premiums decreased 54% and Credit, Surety and Political Risks gross premiums decreased 42%. The Property Casualty business, Large Corporate Accounts and Credit and Surety businesses represented 78%, 19% and 3% of the Property-Casualty segment, respectively, in 2004 compared to 73%, 24% and 3%, respectively, in 2003. Net premium earned showed a 42% decrease in 2004 compared to 2003, reflecting premiums earned in 2004 from 2003, while gross and net written premiums decreased by 41% and 39%, respectively.
The retention level of the Property-Casualty segment decreased by 1 percentage point to 93% in 2005 and increased by 3 percentage points to 94% in 2004. The 2005 combined ratio of the Property-Casualty segment was 107% compared to 102% in 2004. This decline, that represented an increase of 5 points of the loss ratio in 2005 compared to 2004, was primarily due to the occurrence of large catastrophe losses throughout the year. The combined ratio of the Property-Casualty segment was 102% in 2004 compared to 127% in 2003.
Our credit and surety business consists primarily of our surety business outside of the United States, including insuring commitments of financial institutions against the risk of default of their borrowers. The Group stopped the underwriting of its credit derivatives business in November 2001.
After two consecutive years of reduction in the volume of premium income, the Group increased its Credit, Surety & Political Risk gross written premiums by 37% in 2005 compared to a reduction of 42% in 2004 and 47% in 2003. This increase is partially attributable to the new opportunities offered in 2005 as well as the completion of the reductions made on past portfolios and on the Group’s surety business in the United States. In 2005, Credit, Surety & Political Risk earned premiums remained at the same level as in 2004, compared to a decrease of 58% in 2004 and a decrease of 20% in 2003, due to the starting over of the activity. On December 1,

2003, SCOR removed its credit derivative exposures by entering into an agreement with Goldman Sachs to hedge the Group entirely against all credit events that occur on or subsequent to that date, representing a maximum loss amount of USD 2.5 billion. The overall cost for SCOR, including a related commutation transaction that took place at the beginning of the fourth quarter of 2003, amounted to EUR 45 million.
Commercial Risk Partners, the ART Bermuda-based subsidiary of SCOR, ceased writing business in January 2003. During the first quarter of 2003, SCOR began Commercial Risk Partners’ sales negotiations and started commutation negotiations with its largest ceding companies. By year-end, the sale of CRP was no longer pursued, but SCOR had succeeded in commuting approximately 60% of its alternative risk transfer portfolio. Due to the termination of activity, Commercial Risk Partners had no gross premiums written in 2003, 2004 or 2005. Commercial Risk Partners’ net premiums earned from the run-off operations was EUR 0 million in 2005 compared to EUR 0 million in 2004 and EUR 159 million in 2003, reflecting its run-off status.
The occurrence in 2005 of successive hurricanes Katrina, Wilma and Rita, caused the highest catastrophe loss ever registered in the insurance industry within a year. These major events, coupled with storm Gudrun, floods in Eastern Europe and various other natural catastrophes generated a global net pre-tax catastrophe loss of EUR 168 million for the 2005 Property-Casualty Group operations. The SCOR Group, however, still benefiting from its ongoing selective underwriting policy believes it was less exposed than the majority of its competitors to these adverse losses emanating from natural events in 2005. As a consequence, the overall Group Property-Casualty net loss ratio deterioration was limited to 5% and the net loss ratio was 75% in 2005 compared to 70% in 2004.
SCOR actively pursued its efforts to commute certain lines of business and during the course of 2005 reduced its gross Property-Casualty liabilities by EUR 314 million in connection with its run-off portfolios in North America and by EUR 25 million in connection with its asbestos and environmental liabilities in Europe.
In 2004, the loss ratio decreased to 70% despite the fact that the claims related to natural catastrophes represented a net cost of EUR 76 million for the Property-Casualty segment compared to EUR 72 million in 2003. Following a second phase verdict returned on December 6, 2004 by a New-York jury regarding the WTC tower losses, SCOR decided to book an additional, net of retrocession, reserve of EUR 20 million in the fourth quarter of 2004. In 2004, SCOR, like most other reinsurers, was affected by the unusually high frequency of events, including four hurricanes in the United States and Caribbean and a number of typhoons in Asia. The decrease of the reserves in 2004 reflects the evolution of the exchange rate, particularly the weakening of the U.S. Dollar, which accounted for approximately EUR 350 million, a large commutation in July 2004, which accounted for approximately EUR 70 million, and the run-off of ART, which accounted for approximately EUR 102 million.
In 2003, the increase in our loss reserves, based on a comprehensive review of our claims reserves at best estimate in September 2003, amounted to EUR 233 million and contributed 11 percentage points to our Property-Casualty loss ratio of 102% in 2003. The amount of claims related to natural catastrophes represented a net charge of EUR 72 million in 2003, including EUR 31 million for storms in the Midwest of America, EUR 18 million for typhoon Maemi in South Korea, EUR 12 million for floods in Italy and EUR 11 million for floods in Southwest France, compared to a net charge of EUR 94 million in 2002 for floods in Central Europe.
Property-Casualty commissions and expenses ratio remained stable at 32% between 2004 and 2005.

Life/Accident & Health
The following table sets forth premium, loss and expense data, and related ratios, for the Group’s Life/Accident & Health segment for the years indicated:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Gross premiums written	983	880	875
Net premiums written	885	844	841
Net premiums earned	869	800	859
Net loss and LAE	653	628	666
Net commissions and expenses(1)	319	266	269
Underwriting (loss)	(104)	(94)	(76)
Loss ratio	75%	79%	78%
Expense ratio(1)	37%	33%	31%
Combined ratio	112%	112%	109%

(1)	Expenses include direct charges of each business segment and indirect charges allocated by business segment pro rata according to direct expenses.
The Life/Accident & Health gross written premiums decreased by 1% in 2005 compared to 2004 mainly from the reduction of the volume of premiums underwritten in the United States. On the one hand, SCOR Vie compensated the natural erosion of business by new business acquired and comforted its leadership in France regarding long term care reinsurance. On the other hand, SCOR Life Re reduced its overall premium income by reducing its Annuity accounts but maintained a satisfactory level of premium income on its other lines of business.
In 2004, the gross written premiums decreased by 11% compared to 2003. This reduction, which impacted the Accident & Heath segment resulted primarily from the Accident & Health segment in which Accident and Medical Care decreased.
In 2005, net premiums written showed a slight increase below 1% point of variation compared to 2004. As a result, the retention level for 2005 remained steady at 96% as in 2004.
In 2004, net premiums written decreased by 5% compared to 2003. As a result, the retention level for 2004 increased to 96% from 90% in 2003. This 6% percentage point increase in the overall retention level of this segment was principally due to an increase of the retention on the Life/Death class of business.
Net premiums earned in 2005 increased by 7% compared to 2004 as a result of the reduction of unearned premiums closed at year end caused by the combined reduction of a certain contract covering the reinsurance of the person in Europe and the general reduction of the Accident & Health lines of business in the United States.
The 8% decrease in net premiums earned in 2004 compared to 2003 was more pronounced than the decrease in net written premiums in the same period due to the acquisition of the premiums on Long Term Care contracts, which have a larger acquisition period.
During the period from the 2000 to 2003 balance sheet years, newly obtained experience data for the industry in general and SCOR revealed medical cost inflation in the United States significantly exceeding original projections. Indeed, the actual medical consumer price index exceeded SCOR’s original projection of 7% per annum and turned out to be 14%. This effect was progressive and was recognized accordingly across these balance sheet years.
This increase happened after a few years of relatively low increases in medical costs due to the introduction of the Health Management Organizations (HMO). In the late 1990s, the effectiveness of HMOs diminished and medical expenses increased dramatically. This development was not expected by the non life insurance industry. This caused SCOR and other members of the industry to reevaluate the impact of medical costs on all of the reserves for U.S. Casualty lines of business, particularly those relating to U.S. workers compensation for underwriting years 1997, 1998, 1999 and 2000. The increase in reserves on the balance sheet at SCOR U.S. over the period totaled approximately EUR 929 million comprising an increase of EUR 206 million, 201 million, 197 million and 325 million in 2000, 2001, 2002 and 2003, respectively. These increases in reserves were reflected in Property-Casualty claims in the consolidated statement of operations for the corresponding year. No change in actuarial methods was made. SCOR also revised the reserves corresponding to CRP’s business in 2000 to 2003. The net technical result of these operations corresponded respectively to a loss of EUR 14 million in 2000, a loss of EUR 60 million in 2001, a loss of EUR 240 million in 2002 and a loss of EUR 170 million in 2003. These increases in reserves were reflected in Property-Casualty claims in the consolidated statement of operations for the corresponding year. No change in actuarial methods was made.
In 2005, commissions and expenses remained at a level very close to that reached in 2004. As a consequence the expense ratio decreased by two percentage points to 31% due to the increase of the net earned premiums.
In 2004, commissions and expenses decreased by 17% from 2003 due to new regulation SOP 03 01 which accelerated the amortization of the value of business acquired on the SCOR Life Re portfolio, when net premiums earned decreased 8%.
In 2005, the loss and LAE ratios remained at the same level as in 2004. Globally, the Life/Accident & Health operations showed satisfactory developments in 2005 both for current and prior accident years and the net Life/Accident & Health loss ratio stood at 78% for the second consecutive year. Also, the 2005 accounting year benefited from the release of almost the totality of the provision made at the end of 2004 for the December tsunami, having been over estimated by cedents compared with final indemnifications. During the year, SCOR effected commutations regarding its Life/Accident & Health activity for a total amount of EUR 265 million.

B.	LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resources
The following table sets forth the Group’s summarized cash flows statements:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Net cash flows provided by (used in) operating activities	(98)	(229)	(742)

Net cash flows provided by (used in) investing activities	258	(450)	584

Net cash flows provided by (used in) financing activities	50	846	(242)

Effect of exchange rate changes on cash	21	(135)	171
Cash and cash equivalents at beginning of year	1,788	1,824	1,798
Effect of changes in exchange rates on cash beginning	(195)	(58)	97

Cash and cash equivalents at end of year	1,824	1,798	1,666

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
In the reinsurance business, operating cash flow is primarily provided by premiums written and cash is primarily used by the subsequent payment of claims. In an increasing or stable business environment, premiums received are ordinarily higher than the claims paid on prior years and the current year and generate a positive operating cash-flow. In a decreasing business environment, premiums received decrease while at the same time claims paid relating to prior years ordinarily increase, generating, as a consequence, a negative operating cash-flow.
Our operating cash outflows include claim settlements. Since cash inflow from premiums is received in advance of cash outflow required to settle claims, we accumulate funds that we invest. SCOR’s asset/liability management strategy entails minimizing asset risk, since SCOR’s core business activity, reinsurance, can expose SCOR to significant uncertainty regarding the expected timing of its liabilities. In addition, changes in SCOR’s underwriting strategy and the run-off of certain business segments have impacted the composition of SCOR’s liabilities. Consequently, SCOR has historically maintained a conservative investment policy. In general, SCOR invests in liquid, high-grade securities, with a majority (64%, 63% and 63% for each of 2003, 2004 and 2005, respectively) of its investments in fixed maturities, and a significant portion of its investments in cash and cash equivalents (22%, 21% and 20% for each of 2003, 2004 and 2005, respectively) in order to maintain sufficient liquidity to meet its expected liabilities together with a reasonably possible deviation from these expected liabilities. As a result, liquidation of fixed maturity securities should not be necessary in the ordinary course of business. As a general practice, the Group does not invest in derivative securities for the purpose of managing the relative duration of its assets and liabilities. Similarly, assets are generally invested in currencies corresponding to those in which the related liabilities are denominated in order to minimize exposure to currency fluctuations. The Group does use currency spot and forward contracts, as well as swap and other derivative contracts, to a limited extent, to manage its foreign currency exposure.
The Group’s balance of cash and cash equivalents was EUR 1,666 at December 31, 2005 compared to EUR 1,798 million at December 31, 2004 and EUR 1,824 million at December 31, 2003.
Net cash used by operations was EUR 742 million in 2005 compared to EUR 229 million in 2004 and EUR 98 million in 2003. The significant decrease in cash flow used in operating activities in 2005 was primarily due to the commutations made on SCOR U.S. and CRP business for approximately EUR 339 million and on Life/Accident & Health Business for approximately EUR 265 million.
In 2005, the Property-Casualty technical provisions for claims and unearned premiums decreased by EUR 401 million due to several commutations during the first half of 2005 made on business underwritten by SCOR U.S. and our Bermudian subsidiary CRP and on the European market which accounted for approximately EUR 339 million. The Life/Accident & Health technical provisions decreased by EUR 223 million due to commutations made on Life/Accident & Health business which accounted for approximately EUR 265 million.
In 2004, the Property-Casualty technical provisions decrease for claims (EUR (662) million) and unearned premiums (EUR (167) million) was a result of the decrease in our activities in accordance with the “Back on Track” plan which was completed at the end of the 2004 financial year. The decrease of reserves in 2004 is primarily due to the impact of exchange rate fluctuations, principally the weakening of the U.S. Dollar, which accounted for approximately EUR 350 million, a large commutation in July 2004, which accounted for approximately EUR 70 million and the run-off of our Bermudan subsidiary CRP, which accounted for approximately EUR 102 million.
In 2003, the Property-Casualty technical provisions decrease for claims (EUR (230) million) and unearned premiums (EUR (375) million) was a result of the decrease in our activities in accordance with the “Back on Track” plan which we started during the fourth quarter of 2002. In 2003, net cash used in operating activities was primarily due to an increase in our reserves related to certain reinsurance contracts in the United States prior to 2002 by EUR 272 million and the commutation of business underwritten by our Bermudan subsidiary CRP.
Changes in assets and liabilities resulted in net cash used of EUR 66 million in 2005 compared to net cash used of EUR 72 million in 2004. This net cash used in 2005 was mainly due to an increase of the balance receivable mostly linked to the upturn of the reinsurance cycle.
Changes in assets and liabilities resulted in net cash used of EUR 72 million in 2004 compared to net cash provided of EUR 125 million in 2003. This cash used in 2004 was mainly due to an increase of the cash deposits of EUR 266 million partly compensated by a decrease of the balance receivable of EUR (205) million due to the 29% reduction in premiums.
Net cash provided by investing activities was EUR 584 million in 2005 compared to net cash used of EUR 450 million in 2004 and cash provided by investing activities of EUR 258 million in 2003. For 2005, our investing activities consisted primarily of a net sale of fixed maturity securities amounting to EUR 921 million, the sale of one building amounting to EUR 18 million and a purchase of equity securities amounting of EUR 351 million.
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
Net cash used by the Group’s financing activities was EUR 242 million in 2005 compared to cash provided of EUR 846 million in 2004 and EUR 50 million in 2003. Net cash used by financing activities in 2005 was primarily due to the redemption of OCEANE bonds 1999-2005 reimbursed on January 1, 2005 for EUR 225 million, the payment of IRP Holding minority interests of EUR 183 million and the payment of a dividend distributed on 2004 results of EUR 24 million, less the issuance of 149,500,000 shares at a subscription price of EUR 1.56 on June 22, 2005, resulting in a capital increase of EUR 224 million.
Net cash provided by the Group’s financing activities was EUR 846 million in 2004 compared to EUR 50 million in 2003 and EUR 395 million in 2002. Net cash provided by financing activities in 2004 was primarily due to the issuance of 682,724,225 shares at a subscription price of EUR 1.10 on January 7, 2004, resulting in a capital increase of EUR 708 million, and a new OCEANE bond issuance on July 2, 2004 for EUR 200 million.
Net cash provided by financing activities in 2003 was due primarily to proceeds of long-term borrowings of EUR 209 million, and was partially offset by repayments of borrowings for EUR 114 million and our acquisition of minority interests in IRP for EUR 40 million.
At December 31, 2005, the Group had approximately EUR 99 million available in unused short and long-term credit lines, compared to approximately EUR 44 million at December 31, 2004 and EUR 50 million at December 31, 2003. For additional information, see below under “Item 5.E. Off-Balance Sheet Arrangements”. As of December 31, 2005, SCOR believes that its working capital is sufficient for its present requirements.
At December 31, 2005, the Group had letters of credit outstanding with a face amount of EUR 1,090 million.
The principal agreements relating to the Group’s letters of credit facilities as of December 31, 2005 are as follows:
EUR 75 million renewable credit facility with BNP Paribas
For a description of this credit facility, see “Item 7.B. Related Party Transactions”.
This credit facility was never utilized and was terminated in May 2006.

EUR 25 million renewable credit facility with Deutsche Bank Luxembourg
On May 30, 2005, the Company entered into a renewable credit facility agreement with Deutsche Bank Luxembourg, the purpose of which is to provide the Company with short-term cash facilities to finance its general cash needs. The Credit Facility Agreement is for a term of twelve months from the date of signature. The credit may be used in the form of revolving drawdowns up to a maximum of EUR 25 million.
To guarantee its obligations under the Credit Facility Agreement, the Company is required to pledge either French Treasury Bonds (OAT) in an amount at least equal to 105% of the drawn amount, or shares for an amount at least equal to 125% of the drawn amount, or bonds in an amount at least equal to 110% of the drawn amount.
This credit facility was never utilized and was terminated in June 2006.
SCOR stand-by letters of credit facility with BNP Paribas
For a description of this stand-by letters of credit facility, see “Item 7.B. Related Party Transactions”.
The outstanding amount under the facility as at December 31, 2005 is USD 18.1 million.
SCOR VIE stand-by letters of credit facility
On November 14, 2003, in the context of the contribution of the Life business of SCOR to SCOR Vie, SCOR Vie entered into a stand-by letter of credit facility agreement with the banking syndicate referred to above. The purpose of this facility agreement is also to secure SCOR VIE’s obligations with respect to ceding companies. The initial amount of the facility was USD 110 million and was subsequently reduced by amendment to USD 85 million. As in the case of the SCOR credit facility, this credit facility requires the payment of similar banking fees and provides for similar covenants and events of default. The outstanding amount of the letters of credit is also secured by collateral given to the banking syndicate in the form of French Government OAT Bonds for an aggregate amount equal to 105% of such amount. This agreement was terminated on December 31, 2005.
SCOR VIE and SCOR Financial Services Limited USD 250 million stand-by letters of credit facility with CALYON
For a description of this stand-by letters of credit facility, see “Item 7.B. Related Party Transactions”.
The outstanding amount under the facility as at December 31, 2005 is USD 41.6 million.
SCOR and SCOR VIE USD 100 million stand-by letters of credit facility entered into with CALYON and Caisse Régionale de Crédit Agricole Mutuel de Paris et d’Ile de France on December 14, 2005.
The outstanding amount as at December 31, 2005 is USD 100 million.
SCOR and SCOR VIE USD 50 million stand-by letters of credit facility entered into with Natexis on December 19, 2005.
The outstanding amount as at December 31, 2005 is USD 50 million.
SCOR and SCOR VIE USD 200 million stand-by letter of credit facility entered into with Deutsche Bank on October 11, 2004.
On October 11, 2004, the Company and SCOR VIE each entered into a separate stand-by letters of credit facility with Deutsche Bank AG in amounts up to an aggregate of USD 200 million. The letters of credit facilities were issued to secure their respective reinsurance activities and related contracts and expire on December 31, 2005 unless earlier terminated as a result of an event of default. Interest on amounts drawn under the letters of credit accrues at the prime rate. An annual commitment fee of 0.05% of the undrawn portion of the facility is due to the bank. The facility agreements include the same type of events of default as those provided in the above stand-by letters of credit facilities. The collateral securing the amounts drawn and outstanding is comprised of U.S. Treasury bills with a percentage of overcollateralization depending on the term of such notes. Pursuant to amendment No. 1 dated as of November 16, 2005, the commitment has been increased from USD 200 million to USD 250 million and the final maturity date has been extended from December 31, 2005 to December 31, 2008. The outstanding amount as at December 31, 2005 is USD 6.9 million.
Letter of credit facility between Commercial Risk Reinsurance Company Ltd. and Citigroup Global Markets Ltd. dated December 22, 1999, as amended on of November 16, 2005.
The outstanding amount as of December 31, 2005 is USD 186.8 million.
EUR 200,000,000 notes due 2007 issued on June 19, 2002.

Principal Amount	Term	Interest Rate	Interest Payment	Redeemable

EUR 200 million	2007	From June, 2002 to June, 2007: Fixed Rate 5.25% and complementary 2.5%	Annual	The notes will be redeemed at their principal amount on June 21, 2007.
On March 23, 1999, June 25, 1999 and July 6, 2000, the Company issued subordinated debt programs of EUR 50 million, USD 100 million and EUR 100 million, respectively. All consist of step-up notes under the following conditions:

Principal Amount	Term

		Interest Rate

				Interest	Redeemable
				Payment

EUR 50 million	Perpetual	From March, 1999 to March, 2014: EURIBOR for six-month deposits + 0.75%	March 2014 and thereafter: EURIBOR for six-month deposits + 1.75%	Semi-annual	In whole and not in part, at the option of the Company on or about March 24, 2009, or on any interest payment date falling on or about each fifth anniversary thereafter.
USD 100 million	2029	From June, 1999 to June, 2009: LIBOR for three months deposits in USD + 0.80%	From June, 2009 to June, 2029: LIBOR for three months deposits in USD + 1.80%	Quarterly	In whole or in part, at the option of the Company on or about June 25, 2009, or on any interest payment date falling thereafter.
EUR 100 million	2020	From July, 2000 to July, 2010: EURIBOR for three month deposits + 1.15%	From July, 2010 to July, 2020: EURIBOR for three months deposits in USD + 2.15%	Quarterly	In whole but not in part, at the option of the Company on or about July 6, 2010, or on any interest payment date falling thereafter.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
See “Item 4.B. Business Overview – Information Technology”.
D. TREND INFORMATION
See “Item 4.B. Business Overview” and “Item 5.A. Operating Results”.
E. OFF-BALANCE SHEET ARRANGEMENTS
We enter into off-balance-sheet arrangements in the ordinary course of business both on our own behalf and on behalf of our customers. Off-balance-sheet arrangements we enter into for our own behalf generally consist of OTC and other derivative instruments, and are described in Note 16 to the Consolidated Financial Statements.
Off-balance-sheet arrangements entered into on behalf of clients include letter of credit (LOC) transactions where the Company or its subsidiaries provide LOC coverage for all or part of reinsurance obligations to ceding companies, or where similar coverage is provided to the Company or its subsidiaries by retrocessionaires. These transactions are entered into in the ordinary course of business to comply with ceding companies’ credit or regulatory requirements. The Company and its subsidiaries also pledge securities as collateral in order to guarantee the payment of cedents’ reserves. The following table sets forth the off-balance-sheet commitments at December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Commitments received
Unused credit lines	50	44	99
Endorsements and sureties	68	47	12
Letters of Credit	1,285	867	1,090
Other commitments	–	13	–

Total	1,403	971	1,201

Commitments given
Endorsements and sureties	90	47	25
Leases	17	10	7
Letters of Credit	594	656	645
Collateralized securities	3,226	1,885	2,080
Other commitments	139	99	162

Total	4,066	2,697	2,919

Additionally, the Group had received EUR 27 million and EUR 29 million in security pledges from reinsurers and retrocessionaires at December 31, 2005 and 2004, respectively.
As of December 31, 2005, SCOR was not aware of factors relating to the foregoing off-balance-sheet arrangements that are reasonably likely to adversely affect liquidity trends or the availability of or requirements for capital resources. As of December 31, 2005, there were no material additional financial commitments required from Group companies in respect of such arrangements.
Guarantees
In connection with a leasing arrangement accounted for as a capital lease by the Company related to a building, the Company guaranteed the lessor against realized losses that may be incurred on the ultimate sale of the building. Under the terms of the lease, if the Company, as lessee, does not elect to exercise the bargain purchase option contained within the lease agreement, and the building is sold at a realized loss, the Group is obligated to fund this guarantee. In doing so, the Group would be required to pay the lessor to the extent that the residual value exceeds the sale price of the building. The maximum potential amount of future payments the Group could be required to fund under the guarantee is contractually limited to EUR 18 million. The guarantee expires in 2012. As of December 31, 2005, the Group has not been required to make any payments under this guarantee.
In connection with the sale of the Group’s interest in an insurance entity, the Group guaranteed the purchasers against adverse developments related to insurance and reinsurance contracts written by the entity. There is no expiration date for this guarantee. The Group believes that there is no maximum potential loss from this guarantee. As of December 31, 2004, there has been no material adverse development in the reserves concerned. Accordingly, the Group has not been required to make any payments under this guarantee as of December 31, 2005.

F. CONTRACTUAL OBLIGATIONS
The following table sets forth the schedule of repayments of SCOR’s debt as of December 31, 2005.

Year	Payment

	(EUR, in millions)
2006	36
2007	230
2008	5
2009	15
2010	206
Thereafter	414

Total long-term debt	906	(1)

(1)	Excluding EUR 144 million related to the sale of the SCOR building.

	Payment due by period

		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

Long term debt (principal)	813	31	225	210	347
Long term debt and capital lease (interest) (1)	223	21	52	35	115
Losses and loss adjustment expenses(2)	6,439	1,888	1,628	1,244	1,679
Future policy benefits(2)	2,719	557	140	155	1,867
Capital lease	93	5	10	11	67
Operating lease	–	–	–	–	–
Purchase	–	–	–	–	–
Other long term liabilities	–	–	–	–	–

Total(3)	10,287	2,502	2,055	1,655	4,075

(1)	Some of SCOR’s long term debt bears interest at floating rates and is denominated in U.S. dollars. The calculation of interest payments on long term debt is based on interest rates and exchange rates as of December 31, 2005.

(2)	Given that loss reserves and future policy benefits are estimates, the payment of these estimates are generally not fixed as to amount or timing. The projected amounts included in the table are estimates based on past experience and our judgment. The projected settlement of loss reserves and future policy benefits will differ, perhaps significantly, from future payments. Deviations from these estimates are normal and are to be expected. These estimates can not be extrapolated to future underwriting years payment patterns as underwriting policy has changed and the commutation policy pursued by SCOR in the past might significantly change in the future. Additionally, estimated losses as of the financial statement date do not take into account the impact of estimated losses from future business. For further information regarding the uncertainty associated with loss reserves and future policy benefits see “Item 4.A. History and Development of the Company – Reserves” and “Item 5.G. Critical Accounting Policies”.

(3)	Excluding EUR 144 million related to the sale of the SCOR building.
For more information, see Note 9 to the financial statements included in “Item 18. Financial Statements”. See also “Item 3.D. Risk Factors – SCOR faces a number of significant liquidity requirements in the short to medium-term”.
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
Technical Reserves
Our insurance provisions, or technical reserves, represent estimates of future payouts that we will make in respect of our Property-Casualty and Life/Accident & Health claims, including expenses relating to such claims. Such estimates are made on a case-by-case basis, based on the facts known to us at the time provisions are established, and are periodically adjusted to recognize the estimated ultimate cost of a claim. As a reinsurance company, our reserve estimates are largely based on information received from our ceding companies, which are in turn dependent on information received from their underlying insured, with the result that a significant amount of time can lapse between the assumption of risk on our part, and the ultimate payment of a claim on a covered loss event. In addition, we establish “IBNR” reserves in our Property-Casualty business to recognize the estimated cost of losses that have occurred but about which we do not yet have notice. The establishment of our technical reserves is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs. Reserves are calculated on the basis of their ultimate cost undiscounted, except for workmen’s compensation which is discounted. In our Life/Accident & Health business, the technical reserves for life benefits that we establish are based on information received from our ceding companies, together with actuarial estimates concerning mortality and morbidity trends. See also Note 3.16 to the consolidated financial statements included in “Item 18. Financial Statements”.
Reserve Segmentation:
SCOR’s overall Property-Casualty business portfolio is divided into more than one hundred different reserving segments. Every contract is assigned to a reserving segment which is defined homogenously using, among other parameters, the applicable line of business and geographical areas of underwriting.
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
Actuarial methods:
Reserves are actuarially determined by reserving segment, using methods consistent with industry practices and taking into account various assumptions and factors such as internal analyses, loss and exposure information provided by the ceding companies, historic loss development and trend experience, which is viewed as indicative of future loss development and trends, as well as court decisions, changes in legislation, social, economic and demographic trends, inflation and other factors affecting claim costs. SCOR’s actuaries do not determine a range of loss reserve estimates. Instead, SCOR’s actuaries determine point estimates for each reserving segment which are then aggregated to determine the total loss reserve estimate. SCOR’s management examines and challenges the actuarial determinations although the actuaries are responsible for the reserve estimates. No adjustments were made by management to the actuarially determined loss reserve estimates as of December 31, 2005.
The methods commonly used by us include, but are not limited to, the “Chain Ladder” technique, the Bornhuetter-Ferguson method (which takes into account exogenous information in the a priori loss ratio used), and the loss ratio method. The method used depends heavily on the characteristics of the reserving segments. The classical loss development factor methods are usually used for underwriting years where the information available is considered to be sufficiently reliable. For recent underwriting years, exogenous information such as underwriting information and pricing elements are taken into account and the Bornhuetter-Ferguson and loss ratio methods are used. Catastrophe claims are evaluated by using commercial catastrophe modeling systems.

Assumptions:
In order to properly apply those actuarial techniques, a thorough knowledge of the portfolio is needed to analyze and interpret any trends. For example, changes in legislation or changes in the underwriting policies of cedents or SCOR could result in a balance sheet or underwriting effect.
From a mathematical standpoint, the assumptions to be verified for the “Chain Ladder” method are the independence of the underwriting years and similar loss development factors of a given development year. If one of these assumptions is not able to be verified, then the model can be altered. With respect to the Bornhuetter-Ferguson and loss ratio methods, the a priori expected loss ratio used reflects the projected loss ratio from the prior year adjusted for loss trends and the impact of rate changes.
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
Asbestos and Environmental Claims:
Due to the Group’s limited activities in these types of risks, SCOR’s exposure to these losses is limited. Due to the characteristics of asbestos and environmental claims, which include:
      •   a loss which does not manifest itself until some considerable time after exposure (latency period); and
      •   large volumes of unanticipated claims or claims with a significantly misjudged scope when underwritten, other reserving techniques than the ones previously mentioned are used.
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
The survival ratio technique is very sensitive to a company’s litigation settlement philosophy and commutation activity. The three other actuarial methods used to compute reserve estimates are an “S-curves” approach, a frequency-severity method using the Manville pattern and the market share approach. It is important to note that none of these methods can be considered to be perfect. In some cases, the results of these four methods can vary significantly.
Range and Process:
SCOR believes that due to the variability and unpredictability of the many factors that impact reserve estimates such as inconsistent and unforeseeable court decisions, judicial interpretations that have broadened coverage, increases in medical costs and related liabilities, and the increasing frequency of catastrophe losses, one cannot reasonably expect the reserves to fall within any particular narrow range. This is particularly the case for the long-

tail lines of business. For latent claims, which represent the most uncertain exposures, industry experience indicates that the upper end of the range cannot be quantified.
SCOR does not compute a range based on the volatility of losses. Therefore no actuarial range is available at the Group level. However, the SCOR Group Actuarial Department verifies on a yearly basis and for each entity of the Group, that locally recorded reserves fall within a reasonable range as commonly accepted by industry practice. At December 31, 2005 the lower end of the interval is 7% lower than the best estimate, and the upper end of the interval is 10% higher than the best estimate.
Furthermore, on specific reserving segments, SCOR actuaries conduct stress test scenarios using assumed evolution of some parameters and/or deviation of Ultimate Loss Ratios. For example, a deviation of 5% of workers compensation and non proportional casualty’s Ultimate Loss Ratios (underwriting years 1995 to 2005), would increase by around USD 75 million the amount of IBNRs for those two segments.
Each quarter, actuaries within SCOR’s local business units conduct analyses of reserves. These analyses undergo a review by local management, the SCOR Group actuarial department and the head of SCOR’s “global property and casualty” division. As part of this review, the methodologies and the underlying assumptions are challenged. Studies of independent actuaries, where conducted, are also taken into consideration. Based on these reviews the appropriate level of reserves is determined.
SCOR sets its claim reserves for assumed reinsurance operations based upon information received from the ceding companies, utilizing different methodologies used for its Property-Casualty and life/Accident & Health businesses.
Property-Casualty
SCOR’s policy is to ensure that all claims are promptly and adequately reserved. An adequate reserve is a reserve that is sufficient to cover SCOR’s entire estimated ultimate share of a loss and the expenses generated by such a loss. In accordance with this policy, the claims handling procedures at SCOR are designed (i) to ensure that reserves are adequately recorded, and (ii) that the appropriate control mechanisms are in place to allow proper monitoring of the process.
Claims are handled promptly. Upon receipt of a claim, all related documents are directed to and handled by the technical staff who verifies that the claim submission conforms to the terms and conditions of the contract, as already recorded in SCOR’s IT system (called Omega). Any issues regarding coverage are then discussed and resolved with the underwriter and, when necessary, with SCOR’s legal department and outside counsel. In addition, in each business unit dedicated staff is in charge of overseeing the claims activity. All claims in litigation are reported to, and monitored by, the Group Claims Division based in Paris.
If additional claim information is needed, the claims examiner will contact the ceding company or broker. The booking of reserves is performed promptly even if additional information from the ceding company is being requested. If the examiner’s evaluation of the claim reveals that the actual loss value is greater than the claim notice, the examiner will book an Additional Case Reserve (ACR). In cases where SCOR has knowledge of a loss (whether from the cedant, market information or media reports) but with no amount yet reported by the cedant, substitution reserves (SR) are booked by SCOR to reflect a level of reserve consistent with the exposure analysis. Substitution reserves are replaced by information reported by the cedant as soon as it is available. Both ACR and SR are dynamically adjusted as new information is obtained. SCOR’s policy is to actively seek claims’ information in order to ensure that the reserve figure booked is as adequate as possible.
Before each quarterly closing, SCOR’s technical accounting department also analyzes the backlog of claims and ensures that any material claims detected in the backlog are booked.
Claims with reserves in excess of a defined threshold are subject to committee review and a detailed written description of the claim is circulated to the management, underwriters and actuaries. Claims’ transactions are monitored regularly to verify that claim reserve and payments are accurate and that any deviation is immediately detected and corrected. A report of all claims posted on an accounting data basis is produced periodically in order to detect and analyze the most significant claims and check their reliability.
On a regular basis, SCOR conducts claims’ audits at the insurance companies’ premises. Such audits (i) permit an in-depth analysis of the quality of the claims’ work by the insurance companies and, as a consequence, they allow for an appraisal of the reliability of reported case reserves and (ii) permit the early detection of loss trends, legislation, jurisprudence or social inflation that could have an impact on reserves.
Lastly, the Group Claims Division performs internal audits of claims operations in order to verify that the group claims’ guidelines and group settlement and reserve policy are complied with.
Life/Accident & Health
With respect to the Life/Accident & Health business, reserves for future policy benefits are generally based on the ceding companies’ information which is usually set forth in the reinsurance treaty between the cedent and SCOR. Occasionally, specific audits can be performed on the ceding company’s books and records.
SCOR’s reserves for future policy benefits are based on cedents’ reserves, adjusted for U.S. GAAP when appropriate, or are directly calculated when individual data is available.
Reserves for future policy benefits include pending claims, benefits to be paid under the contract and Additional Technical Reserves.
These Additional Technical Reserves are calculated to take into account:

•	a reserve component that SCOR has identified as an item missing in the information received from the cedent; or

•	a Loss Recognition Reserve, when SCOR’s actuarial analysis of the reinsured risks reveals that overall losses are expected until termination of the contracts.
For the interest sensitive line of business, the benefit reserve is the account value which is considered to be a deposit.
The process described above is highly automated and controlled. SCOR’s underwriting system automatically calculates estimates for premiums, commissions and losses based on the underwriting conditions of each treaty which assists in mitigating the potential impact of backlogs, missing and/or late accounts.
Premiums
Management must make judgments about the ultimate premiums written by the Group. Due to lags in the reporting of premium data by our ceding company clients, our reported premiums written are based on reports received from ceding companies, supplemented by our own estimates of premiums written for which ceding company reports have not been received. Property-Casualty and Life/Accident & Health premiums recorded in the year correspond to the estimated premiums anticipated at the time of writing the contract. This is regularly reviewed in the course of the year to adjust for possible modifications in premiums paid under the contract. An unearned premium reserve is calculated, either on a time apportioned contract-by-contract basis, or using a statistical method when this yields as a result close to that obtained via the contract-by-contract method. See also Note 3.9 to the consolidated financial statements included in “Item 18. Financial Statements”.
Methodology
SCOR determines its estimates of assumed premiums with different methodologies for its Property-Casualty and Life/Accident & Health businesses and for proportional and non-proportional contracts.

Property-Casualty
The estimated ultimate premium for a given contract and a given underwriting year (also called Estimated Gross Premium Income, or EGPI) is the starting point for SCOR’s premium recognition process. The determination of this EGPI depends upon the nature of the particular products comprising the Property-Casualty business.
For proportional Property-Casualty reinsurance contracts, the ultimate premium is specified by the cedent in its proposal. In the case of a proposal to renew an existing contract, the SCOR underwriter assigned to review the particular proposal verifies the validity of the information provided in the proposal against existing statistics and actual accounts recorded during the previous underwriting year in relation to the cedent’s existing contract or contracts with SCOR. The ultimate premium is revised on a regular basis according to data received and recorded during the life of the contract, including information furnished by the cedent and experience. Specific internal reports are also available for these verifications and controls, including pattern models. The recorded estimated premium is the difference between the latest revised ultimate premium (prorated for the contract risk period) and the actual partial premium received and recorded from the cedent company to date.
For the non-proportional business, the ultimate premium is equal to the subject premium provided by the cedent multiplied by the quoted premium rate. Non-proportional treaties usually include a minimum premium equal to approximately 80% of the EGPI. Prior to any acceptance, the SCOR actuarial department provides a quotation to allow the underwriter to evaluate the rate proposed by the cedent. Similarly to the proportional business, the estimated subject premium for non-proportional business is revised regularly according to information received during the life of the contract and specific internal reports are available for these verifications and controls, including pattern models. The recording of estimates follows the premium installment schedules set forth in the signed contract.
Lastly, for the facultative business, the ultimate premium is provided by the cedent in its proposal, which is approved by SCOR underwriters. This estimated premium is immediately recorded and will be revised according to the installment schedule sent by the cedent, or if there is any change in the coverage provided for the business. Again, specific internal reports are available for these verifications and controls, including pattern models.
Life/Accident & Health
For Life treaties, estimated premium income is determined for each cedents’ accounting years and premium is recognized when due from cedents and policyholders. As long as all premium information has not been received from cedents, the estimates can be reviewed.
Life premium estimates are calculated on a treaty-by-treaty basis by SCOR’s administration department, and the premium estimates are then validated by SCOR’s underwriters for a sampling of treaties. A treaty is “sampled” if the estimated premium volume is greater than EUR 150,000, or if the expected technical result is greater than plus or minus EUR 100,000, or if related technical reserves are greater than EUR 450,000. These “sampled” treaties generally represent more than 90% of the Life contracts portfolio.
“Non-sampled” treaties are estimated on a bulk basis by geographical segments and by the nature of the business (proportional or non-proportional). Premium estimates are generally based upon the cedents’ premium information which are then validated by SCOR’s underwriters.
Estimates are reviewed each time new information is received from the ceding companies or from industry sources.
The estimates recorded by SCOR are the difference between the total estimated premium income and the actual premium actually sent in reinsurance accounts by ceding companies to date.
Different calculation methods are used depending on the type of business. For renewed or cancelled proportional treaties, estimates are calculated based upon statistical trends which are then completed using specific underwriting information. For new proportional treaties, the estimated gross premium income is either provided by SCOR’s underwriters and/or calculated by actuaries based on the quotation files. Lastly, for non-proportional treaties, estimated gross premium income results from the estimated subject premium (provided by SCOR’s underwriters based upon the cedents’ information) on which SCOR applies the quoted premium rate.

Accounting
The assumed premium estimates for SCOR’s Non-Life and Life businesses are booked as assets on SCOR’s consolidated balance sheet net of the estimates of the corresponding commissions payable by SCOR. As of December 31, 2005, the assumed premium estimates for SCOR’s Non-Life and Life businesses amounted to EUR 1,245 million.
In cases where SCOR has over-estimated the assumed premium, this over-estimation would generally be largely offset by a corresponding over-estimation of commissions and losses payable by SCOR. If the Property-Casualty estimated premium as of end of balance sheet year 2005 for the 2005 and 2004 underwriting years were over estimated by 5%, Property-Casualty underwriting premium revenues would be overstated by EUR 26.6 million, and after adjustments for related expenses, the net effect would be to overstate underwriting income before income taxes by EUR 0.2 million, and by EUR 0.13 million after income taxes.
SCOR’s management considers that the booking of provisions for depreciation of assumed premium estimates is not necessary for the following reason. In cases where SCOR identifies a counter-party risk on one of its cedents, the risk appreciation by SCOR will be performed on the net financial position (including reserves, deposits, current account and estimates) of the cedent vis-à-vis SCOR and thus it is rare that SCOR be in a net debit position because loss reserves largely exceed premium estimates and premiums receivable. As long as premium is not due, claims are neither due. In case of a recoverability issue, the uncollectible premium would be offset by unpaid claims.
Amortization of Deferred Policy Acquisition Costs
We amortize our deferred policy acquisition costs (DAC) for our Life business based on a percentage of our expected gross profits (EGPs) over the life of the policies. Our estimated EGPs are computed based on assumptions related to the underlying policies written, including the lives of the underlying policies, and, if applicable, growth rate of the assets supporting the liabilities. We amortize deferred policy acquisition costs by estimating the present value of the EGP’s over the lives of the insurance policies and then calculate a percentage of the policy acquisition cost deferred as compared to the present value of the EGPs. That percentage is used to amortize the deferred policy acquisition cost such that the amount amortized over the life of the policies results in a constant percentage of amortization when related to the actual and future gross profits.
Because the EGPs are only estimates of the profits we expect to recognize from these policies, the EGPs are adjusted at each balance sheet date to take into consideration the actual gross profits to date and any changes in the remaining expected future gross profits. When EGPs are adjusted, we also adjust the amortization of the DAC amount, if applicable, to maintain a constant amortization percentage over the entire life of the policies, or to take into account the absence of future profits. For 2004, we have not materially changed the weighted average expected life of the policies. The present value of the future profits acquired in the context of the purchase of SCOR Life Re U.S. is determined in a similar manner. See Note 3.10 to the consolidated financial statements included in “Item 18. Financial Statements”.
In our Property-Casualty business, deferred acquisition costs represent the portion of commissions pertaining to contracts in force at year-end over the period for which premiums are not yet earned, and are written down over the residual duration of the contacts in question.
Fair Values
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
Deferred Tax
The deferred tax assets and liabilities on the consolidated balance sheets reflect tax effects of differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. See Note 10 (Income Tax) to the consolidated financial statements included in “Item 18. Financial Statements” for significant components of the Group’s deferred tax assets and liabilities.
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
Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
In accordance with French law governing a société anonyme, the principal responsibility of our Board of Directors is to determine the guiding principles of the Company’s business plan and strategy and to monitor their application. The Chairman and Chief Executive Officer (Président-Directeur Général) has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company’s shareholders for certain decisions as required by law.
Board of Directors
Under French law, our Board of Directors prepares and presents the year-end accounts of the Company to the shareholders and convenes shareholders’ meetings. In addition, the Board of Directors reviews and monitors SCOR’s economic, financial and technical strategies. French law provides that our Board of Directors be composed of no fewer than nine and no more than eighteen members. The actual number of directors must be within such limits and may be provided for in the statuts (bylaws) or determined by the shareholders at the annual general meeting of shareholders. The Board of Directors cannot increase the number of members of the board.
On December 31, 2005, the Company’s Board of Directors consisted of fifteen voting members, including one elected representative of the personnel of SCOR in France, known as the employee director. Under the Company’s statuts, each director must own at least one share in the Company throughout his entire term of office. Under French law, a director, other than an employee director, may be an individual or a corporation, but the Chairman must be an individual. Currently, each of the Company’s directors is an individual. The employee director is currently elected for a three-year term by the Company’s and its French subsidiaries’ employees and each voting director is elected for a six-year term. Directors may not hold office after the age of 72 under the Company’s statuts. A director reaching the age of 72 while in office has to retire at the expiry of the term of his or her office, as determined at the annual general meeting of shareholders. Non-employee directors are elected by the shareholders and serve until the expiration of their respective term, or until their resignation, death or removal, with or without cause, by the shareholders. Vacancies on the Board of Directors may, under certain conditions, be filled by the Board of Directors, pending the next shareholders’ meeting.

Directors are required to comply with applicable law and SCOR’s statuts. Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of a company’s statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.
The following table sets forth the directors of the Company, currently and as at December 31, 2005, unless otherwise indicated, as appointed by the combined shareholders’ meeting of May 15, 2003, their date of birth and positions with SCOR and their principal business activities performed outside SCOR, the dates of their initial appointment as directors and the expiration dates of their term of office.

		Other current principal position at SCOR	Initially	Expiration
Name	Date of Birth	and principal business activities outside SCOR	appointed	of term

Denis Kessler(1) Chairman and CEO	March 25, 1952	Chairman and Chief Executive Officer: SCOR VIE. Chairman: SCOR Italia Riassicurazioni S.p.A (Italy), SCOR Life U.S. Re Insurance Company (U.S.), SCOR Reinsurance Company (U.S.), SCOR U.S. Corporation (U.S.). Director: BNP Paribas SA, BOLLORE Investissement SA, COGEDIM S.A.S., DASSAULT Aviation, SCOR Canada Reinsurance Company, AMVESCAP Plc (UK), Dexia S.A. (Belgium). Member of the Supervisory Board: SCOR Deutschland (Allemagne). Non-voting director: FDC S.A., GIMAR Finance & Cie S.C.A. Permanent representative of FERGASCOR in S.A. Communication et Participation.	11/4/02	2007

Carlo Acutis(2)	October 17, 1938	Vice-Chairman: Vittoria Assicurazioni S.p.A., Banca Passadore S.p.A., Presidential Council of the European Committee of National Insurance Companies, Fondazione Piemontese per la ricerca sul cancro. Chairman: BPC INVESTIMENTI SGR S.p.A.;	5/15/03	2009
		Director: SCOR VIE (6), Yura International Holding B.V., Yura S.A., Camfin S.p.A., Pirelli & C. S.p.A., Ergo Italia S.p.A., Ergo Assicurazioni S.p.A., Ergo Previdenza S.p.A., Vittoria Capital N.V.;
		Member of the Supervisory Board: COGEDIM S.A.S., Yam Invest N.V.
		Member of council: European Committee of Insurance Companies, Geneva Association. Member of the executive committee: ANIA Associazione Italiana fra le Imprese di Assicurazione.

		Other current principal position at SCOR	Initially	Expiration
Name	Date of Birth	and principal business activities outside SCOR	appointed	of term

Michèle Aronvald(7)	August 15, 1958	Employee Director.	8/30/01	2006

Antonio Borges(2)(3)	November 18, 1949	Vice-Chairman: Goldman Sachs International (London). Supervisory board: CNP Assurances. Director: SCOR VIE (6), Jérónimo Martins, SONEAcom, Caixa Seguros, Heidrick & Struggles.	5/15/03	2007

Allan Chapin, Esq.(1)(4)	August 28, 1941	Partner: Compass Advisers LLP (New York, U.S.A.). Director: Pinault Printemps Redoute, SCOR VIE (6), In Bev (Belgium), SCOR Reinsurance Company (US), General Security National Insurance Company (US), French-American Foundation; Chairman of American Friends of the Pompidou Foundation.	5/12/97	2011

Daniel Havis(2)	December 31, 1955	Chairman and Chief Executive Officer: MATMUT (Mutuelle Assurance des Travailleurs Mutualistes). Chairman: GEMA, SMAC (Mutuelle Accidents Corporels), IMADIES. Vice-Chairman: CEGES.	11/18/96	2011
		Director: Mutualité Française de la Seine Maritime (MFSM), La Fédération Nationale de la Mutualité Française (FNMF).
		Member of the bureau: Fédération Nationale de la Mutualité Interprofessionnelle (FNMI).
		Chairman of the Supervisory Board: OFI Asset Management (formerly OFIVALMO Gestion).
		Vice-Chairman of the Supervisory Board: IMA, OFIVALMO.
		Chairman of the Board of Directors: Matmut Protection Juridique formerly PMA (Protection Mutualiste en Assurance), MUTRE S.A.; MDA.

		Other current principal position at SCOR	Initially	Expiration
Name	Date of Birth	and principal business activities outside SCOR	appointed	of term

Director: Matmut Vie, OFIMALLIANCE, SCOR VIE (6).
Vice-chairman of the Board of Directors: Groupe des Mutuelles Associées.
		Permanent representative of OFI Asset Management in OFIVALMO Net Epargne, OFI Mandats; of MATMUT in the supervisory board of OFI Palmarès; of SMAC in the board of directors of OFIMA Trésor, OFIMA Convertibles and OFI SMIDCAP.
		Chairman of the Comité National des Réalisations Sanitaires et Sociales, Member of commissions in the Conseil Supérieur de la Mutualité (Commission Agréments and Commission Affaires Générales). Member of the Haut Conseil pour l’Avenir de l’Assurance Maladie. Representative Imadiès in Conseil des Mutuelles Santé.

Yvon Lamontagne*(2)	June 14, 1940	Director: AXA Insurance Canada (Toronto, Canada), SCOR VIE (6); SCOR Canada Reinsurance Company (Toronto, Canada), Hydro-Québec (Montreal, Canada), Anglo-Canada General Insurance Company (Toronto, Canada), AXA Pacific Insurance Company (Vancouver, Canada). Member of the consultative board: Bureau of Superintendent of Financial Institutions (Ottawa, Canada). Fiduciary: Fiducie Henri-Paul Rousseau (Montréal, Canada) (Chairman of the treasury).	5/15/03	2007

Daniel Lebègue(1)(2)(3)	May 4, 1943	Chairman: IFA (French Society of Directors – Institut Français des Administrateurs). Director: SCOR VIE (6), Crédit Agricole S.A., Alcatel, Technip, SCOR Reinsurance Company (U.S.), General Security National Insurance Company (U.S.).	5/15/03	2009
		Member of the Supervisory Board: Areva.
		Chairman of the Board of Directors: Institut d’Études Politiques de Lyon;

		Other current principal position at SCOR	Initially	Expiration
Name	Date of Birth	and principal business activities outside SCOR	appointed	of term

Chairman: Institute of Sustainable Development and International Relations (Institut du Développement Durable et des Relations Internationales, IDDRI), Transparence-International France, Ecoda (European Confederation of Associations of Directors – Confédération Européenne des Associations d’Administrateurs).
		Co-Chairman: Eurofi (association).

Helman le Pas de Sécheval(1)(2)(3)(5)	January 21, 1966	Group Chief Financial Officer: GROUPAMA S.A.. Chairman of the Board of Directors: Groupama Immobilier, Groupama Asset Management, Finama Private Equity, Compagnie Financière Parisienne.	11/3/04	2009
		Vice-Chairman of the Supervisory Board: Banque Finama.
		Director: SCOR VIE (6), GAN Italia Vita (Italy), GAN Italia S.p.A (Italy).
Non-Voting member of the Supervisory Board: GIMAR Finance & Compagnie.
		Permanent representative of GROUPAMA S.A. on the supervisory board of Lagardère S.C.A. and at the Board of Directors of Silic; of GAN Assurances Vie on the Supervisory Board of Locindus.

André Lévy-Lang(1)(3)(4)	November 26, 1937	Associate Professor (Emeritus) at the Paris University of Dauphine. Director: AGF, SCOR VIE (6), Dexia (Brussels), Schlumberger (U.S.). Member of Supervisory Board: Paris-Orléans.	5/15/03	2009

Herbert Schimetschek(2)	January 5, 1938	Chairman: Oesterreichische Nationalbank. Director: SCOR VIE (6). Chairman of the Management Board: Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung (Holding), UNIQA Immobilien- Projekterrichtungs GmbH.	5/15/03	2007
		Chairman of the Supervisory Board: Austria Österreichische Hotelbetriebs Aktiengesellschaft.

		Other current principal position at SCOR	Initially	Expiration
Name	Date of Birth	and principal business activities outside SCOR	appointed	of term

Vice-Chairman of the Supervisory Board: Bank Gutmann S.A.
		Vice-Chairman: Automobile Club of Austria, Franco-Austrian Chamber of Commerce. Member of the Board of Directors: Diplomatic Academy of Vienna.

Jean-Claude Seys(1)	November 13, 1938	Chairman and Chief Executive Officer: COVEA (SGAM). Chairman of the Board of Directors: MMA IARD, MMA Vie (SAM), MAAF Santé (Mutuelle 45), Force et Santé (Union Mutualiste), COSEM (Association), Aide Médicale (Association), Fondation MAAF Assurances, OCEAM Ré (SRM).	5/15/03	2009
		Director: MAAF Assurances (SAM), MAAF Assurances (SA), Défense Automobile et Sportive (DAS) (SAM), AGMAA S.A. – Azur GMF Mutuelles Assurances Associés, SCOR VIE (6), OFIMALLIANCE S.A., Fidelia S.A. (subsidiary of Azur GMF), COVEA Ré (Luxembourg), EURAPCO.
		Chairman of the Supervisory Board: Savour Club S.A. (MAAF S.A. subsidiary), OFIVALMO S.A.;
		Member of the Supervisory Board: OFI Asset Management (subsidiary of OFIVALMO S.A.).
Vice-Chairman of the Board of Directors: ACMA (Association for the Cooperation Among Mutual Insurance Companies for Agriculture and Craft Industry – Association pour la Coopération entre Mutuelles Assurances pour l’Agriculture et l’Artisanat:), SC Holding S.A.S. (Santéclair).
		Permanent representative: of COVEA (SGAM) in Covéa Technologie (S.A.S.) and of OCEAM Ré (SRM) in COVEA Group S.A.S.

		Other current principal position at SCOR	Initially	Expiration
Name	Date of Birth	and principal business activities outside SCOR	appointed	of term

Jean Simonnet(2)	August 5, 1936	Chairman: MACIF (Mutual Insurance Company) **, SOCRAM (Credit Company)**, SMIP (Mutual Insurance Company). Director: FORINTER S.A.**, SICAV OFIMA EURO Moyen Terme, Union Mutualiste des Deux Sèvres (Mutual Insurance Company), SCOR VIE (6), IMA IBERICA.	3/2/99	2011
		Non-Voting Director: MACIFILIA**, OFIMA MIDCAP SICAV, OFIMA TRESOR SICAV.
		Managing director (gérant): Gironde et Gascogne S.A.R.L., Château de Belcier S.C.E.A., Château Ramage La Batisse S.C.I.
		Permanent representative of MACIF: on the supervisory board of I.M.A. S.A.**, MUTAVIE S.A.**, OFIVALMO S.A.** and on the board of directors of Compagnie Immobilière MACIF S.A.**, Foncière de Lutèce S.A.**, MACIF Mutualité**, EURESA.
		Member of the councils or committees: GPIM S.A.S., MACIF Participations S.A.S.**, Compagnie Foncière de la MACIF S.A.S.**, SIEM S.A., MACIFIMO S.A.S. ** Companies consolidated in the MACIF Group

Claude Tendil(1)(2)	July 25, 1945	Chairman and Chief Executive Officer: Generali France, Generali France Assurances Vie. Chairman of the Board of Directors: Assurance France Generali, Generali Assurances-IARD, GPA IARD, GPA VIE, La Fédération Continentale, Europ Assistance Holding.	5/15/03	2007
		Director: Unibail, SCOR VIE (6).
		Chairman of the Board of Directors: Europ Assistance Italy. Permanent representative of Europ Assistance Holding on the board of directors of Europ Assistance Spain.

		Other current principal position at SCOR	Initially	Expiration
Name	Date of Birth	and principal business activities outside SCOR	appointed	of term

Daniel Valot(1)	August 24, 1944	Chairman and Chief Executive Officer: Technip. Director: Compagnie Générale de Géophysique, Institut Français du Pétrole, SCOR VIE (6), Technip Far East (Malaysia). Permanent representative of Technip in Technip France. Chairman: Technip Italy (Italy).	5/15/03	2007

(1)	Member of the Strategic Committee.

(2)	Member of the Risks Committee.

(3)	Member of the Accounts and Audit Committee.

(4)	Member of the Compensation and Nominations Committee.

(5)	Mr. Helman le Pas de Secheval is a non-voting member of the Accounts and Audit Committee. He was appointed as a board member in replacement of Mr. Jean Baligand on November 3, 2004, and his appointment was ratified by the general shareholders’ meeting of May 31, 2005.

(6)	During the meeting of SCOR VIE Board of Directors held on May 16, 2006, these Directors resigned from their position as Directors of SCOR VIE and have been replaced by Patrick Thourot, Jean-Luc Besson, Marcel Kahn and Christian Mounis.

(7)	The bylaws were amended at the May 16, 2006 shareholders’ meeting. The amended bylaws no longer contain a provision requiring one Board member to be an employee director.

*	Mr. Yvon Lamontagne passed away on March 20, 2006.
In addition, Georges Chodron de Courcel, 55, Chief Operating Officer of BNP Paribas, was elected as a non-voting director for a two-year term commencing by the ordinary general shareholders’ meeting of May 31, 2005. He is also a member of the Compensation and Nominations Committee and the Risks Committee. Mr. Chodron de Courcel holds various non-executive positions within the BNP Paribas Group subsidiaries and is a director of Bouygues S.A., Alstom, Nexans S.A., Société Foncière Financière et de Participations (FFP) and Erbé S.A. (Belgium), chairman of BNP Paribas Suisse S.A. and BNP Paribas UK Holdings Limited (United Kingdom), a member of the supervisory board of Lagardère S.C.A. and chairman of BNP Paribas Emergis S.A.S., Compagnie d’Investissement de Paris S.A.S., Financière BNP Paribas S.A.S. He is also a non-voting director in SCOR VIE and SAFRAN.
The Board of Directors sets the amount and type of guarantees or sureties that the Chairman and Chief Executive Officer may grant on behalf of the Company pursuant to applicable law.
The age limit for directors is 72. The average age of SCOR’s directors is currently 59.
In 2005, the Board of Directors met eight times, on March 23, April 12, May 9, May 31 (morning), May 31 (afternoon), June 14, August 31 and November 2.
The following sets forth the business experience of the voting and non-voting members of SCOR’s Board of Directors:
Denis Kessler
Denis Kessler is a graduate of HEC business school (Ecole des Hautes Etudes Commerciales) and holds a PhD in economics, an advanced degree in economics and an advanced degree in social sciences. He was Chairman of the Fédération Française des Sociétés d’Assurance (FFSA) and Senior Executive Vice President and member of the Executive Committee of the AXA Group. Denis Kessler worked also for the MEDEF (French Business Confederation). He joined SCOR as Chairman and Chief Executive Officer on November 4, 2002.

Carlo Acutis
Carlo Acutis, an Italian national, is Vice-Chairman of Vittoria Assicurazioni S.p.A. He also serves as chairman or member of the boards of directors for a number of companies. An expert in the international insurance market, he was formerly chairman of the Comité Européen des Assurances (CEA) (European Insurance Committee), and a Director of the Geneva Association.
Michèle Aronvald
Michèle Aronvald has been employed with SCOR for twenty-six years in the Finance Department. Mrs. Aronvald has served as an employee-elected director on SCOR’s Board of Directors since 2001.
Antonio Borges
Antonio Borges is currently Vice Chairman of Goldman Sachs International in London. Among other positions, he is a member of the Supervisory Board of CNP Assurances and a member of the Fiscal Committee of Banco Santander de Negocios Portugal. Mr. Borges previously served as Dean of the INSEAD business school.
Allan Chapin, Esq.
After being a partner at Sullivan & Cromwell and Lazard Frères, New York, for a number of years, Allan Chapin has been a partner at Compass Advisers LLP, New York, since June 2002. He also serves on the boards of directors for Pinault Printemps Redoute Group, InBev (Belgium), and a number of subsidiaries of SCOR U.S. Corporation.
Daniel Havis
The principal position of Daniel Havis is as Chairman and Chief Executive Officer of the Mutuelle Assurance de Travailleurs Mutualistes (MATMUT).
Yvon Lamontagne
Non-executive Chairman of SCOR Canada, Yvon Lamontagne served as Chairman of Boreal Assurances (now AXA). Mr. Lamontagne is director in several other Canadian companies. Yvon Lamontagne passed away on March 20, 2006.
Daniel Lebègue
Daniel Lebègue has directed the French Trésor and has been Chief Executive Officer of BNP and of Caisse des Dépôts et Consignations, Chairman of the Supervisory Board of CDC IXIS and Chairman of Eulia. He currently serves on the boards of directors for various companies
Helman le Pas de Sécheval
From 1998 to 2001, Helman Le Pas de Sécheval directed the financial information and operations department at the COB (Commission des opérations de bourse, now Autorité des Marchés Financiers, or AMF), before being appointed Group Chief Financial Officer of Groupama in November 2001.
André Lévy-Lang
André Lévy-Lang was Chairman of the Management Board of Paribas from 1990 to 1999 and is now director of various companies and an associate professor emeritus at the University of Paris-Dauphine.
Herbert Schimetschek
From 1997 to 2000, Herbert Schimetschek was Chairman of the Comité Européen des Assurances, then until June 2000, Vice Chairman of the Austrian Insurance Companies Association and from 1999 to 2001, Chairman of the Management Board and Chief Executive Officer of UNIQA Versicherung S.A.

Jean-Claude Seys
Jean-Claude Seys has worked mainly in the insurance field. He was appointed Chairman and Chief Executive Officer of MAAF in 1992 and Chairman and Chief Executive Officer of MAAF-MMA in 1998. Mr. Seys is currently the Chairman and Chief Executive Officer of SGAM COVEA (since June 2003) and Chairman of MMA.
In connection with the Crédit Lyonnais/ Executive Life matter, Jean-Claude Seys entered into a settlement with the California prosecutor’s office pursuant to which he is subject to five years of probation. During such time, he cannot travel to the United States without a special authorization.
Jean Simonnet
Jean Simonnet is currently the Chairman of MACIF (Mutuelle Assurance des Commerçants et Industriels de France) and also serves as Chairman of SMIP (Mutuelle Complémentaire Santé) and of SOCRAM (a credit institution).
Claude Tendil
Claude Tendil began his career at UAP in 1972 and joined the AXA Group from 1989 to 2002, where he became Vice-Chairman of the Management Board in 2001. Claude Tendil is Chairman and Chief Executive Officer of Generali France, the holding company of the Generali Group in France and of Generali Assurances Vie. He is also Chairman of the Board of Directors of Assurance France Generali, Generali Assurances IARD, Gpa IARD, Gpa Vie, La Fédération Continentale, Europ Assistance Holding and Europ Assistance Italie. Claude Tendil is a permanent representative of Europ Assistance Holding, director of Europ Assistance Espagne. Claude Tendil is also a director of Unibail.
Daniel Valot
Daniel Valot was Chief Executive Officer of Total Exploration Production, then worked for Technip, where he was appointed Chairman and Chief Executive Officer in September 1999.
Georges Chodron de Courcel
Georges Chodron de Courcel is Chief Operating Officer of BNP Paribas in Paris and is a director of several subsidiaries of the BNP Paribas Group.
Executive Officers
Under French law and the Company’s statuts and pursuant to a decision of the Board of Directors, the Chairman and Chief Executive Officer has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company’s shareholders for certain decisions as required by law. The Chairman and Chief Executive Officer has authority to act on behalf of SCOR and to represent SCOR in dealings with third parties, subject only to those powers expressly reserved by law to the Board of Directors or the shareholders. The Chairman and Chief Executive Officer determines, and is responsible for the implementation of the goals, strategies and budgets of SCOR, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time and with or without cause, the Chairman and Chief Executive Officer, as well as to appoint separate persons to hold the positions of Chairman of the Board (Président du Conseil d’Administration) and Chief Executive Officer (Directeur Général). Upon a proposal made by the Chairman and Chief Executive Officer (Président-Directeur Général), the Board of Directors may also appoint a Chief Operating Officer (Directeur Général Délégué) to assist the Chairman and Chief Executive Officer in managing the Company’s affairs.

The following table sets forth the Company’s executive officers who comprise the Executive Committee at December 31, 2005 and as of the date hereof, their ages as of December 31, 2005, their positions with SCOR and the first dates as of which they served as executive officers of SCOR.

			Executive
Name	Age	Current Position	Officer Since

Denis Kessler	53	Chairman and Chief Executive Officer	2002
Patrick Thourot(1)	57	Chief Operating Officer (Directeur Général Délégué)	2003
Yvan Besnard	51	Deputy Chief Operating Officer (Adjoint du Directeur Général Délégué) of SCOR Global P&C	2004
Jean-Luc Besson	59	Chief Risk Officer	2003
Romain Durand(2)	48	Chief Executive Officer and Director of SCOR VIE	1997
Marcel Kahn	49	Chief Financial Officer	2004
Henry Klecan Jr.	54	President and CEO of SCOR U.S. and SCOR Canada	2003
Victor Peignet	48	Chief Operating Officer of SCOR Global P&C	2004

(1)	Mr. Thourot was appointed by the Board of Directors on January 22, 2003 as Chief Operating Officer for the length of the term of the Chairman and Chief Executive Officer.

(2)	Romain Durand resigned as Chief Executive Officer and director of SCOR VIE on December 28, 2005. The Board of Directors of SCOR VIE confirmed his resignation on January 11, 2006. Upon a proposal of the Compensation and Nominations Committee, the Board of Directors of SCOR VIE unanimously appointed its Chairman, Denis Kessler, as Chief Executive Officer of SCOR VIE.
Emmanuelle Rousseau has served as Secretary to the Executive Committee and the Board of Directors since September 10, 2004.
The following sets forth the business experience of SCOR’s executive officers:
Denis Kessler
See above under “Item 6.A. Directors and Senior Management – Board of Directors”.
Patrick Thourot
Patrick Thourot is a graduate of the Ecole Nationale d’Administration, and worked first with the French Ministry of Finance, before becoming Chief Executive Officer of PFA (Athéna Group), then had several duties in the AXA Group, where he was a member of the Executive Committee. He then served as Chief Executive Officer of Zürich France before being appointed Chief Operating Officer of the Company in January 2003. Patrick Thourot serves as Chairman of Eurofinimo, Finimofrance and Fergascor as well as a number of SCOR entities.
Yvan Besnard
Yvan Besnard graduated from the ESSEC Business School. He joined SCOR Group in 1991, where he held international and financial duties. In 2000, he was appointed Head of Development for the SCOR Group. He has been Chief Internal Auditor for the Group since 2003. In July 2004, Yvan Besnard was named Director for Non Life Treaties for Europe, and thereafter Deputy Chief Operating Officer of SCOR Global P&C. He also serves as a director for a number of SCOR entities and serves as SCOR’s permanent representative on the boards of Assuratome, Tricast SA and Assurpol.
Jean-Luc Besson
Jean-Luc Besson, an actuary holding a PhD in mathematics, first served as a University Professor in Mathematics at the French University, and joined the FFSA where he served as President of the Research, Statistics and Information Systems. Mr. Besson was appointed as Chief Reserving Actuary of SCOR Group in January, 2003 and was appointed as Chief Risk Officer of the SCOR Group on July 1, 2004.

Romain Durand
Romain Durand is a graduate of HEC business school (Ecole des Hautes Etudes Commerciales) and IEP Paris (Institut d’Etudes Politiques de Paris). Romain Durand joined SCOR in January 1997, after spending several years in the international insurance industry. He was named director of the SCOR VIE Division in April 1998 and was Chief Executive Officer and a director of SCOR VIE until December 28, 2005.
Marcel Kahn
Marcel Kahn, actuary, chartered accountant and graduate from the ESSEC business school, spent several years as an external auditor and chartered accountant before joining the AXA group in 1988 as Group Management Control Director. From 1991 to 2001, he was successively Chief Financial Officer of AXA France, International Director for Europe, Director for Strategy and Development and Chief Operating Officer (Directeur General Adjoint) of AXIVA (Life insurance). In 2001, he was appointed Chief Financial Officer of PartnerRe Global and Chief Executive Officer for PartnerRe France. In 2004, Marcel Kahn was appointed Chief Financial Officer of the SCOR Group and a member of the Group Executive Committee. He currently serves as Chairman of several SCOR subsidiaries.
Henry Klecan Jr.
Henry Klecan Jr., holds a B.A. in philosophy from Sir George Williams University and a law degree from University of Montreal. He is a Canadian citizen, a founder and manager of the London Guarantee Insurance Company and then, of Citadel Assurance Company. Henry Klecan Jr. has been President and Chief Executive Officer of SCOR Canada Reinsurance Company since July 2000 and was appointed President and Chief Executive Officer of SCOR U.S. on November 18, 2003.
Victor Peignet
Victor Peignet, marine and offshore engineer, joined SCOR’s Facultative Department in 1984. He was appointed Executive Vice President of SCOR Business Solutions, since its formation in 2000 and Chief Operating Officer of SCOR Global P&C. He is a director of SCOR UK Co., SCOR Channel Ltd, Arisis Ltd., General Security Indemnity Company of Arizona, General Security National Insurance Company, and SCOR Reinsurance Company.

Name	Age	Current position	Other offices

Denis Kessler	53	Chairman and Chief Executive Officer	See above under “Item 6.A. Directors and Senior Management – Board of Directors”.

Name	Age	Current position	Other offices

Patrick Thourot(1)	57	Chief Operating Officer	Chairman and Chief Executive Officer: EUROFINIMO; FINIMOFRANCE; FERGASCOR; SCOR AUBER.
Director: MUTRE S.A.
Permanent Representative of FERGASCOR on the Board of Directors of the Société Putéolienne de Participations Chairman: SCOR UK Group Limited; SCOR UK Company Limited; IRP Holdings Limited (Ireland); Irish Reinsurance Partners Ltd (Ireland); SCOR Reinsurance Asia-Pacific (Singapore); SCOR Deutschland (Germany); Commercial Risk Re-Insurance Company (U.S.); Commercial Risk Partners Ltd (Bermuda); Commercial Risk Reinsurance Company Ltd (Bermuda);
			Director: SCOR Reinsurance Company U.S.; SCOR U.S. Corporation; General Security National Insurance Company (U.S.); ASEFA (Spain).
Yvan Besnard	51	Deputy Chief Operating Officer of SCOR Global P&C	Member of the Supervisory Board: FCPE Actions SCOR; FCPE Valeurs Mobilières Obligations. Director: Groupement de Services d’Assurance et Réassurance; Euroscor/ Actiscor (Luxembourg); SCOR UK Group Ltd; SCOR UK Company Ltd; SCOR Europe Mid Cap (Luxembourg); SCOR Italia; SCOR Picking (Luxembourg). Permanent Representative of SCOR in: Assuratome (G.I.E.); Assurpol (G.I.E.); Tricast S.A. Member of the Supervisory Board and Deputy Chairman of SCOR Deutschland.
Jean-Luc Besson	59	Chief Risk Officer	Director of the Institut des Actuaires.
Romain Durand(2)	48	CEO of SCOR VIE	Chairman: SOLAREH S.A.* Permanent Representative of SCOR VIE on the Supervisory Board of MUTRE*. Director: SGF*; Investors Insurance Corporation (U.S.)*; Investors Marketing Group (U.S.)*; SCOR Financial Services Limited (Ireland)*; SCOR Life U.S. Reinsurance Company (U.S.)*; SCOR Italia Riassicurazioni S.p.A. (Italy)*. Member of the Supervisory Board REMARK B.V. (Netherlands)*.

			* Romain Durand resigned from his positions within these companies on December 31, 2005.

Name	Age	Current position	Other offices

Marcel Kahn	49	Group Chief Financial Officer	Member of the Supervisory Board: FCPE Actions SCOR; FCPE Valeurs Mobilières Obligations.
Chairman: Euroscor/ Actiscor (Luxembourg); SCOR Europe Mid Cap (Luxembourg); SCOR Picking (Luxembourg).
			Permanent Representative of SCOR in SGF, SCOR Auber and in the Supervisory Board of Locindus SA.
Henry Klecan, Jr.	54	President and CEO of SCOR U.S. and SCOR Canada	Chief Executive Officer of SCOR Reinsurance Company (U.S.); SCOR U.S. Corporation; General Security Indemnity Company of Arizona (U.S.); General Security National Insurance Company (U.S.); SCOR Canada Reinsurance Company; Cal Re Management, Inc (U.S.); SOREMA N.A. Holding Corporation.
Victor Peignet	48	Chief Operating Officer of SCOR Global P&C	Chairman of SCORLUX (Luxembourg; company in the process of liquidation). Director of SCOR UK Co. Ltd. (London); SCOR Channel Ltd. (Guernsey); Arisis Ltd. (Guernsey); General Security Indemnity Company of Arizona (U.S.); General Security National Insurance Company (U.S.); SCOR Reinsurance Company (U.S.).

(1)	Mr. Thourot was appointed by the Board of Directors on January 22, 2003 as Chief Operating Officer for the length of the term of the Chairman and Chief Executive Officer.

(2)	Romain Durand resigned as Chief Executive Officer and director of SCOR VIE on December 28, 2005. The Board of Directors of SCOR VIE confirmed his resignation on January 11, 2006. Upon a proposal of the Compensation and Nominations Committee, the Board of Directors of SCOR VIE unanimously appointed its Chairman, Denis Kessler, as Chief Executive Officer of SCOR VIE.
B. COMPENSATION
Directors’ attendance fees
The General Meeting of Shareholders on May 31, 2005 set the aggregate annual amount payable to the Board of Directors for attendance fees at EUR 800,000. At its May 15, 2003 meeting, the Board of Directors decided to allocate these fees among the directors, split equally between an equivalent fixed portion and a variable portion depending on the attendance of each director at meetings of the Board of Directors (the fixed portion amounting to EUR 20,000 and the variable portion amounting to EUR 1,700 for each meeting attended). The non-voting directors receive a share of the attendance fees according to the same procedure. No attendance fees are paid to the Chief Operating Officer. In addition, an amount of EUR 1,700 is paid for each attendance at a meeting of a board committee.
These fees are paid at the end of each quarter.
The amount of compensation paid, and benefits in kind granted to, all of SCOR’s voting and non-voting directors during and for the year ended December 31, 2005 is set forth below.

Attendance fees were paid for 2005 and 2004 as listed below (In euro):

	2005	2004

Mr. Denis Kessler(1)	0	0
Mr. Carlo Acutis(2)	18,825	20,100
Ms. Michèle Aronvald(3)	31,900	28,500
Mr. Antonio Borges(4)	30,300	27,750
Mr. Allan Chapin(5)	31,575	26,475
Mr. Georges Chodron de Courcel	35,300	31,900
Mr. Daniel Havis	31,900	28,500
Mr. Yvon Lamontagne(6)	23,925	21,375
Mr. Helman le Pas de Sécheval	37,000	35,300
Mr. Daniel Lebègue	43,800	43,800
Mr. André Lévy Lang	45,500	47,200
Mr. Herbert Schimetschek(7)	18,825	17,550
Mr. Jean-Claude Seys	30,200	31,900
Mr. Jean Simonnet	30,200	26,800
Mr. Claude Tendil	31,900	30,200
Mr. Daniel Valot	33,600	28,500

(1)	In accordance with the decision taken by the Board of Directors on March 21, 2006, in the future the Chairman and Chief Executive Officer will receive directors’ attendance fees to the same extent as the other members of the Board of Directors of the Company and according to the same breakdown.

(2)	The amount allocated to Mr. Carlo Acutis was initially EUR 25,100 which takes into account an initial tax of 25%, (i.e. EUR 6,275), pursuant to Articles 117 bis, 119 bis 2, and 187 of the French Tax Code.

(3)	Employee director.

(4)	The amount allocated to Mr. Antonio Borgès was initially EUR 40,400 which takes into account an initial tax of 25%, (i.e. EUR 10,100), pursuant to Articles 117 bis, 119 bis 2, and 187 of the French Tax Code.

(5)	The amount allocated to Mr. Allan Chapin was initially EUR 42,100 which takes into account an initial tax of 25%, (i.e. EUR 10,525), pursuant to Articles 117 bis, 119 bis 2, and 187 of the French Tax Code.

(6)	The amount allocated to Mr. Yvon Lamontagne was initially EUR 31,900 which takes into account an initial tax of 25% (i.e. EUR 7,975), pursuant to Articles 117 bis, 119 bis 2, and 187 of the French Tax Code.

(7)	The amount allocated to Mr. Herbert Schimetschek was initially EUR 25,100 which takes into account an initial tax of 25%, (i.e. EUR 6,275), pursuant to Articles 117 bis, 119 bis 2, and 187 of the French Tax Code.
In addition, some directors of SCOR attend or attended meetings of the boards of directors of some of the Group’s subsidiaries and consequently received related attendance fees for 2005 and 2004 as follows:
SCOR U.S.:
Mr. Chapin: 27,000 USD in 2005 and 27,000 USD in 2004.
Mr. Lebègue: 14,700 USD in 2005 and 14,700 USD in 2004.
SCOR Canada:
Mr. Lamontagne: 40,000 CAD in 2005 and 40,000 in 2004.
The Company paid an aggregate of EUR 4,753.54 to the French government for pension benefits on behalf of its employee director, Michele Aronvald. No other amounts were paid whether for pension, retirement, or any other purpose to the Company’s directors in 2005.
2005 Compensation for Members of the Executive Committee
The aggregate amount of compensation of all members of SCOR’s Executive Committee (8 persons) during and for the year ended December 31, 2005 amounted to EUR 4,019,557.

There is no employment contract between Mr. Kessler and SCOR. The terms and conditions of his appointment are described in the minutes of the meeting of the Board of Directors held on December 19, 2002, and the meeting of the Board of Directors of August 31, 2005. The Compensation and Nominations Committee proposed to the Board that the compensation of the Chairman and Chief Executive Officer be made up as follows:

•	a fixed sum of EUR 500,000,

•	a variable portion for a maximum amount of EUR 900,000, including a portion of 3 per thousand of the consolidated net result for SCOR, provided such result exceeds EUR 30,000,000, up to EUR 360,000, and an amount up to EUR 540,000 determined by the Board of Directors linked to the achievement of objectives decided for each year by the Board of Directors.
There is no employment contract between Mr. Thourot and SCOR. The terms and conditions of his appointment are described in the minutes of the meetings of the Board of Directors held on January 22, 2003. The Compensation Committee proposed to the Board that the compensation of the Chief Operating Officer be comprised as follows:

•	a fixed amount of EUR 410,000,

•	a variable portion for a maximum amount of EUR 410,000, including a portion of 1.50 per thousand of the consolidated net result for SCOR, up to EUR 287,000, and an amount up to EUR 123,000 determined by the Board of Directors linked to the achievement of objectives decided for each year by the Chairman and Chief Executive Officer.
The following table presents gross compensation owing for fiscal year 2005 and fiscal year 2004 to the Chairman and Chief Executive Officer and to the Chief Operating Officer:

		Variable
	Fixed	compensation	Total	Fixed	Variable	Total
	compensation	paid and/or to be	compensation	compensation	compensation	compensation
	paid for 2005	paid for 2005	paid for 2005	paid for 2004	paid for 2004	paid for 2004

	In euros	In euros	In euros	In euros	In euros	In euros
Mr. Denis Kessler	500,000	846,000	1,346,000	500,000	328,791	828,791
Mr. Patrick Thourot	410,000	289,450	699,450	410,000	164,477	574,477
The following table presents the gross compensation paid in 2005 and 2004 to the Chairman and Chief Executive Officer and to the Chief Operating Officer:

					Variable
	Fixed	Variable	Total	Fixed	compensation	Total
	compensation	compensation	compensation	compensation	variable	compensation
	paid in 2005	paid in 2005	paid in 2005	paid in 2004	paid in 2004	paid in 2004

	In euros	In euros	In euros	In euros	In euros	In euros
Mr. Denis Kessler	500,000	495,364	995,364	500,000	150,000	650,000
Mr. Patrick Thourot	410,000	164,477	574,477	410,000	123,000	533,000
The Compensation and Nominations Committee determines the variable compensation attributed to the other members of the Executive Committee on the proposal of the Chairman. The variable portion of the compensation presented in the table below depends, on the one hand, on the achievement of individual objectives and, on the other hand, on the achievement of the Group’s earnings objectives, which are based on return on equity or ROE.

The following table presents gross compensation owing for fiscal year 2005 and for fiscal year 2004 to the members of the Executive Committee (other than the Chairman and Chief Executive Officer and the Chief Operating Officer):

		Variable
	Fixed	compensation	Profit	Total	Fixed	Variable	Profit	Total
	compensation	paid and/or to be	sharing	compensation	compensation	compensation	sharing	compensation
	paid for 2005	paid for 2005	for 2005	paid for 2005	paid for 2004	paid for 2004	paid for 2004	paid for 2004

	In euros	In euros	In euros	In euros	In euros	In euros	In euros	In euros
Marcel Kahn	280,000	138,390	25,130	443,520	195,152	142,240	11,342	348,734
Romain Durand(1)	280,000	–	251	280,251	255,000	142,240	–	397,240
Jean-Luc Besson	280,000	171,990	25,130	477,120	209,000	167,740	15,753	392,493
Victor Peignet	280,000	160,790	25,130	465,920	203,000	159,676	15,753	378,429
Henry Klecan Jr(2)	253,700	111,112	–	364,812	226,743	126,850	–	353,593
Yvan Besnard	197,000	97,798	25,130	319,928	157,000	90,226	12,397	259,623
The following table presents gross compensation paid in 2005 and in 2004 to the members of the Executive Committee (other than the Chairman and Chief Executive Officer and the Chief Operating Officer):

	Fixed	Variable	Profit	Total	Fixed	Variable	Profit	Total
	compensation	compensation	sharing	compensation	compensation	compensation	sharing	compensation
	paid in 2005	paid in 2005	paid in 2005	paid in 2005	paid in 2004	paid in 2004	paid in 2004	paid in 2004

	In euros	In euros	In euros	In euros	In euros	In euros	In euros	In euros
Marcel Kahn	280,000	142,240	11,342	433,582	195,152	–	–	195,152
Romain Durand(1)	280,000	148,774	–	428,774	255,000	79,635	–	334,635
Jean-Luc Besson	280,000	133,840	15,753	429,593	209,000	50,460	–	259,460
Victor Peignet	280,000	181,842	15,753	477,595	203,000	109,078	–	312,078
Henry Klecan, Jr.(2)	253,700	126,850	–	380,550	226,743	25,481	–	252,224
Yvan Besnard	197,000	90,226	12,397	299,623	157,000	11,700	–	168,700

(1)	Romain Durand resigned from his functions as Chief Executive Officer and director of SCOR VIE on December 28, 2005. The Board of Directors of SCOR VIE accepted his resignation on January 11, 2006. Effective December 28, 2005, Romain Durand lost all his rights under the Company’s stock option plans and stock compensation plans.

(2)	Exchange rate at December 31, 2005 of 1 USD = 0.8456 EUR and 1 CAD = 0.7448 EUR.
Like all Group senior executives, members of the Group Executive Committee are entitled to a guaranteed capped pension plan conditioned on a 10-year length of service in the Group, the payment of which is based on their average compensation over the last five years at SCOR. They also benefit from the use of a vehicle for professional transportation; all insurance, maintenance and fuel costs in addition to driver service expenses in relation to the Chairman and Chief Executive Officer’s vehicle are charged to the Company. The aggregate amounts set aside or accrued by the Group to provide pension, retirement or similar benefits for senior executives in 2005 was EUR 3,992,964.
In addition, the Chairman and Chief Executive Officer and the Chief Operating Officer receive the following benefits in kind:

(a)	a health insurance policy under the terms of a contract dated September 16, 1998;

(b)	an “all causes” death or permanent disability insurance underwritten for the senior management of the Company on June 30, 1993.

The Company is currently re-negotiating this contract, and it should be noted that the Chairman and Chief Executive Officer and the Chief Operating Officer will benefit from any contract replacing the existing contract; and

(c)	an insurance for death or permanent disability caused by an accident, underwritten on January 1, 2006. The Company is currently re-negotiating this contract and it should be noted that the Chairman and Chief Executive Officer and the Chief Operating Officer will benefit from any contract replacing the existing contract.

The members of the Executive Committee do not receive directors’ fees in respect of their directorships of companies in which SCOR holds more than 20% of the capital. They are, however, reimbursed for justified business expenses.
Compensation to the Chairman and Chief Executive Officer and the Chief Operating Officer for the 2006 Financial Year
Compensation to the Chairman and Chief Executive Officer
On March 21, 2006, as proposed by the Compensation and Nominations Committee, the Board of Directors decided that the Chairman and Chief Executive Officer:

–	will continue to receive a fixed annual gross amount of EUR 500,000, payable in twelve monthly payments; and

–	will receive, as of the 2006 financial year, a variable annual gross amount capped at EUR 1,000,000, consisting of:

–	an annual variable gross amount capped at EUR 500,000, which will be determined in accordance with the achievement of personal objectives, defined at the beginning of each financial year by the Board of Directors following a proposal by the Compensation and Nominations Committee; and

–	an annual variable gross amount capped at EUR 500,000, which will be determined in accordance with the achievement of financial objectives, defined at the beginning of each financial year by the Board of Directors following a proposal of the Compensation and Nominations Committee.
The variable amount for the “N” financial year will be paid during the “N” financial year + 1, when the Company financial statements for the “N” financial year are approved by the shareholders’ meeting.
For the 2006 financial year, the variable amount paid to the Chairman and Chief Executive Officer will be determined according to the following criteria:

–	personal criteria: completion of strategic transactions, return to an A- rating (A.M.Best) and maintenance of the A- rating (S&P), restructuring of the SCOR Group around the three companies currently being created, general management of the firm; and

–	financial criteria: level of Return on Equity (ROE) achieved by SCOR, provided that the amount of the variable compensation will be progressive and proportional to the amount of ROE between 0% and 10%, an ROE exceeding or equal to 10% awards the maximum variable amount.
In the event of departure during the “N” financial year:

–	the entire variable amount of his compensation for the “N-1” financial year will be payable during the “N” financial year when the Company financial statements for the financial year “N-1” are approved by the shareholders’ meeting;

–	furthermore, in the event of dismissal, the variable amount of his compensation for the “N” financial year will be (i) determined based on the variable amount for the “N-1” financial year and in proportion to his departure date during the “N” financial year in course, and (ii) paid when the Company financial statements for the “N-1” financial year are approved by the shareholders’ meeting.
In the event of dismissal, the Chairman and Chief Executive Officer will receive an indemnity corresponding to the amount of all fixed and variable elements of his gross annual compensation paid by the Company during the two years prior to his dismissal.
In the event of a change in the structure of the Company’s share capital which significantly affects his responsibilities and which causes difficulties in the pursuit of his activity and the regular exercise of his powers, and in the event of his resignation, the Chairman and Chief Executive Officer will receive an indemnity corresponding to the amount of all fixed and variable elements of his gross annual compensation paid by the Company during the three years prior to his resignation. This indemnity will be paid at the request of the

Chairman and Chief Executive Officer, which must be presented within six months from the occurrence of the significant change in the structure of the Company’s share capital.
Finally, pursuant to the decision of the Board of Directors’ meeting of March 21, 2006, the Chairman and Chief Executive Officer will benefit from a specific life insurance aimed at covering the risks inherent to the functions of Chairman and Chief Executive Officer of the Company for an amount equivalent to three years of fixed and variable compensation. Such insurance policy will be subscribed by the Company to the benefit of the members of the Executive Committee.
Compensation to the Chief Operating Officer
On March 21, 2006, as proposed by the Compensation and Nominations Committee, the Board of Directors decided that the Chief Operating Officer:

–	will continue to receive a fixed annual gross amount of EUR 410,000, payable in twelve monthly payments; and

–	will receive, as of the 2006 financial year, a variable annual gross amount capped at EUR 410,000, consisting of:

–	an annual variable gross amount capped at EUR 205,000, which will be determined in accordance with the achievement of personal objectives, defined at the beginning of each financial year by the Board of Directors following a proposal by the Compensation and Nominations Committee; and

–	an annual variable gross amount capped at EUR 205,000, which will be determined in accordance with the achievement of financial objectives, defined at the beginning of each financial year by the Board of Directors following a proposal of the Compensation and Nominations Committee.
The variable amount for the “N” financial year will be paid during the “N” financial year + 1, when the Company financial statements for the “N” financial year are approved by the shareholders’ meeting.
For the 2006 financial year, the variable amount paid to the Chief Operating Officer will be determined according to the following criteria:

–	personal criteria: completion of strategic transactions, return to an A- rating (A.M. Best) and maintenance of the A- rating (S&P), restructuring of the SCOR Group around the three companies currently being created, contribution to the general management of the firm; and

–	financial criteria: level of Return on Equity (ROE) achieved by SCOR, provided that the amount of the variable compensation will be progressive and proportional to the figure achieved by this ROE between 0% and 10%, an ROE exceeding or equal to 10% awards the maximum variable amount.
In the event of departure during the “N” financial year:

–	the entire variable amount of his compensation for the “N-1” financial year will be payable during the “N” financial year when the Company financial statements for the financial year “N-1” are approved by the shareholders’ meeting;

–	furthermore, in the event of dismissal, the variable amount of his compensation for the “N” financial year will be (i) determined based on the variable amount for the “N-1” financial year and in proportion to his departure date during the “N” financial year in course, and (ii) paid when the Company financial statements for the “N-1” financial year are approved by the shareholders’ meeting.
In the event of dismissal, the Chief Operating Officer will receive an indemnity corresponding to the amount of all fixed and variable elements of his gross annual compensation paid by the Company during the two years prior to his dismissal.
In the event of a change in the structure of the Company’s share capital which significantly affects his responsibilities and which causes difficulties in the pursuit of his activity and the regular exercise of his powers, and in the event of his resignation, the Chief Operating Officer will receive an indemnity corresponding to the amount of all fixed and variable elements of his gross annual compensation paid by the Company during the three years prior to his resignation. This indemnity will be paid at the request of the Chief Operating Officer, which must be presented within six months from the occurrence of the significant change in the structure of the Company’s share capital.
C. BOARD PRACTICES
As recommended in an evaluation of board practices carried out in January 2003, the Board of Directors now abides by the following principles:

•	A majority of independent directors, pursuant to criteria adopted by the Board of Directors based on those set forth in the 2003 AFEP-MEDEF Report in France. The board considers eleven of its fifteen members to be independent, namely Messrs. Acutis, Borges, Chapin, Havis, Lamontagne, Lebègue, Lévy-Lang, Schimetschek, Simonnet, Tendil and Valot.;

•	A greater diversity of expertise. In addition to experts drawn from the insurance and reinsurance sectors, the Board of Directors has more members representing the world of finance and industry;

•	A more international perspective, with directors from Italy, Portugal, Austria, Canada and the United States, and directors with extensive international experience;

•	An improved flow of information with the Board of Directors of the Company’s subsidiaries;

•	A reorganization of the Board of Directors’ committees; and

•	An in-depth evaluation, every three years, of the functioning of the Board of Directors and an update in each intervening year.
Pursuant to the above recommendations, Mr. Lévy-Lang led an evaluation relative to the functioning of the Board of Directors for the 2004 fiscal year. The summary of the evaluation questionnaire completed by the Board of Directors as well as the comments of Mr. Lévy-Lang were remitted to the Board of Directors at its meeting of March 23, 2005.
At the meeting of the Board of Directors held on March 31, 2004, new internal regulations regarding the organization and functioning of the Board were formalized. The main provisions of these internal regulations are set out below:
Mission of the Board of Directors
Pursuant to these internal regulations, the Board of Directors determines the policies of the Company’s businesses, oversees their implementation and supervises management’s administration. The Board meets at least four times a year. In accordance with legal provisions, it approves the financial statements, proposes dividends, and makes investment and financial policy decisions. The Board also determines the amount and the nature of the sureties, securities and guarantees that can be granted by the Chief Executive Officer on behalf of the Company.
Meetings of the Board of Directors
At least five days before any meeting of the Board of Directors, the Chairman and Chief Executive Officer is required to submit a work folder to the Directors including all information that will allow them to participate in the discussions listed on the agenda in a discerning and efficient manner. Furthermore, outside of Board meetings, the Chairman and Chief Executive Officer is required to submit to the Directors any information and documents necessary to complete their duties, and the Directors may submit requests for information to the Chairman and Chief Executive Officer. In addition, Directors may ask the Chairman and Chief Executive Officer to invite the principal top executives of the Company to attend Board meetings.
Meetings held by videoconference or telecommunication
At the Board of Directors meeting held on November 2, 2005, the set of internal regulations (règlement intérieur) were amended to allow the Board to hold its meetings via means of telecommunication in accordance with the provisions of the Act of July 26, 2005. Subject to the implementation of the Decree referred to in this July 26, 2005 Act, the Board of Directors will be able to hold meetings either via videoconferencing or telecommunication, under the conditions established by applicable regulations.
Independence of Directors
The independence of Directors is now analyzed on the basis of the following principal criteria. Independent Directors must not:

–	receive a salary or hold an executive position within SCOR and must not have done so during the previous five years;

–	have received from SCOR compensation greater than EUR 100,000 during the five previous years, except for directors’ fees,

–	be an officer in a company in which SCOR directly or indirectly is a director or in which an employee has been designated as such or in which an officer of SCOR (currently or within the last five years) is a director;

–	be a significant client, supplier, investment banker, commercial banker of the Company or of the Group or for which the Company or the Group represents a significant share of the business. A significant share is a contribution to the business equal to the lesser of the following two amounts: more than 2% of the Company’s consolidated premium income, or an amount greater than EUR 100 million,

–	have a close family relationship with an officer of the Company;

–	have been an auditor of the company during the previous five years;

–	have been a Director of SCOR for more than twelve years,

–	represent a shareholder of the Company owning more than 5% of the share capital or voting rights.
Rights and obligations of Directors
Directors may receive training at their request on the specific nature of the Company, its business lines and its business sector. They agree to regularly attend meetings of the Board, Committees of which they may be members, and general shareholders’ meetings. Lastly, they are obligated to express their opposition when they believe that a decision of the Board of Directors is likely to be harmful to the Company.
Loyalty and conflict of interest
The internal regulations prohibit Directors from accepting benefits from the Company or from the Group that are likely to place their independence in question, and require them to dismiss any pressure from other Directors, specific groups of shareholders, creditors, suppliers or other third parties. Directors agree to submit to the Board of Directors any agreement falling under the purview of Article L. 226-38 of the French Commercial Code. In the event of a conflict of interest, the Director will fully inform the Board in advance. He is then required to abstain from participating in any Board discussions.
Accumulation of directorships
The internal regulations requires that candidates for Director inform the Board of the directorships that they hold, as the Board has the duty to ensure compliance with the rules on accumulation of directorships. Once appointed, Directors must inform the Board of any appointment as a company officer within a period of five days following their appointment. Lastly, Directors must inform the Board within a period of one year following the end of the fiscal year of the list of directorships they held during that fiscal year.

Limitations and restrictions on trading SCOR securities
The internal regulations set out the principal recommendations of the market authorities with regard to Directors trading the securities of their company.
First and foremost, the internal regulations set out the legal and regulatory provisions requiring confidentiality with regard to privileged information of which Directors could have knowledge while performing their functions.
Then, the internal regulations require Directors to register as owners of SCOR equities that they themselves or their minor children are holding at the time they enter office or those acquired subsequently. In addition, the internal regulations lay down certain restrictions on trading SCOR securities:

–	first, it is forbidden to trade in SCOR securities while in possession of information which, when made public, is likely to have an impact on the share price. This restriction remains in effect two days after this information has been made public by a press release;

–	in addition, it is forbidden to directly or indirectly conduct any transaction with regard to the Company’s securities during certain sensitive periods as notified to the Directors by the Company or during any period preceding an important event affecting the Company and likely to influence its market price.
Lastly, Directors are required to inform SCOR of all transactions conducted with regard to the Company’s securities, directly or by an intermediary, on their behalf or on behalf of a third party, by their spouse, or by a third party holding a power of attorney.
Board Committees
At its meeting on May 15, 2003, the Board of Directors of SCOR set up four advisory committees to prepare the Board’s proceedings and make recommendations to it on specific subjects.

•	The Strategic Committee is comprised of Denis Kessler, Chairman; Allan Chapin(1); Daniel Lebègue(1); Helman le Pas de Sécheval(2); André Lévy-Lang(1); Jean-Claude Seys; Claude Tendil(1) and Daniel Valot(1). Pursuant to the internal regulations, this Committee is comprised of six to ten members appointed by the Board of Directors and chosen among the Directors and Non-voting Directors. The duration of their term corresponds to the their term as Director or Non-voting Director.

(1)	Independent director.

(2)	Appointed as member of the Strategic Committee on November 3, 2004 in replacement of Jean Baligand who resigned on August 18, 2004.

Its mission is to scrutinize the Group’s development strategies and to make recommendations on major Group acquisition and disposal plans in excess of EUR 100 million.

The Chairman of the Committee may call any individual to attend who is likely to shed relevant light on the clear understanding of a given point, this person’s presence and the information shall be limited to an agenda item concerning him. The Chairman of the Committee must exclude the non-independent members of the Committee from its deliberations on matters likely to pose an ethical problem or conflict of interest.

The Strategic Committee convened twice in 2005.

•	The Accounts and Audit Committee is comprised of Daniel Lebègue(1), Chairman; André Lévy-Lang(1); Antonio Borges(1) and Helman le Pas de Sécheval(2). Pursuant to the bylaws, this Committee is comprised of three to five members appointed by the Board of Directors and chosen among the Directors and non-voting Directors. The duration of their term corresponds to their term as Director or non-voting Director.

(1)	Independent Director.

(2)	Mr. le Pas de Sécheval is a non-voting member of the Accounts and Audit Committee.

Its mission is to scrutinize the fairness of the Group’s financial statements and compliance with internal procedures, and the controls and inspections carried out by the statutory auditors and by the internal audit division.

The Accounts and Audit Committee met six times in 2005 and discussed the following matters:

–	the disengagement from IRP,

–	update and principal issues relative to IFRS standards;

–	Sarbanes-Oxley developments and compliance requirements;

–	2005 budget of the external auditors and pre-approval of the missions of the external auditors;

–	verification of the French GAAP Company and consolidated financial statements at December 31, 2004;

–	approval of the U.S. GAAP accounts at December 31, 2004 and at September 30, 2004;

–	the Group’s 2005 budget;

–	agreement for the SCOR – SCOR VIE pooling of resources;

–	financial consequences of the exit of minority shareholders from IRP;

–	the organization of the management of SCOR’s assets;

–	IFRS financial statements at March 31, 2005;

–	consolidated results of the first quarter of 2005;

–	2005 Audit Plan;

–	Auditors’ Report;

–	consolidated results at September 30, 2005;

–	the Group’s exposure to and protection from natural catastrophes in 2005 and forecast for 2006; and

–	Certification of the CRP accounts in 2004.

The Accounts and Audit Committee has established standing rules that emphasize two essential missions:

–	accounting missions, notably comprising scrutiny of periodic financial documents, review of the appropriateness of choices and proper application of accounting methods, review of the accounting treatment of all significant transactions, review of off-balance sheet liabilities, management of the selection, remuneration, independence and scope of the engagement of the statutory auditors, control of all accounting and financial disclosure documents and related press releases prior to their release to the public; and

–	ethical and internal control missions. The Accounts and Audit Committee has a duty to ensure that internal procedures for the gathering and verification of data guarantee the quality and reliability of SCOR’s financial statements. Further, it is the duty of the Accounts and Audit Committee to review related-party transactions, to analyze and reply to employees’ questions with respect to internal controls, preparation of the financial statements, and the treatment of accounting entries.

The Chairman of the Committee may call any individual to attend an Accounts and Audit Committee meeting who is likely to assist in achieving a clear understanding of a given point. This person’s presence and the information shall be limited to an agenda item concerning him. The Chairman of the Committee must exclude the non-independent members of the Committee from its discussions to examine points likely to pose an ethical problem or conflict of interest.

The Sarbanes-Oxley Act of 2002 requires, among other things, that the audit committees of listed companies in the United States, such as SCOR, be entirely composed of independent board members (as such notion is defined in the Sarbanes-Oxley Act of 2002), subject to certain exemptions, and that they be exclusively responsible for supervising the selection of external auditors. The internal rules of SCOR’s Accounts and Audit Committee provide that all members of the Accounts and Audit Committee will be chosen among the independent Directors, subject to exceptions provided by applicable regulations. See “Item 16D – Exemptions from the Listing Standards For Audit Committees”.

The rules of the Accounts and Audit Committee were approved by the Accounts and Audit Committee on March 18, 2005.

•	The Compensation and Nominations Committee is comprised of Allan Chapin(1), Chairman; André Lévy-Lang(1) and Georges Chodron de Courcel(2). Pursuant to internal rules, it is composed of three to five members appointed by the Board of Directors and non-voting Directors. The majority of the members must be chosen among the independent Directors. The duration of their term corresponds to their term as Director or non-voting Director.

Its missions are to make recommendations on the compensation of Group Directors, officers and of senior executives, on pension plans and stock options, and to make proposals regarding the membership and organization of the Board of Directors and its committees.

The Compensation and Nominations Committee met four times in 2005 and has made recommendations on the implementation of a stock award plan, a stock option plan and on the bonus to be allocated to the senior executives of SCOR.

•	The Risks Committee is comprised of Carlo Acutis(1); Antonio Borges(1); Daniel Havis(1); Daniel Lebègue(1); Herbert Schimetschek(1); Jean Simonnet(1); Claude Tendil(1); Georges Chodron de Courcel(2); and Helman le Pas de Sécheval.

Its mission is to identify the major risks to which the Group is exposed on both the assets and liabilities sides, and to ensure that means are in place to monitor and manage these risks. It scrutinizes the main technical and financial risks to which the Group is exposed. The Risks Committee did not meet in 2004 because all of the matters it would have acted upon were acted upon by the full board or the Audit and Accounts Committee. As a result, on March 23, 2005, the Board decided to dissolve the Risks Committee going forward, and to transfer its tasks to other relevant Group Committees. On May 16, 2006 the Board of Directors decided to re-instate the Risks Committee following its dissolution on March 23, 2005 with the same mission as it previously had.
Statement of Significant Differences Between Corporate Governance Practices Followed by SCOR and the NYSE’s Corporate Governance Standards Pursuant to Article 303A-11 of the New York Stock Exchange Listed Company Manual
Overview
The following discussion provides a general summary of the significant differences between the corporate governance standards followed by SCOR and those required by the listing standards of the New York Stock Exchange (“NYSE”) for U.S companies.
Principal sources
The principal sources of corporate governance standards in France are the French Commercial Code (Code de commerce) and the French Financial and Monetary Code (Code monétaire et financier), both as amended, in particular by the French Financial Security Act (Loi de sécurité financière) of August 2003 and the French Economic Improvement and Confidence Act (Loi pour la confiance et la modernisation de l’économie) of July 2005, the European Prospectus Directive (European Parliament and Council Directive 2003/71/EC of 4 November

(1)	Independent director.

(2)	Non-voting director.

2003 on the prospectus to be published when securities are offered to the public or admitted to trading) and its implementing regulation (Commission Regulation (EC) No 809/2004 of 29 April 2004) as well as a number of general recommendations and guidelines on corporate governance issued in France, most notably the AFEP-MEDEF Report, a report issued in October 2003 to promote better corporate governance of listed companies in France. The AFEP-MEDEF Report includes, among other, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominating committees) and the independence criteria for board members. The French Financial Security Act also prohibits statutory auditors from providing certain non-audit services and defines certain criteria for independence of auditors. In France, the independence of statutory auditors is also monitored by an independent body, the High Council for Statutory Auditors (Haut Conseil du Commissariat aux Comptes).
The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.
Composition of the Board of Directors; Independence.
The NYSE listing standards provide that the board of directors of a U.S listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence.
French law does not contain any independence requirement for the members of the board of directors of a French company and the functions of board chairman and chief executive officer are frequently performed by the same person. The AFEP-MEDEF Report recommends, however, that at least half of the members of the board of the directors be independent in companies that have a dispersed ownership structure and no controlling shareholder. The report states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment.” The report also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE’s rules although the specific tests under the two standards may vary on some points.
At its meeting on March 31, 2004, the Board of Directors of SCOR adopted internal Board rules governing its operation and composition, including specific criteria for determining the independence of its Boards members. These criteria have regard to both the independence standards of the AFEP-MEDEF Report and the NYSE listing standards.
Based on the independence criteria of its internal Board rules, SCOR considers that 11 of its 15 directors are independent.
Board Committees
Overview. The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/ corporate governance committee and a compensation committee. Each of these committees consists solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.
French law requires neither the establishment of board committee nor the adoption of written charters. The AFEP-MEDEF Report recommends, however, that the board of directors set up an audit committee, a nominating committee and a compensation committee, indicating that the nominating and compensation committees may form one committee. The report also recommends that at least two-thirds of the audit committee members and a majority of the members of each the nominating and the compensation committee be independent directors.
SCOR established an Accounts and Audit Committee and a combined nominating and compensation committee called the Compensation and Nominations Committee and considers all of the voting members of the Accounts and Audit Committee and two-thirds of the Compensation and Nominations Committee to be independent. The Board determined the scope of the activities of both committees.

Audit committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some, but not all, of these requirements applied to non-U.S. listed companies, such as SCOR. As of the date hereof, SCOR considers that is in compliance with all of the NYSE rules applicable to non-U.S. companies, subject to certain exemptions as permitted by such rules.
The AFEP-MEDEF Report recommends that French public companies establish an audit committee that is responsible for, among other things, examining the company’s risk exposures and material off-balance sheet commitments and the scope of consolidation, reviewing the financial statements, managing the process of selecting the statutory auditors, expressing an opinion on the amount of their fees and monitoring compliance with the rules designed to ensure auditor independence, regularly interviewing statutory auditors without executive management present, and may call outside experts if necessary.
Although the audit committee recommendations of the AFEP-MEDEF Report are less detailed than those contained in the NYSE listing standards, the NYSE listing standards and the AFEP-MEDEF Report share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. As a result, they address similar topics, and there is some overlap.
SCOR has established certain roles and tasks for its Accounts and Audit Committee, which emphasize the two following essential missions and exceed those recommended by the AFEP-MEDEF Report:

•	Accounting: review of periodic financial reports, review of the appropriateness of choices and proper application of accounting methods, review of the accounting treatment of all significant transactions, review of the consolidation scope, review of off-balance sheet liabilities, management of the selection and remuneration of the statutory auditors, control of all accounting and financial disclosure documents prior to their release to the public; and

•	Ethical and internal controls: ensure that internal procedures for the gathering and verification of data ensure the quality and reliability of SCOR’s financial statements, review related-party transactions, analyze and reply to employees’ questions with respect to internal control, preparation of the financial statements, and the treatment of accounting entries.
One structural difference between the legal status of the audit committee of the U.S. listed company and that of the French listed company concerns the degree of the committee’s involvement in managing the relationship between the company and the auditors. French law requires French companies that publish consolidated financial statements, such as SCOR, to have two co-auditors. While the NYSE listing standards require the audit committee of a U.S listed company to have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, French law provides that the election of the co-auditors is the sole responsibility of the shareholders’ meeting. In making its decision, the shareholders’ meeting may rely on proposals submitted to it by the board of directors, whose decision is taken upon consultation with the audit committee. The shareholders’ meeting elects the auditors for an audit period of six fiscal years. The auditors may only be dismissed by a court and only on grounds of professional negligence or incapacity to perform their mission.
Corporate governance guidelines
The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualifications standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation. In addition, the chief executive officer of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations of the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders.
French law requires neither the adoption of such guidelines nor the publication of such certification. The AFEP-MEDEF Report recommends, however, that the board of directors of a French public company perform annual self-evaluations by an outside consultant every three years, and that shareholders be informed each year in the annual report of the evaluations. In 2002, pursuant to the recommendations of the AFEP-MEDEF Report and the Sarbanes-Oxley Act of July 2002, SCOR’s Board of Directors mandated Allan Chapin, one of its independent members, to carry out a review of the functioning of the Board of Directors and issue recommendations. One of these recommendations, submitted to the Board of Directors in January 2003, was to carry out an in-depth review of the functioning of the Board every three years, with an annual review in the interim years. In addition, the French Financial Security Act (Loi de sécurité financière) of August 1, 2003, now requires the Chairman of SCOR’s Board of Directors to deliver a special report to the annual general meeting of shareholders regarding, inter alia, the Board’s practices. The text of this report has been included in “Item 15. Internal Controls and Procedures”.
Code of Business Conduct and Ethics
The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under French law. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including SCOR, must disclose in their annual reports whether they have adopted a code of ethics for their principal executives and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. SCOR adopted a Code of Ethics in 1996. This Code of Ethics is applicable to all members of personnel. A copy is available on SCOR’s corporate website. In addition, SCOR undertakes to provide to any person without charge, upon request, a copy of such code of ethics by writing to:
Investor Relations and Financial Communications Department
Immeuble SCOR
1, Avenue du Général de Gaulle
92074 Paris La Défense Cedex
Attention: Stéphane Le May, Investor Relations Office
D. EMPLOYEES
As of December 31, 2005, the Group employed 994 people, including 565 at its headquarters in Paris, 208 in North America, 62 in the Asia-Pacific region, 141 in other European countries, and 18 in other regions. In addition to the provisions of the French labor code, SCOR’s employees in France are covered by various collective bargaining agreements relating to working conditions that are negotiated periodically with the employees’ representatives. SCOR considers its employee relations to be good.
The number of employees overall decreased by 5.5% from 1,052 as of December 31, 2004 to 994 as of December 31, 2005. The primary decrease took place in North America and in the staff and financial sectors in Paris.
As part of the restructuring of the Group and its personnel, a redundancy program was initiated in France in September 2005, the effects of which should be primarily apparent at the beginning of 2006.

The following table sets forth the distribution of employees at the dates indicated(1):

	As of December 31,

	2003	2004	2005

Number of employees	1,187	1,052	994
Breakdown by geographic location
France	639	587	565
Asia-Pacific region	70	63	62
Other European countries	167	150	141
North America	293	233	208
Other regions	18	19	18

	1,187	1,052	994
Breakdown by main category of activity
Global Property and Casualty	553	455	416
Life reinsurance	238	224	215
Staff and financial sectors	396	373	363

	1,187	1,052	994

(1)	The calculation of the total workforce is based on the registered workforce as of December 31, 2005 with expatriates being counted in their country of expatriation. The figures published last year, 1,038 in 2004 and 1,162 in 2003, were based on the workforce present on December 31 of each financial year, with expatriates being counted in their country of origin.
E. SHARE OWNERSHIP
Shares Held by Directors and Executive Officers
The following table indicates the number of Ordinary Shares held by each director and executive officer of the Company as of December 31, 2005, representing approximately 0.07% of SCOR’s outstanding capital stock on such date:

Directors
Mr. Carlo Acutis	60,000
Ms. Michèle Aronvald	948
Mr. Antonio Borges	1
Mr. Allan Chapin	1,000
Mr. Daniel Havis	7,602
Mr. Denis Kessler	319,920
Mr. Yvon Lamontagne	4,460
Mr. Helman le Pas de Sécheval	500
Mr. Daniel Lebègue	100
Mr. André Lévy Lang	150,000
Mr. Herbert Schimetschek	6
Mr. Jean-Claude Seys	21,050
Mr. Jean Simonnet	2,736
Mr. Claude Tendil	1,506
Mr. Daniel Valot	100

Non-Voting Directors
Mr. Georges Chodron de Courcel	17,836

Chief Operating Officer
Mr. Patrick Thourot	91,530

Total	679,295

Stock Option Plans
The total number of share options outstanding as of December 31, 2005 was 20,712,100.
As of December 31, 2005, unexercised share subscription options, if exercised, would lead to the creation of 16,812,193 shares, representing approximately 2.2% of the capital of the Company.
The following table sets forth certain information relating to the various option plans as of December 31, 2005:

								Number
								granted to
						Total	Number	top ten
		Date of Board	Date options			Number	granted to	beneficiaries
		of Directors’	become		Number of	of shares	the Group’s	employed
OPTION PLAN		Resolution	exercisable	Expiration date	beneficiaries	granted	executives	by SCOR

1992		September 28	Expired	Expired	76	318,800	42,000	54,000
1994		May 9	Expired	Expired	104	429,000	59,000	64,000
1995		May 15	Expired	Expired	99	430,000	82,000	68,000
1996		September 5	Sept. 5, 1997 (30%) Sept. 5, 1998 (30%) Sept. 5, 1999 (40%)	Sept. 4, 2006	122	480,000	83,000	70,000
1997		September 4	September 4, 2002	Sept. 3, 2007	113	481,500	112,000	72,000
1998		September 3	September 4, 2003	Sept. 3, 2008	134	498,000	130,000	71,500
1999		September 2	September 3, 2004	Sept. 2, 2009	145	498,500	130,000	71,000
2000		May 4	May 5, 2004	May 3, 2010	1,116	111,600	600	1,000
2000		August 31	September 1, 2005	Aug. 30, 2010	137	406,500	110,000	63,000
2001		September 4	September 4, 2005	Sept. 3, 2011	162	560,000	150,000	77,000
2001		October 3	October 4, 2005	Oct. 2, 2011	1,330	262,000	1,200	2,000

TOTAL						4,475,900	899,800	613,500

Readjusted total after the capital increase, at December 31,
2002						11,088,489	2,229,143	1,519,870
2003		February 28	February 28, 2007	Feb. 27, 2013	65	1,435,688	655,233	247,532
2003	(1)	June 3	June 3, 2007	June 2, 2013	1,161	2,266,927	420,441	177,787
2003			Condition of benefit not achieved (cancelled)			2,266,929	420,441	177,787
Readjusted total after the capital increase, at December 31,
2003						17,058,033	3,725,258	2,122,976

Readjusted total after the capital increase, at January 7,
2004
2004		August 25	August 26, 2008	Aug. 25, 2014	171	5,990,000	1,335,000	920,000
2005		August 31	September 16, 2009	Sept. 16, 2015	219	7,260,000	1,650,000	1,420,000

			TOTAL at December 31, 2005			30,308,033	6,710,258	4,462,976

(1)	Some of the options granted in June 2003 depended on the Group’s profitability being more than 10% and 12% greater than the Group’s average shareholders’ equity for 2003 and 2004, respectively. Since these conditions were unrealized, the options were cancelled.
Following the capital increase on December 31, 2002, the Company has adjusted the price of the shares issuable upon the exercise of options granted and the number of shares issuable upon the exercise of options, pursuant to article L. 225-81 of the French Commercial Code.
The exercise price of shares issuable upon the exercise of options, as set prior to this capital increase, has been reduced by an amount equal to the product of this price multiplied by the ratio between (a) the value of the preferential subscription right and (b) the value of the share prior to cancellation of this right, i.e.:

Previous offer price × value of preferential subscription right (average listed opening price during the subscription period)

Value of share after cancellation of preferential subscription right (average listed opening price during the subscription period) + value of preferential subscription right

Because the initial value of the option is supposed to remain constant, the new number of shares eligible for subscription is equal to the initial value of the option divided by the new offer price, i.e.:

Initial number of options × previous offer price

New offer price as defined below
These calculations have been performed individually and by plan, and rounded up to the nearest share. The same calculations have been applied after the capital increase of January 7, 2004.
The table below summarizes the status of the various option plans:

Status at December 31, 2005

		Exercise Price	Options outstanding	Number of	Options
		after readjusting for	after the capital	options cancelled	outstanding at	Options
		capital increases	increase of	at the end of	the end of	granted in
Option Plan		(in EUR)	January 7, 2004	2005	2005	2005

1995		6.59	192,782	192,782	—	—
1996		11.70	703,785	42,096	661,689	—
1997		15.03	865,443	59,429	806,014	—
1998		22.72	937,260	76,764	860,496	—
1999		18.58	903,835	86,667	817,168	—
2000		19.39	187,248	25,647	161,601	—
2000		18.17	761,469	86,420	675,049	—
2001		19.39	1,137,848	137,430	1,000,418	—
2001		13.73	445,312	60,137	385,175	—
2003		2.86	1,275,553	104,840	1,170,713	—
2003		3.94	3,655,163	2,026,386	1,628,777	—
2004		1.14	5,990,000	450,000	5,540,000	—
2005	(1)	1.66	—	255,000	7,005,000	7,260,000

Total			17,055,698	3,603,598	20,712,100	7,260,000

(1)	out of the 7,260,000 options granted in 2005, 255,000 were cancelled due to the departure of certain beneficiaries.
The stock option plans for the years 1994 to 1997 and 2003, to 2005 are share subscription plans giving rise to an increase in share capital if exercised. The plans for the years 1998 to 2001 are stock option plans to purchase existing shares.
In accordance with the authorization of the general shareholders’ meeting of May 18, 2004, the Board of Directors approved a plan on August 25, 2004, for certain of the Group’s Directors and officers and senior executives, offering a total of 5,990,000 options, granted without discount, at a price of EUR 1.14 per option. The options can be exercised all at once or on several occasions but with a minimum of 1,000 shares per exercise, from August 26, 2008 to August 25, 2014. After August 25, 2014, any unexercised options will become null and void.
The Board of Directors of SCOR, in accordance with the authority granted to it by the general shareholders’ meeting of May 31, 2005, established a new stock option plan on August 31, 2005 intended for Group Directors, officers and certain senior executives of the Group’s companies. The stock subscription price amounts to EUR 1.66 per share. The 7,260,000 options may be exercised all at once or on several occasions from September 16, 2009 to September 15, 2015 and will give the right to one share per option. After this date, the rights will expire.
Conditions for exercising the options include a condition based on continued employment, but not a condition based on performance.

The table below shows the outstanding options for members of the Executive Committee as at December 31, 2005:

					Potential
	Options	Options to		Price	transaction
	exercised	be exercised	Plan dates	(EUR)	volume (EUR)	Exercise period

Denis Kessler(1)	None	364,019	Feb. 28, 2003	2.86	1,041,094	Feb. 28, 2007 to Feb. 28, 2013
	None	160,169	June 03, 2003	3.94	631,065	June 03, 2007 to June 03, 2013
	None	375,000	Aug. 25, 2004	1.14	427,500	Aug. 26, 2008 to Aug. 25, 2014
	None	450,000	Sept. 16, 2005	1.66	747,000	Sept. 16, 2009 to Sept. 15, 2015

TOTAL		1,349,188

Patrick Thourot(1)	None	72,804	Feb. 28, 2003	2.86	208,219	Feb. 28, 2007 to Feb. 28, 2013
	None	60,064	June 03, 2003	3.94	236,652	June 03, 2007 to June 03, 2013
	None	180,000	Aug. 25, 2004	1.14	205,200	Aug. 26 2008 to Aug. 25, 2014
	None	200,000	Sept. 16, 2005	1.66	332,000	Sept. 16, 2009 to Sept. 15, 2015

TOTAL		512,868

Romain Durand(2)	None	19,809	Sept. 04, 1997	15.03	297,729	Sept. 04, 2002, to Sept. 03, 2007
	None	29,713	Sept. 03, 1998	22.72	675,079	Sept. 04, 2003 to Sept. 03, 2008
	None	32,188	Sept. 02, 1999	18.58	598,053	Sept. 03, 2004 to 02 Sep. 2009
	None	249	May 04, 2000	19.39	4,828	May 05, 2004 to May 03, 2010
	None	37,141	Aug. 31, 2000	18.17	674,852	Sept. 01, 2005 to Aug. 30, 2010
	None	49,520	Sept. 04, 2001	19.39	960,193	Sept. 04, 2005 to Sept. 03, 2011
	None	497	Oct. 03, 2001	13.73	6,824	Oct. 04, 2005 to Oct. 02, 2011
	None	43,683	Feb. 28, 2003	2.86	124,933	Feb. 28, 2007 to Feb. 25, 2013
	None	40,043	June 03, 2003	3.94	157,770	June 03, 2007 to June 03, 2013
	None	180,000	Aug. 25, 2004	1.14	205,200	Aug. 26, 2008 to Aug. 25, 2014
	None	200,000	Sept. 16, 2005	1.66	332,000	Sept. 16, 2009 to Sept. 15, 2015

TOTAL		632,843

Jean-Luc Besson	None	43,683	Feb. 28, 2003	2.86	124,933	Feb. 28, 2007 to Feb. 28, 2013
	None	40,043	June 03, 2003	3.94	157,770	June 03, 2007 to June 03, 2013
	None	120,000	Aug. 25, 2004	1.14	136,800	Aug. 26, 2008 to Aug. 25, 2014
	None	180,000	Sept. 16, 2005	1.66	298,800	Sept. 16, 2009 to Sept. 15, 2015

TOTAL		383,726

Marcel Kahn	None	120,000	Aug. 25, 2004	1.14	136,800	Aug. 26, 2008 to Aug. 25, 2014
	None	150,000	Sept. 16, 2005	1.66	249,000	Sept. 16, 2009 to Sept. 15, 2015

TOTAL		270,000

Victor Peignet	None	9,905	Sept. 05, 1996	11.7	115,889	Sept. 05, 1997 to Sept. 04, 2006 (30%) Sept. 05, 1998 to Sept. 04, 2006 (30%) Sept. 05, 1999 to Sept. 04, 2006 (40%)
	None	12,381	Sept. 04, 1997	15.03	186,086	Sept. 04, 2002 to Sept. 03, 2007
	None	9,905	Sept. 03, 1998	22.72	225,042	Sept. 04, 2003 to Sept. 03, 2008
	None	12,381	Sept. 02, 1999	18.58	230,039	Sept. 03, 2004 to Sept. 02, 2009
	None	249	May 04, 2000	19.39	4,828	May 05, 2004 to May 03, 2010
	None	14,857	Aug. 31, 2000	18.17	269,952	Sept. 01, 2005 to Aug. 30, 2010

					Potential
	Options	Options to		Price	transaction
	exercised	be exercised	Plan dates	(EUR)	volume (EUR)	Exercise period

	None	19,809	Sept. 04, 2001	19.39	384,097	Sept. 04, 2005 to Sept. 03, 2011
	None	497	Oct. 03, 2001	13.73	6,824	Oct. 04, 2005 to Oct. 02, 2011
	None	26,210	Feb. 28, 2003	2.86	74,961	Feb. 28, 2007 to Feb. 28, 2013
	None	28,030	June 03, 2003	3.94	110,438	June 03, 2007 to June 03, 2013
	None	120,000	Aug. 25, 2004	1.14	136,800	Aug. 26, 2008 to Aug. 25, 2014
	None	200,000	Sept. 16, 2005	1.66	332,000	Sept. 16, 2009 to Sept. 15, 2015

TOTAL		454,224

Henry Klecan	None	14,857	Sept. 04, 2001	19.39	288,077	Sept. 04, 2005 to Sept. 03, 2011
	None	497	Oct. 03, 2001	13.73	6,824	Oct. 04, 2005 to Oct. 02, 2011
	None	11,649	Feb. 28, 2003	2.86	33,316	Feb. 28, 2007 to Feb. 28, 2013
	None	16,017	June 03, 2003	3.94	63,107	June 03, 2007 to June 03, 2013
	None	120,000	Aug. 25, 2004	1.14	136,800	Aug. 26, 2008 to Aug. 26, 2014
	None	150,000	Sept. 16, 2005	1.66	249,000	Sept. 16, 2009 to Sept. 15, 2015

TOTAL		313,020

Yvan Besnard	None	17,334	Sept. 04, 1997	15.03	260,530	Sept. 04, 2002 to Sept. 03, 2007
	None	17,334	Sept. 03, 1998	22.72	393,828	Sept. 04, 2003 to Sept. 03, 2008
	None	17,334	Sept. 02, 1999	18.58	322,066	Sept. 03, 2004 to Sept. 02, 2009
	None	249	May 04, 2000	19.39	4,828	May 05, 2004 to Mar. 05, 2010
	None	14,857	Aug. 31, 2000	18.17	269,952	Sept. 01, 2005 to Aug. 30, 2010
	None	17,334	Sept. 04, 2001	19.39	336,106	Sept. 04, 2005 to Sept. 03, 2011
	None	497	Oct. 03, 2001	13.73	6,824	Oct. 04, 2005 to Oct. 02, 2011
	None	26,210	Feb. 28, 2003	2.86	74,961	Feb. 28, 2007 to Feb. 28, 2013
	None	14,416	June 03, 2003	3,94	56,799	June 03, 2007 to June 03, 2013
	None	120,000	Aug. 25, 2004	1.14	136,800	Aug. 26, 2008 to Aug. 25, 2014
	None	120,000	Sept. 16, 2005	1.66	199,200	Sept. 16, 2009 to Sept. 15, 2015

TOTAL		365,565

GRAND TOTAL		4,281,434			13,886,268

(1)	In the event of dismissal or a significant change in the share capital of the Company that substantially affects their respective responsibilities and makes it difficult for them to pursue their respective activities and the normal exercise of their duties, and if their professional relationship is terminated at their request, the Chairman and Chief Executive Officer and/or the Chief Operating Officer shall retain the right to exercise the options allotted to them that have been fully vested within the periods defined by the stock option plan, and shall be entitled to an indemnity, for the options they would be unable to exercise under this plan, to compensate for the loss of the right to exercise the options under the terms of the plan. The amount of this indemnity will be determined by an independent expert using the “Black & Scholes“ option valuation method on the date of their respective departures.

(2)	For a description of the treatment of the stock options granted to Romain Durand following his resignation on December 28, 2005, please see “Item 6.B. Compensation – 2005 Compensation for Members of the Executive Committee”.
The other group directors were not granted stock options.
Taking into account the results recorded in 2003 and 2004, the stock options from the June 2003 plan with the condition of a 2003 return on equity of more than 10% or 2004 return on equity of more than 12% were cancelled.
A total of 920,000 stock options were granted to the top ten non-director employees under the August 25, 2004 plan. They received 1,290,000 options from the August 25, 2005 plan.
No options were exercised in 2003, 2004 and 2005.

No options have been awarded by a related company.

Stock options awarded to top ten non-officer	Number of	Exercise	Expiration
employee recipients and exercised options	options	Price	date	Plan

Options awarded during the financial year, by the issuer and by any company included in the option distribution scope, to the top ten recipient employees of the issuer and of any company included in this scope and which were granted the most options (aggregate information)	1,420,000	1.66	Sept. 16, 2009	Sept. 16, 2005
Options exercised during the financial year by the ten employees of the issuer or the companies included in the scope who exercised the most options (aggregate information)	N/A	N/A	N/A	N/A
Other Stock Compensation
On August 25, 2004, the Board of Directors approved a stock compensation plan applicable to all employees and officers of the Group. This plan was implemented following the authorization of the May 18, 2004 shareholders’ meeting and a subsequent proposal of the Compensation and Nominations Committee. The Group decided to grant shares for no consideration to all employees of the Group, up to an aggregate of 7,140,705 shares, subject to the continued employment conditions of the beneficiaries. On January 10, 2005, a distribution of 4,397,008 shares was made to all employees. As determined by the Chairman and Chief Executive Officer, the shares may be sold by the employees as of such date.
The rules of the stock compensation plan for directors, officers and certain senior executives of the Group companies called for the transfer of the securities at two separate times, in equal amounts on January 10, 2005 (Tranche A) and on November 10, 2005 (Tranche B), subject to compliance with continued employment conditions.
In the context of the transfer that took place on January 10, 2005 (Tranche A), the members of the Executive Committee collected half of the shares to which they were entitled under the stock compensation plan.
The French 2005 Financial Security Act instituted a new incentive tax and company benefits system for stock awards, the purpose of which is to promote employee savings. As such, French recipients had the option of forfeiting the November 10, 2005 transfer (Tranche B), in exchange for which the distribution was increased by 40% and became subject to the new incentive arrangement (Plan 2004 – forfeiture – redistribution), under the 2005 redistribution plan approved by the Board of Directors on August 31, 2005 to that effect.
On August 31, 2005, SCOR’s Board of Directors, pursuant to the authorization of the shareholders’ meeting of May 31, 2005, and upon the proposal of the Compensation and Nominations Committee, established a new stock compensation plan for group directors, officers and certain senior executives of the Group’s companies.
7,305,000 shares will be transferred in September 2007, subject to compliance with continued employment conditions of the employee recipients of the Group, and will be required to be held until September 2009.

The table below presents the share award plan issued to members of the Executive Committee as of December 31, 2005:

			Price	Transaction
	Plan	Shares	(in euros)	(in euros)	Date of transfer

Denis Kessler(1)	2004 Plan – Tranche A	187,500	1.44	270,000	January 10, 2005
	Plan 2004 – Forfeiture – redistribution	262,500		–	September 01, 2007
	2005 Plan	450,000		–	September 01, 2007

TOTAL		900,000

Patrick Thourot(1)	2004 Plan – Tranche A	90,000	1.44	129,600	January 10, 2005
	2004 Plan – Forfeiture – redistribution	126,000		–	September 01, 2007
	2005 Plan	200,000		–	September 01, 2007

TOTAL		416,000

Romain Durand(2)	2004 Plan – Tranche A	90,000	1.44	129,600	January 10, 2005
	2004 Plan – Tranche B	90,000	1.69	152,100	November 10, 2005
	2005 Plan	200,000			September 01, 2007

TOTAL		380,000

Jean-Luc Besson	2004 Plan – Tranche A	75,000	1.44	108,000	January 10, 2005
	2004 Plan – Tranche B	75,000	1.69	126,750	November 10, 2005
	2005 Plan	180,000		–	September 01, 2007

TOTAL		330,000

Marcel Kahn	2004 Plan – Tranche A	75,000	1.44	108,000	January 10, 2005
	2004 Plan – Forfeiture – redistribution	105,000		–	September 01, 2007
	2005 Plan	150,000		–	September 01, 2007

TOTAL		330,000

Victor Peignet	2004 Plan – Tranche A	75,000	1.44	108,000	January 10, 2005
	2004 Plan – Forfeiture – redistribution	105,000		–	September 01, 2007
	2005 Plan	200,000		–	September 01, 2007

TOTAL		380,000

Henry Klecan	2004 Plan – Tranche A	65,576	1.44	94,429	January 10, 2005
	2004 Plan – Tranche B	65,576	1.69	110,823	November 10, 2005
	2005 Plan	150,000		–	September 01, 2007

TOTAL		281,152

Yvan Besnard	2004 Plan – Tranche A	51,842	1.44	74,652	January 10, 2005
	2004 Plan – Forfeiture – redistribution	72,579		–	September 01, 2007
	2005 Plan	120,000		–	September 01, 2007

TOTAL		244,421

GRAND TOTAL		3,261,573

(1)	In the event of dismissal or a significant change in the share capital of the Company that substantially affects their respective responsibilities and makes it difficult for them to pursue their activities and the normal exercise of their responsibilities, and if their professional relationship is terminated at their request, the Chairman and Chief Executive Officer and/or the Chief Operating Officer shall be entitled to an indemnity, for the bonus shares that would have been allotted to them and which they could not receive, to compensate for the loss of the right to the shares. The amount of this loss shall be calculated as the number of shares in question multiplied by the average price of the SCOR shares on the date of their respective departures.

(2)	For a description of the treatment of the rights of Romain Durand under the share award plan following his resignation on December 28, 2005, please see “Item 6.B. Compensation – 2005 Compensation for Members of the Executive Committee”.
The other Directors of the Group were not awarded any shares.

Item 7. Major Shareholders and Related Party Transactions
A. MAJOR SHAREHOLDERS
The following sets forth entities or persons known to the Company to be the direct or indirect holders of 5% or more of the Company’s Ordinary Shares as of January 31, 2006:

	December 31, 2003(1)				December 31, 2004				December 31, 2005				January 31, 2006

				% of				% of				% of				% of
	Number		% of	voting	Number		% of	voting	Number		% of	voting	Number		% of	voting
	of shares		capital	rights(2)	of shares		capital	rights(2)	of shares		capital	rights(2)	of shares		capital	rights(2)

Groupama/Gan Groupe	25,656,535		18.79%	18.86%	155,260,343	(3)	18.95%	19.17%	155,246,370	(12)	16.03%	16.18%	155,246,370	(15)	16.03%	16.18%
Silchester(4)	11,729,332		8.59%	8.62%	70,375,992		8.59%	8.69%	81,375,992		8.40%	8.48%	76,771,648		7.92%	8.00%
Marathon AM(4)	9,145,757		6.70%	6.72%	58,549,828		7.15%	7.23%	57,295,188		5.91%	5.97%	56,566,688		5.84%	5.89%
Groupe MAAF-MMA(5)	6,707,235		4.91%	4.93%	31,505,874		3.85%	3.89%	33,725,874		3.48%	3.51%	33,725,874		3.48%	3.51%
MACIF	3,966,628	(6)	2.91%	2.92%	26,941,535	(7)	3.29%	3.33%	29,908,937		3.09%	3.12%	29,908,937		3.09%	3.12%
Generali(8)	2,365,660		1.73%	1.74%	15,100,507		1.84%	1.86%	15,100,507		1.56%	1.57%	15,100,507		1.56%	1.57%
MATMUT(9)	2,750,000		2.01%	2.02%	14,250,000		1.74%	1.76%	15,505,983	(13)	1.60%	1.62%	14,130,983	(16)	1.46%	1.47%
Employees	861,220	(10)	0.63%	0.63%	1,278,720	(11)	0.16%	0.16%	3,396,922	(14)	0.35%	0.35%	3,350,517	(17)	0.35%	0.35%
Owned by SCOR	489,500		0.36%	–	9,298,085		1.13%	–	9,110,915		0.94%	–	9,110,915		0.94%	–
Others	72,872,978		53.37%	53.56%	436,708,186		53.30%	53.92%	568,102,382		58.64%	59.20%	574,856,631		59.34%	59.90%

Total	136,544,845		100%	100%	819,269,070		100%	100%	968,769,070		100.00%	100.00%	968,769,070		100.00%	100.00%

(1)	Information is as of the closest date to December 31, 2003 as possible.

(2)	The percentage of voting rights is determined on the basis of the number of shares outstanding after deducting the number of shares owned by the Company.

(3)	Source: Groupama. This figure includes 139,439,070 shares owned directly by Groupama S.A. and 15,821,273 shares owned by subsidiairies and “Caisses-Regionales” of Groupama.

(4)	Source: Silchester, Marathon. These companies are shareholders through mutual funds.

(5)	Source: MAAF-MMA.

(6)	Source: MACIF.

(7)	Source: MACIF. This figure includes 26,908,937 shares owned directly and 32,598 shares owned through funds managed by MACIF Gestion.

(8)	Source: Generali.

(9)	Source: MATMUT.

(10)	This figure includes 295,220 shares owned directly and 566,000 shares owned through a company-sponsored mutual fund.

(11)	This figure includes 295,220 shares owned directly and 983,500 shares owned through a company-sponsored mutual fund.

(12)	Source: Groupama. This figure includes 139,439,071 shares owned directly by Groupama S.A. and 15,807,299 shares owned by subsidiaries and the “Caisses-Regionales” of Groupama.

(13)	Source: MATMUT. This figure includes 14,250,000 shares owned directly and 1,255,983 shares owned through their mutual funds.

(14)	This figure includes 1,764,622 shares owned directly and 1,632,300 shares owned through a company-sponsored mutual fund.

(15)	Source: Groupama. This figure includes 139,439,071 shares owned by Groupama S.A. and 15,807,299 shares held by subsidiaries and by Regional Mutuals.

(16)	Source: Matmut. This figure includes 12,875,000 shares owned directly and 1,255,983 shares held through mutual funds.

(17)	This figure includes 1,695,417 shares owned directly and 1,655,100 shares owned through a company-sponsored mutual fund.
To the Company’s knowledge, no material changes in the Company’s share ownership percentages took place during the year ended December 31, 2005.
A survey of all shares outstanding carried out by the Company in February 2005, aimed at identifying the owners of bearer shares, revealed the existence of more than 37,000 shareholders. In January 2006, a survey aimed at identifying the owners of bearer shares revealed the existence of more than 34,000 shareholders. The Company estimates that as of June 6, 2006, a total of 968,769,070 Ordinary Shares, including 21,112,258 shares underlying the ADSs, or 2.18% of our capital, were held in the U.S. by approximately 27 record holders. Since certain of SCOR’s ADSs and Ordinary Shares are held by brokers or other nominees, the number of ADSs and Ordinary

Shares held of record and the number of record holders may not be representative of the location of where the beneficial holders are resident.
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
Groupama is the largest shareholder of SCOR. As of December 31, 2005, Groupama/Gan Groupe held approximately 16.03% of the Company’s share capital. Mr. Le Pas de Sécheval (Chief Financial Officer of Groupama S.A) was named non-voting director at the annual meeting of May 15, 2003, and then co-opted as voting director by the Board of Directors of November 3, 2004, which was approved by the shareholders at the annual meeting of May 31, 2005. SCOR has business relationships with Groupama, since it conducts reinsurance transactions with it.
All Ordinary Shares have the same voting rights. There is no covenant or clause thereof stipulating preferential terms for the sale or purchase of shares eligible for trading, or for which application is pending, on a regulated stock market and representing 0.5% or more of the share capital or voting rights of the Company that has been notified to the Autorité des Marchés Financiers. No Ordinary Shares have been pledged.
At December 31, 2005, SCOR held 9,110,915 of its own shares.
The total number of voting rights at January 1, 2005 was 809,970,985, and at December 31, 2005 was 959,658,155.
To the Company’s knowledge, except as disclosed above, the Company is not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and the Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.
To the Company’s knowledge, the percentage of share capital and voting rights held by the members of the Company’s directors and officers was 0.07% as of December 31, 2005.
Pursuant to Article 8 (“Rights attached to each share”) of the bylaws, each ordinary share gives its owner the right to one vote at the general shareholders’ meetings and the bylaws do not stipulate shares having the right to a double vote. In addition, there is no statutory limitation on voting rights. Therefore, the shareholders of the Company do not have different voting rights.
B. RELATED PARTY TRANSACTIONS
Several directors of the Company are also officers or directors of companies with whom SCOR has arm’s length transactions in the regular course of business. In particular, SCOR enters into reinsurance transactions with Groupama in the regular course of business.
The following material transactions have been executed with related parties since January 1, 2005:

•	On February 7, 2005, SCOR and its U.S. and Bermudian subsidiaries, SCOR U.S. and CRP, signed a large commutation agreement for the SCOR Group which reduced the overall reserves of SCOR U.S. and, to a lesser extent, CRP, by approximately USD 300 million and has been accounted for in the first quarter of 2005.

•	The Board of Directors, at its meeting of May 9, 2005, authorized the entering into of an agreement to open a revolving credit facility with a banking syndicate represented by BNP Paribas as Agent and Lead Manager (the “Credit Facility Agreement”) in order to make available to the Company a short-term credit facility to finance its general cash needs. The Credit Facility Agreement was entered into on May 18, 2005 for a term of 12 months. The credit facility is available by drawing down a maximum amount of EUR 75,000,000 over a period ending one month before the facility’s final payment date. This agreement expired on May 18, 2006.

The composition of the banking syndicate and their respective commitments provided by each lender of the total facility is as follows:

		Commitment
Lender	Credit	in %

BNP Paribas	EUR 24,750,000	33%
CALYON	EUR 18,750,000	25%
Natexis Banques Populaires	EUR 15,000,000	20%
Crédit Industriel et Commercial	EUR 7,500,000	10%
Ixis Corporate & Investment Bank	EUR 5,250,000	7%
Caisse Régionale de Crédit Agricole Mutuel de Paris et d’Ile-de-France	EUR 3,750,000	5%

Total Commitments	EUR 75,000,000	100%

As a security of its obligations under the Credit Facility Agreement, the Company must grant a first rank pledge over its securities account for the benefit of the Lenders and BNP Paribas as Agent pursuant to the terms of the related pledge agreement and must pledge as security, as a condition precedent to each draw down under the credit facility and at the option of the Company, either (i) French treasury bonds (Obligations Assimilables du Trésor, or “OAT”) for an amount equal to at least 105% of the draw down amount, (ii) shares for an amount equal to at least 125% of the draw down amount, or (iii) bonds for an amount equal to at least 110% of the draw down amount.

The Board authorized as may be necessary, the execution of an amendment to the Credit Facility Agreement providing for the pledge of shares of Luxembourg SICAV mutual funds as well as a pledge agreement subject to Luxembourg law between the Company, the Lenders and BNP Paribas as Agent, relative to the pledge of such shares of Luxembourg SICAV mutual funds (hereinafter, with the securities pledge described above, the “Security”).

The applicable margin for each draw down is a function of the type of securities pledged as collateral prior to the draw down. In the event of a pledge of shares (including shares of a Luxembourg SICAV mutual fund), the applicable margin is set at a rate of 0.45% per year; in the event of a pledge of bonds, the applicable margin was fixed at a rate of 0.25% per year; and, in the event of a pledge of OAT French treasury bonds, the applicable margin is set at the greater of (i) the rate of 0.15% per year and (ii) fees for non-use of the draw down applicable on the date of the applicable draw down.

The interest period is set, at the Company’s discretion and for each draw down, at 1, 2, 3 or 6 months. The applicable interest rate for the drawn amount is equal to the sum of (i) EURIBOR for the applicable interest period, (ii) the margin applicable to the applicable draw down and, as the case may be, (iii) mandatory costs applicable under the terms of the agreement.
Banking commissions provided for under the terms of the Credit Line Agreement are as follows:

Non-use fees: payable quarterly in arrears on the basis of a rate applied at the time of the opening of the credit facility and which varies as a function of the Counterparty Credit Rating attributed to the Company by Standard & Poor’s:

BBB or less:	0.28% per year
BBB+:	0.20% per year
A-:	0.15% per year
A or better:	0.12% per year

If on the calculation date, Standard & Poor’s no longer attributed such a rating to the Company, the rate is to be determined as a function of the Counterparty Credit Rating attributed by Moody’s, in the following manner:

Baa2 or less:	0.28% per year
Baa1:	0.20% per year
A3:	0.15% per year
A2 or better:	0.12% per year

In the event Standard & Poor’s and Moody’s no longer attributed to the Company the credit ratings referred to above, and assuming an event of default (as defined in the Credit Facility Agreement) were to occur, the applicable rate would be set at the maximum applicable rate, i.e. 0.28% per year.

Participation fee: 0.20% of the amount of commitments of each Lender, payable on the day of execution of the Credit Facility Agreement.

•	Agent’s commission: EUR 10,000 (not including VAT) payable in one installment.

•	Lead Manager’s commission: 0.10% flat rate (not including VAT), calculated on the basis of the credit line of EUR 75,000,000 and payable in one installment.

The representations and warranties of the Company pursuant to the Credit Facility Agreement and events of default are similar in all material respects to those shown in the letter of credit facility agreement, as amended, entered into on December 26, 2002.
The director concerned by this agreement is Mr. Kessler, Chairman and Chief Executive Officer of the Company.

•	The Board of Directors at its meeting of May 31, 2005 authorized, pursuant to Article L. 225-38 of the French Commercial Code, and in connection with the capital increase dated June 30, 2005, the execution of a mandate letter and an underwriting agreement between SCOR and BNP Paribas relative to the offer and to the placement of shares to be issued.
The director concerned by this agreement is Mr. Kessler, Chairman and Chief Executive Officer of the Company.

•	The Board of Directors at its meeting of August 31, 2005 authorized, pursuant to Article L. 225-38 of the French Commercial Code, the execution of a Global Novation Agreement among SCOR, Irish Reinsurance Partners Limited (IRP), and SCOR, SCOR Italia Riassicurazioni, SCOR UK Company Ltd, SCOR Deutschland, SCOR Asia Pacific, SCOR Re Co (Asia) Ltd, SCOR Asia Pacific Australian Branch, SCOR Asia Pacific Labuan Branch and SCOR Re Asia Pacific PTE Ltd Korea Branch, (referred to as the “Subsidiaries”), pursuant to which SCOR shall be assigned all IRP rights and obligations resulting from the quota share retrocession agreements.
The directors and officers concerned by this agreement are Messrs. Kessler and Thourot.

•	The Board of Directors at its meeting of August 31, 2005 authorized, pursuant to Article L. 225-38 of the French Commercial Code, the execution of the SCOR Re Novation Agreement between SCOR, Irish Reinsurance Partners Limited (IRP) and SCOR Reinsurance Company, pursuant to which SCOR shall be assigned all IRP rights and obligations resulting from the quota share retrocession agreement, as defined by such agreement.
The directors and officers concerned by this agreement are Messrs. Kessler, Chapin, Lebègue and Thourot.

•	The Board of Directors at its meeting of August 31, 2005 authorized, pursuant to Article L. 225-38 of the French Commercial Code, the execution of the Canada Novation Agreement between SCOR, Irish Reinsurance Partners Limited (IRP) and SCOR Canada Reinsurance Company, pursuant to which SCOR shall be assigned all IRP rights and obligations resulting from the quota share retrocession agreement, as defined by such agreement.
The directors and officers concerned by this agreement are Messrs. Kessler, Lamontagne and Thourot.

•	The Board of Directors at its meeting of August 31, 2005 authorized, pursuant to Article L. 225-38 of the French Commercial Code, the execution of an indemnity agreement requested of SCOR by the Board of Directors of IRP in order to indemnify any liability to Irish Reinsurance Partners Limited resulting from the execution of the renewal agreements described above.
The directors and officers concerned by this agreement are Messrs. Kessler and Thourot.

•	The Board of Directors at its meeting dated August 31, 2005 authorized, pursuant to Articles L. 225-38 and L. 225-35 of the French Commercial Code, the renewal of certain parent company guarantees granted by SCOR in order to allow the Group’s reinsurance subsidiaries to benefit from a financial rating equivalent to SCOR’s. SCOR guarantees the obligations of such subsidiaries under their insurance and reinsurance agreements, especially in connection with a parent company letter of guarantee which the Board authorized on December 19, 2002.

During the 2004/2005 period, the subsidiary General Security Indemnity Company of Arizona was required to produce the letter of guarantee once for the attention of a certain intermediary.

Furthermore, the Board of Directors also authorized a new parent company guarantee granted by SCOR to Commercial Risk Reinsurance Company and Commercial Risk Re-Insurance Limited.

The Chairman of the Board also indicated that pursuant to Article L. 225-38 of the French Commercial Code and given the functions that they occupy on the Board of Directors of certain of the Company’s subsidiaries, Messrs. Chapin, Lamontagne, Lebègue and Kessler did not take part in the vote. For the same reasons, with respect to the parent company guarantee granted to SCOR VIE, only Ms. Aronvald was authorized to vote.

The benefit of such parent company guarantee is granted to the following subsidiaries of the SCOR Group, pursuant to the insurance and/or reinsurance agreements entered into by such subsidiaries:

–	SCOR Reinsurance Co. Ltd (US)

–	General Security Indemnity Co. of Arizona

–	General Security National Insurance Co.

–	Commercial Risk Reinsurance Company

–	Commercial Risk Re-Insurance Limited

–	Investors Insurance Corp.

–	SCOR Life Insurance Company (ex. Republic-Vanguard Life Insurance Co)

–	SCOR Asia-Pacific Pte Ltd

–	SCOR Canada Reinsurance Co.

–	SCOR Channel

–	SCOR Deutschland

–	SCOR Financial Services Ltd

–	SCOR Italia Riassicurazioni SpA

–	SCOR Life U.S. Re Insurance Co

–	SCOR Reinsurance Co. (Asia) Ltd

–	SCOR U.K. Co. Ltd

–	SCOR VIE
This new authorization takes effect September 3, 2005 and shall terminate no later than September 2, 2006.

The directors and officers concerned are Messrs. Chapin, Lamontagne, Lebègue, Thourot and Kessler. Concerning the parent company guarantee granted to SCOR VIE, the directors and officers concerned are Messrs. Kessler, Havis, Chapin, Simonnet, Seys, Levy-Lang, Borges, Schimetschek, Tendil, Acutis, Lamontagne, Valot, Lebègue and le Pas de Sécheval.

•	The Board of Directors in its meeting of November 2, 2005 authorized, pursuant to Article L. 225-38 of the French Commercial Code, the issuance of a parent company letter of guarantee to cover the financial obligations of SCOR VIE pursuant to an agreement for the issuance of letters of credit to be entered into among SCOR VIE, SCOR Financial Services Limited (SFS) and CALYON.

This agreement to issue letters of credit and the parent company guarantee are part of a transaction intended to make available to SCOR Life U.S. Reinsurance Company (SLR) additional financial resources in order for it to satisfy the financial coverage requirements provided by so-called “Triple X” U.S. regulations.

Pursuant to the agreement referred to above, CALYON undertook to issue or to cause the issuance to the benefit of SLR of one or more letters of credit for a term of five years and up to a total commitment corresponding to the smaller of the two following amounts: (a) USD 250 million and (b) the difference between the (i) Triple X reserves and (ii) 150% of the amount of the reserves required pursuant to accounting requirements (net of deferred acquisition costs).

The transaction was submitted to the Texas Department of Insurance as it required a number of modifications to the Automatic Coinsurance Retrocession Treaty entered into on December 31, 2003 among SLR and SFS. The Texas Department of Insurance indicated, in a letter dated September 30, 2005, that it had no comments to the modifications made to this agreement. The Irish regulatory authority (IFSRA) was also informed of the transaction and indicated they had no objection.

The transaction was finalized at the end of December 2005.

The board members concerned are Messrs. Kessler, Havis, Chapin, Simonnet, Seys, Levy-Lang, Lebègue, Borges, Schimetschek, Tendil, Acutis, Lamontagne, Valot and le Pas de Sécheval.

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

In addition, in November 2004 the Board of Directors authorized Amendment No. 4 to the credit agreement which extended the maturity date of the credit agreement to December 31, 2005 and reduced the credit lien to USD 115 million effective January 1, 2005. Amendment No. 4 also provided for the following lender fees payable under the credit agreement: (i) a use commission of 0.15% per year as of November 1, 2004, reduced from 0.30% per year under the original agreement; (ii) a non-use commission of 0.06% per year as of January 1, 2005, reduced from 0.20% for the previous year, calculated on the basis of the amount of credit not used and not cancelled and payable quarterly, commencing with the quarterly payment due as of the execution date of Amendment No. 4 calculated on the basis of the average rate determined and prorated from the previously applicable rate of 0.20% per year and the new 0.06% per year rate applicable from and after the execution date; (iii) an extension commission of 0.045%, reduced from of 0.20%, calculated on the basis of the new USD 115 million amount of the credit facility as of January 1, 2005 and payable on January 3, 2005; (iv) an issuance commission of USD 400 for every issuance of a letter of credit; (v) a fronting commission payable to BNP Paribas of 0.10%, reduced from of 0.24%, calculated on the basis of the outstanding amount payable quarterly; and (vi) a commission for establishing Amendment No. 4 due to BNP Paribas of 0.04% of the new USD 115 million amount of the credit facility as of January 1, 2005 payable on January 3, 2005.

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

Amendment No. 4 included a partial and definitive reduction of the amount of the credit facility by SCOR in the amount of USD 177 million. As a result of this amendment, the total amount of credit available under the facility was USD 115 million as of January 1, 2005. The participating banks and their respective commitment amounts were as follows: BNP Paribas (USD 37.95 million, or 33%); CALYON (USD 26.45 million, or 23%); Natexis Banques Populaires (USD 19.55 million, or 17%); CIC (USD 17.25 million, or 15%); Ixis Corporate & Investment Bank (USD 8.05 million, or 7%); and CRCAM (USD 5.75 million, or 5%).

The Company terminated this credit facility agreement, as amended, with effect as of December 31, 2005. The Company’s objective is to favor bilateral relations with one or more banking partners with respect to the coverage by letters of credit of its reinsurance obligations. The Company asked BNP Paribas not to terminate certain of its stand-by letters of credit issued in connection with such credit agreement and to retain responsibility for certain banking commitments in connection therewith (so that such letters of credit renew automatically for a year as from December 31, 2005) and requested BNP Paribas, subject to the decision of its Board, to issue new letters of credit in connection with a new agreement.

The Board of Directors at its meeting of November 2, 2005 authorized, pursuant to Article L. 225-38 of the French Commercial Code, the execution of a new stand-by letter of credit facility agreement with the BNP Paribas to guarantee the performance of the Company’s obligations under its reinsurance operations. The agreement was executed on November 25, 2005. The credit facility is available by issuing letters of credit and/or revolving stand-by letters of credit (SBLC) up to a maximum of USD 85,000,000 (eighty-five million USD) and over a period running from January 4, 2006 to December 31, 2008.

In order to guarantee its obligations under the above credit facility agreement, SCOR offered a first-rank pledge of securities account to the benefit of the BNP Paribas pursuant to a pledge agreement (and the related pledge declaration) and pledged as collateral, (i) on the date of execution of the pledge agreement, a number of OAT French treasury bonds in a minimum amount equal to EUR 5,000 (five thousand euros), (ii) on December 30, 2005, an additional number of OAT French treasury bonds in an amount equal to the value in EUR of 105% of the Initial SBLCs (corresponding to the letters of credit issued in connection with the former credit facility agreement and assumed and extended by the BNP Paribas), and (iii) before each new draw down, is required to pledge additional OAT French treasury bonds in an amount equal to the value in EUR of 105% of the amount of the new draw down.

The bank fees provided for under the terms of this credit facility agreement are the following:

•	Non-use fee: 0.05% per year as from January 1, 2006, calculated on the non-utilized and uncancelled amount of the credit facility and payable per semester in arrears.

•	Use fee: 0.10% per year as from January 1, 2006, calculated on the basis of the outstanding credit facility and payable monthly in advance.

•	Other BNP Paribas commissions:

–	fixed commission of USD 400 for each issuance of SBLC;

–	fixed commission of USD 100 for each modification of SBLC;

–	fixed commission of USD 100 for each annual extension of SBLC.

The Board member concerned is Mr. Kessler.
The following material transactions were executed with related parties prior to January 1, 2005 and were continued in 2005:

•	As part of the transaction for the acquisition of Sorema S.A. and Sorema N.A. in May 2001, Groupama, as the seller of both companies provided two guarantees for a period of six years, pursuant to which Groupama may be required to indemnify SCOR in the event of negative developments concerning material social security and income tax liabilities and liabilities in respect of technical reserves for the 2000 and previous subscription years as assessed at December 31, 2006. As of December 31, 2005, the amount of such obligations was estimated by SCOR at EUR 250 million. This amount may be adjusted at the end of the guaranty period which expires on June 30, 2007. Mr. Baligand, a former director of the Company, is a director of Groupama, and Mr. Le Pas de Sécheval, the Chief Financial Officer of Groupama S.A., is currently a director of the Company.

•	On June 24, 2004, SCOR entered into an underwriting agreement with BNP Paribas, Goldman Sachs International and HSBC CCF for the placement and subscription of the bonds convertible and/or exchangeable for new or existing shares (OCEANE) with a par value of EUR 2 due January 1, 2010 authorized by the Board of Director of June 21, 2004 and approved by the Autorité des marchés financiers on June 24, 2004 under No. 04-627. The agreement provided for a placement fee, a success fee and guaranty fee aggregating EUR 4,175,000. The directors concerned by this agreement are Mr. Kessler, the Chairman and Chief Executive Officer and a director of the Company who also serves on the Board of Directors of BNP Paribas, and Mr. Borges, a director of the Company who is Vice Chairman and a Director of Goldman Sachs International.

•	In June 2004, the Company’s Board of Directors approved a loan agreement dated June 21, 2004, in favor of SCOR Auber, a Company subsidiary, in the amount of EUR 23,570,000, the proceeds of which were used to fund the acquisition by SCOR Auber of a logistics platform on June 30, 2004. Interest on the loan was calculated at market rates. EUR 10 million of the loan was capitalized following a share capital increase. The officer concerned by this agreement was Mr. Thourot, Chief Operating Officer of the Company, who also serves on the board of SCOR Auber.

•	In November 2004, the Company’s Board of Directors approved a joint and several guarantee granted by the Company to SCOR VIE with respect to a stand-by letter of credit facility agreement dated November 14, 2003 for a maximum amount of EUR 110 million between SCOR VIE and a bank pool including BNP Paribas, CIC, CAI, Natexis Banques Populaires, WestLB, CDC-Finance – CDC Ixis, Crédit Agricole d’Ile de France and Crédit Lyonnais. This credit facility agreement was terminated with effect from December 31, 2005.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

Item 8. Financial Information
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Legal Proceedings
We are involved in one legal proceeding concerning past environmental claims. Based on information currently available to us, we believe that the provisions we have reserved as of the date hereof are sufficient to cover this matter.
In addition, we are involved in the following litigation matters:
In the United States:

•	In December 2002, a petition was filed by Dock Resins Corporation and Landec Corporation before a U.S. Federal District Court in New Jersey against SCOR’s subsidiary, Sorema North America Reinsurance Company, now known as GSNIC, for an alleged bad faith denial of coverage by GSNIC concerning business interruption suffered by the plaintiffs. GSNIC filed a cross claim for fraud and misrepresentation seeking to void the policy and preserve GSNIC’s right to recover the costs incurred in litigating the case. The plaintiffs claim an unspecified amount of damages in excess of policy limits for the contents and business interruption coverage, which are capped under the insurance policy at an aggregate total of USD 15 million. The policy has been retroceded at 80% outside of the SCOR Group. GSNIC has paid the undisputed portions of the claim. On January 27, 2006, motions for partial summary judgment and cross-motions filed by the various parties were argued, with the decisions being very favorable for the defendants. The Court granted GSNIC’s Motion for partial summary judgment dismissing all claims against it for alleged bad-faith denial as well as dismissing the claim that GSNIC conspired with its consultants to wrongfully deny the insurance claim. Additionally, claims for other punitive or extra-contractual damages as well as counsel fees were also dismissed. Plaintiff’s cross-motion for partial summary judgment on GSNIC’s affirmative defense of insurance fraud was denied. As a result of these rulings, plaintiff is left with a contract cause of action against GSNIC on the insurance policy. Discovery is likely to be completed in the spring of 2006. A date for trial is tentatively listed for June 2006.

•	In March 2004, certain funds of Highfields Capital (Highfields Capital LTD, Highfields Capital I LP and Highfields Capital II LP, together referred to as the “Highfields Funds”), as minority shareholders of IRP Holdings Limited, filed a complaint against SCOR in the US District Court of Massachusetts. The complaint alleges fraud and violations of Massachusetts law with regard to the acquisition by the Highfields Funds of a stake in IRP Holdings Limited in December 2001. On April 19, 2006, after a question arose regarding the U.S. District Court’s jurisdiction over the case, Highfields filed a Motion to Affirm Subject Matter Jurisdiction or, in the Alternative, to Refer Case to State Court, which asks the federal court to clarify jurisdictional questions. The parties have filed briefs on that motion but, as of June 22, 2006, the court has neither heard oral argument nor issued a ruling on Highfields’ motion. If the U.S. District Court determines it has the proper jurisdiction over the case, damages (including punitive damages) owed, if any, would only be determined by the court at the end of the trial which is scheduled to begin in May 2007. If the U.S. District Court determines it lacks jurisdiction over the law suit, Highfields may be permitted to file a similar complaint in Massachusetts state court.

•	Beginning in October 2001, various lawsuits were brought and counterclaims made in U.S. Federal Court in New York concerning the question of whether the terrorist attack on the World Trade Center (WTC) on September 11, 2001 constituted one or two occurrences under the terms of the applicable property insurance coverage issued to the lessees of the WTC and other parties. While SCOR as a reinsurer is not a party to such lawsuits, its ceding company, Allianz Global Risks U.S. Insurance Company (Allianz), which insured a portion of the WTC and which is reinsured by SCOR, is a party to the legal action.
         The first two phases of the trial were completed in 2004. At the end of the first phase, nine of the twelve insurers involved in that phase were found to be bound by a definition of the term occurrence that as a matter of law has been found to mean that the attack on the WTC constituted one occurrence. Allianz did not participate in that first phase, but has participated in the second phase of the trial. On December 6, 2004, the jury in the second phase of the trial determined that the attack on the WTC on September 11, 2001 constituted two occurrences under the property insurance coverages issued by Allianz and by eight other insurers of the WTC that were parties to this phase of the trial. SCOR, a reinsurer of Allianz, considered the jury verdict to be contrary to the terms of the insurance coverage in force and to the intent of the parties. SCOR fully supported Allianz in its efforts to overturn the verdict. This verdict has been appealed to the U.S. Court of Appeals for the Second Circuit and a decision is expected in 2006.
         The verdict in the second phase of the trial did not determine the amount of damages owed by the insurers, and a separate court-supervised appraisal procedure is underway to determine the amount of indemnification due by the insurers following the destruction of the WTC towers. The final determination of the appraisal procedure is expected in late 2006 or early 2007.
         In the Group’s original calculations of its technical reserves, the WTC attack was treated as one occurrence for purposes of the underlying insurance coverage since the terrorist attack on September 11, 2001 was a single, coordinated occurrence. As a result of the above-described jury verdict in the second phase of the trial, the Group has increased the reserves based on the initial replacement value estimated by the ceding company’s claims adjusters. The gross amount of reserves has accordingly been increased from USD 355 million as of December 31, 2003 to USD 422 million as of December 31, 2004, and net of retrocession from USD 167.5 million to USD 193.5 million. These amounts did not change significantly in 2005. In addition, the Group issued two letters of credit to Allianz for a total amount of USD 145,320,000 on December 27, 2004 as security required by Allianz to guarantee payment to the ceding company if the verdict is not reversed or if the appraisal process were to lead to an increased amount of liabilities to be paid in the future. See “Item 3.D. Risk Factors – We may be subject to losses due to our exposure to risks related to terrorist acts”.
Allianz has instituted an arbitration proceeding against the Company in order to clarify the extent of the Company’s obligations under the reinsurance contract entered into with it. The arbitration proceeding has been stayed by the arbitration panel pending the happening of certain events relating to the second phase of the trial. The arbitration proceeding has not been reactivated.

•	The Group is also involved in various arbitration proceedings relating to the subscription of business, currently in run off, primarily relating to coverage for certain bond losses. The total amount of the related claims is approximately USD 10.3 million.

•	In January 2005, Continental Casualty Company (CCC), a CNA subsidiary, initiated an arbitration proceeding to obtain a declaration that six contracts signed with Commercial Risk Re-Insurance Company (CRRC) should contain the so called “insolvency” clause. CRRC issued a counter demand for arbitration proceedings to obtain access to all relevant books and records from CCC.
         On November 2, 2005, the panel rendered its award stating that the six contracts were supposed to contain this insolvency clause. Following this ruling, CRRC filed motions to vacate the panel’s final award in U.S. Federal District Courts in the state of Connecticut and for the Northern District of Illinois seeking to vacate the arbitration panel’s ruling.
         In its counter claim, CRRC is requesting, pursuant to the provisions of the contracts in question, an order giving it full access to all relevant books and records held by CCC and its Agents. The organizational meeting in respect of this second arbitration was held in October 2005 and the parties are in the process of submitting their respective schedules to the panel.

•	In August 2005, certain American subsidiaries of Royal & Sun Alliance (RSA) initiated four arbitration proceedings against Commercial Risk Re-Insurance Company and Commercial Risk Reinsurance Company Ltd (Commercial Risk) relating to seven reinsurance treaties signed by RSA and Commercial Risk. RSA is alleging breach of the contracts and is seeking full payment of balances due under these contracts, plus interest and expenses, for a total of approximately USD 23 million. Commercial Risk denies these balances asserting that the losses are outside the scope of coverage and the terms and conditions of the treaties.

No significant development has occurred in these arbitration proceedings. Panels have been constituted and the organizational meetings were held on February 22, 2006 and March 28, 2006.

•	At the end of February 2006, Security Insurance Company of Hartford, Orion Insurance Company and other subsidiaries of Royal & Sun Alliance (RSA) instituted litigation against SCOR Reinsurance Company (SCOR Re) in the Supreme Court of the State of New York alleging breach of contract and seeking recovery of claimed loss balances of approximately USD 48.9 million allegedly due as losses under two quota share treaties between the parties (the “Treaties”).
         SCOR Re is seeking to dismiss or stay the Supreme Court litigation and is demanding that the issues raised in the litigation be submitted to arbitration pursuant to the arbitration clauses contained in the Treaties. At the appropriate time in either the litigation or arbitration, SCOR Re will assert its own defense and claims or counterclaims concerning the substantive issues raised in the litigation.

•	In February 2006, SCOR received an arbitration notice from the “captive” of a pharmaceutical laboratory concerning the settlement of a claim under civil liability for a laboratory product. SCOR denied owing this amount and claims that the captive was not required to indemnify the pharmaceutical laboratory. The maximum potential commitment of SCOR is USD 17.5 million.
In Europe:

•	SCOR VIE, as the reinsurer of an insurance company, is involved in a lawsuit in connection with a life insurance policy in the amount of approximately EUR 4.5 million. The beneficiary of the policy was killed in 1992. In June 2001, a Spanish court ordered the ceding company to pay approximately EUR 16 million under the policy, which amount included accumulated interest since 1992 as well as damages. Following this decision, SCOR VIE booked a technical provision of EUR 17.7 million in its accounts for the 2001 fiscal year. In May 2002, the Barcelona Court of Appeals found in favor of the ceding company. The representatives of the deceased have now appealed the case to the Spanish Supreme Court. The provision was maintained at December 31, 2005.

•	The French Autorité des Marchés Financiers (AMF) initiated an investigation on October 21, 2004 in connection with the financial information and trading activity surrounding the issue of the SCOR OCEANE bonds in July 2004. The Company has no additional information on this matter at this time.

•	The AMF also initiated an investigation on October 5, 2005 concerning the market for the SCOR shares as of June 1, 2005.

•	Since February 2005, the Company has been subject to a tax audit for the period from January 1, 2002 to December 31, 2003. On December 21, 2005, this audit resulted in an initial adjustment proposal, excluding late penalties, for an additional assessment for the corporate income tax base for 2002 of EUR 26,870,073.77, an assessment for the withholding stipulated by Article 119 bis 2 of the French General Tax Code of EUR 5,788,871 and an additional assessment for the employer’s payroll tax of EUR 27,891.

The Company has challenged this adjustment proposal. This proposal, which stays the statute of limitations, will be followed in 2006 with a definitive proposal also covering fiscal year 2003.

•	The Autorité de Contrôle des Assurances et des Mutuelles (A.C.A.M.) launched an audit of SCOR VIE in January 2006.

The Company is also involved in various other legal and arbitration proceedings from time to time in the ordinary course of its business. However, other than the proceedings mentioned above, to our knowledge, there are no other litigation matters that have had or are likely to have a material adverse impact on the financial position, business and the operating results of the Group.
Dividend Policy
The payment and amount of dividends on outstanding Ordinary Shares are subject to the recommendation of the Company’s Board of Directors and the approval by the Company’s shareholders at an annual general meeting. The Board of Directors also recommends, and the Company’s shareholders determine at the annual general meeting, the portion, if any, of any annual dividend that each shareholder will have the option to receive in Ordinary Shares. Historically, from 1996 through 2001, dividends were paid entirely in cash. Future dividends will depend on the Company’s earnings, financial condition, capital requirements, exchange rate and interest rate fluctuations and other factors. The Company did not pay any dividends for 2002 and 2003, pursuant to decisions of the shareholders’ meetings of May 15, 2003 and May 18, 2004. Pursuant to the shareholders’ meeting of May 31, 2005, the Company paid a dividend of EUR 24 million, or EUR 0.03 per share, in respect of the financial year 2004. Pursuant to the shareholders’ meeting of May 16, 2006, the Company will pay a dividend of EUR 48 million, or EUR 0.05 per share in respect of financial year 2005.
Under French law and the Company’s statuts (bylaws), the Company’s net income in each fiscal year (after deduction for depreciation and reserves), as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to the shareholders of the Company as dividends, subject to other applicable requirements of French law and the Company’s statuts.
Historically, any cash dividends paid by the Company have generally been paid solely in euros. Dividends paid to holders of ADSs are converted from euros to U.S. dollars, subject to a charge by the Depositary for any expenses incurred by the Depositary in such conversion. Fluctuations in the exchange rate between euros and dollars and expenses of the Depositary will affect the dollar amounts actually received by holders of ADSs upon conversion by the Depositary of such cash dividends. See “Item 3.D. Risk Factors – We are exposed to the risk on foreign exchange rates” and “Item 3.D. Risk Factors – The trading price of SCOR’s ADSs and dividends paid on SCOR’s ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars.” See “Item 10.E. Taxation” for a description of the principal French and U.S. federal income tax consequences regarding the taxation of dividends for holders of ADSs and Ordinary Shares.
Dividends for each year are paid in the year following the approval of such dividend at the annual meeting of shareholders, which is generally held in April or May. The aggregate annual dividends paid for each of the five years ended December 31, 2005 were as follows:

	Number of		Dividend per
	Ordinary	Dividend per	Ordinary		Dividend per
	Shares	Ordinary	Share including	Dividend per	ADS including
	outstanding	Share	Avoir Fiscal(1)	ADS(2)	Avoir Fiscal(1)(2)

	(Thousands)	(EUR)	(EUR)	(USD)	(USD)
2001	41,244	0.30	0.45	0.27	0.40
2002	136,545	0.00	0.00	0.00	0.00
2003	136,545	0.00	0.00	0.00	0.00
2004	819,269	0.03	0.03	0.04	0.04
2005	968,769	0.05	0.05	0.06	0.06

(1)	Avoir Fiscal for individuals and corporations which own at least 5% of the Company’s share capital at a rate of 50%. The dividend per Ordinary Share including Avoir Fiscal for other corporations was EUR 0.35 in 2001, and the dividend per ADS including Avoir Fiscal for other corporations was USD 0.31 in 2001. The Avoir Fiscal was repealed and therefore will not be applicable with respect to dividends distributed in the future. See “Item 10.E. Taxation.”

(2)	Solely for your convenience, the dividend per Ordinary Share and Avoir Fiscal have been translated from the euro amounts actually paid into the corresponding U.S. dollar amounts at the Noon Buying Rates. The Noon Buying Rate may differ from the rate that may be used by the Depositary to convert euros to U.S. dollars for purposes of making payments to holders of ADSs.
B. SIGNIFICANT CHANGES
Except as disclosed elsewhere in this Annual Report, there have been no significant changes in the Group’s business since December 31, 2005, the date of the annual financial statements included in this Annual Report.

Item 9. The Offer and Listing
A. OFFER AND LISTING DETAILS
The following tables set forth the highest and lowest sales price and the average monthly trading volume of the Ordinary Shares on the Premier Marché until February 21, 2005 and on Eurolist from such date, as reported by Euronext Paris, and the highest and lowest sales price and the average monthly trading volume of the ADSs, as reported on the NYSE composite tape, for time periods indicated:

	Euronext			New York Stock Exchange

			Average Monthly	Price Per American		Average Monthly
	Price Per Ordinary Share		Trading Volume	Depositary Share		Trading Volume

	High	Low	Shares	High	Low	ADSs

2001	EUR 58.20	EUR 24.47	1,679,000	USD 53.75	USD 27.89	89,000
2002	EUR 29.09	EUR 3.42	10,812,000	USD 40.80	USD 5.28	158,000
2003	EUR 6.48	EUR 1.14	26,130,668	USD 7.80	USD 1.62	1,327,835
2004	EUR 1.74	EUR 1.00	119,620,704	USD 2.37	USD 1.23	12,707,650
First Quarter	EUR 1.74	EUR 1.20	224,202,079	USD 2.37	USD 1.52	34,569,666
Second Quarter	EUR 1.53	EUR 1.15	76,870,659	USD 1.91	USD 1.34	6,029,833
Third Quarter	EUR 1.39	EUR 1.00	88,322,260	USD 1.69	USD 1.23	4,088,767
Fourth Quarter	EUR 1.53	EUR 1.19	89,087,816	USD 2.11	USD 1.46	6,142,333
2005	EUR 1.89	EUR 1.38	118,532,069	USD 2.29	USD 1.83	3,444,917
First Quarter	EUR 1.70	EUR 1.38	77,690,765	USD 2.29	USD 1.83	5,010,133
Second Quarter	EUR 1.71	EUR 1.46	116,936,278	USD 2.12	USD 1.86	4,370,100
Third Quarter	EUR 1.84	EUR 1.57	173,557,847	USD 2.20	USD 1.92	2,522,500
Fourth Quarter	EUR 1.89	EUR 1.61	105,943,387	USD 2.21	USD 1.91	1,876,933
November 2005	EUR 1.75	EUR 1.62	98,436,676	USD 2.03	USD 1.91	1,811,800
December 2005	EUR 1.89	EUR 1.71	108,573,398	USD 2.21	USD 2.03	2,627,300
2006 (through June 23rd)	2.25	1.60	129,878,569	USD 2.61	USD 2.02	2,176,917
January 2006	EUR 2.11	EUR 1.81	194,052,142	USD 2.56	USD 2.21	3,161,900
February 2006	EUR 2.19	EUR 1.97	144,931,333	USD 2.54	USD 2.34	1,225,300
March 2006	EUR 2.25	EUR 1.99	131,440,902	USD 2.65	USD 2.35	2,039,000
April 2006	EUR 2.17	EUR 2.01	82,341,287	USD 2.61	USD 2.41	1,773,600
May 2006	EUR 2.08	EUR 1.75	131,746,279	USD 2.60	USD 2.27	3,425,300
June 2006 (through June 23rd)	EUR 1.91	EUR 1.60	94,759,472	USD 2.39	USD 2.02	1,436,400

Note: Following the capital increase of December 2002, all numbers related to the share price shown before December 2002 must be retreated by a correcting coefficient to adjust to new shares. This coefficient is 0.621545.
Note: Following the capital increase of December 2003, all numbers related to the share price shown before December 2003 must be retreated by a correcting coefficient to adjust to new shares. This coefficient is 0.45046. For quotations and volumes before December 2002 (First capital increase), the applicable coefficient is: 0.293495 (i.e. 0.45046 × 0.621545).
Note: For a description of the capital increase carried out in June 2005, see “Item 10.B. Bylaws — Additional Ordinary Share Issuances Authorized.”
Note: The average monthly trading volume for each period includes the average of the monthly trading volume for each month in the period.
On June 23, 2006, the last reported sale price of the Ordinary Shares on Euronext was EUR 1.66 and the last reported sale price of the ADSs on the NYSE was USD 2.06.
As of June 6, 2006, there were 968,769,070 Ordinary Shares outstanding, of which 21,112,258 shares, or 2.18% of our capital, were held in the form of ADSs, each representing one Ordinary Share.
Euronext Paris is the most active trading market for the SCOR Ordinary Shares. The average monthly trading volume on Euronext was 118,532,069 million shares from January 2005 to December 2005 and 129,878,569 million shares from January 2006 to June 23, 2006.

OCEANEs Issuance and Repayment
On January 3, 2005, SCOR repaid its bonds convertible and/or exchangeable for new or existing shares (OCEANEs) issued in June 1999 in the original principal amount of approximately EUR 233 million, at a price of EUR 65.28 per bond, for an aggregate amount of EUR 263 million, including repayment premium and reimbursement value of previously repurchased bonds. In 2004, we had previously repurchased 577,258 OCEANE bonds, the reimbursement value of which corresponds to EUR 37.7 million. In July 2004, we issued EUR 200 million of OCEANE bonds, consisting of 100 million bonds having a par value of EUR 2 each. The OCEANE bonds will be fully redeemed in 2010. We used the proceeds from this OCEANE bond issuance, together with available cash, to repay our OCEANE bonds originally issued in June 1999.
The OCEANE bonds bear interest at a rate of 4.125% per annum, payable in arrears on January 1 of each year, and are redeemable in full at maturity on January 1, 2010 at EUR 2 per bond. Early redemption in whole or in part is possible, at the sole option of the Company as follows:

•	at any time, for all or a portion of the bonds, by means of repurchases on the market or over-the-counter or by public tender offer;

•	at any time, for all bonds outstanding, from January 1, 2008 to December 31, 2009, subject to a minimum notice period of at least 30 calendar days by redemption at par, plus interest accrued from the last interest payment date preceding the early redemption date until the date set for redemption and if the product of (i) the applicable conversion/ exchange ratio and (ii) the average opening price of the Company’s shares on Euronext Paris calculated over a period of 20 consecutive trading days during which the shares are listed on such stock exchange, as selected by the Company from among the 40 consecutive trading days preceding the date of publication of a notice relating to such early redemption, exceeds 130% of the principal amount of the bonds; and

•	at any time, for all bonds outstanding, if less than 10% of the bonds issued remain outstanding, by redemption at par, plus interest accrued from the last interest payment date preceding the early redemption date until the date set for redemption.
Bondholders may request that each bond be converted into and/or exchanged for one ordinary share of SCOR at any time from July 2, 2004 until the seventh day preceding their normal or early redemption date. The Company may, at its option, deliver new shares and/or existing shares. Any bondholder who has not exercised his right before the final redemption date shall receive an amount equal to the redemption price of the bonds. As of June 23, 2006, 100 million OCEANE bonds are outstanding.
In order to exercise such right, bondholders must forward their request through the intermediary where their securities accounts are registered. These transactions are centralized by BNP Paribas Securities Services.
Any request for conversion and/or exchange of the bonds that reaches BNP Paribas Securities Services in its capacity as centralizing agent during the course of a calendar month shall take effect (i) on the last working day of said calendar month or (ii) the seventh working day that precedes the date set for redemption. The shares shall be delivered to the bondholders on the seventh working day following the exercise date of the right.
The OCEANE bonds and the shares to be issued upon conversion or delivered upon exchange have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the U.S. except pursuant to an exemption from registration. That means that holders of the OCEANE bonds and the underlying shares will not be able to transfer these securities readily and must be prepared to hold them indefinitely.

The following table sets forth the highest and lowest sales price and trading volume of the OCEANE bonds issued in 2004 on Euronext Paris, as reported by Euronext Paris, for the periods indicated.

		Volume of
Year	Month	transactions	High	Low

			(EUR)	(EUR)
2004	July	93,365	2.12	2.05
	August	1,055,067	2.1	2.03
	September	675,868	2.17	2.1
	October	16,090	2.17	2.12
	November	653,151	2.23	2.05
	December	16,120	2.3	2.15
2005	January	592,469	2.32	2.13
	February	567,257	2.36	2.16
	March	123,599	2.35	2.25
	April	660	2.35	2.27
	May	3,506	2.35	2.15
	June	225,024	2.32	2.13
	July	1,512,206	2.45	2.20
	August	1,380,156	2.40	2.30
	September	19,077	2.35	2.25
	October	66,000	2.55	2.34
	November	546,815	2.55	2.11
	December	627,689	2.43	2.22
2006	January	52,621	2.39	2.34
	February	8,080	2.57	2.45
	March	327,850	2.58	2.53
	April	10,715	2.55	2.47
	May	85,810	2.42	2.36
	June (through June 23)	1,200	2.40	2.40

Source: Euronext
IRP
General
In December 2001, SCOR, in partnership with other investors, created IRP Holdings Limited, (“IRP Holdings”), and Irish Reinsurance Partners (“Irish Reinsurance Partners”), the operating company wholly owned by IRP Holdings. Irish Reinsurance Partners Limited has been principally used for the retrocession in quota shares of 25% of the part of the Non-Life business subscribed or renewed by the SCOR Group during the 2002, 2003 and 2004 financial years. In 2004, IRP Holdings’ net income amounted to EUR 50.1 million after tax, or EUR 57.4 million before tax. The shareholders of IRP Holdings decided not to renew the quota share agreements, which thereby expired on January 1, 2005.
SCOR contributed 41.70% of the EUR 300 million initially invested in IRP Holdings. On March 20, 2003, SCOR acquired from certain of the original investors in IRP Holdings, 4.98% of its shares for a total consideration of EUR 17.2 million, thereby increasing its ownership to 46.68% of IRP Holdings’ share capital. In June and July 2003, the SCOR Group acquired an additional 6.67% stake in IRP Holdings, previously held by certain other original investors, thus increasing its ownership in IRP Holdings from 46.68% as of March 31, 2003 to 53.35% as of June 30, 2003.
Pursuant to a shareholders’ agreement dated December 28, 2001 (the “IRP Shareholders’ Agreement”) entered into in connection with the formation of IRP Holdings, SCOR committed to acquire the minority shareholders’ stake in IRP Holdings in principle no later than May 31, 2005. SCOR had the option of acquiring these shares for an exchange of SCOR shares, for cash, or a combination of these two options. At the beginning of 2005, SCOR held 53.35% of the share capital of IRP Holdings, the remainder being held by Highfields Capital Limited Funds, Highfields Capital I, L.P., Highfields Capital II, L.P. and Highfields Capital SPC (the “Highfields Funds”).
Cash buyback of minority shareholders
Due to complexities resulting from the methods of calculating the share exchange value provided by the IRP Shareholders’ Agreement, the timetable of the procedure, as provided by the IRP Shareholders’ Agreement, has been slightly modified. The independent calculation agent, appointed pursuant to the IRP Shareholders’ Agreement, provided its report to IRP Holdings on May 17, 2005. Such report was finalized on May 24, 2005. On June 14, 2005, within the procedural time limit provided for by the IRP Shareholders’ Agreement, but after May 31, 2005, SCOR sent to the Highfields Funds the exchange notice provided for by the IRP Shareholders’ Agreement informing them of their intention to propose a cash payment for the acquisition of their minority interests in IRP Holdings. On June 20, 2005, the Highfields Funds notified SCOR of their acceptance to withdraw from IRP Holdings’ share capital in response to the exchange notice sent by SCOR on June 14, 2005. SCOR thereby acquired the minority interests of IRP Holdings for EUR 183.1 million, corresponding to the share of Highfields Funds in IRP Holdings as of December 31, 2004, as calculated under U.S. GAAP. Pursuant to the Shareholders’ Agreement, SCOR paid an indemnity of EUR 1.2 million corresponding to 20 days’ late performance of the formalities specified in the IRP Shareholders’ Agreement.
As a result of this transaction, SCOR holds 100% of the share capital and voting rights of IRP Holdings, and, indirectly, Irish Reinsurance Partners.
In order to refinance the acquisition of the outstanding shares of IRP Holdings, SCOR carried out a share capital increase by issuing 149,500,000 new shares with a nominal value of EUR 0.78769723 each, and a total share premium of EUR 115,459,264. See “Item 10.B. Bylaws – Additional Ordinary Share Issuances Authorized”.
On November 1, 2005, IRP Holdings presented a request to the High Court of Dublin for authorization to reduce its share capital by cancelling 299,365 ordinary shares with a nominal value of EUR 1,000 each and the corresponding reimbursement of EUR 299,365,000 to SCOR as the sole shareholder. By order dated November 28, 2005, the High Court of Dublin authorized the reduction of IRP Holdings’ share capital and the reimbursement to SCOR of the corresponding sum of EUR 299,365,000. In addition, on August 2, 2005, IRP Holdings distributed a special dividend of EUR 90 million.
Certain of the Highfields Funds have filed lawsuits against SCOR in the United States. See “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings”.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
The primary market for the Company’s Ordinary Shares is Euronext Paris. The Company’s ADSs are listed on the NYSE. Each ADS represents one Ordinary Share. The Ordinary Shares are also traded on the Frankfurt over-the-counter market (the Freiverkehrshandel).
The Company’s Ordinary Shares have been listed on the Paris Bourse and then on the premier marché of Euronext Paris under the symbol “SCO” since 1989. The premier marché of Euronext Paris has been replaced by the Eurolist market of Euronext Paris since February 21, 2005 and the Ordinary Shares are accordingly traded on the Eurolist market of Euronext Paris.
The Company’s ADSs have been traded in the U.S. since October 11, 1996, the date of their listing on the NYSE under the symbol “SCO”. The Company’s ADSs are issued and exchanged by The Bank of New York, as Depositary.
Following the reorganization of Euronext indices on January 3, 2005, the Ordinary Shares are now included in the following indices: SBF 80, SBF 120, SBF 250, CAC MID 100, CAC MID & SMALL 190, EURONEXT PARIS

FINANCIERES, EURONEXT PARIS ASSURANCE, EURONEXT NEXT 150 and EURONEXT PRIME. In the United States, the Ordinary Shares are included in the DOW JONES EUROPE STOXX 600 INDEX, the DOW JONES EURO STOXX INDEX, the DOW JONES EUROPE STOXX INSURANCE INDEX, the DOW JONES EURO STOXX INSURANCE INDEX, the DOW JONES EUROPE STOXX SMALL CAP INDEX, and the DOW JONES EURO STOXX SMALL CAP INDEX.
The SBF 120 and 250 consist of the 120 most actively traded French stocks and the 250 largest stocks by capitalization. The SBF 80 is made up of the SBF120 stocks not included in the CAC40 index, which are the most traded on the continuous segments. The CAC MID 100 index comprises the 100 next largest capitalizations after the 60 biggest stocks. Last, the CAC MID & SMALL 190 index combines the CAC MID 100 and some other less intensively traded stocks.
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
Trades of equity securities listed on Eurolist by Euronext are settled on a cash-settlement basis on the third trading day following the execution. All equity securities with a market capitalization of EUR 1,000 million or more or minimum daily trading volume of EUR 1 million, are eligible for a deferred settlement service (service de règlement différé, or SRD) in which the intermediary settles the trade with the seller in lieu of the investor. The investor may elect, for a fee, to decide on the determination date (date de liquidation), which is the fifth trading day prior to the end of the month either:

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
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.

Item 10. Additional Information
A. SHARE CAPITAL
Not applicable.
B. BYLAWS
For SCOR’s registry and number, please see “Item 4.B – Business Overview”.
For a complete discussion of directors’ power under French law and SCOR’s bylaws, or statuts, please see “Item 6.A. Directors and Senior Management – Board of Directors”.
The following summarizes certain material rights of holders of SCOR’s ordinary shares under the material provisions of its bylaws and French law. A translation of the bylaws, as of May 16, 2006, has been filed as an exhibit to this Annual Report. The bylaws were amended at the May 16, 2006 shareholders’ meeting. The amended bylaws, among other things, will no longer contain a provision requiring one Board member to be an employee director.
As set forth in Article 3 of the bylaws, SCOR’s corporate purpose includes the following:

a.	insurance, reinsurance, cession or retrocession of business of any nature in all classes and in all countries, transfer in any form of reinsurance contracts or liabilities of any French or foreign company, organization, entity or association, and creation, acquisition, rental, lease, installation and operation of any undertaking for the purpose of carrying on such business;

b.	construction, rental, operation or purchase of any buildings;

c.	acquisition and management of all securities and other equity rights by any means including but not limited to subscription for, transfer or acquisition of shares, bonds, interests in private companies or partnerships and other equity rights;

d.	acquisition of equity investments or interests in any industrial, commercial, agricultural, financial, securities or realty companies or other undertakings, formation of any company, the participation in any share capital increase, mergers, spin-off and partial contributions;

e.	administration, management and control of any company or other undertaking, direct or indirect participation in all transactions carried out by such companies or undertakings by any means and including but not limited to direct or indirect participation in any company or equity investment.

And, generally, all industrial, commercial, financial, securities and real property transactions as may pertain to the above stated purposes or as may facilitate the implementation or pursuit of such purposes.
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
A share capital increase effected by capitalization of reserves, profits or share premium requires a simple majority of the votes cast.
French law permits different classes of shares to have different liquidation, voting and dividend rights.
Any decision to increase the share capital, with the exception of an issuance of shares in consideration for a contribution in kind or resulting from a prior issue of securities giving access to shares, requires that the shareholders, at an extraordinary shareholders’ meeting, be proposed a capital increase reserved for employees through a company sponsored mutual fund, it being understood that such resolution does not have to be approved.
Moreover, if the shares held by the employees of SCOR and its affiliated companies either directly or through company sponsored mutual funds represent less than 3% of its capital, an extraordinary general meeting must be convened every three years to vote a capital increase reserved to employees. As of December 31, 2005, employees of SCOR and its affiliated companies held as a group 0.35% of its capital.
Share dividends may be distributed in lieu of payment of cash dividends, as described under “Item 8.A Consolidated Statements and Other Financial Information – Dividends”.
The share capital of SCOR may be decreased only with the approval of the shareholders at an extraordinary general meeting.
Share capital may be reduced either by decreasing the nominal value of the Ordinary Shares or by reducing the number of outstanding Ordinary Shares. The conditions under which the capital may be reduced will vary depending upon whether the reduction is attributable to losses incurred by SCOR. Under French company law, all shareholders of SCOR must be treated equally.
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
At December 31, 2005, SCOR’s share capital amounted to EUR 763,096,713, divided into 968,769,070 ordinary shares. SCOR’s bylaws have not fixed a nominal value per SCOR share.
Pursuant to decisions of the meeting of the shareholders and of the Board of Directors on May 31, 2005, and of the Chairman and Chief Executive Officer on June 21 and 22, 2005, the Company proceeded to increase its share capital by issuing 149,500,000 new shares with a nominal value of EUR 0.78769723 each, plus a share premium totaling EUR 115,459,264, with the share premium net of the share capital increase costs amounting to EUR 105,910,795.
Additional Ordinary Share Issuances Authorized
Under French law, shareholders can delegate to the Board of Directors, within certain limits of time defined by law, and within a maximum amount to be defined by the shareholders’ meeting, the power to issue Ordinary Shares, other classes of shares, including preferred shares, securities convertible, exchangeable, redeemable into or otherwise giving access to Ordinary Shares or preferred shares.
Thereafter, the Board of Directors itself can delegate the power to decide the increase of share capital to the Chief Executive Officer (Directeur Général) or, with the agreement of the Chief Executive Officer, to one or several Chief Operating Officers (Directeur Général Délégué).
Pursuant to the authorization of the extraordinary shareholders’ meeting held on December 1, 2003, the Board of Directors decided the same day to carry out a share capital increase with preservation of preferential subscription rights and subdelegated such authority to its Chairman. Pursuant to such authorization, Mr. Kessler decided to issue 682,724,225 shares at a subscription price of EUR 1.10. This share capital increase was completed on

January 7, 2004 in an amount of EUR 682,724,225 with a share premium of EUR 68,272,422.50. The same extraordinary shareholders’ meeting held on December 1, 2003 also decided a share capital decrease of an amount corresponding to the estimated losses for financial year 2003, by reducing the nominal value of the shares from EUR 3.81 to EUR 1. The amount corresponding to the share capital decrease was allocated to a reserve account to be offset by the losses for financial year 2003, once finally determined.
Moreover, the extraordinary shareholders’ meeting held on May 18, 2004 decided to reduce the share capital, by decreasing the nominal value of the shares from EUR 1 to EUR 0.78769723. The amount corresponding to the share capital decrease was allocated to the same reserve account as the previous capital decrease, in order to be offset by the losses of financial year 2003 which were not be offset by (i) the provision corresponding to the previous capital decrease, (ii) the special provision for long-term capital gains and (iii) the outstanding premiums related to previous capital increases. The same extraordinary shareholders’ meeting authorized the Board of Directors to increase the share capital according to the following procedure:

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
Pursuant to the authorization of the extraordinary shareholders’ meeting held on May 18, 2004, the Board of Directors decided on June 21, 2004 to issue bonds convertible and/or exchangeable into new or existing shares of SCOR, or OCEANEs, subdelegating the power to effect this issue to its Chairman. Pursuant to such authorization, Mr. Kessler decided on June 23 and 24, 2004 to issue 100 million OCEANEs due January 1, 2010 of EUR 2.00 nominal value each, for an aggregate principal amount of EUR 200,000,000 and with a 4.125% coupon. See “Item 9.A. Offer and Listing Details – OCEANEs Issuance and Repayment”.
The general shareholders’ meeting of May 31, 2005:

•	delegated its authority to the Board of Directors to decide, solely for the purposes of the financing or the refinancing by the Company of the repurchase of minority interests in IRP Holdings and the improvement of the Company’s capital resources, to increase the share capital by issuing, without preferential subscription rights, ordinary shares and/or securities granting access to the Company’s share capital. The share capital increase(s) which could be carried out pursuant to this delegation may not lead to the issue of more than 150,000,000 shares, or a maximum nominal share capital increase of EUR 118,154,584.50, included in the aggregate maximum amount of share capital increases in a nominal amount of EUR 148,480,927.85, or a maximum of 188,500,000 shares in a nominal amount of EUR 0.78769723 per share. Lastly, the total aggregate nominal amount of securities granting access to the Company’s share capital issued pursuant to this delegation may not exceed EUR 250,000,000;

•	authorized the Board of Directors to increase the number of shares and/or securities to be issued in the event of a share capital increase with or without preferential subscription rights, within a 30-day period following the closing of the subscription of the initial issue and within a limit of 15% of the initial issue and at the same price as such initial issue.

By means of such authorizations, the Board of Directors decided on May 31, 2005 to delegate to its Chairman and Chief Executive Officer the authority to decide on the completion of a share capital increase, without preferential subscription rights and, as the case may be, to increase the number of shares to be issued. Pursuant to such authorization, Mr. Kessler decided on June 21, 2005 to increase the share capital by a nominal amount of EUR 102,400,640 through the issuance of 130,000,000 shares with a nominal value of EUR 0.78769723 per share, without shareholders’ preferential subscription rights and without a priority subscription period. On June 22, 2005, Mr. Kessler decided to set the subscription price of the new shares at EUR 1.56 per share to be issued, for a total share capital increase (including issue premiums) of

EUR 202,800,000. On June 22, 2005, Mr. Kessler decided to complete a supplementary issue of 19,500,000 new shares at a price corresponding to the initial issue price, or EUR 1.56 per share to be issued, with the total amount of the share capital increase in connection with such supplementary issue (including issue premiums) set at EUR 30,420,000.

The general shareholders’ meeting of May 16, 2006:

•	delegated its authority to the board of directors to decide to increase the share capital by the issuance, on one or several occasions, on the French market or foreign markets, in euro, or in any other legal currency or monetary unit determined by reference to a basket of currencies, of ordinary shares of the Company;

•	resolved that the capital increase(s) that may be decided and carried out by the board of directors, immediately and/or at a future date, may not give rise to the issuance of a number of shares (of a par value of EUR 0.78769723 each) greater than 300,000,000 (three hundred million) shares, not taking into account the number of ordinary shares to be issued, as the case may be, under adjustments made in accordance with the law and applicable contractual provisions, to protect the rights of holders of securities granting access to the Company’s capital, it being specified that the nominal amount of any capital increase carried out pursuant to this delegation of authority shall be deducted from the aggregate ceiling of EUR 267,029,360.97;

•	resolved that the shareholders may exercise, under conditions provided by law, their preferential subscription right for the subscription on a non-reducible basis of new ordinary shares which issuance shall be decided by the board of directors pursuant to this delegation of authority; the board of directors may institute to the benefit of shareholders a right for the subscription on a reducible basis of excess ordinary shares which shall be exercised in proportion to their rights and within the limit of their request; if the subscriptions for new shares on a non-reducible basis or, as the case may be, for excess shares on a reducible basis have not absorbed all of the ordinary shares issued, the board of directors shall have the option, in the order that it shall determine, either to limit, pursuant to the law, the issuance to the amount of subscriptions received, on the condition that such amount reaches at least three-fourths of the issuance that will have been decided, or to freely allocate all or part of the shares not subscribed, or to offer such shares in the same manner to the public;

•	resolved that the board of directors may, as necessary, deduct the expenses, costs and fees brought about by the issuances, from the amount of the issuance premiums related thereto and deduct from such amount the sums necessary to establish the legal reserve.
This delegation has been granted for a period of eighteen months as of the date of the shareholders’ meeting.
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
Attendance and Voting at Shareholders’ Meetings
In accordance with French law, there are two types of general shareholders’ meetings, ordinary and extraordinary.

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
Extraordinary general meetings of shareholders are required for approval of matters such as amendments to SCOR’s bylaws, modification of shareholders’ rights, approval of mergers, increases or decreases in share capital, the creation of a new class of shares and the authorization of the issuance of securities giving access, by conversion, exchange or otherwise, to the Company’s capital. In particular, shareholder approval will be required for any and all mergers in which the Company is not the surviving entity or in which the Company is the surviving entity but in connection with which the company is issuing a portion of its share capital to the shareholders of the acquired entity.
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
For all other holders of Ordinary Shares notice of the meeting is given by publication in a journal authorized to publish legal announcements in the département (county) in which SCOR is registered and in the Bulletin des annonces légales obligatoires, or BALO, with prior notice given to the AMF.
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

The meetings take place at corporate headquarters, or elsewhere as indicated in the meeting notice.
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
All shareholders who have properly registered their Ordinary Shares or have duly deposited at the Company’s corporate headquarters a certificate of an accredited financial intermediary have the right to participate in general meetings, either in person, by proxy, or by mail, and to vote according to the number of Ordinary Shares they hold.
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
Voting by mail is also allowed under French company law. Forms for voting by mail or proxy forms must be addressed to the Company, either by regular mail or, pursuant to a decision of the Board of Directors, in electronic format. Mail voting forms must be addressed to the Company within a period prior to the meeting as established by the Board of Directors. Such period may not exceed 3 days before the meeting date. Proxy forms must be received by the Company no later than 3:00 p.m. on the day prior to the meeting.
The Board of Directors can also decide to allow the shareholders to participate in and vote at any shareholders’ meeting by videoconference or by any means of telecommunication that allows them to be identified and in compliance with the conditions set by applicable regulations.
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
The rights of a holder of shares of a class of capital stock of SCOR, including the Ordinary Shares, can be amended only after an extraordinary general meeting of all shareholders of such class has taken place and the proposal to amend such rights has been approved by a two-thirds majority vote of shares of such class present in person (including those voting by correspondence) or represented by proxy. As of December 31, 2005, the Ordinary Shares constitute the Company’s only class of capital stock.
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
Dividends may also be distributed from optional reserves of the Company, subject to approval by the shareholders and certain limitations, either as an addition to an annual dividend distribution or as an exceptional dividend distribution.
The payment of dividends is fixed by the ordinary general meeting of shareholders at which the annual accounts are approved following recommendation of the Board of Directors. If SCOR has distributable profits (as shown on the interim balance sheet audited by SCOR’s statutory auditors), the Board of Directors has the authority, subject to French law and regulations, without shareholder approval, to distribute interim dividends. Dividends are distributable to shareholders pro rata their respective holdings of Ordinary Shares. Dividends are payable to holders of Ordinary Shares outstanding on the date of the shareholder meeting approving the distribution of dividends or, in the case of interim dividends, on the date of the meeting of the Board of Directors approving the distribution of interim dividends. The actual dividend payment date and the modalities of such payment are determined by the shareholders at the ordinary general meeting approving the declaration of the dividends or by the Board of Directors in the absence of such determination by the shareholders. The payment of the dividends must occur within nine months of the end of SCOR’s fiscal year. Dividends not claimed within five years of the date of payment revert to the French State. According to the statuts of the Company, shareholders may decide in an ordinary general meeting to give each shareholder the option of receiving all or part of a dividend or interim dividend in the form of Ordinary Shares. The determination of the portion, if any, of the annual dividend that each shareholder will have the option to receive in Ordinary Shares is also made at the ordinary general meeting of shareholders following a recommendation by the Board of Directors.
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

Form, Holding and Transfer of Ordinary Shares
Form of Shares. SCOR’s statuts provide that Ordinary Shares may be held in registered or bearer form, at the option of the shareholder.
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
SCOR’s statuts permit it to request from Euroclear France at any time the identity, address and citizenship of the holders of Ordinary Shares held in bearer form, as well the number of Ordinary Shares held by such persons and information regarding any restrictions that may be attached to the Ordinary Shares.
The Ordinary Shares held by non-French residents can be inscribed in an account, either maintained by an accredited intermediary or the Company, under the name of their intermediary, who can represent several holders. These intermediaries, acting on behalf of shareholders living outside of France, are required to declare their capacity as intermediaries as soon as the account is opened. If requested by SCOR, they must also provide the identity of the actual shareholder(s).
Also, SCOR may request any legal entity who holds more than 2.5% of its shares, to disclose the name of any person who owns, directly or indirectly, more than a third of such entity’s share capital or voting rights. An entity not timely providing the complete requested information may be deprived by a French court of its voting rights, its right to dividends, or both for a period of up to five years.
Requirements for Holdings Exceeding Certain Percentages of Shares. French law provides that any individual or entity, directly or indirectly, acting alone or in concert with others, that becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding shares or the voting rights thereof of the Company, or whose holding decreases below any such thresholds, must notify the Company, within five trading days of the date such threshold has been crossed, of the number of Ordinary Shares it holds and the voting rights attached thereto. Such individual or entity must also notify the AMF, within five trading days of the date such threshold has been crossed. In the event of failure to comply with such notification requirement, the Ordinary Shares in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements. In addition, any shareholder who fails to comply with the above requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s Chairman, any shareholder or the AMF, and may be subject to criminal penalties.

To permit shareholders to comply with these requirements, SCOR must publish in the BALO, within 15 calendar days after its annual meeting, information regarding the total number of votes outstanding as of the date of its annual meeting. In addition, if the number of outstanding votes changes by 5% or more since the previous ordinary shareholders’ meeting, SCOR must publish the revised number of outstanding votes in the BALO within 15 calendar days of the change and notify the AMF.
French law also requires any individual or entity, acting alone or in concert with others, that acquires more than 10% or 20% of SCOR’s voting rights, to file a report with SCOR and the AMF, disclosing its intentions for the 12-month period following the acquisition. The acquirer must disclose first whether it is acting alone or in concert with other persons, and whether it intends to continue purchasing shares, acquire control, or seek nomination to SCOR’s Board of Directors. The acquirer must file the report within 10 calendar days of crossing either threshold. The AMF will publish the notice, and the acquirer must publish a press release stating its intention in a financial newspaper of French national circulation. A shareholder who fails to comply with these requirements will lose the voting rights attached to the shares exceeding the 10 or 20% threshold and will only regain them two years after complying with the notification requirements. In addition, any shareholder who fails to comply with the above requirements may have all or part of their voting rights suspended for up to five years by the commercial court at the request of the Company’s Chairman, any shareholder or the AMF, and may be subject to criminal penalties.
Regulations of the AMF generally require, subject to limited exemptions granted by the AMF, any individual or entity that acquires, alone or in concert with others, shares representing one-third or more of SCOR’s share capital or voting rights, to initiate a public tender offer for all remaining outstanding shares of SCOR (including, for these purposes, all securities convertible into or exchangeable for or otherwise giving access to equity securities).
In addition, Article 7 of the Company’s statuts provides that every shareholder, including holders of ADSs, who, directly or indirectly, acting alone or in concert with others, becomes the owner of Ordinary Shares resulting in crossing, upwards or downwards, a 2.5% threshold of the Company’s share capital shall be required to notify the Company of such fact by registered letter with return receipt requested within five working days of the date of such crossing. In the event of failure to comply with such notification, the shareholder(s) may, at the request of a shareholder holding more than 2.5% of the Company’s share capital, be deprived of voting rights attached to the shares exceeding the 2.5% threshold of the Company’s share capital for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof has complied with such notification requirements. In addition, any shareholder who fails to comply with the above requirements may have all or part of their voting rights suspended for up to five years by the commercial court at the request of the Company’s Chairman, any shareholder or the AMF.
Transfer of Ordinary Shares. An owner of Ordinary Shares residing outside France may trade such shares on Euronext. Should such owner, or the broker or other agent through whom a sale is effected require assistance in this connection, an accredited intermediary should be contacted.
Prior to any transfer of Ordinary Shares held in registered form on Euronext, such shares must be inscribed in an account maintained by an accredited intermediary. Dealings in Ordinary Shares are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. For dealings on Euronext, a tax on stock exchange transactions, or tax assessed on the price at which the securities were traded, is payable, at a rate of 0.3% on transactions up to EUR 153,000 and at a rate of 0.15% thereafter. The tax is subject to a rebate of EUR 23 per transaction and to a maximum assessment of EUR 610 per transaction. Non-residents of France are not subject to this tax.
A fee or commission is payable to the French broker, accredited intermediary or other agent involved in the transaction (whether within or outside France).
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
Under current French foreign direct investment regulations, a notice (déclaration administrative) must be filed, however, with the French Ministry of the Economy in connection with the acquisition of an interest in the Company by any person not residing in France or any group of non-French residents acting in concert or by any foreign controlled French resident if such acquisition would result in (i) the acquisition of a controlling interest in the Company or (ii) the increase of a controlling interest in the Company unless such person not residing in France or group of non-French residents already controls more than one-third of the Company’s share capital or voting rights prior to such increase. Ownership of 33 1/3 % or more of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).
C. MATERIAL CONTRACTS
The Group was not a party to any material contract during the two years immediately preceding publication of this document outside the ordinary course of business, except the following:

•	Our credit agreements with certain banks concerning credit lines and letters of credit described in “Item 5. B. Liquidity and Capital Resources”;

•	Our agreements with certain related parties described in “Item 7. B. Related Party Transactions”;

•	The lease agreement on the Group’s headquarters described in “Item 4.C Property, Plants and Equipment”.
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
E. TAXATION
The following describes the principal French and United States federal income tax consequences of the ownership of Ordinary Shares or ADSs by a U.S. Holder (as defined below). This summary does not purport to address all potential tax consequences of the ownership of Ordinary Shares or ADSs and does not apply to special classes of holders subject to special rules, including pension funds, banks or other financial institutions, tax-exempt entities, life insurance companies, pass-through entities, dealers in currencies or securities, traders in securities that elect a mark-to-market method of accounting, United States expatriates, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the capital of the Company, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction and investors whose functional currency is not the U.S. dollar. In addition, this discussion does not cover the treatment of shares that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

This section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In addition, this section is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations there under, published rulings and court decisions) and France as in effect on the date hereof, as well as on the Convention Between the United States of America and France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (the “Treaty”) and on the Convention Between the United States of America and France for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978 (the “Estate Tax Treaty”), all of which are subject to change (or changes in interpretation), possibly with retroactive effect.
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
If a partnership (including for this purpose an entity treated as a partnership for United States federal income tax purposes) holds Ordinary Shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership are urged to consult their tax advisors regarding the specific tax consequences of purchasing, owning and disposing of these shares.
Exchanges of ADRs for Ordinary Shares performed by a U.S. resident
In general, and taking into account the earlier assumptions, holders of ADRs evidencing ADSs will be treated as the owners of the Ordinary Shares represented by such ADSs and exchanges of Ordinary Shares for ADRs, and ADRs for Ordinary Shares, will not be subject to United States federal income or French tax.
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
An “Eligible U.S. Holder” is a U.S. Holder whose ownership of Ordinary Shares or ADSs is not effectively connected with a permanent establishment in France and who is for purposes of the Treaty:

•	an individual or other non-corporate holder that is a resident of the United States for Treaty purposes (15% withholding tax rate);

•	a United States corporation, other than a regulated investment company, that owns, directly or indirectly, 10% or more of the capital of the Company (5% withholding tax rate); or

•	a United States corporation that does not own, directly or indirectly, 10% or more of the capital of the Company (15% withholding tax rate).
To benefit from the reduced withholding tax rate of 15% or 5% immediately upon payment of a dividend on or after January 1, 2005, Eligible U.S. Holders must (i) complete and deliver to the French tax authorities the French Treasury Form entitled “Certificate of Residence” which establishes that they are a resident of the U.S. under the Treaty, (ii) have the form certified either by the Internal Revenue Service or the financial institution that is in charge of the administration of the Ordinary Shares or ADSs, and (iii) send the form before the date of payment of the dividend. An Eligible U.S. Holder who does not benefit from the reduced withholding tax rate of 15% or 5% immediately upon the payment of the dividend may claim a refund of the excess 10% or 20%, respectively, withholding tax by filing a French Treasury form RF 1A.EU – No. 5052 with the French tax authorities by December 31 of the year following the calendar year in which the related dividend was received. The Depositary will arrange for the filing with the French tax authorities of all forms completed by U.S. Holders registered with the Depositary and returned to the Depositary in sufficient time so they may be filed with the French tax authorities by December 31 of the year following the calendar year in which the related dividend was received. The French Treasury form RF IA EU – No. 5052 (or any other relevant form to be issued by the French tax authorities) as well as the form of the certificate of residence and the U.S. financial institution certification, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and is also available from the United States internal Revenue Service or from the Centre des Impôts des Non Residents, 9 rue d’Uzès, 75094 Paris Cedex 02, France.
(b) Tax Credit
Under the Treaty, dividends paid by a French corporation, such as the Company, to shareholders who are U.S. residents under the Treaty were generally eligible for a refund of the Avoir Fiscal. However, the 2004 French Finance Act abolished the Avoir Fiscal with respect to dividends distributed to corporations on or after January 1, 2004 and to individuals on or after January 1, 2005.
With respect to French resident individuals, the Avoir Fiscal is replaced, for dividends received in 2005 and for those received as from January 1, 2006, by a taxation on, respectively, only 50% and 60% of the amount of dividends. In addition, French resident shareholder benefits from a fixed rebate of EUR 1220/1525 for 2005 and EUR 2440/3050 for 2006 according to the familial situation of the tax payer. Finally, such individuals benefit from a tax credit (Tax Credit) equal to 50% of the distributed amounts, subject however to a maximum credit amount of EUR 115 or EUR 230 according to the familial situation of the taxpayer. With respect to French legal entities subject to corporation tax, the possibility of offsetting the Avoir Fiscal against the tax for which such entities are liable, is eliminated with respect to tax credits which can be utilized on or after January 1, 2005.
The 2004 French Finance Act does not clarify the situation of nonresident recipients entitled to the Tax Credit described above, under a bilateral treaty concluded with France, such as the Treaty. However, pursuant to the provisions of SOP 5I-2-05, dated August 11, 2005, qualifying non-resident individuals who were previously entitled to a refund of the Avoir Fiscal pursuant to a tax treaty may benefit, under the same conditions as for the Avoir Fiscal, from a refund of the Tax Credit (net of applicable withholding tax).

Due to the recent changes in the French dividend distribution legislation and to the presently uncertain French treatment of nonresident dividend recipients, U.S. Holders are urged to consult their tax advisors with respect to the tax consequences of the above-mentioned new rules on their own situation.
United States Federal Income Taxation. Subject to the passive foreign investment company and the related person insurance income rules discussed below, the gross amount of any dividend paid and any payment on account of a French tax credit (before reduction for French withholding taxes) to a U.S. Holder by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. Holder with respect to the Ordinary Shares or ADSs in taxable years beginning before January 1, 2011, generally will constitute qualified dividend income taxable to the holder at a maximum tax rate of 15% provided that the Ordinary Shares or ADSs are held for more than 60 days during the 121 period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements (and provided that the Company is not a passive foreign investment company as defined below).
The gross amount of the dividend and any payment on account of a French tax credit is taxable to the U.S. Holder when it is actually or constructively received by the U.S. Holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations with respect to dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the euro payment made, determined at the spot U.S. dollar/euro rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder converts the euros so received into U.S. dollars on the date of receipt, the U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the U.S. Holder does not convert the euros, the U.S. Holder will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain.
Subject to certain limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of tax withheld is available to a U.S. Holder (for example, because the Holder does not establish before the date of payment that it is a resident of the United States under the Treaty), the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “ – French Taxation,” above, for the procedures for obtaining a refund of tax withheld in excess of the 15% or 5% treaty rates. The rules relating to the determination of the United States foreign tax credit are complex, and U.S. Holders should consult their own tax advisers about applicable limitations on claiming a foreign tax credit or, alternatively, a deduction for any French tax withheld.
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
If a Holder of Ordinary Shares or ADSs transfers shares using a written agreement, that agreement must generally be registered. The holder will be required to pay a registration duty of 1.1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is EUR 4,000 per transfer. However, if the agreement is executed outside France, the holder of Ordinary Shares or ADSs will not be required to pay this duty.
United States Federal Income Taxation. Subject to the passive foreign investment company and related person insurance income rules discussed below, upon a sale or other disposition of Ordinary Shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs. Such gain will generally be capital gain if the U.S. Holder holds the Ordinary Shares or ADSs as a capital asset. The deductibility of capital losses is subject to significant limitations. Long-term capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2011, is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
French Estate and Gift Taxes
France imposes estate and gift tax where an individual or entity acquires real and personal property from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempted from this tax or obtain a tax credit, assuming specified conditions are met. Holders of Ordinary Shares or ADSs should consult their own tax advisors about whether French estate and gift tax will apply and whether they may claim an exemption or tax credit.
Under the Estate Tax Treaty, a transfer of ADSs or Ordinary Shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax unless (i) the donor or the decedent is domiciled in France at the time of making the gift or of his or her death, or (ii) the ADSs or Ordinary Shares were used in, or held for use in, the conduct of a business or profession through a permanent establishment or a fixed place of business based in France.
French Wealth Tax
Non-resident individuals are taxable only on their assets which are located in France. However, financial investments made by non-resident individuals, other than in real property companies, are exempt from wealth tax under certain conditions.
The French wealth tax generally does not apply to a U.S. Holder with respect to Ordinary Shares or ADSs if such U.S. holder is a “resident” of the United-States for purposes of the Treaty and own, alone or with related persons, directly or indirectly, Ordinary Shares or ADSs which give rights to less than 25 per cent of SCOR’s earnings.
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

For this purpose, passive income generally includes dividends, interest, royalties, and rents, as well as certain other categories of income, but generally does not include income derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business. This insurance income exception is intended to ensure that income derived by a bona fide insurance company does not constitute passive income, except to the extent of income attributable to financial reserves in excess of the reasonable needs of the insurance business. The Company believes that this exception applies to the income earned through the reinsurance businesses conducted by its subsidiaries. However, no regulatory guidelines have been issued interpreting this exception. Thus, there can be no assurance that we will not be considered a PFIC for the current year or any future years.
If the Company were treated as a PFIC, a U.S. Holder would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of Ordinary Shares or ADSs, and

•	any “excess distribution” by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder with respect to the Ordinary Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder with respect to the Ordinary Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares or ADSs).
Under these rules:

•	the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, beginning in the year the Company became a PFIC,

•	the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax would be imposed with respect to the tax attributable to each such year.
If a company is treated as a PFIC, U.S. Holders may choose to mitigate these tax consequences by making a “mark-to-market” election. If a U.S. Holder makes a mark-to-market election for Ordinary Shares or ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares or ADSs as of the close of the taxable year over the U.S. Holder’s adjusted basis in such Ordinary Shares or ADSs. A U.S. Holder may deduct the excess, if any, of the U.S. Holder’s adjusted basis in the Ordinary Shares or ADSs over the fair market value of the Ordinary Shares or ADSs as of the close of the taxable year only to the extent of any net mark-to-market gains on such Ordinary Shares or ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the U.S. Holder’s Ordinary Shares or ADSs are treated as ordinary income. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the U.S. Holder’s Ordinary Shares or ADSs, as well as to any loss realized on the actual sale or other disposition of the U.S. Holder’s Ordinary Shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for the U.S. Holder’s Ordinary Shares or ADSs. A U.S. Holder’s basis in its Ordinary Shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by the Company.
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
Although a U.S. Holder may also mitigate the consequences of PFIC status by making a qualified electing fund election, the Company does not anticipate making information available to shareholders necessary to make this election.
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
The rules concerning PFICs and PFIC elections are highly technical and complex. Therefore, U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules and elections to the ownership of our shares.
Related Person Insurance Income for U.S. Holders
Certain United States income and tax reporting rules may apply to U.S. Holders who, directly or indirectly, own stock of a non-United States corporation that earns “related person insurance income” (“RPII”), if 25% or more of the non-United States corporation’s direct or indirect shareholders are United States persons. RPII is income from the direct or indirect insurance or reinsurance of the risk of any United States person who owns shares of the non-United States corporation (directly or indirectly through foreign entities) or the risk of a person related to such a United States person. If applicable, these rules would require U.S. Holders to include in taxable income each year their pro rata share of any RPII for the year, regardless of whether such income is distributed, and also to file Internal Revenue Service Form 5471, disclosing certain information regarding their direct or indirect ownership of the non-United States corporation. For organizations that are otherwise exempt from United States federal income tax, any such income would constitute “unrelated business taxable income.” These rules could also apply to convert some or all of the gain recognized from the sale or disposition of shares from capital gain to ordinary income and to require such gain to be reported on Internal Revenue Service Form 5471. Under de minimis exceptions, these rules do not apply if less than 20% of the non-United States corporation’s insurance income consists of RPII or if less than 20% of the non-United States corporation’s stock is owned, directly or indirectly, by insureds (or persons related to such insureds). The Company does not believe that United States persons will own, directly or indirectly, 25% of its shares. In addition, the Company believes that the de minimis exceptions should apply. Accordingly, although no assurance can be given, the Company does not expect that the RPII rules will apply. U.S. Holders should consult their own tax advisors regarding the potential application of the RPII rules to the ownership of Ordinary Shares or ADSs.
United States Information Reporting and Backup Withholding for U.S. Holders
Dividend payments made to U.S. Holders and the proceeds paid from the sale or disposal of a U.S. Holder’s Ordinary Shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible United States federal backup withholding at the appropriate rate (currently 28%). Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. United States persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s United States federal income tax liability. Taxpayers may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

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
We also maintain an Internet site at http://www.scor.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into or to form a part of this Annual Report.
Under French law, all shareholders have the right to obtain such documents in order to make an informed judgment concerning the management and activities of SCOR. The nature of such documents and the means by which they are made available are determined by applicable law.
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
At December 31, 2005, 57% of consolidated net technical reserves were denominated in currencies other than those participating in the European Economic and Monetary Union, primarily the U.S. dollar (40% of net technical reserves), the Pound sterling (4% of net technical reserves) and the Canadian dollar (4% of net technical reserves).
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
See “Item 3.D. Risk Factors – We are exposed to the risk on foreign exchange rates”.
Interest rate risk
SCOR has exposure to economic losses due to interest rate risk arising from changes in the level of interest rates. Generally, a sustained period of lower interest rates will reduce the investment income yield of the Group’s investment portfolio over time as higher yielding investments are called, mature or are sold and proceeds are reinvested at lower rates. However, on significant portions of the investment portfolio, declining interest rates will generally increase unrealized gains, as well as realized gains to the extent securities are sold. Conversely, rising interest rates should, over time, increase investment income but reduce the market value of certain of the investments in the Group’s investment portfolio. The diversity of the Group’s investment portfolio, developed as a result of the geographic spread of its reinsurance businesses and a corresponding strategy of matching, to the extent possible, investments and reinsurance liabilities by currency, tends to diminish the effect of movements in interest rates in any one market. See “Item 3.D. Risk Factors – We are exposed to the impact of changes in interest rates and developments in the debt and equity markets”.
Equity security price risk
SCOR has exposure to equity security price risk as a result of its investment in equity securities and equity derivatives, due to volatility. SCOR mitigates this risk by diversifying its equity portfolio and applying conservative investment guidelines.
SCOR prefers investments for long periods of time, and is not necessarily troubled by short-term price volatility when economics and management remain strong. Equity securities accounted for approximately 9% of our investments at December 31, 2005. See “Item 3.D. Risk Factors – We are exposed to the impact of changes in interest rates and developments in the debt and equity markets”.
Sensitivity analysis
SCOR’s exchange rate sensitivity analysis assumes an instantaneous 10% change in the exchange rates of currencies other than the currencies irrevocably fixed against the euro, from their levels at December 31, 2004 and 2005, with all other variables held constant. At December 31, 2005, appreciation of the euro against other currencies would result in a before-tax decrease in the market value of financial instruments of EUR 530 million (EUR 570 million at December 31, 2004). A depreciation at December 31, 2005 of the euro against other currencies would result in a before-tax increase in the market value of financial instruments of EUR 530 million (EUR 570 million at December 31, 2004).
The interest rate sensitivity analysis estimates the change in the market value of the Group’s interest-sensitive financial instruments that were held on December 31, 2005 due to instantaneous parallel changes in the year-end yield curve. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Accordingly, the analysis may not be indicative of, is not intended to provide and does not provide a precise forecast of the effect of changes of market interest rates on the Company’s income or stockholders’ equity. Furthermore, the computations do not contemplate any actions SCOR would undertake in response to changes in interest rates.
The interest rate sensitivity analysis assumes an instantaneous shift in market interest rates, with scenarios of interest rates increasing and decreasing 100 basis points from their levels at December 31, 2004 and 2005, with all other variables held constant. A 100 basis point increase in market interest rates would have resulted in a before-tax decrease in the value of SCOR’s financial instrument position of EUR 204 million at December 31, 2005 (EUR 226 million at December 31, 2004). A 100 basis point decrease in market interest rates would have resulted in a before-tax increase in the value of SCOR’s financial instrument position of EUR 204 million at December 31, 2005 (EUR 226 million at December 31, 2004).
Equity price risk was measured assuming an instantaneous 10% change in the most pertinent index for the most significant equity instruments held by the Group (“the Indexes”) from their levels at December 31, 2005, with all other variables held constant. The Indexes are primarily the Standard & Poor’s 500 Index for U.S. equity instruments, the S&P Toronto Stock Exchange Composite Index for Canadian equity instruments, and the FTSEurofirst 300 Index for European equity instruments. The Group’s equity holdings were assumed to be positively correlated with those indexes. At December 31, 2005, a 10% decrease in the Indexes would have resulted in a EUR 111 million decrease in the market value of the Group’s equity investments (EUR 52 million at December 31, 2004). A 10% increase in the Indexes would have resulted in a before-tax increase of EUR 111 million in the market value of the Group’s equity investments at December 31, 2005 (EUR 52 million at December 31, 2004).

The following tables set forth the estimated effect on the market value of the Group’s financial instruments available for sale and for trading at December 31, 2004 and 2005, assuming changes of 10% in foreign currency:

	December 31, 2005

		Currency Risk		Interest Rate Risk
					Equity Risk
		10% change in		100 basis point
		foreign currency		change in	10% change in
	Market Value	exchange rates		interest rate	Indexes

	(EUR, in millions)
Increase
Fixed maturities	5,237	392		(201)
Equity securities	769	20			77
Trading equity securities	335	13		(3)	34
Cash and cash equivalents	1,666	105

Total	8,007	530	(1)	(204)	111

Decrease
Fixed maturities	5,237	(392)		201
Equity securities	769	(20)			(77)
Trading equity securities	335	(13)		3	(34)
Cash and cash equivalents	1,666	(105)

Total	8,007	(530	)(1)	204	(111)

	December 31, 2004

		Currency Risk		Interest Rate Risk
					Equity Risk
		10% change in		100 basis point
		foreign currency		change in	10% change in
	Market Value	exchange rates		interest rate	Indexes

	(EUR, in millions)
Increase
Fixed maturities	5,272	439		(210)
Equity securities	265	10			26
Trading equity securities	778	8		(16)	26
Cash and cash equivalents	1,798	113

Total	8,113	570	(1)	(226)	52

Decrease
Fixed maturities	5,272	(439)		210
Equity securities	265	(10)			(26)
Trading equity securities	778	(8)		16	(26)
Cash and cash equivalents	1,798	(113)

Total	8,113	(570	)(1)	226	(52)

(1)	The effect of changes of currency exchange rates on investments was offset by the technical reserves and debts expressed in USD.
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Overview
SCOR is aware of the importance of maintaining controls and procedures and is working towards improving its controls and procedures. Beginning with the fiscal year ending December 31, 2006, Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for SCOR, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. In addition, pursuant to article L.225-37 of the French Commercial Code, the Chairman and Chief Executive Officer is required to deliver a special report in connection with the annual shareholders’ meeting regarding the board’s governance practices and the status of the Group’s internal control procedures, the text of which is reproduced below.
Internal control procedures
The purposes of SCOR’s internal control procedures are:

–	first, to ensure that management actions, or the conduct of transactions, as well as the conduct of employees are consistent with the policies of the Company’s as established by management, with applicable laws and regulations, and with the Company’s internal values, standards, and rules;

–	second, to verify that accounting, financial, and management information provided to SCOR’s corporate governance bodies accurately reflects the conduct of the Company’s operations and its financial condition.
The purpose of the internal control system is to prevent and manage all of the risks resulting from the Company’s business, errors, or fraud, in particular in the accounting and finance sectors. Like any internal control system, it cannot, however, absolutely guarantee that such risks will be totally eliminated. Among the various limitations inherent in the effectiveness of internal controls relating to the preparation of financial documents, those involving decision-making errors based on human judgment are particularly high in a Group such as SCOR, since accounting data is subject to numerous estimations. The internal control system is the responsibility of the Group’s General Management.
The Group’s internal control relating to the preparation of financial and accounting data has been evolving since 2003 based on the COSO reference document. The three general objectives sought through this frame of reference are to ultimately achieve better operating efficiency and protection of assets, ensure compliance with applicable laws, and disclose reliable financial statements and statistical information. SCOR focused on complying with the internal control system relating to the reliability of financial information of the COSO reference document. The use of this reference requires us to cover the five components set forth by the COSO reference document, i.e., define the control environment, evaluate risks, survey and formalize control activities, present the process of information and communication, and ensure supervision of internal controls.

This report was prepared with the contribution of the Internal Audit Department, the Office of the Company Secretary (Secrétariat Général) and the Finance Department. It was presented to the Audit Committee and to the Board of Directors.
Brief description of the controls implemented
a)   General Organization of the Participants Involved in the System of Internal Control
General Organization:
The SCOR Group consists of SCOR and its subsidiaries, branches, and representation offices throughout the world. SCOR, whose corporate headquarters are located in Paris, has the following responsibilities:

–	holding company;

–	operating company for financial management and various reinsurance operations, the business of which is located in Paris; and

–	functional responsibilities.
These functional responsibilities cover a broad field and relate to all of SCOR’s operations. They involve the Group’s Risk Control Department (Direction du Contrôle des Risques Groupe), Finance and Accounting Department (Direction Financière), Management Information Systems Department (Direction des Systèmes d’Information), Office of the Company Secretary and Legal Department (Secrétariat Général et Direction des Affaires Juridiques Groupe), Human Resources Department (Direction des Ressources Humaines), Public Affairs Department (Direction des Affaires Publiques), and the Internal Audit Department (Direction de l’Audit Interne).
Following a reorganization completed in July 2005, the Group Claims and Commutation department (Direction des Sinistres Groupe) was consolidated with the Non-Life business segment, comprising the two former business segments: Non-Life treaties and facultatives in large corporate accounts (see comments below). In connection with the New SCOR project, some reinsurance property and casualty business activities in France and overseas were contributed to SCOR Global P&C, as approved by SCOR’s Extraordinary Shareholders’ Meeting held on May 16, 2006. SCOR Global P&C thus became the subsidiary specializing in the Group’s Non-Life reinsurance business.
With regard to the Finance and Accounting Department, it includes the Planning, Budgets, and Results Department (PBR), as well as the Financial Communication, Capital Adequacy & Ratings and the Treasury and Asset Management Departments.
The Group Risk Control Department includes the Group Actuarial Department (Direction de l’Actuariat Groupe), the Group Retrocession and the Catastrophic Risk Control Department (Direction des Rétrocessions Groupe et du Contrôle des Risques Catastrophiques), and the Non-Life Group Technical Department (Direction Technique Groupe Non Vie).
SCOR Group’s reinsurance business was organized until June 30, 2005 around three business segments reporting directly to the Chief Operating Officer. Since July 1, 2005, two business segments, Non-Life treaties (including the Credit-Sureties business) and facultative business in Large Corporate Accounts (Business Solutions), were merged in the SCOR Global P&C business segment. The scope of the second business segment, Life Reinsurance (SCOR VIE), did not change.
In connection with the internal procedures adopted by SCOR, the subsidiaries manage one or more businesses in the areas that may fall within one or more business segments. Nevertheless, after the finalization of SCOR VIE in 2003, a legal and operational distinction is ensured by the creation of branch offices covering the Life Reinsurance business outside France falling directly under the responsibility of SCOR VIE.

Participants in Internal Controls
As summarized in the preceding structure chart, the SCOR Group’s internal control system is organized as follows:

•	Operating companies located in Paris and subsidiaries provide an initial level of control of all operations under their organizational responsibility;

•	The Reinsurance Business Segments, the Treasury and Asset Management department and the Group functional departments provide a second level of control in their respective areas over transactions and operations conducted by the operating entities;

•	The Internal Audit Department provides a third level of control by checking the effectiveness and relevance of the internal control mechanisms of the first two levels in all areas and for all of the Group’s French and non-French companies.
Within this environment, control responsibilities are exercised as described below by the following principal participants:

•	The Board of Directors relies on various Board Committees, in particular the Accounts and Audit Committee, to exercise its control responsibility over the policies it has set for the Company.

•	The Group’s functional Departments or areas having control responsibility define and oversee the implementation of rules for which they are responsible that apply to all of the Group’s entities. Thus:

–	the Chief Actuary (Group Actuarial Department), reports directly to the Chief Risk Officer, who, in turn, reports to the Chairman and Chief Executive Officer, conducts centralized control of the methods, tools, and results of calculations of claims reserves funding for all non-life operations. His task is to implement standardized methods for funding claims reserves for the entire Group, except for life insurance operations, and to ensure the consistency of the Group’s reserve policies, working with internal actuaries and, when appropriate, external actuaries. The Chief Risk Officer, assisted by the Chief Actuary, supervises the establishment of reserves for all subsidiaries and branches and reports to the Accounts and Audit Committee of the Board of Directors;

–	the Group Retrocession and the Catastrophic Risk Control Department, reporting to the Chief Risk Officer, prepares and implements the plan of internal and external retrocession for non-life businesses. This Department is responsible for proper application of this plan and monitoring the solvency of retrocessionnaires;

–	control of the Group’s information systems is provided by the Group Management Information Systems Department, which has a “Security” manager. This Department reports to the Chief Operating Officer;

–	the Planning, Budget, and Results Department (PBR), reporting to the Chief Financial Officer, is responsible for financial and accounting reporting and for verification and supervision of aggregate monthly and consolidated quarterly results of operations and the preparation of financial statements for the French companies and the consolidated financial statements under IFRS and U.S. GAAP; and

–	the control of all financial information intended for the market, investors, financial analysts, Security Committees of brokers and rating agencies falls under the responsibility of the Financial Communication, Capital Adequacy & Ratings Department, reporting to the Chief Financial Officer.

•	The general management of the two reinsurance business segments, reporting to the Chairman and Chief Executive Officer and to the Chief Operating Officer, jointly with the Group Risk Control Department, reporting to the Chairman and Chief Executive Officer, are responsible for drafting common guidelines for underwriting policies throughout the world within their areas of responsibility and overseeing their proper application. The reinsurance business segments are also responsible for defining claim management policy.

•	The Treasury and Asset Management Department, within the Finance and Accounting Department, manages the assets of SCOR and of its European and Asian subsidiaries. It supervises the application of the investment strategy decided by the Group’s General Management and Chief Financial Officer, and is responsible for reporting on investments for the entire Group, as well as reviewing all off-balance sheet commitments.

•	The subsidiaries, as well as the Paris underwriting departments and their branches or offices, must implement rules defined by the reinsurance business segments, the Treasury and Asset Management Department, and the functional departments. The subsidiaries implement all first-level controls relating to business management and ensure compliance with local regulatory, tax, and accounting requirements.

•	The Internal Audit Department, reporting to the Chairman and Chief Executive Officer, has the primary responsibilities below:

–	inform General Management and the operating units and functional departments of operating irregularities through the implementation of an annual audit plan adopted by the Accounts and Audit Committee;

–	advise managers of the operating companies on the preparation of their internal control plans and work with them on implementation of the procedures and tools necessary for effective risk control; and

–	supervise relevance and compliance by the operating units and functional departments with internal control procedures.
As the internal control formalization plan is managed by the Internal Audit Department, numerous resources of this Department have been dedicated to this plan.
The Chief Internal Auditor reports to the Accounts and Audit Committee of the Board of Directors.
b)  Summary Information on Internal Control Procedures Implemented by SCOR
The practical steps for implementing the strategy decided by the Board of Directors, the underwriting policy, the financial policy, the retrocession policy and the claims management policy, are defined by the Group’s General Management. Periodic meetings of the general managers of the subsidiaries, reinsurance business segments, and functional departments make it possible to supervise and verify their proper application. Furthermore, the parent company is present in the governance bodies of each of its subsidiaries.
A detailed analysis and charting of risks was completed by SCOR in 2003 for Paris, and then broadened in 2004 to include all Group subsidiaries. This charting was supplemented where applicable based on detailed analyses of the operational processes conducted in 2005. SCOR’s risks and control procedures are listed and organized in the following business areas:

•	issuance and management of reinsurance policies and claim management;

•	accounting management (see c) below);

•	asset management; and

•	“support” functions.
A monitoring tool linking risks to controls was implemented in 2005. This tool first covers risks that may place the reliability of financial data in question.

•	The management and control procedures relating to the underwriting and management of reinsurance policies and claim management are defined by each business segment and apply to all underwriting departments, regardless of their location. The following steps strengthen internal controls in this area:

–	SCOR uses a model for determining financial capital managed by the Group Risk Control Department, which is necessary to implement its underwriting policy. Financial capital is allocated to each reinsurance business segment and constitutes the reference for deciding and verifying the profitability expected for each of them;

–	underwriting plans, by business segment, are approved annually by the Group’s General Management;

–	operating budgets are prepared annually;

–	a quarterly review of technical results by market/ subsidiary is carried out and provides for technical results by underwriting period. The formalization of this review was reinforced in 2005 through meetings referred to as FAO (Finance, Actuary and Operationals) and QBR (Quarterly Business Review) meetings;

–	underwriting guidelines, defined by the Group Risk Control Department, or reinsurance business segments, specify the underwriting capabilities delegated to each entity, as well as the underwriting rules to be followed. Cases that go beyond this scope are subject to special authorization procedures. These cases are examined by the Group Technical Department and/or the Technical Department of SCOR Global P&C for the Non-Life Reinsurance business segment, by the Underwriting Committee or the market manager for the SCOR VIE business segment. The Group Risk Control Department or the reinsurance business segments update the underwriting guidelines concerning pricing methods and tools;

–	the definition of a global claim management policy for all of the cases falls under the responsibility of the SCOR Global P&C business segment, and a major claim management policy is provided by SCOR Global P&C’s Claims and Commutations Department. A SCOR Global P&C Major Claim Committee makes it possible to be informed quickly of major claims. In addition, audits of client claim departments are conducted by claim experts (adjusters) of the major SCOR companies. With regard to the SCOR VIE business segment, management of claims presenting a risk of disputed claims was overseen by this business segment’s Strategy Department until December 2005. Since that date, it has been handled by the Market Departments in question and overseen by SCOR VIE’s Underwriting Department;

–	aggregation of catastrophic risks is monitored by each of the reinsurance business segments and verified by the Group Retrocession and the Catastrophic Risk Control Department within the Group Risk Control Department using various methods and tools. The principal earthquakes risks are managed by a specific tool based on the Group’s reinsurance management information system. As for storm risks, they are managed with a commercial tool (Eqecat) in the areas considered to be the most exposed;

–	the risks specific to the management of reinsurance contracts are subject to audits and verifications at the level of the subsidiaries and branches based on the use of a system common to the Group and including multiple automatic controls. Formalized and systematic review systems have been implemented since 2005 and numerous control tools have been developed by the Management Information Systems Department; and

–	furthermore, a procedure specific to Life reinsurance has been installed for the purpose of combating money laundering. It falls under the responsibility of the Fraud Prevention and Security Department, which reports to SCOR VIE’s General Management.

•	Relating to asset management:

–	investment guidelines are established and verified annually by SCOR’s General Management or the general management of each of its subsidiaries for the financial assets recorded on the balance sheet of the company in question. These guidelines are applied to both the asset management teams based in Paris and the management delegated to an external service provider for our North American companies;

–	investment decisions are made during monthly Investment Committee meetings. Such meetings decide on the options to be followed regarding the type of investments and to manage market risks (interest rates, exchange rate fluctuations, consideration) and options regarding asset/ liability management;

–	monthly reporting of operations allows tracking of changes in assets under management;

–	regular tracking of financial flows and the Group’s cash flow situation is centralized by the Treasury and Asset Management Department; and

–	the systems used allow oversight of transactions in publicly traded securities (audit trail, valuation of securities).

•	the “support” functions include both budgeting-forecasting activities and those relating to disclosure of non-financial information, plus management information systems, human resources, general services, and legal matters. Among these areas:

–	the area of information systems is crucially important for SCOR, which, since 1995, has instituted and updated a worldwide information system including underwriting operations, accounting (technical, general, consolidated), financial administration and marketing (creation of a data base of SCOR clients). A Group manager is specifically responsible for all management information security matters. Periodic audits of computer and management information security procedures are conducted. An IT contingency plan has been established, including an emergency and back-up center located outside of SCOR’s headquarters. In 2005, SCOR improved its control procedures by basing them on the COBIT reference documents (“Control objectives for information and technology”) to cover risks, listed in the 12 major processes of COBIT, relating to the development of programs, changes in programs, and operation and access to data programs;

–	the budget control system is organized as follows: an orientation letter is sent by General Management to each unit setting forth the general guidelines to be followed under the strategy adopted for the Group. Forecast validation meetings then take place involving the managers of the Group companies, General Management and the PBR Department, which is in charge of drafting a validation report. This Department is also responsible for verifying the consistency of the assumptions used, accounting items monitored, the proper use of budget worksheets, and the application of the selected schedule;

–	regarding SCOR’s offices, very demanding regulations applicable to high-rise buildings require periodic verifications and audits, conducted either internally or by outside service providers; and

–	the Group’s Office of the Company Secretary – Legal Department provides a control function at various levels. It is especially responsible for ensuring compliance, both with applicable laws and regulations, and with internal rules, decisions, commitments, practices and policies of SCOR. This task particularly affects the legal organization of the Group’s companies, the entering into of agreements, and supervision of major litigation.

In addition, SCOR has adopted:

–	since 1996, a Code of Ethics sent to all employees. This Code sets forth the Group’s fundamental values and principles and is a guide for resolving issues of ethics and law with which an employee may be confronted. It covers, among other things, business confidentiality, use of confidential and privileged information, financial disclosure, relations with our clients and our competitors, and conflicts of interest;

–	since April 2003, an Audit Charter, setting forth the role, scope, principles and methods of operation of the Internal Audit Department and stating the responsibilities of the Group’s operating and functional units in controlling and supervising their operations; and

–	since July 2004, a Data Management Charter that sets forth the importance of computer data for SCOR and establishes the basis for using information technology resources. It especially sets forth the applicable security measures and the legal considerations involved in using information technology resources. The other purposes of this Charter are to avoid misuse of professional and personal information and guarantee compliance with the confidentiality of such information.

These documents are available on SCOR’s Intranet.
c)   Internal Controls Relating to Preparation of SCOR’s Financial and Accounting Information

The accounting and finance function reports to the Chief Financial Officer, who manages all of the departments providing an overall view of the Group’s technical and financial results, oversight of its asset management policy, and the means for improving matching of the Group’s assets and liabilities, as well as maximizing cash flow management. The Chief Financial Officer is also responsible for financial disclosure and investor relations, as well as relationships with rating agencies and broker Security Committees.
The Chief Financial Officer, however, does not exercise direct control over all accounting information systems and relies on the finance and accounting departments of each subsidiary, or the technical accounting services in Paris and the various reinsurance business segments.
SCOR’s general accounting department in Paris relies on various auxiliary accounting functions:

–	technical reinsurance accounting: premiums, claims, commissions, technical reserves;

–	accounting for securities assets: securities, bank accounts, financial revenues and charges;

–	auxiliary cash flow accounting;

–	accounting for real estate assets; and

–	accounting for general and administrative expenses.

These auxiliary accounting functions do not report to the PBR Vice President, but are managed by the technical accounting services located in Paris, in the subsidiaries, or in the Treasury and Asset Management Department (Direction des Placements et Trésorerie).

•	Regarding reinsurance accounting services, several regular controls are conducted (automatic and systematic, or for consistency, or by testing) by the technical accounting groups that are located in Paris and in the subsidiaries by using both Group techniques and control formats developed either at the Group level or specifically. Quarterly inventories are also specifically verified. At the time of an inventory, the calculation of technical reserves (including IBNRs), largely based on contractual and accounting information, the relevance of which is verified at the source, has a significant impact on the balance sheet and income statement.

–	It is subject to the following successive controls for SCOR Global P&C’s business:

–	by the reserving actuaries, through control statements whose proper application is verified by the Group Actuarial Department; and

–	by the Chief Actuary, in particular, in respect of methods, tools, and results.
             A “Major Claim Committee,” chaired by the Chief Operating Officer, meets monthly to examine the Group’s major claims, which are monitored by the Claim and Commutations Department within the SCOR Global P&C business segment. Technical reinsurance results are analyzed quarterly by the PBR Department, which checks its analysis against that conducted by the control units of SCOR Global P&C and the Group Actuarial Department.

–	With regard to the SCOR VIE business segment:

–	Reinsurance treaties are subject to either individual review or pooling within an affiliation treaty according to certain criteria defined in advance;

–	The treaties are then subject to appraisals; and

–	These appraisals are reviewed systematically at each quarterly closing during meetings to which underwriters, managers and possibly the Technical Department members are invited.

•	Monitoring of current assets and cash flow is provided through various operating methods making it possible to limit risks. The computer systems used provide an audit path for completed transactions and have automatic alert systems. In the North American companies, accounting activities are performed by external service providers. Controls implemented by these companies make it possible to verify the proper consolidation of accounting data and compatibility of the figures. In addition, these service providers can transmit an external evaluation of the internal control systems on the delegated activities. This evaluation is commonly called “SAS 70 type II.”
“Cash” reconciliations are made on a daily basis, for the most part, and securities are reconciled on a regular basis with statements from depositaries. Shares having a book value greater than market are reviewed quarterly.
To reduce the risk of fraud, the principle of segregating tasks of ordering and payment (claims, payments of invoices, etc.) is applied. Furthermore, the systems used limit the risk of internal fraud by electronic transmission of non-modifiable files, and the risk of embezzlement of funds by a third party is minimized by using secure internal payment systems.
Regarding the process of aggregating and consolidating accounting data by the PBR Department, present internal control is ensured:

•	by using general accounting and consolidation software common to all companies of the Group;

•	by defining the financial statement plan decided upon and verified by the PBR Department, which also establishes and updates the financial statement closing schedule and the tax schedule; and

•	by defining responsibilities for controlling the inclusion and consolidation of auxiliary accounts.

Control of the quarterly consolidation procedure under IFRS is provided in particular through:

–	use of a tool common to the Group making it possible to limit the number of entries and the risk of errors;

–	automated and formalized controls applicable to all Group companies (with regard to these first two points, see the comments below relating to the tool’s limitations);

–	at least two levels of control of consistency and exhaustiveness of consolidation forms, one by the company or unit involved, the other by the PBR Department;

–	an exact schedule for, and definition of, the responsibilities of each party involved in the process;

–	controls and verification of the consolidation process at various stages;

–	documentation of restatements;

–	final verification of entries affecting income and consolidated reserves; and

–	internal monitoring of changes in the law and in accounting standards, together with the Group’s outside counsel and statutory auditors.
Since the consolidation software is old and cannot be upgraded, the changeover to IFRS demonstrated its limitations and required the accounting teams to have to re-enter data. They were not able to benefit fully from the automated and formalized controls. In order to ensure the quality of the consolidated figures, a system largely inspired by cross-checking was implemented in 2005. A project to refine the system is planned for 2006 (see below).
Furthermore, and without challenging the internal control rules of SCOR and its officers and senior management, the Group’s General Management, during 2004, refined the procedure for quarterly reporting and consolidation by requesting all local general managers of companies owned or controlled by SCOR, as well as the managers of the reinsurance business segments, to make certain statements to the Chairman and Chief Executive Officer and to the Chief Financial Officer of the Group in “management representation letters” relating to the reliability and accuracy of the financial statements of the companies and units they manage, as well as the effectiveness of internal controls.
Balance sheet activity for 2005 and action plan for 2006
SCOR plans to evaluate its internal controls relating to the preparation of financial and accounting information of certain companies and/or processes in 2006 and to gradually expand this evaluation. This evaluation will be the completion of efforts to improve and formalize internal control systems conducted since 2003. In fact, in 2003 SCOR established its risks and controls mapping, and thereby enhanced their management. These efforts were extended in 2004 to all companies of the Group.
In addition thereto, and to involve SCOR’s employees in the effort to formalize financial internal controls and bring them into compliance with the COSO framework, General Management decided that this project was a matter of strategic importance for the Group. In this context, in 2004 General Management initiated, and in 2005 it carried on, the drafting of most of the internal control procedures involving the significant entities of the Group and the documentation of the principal processes generating accounting and financial data.
The steps planned by SCOR in 2006 are as follows:

•	Finalization of drafting procedures in the companies considered to be significant;

•	Deployment and implementation in Paris and in the significant subsidiaries of “standardized” control procedures reflecting the best internal control practices used within the Group;

•	Definition of the evaluation system and the internal testing plans that make it possible to verify the proper application of control procedures and their effectiveness; and

•	Evaluation of financial internal control, of processes retained in a first coverage scope, based on a testing plans and consolidation of the results in a tool for monitoring risk control.
In the preparation of our U.S. GAAP financial statements for the year ended December 31, 2004, certain errors were identified, because of two reportable conditions identified by our auditors under standards established by the PCAOB involving control and its operation, that they considered to be material weaknesses. These two material weaknesses related to the U.S. GAAP financial statements closing process and resulted in:

•	an error in the accounting for leases that were originated during the fiscal year ended December 31, 2002, and that were not properly accounted for as capital leases under U.S. GAAP; and

•	an error in accounting for derivatives at December 31, 2003.
In Ernst & Young’s view, these errors were caused by inadequate controls relating to the financial statement closing process under U.S. GAAP and did not involve the financial statement closing process under French GAAP. The 20-F 2004 report indicated that the following measures would be taken:

•	Strengthening of the teams with individuals familiar with U.S. GAAP and training of staff in U.S. accounting issues;

•	Strengthening of existing controls relating to the process of preparing consolidation forms;

•	Improvement in the standard reconciliation formats between French GAAP, IFRS and U.S. GAAP; and

•	Review and obligatory approval by certain managers of transactions that have an impact on SCOR’s financial position or on the consolidated operating results above certain thresholds.
This situation relating to U.S. GAAP, as well as the changeover to IFRS in 2005 and the need to change the information-processing tool, demonstrated the need for an in-depth review of the financial statement consolidation process. This project, planned for 2006, is widespread since it involves the implementation of new regulations and a new consolidation tool.
In connection with their audit of our 2005 fiscal year financial statements, in June 2006 our auditors, Ernst & Young, notified us that they had identified certain matters involving internal control and its operation that they consider to be a material weakness under standards established by the United States Public Company Accounting Oversight Board. As our auditors did not notice any significant improvement in the financial statement closing process under U.S. GAAP discussed above with respect to the preparation of our U.S. GAAP financial statements for the year ended December 31, 2004, they consider that the material weakness identified with respect to the fiscal year ended December 31, 2004 continues to exist.
An evaluation was performed under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2005, the end of the period covered by this report, of our disclosure controls and procedures, within the meaning of Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Based on this evaluation, and as a result of the foregoing material weakness that was identified as continuing to exist, our Chairman and Chief Executive Officer and our Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were not effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC. Except as described above, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
Item 16.
A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that one of the members of our Accounts and Audit Committee, Mr. Helman le Pas de Sécheval, qualifies as an “audit committee financial expert” as defined in Item 16A (b) and

(c) of the requirements of Form 20-F of the SEC. Helman Le Pas de Sécheval is a non-voting member of our Accounts and Audit Committee. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the Board of Directors in the absence of such designation.
From 1998 to 2001, Mr. Le Pas de Sécheval directed the financial information and operations department at the COB (Commission des Opérations de Bourse, now the Autorité des Marchés Financiers), before being appointed Group Chief Financial Officer of Groupama in November 2001. He holds various non-executive positions for GAN Insurance in France and abroad as well as for other financial companies.
As Chief Financial Officer of Groupama, SCOR’s largest shareholder which held approximately 16.03% of the share capital and 16.18% of the voting rights of SCOR as of January 1, 2006, Mr. le Pas de Sécheval may be considered an affiliate of the issuer pursuant to Exchange Act Rules 10A-3(e)(i) and 10A-3(e)(iii)(A). Consequently, pursuant to Exchange Act Rule 10A-3(b)(ii)(B), Mr. Le Pas de Sécheval would not meet the independence requirements for non-investment company issuers provided by Exchange Act Rule 10A-3(b)(ii).
Mr. le Pas de Sécheval may rely on the exemption provided by Exchange Act Rule 10A-3(b)(1)(iv)(D) since (1) he is an affiliate of SCOR, a foreign private issuer; (2) he has only observer status on, and is not a voting member or the chair of, the Accounts and Audit committee; and (3) neither he nor the affiliate is an executive officer of SCOR.
B. CODE OF ETHICS
The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under French law. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including SCOR, must disclose in their annual reports whether they have adopted a code of ethics for their principal executives and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. SCOR adopted a Code of Ethics in 1996. This Code of Ethics is applicable to all members of personnel. A copy is available on SCOR’s corporate website. In addition, SCOR undertakes to provide to any person without charge, upon request, a copy of such code of ethics by writing to:
Investor Relations and Financial Communications Department
Immeuble SCOR
1, Avenue du Général de Gaulle
92074 Paris La Défense Cedex
Attention: Stéphane Le May, Investor Relations Office
C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate audit fees; audit-related fees; tax fees; and all other fees (i.e. other than audit fees, audit-related fees and tax fees) billed for products and services provided by our principal accountants for each of the 2005 and 2004 financial years. All amounts are in euros.

Ernst & Young	2005	2004

Audit Fees	4,331,500	3,591,759
Audit-Related Fees(1)	624,520	383,173
Tax Fees(2)	346,000	515,618
All Other Fees(3)	0	43,715

Total	5,302,020	4,534,265

(1)	Audit-Related Fees are fees generally related to due diligence investigations, audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, review of prospectuses issued by us, and to other assignments relating to internal control functions and procedures.

(2)	Tax Fees are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee tax services.

(3)	All Other Fees mainly relate to internal control and process reviews.
Audit Committee Pre-Approval Policies and Procedures
SCOR’s Accounts and Audit Committee organizes the procedure for selecting the independent auditors and provides a recommendation to the Board of Directors regarding their appointment and their terms of compensation. The Accounts and Audit Committee also monitors compliance with principles and rules relating to auditor independence.
In addition, all audit and non-audit services provided by independent auditors must be pre-approved by SCOR’s Accounts and Audit Committee. In March 2004, our Board of Directors ratified a pre-approval policy recommended by the Accounts and Audit Committee pursuant to which audit engagements will be deemed approved if the payment for each individual service is less than EUR 20,000 and the total payment for all services provided in connection with the engagements is less than EUR 150,000. In connection with these rules, all external services performed by external auditors were preapproved pursuant to such policies in 2005.
During 2004 and 2005, no services were provided by the independent auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
D. EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES
As Chief Financial Officer of Groupama, SCOR’s largest shareholder which held approximately 16.03% of the share capital and 16.18% of the voting rights of SCOR as of January 31, 2006, Mr. Le Pas de Sécheval, a member of our Accounts and Audit committee, may be considered an affiliate of the issuer pursuant to Exchange Act Rules 10A-3(e)(i) and 10A-3(e)(iii)(A). Consequently, pursuant to Exchange Act Rule 10A-3(b)(ii)(B), Mr. Le Pas de Sécheval would not meet the independence requirements for non-investment company issuers provided by Exchange Act Rule 10A-3(b)(ii).
Mr. Le Pas de Sécheval may rely on the exemption provided by Exchange Act Rule 10A-3(b)(1)(iv)(D) since (1) he is an affiliate of SCOR, a foreign private issuer; (2) he has only observer status on, and is not a voting member or the chair of, the Accounts and Audit committee; and (3) neither he nor the affiliate is an executive officer of SCOR.
E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Legal framework
Under French law, SCOR may not acquire its own shares, except:

1.	to reduce its share capital if this reduction is not motivated by losses with the approval of the shareholders at an extraordinary general meeting;

2.	to provide shares for distribution to employees under a profit-sharing plan managed by a Company sponsored mutual fund, a stock option plan or a share award plan after obtaining approval of the shareholders at an extraordinary general meeting; and

3.	to implement a share repurchase program for specific purposes approved by the shareholders at an ordinary general meeting, such shareholders’ authorization being given for a period to be decided by the shareholders’ resolution and which may not exceed 18 months. The Board of Directors may delegate to the Chief Executive Officer, or with the approval of the Chief Executive Officer, to one or several Chief Operating Officers (directeur général délégué) powers to carry out such a repurchase program.

The amounts repurchased under (2) and (3) may not, in either case, result in SCOR holding more than 10% of its own shares. In the event that such repurchases result in the Company holding more than 10% of its issued shares, SCOR would be required to transfer any shares in excess of the 10% threshold within one year. Shares which have not been transferred within such one-year period shall be cancelled.
The overall amount that the Company may use to purchase its own shares may not exceed (i) the difference between (x) shareholders’ equity and (y) the total of the amount of the share capital and the amount of the mandatory reserves and (ii) the amount of the overall reserves (mandatory and non-mandatory), excluding the mandatory legal reserve, of the Company. The reserves corresponding to the value of the treasury shares may not be distributed during the time such shares are held by the Company.
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
Shares repurchased under (3) may be cancelled by an extraordinary general shareholders’ meeting, although no more than 10% of SCOR’s registered capital may be cancelled in any 24-month period.
Share repurchase program
If it intends to purchase its own shares under (3) above, a French listed company must also implement a share repurchase program in compliance with AMF general regulations and Regulation (EC) 2273/2003, as amended.
Pursuant to Regulation (EC) 2273/2003, a repurchase program aiming either at reducing the share capital of an issuer or at fulfilling obligations arising from either of the following:

•	debt financial instruments exchangeable into equity instruments; or

•	employee share option programs or other allocations of shares to employees of the issuer or of an affiliate of the issuer;
benefit from a safe harbor and are automatically deemed valid.
A share repurchase program may also be implemented in connection with “market practice” recognized by the AMF. As of the date hereof, the AMF has recognized two market practices: (i) the repurchase of shares in order to exchange them or use them as a means of payment in the context of external growth transactions, the total value of the shares that can be held for such purpose being limited to 5% of the issued share capital of the issuer and (ii) the repurchase of shares in the context of liquidity agreements. In such cases, the program is deemed to be valid unless the AMF demonstrates that such practices are illegitimate.
Finally, SCOR may trade on its own shares in order to stabilize the market. However, this trading can be carried out only for a limited time period after a securities offering. Detailed information must then be disclosed to the market. Such trading may not in any circumstances be executed above the price of the offering.
Moreover, any trade executed in the context of a repurchase program is valid if it meets the following three requirements:

•	The issuer must not, when executing trades under a repurchase program, purchase shares at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the trading markets where the purchase is carried out;

•	When SCOR carries out the purchase of own shares through derivative financial instruments, the exercise price of those derivative financial instruments may not be above the higher of the price of the last independent trade and the highest current independent bid;

•	SCOR must not purchase more than 25% of the average daily trading volume of the shares in any one day on the regulated market on which the purchase is carried out.
There are two periods during which SCOR is not permitted to trade in its own securities: (i) during the period where the issuer has decided to delay the public disclosure of inside information and (ii) during the period of fifteen days preceding the publication of consolidated annual accounts, quarterly or half-yearly accounts.
French law requires SCOR to inform the public by filing a description of the program with the Autorité des Marchés Financiers. SCOR must then declare to the AMF every share repurchase no later than seven trading days after each such transaction. SCOR must also file with the AMF on a monthly basis all share repurchase transactions made during the 24 month period preceding such filing.
Share repurchase program for 2005
On May 31, 2005, after having received the Board of Directors’ report and the information notice drafted in connection with the repurchase program, approved by the Autorité des Marchés Financiers on May 11, 2005 under no. 05-374, the shareholders’ meeting of SCOR:

•	authorized the Board of Directors, which may delegate this authority under the conditions provided by law, to purchase and sell the Company’s shares under applicable legal provisions;

•	decided that purchases and sales could be carried out for all allowed purposes as authorized pursuant to applicable laws and regulations, and notably in view of the following objectives:

–	trading on the secondary market or ensuring the liquidity of the market of the Company’s shares by entering into a liquidity agreement with an investment services provider;

–	implementation of any of the Company’s stock option plans;

–	implementation of the share award plan to employees and/or officers;

–	distribution of shares to employees and, as the case may be, to corporate officers pursuant to a profit sharing scheme or a company sponsored mutual fund;

–	purchase of shares to be used as consideration in potential mergers and/or acquisitions;

–	payment of shares in connection with the exercise of rights attached to securities granting access to share capital;

–	cancellation of shares, within the limits provided by law as authorized under the seventeenth resolution of the extraordinary shareholders’ meeting;

•	decided that the acquisition, sale or transfer of such shares could be done by any means, on a regulated market or over the counter, including block purchases or sales (without limiting the part of the purchase plan that may be completed through this means), or by using derivative financial instruments, traded on a regulated market or by OTC transactions, or the development of option strategies under the conditions authorized by the market regulators. These transactions may be carried out at any time, including during the public offering period, in compliance with applicable regulations;

•	set the maximum purchase price at EUR 2.20 per share (excluding acquisition costs), provided that, in the event of a share capital increase through the capitalization of reserves and the share award to shareholders, as well as in the event of a share-split or reverse share-split, such maximum purchase price shall be adjusted by a multiplier coefficient equal to the ratio between the number of securities comprising the share capital before the transaction and the number of shares after the transaction;

•	decided that the maximum number of shares to be purchased under this authorization is set at 10% of the share capital, provided that such limit applies to a number of shares, which will, if applicable, be adjusted in order to take into account the transactions affecting the share capital after the shareholders’ meeting and that the amount of shares purchased by the Company may in no case result in it holding, directly or indirectly, more than 10% of the share capital, provided that the overall amount that the

Company may use to purchase its own shares may not exceed (i) the total amount of the share capital in addition to the amount of mandatory reserves and (ii) the amount of the overall reserves, excluding the mandatory legal reserve, of the Company;

•	duly noted that shareholders will be informed at the next annual shareholders’ meeting of the precise allocation of the purchased shares to the different objectives pursued under the share repurchase program, and of the procedures for the repurchases completed during the financial year;

•	with regard to the shares acquired before October 13, 2004, granted all necessary powers to the Board of Directors to:

–	either allocate such shares to an objective entitling the Company to benefit from the exemption set forth by Regulation (EC) No. 2273/2003 of December 22, 2003 as described below; or

–	allocate such shares to one of the two market practices accepted by the Autorité des Marchés Financiers (liquidity agreement with an investment service provider acting under the conditions determined for that practice, holding, and for exchange or payment in connection with possible merger and acquisition transactions);

•	conferred all powers to the Board of Directors, which may delegate this authority, to place all stock market orders, enter into all agreements, particularly with a view to keeping share purchase and sale registers, to prepare all documents, including but not limited to information reports, carry out all disclosures and formalities with the Autorités des Marchés Financiers and any other regulator and, in general, to complete all necessary actions to implement such share repurchase program;

•	decided that this authorization is granted for a period that will end at the 2006 annual shareholders’ meeting approving the 2005 financial statements, provided that such period shall not exceed a maximum of eighteen months as from May 30, 2005; and

•	decided that this authorization supersedes the authorization granted by the fourteenth resolution of the combined shareholders’ meeting of May 18, 2004.
In addition, on May 31, 2005, the shareholders, after receiving the report of the Board of Directors and the Statutory Auditors’ special report, authorized the Board of Directors to reduce the share capital, in one or several transactions, in such amounts and at such times as it shall determine, by cancelling any quantity of treasury shares. The maximum number of shares that may be canceled by the Company under this authorization is 10% of the shares comprising the Company’s share capital, per 24 month period, provided that this limit applies to a number of shares that will be adjusted, as the case may be, to take into account transactions affecting the share capital subsequent to the May 31, 2005 shareholders’ meeting.
The authorization to cancel its own shares acquired through the repurchase program was granted to the Board, which may delegate such authority, for an 18 month period as from May 31, 2005, to complete all acts, formalities, and disclosures in order to cancel shares and to finalize share capital decreases, and consequently to modify the Company’s bylaws accordingly. Share repurchases must not have the effect of reducing the share capital to an amount less than the sum of the issuer’s share capital and its non-distributable reserves. Therefore, when the authorization was voted on May 31, 2005, given the level of reserves and the number of shares already owned by the Company, it was limited to a number of shares representing 9.4% of the share capital.
Moreover, SCOR signed a liquidity agreement with Exane on July 25, 2005. The purpose of this agreement was to intervene on SCOR shares on behalf of SCOR. Through an amendment dated October 21, 2005, this liquidity contract was suspended as of October 11, 2005.
The share repurchases between January 2005 and July 2005 were completed by Exane based on the previous liquidity agreement signed on December 8, 2004. There have been no share repurchases since October 11, 2005, the date on which the liquidity agreement was suspended.

				Average price per
				share transferred	(c) Total number of
		(b) Average		(excluding	shares purchased as	(d) Maximum number of
	(a) Total number	price paid per		allocation of	part of publicly	shares that might still be
	of shares	share	Total number of	bonus shares)	announced share	acquired under the
MONTH	purchased	(in EUR)	shares sold	(in EUR)	repurchase plans	program(1)(2)(3)(6)

Jan-05	783,396	1.46	5,914,001	1.50	783,396	28,513,498
Febr-05	875,000	1.56	700,000	1.59	875,000	28,338,498
March-05	1,287,498	1.59	750,000	1.65	1,287,498	27,801,000
Apr-05	1,537,000	1.60	1,019,947	1.62	1,537,000	27,283,947
May-05	485,000	1.57	1,359,757	1.61	485,000	28,158,704	(4)
June-05	900,000	1.60	685,000	1.62	900,000	92,139,633	(5)
July-05	3,073,686	1.64	813,482	1.70	3,073,686	89,879,429
Aug-05	600,000	1.69	280,500	1.73	600,000	89,559,929
Sept-05	2,373,933	1.67	575,000	1.68	2,373,933	87,760,996
Oct-05	1,775,000	1.74	225,000	1.75	1,775,000	86,210,996
Nov-05	0	0	1,515,795	0	0	87,726,791
Dec-05	0	0	39,201	0	0	87,765,992

(1)	2004 share repurchase program. The 2004 share repurchase program was publicly announced on April 28, 2004 and was subject only to the approval of the shareholders at the 2004 annual shareholders’ meeting approving the financial statements for 2003. Such approval was granted by the shareholders. In May 2004, the shareholders of the Company authorized, within the limits of French law relating to the level of reserves and shares held by the Company at the time, the purchase of a maximum of 28,755,773 shares. As the repurchase of shares was authorized until the Annual Shareholders’ Meeting to approve the financial statements for 2004, which was held on May 31, 2005, the authorization for the repurchase of shares expired on that date.

(2)	2005 share repurchase program. In May 2005, the shareholders of the Company authorized, within the limits of French law relating to the level of reserves and number of treasury shares, the repurchase of a maximum of 76,722,376 shares. This amount has been adjusted in June 2005 to take into account the share capital increase of 149,500,000 shares.

(3)	Under the terms of the 2004 and 2005 share repurchase programs, the shares could be purchased in open market transactions or privately negotiated transactions. Repurchases were made by the Company in one-off transactions, prior to the expiration of the plan, based on the Company’s evaluation of market conditions and other factors. The Company has used and continues to use existing cash to fund the repurchase of shares. All of the shares repurchased during the months identified above were purchased in open market transactions through this program.

(4)	These repurchases were made under the 2004 share repurchase program. The program expired at the date of the shareholders’ meeting approving the financial statements for 2004. At that time, although there were still 28,158,704 shares remaining that could be repurchased under the terms of the 2004 share repurchase program, the authorization was cancelled. However, the annual shareholders’ meeting approving the financial statements for 2004 has authorized the repurchase of 76,722,376 shares, as referenced in footnote (2) above.

(5)	These repurchases were made under the 2005 share repurchase plan.

(6)	During 2005, the Company repurchased 13,690,513 shares (including 7,466,580 under the liquidity agreement), and resold 13,877,683 shares (including 7,936,686 under the liquidity agreement).
During 2005, the Company made net repurchases of 13,690,513 SCOR shares for the amount of EUR 22,343,724.32 at an average weighted price of EUR 1.63 each. The Company sold 7,938,686 shares under the liquidity agreement at an average price of EUR 1.62 each. 7,305,000 shares were awarded to certain officers and executives of the Group’s companies under the 2005 share award plan authorized by the shareholders’ meeting dated May 31, 2005 and by the Board of Directors on August 31, 2005.
As of December 31, 2005, the Company held 9,110,915 of its own shares.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
The following financial statements and financial statements schedules, together with the report of Ernst & Young thereon, are filed as part of this Annual Report:

Pages

Financial Statements
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-2 – F-3
Consolidated Statements of Operations for the Years Ended December 31, 2005, 2004 and 2003	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2005, 2004, and 2003	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2005, 2004, and 2003	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004, and 2003	F-7
Notes to Consolidated Financial Statements	F-8 – F-57
Schedules
Schedule I – Summary of Investments – Other than Investments in Related Parties	S-1
Schedule III – Supplementary Insurance Information	S-2
Schedule IV – Reinsurance	S-3
Schedule V – Valuation and Qualifying Accounts	S-4
Schedule VI – Supplemental Information Concerning Property-Casualty Insurance Operations	S-5
All other schedules have been omitted because they are not required under the applicable instructions.
Item 19. Exhibits
The following documents are filed as exhibits to this annual report:

Exhibit
Number	Description
1.1	Translation from French into English of the Company’s statuts, or bylaws, as last amended on May 16, 2006
2.1	Form of Deposit Agreement dated as of October 8, 1996, as amended and restated as of December 1, 2003, among the Company, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (Incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 of the Company, as filed with the Securities and Exchange Commission on February 19, 2004 (File No. 333-112953)) (1)

Exhibit
Number	Description
4.1	Summary in the English Language of Amendment no. 3 to the credit line agreement, dated December 26, 2002, as amended on November 13, 2003 entered into by and among SCOR, a syndicate of banks and BNP Paribas as agent and as Issuing Bank (Incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F of the Company, as filed with the Securities and Exchange Commission on May 4, 2005 (File No. 001-14518))(1)
4.2	Summary in the English Language of Amendment no. 4 to the credit line agreement, dated December 26, 2002 as amended on November 13, 2003 entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank (Incorporated by reference to Exhibit 4.5 to the Registration Statement on Form 20-F of the Company, as filed with the Securities and Exchange Commission on May 4, 2005 (File No. 001-14518))(1)
4.3	Stand-By Letter of Credit Facility, dated October 11, 2004, entered into by SCOR VIE and Deutsche Bank AG, Paris Branch (Incorporated by reference to Exhibit 4.6 to the Registration Statement on Form 20-F of the Company, as filed with the Securities and Exchange Commission on May 4, 2005 (File No. 001-14518))(1)
4.4	Stand-By Letter of Credit Facility, dated October 11, 2004, entered into by SCOR and Deutsche Bank AG, Paris Branch (Incorporated by reference to Exhibit 4.7 to the Registration Statement on Form 20-F of the Company, as filed with the Securities and Exchange Commission on May 4, 2005 (File No. 001-14518))(1)
4.5	Amendment dated November 16, 2005 to Stand-By Letter of Credit Facility, dated October 11, 2004, entered into by SCOR VIE and Deutsche Bank AG, Paris Branch
4.6	Amendment dated November 16, 2005 to Stand-By Letter of Credit Facility, dated October 11, 2004, entered into by SCOR and Deutsche Bank AG, Paris Branch
4.7	Term-sheet of the Stand-By Letter of Credit Facility, dated December 14, 2005, entered into by SCOR, CALYON and Caisse Régionale de Crédit Agricole Mutuel de Paris et d’Ile-de-France
8	Subsidiaries
12.1	Certification of chief executive officer pursuant to 17 CFR 240.13a-14(a), promulgated under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of chief financial officer pursuant to 17 CFR 240.13a-14(a), promulgated under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of chief executive officer furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), promulgated under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of chief financial officer furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), promulgated under Section 906 of the Sarbanes-Oxley Act of 2002
15	Consent of Ernst & Young relating to incorporation by reference of auditor’s report

(1)	Incorporated by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SCOR

By:	/s/ Denis Kessler

Name: Denis Kessler
Title: Chairman and Chief Executive Officer
Dated: June 29, 2006

Report of Independent Registered Public Accounting Firm
We have audited the accompanying consolidated balance sheets of SCOR as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCOR at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
As discussed in Note 3.24 to the consolidated financial statements, in 2004 the Company changed its method of accounting for certain life and annuity contracts.

ERNST & YOUNG
/s/ Pierre Planchon
Represented by Pierre Planchon
Paris, France
June 29 2006

SCOR
CONSOLIDATED BALANCE SHEETS

		As of December 31,

	Notes	2004	2005

		(EUR, in millions)
ASSETS
Investments
Fixed maturities, available for sale, at fair value (amortized cost: EUR 5,207 in 2004 and EUR 5,231 2005)	3,4,14	5,272	5,237
Equity securities, available for sale, at fair value (cost EUR 220 in 2004 and EUR 746 in 2005)	3,4,14	265	769
Trading investments, at fair value	3,4,14	778	335
Other long-term investments	3,4	322	317

Total investments		6,637	6,658

Cash and cash equivalents	3,14	1,798	1,666

Accrued interest income		184	179

Reinsurance balances receivable
Non Life	3	282	544
Life	3	42	170

Total reinsurance balances receivable		324	714

Accrued premiums receivable, net of commissions
Non Life	3,5	588	620
Life	3,5	218	208

Total accrued premiums receivable, net of commissions		806	828

Non-Life
Reinsurance recoverable on unpaid losses and LAE	3,5	536	566
Prepaid reinsurance premium	3,5	40	29

Total Non Life		576	595

Life
Reinsurance recoverable on reserves for future policy benefits	3,5	331	375

Deferred policy acquisition costs, net	3	518	549
Credits for deposits with ceding companies	3	1,387	1,199
Deferred income tax assets	3,10	150	242
Derivative financial instruments	3,15	29	33
Fixed assets, net	3	86	82
Intangible assets	3	9	34
Advances to and investments in affiliates	3,4	39	39
Goodwill	3	209	228
Other assets		317	408

Total assets		13,400	13,829

See accompanying Notes to Consolidated Financial Statements

SCOR
CONSOLIDATED BALANCE SHEETS

		As of December 31,

	Notes	2004	2005

		(EUR, in millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non Life
Losses and loss adjustment expenses reserves	3,18	6,470	6,439
Unearned premium reserves	3	627	693

Total		7,097	7,132

Life
Reserve for future policy benefits	3,17	2,677	2,719

Funds held under reinsurance treaties	3,5	427	379

Reinsurance balances payable
Non Life	3	78	239
Life	3	93	174

Total reinsurance balances payable		171	413

Convertible subordinated debentures	9,14	200	200
Other long term debt including obligations under capital Leases	9	761	755
Notes payable	9,14,15	34	34
Debt due within one year		244	61
Derivative financial instruments	15	6	6
Other liabilities		317	344
Deferred income tax liabilities	3,10	72	84
Minority interest	2	183	–

Total liabilities		12,189	12,127

Contingencies
Shareholders’ Equity
Common stock, 819,269,070 shares in 2004 and 968,769,070 shares in 2005 authorized and issued	3,12	645	763
Additional paid-in capital		1,402	1,523
Retained deficit		(673)	(545)
Accumulated other comprehensive loss	3,8	(151)	(24)
Treasury stock, at cost (9,298,085 shares in 2004 and 9,110,915 shares in 2005)		(12)	(15)

Total shareholders’ equity		1,211	1,702

Total liabilities and shareholders’ equity		13,400	13,829

See accompanying Notes to Consolidated Financial Statements

SCOR
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,

	Notes	2003	2004	2005

		(EUR, in millions)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 66 in 2003, EUR 20 in 2004 and EUR 28 in 2005	3,5,17	517	524	520
Non Life premiums earned, net of premiums ceded totaling EUR 292 in 2003, EUR 165 in 2004 and EUR 125 in 2005	3,5,17	2,807	1,703	1,566
Net investment income	3,4,17	326	282	301
Net realized gains on investments	3,4,17	117	42	99

Total revenues		3,767	2,551	2,486

Expenses
Life claims, net of reinsurance recoveries totaling EUR 88 in 2003, EUR 3 in 2004 and EUR 31 in 2005	3,5,17	421	451	414
Non Life claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 99 in 2003, EUR 65 in 2004 and EUR 87 in 2005	3,5,17	2,739	1,176	1,168
Policy acquisition costs and commissions	3,17	742	568	521
Underwriting and administration expenses	3,17	160	135	141
Foreign exchange (gain) loss, net		(147)	(37)	81
Impairment of goodwill		–	–	3
Interest expense		33	49	48
Other operating expenses, net		19	14	17

Total expenses		3,967	2,356	2,393

Income (loss) before income taxes, minority interests, income (loss) from investments accounted for by the equity method and cumulative effect of change in accounting principle		(200)	195	93

Income tax (expense) benefit	3,10	(287)	73	72

Income (loss) before minority interests, income (loss) from investments accounted for by the equity method and cumulative effect of change in accounting principle		(487)	268	165

Minority interests		(26)	(24)	–

Income (loss) before income (loss) from investments accounted for by the equity method and cumulative effect of change in accounting principle	3,4	(513)	244	165

Income (loss) from investments accounted for by the equity method		1	(1)	–

Income (loss) before cumulative effect of change in accounting principle		(512)	243	165

Cumulative effect of change in accounting principle, net of tax	3	–	4	–

Net income (loss)		(512)	247	165

		(EUR, except number of
		shares in thousands)
Basic earnings per share
Income (loss) before cumulative effect of change in accounting principle		(3.76)	0.30	0.18
Cumulative effect of a change in accounting principle, net of tax		–	0.01	–

Basic earnings per share available to common stockholders	3,12	(3.76)	0.31	0.18

Diluted earnings per share
Income (loss) before cumulative effect of change in accounting principle		(3.76)	0.29	0.17
Cumulative effect of a change in accounting principle, net of tax		–	0.01	–

Diluted earnings per share available to common stockholders	3,12	(3.76)	0.30	0.17

Weighted average number of shares outstanding, in thousands
Basic	3,12	136,300	803,152	887,626

Diluted	3,12	136,300	857,189	989,325

See accompanying Notes to Consolidated Financial Statements

SCOR
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,

	Notes	2003	2004	2005

		(EUR, in millions)
Net income (loss)		(512)	247	165

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	3,8	(127)	(101)	107
Minimum Pension Liability Adjustment	3,8	1	(1)	(6)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	3,8	(45)	14	(22)
Equity securities	3,8	5	3	23
Less: reclassification adjustment for appreciation included in net income (loss)	3,8	(41)	(9)	25

Other comprehensive income (loss)		(207)	(94)	127

Comprehensive income (loss)		(719)	153	292

See accompanying Notes to Consolidated Financial Statements

SCOR
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	As of December 31,

	2003	2004	2005

	(EUR, in millions)
Ordinary Shares
Balance at beginning of year	520	136	645
Issuance of Ordinary Shares – Public issue	–	683	118
Change in Ordinary Shares Par Value(1)	(384)	(174)	–
Cancellation of Ordinary Shares	–	–	–

Balance at end of year	136	645	763

Additional paid-in capital
Balance at beginning of year	811	1,195	1,398
Issuance of Ordinary Shares – Public issue	–	68	115
Stock Award Plan	–	4	19
Other	–	(39)	(9)
Change in Ordinary Shares Value	384	174	–

Balance at end of year	1,195	1,402	1,523

Accumulated other comprehensive income (loss)
Balance at beginning of period	150	(57)	(151)
Unrealized appreciation (depreciation) on investments, net of reclassification adjustment	(81)	8	26
Currency translation adjustments	(127)	(101)	107
Minimum pension liability adjustment	1	(1)	(6)

Balance at end of period	(57)	(151)	(24)

Catastrophe reserve
Balance at beginning of year	6	–	–
Allocation during year	(6)	–	–

Balance at end of year	–	–	–

Retained deficit
Balance at beginning of year	(410)	(916)	(669)
Net (loss) income	(512)	247	165
Allocation to catastrophe reserve	6	–	–
Dividends	–	–	(24)
Treasury stock sales	–	–	(4)
Deferred compensation expense	–	(4)	(13)

Balance at end of year	(916)	(673)	(545)

Treasury stock
Balance at beginning of year	–	(2)	(12)
Purchase of treasury shares	(2)	(10)	(3)

Balance at end of year	(2)	(12)	(15)

Total Shareholders’ equity	356	1,211	1,702

Ordinary Shares
Balance at beginning of year	136,544,845	136,544,845	819,269,070
Issuance of Ordinary Shares	–	682,724,225	149,500,000

Balance at end of year	136,544,845	819,269,070	968,769,070

(1)	In 2003 the Company reduced the par value of the ordinary share from EUR 3.85 per share to EUR 1 per share. In 2004 the Company reduced the par value of the ordinary shares from EUR 1 per share to EUR 0.79 per share.

SCOR
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Cash flows from operating activities
Net income (loss) before minority interests	(486)	271	165
Adjustments to reconcile net income (loss) before minority interest to net cash used in operating activities
Change in reinsurance recoverable on unpaid losses	287	111	27
Change in prepaid insurance premiums	40	66	15
Change in losses and LAE reserves, gross	(230)	(662)	(447)
Change in Life reserves for future policy benefits, net	533	336	(223)
Change in unearned premium reserves, gross	(375)	(167)	19
Deferred policy acquisition costs	(66)	(23)	(27)
Net realized gains on investments	(117)	(42)	(99)
Other amortization and change in other provisions	60	56	48
Change in deferred tax	233	(116)	(107)
Unrealized foreign exchange gains or losses	(102)	13	(47)
Premium and loss balances, net	(35)	312	(133)
Change in reinsurance balances payable / receivable	232	(107)	(50)
Change in deposits with ceding companies	13	(194)	206
Change in funds held under reinsurance treaties	(53)	(72)	(99)
Change in sundry debtors and creditors	(7)	30	19
Other	(25)	(41)	(9)

Net cash used in operating activities	(98)	(229)	(742)

Cash flows from investing activities
Sales, maturities or redemptions of fixed maturities available for sale	6,145	2,788	3,067
Sales of equity securities	159	575	680
Net sales (purchases) of short-term investments	169	–	–
Investments in fixed maturities available for sale	(6,112)	(3,045)	(2,146)
Investments in equity securities	(165)	(778)	(1,031)
Acquisitions of fixed assets, including capital lease	(15)	(4)
Disposals of fixed assets	46	–	18
Investment in consolidated affiliates	5	14	(2)
Investment in reinsurance companies	–	(3)	(3)
Long term loans	26	3	1

Net cash provided by (used in) investing activities	258	(450)	584

Cash flows from financing activities
Dividends paid	–	–	(24)
Repayment of borrowings	(114)	(39)	(258)
Proceeds from borrowings, including capital lease	209	200	9
Issuance of shares	(3)	708	224
Decrease on minority interests	(40)	(13)	(183)
Purchase of treasury stock	(2)	(10)	(10)

Net cash provided by (used in) financing activities	50	846	(242)

Effect of exchange rate changes on cash	21	(135)	171

Net increase (decrease) in cash and cash equivalents	231	32	(229)

Cash and cash equivalents at beginning of year	1,788	1,824	1,798
Effect of changes in exchange rates on beginning cash	(195)	(58)	97
Cash and cash equivalents at end of year	1,824	1,798	1,666

See accompanying Notes to Consolidated Financial Statements

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Business overview
SCOR (the “Company”) is organized as a société anonyme, or stock company, under the laws of the Republic of France. SCOR and its subsidiaries (together, the “Group”) provide Property-Casualty and Life & Accident/ Health reinsurance. Property-Casualty operations include reinsuring to primary insurers of property, casualty, marine, space and transportation, construction and credit and surety risks. Life & Accident/ Health operations include providing a full range of Life and Health reinsurance products and related services to primary Life insurers throughout the world.
Note 2. Significant Events
General
In December 2001, SCOR, in partnership with other investors, created IRP Holdings Limited, (“IRP Holdings”), and Irish Reinsurance Partners (“Irish Reinsurance Partners”), the operating company wholly owned by IRP Holdings. Irish Reinsurance Partners Limited has been principally used for the retrocession in quota shares of 25% of the part of the Property – Casualty business subscribed or renewed by the SCOR Group during the 2002, 2003 and 2004 financial years. In 2004, IRP Holdings’ net income amounted to EUR 50.1 million after tax, or EUR 57.4 million before tax. The shareholders of IRP Holdings decided not to renew the quota share agreements, which thereby expired on January 1, 2005.
At December 31, 2004, SCOR held 53.35% of the voting shares of IRP Holdings. Pursuant to the shareholders’ agreement entered into in connection with the formation of IRP Holdings, SCOR acquired the minority shareholders’ stake in IRP Holdings for EUR 183.1 million in cash in 2005.
As a result of this transaction, SCOR holds 100% of the share capital and voting rights of IRP Holdings, and, indirectly Irish Reinsurance Partners.
In order to refinance the acquisition of the outstanding shares of IRP Holdings, SCOR carried out a share capital increase by issuing 149,500,000 new shares with a nominal value of EUR 0.78769723 each, with a total share premium of EUR 115,459,264.
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
3.2. Principles of consolidation
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

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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
Transactions denominated in currencies other than the entity’s functional currency are translated into the functional currency using exchange rates in effect at the transaction date. Resulting gains or losses are included in the statement of operations, except for amounts relating to available for sale debt securities which are recorded in other comprehensive income, as foreign currency translation adjustment in the amount, net of tax, of EUR 61 million and EUR (39) million for the year ended December 31, 2005 and December 31, 2004.
3.5. Investments
Statement of Financial Accounting Standard (“FAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that debt and marketable equity securities be classified in one of three categories: trading, available-for-sale, or held to maturity.
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
Securities that are held to meet long term investment objectives are accounted for as available-for-sale. Available-for-sale securities are recorded on a trade date basis and are carried at fair value. Unrealized gains and losses from valuing these securities are reported in shareholders’ equity, net of any related deferred income taxes as well as the effect on deferred policy acquisition costs, present value of future profits and future policy benefits that would result from the realization of unrealized gains and losses. The cost of debt and equity securities is written down to fair value when a decline in value is considered to be other than temporary. The factors considered in making such a determination are described in 3.6.
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

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
3.6. Other than temporary impairments in investments
The Group’s process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question, (v) the Group’s intent and ability to hold the investment for a sufficient period of time for the value to recover, and (vi) for asset backed securities, the estimated cash flows. When the analysis of the above factors results in a conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value with the resulting charge reported in income.
3.7. Derivatives
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
The Group documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet, or specific firm commitments or forecasted transactions. The Group also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
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

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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
The Group accounts for retrospective contracts in accordance with Financial Accounting Standards Board’s Emerging Issues Task Force No. 93-6, “Accounting for Multiple-Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises” (“EITF 93-6”). EITF 93-6 requires that multi-year retrospectively-rated reinsurance contracts, in which past events create rights or obligations for the parties, be accounted as an asset or liability immediately, instead of at contract termination. Rights or obligations include, but are not limited to, return of an experience balance, additional or return premiums and/or reduction in coverage of future events.
3.10. Deferred policy acquisition costs
Life reinsurance deferred policy acquisition costs
Costs that vary with and are directly related to the acquisition of new business, principally commissions and brokerage expenses incurred at the time a contract is issued, are deferred when paid, to the extent recoverable. For policies accounted for in accordance with FAS 60, “Accounting and Reporting by Insurance Enterprises”, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. The deferred policy acquisition costs relating to the life reinsurance business accounted for under FAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” are amortized based on a percentage of our expected gross profits (“EGPs”) over the life of the underlying policies. Estimated EGPs are computed based on assumptions related to the underlying policies written, including the lives of the underlying policies, and, if applicable, growth rate of the assets supporting the liabilities. We amortize deferred policy acquisition costs by estimating the present value of the EGPs over the lives of the insurance policies and calculate a percentage of the policy acquisition cost deferred as compared to the present value of the EGPs. That percentage is used to amortize the deferred policy acquisition costs such that the amount amortized over the life of the policies results in a constant percentage of amortization when related to the actual and future gross profits.
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

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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
3.13. Impairment or disposal of long-lived assets
The Group accounts for long-lived assets in accordance with the requirements of FAS 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” FAS 144 requires that long-lived assets and certain identifiable intangibles held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable. No impairment charges were recorded in 2003, 2004 and 2005.
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

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
3.15. Uncollectible reinsurance balances
The Group establishes provisions for uncollectible reinsurance balances based on management’s assessment of the collectibility of the outstanding balances. Such provisions were EUR 13 million and EUR 11 million as of December 31, 2005 and December 31, 2004, respectively.
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
The Group discounts certain reserves for losses and loss adjustment expenses relating for the most part to workers’ compensation claims, over the estimated payment period of the liabilities. The discount rate is based on risk-free rates of return for investments of similar duration, and the discount rate is a locked in rate unless there are indications that the assets supporting the liabilities are returning a significantly lower rate. Loss and loss adjustment reserves were discounted at rates ranging from 4.2% to 5% at December 31, 2005 and 2004, and the amount of those discounted reserves were EUR 358 million and EUR 357 million, at December 31, 2005 and 2004, respectively. The impact of the discount on reserves as at December 31, 2005 amounts to EUR 83 million compared to EUR 92 million at December 31, 2004.
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

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The Company has elected to follow APB 25 and related Interpretations in accounting for its employees stock options. Under APB 25, when the exercise price of the Company’s employee stock options is lower than the market price of the underlying stock on the date of grant, a compensation expense is recognized.
Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value method was estimated at the date of grant using a binomial option pricing model with the following weighted average assumptions for September 2005, August 2004, June 2003, and February 2003 respectively: risk-free interest rates of 3.24% 4.20%, 3.77%, and 4.10%; expected dividend yields of 3.57%, 2.50%, 2.39%, and 2.84%; volatility factors of the expected market price of the Company’s Ordinary Shares of 0.297, 0.396, 0.446, and 0.430; and a weighted-average expected life of the option of 10 years. The dividend yield is based on consensus estimates of dividends per share until 2005 and thereafter assumes a dividend growth rate proportional to the increase in the 10 year Interbank swap yield. The fair value of options granted during the year was EUR 0.49 per share.
For purposes of pro forma disclosures, the estimated fair value of the options is recognized to expense over the vesting period of five or four years for plans established after December 31, 1996. An adjustment to eliminate compensation cost previously recognized for options that were subsequently forfeited is recognized when the forfeiture occurs. Had compensation expense for the Company’s stock option plans been recognized in accordance with FAS 123, the Company’s net income (loss), basic earnings per share and diluted earnings per share would have been as follows:

	31/12/03	31/12/04	31/12/05

	In Eur Millions
	(except per share data)
Net Income (loss) as reported	(512)	247	165
Total compensation determined under the intrinsic value method	–	3	4
Less: Total employee stock option compensation expense determined under the fair value based method for all awards	(5)	(8)	(8)

Pro forma Net Income (loss) – basic	(517)	242	161

Interest on convertible bonds	–	6	5

Pro Forma Net Income (loss) – diluted	(517)	248	166

Earnings Per Share(a):
Basic earnings per share – As reported	(3.76)	0.31	0.18
Basic earnings per share – Pro forma	(3.79)	0.30	0.18
Diluted earnings per share – As reported	(3.76)	0.30	0.17
Diluted earnings per share – Pro forma	(3.79)	0.29	0.17

(a)	The weighted average number of shares used to calculate basic EPS (expressed in thousands) were 136,300, 803,152 and 887,626 for 2003, 2004, and 2005, respectively. The weighted average number of shares used to calculate diluted EPS (expressed in thousands) were 136,300, 857,189 and 989,325 for 2003, 2004, and 2005, respectively. The effects of applying FAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income in future years.
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

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the projected benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The projected benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected remaining career when the cumulative unrecognized actuarial gains or losses, for each individual plan, exceed 10% of the higher of the projected benefit obligation or the fair value of plan assets at beginning of year.
For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
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
3.21. Credit risk concentration
Credit risk arises from the possible inability of counter parties to meet the terms of their contracts and from changes in security values, interest rates, and currency rates. In the event counter parties are unable to fulfill their

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
contractual obligations, future losses due to defaults may exceed amounts currently being recognized in the balance sheet up to a maximum of the notional principal amounts of the instruments. Counter parties to the financial instruments are foreign and domestic commercial banks, U.S. Government-chartered organizations, sovereigns and corporations. In selecting its counter parties, the Group carefully assesses their creditworthiness by evaluating credit exposure and referring to the ratings of widely accepted credit rating services. With certain counter parties, the Group receives cash and/or investment grade securities as collateral to mitigate its credit exposure.
At December 31, 2005, the Group did not have a material concentration of financial instruments in any single investee, industry or geographic location. Almost all of the Group’s investment in fixed maturities are investment grade securities.
The Group’s client base and the geographic diversity thereof limit the concentration of credit risk on amounts due from clients. At December 31, 2005, the Group had no significant concentrations of credit risk by geographic area.
3.22. Reclassifications
Certain items in the prior year’s comparative figures have been reclassified in order to comply with the current year presentation.
3.23. Severance Plans
In accordance with FAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” and FAS 88 “Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” the Group has recorded an expense relating to the Employment Safeguard Plan which was implemented in September 2005. This plan calls for approximately 100 employees in Paris to leave the Group on a voluntary basis. The estimated cost of the one-time termination benefits relating to this plan are EUR 13.8 million of which EUR 11.6 million relates to the property-casualty segment and EUR 2.2 million relates to the life segment. These amounts have been recorded in other operating expenses in 2005 and approximately EUR 1.4 million was paid prior to December 31, 2005.
3.24. Recently adopted accounting standards
In December 2003, the FASB issued FIN No. 46(R), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” (“FIN 46(R)”) which revised the original FIN 46 issued in January 2003. FIN 46(R) addresses whether certain types of entities, referred to as variable interest entities (“VIEs”), should be consolidated in financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if, as the primary beneficiary, it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns. On January 1, 2004, the Group adopted FIN 46(R) for all special purpose entities (“SPEs”) and for relationships with all VIEs that began on or after February 1, 2003. On December 31, 2004, the Group implemented FIN 46(R) for relationships with potential VIEs that are not SPEs and for all VIEs created before February 1, 2003. The transition to FIN No. 46(R) did not result in the Group consolidating any new entities or deconsolidating any existing entities.
In April 2003, the FASB issued Statement No. 133 Implementation Issue No. B36, “Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments.”

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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
SOP 03-1 was effective for financial statements for fiscal years beginning after December 15, 2003 and was adopted by the Group on January 1, 2004. The adoption resulted in a one-time cumulative accounting gain of approximately EUR 5 million before taxes or EUR 4 million after taxes, reported as a “Cumulative effect of change in accounting principle, net of tax” in the results of operations for the year ended December 31, 2004. This gain reflects the impact of reducing reserves for future policy benefits for certain annuity contracts in the U.S., offset by additional reserves for certain annuitization benefits and net of the related impact on amortization of deferred policy acquisition costs and present value of future profit.
3.25. Recently issued accounting standards
In December 2004, the FASB issued FAS 123R, “Share Based Payment” which replaces FAS 123 and APB 25. FAS 123R requires all entities to apply the fair value based measurement method in accounting for share-based payment transactions with employees, such as stock options, by measuring the award at fair value and expensing the amount over the period during which an employee is required to provide service in exchange for the award (the vesting period). The Group currently uses APB 25 to record its share based compensation expense. FAS 123R is effective as of the beginning of the first interim or annual period beginning after June 15, 2005. The Group is currently evaluating the impact of this Standard and will adopt FAS 123R as of January 1, 2006.
In March 2004, the EITF of the FASB reached a final consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”). This Issue establishes impairment models for determining whether to record impairment losses associated with investments in certain

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
equity and debt securities. It also requires income to be accrued on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF 03-1-1, which defers the effective date of a substantial portion of EITF 03-1, from the third quarter of 2004, as originally required by the EITF, until such time as FASB issues further implementation guidance.
In November 2005, the FASB issued FSP 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which amends FAS 115 and FAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”. FSP 115-1 nullifies the guidance set forth in paragraphs 10-18 of EITF 03-1 related to evaluating whether an impairment is other-than-temporary, and other references to other-than-temporary impairment guidance. FSP 115-1 supersedes the guidance set forth in EITF Topic D-44, “Recognition of Other-Than-Temporary Impairment on the Planned Sale of a Security whose Cost Exceeds Fair Value”, and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. FSP 115-1 carries forward requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost method investments and the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1 and related examples. FSP 115-1 also provides guidance on accounting for debt securities subsequent to an other-than-temporary impairment.
The Group will adopt FSP 115-1 effective January 1, 2006. So far, the Group has complied with the disclosure requirements. of EITF 03-1, which were effective December 31, 2003, and carry forward FSP 115-1. SCOR is currently evaluating the effect of adoption but does not expect any material impact to its consolidated financial condition, results of operations or cash flows.
In May 2005, the FASB issued FAS 154 “Accounting Changes and Error Corrections, which replaces APB Opinion 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 changes the requirements for the accounting and reporting of a change in accounting principle and requires retrospective application (restatement) to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. FAS 154 carries forward without change the guidance contained in APB Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate, as well as the provisions in FAS 3 “Reporting Accounting Changes in Interim Financial Statements” governing reporting accounting changes in interim financial statements. FAS 154 applies to all voluntary changes in accounting principles and corrections of errors made in fiscal years beginning after December 15, 2005, and also applies when a new accounting pronouncement does not provide transition provisions. The Group will adopt FAS 154 effective January 1, 2006. FAS 154 is not expected to have an immediate material impact on SCOR’s consolidated financial position or results of operations, although it will impact presentation of future voluntary accounting changes, if such changes occur.
In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments”, which amends FAS 133, “Accounting for Derivative Instruments and Hedging Activities” and FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. FAS 155 a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcuation. b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133, c) establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and e) amends FAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
FAS 155 is effective for fiscal years beginning after September 15, 2006. The Group is currently evaluating the impact of this Standard and will adopt FAS 155 as of January 1, 2006.
Note 4. Investments
The amortized cost gross unrealized gains, gross unrealized losses and estimated fair value of investments in fixed maturities, and equity securities available-for-sale are shown below.

	As of December 31, 2004

	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities available for sale
Debt securities issued or guaranteed by the French government or its agencies	766	10	–	776
Debt securities issued or guaranteed by the U.S. government or its agencies	1,396	3	(17)	1,382
Obligations of U.S. states and political subdivisions	119	4	–	123
Debt securities issued or guaranteed by the European Union	452	4	(3)	453
Debt securities issued or guaranteed by other national, state or local governments or their agencies	299	15	–	314
Corporate debt securities	1,295	21	(4)	1,312
Mortgage-backed securities	836	36	(4)	868
Other debt securities	44	–	–	44

Total fixed maturities available for sale	5,207	93	(28)	5,272

Equity securities available for sale
Equity securities, available for sale	220	45	–	265

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	As of December 31, 2005

	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	losses	fair value

	(EUR, in millions)
Fixed maturities, available for sale
Debt securities issued or guaranteed by the French government or its agencies	544	8	(2)	550
Debt securities issued or guaranteed by the U.S. government or its agencies	1,394	2	(35)	1,361
Obligations of U.S. states and political Subdivisions	100	2	–	102
Debt securities issued or guaranteed by the European Union	452	3	(2)	453
Debt securities issued or guaranteed by other national, state or local governments or their agencies	326	14	–	340
Corporate debt securities	1,478	31	(11)	1,498
Mortgage-backed securities	875	11	(8)	878
Other debt securities	62	–	(7)	55

Total fixed maturities available for sale	5,231	71	(65)	5,237

Equity securities available for sale
Equity securities, available for sale	746	33	(10)	769

Contractual maturities of investments in fixed maturities available-for-sale securities are presented below:

	As of December 31, 2005

	Amortized	Estimated
	cost	fair value

	(EUR, in millions)
Available for sale
Due within one year or less	535	538
Due after one year through five years	2,445	2,426
Due after five years through ten years	980	994
Due after ten years	1,271	1,279

Total	5,231	5,237

Actual maturities could differ from the contractual maturities because the borrowers may have the right to call or prepay obligations.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The Group’s net investment income, comprised primarily of interest and dividends, was derived from the following sources:

	Year ended December 31

	2003	2004	2005

	(EUR, in millions)
Investment income
Fixed maturities	265	244	221
Equity securities, dividends	3	6	7
Trading securities	47	3	49
Short term investments and other(1)	100	112	95

Total investment income	415	365	372

Investment expense
Swap interest	8	7	5
Administration expenses	29	33	33
Other	52	43	33

Total investment expense	89	83	71

Net investment income	326	282	301

(1)	Includes swap income of EUR 3 million in 2003, EUR 8 million in 2004 and EUR 2 million in 2005.
Net realized investments gains and losses of the Group were derived from the following sources:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Net realized investment gains (losses)
Fixed maturities	93	27	48
Equity securities	14	17	45
Short term investments and other	10	(2)	6

Net realized investment gain	117	42	99

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The changes in net unrealized gains and losses on the available for sale investments of the Group are derived from the following sources:

	Year ended	Year ended
	December 31,	December 31,
	2004	2005

	(EUR, in millions)
Increase (decrease) during period in difference between fair value and cost of investments in equity securities	34	(22)
Deferred income tax benefit (expense)	(11)	8

Increase (decrease) in net unrealized gains (losses) on equity securities	23	(14)

Increase (decrease) during period in difference between fair value and cost of investments in fixed maturities	(5)	(59)
Deferred income tax benefit (expense)	2	1

Increase (decrease) in net unrealized gains (losses) on fixed maturities	(3)	(58)

Minority interest	1	–
Total increase (decrease) in net unrealized gains (losses) on equity securities and fixed maturities	21	(72)

The following table summarizes the gross unrealized losses and fair value of investment securities classified as available for sale, aggregated by major investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005. The fair value as presented on the balance sheet is net of all write downs for other than temporary impairments.

	Unrealized Losses at December 31, 2004

	Less than		More than
	12 months		12 months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	Losses	value	Losses	value	Losses

Fixed maturities available for sale
Debt securities issued or guaranteed by the French Government or its agencies	–	–	–	–	–	–
Debt securities issued or guaranteed by the U.S. government or its agencies	864	(10)	347	(7)	1,211	(17)
Obligations of U.S. states and political subdivisions	–	–	–	–	–	–
Debt securities issued or guaranteed by the European Union	–	–	158	(3)	158	(3)
Debt securities issued or guaranteed by other national, state or local governments or their agencies	–	–	–	–	–	–
Corporate debt securities	163	(3)	119	(1)	282	(4)
Mortgage-backed securities	97	(1)	87	(3)	184	(4)
Other debt securities	–	–	–	–	–	–

Total fixed maturities available for sale	1,124	(14)	711	(14)	1,835	(28)

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Unrealized Losses at December 31, 2005

	Less than		More than
	12 months		12 months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	Losses	value	Losses	value	Losses

Fixed maturities available for sale
Debt securities issued or guaranteed by the French Government or its agencies	51	(2)	63	0	114	(2)
Debt securities issued or guaranteed by the U.S. government or its agencies	639	(19)	542	(16)	1,181	(35)
Obligations of U.S. states and political Subdivisions
Debt securities issued or guaranteed by the European Union	85	(1)	148	(1)	233	(2)
Debt securities issued or guaranteed by other national, state or local governments or their agencies	34	0	4	0	38	0
Corporate debt securities	664	(10)	48	(1)	712	(11)
Mortgage-backed securities	425	(8)			425	(8)
Other debt securities	61	(7)			61	(7)

Total fixed maturities available for sale	1,958	(47)	805	(18)	2,763	(65)

U.S. Treasury Obligations. The unrealized losses on the Group’s investments in U.S. Treasury obligations and direct obligations of U.S. government agencies were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Group has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Group does not consider these investments to be other-than-temporarily impaired at December 31, 2005.
Debt Securities Issued or Guaranteed by the European Union
The unrealized losses on the Group’s investments in Debt Securities Issued or Guaranteed by the European Union were caused by interest rate increases. Because the Group has the ability and intent to hold these investments until a recovery of fair value, the Group does not consider these investments to be other-than-temporarily impaired at December 31, 2005.
Mortgage-Backed Securities. The unrealized losses on the Group’s investment in federal agency mortgage-backed securities were caused by interest rate increases. The Group purchased these investments at a discount relative to their face amount, and the contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at price less than the amortized cost of the Group’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Group has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Group does not consider these investments to be other-than-temporarily impaired at December 31, 2005.
Corporate Debt Securities. The unrealized losses on the Group’s investment in corporate debt securities were caused by interest rate increases and declines in credit quality on certain securities. Although certain securities experienced declines in credit quality, the securities are still investment grade and therefore the Group believes it is probable that they will collect all amounts due according to the contractual terms of the investment. Because the Group has the ability and intent to hold these securities until a recovery of fair value and because the credit

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
quality has not deteriorated significantly, the Group does not consider the investment in Corporate Debt Securities to be other-than-temporarily impaired at December 31, 2005.

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Equity securities, available for sale
Gross unrealized gains	11	45	33
Gross unrealized losses	–	–	(10)

Net unrealized gains	11	45	23

Fixed maturities, available for sale
Gross unrealized gains	101	93	71
Gross unrealized losses	(31)	(28)	(65)

Net unrealized gains	70	65	6

Total net unrealized gains (losses)	81	110	29

Policyholder-related amounts(1)	(37)	(40)	(4)
Deferred tax liability	(2)	(14)	(5)
Minority interest	(4)	0	0

Shareholders’ net unrealized appreciation(2)	38	56	20

(1)	amortization of deferred policy acquisition costs and PVFP due to the revaluation to the fair value of available for sale securities in application of SFAS 115 (“shadow DAC”).

(2)	The unrealized appreciation component of accumulated other comprehensive income, as presented in Note 8, includes the foreign currency movements on available for sale securities.
In 2005, 2004 and 2003, the Group recognized EUR 7 million, EUR 11 million and EUR 5 million in other than temporary impairments, respectively.
The following table sets forth the split of the Other Long Term Investments as of December 31:

	Year ended
	December 31,

	2004	2005

	(EUR, in millions)
Land	53	89
Buildings	264	226
Furniture and equipment	5	2
	–	–

Total	322	317

In 2005, depreciation expense relating to Other Long Term investments amounted to EUR 13 million and accumulated depreciation at December 31, 2005 was EUR 75 million.
Note 5. Reinsurance
The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposure to large losses. Although ceded reinsurance permits recovery of all or a portion of losses from the retrocessional reinsurer, it does not discharge the Group as the primary reinsurer.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Premiums written, premiums earned and loss and LAE incurred for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year ended December 31, 2003

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Non Life
Assumed	2,723	3,099	(2,838)
Ceded	(252)	(292)	99
Life
Assumed	583	583	(509)
Ceded	(66)	(66)	88

Net	2,988	3,324	(3,160)

	Year ended December 31, 2004

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Non Life
Assumed	1,700	1,868	(1,241)
Ceded	(98)	(165)	65
Life
Assumed	544	544	(454)
Ceded	(20)	(20)	3

Net	2,126	2,227	(1,627)

	Year ended December 31, 2005

	Premiums	Premiums	Loss and LAE
	written	earned	incurred

	(EUR, in millions)
Non Life
Assumed	1,710	1,691	(1,255)
Ceded	(109)	(125)	87
Life
Assumed	548	548	(445)
Ceded	(28)	(28)	31

Net	2,121	2,086	1,582

For the years ended December 31, 2003, 2004 and 2005, the percentage of net premiums written to gross premiums written was 90%, 95% and 94%, respectively.
Retrocessionaires of the Group are subject to initial review of financial condition before final acceptability is confirmed and to subsequent reviews on an annual basis. The Group, like most reinsurance companies, enters into retrocession arrangements for many of the same reasons primary insurers seek reinsurance, including increasing their premium writing and risk capacity without requiring additional capital and reducing the effect of individual or aggregate losses. Historically, the Group has retroceded risks to retrocessionaires on both a proportional and excess of loss basis. Under its 2005 retrocessional program, the Group’s retention is EUR 80 million per catastrophic event (first limit). For the classes of motor liability, credit and bond, decennial, specific retrocession

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
programs have been established. In 2005, the Group retention was EUR 25 million per risk for facultative Property and EUR 25 million per risk for facultative Casualty.
Paid losses, outstanding losses and IBNR recoverable from retrocessionaires, which are determined to be uncollectible, are charged to operations. No material amount was charged to operations for the years ended December 2005, 2004 and 2003.
The Group withholds funds from retrocessionaires in accordance with retrocessional agreements. Under the terms of the agreements, the Group pays interest on the principal amounts of deposits withheld. Related interest expense was EUR 32 million, EUR 26 million and EUR 32 million in 2005, 2004 and 2003.
Certain reinsurance contracts do not, despite their form, provide for the indemnification of the ceding company by SCOR against loss or liability. Such contracts primarily consist of non-proportional excess-of-loss treaties covering catastrophic events, which include profit and loss sharing clauses upon termination or cancellation. In these cases, the premium received has been accounted for as a deposit in accordance with Statement of Position 98-7 “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk” rather than as premium revenue in accordance with FAS 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”. There were no amounts recorded as deposits and classified as other assets, under such contracts as of December 31, 2005 and 2004.
As of December 31, 2005 and based on the Group’s ceded premiums, there were two Non Life retrocessionaires whose share exceeded 20% of the total retrocession.
In connection with an acquisition made by the Group in 2001, the seller agreed to cover its liabilities in respect of run-off of technical reserves for the 2000 and previous reinsurance years through reinsurance agreements. The aforementioned agreement was settled in the form of a retrocession contract coupled with a general guarantee. At December 31, 2005 and 2004, the consolidated balance sheets included EUR 250 million and EUR 234 million, respectively related to the guaranty provided.
Note 6. Deferred Acquisition Cost and Present Value of Future Profits
The increase in life reinsurance deferred acquisition costs was EUR 36 million, EUR 32 million and EUR 77 million, for the years ended December 31, 2005, 2004, and 2003, respectively.
The increase (decrease) in non-life reinsurance deferred acquisition costs was EUR (5) million, EUR 3 million and EUR (48) million for the years ended December 31, 2005, 2004 and 2003, respectively.
The movement in the PVFP for the years 2005, 2004 and 2003 is as follows:
In 2005, the present value of future profits decreased from EUR 37 million at December 31, 2004 to EUR 25 million at December 31, 2005, from the net effect of the following: interest of EUR 1 million, a favorable exchange rate fluctuation in the amount of EUR 6 million, and a EUR 19 million amortization of PVFP.
The present value of future profits decreased from EUR 80 million at December 31, 2003 to EUR 37 million at the end of December 2004, from the net effect of the following: interest of EUR 2 million, an unfavorable exchange rate fluctuation in the amount of EUR 5 million, EUR 8 million amortization of PVFP, and a decrease of EUR 32 million resulting from the adoption of SOP 03-1 by SCOR Life Re on January 1, 2004.
In 2003, the present value of future profits decreased from EUR 111 million at December 31, 2002 to EUR 80 million at the end of December 2003, from the net effect of the following: interest of EUR 4 million, an

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
unfavorable exchange rate fluctuation in the amount of EUR 19 million, and a EUR 16 million amortization of PVFP.
Note 7. Fixed Assets
Fixed assets include primarily the Group headquarters. This building had a net book value of EUR 76 million and EUR 71 million at December 31, 2004 and December 31, 2005, respectively.
In late December 2003 the Group concluded an agreement to sell its corporate headquarters to an institutional investor for approximately EUR 150 million. The Company entered into a long-term lease agreement with the purchaser and is now a tenant of the building at La Defense. The Company is allowed to sublet certain parts of the premises.
Because SCOR has a continuing involvement in the property, the sale leaseback transaction was not treated as a sale in 2003. No gain has been recognized on the sale in 2003, 2004 or 2005 and the headquarters remain in the Group’s fixed assets. The sales proceeds have been considered as financing proceeds and are included as part of the Group’s debt. Under the financing method, lease payments (EUR 10.3 million per year over 9 years) will be recorded as interest and principal payments and will reduce the debt over the lease. The building will continue to be depreciated. Once the conditions of continuing involvement are lifted, the gain on the sale will be recognized over the remaining lease term.
Note 8. Comprehensive Income
Related tax effects allocated to each component of other comprehensive income (loss) for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year ended December 31, 2003

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	(122)	(5)	(127)
Minimum pension liability adjustment	1	–	1
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	(50)	5	(45)
Equity securities	9	(4)	5
Less: reclassification adjustment for depreciation (appreciation) included in net loss	(63)	22	(41)

Other comprehensive loss	(225)	18	(207)

	Year ended December 31, 2004

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	(123)	22	(101)
Minimum pension liability adjustment	(1)	–	(1)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	16	(2)	14
Equity securities	3	0	3
Less: reclassification adjustment for depreciation (appreciation) included in net loss	(14)	5	(9)

Other comprehensive loss	(119)	25	(94)

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year ended December 31, 2005

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	107	–	107
Minimum pension liability adjustment	(6)	–	(6)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	(34)	12	(22)
Equity securities	48	(25)	23
Less: reclassification adjustment for depreciation (appreciation) included in net income	40	(15)	25

Other comprehensive loss	155	(28)	127

Net of tax balances of each classification within accumulated other comprehensive income (loss) as of December 31, 2003, 2004 and 2005 are as follows:

			Unrealized
			Appreciation
	Foreign	Unrealized	(Depreciation)	Minimum	Accumulated
	Currency	Appreciation	Pertaining to	Pension	Other
	Translation	(Depreciation)	Equity Method	Liability	Comprehensive
	Adjustment	of Investments(1)	Investments	Adjustment	Income (Loss)

	(EUR, in millions)
Year ended December 31, 2003
Balance at beginning of Period	30	124	–	(4)	150
Current-period change	(127)	(81)	–	1	(207)

Balance at end of period	(97)	43	–	(3)	(57)

Year ended December 31, 2004
Current-period change	(101)	8	–	(1)	(94)

Balance at end of period	(198)	51	–	(4)	(151)

Year ended December 31, 2005
Current-period change	107	26	–	(6)	127

Balance at end of period	(91)	77	–	(10)	(24)

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(1)	Includes impact of changes in exchange rates which are not apparent in the information provided in Note 4.
Note 9. Debt
Short-term and long-term debt consists of the following:

	As of December 31,

	2004		2005

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	(EUR, in millions)
Bank, short-term loans, and debt due within one year	244	284	61	61

Total short-term debt	244	284	61	61
Notes payable – fixed rate	34	34	34	34
Convertible subordinated debentures – 4.125%	200	224	200	242
EUR 200 million debentures – 7.75%	199	220	200	200
EUR 50 million perpetual subordinated debt – EURIBOR + 0.75%	50	50	50	50
USD 100 million 30-year subordinated debt – LIBOR + 0.80%	74	74	85	85
EUR 100 million 20-year subordinated debt – EURIBOR + 1.15%	100	100	100	100
Horizon	94	94	83	83
Capital Lease	97	97	93	93
Lease Back SCOR Building – Note 7	147	147	144	144

Total long-term debt	961	1,006	955	997

Total debt	1,239	1,324	1,050	1,092

Debt outstanding was denominated in the following currencies, stated at year-end exchange rates:

	As of December 31,

	2004	2005

	(EUR, in millions)
Euro	1,111	881
U.S. Dollar	129	169

Total debt	1,239	1,050

Debt, presented by interest rate and reflecting any effect of interest rate swap agreements is as follows:

	As of December 31,

	2004	2005

	(EUR, in millions)
Below 4%	227	54
4 to 5.5%	253	217
5.5 to 6.5%(1)	244	237
6.5 to 7.75%	208	208
Variable rates based on LIBOR or Euribor	307	334

Total debt	1,239	1,050

(1)	Including capital lease obligations of EUR 97 million and EUR 93 million in 2004 and 2005, respectively as well as debt relating to the SCOR building of EUR 147 million and EUR 144 million in 2004 and 2005, respectively.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Related interest expense was EUR 48 million, EUR 49 million and EUR 33 million in 2005, 2004, and 2003, respectively.
On March 23, 1999, June 7, 1999 and July 6, 2000, the Company issued subordinated debts programs for EUR 50 million, USD 100 million and EUR 100 million, respectively. All consist of step-up notes under the following conditions:

Principal Amount	Term	Interest Rate		Interest Payment	Redeemable

EUR 50 million	Perpetual	From March, 1999 to March, 2014: EURIBOR for six-month deposits + 0.75%	March 2014 and Thereafter: EURIBOR for six-month deposits + 1.75%	Semi-annual	In whole and not in part, at the option of the Company on or about March 24, 2009, or on any interest payment date falling on or about each fifth anniversary thereafter
USD 100 million	2029	From June, 1999 to June, 2009: LIBOR for three months deposits in USD + 0.80%	From June, 2009 to June, 2029: LIBOR for three months deposits in USD + 1.80%	Quarterly	In whole or in part, at the option of the Company on or about June 25, 2009, or on any interest payment date falling thereafter
EUR 100 million	2020	From July, 2000 to July, 2010: EURIBOR for three months deposits + 1.15%	From July, 2010 to July, 2020: EURIBOR for three months deposits in USD + 2.15%	Quarterly	In whole but not in part, at the option of the Company on or about July 6, 2010, or on any interest payment date falling thereafter
On June 19, 2002, SCOR issued unsubordinated debt for EUR 200 million. The notes are issued under the following conditions:

Principal Amount	Term	Interest Rate	Interest Payment	Redeemable

EUR 200 million	2007	From June, 2002 to June, 2007: Fix Rate 5.25% and complementary 2.5%	Annual	The notes will be redeemed at their principal amount on June 21, 2007
On July 2, 2004 the Company launched a EUR 200 million issue of convertible bonds redeemable in new or existing shares (“OCEANEs”). The OCEANEs bear interest at a rate of 4.125% per annum, payable annually on January 1 of each year, and are redeemable in full at maturity on January 1, 2010 at EUR 2.00 per bond. Early redemption in whole or in part is possible, at the sole option of the Company as follows:

(1)	at any time by means of repurchases on the market or over-the-counter or by public tender offer for all or a portion of the bonds;

(2)	at any time from January 1, 2008 to December 31, 2009, for all bonds outstanding, subject to a minimum notice period of at least 30 calendar days as follows:

•	by redemption at par, plus interest accrued from the last interest payment date preceding the early redemption date until the date set for redemption if the product of (i) the applicable conversion/ exchange ratio and (ii) the average opening price of the Company’s shares on Euronext Paris calculated over a period of 20 consecutive trading days during which the shares are listed on such stock exchange, as selected by the Company from among the 40 consecutive trading days preceding the date of publication of a notice relating to such early redemption, exceeds 130% of the principal amount of the bonds;

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(3)	at any time for all bonds outstanding, if less than 10% of the bonds issued remain outstanding, by redemption at par, plus interest accrued from the last interest payment date preceding the early redemption date until the date set for redemption.
Bondholders may request that each bond be converted into and/or exchanged for one ordinary share of SCOR at any time from July 2, 2004 until the seventh day preceding their normal or early redemption date. The Company may, at its option, deliver new shares and/or existing shares.
Repayments of debt as of December 31, 2005 were scheduled as follows:

Year	Debt	Capital Lease	Total

	(EUR, in millions)
2006	31	5	36
2007	225	5	230
2008	—	5	5
2009	10	5	15
2010	200	6	206
Thereafter	347	67	414

Total debt(1)	813	93	906

(1)	Excluding EUR 144 million related to the sale of the SCOR building.
The Group paid interest of EUR 32 million, EUR 26 million and EUR 25 million in 2005, 2004 and 2003, respectively.
At December 31, 2005, the Group had approximately EUR 99 million available in unused short and long-term credit lines.
Note 10. Income Tax
The provision for income tax is comprised of the following components:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Current tax expense (benefit)
French	2	12	9
Foreign	32	31	27

	34	43	36

Deferred tax expense (benefit)
French	147	(110)	(120)
Foreign	106	(6)	12

	253	(116)	(108)

Total provision for income taxes	287	(73)	(72)

In 2005, EUR 25 million in taxes was paid by the Group.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The deferred tax assets and liabilities on the consolidated balance sheets reflect timing differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,

	2004	2005

	(EUR, in millions)
Deferred tax liability
Deferred policy acquisition costs	139	132
Unrealized appreciation and timing differences on Investments	8	14
Equalization reserves	25	26
Ceding commission acquisition Allstate	17	20
Financial instruments	–	–
Capitalisation reserve	42	44
Other temporary differences	5	5

Total deferred tax liability	236	241

Deferred tax asset
Unrealized depreciation and timing differences of Investments	–	–
Retirement plan	–	–
Loss carryforward	725	730
Loss reserves	50	42
Unearned premium	2	3
Cancellation of internal realized gains on sale of assets	9	10
Realized gain (loss) on real estate	26	26
Other temporary differences	26	56

Total deferred tax asset	838	867
Valuation allowance	(525)	(468)

Net deferred tax asset (liability)	77	158

In the table presented above, deferred tax assets and liabilities are classified by nature, whereas they are presented on the balance sheet by tax-entity (or group).
The Group has total deferred tax assets relating to net capital losses and net operating losses available for carry forward of EUR 730 million as of December 31, 2005 of which EUR 239 million relates to US operations expiring from 2019 to 2025 (and have a full valuation allowance) and EUR 491 million relate to the French operations, of which EUR 333 relate to net operating losses and have no expiration date.
The valuation allowance of EUR 468 million at December 31, 2005 (EUR 525 million in 2004) relates to deferred tax assets of the U.S. and French operations totalling EUR 289 million (EUR 235 million in 2004) and EUR 179 million (EUR 290 million in 2004), respectively. The valuation allowance of EUR 179 million relating to the French operations is comprised of EUR 21 million (EUR 131 million in 2004) and EUR 158 million (same in 2004) for net operating losses and net capital losses, respectively.
In 2005, the Company recorded a EUR 111 (EUR 133 million in 2004) reduction to the valuation allowance on the French net operating losses mainly due to improvements in the profitability in 2005 and actions taken by management to sustain profitability in the future. The French net operating losses have no expiration date. In assessing the realizability of deferred tax assets, including the French net operating losses, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities,

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income including tax planning strategies over the periods during which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005 and 2004.
A reconciliation of income tax expense computed by applying the French income tax rate of 34.43% in 2005, 35.43% in 2004 and 35.43% in 2003 to income (loss) before income taxes, minority interests, income (loss) from investments accounted for by the equity method and cumulative effect of change in accounting principle, is as follows:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Computed tax expense (benefit) at statutory rate	(71)	69	32
Net impact of the valuation allowance on deferred tax assets	353	(118)	(103)
Tax exempt revenues and expenses	(9)	(14)	4
Changes from statutory tax rate	4	(12)	(5)
Capitalization reserve	11	2	0
Others, net	(1)	–	–

Total income tax (benefit) expense	287	(73)	(72)

Note 11. Employee Benefits
Pension plans and other long-term employee benefits
In accordance with the laws and practices of each country in which it operates, the Group participates in employee benefit plans providing retirement pensions.
In the United States, SCOR U.S. sponsors a qualified defined benefit pension plan covering substantially all employees of this company and its subsidiaries. Benefits under this plan are based on an employee’s years of service and compensation. The plan is funded and the company’s funding policy is to contribute annual amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). SCOR U.S. also sponsors a supplemental retirement plan, an unfunded nonqualified plan established in 1989, which covers a select group of management employees. General Security National Insurance Company (GSNIC), a US subsidiary of SCOR, sponsors a qualified defined benefit pension plan. This plan is funded and closed to new entrants. As of December 31, 2004 and December 31, 2005 the plan did not have any active participants.
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

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The Group uses a December 31 measurement date for all of its plans.
The following table sets forth the plan benefit obligation, fair value of plan assets, and funded status for all plans on an aggregate basis at December 31, 2003, 2004 and 2005:

	2003	2004	2005

	(EUR, in millions)
Change in Projected Benefit Obligation
Projected Benefit Obligation at Beginning of Year	60	62	50
Service Cost	4	4	2
Interest Cost	3	3	3
Actuarial (Gain) Loss	3	(10)	11
Benefit Payments	(3)	(2)	(1)
Settlement		(4)	(5)
Currency Changes	(5)	(3)	5

Projected Benefit Obligation at End of Year	62	50	65

Change in Fair Value of Plan Assets
Fair Value of Assets at Beginning of Year	17	20	22

Actual Return on Plan Assets	2	1	1
Benefit Payments	(3)	(2)	(1)
Employer Contributions	6	4	4
Currency Changes	(2)	(1)	3

Fair Value of Plan Assets at End of Year	20	22	29

Projected Benefit Obligation in Excess of Fair Value of Plan Assets	(42)	(28)	(36)
Unrecognized Net Actuarial Loss (Gain)	8	(3)	10

Net Accrued Benefit Cost at End of Year	(34)	(31)	(26)

The projected benefit obligation decreased at December 31, 2004 due to changes in actuarial assumptions on French defined benefit plans. SCOR implemented changes in turnover and rate of compensation increase assumptions in order to reflect experience and strategy adjustments.
Amounts recognized in the consolidated balance sheets consist of:

	2003	2004	2005

Accrued Benefit Liability	(38)	(36)	(36)
Accumulated Other Comprehensive Income (before tax)	4	5	10

Net Amount Recognized	(34)	(31)	(26)

The accumulated benefit obligation for all defined benefit pension plans was EUR 60 million, EUR 45 million, and EUR 52 million at December 31, 2005, 2004, and 2003, respectively.
For all defined benefit pension plans, the accumulated benefit obligation was in excess of plan assets at December 31, 2005, 2004, and 2003.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts recognized in the income statement are as follows:

	2003	2004	2005

	(EUR, in millions)
Service Cost	4	4	2
Interest Cost	3	3	3
Expected Return on Plan Assets	(1)	(1)	(2)
Amortization of unrecognized elements	–	–	(1)
Impact of curtailment/ settlement	–	(4)	(4)

Net periodic benefit cost	6	2	(2)

	2003	2004	2005

Additional information
Increase (decrease) in minimum liability before tax included in other comprehensive income excluding tax	(1)	1	5
Principal actuarial assumptions were as follows:
Weighted-average assumptions used to determine benefit obligations at December 31

	2003	2004	2005

Discount rate	5.4%	5.2%	4.8%
	Graded	Graded	Graded
Rate of compensation increase	from 7.5%	from 7.5%	from 7.5%
	to 3.5%	to 2.0%	to 2.0%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31

	2003	2004	2005

Discount rate	5.8%	5.4%	5.2%
Expected long-term return on plan assets	8.0%	7.6%	7.1%
	Graded	Graded	Graded
Rate of compensation increase	from 7.5%	from 7.5%	from 7.5%
	to 3.5%	to 3.5%	to 2.0%
The expected rate of return for the pension and post-retirement plans represents the average rate of return expected to be earned on plan assets over the period the benefits included in the benefit obligation are paid. In developing the expected rate of return, the Group considers long-term compound annualized returns of historical market data for each asset category as well as historical actual returns on the Group’s plan assets. Using this reference information, the Group develops forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for the plan based on the target asset allocation contained in the plan’s Investment Policy Statement. The Group has developed guidelines for asset allocations in its pension and postretirement plans, as follows:

		OTHER
	SCOR U.S.	COUNTRIES

Asset Category
Equity securities	60%	–
Debt securities	40%	100%

Total	100%	100%

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
The Group’s pension plan weighted-average asset allocation at December 31, 2004, and 2005, by asset category was as follows:

	Plan Assets at
	December 31

	2004	2005

Asset Category
Equity securities	38%	46%
Debt securities	52%	53%
Other	10%	1%
Total	100%	100%
SCOR expects to contribute EUR 5 million to its pension plans in 2006.
Benefit payments, which reflect expected future service, are expected to be paid as follows during the next fiscal years:

2005

(EUR, in millions)
2006	5
2007	2
2008	2
2009	2
2010	2
Years 2011-2015	14
Other long-term employee benefits
In France, the Group pays gratifications to employees at anniversaries of employment including service rendered by the employee to prior employers in the same industry. The liability recognized in the balance sheet in respect of long service awards is the present value of the projected benefit obligation at the balance sheet date. The liability was EUR 4 million at December 31, 2005, and EUR 5 million at December 31, 2004.
Savings plans
Substantially all employees of the French companies of the Group are eligible to participate in the corporate and statutory profit-sharing plans. Under these plans, amounts paid to employees based on the Group’s net profit may be contributed to the Company’s savings plan by the employees. The Company partially matches the contributions to the savings plan, for a total of EUR 0.8 million in 2005, EUR 0.4 million in 2004 and EUR 0.2 million in 2003.
Funds placed in the Company’s savings plan are invested in highly liquid short-term investments, debt or equity securities or in shares of SCOR, at the option of the employee. The Company’s savings plan is managed by a financial institution.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Assets held by the company savings plan were as follows:

	As of December 31

	2003	2004	2005

	(EUR, in millions)
Assets held in short-term investments and fixed maturities	9	8	8
Assets held in French stocks	3	2	3
Assets held in Ordinary Shares of SCOR	1	2	3

Total	13	12	14

Substantially all employees of the U.S. subsidiaries of the Group may participate in a defined contribution plan commonly named “401(k)” in the United States. Under this plan, the employer matches dollar for dollar the contribution of the employee up to a certain percentage of eligible compensation. Employer contributions under the plan were EUR 0.4 million in 2005, and 2004 and EUR 0.5 million in 2003.
Note 12. Share Capital and Earnings per Share
SCOR launched a capital increase on December 9, 2003 for an amount of EUR 751 million, corresponding to the issuance of 683 million of new shares. This operation, which was successful, was finalized on January 7, 2004 and was recorded in the 2004 accounts. The proceeds of this offering, net of charges, amounted to EUR 708 million.
On June 30, 2005, SCOR issued 149,500,000 shares for an amount of EUR 233 million. This share capital increase enabled the Group to refinance the acquisition of the minority interests of IRP Holdings Limited. The proceeds, net of charges, amounted to EUR 224 million.
At December 31, 2005, the number of outstanding shares equaled 968,769,070 of which 9,110,915 was held by SCOR as treasury stock.
At December 31, 2004, the number of outstanding shares equaled 819,269,070 of which 9,298,085 were held by SCOR as treasury stock.
At December 31, 2003, the number of outstanding shares equaled 136,544,845 of which 489,500 were held by SCOR as treasury stock.
In accordance with French laws, dividends must be declared in euro and may only be declared on the parent company’s net income for the year and on the parent company’s retained earnings available for distribution calculated in accordance with French accounting principles. As of December 31, 2005, approximately EUR 165 million is available for distribution.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The following is the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation for the years ended December 31, 2003, 2004 and 2005, respectively:

	Year ended December 31, 2003

	Income	Shares(1)	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Loss	(512)

Basic Earnings Per Share
Loss available to Ordinary Shareholders	(512)	136,300	(3.76)
Effect of dilutive securities
Stock options	–	–
Convertible bonds	–	–

Diluted Earnings Per Share
Loss available to Ordinary Shareholders + assumed conversions	(512)	136,300	(3.76)

(1)	Weighted average number of shares outstanding excluding treasury stock.

	Year ended December 31, 2004

	Income	Shares(1)	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	247

Basic Earnings Per Share
Income available to Ordinary Shareholders	247	803,152	0.31
Effect of dilutive securities
Stock options	–	300	–
Convertible bonds	6	53,737	0.01

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	253	857,189	0.30

(1)	Weighted average number of shares outstanding excluding treasury stock.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year ended December 31, 2005

	Income	Shares(1)	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	165

Basic Earnings Per Share
Income available to Ordinary Shareholders	165	887,626	0.18
Effect of dilutive securities
Stock options	–	1,699
Convertible bonds	5	100,000	(0.01)

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	170	989,325	0.17

(1)	Weighted average number of shares outstanding excluding treasury stock.
Note 13. Stock Option and Stock Award Plans
SCOR issues to its employees options to purchase Ordinary Shares of the Company under a number of plans. Generally, the exercise price of options granted reflects the market value of SCOR’s share at the grant date, resulting in no material compensation expense being recorded in years ended December 31, 2003, 2004 or 2005.
Under the terms of the plans adopted until 1996, options vest at the rate of 30% at the end of each of the first and the second year and 40% at the end of the third year of continued employment. Effective 1997, plans provide for cliff vesting on the fifth or the fourth anniversary of the grant date. At December 31, 2005, 8,167,100 options were exercisable.
The following table summarizes the changes in options on Ordinary Shares:

	2003	2004	2005

Outstanding at beginning of year	4,915,746	12,342,962 (1)	17,055,698
Options granted	4,099,754	5,990,000	7,260,000
Options exercised	–	–	–
Options expired	–	(113,809)	(192,782)

Options forfeited	(539,588)	(1,163,455)	(3,410,816)

Outstanding at end of year	8,475,912	17,055,698	20,712,100

(1)	Following the capital increase on January 7, 2004, the Company adjusted the number of shares eligible to subscription to 12,342,962.
Following the capital increase on January 7, 2004, the Company has adjusted the price of the shares covered by options granted and the number of shares under option, pursuant to Section L208-5 of the French July 24, 1966 Act and Article D174-8 of the March 23, 1967 Decree.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

Initial number of options × previous offer price

New offer price as defined below
These calculations have been performed individually and by plan, and rounded up to the nearest unit.
The table below summarizes the status of option plans before and after the 2004 capital increase.
There are no stock option plans providing for the purchase of or subscription to shares in Group subsidiaries.

	Before issuance of ordinary shares –		After issuance of ordinary shares –
	public issue		public issue

		Options		Options
		outstanding at		outstanding at
PLAN	Exercise price	the end of 2004	Exercise price	the end of 2004

	(in EUR)		(in EUR)
1995	9.59	152,795	6.59	222,498
1996	17.04	510,525	11.70	743,406
1997	21.88	619,847	15.03	902,587
1998	33.08	672,567	22.72	979,358
1999	27.05	653,015	18.58	950,886
2000	28.23	142,956	19.39	208,164
2000	26.46	568,845	18.17	828,330
2001	28.23	845,181	19.39	1,230,713
2001	19.99	347,138	13.73	505,946
2003	4.16	956,000	2.86	1,392,042
2003	5.74	2,928,887	3.94	4,265,223

		8,475,912		12,342,962

SCOR’s Board of Directors approved on August 25, 2004, a new subscription plan for certain senior and middle managers, proposing a total of 5,990,000 options. The stock subscription price amounts to EUR 1.14 per share.
SCOR’s Board of Directors approved on September 16, 2005, a new subscription plan for certain senior and middle managers, proposing a total of 7,260,000 options. The stock subscription price amounts to EUR 1.66 per share.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Stocks options issued to employees under the various stock option plans and still outstanding at December 31, 2005 are as follows:

	Options outstanding			Options exercisable

		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
Range of Exercise Prices	Outstanding	contractual life	exercise price	exercisable	exercise price

(EUR)			(EUR)		(EUR)
1.14-3.94	15,344,490	8.91 years	1.81	2,799,490	3.49
11.70-15.03	1,852,878	2.17 years	13.57	1,852,878	13.57
18.17-22.72	3,514,732	4.72 years	19.78	3,514,732	19,78

1.14-22.72	20,712,100	7.51 years	5.91	8,167,100	12.79
As of December 31, 2005, unexercised share subscription options, if exercised, would lead to the creation of 16,812,193 shares, representing approximately 2.20% of the capital. The maximum term of options granted during 2005 was 10 years.
STOCK AWARD PLANS
The Group granted shares at no cost to their employees during the years 2005 and 2004 (the plan did not exist in 2003, so no comparative information is available). The only requirement to receive shares is for the employee to remain on the Company payroll when the awards become vested.
The following table sets forth information relating to the stock award plans:

		Number of shares	Fair value of shares
Grant date	Vesting date	initially granted	at the grant date

September 22, 2004	January 10, 2005	1,962,555	EUR 1.2
December 7, 2004	January 10, 2005	2,434,453	EUR 1.41
December 7, 2004	November 10, 2005	2,418,404	EUR 1.41
November 7, 2005	August 15, 2007	8,471,998	EUR 1.58
The 2005 French finance law instituted an new incentive tax and social regime for bonus share allotments, the purpose of which is to encourage employee savings. As such, French beneficiaries had the possibility of waiving the transfer of November 10, 2005 in consideration for a 2005 reallotment plan approved by the Board of Directors on August 31, 2005 for this purpose. As a result, 33 beneficiaries waived the transfer of their shares in November 2005, representing 833,570 shares. In consideration, they benefited from a reallotment, increased by 40%, representing a total of 1,166,998 shares. In addition, a new stock bonus allotment plan intended for corporate officers and certain executives of Group companies was approved for 7,305,000 shares.
Under the intrinsic value method, compensation cost is measured as the difference between the fair market value of the shares over the price, if any, at grant date. As the shares are granted to employees at no charge, the compensation cost is based on the total shares granted, multiplied by the fair market value of the shares at grant date. The forfeitures are not taken into account but are adjusted for the period of vesting. The compensation expense is charged over the period the employees are required to work to qualify for the award. The 2005 and 2004 compensation expense amounted to EUR 4 million and EUR 5 million, respectively, before tax. The same compensation cost would have been recognized if the Group had adopted the fair value approach of FAS 123.
Note 14.  Financial Instruments
The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. These determinations were based on available market information and appropriate

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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
14.6. Financial Instruments
The fair value of interest rate swaps is based on the discounted amount of future cash flows using the appropriate market rate. The fair value of forward rate agreements is based on the difference between the exchange rate of the forward contract and the spot rate for a similar contract on the market.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The carrying value and estimated fair value of financial instruments are presented below (EUR in millions):

	As of		As of
	December 31, 2004		December 31, 2005

	Carrying		Carrying
	amount	Fair value	amount	Fair value

	(EUR, in millions)
Assets
Fixed maturities at fair value	5,272	5,272	5,237	5,237
Equity securities, available for sale	265	265	769	769
Trading investments	778	778	335	335
Cash and cash equivalents	1,798	1,798	1,666	1,666
Derivative instruments	29	29	33	33
Liabilities
Convertible subordinated debentures	200	244	200	242
Other long term debt including obligations under capital leases	761	782	755	755
Notes payable	34	34	34	34
Derivative instruments	6	6	–	–
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
Fair value hedges:
The Group did not designate any fair value hedges during 2005 or 2004. However, in 2003, the Group actively drew on its fixed rates available lines of commercial paper and medium-term negotiable notes in order to maintain the adequate level of cash needed in its regular reinsurance and investing transactions. Most of the time amounts drawn significantly exceed those requirements and the bulk of available funds was then invested in short-term investments. The Group’s fixed-rate notes payable are generally swapped to floating rates under terms that match those of the debt instruments.
Several pay variable – receive fixed interest rate swaps were designated as fair value hedges of interest rate risk of fixed-rate notes payable. Conditions that allowed these designations are met therefore those hedged items are accounted for at fair value. The change in fair value of those derivatives together with the change in fair value of the hedged items are reported in the statement of operations.
A loss from the hedges’ ineffectiveness of EUR 0.5 million was recognized in net investment income in 2003 and EUR 0 in 2004 and 2005.

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
The Group has also designated a non-derivative instrument as hedging the foreign currency exchange risk of certain of its subsidiaries. The net gain included in the cumulative translation adjustment in equity was EUR 15 million and EUR 25 million in 2005 and 2004, respectively.
Non-hedge instruments:
Derivatives used in conjunction with the Group’s investment strategy: To a lesser extent, the Group uses indexed options as well as pay variable – receive variable (structured on different maturities and/or interest rates) swaps to manage volatility on the bond portfolio. The Group also uses a limited volume of warrants, equity options, equity index instruments in accordance with its selective equity investment policy to provide higher returns on selected equity lines. Sales of call options are used by the Group to mitigate the effect of a possible decline in value of identified equities. Those derivatives are carried at fair value with change in fair value reported in income and are classified as investments or derivatives on the balance sheets.
Other derivatives used by the Group:
The Group entered into specific interest rate floor agreements in conjunction with Property-Casualty or Life reinsurance transactions, in order to mitigate the effect of change in interest rates on the return of specific contracts. Those derivatives are carried at fair value with change in fair value reported in income and are classified as derivatives on the balance sheets. Some reinsurance transactions were also based on indexed options. Certain Life reinsurance annuity-based contracts underwritten by SCOR Life Re include specified market index return (EUR 33 million fair value as of December 31, 2005). Matching investments are structured on similar index put and call options that replicate the fluctuation of those indexes. Other interest rate swaps used by the Group are carried at fair value with change in fair value reported in income and are classified as derivatives on the balance sheets for EUR (5.3) million in liabilities and EUR 1 million in assets at December 31, 2005 and 2004, respectively.
Note 16. Commitments and Guarantees
The Group enters into off-balance-sheet arrangements in the ordinary course of business.
Off-balance-sheet arrangements entered into on behalf of clients include letter of credit (LOC) transactions where the Company or its subsidiaries provide LOC coverage for all or part of reinsurance obligations to ceding companies, or where similar coverage is provided to the Company or its subsidiaries by retrocessionaires. These transactions are entered into in the ordinary course of business to comply with ceding companies’ credit or

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
regulatory requirements. The Company and its subsidiaries also pledge securities as collateral in order to guarantee the payment of cedents’ reserves. The following table sets forth the off-balance-sheet commitments at December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Commitments received
Unused credit lines	50	44	99
Endorsements and sureties	68	47	12
Letters of Credit	1,285	867	1,090
Other commitments	–	13	–

Total	1,403	971	1,201

Commitments given
Endorsements and sureties	90	47	25
Leases	17	10	20
Letters of Credit	594	656	645
Pledged securities	3,226	1,885	2,080
Other commitments	139	99	162

Total	4,066	2,697	2,932

Additionally, the Group had received EUR 27 million and EUR 29 million in security pledges from reinsurers and retrocessionaires at December 31, 2005 and 2004, respectively.
We are not aware of factors relating to the foregoing off-balance-sheet arrangements that are reasonably likely to adversely affect liquidity trends or the availability of or requirements for capital resources. As of December 31, 2005, there were no material additional financial commitments required from Group companies in respect of such arrangements.
EUR 75 million renewable credit
In 2005, the Company entered into a renewable credit facility agreement the purpose of which is to provide the Company with short-term cash facilities to finance its general cash needs. The facility agreement is for a term of twelve months beginning May 2005. The credit may be used in the form of revolving drawdowns up to a maximum of EUR 75 million over a period ending one month before the final expiration of the credit facility.
To guarantee its obligations under the facility agreement, the Company is required to pledge, as a condition precedent for each draw, certain financial instruments in an amount equal to a specified percentage of the draw amount, depending on the type of financial instrument pledged.
The interest period is set at SCOR’s discretion for each draw at 1, 2, 3 or 6 months. The interest rate applicable to the amount drawn is equal to EURIBOR plus a margin of 0.15% to 0.45% depending on the financial instruments pledged.
EUR 25 million renewable credit
In May 2005, the Company entered into a renewable credit facility agreement the purpose of which is to provide the Company with short-term cash facilities to finance its general cash needs. The facility agreement is for a term of twelve months from the date of signature. The credit may be used in the form of revolving drawdowns up to a maximum of EUR 25 million.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
To guarantee its obligations under the facility agreement, the Company is required to pledge as a condition precedent for each draw, certain financial instruments in an amount equal to a specified percentage of the draw amount.
The interest period is set at SCOR’s discretion for each draw at 1, 2, 3 or 6 months. The interest rate applicable to the amount drawn is equal to EURIBOR plus a margin of 0.15% to 0.45% depending on the financial instruments pledged.
SCOR and SCOR VIE stand-by letters of credit facility
All stand-by letter of credit facilities for SCOR and SCOR VIE expired or were renewed in December 2005, effective January 2006.
Four new stand-by letter of credit facilities were signed in December 2005, the purpose of which is to secure SCOR Vie’s and SCOR’s obligations with respect to ceding companies. The total amount available under these new agreements is USD 500 million. These agreements are available USD 15 million to SCOR VIE, USD 85 million to SCOR and the remaining USD 400 million available indifferently to SCOR and SCOR VIE. To guarantee its obligations under the facility agreement, the Company is required to pledge as a condition precedent for each draw, certain financial instruments in an amount equal to a specified percentage of the draw amount.
Project Triple X
In November 2005, the Board of Directors authorized the issue of a parent company letter of guarantee intended to cover the financial obligations of SCOR VIE under the terms of an agreement to issue letters of credit that would be signed by SCOR VIE, SCOR Financial Services Limited (SFS) and CALYON. These proposed agreements to issue letters of credit and a parent company guarantee are part of an operation intended to provide SCOR Life U.S. Reinsurance Company (SLR) additional financial resources so that it can satisfy the financial coverage requirements stipulated by the American prudential regulations known as Triple X.
Under the terms of the contract described above, CALYON has committed itself to issuing or causing to issue to Scor Life Reinsurance (SLR) one or more letters of credit for a period of five years for a total commitment equal to the smaller of the following two amounts: (a) USD 250 million or (b) the sum equal to the difference between the (i) so-called Triple X reserves and (ii) 150% of the amount of the reserves required in the accounting plan (net of deferred acquisition costs). The transaction was finalized at the end of December 2005.
Guarantees
In connection with a leasing arrangement accounted for as a capital lease by the Company related to a building, the Company guaranteed the lessor against realized losses that may be incurred on the ultimate sale of the building. Under the terms of the lease, if the Group (as lessee) does not elect to exercise the bargain purchase option contained within the lease agreement, and the building is sold at a realized loss, the Group is obligated to fund this guarantee. In doing so, the Group would be required to pay the lessor to the extent that the residual value exceeds the sale price of the building. The maximum potential amount of future payments the Group could be required to fund under the guarantee is contractually limited to EUR 18 million. The guarantee expires in 2012. As of December 31, 2005, the Group has not been required to make any payments under this guarantee.
In connection with the sale of the Group’s interest in an insurance entity, the Group guaranteed the purchasers against adverse developments related to insurance and reinsurance contracts written by the entity. There is no expiration date for this guarantee. The Group believes that there is no maximum potential loss from this guarantee. As of December 31, 2005, there has been no material adverse development in the reserves concerned. Accordingly, Group has not been required to make any payments under this guarantee as of December 31, 2005.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Note 17. Lines of Business and Geographic Information
SCOR Group acting through the Company’s Property-Casualty (which includes Treaty Property-Casualty and Large Corporate Accounts); Life/ Accident & Health; Credit, Surety and Political Risks; and Alternative risks operating divisions, its ten subsidiary companies and their twenty-two branches and representative offices, provides treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers.
SCOR’s operations are organized into the following two business segments: Property-Casualty and Life/ Accident & Health. The Property-Casualty segment is further organized into four sub-segments: Property-Casualty Treaty; Facultatives and Large Corporate Accounts written on a facultative basis by SCOR Business Solutions, or SBS; Credit, Surety & Political Risks; and Alternative Reinsurance. Within each segment, SCOR writes various classes of business, as indicated below. Responsibilities and reporting within the Group are established based on this structure, and our reported financial segments reflect the activities of each segment.
The Group has two reportable segments; Property-Casualty and Life/ Accident & Health.. In addition to the two reportable segments, the Group includes under “Others” investment revenue allocated to shareholders’ equity, and investments accounted for by the equity method.
The two reportable segments are comprised of the following:
Property-Casualty:

–	Property-Casualty treaty: The Property-Casualty treaty sub-segment includes the proportional (pro rata) and non- proportional (excess of loss and stop loss) treaty classes of property, casualty, marine, space and transportation, and construction. Property-Casualty also includes direct or allocated operating expenses and net income from Property-Casualty-related investing activities.

–	Large corporate accounts: Large corporate accounts reinsurance includes large facultative business for large, complex industrial or technical risks, such as automotive assembly lines, semiconductor manufacturing plants, oil and gas or chemical facilities, oil and gas exploration and production sites, energy facilities, or boiler and machinery installations. Large corporate accounts reinsurance also includes direct or allocated operating expenses and net income from Large corporate accounts reinsurance-related investing activities.
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
Credit, Surety and Political Risks relates to reinsurance treaties, either proportional or non-proportional, with companies specialized in credit insurance, such as COFACE, Euler-Hermes and NCM. In 2004, SCOR merged its Credit, Surety and Political Risks business into a sub segment of its Non Life segment in its financial statements since it was a relatively small treaty business and, accordingly, its Credit, Surety and Political Risks business is no longer treated as a separate business segment in its financial segments. The presentation and discussion contained herein have been revised to reflect such reclassification for prior years.
– Alternative risks (Commercial Risk Partners)
Alternative risks reinsurance concerns all sectors of alternative risk transfer and mainly loss frequency driven by workers’ compensation, motor insurance and general liability in the US market, weather variations covers, primarily temperature-based derivatives and protection against combinations of fortuitous uncertainties with

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
financial exposures. Alternative risks also includes direct or allocated operating expenses and net income from Alternative risks-related investing activities.
SCOR’s Alternative Reinsurance Treaty business, or ART, has been limited to underwriting within its Bermudan subsidiary, Commercial Risk Partners, which has been in run-off since January 2003. Therefore, in 2004, SCOR merged its ART business into a sub segment of its Property-Casualty business segment in its financial statements since SCOR is no longer active in this business. The presentation and discussion contained herein have been revised to reflect such reclassification for prior years.
Life/Accident & Health:
Life/Accident & Health reinsurance includes Life reinsurance products as well as the personal segments of casualty reinsurance that are accident, disability, health, unemployment and long-term care. Life /Accident & Health reinsurance is conducted mainly through SCOR VIE, which also provides support in this segment of reinsurance to Group subsidiaries, SCOR Life U.S. Re, SCOR Deutschland and SCOR Italy. Life/ Accident & Health also includes direct or allocated operating expenses and net income from Life /Accident & Health-related investing activities.
The Property-Casualty and Life/Accident & Health segments differ from the Non Life and Life segment shown on the balance sheet because on a statutory basis, the Accident and Health reinsurance business is classified in Property-Casualty category.
The following is a summary of the two reportable segments:

	Year ended December 31, 2003

		Life/
	Property-Casualty	Accident & Health	Others	Consolidated

	(EUR, in millions)
Net premiums written	2,103	885	–	2,988

Net premiums earned	2,455	869	–	3,324
Net investment income	279	54	(7)	326
Net realized gains on investments	101	20	(4)	117

Total revenues	2,835	943	(11)	3,767

Claim and claim expenses	2,507	653	–	3,160
Acquisition costs	490	252	–	742
Underwriting and administration expenses	123	67	(30)	160
Interest expense	33	–	–	33
Other income and expenses	–	–	(128)	(128)

Total expenses	3,153	972	(158)	3,967

Income accounted for by the equity method	–	–	1	1

Income before taxes and minority interests	(318)	(29)	148	(199)

Total assets as of December 31	10,443	3,162	–	13,605

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year ended December 31, 2004

		Life/
	Property-Casualty	Accident & Health	Others	Consolidated

	(EUR, in millions)
Net premiums written	1,282	844	–	2,126

Net premiums earned	1,427	800	–	2,227
Net investment income	141	102	39	282
Net realized gains on investments	13	22	7	42

Total revenues	1,581	924	46	2,551

Claim and claim expenses	999	628	–	1,627
Acquisition costs	349	219	–	568
Underwriting and administration expenses	112	47	(24)	135
Interest expense	49	–	–	49
Other income and expenses	0	0	(23)	(23)

Total expenses	1,509	894	(47)	2,356

Income accounted for by the equity method	–	–	(1)	(1)
Income before taxes, minority interests and cumulative effect of change in accounting principle	72	30	92	194

Total assets as of December 31	9,927	3,473	–	13,400

	Year ended December 31, 2005

	Property-	Life/
	Casualty	Accident & Health	Others	Consolidated

	(EUR, in millions)
Net premiums written	1,280	841	–	2,121

Net premiums earned	1,227	859	–	2,086
Net investment income	154	141	6	301
Net realized gains on investments	72	27		99

Total revenues	1,453	1,027	6	2,486

Claim and claim expenses	916	666	–	1,582
Acquisition costs	289	232	–	521
Underwriting and administration expenses	104	37	–	141
Interest expense	48	–	–	48
Other income and expenses	74	27	–	101

Total expenses	1,431	962	–	2,393

Income accounted for by the equity method		–	–	–
Income before taxes, minority interests and cumulative effect of change in accounting principle	22	65	6	93

Total assets as of December 31	9,336	4,433	60	13,829

The following is a summary of the Group’s business by geographic area. Allocations by geographic area have been made based on the location of the related subsidiary.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

			North
	France	Europe	America	Asia	Consolidated

	(EUR, in millions)
Year ended December 31, 2003
Revenues	1,615	713	1,217	222	3,767
Income before taxes and minority interests	(120)	112	(249)	58	(199)
Identifiable assets as of December 31	6,975	1,742	4,519	369	13,605
Year ended December 31, 2004
Revenues	1,386	417	582	166	2,551
Income before taxes, minority interests and cumulative effect of change in accounting principle	115	108	(42)	13	194
Identifiable assets as of December 31	8,474	1,254	3,379	332	13,439
Year ended December 31, 2005
Revenues	1,492	338	513	143	2,486
Income before taxes	79	78	(77)	13	93
Identifiable assets as of December 31	9,055	1,037	3,384	353	13,829
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

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
The following provides the reconciliation of beginning and ending reserve balances for unpaid Non Life losses and loss adjustment expenses (“LAE”) on a net of reinsurance basis to the amounts recorded in the balance sheet:
Reconciliation of Reserves for Losses and LAE

	Year ended December 31,

	2003	2004	2005

	(EUR, in millions)
Reserves for losses and LAE at beginning of year, net	6,933	6,633	5,934
Effect of changes in foreign currency exchange rates	(656)	(203)	359
Effect of claims portfolio transfer and other reclassifications	333	58	3

Incurred related to:
Current year	1,661	1,002	1,134
Prior years	1,078	174	34

Total incurred losses and LAE(1)	2,739	1,176	1,168

Paid related to:
Current year	316	116	695
Prior years	2,400	1,614	896

Total paid losses and LAE(1)	2,716	1,730	1,591

Reserves for losses and loss expenses at end of year – net	6,633	5,934	5,873
Reinsurance recoverable on unpaid losses	673	536	566

Reserves for losses and loss expenses at end of year – gross	7,306	6,470	6,439

(1)	Initial gross, initial retroceded and initial net reserves are shown on a U.S. GAAP basis. Paid (cumulative) amounts and reserve re- estimated amounts are shown on a calendar year basis.
The primary reasons for changes in the prior year reserve amounts for each respective year are as follows:
For 2002 and prior reserves in 2003:

•	Additional reserve of EUR 227 million applied to all the underwriting years, in particular 1998-2001, and to Program Business activities (in which underwriting was ceased at end-2001).

•	Additional reserve of EUR 45 million on Commercial Risk Partners relating mainly to prospective finite risk contracts for Workers’ Compensation in 1999 and 2000.
For 2003 and prior reserves in 2004:

•	The additional reserves relate mainly to SCOR US, CRP, and also EUR 20 million for the World Trade Center tragedy of 9/11
For 2004 and prior reserves in 2005:

•	The additional reserves relate mainly to SCOR US and CRP.
The Group’s reserves for losses and LAE include an estimate of its ultimate liability for asbestos and environmental claims for which an ultimate value cannot be estimated using traditional reserving techniques and for which there are significant uncertainties in estimating the amount of the Group’s potential losses. The Group, and in particular SCOR Paris and SCOR U.S., have received and continue to receive notices of potential reinsurance claims from ceding insurance companies which have in turn received claims asserting environmental

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
and asbestos losses under primary insurance policies, in part reinsured by Group companies. Such claims notices are frequently merely precautionary in nature and generally are unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in these notices, SCOR cannot quantify its potential exposure regarding the claims reported. In addition, due to the changing legal and regulatory environment and changes in tort law, in the Group’s evaluation, the final cost of our exposure to asbestos related and environmental claims appears to be increasing, but the Group is unable to determine to what degree. Diverse factors could increase our exposure to the consequences of asbestos related risks, such as an increase in the number of claims filed or in the number of persons likely to be covered by these claims. These uncertainties inherent to environmental and asbestos claims are unlikely to be resolved in the near future. Evaluation of these risks is all the more difficult given that claims related to asbestos and environmental pollution are often subject to payments over long periods of time. In these circumstances, it is difficult for us to estimate the reserves that should be recorded for these risks and to guarantee that the amount reserved will be sufficient.
As a result of these imprecision and uncertainties, the Group cannot exclude the possibility that it could be required to pay significant claims in these areas and these payments would have a material effect on its results and financial conditions. Case reserves have been established when sufficient information has been developed to indicate the involvement of a specific reinsurance contract. In addition, incurred but not reported reserves have been established to provide for additional exposure on both known and unasserted claims. These reserves are reviewed and updated continually. In establishing liabilities for asbestos and environmental claims, management considers facts currently known and the current legal and tort environment.

	Year ended December 31,

	Asbestos(1)			Environmental(1)

	2003	2004	2005	2003	2004	2005

	(EUR, in millions)
Gross Non Life claims reserves, including IBNR reserves	109	98	111	59	54	39
% of total loss and LAE reserves	1.5%	1.6%	1.7%	0.8%	0.9%	0.6%
Non Life claims and LAE paid	15	15	12	13	5	7
% of the Group’s total net property-casualty claims and LAE paid	0.6%	0.9%	0.7%	0.5%	0.3%	0.4%

(1)	Asbestos and environmental (A&E) reserve data includes SCOR’s estimated A&E exposures in respect of its participation in the Anglo French Reinsurance Pool, for which A&E exposures for the years shown were as follows:

•	The 2003 reserves are respectively EUR 19 million and EUR 18 million for asbestos and environmental. The 2003 paid claims and LAE are respectively EUR 0.6 million and EUR 0.9 million for asbestos and environmental, respectively.

•	The 2004 reserves are respectively EUR 18 million and EUR 16 million for asbestos and environmental. The 2004 paid claims and LAE are respectively EUR 0.3 million and EUR 0.3 million for asbestos and environmental, respectively.

•	The 2005 reserves are respectively EUR 15 million and EUR 8 million for asbestos and environmental. The 2005 paid claims and LAE are respectively EUR 1.7 million and EUR 1.0 million for asbestos and environmental, respectively.
Note 19. Related Party Transactions
Several directors of the Company are also officers or directors of companies with whom SCOR has arm’s length transactions in the regular course of business.
The following material transactions have been executed with related parties since January 1, 2005 or were still applicable in 2005:

•	As part of the transaction for the acquisition of Sorema S.A. and Sorema N.A. in May 2001, Groupama, a significant shareholder of SCOR, as the seller of both companies provided two guarantees for a period of six years, pursuant to which it may be required to indemnify SCOR for negative developments concerning material social and tax liabilities and liabilities in respect of technical reserves for the 2000 and previous underwriting years as assessed at June 30, 2007. As of December 31, 2005 and 2004, the

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

consolidated balance sheets included EUR 250 million and EUR 234 million, respectively, related to the guaranty provided.

•	In June 2004, SCOR entered into an agreement with several banks in connection with the placement of subscriptions for the OCEANE bonds. The agreement provided for a placement fee, a success fee and guaranty fee aggregating EUR 4,175,000. Two directors of the Company are affiliated with two of the banks.

•	On May 18, 2005 SCOR entered into a Credit Facility Agreement for a term of twelve months from the date of signature with a banking syndicate represented by BNP Paribas as Agent and Lead Manager, the purpose of which is to provide the Company with short-term cash facilities to finance its general cash needs for a maximum of EUR 75 million. The agreement provides for non-use commissions, participation commission, agent commission and a lead manager commission. The Chairman and Chief Executive Officer of SCOR is a director of BNP Paribas.

•	On May 31, 2005 authorized the signature by SCOR and BNP Paribas of an agency letter and underwriting agreement for the offering and placement of the shares issued in June 30, 2005. The Chairman and Chief Executive Officer of SCOR is a director the BNP Paribas.

•	On December 31, 2005 the Company terminated the credit facility agreement as amended that was signed on December 26, 2002 with a banking syndicate represented by BNP Paribas.

•	On November 2, 2005 meeting the Board of Directors authorized the signature of a new credit facility for stand-by letters of credit with BNP Paribas up to a maximum of USD 85 million over a utilization period from January 4, 2006 to December 31, 2008. The agreement requires securities to be pledged at 105% of amounts used as well as for the payment of non-use and utilization commissions and other bank fees. The Chairman and Chief Executive Officer of SCOR is a director the BNP Paribas.
Note 20. Contingencies
The Group is a party to one lawsuit concerning old claims related to the environment. However, the Group believes it is sufficiently funded on the basis of the information it has on this date.
In addition, the Group is involved in the following litigation:
In the United States:

•	In December 2002, a petition was filed by Dock Resins Corporation and Landec Corporation before a U.S. Federal District Court in New Jersey against SCOR’s subsidiary, Sorema North America Reinsurance Company, now known as GSNIC, for an alleged bad faith denial of coverage by GSNIC concerning business interruption suffered by the plaintiffs. GSNIC filed a cross claim for fraud and misrepresentation seeking to void the policy and preserve GSNIC’s right to recover the costs incurred in litigating the case. The plaintiffs claim an unspecified amount of damages in excess of policy limits for the contents and business interruption coverage, which are capped under the insurance policy at an aggregate total of USD 15 million. The policy has been retroceded at 80% outside of the SCOR Group. GSNIC has paid the undisputed portions of the claim. On January 27, 2006, motions for partial summary judgment and cross-motions filed by the various parties were argued, with the decisions being very favorable for the defendants. The Court granted GSNIC’s Motion for partial summary judgment dismissing all claims against it for alleged bad-faith denial as well as dismissing the claim that GSNIC conspired with its consultants to wrongfully deny the insurance claim. Additionally, claims for other punitive or extra-contractual damages as well as counsel fees were also dismissed. Plaintiff’s cross-motion for partial summary judgment on GSNIC’s affirmative defense of insurance fraud was denied. As a result of these rulings, plaintiff is left with a contract cause of action against GSNIC on the insurance

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

policy. Discovery is likely to be completed in the spring of 2006. A date for trial is tentatively listed for June 2006.

•	In March 2004, certain funds of Highfields Capital (Highfields Capital LTD, Highfields Capital I LP and Highfields Capital II LP, together referred to as the “Highfields Funds”), as minority shareholders of IRP Holdings Limited, filed a complaint against SCOR in the US District Court of Massachusetts. The complaint alleges fraud and violations of Massachusetts law with regard to the acquisition by the Highfields Funds of a stake in IRP Holdings Limited in December 2001. On April 19, 2006, after a question arose regarding the U.S. District Court’s jurisdiction over the case, Highfields filed a Motion to Affirm Subject Matter Jurisdiction or, in the Alternative, to Refer Case to State Court, which asks the federal court to clarify jurisdictional questions. The parties have filed briefs on that motion but, as of June 22, 2006, the court has neither heard oral argument nor issued a ruling on Highfields’ motion. If the U.S. District Court determines it has the proper jurisdiction over the case, damages (including punitive damages) owed, if any, would only be determined by the court at the end of the trial which is scheduled to begin in May 2007. If the U.S. District Court determines it lacks jurisdiction over the law suit, Highfields may be permitted to file a similar complaint in Massachusetts state court.

•	Beginning in October 2001, various lawsuits were brought and counterclaims made in U.S. Federal Court in New York concerning the question of whether the terrorist attack on the World Trade Center (WTC) on September 11, 2001 constituted one or two occurrences under the terms of the applicable property insurance coverage issued to the lessees of the WTC and other parties. While SCOR as a reinsurer is not a party to such lawsuits, its ceding company, Allianz Global Risks U.S. Insurance Company (Allianz), which insured a portion of the WTC and which is reinsured by SCOR, is a party to the legal action.
         The first two phases of the trial were completed in 2004. At the end of the first phase, nine of the twelve insurers involved in that phase were found to be bound by a definition of the term occurrence that as a matter of law has been found to mean that the attack on the WTC constituted one occurrence. Allianz did not participate in that first phase, but has participated in the second phase of the trial. On December 6, 2004, the jury in the second phase of the trial determined that the attack on the WTC on September 11, 2001 constituted two occurrences under the property insurance coverages issued by Allianz and by eight other insurers of the WTC that were parties to this phase of the trial. SCOR, a reinsurer of Allianz, considered the jury verdict to be contrary to the terms of the insurance coverage in force and to the intent of the parties. SCOR fully supported Allianz in its efforts to overturn the verdict. This verdict has been appealed to the U.S. Court of Appeals for the Second Circuit and a decision is expected in 2006.
         The verdict in the second phase of the trial did not determine the amount of damages owed by the insurers, and a separate court-supervised appraisal procedure is underway to determine the amount of indemnification due by the insurers following the destruction of the WTC towers. The final determination of the appraisal procedure is expected in late 2006 or early 2007.
         In the Group’s original calculations of its technical reserves, the WTC attack was treated as one occurrence for purposes of the underlying insurance coverage since the terrorist attack on September 11, 2001 was a single, coordinated occurrence. As a result of the above-described jury verdict in the second phase of the trial, the Group has increased the reserves based on the initial replacement value estimated by the ceding company’s claims adjusters. The gross amount of reserves has accordingly been increased from USD 355 million as of December 31, 2003 to USD 422 million as of December 31, 2004, and net of retrocession from USD 167.5 million to USD 193.5 million. These amounts did not change significantly in 2005. In addition, the Group issued two letters of credit to Allianz for a total amount of USD 145,320,000 on December 27, 2004 as security required by Allianz to guarantee payment to the ceding company if the verdict is not reversed or if the appraisal process were to lead to an increased amount of liabilities to be paid in the future.

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Allianz has instituted an arbitration proceeding against the Company in order to clarify the extent of the Company’s obligations under the reinsurance contract entered into with it. The arbitration proceeding has been stayed by the arbitration panel pending the happening of certain events relating to the second phase of the trial. The arbitration proceeding has not been reactivated.

•	The Group is also involved in various arbitration proceedings relating to the subscription of business, currently in run off, primarily relating to coverage for certain Credit & Surety bond losses. The total amount of the related claims is approximately USD 10.3 million.

•	In January 2005, Continental Casualty Company (CCC), a CNA subsidiary, initiated an arbitration proceeding to obtain a declaration that six contracts signed with Commercial Risk Re-Insurance Company (CRRC) should contain the so called “insolvency” clause. CRRC issued a counter demand for arbitration proceedings to obtain access to all relevant books and records from CCC.
         On November 2, 2005, the panel rendered its award stating that the six contracts were supposed to contain this insolvency clause. Following this ruling, CRRC filed motions to vacate the panel’s final award in U.S. Federal District Courts in the state of Connecticut and for the Northern District of Illinois seeking to vacate the arbitration panel’s ruling.
         In its counter claim, CRRC is requesting, pursuant to the provisions of the contracts in question, an order giving it full access to all relevant books and records held by CCC and its Agents. The organizational meeting in respect of this second arbitration was held in October 2005 and the parties are in the process of submitting their respective schedules to the panel.

•	In August 2005, certain American subsidiaries of Royal & Sun Alliance (RSA) initiated four arbitration proceedings against Commercial Risk Re-Insurance Company and Commercial Risk Reinsurance Company Ltd (Commercial Risk) relating to seven reinsurance treaties signed by RSA and Commercial Risk. RSA is alleging breach of the contracts and is seeking full payment of balances due under these contracts, plus interest and expenses, for a total of approximately USD 23 million. Commercial Risk denies these balances asserting that the losses are outside the scope of coverage and the terms and conditions of the treaties.
No significant development has occurred in these arbitration proceedings. Panels have been constituted and the organizational meetings were held on February 22, 2006 and March 28, 2006.
In Europe:

•	SCOR VIE, as the reinsurer of an insurance company, is involved in a lawsuit in connection with a life insurance policy in the amount of approximately EUR 4.5 million. The beneficiary of the policy was killed in 1992. In June 2001, a Spanish court ordered the ceding company to pay approximately EUR 16 million under the policy, which amount included accumulated interest since 1992 as well as damages. Following this decision, SCOR VIE booked a technical provision of EUR 17.7 million in its accounts for the 2001 fiscal year. In May 2002, the Barcelona Court of Appeals found in favor of the ceding company. The representatives of the deceased have now appealed the case to the Spanish Supreme Court. The provision was maintained at December 31, 2005.

•	The French Autorité des Marchés Financiers (AMF) initiated an investigation on October 21, 2004 in connection with the financial information and trading activity surrounding the issue of the SCOR OCEANE bonds in July 2004. The Company has no additional information on this matter at this time.

•	The AMF also initiated an investigation on October 5, 2005 concerning the market for the SCOR shares as of June 1, 2005.

•	Since February 2005, the Company has been subject to a tax audit for the period from January 1, 2002 to December 31, 2003. On December 21, 2005, this audit resulted in an initial adjustment proposal,

SCOR
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

excluding late penalties, for an additional assessment for the corporate income tax base for 2002 of EUR 26,870,073.77, an assessment for the withholding stipulated by Article 119 bis 2 of the French General Tax Code of EUR 5,788,871 and an additional assessment for the employer’s payroll tax of EUR 27,891. The Company has challenged this adjustment proposal. This proposal, which stays the statute of limitations, will be followed in 2006 with a definitive proposal also covering fiscal year 2003.

•	The Autorité de Contrôle des Assurances et des Mutuelles (A.C.A.M.) launched an audit of SCOR VIE in January 2006.
The Company is also involved in various other legal and arbitration proceedings from time to time in the ordinary course of its business. However, other than the proceedings mentioned above, to our knowledge, there are no other litigation matters that have had or are likely to have a material adverse impact on the financial position, business and the operating results of the Group.
Note 21. Subsequent Events
At the end of February 2006, Security Insurance Company of Hartford, Orion Insurance Company and other subsidiaries of Royal Insurance Company (Security of Hartford) instituted a litigation against SCOR Reinsurance Company (SCOR Re) in the Supreme Court of the State of New York alleging breach of contract and seeking recovery of claimed loss balances of approximately USD 48.9 million allegedly due as losses under two quota share treaties between the parties (the “Treaties”).
SCOR Re is seeking to dismiss or stay the Supreme Court litigation and is demanding that the issues raised in the litigation be submitted to arbitration pursuant to the arbitration clauses contained in the Treaties. At the appropriate time in either the litigation or arbitration, SCOR Re will assert its own defenses and claims or counterclaims concerning the substantive issues raised in the litigation.
In February 2006, SCOR received an arbitration notice from the “captive” of a pharmaceutical laboratory concerning the settlement of a claim under civil liability for a laboratory product. SCOR denied owing this amount and claims that the captive is not required to indemnify the pharmaceutical laboratory. The maximum potential commitment of SCOR is USD 17.5 million.

SCHEDULE I – SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS
IN RELATED PARTIES
December 31, 2005

Col. A	Col. B	Col. C	Col. D

			Amount at which
		Fair	shown in the
Type of investment	Cost	Value	balance sheet

	(EUR, in millions)
Fixed maturities:
Available for sale:
Debt securities issued or guaranteed by the French government or its agencies	544	550	550
Debt securities issued or guaranteed by the U.S. government or its agencies	1,394	1,361	1,361
Obligations of U.S. states and political subdivisions	100	102	102
Debt securities issued or guaranteed by the European Union	452	453	453
Debt securities issued or guaranteed by other national, state or local governments or their agencies	326	340	340
Corporate debt securities	1,478	1,498	1,498
Mortgage-backed securities	875	878	878
Other debt securities	62	55	55

Total fixed maturities available for sale	5,231	5,237	5,237

Trading	155	158	158

Total fixed maturities	5,386	5,395	5,395

Equity securities:
Available for sale	746	769	769
Trading	138	177	177

Total equity securities	884	946	946

Other long-term investments	317		317

Total investments	6,587		6,658

Cash and cash equivalents	1,666		1,666

SCHEDULE III – SUPPLEMENTARY INSURANCE INFORMATION
December 31, 2005, 2004 and 2003

Col. A	Col. B	Col. C	Col. D	Col. E

		Future Policy
		Benefits, Losses,		Other Policy
	Deferred Policy	Claims, and Loss	Unearned	Claims and
	Acquisition Costs	Expenses	Premiums	benefits Payable

	(EUR, in millions)
December 31, 2005:
Life	300	2,719	–	–
Non Life	249	6,439	693	–
Total	549	9,158	693	–

December 31, 2004:
Life	264	2,677	–	–
Non Life	254	6,470	627	–
Total	518	9,147	627	–

December 31, 2003:
Life	232	2,562	–	–
Non Life	251	7,306	822	–
Total	483	9,868	822	–

The corresponding information for the income statement is presented for Non life and Life reinsurance segments in Note 17 to the consolidated financial statements.

SCHEDULE IV – REINSURANCE
December 31, 2005, 2004 and 2003

Col. A	Col. B	Col. C	Col. D	Col. E	Col. F

					% of
		Ceded to	Assumed		Amount
	Gross	Other	from Other	Net	Assumed to

	(EUR, in millions)
Year Ended December 31, 2005
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	28	548	520	105%
Property-casualty insurance	–	125	1,691	1,566	108%

Total	–	153	2,239	2,086	107%

Year Ended December 31, 2004:
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	20	544	524	104%
Property-casualty insurance	–	165	1,868	1,703	110%

Total	–	185	2,412	2,227	108%

Year Ended December 31, 2003:
restated
Life insurance in force	–	–	–	–	–

Insurance premiums and other considerations:
Life insurance and annuities	–	66	583	517	113%
Property-casualty insurance	–	292	3,099	2,807	110%

Total	–	358	3,682	3,324	111%

SCHEDULE V – VALUATION AND QUALIFYING ACCOUNTS
December 31, 2005, 2004 and 2003

Col. A	Col. B	Col. C		Col. D	Col. E

		Additions

	Balance at	1) – Charged	2) – Charged
	beginning of	to costs and	to other		Balance at
Description	year	expenses	accounts	Deductions	end of year

	(EUR, in millions)
December 31, 2005:
Reserves deducted from assets to which they apply:
Reinsurance balance receivable	11	2	—	—	13
Advances to and investments in affiliates	17	—	—	8	9
Other assets	—	—	—	—	—

Total	28	2	—	8	22

December 31, 2004:
Reserves deducted from assets to which they apply:
Reinsurance balance receivable	8	3	—	—	11
Advances to and investments in affiliates	16	1	—	—	17
Other assets	1	—	(1)	—	—

Total	25	4	(1)	—	28

December 31, 2003:
Reserves deducted from assets to which they apply:
Reinsurance balance receivable	9	—	(1)	—	8
Advances to and investments in affiliates	16	—	—	—	16
Other assets	1	—	—	—	1

Total	26	—	(1)	—	25

SCHEDULE VI – SUPPLEMENTAL INFORMATION CONCERNING
PROPERTY/ CASUALTY INSURANCE OPERATIONS
(I) DECEMBER 31, 2005, 2004 and 2003

Col. A	Col. B	Col. C	Col. D	Col. E

		Reserves for Unpaid
		Claims, and Claim	Discount if any,
	Deferred Policy	Adjustment	Deducted in	Unearned
Affiliation with Registrant	Acquisition Costs	Expenses	Column C	Premiums

	(EUR, in millions)
Registrant and consolidated subsidiaries
2005	249	6,439	83	693
2004	254	6,470	92	627
2003	251	7,306	104	822